As filed with the Securities and Exchange Commission on October 6, 2026

Registration No.: 333-295744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Odyssey Marine Exploration, Inc.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	84-1018684 (I.R.S. Employer Identification Number)

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(813) 876-1776

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark D. Gordon, Chief Executive Officer

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(813) 876-1776

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Susan Fennessey, Esq.	David M. Doney, Esq.	Rory B. O’Halloran, Esq.
Odyssey Marine Exploration, Inc.	Akerman LLP	Christopher Glenn, Esq.
205 S. Hoover Boulevard, Suite 210	401 East Jackson Street, Suite 1700	Allen Overy Shearman Sterling US LLP
Tampa, Florida 33609	Tampa, Florida 33602	599 Lexington Avenue
Telephone: (813) 876-1776	Telephone: (813) 209-5070	New York, New York 10022
Telephone: (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation, or sale is not permitted.

Preliminary Proxy Statement/Prospectus

Subject to Completion—Dated     , 2026

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

To the Stockholders of Odyssey Marine Exploration, Inc.

and American Ocean Minerals Corporation:

On behalf of the boards of directors of Odyssey Marine Exploration, Inc. (“Odyssey”) and American Ocean Minerals Corporation (“AOM”), we are pleased to provide the accompanying proxy statement/prospectus relating to the proposed merger of Odyssey and AOM. As a holder of Odyssey common stock, you are being asked to consider and vote on the proposals described in this document.

As previously disclosed, on April 8, 2026, Odyssey entered into an Agreement and Plan of Merger with its wholly owned subsidiary, Oceanus Merger Sub, Inc. (“Merger Sub”), and AOM (the “Merger Agreement”). Under the Merger Agreement, Merger Sub will merge with and into AOM, with AOM surviving as a direct, wholly owned subsidiary of Odyssey. At the effective time of the merger, each outstanding share of AOM common stock will be converted into shares of Odyssey common stock at a fixed exchange ratio of 4.5017 shares of Odyssey common stock for each share of AOM common stock, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the 1-for-25 reverse stock split that Odyssey intends to effect after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part but before completion of the merger. On June 26, 2026, Odyssey, Merger Sub, and AOM entered into Amendment No. 1 to Agreement and Plan of Merger (the “Merger Agreement Amendment”), which, among other things, amends the Merger Agreement to modify the proposal described in this document to approve an amendment to Odyssey’s articles of incorporation to increase the number of authorized shares of Odyssey common stock.

Following completion of the merger, Odyssey is expected to be renamed “American Ocean Minerals Corporation,” and the common stock of the combined company is expected to trade on Nasdaq under the symbol AOMC, aligning the company’s corporate identity with its strategic direction.

This transaction represents a significant step in the evolution of both companies. By combining Odyssey and AOM, we believe we are creating a larger, better-capitalized, U.S.-aligned platform focused on advancing access to critical minerals from the seafloor—resources that are increasingly important to supply chain resilience, advanced technologies, and long-term industrial capacity.

Each company brings distinct and complementary strengths:

•	Odyssey contributes decades of offshore operational experience, deep-ocean technology capabilities, and public company infrastructure.

•	AOM contributes capital, a growing portfolio of mineral interests, and a strategy focused on acquiring and advancing high-potential assets across multiple jurisdictions.

Immediately prior to the effective time of the merger:

•	All outstanding AOM convertible debentures issued in connection with AOM’s bridge financing will automatically convert into shares of AOM common stock.

•	AOM is expected to complete a private investment (“PIPE”), issuing shares of AOM common stock and accompanying warrants to investors.

•

Odyssey intends to separate its Oceanica Resources Mexico (“ORM”) asset through a trust structure for the benefit of existing Odyssey stockholders, subject to the satisfaction of certain conditions and agreements with interested parties.

At the effective time of the merger:

•	Each outstanding share of AOM common stock will be converted into Odyssey common stock based on the exchange ratio described above.

•	Shares issued in the PIPE will convert into Odyssey common stock, and associated warrants will be assumed and adjusted accordingly.

In connection with the broader transaction structure:

•

Certain equity holders of CIC Limited (“CIC Limited”) and Ocean Minerals LLC (“OML”) will exchange their interests for shares of Odyssey common stock, subject to applicable agreements and Nasdaq limitations.

•	Odyssey will also hold options to acquire additional equity interests in CIC Limited over time based on milestone-driven valuation thresholds.

Following completion of the merger:

•	AOM’s leadership team is expected to assume executive management roles.

•	The combined company’s board of directors will comprise entirely directors designated by AOM.

•	Existing Odyssey stockholders are expected to retain approximately 6.6% ownership of the combined company.

A key component of this transaction is the capital raised in connection with the merger:

•	approximately $75.6 million through pre-transaction convertible financing; and

•	approximately $156.4 million through the PIPE.

These financings are expected to provide the combined company with the resources necessary to advance exploration, environmental studies, and regulatory processes across its portfolio.

The transaction also reflects a phased and capital-disciplined approach to growth:

•	Ownership positions are being increased to a majority interest in certain assets, such as OML.

•	Other interests, such as CIC Limited, are structured through staged acquisition mechanisms, including equity exchanges and milestone-based options.

This approach will allow the combined company to increase ownership over time while aligning capital deployment with project progress and regulatory milestones.

Odyssey’s Board of Directors believes that participation in a larger, better-capitalized platform provides a more compelling long-term opportunity than continuing as a standalone company. After careful consideration, including the review and recommendation of a committee of independent and disinterested directors, and after consultation by such committee with its financial and legal advisors, Odyssey’s Board unanimously determined that the merger and related transactions are advisable and in the best interests of Odyssey and its stockholders.

Accordingly, the Board unanimously recommends that you vote:

•	“FOR” the Merger Share Issuance Proposal;

•	“FOR” the CIC and OML Share Issuance Proposal;

•	“FOR” each of the Charter Proposals;

•	“FOR” the Golden Parachute Compensation Proposal;

•	“FOR” the Equity Plan Proposal; and

•	“FOR” the Adjournment Proposal, if presented.

The completion of the merger is subject to stockholder approval and other customary closing conditions. Your vote is important, regardless of the number of shares you own.

We encourage you to read this proxy statement/prospectus carefully, including the sections entitled “Risk Factors” and “The Merger,” and to vote your shares as soon as possible.

This transaction reflects a shared commitment to building a company with the scale, capital, and capabilities to participate meaningfully in the emerging marine critical minerals sector.

We appreciate your consideration and your continued support.

Sincerely,

Mark D. Gordon	Mark B. Justh
Chief Executive Officer	Chief Executive Officer
Odyssey Marine Exploration, Inc.	American Ocean Minerals Corporation

The accompanying proxy statement/prospectus is dated     , 2026, and is first being mailed to the stockholders of Odyssey and stockholders of American Ocean Minerals Corporation on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [    ], 2026

To the Stockholders of Odyssey Marine Exploration, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Odyssey Special Meeting”) of Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey,” the “Company,” “us,” “our,” or “we”), will be held on [    ], 2026, at 10:00 a.m. Eastern. The Odyssey Special Meeting will be a completely virtual meeting of stockholders, conducted exclusively online by live webcast at www.proxypush.com/OMEX (the “Virtual Meeting Website”). There will be no physical location for the Odyssey Special Meeting, and you will not be able to attend the meeting in person. You will be able to attend, vote your shares, and submit questions during the meeting by visiting the Virtual Meeting Website and entering the virtual control number included in your proxy materials or on your proxy card. Only stockholders who hold shares of Odyssey common stock, par value $0.0001 per share (“Odyssey Common Stock”), at the close of business on [    ], 2026, the record date for the Odyssey Special Meeting, are entitled to vote at the Odyssey Special Meeting and any adjournments or postponements of the Odyssey Special Meeting.

As previously disclosed, on April 8, 2026, Odyssey entered into an agreement and plan of merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each then-outstanding share of AOM common stock, par value $0.0001 per share (“AOM Common Stock”), will be converted into shares of Odyssey Common Stock, and Odyssey will be renamed “American Ocean Minerals Corporation.”

Prior to the execution and delivery of the Merger Agreement, AOM entered into subscription agreements (the “Bridge Subscription Agreements”) with certain third-party investors (the “AOM Bridge Investors”) pursuant to which the AOM Bridge Investors provided aggregate financing to AOM in the amount of approximately $75.6 million through the purchase of convertible debentures of AOM (the “AOM Bridge Debentures”). The AOM Bridge Debentures will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

Contemporaneously with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into a securities purchase agreement (the “AOM PIPE Subscription Agreement” and, together with the Bridge Subscription Agreements, the “Subscription Agreements”) with certain third-party investors (the “AOM PIPE Investors”), pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of $156.4 million (the “AOM PIPE Investment”) through the subscription for and purchase of shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

Contemporaneously with the execution and delivery of the Merger Agreement, and as a condition to the willingness of the parties to the Merger Agreement to enter into the Merger Agreement, Odyssey, certain holders of AOM Common Stock, and certain AOM Bridge Investors (the “Lock-Up Holders”), entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which the Lock-Up Holders have agreed to certain restrictions on the transfer of shares of Odyssey Common Stock held by or issued to them under the Merger Agreement, such restrictions to become effective at the consummation of the Merger.

Pursuant to the terms of the Merger Agreement, Odyssey agreed to use its commercially reasonable efforts to (i) organize a new corporation (“ORM HoldCo”), (ii) contribute its interests in Oceanica Resources Mexico, S. de R.L. de C.V., a company organized in Mexico (“ORM”), to ORM HoldCo, and (iii) transfer its interests in ORM HoldCo to a newly formed liquidating trust (the “ORM Trust”), the beneficiaries of which would be the holders of Odyssey Common Stock as of a record date prior to the consummation of the Merger (collectively, the “Non-Core Asset Transactions”). The consummation of the Non-Core Asset Transactions in all material respects, including the formation of ORM HoldCo, the contribution of Odyssey’s interests in ORM to ORM HoldCo, and the transfer of Odyssey’s interests in ORM HoldCo to the ORM Trust, is a condition to AOM’s obligation to consummate the Merger, which condition may be waived by AOM in its sole discretion. In addition, the Non-Core Asset Transactions require Odyssey to obtain a commitment for the financing necessary to fund the activities of ORM HoldCo and its subsidiaries for at least eighteen (18) months following the consummation of the Merger. The Non-Core Asset Transactions are subject to certain third-party approvals, and there can be no assurance that Odyssey will be able to obtain such approvals or consummate the Non-Core Asset Transactions on acceptable terms or at all. If AOM does not waive the condition and the Non-Core Asset Transactions have not been consummated in all material respects prior to the termination of the Merger Agreement, the Merger will not be completed.

The Odyssey Special Meeting is being held for the following purposes:

1.

Proposal No. 1—The Merger Share Issuance Proposal—To consider and vote upon a proposal to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the issuance of approximately 728,052,566 shares of Odyssey Common Stock to the AOM Stockholders pursuant to the terms of the Merger Agreement (the “Merger Shares”), as well as the issuance of shares of Odyssey Common Stock upon exercise of replacement PIPE Warrants (as adjusted for anti-dilution adjustments, the “Warrant Shares”) initially equal to 141,968,020 shares of Odyssey Common Stock. The number of Merger Shares will be proportionately adjusted to approximately 29,122,102 to give effect to the 1-for-25 reverse stock split that Odyssey intends to effect after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part but before completion of the Merger (the “Reverse Stock Split”). The issuance of the Merger Shares and Warrant Shares will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger, requiring stockholder approval under Nasdaq Listing Rule 5635(a)(1), and will result in a change of control of Odyssey, requiring stockholder approval under Nasdaq Listing Rule 5635(b). In addition, Mark B. Justh, a director of Odyssey and a director and officer of AOM, owns approximately 6.89% of AOM, and accordingly, because the issuance of shares to the AOM Stockholders will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of the Merger Shares and Warrant Shares also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2). A portion of the Merger Shares may instead be issued as shares of a new series of convertible preferred stock of Odyssey, as further described under “Proposal No. 1—The Merger Share Issuance Proposal.” We refer to this proposal as “Proposal No. 1” or the “Merger Share Issuance Proposal.”

2.

Proposal No. 2—The CIC and OML Share Issuance Proposal—To consider and vote upon a proposal to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the issuance of approximately 134,163,758 shares of Odyssey Common Stock to (i) the CIC Stockholders pursuant to the terms of the CIC Limited Equity Exchange Agreement, the CIC Limited Option Agreement, and the CIC LLC Option Agreement and (ii) the OML Members pursuant to the terms of the OML Equity Exchange Agreement (collectively, the “Exchange Shares”), which number of Exchange Shares will be proportionately adjusted to approximately 5,366,550 to give effect to the Reverse Stock Split. The issuance of the Exchange Shares is part of a series of integrated transactions contemplated by the Merger Agreement, including the issuance of the Merger Shares, which, in the aggregate, will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger, requiring stockholder approval under Nasdaq Listing Rule 5635(a)(1), and will result in a change of control of Odyssey, requiring stockholder approval under Nasdaq Listing Rule 5635(b). In addition, Mr. Justh indirectly owns approximately 9.2% of CIC Limited, and accordingly, because the issuance of shares to the CIC Stockholders, when integrated with the issuance of the Merger Shares, the Warrant Shares and the other Exchange Shares, will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of shares to the CIC Stockholders also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2). We refer to this proposal as “Proposal No. 2” or the “CIC and OML Share Issuance Proposal” and, together with the Merger Share Issuance Proposal as the “Nasdaq Proposals.”

3A.

Proposal No. 3A—The Share Increase Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter (as defined below) to (i) increase the number of authorized shares of Odyssey Common Stock from 82,000,000 shares to 400,000,000 shares and (ii) increase the number of authorized shares of Odyssey Preferred Stock from 24,984,166 shares to 25,000,000 shares, in each case, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3A” or the “Share Increase Proposal.”

3B.

Proposal No. 3B—The Director and Officer Liability Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to provide that the liability of Odyssey’s directors and officers is eliminated or limited to the fullest extent permitted by Nevada law, and to update the related indemnification provisions, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3B” or the “Director and Officer Liability Proposal.”

3C.

Proposal No. 3C—The Jury Trial Waiver Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to require that any “internal action” (as defined in Nevada Revised Statutes (“NRS”) 78.046) to be tried in any court of the State of Nevada be tried before the presiding judge as the trier of fact and not before a jury, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3C” or the “Jury Trial Waiver Proposal.”

3D.

Proposal No. 3D—The Articles Update Proposal—To consider and vote upon a proposal to approve amendments to the Odyssey Charter to make clean-up and clarifying changes and update statutory references, including to change Odyssey’s name to “American Ocean Minerals Corporation,” to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3D” or the “Articles Update Proposal.”

3E.

Proposal No. 3E—The Distribution Test Opt-Out Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to opt out of a provision in NRS 78.288(2) that prohibits a Nevada corporation from making a distribution to its stockholders if the distribution would result in the corporation’s total assets being less than the sum of its total liabilities plus the amount needed to satisfy senior preferential liquidation rights, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3E” or the “Distribution Test Opt-Out Proposal.”

3F.

Proposal No. 3F—The Bylaw Amendment Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to give the Odyssey Board the exclusive power to adopt, amend or repeal the Odyssey Bylaws, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3F” or the “Bylaw Amendment Proposal.”

3G.

Proposal No. 3G—The Voting Standard Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to remove the voting standard in the current Odyssey Charter so that the default voting standards in NRS and the Odyssey Bylaws apply, and to update the related quorum and preferred stock voting provisions, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3G” or the “Voting

Standard Proposal” and, together with the Share Increase Proposal, the Director and Officer Liability Proposal, the Jury Trial Waiver Proposal, the Articles Update Proposal, the Distribution Test Opt-Out Proposal and the Bylaw Amendment Proposal, the “Charter Proposals.”

4.

Proposal No. 4—The Golden Parachute Compensation Proposal—To consider and vote upon a proposal to approve, on an advisory, non-binding basis, certain compensation payments that will or may be made by Odyssey to its named executive officers in connection with the Merger. We refer to this proposal as “Proposal No. 4” or the “Golden Parachute Compensation Proposal.”

5.

Proposal No. 5—The Equity Plan Proposal—To consider and vote upon a proposal to approve the 2026 Equity Incentive Plan, to be effective as of the Closing Date, subject to stockholder approval and the consummation of the Merger. We refer to this proposal as “Proposal No. 5” or the “Equity Plan Proposal.”

6.

Proposal No. 6—The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates if it is determined by Odyssey and AOM that more time is necessary to further solicit proxies necessary for the approval of one or more of the Proposals. We refer to this proposal as “Proposal No. 6” or the “Adjournment Proposal.”

These items of business are described in the attached proxy statement/prospectus, which Odyssey encourages you to read in its entirety before voting. Only holders of record of Odyssey Common Stock at the close of business on [    ], 2026, the Record Date, are entitled to notice of the Odyssey Special Meeting and to vote and have their votes counted at the Odyssey Special Meeting and any adjournments or postponements of the Odyssey Special Meeting. Odyssey will transact no other business at the Odyssey Special Meeting, except such business as may properly be brought before the Odyssey Special Meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Odyssey Special Meeting.

After careful consideration, the Odyssey Board has unanimously determined that the form, terms and provisions of the Merger Agreement, including the Merger, are advisable and in the best interests of Odyssey and its stockholders. Acting on the unanimous recommendation of the Special Transaction Committee, the Odyssey Board unanimously recommends you vote “FOR” the Merger Share Issuance Proposal, “FOR” the CIC and OML Share Issuance Proposal, and “FOR” the Share Increase Proposal. The Odyssey Board also unanimously recommends you vote “FOR” each of the other Charter Proposals, “FOR” the Golden Parachute Compensation Proposal, “FOR” the Equity Plan Proposal, and “FOR” the Adjournment Proposal, if presented.

The Merger Share Issuance Proposal and the Share Increase Proposal are interdependent and must each be approved for Odyssey to consummate the Merger. The CIC and OML Share Issuance Proposal, the Director and Officer Liability Proposal, the Jury Trial Waiver Proposal, the Articles Update Proposal, the Distribution Test Opt-Out Proposal, the Bylaw Amendment Proposal, the Voting Standard Proposal, the Golden Parachute Compensation Proposal, the Equity Plan Proposal and the Adjournment Proposal are not conditioned upon the approval of any other proposal. However, none of the Charter Proposals will take effect unless and until the Merger is completed.

A quorum of Odyssey’s stockholders is necessary to hold a valid meeting. The holders of at least a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the Odyssey Special Meeting as of the Record Date, represented in person or by proxy, will constitute a quorum for the transaction of business at the Odyssey Special Meeting. For purposes of the Odyssey Special Meeting, stockholders attending via the Virtual Meeting Website will be deemed to be present in person. Odyssey will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Odyssey Special Meeting.

The approval of each of the Charter Proposals requires the affirmative vote of holders of a majority of the voting power of Odyssey (which consists of the outstanding shares of Odyssey Common Stock). Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” each of the Charter Proposals.

The approval of each of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, and the Adjournment Proposal.

Completion of the Merger is conditioned upon, among other things, approval of the Nasdaq Proposals and the Share Increase Proposal.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) and any other documents incorporated by reference herein for a more complete description of the proposed Merger and related transactions and each of the Odyssey Proposals. We encourage you to read this proxy statement/prospectus carefully in its entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 73 of the accompanying proxy statement/prospectus. If you have any questions or need assistance voting your shares, you may call Odyssey proxy solicitor, Sodali & Co, at (203) 658-9400 (banks and brokers) or email at OMEX.info@investor.sodali.com.

In connection with the Merger Agreement, Odyssey, AOM, and certain stockholders of Odyssey, including the directors and certain officers of Odyssey who hold shares of Odyssey Common Stock (the “Odyssey Support Stockholders”), entered into stockholder support agreements, each dated as of April 8, 2026 (collectively, the “Odyssey Support Agreements”), pursuant to which each Odyssey Support Stockholder agreed, among other things, to vote all of its voting shares of Odyssey in favor of the Odyssey Proposals. As of the Record Date, the Odyssey Support Stockholders collectively held approximately [28.30]% of the voting power of the outstanding shares of Odyssey Common Stock.

Your vote is very important, regardless of the number of shares of Odyssey Common Stock that you own. Even if you plan to attend the Odyssey Special Meeting, we request that you complete, sign, date and return the enclosed proxy card in the envelope provided, or submit your proxy by telephone or via the Internet at www.proxydocs.com/OMEX prior to the Odyssey Special Meeting, and thus ensure that your shares will be represented and voted at the Odyssey Special Meeting if you later become unable to attend. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank, or other nominee to vote your shares.

BY ORDER OF THE ODYSSEY
BOARD OF DIRECTORS

Mark D. Gordon
Chief Executive Officer and
Chairman of the Board of Directors

Tampa, Florida

[    ], 2026

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Odyssey Marine Exploration, Inc. (“Odyssey”), constitutes a prospectus of Odyssey under Section 5 of the Securities Act of 1933, as amended, with respect to securities of Odyssey, including the shares of Odyssey common stock, par value $0.0001 per share (“Odyssey Common Stock”), shares of Odyssey preferred stock, par value $0.0001 per share (“Odyssey Preferred Stock”), and warrants to purchase Odyssey Common Stock (“Odyssey Assumed Warrants” and, together with the Odyssey Common Stock and the Odyssey Preferred Stock, the “Odyssey Securities”), to be issued if the Merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the special meeting (the “Odyssey Special Meeting”) at which stockholders of Odyssey (the “Odyssey Stockholders”) will be asked to consider and vote upon the proposals described in this proxy statement/prospectus and certain other related matters.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Odyssey has not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained or incorporated by reference in this proxy statement/prospectus is accurate as of any date other than such date. Neither the mailing of this proxy statement/prospectus to Odyssey Stockholders nor the issuance by Odyssey of Odyssey Securities pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Odyssey contained or incorporated by reference in this proxy statement/prospectus has been provided by Odyssey, and the information concerning American Ocean Minerals Corporation (“AOM”), CIC Limited, and Ocean Minerals, LLC contained in this proxy statement/prospectus has been provided by AOM.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Odyssey that is not included in or delivered with this document. You may obtain this information without charge through the SEC web site (www.sec.gov) or upon your written or oral request by contacting our proxy solicitor, Sodali & Co, using the following contact information:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Telephone: (800) 662-5200

Bank and Brokers can call at (203) 658-9400

Email: OMEX.info@investor.sodali.com

To ensure timely delivery of these documents, any request should be made no later than [    ], 2026, to receive them before the Odyssey Special Meeting.

For additional details about where you can find information about Odyssey, please see the section entitled “Where You Can Find More Information” beginning on page 317 of this proxy statement/prospectus.

FREQUENTLY USED TERMS

In this proxy statement/prospectus:

“AOM” means American Ocean Minerals Corporation, a Delaware corporation.

“AOM Common Stock” means AOM’s common stock, par value $0.0001 per share.

“AOM Dissenting Shares” means shares of AOM Common Stock with respect to which an AOM Stockholder has exercised dissenters’ rights under he DGCL.

“AOM Senior Notes” means the senior secured notes purchased by AOM from Odyssey under the Odyssey Note Purchase Agreement.

“AOM Support Agreement” means the Stockholder Support Agreement, dated as of April 8, 2026, by and among AOM, Odyssey and the Key AOM Stockholders.

“CIC Limited” means CIC Limited, a company organized under the laws of the Cook Islands.

“CIC LLC” means CIC LLC, a Florida limited liability company.

“Closing” means the consummation of the Merger.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“combined company” means, as the context requires, Odyssey and its subsidiaries following the Closing.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” means the time at which the Merger becomes effective.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the Reverse Stock Split.

“GAAP” means United States generally accepted accounting principles.

“Key AOM Stockholders” means the officers, directors and stockholders of AOM who, in their capacity as stockholders of AOM, executed an AOM Support Agreement. The Key AOM Stockholders are the only stockholders of AOM necessary to approve the Merger.

“Merger” means, pursuant to the Merger Agreement, the merging of Merger Sub with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey.

“Merger Agreement” means the agreement and plan of merger, dated as of April 8, 2026, by and among Odyssey, AOM, and Merger Sub and, where the context requires, as amended by the Merger Agreement Amendment, and as may be further amended, supplemented or otherwise modified from time to time.

“Merger Agreement Amendment” means Amendment No. 1 to Agreement and Plan of Merger, dated as of June 26, 2026, by and among Odyssey, AOM, and Merger Sub.

“Merger Sub” means Oceanus Merger Sub, Inc., a Delaware corporation.

i

“Mexican Phosphate Project” means Odyssey’s phosphate exploration and development business conducted in Mexico, including the subsea phosphate project located in Mexico’s Exclusive Economic Zone, and all assets, operations, liabilities and equity interests of Odyssey, any of its subsidiaries and any of their respective affiliates relating thereto, including Odyssey’s direct and indirect interests in ORM and any successor, subsidiary, joint venture or similar entity holding interests in such project.

“NRS” means the Nevada Revised Statutes.

“Odyssey” means Odyssey Marine Exploration, Inc.

“Odyssey Board” means the board of directors of Odyssey.

“Odyssey Charter” means the Articles of Incorporation of Odyssey, as amended.

“Odyssey Common Stock” means Odyssey’s common stock, par value $0.0001 per share.

“Odyssey Preferred Stock” means Odyssey’s preferred stock, par value $0.0001 per share.

“Odyssey Senior Notes” means the senior secured notes issued by Odyssey to AOM under the Odyssey Note Purchase Agreement.

“Odyssey Special Meeting” means the special meeting of Odyssey Stockholders to consider and vote upon the Odyssey Proposals and related matters and any adjournment or postponement thereof.

“Odyssey Stockholder Approval” means the approval by the stockholders of Odyssey of the Odyssey Proposals.

“Odyssey Support Agreements” means the stockholder support agreements, each dated as of April 8, 2026, by and among Odyssey, AOM, and certain Odyssey Stockholders party thereto.

“prospectus” means the prospectus included in the Registration Statement on Form S-4 (Registration No. 333-295744) filed with the SEC.

“Record Date” means the close of business on [●], 2026, the record date established by Odyssey for determining the holders of Odyssey Common Stock entitled to notice of, and to vote at, the Odyssey Special Meeting.

“Registration Statement” means this registration statement on Form S-4 (Registration No. 333-295744), including the proxy statement/prospectus forming a part hereof, as the same may be amended or supplemented from time to time.

“Reverse Stock Split” means the 1-for-25 reverse stock split of the Odyssey Common Stock that Odyssey intends to effect after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part but before completion of the Merger.

“SBMA” means the Cook Islands Seabed Mineral Authority.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“total voting shares outstanding” means the shares of Odyssey Common Stock outstanding. As of the Record Date, there were [    ] total voting shares outstanding.

ii

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR ODYSSEY STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions regarding the proposed Merger and about the Odyssey Proposals. The following questions and answers may not include all the information that is important to Odyssey Stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

This proxy statement/prospectus and its annexes contain important information about the proposed Merger and the Odyssey Proposals. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of Odyssey with respect to the shares of Odyssey Common Stock issuable in connection with the Merger.

Q:	Why am I receiving this proxy statement/prospectus?

A:

On April 8, 2026, Odyssey, AOM, and Merger Sub entered into an Agreement and Plan of Merger pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey and Merger Sub ceasing to exist. On June 26, 2026, Odyssey, AOM, and Merger Sub entered into Amendment No. 1 to Agreement and Plan of Merger. Copies of the Merger Agreement and the Merger Agreement Amendment are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively. Subject to the terms and conditions of the Merger Agreement, at the Closing, each outstanding share of AOM Common Stock (other than any shares held as treasury stock that will be cancelled or AOM Dissenting Shares), will be converted into shares of Odyssey Common Stock equal to the Exchange Ratio, as described in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	What is the overall structure of the Merger and the related transactions?

A:

The Merger is structured as a business combination between Odyssey and AOM, pursuant to which a wholly owned subsidiary of Odyssey will merge with and into AOM, with AOM surviving as a wholly owned subsidiary of Odyssey. The transaction structure combines AOM’s deep-sea critical minerals exploration platform and financing strategy with Odyssey’s public-company status and listing on the Nasdaq to create a publicly traded combined company positioned to advance exploration, development, and commercialization of polymetallic nodule resources on the ocean floor.

The overall structure includes several interrelated transactions designed to achieve the combined company’s strategic, financing, and regulatory objectives:

•

Bridge Financing. AOM has entered into bridge debenture agreements (the “AOM Bridge Debentures”) to fund AOM’s transaction-related, regulatory, and operating needs pending the closing of the Merger. The AOM Bridge Debentures will convert into shares of AOM Common Stock immediately before the Effective Time.

•

PIPE Financing. AOM has entered into the AOM PIPE Subscription Agreement with certain investors (the “AOM PIPE Investors”) pursuant to which the AOM PIPE Investors have committed to purchase shares of AOM Common Stock and AOM PIPE Warrants for aggregate gross proceeds in the amount of $156.4 million (the “AOM PIPE Investment”). The AOM PIPE Investment capitalizes the combined company at closing and supports AOM’s minimum financing and cash conditions under the Merger Agreement.

•

Non-Core Asset Separation. Pursuant to the Merger Agreement, Odyssey has agreed to use its commercially reasonable efforts to complete, prior to the Effective Time, the separation and distribution of its non-core Mexican phosphate assets (the “Non-Core Asset Transactions”), which, if completed, would remove such non-core assets from the combined company and preserve potential value for pre-Merger Odyssey stockholders. The consummation of the Non-Core Asset Transactions in all material respects is a condition to AOM’s obligation to consummate the Merger, which condition may be waived by AOM in its sole discretion. The Non-Core Asset Transactions are subject to certain third-party approvals, and there can be no assurance that Odyssey will be able to obtain such approvals or consummate the Non-Core Asset Transactions on acceptable terms or at all.

•

CIC and OML Transactions. Rather than acquiring CIC and OML outright at the Closing, the combined company will acquire its interests in these companies on a staged basis over time, through a combination of equity exchanges, options and convertible financing arrangements. This phased structure reflects the fact that CIC and OML are not wholly owned and have multiple existing equity holders and financing counterparties whose interests must be addressed, and that the value and timing of the CIC acquisitions are tied to the achievement of specified regulatory milestones under the Cook Islands seabed minerals licensing regime. As a result, the combined company is expected to consolidate OML but to hold its interest in CIC as a minority investment at Closing, with the ability to increase that interest over time.

Q:	Why was this transaction structure selected?

A:

The sequencing and structure of the Merger and the related transactions were designed to: (i) reduce execution risk by conditioning closing on satisfaction or waiver of specified conditions; (ii) allow financing transactions (including the AOM PIPE Investment and AOM Bridge Debenture conversions) to be consummated immediately before the Effective Time; (iii) align the combined company’s capitalization and asset profile at the time of closing; and (iv) implement related transactions consistently with the contractual commitments and closing conditions set forth in the Merger Agreement and ancillary agreements.

For additional information regarding the risks associated with the transaction structure and the related transactions, see “Risk Factors—Risks Related to the Merger.”

Q:	What is the Exchange Ratio for the Merger Agreement?

A:

The Exchange Ratio is 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the Reverse Stock Split.

Q:	What matters will stockholders consider at the Odyssey Special Meeting?

A:	At the Odyssey Special Meeting, Odyssey will ask its stockholders to vote in favor of the following proposals:

•

Proposal No. 1—The Merger Share Issuance Proposal—To consider and vote upon a proposal to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the issuance of approximately 728,052,566 shares of Odyssey Common Stock to the AOM Stockholders pursuant to the terms of the Merger Agreement (the “Merger Shares”) as well as the issuance of shares of Odyssey Common Stock upon exercise of replacement PIPE Warrants (as adjusted for anti-dilution adjustments, the “Warrant Shares”) initially equal to 141,968,020 shares of Odyssey Common Stock. The number of Merger Shares will be proportionately adjusted to approximately 29,122,102 to give effect to the Reverse Stock Split. The issuance of the Merger Shares and Warrant Shares will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger, requiring stockholder approval under Nasdaq Listing Rule 5635(a)(1), and will result in a change of control of Odyssey, requiring stockholder approval under Nasdaq Listing Rule 5635(b). In addition, Mark B. Justh, a director of Odyssey and a director and officer of AOM, owns approximately 6.89% of AOM, and accordingly, because the issuance of shares to the AOM Stockholders will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of the Merger Shares and Warrant Shares also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2). A portion of the Merger Shares may instead be issued as shares of Odyssey New Preferred Shares, as further described under “Proposal No. 1—The Merger Share Issuance Proposal.” We refer to this proposal as “Proposal No. 1” or the “Merger Share Issuance Proposal.”

•	Proposal No. 2—The CIC and OML Share Issuance Proposal—To consider and vote upon a proposal to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the

issuance of approximately 134,163,758 shares of Odyssey Common Stock to (i) the CIC Stockholders pursuant to the terms of the CIC Limited Equity Exchange Agreement, the CIC Limited Option Agreement, and the CIC LLC Option Agreement and (ii) the OML Members pursuant to the terms of the OML Equity Exchange Agreement (collectively, the “Exchange Shares”), which number of Exchange Shares will be proportionately adjusted to approximately 5,366,550 to give effect to the Reverse Stock Split. The issuance of the Exchange Shares is part of a series of integrated transactions contemplated by the Merger Agreement, including the issuance of the Merger Shares, which, in the aggregate, will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger, requiring stockholder approval under Nasdaq Listing Rule 5635(a)(1), and will result in a change of control of Odyssey, requiring stockholder approval under Nasdaq Listing Rule 5635(b). In addition, Mr. Justh indirectly owns approximately 9.2% of CIC Limited, and accordingly, because the issuance of shares to the CIC Stockholders, when integrated with the issuance of the Merger Shares, the Warrant Shares and the other Exchange Shares, will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of shares to the CIC Stockholders also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2). We refer to this proposal as “Proposal No. 2” or the “CIC and OML Share Issuance Proposal” and, together with the Merger Share Issuance Proposal as the “Nasdaq Proposals.”

•

Proposal No. 3A—The Share Increase Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter (as defined below) to (i) increase the number of authorized shares of Odyssey Common Stock from 82,000,000 shares to 400,000,000 shares and (ii) increase the number of authorized shares of Odyssey Preferred Stock from 24,984,166 shares to 25,000,000 shares, in each case, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3A” or the “Share Increase Proposal.”

•

Proposal No. 3B—The Director and Officer Liability Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to provide that the liability of Odyssey’s directors and officers is eliminated or limited to the fullest extent permitted by Nevada law, and to update the related indemnification provisions, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3B” or the “Director and Officer Liability Proposal.”

•

Proposal No. 3C—The Jury Trial Waiver Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to require that any “internal action” (as defined in Nevada Revised Statutes (“NRS”) 78.046) to be tried in any court of the State of Nevada be tried before the presiding judge as the trier of fact and not before a jury, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3C” or the “Jury Trial Waiver Proposal.”

•

Proposal No. 3D—The Articles Update Proposal—To consider and vote upon a proposal to approve amendments to the Odyssey Charter to make clean-up and clarifying changes and update statutory references, including to change Odyssey’s name to “American Ocean Minerals Corporation,” to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3D” or the “Articles Update Proposal.”

•

Proposal No. 3E—The Distribution Test Opt-Out Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to opt out of a provision in NRS 78.288(2) that prohibits a Nevada corporation from making a distribution to its stockholders if the distribution would result in the corporation’s total assets being less than the sum of its total liabilities plus the amount needed to satisfy senior preferential liquidation rights, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3E” or the “Distribution Test Opt-Out Proposal.”

•

Proposal No. 3F—The Bylaw Amendment Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to give the Odyssey Board the exclusive power to adopt, amend or repeal the Odyssey Bylaws, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3F” or the “Bylaw Amendment Proposal.”

•

Proposal No. 3G—The Voting Standard Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to remove the voting standard in the current Odyssey Charter so that the default voting standards in the TRS and the Odyssey Bylaws apply, and to update the related quorum and preferred stock voting provisions, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3G” or the “Voting Standard Proposal” and, together with the Share Increase Proposal, the Director and Officer Liability Proposal, the Jury Trial Waiver Proposal, the Articles Update Proposal, the Distribution Test Opt-Out Proposal and the Bylaw Amendment Proposal, the “Charter Proposals.”

•

Proposal No. 4—The Golden Parachute Compensation Proposal—To consider and vote upon a proposal to approve, on an advisory, non-binding basis, certain compensation payments that will or may be made by Odyssey to its named executive officers in connection with the Merger. We refer to this proposal as “Proposal No. 4” or the “Golden Parachute Compensation Proposal.”

•

Proposal No. 5—The Equity Plan Proposal—To consider and vote upon a proposal to approve the 2026 Equity Incentive Plan, to be effective as of the Closing Date, subject to stockholder approval and the consummation of the Merger. We refer to this proposal as “Proposal No. 5” or the “Equity Plan Proposal.”

•

Proposal No. 6—The Adjournment Proposal—To consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Odyssey and AOM that more time is necessary to further solicit proxies necessary for the approval of one or more of the Proposals. We refer to this proposal as “Proposal No. 6” or the “Adjournment Proposal.”

We refer to the foregoing proposals collectively as the “Odyssey Proposals.”

Q:	What will happen upon the consummation of the Merger?

A:

On the Closing Date, Merger Sub will merge with and into AOM, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey and Merger Sub will cease to exist. The Merger will have the effects specified under the Merger Agreement and the relevant provisions of the DGCL. As consideration for the Merger, each outstanding share of AOM Common Stock will be exchanged for shares of Odyssey Common Stock based upon the Exchange Ratio, as described in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	Why are the companies proposing to merge?

A:

Odyssey and AOM believe that combining the two companies will result in a company with a larger, better-capitalized platform to advance the exploration and development of seafloor polymetallic nodule resources and other critical mineral resources by combining AOM’s assets and regulatory strategy with Odyssey’s public-company infrastructure and operating experience.

For a more complete discussion of Odyssey’s reasons for the Merger and the recommendation of the AOM Board and AOM’s reasons for the Merger, please see the sections entitled “The Merger—Odyssey’s Reasons for the Merger” and “The Merger—Recommendation of the AOM Board; AOM’s Reasons for the Merger.”

Q:	Why is the Odyssey Board recommending that stockholders approve the Odyssey Proposals?

A:

In unanimously recommending that Odyssey Stockholders approve the Odyssey Proposals, the Odyssey Board acted on the unanimous recommendation of the Special Transaction Committee, which consists entirely of independent and disinterested directors. In reaching its recommendation, the Special Transaction Committee considered, among other things, the potential for the Merger to create a larger, better-capitalized U.S.-controlled deep-sea critical minerals platform with enhanced access to capital, a diversified resource portfolio spanning investments in companies with exploration licenses in the Cook Islands and U.S. application areas, and the ability of Odyssey’s stockholders to retain a continuing equity interest in the combined company. The Special Transaction Committee also considered the opinion of Moelis & Company

LLC as to, as of April 8, 2026, the fairness, from a financial point of view, to Odyssey of the Exchange Ratio in the Merger, as well as Odyssey’s current financial position and standalone prospects, and the alternatives reasonably available to Odyssey. The Special Transaction Committee also weighed these benefits against potential risks, including the inherent uncertainties of marine mineral exploration and development, the possibility that the Merger may not be completed or that anticipated benefits may not be realized, the significant dilution to existing Odyssey stockholders, and the early-stage nature of AOM’s business. After careful consideration, the Special Transaction Committee determined that the potential benefits of the Merger outweighed the risks and that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Odyssey and its unaffiliated stockholders.

For a more complete discussion, please see the section entitled “The Merger—Recommendation of the Special Transaction Committee and Odyssey Board” and “The Merger—Opinion of the Financial Advisor to the Special Transaction Committee.”

Q:	What equity stake will the current Odyssey Stockholders, the current AOM Stockholders, the AOM Bridge Investors, and the AOM PIPE Investors have in the combined company after the Closing?

A:

It is anticipated that, upon the consummation of the Merger and following the transactions contemplated by the CIC Limited Equity Exchange Agreement and the OML Equity Exchange Agreement, the ownership of the combined company will be as follows:

•	current Odyssey Stockholders will own 6.6% of the combined company;

•	current stockholders of AOM (“Current AOM Stockholders” and together with the AOM Bridge Investors and the AOM PIPE Investors, the “AOM Stockholders”) will own 52.8% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	the former CIC Stockholders and OML Members will own 14.5% of the combined company.

The numbers of shares and percentage interests set forth above assume that Proposal No. 2 is approved and the full amount of the applicable Exchange Shares are issued pursuant to the CIC Limited Equity Exchange Agreement and the OML Equity Exchange Agreement, and do not take into account certain shares of Odyssey Common Stock issuable upon the exercise of outstanding options and warrants of Odyssey.

Q:	Who will be the officers and Directors of the combined company upon the consummation of the Merger?

A:	At the Effective Time, the board of directors of the combined company is expected to consist of seven (7) individuals, four (4) of whom were Directors of AOM prior to the Effective Time.

The Merger Agreement provides that, prior to the Effective Time, Odyssey shall take all necessary corporate action so that, as of the Effective Time, the individual selected by AOM will serve as the Chief Executive Officer (the “Post-Closing Chief Executive Officer”), and the board of the combined company will consist of seven (7) directors. The individuals currently identified to serve as directors of the combined company are: Mark B. Justh, the Post-Closing Chief Executive Officer, Thomas Albanese, Mark E. Luther, Ph.D., Shona Mato Lynch, Philip Plough, William Scripps, and John-Paul Yun.

Immediately following the consummation of the Merger, Mark B. Justh will become the Chief Executive Officer of the combined company. For additional details, please see the section entitled “Management After the Merger.”

Q:	What conditions must be satisfied to complete the Merger?

A:

There are a number of closing conditions in the Merger Agreement, including that Odyssey’s stockholders approve the issuance of the Merger Shares. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, and the effects of such conditions not being satisfied or waived, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” There are also certain related transactions with their respective conditions that must be satisfied or waived in connection with completion of the Merger, including consummation of the AOM PIPE Investment, conversion of the AOM Bridge Debentures, consummation of certain CIC and OML agreements and the Non-Core Asset Transactions. For additional information regarding the related transactions and respective conditions that must be satisfied or waived prior to completion of the Merger, and the effects of such conditions not being satisfied or waived, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger—Related Transactions and Conditions to the Merger.”

If the relevant conditions are not satisfied or waived (where waiver is permitted), the Merger may not be consummated and the Merger Agreement may be terminated by either party in accordance with its terms. If a condition is waived, the Merger may close without the relevant related transaction being consummated. The AOM PIPE Subscription Agreement terminates automatically if the Merger Agreement is terminated without the Merger being consummated.

Q:	What vote is required to approve the proposals presented at the Odyssey Special Meeting of stockholders?

A:

The approval of each of the Charter Proposals requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” each of the Charter Proposals.

The approval of each of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, and the Adjournment Proposal.

Q:	Do Current AOM Stockholders need to approve the Merger?

A:

Yes. The adoption of the Merger Agreement and the approval of the Merger and related transactions by the Current AOM Stockholders requires the holders of a majority of the voting power of the outstanding shares of AOM Common Stock to provide to AOM irrevocable written consent (the “AOM Written Consent”) approving and adopting the Merger Agreement (the “Requisite AOM Approval”). As promptly as reasonably practicable, and in any event within two business days following the date on which the Registration Statement is declared effective under the Securities Act (the “AOM Written Consent Deadline”), AOM must obtain and deliver to Odyssey a true and correct copy of the AOM Written Consent, duly executed by the Current AOM Stockholders constituting the Requisite AOM Approval. If the Requisite AOM Approval is not provided to Odyssey on or prior to the AOM Written Consent Deadline, then Odyssey may terminate the Merger Agreement. Because the Requisite AOM Approval will be obtained by written consent in lieu of a meeting, no record date has been established for a meeting of AOM Stockholders. The AOM Written Consent will be solicited from the holders of record of AOM Common Stock as of [September] [ ], 2026. For information regarding the beneficial ownership of AOM Common Stock, see the section entitled “Information About AOM—Security Ownership of Certain Beneficial Owners and Management of AOM.”

Q:	How many votes do Odyssey Stockholders have at the Odyssey Special Meeting?

A:

Each share of Odyssey Common Stock is entitled to one vote at the Odyssey Special Meeting for each share of Odyssey Common Stock held of record as of the Record Date. As of the Record Date, there were [    ] shares of Odyssey Common Stock outstanding.

Q:	What interests do Odyssey’s current executive officers and directors have in the Merger?

A:

Odyssey’s directors and executive officers may have interests in the Merger that are different from, in addition to or in conflict with, yours. As of June 29, 2026, Odyssey’s directors and executive officers beneficially owned, in the aggregate, approximately 5.2% of the outstanding shares of Odyssey Common Stock.

For more information, including with respect to the interests of Odyssey’s lead outside director, Mark B. Justh, please see the sections entitled “The Merger—Interests of Odyssey’s Directors and Officers in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What interests do AOM’s current officers and directors have in the Merger?

A:

AOM’s board of directors and executive officers may have interests in the Merger that are different from, in addition to or in conflict with, yours and the AOM Stockholders. As of June 29, 2026, AOM’s directors and executive officers beneficially owned, in the aggregate, approximately 0.8% of the outstanding shares of Odyssey Common Stock.

Immediately following the consummation of the Merger, Mark B. Justh will become the Chief Executive Officer of the combined company. Mr. Justh has served as Odyssey’s lead outside director since June 2015 and as chairman of the audit committee of the Odyssey Board since June 2023. Mr. Justh previously made an investment in CIC Limited’s parent company, as a result of which he indirectly owns approximately 9.2% of CIC Limited. Mr. Justh also owns approximately 6.8% of the issued and outstanding shares of AOM Common Stock, and has been the Chief Executive Officer of AOM effective as of October 2025. For more information, please see the sections entitled “The Merger—Interests of AOM’s Directors and Officers in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What are the material U.S. federal income tax consequences of the Merger to Odyssey’s U.S. stockholders?

A:

Odyssey Stockholders will not sell, exchange or dispose of any shares of Odyssey stock as a result of the Merger, so the Merger should not result in recognition of gain or loss by the Odyssey Stockholders for U.S. federal income tax purposes in respect of their Odyssey shares.

Q:	What are the material U.S. federal income tax consequences of the Merger to AOM’s U.S. stockholders?

A:

Each of Odyssey and AOM intends to take the position that for U.S. federal income tax purposes the Merger is characterized as both a reorganization within the meaning of Section 368(a), and, together with certain other transactions occurring in connection with the Merger, an exchange within the meaning of Section 351(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) (together, the “Intended Tax Treatment”). Neither Odyssey nor AOM has requested a ruling from the Internal Revenue Service regarding the qualification of the Merger under the Intended Tax Treatment. Assuming the Merger qualifies for the Intended Tax Treatment, in general, U.S. Holders (as defined herein) of AOM Common Stock generally should not recognize gain or loss upon the exchange of AOM Common Stock for Odyssey Common Stock pursuant to the Merger.

However, there are many requirements that must be satisfied in order for the Merger to satisfy the Intended Tax Treatment, some of which are based upon factual determinations, and the Intended Tax Treatment could be affected by actions taken after the Merger. If the Merger failed to qualify under the Intended Tax Treatment, U.S. holders of AOM Common Stock generally would recognize the full amount of gains and losses realized on the exchange of their AOM Common Stock for Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) in the Merger.

The discussion of material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any non-U.S., state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	What are the material U.S. federal income tax consequences of the ORM Disposition to Odyssey Stockholders?

A:

For U.S. federal income tax purposes, the ORM Disposition will be treated as a distribution of property to each pre-Merger Odyssey Stockholder taxable under Section 301 of the Code. Each pre-Merger Odyssey Stockholder will be treated as if such holder had received a distribution in an amount equal to the fair market value of their proportionate interest in the ORM Trust as of the date of the transfer of the ORM HoldCo to the liquidating trust. Such holder will take a basis in their proportionate interest of the ORM Trust equal to its fair market value as of the date of the distribution.

While the exact amount of Odyssey’s earnings and profits cannot be determined until after the close of Odyssey’s taxable year that includes the ORM Disposition, Odyssey does not expect to treat the ORM Disposition as a taxable dividend (as defined in Section 316 of the Code) for U.S. federal income tax purposes. Accordingly, Odyssey expects to treat such amount (x) as a non-taxable return of capital to the extent the fair market value of the pre-Merger Odyssey Stockholder’s proportion of the ORM Trust does not exceed such holder’s tax basis in their shares of Odyssey stock, and (y) as gain from the sale or exchange of property to the extent thereafter.

Odyssey will ascribe a value to the ORM Trust; however, the valuation will not be binding on the Internal Revenue Services (“IRS”). The IRS could ascribe a higher valuation to the ORM Trust. You should consult your tax advisor for a full understanding of the tax consequences of the ORM Disposition to you, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Q:	Do Odyssey Stockholders have appraisal rights in connection with the proposed Merger?

A:	No. There are no appraisal rights under Nevada law available to holders of shares of Odyssey Common Stock in connection with the Merger.

Q:	Do AOM Stockholders have appraisal rights if they object to the proposed Merger?

A:

Yes. AOM Stockholders are entitled to appraisal rights in connection with the Merger under Delaware law. However, all Current AOM Stockholders and the AOM PIPE Investors who will become AOM Stockholders immediately prior to the Effective Time have waived appraisal rights in connection with the Merger. Certain AOM Bridge Investors, who will also become AOM Stockholders immediately prior to the Effective Time, have waived appraisal rights, while other AOM Bridge Investors have not, as of the date of this proxy statement/prospectus, waived appraisal rights. For more information about such rights, see the provisions of Section 262 of the DGCL which may be accessed without subscription or cost at the Delaware Code Online (available at: https://delcode.delaware.gov/title8/c001/sc09/index.html#262) and is incorporated herein by reference, and the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Q:	What will happen to Odyssey if, for any reason, the Merger does not close?

A:

There are certain circumstances under which the Merger Agreement may be terminated. Please see the section entitled “The Merger Agreement—Termination of the Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Odyssey is unable to complete the Merger by December 8, 2026 (subject to extension by either Odyssey or AOM of 30 days if the extending party determines in good faith that the remaining closing conditions are capable of being satisfied), the Odyssey Board may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to purchase additional assets, enter into collaboration or joint venture agreements or attempt to sell or otherwise dispose of the various assets of Odyssey. In addition, if the Merger is not consummated, Odyssey may not have sufficient capital to continue to operate its business and may become insolvent and be required to seek the protection of the bankruptcy courts.

Q:	When is the Merger expected to be completed?

A:

It is currently anticipated that the Merger will be consummated promptly following the Odyssey Special Meeting, provided that all other conditions to the consummation of the Merger have been satisfied or waived. For a description of the conditions to the completion of the Merger, and the effects of such conditions not being satisfied or waived, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	When and where will the Odyssey Special Meeting be held?

A:

The Odyssey Special Meeting will be held on [    ], 2026, at 10:00 a.m. Eastern Time as a virtual meeting. The Odyssey Special Meeting will be held solely online by live webcast; there will be no physical meeting location. You may attend the meeting, vote, and submit questions online at the Virtual Meeting Website, www.proxypush.com/OMEX. Only stockholders who hold shares of Odyssey Common Stock at the close of business on [    ], 2026, the Record Date for the Odyssey Special Meeting, are entitled to vote at the Odyssey Special Meeting and any adjournments or postponements of the Odyssey Special Meeting.

If you are a registered holder, you must register using the virtual control number included in your proxy materials or your proxy card. If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration, and you will be assigned a virtual control number to vote your shares during the Odyssey Special Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Odyssey Special Meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxypush.com/OMEX.

Q:	What do I need to do now?

A:

You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Merger will affect you. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you were a holder of Odyssey Common Stock on [     ], 2026, the Record Date for the Odyssey Special Meeting, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. You may also vote your shares at the Odyssey Special Meeting. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Odyssey Special Meeting.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

Signed and dated proxies received by Odyssey without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each of the Odyssey Proposals presented to Odyssey’s stockholders in accordance with the recommendation of the Odyssey Board. The proxyholders may use their discretion to vote on any other matters which properly come before the Odyssey Special Meeting.

Q:	May I attend and vote at the virtual Odyssey Special Meeting?

A:

The Odyssey Special Meeting will be held exclusively online by live webcast at the Virtual Meeting Website on [    ], 2026, at 10:00 a.m. Eastern Time. You will not be able to attend the Odyssey Special Meeting in person. Stockholders of record and beneficial owners as of the Record Date may attend and vote electronically during the meeting. If your shares of Odyssey Common Stock are registered directly in your name with the Odyssey transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Odyssey. If you are an Odyssey stockholder of record, you must register using the virtual control number included in your proxy materials or your proxy card (if you received a printed copy of the proxy materials) to vote at the Odyssey Special Meeting. If you hold your shares beneficially through a bank or broker, you are considered the beneficial owner of shares held in “street name” and you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number to vote your shares during the Odyssey Special Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Odyssey Special Meeting, so long as you demonstrate proof of stock ownership, but you will not be able to vote your shares. Even if you plan to attend the Odyssey Special Meeting, Odyssey encourages you to vote in advance by internet or mail so that your vote will be counted if you later decide not to attend the Odyssey Special Meeting.

For more information, please see the section entitled “The Odyssey Special Meeting—Voting Your Shares.”

Q:	If my Odyssey shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you are a beneficial owner of shares of Odyssey Common Stock and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the Nasdaq Capital Market (the “Nasdaq”), deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Odyssey Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the Odyssey Proposal even in the absence of your instruction. For any Odyssey Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the Odyssey Special Meeting and will not be counted as having been voted on the applicable proposal. Odyssey believes that the Nasdaq Proposals, the Charter Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, and the Adjournment Proposal will be considered “non-routine” proposals. The determination of which proposals are deemed “routine” versus “non-routine” may not be made by the Nasdaq until after the date on which this proxy statement has been mailed to you. As such, it is important that you provide voting instructions to your bank, broker or other nominee, if you wish to determine the voting of your shares.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Yes. Odyssey stockholders of record, other than those stockholders who are parties to the Odyssey Support Agreement, may change their vote at any time before their proxy is voted at the Odyssey Special Meeting, as applicable, in one of the following ways:

•	filing with the Secretary of Odyssey, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

•

attending the Odyssey Special Meeting and voting electronically during the meeting, provided you file a written revocation with the Secretary of the Odyssey Special Meeting prior to the voting of such proxy.

Q:	What is the quorum requirement for the Odyssey Special Meeting?

A:

The holders of at least a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the Odyssey Special Meeting as of the Record Date represented in person or by proxy, will constitute a quorum for the transaction of business at the Odyssey Special Meeting. Proxies marked as abstentions and broker non-votes, if any, will be included to determine the number of shares present at the Odyssey Special Meeting. In the absence of a quorum, a majority of Odyssey’s stockholders present in person or by proxy and entitled to vote will have the power to adjourn the Odyssey Special Meeting. As of the Record Date, there were an aggregate of [    ] shares of Common Stock outstanding; [    ] shares would be required to achieve a quorum.

Q:	What risks should I consider in deciding whether to vote in favor of the Odyssey Proposals?

A:

You should carefully review this proxy statement/prospectus, including the section entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Odyssey and AOM, as an independent company, is subject.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Odyssey will bear all costs and expenses in connection with the solicitation of proxies, including the costs of preparing, printing, and mailing this proxy statement/prospectus for the Odyssey Special Meeting. Odyssey has engaged Sodali & Co to serve as information agent and assist in the solicitation of proxies for the Odyssey Special Meeting and will pay an aggregate initial fee of approximately $20,000, plus any additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable out-of-pocket expenses.

Q:	Who can help answer my questions?

A:

If you are an Odyssey Stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Odyssey’s proxy solicitor:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Telephone: (800) 662-5200

Bank and Brokers can call at (203) 658-9400

Email: OMEX.info@investor.sodali.com

You may also contact Odyssey at:

Odyssey Marine Exploration, Inc.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

(813) 876-1776

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Odyssey, AOM, the Merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “target,” “endeavor,” “potential,” “continue” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Odyssey, AOM or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Odyssey’s or AOM’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, Odyssey and AOM believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•

the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction, to consummate the divestiture of Odyssey’s Mexican Phosphate project, to consummate the AOM PIPE Investment with gross proceeds of at least $25.0 million, or for AOM to have a minimum cash balance of $100.0 million immediately prior to the Effective Time (after giving effect to the AOM PIPE Investment);

•	Odyssey’s and AOM’s ability to meet expectations regarding the timing and completion of the Merger;

•	uncertainties as to the timing of the consummation of the Merger and the ability of each of Odyssey and AOM to consummate the Merger;

•	expectations regarding the strategies, prospects, plans, expectations, and objectives of management of Odyssey or AOM for future operations of the combined company following the closing of the Merger;

•

the ability of the combined company to recognize the benefits that may be derived from the Merger, including anticipated strategic, operational, financial, and market benefits, access to capital, public-company benefits and the expected benefits of AOM’s platform strategy and the related CIC Limited and OML transactions;

•

the risk that AOM does not timely fund or complete its obligations under the CIC Limited Note Purchase Agreement, and the OML Unit Purchase Agreement (each as described under “Certain Agreements Related to the Merger”), or other related financing or investment arrangements before the closing of the Merger;

•

risks related to Odyssey’s and AOM’s ability to correctly estimate their respective operating expenses and expenses associated with the Merger and related transactions, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing of the Merger, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the occurrence of any event, change, or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, Odyssey is restrained from soliciting other acquisition proposals during the pendency of the Merger;

•

the effect of the announcement or pendency of the Merger on Odyssey’s or AOM’s business relationships, operating results and business generally, including disruption of Odyssey’s and AOM’s management’s attention from ongoing business operations due to the Merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger;

•	the risk that the Merger Agreement may be terminated in circumstances that require Odyssey to pay a termination payment (the “Odyssey Termination Payment”);

•	competitive responses to the Merger;

•	Odyssey’s public securities’ potential liquidity and trading;

•

the fact that AOM has committed to provide interim bridge financing to fund Odyssey’s operations through the anticipated Closing, subject to covenants and draw conditions, and the risk that delays in funding, failure to satisfy draw conditions, or a prolonged period between signing and Closing could adversely affect Odyssey’s operations or liquidity;

•

the development-stage and pre-revenue nature of AOM’s, CIC Limited’s and OML’s businesses, their limited operating histories, accumulated losses, working capital deficits or members’ deficit, and the risk that they may be unable to continue as going concerns, achieve commercial operations or realize deferred tax assets or net operating loss carryforwards;

•

CIC Limited’s and OML’s dependence on a limited number of Cook Islands exploration license areas and related project rights, and the risk that such assets may be impaired, reduced, relinquished, delayed or prove less valuable than expected;

•

the timing and success of technical studies, pre-feasibility and feasibility work, environmental baseline studies, engineering, resource definition, trial harvesting, commercialization, and other development milestones, and the risk that assumptions regarding resources, reserves, recovery, processing, engineering, costs, timing, and commercial viability will prove incorrect;

•

fluctuations in commodity prices and demand for polymetallic nodule constituent minerals and rare earth elements, including nickel, manganese, cobalt, and copper, and the effect of such fluctuations on project economics, development decisions and commercialization prospects;

•

AOM’s, CIC Limited’s and OML’s ability to obtain, maintain, renew and transfer, as applicable, required licenses, permits, approvals, and, where applicable, sponsorship or similar governmental support, including under the Deep Seabed Hard Mineral Resources Act (15 CFR Part 970) (the “DSHMRA”) and the U.S. National Oceanic and Atmospheric Administration (the “NOAA”), the Cook Islands Seabed Minerals Authority (the “SBMA”) and Seabed Minerals Act 2019, the International Seabed Authority (the “ISA”) and other applicable governmental or regulatory regimes, and the risk that existing exploration licenses may expire, be subject to relinquishment requirements, or not progress to harvesting, mining or exploitation approvals on a timely basis or at all;

•

environmental, social and governance requirements, public review processes, stakeholder or community opposition and changes in public perception regarding deep-sea mining activities, any of which could delay or prevent permits, increase compliance or remediation costs, restrict operations, impair financing opportunities or adversely affect social license to operate;

•

risks inherent in deep-sea mineral exploration and development, including technological challenges, environmental considerations, weather and ocean conditions, equipment performance, specialized vessel and equipment availability, transport and supply-chain disruptions, scale-up risks and the absence of proven commercial extraction and processing methodologies for polymetallic nodules;

•	AOM’s, CIC Limited’s and OML’s dependence on strategic partners and third parties, including vessel providers, charter vendors, contractors, operators, processors, logistics providers, ports,

equipment suppliers, consultants and potential offtake counterparties, and the risk that such parties may not perform as expected, may not be available on acceptable terms or at all, or may be concentrated among a limited number of providers;

•	AOM’s, CIC Limited’s and OML’s ability to attract and retain qualified management, scientific, technical, engineering and operating personnel;

•	cybersecurity risks and the ability to protect proprietary technology, geological data, intellectual property and other confidential information;

•

the availability of additional capital and other financing on acceptable terms, or at all, including dependence on stockholder loans, related-party funding, bridge or convertible financing and future equity issuances, and the risk of cost overruns, unanticipated expenditures, dilution, covenant defaults or other adverse terms associated with existing or future indebtedness;

•

risks associated with AOM’s investments in, and contractual arrangements with, CIC Limited, OML and their affiliates, including the enforceability and economic value of revenue participation agreements, royalty arrangements, guarantees, debt assignments, convertible instruments, options, equity exchange arrangements and other related-party or intercompany transactions;

•

the ability to complete the CIC Limited, CIC LLC, and OML transactions and related post-Closing steps, including the exercise of options, acquisition of additional ownership interests, required regulatory approvals, integration activities, and the realization of anticipated strategic, operational, and economic benefits from AOM’s platform strategy;

•

the risk that outstanding convertible notes, debentures, warrants and other conversion or exchange rights, including automatic conversion features and lender conversion rights, may result in substantial dilution, unfavorable capital structure effects, changes in control or other consequences adverse to stockholders;

•

risks related to the valuation and fair value measurement of derivative liabilities, convertible instruments and other financial instruments, including the use of significant estimates and unobservable inputs that may change materially;

•

the outcome of any legal proceedings that may be instituted against Odyssey, AOM, CIC Limited, CIC LLC, OML, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•	legislative, regulatory, political, and economic developments beyond the parties’ control;

•

geopolitical, sovereignty, legislative, regulatory, tax, sanctions, export-control, customs, exchange-rate, and other macroeconomic risks affecting the Cook Islands Exclusive Economic Zone, the Clarion-Clipperton Zone, the U.S., and other jurisdictions relevant to AOM’s, CIC Limited’s, and OML’s operations, assets, counterparties, or supply chains;

•

adverse consequences from changes in tax law or tax interpretation, including the Organization for Economic Co-Operation and Development’s Global Anti-Base Erosion Rules (also known as Pillar Two rules), continuity requirements for net operating losses, and the tax consequences of AOM’s, CIC Limited’s, CIC LLC’s, and OML’s multi-jurisdictional structures;

•	success in retaining, or changes required in, Odyssey’s and AOM’s officers, key employees or directors; and

•	other risks and uncertainties described under the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus.

Should one or more of these risks or uncertainties materialize, or should any of Odyssey’s or AOM’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-

looking statements. There may be additional risks that Odyssey considers immaterial or which are unknown. You are urged to carefully review the disclosures Odyssey and AOM make concerning these risks and other factors that may affect Odyssey’s and AOM’s business and operating results under the section entitled “Risk Factors” beginning on page 73 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Odyssey and incorporated by reference herein. Please see the section entitled “Where You Can Find More Information” beginning on page 317 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Odyssey, AOM, or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by Odyssey and AOM following this proxy statement/prospectus that modify or affect any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Odyssey and AOM do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Merger and the Odyssey Proposals to be considered at the Odyssey Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. Please see the section entitled “Where You Can Find More Information.”

Parties to the Merger

Odyssey

Odyssey Marine Exploration, Inc. discovers, validates, and develops high-value seafloor mineral resources in an environmentally responsible manner, providing access to critical resources that can transform societies and economies for generations to come. Odyssey has a diversified mineral portfolio that includes projects controlled by Odyssey and other projects in which Odyssey is a minority owner and service provider. In addition, Odyssey’s team is continually working to add new projects to the portfolio by identifying potential new assets through a proprietary “Global Prospectivity Program” leading to the acquisition of appropriate rights. Odyssey’s development focus is on projects that can meet stringent standards for environmental responsibility and sustainability while unlocking benefits for the host country. Environmental protection remains at the forefront of the strategic and tactical decision-making processes in all of Odyssey’s work.

For nearly 30 years, Odyssey has deployed cutting-edge ocean technology and processes at depths up to 6,000 meters, under the direction of some of the industry’s most skilled and successful ocean exploration professionals, scientists, and environmental specialists.

Odyssey’s principal executive offices are located at 205 S. Hoover Boulevard, Suite 210, Tampa, Florida 33609, and its telephone number is (813) 876-1776.

AOM

American Ocean Minerals Corporation was established in May 2025 to build a U.S.-controlled platform focused on polymetallic nodules and related critical mineral supply chains. AOM’s business plan combines a U.S. regulatory pathway for deep seabed mineral rights with interests in Cook Islands exclusive economic zone (the “EEZ”) license holders. AOM’s platform currently includes three wholly owned subsidiaries, AOM Area-1 LLC, AOM Area-2 LLC, and AOM Area-3 LLC, together with economic interests in Cook Islands license holders CIC Limited and OML.

AOM’s principal executive offices are located at 400 North Ashley Drive, Suite 1900, Tampa, Florida 33602, and its telephone number is (833) 663-8531.

Merger Sub

Oceanus Merger Sub, Inc., a wholly owned subsidiary of Odyssey, was formed solely for the purpose of effectuating the Merger. Merger Sub was incorporated as a Delaware corporation in March 2026. Merger Sub has no material assets and does not operate any business. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, it will cease to exist.

The Merger Agreement

Merger Consideration

At the Effective Time, (a) each issued and outstanding share of AOM Common Stock (other than treasury shares and AOM Dissenting Shares), including shares issued pursuant to the AOM PIPE Investment and the AOM Bridge Debentures, will be canceled and automatically converted into the right to receive shares of Odyssey Common Stock in accordance with the Exchange Ratio set forth in the Merger Agreement, payable without interest, less any applicable withholding and (b) all outstanding AOM PIPE Warrants will be assumed by Odyssey at the Effective Time and converted into Odyssey Assumed Warrants on substantially the same terms and conditions, subject to adjustment based on the Exchange Ratio, including proportional adjustments to the number of shares issuable and the exercise price.

Immediately after the Merger, including after giving effect to (i) the automatic conversion of the AOM Bridge Debentures, (ii) the issuance of AOM Common Stock pursuant to the AOM PIPE Investment, (iii) the issuance of the Merger consideration, and (iv) the exchange transactions by the CIC Stockholders and OML Members, pre-Merger AOM Stockholders (including the AOM Bridge Investors, the AOM PIPE Investors, and former CIC Stockholders and OML Members) are expected to own 93.4% of the combined company, and pre-Merger Odyssey Stockholders are expected to own 6.6% of the combined company (excluding the effect of out-of-the-money options and warrants that will remain outstanding following the Merger). The Exchange Ratio is 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the Reverse Stock Split.

Conditions to the Closing

There are a number of closing conditions in the Merger Agreement, including that Odyssey’s stockholders approve the issuance of the Merger Shares. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, and the effects of such conditions not being satisfied or waived, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” If the relevant conditions are not satisfied or waived (where waiver is permitted), the Merger may not be consummated and the Merger Agreement may be terminated by either party in accordance with its terms. If a condition is waived, the Merger may close without the relevant related transaction being consummated. The AOM PIPE Subscription Agreement terminates automatically if the Merger Agreement is terminated without the Merger being consummated.

Non-Solicitation

The Merger Agreement contains provisions that make it more difficult for Odyssey and AOM to enter into alternative transactions. The Merger Agreement contains certain provisions that restrict Odyssey’s and AOM’s ability to solicit or facilitate proposals from third parties with respect to transactions involving the financing or sale of Odyssey or AOM, as applicable, or provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a third-party acquisition proposal. Further, there are only limited exceptions to Odyssey’s agreement that its board of directors will not change its recommendation in favor of the Odyssey Proposals. However, at any time prior to the receipt of the Odyssey Stockholder Approval, in response to an unsolicited superior proposal made by a third party, the Odyssey Board may make an adverse recommendation change, and terminate the Merger Agreement to enter into an alternative acquisition agreement, if it concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties. Please see the section entitled “The Merger Agreement—Non-Solicitation.”

Termination of the Merger Agreement

Either Odyssey or AOM can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. For more information, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Termination Fees

If the Merger Agreement is terminated under certain circumstances and certain other events occur, Odyssey will be required to pay AOM a termination fee of $2.2 million. Moreover, if Odyssey fails to pay such termination fee when due, then Odyssey will be required to pay reasonable fees and expenses incurred in connection with the collection of such overdue amount in addition to the $2.2 million termination fee. For more information, please see the section entitled “The Merger Agreement— Odyssey Termination Payment.”

Certain Agreements Related to the Merger

Odyssey Note Purchase Agreement

In connection with the Merger Agreement, Odyssey and AOM entered into the Odyssey Note Purchase Agreement pursuant to which Odyssey issued and sold to AOM the Initial Odyssey Note in an amount of up to $5.0 million. At an initial closing, AOM will, subject to the satisfaction or waiver of specified conditions, pay to Odyssey a portion of the purchase price for the Initial Odyssey Note in the amount of $1.5 million. The remaining $3.5 million of the purchase price will be paid in specified amounts on the first business day of each of the four months after the date of the initial closing. The Odyssey Note Purchase Agreement also provides that, at AOM’s option, AOM may purchase from Odyssey one or more additional secured promissory notes in an aggregate amount of up to $5.0 million. Odyssey’s obligations will be secured by a security interest in substantially all of Odyssey’s assets. On September 8, 2026, Odyssey and AOM amended the Odyssey Note Purchase Agreement to increase the maximum amount of the Initial Odyssey Note to $5.5 million or such greater amount as agreed by AOM.

AOM Bridge Subscription Agreements

Prior to the execution and delivery of the Merger Agreement, AOM entered into the Bridge Subscription Agreements with the AOM Bridge Investors pursuant to which the AOM Bridge Investors provided aggregate financing to AOM in the amount of approximately $75.6 million through the purchase of the AOM Bridge Debentures. The AOM Bridge Debentures will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

AOM PIPE Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors, pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of $156.4 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement. The AOM PIPE Investment is to be effected through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) the AOM PIPE Warrants, for a combined subscription price of $4.96 for each share of AOM Common Stock and AOM PIPE Warrant subscribed for pursuant to the terms of the AOM PIPE Subscription Agreement. Each AOM PIPE Warrant will be exercisable for one share of AOM Common Stock at an exercise price of $5.46 per share, subject to customary anti-dilution and other adjustments, including for certain equity issuances during the term below the exercise price, and has a term of five years from the date of issuance. Prior to giving effect to the Reverse Stock Split, a total of 31,536,535 shares of AOM Common Stock and 31,536,535 AOM PIPE Warrants will be issued to AOM PIPE Investors. At the Effective Time, each AOM PIPE Warrant outstanding immediately prior to the Effective Time will be assumed by Odyssey and converted into an Odyssey Assumed Warrant, on the same terms and conditions as were applicable to such AOM PIPE Warrant immediately prior to the Effective Time, except as otherwise provided in the Merger Agreement. The number of shares of Odyssey Common Stock issuable upon exercise of each Odyssey Assumed Warrant will be equal to the number of shares of AOM common stock subject to such AOM PIPE Warrant immediately prior to the Effective Time, adjusted to reflect the Exchange Ratio. The exercise price per share of each Odyssey Assumed Warrant will be equal to the exercise price per share of AOM common stock applicable to the corresponding AOM PIPE Warrant immediately prior to the Effective Time, divided by the Exchange Ratio, with such exercise price rounded up to the nearest one-hundredth of a dollar. Except for the foregoing adjustments, the Odyssey Assumed Warrants will retain the same expiration dates and other material terms as the AOM PIPE Warrants in effect immediately prior to the Effective Time. The assumption will be effected under the terms of the AOM PIPE Warrants, pursuant to which Odyssey will join each AOM PIPE Warrant and be substituted for AOM as the issuer, and no separate warrant instrument will be issued. See “Description of Odyssey’s Securities—Warrants.”

The consummation of the AOM PIPE Investment is a condition to the closing of the Merger.

CIC Limited Equity Exchange Agreement

In connection with the Merger Agreement, Odyssey, and certain of the CIC Stockholders entered into the CIC Limited Equity Exchange Agreement pursuant to which the CIC Stockholders agreed to exchange their CIC Shares for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey Common Stock equal to the number of shares of CIC Limited the CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is $1.22, being the value per CIC Share, and the denominator of which is $27.50, being the value per share of Odyssey Common Stock paid by the AOM PIPE Investors (after giving effect to the Reverse Stock Split).

Notwithstanding anything in the CIC Limited Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the CIC Limited Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey’s common stock immediately prior to the date of the CIC Limited Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the CIC Limited Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market, or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

As of the date of this proxy statement/prospectus, CIC Stockholders have agreed to exchange an aggregate 39,403,671 CIC Shares for 43,702,253 shares of Odyssey Common Stock (1,748,090 shares after the Reverse Stock Split).

CIC Limited Note Purchase Agreement

In connection with the Merger Agreement, CIC Limited and AOM entered into the CIC Limited Note Purchase Agreement pursuant to which CIC Limited issued and sold to AOM the CIC Limited Note in an amount of up to $20.0 million. Within five (5) business days of the date of the CIC Limited Note Purchase Agreement, at an initial closing, AOM will pay to CIC Limited a portion of the purchase price for the CIC Limited Note Purchase Price in an amount to be determined by the parties. CIC Limited can issue additional draw requests to

AOM for up to $5.0 million of the purchase price for the CIC Limited Note following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two advance requests may be made per fiscal quarter. AOM will advance additional funds to CIC Limited within ten business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Limited Note will equal the aggregate amount paid to CIC Limited by AOM. The principal amount of the CIC Limited Note will bear the interest at the rate of 8.0% per annum. CIC Limited will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Limited Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the CIC Limited Note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) 1.22.

CIC Limited Option Agreement

In connection with the Merger Agreement, Odyssey and the CIC Option Stockholders entered into the CIC Limited Option Agreement pursuant to which, at any time and from time to time following the six-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC Limited Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by SBMA, of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The valuation thresholds assigned to CIC Limited were the result of arm’s-length negotiations between the parties. In establishing these valuation levels, the parties considered a variety of factors, including the stage of development of the CIC Limited project, the status of regulatory approvals, the size and prospective resource potential of the licensed contract areas, CIC Limited’s historical third-party financings, comparable transactions and investments in the deep-sea mineral sector, and the anticipated increase in value associated with the achievement of significant project milestones. The parties considered TMC the metals company Inc. (“TMC”) as the principal publicly traded reference company in the polymetallic nodule sector. In August 2025, TMC published an S-K 1300 pre-feasibility study for its NORI-D project reporting an after-tax net present value of approximately $5.5 billion and an additional initial assessment that, together with NORI-D, reflected aggregate reported project net present value of approximately $23.6 billion. These amounts were not applied directly to CIC Limited, however they were considered as indicators of the potential economic scale of polymetallic nodule resources if successfully advanced to commercial development. The parties also considered certain financings completed by TMC in 2025, including a registered direct offering for approximately $37 million, a $7 million strategic investment by Allseas Group S.A., and an approximately $85.2 million strategic investment by Korea Zinc Co., Ltd. In addition, the parties considered TMC’s 2020 acquisition of Tonga Offshore Mining Limited for total disclosed consideration of approximately $32 million, which included an International Seabed Authority exploration contract covering approximately 74,713 square kilometers and associated technical data and intellectual property. Other sector investments, including the contribution of an offshore drilling vessel, nominal cash and engineering services by Transocean Minerals Holdings Limited (“Transocean”) to Global Sea Mineral Resources NV, were considered qualitatively as sufficient information was not publicly disclosed to determine an implied valuation. The parties further considered approximately $40 million of historical equity financings completed by CIC Limited, including financings that implied fully diluted equity values of approximately $140 million and approximately $180 million at different stages of CIC Limited’s development. The parties viewed these arm’s-length third-party financings as particularly relevant reference points. The parties also considered CIC Limited’s subsequent technical, environmental, regulatory and commercial progress, the characteristics and scale of its Cook Islands license area, and the risks associated with permitting, technical development, financing and commercialization. No single reference point was determinative, and the parties did not apply a specific valuation multiple or formula in establishing the negotiated valuation.

The purchase price payable in connection with the exercise of the CIC Limited Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) shares of Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion.

CIC LLC Note Purchase Agreement

In connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement pursuant to which CIC LLC issued and sold to AOM the CIC LLC Note in an amount of $5.0 million. At the initial closing, AOM paid to CIC LLC the $5.0 million purchase price for the CIC LLC Note. The purchase price for the CIC LLC Note will reduce, on a dollar-for-dollar basis, the minimum cash portion of the purchase price payable by Odyssey under the CIC LLC Option Agreement.

The principal amount of the CIC LLC Note bears interest at the rate of 8.0% per annum. CIC LLC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC LLC Maturity Date, to convert all, but not less than all, of the outstanding principal and accrued and unpaid interest on the CIC LLC Note into the CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) 1.00. In lieu of any fractional shares to which AOM would otherwise be entitled, CIC LLC will pay AOM cash equal to such fraction multiplied by the applicable conversion rate. The obligations of CIC LLC under the CIC LLC Note are non-recourse to CIC LLC except as to CIC LLC’s interest in the CIC Shares.

CIC LLC Option Agreement

In connection with the Merger Agreement, Odyssey and CIC LLC entered into the CIC LLC Option Agreement pursuant to which, at any time and from time to time following the six-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase CIC Shares from CIC LLC at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued and outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC LLC Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the SBMA, of a pre-feasibility study, or

(b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The valuation thresholds assigned to CIC Limited were the result of arm’s-length negotiations between the parties. In establishing these valuation levels, the parties considered a variety of factors, including the stage of development of the CIC Limited project, the status of regulatory approvals, the size and prospective resource potential of the licensed contract areas, CIC Limited’s historical third-party financings, comparable transactions and investments in the deep-sea mineral sector, and the anticipated increase in value associated with the achievement of significant project milestones. For further information, please see the section entitled “—CIC Limited Option Agreement.” The purchase price payable in connection with the exercise of the CIC LLC Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) Odyssey’s common stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion; provided that the cash portion of the purchase price of the option will be not less than $20.0 million; and provided, further, that the minimum cash portion will be reduced, on a dollar-for-dollar basis, by the $5.0 million payment received by CIC LLC under the CIC LLC Note Purchase Agreement. For further information, please see the section entitled “ —CIC LLC Note Purchase Agreement.”

OML Unit Purchase Agreement

On March 20, 2026, OML and AOM entered into the OML Unit Purchase Agreement pursuant to which AOM agreed to purchase from OML an aggregate of 977,995 OML Units for the purchase price of $20.0 million. Additionally, at any time and from time to time, AOM has the right, but not the obligation, to purchase from OML such number of additional OML Units as is necessary for AOM to hold, in the aggregate, at least 67.0% of the outstanding OML Units. The purchase price for each additional OML Unit will equal the fair market valuation of OML divided by the number of fully diluted OML Units where: (a) the fair market valuation means the pre-money equity valuation of OML as determined by an independent valuation firm mutually agreed upon by AOM and OML, and (b) the fully diluted OML Units means the total number of issued and outstanding OML Units. On March 20, 2026, AOM paid to OML an advance of $7.5 million, and OML issued and sold 366,748 OML Units to AOM.

OML Equity Exchange Agreement

On April 8, 2026, in connection with the execution of the Merger Agreement, Odyssey, OML, and certain of the OML Members, entered into the OML Equity Exchange Agreement pursuant to which the OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the OML Units, Odyssey will deliver to each of the OML Members a number of shares of Odyssey Common Stock equal to the number of OML Units such OML Member elects to exchange multiplied by a fraction, the numerator of which is $20.45, being the agreed value per unit of OML Units, and the denominator of which is $1.10 ($27.50 after the Reverse Stock Split), being the price per share of Odyssey Common Stock paid by the AOM PIPE Investors (and reflecting a proportional adjustment to reflect the Reverse Stock Split), subject to further adjustment in certain circumstances to comply with the applicable listing rules. The valuation of OML, which was approximately $100 million, was the result of arm’s-length negotiations between the parties. In determining the agreed valuation, the parties considered publicly available technical studies, acquisitions, financings and strategic investments involving participants in the deep-sea polymetallic nodule sector (including Odyssey’s 2023 strategic investment in OML, which similarly implied a valuation of approximately $100 million), together with OML’s historical third-party financings and its stage of development.

The aggregate number of shares of Odyssey Common Stock issuable pursuant to the OML Equity Exchange Agreement is subject to limitations intended to comply with applicable Nasdaq listing rules, including restrictions preventing the issuance of more than 19.9% of the outstanding Odyssey Common Stock or voting power absent stockholder approval (which approval is being sought as Proposal No. 2 in this proxy statement/prospectus).

As of the date of this proxy statement/prospectus, OML Members have agreed to exchange an aggregate 4,865,900 OML Units for 90,461,505 shares of Odyssey Common Stock (3,618,460 shares after the Reverse Stock Split).

Support Agreements

Odyssey Support Agreements

On April 8, 2026, in accordance with the Merger Agreement, Odyssey, AOM, and the Odyssey Support Stockholders, being the directors and certain officers of Odyssey who hold shares of Odyssey Common Stock together with certain other Odyssey stockholders, entered into the Odyssey Support Agreements, pursuant to which each Odyssey Support Stockholder agreed that at any meeting of the stockholders of Odyssey, each Odyssey Support Stockholder will (a) cause its voting shares of Odyssey to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of Odyssey (i) in favor of the Merger Share Issuance Proposal, the CIC and OML Share Issuance Proposal, each of the Charter Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, and any other proposal, action or matter necessary or advisable to consummate the transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Odyssey if there are insufficient votes to approve such matters at the time any such meeting is held, and (iii) against any transaction, reorganization or action that would reasonably be expected to impede or interfere with the transactions contemplated by the Merger Agreement or the Odyssey Support Agreements, or any change in Odyssey’s corporate structure or business, except as expressly permitted by the Merger Agreement. As of the Record Date, the Odyssey Support Stockholders collectively held approximately [28.30]% of the voting power of the outstanding shares of Odyssey Common Stock. Certain Odyssey Support Stockholders also agreed to customary restrictions on any transfers of voting shares of Odyssey, subject to customary exceptions. Any transfer in violation of these restrictions will be null and void. Each Odyssey Support Agreement will terminate upon the earliest to occur of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the mutual written consent of the parties thereto; (iv) the time that the Odyssey Board effects an Adverse Recommendation Change in accordance with the Merger Agreement; or (v) any amendment or modification of any provision of the Merger Agreement that increases the amount or changes the form of the Merger Consideration in any material respect and is not approved by the Special Transaction Committee.

AOM, the AOM Bridge Investors, and the Support Stockholders

AOM, Odyssey, and the AOM Support Stockholders entered into the AOM Support Agreement pursuant to which each AOM Support Stockholder agreed that at any meeting of the stockholders of AOM, or by written consent of the stockholders of AOM, each AOM Support Stockholder will (a) cause its voting shares of AOM to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of AOM, (i) in favor of the Merger, the adoption and approval of the Merger Agreement, and any other proposal, action, or matter necessary or advisable to consummate the Merger and any other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of AOM, if there are insufficient votes to approve such matters at the time any such meeting is held, and (iii) against, any transaction, reorganization, or action that would reasonably be expected to impede or interfere with the Merger, the Merger Agreement, or the transactions contemplated by the Merger Agreement or the AOM Support Agreement, or any change in AOM’s corporate structure or business except, as expressly permitted by the Merger Agreement. Each AOM Support Stockholder also agreed to customary restrictions on any transfers of any voting shares of AOM, subject to customary exceptions. Any transfer that violates these restrictions will be null and void.

Lock-Up Agreements

Odyssey and the Lock-Up Holders entered into the Lock-Up Agreements pursuant to which, during the applicable lock-up periods commencing on the date of the Closing, the Lock-Up Holders will not, directly or indirectly, sell or otherwise transfer any shares of Odyssey Common Stock, or make any public announcement or filing under applicable securities laws regarding any of the foregoing received in connection with the AOM Bridge Financing; provided that (a) the AOM Bridge Investors are subject to a full lock-up for a period of 60 days following the Closing, with all such shares released thereafter, and (b) holders of AOM Common Stock are subject to a full lock-up through 90 days following the Closing (subject to a longer period with respect to certain AOM Stockholders), followed by staged releases thereafter. Notwithstanding the foregoing, the restrictions will not apply to transfers (a) by gift or for estate-planning purposes, (b) by will or intestacy upon death, (c) to any affiliate, trust, partnership, or other entity for the benefit of the Lock-Up Holder or its immediate family, or (d) in the case of an entity, to its members, partners or stockholders, provided that the transferee agrees in writing to be bound by the applicable restrictions. Any purported transfer by the Lock-Up Holders of Odyssey Common Stock in violation of the foregoing restrictions will be null and void and will not be recognized by Odyssey or its transfer agent.

ORM Disposition Trust

Odyssey, through an indirect wholly owned subsidiary, OME, currently owns approximately 78.3% of the equity interests in ORM. ORM owns a 50.0% interest in Phosagmex, a joint venture company organized in Mexico. The remaining 50.0% interest in Phosagmex is owned by Capital Latinoamericano, S.A. de C.V. Pursuant to the terms of the Merger Agreement, Odyssey agreed to organize ORM HoldCo, to contribute its interests in ORM to ORM HoldCo and to transfer its interests in ORM HoldCo to the ORM Trust, the beneficiaries of which would be the holders of Odyssey Common Stock as of a record date prior to the consummation of the Merger.

The purpose of ORM HoldCo and the ORM Trust is to hold and preserve the value of ORM and ORM’s assets until Phosagmex receives certain project approvals from the government of Mexico. If the project approvals are received, ORM HoldCo would then either (a) seek to sell ORM and/or ORM’s assets and distribute the net proceeds therefrom to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo or (b) conduct an initial public offering and distribute the shares of ORM Holdco to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo.

The parties have not entered into definitive agreements related to the disposition of ORM, and there can be no assurance they will be able to do so. Completion of the ORM disposition in all material respects, including obtaining a commitment for at least $3.6 million of financing from one or more third parties not related to Odyssey or the combined company to fund the activities of ORM HoldCo and its subsidiaries for at least 18 months after the Merger, is a condition to AOM’s obligation to close under the Merger Agreement, which condition may be waived by AOM in its sole discretion.

Interests of Certain Persons in the Merger

Odyssey

In considering the recommendation of the Odyssey Board, which acted upon the unanimous recommendation of the Special Transaction Committee, with respect to issuing shares of Odyssey Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by Odyssey Stockholders at the Odyssey Special Meeting, Odyssey Stockholders should be aware that certain members of the Odyssey Board and Odyssey’s executive officers have interests in the Merger that may be different from, or in addition to, the interests of Odyssey Stockholders. These interests relate to or arise from the matters described below. The Odyssey Board is aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that Odyssey Stockholders approve the Odyssey Proposals. For more information, please see the section entitled “The Merger—Interests of Odyssey’s Directors and Officers in the Merger.”

AOM

Certain of AOM’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Current AOM Stockholders generally. These interests relate to or arise from the matters described below. The AOM Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve and adopt the Merger Agreement and the transactions contemplated therein, including the Merger, and in recommending to Current AOM Stockholders that the Merger Agreement be approved. For more information, please see the section entitled “The Merger—Interests of AOM’s Directors and Officers in the Merger.”

Reasons for the Approval of the Merger

After careful consideration, Odyssey’s board of directors recommends that Odyssey stockholders vote “FOR” each of the Odyssey Proposals being submitted to a vote of the Odyssey stockholders at the Odyssey Special Meeting. For a description of Odyssey’s reasons for the approval of the Merger and the recommendation of its board of directors, see the section entitled “The Merger—Odyssey’s Reasons for the Merger.”

For more information on the AOM board of directors’ reasons for the Merger, see the section entitled “The Merger—AOM’s Reasons for the Merger.”

Opinion of the Financial Advisor to the Special Transaction Committee

At the meeting of the Special Transaction Committee to evaluate and approve the Merger Agreement and the Merger, Moelis & Company LLC (“Moelis”) delivered an oral opinion, which was confirmed by delivery of a written opinion, dated April 8, 2026, addressed to the Special Transaction Committee to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey.

The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated April 8, 2026, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, and which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Special Transaction Committee (in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to Odyssey of the Exchange Ratio in the Merger, and does not address Odyssey’s underlying business decision to effect the transactions contemplated by the Merger Agreement or the relative merits thereof as compared to any alternative business strategies or transactions that might be available to Odyssey. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Regulatory Approvals Required for the Merger

Odyssey must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq in connection with the issuance of shares of Odyssey Common Stock in connection with the Merger and the filing of this proxy statement/prospectus with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a reverse merger, in accordance with US GAAP. Under this method of accounting, Odyssey and OML will be treated as the “acquired” companies for financial reporting purposes, with CIC Limited being accounted for as an equity method investment. Accordingly, the Merger will be treated as the equivalent of AOM issuing stock for the net assets of Odyssey and OML. AOM has been determined to be the accounting acquirer in the Merger for financial reporting purposes based on an evaluation of the relevant facts and circumstances with respect to the combined company immediately after the Closing, including: (a) former AOM shareholders are expected to hold the majority of the outstanding common stock of the combined public company following the Effective Time, (b) AOM’s shareholder base, including former AOM equity holders, AOM PIPE Investors, and AOM Bridge Investors, will possess a controlling voting interest in the combined company, (c) the transaction structure results in Odyssey issuing equity in exchange for AOM’s net assets, which is substantively equivalent to AOM issuing equity to acquire Odyssey, and (d) AOM represents the substantive operating platform of the combined company following completion of the Transaction.

Material U.S. Federal Income Tax Consequences of the Merger

Each of Odyssey and AOM intends to treat the Merger for U.S. federal income tax purposes as both a reorganization within the meaning of Section 368(a), and, together with certain other transactions occurring in connection with the Merger, an exchange within the meaning of Section 351(a) of the Code. Odyssey stockholders will not sell, exchange or dispose of any shares of Odyssey stock as a result of the Merger, so the Merger should not result in recognition of gain or loss to the Odyssey stockholders for U.S. federal income tax purposes in respect of their Odyssey shares.

Assuming the Merger is treated as intended, the following are the material U.S. federal income tax consequences of the Merger:

•	a U.S. holder will not recognize gain or loss upon the exchange of AOM Common Stock for Odyssey Common Stock pursuant to the Merger;

•

a U.S. holder’s aggregate tax basis for the shares of Odyssey Common Stock actually received in the Merger will equal the U.S. holder’s aggregate tax basis in the shares of AOM Common Stock surrendered upon the Closing; and

•

the holding period of the shares of Odyssey Common Stock received by a U.S. holder in the Merger will include the holding period of the U.S. holder’s shares of AOM Common Stock surrendered in exchange therefor.

The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any non-U.S., state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Ownership Following the Merger

It is anticipated that, upon the consummation of the Merger, the ownership of Odyssey will be as follows:

•	current Odyssey Stockholders will own 6.6% of the combined company;

•	current stockholders of AOM (“Current AOM Stockholders” and together with the AOM Bridge Investors and the AOM PIPE Investors, the “AOM Stockholders”) will own 52.8% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•

following the transactions contemplated by the CIC Limited Equity Exchange Agreement and the OML Equity Exchange Agreement, the former CIC Stockholders and OML Members will own 14.5% of the combined company.

The following diagrams illustrate (i) the organizational structure of Odyssey and its material subsidiaries immediately prior to the Effective Time and (ii) the expected post-Merger ownership structure of the combined company after giving effect to the Merger and the related transactions. Actual ownership percentages at the Effective Time may differ based on, among other things, the final number of shares issued in the AOM PIPE Investment the Exchange Ratio, and any other issuances of equity securities prior to the Closing. See “Risk Factors—Risks Related to the Merger” and “Unaudited Pro Forma Combined Financial Information.”

Pre-Merger Organizational Structure

Public
Odyssey
Indirect Ownership
~5%(1)
0%(2)
Phosagmex (Indirectly Owned by Odyssey)(3)
OML
CIC
Operating Subsidiaries
OML Subsidiaries

Notes:

(1)	As of June 30, 2026, Odyssey’s interest in OML was 5.3%, with an additional 33.2% held by AOM.
(2)	As of June 30, 2026, Odyssey’s voting interest and economic interest in CIC were 0.0% and 14.2%, respectively.
(3)	Phosagmex is 50% owned by ORM, of which Odyssey owns approximately 78.3%, resulting in an effective indirect interest of approximately 39.15%

Post-Merger Organizational Structure

Historical Odyssey Shareholders
Historical AOM Shareholders
Historical OML Members
Historical CIC Stockholders
AOM Bridge Investors
AOM PIPE Investors
6.6%
52.8%
9.8%
4.7%
10.7%
15.4%
Odyssey
100%
~33%
100%
100%
ORM Trust
OML
CIC
AOM
Operating Subsidiaries
100%
100%
100%
Phosagmex
OML Subsidiaries
AOM Subsidiaries

Notes:

(1)	After the Merger, Odyssey’s interest in OML is expected to be 100.0%.
(2)	After the Merger, Odyssey’s voting interest and economic interest in CIC are expected to be 32.8% and 45.8%, respectively.
(3)

Assumes consummation of the Non-Core Asset Transactions. As described in the section entitled “Certain Agreements Related to the Merger—ORM Disposition Trust,” ORM Trust will own equity interests in ORM HoldCo, which will in turn own approximately 78.3% of the equity interests in ORM. ORM owns a 50.0% interest in Phosagmex. ORM Trust is anticipated to hold less than 100.0% of the equity interests in ORM HoldCo as a result of the contemplated ORM HoldCo financing described in that section.

The numbers of shares and percentage interests set forth above assume that Proposal No. 2 is approved and the full amount of the applicable Exchange Shares are issued pursuant to the CIC Limited Equity Exchange Agreement and the OML Equity Exchange Agreement, and do not take into account certain shares of Odyssey Common Stock issuable upon the exercise of outstanding options and warrants of Odyssey.

Comparison of Rights of Holders of Odyssey Stock and AOM Stock

As a result of the Merger, the holders of shares of AOM Common Stock will become holders of Odyssey Common Stock and their rights will be governed by Nevada law (and by the Odyssey Charter and the Odyssey Bylaws (instead of the AOM Certificate of Incorporation and the AOM Bylaws)). Following the Merger, former AOM Stockholders, including the AOM Bridge Investors and the AOM PIPE Investors who will become AOM Stockholders immediately prior to the Effective Time, may have different rights as Odyssey Stockholders than they had as AOM Stockholders. For more information, please see the section entitled “Comparison of Rights of Holders of Odyssey Stock and AOM Stock.”

Intended Use of Proceeds and Near-Term Business Priorities

Following the closing of the Merger and receipt of the anticipated proceeds from the AOM PIPE Investment and other financings, the combined company expects to use the net proceeds to fund its near-term operational and strategic objectives, including exploration and resource delineation activities, environmental baseline studies and permitting efforts, technical and prefeasibility studies, metallurgical testing and processing development initiatives, vessel operations, working capital requirements, public company costs and general corporate purposes.

The following table summarizes the anticipated gross proceeds from each of the financing arrangements entered into in connection with the Merger:

Financing Arrangement	Gross Proceeds (in millions)	Status
AOM Bridge Financing	$75.6	Completed prior to execution of the Merger Agreement; debentures convert into AOM Common Stock immediately prior to the Effective Time
AOM PIPE Investment	$156.4	Expected to be funded immediately prior to the Closing
Total	$232.0

Management currently expects that a substantial portion of the proceeds will be allocated toward advancing the combined company’s polymetallic nodule projects in the Cook Islands Exclusive Economic Zone, the Clarion-Clipperton Zone and other areas pursued under the U.S. regulatory pathway, including geological, environmental, engineering and regulatory work programs necessary to advance these projects toward future development. The combined company also intends to use a portion of the proceeds to support the continued operation and deployment of marine assets, the development of strategic processing and commercial partnerships, and the costs associated with operating as a public company.

Based on the combined company’s current operating plan and assumptions regarding the timing and amount of financing proceeds received, management believes that the combined company’s available cash resources will be sufficient to fund its anticipated operating activities for at least [24] months following the closing of the Merger. The combined company expects, however, that additional financing will be required before the commencement of commercial-scale mining and processing operations. The timing and amount of any future capital requirements will depend on a variety of factors, including exploration results, permitting timelines, technical study outcomes, regulatory developments, availability and cost of vessels and equipment, partnership arrangements, and the pace of project advancement.

During the first 12 to 24 months following the Merger, the combined company’s primary business objectives are expected to include advancing exploration and resource evaluation programs, completing key environmental and technical studies, progressing regulatory and permitting activities, expanding metallurgical and processing development initiatives, strengthening strategic partnerships, and evaluating additional mineral resource opportunities. Management intends to evaluate progress toward these objectives based on operational and strategic metrics, including completion of planned exploration campaigns, advancement of environmental and technical workstreams, achievement of regulatory milestones, execution of commercial and strategic agreements, maintenance of access to capital, and overall progress toward advancing the combined company’s projects through successive stages of development.

The expected uses of proceeds described above are based on current plans and assumptions and may change depending on the timing and amount of proceeds actually received, the timing of the Merger, project requirements, regulatory developments, market conditions and other factors. The combined company will have broad discretion in the use of available cash resources, and there can be no assurance that the anticipated proceeds will be sufficient to achieve its business objectives or that additional financing will be available on acceptable terms, or at all. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The following table summarizes the anticipated use of the net proceeds from the AOM PIPE Investment1:

Use of Proceeds	Description	Approximate Amount (in millions)
Exploration and Advancement of Projects	Advancing the combined company’s polymetallic nodule projects in the Cook Islands Exclusive Economic Zone, the Clarion-Clipperton Zone and other areas pursued under the U.S. regulatory pathway, including geological, environmental, engineering, and regulatory work programs necessary to advance these projects toward future development.	$47.4
Marine Assets	The continued operation and deployment of the combined company’s marine assets.	20.0
Strategic Investments and Partnerships	The development of strategic processing and commercial partnerships.	25.0
General Corporate and Working Capital	General ongoing corporate and working capital expenditures, including costs associated with the transaction and operating as a public company.	64.0

Total:		$156.4

The table above summarizes the currently anticipated use of proceeds from the AOM PIPE Investment, however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. The actual amount that the combined company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under the section entitled “Risk Factors.”

(1)	The information in this table excludes OML Units issuable upon exercise of outstanding OML unit options.

SELECTED HISTORICAL FINANCIAL INFORMATION

Odyssey Selected Historical Financial Information

The following table presents selected historical financial information of Odyssey for the periods and as of the dates indicated. The selected historical financial information presented below has been derived from Odyssey’s audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, as filed with the SEC in Odyssey’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Odyssey Annual Report”), and Odyssey’s unaudited condensed consolidated financial statements as of June 30, 2026 and 2025 and for the six months ended June 30, 2026 and 2025, as filed with the SEC in Odyssey’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2026 and 2025 (the “Odyssey Quarterly Reports”). This information should be read together with the sections entitled “Risk Factors” and Odyssey’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Odyssey’s consolidated financial statements and related notes thereto included in the Odyssey Annual Report and Odyssey Quarterly Reports. The selected historical financial information in this section is not intended to replace Odyssey’s consolidated financial statements and related notes, and Odyssey’s historical results are not necessarily indicative of future results. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Odyssey prior to and without giving pro forma effect to the Merger and the other related transactions and, as a result, may not be indicative of the results of the combined company following the Closing.

	As of December 31,		As of June 30,
	2025	2024	2026	2025
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,515,881	$4,791,743	$2,348,104	$3,551,429
Accounts receivable, related party	67,323	285,764	129,389	67,316
Other current assets	772,616	683,626	436,722	412,462

Total current assets	4,355,820	5,761,133	2,914,215	4,031,207
NON-CURRENT ASSETS
Investment in unconsolidated entities	8,818,748	9,885,779	7,691,337	9,837,828
Option to purchase equity securities in related party	334,974	455,416	334,974	352,180
Bismarck exploration license	1,821,251	1,821,251	1,821,251	1,821,251
Property and equipment, net	474,816	534,016	439,009	495,303
Other non-current assets	34,295	34,295	34,295	34,295

Total assets	$15,839,904	$18,491,890	$13,235,081	$16,572,064
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$770,750	$748,403	$4,968,965	$692,982
Accrued expenses	9,846,020	8,634,576	10,330,366	9,471,587
Loans payable, current portion	1,062,356	13,084,379	9,781,952	20,801,906

Total current liabilities	11,679,126	22,467,358	25,081,283	30,966,475
LONG-TERM LIABILITIES
Loans payable	3,933,042	9,851,151	150,000	3,871,986
Debt-derivative liability	—	3,052,000	—	3,604,000
Warrant liabilities	12,150,360	4,798,759	795,350	8,573,315
Litigation financing	63,287,048	56,950,377	66,800,274	59,470,022
Deferred contract liability	334,974	455,416	334,974	352,180

Total liabilities	$91,384,550	$97,575,061	$93,161,881	$106,837,978

	As of December 31,		As of June 30,
	2025	2024	2026	2025
			(unaudited)	(unaudited)
STOCKHOLDERS’ DEFICIT
Preferred stock – $0.0001 par value; 24,984,166 shares authorized; none issued and outstanding	—	—	—	—
Common stock – $0.0001 par value; 75,000,000 shares authorized; 58,691,389 and 55,771,913 issued and outstanding	5,577	2,883	5,869	3,249
Additional paid-in capital	285,869,928	264,191,579	290,738,960	240,235,734
Accumulated deficit	(323,524,208)	(280,439,023)	(332,486,649)	(293,045,416)

Total stockholders’ deficit before non-controlling interest	(37,648,703)	(16,244,561)	(41,741,820)	(52,806,433)
Non-controlling interest	(37,895,943)	(62,838,610)	(38,184,980)	(37,459,481)

Total stockholders’ deficit	(75,544,646)	(79,083,171)	(79,926,800)	(90,265,914)

Total liabilities and stockholders’ deficit	$15,839,904	$18,491,890	$13,235,081	$16,572,064

	Years ended December 31,		Six months ended June 30,
	2025	2024	2026	2025
			(unaudited)	(unaudited)
STATEMENT OF OPERATIONS
REVENUE
Marine services	$353,719	726,395	81,833	270,000
Operating and other	—	42,282	18,522	—

Total revenue	353,719	768,677	100,355	270,000
OPERATING EXPENSES
Marketing, general and administrative	10,977,265	9,669,116	12,843,045	5,601,084
Operations and research	2,807,606	3,104,488	1,356,313	1,269,875

Total operating expenses	13,784,871	12,773,604	14,199,358	6,870,959
LOSS FROM OPERATIONS	(13,431,152)	(12,004,927)	(14,099,003)	(6,600,959)
OTHER INCOME (EXPENSE)
Interest income	119,363	169,360	5,249	106,757
Interest expense	(4,936,248)	(6,517,631)	(386,821)	(2,431,698)
Loss on equity method investment	(1,578,573)	(271,830)	(699,911)	(318,108)
Change in derivative liabilities fair value	(28,213,642)	18,866,862	6,489,067	(7,461,886)
Gain (loss) on debt extinguishment	587,019	(729,723)	—	—
Gain on disposal of equipment	164,000	4,029	—	—
Residual economic interest in shipwreck	—	9,839,006	—	—
Loss on Termination Agreement	—	(4,246,900)	—	—
Other	(1,181,171)	1,138,883	(560,059)	(849,257)

Total other income (expense)	(35,039,252)	18,252,056	4,847,525	(10,954,192)
INCOME (LOSS) BEFORE INCOME TAXES	(48,470,404)	6,247,129	(9,251,478)	(17,555,151)
Income tax (provision) benefit	—	—	—	—

NET INCOME (LOSS)	(48,470,404)	6,247,129	(9,251,478)	(17,555,151)
Net loss attributable to non-controlling interest	5,385,219	9,410,805	289,037	4,948,758

NET INCOME (LOSS) attributable to Odyssey Marine Exploration, Inc.	$(43,085,185)	$15,657,934	$(8,962,441)	$(12,606,393)

NET INCOME (LOSS) PER SHARE
Basic	$(1.10)	$0.75	$(0.16)	$(0.42)
Diluted	$(1.10)	$0.07	$(0.16)	$(0.42)
Weighted average number of common shares outstanding:
Basic	39,254,985	20,977,521	57,648,338	29,931,163
Diluted	39,254,985	28,376,949	57,648,338	29,931,163

AOM Selected Historical Financial Information

The following table presents selected historical financial information of AOM for the periods and as of the dates indicated. The selected historical financial information presented below has been derived from AOM’s audited consolidated financial statements as of and for the period from May 9, 2025 (inception) through December 31, 2025, and AOM’s unaudited condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and the period from May 9, 2025 to June 30, 2025, included elsewhere in this proxy statement/prospectus. This information should be read together with the sections entitled “Risk Factors” and “AOM Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and AOM’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. Because AOM was formed on May 9, 2025, no prior-year comparative selected historical financial information is presented. The selected historical financial information in this section is not intended to replace AOM’s consolidated financial statements and related notes, and AOM’s historical results are not necessarily indicative of future results. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to AOM prior to and without giving pro forma effect to the Merger and the other related transactions and, as a result, may not be indicative of the results of the combined company following the Closing.

	As of December 31,	As of June 30,
	2025	2026
		(unaudited)
BALANCE SHEET DATA
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,855	26,267,679
Deposits	—	331,330
Other current assets	—	9,176

Total current assets	2,855	26,608,185
NON-CURRENT ASSETS
Royalty receivable, net	—	9,263,941
Promissory note investment	—	10,247,467
Right-of-use asset	287,573	240,208
Investment in unconsolidated affiliates	—	20,714,233
Intangible asset	620,791	1,110,696

TOTAL ASSETS	$911,219	$68,184,730

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$581,445	$2,690,530
Accrued expenses	1,096,913	1,604,674
Short-term loans from shareholders	403,221	4,001
Lease liability, current	97,561	103,392

Total current liabilities	2,179,140	4,402,597
LONG-TERM LIABILITIES
Debt, net	—	72,727,741
Derivative liability	—	17,060,000
Lease liability, noncurrent	190,012	136,816
Other liabilities	—	3,044,858

Total liabilities	2,369,152	97,372,012
STOCKHOLDERS’ DEFICIT
Common stock, $0.0001 par value	10,638	10,678
Additional paid-in capital	—	1,999,960
Accumulated deficit	(1,468,571)	(31,197,920)

Total stockholders’ deficit	(1,457,933)	(29,187,282)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$911,219	$68,184,730

	Period from May 9, 2025 to December 31,	Six months ended June 30,	Period from May 9, 2025 to June 30,
	2025	2026	2025
		(unaudited)	(unaudited)
STATEMENTS OF OPERATIONS
REVENUES
Total revenues	$—	$—	$—
OPERATING EXPENSES
General & administrative	15,048	2,190,494	—
Professional & consulting services	747,462	3,414,494	—
Startup & organization costs	93,981	—	—
Legal fees	356,894	3,888,710	—
Rent	40,300	65,675	800
Conferences & travel	200,247	493,988	53,997

Total operating expenses	1,453,932	10,053,361	54,797

Loss from operations	(1,453,932)	(10,053,361)	(54,797)

OTHER EXPENSE	—	—	—
Interest expense	(4,201)	(3,188,285)	—
Credit loss expense	—	(749,870)	—
Loss on change in fair value of embedded derivative liability	—	(11,060,000)	—
Loss on unconsolidated affiliates	—	(2,349,353)	—

Total other expense	(4,201)	(17,347,508)	—

Loss before income taxes	(1,458,133)	(27,400,869)	(54,797)

Income tax (provision) benefit	—	—	—

NET LOSS	$(1,458,133)	$(27,400,869)	$(54,797)

CIC Limited Selected Historical Financial Information

The following table presents selected historical financial information of CIC Limited for the periods and as of the dates indicated. The selected historical financial information presented below has been derived from CIC Limited’s audited financial statements as of and for the years ended December 31, 2025 and 2024, and CIC Limited’s unaudited financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, included elsewhere in this proxy statement/prospectus. This information should be read together with the sections entitled “Risk Factors” and “CIC Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and CIC Limited’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace CIC Limited’s financial statements and related notes, and CIC Limited’s historical results are not necessarily indicative of future results. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to CIC Limited prior to and without giving pro forma effect to the Merger and the other related transactions and, as a result, may not be indicative of the results of the combined company following the Closing.

	As of December 31,		As of June 30,
	2025	2024	2026
			(unaudited)
BALANCE SHEET DATA
ASSETS
CURRENT ASSETS
Cash	$50,619	$37,344	$188,021
Due from related party	404,535	195,679	563,247
Security deposits and other current assets	116,101	102,721	215,785

Total current assets	571,255	335,744	967,053
Property and equipment, net	835,609	1,055,584	4,081,477
Exploration licenses, net	758,941	1,371,156	428,179
Right-of-use assets	121,268	220,291	210,021

Total assets	$2,287,073	$2,982,775	$5,686,730

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,265,075	$861,475	$3,577,956
Accrued expenses	229,734	273,583	353,083
Accrued expenses – related party	2,416,158	1,521,412	2,671,650
Lease liabilities, current	89,681	100,786	75,122
Due to related party	482,452	195,726	1,136,302
Convertible notes payable	—	—	3,372,147
Convertible notes payable – related parties	16,204,860	12,309,668	13,067,506
Loans payable – related party	569,539	605,650	543,842

Total current liabilities	21,257,499	15,868,300	24,797,609
Convertible notes payable – related party, noncurrent	5,243,699	—	5,740,821
Derivative liability	785,214	—	388,000
Debt liability – sale of future revenue	—	—	5,578,832
Lease liabilities, noncurrent	23,060	109,677	120,992

Total liabilities	27,309,472	15,977,977	36,626,254
STOCKHOLDERS’ DEFICIT
Common stock	24,524,456	22,176,198	27,314,334
Accumulated deficit	(49,277,312)	(35,112,840)	(58,582,838)
Accumulated other comprehensive income (loss)	(269,543)	(58,560)	328,980

Total stockholders’ deficit	(25,022,399)	(12,995,202)	(30,939,524)

Total liabilities and stockholders’ deficit	$2,287,073	$2,982,775	$5,686,730

	Years ended December 31,		Six months ended June 30,
	2025	2024	2026	2025
			(unaudited)	(unaudited)
STATEMENTS OF OPERATIONS
REVENUES
Total revenues	$—	$—	$—	$—
OPERATING EXPENSES
General and administrative	1,161,712	1,314,593	602,282	471,283
Payroll and benefits	604,843	429,806	265,038	239,550
Professional and consulting services	4,982,216	2,743,546	5,063,018	2,083,655
Vessel and equipment expenses	3,543,669	661,499	1,168,779	1,347,841
Repairs and maintenance	36,558	74,940	22,683	21,692
Depreciation and amortization	1,040,134	1,042,760	510,115	516,846

Total operating expenses	11,369,132	6,267,144	7,631,915	4,680,867

Operating loss	(11,369,132)	(6,267,144)	(7,631,915)	(4,680,867)
OTHER INCOME (EXPENSE)
Change in fair value of embedded derivative	946,771	—	400,303	—
Interest expense, net	(3,911,414)	(2,995,868)	(1,979,277)	(2,081,372)
Foreign exchange gain (loss)	169,303	(263,084)	(94,637)	225,523

Total other income (expense)	(2,795,340)	(3,258,952)	(1,673,611)	(1,855,849)

Loss before income taxes	(14,164,472)	(9,526,096)	(9,305,526)	(6,536,716)
Income tax expense	—	—	—	—

Net loss	(14,164,472)	(9,526,096)	(9,305,526)	(6,536,716)
Other comprehensive income (loss)	(210,983)	1,362,330	598,522	(1,498,285)

Comprehensive loss	$(14,375,455)	$(8,163,766)	$(8,707,004)	$(8,035,001)

OML Selected Historical Financial Information

The following table presents selected historical financial information of OML for the periods and as of the dates indicated. The selected historical financial information presented below has been derived from OML’s audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and OML’s unaudited condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, included elsewhere in this proxy statement/prospectus. This information should be read together with the sections entitled “Risk Factors” and “OML Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and OML’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace OML’s consolidated financial statements and related notes, and OML’s historical results are not necessarily indicative of future results. As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to OML prior to and without giving pro forma effect to the Merger and the other related transactions and, as a result, may not be indicative of the results of the combined company following the Closing.

	As of December 31,		As of June 30,
	2025	2024	2026
			(unaudited)
BALANCE SHEET DATA
ASSETS
CURRENT ASSETS
Cash	$1,050,699	$1,346,374	$7,845,917
Accounts receivable	27,114	713,159	402,139
Other receivable – related party, current	113,412	97,705	3,560,088
Deposits and other current assets	888,925	619,586	751,688

Total current assets	2,080,150	2,776,824	12,559,832
Property and equipment, net	7,861,729	8,899,386	7,527,679
Other receivable – related party, noncurrent	3,392,082	3,310,084	—
Right-of-use assets, net	3,868,823	4,337,038	3,522,140

Total assets	$17,202,784	$19,323,332	$23,609,651

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$866,027	$1,011,182	$2,287,632
Accrued expenses	580,113	935,184	414,471
Lease liabilities, current	273,392	227,195	3,947,957
Due to related party	358,481	325,417	—
Term debt – related party	9,818,195	8,829,126	—

Total current liabilities	11,896,208	11,328,104	6,650,060
Debt liability – sale of future revenue	—	—	5,935,586
Lease liabilities, noncurrent	3,558,204	3,455,075	62,979

Total liabilities	15,454,412	14,783,179	12,648,625
Member capital – contingently redeemable	5,000,000	5,000,000	5,000,000
MEMBERS’ EQUITY (DEFICIT)	—	—	—
Members’ equity	29,423,275	26,994,429	47,237,635
Accumulated deficit	(32,674,903)	(27,454,276)	(41,276,609)

Total members’ equity (deficit)	(3,251,628)	(459,847)	5,961,026

Total liabilities, member capital – contingently redeemable and members’ equity (deficit)	$17,202,784	$19,323,332	$23,609,651

	Years ended December 31,		Six months ended June 30,
	2025	2024	2026	2025
			(unaudited)	(unaudited)
STATEMENT OF OPERATIONS
REVENUES
Total revenues	$4,419,400	$7,195,794	$504,696	$685,299
OPERATING EXPENSES	—	—	—	—
General and administrative	4,592,283	5,946,464	5,959,021	1,751,361
Payroll and benefits	2,919,045	2,571,292	1,330,919	1,215,610
Repairs and maintenance	53,577	430,676	128,490	20,538
Depreciation and amortization	1,708,796	1,559,279	778,784	860,467

Total operating expenses	9,273,701	10,507,711	8,197,214	3,847,976

Operating loss	(4,854,301)	(3,311,917)	(7,692,518)	(3,162,677)
OTHER INCOME (EXPENSE)	—	—	—	—
Other income	477,056	—	—	—
Interest expense	(1,096,520)	(876,288)	(964,738)	(463,381)
Foreign exchange gain (loss)	257,928	(202,518)	55,550	96,455

Total other income (expense), net	(361,536)	(1,078,806)	(909,188)	(366,926)

Loss before income taxes	(5,215,837)	(4,390,723)	(8,601,706)	(3,529,603)
Income tax expense	4,790	16,246	—	—

Net loss	$(5,220,627)	$(4,406,969)	$(8,601,706)	$(3,529,603)

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms in this section have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Odyssey, AOM, and OML adjusted to give effect to the Merger and related transactions. Although CIC Limited is a party to certain of the transactions, the investment in CIC Limited is accounted for under the equity method as the combined company will not hold a controlling interest in CIC Limited. Following the Merger, the combined company is expected to hold approximately 45.8% of the economic ownership interest, and 32.8% of the voting rights in CIC Limited. Accordingly, the assets, liabilities, revenues and expenses of CIC Limited are not consolidated in the unaudited pro forma condensed combined financial statements. Instead, the pro forma financial information reflects the investment in CIC Limited and its share of CIC Limited’s earnings (losses), as applicable. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of AOM as AOM has been determined to be the accounting acquirer. This information should be read together with the financial statements of Odyssey, AOM, OML, and related notes thereto, the sections titled “Odyssey Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “AOM Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “OML Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other information included elsewhere in this proxy statement/prospectus, including the Merger Agreement and the descriptions of certain terms thereof set forth in the sections titled the “Merger Share Issuance Proposal” and the “CIC and OML Share Issuance Proposal.”

The Merger is expected to be accounted for as a reverse merger, in accordance with U.S Generally Accepted Accounting Principles (“U.S. GAAP”). Under this method of accounting, Odyssey and OML will be treated as the “acquired” companies for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of AOM issuing stock for the net assets of Odyssey and OML.

AOM has been determined to be the accounting acquirer in the Merger for financial reporting purposes based on an evaluation of the relevant facts and circumstances with respect to the combined company immediately after the Closing, including: (a) former AOM Stockholders are expected to hold the majority of the outstanding common stock of the combined public company following the Effective Time, (b) AOM’s Stockholder base, including AOM Stockholders, will possess a controlling voting interest in the combined company, (c) the transaction structure results in Odyssey issuing equity in exchange for AOM’s net assets, which is substantively equivalent to AOM issuing equity to acquire Odyssey, and (d) AOM represents the substantive operating platform of the combined company following completion of the Transaction. As a result of AOM being treated as the acquiring company for financial reporting purposes, upon consummation of the Merger, among other things, the historical financial statements of AOM will become the historical consolidated financial statements of the combined company.

The Company determined that OML represents the SEC predecessor for SEC reporting purposes. In reaching this conclusion, the Company considered that AOM’s pre-Merger activities were primarily limited to capital raising and transaction-related activities, while OML represents the primary ongoing operating business of the combined company. The Company also considered the significance of OML’s operations, assets, and ongoing business activities within the combined company. In addition, the Company considered that Odyssey’s historical operating profile will not continue following the Merger due to the pre-Merger disposition of its ORM business and, therefore, does not represent the primary continuing operations of the combined company.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 give pro forma effect to the Merger and related transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented. Odyssey, AOM, OML, and CIC Limited had historical operating relationships prior to the Merger. Accordingly, pro forma adjustments were required to eliminate activities between the companies. These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Merger Agreement, AOM Bridge and AOM PIPE Financing, OML Related Agreements, CIC Related Agreements, and ORM Disposition

Merger Agreement

On April 8, 2026, Odyssey, Merger Sub and AOM entered into the Merger Agreement, pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into AOM at the Effective Time, with AOM surviving the Merger as a wholly owned subsidiary of Odyssey. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not conducted any business prior thereto. The Merger will be consummated pursuant to the Delaware General Corporation Law upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. Odyssey will remain the legal public registrant following the Closing and is expected to change its corporate name to “American Ocean Minerals Corporation” upon consummation of the Merger.

Immediately prior to the Effective Time, (a) AOM will close the AOM PIPE Investment and issue AOM Common Stock and AOM PIPE Warrants to the AOM PIPE Investors and (b) all outstanding AOM Bridge Debentures will automatically convert into shares of AOM Common Stock. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, (a) each issued and outstanding share of AOM Common Stock (other than treasury shares and dissenting shares), including shares issued pursuant to the AOM PIPE Investment and the AOM Bridge Debentures, will be canceled and automatically converted into the right to receive shares of Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) in accordance with the Exchange Ratio set forth in the Merger Agreement, payable without interest, less any applicable withholding and (b) all outstanding AOM PIPE Warrants will be assumed by Odyssey at the Effective Time and converted into Odyssey Assumed Warrants on substantially the same terms and conditions, subject to adjustment based on the Exchange Ratio, including proportional adjustments to the number of shares issuable and the exercise price.

Immediately after the Merger, on a pro forma basis and after giving effect to the automatic conversion of the AOM Bridge Debentures, the issuance of AOM Common Stock pursuant to the AOM PIPE Investment, and the issuance of the Merger consideration, pre-Merger AOM Stockholders (including the AOM Bridge Investors, the AOM PIPE Investors, and former CIC Stockholders and OML Members) are expected to own 93.4% of the combined company, and pre-Merger Odyssey Stockholders are expected to own 6.6% of the combined company (excluding the effect of out-of-the-money options and warrants that will remain outstanding following the Merger). The Exchange Ratio is 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the 1-for-25 Reverse Stock Split.

Based on the pre-Merger and post-Merger modification of the fair values of the equity-linked instruments, including the AOM Bridge Debentures, AOM PIPE Warrants and other assumed or exchanged warrants, no material differences have been identified or noted.

Upon completion of the Merger, Odyssey will be required to meet the initial listing requirements for continued listing and trading of its Common Stock on the Nasdaq Capital Market, which are more stringent than the continued listing requirements. Pursuant to the Merger Agreement, Odyssey has agreed to use commercially reasonable efforts to cause the shares issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Odyssey intends to effect the 1-for-25 Reverse Stock Split to, among other things, support ongoing Nasdaq requirements.

Amendment No. 1 to the Merger Agreement

On June 26, 2026, Odyssey, Merger Sub and AOM entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”). Among other things, the Merger Agreement Amendment amends Exhibit B to the Merger Agreement to revise Odyssey’s authorized share capital to 400,000,000 shares of Odyssey Common Stock and 25,000,000 shares of Odyssey Preferred Stock. Except as expressly amended by the Merger Agreement Amendment, the Merger Agreement remains in full force and effect in accordance with its terms. The foregoing description of the Merger Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement Amendment, a copy of which is attached as Annex A-2 to this proxy statement/prospectus and is incorporated herein by reference.

AOM Bridge Financing and AOM PIPE Investment

Prior to the execution and delivery of the Merger Agreement, AOM entered into the Bridge Subscription Agreements pursuant to which AOM raised aggregate gross proceeds of approximately $75.6 million through the issuance of convertible debentures (the “AOM Bridge Debentures”). The AOM Bridge Debentures constitute the AOM Bridge Financing and will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become AOM Stockholders immediately before the consummation of the Merger. The pro forma impact of the AOM Bridge Financing conversion is reflected in Note 6(c), Note 6(d), Note 6(w), and Note 6(hh) to the unaudited pro forma condensed combined balance sheet.

Concurrent with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into a securities purchase agreement with certain PIPE investors (the “AOM PIPE Investors”), pursuant to which such investors committed to purchase shares of AOM Common Stock and accompanying warrants for aggregate gross proceeds of approximately $156.4 million (the “AOM PIPE Investment”), on the terms and subject to the conditions set forth therein. The AOM PIPE Investment is expected to close immediately prior to the Effective Time, with the AOM Common Stock issued in the PIPE exchanged for shares of Odyssey Common Stock upon consummation of the Merger, and the associated AOM PIPE Warrants assumed by Odyssey and converted into Odyssey warrants in accordance with the Merger Agreement. The pro forma impact of the AOM PIPE Investment is reflected in Note 6(a) and Note 6(c) to the unaudited pro forma condensed combined balance sheet.

OML Unit Purchase Agreement and OML Equity Exchange

Prior to the Merger, on March 20, 2026, AOM entered into the OML Unit Purchase Agreement with OML, pursuant to which AOM agreed to invest up to $20.0 million in OML in exchange for OML Units. In addition, AOM has the right, but not the obligation, to acquire additional OML Units sufficient to cause AOM to hold at least 67% of the outstanding OML Units, with the purchase price for such additional units to be determined based on the fair market valuation of OML as determined by an independent valuation firm. As part of these transactions, a portion of legacy indebtedness of OML was acquired by AOM and converted into OML equity.

In connection with the Merger, Odyssey, OML and certain OML members entered into equity exchange agreements pursuant to which such OML members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable following consummation of the Merger, based on relative per-unit and per-share valuations as provided therein. After giving effect to the OML Unit purchases and the OML Equity Exchange Agreements, the combined company is expected to hold 100% ownership interest in OML on a pro forma basis.

The pro forma impacts of the OML Unit Purchase and the OML Equity Exchange are reflected in the preliminary purchase consideration allocation set forth in Note 5 and Note 6(ee) to the unaudited pro forma condensed combined balance sheet.

CIC Equity Arrangements, Convertible Financing and Revenue Participation

CIC Limited is addressed as part of the overall transaction structure through a staggered acquisition framework rather than an outright acquisition at Closing. In connection with the Merger, Odyssey entered into equity exchange agreements with certain CIC Limited equity holders pursuant to which such holders may exchange CIC Limited equity interests for shares of Odyssey Common Stock. As part of the same transaction framework, AOM acquired certain pre-existing financial instruments of CIC Limited, including outstanding notes and warrants from the Selling Parties to acquire CIC Limited Class A Voting Shares that had previously been issued to existing shareholders. Upon exercise of the CIC Warrants at the time of the Merger, AOM will acquire the underlying CIC Limited Class A Voting Shares, thereby together with prior ownership held by Odyssey and equity exchange agreements, increasing its ownership interest in CIC Limited to approximately 45.8% of the economic ownership interest, and 32.8% of the voting rights. In addition, Odyssey entered into option agreements with certain CIC Limited equity holders, including CIC LLC, pursuant to which, following a six-month period after the consummation of the Merger, Odyssey will have the right, but not the obligation, to acquire additional CIC Limited equity interests at valuation-based prices that vary based on project milestones and regulatory approvals. The purchase price for exercised options may be paid in a combination of cash and Odyssey Common Stock, subject to minimum cash requirements. The pro forma impacts of the CIC Equity Arrangements are reflected in Note 6(b), Note 6(j), Note 6(r), Note 6(ee), and Note 6(kk) to the unaudited pro forma condensed combined balance sheet.

Separately, AOM has provided financing to CIC Limited and CIC LLC through two separate convertible note purchase agreements with CIC Limited and CIC LLC, pursuant to which AOM holds convertible promissory notes bearing interest at 8.0% per annum, with maturity in April 2030. Such notes may be converted into CIC Limited equity interests at specified conversion rates and are otherwise repayable in cash if not converted. Additionally, CIC Limited entered into a revenue participation agreement granting AOM a contractual right to receive a defined percentage of revenue generated by CIC Limited. This arrangement operates in the nature of a royalty interest and does not confer any equity ownership, governance rights or control over CIC Limited. The pro forma impacts of the convertible financing and revenue participation are reflected in Note 6(a), and Note 6(jj) to the unaudited pro forma condensed combined balance sheet.

ORM Disposition and Disposal of Litigation Financing Liability

In connection with the Merger, Odyssey agreed to undertake a series of pre-closing reorganization steps to separate its non-core phosphate business from the assets to be retained by the combined company following the Merger. This process, referred to as the ORM Disposition, is to effect the disposition of Oceánica Resources México, S. de R.L. de C.V. and related entities prior to the consummation of the Merger.

ORM is an indirect subsidiary of Odyssey and holds interests in certain phosphate development assets, including a 50% equity interest in Phosagmex, S.A.P.I. de C.V. As part of the pre-closing reorganization, Odyssey agreed to contribute its indirect equity interests in ORM to a newly formed holding company, ORM HoldCo, and the equity interests in ORM Holdco will subsequently be transferred to a newly formed trust, ORM Trust, for the benefit of Odyssey’s stockholders. As a result of these transactions, Odyssey’s ORM-related assets would be separated from the combined company and are not reflected in the combined company following the Merger.

In addition, in connection with the ORM Disposition, the litigation financing arrangements related to the ORM and Phosagmex activities, including obligations associated with enforcement of an arbitral award, would be assigned to ORM HoldCo and disposed of prior to the Merger. Accordingly, the litigation financing liability would be extinguished at the Odyssey level and is not reflected in the combined company following the consummation of the Merger.

The pro forma impacts of the ORM Disposition and disposal of litigation financing liability are reflected in Note 6(f), Note 6(t), Note 6(v), Note 6(z), Note 6(bb), and Note 6(ff) to the unaudited pro forma condensed combined balance sheet.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2026

	Odyssey (Historical)	AOM (Reclassified) (Note 3)	OML (Reclassified) (Note 3)	Additional Financings	Notes	Transaction Adjustments	Notes	Elimination of ORM	Notes	Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,348,104	$26,599,009	$7,845,917	$105,400,000	6(a)	$(3,329,222)	6(r)	$—		$138,859,351
						—		(4,457)	6(f)
Accounts and other related party receivables	129,389	—	3,962,227	—		(3,560,088)	6(g)	—		422,332
						(109,196)	6(h)	—
Other current assets	436,722	9,176	751,688	—		—		—		1,197,586
Total current assets	2,914,215	26,608,185	12,559,832	105,400,000		(6,998,506)		(4,457)		140,479,269
NON-CURRENT ASSETS
Investment in unconsolidated entities	7,691,337	20,714,233	—			63,191,250	6(j)	1,161,642	6(l)	63,191,249
						(29,567,213)	6(k)
Royalty Receivable	—	9,263,941	—	—		(4,776,597)	6(i)	—		4,487,344
Promissory Note Investment	—	10,247,467	—	20,000,000	6(jj)	(5,239,689)	6(ll)	—		25,007,778
Right-of-use asset	—	240,208	3,522,140	—		1,944,920	6(m)	—		5,707,268
Option to purchase equity securities in related party	334,974	—	—	—		—		—		334,974
Bismarck exploration license	1,821,251	—	—	—		3,078,749	6(n)	—		4,900,000
Prospect Database	—	—	—	—		3,700,000	6(o)	—		3,700,000
Other intangible assets	—	1,110,696	—	—		140,662,231	6(p)	—		141,772,927
Property and equipment, net	439,009	—	7,527,679	—		3,488,022	6(q)	—		11,454,710
Other non-current assets	34,295	—	—	22,421,208	6(b)	(5,269,774)	6(kk)	—		18,485,729
						1,300,000	6(s)	—
Goodwill	—	—	—			34,408,196	6(u)	—		34,408,196

Total non-current assets	10,320,866	41,576,545	11,049,819	42,421,208		206,920,095		1,161,642		313,450,175

Total assets	$13,235,081	$68,184,730	$23,609,651	$147,821,208		$199,921,589		$1,157,185		$453,929,444

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,968,965	$2,690,530	$2,287,632	$—		$(214,456)	6(t)	$(314)	6(t)	$9,732,357
Accrued expenses	10,330,366	1,604,674	414,471	—		18,052,500	6(v)	(8,367,286)	6(v)	22,034,725
Lease liability, current portion	—	103,392	3,947,957	—		—		—		4,051,349
Convertible notes payable - related parties	—	—	—	—		—		—		—
Loans payable, current portion	9,781,952	4,001	—	—		(8,689,597)	6(x)	—		1,096,356
Total current liabilities	25,081,283	4,402,597	6,650,060	—		9,148,447		(8,367,600)		36,914,787

LONG-TERM LIABILITIES	—	—	—
Loans payable	150,000	72,727,741	5,935,586	(72,727,741)	6(w)	(5,935,586)	6(y)	—		150,000
Convertible notes payable - related parties, noncurrent	—	—	—	—		—		—		—
Lease liability, net of current portion	—	136,816	62,979	—		—		—		199,795
Warrant liabilities	795,350	—	—	—		—		—		795,350
Derivative liability	—	17,060,000	—	(17,060,000)	6(hh)	—		—		—
Litigation financing and other	66,800,274	—	—	—		—		(66,800,274)	6(z)	—
Deferred tax liability		—	—	—		26,872,377	6(aa)	—		26,872,377
Deferred contract liability	334,974	—	—	—		—		—		334,974
Other liabilities	—	3,044,858	—	—		—		—		3,044,858

Total long-term liabilities	68,080,598	92,969,415	5,998,565	(89,787,741)		20,936,791		(66,800,274)		31,397,354

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2026

	Odyssey (Historical)	AOM (Reclassified) (Note 3)	OML (Reclassified) (Note 3)	Additional Financings	Notes	Transaction Adjustments	Notes	Elimination of ORM	Notes	Pro Forma Combined
Total liabilities	$93,161,881	$97,372,012	$12,648,625	$(89,787,741)		$30,085,238		$(75,167,874)		$68,312,141

Commitments and contingencies
Member Capital – Contingently redeemable	—	—	5,000,000	—		(5,000,000)	6(cc)			—
STOCKHOLDERS’ EQUITY:
Preferred stock	—	—	—	—		—		—		—
Common stock	5,869	10,678	47,237,635	—		(47,250,490)	6(dd)	—		3,692
Additional paid-in capital	290,738,960	1,999,960	—	256,680,392	6(c)	(123,555,834)	6(ee)	—		425,863,478
(Accumulated deficit) Retained earnings	(332,486,649)	(31,197,920)	(41,276,609)	(19,071,443)	6(d)	345,642,675	6(ff)	38,141,400	6(ff)	(40,248,546)
Accumulated other comprehensive income (loss)	—	—	—	—		—		—		—

Total stockholders’ equity before non-controlling interest	(41,741,820)	(29,187,282)	5,961,026	237,608,949		174,836,351		38,141,400		385,618,624
Non-controlling interest	(38,184,980)	—	—	—		—		38,183,659	6(bb)	(1,321)
Total stockholders’ equity	(79,926,800)	(29,187,282)	5,961,026	237,608,949		174,836,351		76,325,059		385,617,303

Total liabilities and stockholders’ equity	$13,235,081	$68,184,730	$23,609,651	$147,821,208		$199,921,589		$1,157,185		$453,929,444

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Odyssey (Historical)	AOM (Reclassified) (Note 3)	OML (Reclassified) (Note 3)	Additional Financings	Notes	Transaction Adjustments	Notes	Elimination of ORM	Notes	Pro Forma Combined
REVENUE
Marine services	$81,833	$—	$504,696	$—		$(81,833)	7(b)	—		$504,696
Operating and other	18,522	—	—	—		(18,522)	7(y)	—		—

Total revenue	100,355	—	504,696	—		(100,355)		—		504,696

OPERATING EXPENSES
Marketing, general and administrative	12,843,045	10,053,361	8,197,214	—		607,660	7(c)	(32,356)	7(c)	31,708,045
						39,121	7(j)	—
Operations and research	1,356,313	—	—	—		—		—		1,356,313
Acquisition-related cost	—	—	—	—		—		—		—

Total operating expenses	14,199,358	10,053,361	8,197,214	—		646,781		(32,356)		33,064,358
LOSS FROM OPERATIONS	(14,099,003)	(10,053,361)	(7,692,518)	—		(747,136)		32,356		(32,559,662)
OTHER INCOME (EXPENSE):
Interest income	5,249	—	—	1,765,186	7(a)	(39,689)	7(d)	—		1,730,746
Interest expense	(386,821)	(3,188,285)	(964,738)	3,532,079	7(x)	170,544	7(d)	—		(837,221)
Loss on equity method investment	(699,911)	(2,349,353)	—	—		(1,570,625)	7(e)	177,529	7(e)	(4,442,360)
Gain / (Loss) from increase of ownership in unconsolidated entities	—	—	—	—		—		—		—
Change in derivative liabilities fair value	6,489,067	(11,060,000)	—	11,060,000	7(x)	—		3,513,226	7(f)	10,002,293
Gain / (Loss) on debt extinguishment	—	—	—	—		—		—		—
Gain on disposal of equipment	—	—	—	—		—		—		—
Other	(560,059)	(749,870)	55,550	—		—		568,415	7(g)	(685,964)

Total other income (loss)	4,847,525	(17,347,508)	(909,188)	16,357,265		(1,439,770)		4,259,170		5,767,494

(LOSS) / INCOME BEFORE TAXES	(9,251,478)	(27,400,869)	(8,601,706)	16,357,265		(2,186,906)		4,291,526		(26,792,168)
Income tax benefit	—	—	—	—		—		—		—

NET (LOSS) / INCOME	(9,251,478)	(27,400,869)	(8,601,706)	16,357,265		(2,186,906)		4,291,526		(26,792,168)
Net loss attributable to non-controlling interest	289,037	—	—	—				(255,381)	7(h)	33,656
Other comprehensive (loss) income	—	—	—	—		—		—		—

NET (LOSS) / INCOME attributable to Company	$(8,962,441)	$(27,400,869)	$(8,601,706)	$16,357,265		$(2,186,906)		4,036,145		$(26,758,512)

NET (LOSS) / INCOME PER SHARE
Basic	$(0.16)	$—	$—	$—		$0.10		—		$(0.73)

Diluted	$(0.16)	$—	$—	$—		$0.10		$—		$(0.73)

Weighted average number of common shares outstanding: (1)
Basic	57,648,338					(20,853,752)	7(i)			36,794,586

Diluted	57,648,338					(20,853,752)	7(i)			36,794,586

(1)

The historical financial information does not reflect the 1-for-25 Reverse Stock Split to be effected prior to the consummation of the Merger; the pro forma financial information reflects the 1-for-25 Reverse Stock Split.

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Odyssey (Historical)	AOM (Reclassified) (Note 3)	OML (Reclassified) (Note 3)	Additional Financings		Notes	Transaction Adjustments	Notes	Elimination of ORM	Notes	Pro Forma Combined
REVENUE
Marine services	$353,719	$—	$4,419,400		$—		$(91,219)	7(m)	$—		$4,681,900
Operating and other	—	—	—		—		—		—		—

Total revenue	353,719	—	4,419,400		—		(91,219)		—		4,681,900

OPERATING EXPENSES
Marketing, general and administrative	10,977,265	1,453,932	9,273,701		—		1,359,854	7(n)	(274,333)	7(n)	22,823,284
							32,865	7(j)
Operations and research	2,807,606	—	—		—		—		(153,687)	7(o)	2,653,919
Acquisition-related cost	—	—	—		—		18,081,290	7(p)	—		18,081,290

Total operating expenses	13,784,871	1,453,932	9,273,701		—		19,474,009		(428,020)		43,558,493
LOSS FROM OPERATIONS	(13,431,152)	(1,453,932)	(4,854,301)				(19,565,228)		428,020		(38,876,593)
OTHER INCOME (EXPENSE):	—	—	—		—
Interest income	119,363		—		2,783,376	7(k)	—		—		2,902,739
Interest expense	(4,936,248)	(4,201)	(1,096,520)		—		1,436,455	7(q)	—		(4,600,514)
Loss on equity method investment	(1,578,573)	—	—		—		(10,815,621)	7(r)	1,141,936	7(r)	(11,252,258)
Gain / (Loss) from increase of ownership in unconsolidated entities	—	—	—		—		26,942,184	7(s)	—		26,942,184
Change in derivative liabilities fair value	(28,213,642)	—	—		17,060,000	7(l)	—		6,336,671	7(t)	(4,816,971)
Gain / (Loss) on debt extinguishment	587,019	—	—		(36,131,443)	7(l)	—		—		(35,544,424)
Gain on disposal of equipment	164,000	—	—		—		—		—		164,000
Other	(1,181,171)	—	734,984		—		1,159,923	7(w)	1,195,450	7(u)	1,909,186

Total other income (loss)	(35,039,252)	(4,201)	(361,536)		(16,288,067)		18,722,941		8,674,057		(24,296,058)

(LOSS) / INCOME BEFORE TAXES	(48,470,404)	(1,458,133)	(5,215,837)		(16,288,067)		(842,287)		9,102,077		(63,172,651)
Income tax benefit	—	—	(4,790)		—		—		—		(4,790)

NET (LOSS) / INCOME	(48,470,404)	(1,458,133)	(5,220,627)		(16,288,067)		(842,287)		9,102,077		(63,177,441)
Net loss attributable to non-controlling interest	5,385,219	—	—		—		—		(5,318,594)	7(v)	66,625
Other comprehensive (loss) income	—	—	—		—		—		—		—

NET (LOSS) / INCOME attributable to Company	$(43,085,185)	$(1,458,133)	$(5,220,627)		$(16,288,067)		$(842,287)		$3,783,483		$(63,110,816)

NET (LOSS) / INCOME PER SHARE
Basic	$(1.10)	$—	$—	$			$0.26				$(1.75)

Diluted	$(1.10)	$—	$—	$			$0.26				$(1.75)

Weighted average number of common shares outstanding: (1)
Basic	39,254,985						(3,196,134)	7(i)			36,058,851

Diluted	39,254,985						(3,196,134)	7(i)			36,058,851

(1)

The historical financial information does not reflect the 1-for-25 Reverse Stock Split to be effected prior to the consummation of the Merger; the pro forma financial information reflects the 1-for-25 Reverse Stock Split.

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Transactions

Merger Transaction

On April 8, 2026, Odyssey entered into the Merger Agreement with Merger Sub, and AOM. Pursuant to the terms of the Merger Agreement, a combination of Odyssey and AOM will be effected through the Merger of Merger Sub with and into AOM surviving as a wholly owned subsidiary of Odyssey and Odyssey continuing as the public parent company following the Effective Time.

At the Effective Time, each share of AOM Common Stock outstanding immediately prior to the Effective Time (after giving effect to the conversion of the Bridge Financing, the issuance of shares of AOM Common Stock in the AOM PIPE Financing, and excluding certain excluded and dissenting shares of AOM Common Stock) will be converted into the right to receive 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the 1-for-25 Reverse Stock Split. Based on the relative valuations, there is no material difference between the fair value and cash value of the equity-linked instruments, including the AOM Bridge Debentures and assumed or exchanged options and warrants, and accordingly such instruments are presented at cash value in the unaudited pro forma condensed combined financial statements. After taking into account the conversion of the AOM Bridge Debentures and the issuance of shares of AOM Common Stock pursuant to the AOM PIPE Financing, immediately after the Merger, pre-Merger AOM Stockholders (including the AOM Bridge Investors, the AOM PIPE Investors, and former CIC Stockholders and OML Members) are expected to own 93.4% of the combined company, and pre-Merger Odyssey Stockholders are expected to own 6.6% of the combined company. Giving effect to the 1-for-25 Reverse Stock Split, the unaudited pro forma condensed combined financial information presents the combined results as if such 1-for-25 Reverse Stock Split had occurred immediately prior to the consummation of the Merger.

	1-for-25 Reverse Stock Split
	Shares	% Ownership
Shares held by legacy Odyssey common stockholders (1)	2,432,191	6.6%
Shares held by legacy AOM common stockholders (2)	19,227,170	52.1%
Shares held by AOM common stockholders (new issuance) (2)	256,892	0.7%
Shares held by CIC Limited common stockholders (3)	1,748,090	4.7%
Shares held by OML common stockholders (4)	3,618,460	9.8%
Shares held by Bridge Investors (5)	3,959,319	10.7%
Shares held by PIPE Investors (6)	5,678,721	15.4%

Combined Company Pro Forma Common Shares	36,920,843	100.0%

(1)

Represents Odyssey Common Stock outstanding as of June 30, 2026, consisting of 58,691,389 shares of Odyssey Common Stock and 2,113,375 shares issuable upon the exercise, settlement, or conversion of in-the-money equity instruments on a fully diluted basis, including (a) 290,750 in-the-money options, convertible into 158,825 shares of Odyssey Common Stock on a fully diluted basis, (b) 113,418 RSUs, and (c) 1,841,132 shares of Odyssey Common Stock subject to equity exchange rights issued in connection with the Mexican Corporate Transaction. The resulting share count has been adjusted to reflect the 1-for-25 Reverse Stock Split.

(2)

Represents the current outstanding shares of AOM Common Stock as of June 30, 2026, consisting of 106,777,275 shares of AOM Common Stock, multiplied by the applicable Exchange Ratio of the legacy AOM common stockholders resulting with, after giving effect to the 1-for-25 Reverse Stock Split, 19,227,170 shares of Odyssey Common Stock will be issued to the AOM Common stockholders (480,679,259 Odyssey Common Stock prior to giving effect to the 1-for-25 Reverse Stock Split). In addition, prior to the Effective Time, an additional 1,426,640 shares of AOM Common Stock are to be issued in connection with the MRW equity issuance if the shares option is elected by MRW. The MRW issuance represents shares issued under a share-based compensation service agreement pursuant to a contractual performance condition that is not probable of occurring prior to the Merger for an existing shareholder. As the grant-date fair value of the shares is immaterial, no additional expense was recorded as of Closing. At the Effective Time, MRW has the option to elect the settlement of the MRW additional shares in either shares or option. Because the shares settlement option was determined more dilutive, the total number of MRW additional shares of 1,426,640 shares of AOM Common Stock is included in the shares held by legacy AOM common stockholders. After giving effect to the 1-for-25 Reverse Stock Split, 256,892 shares of Odyssey Common Stock will be issued to the AOM Common stockholders in addition to the legacy AOM common stockholders (6,422,305 Odyssey Common Stock prior to giving effect to the 1-for-25 Reverse Stock Split).
(3)

Represents the acquisition of 39,403,671 shares of CIC Limited, representing approximately 29% of the issued and outstanding shares of CIC Limited, at a price of $1.22 per CIC Limited share, in exchange for shares of Odyssey Common Stock valued at $27.50 per share, after giving effect to the 1-for-25 Reverse Stock Split, resulting in the issuance of 1,748,090 shares of Odyssey Common Stock (43,702,253 Odyssey Common Stock prior to giving effect to the 1-for-25 Reverse Stock Split).

(4)

Represents the acquisition of 4,865,900 OML Units, representing approximately 60% of the issued and outstanding OML Units at the Effective Time, at a price of $20.45 per OML Unit, in exchange for shares of Odyssey Common Stock valued at $27.50 per share, after giving effect to the 1-for-25 Reverse Stock Split, resulting in the issuance of 3,618,460 shares of Odyssey Common Stock (90,461,505 Odyssey Common Stock prior to giving effect to the 1-for-25 Reverse Stock Split). The number of OML Units differs an immaterial amount from the number stated in Odyssey’s Quarterly Report on Form 10-Q for the period ended June 30, 2026, due to a scrivener’s error in the Form 10-Q.

(5)

Represents the conversion of the $75.6 million aggregate principal amount of AOM Bridge Debentures outstanding, multiplied by 108.0% to reflect the guaranteed minimum repayment amount, including accrued interest, payable to the holders of the AOM Bridge Debentures. The resulting amount is converted into shares at a price equal to a 25% discount to the price per share paid by the AOM PIPE Investors of $1.10 per share, after giving effect to the 1-for-25 Reverse Stock Split, resulting in the issuance of 3,959,319 shares of Odyssey Common Stock (98,982,982 shares of Odyssey Common Stock, prior to giving effect to the 1-for-25 Reverse Stock Split).

(6)

Represents the shares of AOM Common Stock to be issued to the AOM PIPE Investors, consisting of 31,536,535 shares of AOM Common Stock, multiplied by the applicable Exchange Ratio, after giving effect to the 1-for-25 Reverse Stock Split, to issue 5,678,721 shares of Odyssey Common Stock (141,968,020 Odyssey Common Stock, prior to giving effect to the 1-for-25 Reverse Stock Split).

AOM Bridge Financing

Prior to the execution of the Merger Agreement, AOM entered into the Bridge Subscription Agreements pursuant to which AOM completed a private placement of AOM Bridge Debentures for aggregate gross proceeds of approximately $75.6 million. The Bridge Financing was undertaken to fund transaction-related expenses, regulatory activities, and general corporate purposes pending completion of the Merger and the related transactions.

The AOM Bridge Debentures bear interest at a rate of 8.0% per annum, and mature two years from the applicable closing date. Interest accrues and is payable at maturity; however, accrued and unpaid interest is convertible together with principal upon the occurrence of a Liquidity Event.

Pursuant to the AOM Bridge Debenture terms, the outstanding principal and accrued interest automatically convert upon the consummation of a Liquidity Event, including the Merger, at a conversion price equal to a 25% discount to the price attributed to the shares of AOM Common Stock issued in connection with such Liquidity Event. Immediately prior to the Effective Time, all outstanding AOM Bridge Debentures will convert into shares of AOM Common Stock, causing the AOM Bridge Investors to become AOM Stockholders immediately prior to the Merger. These shares of AOM Common Stock will be exchanged for shares of Odyssey Common Stock pursuant to the Merger. As a result, no AOM Bridge Debentures will remain outstanding following the completion of the Merger, and the Bridge Financing is reflected as equity in the unaudited pro forma condensed combined financial information.

AOM PIPE Financing

Concurrently with the execution of the Merger Agreement, AOM entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.4 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related AOM PIPE Warrants to be entered into at the closing of the AOM PIPE Investment, through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants, which AOM PIPE Warrants will, pursuant to the AOM PIPE Subscription Agreement, be assumed by Odyssey and converted into Odyssey Assumed Warrants as of the Effective Time.

The PIPE Financing will close immediately prior to the Effective Time. The shares of AOM Common Stock issued in the AOM PIPE Financing will be exchanged for shares of Odyssey Common Stock pursuant to the Merger Agreement, and the AOM PIPE Investors become stockholders of the combined company following the Merger. The AOM PIPE Warrants issued in connection with the AOM PIPE Financing are assumed by Odyssey and converted into Odyssey Assumed Warrants to purchase Odyssey Common Stock on equivalent economic terms, subject to appropriate adjustments for the Exchange Ratio (including for the 1-for-25 Reverse Stock Split). For pro forma purposes, the AOM PIPE Financing is reflected as an equity issuance by AOM occurring immediately prior to the Merger.

OML Unit Purchase Agreement

Prior to the execution of the Merger Agreement, AOM entered into a unit purchase agreement with OML, in which AOM agreed to invest up to $20.0 million in OML in exchange for newly issued OML equity units. AOM also acquired the right, but not the obligation, to acquire additional OML Units sufficient to increase its ownership to at least 67% of the outstanding OML Units. The purchase price for any such additional units is to be determined based on the fair market value of OML as determined by an independent valuation firm at the applicable acquisition date.

In connection with the initial investment, certain legacy indebtedness of OML was purchased by AOM and subsequently contributed and converted into OML equity. As a result of these transactions, AOM held a significant ownership interest in OML prior to the Merger but did not obtain control of OML at that time.

OML Equity Exchange Agreement

In connection with the Merger, on April 8, 2026, OML and certain members of OML entered into an equity exchange agreement in which such OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock. The equity exchanges are expected to occur as soon as practicable after the Effective Time and are based on relative per-unit valuations of OML and per-share valuations of Odyssey Common Stock, as specified in the applicable exchange agreements.

After giving effect to the OML Unit purchases completed prior to the Merger and the equity exchanges contemplated by the OML equity exchange agreements, the combined company is expected to obtain 100% ownership interest in OML. As a result, OML is reflected as a consolidated subsidiary of the combined company in the unaudited pro forma condensed combined financial information.

Conversion of AOM Securities in the Merger

Pursuant to the Merger Agreement, each outstanding share of AOM Common Stock immediately prior to the Effective Time, including shares issued upon conversion of the AOM Bridge Debentures and shares issued in the AOM PIPE Financing, will be exchanged for shares of Odyssey Common Stock based on the Exchange Ratio.

These conversion mechanics ensured continuity of economic interests for former AOM equity holders while resulting in Odyssey becoming the sole public parent entity following the Merger. The unaudited pro forma condensed combined financial information reflects the conversion and assumption of these securities as if they occurred immediately prior to the Merger.

CIC Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, and certain of the stockholders of CIC Limited (the “CIC Stockholders”) entered into an equity exchange agreement (“CIC Equity Exchange Agreement”) pursuant to which the CIC Stockholders agreed to exchange their shares of CIC Limited Class A common stock (“CIC Shares”) for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey Common Stock equal to the number of CIC Shares such CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is $1.22, being the agreed value per CIC Share, and the denominator of which is $1.10 ($27.50 after the 1-for-25 Reverse Stock Split), being the price per share of Odyssey Common Stock paid by the AOM PIPE Investors (and reflecting a proportional adjustment to reflect the 1-for-25 Reverse Stock Split), subject to further adjustment in certain circumstances to comply with the applicable listing rules.

The aggregate number of shares of Odyssey Common Stock issuable pursuant to the CIC Limited equity exchange agreements is subject to limitations intended to comply with applicable Nasdaq listing rules, including restrictions preventing the issuance of more than 19.9% of the outstanding Odyssey Common Stock or voting power absent stockholder approval (which approval is being sought as Proposal No. 2 in this proxy statement/prospectus). These equity exchange arrangements form part of the broader staged acquisition structure for CIC Limited and do not represent an acquisition of control of CIC Limited at Closing.

As of the date of this proxy statement/prospectus, CIC Stockholders have agreed to exchange an aggregate 39,403,671 CIC Shares for 1,748,090 shares of Odyssey Common Stock, after giving effect to the 1-for-25 Reverse Stock Split.

CIC Limited Option Agreements

On April 8, 2026, in connection with the Merger Agreement, Odyssey entered into option agreements with certain CIC Limited equity holders, including CIC LLC, pursuant to which the combined company has the right, but not the obligation, to acquire additional equity interests in CIC Limited following the six-month period after completion of the Merger. The option exercise prices are based on pre-agreed CIC Limited valuations that vary depending on the achievement of specified project milestones and regulatory approvals.

The option purchase price, if exercised, may be paid in a combination of cash and shares of the combined company’s common stock, subject to minimum cash consideration requirements in certain cases. These option agreements provide the combined company with a structured framework to increase its ownership interest in CIC Limited over time while deferring full acquisition consideration until after post-Merger milestones are achieved.

CIC Note Purchase Agreements

AOM entered into separate note purchase agreements with CIC Limited and CIC LLC pursuant to which AOM provided convertible financing to CIC Limited and CIC LLC in advance of the Merger. Under these agreements, CIC Limited and CIC LLC issued convertible promissory notes to AOM with an aggregate principal amount of up to $25.0 million. The notes bear interest at a rate of 8.0% per annum, with accrued interest capitalized and payable at maturity in April 2030, subject to default interest provisions.

The convertible notes may be converted, at AOM’s election and subject to the terms of the applicable agreements, into CIC Limited equity interests at specified conversion rates tied to agreed valuation thresholds. To the extent not converted, the notes are repayable in cash at maturity. These instruments provide CIC Limited with development-stage financing while enabling AOM, and ultimately Odyssey following the Merger, to obtain incremental equity exposure to CIC Limited.

Support Agreements

In connection with the Merger Agreement, Odyssey, AOM and certain stockholders of Odyssey, including the directors and certain officers of Odyssey who hold shares of Odyssey Common Stock (the “Odyssey Support Stockholders”), entered into stockholder support agreements, each dated as of April 8, 2026 (collectively, the “Odyssey Support Agreements”), pursuant to which each Odyssey Support Stockholder agreed, among other things, to vote all of its voting shares of Odyssey in favor of the Odyssey Proposals and refrain from supporting actions that would be reasonably expected to impede or interfere with the consummation of the Merger. Certain of the support agreements include customary transfer restrictions and proxy provisions designed to ensure transaction certainty and facilitate satisfaction of stockholder approval conditions. These agreements remain in effect for the periods specified therein and terminate upon the occurrence of customary events, including completion or termination of the Merger. As of the Record Date, the Odyssey Support Stockholders collectively held approximately 28.30% of the voting power of the outstanding shares of Odyssey Common Stock.

Lock-Up Agreements

In connection with the Merger, Odyssey entered into lock-up agreements with certain holders of AOM Common Stock and certain AOM Bridge Investors pursuant to which such holders agreed, subject to customary exceptions, not to transfer shares of Odyssey Common Stock received in the Merger for specified periods following the Closing. The lock-up provisions include differing release schedules for AOM Bridge Investors and other AOM equity holders, with staged release mechanics following the initial lock-up periods. These lock-up arrangements are intended to promote post-Closing market stability and align the interests of legacy AOM investors with the long-term performance of the combined company.

ORM Disposition and Related Support Arrangements

Pursuant to the Merger Agreement, Odyssey agreed to use commercially reasonable efforts to contribute its interests in ORM to a newly formed holding company, which will be placed into a trust for the benefit of pre-Merger Odyssey Stockholders. The purpose of this structure is to preserve value and facilitate potential monetization of the ORM assets following the receipt of specified governmental approvals. In connection with this arrangement, Odyssey also agreed to use commercially reasonable efforts to enter into a support agreement pursuant to which it will provide administrative and operational support services to the ORM holding structure for a defined period following the Merger. The parties have not entered into definitive agreements related to the disposition of ORM, and there can be no assurance they will be able to do so. Completion of the ORM disposition, including securing financing sufficient to fund near-term activities, is a condition to AOM’s obligation to consummate the Merger.

Note 2. Basis of Presentation

The Merger is expected to be accounted for as a reverse merger, whereby AOM will be treated as the accounting acquirer and Odyssey will be treated as the accounting acquiree for financial reporting purposes, in accordance with U.S. GAAP. Under this method of accounting, Odyssey will be treated as the “accounting acquiree” and AOM as the “accounting acquirer” for financial reporting purposes. The determination of AOM as the accounting acquirer is primarily based on the evaluation of the following facts and circumstances:

•

the pre-combination equity holders of AOM, including AOM Bridge Investors and AOM PIPE Investors, are expected to hold a substantial majority of the voting power of the combined company immediately following the Merger,

•	AOM is expected to designate a majority of the members of the combined company’s board of directors following the Merger,

•	the executive management of AOM will comprise the executive management of the combined company following the Merger, and

•	the operations of AOM, Odyssey and OML (“Group”) will comprise the ongoing operations of the combined company following the completion of the Merger.

Accordingly, for accounting purposes, the Merger is treated as AOM issuing shares to acquire the net assets of Odyssey. The net assets of the Group will continue to be stated at historical cost, and the results of operations prior to the Merger will be those of the Group. In addition, AOM, Odyssey, OML and certain OML members entered into equity exchange agreements in which OML members agreed to exchange their OML units for shares of Odyssey. After giving effect to the OML unit purchases and the OML equity exchange agreements, the combined company is expected to hold 100% ownership interest in OML on a pro forma basis; accordingly, OML is considered an “accounting acquiree.”

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined companies upon consummation of the related transactions. The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the Merger and the related transactions as if they had occurred on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 gives effect to the Merger and the related transactions as if they had occurred on January 1, 2025. These periods are presented on the basis that AOM is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Merger and the related transactions are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited pro forma condensed combined adjustments described in the accompanying notes are preliminary in nature and are subject to revision as additional information becomes available and is evaluated. Accordingly, it is likely that the actual adjustments will differ from the pro forma adjustments, and such differences may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all material effects of the Merger and the related transactions based on information available at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated operating synergies, cost savings, revenue enhancements, or other efficiencies that may be realized as a result of the Merger. The unaudited pro forma condensed combined financial information is not necessarily indicative of the actual results of operations or financial position that would have been achieved had the Merger and related transactions occurred on the dates indicated, nor is it indicative of the future consolidated results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial information should be read in conjunction with the separate historical consolidated financial statements and the related notes of Odyssey, AOM, OML, and CIC Limited included elsewhere in this proxy statement/prospectus.

Immediately prior to the Effective Time, the outstanding AOM Bridge Debentures will convert into shares of AOM Common Stock in accordance with their terms, and the AOM PIPE Financing will be consummated. All issued and outstanding shares of AOM Common Stock immediately prior to the Effective Time will convert into and exchanged for shares of Odyssey Common Stock upon completion of the Merger in accordance with the Merger Agreement and the Exchange Ratio. As a result, the historical equity structure of AOM has been recast into the equity structure of the combined public company.

To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustment as additional information becomes available and as further analyses are conducted following the completion of the Merger. There can be no assurance that these additional analyses will not result in material changes to the estimates used.

With the exception of operations in the Cook Islands and Papua New Guinea, the unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that AOM incurred significant losses during the historical periods presented.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the combined company’s common shares outstanding using the assumption of the anticipated 1-for-25 Reverse Stock Split and assuming the Merger occurred on January 1, 2025.

Note 3. Reclassification

Unaudited Pro Forma Condensed Combined Statement of Operations:

The table below summarizes certain reclassifications made to AOM’s historical financial information to Odyssey’s financial statement presentation:

		For the Six Months Ended June 30th, 2026		For the Year Ended December 31st, 2025
Financial Statement Line Item	Ref.	AOM Historical	AOM Reclassified	AOM Historical	AOM Reclassified
General & administrative	a.	2,190,494	—	15,048	—
Professional & consulting services	a.	3,414,494	—	747,462	—
Startup & organization costs	a.	—	—	93,981	—
Legal fees	a.	3,888,710	—	356,894	—
Rent	a.	65,675	—	40,300	—
Conferences & travel	a.	493,988	—	200,247	—
Marketing, general and administrative	a.	—	10,053,361	—	1,453,932

Total		10,053,361	10,053,361	1,453,932	1,453,932

Loss on unconsolidated affiliates	b.	(2,349,353)	—	—	—
Loss on equity method investment	b.	—	(2,349,353)	—	—

Total		(2,349,353)	(2,349,353)	—	—

Gain(loss) on change in fair value of derivative liability	c.	(11,060,000)	—	—	—
Change in derivative liabilities fair value	c.	—	(11,060,000)	—	—

Total		(11,060,000)	(11,060,000)	—	—

		For the Six Months Ended June 30th, 2026		For the Year Ended December 31st, 2025
Financial Statement Line Item	Ref.	AOM Historical	AOM Reclassified	AOM Historical	AOM Reclassified
Credit loss expense	d.	(749,870)	—	—	—
Other	d.	—	(749,870)	—	—

Total		(749,870)	(749,870)	—	—

The table below summarizes certain reclassifications made to OML’s historical financial information to Odyssey’s financial statement presentation:

		For the Six Months Ended June 30th, 2026		For the Year Ended December 31st, 2025
Financial Statement Line Item	Ref.	OML Historical	OML Reclassified	OML Historical	OML Reclassified
General & administrative	e.	5,959,021	—	4,592,283	—
Payroll and benefits	e.	1,330,919	—	2,919,045	—
Repairs and maintenance	e.	128,490	—	53,577	—
Depreciation and amortization	e.	778,784	—	1,708,796	—
Marketing, general and administrative	e.	—	8,197,214	—	9,273,701

Total		8,197,214	8,197,214	9,273,701	9,273,701

Other income	f.	—	—	477,056	—
Foreign exchange gain (loss)	f.	55,550	—	257,928	—
Other	f.	—	55,550	—	734,984

Total		55,550	55,550	734,984	734,984

a.

Represents the reclassification of AOM’s historical general and administrative expenses, professional and consulting services, startup and organization costs, legal fees, primarily comprising compensation costs, advisory and consulting fees, regulatory and licensing-related professional costs, legal fees, insurance, and other corporate administrative expenses, rent, and conferences and travel, to Odyssey’s Marketing, general and administrative line item.

b.	Represents the reclassification of AOM’s historical loss on unconsolidated affiliates to Odyssey’s Loss on equity method investment line item.
c.	Represents the reclassification of AOM’s historical Gain(loss) on change in fair value of derivative liability to Odyssey’s Change in derivative liabilities fair value line item.
d.	Represents the reclassification of AOM’s historical Credit loss expense to Odyssey’s Other line item.
e.

Represents the reclassification of OML’s historical general and administrative, payroll and benefits, repairs and maintenance, and depreciation and amortization, primarily consisting of employee compensation and benefit costs, vessel and marine exploration equipment maintenance expenses, and depreciation and amortization related to marine exploration equipment, property and equipment, and right-of-use assets, to Odyssey’s Marketing, general and administrative line item.

f.

Represents the reclassification of OML’s historical other income and foreign exchange gain (loss), primarily related to excess cash proceeds received for third-party equipment repairs and gains or losses from the remeasurement of foreign currency denominated monetary assets and liabilities, to Odyssey’s Other income (expense) line item.

Unaudited Pro Forma Condensed Combined Balance Sheet:

The table below summarizes certain reclassifications made to AOM’s historical financial information to Odyssey’s financial statement presentation:

		As of June 30th, 2026
Financial Statement Line Item	Ref.	AOM Historical	AOM Reclassified
Deposits	a.	331,330	—
Cash and cash equivalents	a.	—	331,330

Total		331,330	331,330

Short-term loans from shareholders	b.	4,001	—
Loans payable, current portion	b.	—	4,001

Total		4,001	4,001

Debt, net	c.	72,727,741	—
Loans payable	c.	—	72,727,741

Total		72,727,741	72,727,741

The table below summarizes certain reclassifications made to OML’s historical financial information to Odyssey’s financial statement presentation:

		As of June 30th, 2026
Financial Statement Line Item	Ref.	OML Historical	OML Reclassified
Accounts receivable	d.	402,139	—
Other receivable – related party, current	d.	3,560,088	—
Deposits and other current assets	d.	751,688	—
Accounts and other related party receivables	d.	—	3,962,227
Other current assets	d.	—	751,688

Total		4,713,915	4,713,915

Debt liability – sale of future revenue	e.	5,935,586	—
Loans payable	e.	—	5,935,586

Total		5,935,586	5,935,586

Member Capital – Contingently redeemable	f.	5,000,000	5,000,000

Members’ equity	g.	47,237,635	—
Common stock - $0.0001 par value; 75,000,000 shares authorized; 58,691,389 and 55,771,913 issued and outstanding	g.	—	47,237,635

Total		47,237,635	47,237,635

a)	Represents the reclassification of AOM’s Deposits to Cash and cash equivalents in Odyssey’s balance sheet presentation.
b)	Represents the reclassification of AOM’s short-term loans from shareholders to Loans payable, current portion in Odyssey’s balance sheet presentation.
c)	Represents the reclassification of AOM’s Debt, net to Loans payable in Odyssey’s balance sheet presentation.
d)

Represents the reclassification of OML’s accounts receivable, other receivable – related party (current), and deposits and other current assets to Accounts and other related party receivables and Other current assets, as applicable, in Odyssey’s balance sheet presentation.

e)	Represents the reclassification of OML’s Debt liability - sale of future revenue to Loans payable in Odyssey’s balance sheet presentation.
f)	Represents the OML’s Member Capital – contingently redeemable, a new financial statement line item that was not previously presented in Odyssey’s historical financial statements.

Represents the reclassification of OML’s members’ equity to Common stock in Odyssey’s equity presentation.

Note 4. Accounting Policies

Upon consummation of the Merger, management will perform a comprehensive review of the AOM, Odyssey and OML entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of these entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 5. Preliminary Purchase Consideration Allocation

Preliminary Estimated Merger Consideration

AOM is treated as the acquiring company for accounting purposes, AOM’s assets and liabilities are reflected at their historical carrying amounts prior to the Closing, and the historical operations reflected in the unaudited pro forma condensed combined financial information are those of AOM. Odyssey and OML are treated as the acquired company for accounting purposes, and accordingly, Odyssey’s and OML’s identifiable assets and liabilities are measured and recognized at their estimated fair values as of the acquisition date and combined with the assets, liabilities, and results of operations of AOM following the Closing. The transaction is accounted for as a reverse acquisition, and the consideration transferred is measured as the fair value of the equity interests that AOM is deemed to receive from Odyssey stockholders in order to achieve the same ownership interest in the combined company. The estimated purchase consideration for Odyssey was determined using the quoted market price of Odyssey Common Stock, prior to filing, and the number of shares of Odyssey Common Stock held by the pre-Merger Odyssey Stockholders. The estimated purchase consideration for OML was determined using the quoted market price of Odyssey Common Stock, prior to filing, and the number of OML stockholders to achieve the same ownership ratio of the combined company, and the cash to be paid for the issuance of additional OML Units pursuant to the OML Unit Purchase Agreement. The purchase price is variable based on the price per share of Odyssey Common Stock at the Effective Time. For purposes of the unaudited pro forma condensed combined financial information, the transaction is assumed to have occurred on June 30, 2026. Based on these assumptions, the estimated preliminary fair values of the identifiable assets acquired and liabilities assumed (and related tax impacts) and the resulting goodwill are presented below:

The consideration for the Merger is summarized below, assuming the Merger occurred on June 30, 2026:

Amount
Post-Merger shares of the combined company common stock issued to AOM stockholders in connection with the merger at an exchange ratio resulting in AOM stockholders collectively owning approximately 93.4% of the combined company common stock, on a fully diluted basis, prior to giving effect to the 1-for-25 Reverse Stock Split	862,216,325

Amount
Post-Merger shares of the combined company common stock held by the pre-Merger Odyssey stockholders, upon the Effective Time, collectively owning approximately 6.6% of the combined company common stock, on a fully diluted basis, prior to giving effect to the 1-for-25 Reverse Stock Split [A]	60,804,764
Total Post-Merger Combined Company Common Stocks	923,021,089
Quoted market price of Odyssey Common Stock immediately prior to filing [B]	0.80

Fair Value of Equity Consideration Transferred [C] = [A x B] (1)	$48,643,811

Funding Provided Under the AOM Senior Notes (non-cash consideration) (2)	$11,200,000

Total Purchase Consideration for OMEX Merger	$59,843,811

Total Purchase Consideration for OML Acquisition (3)	$84,869,205
Total Purchase Consideration for Equity Method Investment (4)	40,232,010
Total Purchase Consideration for OMEX Merger	59,843,811

Aggregate Purchase Consideration	$184,945,026

(1)

Represents the equity consideration transferred for Odyssey in the reverse merger, calculated as the quoted market price of Odyssey Common Stock, prior to filing, of $0.80 per share multiplied by the 60,804,764 Odyssey Common Stock held by former Odyssey shareholders immediately prior to the Merger, prior to giving effect to the 1-for-25 Reverse Stock Split.

(2)

Represents approximately $11.2 million expected to be funded under the AOM Senior Notes financing arrangement through consummation of the Merger. AOM committed to provide up to $10.0 million of financing to Odyssey through its purchase of senior secured notes issued by Odyssey, which was later increased on September 8, 2026. As described in the “The Background of the Merger,” the AOM Senior Notes were negotiated together with other principal transaction terms, including the relative ownership interests to be held by the AOM and Odyssey stakeholder groups in the post-Merger combined company. Accordingly, the estimated funded amount has been included in the preliminary purchase consideration for the Merger. Following consummation of the Merger, the related note receivable and note payable are eliminated in consolidation and are not reflected separately in the unaudited pro forma condensed combined financial information.

(3)

Represents the total purchase consideration for 100% of OML equity which includes: (i) the issuance of 611,247 OML Units for a total cash consideration paid by AOM of $12.5 million under the OML Unit Purchase Agreement, and (ii) the exchange of 4,865,900 OML Units for 3,618,460 shares of Odyssey Common Stock, after to giving effect to the 1-for-25 Reverse Stock Split (90,461,505 prior to giving effect to the 1-for-25 Reverse Stock Split), issued under the OML equity exchange agreement, measured using the quoted market price of Odyssey Common Stock, prior to filing, of $0.80 per share, resulting in an implied fair value of $72.4 million.

(4)

Represents the total purchase consideration for the equity method investment in CIC Limited which includes (i) the exchange of 39,403,671 CIC Limited shares for 1,748,090 shares of Odyssey Common Stock, after giving effect to the 1-for-25 Reverse Stock Split (43,702,253 Odyssey shares, prior to giving effect to the 1-for-25 Reverse Stock Split), issued under the CIC Equity Exchange Agreement, measured using the quoted market price of Odyssey Common Stock, prior to filing, of $0.80 per share, resulting in an implied fair value of $35.0 million, and (ii) the $5.3 million fair value of shares issued through the exercise of CIC warrants acquired from CIC shareholders in connection with the AOM PIPE Investment. This amount excludes Odyssey’s prior investment of 18,819,049 CIC Limited shares resulting with an implied fair value of $22.9 million for its investment in CIC Limited, which is presented as part of Odyssey’s acquired assets.

Preliminary Purchase Price Allocation

The table below represents an initial allocation of the preliminary consideration to the Company’s tangible and intangible assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of June 30, 2026:

		OML Historical Cost	OML Fair Value	OMEX Historical Cost	OMEX Fair Value	Total Fair Value
Assets acquired:
Cash and cash equivalents	(1)	7,845,917	7,845,917	2,348,104	2,343,647	10,189,564
Accounts and other related party receivables	(2)	3,962,227	402,139	129,389	20,193	422,332
Other current assets	(3)	751,688	751,688	436,722	436,722	1,188,410
Investment in unconsolidated entities	(4)	—	—	7,691,337	29,894,184	29,894,184
Right-of-use asset	(5)	3,522,140	5,467,060	—	—	5,467,060
Option to purchase equity securities in related party	(6)	—	—	334,974	334,974	334,974
Bismarck exploration license	(7)	—	—	1,821,251	4,900,000	4,900,000
Other intangible assets	(8)	—	140,662,231	—	—	140,662,231
Prospect Database	(9)	—	—	—	3,700,000	3,700,000
Property and equipment, net	(10)	7,527,679	11,015,701	439,009	439,009	11,454,710
Other non-current assets	(11)	—	—	34,295	34,295	34,295

Total assets		23,609,651	166,144,736	13,235,081	42,103,024	208,247,760
Liabilities assumed:
Accounts payable	(12)	(2,287,632)	(2,073,176)	(4,968,965)	(4,968,651)	(7,041,827)
Accrued expenses	(13)	(414,471)	(414,471)	(10,330,366)	(3,963,080)	(4,377,551)
Lease liability, current portion	(14)	(3,947,957)	(3,947,957)	—	—	(3,947,957)
Loans payable, current portion	(15)	—	—	(9,781,952)	(6,332,977)	(6,332,977)
Loans payable	(15)	(5,935,586)	(5,935,586)	(150,000)	(150,000)	(6,085,586)
Lease liability, net of current portion	(14)	(62,979)	(62,979)	—	—	(62,979)
Warrant liabilities	(16)	—	—	(795,350)	(795,350)	(795,350)
Derivative liability		—	—	—	—	—
Litigation financing and other	(17)	—	—	(66,800,274)	—	—
Deferred tax liability	(18)	—	(26,772,246)	—	(100,131)	(26,872,377)
Deferred contract liability	(6)	—	—	(334,974)	(334,974)	(334,974)

Total liabilities		(12,648,625)	(39,206,415)	(93,161,881)	(16,645,163)	(55,851,578)

Proforma net assets acquired			126,938,321		25,457,861	152,396,182
Estimated purchase consideration	(19)		84,869,205		59,843,811	144,713,016
Fair value of OML interest previously held by AOM			47,656,418		—	47,656,418
Fair value of OML interest previously held by Odyssey			6,934,944		—	6,934,944

Total acquisition date fair value	(20)		139,460,567		59,843,811	199,304,378
Other reconciling Pro-forma adjustments:
Cash consideration transferred by AOM to OML as part of the purchase consideration			12,500,000			12,500,000

Goodwill			22,246		34,385,950	34,408,196

(1)

The fair value of OML cash and cash equivalents is its historical carrying value due to the short-term nature and liquidity of such balances. The fair value of cash and cash equivalents for Odyssey is net of $4,457 related to the ORM disposition and therefore is not received as part of the transaction.

(2)

The fair value of OML and Odyssey retained accounts and other related party receivables approximate historical carrying value as the receivables are expected to be collected at their recorded amounts. Refer to Footnote 6(g) and Footnote 6(h) for the adjustments to accounts and other related party receivables that are not being acquired as part of the transaction.

(3)	The fair value of other current assets was determined to approximate historical carrying value as of the acquisition date due to the short-term nature of the underlying assets and settlement periods.
(4)

The fair value of investments in unconsolidated entities differs from historical carrying value due to transaction-related adjustments, including (i) the increase in the fair value of Odyssey’s prior investment in OML in the amount of $2.9 million on Odyssey’s standalone purchase price allocation, (ii) the increase in the fair value of Odyssey’s prior investment in CIC Limited in the amount of $18.1 million, and (iii) the increase in unconsolidated entities resulting from ORM Disposition in the amount of $1.1 million. These adjustments reflect the estimated fair value of OMEX’s retained interests in unconsolidated entities immediately prior to the transaction.

(5)	Refer to Footnote 6(m) for the fair value of right-of-use asset.
(6)

The fair value of the option to purchase equity securities in a related party and the corresponding deferred contract liability approximates historical carrying value. Both balances originate from the CIC Master Services Agreement and were initially recorded based on a third-party valuation of the option. As services were performed, the option asset and corresponding deferred contract liability were reduced by equal amounts. Management determined that the carrying amounts approximate fair value as of the acquisition date, as the balances reflect the residual value of the rights and obligations remaining under the arrangement.

(7)	Refer to Footnote 6(n) for the fair value of the Bismarck exploration license.
(8)	Refer to Footnote 6(p) for the fair value of other intangible assets.
(9)	Refer to Footnote 6(o) for the fair value of Prospect Database.
(10)	Refer to Footnote 6(q) for the fair value of property and equipment, net.
(11)	The fair value of other non-current assets consists of the historical carrying value of Odyssey’s other non-current assets, as the carrying amounts are considered to approximate fair value.
(12)

The fair value of accounts payable approximates historical carrying value because the obligations are short-term in nature and are expected to be settled within normal operating cycles. Refer to Footnote 6(t) for the adjustments to accounts payable that are not being acquired as part of the transaction.

(13)

The fair value of accrued expenses approximates historical carrying value due to the short-term nature of the underlying obligations. Refer to Footnote 6(v) for adjustments to the fair value of Odyssey’s accrued expenses related to the elimination of fees associated with the ORM Disposition and the recognition of accrued transaction costs.

(14)

The fair value of the lease liabilities approximates their carrying value and, therefore, no fair value adjustment was recorded. The lease liabilities were assumed based on the underlying contractual lease terms, and management determined that the carrying amount represents a reasonable estimate of fair value.

(15)

The fair value of OML retained loans payable approximates historical carrying value. The fair value of Odyssey’s loans payable excludes $3.4 million of current borrowings attributable to intercompany balances between Odyssey and OML that were not acquired as part of the transaction.

(16)	The fair value of the warrant liabilities approximates their historical carrying value as no significant changes in the underlying assumptions or market conditions occurred.
(17)

Refer to Footnote 6(z) for the pro forma adjustment related to litigation financing and other obligations recognized in connection with the transaction. This amount was not acquired as part of the acquired net assets.

(18)	Refer to Footnote 6(aa) for the pro forma adjustment related to the deferred tax liability arising from purchase accounting adjustments associated with the acquired assets and liabilities.
(19)	Estimated purchase consideration excludes the total consideration for the equity method investment in CIC Limited.

(20)

Total acquisition date fair value for the acquisition of 100% of OML interest includes: (i) total consideration transferred in an amount of $84.9 million, and (ii) Odyssey’s prior investment in OML of 339,117 units and AOM prior investment in OML of 2,330,387 units, resulting in an implied fair value of $6.9 million and $47.7 million for their investment, respectively.

The preliminary estimate of goodwill arises from the excess of the estimated purchase consideration over the fair value of assets acquired and liabilities assumed. The factors that make up goodwill include:

•	Assembled workforce is not considered to be separately identifiable under ASC Topic 805 and, as such, is considered to be part of goodwill.

•	Odyssey’s decades of offshore operational experience, deep-ocean technology capabilities, and ability to identify future deep sea mining projects.

•	Diversification access to two exploration stage projects which have potential upside beyond each of CIC Limited’s and OML’s contemplated harvesting plans.

No goodwill arising from the transaction is expected to be deductible for tax purposes.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical unaudited financial statements of Odyssey, AOM, OML, and CIC Limited included elsewhere in this proxy statement/prospectus.

Explanations of the adjustments to the pro forma balance sheet are as follows:

Adjustments related to the Additional Financing

•

6(a) Represents (i) net cash received of $125.4 million from the AOM PIPE Financing, which consists of gross PIPE subscription commitments of $156.4 million, net of $8.6 million equity issuance costs, and $22.4 million settled through a non-cash offset against the subscription amounts owed by the sellers under the AOM PIPE Subscription Agreement rather than by cash payments from AOM to the sellers for the purchase price, net of (ii) $20.0 million from the investment in CIC Limited.

•

6(b) Represents adjustments to reflect investments in CIC Limited financial instruments in connection with the AOM PIPE Financing, including $22.4 million related to MHCI Purchase Agreements with the Selling Parties, settled through a non-cash offset of total subscription amounts owed by the Selling Parties.

•

6(c) Represents (i) $108.9 million related to the AOM Bridge Financing, determined based on the principal and accrued interest of the AOM Bridge Debentures immediately prior to conversion, adjusted for the contractual 25% discount and converted into shares of AOM Common Stock in accordance with the terms of the AOM Bridge Financing, and (ii) the aggregate gross proceeds of $147.8 million related to the AOM PIPE Investment, whereby AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors to purchase shares of AOM Common Stock and accompanying warrants, reflecting the aggregate subscription proceeds received from the AOM PIPE Investors in connection with the issuance of AOM Common Stock pursuant to the AOM PIPE Subscription Agreements, and net of equity issuance costs.

•

6(d) Represents $19.1 million related to the AOM Bridge Financing upon the Merger, including (i) $36.1 million related to the AOM Bridge Debentures, in the gross proceeds of $75.6 million, which bear an interest at a rate of 8.0% per annum and automatically convert upon the consummation of a Liquidity Event, including the Merger, at a conversion price equal to a 25% discount to the price attributed to the shares issued in such Liquidity Event. In addition, the AOM Bridge Debentures include a make-whole provision requiring payment of interest through the first anniversary of issuance if converted prior to that date.

Immediately prior to conversion, the AOM Bridge Debentures had an aggregate principal balance of approximately $75.6 million and accrued interest of approximately $2.4 million. After giving effect to unamortized debt discount and debt issuance costs of approximately $5.3 million, the carrying amount of the debt host was approximately $72.7 million.

The fair value of the equity issued upon conversion was approximately $108.9 million and was determined based on the estimated number of shares issuable upon conversion of the AOM Bridge Debentures and the $1.10 per share Odyssey equity value established in connection with the PIPE financing and utilized in the transaction accounting adjustments. This includes the total principal amount, the make-whole provision and the 25% discount provided to the holder of the AOM Bridge Debentures. As a result, a loss on extinguishment of approximately $36.1 million was recognized, representing the excess of the fair value of the equity issued over the carrying amount of the AOM Bridge Debentures immediately prior to conversion;

and (ii) the embedded conversion feature associated with the AOM Bridge Debentures which was accounted for separately as a derivative liability and had a fair value of approximately $17.1 million immediately prior to conversion. Post-Merger the fair value of the embedded conversion feature is $0, resulting with changes in the fair value of the embedded conversion feature in the amount of $17.1 million.

•

6(w) Represents $72.7 million of AOM Bridge Debentures at net amortized cost excluding the AOM Bridge Financing embedded conversion feature eliminated upon conversion into AOM Common Stock immediately prior to the transaction and additional amounts payable to investors upon conversion in accordance with the AOM Bridge Debenture terms based on the accrued contractual interest and any make-whole-provision amounts.

•	6(hh) Represents $17.1 million elimination of the AOM Bridge Financing embedded conversion feature.

•

6(jj) Represents $20.0 million convertible promissory note purchased by AOM from CIC Limited under the CIC Limited Note Purchase Agreement. On June 23, 2026 AOM funded $5.0 million under the CIC LLC Note Purchase Agreement. As a result, AOM’s historical balance sheet as of June 30, 2026 already reflects the $5.0 million funded amount related to the CIC LLC Note.

Transaction Accounting Adjustments

•	6(f) Represents $4,457 elimination of cash and cash equivalents as a result of the ORM Disposition.

•	6(g) Represents $3.6 million elimination of intercompany note between Odyssey and OML.

•	6(h) Represents $109,196 elimination of intercompany related party receivables between Odyssey and OML.

•	6(i) Represents $4.8 million elimination of royalty receivable arising from the OML RPA, measured based on the cash consideration paid.

•

6(j) The $63.2 million adjustment consists of (i) $5.3 million attributable to the fair value of CIC Limited Class A common stock acquired upon exercise of the warrants at Closing. The amount reflects a portion of the total subscription price allocated to these freestanding equity instruments based on a relative fair value allocation, with the remaining proceeds of $17.2 million attributed to the related convertible notes, (ii) $35.0 million related to the fair value of 43.7 million shares of Odyssey Common Stock issued to CIC Limited. shareholders through the CIC Limited Equity Exchange Agreement. The fair value was determined by applying the quoted market price of Odyssey Common Stock, prior to filing, of $0.80 per share to the 43.7 million Odyssey Common Stock issuable, and (iii) $22.9 million related to the implied fair value of Odyssey’s prior investment in CIC Limited.

•

6(k) Represents $29.6 million adjustment to investment in unconsolidated entities outstanding pre-Merger of (i) $24.8 million elimination of Odyssey’s and AOM’s historical investment in OML, and (ii) $4.8 million elimination of Odyssey’s historical investment in CIC Limited.

•	6(l) Represents $1.2 million elimination of Odyssey’s historical investment in Phosagmex, representing the carrying amount of the investment that is being spun off in connection with the transaction.

•

6(m) Represents an adjustment to the initial measurement right-of-use asset of the operating lease of $0.3 million, to match the fair value of the lease liability at the Closing, in addition to $1.7 million of recognition of favorable leasehold asset. The right-of-use asset is amortized over its estimated useful life of 2.25 years, based on the remaining contractual term for the remotely operated vehicle (‘ROV’) lease. The fair value of the leasehold interest was derived by comparing the fair value of a comparable ROV asset as of the valuation date to the present value of the remaining lease payments plus the purchase option. Based on this analysis, it was determined the acquired finance lease is a favorable contract as of the valuation date. The valuation technique used to value the ROV asset as of the valuation date is the cost approach whereas the technique used to calculate the present value of the lease payments is the discounted cash flow method of the income approach. The significant inputs include the discount rate, the ROV’s replacement cost, and estimated economic useful life.

June 30, 2026
Elimination of OML’s historical net book value of right-of-use assets	(3,522,140)
Preliminary remeasurement of acquired operating lease assets	5,467,060

Net pro forma transaction accounting adjustment to operating lease ROU assets, net	$1,944,920

•

6(n) Represents $3.1 million adjustment to record the preliminary fair value of the Bismarck exploration license with an indefinite life. The fair value is based upon the cost approach, which reflects the very early-stage nature of the project. The significant inputs for fair value are the historical costs incurred, a developer’s profit and the opportunity cost/entrepreneurial incentive. An indefinite useful life was used based on the historical success of renewing the license every two years since 2006, and the fact that Management believes there are no legal, regulatory, or contractual provisions that would limit the useful life of the asset.

•

6(o) Represents $3.7 million adjustment to record the preliminary fair value of Odyssey’s Prospect Database with a 10-year useful life. The fair value of the Prospect Database was based upon the cost approach. The approach reflects that the database is for internal use and does not generate income. The significant inputs for fair value are the historical costs incurred, a developer’s profit and the opportunity cost/entrepreneurial incentive. The useful life of ten years considered the historical development timeframe and the near to medium-term to potential to exploit the database to identify new exploration targets as demand for sea floor mining investment progresses.

•

6(p) Represents $140.7 million adjustment to record the preliminary fair value of other intangible assets with an indefinite life. The intangible assets comprise an exploration license owned by Moana Minerals Limited (‘Moana Minerals’), a wholly owned subsidiary of OML and is a deepwater critical metals exploration and development company incorporated in the Cook Islands. An indefinite useful life was applied because the license allows for successive renewals and Management believes there are no legal, regulatory, or contractual provisions that would limit the useful life of the asset.

The Company utilized a discounted cash flow analysis under the income approach to estimate the fair value of the Moana Minerals exploration license. Under the applied approach, the value of the Moana Mineral exploration license is estimated with reference to the operating value of the project. The operating value of the project is estimated using the projected cash flows attributable to mineral resources discounted at an appropriate discount rate to reflect the inherent risks of achieving the projected cash flows, less the fair value of any assets which contribute to the operating value of the mine. The significant inputs for fair value are estimated recoverable resources, long-term commodity pricing, projected production profile and development timing, development capital expenditures, annual operating costs, and a risk-adjusted discount rate.

The approach reflects that any premium to the fair value of the non-mineral tangible and intangible assets would be attributable to the Moana Minerals exploration license. This conclusion was based on the early-stage nature of the project and the fact that the discounted cash flow analysis only reflects the expected cash flows from the currently identified mineral resources over the life of the project. The project does not have an operating history, a producing mine, established customer relationships, or other business synergies that would typically give rise to goodwill.

•	6(q) Represents the preliminary fair value and resulting adjustment to property and equipment, net. The preliminary amounts assigned to net property and estimated average useful lives are as follows:

	Preliminary Fair Value	Estimated Useful Life (in years)
Vessel(1)	$7,012,546	10
Exploration Equipment(2)	3,777,679	10
Computer and Office Equipment(3)	154,771	5
Furniture and Fixtures(2)	26,043	5
Leasehold Improvements(2)	41,523	5
Vehicles(3)	3,139	5

Total fair value of OML net property	$11,015,701

Less: Historical net property	7,527,679

Total pro forma adjustment	$3,488,022

(1)

The fair value for the vessel was based on a 50% weighting of the direct method of the cost approach and a 50% weighting of the market approach. In the application of the direct method of the cost approach, replacement costs were sourced on a dollar per deadweight tonnage basis from Riveria Maritime Media. In the application of the market approach, market listing comparables were sourced from Horizon Shipbrokers, Overstock Boats, and Maritime Sales. Upgrades, retrofitting, and recommissioning costs post-acquisition of the subject vessel were captured as a part of the trending method of the cost approach based on capitalizations in the provided fixed asset listing.

(2)

The fair value for marine equipment, furniture, and leasehold improvements was based on the trending method of the cost approach, which relied on the cost basis and in-service dates presented within the provided fixed asset listings.

(3)	The fair value for computer hardware, office equipment, and vehicles was based on the percent of cost method of the market approach given these assets have an active, secondary marketplace.

•

6(r) Represents $1.3 million paid to obtain D&O insurance obtained as part of the transaction, $432 paid to exercise the CIC limited warrants, and $2.0 million paid for one time transaction costs related to the transaction.

•	6(s) Represents $1.3 million of D&O insurance obtained as part of the transaction.

•	6(t) Represents $214,456 elimination of intercompany related party payables between Odyssey and OML, and represents $314 elimination of accounts payable as a result of the ORM Disposition.

•

6(u) Represents preliminary goodwill recognized in connection with the transaction. Goodwill represents the total preliminary estimated merger consideration in excess of the fair value of underlying net assets.

•

6(v) Represents $8.4 million elimination in connection with the Exploration license fees as a result of the ORM Disposition, representing the historical carrying amount of the exploration license fees, and $18.1 million related to accrued transaction costs.

•	6(x) Represents $3.4 million elimination of current portion of loan payable between Odyssey and OML, and $5.2 million elimination of Odyssey’s balance related to its AOM Senior Notes.

•	6(y) Represents $5.9 million elimination of long-term loan payable recorded by OML arising from the OML RPA, measured based on the cash consideration received.

•

6(z) Represents $66.8 million elimination of the litigation financing-liability, representing the historical carrying amount of the liability, which was transferred in connection with the ORM Disposition prior to the Merger and therefore was not assumed by the combined company.

•

6(aa) Represents $26.8 million and $100,131 adjustment to record the remeasurement of OML’s and Odyssey’s deferred tax liability in Cook Islands and Papua New Guinea, respectively. This tax effect reflects the removal of a historical valuation allowance and deferred tax effects at the statutory rate in these jurisdictions. Operations in all other jurisdictions continue to have a full valuation allowance.

•

6(bb) Represents $38.2 million elimination of historical Odyssey ORM non-controlling interest, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

•	6(cc) Represents the $5.0 million elimination of the Member Capital - Contingently redeemable balance as a result of acquiring OML.

•	6(dd) The pro forma adjustments to common stock noted above include:

June 30, 2026
To record the following adjustments to common stock:
Elimination of Odyssey and OML historical common stock	$(47,243,504)
Elimination of AOM’s common stock	(10,678)
Record common stock par value post 1-for-25 Reverse Stock Split	3,692

Total adjustment to common stock	$(47,250,490)

•	6(ee) The pro forma adjustments to additional paid-in capital noted above include:

June 30, 2026
To record the following adjustments to additional paid-in capital
Elimination of Odyssey’s historical additional paid-in capital	$(290,738,960)
Elimination of historical AOM par value and adjustment of par value post 1-for-25 Reverse Stock Split	6,986
3,618,460 shares of Odyssey Common Stock issued under the OML equity exchange agreement after giving effect to the 1-for-25 Reverse Stock Split (1)	72,369,205
Consideration paid to Odyssey’s former stockholders in return for 93.4% ownership in Odyssey (2)	59,843,811
1,748,090 shares of Odyssey Common Stock issued under the CIC equity exchange agreement after giving effect to the 1-for-25 Reverse Stock Split (3)	34,961,803
Non-controlling interest related to the investment in Bismarck	1,321

Total adjustment to additional paid-in capital	$(123,555,834)

(1)

Represents the fair value of Odyssey Common Stock issued under the OML Equity Exchange Agreement, calculated as 90,461,505 shares of Odyssey Common Stock prior to giving effect to the 1-for-25 Reverse Stock Split (3,618,460 after giving effect to the 1-for-25 Reverse Stock Split) multiplied by the quoted market price of Odyssey Common Stock, prior to the filing, of $0.80 per share.

(2)

Represents the consideration deemed transferred to the pre-Merger Odyssey Stockholders in the reverse merger transaction. The amount was calculated based on the quoted market price of Odyssey Common Stock, prior to filing, of $0.80 per share multiplied by the 60,804,764 shares of Odyssey Common Stock prior to giving effect to the 1-for-25 Reverse Stock Split (2,432,191 after giving effect to the 1-for-25 Reverse Stock Split) held by former Odyssey shareholders immediately prior to the Merger and $11.2 million of funding provided under the AOM Senior Notes. Accordingly, the resulting adjustment to additional paid-in capital is $59.8 million.

(3)

Represents the fair value of Odyssey Common Stock issued under the CIC Equity Exchange Agreement, calculated as 43,702,253 shares of Odyssey Common Stock prior to giving effect to the 1-for-25 Reverse Stock Split (1,748,090 after to giving effect to the 1-for-25 Reverse Stock Split) multiplied by the quoted market price of Odyssey Common Stock, prior to the filing, of $0.80 per share.

•	6(ff) The pro forma adjustments and ORM Disposition to accumulated deficit above include:

June 30, 2026
To record adjustments to accumulated deficit
Elimination of Odyssey’s historical accumulated deficit	$332,486,649
Elimination of OML’s historical accumulated deficit	41,276,609
Record one-time AOM’s nonrecurring transaction expenses not yet reflected in historical financial statements	(18,081,290)
Record gain related to the remeasurement of AOM investment in OML (see also FN 7(s))	26,942,184
Record gain related to settlement of intercompany balances (1) (2) (see also FN 7(w))	1,159,923

Total adjustment to accumulated deficit (3)	$383,784,075

(1)

Represents the gain recognized upon the elimination of the Royalty Participation Agreement between OML and AOM. The $1.2 million adjustment reflects the difference between AOM’s royalty receivable balance of $4.7 million and OML’s corresponding debt obligation balance of $5.9 million.

(2)

Represents the gain recognized upon the elimination of the Senior Note Payable between Odyssey and AOM. The $933 adjustment reflects the difference between AOM’s Promissory Note Investment of $5.2 million and Odyssey’s Loans Payable balance of $5.2 million.

(3)	The total adjustment to accumulated deficit includes $345.6 million related to Transaction Adjustments, and $38.1 million related to the ORM Disposition.

•

6(kk) Represents the $5.3 million adjustment to record the fair value of the CIC Warrants in connection with the AOM PIPE Financing as part of the CIC Limited financial instruments acquired, initially recognized as an other asset. Upon exercise of the CIC Warrants at Closing, the other asset is derecognized, with the corresponding CIC Limited Class A Voting Shares acquired upon exercise reflected in Footnote 6(j). Accordingly, this adjustment does not result in a residual balance in the unaudited pro forma condensed combined balance sheet.

•	6(ll) Represents the $5.2 million intercompany elimination of the Promissory Note Investment arising from the AOM Senior Notes between AOM and Odyssey.

Note 7. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical unaudited financial statements of Odyssey, AOM, OML, and CIC Limited included elsewhere in this proxy statement/prospectus.

Explanations of the adjustments to the pro forma statement of operations are as follows:

Adjustments Related to the Additional Financing

•

7(a) Represents $1.8 million in interest income from (a) the CIC Limited convertible promissory notes and (b) the acquired MHCI convertible notes. Interest income attributable to the CIC Limited convertible promissory notes represents the effective interest rate of approximately 8% per annum applied to the carrying value of the note, which increases over time due to accrued paid-in-kind interest. Interest income attributable to the MHCI convertible notes consists of interest from multiple underlying notes that accrue interest at their respective contractual stated rates, ranging from 6% to 18% per annum.

•

7(k) Represents $2.8 million in interest income from (a) $1.6 million related to the CIC Limited convertible promissory notes and (b) $1.2 million related to the acquired MHCI convertible notes. Interest income attributable to the CIC Limited convertible promissory notes represents the effective interest rate of approximately 8% per annum applied to the carrying value of the note, which increases over time due to accrued paid-in-kind interest. Interest income attributable to the MHCI convertible notes consists of interest from multiple underlying notes that accrue interest at their respective contractual stated rates, ranging from 6% to 18% per annum.

•

7(l) Represents $36.1 million one-time, nonrecurring loss on extinguishment from the AOM Bridge Financing upon conversion. This loss on extinguishment represents the difference between (a) the fair value of the equity transferred to the debenture holders of $108.9 million and (b) the total of (i) the principal amount of $75.6 million, plus the accrued interest payable of $2.4 million, less (ii) the unamortized debt discount and debt issuance costs of $5.3 million. In addition, the embedded conversion feature associated with the AOM Bridge Debentures was accounted for separately as a derivative liability and had a fair value of approximately $17.1 million immediately prior to conversion is settled as part of the Merger. Changes in the fair value of the embedded conversion feature, in the same amount, were recognized separately.

•

7(x) Represents $3.5 million elimination of interest expense and $11.1 million elimination of the change in the fair value of the embedded derivative conversion feature due to the conversion of the AOM Bridge Financing at the Merger.

Transaction Accounting Adjustments

•	7(b) Represents $81,833 elimination of intercompany revenue between Odyssey and OML.

•

7(c) Represents $185,000 adjustment to record amortization expense of the Prospect Database with a 10-year useful life, $432,206 adjustment to record amortization expense of the right-of-use asset, inclusive of the favorable leasehold asset and the incremental adjustment recorded to match the right-of-use asset to the lease liability at Closing, over its 2.25-year useful life, $81,833 elimination of intercompany expenses between Odyssey and OML, $108,333 adjustment to record amortization of the D&O insurance over a 6 year coverage period, $36,046 elimination of intercompany lease expense recorded by OML and $32,356 elimination of marketing, general and administrative expenses incurred by ORM, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

•

7(d) Represents $129,700 elimination of intercompany interest expense between Odyssey and OML, and $40,844 elimination of interest expense recorded by Odyssey and $39,689 elimination of interest income recorded by AOM in relation to the AOM Senior Notes.

•

7(e) Represents the $4.4 million loss from the CIC Limited equity method investment, calculated as the Company’s 45.8% pro rata share of CIC Limited’s $9.7 million net loss for the period presented, net of the $522,382 and $2,349,353 for the elimination of Odyssey’s and AOM’s historical equity method losses from OML, respectively, and $177,529 for the elimination of historical equity method losses attributable to Phosagmex, which was an equity method investment previously held by Odyssey.

•

7(f) Represents $3.5 million elimination of the change in derivative liabilities fair value associated with the Phosagmex litigation financing liability, which is transferred and no longer held by the combined company as a result of the ORM Disposition.

•

7(g) Represents $568,415 elimination of other expenses incurred by ORM, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

•

7(h) Represents $255,381 elimination of net loss attributable to ORM’s non-controlling interest, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

•

7(i) Assumes a 1-for-25 Reverse Stock Split immediately prior to the Merger, which has been applied retroactively to Odyssey’s historical weighted average shares outstanding and is reflected as an adjustment to weighted average shares outstanding in the pro forma financial information.

•	7(j) Represents the incremental depreciation expense related to the fair value step-up in property and equipment, net acquired.

	Preliminary Fair Value	Estimated Useful Life (in years)	Pro Forma Depreciation Expense Six Months Ended June 30, 2026	Pro Forma Depreciation Expense Year Ended December 31, 2025
Vessel	$7,012,546	10	350,627	701,256
Exploration equipment	3,777,679	10	188,884	377,768
Computer and Office Equipment	154,771	5	15,477	30,954
Furniture and Fixtures	26,043	5	2,604	5,206
Leasehold Improvements	41,523	5	4,152	8,305
Vehicles	3,139	5	314	628

Total	$11,015,701		$562,058	$1,124,120
Less: Historical depreciation expense			522,937	1,091,255

Total pro forma adjustment for depreciation			$39,121	$32,865

•	7(m) Represents $91,219 elimination of intercompany revenue between Odyssey and OML.

•

7(n) Represents $370,000 adjustment to record amortization expense of the Prospect Database with a 10-year useful life, $864,406 adjustment to record amortization expense of the right-of-use asset, inclusive of the favorable leasehold asset and the incremental adjustment recorded to match the right-of-use asset to the lease liability at Closing, over its 2.25-year useful life, $91,219 elimination of intercompany expenses between Odyssey and OML, $216,667 adjustment to record amortization of the D&O insurance over a 6 year coverage period, and $274,333 elimination of marketing, general and administrative expenses incurred by ORM, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

•	7(o) Represents $153,687 elimination of operations and research expenses incurred by ORM.

•

7(p) Represents $18.1 million adjustment to record one-time transaction costs directly attributable to the Merger for the twelve months ended December 31, 2025, comprising $3.7 million of incurred but not recognized costs as of the historical balance sheet date and $14.4 million of expected future costs.

•

7(q) Represents $928,494 elimination of interest expense on the Transocean term loan which was assumed by AOM in March 2026, and subsequently converted into equity units in OML, and $507,961 elimination of intercompany interest expense between Odyssey and OML.

•

7(r) Represents the $11.3 million loss from the CIC Limited equity method investment, calculated as the Company’s 45.8% pro rata share of CIC Limited’s $24.6 million net loss for the period presented, net of the $436,637 for the elimination of historical equity method losses from OML, and $1.1 million for the elimination of historical equity method losses attributable to Phosagmex, which was an equity method investment previously held by Odyssey.

•

7(s) Represents a $26.9 million one-time nonrecurring gain on remeasurement of the OML investment. The transaction was based on an observed fair value of $20.45 per share. AOM held 2,330,387 shares, resulting in an implied fair value of $47.7 million for its investment. This reflects a step-up of $26.9 million relative to AOM’s cost basis of $20.7 million.

•

7(t) Represents $6.3 million elimination of the change in derivative liabilities fair value associated with the Phosagmex litigation financing liability, which is transferred and no longer held by the combined company as a result of the ORM Disposition.

•

7(u) Represents $1.2 million elimination of other expenses incurred by ORM, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

•

7(v) Represents $5.3 million elimination of net loss attributable to ORM’s non-controlling interest, which are to be removed as part of the ORM Disposition and no longer reflective of the ongoing operations of the combined company.

•

7(w) Represents a one-time, nonrecurring gain consisting of $1.2 million from the elimination of the Royalty Participation Agreement between OML and AOM and $933 from the elimination of the Senior Note Payable between Odyssey and AOM upon consummation of the Merger.

•	7(y) Represents $18,522 elimination of intercompany operating lease revenue between Odyssey and OML.

Note 8. Elimination of ORM

In connection with the proposed Merger, the Company intends to dispose of its interest in ORM and related operations prior to Closing. The pro forma adjustments reflect the removal of assets, liabilities, and expenses directly attributable to ORM based on the historical accounting records of the applicable legal entities. The Company further notes that the contemplated disposition is considered probable and is a condition to the Merger; however, certain disposition-specific agreements and related terms continue to be finalized, which does not impact the methodology described above. The ORM Disposition remains subject to certain conditions and may not be completed.

Note 9. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2025. As the Merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger have been outstanding for the entirety of all periods presented.

For the periods presented, the pro forma weighted average shares outstanding – basic and diluted have been calculated as follows, giving effect to shares issued or issuable in connection with the Merger and the 1-for-25 Reverse Stock Split:

For the Year Ended December 31, 2025:

	Underlying shares (pre-exchange)	Exchange Ratio (to Odyssey Common Stock)	Odyssey Common Stock issued or issuable (pre 1-for-25 Reverse Stock Split)	Odyssey Common Stock issued or issuable (post 1-for-25 Reverse Stock Split)
Odyssey historical weighted average shares outstanding – basic and diluted	39,254,985	—	39,254,985	1,570,199
Shares issued or issuable in connection with the Merger:
AOM shares held by legacy AOM common stockholders converted to Odyssey Common Stock at Closing	106,777,275	4.50	480,679,259	19,227,170
AOM shares held by AOM common stockholders (new issuance) converted to Odyssey Common Stock at Closing	1,426,640	4.50	6,422,305	256,892
CIC Limited shares held by CIC common stockholders converted to Odyssey Common Stock at Closing under the CIC equity exchange agreement	39,403,671	1.11	43,702,253	1,748,090
Shares held by OML common stockholders	4,865,900	18.59	90,461,505	3,618,460
Odyssey Common Stock issued to the Bridge investors at Closing	98,982,982	—	98,982,982	3,959,319
Odyssey Common Stock issued to the PIPE investors at Closing	141,968,020	—	141,968,020	5,678,721

Total weighted average shares outstanding – basic and diluted			901,471,309	36,058,851

For the Six Months Ended June 30, 2026:

	Underlying shares (pre-exchange)	Exchange Ratio (to Odyssey Common Stock)	Odyssey Common Stock issued or issuable (pre 1-for-25 Reverse Stock Split)	Odyssey Common Stock issued or issuable (post 1-for-25 Reverse Stock Split)
Odyssey historical weighted average shares outstanding – basic and diluted	57,648,338	—	57,648,338	2,305,934
Shares issued or issuable in connection with the Merger:
AOM shares held by legacy AOM common stockholders converted to Odyssey Common Stock at Closing	106,777,275	4.50	480,679,259	19,227,170
AOM shares held by AOM common stockholders (new issuance) converted to Odyssey Common Stock at Closing	1,426,640	4.50	6,422,305	256,892
CIC Limited shares held by CIC common stockholders converted to Odyssey Common Stock at Closing under the CIC equity exchange agreement	39,403,671	1.11	43,702,253	1,748,090
Shares held by OML common stockholders	4,865,900	18.59	90,461,505	3,618,460
Odyssey Common Stock issued to the Bridge investors at Closing	98,982,982	—	98,982,982	3,959,319
Odyssey Common Stock issued to the PIPE investors at Closing	141,968,020	—	141,968,020	5,678,721

Total weighted average shares outstanding – basic and diluted			919,864,662	36,794,586

The unaudited pro forma condensed combined financial information has been prepared to present the Merger Shares for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	(Post a 1-for-25 Reverse Stock Split)
	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Numerator:
Pro forma net loss attributable to Company	$(26,758,512)	(63,110,816)
Denominator:
Weighted average shares outstanding – basic and diluted	36,794,586	36,058,851
Net loss per share:

Pro forma net loss per share – basic and diluted	$(0.73)	(1.75)

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including, among others, the matters addressed in “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the Odyssey Proposals described in this proxy statement/prospectus. In addition, you should read and consider the risks associated with each of the businesses of Odyssey, AOM, CIC Limited, and OML because these risks will relate to the combined company following the completion of the Merger. Descriptions of some of these risks can be found in Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as such risks may be updated or supplemented in Odyssey’s subsequently filed reports under the Exchange Act, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information.”

Risks Related to the Merger

The Exchange Ratio will not be adjusted in the event of any change in Odyssey’s stock price.

The Exchange Ratio is fixed and will not be adjusted as a result of fluctuations in the market trading price of Odyssey Common Stock. However, the Exchange Ratio is subject to proportionate adjustment in the event of any stock split, reverse stock split, stock dividend, reclassification or similar change in the outstanding shares of Odyssey Common Stock occurring between the date of the Merger Agreement and the completion of the Merger. Upon completion of the Merger, the outstanding shares of AOM Common Stock (other than treasury shares currently held by AOM and AOM Dissenting Shares) will be converted into the right to receive an aggregate of approximately 52.8% of shares of Odyssey Common Stock. Therefore, the value of the Merger Shares will depend upon the market price of the Odyssey Common Stock at the Closing.

The market price of the Odyssey Common Stock has fluctuated in the past and also since the date of the announcement of the Merger Agreement and may continue to fluctuate from the date of this proxy statement/prospectus to the date of the Odyssey Special Meeting, the Closing, and thereafter. The market value of the Merger Shares to be issued at the Closing will not be known at the time of the Odyssey Special Meeting. Therefore, current and historical market prices of Odyssey Common Stock may not reflect the value that AOM Stockholders will receive in the Merger, and the current stock price quotations for Odyssey Common Stock may not provide meaningful information to Odyssey Stockholders in determining whether to approve the Odyssey Proposals or to Current AOM Stockholders in determining whether to approve the Merger Agreement and the transactions contemplated thereby. Odyssey Common Stock is traded on The Nasdaq Capital Market under the symbol “OMEX.”

Changes in the market price of Odyssey Common Stock may result from a variety of factors that are beyond the control of Odyssey or AOM, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. You are urged to obtain up-to-date prices for Odyssey Common Stock.

Failure to complete the Merger could adversely affect the stock price and the future business and financial results of Odyssey.

The parties’ respective obligations to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement. There can be no assurance that the conditions to completion of the Merger will be satisfied or waived or that the Merger will be completed. If the Merger is not consummated for any reason, the ongoing businesses of Odyssey, AOM, CIC Limited, and OML may be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, Odyssey and AOM would be subject to a number of risks, including the following:

•	Odyssey and AOM may experience negative reactions from the financial markets, including adverse effects on the trading price of Odyssey Common Stock, which could affect Odyssey’s ability to secure sufficient financing in the future on attractive terms (or at all) as a standalone company, and from their respective customers, vendors, regulators and employees;

•	Odyssey may be required to pay AOM a termination fee of $2.2 million if Odyssey fails to consummate the Merger under specified circumstances;

•	Odyssey and AOM will be required to pay certain expenses incurred in connection with the Merger, whether or not the Merger is completed;

•

the Merger Agreement places certain restrictions on the operation of each of Odyssey’s and AOM’s respective businesses prior to the Closing, and such restrictions, the waiver of which is subject to the consent of the other parties, may prevent Odyssey or AOM, as applicable, from making certain acquisitions, taking certain other specified actions, or otherwise pursuing business opportunities during the pendency of the Merger that Odyssey or AOM would have made, taken, or pursued if these restrictions were not in place; and

•

matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Odyssey and AOM management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Odyssey or AOM as an independent company.

In addition, each of Odyssey and AOM could be subject to litigation related to any failure to complete the Merger or related to any proceeding to specifically enforce Odyssey’s and AOM’s obligations under the Merger Agreement. If any of these risks materialize, they may materially and adversely affect Odyssey’s and AOM’s business, financial condition, financial results, and stock prices. For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Odyssey Termination Payment.”

The parties may not realize the anticipated benefits and cost savings of the Merger.

Although Odyssey and AOM will continue to operate independently until the completion of the Merger, the success of the Merger will depend, in part, on Odyssey’s and AOM’s ability to realize the anticipated benefits and cost savings from combining Odyssey’s and AOM’s businesses. The parties’ ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

•	the parties’ ability to successfully combine their respective businesses;

•	the risk that the combined businesses will not perform as expected;

•

the extent to which the parties will be able to realize the expected synergies, which include realizing potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and creating value resulting from the combination of Odyssey’s and AOM’s businesses;

•	the possibility that the aggregate consideration being paid for AOM is greater than the value Odyssey will derive from the Merger;

•	the reduction of cash available for operations and other uses;

•	the assumption of known and unknown liabilities of AOM; and

•	the possibility of costly litigation challenging the Merger.

If Odyssey and AOM are not able to successfully integrate their businesses within the anticipated time frame, or at all, the anticipated cost savings, synergies operational efficiencies and other benefits of the Merger may not be realized fully or may take longer to realize than expected, and the combined company may not perform as expected.

Integrating Odyssey’s and AOM’s businesses may be more difficult, time-consuming, or costly than expected.

Odyssey and AOM have operated and, until completion of the Merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s or both companies’ ongoing businesses or unexpected integration issues, such as higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Odyssey and AOM to realize the anticipated benefits of the Merger so the combined business performs as expected include, among others:

•	combining the companies’ separate operational, financial, reporting, and corporate functions;

•	integrating the companies’ technologies and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in corporate cultures and management philosophies;

•	maintaining employee morale and retaining key management and other employees;

•	attracting and recruiting prospective employees;

•	consolidating the companies’ corporate, administrative, and information technology infrastructure;

•	managing the movement of certain businesses and positions to different locations;

•	coordinating geographically dispersed organizations; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and, consequently, the business of the combined company.

Odyssey and AOM will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and others may have an adverse effect on Odyssey or AOM and consequently on the combined company after the Closing. These uncertainties may impair Odyssey’s and AOM’s ability to retain and motivate key personnel and could cause and others that deal with Odyssey and AOM, as applicable, to defer or decline entering into contracts with Odyssey or AOM, as applicable, or making other decisions concerning Odyssey or AOM, as applicable, or seek to change existing business relationships with Odyssey or AOM, as applicable. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the Merger, Odyssey’s and AOM’s businesses could be harmed. Furthermore, the Merger Agreement places certain restrictions on the operation of Odyssey’s and AOM’s businesses prior to the Closing, which may delay or prevent Odyssey and AOM from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger. Please see the section entitled “The Merger Agreement—Covenants of the Parties” for a description of the restrictive covenants applicable to Odyssey and AOM.

Third parties may terminate or alter existing contracts or relationships with Odyssey or AOM.

Each of Odyssey and AOM may have contracts with vendors and other business partners that may require Odyssey or AOM, as applicable, to obtain consents from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Odyssey and/or AOM currently have relationships may have the ability to terminate, reduce the scope of, or otherwise materially adversely alter their relationships with either party in anticipation of the Merger, or with the combined company following the Merger. The pursuit of such rights may result in Odyssey and AOM incurring liabilities in connection with a breach of such agreements or losing rights that are material to their businesses. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement under other specified circumstances, in which case the Merger would not be completed.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed.

These conditions include, among others: (a) the absence of certain legal impediments, (b) effectiveness of the registration statement on Form S-4 relating to the Merger, (c) obtaining the Odyssey Stockholder Approval, (d) the approval of the Merger Agreement and the Merger by Current AOM Stockholders and (e) the approval of the listing of the Merger Shares on Nasdaq. In addition, each party’s obligation to complete the Merger is subject to the accuracy of the other parties’ representations and warranties in the Merger Agreement, and the other parties’ compliance, in all material respects, with their respective covenants and agreements in the Merger Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, and the effects of such conditions not being satisfied or waived, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” There are also certain related transactions with their respective conditions that must be satisfied or waived in connection with completion of the Merger, including consummation of the AOM PIPE Investment, conversion of the AOM Bridge Debentures, consummation of certain CIC and OML agreements and the Non-Core Asset Transactions. For additional information regarding the related transactions and respective conditions that must be satisfied or waived prior to completion of the Merger, and the effects of such conditions not being satisfied or waived, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger—Related Transactions and Conditions to the Merger.”

The conditions to the Closing may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not consummated by December 8, 2026 (subject to extension by either Odyssey or AOM of 30 days if the extending party determines in good faith that the remaining closing conditions are capable of being satisfied), any party may choose not to proceed with the Merger. Moreover, the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after receipt of the Odyssey Stockholder Approval and the approval of the Merger Agreement and the Merger by Current AOM Stockholders, and each party may elect to terminate the Merger Agreement in certain other circumstances, as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement.” If the Merger Agreement is terminated, Odyssey or AOM, as applicable, may incur substantial fees and expenses in connection with termination of such Agreement, and neither of them will realize the anticipated benefits of the Merger. For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Odyssey Termination Payment.”

Odyssey or AOM may waive one or more of the closing conditions to the Merger without re-soliciting stockholder approval.

Each of Odyssey and AOM has the right to waive certain of the closing conditions to the Merger. Any such waiver may not require re-solicitation of stockholders, in which case stockholders of Odyssey and stockholders of AOM will not have the chance to change their votes as a result of any such waiver, and Odyssey and AOM will have the ability to complete the Merger without seeking further stockholder approval. Any determination whether to waive any condition to the Merger, whether stockholder approval would be re-solicited as a result of any such waiver, or whether this proxy statement/prospectus would be amended as a result of any waiver will be made Odyssey or AOM, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time, and any such waiver could have an adverse effect on the combined company.

Both Odyssey’s stockholders and AOM’s stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Following completion of the Merger, current Odyssey Stockholders and Current AOM Stockholders will own 6.6% and 52.8%, respectively, of the combined company. Consequently, Odyssey Stockholders, as a group, and Current AOM Stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their current ownership and voting power in Odyssey and AOM, respectively. In particular, upon consummation of the Merger, Odyssey Stockholders, as a group, will have less than a majority of the ownership and voting power of Odyssey. In addition, Current AOM Stockholders, as a group, and Odyssey Stockholders, as a group, will be able to exercise less collective influence over the management and policies of Odyssey than they currently exercise over the management and policies of their respective companies.

The Merger Agreement limits Odyssey’s and AOM’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that make it more difficult for Odyssey and AOM to enter into alternative transactions. The Merger Agreement contains certain provisions that restrict Odyssey’s and AOM’s ability to solicit or facilitate proposals from third parties with respect to transactions involving the financing or sale of Odyssey or AOM, as applicable, or provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a third-party acquisition proposal. Further, there are only limited exceptions to Odyssey’s agreement that its board of directors will not change its recommendation in favor of the Odyssey Proposals. However, at any time prior to the receipt of the Odyssey Stockholder Approval, in response to an unsolicited superior proposal made by a third party, the Odyssey Board may make an adverse recommendation change, and terminate the Merger Agreement to enter into an alternative acquisition agreement, if it concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties. Please see the section entitled “The Merger Agreement—Non-Solicitation.”

In addition, contemporaneously with the execution of the Merger Agreement, Key AOM Stockholders who, in the aggregate, beneficially own a majority of AOM’s outstanding common stock entered into a support agreement pursuant to which each such stockholder agreed to vote all of its shares of AOM Common Stock in favor of, and to support the consummation of, the Merger and the other transactions contemplated by the Merger Agreement. As a result, the Requisite AOM Approval is expected to be obtained by written consent in lieu of a meeting promptly following the effectiveness of this Registration Statement, without the need for a separate AOM Stockholder meeting. Please see the section entitled “Certain Agreements Related to the Merger—AOM Support Agreement.”

As described above, Odyssey may be required to pay a termination fee of $2.2 million to AOM if the Merger is not consummated under specified circumstances. Please see the section entitled “The Merger Agreement—Odyssey Termination Payment,” including as described above, for a description of the circumstances under which such a termination fee is payable. Upon obtaining the Odyssey Stockholder Approval, Odyssey’s right to terminate the Merger Agreement in response to a superior proposal will cease.

Although Odyssey believes these provisions are reasonable and customary and that the Merger Agreement preserves Odyssey’s ability, in certain circumstances described below, to respond to unsolicited superior proposals, these provisions might discourage a third party that may be interested in acquiring all or a significant part of Odyssey from considering or proposing such an acquisition, even if such third party were prepared to offer consideration with a higher per-share value than the currently proposed Merger consideration or to enter into an agreement on terms more favorable to Odyssey Stockholders. In addition, Key AOM Stockholders who, in the aggregate, beneficially own a majority of AOM Common Stock have entered into a support agreement obligating them to vote in favor of the Merger. Because the Requisite AOM Approval is expected to be obtained by written consent in lieu of a meeting promptly following the effectiveness of this Registration Statement, the likelihood that Current AOM Stockholders could consider, pursue or approve an alternative transaction is significantly reduced.

The Financial Projections considered by Odyssey and Moelis may not be realized, which may adversely affect the market price of Odyssey Common Stock following the completion of the Merger.

Odyssey and, at Odyssey’s direction in connection with its opinion related to the Merger, Moelis, relied on, among other things, certain information, including the Financial Projections. Please see the section entitled “The Merger—Summary of Certain Unaudited Financial Information.” The Financial Projections were prepared by, or at the direction of, the respective managements the companies identified therein. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. generally accepted accounting principles (“GAAP”) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Odyssey. There can be no assurance that such companies’ respective financial condition, cash flows, or results of operations will be consistent with those set forth in such projections and forecasts, which could have an effect on the market price of Odyssey Common Stock or the financial condition of the combined company following the Merger.

Executive officers and directors of Odyssey and AOM may have interests in the Merger that are different from, or in addition to, the rights of their respective stockholders.

Executive officers of Odyssey, at the direction of the Special Transaction Committee, and AOM negotiated the terms of the Merger Agreement and the Special Transaction Committee, the Odyssey Board and the AOM board of directors each approved the Merger Agreement and the Merger. Following the unanimous recommendation of the Special Transaction Committee, the Odyssey Board recommends that Odyssey Stockholders vote in favor of the Odyssey Proposals at the Odyssey Special Meeting. These executive officers and directors may have interests in the Merger that are different from, or in addition to, the Odyssey Stockholders or AOM Stockholders. These interests include the continued employment of certain executive officers of AOM as executive officers of Odyssey following the Merger, the continued service of certain directors of Odyssey and AOM as directors of Odyssey following the Merger, the indemnification of Odyssey and AOM executive officers and directors by Odyssey. In addition, Mark B. Justh will become the Chief Executive Officer of the combined company immediately following the consummation of the Merger. Mr. Justh has served as Odyssey’s lead outside director since June 2015 and as chairman of the audit committee of the Odyssey Board since June 2023. Mr. Justh previously made an investment in CIC Limited’s parent company, as a result of which he indirectly owns approximately 9.2% of CIC Limited. Mr. Justh also owns approximately 6.8% of the issued and outstanding shares of AOM Common Stock, and has been the Chief Executive Officer of AOM effective as of October 2025. Odyssey Stockholders should be aware of these interests when they consider the Odyssey Board’s recommendation that Odyssey Stockholders vote in favor of the Odyssey Proposals. For a description of the interests of Odyssey’s executive officers and directors in the Merger, please see the section entitled “The Merger—Interests of Odyssey’s Directors and Officers in the Merger.” For a description of the interests of AOM’s executive officers and directors in the Merger, please see the section entitled “The Merger—Interests of AOM’s Directors and Officers in the Merger.”

Odyssey, AOM and, subsequently, the combined company may have difficulty attracting, motivating, and retaining executives and other key employees in light of the proposed Merger.

The combined company’s success after the Merger will depend in part on its ability to retain key executives and other employees. Uncertainty about the effect of the Merger on Odyssey’s and AOM’s employees may have an adverse effect on each company separately and consequently, and the combined business. This uncertainty may impair the combined company’s ability to attract, retain, and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Merger, as Odyssey’s and AOM’s employees may experience uncertainty about their future roles in the combined business. Additionally, AOM’s officers and employees hold AOM Common Stock, and, if the Merger is completed, these officers and employees will be entitled to the Odyssey Common Stock in respect of such shares.

Furthermore, if any of Odyssey or AOM’s key employees depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security, or a desire not to become employees of the combined business, Odyssey or AOM, as applicable, may have to incur significant costs in retaining such individuals or in identifying, hiring, and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the Merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Odyssey or AOM has been able to attract or retain employees in the past.

Odyssey and AOM will incur significant transaction and Merger-related transition costs in connection with the Merger.

Odyssey and AOM expect that they will incur significant, non-recurring costs in connection with consummating the Merger and integrating the operations of the two companies post-Closing. Odyssey and/or AOM may incur additional costs to retain key employees. Odyssey and/or AOM will also incur significant fees and expenses relating to financing arrangements and legal services (including any costs that would be incurred in defending against any potential class action lawsuits and derivative lawsuits in connection with the Merger if any such proceedings are brought), accounting, and other fees and costs associated with consummating the Merger. Some of these costs are payable regardless of whether the Merger is completed. In addition, Odyssey may be required to pay a termination fee of $2.2 million if the Merger Agreement is terminated under specified circumstances described in this proxy statement/prospectus. Though Odyssey and AOM continue to assess the magnitude of these costs, additional unanticipated costs may be incurred in the Merger and the integration of the businesses of Odyssey and AOM.

The unaudited pro forma financial information included in this proxy statement/prospectus is preliminary, and the combined company’s actual financial position or results of operations after the Merger may differ materially.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon estimates, to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed, based on their estimated acquisition-date fair values. The purchase price allocation reflected in this document is preliminary, and a final determination of the fair value of assets acquired and liabilities assumed will be based on the actual net tangible and intangible assets and liabilities of Odyssey, CIC Limited, and OML that existed as of the date of the completion of the Merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma information reflected in this proxy statement/prospectus. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The opinion of the Special Transaction Committee’s Financial Advisor will not be updated to reflect changes in circumstances between the signing of the Merger Agreement on April 8, 2026, and the completion of the Merger.

Odyssey has not obtained an updated opinion from Moelis as of the date of this proxy statement/prospectus, and Odyssey does not anticipate asking Moelis to update its opinion. Changes in the operations and prospects of Odyssey, general market and economic conditions, and other factors that may be beyond the control of Odyssey, and on which Moelis’s opinion was based in part, may significantly alter the prices of the shares of Odyssey Common Stock by the Closing Date. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Moelis will not be updating its opinion, which was issued in connection with the signing of the Merger Agreement on April 8, 2026, the opinion will not address the fairness of the Exchange Ratio, from a financial point of view, to Odyssey at the date of the Closing. The Odyssey Board’s recommendation that Odyssey Stockholders vote “FOR” the Odyssey Proposals, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that Odyssey received from Moelis, please see the section entitled “The Merger—Opinion of the Financial Advisor to the Special Transaction Committee.”

Odyssey and AOM may be the target of securities class action and stockholder lawsuits that could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and stockholder lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative effect on Odyssey’s or AOM’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect Odyssey’s or AOM’s stockholders or, if the Merger is completed but delayed, the combined company’s business, financial position, and results of operations. As of the date of this proxy statement/prospectus, one such lawsuit has been filed in connection with the Merger and the parties cannot predict whether any additional lawsuits will be filed.

The lack of a public market for AOM Common Stock makes it difficult to determine the fair market value of the AOM Common Stock, and AOM Stockholders may receive consideration in the Merger that is less than the fair market value of the AOM Common Stock and/or Odyssey may pay more than the fair market value of the AOM Common Stock.

AOM is privately held, and its capital stock is not traded in any public market. The lack of a public market makes it extremely difficult to determine AOM’s fair market value. Because the percentage of Odyssey’s equity to be issued to AOM Stockholders was determined based on negotiations between the parties, it is possible that the value of the Odyssey Common Stock to be received by AOM Stockholders will be less than the fair market value of AOM, or Odyssey may pay more than the aggregate fair market value for AOM.

Risks Relating to the Combined Company After Completion of the Merger

The combined company will be subject to the risks that each of Odyssey and AOM faces.

Following completion of the Merger, the combined company will be subject to numerous risks and uncertainties, including the risks faced by each of AOM and Odyssey, which (in the case of risks faced by Odyssey) are described in the documents that Odyssey has filed with the SEC, including Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on July 1, 2026, and Amendment No. 2 to Annual Report on Form 10-K/A filed with the SEC on August 5, 2026, Odyssey’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2026, Odyssey’s Amendment No. 1 to Quarterly Report on Form 10-Q/A filed with the SEC on May 13, 2026, and Odyssey’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2026, in each case as updated by subsequent filings after the date of this proxy statement/prospectus with the SEC by Odyssey, and in the sections of this proxy statement/prospectus entitled “Risk Factors—Risks Related to AOM.” If any such risks actually occur, the business, financial condition, results of operations, or cash flows of the combined company could be materially adversely affected.

The market price for shares of Odyssey Common Stock may decline as a result of the Merger.

The market value of Odyssey Common Stock at the time of consummation of the Merger may vary significantly from the price of Odyssey Common Stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, and the date of the Odyssey Special Meeting. Following consummation of the Merger, the market price of Odyssey Common Stock may decline if, among other things, the costs related to the Merger are greater than expected, or if the financing related to the Merger is on unfavorable terms. The market price also may decline if Odyssey does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Merger on Odyssey’s financial position, results of operations, or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of Odyssey Common Stock by Odyssey’s stockholders after the completion of the Merger may cause the market price of Odyssey Common Stock to decrease. Based upon the number of shares of Odyssey Common Stock outstanding as of [    ], 2026, the latest practicable date before the date of this proxy statement/prospectus, approximately 37 million shares of Odyssey Common Stock, after giving effect to the Reverse Stock Split, are expected to be issued and outstanding upon consummation of the transactions contemplated by the Merger Agreement, including the issuance of the Exchange Shares following the Closing (but excluding the amount of any shares of Odyssey Common Stock issued pursuant to the terms of the CIC Limited Option Agreement or the CIC LLC Option Agreement). Many AOM Stockholders may decide not to hold the shares of Odyssey Common Stock that they receive in the Merger. Other AOM Stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Odyssey Common Stock that they receive in the Merger. Such sales of Odyssey Common Stock could have the effect of depressing the market price for Odyssey Common Stock and may take place promptly following the Closing. Any of these events may make it more difficult for Odyssey to sell equity or equity-related securities, dilute your ownership interest in Odyssey, and have an adverse effect on the price of Odyssey Common Stock.

Odyssey does not expect to declare any cash dividends in the foreseeable future.

After the completion of the Merger, Odyssey does not anticipate declaring any cash dividends to holders of Odyssey Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Provisions of Nevada law or the current Odyssey Charter could delay or prevent an acquisition of Odyssey, even if the acquisition would be beneficial to its stockholders, and could make it more difficult for stockholders to change Odyssey’s management.

The current Odyssey Charter contains provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. Odyssey is also subject to anti-takeover provisions under Nevada law, which could delay or prevent a change of control. In the event the Merger is not approved and the current Odyssey Charter remains in effect, these provisions together may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: limitations on the ability to engage in any “combination” with an “interested stockholder” (each, as defined in the NRS) for two years from the date the person first becomes an “interested stockholder”; being subject to Sections 78.378 to 78.3793 of the NRS and allowing an “acquiring person” to obtain voting rights in “control shares” without stockholder approval; the ability of the Odyssey Board to issue shares of currently undesignated and unissued preferred stock without prior stockholder approval; limitations on the ability of stockholders to call annual meetings; and the ability of the

Odyssey Board to amend the Odyssey Bylaws without stockholder approval. For more information, please see the section entitled “Description of Odyssey’s Securities.”

If the Jury Trial Waiver Proposal is approved, internal actions tried in Nevada state courts will be decided by a judge rather than a jury, which may discourage claims against Odyssey and its directors and officers or lead to results less favorable to stockholders, and the enforceability of this provision is uncertain.

If the Jury Trial Waiver Proposal is approved and the Merger is completed, the A&R Odyssey Articles will require that any “internal action” (as defined in NRS 78.046) tried in a Nevada state court be tried before a judge and not a jury. Internal actions include derivative actions, claims for breach of fiduciary duty by directors, officers or controlling stockholders, and claims arising under Nevada corporate law, the A&R Odyssey Articles or the Odyssey Bylaws. This provision may discourage lawsuits against Odyssey and its directors and officers, may reduce the value of these claims in settlement, and may lead to outcomes that are less favorable to plaintiffs than a jury trial might produce. The Nevada statute that permits this provision became effective in 2025 and has not yet been interpreted by the courts, so it is uncertain whether a court would enforce it. If a court found the provision unenforceable, Odyssey could incur additional costs to resolve the matter. Odyssey does not believe the provision applies to claims under the federal securities laws, and stockholders will not be deemed to have waived Odyssey’s compliance with the federal securities laws and the rules and regulations under those laws. For more information, see the section entitled “Proposal No. 3C—The Jury Trial Waiver Proposal.”

Following the Merger, the combined company may be unable to integrate successfully the businesses of Odyssey and AOM and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of Odyssey and AOM in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies, and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays, or regulatory conditions associated with the Merger.

In addition, Odyssey and AOM have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures, and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company fails to attract and retain management and other key personnel, it may be unable to implement its business plan.

The combined company’s ability to compete in the subsea minerals industry depends on its ability to attract and retain highly qualified managerial, scientific, and other personnel. The combined company will be highly dependent upon its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting, and other expenses as a public company that AOM did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The combined company’s management team will consist of the executive officers of AOM prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules, and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

The combined company intends to take advantage of exemptions available to smaller reporting companies, which could make its securities less attractive to certain investors.

Odyssey and AOM expect the combined company will qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, immediately following the Merger. As a smaller reporting company, the combined company will be permitted to take advantage of certain exemptions from disclosure requirements that are otherwise applicable to public companies that do not qualify for such status, including reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements. The combined company intends to take advantage of these and other available exemptions for so long as it remains eligible to do so. If some investors find the combined company’s securities less attractive as a result of its reliance on these exemptions, there may be a less active trading market for the combined company’s common stock, and the market price of such stock may be more volatile.

Once the combined company no longer qualifies as a smaller reporting company, it will be subject to additional requirements affecting public companies that will increase its costs and the demands on management.

The combined company will remain a smaller reporting company for so long as either (a) the market value of its public float is less than $250 million as of the last business day of its most recently completed second fiscal quarter, or (b) its annual revenues are less than $100 million during the most recently completed fiscal year and its public float is less than $700 million as of the last business day of its most recently completed second fiscal quarter. Once the combined company ceases to meet these thresholds, it will no longer qualify as a smaller reporting company and will be required to comply with additional disclosure requirements. Compliance with these requirements will cause the combined company to incur significant additional legal, accounting, and other expenses and will place additional demands on management’s time and resources. If the combined company is not able to comply with these requirements in a timely manner or at all, its financial condition or the market price of its common stock may be adversely affected.

After completion of the Merger, the combined company’s executive officers, directors, and principal stockholders may have the ability to control or significantly influence certain matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, it is anticipated that the combined company’s executive officers, directors, and 5.0% stockholders will, in the aggregate, beneficially own approximately 19.7% of the combined company’s outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they may be able to control or significantly influence certain matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation, or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption. Any of the foregoing could harm the combined company’s business, and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely affect its business.

Commercial Viability, Development Stage, and Asset Concentration Risks

AOM, CIC Limited, and OML have no history of revenue from mineral project operations, no producing properties, and no established mineral reserves, and their businesses are subject to the heightened risks of early-stage seafloor mineral ventures.

AOM, CIC Limited, and OML have no history of revenue from mineral project operations, no producing properties, and no established mineral reserves. None of AOM, CIC Limited, or OML has paid dividends, and each is unlikely to pay dividends in the near future. Because no mineral reserves have been established for any of the license areas held or controlled by AOM, CIC Limited, or OML, and because no seafloor polymetallic nodule deposit has ever been commercially mined, all proposed programs of exploration, development, and collection are exploratory in nature and subject to significant uncertainty. AOM, CIC Limited, and OML do not expect to generate significant operating cash flow until required permits, licenses, and contractual arrangements are obtained and commercial production begins, if ever.

As a result, the businesses of AOM, CIC Limited, and OML are speculative and subject to the heightened risks associated with early-stage seafloor mineral exploration and development ventures, and investors should expect continued operating losses for the foreseeable future.

Mineral resource estimates for AOM’s, CIC Limited’s, and OML’s license areas are inherently uncertain, no mineral reserves have been established, and there can be no assurance that any license area will support commercial production.

Calculations of mineral resources from the license areas described in this Registration Statement are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from recovery and sampling analysis, which might prove to be materially inaccurate. No mineral reserves have been established for any of the license areas held or controlled by AOM, CIC Limited, or OML, and mineral resource estimates may not accurately reflect the actual quantity or grade of polymetallic nodules present. Mineral resource estimates are based on information prepared by qualified persons, as defined under Regulation S-K Item 1300, and are subject to the assumptions and limitations described in the technical report summaries filed with this Registration Statement. Until nodules are actually collected and processed, the quantity of metal and nodule abundance must be considered as estimates only, and no assurance can be given that the indicated levels of metals will be produced. Conversion of mineral resources to mineral reserves will require completion of additional technical and economic studies, including at minimum a pre-feasibility study, and there can be no assurance that such conversion will occur. Because commercial-scale polymetallic nodule collection has not yet been undertaken, production rates, nodule recovery assumptions, field efficiencies, and operating parameters are based on pilot testing, engineering studies, and prefeasibility-level analysis, and actual results may differ materially as commercial operations are developed.

The possibility of mineral exploration, development, and collection is uncertain, no seafloor polymetallic nodule deposit has ever been commercially mined, and there can be no assurance that AOM, CIC Limited, or OML will achieve commercial production or generate an adequate return on invested capital.

Mineral resource exploration, development, and collection are highly speculative. Seafloor polymetallic nodules have never been commercially mined, and there is a risk that collection and recovery methods and equipment may not be adequate for the economic development of seafloor polymetallic nodule deposits. There can be no assurance that AOM, CIC Limited, or OML will discover, delineate or recover minerals in sufficient grade or quantities to justify commercial operations or generate an adequate return on invested capital. The value of AOM’s projects and of CIC Limited’s and OML’s assets depends on numerous factors, including the size and grade of deposits, the prices of nickel, cobalt, copper, and manganese, recovery and processing technologies, financing availability, demand for the resulting products, the continued validity and economics of the underlying license areas, and the timing of regulatory approvals.

CIC Limited and OML are substantially dependent upon a limited number of Cook Islands exploration license areas, and the loss or impairment of any such license area could materially adversely affect the combined company.

CIC Limited and OML are substantially dependent upon a limited number of Cook Islands exploration license areas and related project rights. The value of CIC Limited’s and OML’s businesses therefore depends on the continued validity, economics, and development potential of those license areas, as well as on the performance of counterparties involved in funding, technical work, environmental studies, and future development. The Cook Islands license areas may be subject to relinquishment requirements over time as exploration programs are completed and mine plans are established, and there can be no assurance that CIC Limited or OML will retain the full extent of their current license areas. If either principal license area proves less valuable than expected, is subject to relinquishment, is impaired or revoked, or if counterparties fail to perform or fund expected activities, CIC Limited’s or OML’s business and prospects could be materially adversely affected.

Regulatory, Permitting, Environmental, and Social Risks

AOM’s ability to advance its NOAA applications and CIC Limited’s and OML’s ability to advance development of their Cook Islands license areas depend upon obtaining permits and approvals under regulatory regimes that are untested for commercial seafloor nodule production, and there can be no assurance that required approvals will be obtained on acceptable terms or at all.

AOM’s ability to execute its business plan, and CIC Limited’s and OML’s ability to advance development of their Cook Islands license areas, depend upon obtaining and maintaining licenses, permits, and regulatory approvals under evolving U.S., Cook Islands, and potentially international seabed-mining regimes. AOM has filed two of its three planned applications with NOAA under the DSHMRA pathway, but there can be no assurance that those applications will be deemed compliant, proceed to full review without delay, or result in exploration licenses or commercial recovery permits on commercially viable terms or at all. There can be no assurance that NOAA will issue the requested exploration licenses or commercial recovery permit on a timely basis, on commercially viable terms, or at all.

CIC Limited and OML depend upon obtaining and maintaining exploration, environmental and, ultimately, collection or exploitation approvals and licenses under regulatory regimes that remain untested for commercial nodule production. Future applications may not be approved on a timely basis or at all, or may be subject to burdensome conditions. CIC Limited’s and OML’s activities are sponsored by and subject to the laws and policies of the Cook Islands, and any change in the Cook Islands government’s support, policies, or regulatory framework applicable to seabed mineral activities could materially affect the validity or advancement of those license areas.

In addition, certain aspects of the international framework under the United Nations Convention on the Law of the Sea (“UNCLOS”) and the ISA remain unsettled. To date, no exploitation has occurred under the ISA’s regulatory regime, and finalization of exploitation regulations remains subject to the decision of the members of the ISA. If future ISA exploitation contracts or related permits are necessary for CIC Limited’s or OML’s operations, there can be no assurance that they will be obtained in a timely manner or on economic terms. Any failure to obtain, maintain, or renew required approvals, or any adverse change in the applicable legal or regulatory framework, could materially adversely affect the combined company’s business, financial condition, liquidity, results of operations, and prospects.

AOM’s, CIC Limited’s, and OML’s exploration and development activities are subject to extensive environmental requirements, and the environmental impacts of commercial seafloor nodule collection (including on marine biodiversity and seabed ecosystems) are uncertain and evolving.

AOM’s, CIC Limited’s, and OML’s exploration and contemplated development activities are subject to extensive, and costly environmental requirements, public review processes, and potential community or stakeholder opposition in multiple jurisdictions. Because no commercial seabed nodule operation has yet been developed, the environmental impact of such operations remains uncertain, and applicable environmental standards, restoration obligations, and assessment requirements continue to evolve.

The environmental and biodiversity impacts of commercial-scale seafloor nodule collection, including impacts on seabed ecosystems, benthic communities, sediment plumes, and marine biodiversity, are not fully understood and may be more significant than currently anticipated. Environmental assessments conducted to date are based on limited data and pilot-scale operations, and there can be no assurance that such assessments will be sufficient to satisfy regulatory requirements or that regulators will not impose more stringent environmental conditions as additional data becomes available. AOM, CIC Limited, and OML may be required to conduct additional environmental studies, comply with more stringent permitting conditions, pay fines or penalties for non-compliance, or satisfy restoration or rehabilitation obligations that are more burdensome than currently contemplated.

In addition, public opposition from environmental groups, indigenous communities, coastal states, or other stakeholders could delay or prevent the issuance of required permits or approvals, result in litigation or regulatory proceedings, or adversely affect the combined company’s reputation and ability to raise capital. Any of these developments could materially increase costs, delay or prevent operations, or subject the combined company to significant environmental liabilities.

The combined company may be required to post financial assurance and fund reclamation and closure obligations that are greater than currently estimated, and any shortfall in such funding could result in significant liabilities.

Environmental compliance and permitting requirements include identification and detailed analysis of environmental compliance and permitting requirements, detailed tailings disposal, reclamation, and mitigation plans. The combined company may be required to post bonds, letters of credit, or other financial assurances with U.S., Cook Islands, or international regulatory authorities to secure reclamation and closure obligations. The amounts required to satisfy such financial assurance obligations may be substantial and may increase over time as environmental standards evolve or as regulators require more comprehensive closure plans. There can be no assurance that the combined company’s estimates of reclamation and closure costs will prove accurate, that financial assurance will be available on acceptable terms, or that actual closure costs will not materially exceed current estimates. Any shortfall in funding for reclamation or closure obligations could result in significant liabilities and could adversely affect the combined company’s financial condition.

Technology, Operations, Supply Chain, and Execution Risks

AOM’s business model and CIC Limited’s and OML’s development activities depend upon third-party contractors, operators, and counterparties whose failure to perform could materially delay or impair operations.

AOM’s business model and CIC Limited’s and OML’s development activities depend upon a network of third-party relationships, including strategic partners, consultants, operators, contractors, vessels, ports, equipment providers, processors, logistics providers, and, if commercialization is achieved, offtake counterparties and customers. CIC Limited and OML do not have internal operating platforms sufficient to independently conduct all exploration, environmental, collection, transport, processing, and commercialization activities and accordingly depend upon AOM (or, following the Closing, the combined company) and other third parties. The actual operating costs to collect polymetallic nodules and transport and process such nodules on a commercial scale will depend upon changes in the availability of financing or partners who undertake capital developments in partnership with the combined company, and prices of labor, equipment and infrastructure, shipping costs, variances in ore recovery from those currently assumed, and operational risks. These relationships may be subject to operational, financial, or performance risks, may not be available on acceptable terms or at all, and strategic alliances or other third-party arrangements may present unforeseen integration obstacles or costs. If key counterparties fail to perform or become unavailable, operations and development activities may be delayed, become more expensive, or cease entirely.

Deep-sea nodule collection, transport, and processing involve substantial technical, operational, and scale-up risks that have not been demonstrated at commercial scale, and actual costs and returns may differ materially from current estimates.

Deep-sea exploration, nodule collection, transport, processing, and refining are inherently difficult and involve substantial technical, operational, and scale-up risks. No company has successfully demonstrated the commercial-scale collection, transport, and processing of polymetallic nodules, and there can be no assurance that the technologies and methods contemplated by AOM, CIC Limited, or OML will perform as expected at commercial scale. Operations may be affected by the availability and suitability of specialized vessels and collection equipment, sea conditions, weather patterns, ocean currents, transport disruptions, nodule transfer processes, recovery rates, and the availability of specialized personnel with relevant deep-sea mining experience.

Actual capital costs, operating costs, production rates, and economic returns may differ materially from those currently anticipated. AOM’s growth and the advancement of CIC Limited’s and OML’s assets will depend upon the combined company’s ability to execute its plans while expanding operational, financial, and management systems and maintaining effective cost controls and internal controls over financial reporting. Natural hazards, equipment failures, vessel incidents, and transportation disruptions may result in personal injury, loss of life, environmental damage, delays, and cost overruns. Insurance maintained by the combined company may not be adequate to cover all potential losses, and certain risks may be uninsurable or available only at prohibitive cost. Any of these factors could materially adversely affect the combined company’s business, financial condition, and results of operations.

The combined company will be dependent upon specialized vessels, equipment, and third-party service providers, and disruptions in the supply chain or transportation of nodules and processed materials could materially adversely affect its operations.

Supply chains are reliant on sea vessels, trains, and/or trucks may subject the combined company to transportation delays. Chemical reagents and other raw materials sourced from third parties may be subject to significant volatility in cost and availability. In addition, third parties may not honor their agreements and/or declare force majeure, and as a result, the combined company may need to obtain such materials from other parties at higher costs, and there may be a delay in obtaining them.

For deep-sea nodule operations specifically, the combined company will depend upon a limited number of specialized collection vessels, riser systems, and processing platforms, many of which may require long lead times to procure or construct and may not be available on commercially acceptable terms. Any disruption to the availability, performance, or delivery of such specialized equipment could materially delay the combined company’s development timeline and increase capital costs.

Nodule collection and processing operations involve inherent hazards that could result in personal injury, loss of life, environmental damage, and significant liability, and insurance may not be adequate to cover all losses.

The mining of minerals and the manufacture of mineral products involve numerous hazards that could cause bodily harm or environmental damage and subject the combined company to liability. These hazards include: (a) unusual and unexpected rock formations affecting ore or wall rock characteristics; (b) ground or slope failures; (c) environmental hazards; (d) industrial accidents and/or processing upsets; (e) periodic interruptions due to inclement or hazardous weather conditions or other acts of God; and (f) mechanical equipment failure and facility performance problems.

Although the combined company intends to maintain insurance to address certain risks, there can be no assurance that coverage will be adequate for liabilities incurred or that insurance will continue to be available on economically reasonable terms. Additionally, there can be no certainty that all claims made under insurance policies will be deemed to be within the scope of, or fully covered by, such policies.

AOM, CIC Limited, and OML depend upon key personnel and specialized technical staff, and the loss of such personnel or an inability to attract and retain qualified employees could adversely affect the business of AOM, CIC Limited, OML, and/or the combined company.

AOM, CIC Limited, and OML depend upon the services of its senior management team and other key personnel, whose experience, relationships, and leadership are critical to the execution of its strategy, including the advancement of its exploration programs, the development of its seabed collection systems and the execution of its business plan. The loss of any member of senior management or a key employee could disrupt operations, delay the execution of strategic initiatives and adversely affect the business.

Efficient collection, transport, and processing using modern techniques and equipment requires skilled technicians and engineers. If the combined company is unable to hire, train, and retain the necessary number of skilled technicians, engineers, and other personnel, there could be an adverse effect on labor costs and on the ability to reach anticipated production levels in a timely manner, which could have a material adverse effect on results of operations.

The combined company will be dependent upon information technology systems that are subject to cybersecurity threats, and any disruption, breach, or failure of such systems could adversely affect its operations and financial condition.

Information technology systems are subject to disruption, damage, or failure from a variety of sources, including computer viruses, security breaches, cyber-attacks, natural disasters, and defects in design. Cybersecurity incidents include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential, or otherwise protected information or the corruption of data. In addition, malicious actors may leverage increasingly sophisticated, artificial intelligence-driven techniques to attempt to gain unauthorized access to networks, compromise personal or confidential information, or misappropriate intellectual property. Any such incident could have a material adverse effect on the combined company’s business, operating results, and financial condition.

The combined company’s capital projects will be subject to cost overruns, delays, and execution risks, and actual capital and operating costs may differ materially from current estimates.

The progress, amounts, and timing of expenditures and the success of these projects will depend in part on: the ability to timely procure new equipment and materials, certain of which may involve long lead-times, or to repair existing equipment; the ability of service providers or vendors to meet contractually negotiated delivery or completion deadlines or meet performance specifications or guarantees; maintaining, and procuring as required, applicable federal, state, and local permits; the incorporation of project change orders due to engineering, process, health, and safety, or other considerations; and other factors, many of which are beyond the combined company’s control.

Unanticipated costs or delays could have a material adverse effect on the combined company’s financial condition or results of operations and could require the combined company to seek additional capital, which may not be available on commercially acceptable terms or at all.

Market, Industry, Geopolitical, and Jurisdictional Risks

AOM’s, CIC Limited’s, and OML’s operations span multiple jurisdictions, including the United States and the Cook Islands, and are subject to geopolitical, regulatory, tax, and currency risks that could materially affect the combined company’s business.

AOM’s assets, applications, and contemplated operations span multiple jurisdictions, including the United States and the Cook Islands, and may in the future implicate international regimes and additional countries in the supply chain. CIC Limited’s and OML’s activities are particularly exposed to the laws, rules, regulations, and policies of the Cook Islands, including the risk that the Cook Islands government may amend, revoke, or impose additional conditions on exploration licenses, alter its sponsorship policies under UNCLOS, or change its regulatory framework for seabed mineral activities in ways that adversely affect the validity or economics of CIC Limited’s and OML’s license areas. There can be no assurance that the Cook Islands will maintain a regulatory and political environment supportive of commercial seabed mineral development.

AOM, CIC Limited, and OML are subject to changes in laws, rules, regulations, tax regimes, sanctions, export controls, customs requirements, foreign exchange rules, and other policies, as well as broader geopolitical tensions and macroeconomic instability, that could affect financing, operations, and market access. There can be no assurance that future laws, tax rules, or policy changes will not impose significant restrictions, additional approvals or economic burdens on intended development areas or supply chains.

Foreign currency movements, including fluctuations between the U.S. dollar and the New Zealand dollar or other currencies applicable to Cook Islands operations, could adversely affect the combined company’s costs, returns, and financial condition. Cross-border tax matters, including transfer pricing, withholding taxes, and the application of tax treaties, could also impose additional costs or compliance burdens on the combined company.

Mineral prices are subject to significant fluctuation and are affected by factors beyond the combined company’s control, including global supply and demand, inflation, currency exchange rates, interest rates, forward sales by producers and speculators, and macroeconomic conditions.

A sustained decline in the prices of nickel, cobalt, copper, or manganese could render one or more of the license areas uneconomic and could adversely affect the combined company’s ability to raise financing, advance development activities, or achieve profitable operations. Once mineralization is identified, it may take years before production is possible, and projected development milestones and timelines may change adversely.

Claims regarding the environmental or ESG benefits of deep-sea nodule collection relative to land-based mining are subject to significant uncertainty, and any failure to substantiate such claims could adversely affect the combined company’s reputation and ability to raise capital.

In terms of the ESG footprints of mineral production from nodules, the limitations and uncertainties of calculating the relative impacts and benefits from land-based and deep-sea-based mining must be addressed in the Risk Factors section, including the most significant impact of nodule collection, including the biodiversity impacts, and the related assumptions.

The combined company may make or rely on statements regarding the comparative environmental benefits of deep-sea nodule collection relative to land-based mining of the same or similar minerals, including with respect to carbon emissions, land disturbance, water use, and biodiversity impact. Such statements are based on assumptions and models that are subject to significant uncertainty, are not universally accepted by the scientific community, and may be challenged by regulators, environmental groups, institutional investors, or other stakeholders. Any failure to substantiate such claims, or any finding that the environmental impacts of deep-sea nodule collection are greater than anticipated, could adversely affect the combined company’s reputation, its ability to obtain required permits and approvals, and its ability to raise capital from ESG-focused investors.

Financing, Liquidity, and Capital Markets Risks

The combined company will require substantial additional capital to fund its operations and advance its business plan, and there can be no assurance that such financing will be available on acceptable terms or at all.

The combined company’s business is capital intensive, and it will be required to raise substantial additional funds to accomplish its objectives. The amount and timing of capital required may vary materially from current estimates depending on, among other factors, the results of exploration and environmental programs, the cost and availability of vessels, equipment and processing infrastructure, regulatory requirements, metal prices, and general market conditions. There can be no assurance that equity, convertible debt, or other financing will be available on acceptable terms or at all, particularly given that AOM, CIC Limited, and OML have no history of revenue from operations and no established mineral reserves.

Failure to obtain additional financing on a timely basis could cause the combined company to reduce, delay, or terminate proposed operations, impair project advancement and adversely affect the combined company’s ability to continue as a going concern. CIC Limited and OML are dependent upon the continued availability of funding and support from the combined company and other counterparties to advance their projects, and any interruption in that funding could materially impair the development of those license areas.

Future issuances of equity or convertible debt securities could significantly dilute existing stockholders, and concentrated post-Merger ownership may limit the ability of other stockholders to influence corporate matters.

Additional capital raises, including further issuances of equity or convertible debt securities, could significantly dilute existing stockholders and could result in the issuance of securities with rights, preferences, or privileges senior to those held by current stockholders. In addition, following the Merger, ownership of the combined company is expected to be concentrated among AOM Stockholders and other significant holders, which may limit the ability of other stockholders to influence corporate matters, including the election of directors, approval of significant transactions, and other matters submitted to a stockholder vote.

The market value of the combined company’s securities may be volatile, and market forces may make it difficult or impossible for the combined company to raise additional capital without severe dilution to existing stockholders. These factors could adversely affect the value and liquidity of Odyssey Common Stock issued in the Merger.

Transaction, Ownership, Governance, and Legal Risks

AOM’s platform strategy depends on completing the contemplated CIC Limited, CIC LLC, and OML transactions and, in the case of CIC Limited and OML, successfully integrating those businesses, and there can be no assurance that these transactions will close on the expected timetable or that anticipated benefits will be realized.

AOM’s platform strategy depends in part on completing the contemplated CIC Limited, CIC LLC, and OML transactions and, in the case of CIC Limited and OML, integrating those entities and their assets and rights into AOM’s business. The relevant ownership increases and acquisition options are subject to contractual conditions, approval requirements (including Cook Islands regulatory approvals where applicable) and the successful completion of related transactions. There can be no assurance that Cook Islands regulatory approvals will be obtained on a timely basis or on acceptable terms.

Integration may require significant management attention, coordination of regulatory, environmental, and technical workstreams, and alignment of governance, reporting and operational processes. In the case of OML, integration will also require coordination with Moana Minerals Ltd. (“MML”), and there can be no assurance that such coordination will be achieved on acceptable terms or at all. There can be no assurance that these transactions or integration efforts will occur on the expected timetable or at all, or that the anticipated strategic, operational, and economic benefits will be realized. Any failure or delay could adversely affect the combined company’s development strategy, access to license areas and overall business plan.

AOM may not obtain the level of ownership, governance control, or economic benefits it expects in CIC Limited and OML, and minority holders or other members may have interests that conflict with those of the combined company.

Although AOM is expected to obtain all or substantially all ownership interests in OML, AOM is expected to hold only approximately 45.8% of CIC Limited immediately after the related transactions, with an option to increase its ownership to as much as 95.0% at AOM’s sole discretion at fixed milestone-based values, subject to regulatory approval and completion of the applicable transactions. As a result, AOM may not initially control all governance decisions or have the level of control it expects over key decisions, and minority holders or other members may have rights or interests that differ from or conflict with those of AOM and the combined company.

Transfer restrictions, consent rights, or other governance provisions in the constitutive documents of CIC Limited or OML may limit AOM’s operational and strategic flexibility. If AOM is unable to increase its ownership or otherwise obtain the operational control or economic benefits it expects, the combined company’s strategy and access to the assets and rights held by CIC Limited and OML could be materially adversely affected.

AOM, CIC Limited, CIC LLC and OML may be subject to litigation, regulatory investigations, and counterparty insolvency risks that could materially adversely affect the combined company.

AOM, CIC Limited, CIC LLC, and OML may from time to time be subject to regulatory investigations, claims, lawsuits, and other proceedings arising in the ordinary course of business or in connection with the transactions contemplated by this Registration Statement. The results of such matters cannot be predicted with certainty, and there can be no assurance that any such actions will be resolved favorably or will not have a material adverse effect on the combined company’s business, financial condition, or results of operations. In addition, AOM, CIC Limited, CIC LLC, and OML are exposed to the solvency and performance of key counterparties, including financing counterparties, vessel operators, processing partners, and offtake counterparties. A failure by any such counterparty to meet its contractual, financing, or operational obligations could materially adversely affect the combined company’s operations and financial condition.

Other Risk Factors of Odyssey

Odyssey’s business is and will be subject to the risks described above. In addition, Odyssey is, and will continue to be, subject to the risks described in Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

THE SPECIAL MEETING OF ODYSSEY STOCKHOLDERS

The Odyssey Special Meeting

Odyssey is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the Odyssey Special Meeting, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Odyssey’s stockholders on or about [    ], 2026. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Odyssey Special Meeting.

Date, Time and Format of the Special Meeting

The Odyssey Special Meeting will be held on [    ], 2026, at 10:00 a.m. Eastern Time The Odyssey Special Meeting will be a virtual meeting conducted exclusively online by live webcast. There will be no physical location at which stockholders may attend the meeting. Stockholders may attend, vote, and submit questions during the meeting at the Virtual Meeting Website, www.proxypush.com/OMEX2026, by entering the virtual control number included in their proxy materials or on their proxy card.

Purpose of the Odyssey Special Meeting

At the Odyssey Special Meeting, Odyssey will ask the Odyssey Stockholders to vote in favor of the following proposals:

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Proposal No. 1—The Merger Share Issuance Proposal—To consider and vote upon a proposal to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the issuance of approximately 728,052,566 shares of Odyssey Common Stock to the AOM Stockholders pursuant to the terms of the Merger Agreement (the “Merger Shares”) as well as the issuance of shares of Odyssey Common Stock upon exercise of replacement PIPE Warrants (as adjusted for anti-dilution adjustments, the “Warrant Shares”) initially equal to 141,968,020 shares of Odyssey Common Stock. The number of Merger Shares will be proportionately adjusted to approximately 29,122,102 to give effect to the Reverse Stock Split. The issuance of the Merger Shares and Warrant Shares will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger, requiring stockholder approval under Nasdaq Listing Rule 5635(a)(1), and will result in a change of control of Odyssey, requiring stockholder approval under Nasdaq Listing Rule 5635(b). In addition, Mark B. Justh, a director of Odyssey and a director and officer of AOM, owns approximately 6.89% of AOM, and accordingly, because the issuance of shares to the AOM Stockholders will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of the Merger Shares and Warrant Shares also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2). A portion of the Merger Shares may instead be issued as shares of Odyssey New Preferred Shares, as further described under “Proposal No. 1—The Merger Share Issuance Proposal.” We refer to this proposal as “Proposal No. 1” or the “Merger Share Issuance Proposal.”

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Proposal No. 2—The CIC and OML Share Issuance Proposal—To consider and vote upon a proposal to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the issuance of approximately 134,163,758 shares of Odyssey Common Stock to (i) the CIC Stockholders pursuant to the terms of the CIC Limited Equity Exchange Agreement, the CIC Limited Option Agreement, and the CIC LLC Option Agreement and (ii) the OML Members pursuant to the terms of the OML Equity Exchange Agreement (collectively, the “Exchange Shares”), which number of Exchange Shares will be proportionately adjusted to approximately 5,366,550 to give effect to the Reverse Stock Split. The issuance of the Exchange Shares is part of a series of integrated transactions contemplated by the Merger Agreement, including the issuance of the Merger Shares, which, in the aggregate, will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger, requiring stockholder approval under

Nasdaq Listing Rule 5635(a)(1), and will result in a change of control of Odyssey, requiring stockholder approval under Nasdaq Listing Rule 5635(b). In addition, Mr. Justh indirectly owns approximately 9.2% of CIC Limited, and accordingly, because the issuance of shares to the CIC Stockholders, when integrated with the issuance of the Merger Shares and the other Exchange Shares, will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of shares to the CIC Stockholders also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2). We refer to this proposal as “Proposal No. 2” or the “CIC and OML Share Issuance Proposal” and, together with the Merger Share Issuance Proposal as the “Nasdaq Proposals.”

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Proposal No. 3A—The Share Increase Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter (as defined below) to (i) increase the number of authorized shares of Odyssey Common Stock from 82,000,000 shares to 400,000,000 shares and (ii) increase the number of authorized shares of Odyssey Preferred Stock from 24,984,166 shares to 25,000,000 shares, in each case, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3A” or the “Share Increase Proposal.”

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Proposal No. 3B—The Director and Officer Liability Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to provide that the liability of Odyssey’s directors and officers is eliminated or limited to the fullest extent permitted by Nevada law, and to update the related indemnification provisions, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3B” or the “Director and Officer Liability Proposal.”

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Proposal No. 3C—The Jury Trial Waiver Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to require that any “internal action” (as defined in Nevada Revised Statutes (“NRS”) 78.046) to be tried in any court of the State of Nevada be tried before the presiding judge as the trier of fact and not before a jury, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3C” or the “Jury Trial Waiver Proposal.”

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Proposal No. 3D—The Articles Update Proposal—To consider and vote upon a proposal to approve amendments to the Odyssey Charter to make clean-up and clarifying changes and update statutory references, including to change Odyssey’s name to “American Ocean Minerals Corporation,” to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No.3D”or the “Articles Update Proposal.”

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Proposal No. 3E—The Distribution Test Opt-Out Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to opt out of a provision in NRS 78.288(2) that prohibits a Nevada corporation from making a distribution to its stockholders if the distribution would result in the corporation’s total assets being less than the sum of its total liabilities plus the amount needed to satisfy senior preferential liquidation rights, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3E” or the “Distribution Test Opt-Out Proposal.”

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Proposal No. 3F—The Bylaw Amendment Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to give the Odyssey Board the exclusive power to adopt, amend or repeal the Odyssey Bylaws, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3F” or the “Bylaw Amendment Proposal.”

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Proposal No. 3G—The Voting Standard Proposal—To consider and vote upon a proposal to approve an amendment to the Odyssey Charter to remove the voting standard in the current Odyssey Charter so that the default voting standards in the NRS and the Odyssey Bylaws apply, and to update the related quorum and preferred stock voting provisions, to be effected at the consummation of the Merger. We refer to this proposal as “Proposal No. 3G” or the “Voting Standard Proposal” and, together with the Share Increase Proposal, the Director and Officer Liability Proposal, the Jury Trial Waiver Proposal, the Articles Update Proposal, the Distribution Test Opt-Out Proposal and the Bylaw Amendment Proposal, the “Charter Proposals.”

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Proposal No. 4—The Golden Parachute Compensation Proposal—To consider and vote upon a proposal to approve, on an advisory, non-binding basis, certain compensation payments that will or may be made by Odyssey to its named executive officers in connection with the Merger. We refer to this proposal as “Proposal No. 4” or the “Golden Parachute Compensation Proposal.”

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Proposal No. 5—The Equity Plan Proposal—To consider and vote upon a proposal to approve the 2026 Equity Incentive Plan, to be effective as of the Closing Date, subject to stockholder approval and the consummation of the Merger. We refer to this proposal as “Proposal No. 5” or the “Equity Plan Proposal.”

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Proposal No. 6—The Adjournment Proposal—To consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by Odyssey and AOM that more time is necessary to further solicit proxies necessary for the approval of one or more of the Proposals. We refer to this proposal as “Proposal No. 6” or the “Adjournment Proposal.”

We refer to the foregoing proposals collectively as the “Odyssey Proposals.”

Recommendations of the Special Transaction Committee and the Odyssey Board

Acting on the unanimous recommendation of the Special Transaction Committee, the Odyssey Board unanimously recommends that stockholders vote “FOR” the Merger Share Issuance Proposal, the CIC and OML Share Issuance Proposal and the Share Increase Proposal. The Odyssey Board also believes that each of the other Odyssey Proposals is in the best interests of Odyssey and its stockholders and unanimously recommends that stockholders vote “FOR” each of the Odyssey Proposals, as further described below.

When you consider the recommendation of the Odyssey Board, you should keep in mind that certain of Odyssey’s directors and executive officers have interests in the Merger that are different from, or in addition to, your interests as a stockholder. For a description of the interests of Odyssey’s directors and executive officers in the Merger, please refer to the section entitled “The Merger—Interests of Odyssey’s Directors and Officers in the Merger.”

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Odyssey Special Meeting if you owned shares of Odyssey Common Stock at the close of business on [    ], 2026, which is the Record Date for the Odyssey Special Meeting. Each share of Odyssey Common Stock is entitled to one vote per share. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [   ] total voting shares outstanding, all of which were shares of Odyssey Common Stock.

Each of Odyssey’s directors and executive officers have agreed to vote all of their shares of Odyssey Common Stock in favor of the Odyssey Proposals.

Voting Your Shares

Each share of Odyssey Common Stock that you own in your name entitles you to one vote on each of the Odyssey Proposals. Your one or more proxy cards show the number of shares of Odyssey Common Stock that you own.

If you are a holder of record, there are different ways to vote your shares at the Odyssey Special Meeting:

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You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Odyssey Special Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Odyssey Common Stock will be voted as recommended by the Odyssey Board. With respect to the Odyssey Proposals, that means: “FOR” each of the Odyssey Proposals.

•	You can vote via the Internet by following the instructions on the voting instruction form or proxy card in your proxy materials.

•	You can vote via telephone by following the instructions on the voting instruction form or proxy card in your proxy materials.

You may attend the Odyssey Special Meeting and vote online at the Virtual Meeting Website. If you wish to vote your shares electronically during the Odyssey Special Meeting, a live voting link will be available on the Virtual Meeting Website during the meeting. You will need the virtual control number assigned to you to vote.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Odyssey Common Stock, you may contact our proxy solicitor at: Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, Telephone: (800) 662-5200. Banks and brokers can call collect at: (203) 658-9400 or e-mail OMEX.info@investor.sodali.com.

Quorum and Vote Required for the Odyssey Proposals

A quorum of Odyssey’s stockholders is necessary to hold a valid meeting. The holders of at least a majority of the voting power of the capital stock issued and outstanding and entitled to vote at the Odyssey Special Meeting as of the Record Date, represented in person or by proxy, will constitute a quorum for the transaction of business at the Odyssey Special Meeting. Odyssey will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Odyssey Special Meeting.

The approval of each of the Charter Proposals requires the affirmative vote of holders of a majority of the voting power of Odyssey (which consists of the outstanding shares of Odyssey Common Stock). Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” each of the Charter Proposals.

The approval of each of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, or the Adjournment Proposal.

Abstentions and Broker Non-Votes

If your shares of Odyssey Common Stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares.

If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the Nasdaq Stock Market deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq Stock Market, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Odyssey Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the Odyssey Proposal even in the absence of your instruction. For any Odyssey Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Odyssey Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Revocability of Proxies

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by:

•	filing with Odyssey’s Secretary, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

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attending the Odyssey Special Meeting at the Virtual Meeting Website and voting online, provided you file a written revocation with the Secretary of the Odyssey Special Meeting prior to the voting of such proxy.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Odyssey Common Stock in connection with the Merger.

Solicitation of Proxies

Odyssey will pay the cost of soliciting proxies for the Odyssey Special Meeting. Odyssey has engaged Sodali & Co to assist in the solicitation of proxies for the Odyssey Special Meeting. The fees that will be paid to Sodali & Co are anticipated to be approximately $20,000, and Odyssey will reimburse their out-of-pocket expenses. Odyssey has also agreed to indemnify Sodali & Co against certain claims. Odyssey also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Odyssey Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Odyssey Common Stock and in obtaining voting instructions from those owners. Odyssey’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE MERGER

The following discussion contains certain information about the Merger. The discussion is subject, and qualified in its entirety by reference, to the Merger Agreement and the Merger Agreement Amendment attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the Merger Agreement and the Merger Agreement Amendment, for a more complete understanding of the Merger.

The Background of the Merger

The following chronology summarizes the key meetings and other events between representatives of Odyssey and AOM, including meetings and actions of the Special Transaction Committee, that led to the execution of the Merger Agreement and the related transaction documents, together with parallel discussions concerning strategic arrangements involving OML, CIC Limited, and CIC LLC. This summary does not purport to catalogue or summarize every meeting and conversation among such parties, their respective management teams, or their representatives and other parties.

In connection with Odyssey’s ongoing evaluation of its long-term prospects, members of the Odyssey Board and senior management regularly review and assess Odyssey’s business objectives and strategic direction in light of conditions in the offshore exploration and deep-sea mining sector, evolving regulatory regimes applicable to seabed mineral exploration and development, capital availability, technological considerations, and market demand for critical minerals, with the objective of enhancing long-term value for the Odyssey Stockholders. As part of this ongoing review, Odyssey’s leadership considers a range of strategic alternatives, including organic development of exploration assets, capital allocation initiatives, strategic partnerships, joint ventures, acquisitions, and other business combination transactions, and periodically engages with financial advisors and market participants regarding developments in strategic transactions and the potential fit of various companies and assets with Odyssey’s portfolio and long-term objectives. These discussions have generally been preliminary and exploratory in nature.

Beginning in mid-2025, as part of this ongoing review process, members of the Odyssey Board and senior management discussed a variety of potential strategic and capital-raising opportunities, including possible strategic or investment transactions involving entities active in the offshore exploration and deep-sea mining sector. During this period, Odyssey’s management had preliminary, high-level discussions with investors and industry participants regarding potential business combination and financing structures, including discussions relating to CIC Limited and OML.

OML and CIC Limited are deep-sea mineral exploration companies focused on the exploration and potential development of polymetallic nodules within the Cook Islands’ exclusive economic zone. At that time, Odyssey held an approximate 7.0% ownership interest in OML and indirectly held approximately 14.2% of CIC Limited’s outstanding equity. These discussions were exploratory in nature and focused on assessing potential strategic fit, alternative transaction structures, and capital formation considerations, and did not result in any binding proposals or commitments. Other than these exploratory discussions with OML and CIC Limited, and the ongoing general consideration by the Odyssey Board and the Special Transaction Committee of available potential transactions, no strategic alternatives to the Merger were pursued by the Odyssey Board, Odyssey management, or the Special Transaction Committee, as none of the potential alternatives considered, including the potential OML and CIC Limited standalone transactions, was determined by the Odyssey Board, Odyssey management, or the Special Transaction Committee, as applicable, to be superior to the potential transaction with AOM that ultimately culminated in the Merger Agreement.

Beginning in July 2025, Odyssey’s management engaged in preliminary, high-level discussions with representatives of each of CIC Limited and OML regarding a potential combination or other strategic transaction with each company, including a potential reverse merger and related capital raise. At the regular meeting of the

Odyssey Board on August 11, 2025, Odyssey’s Chief Executive Officer, Mark D. Gordon, led a discussion with the Odyssey Board regarding these potential combinations, including a proposed reverse merger with CIC Limited or OML, or a combination that could include both companies. As a result, by the time the potential transaction with AOM emerged, Odyssey was already evaluating transactions that would increase its ownership interests in CIC Limited and OML. Accordingly, the contemplated use of proceeds under the AOM Proposal Letter (as defined below) included increasing Odyssey’s ownership interests in CIC Limited and OML, reflecting the discussions that each of Odyssey and AOM had already been having with those companies.

In August 2025, Odyssey’s lead independent director, Mark B. Justh, informed Mr. Gordon that CIC LLC, in which Mr. Justh held an ownership interest, was advising AOM in connection with its efforts to build a U.S.-based critical minerals platform that AOM ultimately intended to take public. Mr. Justh also noted that AOM was evaluating investments in CIC Limited and other companies in the polymetallic nodule industry, potential strategic alternatives and that a potential transaction involving Odyssey could warrant consideration in light of the parties’ complementary deep-sea mining investments, assets and capabilities.

Following these discussions, Mr. Gordon asked Mr. Justh to facilitate introductions to Mr. Frank Vettese and Mr. John Vettese, principals of SummitNorth Inc. and representatives of certain AOM shareholders. On August 22, 2025, Mr. Gordon and Mr. Justh (in his capacity as both a director of Odyssey and a direct or indirect equity holder in AOM and CIC LLC) participated in a call with Michael Citron, a representative of AOM, to discuss AOM and whether Odyssey might further explore a potential strategic opportunity involving AOM. On the same date, Mr. Gordon held an introductory call with Mr. Citron to discuss the businesses of Odyssey and AOM and potential strategic opportunities. Also on August 22, 2025, Mr. Justh informed Odyssey’s General Counsel and Corporate Secretary, Susan Fennessey, of his potential conflict of interest arising from his role as Odyssey’s lead independent director and his indirect interest in AOM.

On September 3, 2025, Odyssey’s management received a draft proposal letter from Mr. Citron (the “AOM Proposal Letter”) outlining a proposed stock-for-stock business combination pursuant to which Odyssey would acquire 100.0% of the outstanding equity interests of AOM. Under the proposal, Odyssey Common Stock would be valued based on the 90-day volume-weighted average trading price of Odyssey Common Stock immediately prior to the execution of a definitive agreement, and AOM would arrange a financing in an aggregate amount of $50.0 million to $150.0 million, with the valuation of AOM established in that financing to be the value attributed to AOM for purposes of determining the exchange ratio and the number of shares of Odyssey Common Stock to be issued. The draft AOM Proposal Letter did not ascribe a specific valuation to either company. The AOM Proposal Letter contemplated that the proceeds of such financing would be used for general corporate purposes and to fund strategic initiatives, including the advancement of polymetallic nodule exploration and development programs and the continued development of Odyssey’s existing business, which could include expansion of Odyssey’s investments in OML and CIC Limited. The AOM Proposal Letter also included a proposed 90-day exclusivity period.

In reviewing the draft proposal, Odyssey’s management identified certain threshold issues for further discussion, in addition to relative value, including the need for greater clarity regarding AOM’s assets, the certainty and source of AOM’s proposed financing.

On September 4, 2025, Ms. Fennessey proposed a form of mutual non-disclosure agreement to AOM and its representatives. On the same date, Messrs. Justh (in his capacity as both a director of Odyssey and a direct or indirect equityholder in AOM and CIC LLC) and Gordon and Ms. Fennessey met Mr. Citron and Philip Plough, a director and stockholder of AOM, to exchange high-level views regarding a potential business combination and the AOM team’s experience developing and financing complex projects.

The Odyssey Board held a meeting on September 5, 2025, to discuss the potential opportunity and the AOM Proposal Letter. At the outset of that meeting, Ms. Fennessey advised the Odyssey Board that Mr. Justh had disclosed a potential conflict of interest due to his indirect ownership in AOM, confirmed that he would recuse himself from actions relating to the consideration of the potential transaction and, as appropriate, from meetings and discussions of the Odyssey Board, and recommended measures consistent with Odyssey’s code of ethics and historical practices regarding conflicts of interest. Based on his personal knowledge of the matters under consideration, Mr. Justh (acting in his capacity as a director of Odyssey) provided an overview of the proposal, including the AOM team’s experience and focus, including the experience of AOM representatives, his views on potential synergies between AOM and Odyssey, the September 4 meetings, AOM’s shipping relationships, and potential reputable funding sources. Mr. Justh participated in a discussion with the other directors regarding the AOM Proposal Letter and considerations for Odyssey and responded to questions from the directors. Following Mr. Justh’s departure from the meeting, Ms. Fennessey reviewed the terms of the AOM Proposal Letter with the Odyssey Board, which discussed the overall transaction concept and specific terms, including the proposed mechanics for determining the relative values of AOM and Odyssey, exclusivity and non-competition provisions, and Odyssey’s other business relationships and strategies, including with respect to OML. The Odyssey Board determined that Mr. Gordon and Ms. Fennessey should seek clarification of certain terms of the AOM Proposal Letter and negotiate certain provisions, including with respect to the proposed exclusivity and non-compete provisions, and present its conclusions to the Odyssey Board for further consideration.

Over the following days, Mr. Gordon and Ms. Fennessey, together with Mr. Citron, discussed proposed revisions to the AOM Proposal Letter, including with respect to the mechanics for determining relative values for AOM and Odyssey and narrower exclusivity and non-competition provisions, and the parties’ approach regarding potential further investments in OML and CIC Limited.

On September 23, 2025, Odyssey executed mutual non-disclosure agreements with AOM and SummitNorth.

On September 26 and September 27, 2025, Messrs. Justh (in his capacity as both a director of Odyssey and a direct or indirect equity holder in AOM and CIC LLC) and Gordon and Ms. Fennessey met with Mr. Citron to discuss the potential combination, and Odyssey undertook diligence on the AOM team, their backgrounds, and the prior transactions in which they were involved.

On September 30, 2025, Ms. Fennessey provided AOM with a further revised AOM Proposal Letter addressing a framework and mechanics for determining relative valuation, non-competition and exclusivity provisions, and inclusion of a non-solicitation covenant, and provided AOM access to a virtual data room together with capitalization and asset information, while requesting preliminary information regarding AOM’s assets, stockholders, and management.

On October 1, 2025, following discussions with Mr. Gordon and Ms. Fennessey, the Odyssey Board, by written consent, authorized the formation of the Special Transaction Committee, consisting solely of independent and disinterested directors (being Larissa T. Pommeraud, Jon D. Sawyer and Todd E. Siegel), and delegated to it the exclusive power and authority to consider and engage in discussions regarding transactions with AOM, OML, CIC Limited, and CIC LLC (together, the “Potential Transactions”) or any potential alternative transactions, retain advisors, negotiate, reject, determinate not to pursue or approve (subject to limitations of applicable law) the terms of any Potential Transactions and related definitive agreements and to make recommendations to the Odyssey Board concerning such transactions or other potential alternative transactions the Special Transaction Committee deems appropriate. In connection with the authorization of the Special Transaction Committee and given the scope of the Potential Transactions, the Odyssey Board dissolved the CIC Limited Special Committee, which had been formed in August 2022 to review matters involving CIC Limited due to the ownership interests in (and positions, at that time, on the board of directors of) CIC Limited of Mr. Justh and another former Odyssey director.

On October 7, 2025, the Special Transaction Committee held its first meeting, which was also attended by Messrs. Gordon and Justh, John D. Longley Jr., Odyssey’s President and Chief Operating Officer, and Ms. Fennessey. At the meeting, the Special Transaction Committee met with Mr. Citron, and Frank Vettese and John Vettese, representatives of AOM stockholders, who provided an overview of investment strategies, prior transactions, and perspectives on developing a U.S.-focused, multi-resource platform in the critical minerals sector, and addressed questions regarding processing considerations, capital expenditure requirements, and funding needs. When Mr. Justh participated in meetings of the Special Transaction Committee described in this “Background of the Merger” section, he was invited to attend in his capacity as a director of Odyssey. The Special Transaction Committee recognized that Mr. Justh held other roles and interests, including as a direct or indirect equityholder in AOM and CIC LLC and, following his appointment, as Chief Executive Officer of AOM. The Special Transaction Committee determined that engaging with Mr. Justh in these meetings could provide the Special Transaction Committee with information regarding the status of the proposed transaction and other matters that could inform the Special Transaction Committee’s negotiating position and assist it in achieving the best outcome for Odyssey and its stockholders.

On October 8, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and Mr. Justh, at which the parties discussed the AOM Proposal Letter, protections for Odyssey if a transaction were not consummated, relative valuation considerations, the potential value of and impact on Odyssey’s net operating loss carryforwards, and proposed exclusivity provisions with respect to CIC Limited and OML. Following this discussion and revisions consistent with the Special Transaction Committee’s guidance, the Special Transaction Committee approved, by written consent, the signing of the definitive AOM Proposal Letter, which was executed later that day by Odyssey and AOM. The AOM Proposal Letter included binding provisions relating to confidentiality, non-solicitation, restrictions on competitive activities, and a 90-day exclusivity period, and established a coordination framework for discussions with OML and CIC Limited, including tailored exclusivity provisions if the Odyssey-AOM transaction were not consummated. The provisions of the definitive AOM Proposal Letter providing for relative valuation mechanics were non-binding and did not ascribe a specific valuation to either company. Relative to the initial draft, the definitive AOM Proposal Letter revised the methodology for valuing the shares of Odyssey Common Stock to be issued as consideration in the Merger. Whereas the initial draft valued the consideration shares based on the 90-day volume-weighted average trading price of Odyssey Common Stock, the definitive AOM Proposal Letter provided that the consideration shares would be valued based on a market price of Odyssey Common Stock to be agreed by the parties prior to signing. The proposed valuation of AOM remained generally consistent between the two drafts and, in each case, was expected to be derived from the valuation of AOM established in the financing.

In the days that followed, representatives of Odyssey, AOM, and OML engaged in introductory and more detailed discussions regarding a potential series of transactions involving OML (the “OML Transactions”). On October 16, 2025, Mr. Gordon, Ms. Fennessey and Mr. Citron jointly delivered to representatives of OML an initial draft summary of terms for the OML Transactions (the “OML Term Sheet”). The initial draft of the OML Term Sheet contemplated a $5.0 million royalty-based investment to be funded by either Odyssey or AOM within 30 to 60 days, pursuant to a royalty agreement providing for a 1.25% gross overriding royalty on future project revenues with a partial repurchase right following the commencement of production. The initial draft further contemplated a 90-day exclusivity period during which OML would agree not to solicit, initiate, or pursue alternative equity, debt or strategic transactions and to negotiate exclusively with Odyssey and AOM. The proposed initial investment was subject to certain specified closing conditions, including the execution of a collaboration agreement and an amendment to OML’s existing loan arrangements with Transocean, an OML equity holder, extending the maturity date of such indebtedness and restricting conversion or enforcement actions during the exclusivity period. During the exclusivity period, the parties also contemplated negotiating the terms of additional equity investments, including a potential $20 million equity investment at a $100 million pre-money valuation of OML and subsequent investments tied to the achievement of specified milestones that could result in Odyssey or AOM acquiring a supermajority equity interest in OML. In addition, the initial term sheet contemplated a potential purchase and conversion of OML’s indebtedness to Transocean and an equity exchange mechanism involving shares of Odyssey Common Stock.

On October 21, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of Allen Overy Shearman Sterling US LLP (“A&O Shearman”) to discuss an appropriate process for evaluating the Potential Transactions. At the meeting, Mr. Gordon provided an update on the status of discussions with each of AOM, CIC Limited and OML regarding the Potential Transactions, including with respect to the current engagement level of each potential counterparty, preliminary terms and transaction structures discussed to date. Mr. Justh then joined the discussion and supplemented Mr. Gordon’s update with additional details concerning his recent discussions with representatives of OML and CIC

Limited, including with respect to the relative valuations of the two companies in the context of the current transaction discussions. Mr. Justh explained that the differences in the valuations attributed to CIC Limited and OML reflected the differing size and characteristics of the seabed areas covered by each company’s respective license rights, noting that CIC Limited’s original license area was significantly larger than OML’s license area, and that each of CIC Limited and OML had been the subject of recent transactions that supported valuations of approximately $200 million and $100 million, respectively. For additional information regarding these CIC and OML transactions, including the bases for the valuations thereof, please see the sections of this proxy statement/prospectus entitled “Certain Agreements Related to the Merger—CIC Limited Option Agreement” and “Certain Agreements Related to the Merger—OML Equity Exchange Agreement,” respectively. Mr. Justh then left the meeting, after which representatives of A&O Shearman discussed with the Special Transaction Committee its mandate and authority, the role of the full Odyssey Board, applicable fiduciary duties, and the process for retaining an independent financial advisor. Mr. Gordon also subsequently left the meeting, following which the Special Transaction Committee discussed regulatory and other transaction-related considerations. Later that day, having considered confirmations provided by A&O Shearman regarding the absence of relationships with AOM, Mr. Justh and other parties that could reasonably be expected to have an interest in the Potential Transactions, the Special Transaction Committee approved, by written consent, the engagement of A&O Shearman as its independent legal advisor.

On October 22, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman. At the meeting, Ms. Fennessey summarized the preliminary transaction terms of the OML Term Sheet under discussion with OML and reviewed the coordination framework contemplated by the AOM Proposal Letter, pursuant to which Odyssey and AOM would collaborate in discussions with CIC Limited and OML. Ms. Fennessey also discussed the provisions of the AOM Proposal Letter providing for outcome-based exclusivity arrangements, including an exclusivity period with respect to CIC Limited for AOM and with respect to OML for Odyssey if the Odyssey–AOM transaction were not consummated. During the meeting, Mr. Justh provided an update regarding discussions involving CIC Limited and noted that a meeting regarding a potential transaction was expected to occur in the near term. Mr. Justh then left the meeting, following which the Special Transaction Committee discussed the potential structure and sequencing of a transaction involving Odyssey, AOM, OML, and CIC Limited. The Special Transaction Committee also appointed Mr. Siegel as the chair of the Special Transaction Committee.

On October 23, 2025, Mr. Gordon met with the board of directors of OML, along with Mr. Citron, to discuss the Potential Transactions, and to introduce AOM to OML’s board of directors.

On October 28, 2025, Mr. Gordon, Ms. Fennessey, and Mr. Citron met with representatives of Moelis & Company LLC (“Moelis”), with whom the Special Transaction Committee had been discussing a potential engagement, to introduce AOM and to discuss the terms of the AOM Proposal Letter.

On October 30, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman. At the meeting, Mr. Gordon provided updates regarding the status of discussions with OML, including a potential royalty-based investment, as well as his views regarding the potential benefits of the Potential Transactions for Odyssey Stockholders. The Special Transaction Committee discussed the strategic rationale of the Potential Transactions. Mr. Justh then left the meeting, following which the Special Transaction Committee discussed the potential engagement of Moelis as an independent financial advisor, as well as alternative advisory options, and considered preliminary valuation considerations in connection with the Potential Transactions.

In early November 2025, Mr. Gordon and Mr. Citron collaborated to prepare and negotiate proposed term sheets relating to a series of potential investment and strategic transactions involving CIC Limited (the “CIC Limited Transactions”). Between November 1 and November 3, 2025, based on discussion among Mr. Citron and representatives of CIC Limited, the parties exchanged preliminary information regarding CIC Limited’s exploration activities, regulatory status, and ownership structure, and considered the potential role of CIC

Limited and its assets in a possible business combination and related strategic arrangements. AOM then delivered to CIC Limited and certain of its existing equity holders an initial draft term sheet outlining the proposed CIC Limited Transactions (the “CIC Limited Term Sheet”).

The CIC Limited Term Sheet contemplated an initial non-dilutive investment of $5.0 million by AOM and an equity exchange transaction pursuant to which AOM would acquire equity interests in CIC Limited. In addition, the CIC Limited Term Sheet contemplated the potential for additional equity investments and option arrangements that could result in AOM obtaining a controlling ownership interest in CIC Limited over time and a 90-day exclusivity period.

Also in early November 2025, Mr. Citron engaged in discussions with CIC LLC regarding a related series of potential investment and strategic transactions (the “CIC LLC Transactions”) and delivered an initial draft term sheet outlining the proposed CIC LLC Transactions (the “CIC LLC Term Sheet”). CIC LLC, which is controlled by Odyssey’s former Chairman of the Board and Chief Executive Officer, Gregory P. Stemm, is a significant equity holder in CIC Limited, and Odyssey had previously provided services to CIC LLC; its members also are significant equity holders in AOM. In these discussions, the parties considered a framework pursuant to which AOM would obtain rights, following a merger with Odyssey, to acquire CIC LLC’s equity interests in CIC Limited, or alternatively the equity interests in CIC LLC itself, together with related financing arrangements to support CIC Limited’s exploration and development activities.

The CIC LLC Term Sheet contemplated an option arrangement pursuant to which AOM would have the right, following its contemplated merger transaction with Odyssey, to acquire CIC LLC’s equity interests in CIC Limited or the equity interests in CIC LLC.

Also on November 3, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman. At the meeting, Mr. Gordon provided an update regarding the status of discussions with OML, Mr. Justh shared his view that CIC Limited’s leadership supported a potential transaction, and Ms. Fennessey provided updates on the proposed OML Term Sheet, CIC Limited Term Sheet, and CIC LLC Term Sheet. The Special Transaction Committee also discussed the potential engagement of Moelis as its financial advisor and authorized Odyssey’s management to continue discussions with Moelis, while reserving final approval.

On November 3, 2025, AOM and CIC Limited entered into the CIC Limited Term Sheet.

On November 7, 2025, the Special Transaction Committee, by written consent, approved the OML Term Sheet and authorized Odyssey’s officers to negotiate and finalize such changes to the OML Term Sheet as they deemed appropriate, to execute the OML Term Sheet as so finalized, and to prepare and negotiate definitive documentation of the transactions contemplated in the OML Term Sheet.

During the week of November 9, 2025, representatives of AOM, Odyssey, and OML held a series of meetings to discuss transaction structure and timing.

On November 10, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to meet representatives of Moelis in connection with the Special Transaction Committee’s consideration of engaging Moelis as its financial advisor. During the meeting, representatives of Moelis discussed their professional backgrounds and provided preliminary perspectives on the Potential Transactions. In addition, Ms. Fennessey provided the Special Transaction Committee with updates regarding the status of the OML Term Sheet and the CIC Limited Term Sheet. The Special Transaction Committee subsequently, following receipt and review of relationship disclosure from Moelis regarding AOM and other relevant transaction participants, approved, by written consent on November 22, 2025, the engagement of Moelis as its independent financial advisor.

On November 12, 2025, Mr. Citron suggested to Mr. Gordon that Mr. Justh could be an ideal chief executive officer of AOM.

On November 13, 2025, AOM, CIC LLC, and certain members of CIC LLC entered into the CIC LLC Term Sheet. The CIC LLC Term Sheet contemplated an option arrangement pursuant to which AOM would have the right, following the merger with Odyssey, to acquire CIC LLC’s equity interests in CIC Limited or the equity interests in CIC LLC.

On November 17, 2025, following further discussions and negotiations among the parties, Odyssey, AOM, OML and Transocean entered into the OML Term Sheet. Relative to the initial term sheet delivered on October 17, 2025, the executed OML Term Sheet reflected a number of modifications, including (i) the addition of Transocean as a party and a more comprehensive transaction framework contemplating a series of related agreements and an aggregate minimum investment of $25 million with a path to at least 67% ownership of OML; (ii) the replacement of the initial fixed funding timeline with a structured closing process subject to expanded closing conditions and additional transaction documentation; (iii) the removal of the specific royalty economics included in the initial proposal, leaving the royalty terms to be determined in definitive documentation; (iv) the significant expansion of the exclusivity arrangements applicable to OML and its subsidiaries and the introduction of separate exclusivity restrictions applicable to Transocean; (v) refinements to the framework for additional equity investments and milestone-based valuation mechanics; and (vi) revisions to the treatment of OML’s existing indebtedness to Transocean to provide for negotiations regarding a potential loan purchase arrangement, rather than a commitment to acquire such indebtedness. The revised OML Term Sheet also added governing law, termination, and confidentiality provisions, certain of which were designated as binding.

On November 19 and 20, 2025, Mr. Gordon met with Mr. Justh (acting in his capacity as a director of Odyssey and a representative of AOM) and Mr. Citron for a series of meetings with representatives of OML and Transocean. During those meetings, OML’s founders and members of its board of directors expressed support for the contemplated OML Transactions. In a separate meeting, representatives of Transocean also expressed support for the proposed OML Transactions and discussed proposed terms for the sale of Transocean’s convertible debt instrument in OML. Following these discussions, Mr. Gordon reported to the Special Transaction Committee in a detailed email regarding the substance of the meetings, Mr. Citron’s suggestion that Mr. Justh serve as AOM’s chief executive officer, and Mr. Gordon’s subsequent communications with Mr. Justh concerning Mr. Citron’s suggestion, during which Mr. Justh indicated his willingness to serve as AOM’s chief executive officer. In late November 2025, AOM and Mr. Justh agreed to enter into a consulting arrangement, effective as of October 2, 2025, in connection with his appointment as AOM’s Chief Executive Officer and a director.

On November 25, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to receive updates on the proposed business combination and the OML, CIC Limited, and CIC LLC transaction workstreams, as well as updates regarding AOM’s fundraising efforts, and valuation considerations that would inform subsequent negotiations.

Also on November 25, 2025, Mr. Citron and Mr. F. Vettese met with representatives of Moelis and representatives of Odyssey, including Mr. Gordon and Ms. Fennessey, to introduce Moelis to AOM. At the meeting, Mr. Citron and Mr. F. Vettese provided an overview of AOM and discussed the proposed transaction structure and anticipated timing. They also responded to questions from Moelis regarding considerations relating to relative valuation and proposed post-transaction governance arrangements.

On December 1, 2025, the Special Transaction Committee held a meeting attended by Ms. Fennessey and representatives of A&O Shearman and Moelis to discuss potential approaches for engaging significant Odyssey Stockholders in connection with a potential transaction with AOM. The Special Transaction Committee considered the potential benefits and risks of Mr. Gordon discussing a potential transaction with AOM with certain significant Odyssey Stockholders and facilitating introductions between such Odyssey Stockholders and AOM and its representative, Mr. Citron. The Special Transaction Committee also discussed the potential participation of Stockholder A and Stockholder B in AOM’s proposed financing, including a potential bridge financing that would permit participating investors to participate in subsequent transactions meeting specified criteria. Following the discussion, the Special Transaction Committee authorized Mr. Gordon to continue discussions regarding potential financing approaches involving Stockholder A and Stockholder B.

On December 2, 2025, Mr. Gordon and Mr. Citron met to discuss certain deal-related points, Mr. Gordon participated in a call with an Odyssey Stockholder to discuss potential participation in the AOM Bridge Financing. Later that day, Mr. Gordon also met with representatives of Capital Latinoamericano, S.A. de C.V. (“CapLat”), an Odyssey Stockholder and Odyssey’s joint venture partner in connection with Odyssey’s Mexican Phosphate Project, to discuss the status of that business.

On December 3, 2025, Mr. Justh (acting in his capacity as a director of Odyssey and a representative of AOM) met with a representative of Stockholder A to discuss the Potential Transactions. Representatives of Stockholder A subsequently met with Mr. Gordon and CapLat to discuss the Potential Transactions.

On December 3, 2025, the Special Transaction Committee held a meeting attended by Ms. Fennessey and representatives of A&O Shearman and Moelis. During the meeting, representatives of A&O Shearman discussed fiduciary duty considerations, and representatives of Moelis discussed relative valuation approaches, potential methods of raising capital in anticipation of or in connection with the Potential Transactions, and related timing and structuring considerations. Ms. Fennessey also reviewed the exclusivity arrangements then in place with AOM, OML, and CIC Limited and discussed the potential need to extend such arrangements in the coming weeks.

On December 9, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss recent developments relating to the Potential Transactions. Mr. Gordon provided updates on ongoing discussions with Transocean and AOM. Representatives of A&O Shearman then provided an overview of potential approaches to the Mexican Phosphate Project in the context of the Potential Transactions, including considerations relating to valuation in discussions with AOM, the possible use of a contingent value right or similar mechanism, and the potential sale of Odyssey’s interest to its project partner or another third party.

On December 10, 2025, representatives of Cassels Brock & Blackwell LLP (“Cassels”) and Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to AOM, shared with representatives of A&O Shearman a term sheet describing proposed terms of the AOM Bridge Financing.

On December 15, 2025, Mr. Citron met with representatives of Stockholder A to discuss potential participation in the AOM Bridge Financing.

On December 16, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman and Moelis to discuss updates regarding the Potential Transactions, transaction-related financing, including the AOM Bridge Financing and a proposed AOM PIPE Financing, and the status of discussions with Citigroup Global Markets Inc. (“Citi”) and Cantor Fitzgerald & Co. (“Cantor”) regarding their potential engagement as joint placement agents for AOM in connection with the AOM PIPE Financing and capital markets advisor or financial advisor, as applicable, for AOM in connection with the Merger. Mr. Gordon updated the Special Transaction Committee on negotiations with OML and discussions with Transocean regarding the purchase of Transocean’s convertible debt in OML, noting substantial completion of negotiations, including agreement in principle on a $15.5 million purchase price, the preservation of a favorable conversion feature into OML equity, and Transocean’s commitment to invest $2 million of the sale proceeds into the AOM PIPE Financing. Mr. Justh then excused himself from the meeting. Ms. Fennessey subsequently updated the Special Transaction Committee on process and exclusivity matters. At the request of the Special Transaction Committee, Mr. Gordon also discussed the viability of transactions with potential alternative counterparties and confirmed that, other than AOM and the counterparties to the Potential Transactions, he was not aware of any parties that had expressed interest in a business combination, significant investment, or similar transaction involving Odyssey.

Following discussion, the Special Transaction Committee authorized Odyssey management to finalize documentation with Transocean and OML consistent with the terms discussed and to explore extending exclusivity with AOM.

On December 18, 2025, AOM provided Odyssey access to a virtual data room containing information and materials made available in connection with Odyssey’s evaluation of the Potential Transactions.

On December 23, 2025, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to review developments relating to the Potential Transactions. During the meeting, the Special Transaction Committee also authorized a 60-day extension of exclusivity with AOM, which extension was agreed to by AOM later that day.

Throughout January 2026, Odyssey, AOM, OML, CIC Limited, and their representatives and advisors continued drafting and negotiating documentation for the OML Transactions, the CIC Transactions, and the CIC LLC Transactions and alternatives for the Mexican Phosphate Project.

During January 2026 and early February 2026, Mr. Justh (acting in his capacity as a director of Odyssey and a representative of AOM), Mr. Gordon, and Mr. Citron met with representatives of Stockholder A, Stockholder B, and CapLat to discuss the Potential Transactions and conducted diligence on CIC Limited and its regulatory posture.

On January 29, 2026, representatives of Moelis discussed with representatives of Citi and Cantor the contemplated AOM PIPE Financing process, including marketing and the relative and pro forma valuation of the combined company.

On January 31 and February 1, 2026, Mr. Justh (acting in his capacity as a director of Odyssey and a representative of AOM), Mr. Citron, and Mr. Gordon participated in a series of meetings, including meetings with Stockholder A and Stockholder B, to discuss transaction value and relative valuation considerations, including a valuation of AOM of up to $1.25 billion valuation. The parties discussed the relative value such proposals would imply for Odyssey stockholders, and Stockholder A and Stockholder B expressed their views on appropriate relative equity allocations for Odyssey Stockholders to receive in the combined company. On February 1, 2026, Messrs. Gordon and Justh (acting in his capacity as a director of Odyssey and a representative of AOM) also participated in a call with a representative of CapLat regarding the status of the Potential Transactions and subsequently updated Mr. Siegel on the discussions relating to relative valuation.

Also on February 2, 2026, AOM executed a revenue participation agreement with CIC Limited and funded an initial $1.5 million under that agreement.

On February 4, 2026, A&O Shearman sent an initial draft of a term sheet describing certain principal terms of the proposed Merger Agreement (the “Merger Agreement Term Sheet”) to Cassels and Gibson Dunn. The Merger Agreement Term Sheet outlined the basic structure of a stock-for-stock merger pursuant to which Odyssey would acquire 100.0% of the outstanding equity interests of AOM, the anticipated process for effecting the transaction and related financing, including the conversion of the AOM Bridge Financing and the concurrent AOM PIPE Financing, the general framework for determining the merger consideration, key approval and closing conditions, and other customary transaction terms.

On February 5, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management, Mr. Justh, and representatives of A&O Shearman and Moelis, at which Mr. Justh provided an update regarding developments relating to AOM and the Potential Transactions, including that AOM was close to completing the AOM Bridge Financing in an aggregate amount of approximately $75.6 million. Following Mr. Justh’s departure from the meeting, the Special Transaction Committee discussed and considered certain financial aspects relating to the Potential Transaction reviewed by representatives of Moelis, as well as AOM’s stated position regarding relative valuation (which was based on principles set forth in the final AOM Proposal

Letter, including determining Odyssey’s value by reference to market trading prices and AOM’s value by reference to the AOM PIPE Financing), the potential role of the anticipated AOM PIPE Financing in informing valuation considerations, and Odyssey’s liquidity position and related financing alternatives. Following this discussion, the Special Transaction Committee noted that it would continue to further evaluate approach to relative valuation in the Potential Transactions, including in light of investor feedback received in connection with the AOM PIPE Financing.

Also on February 5, 2026, Gibson Dunn sent A&O Shearman an initial draft of a term sheet describing the principal terms of a proposed separation of the Mexican Phosphate Project (the “Mexican Separation Term Sheet”). The Mexican Separation Term Sheet contemplated a transaction pursuant to which Odyssey would transfer the Mexican Phosphate Project to a newly formed holding company to be separated from Odyssey through a pre-closing spin-off to Odyssey stockholders or, if a spin-off was not completed, through the issuance of contingent value rights entitling Odyssey stockholders to receive any net proceeds from a future monetization of such assets, generally subject to a five-year term.

On February 6, 2026, representatives of Gibson Dunn provided A&O Shearman with a revised draft Merger Agreement Term Sheet. The revised draft reflected a proposed preliminary valuation for AOM of $1.25 billion, increased by proceeds from the AOM Bridge Financing and AOM PIPE Financing, and assumed that AOM, together with Odyssey’s existing interests, would own up to 100.0% of OML and approximately 45.8% of CIC Limited following completion of related transactions. The revised term sheet contemplated that the merger consideration would consist solely of newly issued shares of Odyssey Common Stock, with the aggregate share consideration determined based on the 30-day volume-weighted average trading price of Odyssey Common Stock prior to public announcement, and allocated pro rata among AOM Stockholders, including investors in the AOM Bridge Financing and AOM PIPE Financing. The revised term sheet further contemplated that AOM would designate the combined company’s board and management and included, as conditions to closing or pre-closing steps, the completion of a royalty sale by AOM and, with respect to the Mexican Phosphate Project, either a contingent value right structure or a spin-off of such assets prior to closing.

During the first two weeks of February 2026, AOM closed on the AOM Bridge Financing through the issuance of AOM Bridge Debentures.

On February 10, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to review the revised Merger Agreement Term Sheet and the Mexican Separation Term Sheet. During the meeting, Mr. Gordon and Ms. Fennessey reviewed the principal terms of the revised Merger Agreement Term Sheet, including the approach to valuing Odyssey in the Potential Transactions and the contemplated pre-closing royalty sale, and a representative of A&O Shearman reviewed the Mexican Separation Term Sheet. The Special Transaction Committee and its advisors also discussed structuring considerations for the Mexican Phosphate Project, including potential separation alternatives, feasibility and timing considerations, and related funding issues.

On February 11, 2026, Mr. Gordon spoke with Mr. Citron regarding certain deal-related issues. Mr. Citron proposed a relative pre-money valuation framework under which AOM and Odyssey would be valued on a 90%–10% basis, with both parties thereafter subject to pro rata dilution based on capital raised in connection with the transaction.

Also on February 11, 2026, Odyssey sent a revised draft of the Merger Agreement Term Sheet to AOM, which contemplated a phased marketing process for the AOM PIPE Financing intended to inform agreement on AOM’s valuation for purposes of the transaction (with Odyssey’s value to be agreed by the parties in connection with that process) and noted the need to agree on an appropriate minimum size for the AOM PIPE Financing that would both validate third-party investor views on AOM’s valuation and to provide sufficient capital for the combined company to fund the cash portions of the CIC Limited and OML acquisitions and execute its business plan.

On February 12, 2026, AOM sent a further revised draft of the Merger Agreement Term Sheet to Odyssey and the Special Transaction Committee met with representatives of A&O Shearman and Moelis to review the revised term sheet. Mr. Gordon noted that the revised term sheet reflected a post-closing ownership allocation of approximately 90% to AOM stockholders and 10% to pre-closing Odyssey stockholders and an implied valuation of up to $1.25 billion for AOM. Mr. Gordon further noted that, based on such ownership allocations and such valuation range of AOM (if achieved in the AOM PIPE Financing), Odyssey’s implied valuation was approximately $139 million. Mr. Gordon also noted that the revised term sheet contemplated allocating Odyssey’s interest in the Mexican Phosphate Project to pre-closing Odyssey stockholders through a spin-off (or similar transaction) or a contingent value right structure. Representatives of Moelis and the Special Transaction Committee discussed the proposed ownership allocation and the requirement that AOM consummate the AOM PIPE Financing with gross proceeds of at least $25 million, including potential investor feedback, its interaction with the AOM Bridge Financing, and the sufficiency of aggregate financing to fund transaction-related uses and post-closing operations. The Special Transaction Committee directed management and its advisors to reflect in a revised term sheet a minimum valuation framework for Odyssey based on the 30-day volume-weighted average trading price of Odyssey Common Stock. Mr. Gordon expressed his view that the revised economic terms proposed by AOM represented the most favorable outcome likely achievable through further negotiations.

Later on February 12, 2026, A&O Shearman sent a further revised draft of the Merger Agreement Term Sheet to Cassels and Gibson Dunn. As directed by the Special Transaction Committee, the revised draft provided, among other changes, that the exchange ratio under the Merger Agreement would be subject to a minimum implied equity valuation for Odyssey equal to its 30-day volume-weighted average trading price, and that Odyssey’s obligation to close the Merger would be subject to certain additional conditions, including (i) AOM having, at the closing of the Merger, a minimum cash balance sufficient to fund the cash consideration payable in connection with the CIC Limited and OML acquisitions and to provide adequate post-closing working capital for the combined company, in an amount to be mutually agreed by AOM and Odyssey, and (ii) AOM’s NOAA application remaining pending and not having been withdrawn, denied, or made subject to any condition or determination that would reasonably be expected to materially and adversely affect the combined company’s ability to execute its business plan. The parties then worked to finalize the Merger Agreement Term Sheet, which was executed by Odyssey and AOM the following day.

Also on February 12, 2026, AOM engaged Cantor as a joint placement agent in connection with the AOM PIPE Financing and financial advisor in connection with the Merger pursuant to an engagement letter dated as of February 12, 2026, joined by Odyssey pursuant to an amended and restated joinder dated May 22, 2026.

On February 16, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss structuring, financing, governance, and other considerations relating to the potential separation of the Mexican Phosphate Project.

Also on February 16, 2026, Mr. Gordon, Ms. Pommeraud, and Ms. Fennessey met with representatives of Stockholder A and Stockholder B to outline a proposed plan for a potential separation of the Mexican Phosphate Project.

Also on February 16, 2026, AOM engaged Citi as a joint placement agent in connection with the AOM PIPE Financing and capital markets advisor in connection with the Merger.

On February 19, 2026, representatives of Odyssey, AOM, and their respective representatives participated in a joint meeting hosted by Citi and Cantor to discuss the AOM PIPE Financing process. Later in February, Citi and Cantor commenced investor outreach for the AOM PIPE Financing. Prospective investors were identified through a combination of AOM’s existing investor relationships and introductions made by Citi and Cantor. Certain of the investors that ultimately participated in the AOM PIPE Financing had pre-existing investment relationships with AOM or its affiliates or related entities, including certain investors that had previously invested in the AOM Bridge Financing, certain investors that were historical investors in CIC Limited, one investor whose affiliate was a historical investor in Odyssey and one investor that was a historical investor in OML. None of Odyssey, its management or its representatives (other than Mark Justh in his capacity as the CEO of AOM) participated in the identification or selection of the AOM PIPE Investors. Draft documentation for the AOM PIPE Financing was circulated among the parties and to investors during the month of March.

In parallel with investor outreach, the terms of the AOM PIPE Financing were negotiated among AOM’s executive management, Citi and Cantor and the lead AOM PIPE Investor, which had no pre-existing relationship with AOM. The principal economic and other terms negotiated with the lead AOM PIPE Investor, including the purchase price and the terms of the AOM PIPE Warrants, served as the basis for the terms offered to the other AOM PIPE Investors. In determining those terms, AOM and its financial advisors considered, among other factors, prevailing market conditions, the proposed Merger and the associated valuation, the amount of capital sought to be raised, investor demand and customary terms for private investments in public equity. None of Odyssey, its management or its representatives (other than Mark Justh in his capacity as the CEO of AOM) participated in the negotiation of the economic terms of the AOM PIPE Financing.

On February 20, 2026, representatives of Odyssey circulated an initial draft of the Merger Agreement to AOM.

On February 23, 2026, Mr. Gordon met with a representative of Poplar Falls LLC (“Poplar Falls”) to discuss a potential separation of the Mexican Phosphate Project, which would include a proposed release of Odyssey of its obligations relating to litigation funding provided by Poplar Falls.

On March 3, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the status of the AOM PIPE Financing, ongoing negotiations of a draft Merger Agreement between Odyssey and AOM, and proposals for a potential separation of Odyssey’s interest in the Mexican Phosphate Project. The Special Transaction Committee also discussed Odyssey’s anticipated financing needs and management’s proposed strategies to raise capital to fund Odyssey’s operations.

On March 5, 2026, following approval by the Special Transaction Committee, Odyssey and AOM agreed to extend exclusivity to April 6, 2026.

On March 5, 2026, Mr. Gordon and Mr. Citron met separately with a representative of Poplar Falls to discuss the proposed separation of the Mexican Phosphate Project and the consents required from Poplar Falls to release the litigation funding obligations of Odyssey.

Also on March 5, 2026, Gibson Dunn shared a revised draft of the Merger Agreement with A&O Shearman.

On March 10, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss a revised draft of the Merger Agreement received from AOM’s counsel and the key open issues and related considerations raised by that draft, including matters relating to a potential spin-off of the Mexican Phosphate Project and Odyssey’s ability to obtain financing to fund itself between signing and closing of the Potential Transactions. During the meeting, Odyssey’s management and representatives of A&O Shearman provided updates regarding the status of the AOM PIPE Financing and terms of the CIC Limited and OML transaction documents. The Special Transaction Committee also discussed the potential structure of a Mexican Phosphate Project spin-off, including issues relating to the potential transfer or release of the litigation financing obligations and the likely requirements of Poplar Falls as the litigation funder, related discussions with CapLat, and the status of Odyssey’s NAFTA arbitration related to the Mexican Phosphate Project mining concessions. Moelis further provided an update on the financial analyses being undertaken in connection with the Potential Transactions, the status of the AOM PIPE Financing efforts, and the potential impact of recent market volatility on that process.

On March 12, 2026, a representative of J.P. Morgan emailed Mr. Gordon requesting a call on behalf of an unidentified client interested in exploring a potential M&A opportunity with Odyssey. At the next meeting of the Special Transaction Committee on March 17, 2026, the Special Transaction Committee was informed of the J.P. Morgan inquiry and discussed potential responses. Following discussions with AOM and AOM’s counsel, and in light of the mutual exclusivity agreement between Odyssey and AOM, Mr. Gordon did not respond to the J.P. Morgan inquiry, and no further follow-up from J.P. Morgan was received.

Also on March 12, 2026, representatives of Odyssey shared a revised draft of the Merger Agreement with AOM.

On March 17, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the status of the Potential Transactions. During the meeting, representatives of Moelis updated the Special Transaction Committee on the status of the financial analyses being undertaken in connection with the Potential Transactions.

On March 20, 2026, AOM entered into agreements with OML and related parties intended to advance AOM’s strategic relationship with OML and its broader activities in the Cook Islands. These agreements included the OML Unit Purchase Agreement pursuant to which AOM agreed to make equity investments in OML and obtained rights, subject to specified conditions, to increase its ownership interest in OML over time. In connection with this agreement, AOM funded a portion of the contemplated investment and received OML equity interests.

On the same date, AOM and OML entered into the OML Collaboration MOU pursuant to which the parties agreed to cooperate across a range of operational, technical, regulatory, environmental, and commercial areas, including data sharing, joint technical development, processing technologies, logistics coordination, vendor negotiations, and engagement with governmental and regulatory authorities. AOM also entered into the OML Equity Exchange Commitment Letter with certain existing OML equityholders pursuant to which such equityholders agreed, subject to the terms and conditions of the definitive exchange agreement, to exchange a portion of their OML equity interests for shares of Odyssey Common Stock following completion of the Merger.

Also on March 20, 2026, AOM entered into the OML RPA with MML and OML providing a guarantee, pursuant to which AOM was granted a perpetual revenue participation interest in certain mineral proceeds derived from licensed seabed areas in the Cook Islands, subject to specified limitations. In addition, AOM entered into the Debt Assignment Agreement pursuant to which it acquired outstanding indebtedness of OML, which AOM subsequently converted into OML equity. The material terms of these agreements, and the transactions contemplated thereby, are described in greater detail in the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Merger.”

In discussions on March 20 and March 23, 2026, Mr. Gordon and Mr. Citron discussed a number of open transaction issues that would need to be resolved prior to finalizing the Merger Agreement, including AOM’s assignments of royalty agreements, the minimum cash required at closing, the financial information required for Moelis to complete its financial analyses, Odyssey’s plans to raise capital to fund its operations between signing and closing of the Merger Agreement, and the proposed separation of the Mexican Phosphate Project, including the related release of litigation funding obligations and post-closing services to be provided by the combined company to the divested project.

On March 23, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the status of the AOM PIPE Financing process, including the expected aggregate amount of the financing, its proposed structure, and the implied valuation of the combined company. During the meeting, a representative of A&O Shearman reviewed the principal conditions to closing set forth in the draft Merger Agreement. With respect to the proposed separation of the Mexican Phosphate Project, the Special Transaction Committee discussed Poplar Falls’ requests for a consent fee and modifications to existing warrants to purchase Odyssey Common Stock, as well as a potential financing of ORM HoldCo by Stockholder A and Stockholder B, and the potential dilutive effects of such financing on other Odyssey Stockholders.

On March 24, 2026, representatives of AOM shared a revised draft of the Merger Agreement with Odyssey.

On March 30, 2026, Odyssey received from Mr. Citron a term sheet (the “Mexico Financing Term Sheet” and, together with the Mexican Separation Term Sheet, the “Mexico Term Sheets”), provided by Poplar Falls, setting forth terms for a proposed financing of ORM HoldCo in connection with the proposed separation of the Mexican Phosphate Project. The Mexico Financing Term Sheet contemplated, among other things: a pre-financing valuation of ORM HoldCo equal to $5 million; the issuance of common stock of ORM Holdco (“ORM HoldCo Common Stock”) to the ORM Trust with a value equal to such pre-financing valuation; the initial capitalization of ORM Holdco with an aggregate of $6 million of convertible preferred equity investments from Drumcliffe, Stockholder A and Stockholder B (the “Proposed ORM HoldCo Investors”), which would accrue 10% PIK interest per annum; the issuance to the Proposed ORM HoldCo Investors of warrants for ORM HoldCo Common Stock equal to 15% of the principal amount of their respective preferred investments, with a strike price of $0.10 per share; control of ORM HoldCo by a board of five directors (the “ORM HoldCo Board”) comprising one director designated by each Proposed ORM HoldCo Investor, one director designed by the ORM Trust and one independent director to be mutually agreed; the assignment by Odyssey to ORM HoldCo of all of Odyssey’s liabilities under its international claims enforcement agreement with Poplar Falls (the “ICEA”) relating to Odyssey’s NAFTA arbitral award, and Poplar Falls’ consent to release Odyssey from such liabilities; and certain amended rights of the parties under the ICEA, including a cap on Poplar Falls’ potential recovery under the ICEA.

On March 30, 2026, Mr. Citron informed Mr. Gordon that certain key potential investors in the AOM PIPE Financing had requested a limitation on Odyssey’s ability to issue equity between signing and closing of the Potential Transactions (the “Standstill Provision”). In response, Mr. Gordon and Mr. Citron discussed Odyssey’s anticipated funding needs during that period and began discussions regarding the potential for AOM to provide funding for Odyssey prior to closing.

On March 31, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss updates regarding the Potential Transactions and the AOM PIPE Financing, including AOM’s expectation of a combined pre-money company valuation of approximately $750.0 million, and AOM’s request for the Standstill Provision. The Special Transaction Committee noted that such valuation, which was below the upper end of the valuation range for the combined company implied by the terms of the executed Merger Agreement Term Sheet, together with the anticipated 90%-10% ownership split between AOM and Odyssey, implied an equity value of approximately $675.0 million for AOM and approximately $75.0 million for Odyssey. Representatives of Moelis reviewed preliminary financial analyses relating to the Potential Transactions, which the Special Transaction Committee discussed, including in light of considerations related to Odyssey’s historical challenges in accessing capital.

On April 1, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis to discuss the Potential Transactions. Representatives of A&O Shearman, Moelis, and Odyssey’s management also provided updates regarding the status of the AOM PIPE Financing and outstanding transaction issues. The Special Transaction Committee discussed developments relating to the proposed separation of the Mexican Phosphate Project, including the terms of the Mexico Financing Term Sheet. Management updated the Special Transaction Committee on related discussions with AOM, which was not prepared to provide such financing, and on the dilutive implications of the proposed financing structure for Odyssey Stockholders’ indirect interests in ORM HoldCo, as well as potential alternative sources of financing. Representatives of A&O Shearman discussed structural and legal considerations relating to the proposed separation of the Mexican Phosphate Project, and Mr. Gordon also updated the Special Transaction Committee on discussions with Poplar Falls regarding the proposed transfer or release of Odyssey’s obligations under the existing litigation funding arrangement, including Drumcliffe’s request for a consent fee and modifications to the terms of its warrants. At the conclusion of the meeting, the Special Transaction Committee directed management and its advisors to continue discussions regarding the proposed ORM HoldCo financing and related Poplar Falls matters.

On April 3, 2026, Mr. Gordon and Ms. Fennessey met with a representative of Poplar Falls to discuss the proposed Mexican Phosphate Project divestment, proposed financing for ORM HoldCo, and related litigation funding issues. Following such discussion, Ms. Fennessey sent to such representative of Poplar Falls and its counsel updated drafts of the Mexico Term Sheets contemplating, among other things, the following changes to the terms therein: a pre-financing valuation of ORM HoldCo equal to $0.10 per share of outstanding Odyssey Common Stock (approximately $5.8 million as of such date); the issuance to the Proposed ORM HoldCo Investors of warrants for ORM HoldCo Common Stock equal to 18% of the principal amount of their respective preferred investments; the ORM HoldCo Board be comprising one director designated by each Proposed ORM HoldCo Investor and two independent directors to be designated by Odyssey; a requirement that the financing provided by the Proposed ORM HoldCo Investors be used to fund the expenses of the ORM Trust in addition to the expenses of ORM HoldCo; and indemnification by ORM HoldCo of Odyssey and AOM for, among other things, any liabilities relating to the ORM Trust and the formation of ORM HoldCo.

Also on April 3, 2026, Messrs. Siegel and Gordon met with Mr. Citron and Mr. F. Vettese to discuss open transaction issues. After noting the $750.0 million combined company valuation from the AOM PIPE Financing, Mr. Citron indicated that AOM was seeking adjustments to the terms of the Proposed Transactions that would reduce Odyssey’s implied transaction valuation by approximately $28 million from the $75 million valuation reflected in the previously contemplated 90%-10% relative equity allocation between AOM and Odyssey. These adjustments would result in a revised relative equity allocation of approximately 94.0% to AOM and 6.0% to Odyssey to reflect the interim funding to be provided by AOM to Odyssey (the “AOM Loan”), Odyssey’s anticipated transaction expenses, valuation and financing matters related to the Mexican Phosphate Project, the consent fee expected to be payable to Drumcliffe, and anticipated severance and retention costs of Odyssey or the combined company (collectively, the “AOM Reduction Items”).

In the morning of April 4, 2026, representatives of Moelis met with Mr. Citron and Mr. F. Vettese to further discuss AOM’s positions regarding the AOM Reduction Items and the related proposed adjustments to the relative equity allocations.

On April 4, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Mr. Gordon updated the Special Transaction Committee on the call he and Mr. Siegel had participated in the prior evening and reported that Mr. Citron indicated that AOM was prepared to pursue alternative transactions if agreement could not be reached on the AOM Reduction Items. Representatives of Moelis also summarized the separate call they had participated in earlier that day with AOM and noted that AOM had asserted that the AOM Reduction Items, and resulting relative value allocations, were appropriate in light of market conditions, Odyssey-specific factors, and AOM’s capital-raising capabilities and other attributes. Representatives of A&O Shearman then led a discussion of potential responses and related fiduciary, timing, and process considerations, and Moelis reviewed the AOM Reduction Items, related transaction history, potential responses, and the anticipated impact of the proposed revisions on Odyssey Stockholders in the Potential Transactions. At the conclusion of the meeting, the Special Transaction Committee determined that Mr. Siegel would inform AOM that the proposed adjustments to the relative value allocation were not acceptable and that the Special Transaction Committee remained prepared to finalize transaction documentation on terms consistent with the Merger Agreement Term Sheet (including the 90%–10% relative equity allocations). The Special Transaction Committee further determined that a limited adjustment to the relative equity allocation could ultimately be appropriate to reflect interim funding by AOM. Following the meeting, Mr. Siegel sent the agreed communication to AOM, and Mr. Citron subsequently called Mr. Siegel to seek to clarify the Special Transaction Committee’s position.

On April 6, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Mr. Siegel reported on his call with Mr. Citron that occurred on April 4, 2026, following Mr. Siegel’s communication of the Special Transaction Committee’s position to AOM, and the Special Transaction Committee discussed the status of the Potential Transactions and possible next steps. Representatives of Moelis reviewed analyses regarding the AOM Reduction Items and their potential impact on relative equity allocations. The Special Transaction Committee further discussed the AOM Reduction Items, Odyssey’s liquidity position, and recent trading performance of Odyssey Common Stock, and determined that it could be appropriate to propose revised relative equity allocations of approximately 91.0% to AOM and 9.0% to Odyssey, which, based on the $750.0 million combined company valuation from the AOM PIPE Financing, would correspond to an implied equity value of approximately $67.5 million for Odyssey and approximately $682.5 million for AOM, subject to further analysis and resolution of remaining issues. At the conclusion of the meeting, the Special Transaction Committee approved transmission of an issues list to AOM, reflecting positions discussed in the meeting, including a placeholder regarding final relative equity allocations.

On April 6, 2026, a representative of A&O Shearman and Ms. Fennessey participated in a meeting with legal counsel to Poplar Falls to discuss the proposed separation of the Mexican Phosphate Project and related litigation funding obligations.

On April 6, 2026, Mr. Citron informed Mr. Gordon that AOM would be willing to accept a revised relative equity allocation of 92.0% to AOM and 8.0% to Odyssey.

Later on April 6, 2026, the Special Transaction Committee held an additional meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Representatives of Moelis reviewed further preliminary financial analyses, including regarding the AOM Reduction Items and their potential impact on relative equity allocations. Representatives of A&O Shearman and Ms. Fennessey updated the Special Transaction Committee on discussions earlier that day with AOM and its advisors and reviewed the status of negotiations regarding the AOM Loan, transaction conditionality relating to the proposed separation of the Mexican Phosphate Project (including discussions with Drumcliffe), anticipated separation-related funding costs, and the minimum cash closing condition. Following discussion, the Special Transaction Committee approved the transmission to AOM of an updated issues list reflecting the Special Transaction Committee’s positions, including proposed relative equity allocations of 91.0% to AOM (pre-AOM Bridge Financing and AOM PIPE Financing) and 9.0% to Odyssey, and authorized Mr. Siegel, Odyssey management, and the Special Transaction Committee’s advisors to continue negotiations toward signing definitive transaction documentation.

Following the completion of this meeting of the Special Transaction Committee early in the morning of April 7, 2026, Mr. Siegel transmitted an updated issues list to AOM proposing relative equity allocations of 91.0% to AOM and 9.0% to Odyssey, subject to acceptable resolution of all remaining business issues identified in the issues list. The issues list indicated the Special Transaction Committee’s position on these issues, including that the $2 million Drumcliffe consent fee would be satisfied by issuance of AOM equity, the AOM Loan would be in the amount of up to $10 million with an additional $5.5 million delayed-draw tranche, the minimum cash closing condition would be $100 million and that the completion of the separation of the Mexican Phosphate Project would be a mutual condition to closing (the “Mexico Condition”). AOM subsequently indicated its agreement with these proposed terms, subject to certain modifications (including that the AOM Loan would not include the delayed-draw tranche and that the Mexico Condition would be in favor of AOM only).

During the morning of April 7, 2026, the Special Transaction Committee held a meeting attended by members of Odyssey’s management and representatives of A&O Shearman and Moelis. Mr. Siegel reported on discussions with AOM following transmission of the Special Transaction Committee’s positions, noting that AOM had agreed to relative equity allocations in the combined company of 91.0% to AOM and 9.0% to Odyssey, that most remaining issues appeared close to resolution and that AOM had taken the position that the Mexico Condition would be in favor of AOM only. The Special Transaction Committee discussed alternative approaches to Merger Agreement conditionality relating to the Mexican Phosphate Project separation and authorized Mr. Siegel and Odyssey’s management to continue discussions with AOM to determine whether AOM would reconsider its position on approach to the Mexico Condition.

During the day on April 7, 2026, Messrs. Siegel and Gordon participated in discussions with Mr. Citron to discuss the Mexico Condition, including the status of negotiations with other parties regarding the Mexican Phosphate Project separation.

Later in the evening of April 7, 2026 (and continuing into the early morning of April 8, 2026), the Odyssey Board and the Special Transaction Committee held a joint meeting with representatives of Moelis and A&O Shearman in attendance. Prior to inviting Mr. Justh to join the meeting (acting in his capacity as a director of Odyssey), Messrs. Siegel and Gordon updated the Special Transaction Committee on discussions with AOM regarding the Mexico Condition, noting that AOM remained firm that the condition should be in favor of AOM only. After discussion of considerations related to that position, and anticipated benefits of the Merger to Odyssey Stockholders independent of the potential Mexican Phosphate Project separation, the Special Transaction Committee determined to accept AOM’s position on the Mexico Condition. A representative of Moelis provided the Special Transaction Committee with updated relationship disclosure regarding AOM and other transaction participants which was consistent with its previously provided disclosures. Mr. Justh then joined the meeting and representatives of Moelis reviewed Moelis’s financial analysis of the Merger. At the request of the Special Transaction Committee, Moelis then rendered its oral opinion to the Special Transaction Committee, which was subsequently confirmed in writing, as to, as of April 8, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken as set forth in Moelis’s written opinion, the fairness, from a financial point of view, of the Exchange Ratio in the Merger to Odyssey (as more fully described in the section of this proxy statement/prospectus entitled “The Merger— Opinion of the Financial Advisor to the Special Transaction Committee”). Representatives of A&O Shearman discussed fiduciary considerations and the terms of the Merger Agreement and related transaction documents, and Mr. Gordon discussed Odyssey’s alternatives and funding challenges absent a transaction. Following discussion, the Special Transaction Committee unanimously approved resolutions determining that Merger Agreement and the Proposed Transactions are fair to, and in the best interests of, Odyssey and Odyssey’s unaffiliated stockholders, approving the Merger Agreement, the related transaction agreements providing for the Proposed Transactions, and the Merger and other Proposed Transactions and recommending that the Odyssey Board approve the same. The Odyssey Board then unanimously approved resolutions determining that the Merger Agreement and the Proposed Transactions are fair to, and in the best interests of, Odyssey and Odyssey’s unaffiliated stockholders and approving the Merger Agreement, the related transaction agreements providing for the Proposed Transactions, and the Merger and other Proposed Transactions.

On April 8, 2026, prior to market open, the parties to the Proposed Transactions executed the transaction agreements, including the Merger Agreement, the PIPE Subscription Agreement, the OML Agreements, the CIC Limited Agreements, and the Note Purchase Agreement, and jointly announced the transactions in a press release issued by AOM and Odyssey. On the same day, the AOM Support Agreement and the Odyssey Support Agreement were executed, with the Odyssey Support Agreement being entered into by, among others, Stockholder A and Stockholder B.

On April 17, 2026, counsel for Poplar Falls sent to AOM, and AOM forwarded to Odyssey, revised drafts of the Mexico Term Sheets contemplating, among other things, the following changes to the terms therein: an equity pledge by ORM HoldCo to Poplar Falls to secure ORM HoldCo’s obligations under the ICEA following its assignment by Odyssey; in exchange for Poplar Falls’ consent to the release of Odyssey’s obligations under the ICEA, a repricing of Poplar Falls’ existing warrants to purchase Odyssey Common Stock to set the exercise price thereof to $0.01 per share; payment by Odyssey of the legal expenses incurred or to be incurred by Poplar Falls in connection with the proposed financing; a requirement that Odyssey obtain CapLat’s consent to the proposed separation of the Mexican Phosphate Project from Odyssey; the ORM HoldCo Board comprising one director designated by each Proposed ORM HoldCo Investor, one director designated by Poplar Falls, and one mutually agreed independent director; a requirement that Odyssey, and not the financing provided by the Proposed ORM HoldCo Investors, fund the expenses of the ORM Trust; and indemnification by Odyssey of ORM HoldCo for any liabilities relating to the ORM Trust and the formation of ORM HoldCo.

Between April 17, 2026, and May 10, 2026, representatives of Odyssey and AOM engaged in further negotiations with representatives of Poplar Falls regarding the terms of the Mexico Term Sheets.

On May 10, 2026, Odyssey, AOM and Poplar Falls concluded their negotiation of the Mexico Term Sheets and signed an updated version of the Mexico Term Sheets setting forth mutually agreed, but still non-binding, terms for the separation of the Mexican Phosphate Project and the financing of ORM HoldCo and the ORM Trust (the “Non-Binding Mexico Financing Terms”) to be used in the preparation and negotiation of definitive documentation therefor. The Non-Binding Mexico Financing Terms include the following terms:

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a pre-financing valuation of ORM HoldCo equal to $0.10 per share of outstanding Odyssey Common Stock (approximately $[●] million as of the date of this proxy statement/prospectus), and the issuance of ORM HoldCo Common Stock to the ORM Trust with a value equal to such pre-financing valuation;

•	the purchase by the ORM HoldCo Investors of an aggregate of $6 million of convertible preferred equity issued by ORM HoldCo, which would accrue 10% PIK interest per annum;

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the issuance to the Proposed ORM HoldCo Investors of warrants for ORM HoldCo Common Stock equal to 18% of the principal amount of their respective preferred investments, with a strike price of $0.10 per share;

•	a five-member ORM HoldCo Board comprising one director designated by each Proposed ORM HoldCo Investor, one director designated by Poplar Falls, and one mutually agreed independent director;

•	the assignment by Odyssey to ORM HoldCo of all of Odyssey’s liabilities under the ICEA and Poplar Falls’ consent to release Odyssey from such liabilities;

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in exchange for Poplar Falls’ consent to the release of Odyssey’s obligations under the ICEA, either (i) a repricing of Poplar Falls’ existing warrants to purchase Odyssey Common Stock to set the exercise price thereof to $0.01 per share or (ii) a cash payment equal to $500,000;

•	no equity pledge by ORM HoldCo to Poplar Falls to secure ORM HoldCo’s obligations under the ICEA following its assignment by Odyssey;

•	no requirement that Odyssey obtain CapLat’s consent to the proposed separation of the Mexican Phosphate Project from Odyssey;

•	payment by each party of its own legal expenses incurred or to be incurred in connection with the separation of the Mexican Phosphate Project and the proposed ORM HoldCo financing;

•	certain amended rights of the parties under the ICEA, including a cap on Poplar Falls’ potential recovery under the ICEA;

•	a requirement that the financing provided by the Proposed ORM HoldCo Investors be used to fund the agreed expenses of the ORM Trust in addition to the expenses of ORM HoldCo; and

•	indemnification by Odyssey of ORM HoldCo for any liabilities relating to the ORM Trust and the formation of ORM HoldCo.

Since May 10, 2026, the Odyssey, AOM and Poplar Falls and their respective representatives have been preparing and negotiating definitive agreements based on the Non-Binding Mexico Financing Terms, but as of the date of this proxy/statement prospectus, definitive terms have yet to be agreed.

Odyssey’s Reasons for the Merger

Establishment of Special Transaction Committee

On October 1, 2025, the Odyssey Board established the Special Transaction Committee, consisting entirely of independent and disinterested directors, and delegated to it exclusive authority with respect to the evaluation of potential strategic transactions with AOM, CIC Limited, CIC LLC, and OML. In particular, the Special Transaction Committee was authorized, among other things, to (a) evaluate and pursue any such potential transaction or any potential alternative transaction, (b) retain, compensate, and oversee independent legal, financial, tax, accounting, valuation, and other advisors of its choosing, (c) receive and consider information, proposals, and recommendations from Odyssey’s management and legal and financial advisors, (d) negotiate, reject, determine not to pursue, or, subject to applicable law, approve any potential transaction and the execution and delivery of related definitive agreements, (e) make recommendations to the Odyssey Board regarding any potential transaction or alternative transaction, and (f) take such other actions as the Special Transaction Committee deemed necessary or appropriate in carrying out its responsibilities. The Odyssey Board further resolved that it would not approve any such potential transactions without a prior favorable recommendation of the Special Transaction Committee.

Recommendations of the Special Transaction Committee and the Odyssey Board

At a meeting held on April 7, 2026, after extensive consultation with, and acting with the advice of, its own independent legal and financial advisors, the Special Transaction Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the transactions with OML, CIC Limited, and CIC LLC, are fair to, advisable, and in the best interests of Odyssey and its unaffiliated stockholders, (ii) approved the Merger Agreement and the related transaction documents and the transactions contemplated thereby, and (iii) recommended that the Odyssey Board approve the Merger Agreement and the transactions contemplated thereby and submit the Nasdaq Proposals and the Share Increase Proposal to Odyssey’s stockholders for approval, and that the Odyssey Board recommend that the Odyssey Stockholders approve the foregoing.

The Special Transaction Committee’s recommendation was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

Process and Consideration of Alternatives

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the belief that, after extensive negotiations regarding transaction terms and a review of strategic alternatives, including the prospects of continuing to operate under Odyssey’s standalone plan, the Merger reflected the most favorable terms reasonably available to Odyssey and its unaffiliated stockholders;

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the process conducted by the Special Transaction Committee over a period of more than seven months, including thirty-six formal meetings held prior to the execution of the Merger Agreement, the active engagement of each committee member, and the Special Transaction Committee’s understanding that it was under no obligation to recommend any transaction;

Financial Terms

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the fact that the Exchange Ratio is fixed, with no adjustment in the number of shares of Odyssey Common Stock to be received by AOM Stockholders as a result of possible increases or decreases in the trading price of the Odyssey Common Stock following the announcement of the Merger, which the Special Transaction Committee believed was consistent with market practice for transactions of this type and with the strategic purpose of the Merger and beneficial to the unaffiliated stockholders compared to other transaction structures;

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the financial analyses reviewed and discussed with the Special Transaction Committee by representatives of Moelis in connection with the consideration by the Special Transaction Committee of the proposed Merger, as well as the oral opinion of Moelis rendered to the Special Transaction Committee, subsequently confirmed in writing, to the effect that, as of April 8, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken as set forth in Moelis’s written opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey, as described in more detail in “—Opinion of the Financial Advisor to the Special Transaction Committee;”

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the transaction’s implied pro forma equity value of approximately $1 billion and more than $230 million of equity capital raised or committed prior to and in connection with signing, including over $155 million of private placement commitments and a $75 million pre-public financing completed by AOM in February 2026;

Prospects of Odyssey

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Odyssey’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and prospects, as well as Odyssey’s standalone plan in the event it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, the risks and uncertainties associated with executing the standalone plan, and the potential impact of these factors on the future trading price of Odyssey Common Stock, including risks related to:

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the early-stage and capital-intensive nature of deep-sea critical minerals exploration and development, including the absence of operating revenues from commercial production, continued operating losses, and the need for significant additional capital to advance exploration, environmental studies, regulatory processes, and project development activities prior to establishing commercial viability;

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regulatory, permitting, and geopolitical risks inherent in deep-sea mining activities, including uncertainty regarding applicable regulatory regimes, timing and outcome of permitting processes, environmental review requirements, and evolving international, national, and regional policy frameworks governing seabed mineral exploration and development;

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Odyssey’s historical dependence on external financing to fund operations, the uncertainty surrounding the timing, availability, and cost of future financing on acceptable terms, and the risk that such financing, if available, could result in significant dilution to existing stockholders;

•	the historical and then-current trading prices, trading volumes, and liquidity of Odyssey Common Stock;

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technical, operational, and execution risks associated with offshore exploration activities, including risks related to vessel availability, equipment performance, weather conditions, environmental compliance, and the integration and advancement of exploration technologies;

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competitive dynamics within the deep-sea minerals and broader critical minerals sectors, including competition for capital, regulatory approvals, strategic partnerships, and technical expertise, as well as the impact of such competition on Odyssey’s ability to advance its projects and execute its standalone strategy;

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the costs, management time, and other burdens associated with continuing to operate as an independent public company, particularly in light of Odyssey’s scale, funding requirements, and limited internal resources;

•	the other risks and uncertainties identified in Odyssey’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025;

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the belief, after consideration of the factors described above, that the consummation of the transactions contemplated by the Merger Agreement represented the best reasonably available alternative for maximizing value to Odyssey Stockholders under the circumstances;

Benefits of the Combined Company

•	the financial capacity of the combined company following the Merger, including its anticipated cash balance and committed equity financing, as compared to Odyssey’s historical and anticipated financing constraints on a standalone basis, and the belief that this enhanced financial capacity would better support near-term operational and development objectives;

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the belief that the combined company, as a larger, better-capitalized public company with a strengthened balance sheet, would be expected to have access to capital on more favorable terms, and therefore a lower cost of capital, than Odyssey on a standalone basis;

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the expectation that, assuming agreement is reached on the terms of the proposed separation of Odyssey’s Mexican Phosphate Project, Odyssey’s existing stockholders would have the opportunity to participate in any potential upside associated with such assets and that Odyssey Stockholders therefore have the potential to realize additional value through such separation, and that approximately $60 million of associated liabilities would be removed from Odyssey’s balance sheet as a result of the separation, and the expectation that any such distribution would not result in material tax liabilities to Odyssey Stockholders, in each case subject to applicable approvals, conditions, and completion of definitive arrangements;

•	the expectation that the increased scale of the combined company and broader investor base could support improved trading liquidity following the Merger;

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the potential for the Merger to combine AOM’s larger asset and capital base, as well as its multi-jurisdictional partnerships, and regulatory strategy with Odyssey’s public-company platform, assets, intellectual property, and offshore operating experience to establish a U.S.-controlled deep-sea critical minerals business focused on polymetallic nodules;

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indications of strong investor interest in the investment thesis and strategic direction of the combined company, as reflected in the level of third-party equity commitments and investor engagement in connection with the $155 million AOM PIPE Financing;

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the scale, diversification, and scientific foundation of the combined resource portfolio, including Cook Islands with indicated and inferred resources reported under Regulation S-K Item 1300 and U.S. application areas (see the section entitled “Information about AOM” for further detail), together with a regulatory approach that was viewed as having the potential to mitigate permitting risk and support advancement toward pre-feasibility and environmental study phases;

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the expectation that the combined company would operate under the name “American Ocean Minerals Corporation,” trade on Nasdaq, and be led by a management team and advisors with experience in mining, offshore operations, capital markets, and regulatory engagement, which the Special Transaction Committee believed could support execution and long-term growth;

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the fact that the all-stock nature of the Merger enables Odyssey Stockholders to retain a continuing equity ownership interest in the combined company and to participate in the future value, opportunities, and potential upside of the combined company following the Merger, including any synergies, scale benefits, and long-term growth prospects;

•	the anticipated benefits of the transactions with OML, CIC Limited, and CIC LLC, including their expected contribution to the combined company’s strategic objectives and asset portfolio;

Likelihood of Consummation

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the fact that certain significant stockholders of AOM and Odyssey agreed to enter into support agreements in connection with the Merger, including founding stockholders of AOM who, in the aggregate, beneficially owned a majority of AOM’s outstanding common stock and who agreed to deliver a written consent approving the Merger promptly following the effectiveness of the Registration Statement, such that approval of the Merger by AOM Stockholders would be obtained without the need for a stockholder meeting and no further vote of AOM Stockholders would be required thereafter;

Terms of the Merger Agreement

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the Special Transaction Committee’s thorough review, together with its independent legal and financial advisors, of the structure of the Merger and the financial and other terms of the Merger Agreement as a whole, including the representations, warranties, covenants, and agreements of the parties, the conditions to consummation, and the termination rights and remedies, including the following:

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the fact that the terms of the Merger Agreement were the result of arm’s-length negotiations among the parties, each of which was represented by experienced legal and financial advisors, as more fully described in “The Merger—The Background of the Merger;”

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the provisions of the Merger Agreement that, subject to specified conditions and limitations, permit Odyssey to maintain sufficient operational flexibility to conduct its business in the ordinary course of business consistent with past practice during the period prior to completion of the Merger;

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the fact that, subject to compliance with the Merger Agreement, the Odyssey Board and the Special Transaction Committee may change their recommendation to Odyssey Stockholders where required to comply with their fiduciary duties under applicable law in connection with a superior proposal or an intervening event;

•	the fact that the closing of the Merger is subject to the satisfaction of certain specified conditions relating to the transactions with OML and CIC Limited;

•	the termination provisions of the Merger Agreement, including the circumstances under which the Merger Agreement may be terminated by either party and the consequences of such termination; and

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the availability of customary remedies under the Merger Agreement, including the availability of specific performance and monetary damages, as more fully described in the section entitled “The Merger Agreement”;

In reaching its decision to recommend that Odyssey Stockholders vote to approve the Nasdaq Proposals and the Share Increase Proposal, the Odyssey Board relied on the recommendation of the Special Transaction Committee and consulted with Odyssey management. After such discussions, at a meeting held on April 7, 2026, the Odyssey Board, acting on the unanimous recommendation of the Special Transaction Committee, with respect to the Nasdaq Proposals and the Share Increase Proposal, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interests of Odyssey and its unaffiliated stockholders, (ii) approved the Merger Agreement and the related transaction documents and the transactions contemplated thereby, (iii) authorized the execution and delivery of the Merger Agreement and the related transaction documents and the transactions contemplated thereby, (iv) directed that the Nasdaq Proposals and the Charter Proposals be submitted to Odyssey Stockholders for approval, and (v) resolved to recommend that Odyssey Stockholders approve the Nasdaq Proposals and the Charter Proposals.

The Odyssey Board’s decision was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•	the recommendation of the Special Transaction Committee and all of the factors set forth above on which such recommendation was based;

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the fact that the Special Transaction Committee consists of independent and disinterested directors of Odyssey who are not affiliated with any of AOM, CIC Limited, CIC LLC, OML or their respective affiliates, are not employees of Odyssey or AOM or any of their affiliates, and have no financial interest in the Merger different from, or in addition to, the interests of the unaffiliated stockholders of Odyssey other than their interests described under “—Interests of Odyssey Directors and Executive Officers in the Merger;”

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the fact that the Special Transaction Committee was advised by Moelis, as independent financial advisor, and by A&O Shearman, as independent legal advisor, each a nationally recognized firm selected by the Special Transaction Committee;

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the fact that, over a period of more than seven months, the Special Transaction Committee conducted deliberations in thirty-six formal meetings prior to the execution of the Merger Agreement, was advised by independent financial and legal advisors, and that each member of the Special Transaction Committee was actively engaged in the process;

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the fact that the Exchange Ratio and the other terms of the Merger Agreement resulted from arm’s-length negotiations between the Special Transaction Committee and its legal and financial advisors, on the one hand, and AOM and its legal advisors, on the other hand;

•	its understanding of AOM and AOM’s business, financial position, and prospects; and

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the fact that Special Transaction Committee received an opinion (and related financial analyses, which were shared with the Odyssey Board at the request of the Special Transaction Committee) of Moelis to the effect that, as of April 8, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken as set forth in Moelis’s written opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey, as described in more detail in “—Opinion of the Financial Advisor to the Special Transaction Committee.”

In the course of its deliberations, the Special Transaction Committee and the Odyssey Board were also mindful of a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

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the risks and uncertainties inherent in deep-sea mineral exploration, development, and operations, including permitting, environmental, technological, financing, market price, and geopolitical risks, as well as the possibility that anticipated synergies or other benefits of the Merger may not be realized, or may take longer than expected to be realized;

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regulatory, listing, and licensing risks, including that required approvals may not be obtained, or may be delayed or subject to conditions that could adversely affect timing or feasibility, as well as market-related risks, including public-market volatility, the possibility that a liquid trading market for the combined company’s securities may not develop or be sustained, potential dilution from future financings, and the potential for disruption to ongoing business plans during the pendency of Closing;

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the risk that the Merger may not be completed in a timely manner or at all, including the risk that the failure to complete the Merger could cause Odyssey to incur significant expenses and lead to negative perceptions among investors;

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the fact that the consideration to be received by AOM Stockholders will consist of shares of Odyssey Common Stock based on a fixed exchange ratio and that the value of the consideration to be received by AOM Stockholders may increase between signing and Closing as a result of changes in the trading price of the Odyssey Common Stock;

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the dilution to Odyssey’s existing stockholders resulting from the Merger and related transactions, pursuant to which such stockholders are expected to hold a minority equity interest representing approximately 6.6% of the combined company after giving effect to the automatic conversion of the AOM Bridge Debentures and the issuance of AOM Common Stock pursuant to the AOM PIPE Investment and the resulting reduction in their relative voting power and economic interest;

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the early-stage and nascent nature of AOM’s business, including its limited operating history, lack of revenues from commercial operations, and recent formation, which results in heightened uncertainty regarding its ability to execute its business strategy and achieve its anticipated objectives;

•

the fact that Odyssey Stockholders are not entitled to appraisal or dissenters’ rights in connection with the Merger because they are not receiving merger consideration or participating in an exchange of their shares, and therefore will not have the ability to seek a judicial determination of the fair value of their shares in connection with the Merger;

•

the fact that not all of the conditions to the completion of the Merger, including the consummation of the separation of the Mexican Phosphate Project and the completion of the $155 million AOM PIPE Financing, are within the parties’ control, and that Odyssey and the relevant counterparties may be unable to complete the separation of the Mexican Phosphate Project on acceptable terms or at all;

•

the risk that AOM may elect to waive the condition to the Merger relating to the consummation of the separation of the Mexican Phosphate Project, in which case the Merger could be consummated without such separation having been completed and Odyssey Stockholders may not realize the anticipated benefits associated with the separation of the Mexican Phosphate Project, including the removal of related liabilities or the opportunity to participate in any potential upside associated with such assets (other than through their continuing ownership interest in the combined company);

•

the fact that completion of the $155 million AOM PIPE Financing is conditioned on the implementation of the Reverse Stock Split, and the risk that failure to complete such Reverse Stock Split on a timely basis could delay or prevent the completion of the $155 million AOM PIPE Financing and, as a result, the consummation of the Merger;

•

the fact that, in connection with the Merger, AOM has committed to provide Odyssey with interim bridge financing to fund operations through the anticipated closing, which subjects Odyssey to certain covenants and conditions, and the risk that Odyssey could experience adverse effects if AOM does not advance funds in accordance with the terms of the bridge financing, if the conditions to drawing under the bridge financing are not satisfied, or if the period between signing and completion of the Merger is longer than currently anticipated;

•

the fact that certain of Odyssey’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as stockholders of Odyssey, which may create potential conflicts of interest, as described under “—Interests of Odyssey Directors and Executive Officers in the Merger;”

•

the substantial costs to be incurred by Odyssey in connection with the Merger and the negotiation of the transaction documents, including in connection with any litigation that may result from the announcement or pendency of the Merger, some of which may be payable regardless of whether the Merger is consummated, and the impact of such costs on Odyssey’s financial position;

•

the restrictions set forth in the Merger Agreement on the conduct of Odyssey’s business prior to completion of the Merger, which require Odyssey to refrain from taking certain actions, subject to specified limitations, which could delay or prevent Odyssey from undertaking certain transactions pending completion of the Merger;

•	the fact that the Merger Agreement provides for the payment of a termination fee of $2.2 million that would become payable by Odyssey under certain circumstances;

•	the fact that AOM has sold and assigned its interest in the Royalty Agreements to Atlas; and

•

the various other applicable risks associated with Odyssey and AOM and the Merger, including the risks described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

The Special Transaction Committee and the Odyssey Board each determined that the risks and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger and each determined that the Merger Agreement and the other transaction documents to which Odyssey is a party and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Odyssey and its stockholders, including the unaffiliated stockholders of Odyssey.

The foregoing discussion of the information and factors considered by the Special Transaction Committee and the Odyssey Board in reaching their respective conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the Special Transaction Committee and the Odyssey Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the other transaction documents and the transactions contemplated thereby, and the complexity of these matters, neither the Special Transaction Committee nor the Odyssey Board found it practicable to, and each did not attempt to, quantify, rank, or assign any relative or specific weights to the various factors considered in reaching its respective determinations and making its respective recommendations. In addition, individual directors may have given different weights to different factors. The Special Transaction Committee and the Odyssey Board each considered all of the foregoing factors as a whole and based its respective recommendation on the totality of the information presented.

The foregoing discussion also contains forward-looking statements with respect to future events that may have an effect on Odyssey’s business, financial condition or results of operations or the future financial performance of the surviving company of the Merger. See the sections entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 12 and “Risk Factors” beginning on page 73.

Recommendation of the AOM Board; Recommendation of the AOM Board; AOM’s Reasons for the Merger

The AOM Board unanimously determined, by way of written consent resolutions dated April 8, 2026, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the holders of AOM Common Stock. The AOM Board unanimously recommended that the Current AOM Stockholders vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

In evaluating the Merger Agreement and the proposed transactions, including the Merger, the AOM Board consulted with management, as well as AOM’s legal counsel and financial advisors, and considered a number of factors, weighing assumed benefits of the Merger as well as potential risks of the Merger.

The AOM Board considered the following factors that it believes generally support its determinations and recommendations:

•

the AOM Board’s belief that, after a thorough review, the Merger is more favorable to Current AOM Stockholders than the potential value that might result from any other alternatives available, including remaining an independent company, or pursuing a significant acquisition or other business combination;

•

the view that the range of options available to the combined company to access private and public equity markets will likely be greater as a public company than AOM continuing as a privately held company;

•	the potential benefits from increased public market awareness of AOM and its pipeline;

•

the AOM Board’s expectations relating to the value of the Merger consideration to be received by the AOM Stockholders after giving effect to the combination of AOM’s and Odyssey’s businesses, relative to the value of the AOM Common Stock on a standalone basis if AOM were not to engage in the Merger, including the fact that, following the Merger, AOM’s Stockholders will have the opportunity to participate in the potential value created by combining AOM and Odyssey;

•

the current and prospective business environment in which AOM operates, including international, national and local economic conditions, the competitive environment and the likely effect of these factors on AOM and the execution of AOM’s plans as a standalone company;

•

the AOM Board’s belief that the combined company would create one of the largest U.S.-controlled critical minerals and rare earths platforms focused on deep-sea exploration, harvesting and processing of polymetallic nodule;

•

the AOM Board’s expectation that the historical regulatory, environmental and engineering experience of Odyssey, including its extensive deep-sea recovery history and more than 20,000 hours of offshore work, will enhance AOM’s efforts and provide synergistic operational capabilities to the combined company;

•

the AOM Board’s belief that the Merger would result in a diversified portfolio spanning U.S.-licensed international waters and allied sovereign waters, including two out of three exclusive licensed exploration areas in the critical mineral-rich Cook Islands;

•	the AOM Board’s expectation that the Merger will increase operational capabilities and know-how after Closing, which is business critical for the industry in which AOM operates;

•

the AOM Board’s belief that the combined company would have a stronger financial profile with a stronger combined balance sheet to support the combined company’s enhanced growth pipeline, including approximately $175 million of cash on hand at Closing;

•

the intention of Odyssey to divest its Mexican phosphate asset, PHOSAGMEX, non-core to the combined company, in a transaction expected to remove approximately $60 million of related liabilities from the Odyssey balance sheet;

•	the financial and other terms and conditions of the Merger Agreement as reviewed by the AOM Board;

•	AOM’s due diligence examinations of Odyssey and discussions with AOM’s management and financial and legal advisors;

•

the fact that the Exchange Ratio is fixed (i.e., it will not be adjusted for fluctuations in the market price of Odyssey Common Stock), but will be subject to adjustment on a pro rata basis to account for the Reverse Stock Split discussed herein, provides certainty to AOM’s Stockholders as to their pro forma percentage ownership in the combined company;

•

information and discussions regarding the benefits of size and scale and the expected market capitalization rerating of the combined company and the expected pro forma effect of the proposed transaction on these factors;

•	the likelihood that the Merger would be consummated and on a reasonably timely basis, including the likelihood that the Merger would receive all necessary approvals, based on, among other things:

•	the closing conditions to the Merger, which the AOM Board considered to be appropriately limited; and

•	the commitment made by AOM and Odyssey in the Merger Agreement to cooperate with each other and use their respective reasonable best efforts to obtain required regulatory approvals;

•

the fact that Odyssey is required to pay a termination fee to AOM if the Merger Agreement is terminated under specified circumstances described in the section entitled “The Merger Agreement—Odyssey Termination Payment”;

•

the terms of the Merger Agreement that limit Odyssey’s ability to solicit Alternative Proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with Odyssey;

•	the belief of the AOM Board that the outside date of October 8, 2026, subject to certain permitted extensions, allows for sufficient time to complete the Merger; and

•

the governance arrangements contained in the Merger Agreement, which provide that, immediately after completion of the Merger, the combined company’s board of directors will consist of seven directors, all of whom will be selected by AOM.

•

In the course of its deliberations, the AOM Board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•

the restrictions on the conduct of AOM’s business during the pendency of the merger, which may delay or prevent AOM from undertaking business opportunities that may arise or may negatively affect AOM’s ability to attract and retain key personnel;

•

the terms of the Merger Agreement that restrict AOM’s ability to solicit alternative transaction proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction;

•	the possibility that the Odyssey Board could, under certain circumstances, consider Alternative Proposals and change its recommendation to the Odyssey Stockholders;

•	the possibility that the Odyssey Stockholders may not approve the Odyssey Proposals at the Odyssey Special Meeting;

•

the possibility that the attention of AOM’s senior management may be diverted from other strategic priorities to focus on implementing the Merger, including making arrangements for the integration of AOM’s and Odyssey’s operations, assets and employees following the Merger;

•

the effect that the length of time from announcement of the Merger until completion of the Merger could have on AOM’s operating results and AOM’s relationship with its employees, stockholders and industry contacts and others who do business with AOM;

•	the risk that certain members of AOM’s and Odyssey’s management teams might choose not to remain employed with the combined business;

•

the amount of time it could take to complete the Merger, including the fact that completion of the Merger depends on factors outside of AOM’s control, including regulatory approvals, and the approval by Odyssey’s Stockholders, and that there can be no assurance that all the conditions to the Merger will be satisfied even if the Merger is approved by Odyssey’s Stockholders;

•

the fact that Odyssey would generally not be required to pay a termination fee if the Merger Agreement is terminated, unless the Odyssey Board has changed its recommendation to Odyssey’s Stockholders to vote in favor of the Odyssey Proposals, Odyssey has entered into a definitive agreement for the consummation of an Alternative Proposal in accordance with the terms of the Merger Agreement, or Odyssey has materially breached certain provisions of the Merger Agreement;

•	the fact that there are limited circumstances in which the AOM Board may terminate the Merger Agreement;

•

the risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Odyssey and its subsidiaries but that will not entitle AOM to terminate the Merger Agreement;

•

the fact that the Exchange Ratio is fixed and will not fluctuate in the event that the market price of the Odyssey Shares changes between the date of the Merger Agreement and the completion of the Merger;

•	the possibility of non-consummation of the Merger and the potential consequences of non-consummation, including the potential negative impacts on AOM and its business;

•

the challenges inherent in the combination of two business enterprises of the size and scope of AOM and Odyssey and the nature of the combined company, including the possibility that the integration of AOM and Odyssey may not be as successful as expected and that the anticipated benefits of the Merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame;

•

the fact that AOM Stockholders will be exposed to operational and financial risks relating to Odyssey’s assets, in addition to the existing risks relating to AOM’s assets, after consummation of the Merger;

•

the fact that AOM and Odyssey have incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated, and that these costs may be greater than anticipated;

•	the additional costs to be incurred by AOM after Closing of the Merger as a reporting company under the Exchange Act and a Nasdaq-listed company;

•	the possibility of lawsuits being brought against AOM, Odyssey or their respective boards in connection with the Merger; and

•

various other risks described in the section of this proxy statement/prospectus entitled “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Note Regarding Forward-Looking Statements.”

The AOM Board considered all of these factors as a whole and concluded that the uncertainties, risks and potentially negative factors relevant to the Merger are outweighed by the potential benefits that it expects AOM and the AOM Stockholders will achieve as a result of the Merger.

In considering the recommendation of the AOM Board, Current AOM Stockholders should be aware that directors and executive officers of AOM have interests in the proposed transaction that are in addition to, or different from, any interests they might have as stockholders. Please refer to the section entitled “The Merger—Interests of AOM’s Directors and Officers in the Merger.”

The foregoing discussion of the information and factors considered by the AOM Board in reaching its conclusions and recommendation includes the principal factors considered by the AOM Board, but is not intended to be exhaustive and may not include all of the factors considered by the AOM Board. In view of the wide variety of factors considered by the AOM Board in connection with its evaluation of the Merger and the complexity of these matters, the AOM Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative or specific weights to the specific factors that it considered in reaching its decision. Rather, the AOM Board viewed its decisions as being based on the totality of the factors and information it considered. In considering the factors described above and any other factors, each individual member of the AOM Board applied his or her own personal business judgment to the process and may have viewed factors differently or given different weight or merit to different factors.

Interests of Odyssey’s Directors and Officers in the Merger

In considering the recommendation of the Odyssey Board, which acted upon the unanimous recommendation of the Special Transaction Committee, with respect to issuing shares of Odyssey Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by Odyssey Stockholders at the Odyssey Special Meeting, Odyssey Stockholders should be aware that certain members of the Odyssey Board and Odyssey’s executive officers have interests in the Merger that may be different from, or in addition to, the interests of Odyssey Stockholders. These interests relate to or arise from the matters described below. The

Odyssey Board is aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that Odyssey Stockholders approve the Odyssey Proposals.

Mark B. Justh

Mark B. Justh has served as Odyssey’s lead outside director since June 2015 and as chairman of the audit committee of the Odyssey Board since June 2023. Mr. Justh previously made an investment in CIC Limited’s parent company, as a result of which he indirectly owns approximately 9.2% of CIC Limited. Mr. Justh also owns approximately 6.8% of the issued and outstanding shares of AOM Common Stock, and has been the Chief Executive Officer of AOM effective as of October 2025. The parties anticipate that Mr. Justh will serve as the chief executive officer and as a member of the board of directors of the combined company following the Merger pursuant to the terms of a new employment agreement to be agreed by the parties prior to the Effective Time.

Stock Ownership and Support Agreements

As of June 15, 2026, Odyssey directors and executive officers beneficially owned approximately 5.2% of the issued and outstanding shares of Odyssey Common Stock. Odyssey’s directors and executive officers have entered into the Odyssey Support Agreement in connection with the Merger. For a more detailed discussion of the Odyssey Support Agreement, please see the section entitled “Certain Agreements Related to the Merger—Support Agreements.”

Indemnification and Insurance

As described in this proxy statement/prospectus, including in the section entitled “Management After the Merger—Limitation on Liability and Indemnification of Directors and Officers,” certain of Odyssey’s directors and officer will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding compensation that is based upon or otherwise relates to the Merger for each of Odyssey’s “named executive officers” whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by us on April 21, 2026 (the “2026 Annual Meeting Proxy Statement”). This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Mark D. Gordon and John D. Longley, Jr., Odyssey’s two named executive officers who are entitled to such types of compensation.

In connection with the execution and delivery of the Merger Agreement, Odyssey’s compensation committee approved the payment of certain transaction-related compensation to Mark D. Gordon and John D. Longley, Jr., Odyssey’s Chief Executive Officer and Chairman and President and Chief Operating Officer, respectively, based upon the recommendation of an independent compensation consultant engaged by the compensation committee. Pursuant to these arrangements, Odyssey will pay to Mr. Gordon and Mr. Longley $400,000 and $265,000, respectively, upon consummation of the Merger, and an additional $400,000 and $265,000 six months thereafter. The purpose of the payments is to provide Mr. Gordon and Mr. Longley with appropriate incentives to maintain their employment with Odyssey through consummation of the Merger and thereafter to ensure a smooth transition of the combined company.

Odyssey and Mr. Gordon are parties to an employment agreement entered into in August 2014 (as amended, the “Gordon Employment Agreement”), which provides for the vesting of all outstanding unvested stock options and restricted stock awards held by Mr. Gordon upon a change-in-control (as defined in the Gordon Employment Agreement). The description of the Gordon Employment Agreement set forth in the 2026 Annual Meeting Proxy Statement is incorporated herein by reference. Odyssey and Mr. Longley are not parties to an employment agreement.

The amounts set forth in the table below, which represent an estimate of Mr. Gordon’s and Mr. Longley’s golden parachute compensation as of [June] 30, 2026, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change-in-control for purpose of the Gordon Employment Agreement;

•

the change in control is consummated on June 30, 2026, the latest practicable date prior to the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; and

•	that Mr. Gordon’s employment is terminated without “cause” or with “good reason” immediately following the Merger (except as stated in Note 1).

Golden Parachute Compensation

Name	Cash		Equity		Perquisites/ Benefits		Other (1)	Total
Mark D. Gordon	$2,651,400	(2)	$26,750	(3)	$43,322	(4)	$800,000	$3,521,472
John D. Longley	—		—		—		530,000	530,000

(1)

Represents amounts payable to Mr. Gordon and Mr. Longley pursuant to arrangements approved by Odyssey’s compensation committee in connection with the execution and delivery of the Merger Agreement. Under these arrangements, one-half of such amounts is payable upon consummation of the Merger, and the remainder is payable six months thereafter, in each case subject to continued employment with Odyssey.

(2)	Represents the aggregate dollar value of cash severance payments under the Gordon Employment Agreement.
(3)	Represents the aggregate dollar value of stock awards and in-the-money option awards for which vesting would be accelerated.
(4)

Represents the aggregate dollar value of reimbursements for the monthly COBRA premium paid by Mr. Gordon for group health insurance coverage for him and his dependents until the date he is no longer eligible to receive COBRA continuation coverage.

Interests of AOM’s Directors and Officers in the Merger

Certain of AOM’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of AOM Stockholders generally. These interests relate to or arise from the matters described below. The AOM Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve and adopt the Merger Agreement and the transactions contemplated therein, including the Merger, and in recommending to Current AOM Stockholders that the Merger Agreement be approved.

Mark B. Justh

Mark B. Justh has served as Odyssey’s lead outside director since June 2015 and as chairman of the audit committee of the Odyssey Board since June 2023. Mr. Justh previously made an investment in CIC Limited’s parent company, as a result of which he indirectly owns approximately 9.2% of CIC Limited. Mr. Justh also owns approximately 6.8% of the issued and outstanding shares of AOM Common Stock, and has been the Chief Executive Officer of AOM effective as of October 2025. The parties anticipate that Mr. Justh will serve as the chief executive officer and as a member of the board of directors of the combined company following the Merger pursuant to the terms of a new employment agreement to be agreed by the parties prior to the Effective Time.

Paul H. Warmé

Mr. Warmé has served as Chief Financial Officer since August 6, 2026 and is expected to hold that role at the combined company. He will receive restricted stock units valued at approximately $5.0 million following the Merger. See “AOM’s Executive Compensation—Compensation Arrangements Entered Into After Fiscal Year 2025.”

Stock Ownership and Support Agreements

As of June 29, 2026, AOM directors and executive officers beneficially owned approximately 12.5% of the issued and outstanding shares of AOM Common Stock. The AOM Support Stockholders (as defined herein) have entered into the AOM Support Agreement in connection with the Merger. For a more detailed discussion of the AOM Support Agreement, please refer to the section entitled “Certain Agreements Related to the Merger—Support Agreements.”

Indemnification and Insurance

As described in this proxy statement/prospectus, including in the section entitled “Management After the Merger—Limitation on Liability and Indemnification of Directors and Officers,” certain of AOM’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

Summary Of Certain Unaudited Financial Information

In connection with the Special Transaction Committee’s consideration and evaluation of the Merger, Odyssey management reviewed and provided to the Special Transaction Committee certain non-public, unaudited financial information. This information was also provided to Moelis, which was instructed by the Special Transaction Committee to use and rely upon such information in connection with its financial analyses and the rendering of its fairness opinion to the Special Transaction Committee, as described in the section entitled “The Merger—Opinion of the Financial Advisor to the Special Transaction Committee.” This information was also provided to AOM in connection with its evaluation of the Merger. The summaries of the financial information described in this paragraph and included in this section are referred to in this section collectively as the “Financial Projections.” Odyssey is including the Financial Projections in this proxy statement/prospectus to provide Odyssey stockholders with access to certain non-public, unaudited financial information that was made available to the Special Transaction Committee and Moelis.

The Financial Projections include and reflect: (i) pricing forecasts and assumptions as of April 1, 2026, for certain minerals relevant to the operations of CIC Limited and OML (the “Management Pricing Information”); (ii) asset-level financial models prepared by CIC Limited and OML containing production, revenue, cost, and free cash flow projections over the life of mine for each of their respective assets (collectively, the “Asset-Level Financial Projections”); (iii) internal estimates of Odyssey regarding its ongoing corporate overhead costs for the periods 2026 through 2064 (the “Odyssey Corporate Overhead Projections”); and (iv) illustrative estimates regarding AOM ongoing corporate overhead costs for the periods 2026 through 2064 (the “AOM Corporate Overhead Projections”). The Financial Projections were used and relied upon by Moelis in connection with its financial analyses and opinion at the direction of Odyssey management and the Special Transaction Committee.

Important Information Regarding the Financial Projections

The Financial Projections were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles (“GAAP”). Certain of the Financial Projections summarized in this section were not prepared in accordance with U.S. GAAP, including “EBITDA” and “Unlevered Free Cash Flow” (each as defined in the applicable tables below). Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. Odyssey’s calculation of non-U.S. GAAP financial measures may differ from others in the industry, and EBITDA and Unlevered Free Cash Flow are not necessarily comparable with similar titles used by other companies. The non-U.S. GAAP financial measures were relied upon by Moelis for purposes of its financial analyses and opinion and by the Special Transaction Committee in connection with its consideration of the Merger. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-U.S. GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-U.S. GAAP financial measures, which would otherwise require a reconciliation of a non-U.S. GAAP financial measure to a U.S. GAAP financial measure. Reconciliations of non-U.S. GAAP financial measures were not relied upon by Moelis for purposes of its financial analyses and opinion or by the Special Transaction Committee in connection with its consideration of the Merger. Accordingly, no reconciliation of these financial measures has been provided.

The summary of the Financial Projections is not being included in this proxy statement/prospectus to influence a stockholder’s decision whether to approve the proposals described herein, but is being included to provide Odyssey Stockholders with the Financial Projections that were made available to the Special Transaction Committee and Moelis. The inclusion of the Financial Projections in this proxy statement/prospectus should not be regarded as an indication that Odyssey, the Special Transaction Committee, AOM, CIC Limited, OML, Moelis, or any of their respective affiliates, officers, directors, advisors, or other representatives or any other recipient of this information considered or now considers the Financial Projections to be necessarily predictive of actual future events or events which have occurred since the date of the Financial Projections, and the Financial Projections should not be relied upon as such. None of Odyssey, the Special Transaction Committee, AOM, CIC Limited, OML, Moelis, or any of their respective affiliates, officers, directors, advisors, or other representatives can give any assurance that actual results will not differ materially from the Financial Projections. None of Odyssey, the Special Transaction Committee, AOM, CIC Limited, OML, Moelis or any of their respective affiliates, officers, directors, advisors, or other representatives has made or makes any representation to any Odyssey Stockholder or any other investor regarding the ultimate performance of Odyssey, AOM, CIC Limited, OML, or the pro forma combined company compared to the information contained in the Financial Projections or that the Financial Projections will be achieved.

The Financial Projections, while presented with numerical specificity, reflect numerous variables, estimates, and assumptions regarding future events made by the applicable management teams of Odyssey, CIC Limited and OML, as applicable, which such management believed were reasonable at the time the Financial Projections were prepared, based on the information available to them at that time. However, such variables, estimates, and assumptions are inherently uncertain and beyond the control of the parties that prepared the Financial Projections, including, among other things, Odyssey’s, CIC Limited’s, OML’s, and the pro forma combined company’s future financial performance, industry performance and activity, general business, economic, regulatory, market, and financial conditions and competition, as well as changes to the business, financial condition, or results of operations of Odyssey, CIC Limited, OML, and the pro forma combined company, including the factors described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” and the risks and uncertainties described in the section entitled “Risk Factors” elsewhere in this proxy statement/prospectus, any of which may cause the Financial Projections or their respective underlying assumptions to be inaccurate. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may change or may have changed since the date the Financial Projections were prepared. The Financial Projections also reflect assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and further or future business developments. The Financial Projections cover extended projection periods (through 2064 in the case of OML and through 2047 in the case of CIC Limited), and by their nature such information becomes less predictive with each successive year and is subject to progressively greater uncertainty with respect to each successive year. No one has made or makes any representation to any stockholder or any other investor regarding the information included in the Financial Projections.

The Financial Projections relating to the Asset-Level Financial Projections for CIC Limited and OML are largely unfunded and may require additional debt or equity capital raises to reach production. CIC Limited has an estimated $450 million of project capital expenditures remaining before it reaches steady-state production levels, and OML has an estimated $1 million of project capital expenditures remaining before it reaches steady-state production levels. While OML’s capital expenditure is limited given OML’s asset-light model, there is meaningful operating expenses that will require funding prior to production. There can be no assurance that the necessary funding for any of the foregoing projects will be obtained on acceptable terms, or at all, or that actual results will not differ materially from those described in the Financial Projections.

Odyssey has not updated and, except as may be required by applicable law, does not intend to update or otherwise revise the Financial Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which the Financial Projections were based are shown to be in error. There can be no assurance that the results reflected in any of the Financial Projections will be realized or that actual results will not materially vary from the Financial Projections. The Financial Projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See “Cautionary Statement Concerning Forward-Looking Statements” for further information.

The Financial Projections do not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context. Furthermore, the Financial Projections do not take into account the potential effects of the Merger, including, among other things, the effect of any potential synergies that may be achieved as a result of the Merger, except to the extent noted herein. None of Odyssey’s independent registered public accounting firm or any other independent accountants have compiled, examined, or performed any procedures with respect to the Financial Projections, and accordingly none of them expresses an opinion or any other form of assurance with respect thereto.

In light of the foregoing and the uncertainties inherent in the Financial Projections, and considering that the Odyssey Stockholder Meeting will be held several months after the Financial Projections were prepared, stockholders and other investors are cautioned not to place undue, if any, reliance on the Financial Projections.

Management Pricing Information

The Special Transaction Committee instructed Odyssey management and Moelis to use the Management Pricing Information updated as of April 1, 2026, in the CIC Limited and OML Asset-Level Financial Projections.

The Management Pricing Information was developed using a combination of publicly available market data, third-party benchmarks and management assumptions. In general:

•

For commodities with established market coverage (including cobalt, nickel, copper, and iron ore), pricing forecasts and assumptions were based on Wall Street analyst consensus real price estimates, which were available for 2026 through 2030. Consensus estimates were adjusted for inflation to be presented on a nominal basis. From 2031 to the end of the projection period, prices were based on analyst consensus long-term real prices, adjusted for inflation.

•

For processed or derivative metals used in the CIC Limited and OML asset models (such as cobalt sulfate, nickel sulfate, copper cathode, and ferro-manganese), pricing forecasts and assumptions were derived by applying the observed historical pricing relationship and applying the observed discount or premium to the price estimate of the commodity with established market coverage.

•	For rare earth elements and yttrium (“REE&Y”), pricing forecasts and assumptions were based on third-party benchmark prices, net of estimated separation costs.

•	For titanium dioxide, forecasts and pricing assumptions were based on historical spot prices, adjusted for inflation from 2027 onward.

All pricing forecasts and assumptions were presented in nominal terms and reflect an assumed long-term inflation rate of 2.5%.

The following tables summarize the Management Pricing Information for each asset.

CIC Limited Price Forecasts Summary

All figures shown on a nominal basis ($ per metric tonne)

Commodity	2026	2027	2028	2029	2030	2031–2035 Avg.	2046–2047[1] Avg.
Cobalt	$48,700	$46,475	$46,019	$46,634	$49,731	$53,437	$74,539
Manganese Sulfate	773	808	835	891	890	959	1,338
REE&Y	16,287	18,906	21,097	22,905	24,743	26,661	37,190
Nickel	16,635	17,107	17,502	17,907	17,875	21,658	30,211
Copper	11,718	11,655	11,716	11,973	11,227	12,306	17,166
Titanium Dioxide	2,918	2,991	3,065	3,142	3,221	3,470	4,841
Iron Ore	99	94	91	93	83	107	150

[1]	While this table does not present price forecasts for each individual year, the Management Pricing Information includes all years through the final year presented.

OML Price Forecasts Summary

All figures shown on a nominal basis ($ per metric tonne)

Commodity	2026	2027	2028	2029	2030	2031–2035 Avg.	2061–2064[1] Avg.
Cobalt Sulfate	$11,358	$10,839	$10,732	$10,876	$11,598	$12,462	$25,814
Nickel Sulfate	4,474	4,601	4,708	4,817	4,808	5,825	12,067
Copper Cathode	11,728	11,665	11,726	11,983	11,237	12,317	25,513
Ferro-Manganese	820	858	886	946	945	1,018	2,109

[1]	While this table does not present price forecasts for each individual year, the Management Pricing Information includes all years through the final year presented.

CIC Limited Asset-Level Financial Projections

CIC Limited provided Odyssey management with a long-term life-of-mine financial model for the CIC project, covering annual projection periods from 2025 through 2047 (the “CIC Financial Projections”). Odyssey management provided this financial model to Moelis on December 17, 2025. The model was subsequently updated to incorporate the Management Pricing Information at the direction of Odyssey management in accordance with the instruction of the Special Transaction Committee.

The CIC Financial Projections were based on a number of assumptions provided by CIC Limited, together with pricing assumptions provided by Odyssey management, including assumptions with respect to mineral resources and weights, production capacity and ramp-up, operating costs, capital expenditures, royalties, taxes, and the timing of commercial operations. In general:

•	The projections assumed the phased deployment of multiple harvesting systems, with production increasing over time as additional systems are added and operations reach steady-state levels.

•	Operating cost assumptions were provided by CIC Limited and were grown at an assumed annual inflation rate.

•

Capital expenditures were assumed to be incurred primarily during the initial development phase, although CIC Limited is evaluating alternative processing and offtake arrangements that could reduce or eliminate certain processing-related capital expenditures if implemented.

•	The projections assumed a cash tax rate and royalties payable on net smelting revenue consistent with CIC Limited management assumptions.

•	The projections assumed that CIC Limited production would commence in 2028, followed by a multi-year ramp-up period to full production levels.

The CIC Financial Projections reflect CIC Limited’s and Odyssey’s management’s current estimates and assumptions as of the dates prepared and do not include the effects of potential future changes in operating conditions, market conditions, or regulatory requirements.

Summary of CIC Limited Financial Projections

$ in millions; all figures on a nominal basis

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2047[3]
Revenue	—	—	$53	$224	$253	$668	$1,261	$1,744	$2,297	$2,354	$3,166
EBITDA[1]	($17)	($19)	$3	$82	$107	$348	$756	$1,038	$1,380	$1,415	$1,902
Capital Expenditures	($200)	($205)	($30)	($15)	—	—	—	—	—	—	—
Unlevered Free Cash Flow[2]	($217)	($224)	($26)	$58	$79	$273	$594	$823	$1,095	$1,134	$1,520

[1]	EBITDA is earnings before interest expense, income taxes, depreciation and amortization.
[2]	Unlevered Free Cash Flow is EBITDA less capital expenditures and unlevered cash taxes, adjusted for changes in net working capital.
[3]	While this table does not present projections for each individual year, the CIC Financial Projections include all years through the final year presented.

OML Asset-Level Financial Projections

OML provided Odyssey management with a long-term life-of-mine financial model for the OML project, covering annual projection periods from 2025 through 2064 (the “OML Financial Projections”). Odyssey management provided this financial model to Moelis on November 21, 2025. The model was subsequently updated to incorporate the Management Pricing Information at the direction of Odyssey management in accordance with the instruction of the Special Transaction Committee.

The OML Financial Projections were based on a number of assumptions provided by OML, together with pricing assumptions provided by Odyssey management, including assumptions with respect to mineral resources and grades, production levels, operating costs, capital expenditures, timing of production, and applicable taxes. In general:

•	The projections were informed by OML’s Mineral Resource Estimate published on July 19, 2024, and assumed commercial production levels and recovery rates based on OML management estimates.

•	Capital expenditures were assumed to be limited, reflecting OML’s planned asset-light operating model and its intention to rely on third-party contractors for mining and processing operations.

•	The projections assumed that OML production would commence in 2028, with production ramping to steady-state levels over the next 3 years.

The OML Financial Projections reflect OML’s and Odyssey’s management’s current estimates and assumptions as of the dates prepared and do not include the effects of potential future changes in operating conditions, market conditions, or regulatory requirements.

Summary of OML Financial Projections

$ in millions; all figures on a nominal basis

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2064[3]
Revenue	—	—	$765	$1,590	$1,628	$1,689	$1,731	$1,774	$1,818	$1,864	$3,814
EBITDA[1]	($27)	($19)	$297	$640	$653	$687	$703	$719	$736	$752	$1,390
Capital Expenditures	($0)	($0)	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow[2]	($27)	($19)	$208	$452	$490	$546	$558	$572	$585	$599	$1,106

[1]	EBITDA is earnings before interest expense, income taxes, depreciation and amortization.
[2]	Unlevered Free Cash Flow is EBITDA less capital expenditures and unlevered cash taxes, adjusted for changes in net working capital.
[3]	While this table does not present projections for each individual year, the OML Financial Projections include all years through the final year presented.

Corporate Overhead Financial Projections

Odyssey management provided the Odyssey Corporate Overhead Projections to Moelis on March 25, 2026. The Odyssey Corporate Overhead Projections for 2028 through 2064 reflect annual growth from the 2027 base in accordance with estimates of Odyssey management at a 2.5% annual inflation rate.

Summary of Odyssey Corporate Overhead Projections

$ in millions

Category	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2064[1]
Ongoing Total Corporate Overhead	($10.2)	($9.8)	($10.9)	($11.2)	($11.5)	($11.8)	($12.1)	($12.4)	($12.7)	($13.0)	($26.6)

[1]	While this table does not present information for each individual year, the Odyssey Corporate Overhead Projections include all years through the final year presented.

Odyssey management provided the AOM Corporate Overhead Projections to Moelis on March 25, 2026. AOM’s 2026 corporate overhead was assumed at approximately $750,000 per month. The AOM Corporate Overhead Projections for 2027 through 2064 reflect annual growth from the 2026 base in accordance with estimates of Odyssey management at a 2.5% annual inflation rate.

Summary of AOM Corporate Overhead Projections

$ in millions

Category	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2064[1]
Total Corporate Overhead	($9.0)	($9.2)	($9.5)	($9.7)	($9.9)	($10.2)	($10.4)	($10.7)	($11.0)	($11.2)	($23.0)

[1]	While this table does not present information for each individual year, the AOM Corporate Overhead Projections include all years through the final year presented.

Opinion of the Financial Advisor to the Special Transaction Committee

At the meeting of the Special Transaction Committee to evaluate and approve the Merger Agreement and the Merger, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated April 8, 2026, addressed to the Special Transaction Committee to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the Exchange Ratio in the Merger was fair, from a financial point of view, to Odyssey.

The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated April 8, 2026, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, and which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Special Transaction Committee (in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to Odyssey of the Exchange Ratio in the Merger, and does not address Odyssey’s underlying business decision to effect the transactions contemplated by the Merger Agreement or the relative merits thereof as compared to any alternative business strategies or transactions that might be available to Odyssey. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to Odyssey;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Odyssey and AOM furnished to us by Odyssey and AOM, including certain financial forecasts for Odyssey and AOM, based on certain estimated financial data for Odyssey and AOM furnished to us by Odyssey and AOM, certain financial forecasts for OML and CIC Limited (collectively, referred to in this section as the “Operating Assets”) prepared by the respective managements of the Operating Assets, and certain commodities pricing data applicable to the Operating Assets (which financial forecasts, estimates and data have been approved for Moelis’ use in connection with its financial analysis and opinion by the management of Odyssey);

•

reviewed information regarding the capitalization of Odyssey, AOM and the Operating Assets furnished to us by Odyssey, AOM and the Operating Assets (which information has been approved for Moelis’ use in connection with its financial analysis and opinion by the management of Odyssey);

•

reviewed certain internal information relating to certain cost savings expected to result from the Merger and certain other pro forma financial effects of the Merger (referred to in this section as the “Pro Forma Effects”) furnished to us by Odyssey;

•

conducted discussions with members of the senior management and representatives of Odyssey concerning the information described in the foregoing four bullets, as well as the business and prospects of Odyssey, AOM and the Operating Assets, generally;

•	reviewed the reported prices and trading activity for Odyssey Common Stock;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed an execution version of the Merger Agreement;

•	participated in certain discussions and negotiations among representatives of Odyssey and AOM and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with Moelis’ analysis and opinion, Moelis relied on the information supplied to, discussed with or reviewed by it being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any such information). Moelis relied upon the representation of Odyssey’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. Moelis relied upon, without independent verification, the assessment of Odyssey and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts, estimates and other data referred to above (upon which Moelis relied without independent verification), Moelis assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of, as the case may be, Odyssey, AOM and the Operating Assets as to the future performance of Odyssey, AOM and the Operating Assets. With respect to the estimates of the Pro Forma Effects (including the amount, timing and achievability thereof) referred to above (upon which Moelis relied without independent verification), Moelis assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Odyssey as to the matters addressed thereby. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Odyssey, AOM or the Operating Assets, nor had Moelis been furnished with any such evaluation or appraisal. In addition, Moelis relied on the assessments of the management of Odyssey as to the existing technology, products and services of the Operating Assets and the validity of, and risks associated with, the future technology, products and services of the Operating Assets. Moelis assumed that there would be no developments with respect to any of the foregoing that would affect its analysis or opinion.

Moelis’ opinion does not address Odyssey’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Odyssey. Moelis’ opinion does not address any legal, regulatory, tax or accounting matters. Moelis had not been asked to, nor did Moelis, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the transactions contemplated by the Merger Agreement, except for the fairness of the Exchange Ratio from a financial point of view to Odyssey. In addition, Moelis expressed no opinion as to the terms of the AOM Bridge Financing, the AOM PIPE Financing or the separation of the Mexican Phosphate Project.

The Merger Agreement also contemplates, and Moelis assumed, that the separation of the Mexican Phosphate Project will be consummated prior to the closing of the Merger and, as a result thereof, the Mexican Phosphate Project will not be owned by Odyssey, after giving effect to the transactions contemplated by the Merger Agreement and the separation of the Mexican Phosphate Project. Moelis’ opinion relates to the relative values of Odyssey (excluding the Mexican Phosphate Project) and AOM. Moelis evaluated the Exchange Ratio relative to ranges of illustrative values for Odyssey and AOM indicated by its analysis (without giving effect to (i) the AOM Bridge Financing or the AOM PIPE Financing, or the conversion thereof into AOM Common Stock or (ii) any value attributable to the Mexican Phosphate Project). With the consent of the Special Transaction Committee, Moelis expressed no opinion as to what the value of Odyssey Common Stock or Odyssey New Preferred Shares actually will be when issued pursuant to the Merger or the prices at which any such shares may trade at any time. With the consent of the Special Transaction Committee, Moelis treated Odyssey New Preferred Shares to be issued in the Merger as identical, in all respects material to its analysis, to shares of Odyssey Common Stock. Moelis did not express any opinion as to fair value, viability or the solvency of Odyssey or AOM following the closing of the Merger or at any time.

In rendering its opinion, Moelis assumed that the final executed form of the Merger Agreement will not differ in any material respect from the draft that Moelis reviewed, that the transactions contemplated by the Merger Agreement, including the AOM Bridge Financing, the AOM PIPE Financing and the separation of the Mexican Phosphate Project, will be consummated in accordance with their terms without any waiver or modification that could be material to its analysis, that the representations and warranties of each party set forth in the Merger Agreement are accurate and correct, and that the parties to the Merger Agreement will comply with all the material terms of the Merger Agreement. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Merger would be obtained, except to the extent that any failures to obtain such consents or approvals would not be material to its analysis. In addition, representatives of Odyssey advised Moelis, and Moelis assumed, that the Merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Merger would otherwise have the tax consequences intended thereby. Moelis noted that (i) in Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, the audit report contains a statement to the effect that Odyssey’s operating losses and need for additional capital to fund operations and capital expenditures raise substantial doubt about Odyssey’s ability to continue as a going concern and (ii) contemporaneously with the execution and delivery of the Merger Agreement, AOM and Odyssey are entering into a note purchase agreement, pursuant to which AOM has agreed to purchase certain senior secured notes issued by Odyssey for the purpose of bridging Odyssey’s financing needs through the closing of the Merger.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of the opinion. As the Special Transaction Committee was aware, the credit, commodities, financial and stock markets have been experiencing unusual volatility and Moelis expressed no opinion or view as to any potential effects of such volatility on Odyssey, AOM or the Merger.

Moelis’ opinion was provided for the use and benefit of the Special Transaction Committee (in its capacity as such) in its evaluation of the Merger. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter. Moelis’ opinion did not address the fairness of the Merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Odyssey or AOM. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the Special Transaction Committee, at a meeting that began on April 7, 2026, and continued into the morning of April 8, 2026, in connection with the delivery of its opinion. This summary describes the material analysis underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For the purposes of Moelis’ analyses:

•	“EBITDA” was generally calculated as the relevant company’s earnings before interest expense, net, income tax benefit or expense, depreciation and amortization.

•

“Total Enterprise Value” (or “TEV”) was generally calculated as the market value of the relevant company’s fully diluted common equity based on its closing stock price as of April 2, 2026 (the “equity value”) plus (i) preferred stock, if any, (ii) plus debt, (iii) plus the book value of minority interests, if any (iv) less cash and cash equivalents, and (v) plus the book value of non-controlling interests, if any (in each of the foregoing cases (i) through (v), as of the relevant company’s most recently reported quarter end).

•	Implied equity value and share price calculations for Odyssey, as shown in the financial analyses below, were calculated by Moelis using equity capitalization information provided by Odyssey.

•

Implied equity value and share price calculations for AOM, as shown in the financial analyses below, were calculated by Moelis using equity capitalization information provided by AOM (and approved for Moelis’ use by Odyssey).

Discounted Cash Flow Analysis—Standalone

Utilizing financial forecasts, on which Moelis was directed by Odyssey to rely for purposes of its financial analysis and opinion, Moelis performed a discounted cash flow (“DCF”) analysis of each of Odyssey and AOM to calculate the present value of the estimated future unlevered free cash flows reflected in such forecasts to be generated by Odyssey and AOM. In its analysis of each of Odyssey and AOM, Moelis (i) accounted for the unlevered free cash flows attributable to Odyssey’s and AOM’s respective ownership interests in the Operating Assets as reflected in financial forecasts for each of the Operating Assets based on projected financial data provided to Odyssey by the Operating Assets (and as adjusted based on commodity price assumptions from Odyssey), and approved for Moelis’ use by Odyssey and (ii) accounted for the unlevered free cash flows from the corporate overhead expense for each of Odyssey and AOM based on projected financial data provided by Odyssey, and approved for Moelis’ use by Odyssey. Moelis did not give effect to Odyssey’s interest in the Mexican Phosphate Project, which was assumed, at Odyssey’s direction, to be separated from Odyssey prior to closing of the Merger.

Moelis calculated unlevered free cash flows for each of the Operating Assets as EBITDA, (i) less unlevered cash taxes, (ii) less capital expenditures, and (iii) plus or minus changes in working capital, as provided, and approved for Moelis’ use, by Odyssey. The financial forecasts for the Operating Assets included free cash flows for the calendar years ending December 31, 2026, through December 31, 2064 (for OML) and through 2047 (for CIC Limited). At the direction of Odyssey, no terminal values were included for the Operating Assets (or Odyssey or AOM) as the financial forecasts for the Operating Assets were developed for their respective expected asset lives.

In its analysis, Moelis applied a range of discount rates as indicated below for Odyssey and AOM, based on an estimated range of weighted average cost of capital (the “WACC”) for each of Odyssey and AOM.

Odyssey

Moelis accounted for Odyssey’s 4.5% ownership interest in OML and 11.9% ownership interest in CIC Limited and Odyssey’s corporate overhead expense. Moelis utilized a range of discount rates of 15.50% to 22.00% for Odyssey. The range of discount rates was based on an estimated range of Odyssey’s WACC. The estimated WACC range reflected a derived cost of equity range using the capital asset pricing model (“CAPM”) and a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of Odyssey reflected in the financial forecasts (using a mid-year discounting convention). At the direction of Odyssey, Moelis did not include potential value attributable to Odyssey’s net operating losses given the expectation of Odyssey that it would not generate any domestic or applicable foreign earnings in the near term against which Odyssey could utilize the net operating losses.

The standalone implied range of equity values for Odyssey and implied range of share prices for Odyssey Common Stock derived from the DCF analysis are presented below:

Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
$169 - $356	$2.76 - $5.80

AOM

Moelis accounted for AOM’s 95.5% ownership interest in OML and 36.1% ownership interest in CIC Limited and AOM’s corporate overhead expense. Moelis utilized a range of discount rates of 13.00% to 19.00% for AOM. The range of discount rates was based on an estimated range of AOM’s WACC. The estimated WACC range reflected a derived cost of equity range using CAPM and a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of AOM reflected in the financial forecasts (using a mid-year discounting convention). Moelis also accounted for AOM Area 1 and AOM Area 2 based on estimated and development-stage adjusted reserves provided by AOM (and approved for Moelis’ use by Odyssey) and giving effect to a reference range of TEV to reserve multiples. In determining the selected reference range to apply to AOM’s estimated and development-stage adjusted reserves, Moelis noted that the high-end of the selected reference range was based on the current trading figure of TMC the metals company Inc. and the low-end of the selected reference range was based on an imputed adjustment to the current trading figure of TMC the metals company Inc. based on the selected P / NAV (as defined below) multiple reference range of 0.2x—0.4x. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range of $71/metric ton to $142/metric ton.

The standalone implied range of equity values for AOM and implied range of share prices for AOM Common Stock derived from the DCF analysis are presented below:

Implied Equity Value ($ in millions)		Implied Share Price ($ per share)
$ $	3,011 - 5,458	$ $	21.88 - 39.66

DCF-Based Implied Exchange Ratio and Ownership Percentage Analysis

Based on the standalone implied range of equity values and implied range of share prices for Odyssey and AOM indicated in the standalone DCF analyses above, Moelis calculated a range of implied exchange ratios and implied pro forma ownership percentages of the pre-merger holders of Odyssey Common Stock in the combined company after giving effect to the Merger but before accounting for the AOM Bridge Financing and the AOM PIPE Financing (the “implied pro forma Odyssey ownership percentage”), which are presented below:

Implied Exchange Ratio	Implied Pro Forma Odyssey Ownership Percentage
3.7693x – 14.3582x	3.0	% - 10.6%

The low end of the range of the implied exchange ratios and the high end of the range of implied pro forma Odyssey ownership percentages represent the high end of the implied share price range and high end of the implied equity value range of Odyssey versus the low end of the implied share price range and low end of the implied equity value range of AOM, respectively. The high end of the range of the implied exchange ratios and the low end of the implied pro forma Odyssey ownership percentages represent the low end of the implied share price range and low end of the implied equity value range of Odyssey versus the high end of the implied share price range and high end of the implied equity value range of AOM, respectively.

Moelis compared (i) the range of implied exchange ratios above to the exchange ratio of 4.5017x (which will be subsequently adjusted on a proportional basis to 0.1801x to give effect to the Reverse Stock Split) in the Merger, and (ii) the range of implied pro forma Odyssey ownership percentages above to the pro forma Odyssey ownership percentage, contemplated by the Merger, before accounting for the AOM Bridge Financing and the AOM PIPE Financing, of approximately 9%.

Selected Publicly Traded Companies Analysis—Standalone

Moelis performed a selected publicly traded companies analysis of each of Odyssey and AOM. Financial data for the selected publicly traded companies was based on public filings and other publicly available information available as of April 2, 2026. In performing a selected publicly traded companies analysis of each of Odyssey and AOM, Moelis reviewed and analyzed, among other things, share price to per share net asset value (“NAV” and such multiple, “P/NAV”) multiples of the Selected Companies (as defined below) based on Wall Street equity research analyst consensus NAV estimates as of April 2, 2026, and certain other financial information and market trading data related to the following Selected Companies (as defined below) that Moelis believed, based on its professional judgment and experience, were generally relevant in certain respects to Odyssey and AOM for purposes of its analysis.

For Odyssey and AOM, Moelis selected publicly traded deep sea mining companies and traditional mining companies that operate in North America, South America and/or Australia that have exposure to nickel, manganese or cobalt and which were considered most relevant based on among other things revenue generation, scale, development stage and geographic presence. Although none of the Selected Companies are directly comparable to Odyssey or AOM, the Selected Companies presented below were selected by Moelis, based on its professional judgment and experience.

Below are the selected publicly traded companies (the “Selected Companies”) Moelis considered in its analysis:

•	TMC the metals company Inc. (“TMC”)

•	Bravo Mining Corp. (“Bravo”)

•	Power Metallic Mines Inc. (“Power Metallic”)

•	Coda Minerals Limited (“Coda”)

•	Black Canyon Limited (“Black Canyon”)

The following table summarizes the implied observed P / NAV multiples for the Selected Companies:

Selected Companies	P / NAV
TMC	0.39x
Bravo	0.18x
Power Metallic	0.46x
Coda	0.26x
Black Canyon	0.36x

Utilizing financial forecasts, on which Moelis was directed by Odyssey to rely for purposes of its financial analysis and opinion, Moelis derived a NAV by performing a discounted cash flow (“DCF”) analysis of each of Odyssey and AOM to calculate the present value of the estimated future unlevered free cash flows reflected in such forecasts to be generated by Odyssey and AOM. In its analysis of each of Odyssey and AOM, Moelis (i) accounted for the unlevered free cash flows attributable to Odyssey’s and AOM’s respective ownership interests in the Operating Assets as reflected in financial forecasts for each of the Operating Assets based on projected financial data provided to Odyssey by the Operating Assets (and as adjusted based on commodity price assumptions from Odyssey), and approved for Moelis’ use by Odyssey and (ii) accounted for the unlevered free cash flows from the corporate overhead expense for each of Odyssey and AOM based on projected financial data provided by Odyssey, and approved for Moelis’ use by Odyssey. Moelis did not give effect to Odyssey’s interest in the Mexican Phosphate Project, which was assumed, at Odyssey’s direction, to be separated from Odyssey prior to closing of the Merger.

Odyssey

Moelis accounted for Odyssey’s 4.5% ownership interest in OML and 11.9% ownership interest in CIC Limited and Odyssey’s corporate overhead expense. Moelis utilized a discount rate of 12.00% for Odyssey. The discount rate was informed by the equity research analyst estimates for discount rates applicable to TMC. As this analysis is based on P / NAV multiples derived by using NAV estimates for the Selected Companies from certain equity research analysts, for this analysis, Moelis determined, for consistency purposes and based on its professional judgment and experience, to use a discount rate informed by its review of discount rates applied to TMC by certain equity research analysts. Moelis used the foregoing discount rates to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of Odyssey reflected in the financial forecasts (using a mid-year discounting convention). At the direction of Odyssey, Moelis did not include potential value attributable to Odyssey’s net operating losses given the expectation of Odyssey that it would not generate any domestic or applicable foreign earnings in the near term against which Odyssey could utilize the net operating losses.

Moelis then gave effect to a selected reference range of P / NAV multiples to its estimate of NAV for Odyssey (other than with respect to corporate overhead expense) to derive estimated ranges of implied equity values and implied share prices for Odyssey. In determining the selected reference range to apply to the estimate of NAV for Odyssey, Moelis noted that the selected reference range was informed by (i) the current trading multiples of the Selected Companies, (ii) focus on developers with observable P / NAV consensus estimates and (iii) observation that Odyssey did not have an observable P / NAV multiple. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range of P / NAV multiples for Odyssey of 0.20x to 0.40x.

The standalone implied range of equity values for Odyssey and implied range of share prices for Odyssey Common Stock derived from the selected publicly traded companies analysis for Odyssey are presented below:

Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
$18 - $148	$0.29 - $2.42

AOM

Moelis accounted for AOM’s 95.5% ownership interest in OML and 36.1% ownership interest in CIC Limited and AOM’s corporate overhead expense. Moelis utilized a discount rate of 12.00% for AOM. The discount rate was informed by the equity research analyst estimates for discount rates applicable to TMC. As this analysis is based on P / NAV multiples derived by using NAV estimates for the Selected Companies from certain equity research analysts, for this analysis, Moelis determined, for consistency purposes and based on its professional judgment and experience, to use a discount rate informed by its review of discount rates applied to TMC by certain equity research analysts. Moelis used the foregoing discount rate to calculate estimated present values as of December 31, 2025, of the estimated after-tax unlevered free cash flows of AOM reflected in the financial forecasts (using a mid-year discounting convention).

Moelis then gave effect to a selected reference range of P / NAV multiples to its estimates of NAV for AOM (other than with respect to corporate overhead expense) to derive estimated ranges of implied equity values and implied share prices for AOM. In determining the selected reference range to apply to the estimate of NAV for AOM, Moelis noted that the selected reference range was informed by (i) the current trading multiples of the Selected Companies, (ii) focus on developers with observable P / NAV consensus estimates and (iii) observation that AOM did not have an observable P / NAV multiple. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range for P / NAV multiples for AOM of 0.20x to 0.40x.

Moelis also accounted for AOM Area 1 and AOM Area 2 based on estimated and development-stage adjusted reserves provided by AOM (and approved for Moelis’ use by Odyssey) and giving effect to a reference range of TEV to reserve multiples. In determining the selected reference range to apply to AOM’s estimated and development-stage adjusted reserves, Moelis noted that the high-end of the selected reference range was based on the current trading figure of TMC and the low-end of the selected reference range was based on an imputed adjustment to the current trading figure of TMC based on the selected P / NAV multiple reference range of

0.2x—0.4x. Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range of $71/metric ton to $142/metric ton.

The standalone implied range of equity values for AOM and implied range of share prices for AOM Common Stock derived from the selected publicly traded companies analysis for AOM are presented below:

Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
$1,383 - $2,864	$10.05 - $20.81

Selected Publicly Traded Companies-Based Implied Exchange Ratio and Ownership Percentage Analysis

Based on the standalone implied range of equity values and implied range of share prices for Odyssey and AOM indicated in the standalone Selected Publicly Traded Companies analyses above, Moelis calculated a range of implied exchange ratios and implied pro forma Odyssey ownership percentages, after giving effect to the Merger but before accounting for the AOM Bridge Financing and the AOM PIPE Financing, which are presented below:

Implied Exchange Ratio	Implied Pro Forma Odyssey Ownership Percentage
4.1528x – 71.7355x	0.6	% - 9.7%

The low end of the range of the implied exchange ratios and the high end of the range of implied pro forma Odyssey ownership percentages represent the high end of the implied share price range and high end of the implied equity value range of Odyssey versus the low end of the implied share price range and low end of the implied equity value range of AOM, respectively. The high end of the range of the implied exchange ratios and the low end of the implied pro forma Odyssey ownership percentages represent the low end of the implied share price range and low end of the implied equity value range of Odyssey versus the high end of the implied share price range and high end of the implied equity value range of AOM, respectively.

Moelis compared (i) the range of implied exchange ratios above to the exchange ratio of 4.5017x (which will be subsequently adjusted on a proportional basis to 0.1801x to give effect to the Reverse Stock Split) in the Merger, and (ii) the range of implied pro forma Odyssey ownership percentages above to the pro forma Odyssey ownership percentage, contemplated by the Merger, before accounting for the AOM Bridge Financing and the AOM PIPE Financing, of approximately 9%.

Summary of Pro Forma Transaction Analysis

DCF-Based Has/Gets Analysis

Moelis performed a DCF-based has/gets analysis to calculate an illustrative equity value uplift to the pre-transaction holders of Odyssey Common Stock implied by the Merger. This has/gets analysis compared (i) the standalone implied equity value of Odyssey based on the DCF analysis of Odyssey (the “has”) with (ii) the pro forma implied equity value of the combined company that will be owned by the pre-merger holders of Odyssey Common Stock after giving effect to the Merger but before giving effect to the AOM Bridge Financing or the AOM PIPE Financing (assuming a pro forma Odyssey ownership percentage of approximately 9.0% and an exchange ratio of 4.5017x (which will be subsequently adjusted on a proportional basis to 0.1801x to give effect to the Reverse Stock Split) (the “gets”). Moelis did not give account, in its “has” or “gets” analysis, for any value attributable to Odyssey’s interest in the Mexican Phosphate Project, which was, assumed at Odyssey’s direction, to be separated from Odyssey prior to closing of the Merger.

To calculate the pro forma implied DCF equity value of the combined company after giving effect to the Merger, Moelis utilized (i) the standalone implied DCF equity value ranges for Odyssey and AOM (described above under the heading “—Discounted Cash Flow Analysis—Standalone”), (ii) the implied present value range of estimated cost savings synergies provided by Odyssey and approved for Moelis’ use by Odyssey, (iii) the implied present vale range of cost of capital synergies which reflect potential valuation enhancement resulting from a potential reduction in the combined company’s cost of capital (based on an estimated range of WACC for Odyssey, on a standalone basis, of 15.50% to 22.00% and an estimated range of WACC for AOM, on a standalone basis, of 13.00% to 19.00% to an estimated range of WACC for the pro forma combined company of 12.00% to 18.00%), and (iv) estimated transaction expenses, as provided by Odyssey.

The following table summarizes the results of the DCF-based has/gets analysis:

	Implied Equity Value ($ in millions)	Implied Share Price ($ per share)
“Has”: Standalone Odyssey Implied DCF Equity Value	$169 – $356	$2.76 – $5.80
“Gets”: Share of Pro Forma Combined Company Implied DCF Equity Value	$320 – $595	$5.22 – $9.71
Implied Equity Value Uplift (%)	88.9% – 67.2%	88.9% – 67.2%

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its professional judgment and experience after considering the results of all of its analyses.

No company used in the analyses described above is identical to Odyssey or AOM. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above (including much of the information used therein) are inherently subject to uncertainty (exacerbated by the largely unfunded nature of the business plans of Odyssey and AOM), being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Odyssey nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

Except as described in this summary, Odyssey and the Special Transaction Committee imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The Exchange Ratio was determined through arms’ length negotiations between Odyssey, on the one hand, and AOM, on the other, and was approved by the Special Transaction Committee and Odyssey Board and the AOM Board. Moelis did not recommend any specific consideration to Odyssey, the Special Transaction Committee or the Odyssey Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger.

Moelis acted as financial advisor to the Special Transaction Committee in connection with the Merger. Odyssey agreed to pay Moelis certain fees for its services in the aggregate amount of up to $4.5 million, including an opinion fee of $1.5 million that became payable upon the substantial completion of its work in connection with the delivery of its opinion (regardless of the conclusion reached in its opinion) and a transaction fee of $3.5 million upon consummation of the Merger. One-third of the opinion fee is offset against the transaction fee. In addition, Odyssey has agreed to reimburse Moelis for certain of its expenses, including reasonable attorney’s fees, and disbursements, and to indemnify Moelis and related persons for certain liabilities, including liabilities under federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of Odyssey, AOM, CIC Limited, OML, CIC LLC, SummitNorth, Inc. or Transocean Minerals Holdings Ltd., and/or their respective affiliates. In the two years prior to the date of its opinion, Moelis had not been engaged by (and had not received any fees from) (i) Odyssey unrelated to the Merger or (ii) AOM, CIC Limited, OML, CIC LLC, SummitNorth, Inc., Transocean Minerals Holdings Ltd., Mark Justh, Tom Albanese, Greg Stemm, or John Halkyard (the foregoing parties in clauses (i) and (ii), the “Relevant Parties”). In the future, Moelis and its affiliates may provide investment banking and other services to the Relevant Parties and/or their respective affiliates, and would expect to receive compensation for such services.

The Special Transaction Committee selected Moelis as its financial advisor in connection with the Merger because Moelis has substantial experience in similar transactions and familiarity with Odyssey. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Regulatory Approvals Required for the Merger

In the U.S., Odyssey must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of the Merger Shares in connection with the Merger and the filing of this proxy statement/prospectus with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a reverse merger, in accordance with US GAAP. Under this method of accounting, Odyssey and OML will be treated as the “acquired” companies for financial reporting purposes, with CIC Limited being accounted for as an equity method investment. Accordingly, the Merger will be treated as the equivalent of AOM issuing stock for the net assets of Odyssey and OML. AOM has been determined to be the accounting acquirer in the Merger for financial reporting purposes based on an evaluation of the relevant facts and circumstances with respect to the combined company immediately after the Closing, including: (a) former AOM shareholders are expected to hold the majority of the outstanding common stock of the combined public company following the Effective Time, (b) AOM’s shareholder base, including former AOM equity holders, AOM PIPE Investors, and AOM Bridge Investors, will possess a controlling voting interest in the combined company, (c) the transaction structure results in Odyssey issuing equity in exchange for AOM’s net assets, which is substantively equivalent to AOM issuing equity to acquire Odyssey, and (d) AOM represents the substantive operating platform of the combined company following completion of the Transaction.

Appraisal Rights and Dissenters’ Rights

Odyssey Stockholders are not entitled to appraisal rights in connection with the Merger. AOM Stockholders of record and “beneficial owners” (as defined in Section 262 of the DGCL) are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. However, all Current AOM Stockholders and the AOM PIPE Investors, who will become AOM Stockholders immediately prior to the Effective Time, have waived appraisal rights in connection with the Merger. Certain AOM Bridge Investors, who will also become AOM Stockholders immediately prior to the Effective Time, have waived appraisal rights, while other AOM Bridge Investors have not, as of the date of this proxy statement/prospectus, waived appraisal rights. All references in Section 262 and this summary to (a) “stockholders” are to the record holders of the shares of AOM capital stock as of immediately prior to the effective time of the Merger as to which appraisal rights are asserted, (b) “beneficial owner” means a person who is the beneficial owner of shares of AOM capital stock held either in voting trust or by a nominee on behalf of such person immediately prior to the effective time of the Merger, and (c) “person” mean any individual, corporation, partnership, unincorporated association, or other entity.

The discussion below is not a complete summary regarding AOM Stockholders’ and beneficial owners’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of Section 262 of the DGCL, which may be accessed without subscription or cost at the Delaware Code Online (available at: https://delcode.delaware.gov/title8/c001/sc09/index.html#262) and is incorporated herein by reference. Stockholders and beneficial owners intending to exercise appraisal rights should carefully review the full text of Section 262 of the DGCL. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL will result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that AOM Stockholders or beneficial owners exercise their appraisal rights under Delaware law.

A stockholder or beneficial owner who desires to exercise appraisal rights must (a) not vote in favor of the adoption of the Merger Agreement, (b) continuously hold the shares of record or continuously beneficially own the shares for which appraisal will be sought from the date of making the demand through the Effective Time, and (c) otherwise comply with the requirements of Section 262 of the DGCL.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, and that appraisal rights are available. Such notice may, and, if given on or after the effective date of the merger, shall, also notify such stockholders of the effective date of the merger.

If the Merger is completed, within ten days after the effective date of the Merger, AOM, as the surviving corporation in the Merger, will notify its stockholders who are entitled to exercise appraisal rights that the Merger has been approved, the effective date of the Merger and that appraisal rights are available in connection with the Merger. Holders and beneficial owners of shares of AOM capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to AOM within 20 days after the date that notice is given. The execution and delivery of a written consent approving the Merger will constitute a waiver of your appraisal rights with respect to such shares covered by the written consent.

A demand for appraisal made by a stockholder must reasonably inform AOM of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of AOM capital stock held by such stockholder. Any such demand for appraisal should be executed by or on behalf of the holder of record of the shares for which appraisal is demanded, fully and correctly, as the stockholder’s name appears on AOM’s books and records and state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the Merger. The demand may also be made by a beneficial owner of shares of AOM capital stock if, in addition to otherwise satisfying the foregoing requirements, (a) such beneficial owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (b) the demand made by such beneficial owner reasonably identifies the holder of record of such shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices and to be set forth on the verified list described below. Alternatively, beneficial owners of shares of AOM capital stock may have the holder of record of such shares submit the required demand in respect of such shares. Failure to deliver a written consent adopting the Merger Agreement and approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to American Ocean Minerals Corporation, 400 North Ashley Drive, Suite 1900, Tampa, Florida 33602.

If shares of AOM capital stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, any demand for appraisal executed by the fiduciary should be executed in that capacity. If the shares of AOM capital stock are owned by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, the agent must identify the record holder or holders of the shares (and, if by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners and otherwise comply with the requirements applicable to appraisal demands made by beneficial owners) and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record holder or holders or beneficial owner or owners, as he case may be.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

ALL DEMANDS MUST BE RECEIVED BY AOM WITHIN 20 DAYS AFTER THE DATE AOM GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE IN CONNECTION WITH THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of AOM capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of AOM capital stock.

At any time within 60 days after the Effective Time, any person who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such person’s demand and accept the terms of the Merger by delivering a written withdrawal to AOM. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of AOM capital stock.

Within 120 days after the effective date of the Merger, any person who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of stockholders or beneficial owners holding or owning these shares. This written statement will be mailed to the requesting person within 10 days after the person’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any person who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and AOM, which will be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a person to file a petition within the period specified could nullify the person’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a person other than the surviving corporation and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the persons who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that person.

After determination of the persons entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those persons. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value. When the fair value is determined, the Delaware Court of Chancery will direct the payment of the fair value, with interest thereon accrued during the pendency of the proceeding (if any) to the persons entitled to receive the same, upon surrender by the holders of the certificates representing those shares. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in Section 262, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5.0% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger and which throw any light on future prospects of the merged corporation.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding (which do not include attorneys’ fees and the fees and expenses of experts) may be imposed upon the surviving corporation and the persons participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a person whose name appears on the list filed by the surviving corporation as described above, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any person in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any person who has demanded appraisal rights will not, after the effective date of the Merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date of the Merger. If no petition for appraisal is filed within 120 days after the effective date of the Merger, or if a person who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective date of the Merger, then the right of that person to appraisal will cease and that person will be entitled to receive the merger consideration for shares of such person’s AOM capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the Merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the court and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered in the Merger, within 60 days after the Effective Time.

Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement and the Merger Agreement Amendment. Copies of the Merger Agreement and the Merger Agreement Amendment are attached to this proxy statement/prospectus as Annex A-1 and Annex A-2, respectively, and are incorporated by reference into this proxy statement/prospectus. The Merger Agreement and the Merger Agreement Amendment have been attached to this proxy statement/prospectus to provide you with information regarding their terms. They are not intended to provide any other factual information about Odyssey, AOM, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Merger Agreement Amendment. You should refer to the full text of the Merger Agreement Merger Agreement Amendment for details of the Merger and the terms and conditions of the Merger Agreement Merger Agreement Amendment.

The Merger Agreement contains representations and warranties that Odyssey and Merger Sub, on the one hand, and AOM, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. Although Odyssey and AOM do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Odyssey or AOM, because they were made as of specific dates and are modified by the disclosure schedules.

The Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub will merge with and into AOM, with Merger Sub ceasing to exist and AOM surviving the Merger as a wholly owned subsidiary of Odyssey. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, has not conducted any business prior to the date of the Merger Agreement, and has no assets, liabilities, or obligations of any nature other than those incidental to its formation and those arising pursuant to the Merger Agreement.

Effective Time of the Merger

Upon the terms and subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, the parties will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”). The Merger will become effective at the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other date or time as Odyssey and AOM may agree in writing and specify in the Certificate of Merger (such time, the “Effective Time”).

Merger Consideration

At the Closing, Odyssey will issue to the AOM Stockholders (including the AOM Bridge Investors and AOM PIPE Investors who will become AOM Stockholders immediately prior to the Effective Time) an aggregate number of shares of Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) equal to the Exchange Ratio multiplied by all of the shares of AOM Common Stock then outstanding, including shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to, and in connection with, the AOM Bridge Debentures and PIPE Agreements (the “Merger Consideration”). Each issued and outstanding share of AOM Common Stock (other than treasury shares, which will be canceled, and any AOM Dissenting Shares) will be canceled and automatically converted into the right to receive 4.5017 shares of Odyssey Common Stock or Odyssey New Preferred Shares, which exchange ratio will be proportionately adjusted to 0.1801 to give effect to the Reverse Stock Split, as applicable, payable, without interest and less any applicable withholding, to the applicable AOM Stockholder.

As used in this proxy statement/prospectus, “Odyssey New Preferred Shares” shall mean shares of a new series of preferred stock of Odyssey (the terms of which shall be set forth in a certificate of designation filed prior to or at the Closing) that provides for: (a) conversion of such Odyssey New Preferred Shares into shares of Odyssey Common Stock on an as-converted basis intended to be economically equivalent to the shares of Odyssey Common Stock for which such Odyssey New Preferred Shares are issued; (b) a limitation on conversion pursuant to which no conversion may be effected to the extent that such conversion would result in the holder thereof, together with its affiliates, beneficially owning (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately following such conversion; (c) voting rights on an as-converted basis with the Odyssey Common Stock, voting together with the Odyssey Common Stock as a single class, but only to the extent such Odyssey New Preferred Shares are then convertible into Odyssey Common Stock; and (d) such other powers, preferences, rights and qualifications, limitations and restrictions as are required under applicable state law to establish a valid series of preferred stock. It is currently expected that the Odyssey New Preferred Shares will represent less than 3% of shares outstanding after the Merger.

Effect of the Merger on AOM Common Stock and Merger Sub Common Stock

At the Effective Time, by virtue of the Merger and without any further action on the part of any party or the holders of any securities of AOM:

•

Each share of AOM Common Stock held in the treasury of AOM or owned by Odyssey or Merger Sub immediately prior to the Effective Time will be canceled automatically without any conversion thereof, and no payment or distribution will be made with respect to such shares.

•

Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid, and nonassessable share of common stock of the surviving corporation.

Dissenter’s Rights

Notwithstanding anything in the Merger Agreement to the contrary, any AOM Dissenting Shares will not be converted into the right to receive its applicable portion of the Merger Consideration, but instead will be converted into the right to receive such consideration as may be determined to be payable with respect to such share in accordance with the DGCL. Each holder of AOM Dissenting Shares who becomes entitled to payment under the DGCL will receive payment therefore solely in accordance with the DGCL (and only after the value of such shares has been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any AOM Dissenting Share loses its status as an AOM Dissenting Share, such share will automatically be converted into the right to receive its applicable portion of the Merger Consideration as if it had never been an AOM Dissenting Share, and Odyssey will deliver, or cause to be delivered, to the holder thereof, following satisfaction of the applicable conditions in the Merger Agreement, the applicable portion of the Merger Consideration. AOM will promptly notify Odyssey of any demands for appraisal, withdrawals of such demands or any other instruments served pursuant to the DGCL and received by AOM. AOM will not, without Odyssey’s prior written consent, make or offer to make any payment with respect to, or settle or offer to settle, any claim relating to any AOM Dissenting Share.

Closing and Effective Time

The Merger will be completed by electronic exchange of documents on the fourth business day after the satisfaction or (to the extent permitted by law) waiver of the conditions to the parties’ obligations set forth in the

Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties and specified in the Certificate of Merger.

Representations and Warranties

Under the Merger Agreement, AOM made customary representations and warranties to Odyssey and Merger Sub relating to, among other things: organization; authorization; capitalization; AOM subsidiaries; consents and approvals; no violations; financial statements; no undisclosed liabilities; absence of certain changes; real estate; intellectual property; litigation; insolvency; AOM contracts; tax returns and taxes; environmental matters; licenses and permits; employees; consultants; international trade and anti-corruption matters; certain fees; insurance; affiliate transactions; information supplied; compliance with laws; the bridge financing and the AOM PIPE financing; the NOAA application; the assets of the company; and the ownership of Odyssey capital stock.

Under the Merger Agreement, Odyssey and Merger Sub made customary representations and warranties to AOM relating to, among other things: organization; authorization; capitalization; consents and approvals; no violations; financial statements; no undisclosed liabilities; absence of certain changes; real estate; intellectual property; litigation; insolvency; Odyssey material contracts; tax returns and taxes; environmental matters; licenses and permits; employee and labor matters; international trade and anti-corruption matters; certain fees; insurance; affiliate transactions; information supplied; compliance with laws; organization of Merger Sub; and SEC filings and Nasdaq listing.

Covenants of the Parties

Covenants of AOM

AOM made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions, AOM will, and will cause its Subsidiaries to, use commercially reasonable efforts to conduct its activities in a manner consistent with its nature and stage of development, and will use commercially reasonably efforts to (a) preserve intact its present business organization, (b) keep available the services of its directors, officers and key consultants and other advisors and (c) maintain existing business relationships.

•	Subject to certain exceptions, AOM will not, and will cause its subsidiaries not to, among other things:

•	amend or otherwise change its organizational documents;

•

issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests or securities convertible into or exchangeable for any such equity interests, or enter into any contract with respect to the foregoing;

•

split, combine, redeem, reclassify purchase or otherwise acquire any equity interests; declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests;

•	sell, lease, license, permit to lapse, transfer, abandon or dispose of any material properties or assets;

•	incur or guarantee any indebtedness;

•	make any loans, advances or capital contributions;

•	make any material changes to its accounting methods or practices; or

•	enter into or amend any material contract outside the ordinary course of business.

Covenants of Odyssey

Odyssey made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions, each Odyssey Party will use commercially reasonable efforts to conduct its activities in the ordinary course of business, and to use commercially reasonable efforts to (a) preserve intact its present business organization, (b) keep available the services of its directors, officers and key consultants and other advisors and (c) maintain existing business relationships.

•	Subject to certain exceptions, each Odyssey Party will not, among other things:

•	amend or otherwise change its organizational documents in a manner that would be materially or disproportionately adverse to the AOM Stockholders;

•

issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests or securities convertible into or exchangeable for any such equity interests, or enter into any contract with respect to the foregoing;

•	split, combine, redeem, reclassify, purchase or otherwise acquire any shares of capital stock or other equity interests;

•	declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests;

•	sell, lease, license, permit to lapse, transfer, abandon or dispose of any material properties or assets;

•

materially amend, terminate or extend any material contracts or leases (other than in the ordinary course of business), or enter into any contract that would have been material if in effect as of the date of the Merger Agreement;

•	incur indebtedness, make loans or advances, or cancel or forgive indebtedness owed to it (other than intercompany indebtedness);

•

enter into or modify compensation arrangements or increase compensation or benefits for directors, officers, employees or other service providers, other than as required by law, existing agreements or in the ordinary course of business consistent with past practice;

•	make or change material tax elections, settle tax matters, file amended tax returns, enter into tax sharing or similar agreements, or take other significant tax actions outside the ordinary course;

•	make material changes in accounting methods, principles or practices (except as required by GAAP or applicable law);

•	acquire assets, securities or businesses (other than in the ordinary course), grant material liens (other than permitted liens), or make capital expenditures outside the ordinary course;

•	waive or settle material claims or litigation;

•	enter into new lines of business or adopt any plan of liquidation, dissolution, restructuring, recapitalization or reorganization (other than the Merger);

•	fail to maintain insurance consistent with past practice; or

•	agree or commit to take any of the foregoing actions.

Non-Solicitation; Change in Recommendation

Odyssey, AOM, and their respective affiliates and representatives are prohibited from soliciting, or engaging in discussions regarding, any alternative acquisition proposal to acquire 20% or more of the equity or assets of Odyssey or AOM, as applicable (an “Alternative Proposal”). However, prior to receipt of the Odyssey Stockholder Approval, Odyssey may furnish non-public information to, and engage in discussions with, any third person who has made a bona fide written proposal to acquire 80% or more of the equity or assets of Odyssey that the Odyssey Board or Special Transaction Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable to Odyssey Stockholders than the Merger, taking into account all legal, financial, regulatory, timing and other relevant factors (a “Superior Proposal”). Prior to obtaining Odyssey Stockholder Approval, the Odyssey Board or Special Transaction Committee may effect an adverse change to its recommendation (an “Adverse Recommendation Change”) or terminate the Merger Agreement in response to a Superior Proposal, subject to providing AOM at least five (5) business days’ prior written notice and an opportunity to propose revised terms, with any material change to a Superior Proposal triggering a new two (2) business day notice and negotiation period. The Odyssey Board or Special Transaction Committee may also effect an Adverse Recommendation Change in response to a material event or circumstance not known or reasonably foreseeable as of the date of the Merger Agreement (an “Intervening Event”), subject to at least three (3) business days’ prior notice and good-faith consideration of any proposed amendments to the Merger Agreement by AOM; neither receipt of an Alternative Proposal nor changes in Odyssey’s stock price, constitute an Intervening Event. Notwithstanding any Adverse Recommendation Change, Odyssey remains obligated to submit the Proposals to Odyssey Stockholders for a vote unless the Merger Agreement has been terminated in accordance with its terms.

Post-Merger Odyssey Executive Officers and Directors

The Merger Agreement provides that, prior to the Effective Time, Odyssey will take all necessary corporate action so that, as of the Effective Time, Mark B. Justh will serve as the Chief Executive Officer of Odyssey and the Odyssey Board will consist of seven directors: Thomas Albanese, Mark B. Justh, Mark E. Luther, Ph.D., Shona Mato Lynch, Philip Plough, William Scripps, and John-Paul Yun. If any of the individuals is unwilling, unable or no longer capable to serve in such positions as of the Effective Time, AOM will have the right to designate a replacement individual, subject to good-faith consultation with Odyssey and provided further that any such replacement individual shall meet the applicable standards to serve as a director under the rules and regulations of Nasdaq and Odyssey’s applicable policies regarding director qualifications.

Directors and Officers Indemnification

From and after the Closing, Odyssey will, and will cause each of its subsidiaries to indemnify, defend and hold harmless each current or former director, officer, manager, employee, agent and fiduciary (each, an “Indemnified Person”) (in all of their capacities) against any and all losses incurred in connection with any actual or threatened action arising out of or pertaining to the fact that such person is or was a director, officer, manager, employee, agent or fiduciary of Odyssey or any of its subsidiaries, or is or was serving at the request of Odyssey or any of its subsidiaries, in all such cases to the greatest extent that such persons are indemnified before the Closing by Odyssey or any of its subsidiaries.

Odyssey will, prior to the Closing, obtain and fully pay for (a) a “go-forward” directors’ and officers’ liability insurance policy to cover the post-Closing directors and officers of Odyssey and (b) “tail” insurance policies to Odyssey’s and AOM’s existing directors’ and officers’ liability insurance policies, with coverage for a period of six years following the Closing, covering the Indemnified Persons and any individual who, at or prior to the Effective Time, was a director or officer of AOM for claims arising out of acts or omissions occurring at or prior to the Effective Time.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations

The respective obligations of each party to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

•

No court or other governmental entity will have enacted, issued, promulgated, enforced or entered any law, injunction, order or other judgment that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

•	The Odyssey Stockholder Approval will have been obtained.

•	The Requisite AOM Approval will have been obtained.

•

The Registration Statement will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued, and no proceedings for such purpose will have been initiated or threatened by the SEC and not withdrawn.

•

The conditions to the closing of each of certain agreements to which CIC Limited, CIC LLC, or OML is a party will have been satisfied or waived or, to the extent any such conditions are required to be satisfied at the closing of such agreement, will be capable of being satisfied at such closing, and each other such agreement will remain in full force and effect.

Additional Conditions to the Obligations of AOM

The obligations of AOM to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following further conditions:

•

The representations and warranties of the Odyssey Parties set forth in the first four sentences of Section 4.3(a) (Capitalization) and in Section 4.7(c) (Absence of Certain Changes) of the Merger Agreement must be true and correct in all respects (other than, in the case of the first four sentences of Section 4.3(a), such failures to be true and correct as are de minimis failures) as of the date of the Merger Agreement and as of the Closing Date as though made on such date.

•

The representations and warranties of the Odyssey Parties set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capitalization) (other than the first four sentences of Section 4.3(a)), Section 4.4(a) (Consents and Approvals; No Violations), Section 4.17 (Certain Fees) and Section 4.22 (Organization of Merger Sub) of the Merger Agreement must be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as though made on such date.

•

Each of the other representations and warranties of the Odyssey Parties from the Merger Agreement must be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Odyssey Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the Closing Date as though made on such date, except where the failure to be true and correct has not had and would not, individually or in the aggregate, reasonably be expected to have an Odyssey Material Adverse Effect.

•	Each of the Odyssey Parties having performed in all material respects its obligations under the Merger Agreement required to be performed at or prior to the Closing.

•

An authorized officer of the Odyssey Parties having executed and delivered to AOM a certificate (the “Odyssey Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) of the Merger Agreement.

•	Since the date of the Merger Agreement, there must not have occurred any Odyssey Material Adverse Effect that is continuing as of the Closing.

•	The Non-Core Asset Transactions must have been consummated in all material respects.

Additional Conditions to the Obligations of the Odyssey Parties

The obligations of the Odyssey Parties to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following further conditions:

•

The representations and warranties of AOM set forth in Section 3.3 (Capitalization) (other than the last two sentences thereof), Section 3.4 (AOM Subsidiaries) and Section 3.8(c) (Absence of Certain Changes) of the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made on such date.

•

The representations and warranties of AOM set forth in Section 3.1 (Organization), Section 3.2 (Authorization), the last two sentences of Section 3.3 (Capitalization), Section 3.5 (Consents and Approvals; No Violations) and Section 3.19 (Certain Fees) of the Merger Agreement must be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as though made on such date.

•

Each of the other representations and warranties of AOM from the Merger Agreement must be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality,” “AOM Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the Closing Date as though made on such date, except where the failure to be true and correct has not had and would not, individually or in the aggregate, reasonably be expected to have an AOM Material Adverse Effect.

•	AOM having performed in all material respects its obligations under the Merger Agreement required to be performed at or prior to the Closing.

•

An authorized officer of AOM having executed and delivered to the Odyssey Parties a certificate (the “AOM Closing Certificate”) as to compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) of the Merger Agreement.

•	Since the date of the Merger Agreement, there must not have occurred any AOM Material Adverse Effect that is continuing as of the Closing.

•	The AOM PIPE Investment having been consummated with gross proceeds of not less than $25.0 million.

•	Immediately prior to the Effective Time, after giving effect to the AOM PIPE Investment, AOM having a minimum cash balance of not less than $100.0 million.

•	Immediately prior to the Effective Time, the AOM Bridge Debentures having been converted into shares of AOM Common Stock in accordance with their terms.

•

The NOAA Application must (a) remain pending and must not have been withdrawn or denied, or (b) have been approved or granted by NOAA, and, in either case, no condition, restriction, limitation or determination imposed or made in connection therewith exists that would reasonably be expected to materially and adversely affect the ability of AOM and its affiliates to execute on their business plan and strategy described in the NOAA Application following the Closing.

Related Transactions and Conditions to the Merger

The following table summarizes certain related transactions and their respective conditions that must be satisfied or waived in connection with the closing of the Merger:

Related Transaction	Description / Condition	Effect if Not Satisfied or Waived
AOM PIPE Investment	AOM PIPE Investment must be consummated with gross proceeds of not less than $25 million, and, immediately prior to the Effective Time and after giving effect	• Merger will not be completed unless this condition is satisfied or waived by Odyssey. • Merger Agreement may be terminated.

Related Transaction	Description / Condition	Effect if Not Satisfied or Waived
	to the AOM PIPE Investment, AOM must have a cash balance of not less than $100 million.	• AOM PIPE Subscription Agreement terminates if Merger Agreement terminates without the Merger being consummated.

AOM Bridge Debenture Conversion	Immediately prior to the Effective Time, the AOM Bridge Debentures must have converted into shares of AOM Common Stock in accordance with their terms.	• Merger will not be completed unless this condition is satisfied or waived by Odyssey. • Merger Agreement may be terminated.

CIC and OML Agreements	The conditions to the closing of certain specified agreements with CIC Limited and OML must have been satisfied or waived (or, to the extent required to be satisfied at such closing, be capable of being satisfied), and each other agreement with CIC Limited and OML must remain in full force and effect.	• Merger will not be completed unless this condition is satisfied or waived. • Merger Agreement may be terminated.

Non-Core Asset Separation	Non-Core Asset Transactions must have been consummated in all material respects.

•

Merger will not be completed unless this condition is satisfied or waived by AOM.

•

Merger Agreement may be terminated.

•

If waived by AOM, Merger may close without the Non-Core Asset Transactions having occurred.

If the conditions described above are not satisfied or waived (where waiver is permitted), the Merger may not be consummated and the Merger Agreement may be terminated by either party in accordance with its terms. If a condition is waived, the Merger may close without the relevant related transaction being consummated. The AOM PIPE Subscription Agreement terminates automatically if the Merger Agreement is terminated without the Merger being consummated.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing under certain customary and limited circumstances, including, but not limited to, the following:

•	By mutual written consent of the parties.

•

By Odyssey or AOM if the Merger has not been consummated by the date that is six (6) months following the date of the Merger Agreement (the “Outside Date”), which Outside Date may be extended by either party first by an additional two (2) months and then by one further period of thirty (30) days if the conditions to Closing remain capable of being satisfied; provided that no party may terminate the Merger Agreement pursuant to this provision if the failure to consummate the Merger by the Outside Date is primarily attributable to such party’s failure to perform any covenant or other obligation required to be performed by it under the Merger Agreement. AOM elected to extend the Outside Date for the addition period of two (2) months, as a result of which the Outside Date is currently December 8, 2026.

•	By Odyssey or AOM if any governmental entity or court of competent jurisdiction has enacted, issued, promulgated, enforced, or entered any order that has become final and non-appealable and has the effect of making consummation of the transactions illegal or otherwise preventing or prohibiting consummation of the transactions; provided that this right to terminate will not be available to any party whose failure to materially fulfill any representation, warranty, covenant or obligation under the Merger Agreement or other material action has been the actual or proximate cause of such order.

•

By AOM if, prior to the Odyssey Stockholder Approval having been obtained, the Odyssey Board or the Special Transaction Committee makes an “Adverse Recommendation Change,” meaning any action by the Odyssey Board or the Special Transaction Committee to (i) withdraw, modify, qualify, or change, in a manner adverse to AOM, its recommendation that Odyssey Stockholders vote in favor of the Merger Share Issuance Proposal or the Share Increase Proposal, (ii) publicly recommend, approve, or adopt any Alternative Proposal, or (iii) fail to include such recommendation in this proxy statement/prospectus.

•

By Odyssey if (i) the Odyssey Board or the Odyssey Special Transaction Committee authorizes Odyssey to enter into a definitive agreement providing for a Superior Proposal, (ii) concurrently with such termination, Odyssey enters into such definitive agreement and (iii) prior to or concurrently with such termination, Odyssey pays to AOM the Odyssey termination payment described under the section “Odyssey Termination Payment” below.

•	By Odyssey or AOM if either the Merger Share Issuance Proposal or the Share Increase Proposal is not approved at the Odyssey Stockholder Meeting.

•

By the Odyssey Parties if AOM has breached any of its representations, warranties, covenants or other agreements in the Merger Agreement, or any such representation or warranty becomes untrue or inaccurate after the date of the Merger Agreement, such that the conditions to Closing would not be satisfied; provided that if such breach is curable, the Odyssey Parties must provide AOM with twenty (20) days’ written notice describing the breach in reasonable detail and an opportunity to cure, and the Odyssey Parties may not terminate if they are themselves then in material breach of the Merger Agreement which would give rise to a failure to satisfy the AOM conditions to Closing.

•

By AOM if any Odyssey Party has breached any of its representations, warranties, covenants or other agreements in the Merger Agreement, or any such representation or warranty becomes untrue or inaccurate after the date of the Merger Agreement, such that the conditions to Closing would not be satisfied; provided that if such breach is curable, AOM must provide the Odyssey Parties with twenty (20) days’ written notice describing the breach in reasonable detail and an opportunity to cure, and AOM may not terminate if it is itself then in material breach of the Merger Agreement which would give rise to a failure to satisfy the Odyssey conditions to Closing.

•

By the Odyssey Parties if AOM does not deliver to Odyssey the AOM Written Consent constituting the Requisite AOM Approval within two (2) business days following the date on which this Registration Statement is declared effective under the Securities Act.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no further force or effect, and no party will have any liability thereunder; provided, however, that certain provisions will survive termination, including the termination payment provisions, and termination of the Merger Agreement will not relieve any party from liability for fraud or any willful and intentional breach of any covenant or obligation contained in the Merger Agreement.

Odyssey Termination Payment

In the event that:

•

the Merger Agreement is terminated by AOM pursuant to an Adverse Recommendation Change by the Odyssey Board or the Special Transaction Committee, or by Odyssey in order to enter into a definitive agreement providing for a Superior Proposal; or

•

the Merger Agreement is terminated because the either the Merger Share Issuance Proposal or the Share Increase Proposal is not approved at the Odyssey Special Meeting or by AOM as a result of a willful and intentional breach by Odyssey of its covenants (and at such time the Odyssey Stockholder Approval has not been obtained), and (A) after the date of the Merger Agreement but before the Odyssey Special Meeting an Alternative Proposal with respect to Odyssey will have been publicly made or publicly proposed or communicated to Odyssey or to the Odyssey Stockholders generally (and not withdrawn), and (B) within twelve (12) months after such termination Odyssey will have entered into a definitive agreement providing for the consummation of an Alternative Proposal; provided that, for purposes of clause (B), all references in the definition of “Alternative Proposal” to 20% will instead refer to 50%;

then Odyssey will pay to AOM, in cash by wire transfer, a nonrefundable fee in the amount of $2.2 million.

No Survival of Representations and Warranties

None of the representations, warranties, or agreements contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement will survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Governing Law

The Merger Agreement is governed by and is to be construed in accordance with the laws of the State of New York (without regard to any conflict of laws or choice of laws rules or principles that would cause or permit the application of the laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

Exclusive Jurisdiction; Waiver of Trial by Jury

Any legal dispute relating to the Merger Agreement may be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of such courts. Each party, and any person asserting rights as a third-party beneficiary, irrevocably and unconditionally waives, to the fullest extent permitted by law, any right to trial by jury in any legal dispute relating to the Merger Agreement or the transactions contemplated thereby.

Amendments

The Merger Agreement may be amended by the parties at any time by execution and delivery of an instrument in writing signed by each of the parties; provided, however, that after the Odyssey Stockholder Approval has been obtained, no amendment may be made that by law requires further approval by the Odyssey Stockholders without such approval having been obtained.

Merger Agreement Amendment

On June 26, 2026, Odyssey, Oceanus Merger Sub, Inc. and AOM entered into the Merger Agreement Amendment. The Merger Agreement Amendment amended Section 5.8(a) of the Merger Agreement to revise certain provisions relating to the shareholder proposals to be presented in the proxy statement/prospectus and amended the form of Odyssey’s amended and restated articles of incorporation attached as Exhibit B to the Merger Agreement to provide for 400,000,000 authorized shares of Odyssey common stock and 25,000,000 authorized shares of Odyssey preferred stock following the effectiveness of the proposed articles amendment. Except as expressly modified by the Merger Agreement Amendment, the terms of the Merger Agreement remain unchanged and continue in full force and effect.

CERTAIN AGREEMENTS RELATED TO THE MERGER

Odyssey Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and AOM entered into a note purchase agreement (the “Odyssey Note Purchase Agreement”) pursuant to which Odyssey issued and sold to AOM a secured promissory note (the “Initial Odyssey Note”) in an amount of up to $5.0 million (the “Initial Odyssey Note Purchase Price”). At an initial closing, AOM will, subject to the satisfaction or waiver of specified conditions, pay to Odyssey a portion of the Initial Odyssey Note Purchase Price in the amount of $1.5 million. The remaining $3.5 million of the Initial Odyssey Note Purchase Price will be paid in specified amounts on the first business day of each of the four months after the date of the initial closing. The Odyssey Note Purchase Agreement also provides that, at AOM’s option, AOM may purchase from Odyssey one or more additional secured promissory notes (the “Pre-Closing Odyssey Notes” and, together with the Initial Odyssey Note, the “Odyssey Notes”) in an aggregate amount of up to $5.0 million. Odyssey’s obligations under the Odyssey Notes will be secured by a security interest in substantially all of Odyssey’s assets. The principal amount of the Odyssey Notes will equal the aggregate amount paid to Odyssey by AOM. The principal amount of the Odyssey Note bears interest at the rate of 8.0% per annum. Odyssey will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the earlier of April 8, 2027, or upon the consummation of the Merger. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full. On September 8, 2026, Odyssey and AOM amended the Odyssey Note Purchase Agreement to increase the maximum amount of the Initial Odyssey Note to $5.5 million or such greater amount as agreed by AOM.

AOM Bridge Subscription Agreements

Prior to the execution and delivery of the Merger Agreement, AOM entered into subscription agreements (the “Bridge Subscription Agreements”) with certain third-party investors (the “AOM Bridge Investors”) pursuant to which the AOM Bridge Investors provided aggregate financing to AOM in the amount of approximately $75.6 million through the purchase of convertible debentures of AOM (the “AOM Bridge Debentures”). The AOM Bridge Debentures will automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the AOM Bridge Investors will become stockholders of AOM immediately prior to the consummation of the Merger.

AOM PIPE Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, AOM and Odyssey entered into securities purchase agreement (the “AOM PIPE Subscription Agreement” and, together with the AOM Bridge Subscription Agreements, the “Subscription Agreements”) with certain third-party investors (the “AOM PIPE Investors”), pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of $156.4 million (the “AOM PIPE Investment”), on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related warrants to be entered into at the closing of the AOM PIPE Investment (the “AOM PIPE Warrants”). The AOM PIPE Investment is to be effected through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants.

At the Effective Time, each AOM PIPE Warrant outstanding immediately prior to the Effective Time will be assumed by Odyssey and converted into a warrant to purchase shares of Odyssey Common Stock (each, an “Odyssey Assumed Warrant”), on the same terms and conditions as were applicable to such AOM PIPE Warrant immediately prior to the Effective Time, except as otherwise provided in the Merger Agreement. The number of shares of Odyssey Common Stock issuable upon exercise of each Odyssey Assumed Warrant will be equal to the number of shares of AOM common stock subject to such AOM PIPE Warrant immediately prior to the Effective Time, adjusted to reflect the Exchange Ratio. The exercise price per share of each Odyssey Assumed Warrant will be equal to the exercise price per share of AOM common stock applicable to the corresponding AOM PIPE Warrant immediately prior to the Effective Time, divided by the Exchange Ratio, with such exercise price rounded up to the nearest one-hundredth of a dollar. Except for the foregoing adjustments, the Odyssey Assumed Warrants will retain the same expiration dates and other material terms as the AOM PIPE Warrants in effect immediately prior to the Effective Time. The assumption will be effected under the terms of the AOM PIPE Warrants, pursuant to which Odyssey will join each AOM PIPE Warrant and be substituted for AOM as the issuer, and no separate warrant instrument will be issued. See “Description of Odyssey’s Securities—Warrants.”

CIC Limited Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, and certain of the stockholders of CIC Limited (the “CIC Stockholders”) entered into an equity exchange agreement (“CIC Limited Equity Exchange Agreement”) pursuant to which the CIC Stockholders agreed to exchange their shares of CIC Limited Class A common stock (“CIC Shares”) for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey Common Stock equal to the number of CIC Shares such CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is $1.22, being the agreed value per CIC Share, and the denominator of which is $1.10 ($27.50 after the Reverse Stock Split), being the price per share of Odyssey Common Stock paid by the AOM PIPE Investors (and reflecting a proportional adjustment to reflect the Reverse Stock Split), subject to further adjustment in certain circumstances to comply with the applicable listing rules.

Notwithstanding anything in the CIC Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the CIC Limited Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey Common Stock immediately prior to the date of the CIC Limited Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the CIC Limited Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market (which approval is being sought as Proposal No. 2 in this proxy statement/prospectus), or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

As of the date of this proxy statement/prospectus, CIC Stockholders have agreed to exchange an aggregate 39,403,671 CIC Shares for 43,702,253 shares of Odyssey Common Stock (1,748,090 shares after the Reverse Stock Split).

CIC Limited Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC Limited and AOM entered into a note purchase agreement (“CIC Limited Note Purchase Agreement”) pursuant to which CIC Limited issued and sold to AOM a convertible promissory note (the “CIC Limited Note”) in an amount of up to $20.0 million (“CIC Limited Note Purchase Price”). Within five (5) business days of the date of the CIC Limited Note Purchase Agreement, at an initial closing, AOM will pay to CIC Limited a portion of that CIC Limited Note Purchase Price in an amount to be determined by the parties. CIC Limited can issue additional draw requests to AOM for up to $5.0 million of the CIC Limited Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two (2) advance requests may be made per fiscal quarter. AOM will advance additional funds to CIC Limited within ten (10) business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Limited Note will equal the aggregate amount paid to CIC Limited by AOM. The principal amount of the CIC Limited Note will bear the interest at the rate of 8.0% per annum. CIC Limited will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC Limited Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Limited Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the convertible note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the rate, computed immediately before the initial closing on a fully diluted as-converted basis taking into account all equity securities of CIC Limited, that ascribed to CIC Limited a valuation of $200.0 million (the “CIC Limited Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC Limited will pay AOM cash equal to such fraction multiplied by the CIC Limited Conversion Rate. To the extent not previously paid or converted, CIC Limited will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC Limited Maturity Date.

CIC Limited Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC Limited (the “CIC Option Stockholders”) entered into an option agreement (the “CIC Limited Option Agreement”) pursuant to which, at any time and from time to time following the six (6)-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder (the “CIC Limited Option”) at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC Limited Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the SBMA, of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The valuation thresholds assigned to CIC Limited were the result of arm’s-length negotiations between the parties. In establishing these valuation levels, the parties considered a variety of factors, including the stage of development of the CIC Limited project, the status of regulatory approvals, the size and prospective resource potential of the licensed contract areas, comparable transactions and investments in the deep-sea mineral sector, and the anticipated increase in value associated with the achievement of significant project milestones. The purchase price payable in connection with the exercise of the CIC Limited Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) shares of Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion.

CIC LLC Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into a note purchase agreement, as amended by the first amending agreement dated June 17, 2026 (“CIC LLC Note Purchase Agreement”) pursuant to which CIC LLC issued and sold to AOM a convertible promissory note (the “CIC LLC Note”) in an amount of $5.0 million (“CIC LLC Note Purchase Price”). At an initial closing on June 23, 2026, AOM paid to CIC LLC the CIC LLC Note Purchase Price. The CIC LLC Note Purchase Price will reduce, on a dollar-for-dollar basis, the minimum cash portion of the purchase price payable by Odyssey under the CIC LLC Option Agreement, as described in the section entitled “ —CIC LLC Option Agreement.”

The principal amount of the convertible note bears interest at the rate of 8.0% per annum. CIC LLC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC LLC Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC LLC Maturity Date, to convert all, but not less than all of the outstanding principal and accrued and unpaid interest on the CIC LLC Note into the CIC Shares simultaneously with the CIC LLC Option. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) 1.00 (the “CIC LLC Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC LLC will pay AOM cash equal to such fraction multiplied by the CIC LLC Conversion Rate. To the extent not previously paid or converted, CIC LLC will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC LLC Maturity Date. The obligations of CIC LLC under the CIC LLC Note are non-recourse to CIC LLC except as to CIC LLC’s interest in the CIC Shares and if issued, any unsecured promissory note issued by CIC Limited to CIC LLC for any proceeds of the CIC LLC Notes on-lent by CIC LLC to CIC Limited.

CIC LLC Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and CIC LLC entered into an option agreement (“CIC LLC Option Agreement”) pursuant to which at any time and from time to time following the six (6)-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase CIC Shares from CIC LLC (the “CIC LLC Option”) at a purchase price per share equal to the valuation of CIC Limited divided by the total number of issued and outstanding shares of CIC Limited, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC Limited on any date on which Odyssey exercises the CIC LLC Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the SBMA, of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The valuation thresholds assigned to CIC Limited were the result of arm’s-length negotiations between the parties. In establishing these valuation levels, the parties considered a variety of factors, including the stage of development of the CIC Limited project, the status of regulatory approvals, the size and prospective resource potential of the licensed contract areas, comparable transactions and investments in the deep-sea mineral sector, and the anticipated increase in value associated with the achievement of significant project milestones. The purchase price payable in connection with the exercise of the CIC LLC Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) Odyssey’s common stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion; provided that the cash portion of the purchase price of the option will be not less than $20.0 million; and provided, further, that the minimum cash portion will be reduced, on a dollar-for-dollar basis, by the aggregate amount of payments received by CIC LLC under the CIC LLC Note Purchase Agreement. For further information, please see the section entitled “ —CIC LLC Note Purchase Agreement.”

OML Unit Purchase Agreement

On March 20, 2026, OML and AOM entered into a unit purchase agreement (“OML Unit Purchase Agreement”) pursuant to which AOM agreed to purchase from OML an aggregate of 977,995 membership units of OML (“OML Units”) for the purchase price of $20.0 million. Additionally, at any time and from time to time, AOM has the right, but not the obligation, to purchase from OML such number of additional OML Units as is necessary for AOM to hold, in the aggregate, at least 67.0% of the outstanding OML Units.

The purchase price for each additional OML Unit will equal the fair market valuation of OML divided by the number of fully diluted OML Units where: (a) the fair market valuation means the pre-money equity valuation of OML as determined by an independent valuation firm mutually agreed upon by AOM and OML, and (b) the fully diluted OML Units means the total number of issued and outstanding OML Units. On March 20, 2026, AOM paid to OML an advance of $7.5 million, and OML issued and sold 366,748 OML Units to AOM.

OML Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, Ocean Minerals, LLC (“OML”), and certain of the members of OML (the “OML Members”), entered into an equity exchange agreement (“OML Equity Exchange Agreement”) pursuant to which the OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the OML Units, Odyssey will deliver to each of the OML Members a number of shares of Odyssey Common Stock equal to the number of OML Units such OML Member elects to exchange multiplied by a fraction, the numerator of which is $20.45, being the agreed value per unit of OML Units, and the denominator of which is $1.10 ($27.50 after the Reverse Stock Split), being the price per share of Odyssey Common Stock paid by the AOM PIPE Investors (and reflecting a proportional adjustment to reflect the Reverse Stock Split), subject to further adjustment in certain circumstances to comply with the applicable listing rules.

Notwithstanding anything in the OML Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the OML Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey Common Stock immediately prior to the date of the OML Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the OML Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market (which approval is being sought as Proposal No. 2 in this proxy statement/prospectus), or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

As of the date of this proxy statement/prospectus, OML Members have agreed to exchange an aggregate 4,865,900 OML Units for 90,461,505 shares of Odyssey Common Stock (3,618,460 shares after the Reverse Stock Split).

Support Agreements

Odyssey Support Agreements

On April 8, 2026, in accordance with the Merger Agreement, Odyssey, AOM, the directors and certain officers of Odyssey who hold shares of Odyssey Common Stock together with certain other Odyssey stockholders identified in the Odyssey Disclosure Schedule to the Merger Agreement (the “Odyssey Support Stockholders”), entered into support agreements (collectively, the “Odyssey Support Agreements”) pursuant to which each Odyssey Support Stockholder agreed that at any meeting of the stockholders of Odyssey, each Odyssey Support Stockholder will (a) cause its voting shares of Odyssey to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of Odyssey (a) in favor of the Nasdaq Proposal, each of the Charter Proposals, the Golden Parachute Compensation Proposal, the Equity Plan Proposal, and any other proposal, action or matter necessary or advisable to consummate the transactions contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Odyssey if there are insufficient votes to approve such matters at the time any such meeting is held, and (c) against any transaction, reorganization or action that would reasonably be expected to impede or interfere with the transactions contemplated by the Merger Agreement or the Odyssey Support Agreement, or any change in Odyssey’s corporate structure or business, except as expressly permitted by the Merger Agreement. Certain Odyssey Support Stockholders also agreed to customary restrictions on any transfers of voting shares of Odyssey, subject to customary exceptions. Any transfer in violation of these restrictions will be null and void. The Odyssey Support Agreement will terminate upon the earliest to occur of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the mutual written consent of the parties; (iv) the time that the Odyssey Board effects an Adverse Recommendation Change in accordance with the Merger Agreement; or (v) any amendment or modification of any provision of the Merger Agreement that increases the amount or changes the form of the Merger Consideration in any material respect and is not approved by the Special Transaction Committee. As of the Record Date, the Odyssey Support Stockholders collectively held approximately [28.30]% of the voting power of the outstanding shares of Odyssey Common Stock.

AOM, the AOM Bridge Investors, and the Support Stockholders

AOM, Odyssey, certain directors, officers and founding stockholders of AOM (the “AOM Support Stockholders”), entered into a support agreement (the “AOM Support Agreement”) pursuant to which each AOM Support Stockholder agreed that at any meeting of the stockholders of AOM, or by written consent of the stockholders of AOM, each AOM Support Stockholder will (a) cause its voting shares of AOM to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of AOM, (i) in favor of the Merger, the adoption and approval of the Merger Agreement, and any other proposal, action, or matter necessary or advisable to consummate the Merger and any other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of AOM, if there are insufficient votes to approve such matters at the time any such meeting is held, and (iii) against, any transaction, reorganization, or action that would reasonably be expected to impede or interfere with the Merger, the Merger Agreement, or the transactions contemplated by the Merger Agreement or the AOM Support Agreement, or any change in AOM’s corporate structure or business except, as expressly permitted by the Merger Agreement. Each AOM Support Stockholder also agreed to customary restrictions on any transfers of any voting shares of AOM, subject to customary exceptions. Any transfer that violates these restrictions will be null and void.

Lock-Up Agreements

Odyssey and holders of AOM Common Stock, and the AOM Bridge Investors (the “Lock-Up Holders”), entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, during the applicable lock-up periods commencing on the date of the Closing, the Lock-Up Holders will not, directly or indirectly, sell or otherwise transfer any shares of Odyssey Common Stock, or make any public announcement or filing under applicable securities laws regarding any of the foregoing received in connection with the bridge transaction; provided that (a) the AOM Bridge Investors are subject to a full lock-up for a period of sixty (60) days following the Closing, with all such shares released thereafter, and (b) holders of AOM Common Stock are subject to a full lock-up through ninety (90) days following the Closing (subject to a longer period with respect to certain AOM Stockholders), followed by staged releases thereafter. Notwithstanding the foregoing, the restrictions will not apply to transfers (a) by gift or for estate-planning purposes, (b) by will or intestacy upon death, (c) to any affiliate, trust, partnership, or other entity for the benefit of the Lock-Up Holder or its immediate family, or (d) in the case of an entity, to its members, partners or stockholders, provided that the transferee agrees in writing to be bound by the applicable restrictions. Any purported transfer by the Lock-Up Holders of Odyssey Common Stock in violation of the foregoing restrictions will be null and void and will not be recognized by Odyssey or its transfer agent.

ORM Disposition Trust

Odyssey, through an indirect wholly owned subsidiary, Odyssey Marine Enterprises Ltd., a company organized in the Bahamas (“OME”), currently owns approximately 78.3% of the equity interests in Oceanica Resources Mexico, S. de R.L. de C.V., a company organized in Mexico (“ORM”). ORM owns a 50.0% interest in Phosagmex, S.A.P.I. de C.V., a joint venture company organized in Mexico (“Phosagmex”). The remaining 50.0% interest in Phosagmex is owned by Capital Latinoamericano, S.A. de C.V., a company organized in Mexico (“CapLat”).

Pursuant to the terms of the Merger Agreement, Odyssey agreed to organize a new corporation (“ORM HoldCo”), to contribute its interests in ORM to ORM HoldCo and to transfer its interests in ORM HoldCo to a newly formed liquidating trust (the “ORM Trust”), the beneficiaries of which would be the holders of Odyssey Common Stock as of a record date prior to the consummation of the Merger (the “Trust Beneficiaries”).

The purpose of ORM HoldCo and the ORM Trust is to hold and preserve the value of ORM and ORM’s assets until Phosagmex receives certain project approvals from the government of Mexico. If the project approvals are received, ORM HoldCo would then either (a) seek to sell ORM and/or ORM’s assets and distribute the net proceeds therefrom to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo or (b) conduct an initial public offering and distribute the shares of ORM Holdco to the ORM Trust (for further distribution to the Trust Beneficiaries) and any other equity holders of ORM HoldCo.

In connection with these transactions, Odyssey and AOM have agreed that ORM HoldCo would enter into a support agreement (the “ORM Support Agreement”) pursuant to which Odyssey would, for the term of the ORM Trust, provide ORM HoldCo and its subsidiaries with administrative services, access to records and personnel in connection with the enforcement of the arbitral award issued by the International Centre for Settlement of Investment Disputes on the claims brought by Odyssey against Mexico under the North American Free Trade Agreement, and other specified support services.

The parties have not entered into definitive agreements related to the disposition of ORM, and there can be no assurance they will be able to do so. Completion of the ORM disposition in all material respects, including obtaining a commitment for at least $3.6 million of financing to fund the activities of ORM HoldCo and its subsidiaries for at least 18 months after the Merger, is a condition to AOM’s obligation to close under the Merger Agreement, which condition may be waived by AOM in its sole discretion.

Litigation Related to the Merger

Following the filing of the Registration Statement on Form S-4 with the SEC, Odyssey and certain members of the Odyssey Board have become party to litigation related to the Merger and have received demand letters from purported stockholders of Odyssey.

On May 18, 2026, a complaint captioned Shugart v. Odyssey Marine Exploration, Inc., et al., Case No. 26-cv-5768, was filed in the United States District Court for the Northern District of Illinois against Odyssey and the members of the Odyssey Board. The complaint alleges violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder, and asserts that the Registration Statement contains materially incomplete and misleading disclosures concerning, among other things, the background of the Merger, alleged conflicts of interest, and the financial analyses performed by the Special Transaction Committee’s financial advisor. The complaint seeks, among other relief, to enjoin consummation of the Merger unless corrective disclosures are made, rescission of the Merger Agreement or rescissory damages if the Merger is consummated, and an award of costs and attorneys’ fees.

In addition, Odyssey has received demand letters from counsel to purported stockholders of Odyssey alleging that the Registration Statement omits material information relating to the Merger and requesting that Odyssey provide supplemental disclosures in an amendment or supplement to this proxy statement/prospectus.

Odyssey believes that the claims asserted in the complaint and the demand letters are without merit and that no further disclosure is required to supplement this proxy statement/prospectus under applicable law. Odyssey intends to vigorously defend against the complaint and any additional litigation that may arise in connection with the Merger.

It is possible that additional complaints may be filed or additional demand letters may be received in connection with the Merger. If this occurs, Odyssey does not intend to announce the filing or receipt of each additional complaint or demand letter or any amended complaint unless required by law. No assurance can be made as to the outcome of any such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. For more information on such risks, see the section entitled “Risk Factors—Risks Relating to the Merger.”

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of certain material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their AOM Common Stock for Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares) in the Merger or who hold Odyssey Common Stock immediately prior to the Merger, but does not purport to be a complete analysis of all potential tax effects. All references to “Odyssey Common Stock” in this section include the Odyssey New Preferred Shares that are received by AOM Stockholders in lieu of Odyssey Common Stock.

This discussion and the discussion of tax consequences elsewhere in this proxy statement/prospectus are limited to U.S. Holders who hold their AOM Common Stock or Odyssey Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders who may be subject to special tax treatment under the Code, including, without limitation, dealers in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold AOM Common Stock or Odyssey Common Stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive AOM Common Stock or Odyssey Common Stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons holding AOM Common Stock who exercise dissenters’ rights; persons whose shares constitute “qualified small business stock” for purposes of Section 1202 of the Code; any entity or arrangement that is classified as a partnership for U.S. federal income tax purposes (and partners thereof); S corporations or other passthrough entities (including hybrid entities); companies subject to the “stapled stock” rules; “expatriated entities”; or certain former citizens or long-term residents of the United States.

This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Neither AOM nor Odyssey have sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the alternative minimum tax and the Medicare tax on net investment income, and any applicable state, local, or non-U.S. tax laws or the tax consequences occurring prior to, concurrently with or after the Merger (whether or not such transactions are in connection with the Merger) are not discussed.

Each U.S. Holder is urged to consult its tax advisor with regard to the Merger and the application of U.S. federal income tax laws, as well as the laws of any state, local or non-U.S. taxing jurisdictions, to its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of AOM Common Stock or Odyssey Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of

Section 7701(a)(30) of the Code, which we refer to as “United States persons”) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Classified for U.S. federal income tax purposes holds AOM Common Stock or Odyssey Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding AOM Common Stock or Odyssey Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Merger to Odyssey, AOM and U.S. Holders of AOM Common Stock

Subject to the qualifications and assumptions described in this proxy statement/prospectus, the Merger is intended to be treated for U.S. federal income tax purposes as both a reorganization within the meaning of Section 368(a), and, together with certain other transactions occurring in connection with the Merger, an exchange within the meaning of Section 351(a) of the Code (together, the “Intended Tax Treatment”). You are encouraged to consult with your tax advisor as to whether the merger is characterized in accordance with the Intended Tax Treatment and as to the tax consequences of the Merger in your particular circumstances if the Merger is so characterized. The actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within Odyssey’s or AOM’s control.

Neither Odyssey nor AOM intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger. There is no guarantee that the IRS will treat the merger in accordance with the Intended Tax Treatment or that a court would not sustain a position that is contrary to any of the positions set forth in this summary.

Odyssey stockholders will not sell, exchange or dispose of any shares of Odyssey stock as a result of the Merger, so the Merger should not result in recognition of gain or loss to the Odyssey stockholders for U.S. federal income tax purposes in respect of their Odyssey shares.

Assuming the Merger is treated as in accordance with the Intended Tax Treatment, the following are the material U.S. federal income tax consequences (to the corporations involved in the merger, and to the U.S. Holders of AOM Common Stock) of the Merger:

•	a U.S. Holder will not recognize gain or loss upon the exchange of AOM Common Stock for Odyssey Common Stock pursuant to the Merger;

•

a U.S. Holder’s aggregate tax basis for the shares of Odyssey Common Stock actually received in the Merger will equal the U.S. Holder’s aggregate tax basis in the shares of AOM Common Stock surrendered upon the Closing; and

•

the holding period of the shares of Odyssey Common Stock received by a U.S. Holder in the Merger will include the holding period of the U.S. Holder’s shares of AOM Common Stock surrendered in exchange therefor.

If a U.S. Holder holds different blocks of AOM Common Stock (generally, AOM Common Stock acquired on different dates or at different prices), such U.S. Holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Odyssey Common Stock received in the Merger.

No gain or loss will be recognized by Odyssey or AOM solely as a result of the Merger. Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80.0% of taxable income (as adjusted under Section 172 of the Code). In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5.0% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including in connection with the Merger or other transactions. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected. Odyssey had net operating loss carryforwards as of June 30, 2026 of approximately $248.1 million, which are subject to limitations.

Information Reporting and Backup Withholding in respect of the Exchange of AOM Common Stock

A U.S. Holder of shares of AOM Common Stock may be subject to information reporting and backup withholding (currently at a rate of 24.0%) on cash paid in lieu of fractional shares, unless such U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, fails to furnish a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of AOM Common Stock should properly complete and sign, and deliver, an IRS Form W-9 to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of AOM Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

A U.S. holder of AOM Common Stock who receives shares of Odyssey Common Stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. Holder of AOM Common Stock who is required to file a U.S. federal income tax return and who either is a significant holder or a significant transferor (each as defined below) that receives shares of Odyssey Common Stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Sections 1.368-3 and 1.351-3 setting forth certain information regarding the merger and the holder’s shares. A “significant holder” and a significant transferor is a holder of shares of AOM Common Stock who, immediately before the Merger, owned at least 1.0% (by vote or value) of the outstanding stock of AOM or, in the case of a significant holder, securities (as that term is defined in Section 354 of the Code) of AOM with a basis for U.S. federal income tax purposes of at least $1.0 million.

PROPOSAL NO. 1—THE MERGER SHARE ISSUANCE PROPOSAL

Merger Share Issuances

At the Odyssey Special Meeting, Odyssey Stockholders will be asked to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the issuance of approximately 728,052,566 shares of Odyssey Common Stock to the AOM Stockholders pursuant to the terms of the Merger Agreement (the “Merger Shares”), as well as the issuance of shares of Odyssey Common Stock upon exercise of replacement PIPE Warrants (as adjusted for anti-dilution adjustments, the “Warrant Shares”) initially equal to 141,968,020 shares of Odyssey Common Stock. The number of Merger Shares will be proportionately adjusted to approximately 29,122,102 to give effect to the Reverse Stock Split. The issuance of the Merger Shares and Warrant Shares will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger and will result in a change of control of Odyssey. Of the 728,052,566 Merger Shares, (a) 98,982,982 shares (3,959,319 shares after the Reverse Stock Split) will be issued to the AOM Bridge Investors, who will acquire their shares of AOM Common Stock upon the automatic conversion of the AOM Bridge Debentures, which will occur immediately prior to the Effective Time, (b) 141,968,020 shares (5,678,721 shares after the Reverse Stock Split) will be issued to the AOM PIPE Investors, who will acquire their shares of AOM Common Stock pursuant to the AOM PIPE Subscription Agreement immediately prior to the Effective Time, and (c) 487,101,564 shares (19,484,062 shares after the Reverse Stock Split) will be issued to the Current AOM Stockholders. Each replacement PIPE warrant contains customary anti-dilution and other adjustments, including with respect to future issuances or sales of our common stock at prices less than the conversion price then in effect. Reductions in the exercise price as a result of the anti-dilution adjustments will inversely increase the number of Warrant Shares issuable under the replacement PIPE warrants.

A portion of the Merger Shares may be issued in the form of Odyssey New Preferred Shares, rather than Odyssey Common Stock, to AOM Stockholders (including AOM Bridge Investors and AOM PIPE Investors) whose receipt of Odyssey Common Stock would otherwise result in such AOM Stockholder, together with its affiliates, beneficially owning more than 4.99% of the outstanding shares of Odyssey Common Stock immediately following the Merger. The Odyssey New Preferred Shares are shares of a new series of Odyssey preferred stock that are convertible into shares of Odyssey Common Stock on an as-converted basis intended to be economically equivalent to the shares of Odyssey Common Stock for which they are issued, subject to the 4.99% beneficial ownership limitation on conversion described above, and vote together with the Odyssey Common Stock as a single class on an as-converted basis to the extent then convertible into Odyssey Common Stock. It is currently expected that the Odyssey New Preferred Shares will represent less than 3% of shares outstanding after the Merger. For additional information, see “The Merger Agreement—Merger Consideration.”

Immediately after the Merger, on a pro forma basis, after giving effect to the issuance of the Merger Shares and the issuance of the Exchange Shares, but assuming no exercise of the AOM PIPE Warrants or any options and warrants of Odyssey that will remain outstanding after the Merger:

•	current Odyssey Stockholders will own 6.6% of the combined company;

•	current stockholders of AOM (“Current AOM Stockholders” and, together with the AOM Bridge Investors and the AOM PIPE Investors, the “AOM Stockholders”) will own 52.8% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	the former CIC Stockholders and OML Members will own 14.5% of the combined company.

The numbers of shares and percentage interests set forth above assume that Proposal No. 2 is approved and the full amount of the applicable Exchange Shares are issued pursuant to the CIC Limited Equity Exchange Agreement and the OML Equity Exchange Agreement, and do not take into account certain shares of Odyssey Common Stock issuable upon the exercise of outstanding options and warrants of Odyssey.

For more information about the Merger and the issuance of the Merger Shares and the Exchange Shares, please see the sections entitled “The Merger,” “The Merger Agreement—Merger Consideration,” “Certain Agreements Related to the Merger—AOM Bridge Subscription Agreements,” “Certain Agreements Related to the Merger—AOM PIPE Subscription Agreement,” “Certain Agreements Related to the Merger—CIC Limited Equity Exchange Agreement,” “Certain Agreements Related to the Merger—OML Equity Exchange Agreement,” and the full text of the Merger Agreement and the Merger Agreement Amendment included as Annex A-1 and Annex A-2, respectively, hereto.

Approval of the Merger Share Issuances

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20.0% of the number of shares of common stock then outstanding. The issuance of the Merger Shares is expected to result in an issuance comprising more than 20.0% of the outstanding common stock of Odyssey, or more than 20.0% of the voting power, in each case outstanding before the issuance.

In addition, under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock where the issuance will result in a change of control of the company.

In addition, under Nasdaq Listing Rule 5635(a)(2), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of another company’s stock if any director, officer or “Substantial Shareholder” (as that term is defined in the Nasdaq Listing Rules) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the potential issuance of common stock will result in an increase in outstanding common shares or voting power of 5% or more. Mark B. Justh is a director of Odyssey and a director and officer of AOM and owns approximately 6.89% of AOM. Because the issuance of shares to the AOM Stockholders will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of the Merger Shares also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2).

Accordingly, the Odyssey Board is requesting stockholder approval of Proposal No. 1 to comply with Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b).

Vote Required for Approval

The approval of the Merger Share Issuance Proposals requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Merger Share Issuance Proposal.

Completion of the Merger is conditioned upon, among other things, approval of the Merger Share Issuance Proposal and the Share Increase Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS

STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF THE MERGER

SHARES AS SET FORTH IN THE MERGER SHARE ISSUANCE PROPOSAL.

PROPOSAL NO. 2—THE CIC AND OML SHARE ISSUANCE PROPOSAL

At the Odyssey Special Meeting, Odyssey Stockholders will be asked to approve, as required by Nasdaq Listing Rules 5635(a)(1), 5635(a)(2) and 5635(b), the issuance of approximately 134,163,758 shares of Odyssey Common Stock to (i) the CIC Stockholders pursuant to the terms of the CIC Equity Exchange Agreement, the CIC Limited Option Agreement, and the CIC LLC Option Agreement and (ii) the OML Members pursuant to the terms of the OML Equity Exchange Agreement (collectively, the “Exchange Shares”), which number of Exchange Shares will be proportionately adjusted to 5,366,550 to give effect to the Reverse Stock Split.

Immediately after the Merger, on a pro forma basis, after giving effect to the issuance of the Merger Shares and the issuance of the Exchange Shares, but assuming no exercise of the AOM PIPE Warrants or any options and warrants of Odyssey that will remain outstanding after the Merger:

•	current Odyssey Stockholders will own 6.6% of the combined company;

•	current stockholders of AOM (“Current AOM Stockholders” and, together with the AOM Bridge Investors and the AOM PIPE Investors, the “AOM Stockholders”) will own 52.8% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	the former CIC Stockholders and OML Members will own 14.5% of the combined company.

The numbers of shares and percentage interests set forth above assume that Proposal No. 2 is approved and the full amount of the applicable Exchange Shares are issued pursuant to the CIC Limited Equity Exchange Agreement and the OML Equity Exchange Agreement, and do not take into account certain shares of Odyssey Common Stock issuable upon the exercise of outstanding options and warrants of Odyssey.

For more information about the Merger and the issuance of the Merger Shares and the Exchange Shares, please see the sections entitled “The Merger,” “The Merger Agreement—Merger Consideration,” “Certain Agreements Related to the Merger—AOM Bridge Subscription Agreements,” “Certain Agreements Related to the Merger—AOM PIPE Subscription Agreement,” “Certain Agreements Related to the Merger—CIC Limited Equity Exchange Agreement,” “Certain Agreements Related to the Merger—OML Equity Exchange Agreement,” and the full text of the Merger Agreement and the Merger Agreement Amendment included as Annex A-1 and Annex A-2, respectively, hereto.

Approval of the Exchange Share Issuances

The issuance of the Exchange Shares is part of a series of integrated transactions contemplated by the Merger Agreement, including the issuance of the Merger Shares, which, in the aggregate, will result in the issuance of shares representing more than 20.0% of the shares of Odyssey Common Stock outstanding immediately prior to the Merger and will result in a change of control of Odyssey. Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of another company’s stock if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock where the issuance will result in a change of control of the company. Because the issuance of the Exchange Shares is integrated with the issuance of the Merger Shares for purposes of the Nasdaq Listing Rules, stockholder approval of the issuance of the Exchange Shares is required under Nasdaq Listing Rules 5635(a)(1) and 5635(b).

In addition, under Nasdaq Listing Rule 5635(a)(2), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of another company’s stock if any director, officer or “Substantial Shareholder” (as that term is defined in the Nasdaq Listing Rules) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the potential issuance of common stock will result in an increase in outstanding common shares or voting power of 5% or more. Mark B. Justh is a director of Odyssey and a director and officer of AOM and indirectly owns approximately 9.2% of CIC Limited. Because the issuance of shares to the CIC Stockholders, when integrated with the issuance of the Merger Shares and the other Exchange Shares, will result in an increase in outstanding common shares or voting power of 5% or more, the issuance of shares to the CIC Stockholders also requires stockholder approval under Nasdaq Listing Rule 5635(a)(2).

Vote Required for Approval

The approval of the CIC Limited and OML Share Issuance Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the CIC and OML Share Issuance Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS

STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF THE EXCHANGE

SHARES AS SET FORTH IN THE CIC AND OML SHARE ISSUANCE PROPOSAL.

PROPOSALS NO. 3A THROUGH 3G—THE CHARTER PROPOSALS

Overview

The Odyssey Board has unanimously approved, and recommends that Odyssey Stockholders approve, the amendment and restatement of the Odyssey Charter in the form attached as Annex K to this proxy statement/prospectus (the “A&R Odyssey Articles”). The A&R Odyssey Articles would become effective at the consummation of the Merger. So that Odyssey Stockholders can vote separately on each material change, Odyssey is presenting the changes in the A&R Odyssey Articles as the following seven separate proposals:

•

Proposal No. 3A—The Share Increase Proposal: to increase the number of authorized shares of Odyssey Common Stock from 82,000,000 shares to 400,000,000 shares and the number of authorized shares of Odyssey Preferred Stock from 24,984,166 shares to 25,000,000 shares (Article IV);

•	Proposal No. 3B—The Director and Officer Liability Proposal: to update the provisions on the limitation of liability and indemnification of Odyssey’s directors and officers (Articles VII and XI);

•	Proposal No. 3C—The Jury Trial Waiver Proposal: to require that “internal actions” tried in Nevada state courts be tried before a judge and not a jury (new Article XII);

•

Proposal No. 3D—The Articles Update Proposal: to make clean-up and clarifying changes and update statutory references, including the change of Odyssey’s name to “American Ocean Minerals Corporation” (Articles I, II, III, IV, VI, IX, X and XII);

•	Proposal No. 3E—The Distribution Test Opt-Out Proposal: to opt out of a Nevada “balance sheet” test that limits distributions to stockholders (Article IV);

•	Proposal No. 3F—The Bylaw Amendment Proposal: to give the Odyssey Board the exclusive power to adopt, amend or repeal the Odyssey Bylaws (Article VIII); and

•

Proposal No. 3G—The Voting Standard Proposal: to remove the voting standard in the current Odyssey Charter so that the default voting standards in Nevada law and the Odyssey Bylaws apply, and to update the related quorum and preferred stock voting provisions (Article V).

We refer to these seven proposals together as the “Charter Proposals.”

Relationship Among the Charter Proposals and the Merger

Each Charter Proposal will be voted on separately. Approval of the Share Increase Proposal is a condition to the completion of the Merger. None of the other Charter Proposals is a condition to the completion of the Merger, and no Charter Proposal is conditioned on the approval of any other Charter Proposal.

Any Charter Proposal that is approved will take effect only if the Merger is completed. At that time, Odyssey will file the A&R Odyssey Articles with the Nevada Secretary of State. The A&R Odyssey Articles will include only the changes described in the Charter Proposals that Odyssey Stockholders approve. If any other Charter Proposal is not approved, the related provisions of the current Odyssey Charter will carry over into the A&R Odyssey Articles without change. If the Merger is not completed, none of the Charter Proposals will take effect, even if approved. The form of A&R Odyssey Articles attached as Annex K assumes that all of the Charter Proposals are approved.

Each description below is a summary and is qualified in its entirety by reference to the full text of the A&R Odyssey Articles attached as Annex K to this proxy statement/prospectus.

PROPOSAL NO. 3A—THE SHARE INCREASE PROPOSAL

The Odyssey Board has unanimously adopted and now recommends for your approval a proposal to (i) increase the number of authorized shares of Odyssey Common Stock from 82,000,000 shares to 400,000,000 shares and (ii) increase the number of authorized shares of Odyssey Preferred Stock from 24,984,166 shares to 25,000,000 shares, in each case, to be effected at the consummation of the Merger. If the Share Increase Proposal is approved, the first sentence of Article IV of the A&R Odyssey Articles will read: “The aggregate number of shares which this Corporation shall have authority to issue is: Four-Hundred Million (400,000,000) shares of $.0001 par value each, which shares shall be designated ‘Common Stock’; and Twenty-Five Million (25,000,000) shares of $.0001 par value each, which shares shall be designated ‘Preferred Stock’ and which may be issued in one or more series at the discretion of the board of directors of the Corporation (the ‘Board of Directors’).”

To effectuate the Merger, the Odyssey Board, acting on the unanimous recommendation of the Special Transaction Committee, believes that it is necessary and in the best interests of Odyssey and its stockholders to amend the Odyssey Charter to increase the number of authorized shares of Odyssey Common Stock. Upon consultation with management and the unanimous recommendation of the Special Transaction Committee, the Odyssey Board unanimously approved, and unanimously recommends for stockholder approval, the Share Increase Proposal, which provides for the increase to the number of authorized shares of Odyssey Common Stock from 82,000,000 shares of Odyssey Common Stock to 400,000,000 shares of Odyssey Common Stock.

Background — Reverse Stock Split

After the effectiveness of the registration statement of which this proxy statement/prospectus forms a part but before completion of the Merger, Odyssey intends to effect the Reverse Stock Split. As a result of the Reverse Stock Split, every 25 shares of Odyssey Common Stock issued and outstanding will be automatically combined into one share of Odyssey Common Stock. Following the Reverse Stock Split, there will be approximately 2.4 million shares of Odyssey Common Stock outstanding and 82,000,000 shares authorized. Accordingly, following the Reverse Stock Split, Odyssey will have approximately 79.0 million authorized but unissued shares of Odyssey Common Stock available (excluding shares reserved for issuance under Odyssey’s equity incentive plans and outstanding warrants).

In connection with the Merger, Odyssey expects to issue approximately 29,122,102 shares of Odyssey Common Stock to the AOM Stockholders (after giving effect to the Reverse Stock Split). After giving effect to the Share Increase Proposal, the issuance of the Merger Shares and the issuance of the Exchange Shares, Odyssey would have approximately 360.7 million authorized but unissued and unreserved shares of Odyssey Common Stock, providing Odyssey with significant headroom for future corporate purposes.

Purpose of the Proposal

The approval of the Share Increase Proposal is important for Odyssey’s ongoing business. Although Odyssey will, following the Reverse Stock Split, have a sufficient number of authorized but unissued shares to issue the Merger Shares at Closing, the Odyssey Board believes that increasing the number of authorized shares is necessary to provide the combined company with adequate headroom for its ongoing business needs following the Merger, including the issuance of the Exchange Shares and other post-Closing capital requirements. The Odyssey Board also believes it would be prudent and advisable to have additional flexibility regarding the potential use of shares of Odyssey Common Stock for business and financial purposes in the future. Having an increased number of authorized but unissued shares of Odyssey Common Stock would allow Odyssey to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of stockholders for the purpose of approving an increase in our authorized shares. The additional shares could be used for various purposes without further stockholder approval. These purposes may include: (a) raising capital, if Odyssey has an appropriate opportunity, through offerings of Odyssey Common Stock or securities that are convertible into Odyssey Common Stock; (b) expanding Odyssey’s business through potential strategic transactions, including mergers, acquisitions, licensing transactions and other business combinations or acquisitions of new product candidates or products; (c) establishing strategic relationships with other companies; (d) exchanges of Odyssey Common Stock or securities that are convertible into Odyssey Common Stock for other outstanding securities; (e) providing equity incentives pursuant to Odyssey’s equity incentive, or another plan Odyssey may adopt in the future, to attract and retain employees, officers or directors; and (f) other general corporate purposes. Odyssey intends to use the additional shares of Odyssey Common Stock that will be available to undertake any such issuances described above. As is the case with the shares of Odyssey Common Stock which are currently authorized but unissued, if the Share Increase Proposal is adopted by the stockholders, the Odyssey Board will only have authority to issue the additional shares of Odyssey Common Stock from time to time without further action on the part of stockholders to the extent not prohibited by applicable law or by the rules of any stock exchange or market on which our securities may then be listed or authorized for quotation. Because it is anticipated that Odyssey directors and executive officers will be granted additional equity awards under the Plan, or another plan Odyssey adopts in the future, they may be deemed to have an indirect interest in the Share Increase Proposal, because absent the Share Increase Proposal, Odyssey may not have sufficient authorized shares to grant such awards.

The increase in authorized shares of Odyssey Common Stock will not have any immediate effect on the rights of existing Odyssey Stockholders. However, because Odyssey Stockholders do not have any preemptive rights, future issuance of shares of Odyssey Common Stock or securities exercisable for or convertible into shares of common stock could have a dilutive effect on our earnings per share, book value per share, and the voting rights of stockholders and could have a negative effect on the price of Odyssey Common Stock.

Disadvantages to an increase in the number of authorized shares of Odyssey Common Stock may include:

•	Stockholders may experience further dilution of their ownership.

•

Stockholders will not have any preemptive or similar rights to subscribe for or purchase any additional shares of Odyssey Common Stock that may be issued in the future, and therefore, future issuances of Odyssey Common Stock, depending on the circumstances, will have a dilutive effect on the earnings per share, voting power and other interests of our existing stockholders.

•

The additional shares of Odyssey Common Stock for which authorization is sought in this proposal would be part of the existing class of Odyssey Common Stock and, if and when issued, would have the same rights and privileges as the shares of Odyssey Common Stock presently outstanding.

•

The issuance of authorized but unissued shares of Odyssey Common Stock could be used to deter a potential takeover of us that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desires of the Odyssey’s Board. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of stock compared to the then-existing market price. Odyssey does not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences.

Odyssey has agreed, pursuant to the terms of the Merger Agreement, to (i) increase the number of authorized shares, pending Odyssey Stockholder approval. Odyssey is therefore requesting our stockholders approve the Share Increase Proposal to increase our authorized shares of Odyssey Common Stock from 82,000,000 shares of Odyssey Common Stock to 400,000,000 shares of Odyssey Common Stock and (ii) increase our authorized shares of Odyssey Preferred Stock from 24,984,166 shares to 25,000,000 shares, in each case upon the filing of the A&R Odyssey Articles with the Nevada Secretary of State at the consummation of the Merger.

Consequences if the Share Increase Proposal Is Not Approved

Approval of the Share Increase Proposal is a condition to the completion of the Merger. If the Share Increase Proposal is not approved, this condition will not be satisfied and the Merger will not be completed. In that case, Odyssey’s authorized capital stock will remain 82,000,000 shares of Odyssey Common Stock and 24,984,166 shares of Odyssey Preferred Stock.

Vote Required for Approval

The approval of the Share Increase Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Share Increase Proposal.

Completion of the Merger is conditioned upon, among other things, approval of the Merger Share Issuance Proposal and the Share Increase Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE INCREASE PROPOSAL.

PROPOSAL NO. 3B—THE DIRECTOR AND OFFICER LIABILITY PROPOSAL

Proposed Amendment

The Odyssey Board has unanimously adopted and recommends for your approval a proposal to amend Articles VII and XI of the Odyssey Charter, which cover the indemnification of directors and officers and the limitation of their personal liability, to be effected at the consummation of the Merger.

Limitation of liability (Article XI). The current Odyssey Charter provides that no director or officer will be liable to Odyssey or any stockholder for damages for breach of fiduciary duty, except for (a) liability under Section 78.300 of the NRS, which relates to unlawful distributions, or (b) acts or omissions involving intentional misconduct, fraud or a knowing violation of law. If the Director and Officer Liability Proposal is approved, Article XI of the A&R Odyssey Articles will provide that “[t]he liability of directors and officers of the Corporation is hereby eliminated or limited to the fullest extent permitted by the NRS.” As under the current Odyssey Charter, Article XI will also provide that a later amendment or repeal of the article will not reduce its protection for matters that occurred before that amendment or repeal, and that the article will apply to the full extent permitted by the NRS as it may be amended in the future.

Indemnification (Article VII). The current Odyssey Charter authorizes Odyssey to indemnify its directors, officers, employees and agents, by bylaw, agreement, vote of stockholders or disinterested directors or otherwise, beyond the indemnification expressly permitted by Section 78.751 of the NRS for breach of duty to Odyssey and its stockholders, subject to the limits in Nevada law. Article VII of the A&R Odyssey Articles keeps this authority, but updates the statutory references to Sections 78.7502 and 78.751 of the NRS and removes the words “for breach of duty to the Corporation and its shareholders,” so that the authority is not limited to claims for breach of duty. Indemnification will remain subject to the limits in Chapter 78 of the NRS.

Effect of the Proposal

Under Section 78.138(7) of the NRS, a director or officer of a Nevada corporation generally is not personally liable to the corporation, its stockholders or its creditors for damages for any act or failure to act in that capacity unless (a) the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted, and (b) it is proven that the act or failure to act was a breach of fiduciary duty that involved intentional misconduct, fraud or a knowing violation of law. This statutory protection applies to Odyssey’s directors and officers today. Because the new Article XI refers to the protection permitted by the NRS rather than restating specific exceptions, any future change in Nevada law that expands or limits this protection will apply to Odyssey’s directors and officers automatically, without a further stockholder vote. [Odyssey does not expect the proposal to materially change the protection available to its directors and officers under current Nevada law.]

The proposal would not eliminate or limit [(i) the liability of directors under Section 78.300 of the NRS for unlawful distributions,] (ii) the ability of Odyssey or its stockholders to seek remedies other than damages, such as an injunction or rescission, or (iii) the liability of directors or officers under the federal securities laws.

Reasons for the Proposal

The Odyssey Board believes the proposal will help the combined company attract and retain qualified directors and officers. Directors and officers of public companies face a significant risk of lawsuits, including lawsuits that lack merit, and the cost of defending them can be high. The Odyssey Board believes that clear protection that tracks Nevada law, as it may change over time, is consistent with the practice of other Nevada public companies and will allow directors and officers to make business decisions without undue concern about personal liability.

Interests of Odyssey’s Directors and Officers

Odyssey’s current directors and executive officers, and the individuals who will serve as directors and executive officers of the combined company after the Merger, may be considered to have an interest in this proposal because they would benefit from the protections in Articles VII and XI of the A&R Odyssey Articles.

Consequences if the Director and Officer Liability Proposal Is Not Approved

Approval of the Director and Officer Liability Proposal is not a condition to the completion of the Merger. If this proposal is not approved but the Merger is completed, Articles VII and XI of the current Odyssey Charter will carry over into the A&R Odyssey Articles without change, and Odyssey’s directors and officers will continue to have the protections provided by those articles and by Nevada law.

Vote Required for Approval

The approval of the Director and Officer Liability Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Director and Officer Liability Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR AND OFFICER LIABILITY PROPOSAL.

PROPOSAL NO. 3C—THE JURY TRIAL WAIVER PROPOSAL

Proposed Amendment

The Odyssey Board has unanimously adopted and recommends for your approval a proposal to add a new Article XII to the Odyssey Charter, to be effected at the consummation of the Merger. If the Jury Trial Waiver Proposal is approved, Article XII of the A&R Odyssey Articles will provide:

“To the fullest extent not inconsistent with any applicable U.S. federal laws, any and all ‘internal actions’ (as defined in NRS 78.046) to be tried in any court of the State of Nevada must be tried before the presiding judge as the trier of fact and not before a jury. This Article shall conclusively operate as a waiver of the right to trial by jury by each party to any such internal action.”

NRS 78.046(4), which became effective on May 30, 2025, permits a Nevada corporation to include this type of provision in its articles of incorporation. Under NRS 78.046, an “internal action” means any action, suit or proceeding (i) brought in the name or right of the corporation or on its behalf, including a derivative action, (ii)

for or based on a breach of fiduciary duty by a director, officer or controlling stockholder of the corporation in that capacity, or (iii) arising under, or to interpret, apply, enforce or determine the validity of, any provision of Title 7 of the NRS, the articles of incorporation, the bylaws or certain related agreements. Typical examples include a stockholder lawsuit claiming that directors breached their fiduciary duties in approving a transaction, or a dispute over the meaning of a provision of the A&R Odyssey Articles or the Odyssey Bylaws.

Effect of the Proposal

If the proposal is approved, any internal action that is tried in a Nevada state court would be decided by the judge rather than by a jury. The provision would not prevent any stockholder from bringing a claim, and it would not limit the remedies a court may award. It would change only who decides the facts at trial. The provision would not apply to (i) actions that are not internal actions, such as most commercial disputes with third parties, (ii) actions tried in a federal court or in a court of a state other than Nevada, or (iii) any matter to the extent the waiver would be inconsistent with U.S. federal law.

Application to Claims Under the Federal Securities Laws

Odyssey does not believe the jury trial waiver would apply to claims under the federal securities laws. Claims under the Exchange Act must be brought in federal court, and the waiver applies only to actions tried in Nevada state courts. Claims under the Securities Act may be brought in either federal or state court, but these claims arise under federal law, and Odyssey does not believe they are “internal actions” as defined in NRS 78.046. In addition, Article XII applies only to the extent it is not inconsistent with U.S. federal law. However, a court could reach a different conclusion. Stockholders will not be deemed, by operation of Article XII, to have waived Odyssey’s compliance with the federal securities laws and the rules and regulations under those laws.

Risks and Other Effects on Stockholders

Odyssey Stockholders should consider the following risks and effects of the Jury Trial Waiver Proposal:

•

A stockholder who brings an internal action in a Nevada state court would not have a jury decide the facts. A trial before a judge could lead to results that differ from, and are less favorable to the stockholder than, the results a jury might reach.

•

The provision may discourage stockholders from bringing internal actions, including claims against Odyssey’s directors and officers, or may reduce the value of these claims in settlement. This could reduce the deterrent effect that these claims may have on the conduct of directors and officers.

•

The provision would apply to every party to an internal action, including Odyssey, and to every stockholder, whether the stockholder acquired shares before or after the provision is adopted and whether or not the stockholder voted for it.

Uncertainty Regarding Enforceability

NRS 78.046(4) is new, and [to Odyssey’s knowledge,] no court has yet interpreted it or decided whether a jury trial waiver in a corporation’s articles of incorporation is enforceable against its stockholders. A court could find the waiver unenforceable in whole or in part, for example under the right to a jury trial in the Nevada Constitution or because a stockholder did not individually agree to the waiver. A court could also disagree with Odyssey about whether a particular claim is an internal action. If a court finds the provision unenforceable in a particular case, that case would proceed with a jury trial if one is otherwise available, and Odyssey may incur additional costs in resolving the issue.

Reasons for the Proposal

The Odyssey Board believes that judges experienced in corporate law are well suited to decide internal actions, which often involve complex legal and financial issues. It also believes that trials before a judge tend to produce faster, more predictable and more consistent outcomes, at a lower cost to Odyssey and, indirectly, its stockholders. The Odyssey Board considered the risks described above and believes that the benefits of the proposal outweigh those risks.

Consequences if the Jury Trial Waiver Proposal Is Not Approved

Approval of the Jury Trial Waiver Proposal is not a condition to the completion of the Merger. If this proposal is not approved but the Merger is completed, the A&R Odyssey Articles will not include Article XII, and each party to an internal action will keep any right to a jury trial that is otherwise available under applicable law.

Vote Required for Approval

The approval of the Jury Trial Waiver Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Jury Trial Waiver Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE JURY TRIAL WAIVER PROPOSAL.

PROPOSAL NO. 3D—THE ARTICLES UPDATE PROPOSAL

Proposed Amendments

The Odyssey Board has unanimously adopted and recommends for your approval a proposal to make the clean-up and clarifying changes to the Odyssey Charter that are reflected in the A&R Odyssey Articles and are not covered by another Charter Proposal, to be effected at the consummation of the Merger. These changes are generally intended to update the Odyssey Charter, which was originally filed in 1997, to reflect the combined company and current Nevada law. The changes are:

•	Name change (Article I). Changes Odyssey’s name from “Odyssey Marine Exploration, Inc.” to “American Ocean Minerals Corporation.”

•

Statutory references and conforming changes (Articles II, III, IV and VI). Replaces references to the “Nevada Business Corporation Act” with references to the NRS and updates defined terms. Deletes Section 3 of Article III, which repeats the Odyssey Board’s authority in Article IV to issue preferred stock in series. Clarifies in Article IV that the Odyssey Board sets the terms of a series of preferred stock by filing a certificate of designation with the Nevada Secretary of State. Makes conforming changes to Article VI, which covers transactions with interested directors or officers, including removing the requirement that the interest be noted in the minutes.

•

Registered agent and directors (Articles IX and X). Replaces the name and address of Odyssey’s original resident agent with a general reference to its registered agent, and removes the names and addresses of the initial directors listed in 1997. The number of directors will continue to be fixed in the manner provided in the Odyssey Bylaws.

•	Incorporator (Article XII). Deletes the article that names Odyssey’s original incorporator. If the Jury Trial Waiver Proposal is approved, the new jury trial waiver will become Article XII.

Reasons for the Proposal

The Odyssey Board believes that these changes will simplify and modernize the Odyssey Charter, remove outdated information, conform the Odyssey Charter to current Nevada law and reflect the combined company’s new name.

Consequences if the Articles Update Proposal Is Not Approved

Approval of the Articles Update Proposal is not a condition to the completion of the Merger. If this proposal is not approved but the Merger is completed, the provisions of the current Odyssey Charter described above will carry over into the A&R Odyssey Articles without change. [In that case, Odyssey expects to change its name to “American Ocean Minerals Corporation” by [another method permitted under Nevada law].]

Vote Required for Approval

The approval of the Articles Update Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Articles Update Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ARTICLES UPDATE PROPOSAL.

PROPOSAL NO. 3E—THE DISTRIBUTION TEST OPT-OUT PROPOSAL

Proposed Amendment

The Odyssey Board has unanimously adopted and recommends for your approval a proposal to add a provision to Article IV of the Odyssey Charter, to be effected at the consummation of the Merger. If the Distribution Test Opt-Out Proposal is approved, Article IV of the A&R Odyssey Articles will include the following provision:

“Notwithstanding anything to the contrary in these Articles of Incorporation or the bylaws of the Corporation (as amended from time to time, the ‘Bylaws’), the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).”

Effect of the Proposal

Section 78.288(2)(b) of the NRS currently prohibits Odyssey from paying dividends or making other distributions to stockholders if, after the distribution, Odyssey’s total assets would be less than its total liabilities plus the amount needed to pay the liquidation preferences of any holders of senior stock. Nevada law allows a corporation to opt out of this “balance sheet” test in its articles of incorporation. If the proposal is approved, Odyssey would no longer be subject to this test.

Stockholders and creditors would still have important protections. Section 78.288(2)(a) of the NRS would continue to prohibit any distribution that would leave Odyssey unable to pay its debts as they become due in the usual course of business, and the Odyssey Board would remain bound by its fiduciary duties when approving any distribution. However, the opt-out could allow a distribution at a time when Odyssey’s liabilities exceed its assets on its balance sheet, which could reduce the assets available to its creditors and to the holders of any preferred stock. Odyssey does not expect to pay cash dividends in the foreseeable future.

Reasons for the Proposal

The Odyssey Board believes that the balance sheet test relies on accounting measures that may not reflect Odyssey’s true financial strength or its ability to return capital to stockholders. Opting out would give the Odyssey Board more flexibility to consider distributions, such as dividends or share repurchases, when it believes they are in the best interests of Odyssey and its stockholders.

Consequences if the Distribution Test Opt-Out Proposal Is Not Approved

Approval of the Distribution Opt-Out Proposal is not a condition to the completion of the Merger. If this proposal is not approved but the Merger is completed, the A&R Odyssey Articles will not include this provision, and Odyssey will remain subject to the balance sheet test in Section 78.288(2)(b) of the NRS.

Vote Required for Approval

The approval of the Distribution Test Opt-Out Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Distribution Test Opt-Out Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DISTRIBUTION TEST OPT-OUT PROPOSAL.

PROPOSAL NO. 3F—THE BYLAW AMENDMENT PROPOSAL

Proposed Amendment

The Odyssey Board has unanimously adopted and recommends for your approval a proposal to amend Article VIII of the Odyssey Charter, to be effected at the consummation of the Merger. If the Bylaw Amendment Proposal is approved, Article VIII of the A&R Odyssey Articles will provide:

“The Bylaws may be adopted from time to time by the Board of Directors. The power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested exclusively in the Board of Directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with law or these Articles of Incorporation.”

Effect of the Proposal

Under the current Odyssey Charter, the Odyssey Board has the power to adopt, amend or repeal the Odyssey Bylaws, but this power is subject to repeal or change by the stockholders. Section 78.120(2) of the NRS permits a Nevada corporation’s articles of incorporation to give this power exclusively to the board of directors. If the proposal is approved, only the Odyssey Board will be able to adopt, amend or repeal the Odyssey Bylaws. Stockholders would no longer be able to adopt bylaw amendments or to repeal or change bylaws adopted by the Odyssey Board, including bylaws on matters such as advance notice of stockholder nominations and proposals and other procedures for stockholder meetings.

Reasons for the Proposal

The Odyssey Board believes that giving it the exclusive power to amend the Odyssey Bylaws will allow the combined company to respond quickly to legal, regulatory and governance developments without the cost and delay of a stockholder meeting.

Risks and Other Effects on Stockholders

This proposal would reduce the rights of stockholders. Stockholders would lose the ability to change the Odyssey Bylaws, even if a majority of stockholders supports the change, and the Odyssey Board could adopt bylaw changes that some stockholders oppose. This could make it more difficult for stockholders to make governance changes without the support of the Odyssey Board and could discourage or delay a change in control of Odyssey.

Consequences if the Bylaw Amendment Proposal Is Not Approved

Approval of the Bylaw Amendment Proposal is not a condition to the completion of the Merger. If this proposal is not approved but the Merger is completed, Article VIII of the current Odyssey Charter will carry over into the A&R Odyssey Articles without change, and stockholders will keep their existing power to repeal or change the Odyssey Bylaws.

Vote Required for Approval

The approval of the Bylaw Amendment Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Bylaw Amendment Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BYLAW AMENDMENT PROPOSAL.

PROPOSAL NO. 3G—THE VOTING STANDARD PROPOSAL

Proposed Amendment

The Odyssey Board has unanimously adopted and recommends for your approval a proposal to amend Article V of the Odyssey Charter, to be effected at the consummation of the Merger. If the Voting Standard Proposal is approved, Article V of the A&R Odyssey Articles will provide:

“Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of stockholders of record, except as otherwise provided in these Articles of Incorporation including in any certificate of designation filed pursuant hereto. A majority of the voting power of the shares entitled to vote on the matter, represented in person or by proxy (regardless of whether the proxy has the authority to vote on any matter), shall constitute a quorum at a meeting of stockholders. Cumulative voting shall not be allowed in the election of directors of this Corporation.

Shares of Preferred Stock shall be entitled to such voting rights, if any, as are set forth in these Articles of Incorporation, including in any applicable certificate of designation, or as otherwise required by the NRS.”

Effect of the Proposal

The proposal would make three changes to Article V:

•

Voting standard. The current Odyssey Charter provides that, if a quorum is present, a matter is approved by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the matter, unless the Odyssey Charter or Nevada law requires otherwise. The A&R Odyssey Articles would remove this standard, so that the default voting standards in Nevada law and the Odyssey Bylaws apply. Under Section 78.320 of the NRS, unless the articles of incorporation or bylaws provide otherwise, a matter (other than the election of directors) is approved if the votes cast in favor exceed the votes cast against it. As a result, unless the Odyssey Bylaws or Nevada law require otherwise, abstentions would no longer have the effect of a vote against a matter. [The Odyssey Bylaws currently provide [●].] The proposal would not change the vote required for matters for which Nevada law sets a specific standard, such as amendments to the articles of incorporation.

•

Quorum. The current Odyssey Charter provides that a majority of the shares of Odyssey Common Stock entitled to vote, represented in person or by proxy, is a quorum. The A&R Odyssey Articles would instead provide that a quorum is a majority of the voting power of the shares entitled to vote on the matter, so that the voting power of any series of preferred stock with voting rights would also count.

•

Preferred stock voting rights. The current Odyssey Charter provides that shares of preferred stock have only the voting rights determined by the Odyssey Board before they are issued, except as required by law, in which case each share has one vote. The A&R Odyssey Articles would instead provide that preferred stock has the voting rights, if any, set out in the A&R Odyssey Articles, including in the applicable certificate of designation, or as required by the NRS. No shares of Odyssey Preferred Stock are currently outstanding.

Reasons for the Proposal

The Odyssey Board believes that the default voting standard under Nevada law is a clearer and more common standard for Nevada public companies, because it counts only the votes actually cast for or against a matter. The Odyssey Board also believes that the updated quorum and preferred stock provisions conform the Odyssey Charter to current Nevada law and practice.

Risks and Other Effects on Stockholders

Because abstentions would no longer count as votes against a matter, a matter could be approved with the support of fewer shares than would be required under the current Odyssey Charter.

Consequences if the Voting Standard Proposal Is Not Approved

Approval of the Voting Standard Proposal is not a condition to the completion of the Merger. If this proposal is not approved but the Merger is completed, Article V of the current Odyssey Charter will carry over into the A&R Odyssey Articles without change.

Vote Required for Approval

The approval of the Voting Standard Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Voting Standard Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE VOTING STANDARD PROPOSAL.

PROPOSAL NO. 4—THE GOLDEN PARACHUTE COMPENSATION PROPOSAL

General

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act, Odyssey is providing its stockholders with the opportunity to cast a non-binding, advisory vote to approve certain compensation payments that will or may be made to two of Odyssey’s named executive officers, Mark D. Gordon and John D. Longley, Jr., in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnotes to that table contained in the section captioned “The Merger — Interests of Odyssey’s Directors and Officers in the Merger — Golden Parachute Compensation.”

Odyssey believes that those certain compensation payments that will or may be made to two of Odyssey’s named executive officers in connection with the Merger are reasonable and further the goals of Odyssey’s executive compensation program by ensuring the retention of talented executive officers and aligning their interests with the long-term interests of Odyssey Stockholders.

Odyssey asks that its stockholders vote “FOR” the following resolution:

“RESOLVED, that certain compensation payments that will or may be made to Mark D. Gordon and John D. Longley, Jr., two of Odyssey’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnotes to that table contained in the section captioned “The Merger — Interests of Odyssey’s Directors and Officers in the Merger —Golden Parachute Compensation,” is hereby APPROVED on a non-binding, advisory basis.”

This vote is advisory and, therefore, it will not be binding on Odyssey, nor will it overrule any prior decision or require the Odyssey Board (or any committee thereof) to take any action. Accordingly, regardless of the outcome of the advisory vote, Odyssey’s named executive officers may be or become entitled to certain compensation payments in connection with the Merger, as disclosed in this proxy statement/prospectus. However, the Odyssey Board values the opinions of Odyssey’s stockholders, and to the extent that there is any significant vote against the Golden Parachute Compensation Proposal, the Odyssey Board the concerns of the Odyssey Stockholders and will evaluate whether any actions are necessary to address those concerns. The Odyssey Board will consider the vote of a majority of the votes cast “FOR” the foregoing resolution as non-binding, advisory approval of certain compensation arrangements that will or may be made to two of Odyssey’s named executive officers in connection with the Merger.

Vote Required for Approval

The approval of the Golden Parachute Compensation Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Golden Parachute Compensation Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE

“FOR” THE APPROVAL OF THE GOLDEN PARACHUTE COMPENSATION PROPOSAL.

PROPOSAL NO. 5—THE EQUITY PLAN PROPOSAL

General

At the Odyssey Special Meeting, Odyssey will ask its stockholders to approve the American Ocean Minerals Corporation 2026 Equity Incentive Plan (the “2026 Equity Plan”) to be effective on the Closing Date. The 2026 Equity Plan was approved by Odyssey’s board of directors, subject to stockholder approval and the consummation of the merger. If the 2026 Equity Plan is approved by stockholders and the merger is consummated, no further awards will be granted under Odyssey’s 2019 Stock Incentive Plan (the “2019 Plan”).

The purpose of the 2026 Equity Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the combined company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2026 Equity Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the combined company through incentives that are consistent with the combined company’s goals and that link the personal interests of participants to those of the combined company’s stockholders. The 2026 Equity Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards and incentive bonuses, collectively referred to herein as “Awards.”

If the Odyssey stockholders approve the Equity Plan Proposal, subject to the closing of the merger, the combined company will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the closing of the merger, to register the shares available for issuance under the 2026 Equity Plan.

Historical Equity Usage by Odyssey

The following table summarizes information regarding awards outstanding and shares of our common stock remaining available for grant under the 2019 Plan and Odyssey’s 2015 Stock Incentive Plan (the “2015 Plan”) as of September 30, 2026, which gives effect to the Reverse Stock Split:

	2019 Plan	2015 Plan
Total number of shares of common stock subject to outstanding stock options	96,483	124
Weighted-average exercise price per share of outstanding stock options	$74.31	$85.50
Weighted average remaining term of outstanding stock options	2.7 years	0.25 years
Total number of shares of common stock subject to outstanding full value awards	4,400	—
Total number of shares of common stock available for grant under the 2019 Plan	84,758	—

The Odyssey board of directors believes that the dilution level resulting from approval of Proposal 5 is in the best interest of Odyssey’s stockholders and the stockholders of the combined company. Using data available as of September 30, 2026 but after giving effect to the merger and the Reverse Stock Split, the potential dilution to stockholders resulting from approval of Proposal 5 is 9% of overhang. Overhang is a measure of potential dilution, which we define as the sum of (a) the total number of shares underlying all equity awards outstanding and (b) the total number of shares available for future award grants (after giving effect to this Proposal 5), divided by the sum of (x) the total number of shares underlying all equity awards outstanding, (y) the total number of shares available for future awards and (z) the number of shares outstanding (after giving effect to the merger).

Burn rate is calculated by dividing the aggregate number of stock options and full-value awards granted during the year by our basic weighted average common shares outstanding during the year. The following table provides detailed information regarding the activity related to Odyssey’s equity incentive plans and weighted average common shares outstanding for the three fiscal years ended on December 31, 2023, 2024 and 2025, all of which do not give effect to the Reverse Stock Split:

Fiscal Year	Basic Weighted Average Common Shares Outstanding	Stock Options Granted	Full Value Awards Granted	Burn Rate
2025	39,254,985	762,500	290,301	2.68%
2024	20,977,521	1,355,450	39,097	6.65%
2023	19,943,633	264,458	77,976	1.72%
Three-Year Average Burn Rate				3.68%

Summary of the 2026 Equity Plan

The following description of the 2026 Equity Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2026 Equity Plan, a copy of which is attached as Annex L to this proxy statement/prospectus. Stockholders are urged to read the 2026 Equity Plan in its entirety.

Administration

The 2026 Equity Plan will be administered by the compensation committee of the combined company’s board of directors, or another committee designated by the board of directors to administer the 2026 Equity Plan, which is referred to herein as the “Administrator.” The Administrator will have broad authority, subject to the provisions of the 2026 Equity Plan, to administer and interpret the 2026 Equity Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2026 Equity Plan

The initial share pool under the 2026 Equity Plan will be 10% of the total number of shares of outstanding capital stock immediately following the consummation of the merger, plus the shares of stock available for issuance under the 2019 Plan as of the effective date of the 2026 Equity Plan (after giving effect to the Reverse Stock Split) and shares subject to outstanding awards under the 2015 Plan or 2019 Plan that are not issued because such award is forfeited, canceled, terminated, expires or otherwise lapses without being exercised, or is settled in cash after the effective date of the 2026 Equity Plan, subject to certain adjustments in the event of a change in the combined company’s capitalization. Only 92,403,114 shares of combined company common stock (before the Reverse Share Split) may be issued under the 2026 Equity Plan as incentive stock options.

Shares of combined company common stock issued under the 2026 Equity Plan may be either authorized and unissued shares or previously issued shares acquired by the combined company. On termination or expiration of an Award under the 2026 Equity Plan, in whole or in part, the number of shares of combined company common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the combined company will again become available for grant under the 2026 Equity Plan. Shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of any Award and shares repurchased on the open market with option exercise proceeds will not again become available for grant under the 2026 Equity Plan.

Eligibility

Current or prospective employees, officers, non-employee directors, and other individual service providers of the combined company and its subsidiaries will be eligible to participate in the 2026 Equity Plan. Following the merger, it is expected that approximately 42 employees (including eight executive officers), five non-employee directors and two other individual service providers of the combined company will be eligible to participate in the 2026 Equity Plan.

Types of Awards

Stock Options. All stock options granted under the 2026 Equity Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a nonqualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2026 Equity Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the combined company common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise. The 2026 Equity Plan prohibits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded option, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price, or take any other action that would constitute a repricing of an option.

Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the combined company common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in combined company common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The 2026 Equity Plan prohibits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded SAR, cancel and re-grant or exchange such SAR for cash or a new Award with a lower (or no) exercise price, or take any other action that would constitute a repricing of a SAR.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of cash or shares of stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions. To the extent an award of restricted stock or RSUs entitles the holder to dividends or dividend equivalents, such amounts will be subject to the same vesting conditions as the underlying restricted stock award or RSUs.

Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of combined company common stock.

Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a payment, which may be subject to vesting or performance criteria established by the Administrator. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator. To the extent an other stock-based award entitles the holder to dividends or dividend equivalents, such amounts will be subject to the same vesting conditions as the underlying other stock-based award.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback

Awards will be subject to recoupment in accordance with any clawback policy adopted by the combined company, including Odyssey’s Policy for the Recovery of Erroneously Awarded Compensation (or any successor clawback policy adopted by the combined company).

Adjustments Upon a Change in Capitalization

In the event of a change in capitalization of the combined company, including any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution (other than quarterly cash dividends), the share pool and outstanding Awards will be equitably adjusted by the Administrator.

Change in Control

In the event of a change in control of the combined company, the Administrator may (i) provide for the assumption of outstanding Awards, (ii) issue substitute awards, (iii) accelerate vesting or waive any forfeiture conditions, (iv) accelerate the exercisability of the award, (v) make any other adjustments to outstanding Awards as deemed to be appropriate or (vi) provide for the cancellation and cash-out of outstanding Awards; however, if Awards are not assumed, continued or substituted for, then all outstanding Awards will become fully vested and exercisable (with performance based on target or actual achievement as determined by the Administrator).

Amendment and Termination

The combined company board of directors will have the right to amend, alter, suspend, or terminate the 2026 Equity Plan at any time, provided that certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2026 Equity Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for the combined company, the 2026 Equity Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2026 Equity Plan will automatically terminate as to the grant of future awards, unless earlier terminated by the combined company board of directors, on the 10th anniversary of the date the 2026 Equity Plan is approved by the Odyssey board of directors.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to the combined company and the participants who receive Awards under the 2026 Equity Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of Awards granted under the 2026 Equity Plan.

Incentive Stock Options

Options granted under the 2026 Equity Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or nonqualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition”, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the combined company will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The combined company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by an optionee upon the grant of a nonqualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised nonqualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Stock Awards

A participant who receives unvested shares of combined company common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units, Other Stock-Based Awards, Incentive Bonuses

Generally, no taxable income is recognized upon the grant of RSUs, other stock-based awards or incentive bonuses. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2026 Equity Plan will be subject to the $1 million annual deduction limitation. The Administrator may grant Awards under the 2026 Equity Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the combined company and its stockholders.

New Plan Benefits

Odyssey cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible participants under the 2026 Equity Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the Administrator.

Vote Required for Approval

The approval of the Equity Plan Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Equity Plan Proposal.

The merger is not conditioned upon the approval of the Equity Plan Proposal.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE

“FOR” THE APPROVAL OF THE EQUITY PLAN PROPOSAL.

PROPOSAL NO. 6—THE ADJOURNMENT PROPOSAL

If Odyssey fails to receive a sufficient number of votes to approve Proposals No. 1 through 4, Odyssey may propose to adjourn the Odyssey Special Meeting for the purpose of soliciting additional proxies to approve the Odyssey Proposals. Odyssey currently does not intend to propose adjournment at the Odyssey Special Meeting if there are sufficient votes to approve the Odyssey Proposals.

If on the date of the Odyssey Special Meeting, or a date preceding the date on which the Odyssey Special Meeting is scheduled, Odyssey reasonably believes that (a) it will not receive proxies sufficient to obtain the required vote to approve the Odyssey Proposals, whether or not a quorum would be present or (b) it will not have sufficient shares of Odyssey Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Odyssey Special Meeting, Odyssey may postpone or adjourn, or make one or more successive postponements or adjournments of, the Odyssey Special Meeting as long as the date of the Odyssey Special Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Odyssey Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Adjournment Proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

THE ODYSSEY BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT AOM

Unless otherwise indicated or the context otherwise requires, references in this section to “AOM,” the “company,” “we,” “us” and “our” refer to American Ocean Minerals Corporation and, where applicable, its subsidiaries and controlled investments prior to the Effective Time. As used herein, references to the “CIC Technical Report Summary” are to the Initial Assessment and Technical Report Summary for the EL1 Cook Islands Polymetallic Nodule Deposit, South Pacific Ocean, prepared by RSC Consulting Ltd and Dr. Nielsen for CIC Limited, with an effective date of December 31, 2025, which was prepared in accordance with the requirements of Regulation S-K Item 1300 (the “SEC Mining Rules”). References to the “MML Technical Report Summary” are to the Initial Assessment and Technical Report Summary for the EL3 Cook Islands Polymetallic Nodule Deposit, South Pacific Ocean, prepared by RSC Consulting Ltd for MML, with an effective date of December 31, 2025, which was prepared in accordance with the SEC Mining Rules. The CIC Technical Report Summary and the MML Technical Report Summary are filed as Exhibits 96.1 and 96.2, respectively, to the registration statement of which this proxy statement/prospectus forms a part. The mineral resource estimates and initial assessment information contained in those technical report summaries are effective only as of the dates stated therein and have not been updated since such dates.

Overview

As outlined below, the combination of AOM and Odyssey is expected to create a leading deep-sea critical minerals research and resource extraction platform at a pivotal inflection point in the industry. Regulatory clarity, proven offshore technology, supply chain independence initiatives, improved scientific understanding of environmental impacts and mitigation, and accelerating demand for critical minerals are converging, and the combination of AOM’s capital and multi-jurisdiction asset base with Odyssey’s decades of deep ocean recovery, data, regulatory and environmental expertise will build a scalable platform to support a more secure and diversified critical minerals supply chain.

Corporate History and Organizational Structure

American Ocean Minerals Corporation is a Delaware corporation, originally formed on May 9, 2025 as a limited liability company and converted to a corporation on September 18, 2025, established to build a U.S.-controlled platform focused on polymetallic nodules and related critical mineral supply chains. AOM’s business plan combines a U.S. regulatory pathway for deep seabed mineral rights with interests in Cook Islands exclusive economic zone (the “EEZ”) license holders. Following completion of the Merger, Odyssey will be renamed “American Ocean Minerals Corporation.”

AOM’s platform currently includes wholly owned Delaware limited liability company subsidiaries AOM Area-1 LLC, AOM Area-2 LLC and AOM Area-3 LLC (collectively, the “AOM Subsidiaries”), together with an equity interest in Cook Islands license holder OML and contractual interests in Cook Islands license holder CIC Limited. AOM owns 100% of each AOM Subsidiary, and none of the AOM Subsidiaries has outstanding options, warrants, equity-based compensation awards or other rights to acquire subsidiary equity.

As of the date of this proxy statement/prospectus, AOM beneficially owns 2,330,387 OML Units, representing approximately 33.2% of the outstanding OML Units, and holds the right, but not the obligation, to acquire additional OML Units sufficient to hold at least 67.0% of the outstanding OML Units pursuant to the OML Unit Purchase Agreement. AOM does not currently own any shares of CIC Limited. AOM’s current interests in CIC Limited consist of convertible debt obligations in the aggregate amount of $19,398,965 and warrants to purchase 4,319,489 Class A voting shares, which warrants are expected to be exercised at the time of the Merger. Upon exercise of those warrants, and together with the Class B non-voting shares held by Odyssey Marine Minerals LLC and the shares to be acquired under the CIC Equity Exchange Agreements, the combined company is expected to hold approximately 45.8% of the economic ownership interest and 32.8% of the voting rights in CIC Limited.

AOM’s wholly owned subsidiary AOM Area-1 LLC filed an application with the National Oceanic and Atmospheric Administration (“NOAA”) on September 23, 2025, for an exploration license under the DSHMRA. On December 5, 2025, AOM Area-l LLC was informed that its application was in substantial compliance, and on March 16, 2026, it was informed that its exploration license application was in full compliance with the provisions of DSHMRA and its regulations.

On May 28, 2026, AOM Area-1 LLC also submitted a consolidated application to NOAA seeking both an exploration license and a commercial recovery permit for AOM Area-1. NOAA determined the application to be in substantial compliance on June 29, 2026 and requested additional information, and an amended consolidated application submitted on August 20, 2026 remains under review.

AOM’s wholly owned subsidiary AOM Area-2 LLC filed an application with NOAA on November 26, 2025, for an exploration license under DSHMRA. On December 29, 2025, AOM Area-2 LLC was informed that its application was in substantial compliance, and on February 23, 2026, it was informed that its exploration license application was in full compliance with the provisions of DSHMRA and its regulations.

In furtherance of the prospective activities under the sister subsidiaries’ exploration programs, AOM entered a number of nondefinitive arrangements in the form of either a Memorandum of Understanding (“MOU”) or a Master Services Agreement (“MSA”). On August 4, 2025, AOM entered into an MOU with Bollinger Shipyards LLC for its shipbuilding and marine engineering capabilities. On August 27, 2025, AOM entered into an MOU with RDSEA International, Inc. for its capacity to design, deploy, and service instrumented moorings, buoys, and seafloor landers. On October 27, 2025, AOM entered into an MOU with the University of South Florida - College of Marine Sciences for its marine science expertise in the areas of physical oceanography, climate variability, plume dispersion modeling, and integrated environmental analyses. On March 4, 2026, AOM entered into an MSA with Phoenix International Holdings, Inc. to access its full-spectrum underwater services, including capabilities that include remotely operated vehicle systems, complex lift technologies, and integrated subsea engineering solutions.

AOM Bridge Financing

On April 8, 2026, AOM completed the AOM Bridge Financing for aggregate gross proceeds of approximately $75.6 million, in three tranches on February 6, 2026 (“Tranche One”), February 11, 2026 (“Tranche Two”) and February 13, 2026 (“Tranche Three”). Gross proceeds of approximately $36.4 million, $26.6 million and $12.7 million were raised in each of Tranche One, Tranche Two and Tranche Three, respectively. The AOM Bridge Debentures bear interest at a rate of 8.0% per annum and mature two years from the date of issuance. The AOM Bridge Debentures shall automatically convert into shares of AOM Common Stock upon the occurrence of a public offering transaction, reverse takeover or merger transaction, qualified financing or sale of AOM (each, a “Liquidity Event”), which for greater certainty includes the AOM PIPE Investment, at a conversion price equal to a 25.0% discount to the price attributed to the shares of AOM Common Stock issued in connection with such Liquidity Event. If (a) the principal amount or any part thereof of the AOM Bridge Debentures is voluntarily prepaid by AOM on or prior to the first anniversary of the date of issuance, or (b) the outstanding amount under the AOM Bridge Debentures is converted, redeemed, mandatorily repaid, accelerated, or otherwise satisfied in whole for any reason on or prior to the first anniversary of the date of issuance, AOM shall pay a make-whole amount equal to all interest that would have accrued through to the date that is the first anniversary of the issuance date.

AOM PIPE Investment

On April 8, 2026, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.4 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related AOM PIPE Warrants to be entered into at the closing of the AOM PIPE

Investment, through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants, which AOM PIPE Warrants will, pursuant to the AOM PIPE Subscription Agreement, be assumed by Odyssey and converted into Odyssey Assumed Warrants as of the Effective Time.

CIC Agreements

On February 2, 2026, AOM entered into a revenue participation agreement (the “CIC RPA”) with CIC Limited and CIC LLC, as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds’” defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CIC Limited under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, AOM has advanced an aggregate of $5.0 million. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CIC Limited’s obligations under the CIC RPA, CIC Limited entered into a general security agreement dated March 2, 2026, pursuant to which it granted AOM a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC Limited pursuant to the terms of the CIC RPA.

On April 8, 2026, in connection with the Merger Agreement, CIC Limited and AOM entered into the CIC Limited Note Purchase Agreement pursuant to which CIC Limited issued and sold to AOM the CIC Limited Note. At an initial closing, AOM will pay to CIC Limited a portion of that CIC Limited Note Purchase Price in an amount to be determined by the parties. CIC Limited can issue additional requests to AOM for up to $5.0 million of the CIC Limited Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two advance request may be made per fiscal quarter. AOM will advance additional funds to CIC Limited within 10 business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Limited Note will equal the aggregate amount paid to CIC Limited by AOM. The principal amount of the CIC Limited Note will bear interest at the rate of 8.0% per annum. CIC Limited will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the CIC Limited Maturity Date. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Limited Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the CIC Limited Conversion Rate. In lieu of any fractional shares to which AOM would otherwise be entitled, CIC Limited will pay AOM cash equal to such fraction multiplied by the CIC Limited Conversion Rate. To the extent not previously paid or converted, CIC Limited will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC Limited Maturity Date.

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement, as amended on June 17, 2026, pursuant to which CIC LLC issued and sold to AOM the CIC LLC Note. At an initial closing on June 23, 2026, AOM paid to CIC LLC the CIC LLC Note Purchase Price. The CIC LLC Note Purchase Price will reduce, on a dollar-for dollar basis, the minimum cash portion of the purchase price payable by Odyssey under the CIC LLC Option Agreement, as described in the section entitled “—CIC LLC Option Agreement.”

The principal amount of the CIC LLC Note bears interest at the rate of 8.0% per annum. CIC LLC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on the CIC LLC Maturity Date. Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC LLC Maturity Date, to convert all, but not less than all, of the outstanding principal and accrued and unpaid interest on the CIC LLC Note into the CIC Shares simultaneously with the consummation of the CIC LLC Option. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the CIC LLC Conversion Rate. In lieu of any fractional shares to which AOM would otherwise be entitled, CIC LLC will pay AOM cash equal to such fraction multiplied by the CIC LLC Conversion Rate. To the extent not previously paid or converted, CIC LLC will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC LLC Maturity Date. The obligations of CIC LLC under the CIC LLC Note are non-recourse to CIC LLC except as to CIC LLC’s interest in the CIC Shares.

On April 8, 2026, AOM also entered into a memorandum of understanding with CIC Limited (the “CIC Collaboration MOU”), pursuant to which AOM and CIC Limited agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters.

On April 7, 2026, AOM entered into separate Sale and Assignment Agreements (collectively, the “MHCI Purchase Agreements”) with each of:

•

Minerals Harvesting Cook Islands, LP (“MHCI”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $10,376,500, bearing interest at a rate of 6% per annum (the “MHCI Convertible Debt Obligations”), and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “MHCI Warrants”), for the aggregate purchase price of $15,606,625 (the “MHCI Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI Convertible Debt Obligations was $11,821,921;

•

Minerals Harvesting Cook Islands II, LP (“MHCI II”), to purchase convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $6,524,934, bearing interest at a rate of 18% per annum (the “MHCI II Convertible Debt Obligations”), for the aggregate purchase price of $6,524,934 (the “MHCI II Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI II Convertible Debt Obligations was $7,294,660; and

•

Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (“Provident” and, together with MHCI and MHCI II, collectively the “Selling Parties”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $250,000, bearing interest at a rate of 6% per annum (the “Provident Convertible Debt Obligations” and, together with the MHCI Convertible Debt Obligations and the MHCI II Convertible Debt Obligations, the “Convertible Debt Obligations”), and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “Provident Warrants” and, together with the MHCI Warrants, collectively the “Warrants”), for the aggregate purchase price of $289,650 (the “Provident Purchase Price” and, together with the MHCI Purchase Price and the MHCI II Purchase Price, collectively the “Purchase Price”). Upon completion of the sale, the aggregate outstanding Provident Convertible Debt Obligations was $282,384.

In connection with the completion of the purchase transactions contemplated by the MHCI Purchase Agreements, AOM undertook to amend the instruments evidencing the Convertible Debt Obligations such that the Convertible Debt Obligations will convert at a rate of $1.00 per Class A voting share in CIC Limited. The Warrants authorize

AOM to purchase up to 4,319,489 Class A voting shares in CIC Limited at a price of $0.0001 per share. In accordance with the terms of the MHCI Purchase Agreements, the Purchase Price proceeds were applied to the credit of each respective Selling Party under the AOM Pipe Subscription Agreement.

On November 17, 2025, AOM entered into a Shared Services Agreement with CIC LLC (the “Shared Services Agreement”), pursuant to which CIC LLC agreed to make available to AOM certain consultants that had previously entered into consulting agreements with CIC LLC to perform certain services for CIC LLC. The scope of the services to be provided by these consultants is to be agreed upon by AOM and CIC LLC on a case-by-case basis.

OML Agreements

On March 20, 2026, AOM entered into the OML Unit Purchase Agreement with OML, pursuant to which (a) AOM agreed to invest up to $20.0 million in OML in exchange for OML Units and (b) OML agreed to grant AOM an option, subject to the terms and conditions of the OML Unit Purchase Agreement, to purchase such number of additional OML Units as would be necessary for AOM to hold, in the aggregate, at least 67% of the outstanding OML Units on a fully diluted basis. Pursuant to the terms of the OML Unit Purchase Agreement, AOM has advanced an aggregate of $7.5 million to OML and OML has issued and sold 366,748 OML Units to AOM.

On March 20, 2026, AOM also entered into a memorandum of understanding with OML (the “OML Collaboration MOU”), pursuant to which AOM and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters. In addition, on March 20, 2026, AOM entered into an equity exchange commitment letter with certain existing OML Members (the “OML Equity Exchange Commitment Letter”), pursuant to which such OML Members agreed to execute the OML Equity Exchange Agreement, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Units for Odyssey Common Stock as soon as practicable after the effective date of the Merger.

On March 20, 2026, AOM also entered into a revenue participation agreement (the “OML RPA”) with MML and OML, as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds’” defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, AOM has advanced $5.0 million to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of AOM in accordance with the terms provided under the OML RPA.

On March 20, 2026, AOM entered into a sale and assignment agreement, effective as of December 31, 2025 (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva Marine Limited (“KML”) and OML, as loan parties, whereby AOM agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, KML, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to approximately $9.8 million representing all then outstanding principal and interest) into 1,963,639 common OML Units, at a conversion price of $5.00 per OML Unit.

Royalty and Revenue Participation Agreements

On March 2, 2026, AOM entered into a royalty agreement (the “AOM-1 Royalty Agreement”) with its wholly owned subsidiary AOM Area 1, LLC (“AOM Area 1”), pursuant to which AOM was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located within the Clarion–Clipperton Zone (CCZ), being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 1’s payment and performance obligations, including the royalty, AOM Area 1 is required to grant security interests over specified assets.

On March 2, 2026, AOM entered into a royalty agreement (the “AOM-2 Royalty Agreement”) with its wholly owned subsidiary AOM Area 2, LLC (“AOM Area 2”), pursuant to which AOM was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters outside of the Cook Islands Exclusive Economic Zone, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 2’s payment and performance obligations, including the royalty, the AOM Area 2 is required to grant security interests over specified assets.

On March 2, 2026, AOM entered into a royalty agreement (the “AOM-3 Royalty Agreement”) with its wholly owned subsidiary AOM Area 3, LLC (“AOM Area 3”), pursuant to which AOM was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 3’s payment and performance obligations, including the royalty, the AOM Area 3 is required to grant security interests over specified assets.

AOM sold and assigned its interest in the CIC RPA, the OML RPA, the AOM-1 Royalty Agreement, the AOM-2 Royalty Agreement and the AOM-3 Royalty Agreement (collectively, the “Royalty Agreements”) to Atlas Royalty Corp. (“Atlas”) pursuant to a certain Assignment and Assumption Agreement (the “Royalty Assignment and Assumption Agreement”) in consideration of Atlas issuing a secured promissory note to AOM in the original principal amount of $15.0 million (the “Royalty Note”). Principal outstanding under the Royalty Note shall accrue interest at a rate of 8% per annum, payable monthly with unpaid interest capitalized as additional principal. All obligations under the Royalty Note are secured by a charge over all present and after-acquired personal property of Atlas, in accordance with the terms of the Royalty Note.

Our Business

AOM is a U.S. exploration-stage company focused on establishing a secure, end-to-end, U.S.-controlled supply chain for critical minerals and rare earth elements sourced primarily from polymetallic nodules. AOM’s principal focus is on nodules containing nickel, cobalt, copper, manganese and rare earth elements, which AOM believes can be harvested, stockpiled and processed to support U.S. and allied industrial, defense, energy and advanced manufacturing supply chains.

AOM’s strategy is to combine a multi-jurisdiction asset base including — investments in Cook Islands EEZ exploration licenses and U.S.-pathway application areas — with a staged commercialization plan. That plan contemplates advancing permitting and technical studies, completing pre-feasibility and related engineering work, utilizing tolling and other brownfield processing solutions initially, and selectively moving toward more vertically integrated U.S. and allied processing capacity over time.

AOM also intends to scale through strategic partnerships relating to vessel acquisition and construction, subsea engineering, logistics, processing and workforce development. AOM has not commenced commercial harvesting or commercial production and is presently focused on resource definition, environmental and engineering work, permitting, partnership development and financing.

AOM is pursuing this plan as a platform business rather than as a single-project operator. The platform is intended to coordinate controlled and affiliated resource companies through shared services, including exploration planning, environmental baseline and monitoring work, regulatory interface, subsea engineering, vessel procurement and conversion, marine logistics, health, safety and environmental systems, processing strategy, offtake and financing. AOM expects this shared-services model to allow technical work product, data standards, operating procedures and commercial relationships developed for one project to be transferred, as appropriate, across other projects in its portfolio.

AOM’s fleet strategy contemplates a modular model in which converted production support vessels, supported by standardized collector and lift packages, can be deployed to approved project areas as permits, financing, offtake and processing capacity become available. Under this model, each vessel would be treated as a repeatable offshore production unit, with common engineering, spares, crew-training, monitoring and maintenance protocols. AOM’s long-term business plan contemplates scaling toward a multi-vessel fleet, with an internal target of six production vessels by 2035, subject to regulatory approvals, financing, vessel availability, operating performance, processing capacity and market demand.

AOM’s processing strategy is staged. In the near term, AOM expects to choose tolling, brownfield, co-processing and other interim processing arrangements in the U.S. and allied jurisdictions, including pilot campaigns and qualification-grade product samples for potential customers and offtake counterparties. Over time, supported by throughput, economics, permitting, and customer demand, AOM expects to develop controlled greenfield or dedicated processing centers in the U.S., with the objective of improving supply-chain security and capturing more of the downstream value from nodule feedstock.

AOM also intends for its platform to contribute to broader industry development. AOM expects to support controlled and affiliated license holders and may, where commercially appropriate, support other responsible participants through shared environmental data, monitoring protocols, vessel and logistics resources, workforce training, processing relationships and industry-standard operating practices. AOM plans to develop a Center of Excellence for Responsible Seabed Mining and related university and workforce partnerships to support ocean science, transparent environmental baselines, independent review of monitoring methodologies, adaptive management thresholds, training and development of industry standards.

MV Anuanua Moana

Through AOM’s post-Merger ownership and commercial arrangements with OML and MML, AOM will access the MV Anuanua Moana, a Cook Islands-flagged, approximately 196-foot dedicated research vessel wholly-owned by OML through its subsidiary, Kiva Marine Ltd. The vessel has been outfitted for deep-sea minerals and environmental research, including sonar and scientific echo sounder systems, subsea tracking technologies, two A-frames, onboard geology, chemistry and biology laboratories, and a 6,000-meter-rated remotely operated vehicle.

AOM believes the Anuanua Moana provides an important platform capability because it can support recurring, fit-for-purpose offshore campaigns for resource definition, environmental baseline studies, environmental monitoring, sampling, stakeholder engagement and operational readiness. Following completion of the Merger this vessel will support work programs across MML, CIC Limited and potential U.S.-pathway project areas, allowing AOM to coordinate scientific and technical work across its broader platform rather than relying solely on conventional third-party vessel charters.

The Anuanua Moana has previously mapped the EL3 license area, completed a 30-day resource-definition campaign, and supported more than 3,700 hours of offshore work, 30 remotely operated vehicle deployments, 47 box-core deployments, 100 free-fall grab deployments, more than 800 samples and bulk sampling of more than five tons of polymetallic nodules. The vessel is currently deployed on a remotely operated vehicle (ROV)-based megafauna survey campaign and is expected to support follow-on benthic sampling and related environmental work.

AOM believes access to a dedicated Cook Islands-based research vessel can reduce reliance on short-term charter availability, improve continuity of offshore work programs, standardize data collection protocols, support local and regional engagement, and help advance the environmental and technical studies required for future permitting.

MRW and Mike Rowe

As part of its business model and strategy, AOM has entered into a binding term sheet with MRW Productions, LLC (“MRW”), dated October 20, 2025, pursuant to which MRW agreed to cause Mike Rowe to provide strategic promotional and relationship-support services for AOM. These services include public relations and media support, government-relations support, introductions to potential strategic partners and decision-makers, and related assistance in shaping AOM’s public narrative and strategic relationships. AOM views MRW as a strategic partner in connection with workforce recruitment and development and broader market-facing and stakeholder-engagement initiatives.

Jurisdictions and Principal Offices

AOM is organized in Delaware. Its business spans primarily the United States and the Cook Islands, including U.S.-pathway application areas and Cook Islands EEZ exploration licenses held through affiliated entities.

AOM’s principal executive office is located at 400 N. Ashley Drive, Suite 1900, Tampa, Florida 33602. The office can be reached by phone at (833) 663-8531. In addition to this virtual and hybrid office arrangement, AOM also leases office space at 468 Wellington Street West, Suite 201, Toronto, Ontario M5V 1E5.

Ownership Chart and Subsidiaries

AOM’s subsidiaries include: (a) wholly owned U.S. subsidiaries AOM Area 1, AOM Area 2 and AOM Area 3, (b) a majority interest in OML and its operating subsidiary MML, and (c) a significant minority interest in CIC Limited, together with contractual rights to increase that ownership over time, subject to the applicable agreements and regulatory approvals.

Entity	Ownership Percentage
	As at June 30, 2026	Immediately Following the Effective Time
AOM Area-1 LLC	100%	100%
AOM Area-2 LLC	100%	100%
AOM Area-3 LLC	100%	100%
CIC Limited	0%	33%(1)
Ocean Minerals, LLC	33.2%	100%

(1)	After the Merger, Odyssey’s voting interest and economic interest in CIC are expected to be 32.8% and 45.8%, respectively.

Pursuant to the terms of the Third Amended and Restated Company Agreement of OML, dated February 27, 2024, as amended on March 20, 2026 (the “OML LLC Agreement”), AOM shall have the right to designate one manager to the board of managers of OML (the “AOM Manager”). Subject to the additional approval requirements set out in the OML LLC Agreement, all Major Decisions (as such term is defined in the OML LLC Agreement) shall require the approval of the AOM Manager.

Pursuant to the CIC Limited Note Purchase Agreement, the Constitution of CIC Limited will be amended and restated prior to the Effective Time to provide that AOM shall have the right to designate three directors to the board of directors of CIC Limited.

Capitalization

AOM’s capitalization immediately prior to the Effective Time is expected to include shares of AOM Common Stock and AOM PIPE Warrants. Prior to execution of the Merger Agreement, AOM entered into the Bridge Subscription Agreements providing approximately $75.6 million of financing through the AOM Bridge Debentures, which are expected to convert into AOM Common Stock immediately prior to the Effective Time. Contemporaneously with signing the Merger Agreement, AOM also entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors, pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.4 million of AOM PIPE financing to be issued immediately prior to consummation of the Merger.

AOM has no shares of AOM Common Stock subject to liens and has no stock appreciation rights, phantom stock, stock-based performance units, profit participation rights, restricted stock, restricted stock units or similar equity-based compensation awards outstanding.

The following table summarizes AOM’s consolidated capitalization as of June 30, 2026, both actual and on an as-adjusted basis to give effect to the conversion of the AOM Bridge Debentures and the closing of the AOM PIPE Investment immediately prior to the Effective Time.

As at June 30, 2026
	Actual	Immediately Prior to the Effective Time(1)
Loan Capital
Principal Amount of AOM Bridge Debentures	$75,612,000	0
Equity
AOM Common Stock	106,777,275	160,301,722(2)
Warrants	0	31,536,535(3)

(1)	Following conversion of the AOM Bridge Debentures and closing of the AOM PIPE Investment.
(2)

Consists of 31,536,535 shares of AOM Common Stock issued on closing of the AOM PIPE Investment immediately prior to the Effective Time and 21,987,912 shares of AOM Common Stock issued upon conversion of the AOM Bridge Debentures.

(3)	Issued on closing of the AOM PIPE Investment immediately prior to the Effective Time.

Directors, and Executive Officers, and Employees

AOM is led by a senior team with experience across global mining, capital markets, public-company governance, deep-ocean operations, marine science, regulatory strategy, processing, and workforce development. The team is supported by an advisory board with specialized expertise in ocean science, subsea engineering, environmental protection, fisheries, offshore resource regulation, logistics, and metals processing.

AOM currently has no employees and is building its human resources primarily through consultants, advisors and third-party service providers supporting exploration, environmental studies, engineering, subsea operations, processing and commercialization. The leadership team described below reflects the expected members of AOM’s senior leadership team and their expected positions following completion of the Merger.

AOM Leadership Team

Mark B. Justh, Chief Executive Officer and Director. Mark B. Justh, 61, brings more than 10 years of deep-ocean investing and advising expertise and 30 years of leadership experience across global finance, institutional investment, corporate governance, and operating company leadership. He held senior roles at J.P. Morgan, including leading equities and derivatives sales leadership across the U.S., Europe, and Asia and started his career at Goldman Sachs. At AOM, he leads the company’s capital formation, strategic execution, investor positioning, and public-company readiness.

Tom Dettweiler, President. Tom Dettweiler, 78, is one of the most experienced deep-ocean engineering and recovery leaders in the world, with more than 50 years in subsea exploration, deep-sea mining systems, and complex offshore missions. His career includes work on historic deep-ocean recovery and exploration programs, including the Glomar Explorer (one of the first nodule projects), the Titanic discovery, classified recovery missions, and early full-scale nodule recovery systems. At AOM, he is expected to bring rare practical experience operating in the extreme environments where polymetallic nodules are found.

Paul Warmé, Chief Financial Officer. Paul Warmé, 55, is a global mining and manufacturing finance executive with more than 25 years of commercial, operational and financial leadership experience. His background includes senior finance and general management roles with BlueScope Steel Limited’s North American operations, service as Vice President, Finance and North America Chief Financial Officer of Iluka Resources Inc. and as Chief Financial Officer and Executive General Manager, Finance of Kagara Limited, and 15 years with Rio Tinto Limited (“Rio Tinto”) in commercial and business evaluation roles of increasing responsibility, most recently as General Manager, Business Evaluation. At AOM, he is expected to lead financial reporting, internal controls, capital raising and planning, public-company readiness, and investor relations.

Hans Smit, Chief Development Officer. Hans Smit, 60, is a seabed mining and offshore project executive with more than 20 years of experience in underwater mining systems, subsea engineering, offshore operations, and project execution. His background includes leadership roles in marine mineral programs and subsea mining technology. At AOM, he is expected to support development planning, operational readiness, and execution strategy across deep-ocean mineral projects.

Laura Azevedo, Ph.D., Chief Science Officer. Dr. Laura Azevedo, 44, is an oceanographer and marine science executive with more than 20 years of experience in oceanographic instrumentation, offshore environmental programs, marine technology, and international project delivery. Her work spans academia, consulting, metocean systems, offshore operations, and marine minerals. At AOM, she is expected to help lead the science, environmental, and technical communication foundation required for responsible ocean mineral development.

Charles Morgan, Ph.D., Chief Geologist. Dr. Charles Morgan, 76, is a leading authority on seabed mineral resources, with more than 50 years of experience in oceanography, marine minerals, resource assessment, and environmental standards. He was involved in early manganese nodule work with Lockheed and later contributed to international seabed mineral policy and technical standards. At AOM, he is expected to bring foundational knowledge of polymetallic nodule geology, resource modeling, and responsible development frameworks.

Post-Merger Board of Directors

The following reflects the proposed board of directors of the combined company following completion of the Merger:

Thomas Albanese. Thomas Albanese, 68, is one of the world’s most experienced mining executives, having served as Chief Executive Officer of Rio Tinto and Vedanta Resources Limited (“Vedanta Resources”). His career spans nearly 50 years across global mining, metals, large-scale operations, capital markets, M&A, and public-company governance. At AOM, he brings senior mining leadership, institutional credibility, and direct experience guiding complex resource companies through global growth.

Mark B. Justh. Mark B. Justh, 61, brings more than 10 years of deep ocean investing and advising expertise and 30 years of leadership experience across global finance, institutional investment, corporate governance, and operating company leadership. He held senior roles at J.P. Morgan, including leading equities and derivatives sales leadership across the U.S., Europe, and Asia and started his career at Goldman Sachs. At AOM, he leads the company’s capital formation, strategic execution, investor positioning, and public-company readiness.

Mark E. Luther, Ph.D. Dr. Mark E. Luther, 72, is a physical oceanographer and marine science leader with decades of experience in operational oceanography, numerical modeling, real-time ocean observing systems, and maritime research. His work with major ocean monitoring programs and federal research agencies is expected to support AOM’s need for rigorous ocean data, monitoring, and science-based decision-making.

Shona Mato Lynch. Shona Mato Lynch, 50, is a Cook Islands business, governance, and community leader with experience in tourism, infrastructure governance, government relations, local operations, and community engagement. She has served on Cook Islands boards and works directly on in-country relationships, compliance, logistics, budgeting, workforce planning, supplier engagement, internships, school programs, public education, and local participation. Her role will be important to AOM’s Cook Islands presence because she connects project execution with local trust, skills transfer, and long-term economic diversification.

Philip Plough. Philip Plough, 49, is a technology investor and entrepreneur with experience identifying and building companies across emerging technologies, media, energy, and venture development. His background supports AOM’s broader platform strategy, including technology adoption, strategic partnerships, and growth-stage company building.

William Scripps. William Scripps, 47, is a philanthropist and impact investor connected to a family legacy in ocean science, journalism, environmental stewardship, and public service. His perspective is expected to support AOM’s long-term responsibility strategy, including public benefit, ocean stewardship, and stakeholder trust.

John-Paul Yun. John-Paul Yun, 44, is currently Managing Partner of Pavilion Global Holdings and is the Investment Committee Member and Board Director of Marunouchi Innovation Partners. Mr. Yun also serves as Chairman of The Hill School Korean Alumni Association, Senior Advisor of Japan Interconnector, and Senior Advisor of Afiniti in Korea. Mr. Yun leads Pavilions strategy focused on Korean and U.S. re-industrialization leveraging Korean technologies to advance U.S. defense, materials and industrial sectors. Mr. Yun is the CEO of Pavillion an international investment executive with experience in private investment, principal investing, deal origination, business development, and cross-border capital strategy. He is expected to bring a capital allocation and investment lens to AOM’s growth strategy as the company scales across assets, partners, and jurisdictions.

Post-Merger Officers of the Combined Company

The following individuals are expected to serve as officers of the combined company following completion of the Merger.

Mark B. Justh, Chief Executive Officer and Director. Mark B. Justh, 61, brings more than 10 years of deep-ocean investing and advising expertise and 30 years of leadership experience across global finance, institutional investment, corporate governance, and operating company leadership. He held senior roles at J.P. Morgan, including leading equities and derivatives sales leadership across the U.S., Europe, and Asia and started his career at Goldman Sachs. At AOM, he leads the company’s capital formation, strategic execution, investor positioning, and public-company readiness.

Tom Dettweiler, President. Tom Dettweiler, 78, is one of the most experienced deep-ocean engineering and recovery leaders in the world, with more than 50 years in subsea exploration, deep-sea mining systems, and complex offshore missions. His career includes work on historic deep-ocean recovery and exploration programs, including the Glomar Explorer (one of the first nodule projects), the Titanic discovery, classified recovery missions, and early full-scale nodule recovery systems. At AOM, he is expected to bring rare practical experience operating in the extreme environments where polymetallic nodules are found.

Paul Warmé, Chief Financial Officer. Paul Warmé, 55, is a global mining and manufacturing finance executive with more than 25 years of commercial, operational and financial leadership experience. His background includes senior finance and general management roles with BlueScope Steel Limited’s North American operations, service as Vice President, Finance and North America Chief Financial Officer of Iluka Resources Inc. and as Chief Financial Officer and Executive General Manager, Finance of Kagara Limited, and 15 years with Rio Tinto Limited (“Rio Tinto”) in commercial and business evaluation roles of increasing responsibility, most recently as General Manager, Business Evaluation. At AOM, he is expected to lead financial reporting, internal controls, capital raising and planning, public-company readiness, and investor relations.

Susan Fennessey, General Counsel. Susan Fennessey, 60, is expected to support AOM across legal strategy, governance, transaction execution, regulatory coordination, and public-company matters. She practiced for 16 years at a large international law firm and 7 years as general counsel at another metals and mining company before joining Odyssey as its general counsel in 2022. Her role is central to helping the company navigate the legal and compliance requirements associated with the merger, public-market transition, licensing pathways, and ongoing corporate governance.

John D. Longley, Jr., Chief Operating Officer. John Longley, 59, is a senior operating executive with nearly three decades of experience advancing subsea mineral and offshore projects from concept through execution. At AOM, he is expected to lead operational execution and project development, overseeing geological, environmental, engineering, and commercial programs through close cross-functional coordination to align AOM’s projects, programs and portfolios with its strategic business goals.

Hans Smit, Chief Development Officer. Hans Smit, 60, is a seabed mining and offshore project executive with more than 20 years of experience in underwater mining systems, subsea engineering, offshore operations, and project execution. His background includes leadership roles in marine mineral programs and subsea mining technology. At AOM, he is expected to support development planning, operational readiness, and execution strategy across deep-ocean mineral projects.

Laura Azevedo, Ph.D., Chief Science Officer. Dr. Laura Azevedo, 44, is an oceanographer and marine science executive with more than 20 years of experience in oceanographic instrumentation, offshore environmental programs, marine technology, and international project delivery. Her work spans academia, consulting, metocean systems, offshore operations, and marine minerals. At AOM, she is expected to help lead the science, environmental, and technical communication foundation required for responsible ocean mineral development.

Charles Morgan, Ph.D., Chief Geologist. Dr. Charles Morgan, 76, is a leading authority on seabed mineral resources, with more than 50 years of experience in oceanography, marine minerals, resource assessment, and environmental standards. He was involved in early manganese nodule work with Lockheed and later contributed to international seabed mineral policy and technical standards. At AOM, he is expected to bring foundational knowledge of polymetallic nodule geology, resource modeling, and responsible development frameworks.

AOM Advisory Board

Mark D. Gordon, Advisor to the CEO. Mark Gordon is the Chief Executive Officer of Odyssey and a long-time deep-ocean operating executive. Odyssey brings more than 30 years of experience in deep-ocean exploration, robotics, subsea recovery, and offshore operations, including work at depths comparable to polymetallic nodule environments. At AOM, Mr. Gordon is expected to help connect the public-company platform, operational history, and deep-ocean execution capability that Odyssey contributes to the combined company.

Ian Koblick, Environmental Advisor. Ian Koblick is an ocean explorer, aquanaut, and undersea habitat pioneer with more than 55 years of experience in marine science, underwater education, and ocean outreach. His career includes the historic Tektite saturation diving programs and the development of undersea laboratories. At AOM, he is expected to bring ocean literacy, environmental engagement, and public education experience that can help communicate responsible ocean development.

Ted Brockett, M.S., Technical Advisor. Ted Brockett is a pioneering mechanical engineer who helped lead one of the first successful deep-ocean polymetallic nodule recovery pilot systems. His work in the 1970s demonstrated that nodules could be recovered from abyssal depths using engineered systems designed for reliability in extreme environments. At AOM, he is expected to bring direct technical memory from the original generation of nodule recovery programs.

Andrew Smart, Advisor. Andrew Smart is an international finance, logistics, and corporate structuring advisor with more than 40 years of experience across global business, shipping, trading, energy, technology, real estate, and investment support. His background is expected to help AOM think through the commercial, financial, and logistical structures required to support large-scale offshore operations across jurisdictions.

Michael Barnett, M.S., Marine Protection Advisor. Michael Barnett is a fisheries and marine protection specialist with more than 25 years of experience in endangered species, NEPA, fisheries policy, and federal marine regulation. Much of his career was with the National Marine Fisheries Service, where he worked on ESA consultations, federal rulemaking, and marine species protection. At AOM, he is expected to support environmental protection strategy, regulatory credibility, and science-based stakeholder engagement.

John C. Wiltshire, Ph.D., Ocean Science Advisor. Dr. John Wiltshire is a marine geologist and ocean engineering leader with more than 45 years of experience in seabed minerals, undersea research, environmental permitting, and international ocean policy. He has led major undersea research programs and advised government and industry on marine minerals and environmental management. At AOM, he is expected to bring technical depth in seabed resource evaluation, marine mining policy, and ocean engineering.

Craig Mullen, Technical Advisor. Craig Mullen is a deep-sea explorer and subsea technology executive with experience leading complex ocean search, recovery, robotics, and offshore mission programs. His career spans U.S. Navy diving, deep-ocean recovery contracting, and leadership of advanced subsea technology organizations. At AOM, he is expected to bring operational judgment from high-stakes missions where technology, logistics, safety, and execution discipline all matter.

Jeffrey Reidenauer, Ph.D., Technical Advisor. Dr. Jeffrey Reidenauer is a marine minerals expert with more than 35 years of experience in federal offshore resource programs, environmental consulting, NEPA compliance, and critical minerals assessment. He served as Chief of the Marine Minerals Division at BOEM, where he helped grow the federal marine minerals program and supported offshore critical mineral inventory work. At AOM, he is expected to bring direct experience with U.S. offshore minerals policy, environmental review, and interagency coordination.

David Weight, Processing Advisor. David Weight is a metals and processing expert with more than 40 years of experience in the non-ferrous metals industry, especially cobalt and responsible sourcing. He previously served as President of the Cobalt Institute and has advised on critical raw materials for the energy transition. At AOM, he is expected to support thinking around downstream processing, responsible sourcing, cobalt markets, and critical mineral supply chains.

Mike Rowe, Investor and Special Advisor. Mike Rowe, 64, is an investor, advisor, and nationally recognized advocate for skilled trades and workforce development. Through the mikeroweWORKS Foundation, he has spent decades elevating essential industrial work and supporting training pathways for skilled workers. At AOM, he helps connect the company’s long-term strategy to workforce development, maritime trades, American industrial capacity, and public engagement. In 2026 his foundation plans to award $10 million in scholarships to advance skills trade initiatives across the U.S.

Broader Group and Connected Execution Platform

AOM’s execution capability extends beyond its named officers, directors, and advisors. The broader platform draws on a connected group with shared history across AOM, Odyssey, CIC Limited, OML and MML. These groups have worked alongside one another for years across Cook Islands and deep-ocean mineral programs, combining AOM’s capital formation and strategic positioning with Odyssey’s public-company infrastructure and unmatched deep-ocean operational history, CIC Limited’s Cook Islands license-area and in-country capabilities, and OML / MML’s exploration, environmental, and project-development experience. The combined team will consist of over 300 years of ocean experience across 50 team members leaders, directors, operators, scientists, technical advisors, processing experts, legal and finance professionals, and in-country specialists supporting the platform.

This integrated team structure is important because AOM is building upon existing operational, technical, regulatory and commercial capabilities rather than assembling each function independently from the ground up. Together, the broader group brings experience spanning critical mineral research and expertise, subsea logistics and operations, public-company infrastructure, capital markets, stakeholder engagement, ocean science, environmental baselines, resource geology, processing expertise, legal and governance support, and workforce development. AOM believes this approach provides the connective tissue needed to move from resource access to responsible execution.

Security Ownership of Certain Beneficial Owners and Management of AOM

The following table sets forth information regarding the beneficial ownership of AOM Common Stock as of June 30, 2026, by (a) each person known by AOM to beneficially own more than 5% of the outstanding shares of AOM Common Stock, (b) each director of AOM, (c) each executive officer of AOM, and (d) all directors and officers of AOM as a group. The group total in the last line of the table includes officers of AOM who are not executive officers; those individuals are not separately listed. Individuals who are expected to serve as directors or officers of the combined company following the Merger, but who are not currently directors or executive officers of AOM, are not included in this table.

As of June 30, 2026, there were 106,379,332 shares of AOM Common Stock issued and outstanding. AOM Common Stock is the only class of AOM capital stock outstanding and the only class entitled to act by written consent with respect to the adoption of the Merger Agreement. Holders of AOM Common Stock are entitled to one vote per share, and the Requisite AOM Approval requires the written consent of the holders of a majority of the voting power of the outstanding shares of AOM Common Stock.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and generally includes voting or investment power with respect to the securities shown, together with shares of AOM Common Stock issuable upon the exercise or conversion of securities that are exercisable or convertible within 60 days of August 31, 2026. Shares of AOM Common Stock issuable upon conversion of the Bridge Debentures are not included, because those securities convert automatically immediately prior to the Effective Time and are not acquirable at the election of the holder within 60 days of August 31, 2026. Because AOM is not a reporting company and its securities are not registered under Section 12 of the Exchange Act, no beneficial ownership reports are filed with respect to AOM Common Stock, and the information in the table is based on AOM’s stock records and on information furnished to AOM by the persons listed. Except as indicated in the notes below, AOM believes that each person named has sole voting and investment power with respect to the shares shown. Unless otherwise indicated, the address of each person named is c/o American Ocean Minerals Corporation, 400 N. Ashley Drive, Suite 1900, Tampa, Florida 33602.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
5% Stockholders
Gregory P. Stemm(l)	8,000,000	7.49%
Laurie Stemm(2)	8,000,000	7.49%
Nicolas Stemm(3)	8,314,802	7.79%
Adam Stemm(4)	8,314,802	7.79%
Buckingham Trust(5)	14,893,667	14.00%
Roncon Trust(6)	14,893,667	14.00%
Luca McQueen Trust(7)	8,640,667	8.12%
MRW Productions, LLC(8)	6,383,000	6.00%
Directors and Executive Officers
Mark B. Justh, Chief Executive Officer and Director	7,330,921	6.89%
Thomas Albanese, Chairman(9)	4,622,281	4.35%
Brett Ryckman, Director	1,954,750	1.84%
Philip Plough, Director	822,850	*
Paul Warmé, Chief Financial Officer	—	—
All directors and officers as a group (5 persons)	14,730,802	13.85%

The group total includes all directors and all officers of AOM, including officers who are not executive officers and who are therefore not separately listed above.

*	Indicates less than one percent.
(1)

Consists of 4,000,000 shares held by Dorado Enterprises LLC, 2,000,000 shares held by Pinnacle L LLC and 2,000,000 shares held by Seascape Artifacts LLC. Mr. Stemm holds voting and dispositive power over the shares held by each of these entities in proportion to his ownership of these entities. Mr. Stemm is the founder, chief executive officer and Co-Chairman of CIC Limited and previously served as co-founder, chief executive officer and chairman of Odyssey through 2014 and has held no officer or director position with Odyssey since 2014. The mailing address these persons is 1603 Sunshine Dr., Clearwater, FL 33765.

(2)

Consists of 4,000,000 shares held by Dorado Enterprises LLC, 2,000,000 shares held by Pinnacle L LLC and 2,000,000 shares held by Seascape Artifacts LLC. Mrs. Stemm holds voting and dispositive power over the shares held by each of these entities in proportion to her ownership of these entities. Mrs. Stemm is the spouse of Greg Stemm. The mailing address these persons is 1603 Sunshine Dr., Clearwater, FL 33765.

(3)

Consists of 4,000,000 shares held by Pinnacle 1 LLC, 2,000,000 shares held by Argosy Ventures LLC, 1,814,802 shares held by Treasure Masters LLC and 500,000 shares held by Tethys Games LLC. Mr. Stemm holds voting and dispositive power over the shares held by each of these entities in proportion to his ownership of these entities. Mr. Stemm is the son of Greg Stemm. The mailing address of Mr. Stemm is 225A 140th Ave., Madeira Beach, FL 33708.

(4)

Consists of 4,000,000 shares held by Pinnacle 1 LLC, 2,000,000 shares held by Argosy Ventures LLC, 1,814,802 shares held by Treasure Masters LLC, and 500,000 shares held by Saddle Patch LLC. Mr. Stemm holds voting and dispositive power over the shares held by each of these entities in proportion to his ownership of these entities. Mr. Stemm is the son of Greg Stemm. The mailing address of Mr. Stemm is 717 Hamilton Ranch Road, Friday Harbor, WA 98250.

(5)

Buckingham Trust is the record holder of these shares. The trust has three independent trustees, and all voting and investment decisions with respect to the shares require the approval of at least two of the three trustees. No individual trustee has sole or unilateral voting or investment power over the shares. Accordingly, no individual trustee is deemed to beneficially own the shares held by the trust. The mailing address of the trust is c/o Cassels Brock & Blackwell LLP, 40 Temperance Street, Suite 3200, Toronto M5H0B4.

(6)

Roncon Trust is the record holder of these shares. The trust has three independent trustees, and all voting and investment decisions with respect to the shares require the approval of at least two of the three trustees. No individual trustee has sole or unilateral voting or investment power over the shares. Accordingly, no individual trustee is deemed to beneficially own the shares held by the trust. The mailing address of the trust is c/o Cassels Brock & Blackwell LLP, 40 Temperance Street, Suite 3200, Toronto M5H0B4.

(7)

Luca McQueen Trust is the record holder of these shares. The trust has three independent trustees, and all voting and investment decisions with respect to the shares require the approval of at least two of the three trustees. No individual trustee has sole or unilateral voting or investment power over the shares. Accordingly, no individual trustee is deemed to beneficially own the shares held by the trust. The mailing address of the trust is 1400 Village Sq Blvd, 3-88245, Tallahassee, FL 32312.

(8)

MRW Productions, LLC is the record holder of these shares. The company has three independent managers, and all voting and investment decisions with respect to the shares require the approval of at least two of the three managers. No individual manager has sole or unilateral voting or investment power over the shares. Accordingly, no individual manager is deemed to beneficially own the shares held by the trust. The mailing address of the trust is 1207 4th Street, PH1, Santa Monica, CA 90401.

(9)	Consists of shares held by 20,000 Leagues LLC.

Government Regulation

AOM’s mineral asset base comprises direct and indirect interests in polymetallic nodule projects pursued through two regulatory pathways. The first is the Cook Islands regulatory pathway, under which AOM’s operating interests are associated with existing exploration licenses held by CIC Limited and MML.

The second is the U.S. regulatory pathway, under which AOM is pursuing potential exploration rights through AOM Area-1 LLC and AOM Area-2 LLC under DSHMRA, and the regulatory framework administered by NOAA.

The following summarizes the principal regulatory framework applicable to each pathway, including the progression from exploration to any harvesting or commercial recovery activity, as applicable.

Cook Islands Regulatory Pathway

The Cook Islands seabed minerals sector has developed over several decades. Polymetallic nodules were first identified in the Cook Islands EEZ during scientific research beginning in the 1960s, with further exploration and regional research through the 1970s, 1980s and 1990s. The Cook Islands Government adopted the Seabed Minerals Act 2009 as an early national framework for seabed minerals activities, and the SBMA was formally established in 2012 and opened its offices in 2013. Following legislative review and consultation, the 2009 framework was replaced by the Seabed Minerals Act 2019 (Cook Islands), which is the primary legislation governing seabed minerals activities in the Cook Islands.

Under the Cook Islands regime, seabed minerals activities within the EEZ are governed by domestic Cook Islands law rather than by the ISA, because the resources are located within national jurisdiction. The principal statutory and regulatory framework includes the Seabed Minerals Act 2019 (Cook Islands), the Seabed Minerals

(Exploration) Regulations 2020 (Cook Islands), the Environment Act 2003(Cook Islands), the Marae Moana Act 2017(Cook Islands), the Environment (Seabed Minerals Activities) Regulations 2023 (Cook Islands), the Seabed Minerals (Minerals Harvesting and Other Mining) Regulations 2024 (Cook Islands) and the Seabed Minerals (Royalties) Regulations 2013 (Cook Islands). The SBMA administers seabed minerals licensing and compliance matters, while environmental approvals for relevant activities are administered through the National Environment Service and the Cook Islands environmental approval process.

The practical regulatory path begins with exploration. In February 2022, following a licensing process undertaken under the Cook Islands legal framework, the Cook Islands Government issued three exploration licenses providing exclusive areas to research and rights to apply for commercial harvesting, including licenses held by CIC Limited and MML which in total encompass approximately 90% of the licensed area. Those exploration licenses were issued for initial five-year terms expiring on February 23, 2027, with renewal rights available under the applicable framework. During the exploration phase, licensees conduct resource definition, sampling, environmental baseline studies, stakeholder engagement, engineering work, technical studies, reporting and other work required by their approved work plans and license conditions. The adoption of the 2024 minerals harvesting regulations established a more detailed statutory framework for any future harvesting phase, but it did not itself authorize commercial harvesting.

Progression from exploration to mineral harvesting requires additional project-specific approvals. A future harvesting application requires a pre-feasibility-level technical package, an environmental impact assessment or environmental impact statement supported by multi-year baseline environmental data, an environmental management and monitoring plan, a mining or harvesting plan, stakeholder consultation, and satisfaction of applicable SBMA and environmental review requirements. For AOM, the Cook Islands regulatory pathway is relevant through AOM’s interests in CIC Limited and OML/MML. Those companies hold active Cook Islands exploration licenses for polymetallic nodule areas and are advancing resource, environmental, engineering and processing work in support of any future applications. AOM currently views the Cook Islands as its nearest-term pathway, with an internal goal of pursuing first harvesting approvals in or around 2027 following completion of required resource, environmental and technical work, future pilot, trial or commercial harvesting activity remains subject to SBMA and environmental approvals, completion of technical studies, and satisfaction of license conditions.

United States NOAA/DSHMRA Regulatory Pathway

AOM’s U.S.-pathway assets are pursued under the DSHMRA, which is administered by NOAA. DSHMRA provides a U.S. domestic law framework for eligible U.S. citizens and U.S. companies to seek exploration licenses and commercial recovery permits hard seabed minerals, including polymetallic nodules, in areas beyond national jurisdiction. The U.S. is not a party to the United Nations Convention on the Law of the Sea (“UNCLOS”), and NOAA administers the DSHMRA pathway for U.S. applicants separately from the International Seabed Authority (“ISA”) framework applicable to UNCLOS parties.

The DSHMRA framework distinguishes between exploration licenses and commercial recovery permits, although NOAA’s 2026 regulatory revisions introduced an optional consolidated application and review process for qualified applicants. An exploration license under 15 C.F.R. Part 970 authorizes surveys, research and test mining of polymetallic nodules in specified areas beyond national jurisdiction. A commercial recovery permit under 15 C.F.R. Part 971 is required before commercial recovery and marketing of nodules may occur. NOAA reviews applications for statutory eligibility, technical capability, financial responsibility, environmental protection, use-conflict considerations and other required information, with public notice and environmental review under National Environmental Policy Act (NEPA) at the level determined by NOAA for the relevant federal action.

The regulatory path was modernized in 2025 and 2026. Executive Order 14285, signed on April 24, 2025, established a U.S. policy to advance leadership in seabed mineral exploration, responsible commercial recovery, processing technology and supply-chain security. NOAA subsequently finalized revisions to the DSHMRA regulations, effective January 21, 2026, including an optional consolidated application process that permits qualified applicants to present exploration-license and commercial-recovery-permit information in a more integrated application record.

AOM Area-1 LLC filed an exploration license application with NOAA on September 23, 2025. NOAA informed AOM Area-1 LLC on December 5, 2025, that the application was in substantial compliance, and on March 16, 2026, that the exploration license application was in full compliance with the provisions of DSHMRA and its regulations. AOM Area-2 LLC filed an exploration license application with NOAA on November 26, 2025. NOAA informed AOM Area-2 LLC on December 29, 2025, that the application was in substantial compliance, and on February 23, 2026, that the exploration license application was in full compliance with the provisions of DSHMRA and its regulations. These determinations do not constitute issuance of an exploration license or commercial recovery permit.

On May 28, 2026, AOM Area-1 LLC also submitted a consolidated application to NOAA seeking both an exploration license and a commercial recovery permit for AOM Area-1. NOAA determined the application to be in substantial compliance on June 29, 2026 and requested additional information, and an amended consolidated application submitted on August 20, 2026 remains under review.

If issued, a DSHMRA exploration license is expected to provide an initial term of ten years, with renewal rights in five-year increments under the statutory framework, while a future commercial recovery permit would require a separate NOAA determination and is expected to provide an initial term of twenty years with potential ten-year extensions. AOM expects the exploration phase to generate the resource, engineering, environmental, monitoring and operational record required to support future commercial recovery applications. Until NOAA completes the applicable review, environmental process and licensing or permitting decisions, the AOM Area-1 and AOM Area-2 projects should be understood as application-stage U.S.-pathway projects rather than granted mineral properties or issued exploration licenses.

Assets and Properties

AOM’s material mineral projects consist of: (a) a Cook Islands polymetallic nodule project, held by CIC Limited pursuant to EL1 (the “CIC Project”), (b) a Cook Islands polymetallic nodule project, held by Moana Minerals Limited pursuant to EL3 (the “MML Project”), (c) the Area 1 U.S.-pathway polymetallic nodule application area (the “Area-1 Application”), pursued through AOM Area-1 LLC (the “AOM Area-1 Project”), and (d) the Area 2 U.S.-pathway polymetallic nodule application area (the “Area-2 Application”), pursued through AOM Area-2 LLC (the “AOM Area-2 Project”). AOM has also formed AOM Area-3 LLC. AOM Area-3 LLC does not currently own a direct or indirect economic interest in any mineral property within the meaning of Item 1301(a)(1) of Regulation S-K.

AOM’s interests in the CIC Project and the MML Project are held indirectly, through interests in the respective license holders. The CIC Project is held by CIC Limited. AOM’s interests in CIC Limited consist of convertible debt obligations and warrants that are expected to be exercised at the time of the Merger. The MML Project is held by Moana Minerals Limited, a wholly owned subsidiary of OML, of which AOM currently owns approximately 33.2% of the outstanding OML Units. Except where expressly identified as a current interest, the ownership, economic and attributable interests presented in this section are presented on a pro forma basis giving effect to the Merger and the related transactions, and do not reflect interests held as of the date of this proxy statement/prospectus. Neither AOM Area-1 LLC nor AOM Area-2 LLC holds a granted exploration license, and the AOM Area-1 Project and the AOM Area-2 Project are application-stage project areas rather than granted mineral properties.

The following overview map shows the location of all of AOM’s material mineral properties, keyed to the legend: AOM Area-1 (Clarion-Clipperton Zone); EL1 and EL3 within the Cook Islands Exclusive Economic Zone (EEZ); and AOM Area-2 (South Pacific/Penrhyn Basin, adjacent to but outside the Cook Islands EEZ). Dashed lines denote EEZ boundaries. The scale bar denotes 3,000 km.

AOM AREA-1
EL1 Cook Islands (CIC)
EL3 Cook Islands (Moana Minerals)
AOM AREA-2
American
Niue
French Polynesia
3,000 km

Overview of Material Mineral Properties

The following table summarizes key information for each material mineral property:

Property	Location	Interest (current) (1)	Interest (pro forma) (2)	Stage	Area (km²)	Operator	Mineral Rights	Material
AOM Area-1	Clarion-Clipperton Zone (ABNJ)	100% (AOM Area-1 LLC)	100%	Exploration / Pre-license	~147,053	AOM	DSHMRA application filed; no granted license	Yes

AOM Area-2 (Area-2 South / Dorado South)	Penrhyn Basin, central South Pacific Ocean, beyond national jurisdiction and adjacent to the Cook Islands EEZ	100% (AOM Area-2 LLC)	100%	Exploration / Pre-license	~89,645 Area-2 South	AOM	DSHMRA application filed; no granted license or commercial recovery permit	Yes

EL1 (CIC Limited)	Cook Islands EEZ	None. AOM holds convertible debt obligations and warrants to purchase 4,319,489 Class A voting shares of CIC Limited. Odyssey	Approximately 45.8% economic ownership interest and 32.8% of the voting rights in CIC Limited	Exploration	211,545 (subject to relinquishment)	CIC Limited	SBMA license EL1; granted Feb. 23, 2022; expires Feb. 23, 2027	Yes

Property	Location	Interest (current) (1)	Interest (pro forma) (2)	Stage	Area (km²)	Operator	Mineral Rights	Material
indirectly holds approximately 14.23% of CIC Limited’s outstanding shares, all of which are Class B non-voting shares.

EL3 (Moana/OML)	Cook Islands EEZ	Approximately 33.2% of the outstanding OML Units	100% of OML	Exploration	~23,600	OML	SBMA license EL3; granted Feb. 23, 2022; expires Feb. 23, 2027	Yes

(1)	The current column reflects interests held as of the date of this proxy statement/prospectus.
(2)	The pro forma column gives effect to the Merger and the related transactions, including exercise of the CIC Warrants, the CIC Equity Exchange Agreements and the OML Equity Exchange Agreement.

All material mineral properties are at the exploration stage. AOM is an exploration stage issuer. No mineral reserves have been disclosed for any material mineral property. No commercial harvesting or mineral production has occurred on any property. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into a mineral reserve.

Mineral Resource Summary

The following table summarizes the mineral resources disclosed for AOM’s material mineral properties. The point of reference for all mineral resources is in situ on the seafloor prior to harvesting or processing. No metallurgical recovery factor has been applied. Abundance is the average wet weight of nodules (in kilograms per square meter of seafloor) of the mineral resource at the stated cut-off, as reported in the applicable Technical Report Summary.

Property	Category	Tonnage (Mt wet)	Cut-Off (kg/m²)	Abundance (kg/m2)	Mn (%)	Co (%)	Ni (%)	Cu (%)	Fe (%)	Effective Date
EL1	Inferred	1,950	13	19.9	15.7	0.46	0.33	0.19	17.8	Dec. 31, 2025
EL3	Indicated	417	12.5	26.7	15.6	0.49	0.27	0.15	18.9	Dec. 31, 2025
EL3	Inferred	102	12.5	26	16	0.50	0.20	0.10	19	Dec. 31, 2025

Notes:

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted to a mineral reserve.

(2) Totals may not sum due to rounding.

(3) The qualified persons’ qualitative assessment of processing amenability supporting the reasonable prospects of economic extraction, which accompanies and forms part of the disclosure for each mineral resource presented in the tables above, is set out under “—CIC Project—Qualitative Assessment Supporting Reasonable Prospects of Economic Extraction” and “—MML Project—Qualitative Assessment Supporting Reasonable Prospects of Economic Extraction.”

(4) For additional detail regarding individual property mineral resources, including cut-off grades, price assumptions, and qualified person information, see the individual property disclosures and the applicable Technical Report Summaries filed as Exhibits 96.1 and 96.2.

Each of the CIC Project and the MML Project is supported by a technical report summary prepared in accordance with the SEC Mining Rules. The AOM Area-1 Project and the AOM Area-2 Project should be understood as application-stage project areas, rather than granted mineral properties or issued exploration licenses.

AOM has not commenced commercial harvesting or commercial production from any of its material mineral projects. AOM’s longer-term commercialization plan contemplates harvesting, offloading, transshipment, stockpiling and processing infrastructure, including potential use of U.S. Gulf Coast and allied processing facilities and a potential transshipment port in American Samoa.

AOM also owns stylized trademark rights covering consulting services in mining extraction and mining exploration, geophysical exploration for the mining industry and underwater exploration.

Exploration Stage Status

AOM is an exploration stage issuer as defined in Item 1300 of Regulation S-K. An exploration stage issuer is an issuer that has no material property with mineral reserves disclosed. AOM has no material mineral property for which mineral reserves have been established. All of the material mineral properties described in this section, including AOM Area-1, AOM Area-2, EL1, and EL3, are exploration stage properties. EL1 and EL3 are held by CIC Limited and Moana Minerals Limited, respectively, and are presented in this section as described under “—Assets and Properties.” No commercial harvesting, mineral production, or mining operations have occurred on any material mineral property. AOM has not characterized itself as a development stage or production stage issuer, and no property is characterized as a development stage or production stage property.

Mineral resources disclosed for EL1 and EL3 are classified as inferred mineral resources or indicated mineral resources, as applicable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into a mineral reserve. The quantity and grade of reported inferred mineral resources are estimated on the basis of limited geological evidence and sampling, are considered too speculative geologically to have modifying factors applied to them, and may not be converted to mineral reserves.

Consolidated Mineral Resource Estimates (Pro Forma Attributable Basis)

The following table presents the mineral resource estimates for AOM’s material mineral properties on an attributable basis. No measured mineral resources or mineral reserves have been established for any material mineral property.

Property	Category	Tonnes (Mt wet)	Cut-Off (kg/m²)	Abundance (kg/m2)	Mn (%)	Co (%)	Ni (%)	Cu (%)	Fe (%)	Eff. Date	Attr. (%)
EL1	Inferred	1,950	13	19.9	15.7	0.46	0.33	0.19	17.8	Dec. 31, 2025	46%
EL3	Indicated	417	12.5	26.7	15.6	0.49	0.27	0.15	18.9	Dec. 31, 2025	100%
EL3	Inferred	102	12.5	26	16	0.50	0.20	0.10	19	Dec. 31, 2025	100%

Notes:

(1)

Tonnages are reported on a wet basis. Abundance is the average wet weight of nodules (in kilograms per square meter of seafloor) of the mineral resource at the stated cut-off, as reported in Table 11-13 of the applicable Technical Report Summary. Grades are reported on a dry-weight basis.

(2)	The point of reference for all mineral resources is in situ on the seafloor, prior to harvesting or processing. No metallurgical recovery factor has been applied to any mineral resource estimate.

(3)

EL1 is held by CIC Limited and EL3 is held by Moana Minerals Limited, a wholly owned subsidiary of OML. The attributable percentages reflect the registrant’s pro forma economic interest following consummation of the Merger and the related transactions and do not reflect any interest held as of the date of this proxy statement/prospectus. As of the date of this proxy statement/prospectus, AOM owns no shares of CIC Limited, AOM owns approximately 33.2% of the outstanding OML Units, and Odyssey indirectly owns approximately 14.23% of the outstanding shares of CIC Limited, all of which are Class B non-voting shares.

(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted to a mineral reserve.

(5)	Totals may not sum due to rounding.

(6)	Cut-off grades:

•	EL1: 13 kg/m² (nodule abundance); and

•	EL3: 12.5 kg/m² (nodule abundance).

(7)

The derivation of each reported cut-off abundance is set out in Section 11.11.4 of the applicable Technical Report Summary, filed as Exhibit 96.1 for EL1 and Exhibit 96.2 for EL3, and the recovery sensitivity referred to below is set out in Section 11.11.5 of each report. The reported cut-off and the illustrative break-even abundance answer different questions and are not interchangeable. The reported cut-offs of 13 kg/m² at EL1 and 12.5 kg/m² at EL3 are governed by the conceptual collector-productivity relationship, being the abundance required for the assumed collection system to achieve the assumed production rate, whereas the illustrative break-even abundances of approximately 5.2 kg/m² at EL1 and approximately 5.5 kg/m² at EL3, and approximately 5.7 kg/m² for the EL3 Inferred Mineral Resource, are the abundances at which illustrative net revenue would no longer cover the assumed unit costs and royalty. The reported cut-offs are accordingly constrained by collector throughput rather than by unit margin, and the difference between the two values indicates that the reported cut-offs are conservative. The illustrative metal recovery inputs used in the EL1 derivation were selected from within, or conservatively below, the preliminary extraction ranges disclosed in the CIC Technical Report Summary; they are not adopted metallurgical recovery estimates.

(8)	Price assumptions:

•	EL1: Nickel US$20,360/t, Cobalt US$62,530/t, Copper US$11,456/t, Manganese Ore US$4.70/dmtu (AMC Consultants 2025 comparable project analysis); and

•

EL3: the cut-off pricing was selected in July 2024 on a recent spot and eighteen-month closing moving-average basis and is set out in Table 11-14 of the Technical Report Summary filed as Exhibit 96.2. The supplemental break-even check applies the life-of-mine price basis described below. Applying the Table 11-14 prices to the same illustrative recovery inputs and unit cost assumptions returns illustrative net revenue of approximately US$333 per dry tonne and an illustrative break-even abundance of approximately 7 kg/m², so that the reported cut-off of 12.5 kg/m² exceeds the illustrative break-even under either price set.

(9)

A life-of-mine average time frame was selected for the price and unit cost inputs because the cut-off assessment addresses the prospects of economic extraction over the life of the assumed operation rather than spot market conditions, and the June 30, 2025 basis is the most recent independent, benchmark-derived estimate available for a comparable polymetallic nodule project.

(10)

Metallurgical recovery: not estimated or applied for any mineral resource. Each mineral resource is reported in situ. No metallurgical recovery has been estimated, adopted or applied for EL1 or EL3, and no recovery factor was used in deriving the reported tonnage, grade, classification, cut-off or point of reference. For EL1, an independent desktop concept study identified hydrometallurgical treatment as the preferred route, and the preliminary extraction ranges reported by third-party processors are disclosed in the CIC Technical Report Summary; those ranges apply collectively to several metals by processing method and no single process has been identified as the basis of the estimate. Metallurgical processing recoveries for EL1 have been assessed to date only through preliminary bench-scale test work, which has been reviewed by the qualified person, and no metallurgical recovery estimate has been adopted or applied to the mineral resource. For EL3, two rounds of bench-scale leach test work have been completed on nodules recovered from the property, but no laboratory result has been identified as an adopted metallurgical recovery estimate. Iron is reported as a grade at each property but is not a pay metal and carries no recovery.

The following sections summarize AOM’s material mineral projects. Unless otherwise indicated, the disclosure relating to each project is based principally on the applicable technical report summary filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

CIC Project

The information that follows relating to the CIC Project is derived, for the most part, from, and in some instances is an extract from, the CIC Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the CIC Technical Report Summary, which has been filed as Exhibit 96.1 to the registration statement of which this proxy statement/prospectus forms a part. The CIC Technical Report Summary is incorporated herein by reference and made a part hereof.

Location of the CIC Project

The CIC Project is located within the EEZ of the Cook Islands in the South Pacific Ocean. According to the CIC Technical Report Summary, the CIC Project is centered at approximately 17.5° south latitude and 160.5° west longitude, approximately 420 km north of Rarotonga, approximately 170 km north of Aitutaki, and 3,700 km northeast of Wellington, New Zealand. The CIC Project area covers approximately 211,545 km² and comprises 2,592 5’ x 5’ blocks grouped into ten contiguous block groups. The seafloor in the license area generally lies at depths between approximately 4,700 and 5,300 meters below sea level.

Permits and Mineral Rights

Title to the CIC Project is held through EL1 license, granted to CIC Limited by the SBMA, on behalf of the Cook Islands Government on February 23, 2022. The CIC Technical Report Summary states that the EL1 license expires on February 23, 2027, and that an application for license renewal may be made at least 90 days before expiry in accordance with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). The EL1 license is subject to relinquishment obligations, including 20% relinquishment after three years of exploration activities and up to an additional 40% of the total CIC Project area by the end of the five-year license period, with the first relinquishment reported as being under discussion between CIC Limited and the SBMA according to the CIC Technical Report. Annual license fees payable to SBMA are NZD $80,000 plus 15% VAT (NZD $92,000). In connection with CIC Limited’s upcoming license renewal, CIC Limited anticipates paying (i) a renewal application fee of NZD $50,000 plus 15% VAT (NZD $57,500) and (ii) a renewal grant fee of NZD $207,360 plus 15% VAT (NZD $238,464), calculated based on the anticipated 60% reduction of the original license area resulting in 1,036 retained blocks. Following renewal, the annual license fee will remain NZD $80,000 plus 15% VAT (NZD $92,000) per annum.

To be eligible for upgrade of the exploration license to a mining license, CIC Limited must submit an application and satisfy the requirements of section 67 of the Seabed Minerals (Exploration) Regulations (2020) (Cook Islands), including: (a) collection and analysis of data and information to at least a pre-feasibility study level in all material respects; (b) completion in all material respects of studies and investigations relating to an environmental impact assessment for a mining license application; and (c) establishment of the existence of seabed mineral resources or reserves with the potential for commercial recovery.

See Schedule A for further specific information of the CIC Project permits.

Royalties and Taxes

Royalties and taxes payable on any future production from the CIC Project area are stipulated in the laws and regulations of the Cook Islands. According to the Seabed Minerals (Royalties) Regulations (2013) (Cook Islands), holders of a mining license are liable for a royalty equal to 3% of the export value of minerals recovered under a mining license. The export value of minerals recovered is free-on-board (FOB) price received. The CIC Project is subject to a private royalty of 1% held by Atlas, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

History of previous exploration Activities in the CIC Project Area

According to the CIC Technical Report Summary, the CIC Project area, or any part thereof, has not been held by any operator other than CIC Limited. The report states that the only exploration within the CIC Project area that predates the exploration undertaken by CIC Limited was carried out by the Japan International Cooperation Agency (“JICA”), between 1986 and 2000. JICA conducted three expeditions to the CIC Project area using the RV Hakurei Maru No. 2 in 1986, 1990 and 2000. Samples were collected using box core, freefall grab, long core and armed dredge tools. Survey stations were placed based on datum lines every 1° in latitude and longitude, with infill sites on a 39.3 km grid.

Since 2022, CIC Limited has conducted four expeditions and has used box core, freefall grab, multicore and benthic sled sampling tools to collect polymetallic nodule samples, supported by ROV, and autonomous underwater vehicle surveys. Most of the modern exploration work has been conducted in two of the ten contiguous block groups, including CBG01 and CBG04, with the principal focus on CBG04. According to the CIC Technical Report, no commercial production of polymetallic nodules has occurred in the project area to date.

See Section 5 of the CIC Technical Report Summary for further specific information of the history of previous exploration of the CIC Project Area.

Geology

The CIC Project is a polymetallic nodule project located on the seabed within the Cook Islands EEZ in the South Pacific Ocean. According to the CIC Technical Report Summary, the Cook Islands are distinctive in having relatively ancient and stable ocean crust, coupled with very low modelled net export of organic material to the seabed and the interpreted influence of a long-lived deep-water ocean current. The CIC Project area consists principally of abyssal plains, together with scattered knolls, seamounts, depressions, hills and valleys, and fine pelagic sediments described as red or brown clay are the predominant sediment type in the CIC Project area.

According to the CIC Technical Report Summary, mineralization at the CIC Project occurs at the water-sediment interface on the seafloor in the form of polymetallic nodules enriched principally in cobalt, nickel and copper. The polymetallic nodules are generally found on abyssal plains, mostly at depths between approximately 4,800 and 5,200 meters, and form laterally continuous nodule fields that effectively constitute a two-dimensional deposit tracing the sediment-water interface. A minority component of the nodules occurs within the sediment, locally to depths of up to approximately 30 centimeters.

The polymetallic nodules are dark brown to black and may reach approximately 20 centimeters along their long axis, and exhibit concentric layering commonly formed around a foreign nucleus, such as a rock fragment, volcanic material, bone, tooth or other nodule. The CIC Technical Report notes that the polymetallic nodules are geochemically unique from many other global nodule deposits because they tend to have low manganese-to-iron ratios and elevated cobalt grades, which indicates that the polymetallic nodules are formed through hydrogenetic processes.

Mineral Resource Estimate

According to the CIC Technical Report Summary, no mineral reserve estimate is reported, and the CIC Project remains at an early stage. The CIC Technical Report Summary discloses an inferred mineral resource of 1,950 Mt wet nodules at an average abundance of 19.9 kg/m², reported at a 13 kg/m² cut-off, with metal grades of 0.46% Co, 0.19% Cu, 17.8% Fe, 15.7% Mn and 0.33% Ni, each with an effective date of December 31, 2025.

The mineral resource estimate for the CIC Project consists of declustered samples collected by JICA, as well as box core and freefall grab samples collected by CIC Limited during Expeditions 1, 3 and 4. The report further states that the mineral resource estimate is based on exploration, sampling and assaying information gathered through appropriate techniques, that the inferred mineral resource has not been significantly extrapolated beyond the limits of the samples collected, and that confidence in the estimate is not sufficient to permit application of technical and economic parameters useful for detailed mine planning as part of a pre-feasibility or feasibility studies.

Qualitative Assessment Supporting Reasonable Prospects of Economic Extraction

The qualified persons evaluated processing amenability qualitatively, as contemplated by Item 1302(d)(1)(i)(B) and Item 1302(d)(3)(iii) of Regulation S-K. They characterized the deposit as a hydrogenetic, iron-rich, cobalt-enriched nodule blanket of the Cook Islands province in which vernadite is the sole manganese phase, nickel and copper occupy the vernadite interlayer and cobalt is accommodated within the oxic vernadite structure, so that no liberation constraint arises and metallurgical response is governed by bulk chemistry rather than ore texture.

An independent desktop concept study compared hydrometallurgical and combined pyrometallurgical and hydrometallurgical flowsheets and identified hydrometallurgical treatment as the preferred route, establishing that the four pay metals credited in the estimate can be won by methods consistent with each other. Preliminary bench-scale extraction ranges reported by third-party processors are disclosed in the CIC Technical Report Summary; those ranges apply collectively to several metals by processing method, and no single process has been identified as the basis of the estimate. Metallurgical processing recoveries for the property have been assessed to date only through preliminary bench-scale test work, which has been reviewed by the qualified person, and no metallurgical recovery estimate has been adopted or applied to the mineral resource. The documentation underlying that test work was provided to the qualified person under confidentiality agreements between CIC Limited and the respective processing companies; accordingly, the processors are not identified and their results are presented in summarized and anonymized form.

A break-even sensitivity confirms that the reported cut-off remains economic if every recovery input falls to approximately 64% of the illustrative values used in that analysis, and remains economic on the cobalt credit alone. No metallurgical recovery has been estimated, adopted or applied. Iron is reported as a grade but is not a pay metal and carries no recovery.

Quality Control/Quality Assurance and Data Verification

The data supporting the EL1 inferred mineral resource estimate consist of both historical exploration data collected by JICA and more recent exploration data collected by CIC Limited. According to the CIC Technical Report Summary, those datasets were evaluated separately and were assessed against the objective of supporting at least an inferred mineral resource classification under the SEC Mining Rules.

CIC Limited employed documented procedures for sample collection, handling, processing and analysis, and that the quality assurance and quality control framework was designed to support reliable collection, recording, processing and validation of exploration data. According to the report, sample preparation involved offshore recovery and handling, onshore processing at CIC Limited’s facilities in Rarotonga, and laboratory preparation and analysis at ALS Brisbane, which the report identifies as an ISO/IEC 17025-2017 and ISO 9001:2015 accredited laboratory. The report states that the analytical methods used for the CIC Project were fit for purpose for the project’s objectives.

With respect to sample custody and security, the CIC Technical Report Summary states that samples were subject to controlled handling procedures offshore and onshore, including unique sample identification, sealed storage and shipment to ALS Brisbane for geochemical analysis. The CIC Technical Report concludes that, in light of the objectives of the CIC Project, the risk associated with sample security and chain of custody was low.

The CIC Technical Report Summary also states that quality control and quality acceptance testing were applied across the exploration and analytical workflow, including review of location data, primary sample quality, weighing procedures, splitting procedures, density and moisture determinations, and laboratory analytical performance. The CIC Technical Report notes that underwater video footage formed part of the review process by allowing comparison between the seafloor conditions at sampling locations and the recovered samples.

With respect to data verification, the CIC Technical Report Summary states that RSC conducted an independent verification program that included checking analytical results against original ALS Brisbane laboratory reports, reviewing sampling video footage for freefall grab and box core samples, and comparing selected records against original back-deck logs, weighing sheets and beacon fix reports.

According to the CIC Technical Report Summary, the data verification and validation process did not identify any material errors or omissions that would materially affect the inferred mineral resource estimate for the project. The report further states that, based on this review, RSC concluded that the geological, analytical and spatial data were accurate, complete and reliable for use in mineral resource estimation and that the data verification procedure was consistent with best industry practice and meets the SEC Mining Rules.

For additional information regarding quality control/quality assurance and data verification applicable to the CIC Project, see Sections 8 and 9 of the CIC Technical Report Summary.

Ownership Structure of CIC Project

For further information please refer to the section entitled “Information about CIC Limited—Ownership Chart and Subsidiaries.”

Exploration Plans

CIC Limited has developed an exploration and development-readiness program for EL1, anticipated to extend from 2026 through 2032. The following table summarizes the principal planned activities, estimated costs, and expected timeframes:

Planned Activity	Estimated Cost (US$ millions)		Timeframe
Scientific cruises (resource confirmation, sampling)	~$	16	2026–2028
AUV survey and data acquisition	~$	3	2026–2030
Deep-ocean mooring (environmental baseline)	~$	3.5	2026–2030
Regional biology / ecology programs	~$	7	2028–2030
Impact and recovery surveys	~$	2.5	2028–2030
Data processing and laboratory analysis	~$	5	2026–2031
Engineering and Trial Mining/Harvesting (TMH)	~$	64	2027–2031
Processing / metallurgical testwork	~$	3	2026–2031
Reports, permitting, and regulatory	~$	5	2026–2032
Total Estimated Program	~$	109	2026–2032

The qualified person’s recommended resource-confirmation program for EL1, estimated at approximately $8.65 million, is a subset of the total program described above. The Trial Mining/Harvesting (TMH) component (estimated ~$64 million) is contingent on receipt of applicable SBMA and Cook Islands Government approvals. All planned activities are subject to license conditions, work plan approvals, and applicable permitting requirements.

Work Completed

EL1 was granted by SBMA on February 23, 2022. Historical data for the EL1 area includes JICA-MMAJ sampling campaigns from the 1980s and 1990s. Since grant, CIC Limited has completed the following exploration activities:

•	Expedition 1 (2022–2023): 26 box-core samples recovering over 55 kg of polymetallic nodules for geochemical and abundance analysis;

•	Expedition 2 (2023): recovery of approximately 1.3 tonnes of nodules for metallurgical testing and resource characterization;

•	Expedition 3 (2023): multibeam bathymetric mapping of approximately 32,750 km², collection of 22 free-fall grab (“FFG”) samples, and 286 bioacoustics and marine fauna surveys;

•	ERS1 (2024): autonomous underwater vehicle (“AUV”) survey acquiring approximately 3 terabytes of high-resolution seafloor imagery and bathymetric data;

•	Expedition 4 (2025): 84 box-core deployments recovering approximately 174.5 kg of nodules with 605 subsamples, and 39 multicore deployments for sediment and environmental characterization;

•

2020–2025: Environmental and Social Studies (“EESS”), Environmental Risk Assessment/Environmental and Social Evaluation (“ERA”/”ESE”), Boskalis trial harvesting system engineering, and processing research and development; and

•	December 31, 2025 TRS: S-K 1300-compliant TRS estimating an inferred mineral resource of 1,950 Mt (wet basis) for EL1 at a cut-off grade of 13 kg/m².

EL1 Technical Report Summary

The EL1 TRS filed as Exhibit 96.1 to this Registration Statement presents an initial assessment of the EL1 polymetallic nodule deposit. No project-specific economic assessment has been prepared due to the early exploration stage of the property. The following key parameters are disclosed for reference.

Commodity prices referenced in the EL1 TRS are derived from comparable economic analyses of polymetallic nodule projects and are used solely for purposes of the RPEE determination and cut-off grade derivation. They do not represent a forecast of future commodity prices:

•	Nickel: US$20,360/t

•	Cobalt: US$62,530/t

•	Copper: US$11,456/t

•	Manganese Ore: US$4.70/dmtu

The cut-off grade of 13 kg/m² was derived using the following conceptual harvesting parameters:

•	Production rate: 259 t/hr (wet nodules)

•	Collector width: 16 meters

•	Collector speed: 0.4 m/s

•	Collection efficiency: 85% (yielding a required abundance of approximately 13.2 kg/m², rounded to the reporting cut-off of 13 kg/m²)

These parameters are conceptual and are used for cut-off grade derivation purposes only. They do not represent a mining plan, feasibility study, or engineering design.

The qualified person performed a supplemental economic check of the 13 kg/m2 cut-off using assumed commodity prices of US$20,360/t for nickel, US$62,530/t for cobalt, US$11,456/t for copper and US$4.7/dmtu for manganese ore (US$470/t contained manganese), derived from AMC Consultants Pty Ltd’s Initial Assessment of the TOML and NORI properties (dated August 4, 2025, using prices as of June 30, 2025). Operating costs were assumed at US$188.32 per wet metric tonne based on that report. At the 25% average moisture content applicable to EL1, the area-driven cost component is US$92.75 per dry tonne and the tonnage-driven component is US$158.34 per dry tonne. A royalty equal to 3% of free-on-board export value, or US$12.10 per dry tonne, was also assumed. Solely for this supplemental calculation, the qualified person used illustrative metallurgical recovery inputs selected from within, or conservatively below, the preliminary testwork ranges disclosed in Section 10 of the CIC Technical Report Summary (92% cobalt, 90% nickel, 80% manganese, 88% copper, no value for iron), which produce illustrative net revenue of US$403.28 per dry tonne. Using the equation A = K ÷ (NSR − C₀ − R), where K is the area-driven collection-cost constant, C₀ is the abundance-independent cost per dry tonne and R is the royalty per dry tonne the illustrative break-even cut-off abundance is approximately 5.2 kg/m2. The reported 13 kg/m2 cut-off exceeds the break-even by a factor of approximately 2.5. The analysis is limited to establishing reasonable prospects for economic extraction. The illustrative recovery inputs were not used in preparing the mineral resource estimate, were not applied to the reported in-situ tonnage or grades and have not been adopted as project-specific or commercial recovery estimates.

The qualified person’s determination of reasonable prospects for economic extraction considered conceptual mining, metallurgical, economic, and environmental/social factors. No project-specific capital or operating cost estimate was prepared. The RPEE determination is conceptual and does not constitute a finding of economic viability. A break-even sensitivity confirms that the reported 13 kg/m² cut-off remains economic if every illustrative recovery input falls to approximately 64 percent of the values used in that analysis, and remains economic on the cobalt credit alone, the cobalt credit producing illustrative net revenue of US$264.63 per dry tonne against an assumed unit cost of US$259.03 per dry tonne at the reported cut-off. No metallurgical recovery has been estimated, adopted or applied, and no mineral reserve is reported. Iron is reported as a grade but is not a pay metal and carries no recovery.

Metallurgical recovery was not estimated or applied. The mineral resource is reported in situ. Preliminary bench-scale extraction ranges are disclosed in the Technical Report Summary but have not been adopted as metallurgical recovery estimates applicable to the mineral resource.

The inferred mineral resource classification for EL1 is based on:

•	Geological understanding of nodule distribution patterns in the Cook Islands EEZ;

•	Assessment of spatial continuity of nodule abundance and geochemistry;

•	Box-core and FFG sample spacing and data density;

•	QA/QC validation of analytical results;

•	Search and interpolation parameters (see below);

•	Bulk density assumptions; and

•	Geological evidence sufficient to imply, but not verify, continuity of mineralization. Slope was considered as a limiting factor.

The following search criteria were applied in the resource estimation (distances in km, minimum/maximum composites per search pass):

•	Abundance — High Abundance: Pass 1: 100 x 70 km, min 4, max 32; Pass 2: 150 x 100 km, min 4, max 32; Pass 3: 250 x 175 km, min 3, max 32.

•	Abundance — Low Abundance: Pass 1: 100 x 70 km, min 4, max 32; Pass 2: 150 x 100 km, min 4, max 32; Pass 3: 300 x 200 km, min 3, max 32.

•	Metals (Co, Cu, Fe, Mn, Ni): Pass 1: 100 x 70 km, min 4, max 16; Pass 2: 150 x 100 km, min 4, max 16; Pass 3: 200 x 150 km, min 3, max 16.

For complete detail regarding the EL1 mineral resource estimate, qualified person qualifications, and technical methodologies, see the Technical Report Summary filed as Exhibit 96.1 to this Registration Statement.

MML Project

The information that follows relating to the MML Project is derived, for the most part, from, and in some instances is an extract from, the MML Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the MML Technical Report Summary, which has been filed as Exhibit 96.2 to the registration statement of which this proxy statement/prospectus forms a part. The MML Technical Report Summary is incorporated herein by reference and made a part hereof.

Location of the MML Project

The MML Project is located within the EEZ of the Cook Islands in the South Pacific Ocean. According to the MML Technical Report Summary, the MML Project is confined to the boundary of the EL3 license, which covers an area of approximately 9,118 square miles, and forms part of a wider known deposit of polymetallic nodules within the Cook Islands’ EEZ. The MML Project is located on the seabed, more than 5,000 m below sea level. The MML Technical Report Summary states that the MML Project is located approximately 323 miles from Avarua, Rarotonga, 163 miles from Aitutaki, and 2,370 miles from Auckland, New Zealand, and that the center of the MML Project is located at approximately 16.5° S and 159.5° W.

150
175
-160
-135
-110
-85
0
-25
-50
Hawaii
Suwarrow
Manihiki
Penrhyn
Samoa
Niue
Tonga
Tahiti
Palmerston
Aitutaki
Rarotonga
New Zealand
Legend
Place
EL3
Cook Islands EEZ
01 August 2025
CRS: WGS 84
Data Source: Google Satellite; SBMA
rsc
0
1,000
2,000 km

Permits and Mineral Rights

Title to the MML Project is held through the EL3 license, granted to Moana Minerals Limited, a wholly owned Cook Islands registered company subsidiary of Ocean Minerals, LLC, by the SBMA, on behalf of the Cook Islands Government on February 23, 2022. The MML Technical Report Summary states that the MML exploration license is valid for a term of five years and expires on February 23, 2027, and that an application for license renewal may be made at least 90 days before expiry in accordance with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). Annual license fees payable to SBMA are NZD $80,000 plus 15% VAT (NZD $92,000). As of the date of this proxy statement/prospectus, MML is not subject to a predetermined relinquishment schedule in the EL3 license. However, pursuant to section 78 of the Seabed Minerals Act (Cook Islands), the SBMA may require MML to relinquish portions of the MML Project area over time as MML’s exploration and environmental programs advance.

To be eligible for upgrade of the exploration license to a mining license, MML must submit an application and satisfy the requirements of section 67 of the Seabed Minerals (Exploration) Regulations (2020) (Cook Islands), including: (a) collection and analysis of data and information to at least a pre-feasibility study level in all material respects; (b) completion in all material respects of studies and investigations relating to an environmental impact assessment for a mining license application; and (c) establishment of the existence of seabed mineral resources or reserves with the potential for commercial recovery.

See Schedule A for further specific information of the MML Project permits.

Royalties

Royalties and taxes payable on any future production from the MML Project area are stipulated in the laws and regulations of the Cook Islands. According to the Seabed Minerals (Royalties) Regulations (2013) (Cook Islands), holders of a mining license are liable for a royalty equal to 3% of the export value of minerals recovered under a mining license. The export value of minerals recovered is free-on-board (FOB) price received. The MML Project is subject to a private royalty of 1% held by Atlas, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

History of previous exploration activities in the MML Project Area

According to the MML Technical Report Summary, the first cruise programs dedicated to investigating nodules in the Cook Islands and adjacent regions were mounted in the mid-1970s by the New Zealand Oceanographic Institute. Between 1976 and 1981, the Committee for Coordination of Joint Prospecting for Minerals Resources in South Pacific Offshore Areas (CCOP/SOPAC) carried out several cruises in the Cook Islands region. The MML Technical Report Summary states that the only exploration that predates that by MML within the MML Project area took place between 1986 and 2000 and was carried out by JICA. JICA conducted three expeditions to the MML Project area using the RV Hakurei Maru No. 2 in 1986, 1990 and 2000. Samples were collected by freefall grab, box core, long core and armed dredge methods. Survey stations were placed based on datum lines every 1° in latitude and longitude, with infill sites on a 39.3 km grid, and three samples were collected at each survey station in the form of an inverted triangle. Sample location precision for the JICA surveys is stated to have been in the order of 100–500 m against sample spacing of approximately 25 km.

Since 2019, MML has conducted exploration over the MML Project area. The MML Technical Report Summary states that MML has conducted at least five cruises and has used freefall grab, box core, multicore and benthic sled sampling tools to collect polymetallic nodule samples, supported by ROV surveys. According to the MML Technical Report Summary, exploration has been conducted to at least some extent across the entire MML Project area. The eastern and southern quadrants are the most explored, with MML having conducted sampling on a nominal 12-km grid, whereas the northwestern quadrant is the least explored and was sampled on approximately 50-km spacing by JICA. According to the MML Technical Report Summary, no commercial production of polymetallic nodules has occurred in the MML Project area to date.

In mid-May 2026, MML commenced its first benthic campaign in the Cook Islands EEZ using the Anuanua Moana and a team of international scientists, together with autonomous underwater vehicle surveys to map and photograph the seafloor, and MML expects to complete further benthic and pelagic campaigns before the end of 2026 in support of an environmental impact assessment. MML is also testing six metallurgical processes, with results intended for inclusion in a pre-feasibility study for EL3.

See Section 5 of the MML Technical Report Summary for further specific information regarding the history of previous exploration of the MML Project area.

Geology

The MML Project is a polymetallic nodule project located on the seabed within the Cook Islands EEZ in the South Pacific Ocean. According to the MML Technical Report Summary, the Cook Islands are distinctive in having relatively ancient and stable ocean crust, coupled with very low-modelled net export of organic material to the seabed, and the interpreted influence of a long-lived deep-water ocean current. Most of the MML Project area consists of relatively flat abyssal plains, with sea knolls and seamounts scattered across the MML Project area, but with a higher concentration in the center and center-west. The MML Technical Report Summary further states that brown clay is the predominant sediment type in the MML Project area.

According to the MML Technical Report Summary, mineralization at the MML Project occurs in the form of polymetallic nodules. The MML Technical Report Summary states that polymetallic nodule abundance and element grades vary throughout the MML Project area but are more consistent compared to the wider EEZ. “Nodule abundance” is described in the report as the weight of nodules per square meter because the nodules typically form on the seabed as a single layer several centimeters thick and therefore effectively constitute a two-dimensional deposit. According to the report, nodule abundance in the MML Project ranges from 0 to 50.8 kg/m² and has an average abundance of 26.9 kg/m², and nodule abundance is typically higher in areas of abyssal plains.

The polymetallic nodules in the Cook Islands are geochemically unique compared to other deposits because of their low manganese-to-iron ratios and elevated cobalt grades. The MML Technical Report Summary states that the average manganese-to-iron ratio is 0.83, which indicates that the nodules are formed via hydrogenetic processes. The report further states that this is supported by nodule morphology, including relatively smooth texture, and the low number of buried nodules recovered, with most nodules found on the surface of the seabed.

Mineral Resource Estimate

According to the MML Technical Report Summary, no mineral reserve estimate is reported for the MML Project. The MML Technical Report Summary discloses an Indicated Mineral Resource of 417 Mt wet nodules at an average abundance of 26.7 kg/m² and an Inferred Mineral Resource of 102 Mt wet nodules at an average abundance of 26 kg/m², each reported at a cut-off of 12.5 kg/m². The average metal grades for the Indicated Mineral Resource are 0.49% cobalt, 0.15% copper, 18.9% iron, 15.6% manganese, and 0.27% nickel. The average metal grades for the Inferred Mineral Resource are 0.5% cobalt, 0.1% copper, 19% iron, 16% manganese, and 0.2% nickel. The MML Technical Report Summary states that the effective date of the Mineral Resource estimate is December 31, 2025.

The mineral resource estimate for the MML Project consists of declustered samples collected by JICA and during Research Cruise 1, as well as samples collected during Expedition 1, Leg 2 and Expedition 4 for which no sampling issues were indicated. The MML Technical Report Summary states that all samples were reprojected to UTM zone 4S, that reduced level was set to 0, and that no corrections were applied to the geochemical or nodule abundance data. The report further states that the estimate was completed using ordinary kriging, that validation methods included visual review and comparison of means as well as validation plots, and that sensitivity testing indicated the estimate to be robust. The MML Technical Report Summary expressly states that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Qualitative Assessment Supporting Reasonable Prospects of Economic Extraction

The qualified persons evaluated processing amenability qualitatively, as contemplated by Item 1302(d)(1)(i)(B) and Item 1302(d)(3)(iii) of Regulation S-K, on the basis of two rounds of bench-scale leach test work performed on nodules recovered from the property itself, by two independent laboratories, both employing the cuprous-ion ammoniacal route. That test work establishes that the four pay metals credited in the estimate are recovered by a single flowsheet and are therefore consistent with each other.

The MML Technical Report Summary records that larger-scale testing is required to demonstrate economic viability, and no laboratory result has been identified as an adopted metallurgical recovery estimate. A break-even sensitivity confirms that the reported cut-off remains economic if every recovery input falls to approximately 68% of the illustrative values used in that analysis, and remains economic on the cobalt credit alone, for both the Indicated and the Inferred class. No metallurgical recovery has been estimated, adopted or applied to either class, and no mineral reserve is reported. Iron is reported as a grade but is not a pay metal and carries no recovery.

Quality Control/Quality Assurance and Data Verification

The data supporting the EL3 license mineral resource estimate consist of historical exploration data collected by JICA and more recent exploration data collected by MML. According to the MML Technical Report Summary, the data quality objective for the MML Project was that the data be of a quality fit for the purpose of classifying at least Indicated Mineral Resources under the SEC Mining Rules. The MML Technical Report Summary states that quality assurance was focused on error prevention and establishing processes that are repeatable and self-checking, supported by technically sound and prescriptive procedures.

The MML Technical Report Summary states that MML employed documented procedures for sample collection, handling, processing and analysis, and that the quality assurance and quality control framework was designed to support reliable collection, recording, processing and validation of exploration data. According to the report, sample preparation involved onboard sample preparation after recovery, onboard and onshore processing of box core and freefall grab samples, and laboratory preparation and analysis at ALS Brisbane, which the report identifies as certified to ISO/IEC 17025:2017 and ISO 9001:2015. The report states that the analytical methods used for the MML Project were fit for purpose for the project’s objectives.

With respect to sample custody and security, the MML Technical Report Summary states that a strict chain-of-custody protocol was in place both at sea and onshore. According to the MML Technical Report Summary, only one sample was allowed to be processed at a time, sealed sample bags were temporarily stored in the geology lab until photographed and logged, sub-samples removed for additional processing were tracked using chain-of-custody forms, and samples were stored at MML’s warehouse facility in Rarotonga until shipment to ALS Brisbane. The MML Technical Report Summary concludes that there was a low risk associated with sample security and chain of custody.

The MML Technical Report Summary also states that quality control and quality acceptance testing were applied across the exploration and analytical workflow, including review of location data, density and moisture data, primary sample quality, first split, nodule abundance, second split, third split and analytical process. The MML Technical Report Summary notes that video footage formed a critical part of the quality review process by allowing comparison between seafloor conditions at sampling locations and the recovered samples.

With respect to data verification, the MML Technical Report Summary states that RSC geologists, under the supervision of the Qualified Person, checked a representative number of samples from MML’s FileMaker database against scans of original deck logs and weighing log sheets and reviewed the video footage of the sampling for every freefall grab or box core sample to check sample quality and compare the observed seafloor conditions with the recovered samples. The report also states that RSC received a copy of the assay results directly from ALS and that those assay results were used to inform the mineral resource estimate. According to the MML Technical Report Summary, the data on which the mineral resources are based are verified and fit for the purpose of generating the mineral resource estimate.

For additional information regarding quality control/quality assurance and data verification applicable to the MML Project, see Sections 8 and 9 of the MML Technical Report Summary.

Ownership Structure of MML Project

For further information please refer to the section entitled “Information about OML—Ownership Chart and Subsidiaries.”

Exploration Plans

OML has developed an exploration and development-readiness program for EL3, anticipated to extend from 2026 through 2030. The following table summarizes the principal planned activities, estimated costs, and expected timeframes:

Planned Activity	Estimated Cost (US$ millions)		Timeframe
Resource-definition program	~$	3	2026
AUV survey and data acquisition	~$	2	2026
Scientific cruises (sampling, environmental)	~$	12	2026–2029
Deep-ocean mooring (environmental baseline)	~$	4	2027–2030
Data processing and laboratory analysis	~$	7	2026–2028
Engineering and Trial Mining/Harvesting (TMH)	~$	64	2028–2029
Processing / metallurgical testwork	~$	3	2026–2029
Reports, PFS, and permitting	~$	3	2029–2030
Total Estimated Program	~$	98	2026–2030

Work Completed

EL3 was granted by SBMA on February 23, 2022. Historical data includes JICA-MMAJ sampling. Exploration activities completed since license grant include:

•	2022–2024: RC01 and subsequent expeditions including remotely operated vehicle (“ROV”) surveys, benthic sled tows, box-core and FFG sampling;

•	2023 SBMA-compliant mineral resource estimate;

•	BGRIMM (2020) metallurgical testwork producing 30% manganese concentrate at approximately 83% recovery; and

•	December 31, 2025 TRS: S-K 1300-compliant TRS estimating indicated mineral resources of 417 Mt and inferred mineral resources of 102 Mt for EL3 at a cut-off grade of 12.5 kg/m².

EL3 Technical Report Summary

The EL3 TRS filed as Exhibit 96.2 to this Registration Statement presents an initial assessment of the EL3 polymetallic nodule deposit. No project-specific economic assessment has been prepared due to the early exploration stage of the property. The following key parameters are disclosed for reference.

The cut-off abundance of 12.5 kg/m2 was selected in July 2024 using the commodity prices set out in Table 11-14 of the EL3 TRS, which RSC selected based on recent spot and eighteen-month closing moving-average prices at that time:

•	Nickel: US$23,000/t

•	Cobalt: US$52,500/t

•	Copper: US$7,000/t

•	Manganese Ore: US$4.00/dmtu

The cut-off grade of 12.5 kg/m² was derived from a break-even scenario analysis using the following conceptual harvesting parameters:

•	Production rate: 129 kg/s (wet nodules)

•	Collector width: 12 meters

•	Collector speed: 1.0 m/s

•	Collection efficiency: 86%

•	Operational days: 247 per year

These parameters are conceptual and are used for cut-off grade derivation purposes only. They do not represent a mining plan, feasibility study, or engineering design.

The qualified person performed a supplemental economic check of the 12.5 kg/m2 cut-off using the AMC Consultants comparable-project prices and cost basis described above for EL1. At the 25.1% average moisture content applicable to EL3, the area-driven cost component is US$92.87 per dry tonne and the tonnage-driven component is US$158.56 per dry tonne. Applying illustrative metallurgical recovery inputs from the bench-scale Cuprion testwork (92% cobalt, 85% nickel, 60% manganese, 55% copper, no value for iron), illustrative net revenue is US$382.05 per dry tonne. Using the same equation, the illustrative break-even cut-off abundance is approximately 5.5 kg/m2. The reported 12.5 kg/m2 cut-off exceeds the break-even by a factor of approximately 2.3. The illustrative recovery inputs were not used in preparing the mineral resource estimate, were not applied to the reported in-situ tonnage or grades and have not been adopted as project-specific or commercial recovery estimates.

The qualified person’s determination of reasonable prospects for economic extraction considered conceptual mining, metallurgical, economic, and environmental/social factors. No project-specific capital or operating cost estimate was prepared. The RPEE determination is conceptual and does not constitute a finding of economic viability.

Metallurgical recovery was not estimated or applied, for both the indicated and the inferred mineral resource, each reported in situ. Bench-scale laboratory leach testwork has been completed but the results have not been adopted as recovery assumptions applicable to the mineral resource.

The EL3 mineral resource classification distinguishes between indicated and inferred categories based on:

•	Sample quality and data density: indicated classification is supported at nominal 12 km sample spacing; inferred classification applies at 25–50 km spacing;

•	Reconciliation with previous mineral resource estimate studies (including the 2017 JORC MRE and 2023 SBMA MRE);

•	Estimation quality metrics and cross-validation;

•	Geological confidence assessed through a multi-factor scorecard incorporating sample density, data quality, geological understanding, and estimation performance; and

•	Spatial continuity analysis and variography.

The following search criteria were applied in the resource estimation (distances in meters, minimum/maximum composites per search):

•	High-Abundance domain: 60,000 x 50,000 m, min 4, max 20;

•	Low-Abundance domain: 80,000 x 70,000 m, min 3, max 24;

•	High-Co domain: 70,000 x 60,000 m, min 3, max 20;

•	Low-Co domain: 70,000 x 70,000 m, min 3, max 20;

•	High-Fe domain: 70,000 x 60,000 m, min 3, max 20;

•	Low-Fe domain: 70,000 x 70,000 m, min 3, max 24; and

•	Unconstrained (Cu, Mn, Ni): 80,000 x 70,000 m, min 4, max 24.

For complete detail regarding the EL3 mineral resource estimate, qualified person qualifications, and technical methodologies, see the Technical Report Summary filed as Exhibit 96.2 to this Registration Statement.

AOM Area-1 Project

AOM does not yet hold a granted exploration license for AOM Area-1. AOM Area-1 LLC’s exploration license application to NOAA was determined to be in full compliance with the applicable provisions of DSHMRA and 15 C.F.R. Part 970 on March 16, 2026, and NOAA confirmed that AOM holds priority of right for issuance of an exploration license over AOM Area-1. However, no exploration license has been issued. No mineral reserves have been established for AOM Area-1. There is no certainty that an exploration license will be granted or that AOM will conduct exploration on the property. See “Risk Factors.”

Location of the AOM Area-1 Project

The AOM Area-1 Project comprises five non-contiguous subareas, designated Subareas A through E, in the eastern-central CCZ of the northeastern tropical Pacific Ocean. The AOM Area-1 Project is located on the seafloor outside of any national jurisdiction. The AOM Area-1 Project is accessible by ship from various ports in the United States and South America and that, because the deposit does not include any habitable land and is not near coastal waters, all personnel and material are expected to be transported to the project area by ship.

-136° -134° -132° -130° -128° -126° -124° -122° -120°
18° 16° 14° 12° 10° 8°
A
B
C
D
E
Kilometers
0 125 250 500
WGS84 Mercator projection
Scale accurate at map middle latitude
Proposed Claims
Turning Points
GEBCO24 Depth, meters
< 2,500
2,500 - 3,000
3,000 - 3,500
3,500 - 4,000
4,000 - 4,500
4,500 - 5,000
5,000 - 5,500
5,500-6,000
> 6,000

AOM Area-1 Project of Sub Areas A-E

Label	W Longitude	N Latitude	Vertices
A	1296733	17.1613	1
A	128.8376	17.1613	2
A	128.8376	16.6699	3
A	129.4973	16.6699	4
A	129.4973	16.8365	5
A	130.0852	16.8365	6
A	130.0852	16.6689	7
A	130.2523	16.6689	8
A	130.2523	16.5865	9
A	131.3356	16.5865	10
A	131.3356	16.4191	11
A	132.6641	16.4191	12
A	132.6641	16.8352	13
A	133.0020	16.8355	14
A	133.0020	16.6688	15
A	133.2500	16.6688	16
A	133.2500	17.5500	17
A	129.6733	17.5500	18
B	133.2531	16.6667	1
B	133.2531	16.3299	2
B	132.9197	16.3299	3
B	132.9197	16.1640	4
B	131.2469	16.1640	5
B	131.2469	16.3799	6
B	130.8364	16.3799	7
B	130.8364	16.1635	8
B	130.5026	16.1635	9
B	130.5026	16.0040	10
B	131.0034	16.0040	11
B	131.0034	15.7571	12
B	132.0048	15.7571	13
B	132.0048	15.6570	14
B	132.9103	15.6570	15
B	132.9103	15.9230	16
B	134.0000	15.9230	17
B	134.0000	16.6667	18
C	123.3284	16.4771	1
C	122.3430	16.4771	2
C	122.3430	16.0520	3
C	123.3300	16.0520	4
C	123.3300	16.2350	5
C	125.3315	16.2350	6
C	125.3315	16.7515	7
C	125.6648	16.7515	8
C	125.6648	16.9191	9
C	125.9972	16.9191	10
C	125.9972	17.1619	11
C	125.8601	17.1619	12
C	125.8601	17.8728	13
C	123.3284	17.8633	14
D	121.1687	11.9969	1
D	121.1687	11.3309	2
D	122.0944	11.3309	3
D	122.0944	11.9969	4
E	122.2500	7.4600	1
E	123.3842	7.4600	2
E	123.3842	9.1000	3
E	122.2500	9.1000	4

Mineral Rights

AOM Area-1 is at the application stage. Title to the AOM Area-1 Project is not presently held through an issued exploration license or commercial recovery permit. AOM Area-1 LLC, whose parent company is AOM, seeks the issuance of an exploration license from NOAA pursuant to DSHMRA, in accordance with the regulations at 15 CFR Part 970. Considering that AOM does not have a license or commercial permit, the AOM Area-1 Project should be understood as a U.S.-pathway application area rather than an issued mineral property, granted exploration license or commercial recovery permit.

On September 23, 2025, AOM Area-1 LLC submitted an application to NOAA for the issuance of an exploration license pursuant to the DSHMRA, 30 U.S.C. §§ 1401 et seq., in accordance with the regulations then applicable at 15 CFR Part 970. NOAA acknowledged receipt of the application and, following its initial administrative review, notified AOM Area-1 LLC that the application had achieved substantial compliance with the requirements of 15 CFR Part 970 on December 5, 2025. After the inclusion of extra information and some explanation, NOAA confirmed that the application had achieved full compliance with the applicable regulatory requirements on March 16, 2026.

On May 28, 2026, AOM Area-1 LLC submitted a consolidated application to NOAA with respect to AOM Area-1 under NOAA’s consolidated application process. The consolidated application process permits an eligible applicant to apply for an exploration license and a commercial recovery permit through a single application and coordinated review under 15 C.F.R. Parts 970 and 971. On June 29, 2026, NOAA determined that the consolidated application was in substantial compliance with the requirements of 15 C.F.R. § 971.214(d) and the relevant provisions of DSHMRA, and requested certain additional information from AOM Area-1 LLC in order to bring the consolidated application into full compliance. On August 20, 2026, AOM Area-1 LLC submitted an amended consolidated application responsive to NOAA’s requests, which is currently under review by NOAA. Upon a determination of full compliance, NOAA may proceed with the statutory environmental review, public notice and agency evaluation process before making any licensing or permitting decision. A determination of substantial or full compliance does not constitute issuance or approval of an exploration license or a commercial recovery permit. There is no assurance that NOAA will determine the amended consolidated application is in full compliance or that NOAA will issue an exploration license or a commercial recovery permit.

Fees and financial obligations applicable to DSHMRA licenses are subject to NOAA regulations and domestic U.S. law; no fixed royalty is imposed under the DSHMRA. AOM Area-1 is subject to a private 2% net smelter returns royalty payable to Atlas pursuant to a royalty agreement between AOM Area-1 LLC and Atlas.

See Schedule A for further specific information of the AOM Area-1 Project application.

History of previous exploration activities in the AOM Area-1 Project Area

Prior to 1981, Pioneer Contractors - including entities that were predecessors to or affiliates of the current holders of ISA exploration contracts in the CCZ - carried out substantial exploration in the area encompassing the AOM Area-1 Project, and those exploration results were later compiled and utilized by the ISA between 2005 and 2009 to develop regional mineral resource estimates published as ISA Technical Study No. 6, “A Geological Model of Polymetallic Nodule Deposits in the Clarion-Clipperton Fracture Zone” (2010). Since that time, there has not been additional exploration completed within the specific boundaries of the AOM Area-1 Project area, and exploration within those boundaries is anticipated to commence upon the issuance of the requested exploration license.

Although no exploration has been conducted within the specific AOM Area-1 Project boundaries, the AOM consortium and its affiliated entities have conducted extensive recent exploration campaigns in adjacent and analogous deep-sea polymetallic nodule provinces. These capabilities and the operational experience derived from AOM affiliates campaigns are directly applicable to the proposed exploration and commercial recovery activities within the AOM Area-1 Project area.

Many different oceanographic vessels were historically used to collect the polymetallic nodule samples from which the ISA mineral resource estimate was derived, and that most of those samples were collected using free-fall grab samplers, with some box core sampling. Key members of the AOM team have direct personal experience with deep-sea polymetallic nodule systems testing, including participation in NOAA’s Deep Ocean Mining Environmental Study (“DOMES”) program in the 1970s, which represents the only U.S.-sponsored program to have conducted pilot-scale polymetallic nodule collection and recovery operations in the CCZ.

Importantly, AOM Area-1 was never part of an ISA reserved, issued or area of particular environmental importance therefore does not conflict with any prior ISA claim.

Geology

Seafloor polymetallic nodules occur in all oceans, but the CCZ hosts a relatively high abundance of particularly nickel- and copper-rich nodules. The CCZ seafloor is part of the abyssal plains, and polymetallic nodules are hydrogenetic and diagenetic concretions of manganese and ferromanganese oxides containing cobalt, nickel, copper and other metals. The depth of the seafloor in the AOM Area-1 Project ranges mostly from 3,800 meters to 6,000 meters, and the abyssal plains are traversed by ridges and punctuated by inactive volcanoes rising 500 to 2,000 meters above the seafloor.

The formation and distribution of polymetallic nodules in the CCZ are primarily controlled by water depth, latitude and seafloor sediment type. Geological domains include volcanic outcrops, volcanic highs, sediment drifts and high-slope areas greater than 10°, which were excluded from the resource estimates. The AOM Area-1 Project is a fundamentally two-dimensional deposit in which the polymetallic nodules lie on the surface of, or are partially buried within, fine-grained surficial sediments.

Royalties and Taxes

Under DSHMRA, royalties and taxes payable on any future commercial recovery of polymetallic nodules by U.S. entities in areas beyond national jurisdiction are governed by domestic U.S. law rather than international frameworks such as the ISA, to which the United States is not a party. DSHMRA does not prescribe specific royalty rates, but authorizes NOAA to issue exploration licenses and commercial recovery permits with terms and conditions that may include financial obligations determined on a case-by-case basis during the permitting process. NOAA’s regulatory framework includes provisions for public comment and environmental review but does not currently mandate a fixed royalty or taxation regime akin to ISA’s proposed ad valorem models.

AOM Area-1 is subject to a private royalty of 2.0% held by Atlas, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

Ownership Structure of AOM Area-1 Project

AOM Area-1 LLC is a Delaware limited liability company formed on September 1, 2025. AOM Area-1 LLC is a wholly owned subsidiary of AOM.

Exploration Plans

AOM Area-1 LLC has developed a consolidated exploration program for AOM Area-1, anticipated to extend from 2026 through 2033. The following table summarizes the principal planned activities, estimated costs, and expected timeframes:

Planned Activity	Estimated Cost (US$ millions)		Timeframe
Multibeam site survey / environmental monitoring network	~$	25.8	2027

Scientific cruises (resource definition, sampling)	~$	34	2028–2029

Nodule Collector Integrated System Test (NCIST)	~$	64	2030–2031

Reports, permitting, and regulatory	~$	21	2032–2033

Processing / metallurgical testwork	~$	3	2032–2033

Total Estimated Exploration Program	~$	148	2027–2033

The original exploration-only application submitted to NOAA budgeted approximately $120 million over 2026–2035. The consolidated program described above reflects updated cost estimates incorporating the NCIST component and current market conditions. All planned activities are subject to the granting of a DSHMRA exploration license and applicable regulatory approvals.

Work Completed

No field exploration has been conducted by AOM or AOM Area-1 LLC on AOM Area-1. Information regarding the AOM Area-1 is based entirely on historical and archival data. Work completed to date includes:

•	Pre-1981 reconnaissance and resource sampling campaigns by pioneer contractors (including government-sponsored and private expeditions) in the Clarion-Clipperton Zone;

•	2003 International Seabed Authority (ISA) Nadi Workshop, which compiled and analyzed regional nodule abundance and geochemistry data;

•	2005–2009 ISA geological model led by Dr. Charles Morgan, incorporating 8,250 to 9,825 data stations per variable across the CCZ; and

•	2010 ISA Technical Study No. 6, providing a comprehensive geological model of polymetallic nodule distribution in the CCZ.

No AOM-sponsored sampling, seafloor survey, or field data collection has been undertaken.

AOM Area-2 Project

Location of the AOM Area-2 Project

The AOM Area-2 Project comprises the Dorado South exploration subarea, situated in the South Pacific Ocean beyond the limits of national jurisdiction. The Project area lies entirely on the international seabed and is therefore subject to the regulatory framework established under DSHMRA, administered by the NOAA. The Project does not fall within any EEZ or other area of national jurisdiction, and that any exploration or future activities contemplated therein would be undertaken pursuant to applicable U.S. law and regulatory oversight.

168°W
165°W
162°W
159°W
156°W
153°W
6°S
9°S
12°S
15°S
18°S
21°S
24°S
27°S
Phoenix Group
Line Group
Tokelau
Penrhyn
Rakahanga
Manihiki
Pukapuka
Tema Reef
Nassau
Cook Islands
Suwarrow
American Samoa
Area 2 North
French Polynesia
Palmerston
Aitutaki
Manuae
Takutea
Mitiaro
Atiu
Mauke
Niue
Rarotonga
Mangaia
Area 2 South
Kilometers
0
125
250
500
WGS84, Scale accurate at mid-latitude
Area 2
EEZ Boundary
GEBCO25 Bathymetry, m
< 2,500
2,500 - 3,000
3,000 - 3,500
3,500 - 4,000
4,000 - 4,500
4,500 - 5,000
5,000-5,500
5,500 - 6,000
> 6,000

Access to the AOM Area-2 Project is exclusively maritime in nature. Logistical access is anticipated to be conducted via ocean-going vessels operating from established regional ports, including but not limited to those in American Samoa, New Zealand, and Australia. Given the offshore and abyssal location of the Project area, all personnel, equipment, and operational materials will be transported to and from the site by sea, utilizing specialized research and support vessels equipped for deep-ocean exploration activities. No land-based infrastructure exists within the Project area, and all operations are therefore dependent on self-contained offshore systems and vessel-based logistics.

The geographic configuration of the Project is defined by a series of geodetically referenced boundary coordinates for each subarea. These coordinates delineate the limits of Dorado South and have been established in accordance with the World Geodetic System (WGS-84). The delineation of these subareas reflects a deliberate and systematic selection process intended to maximize the geological and resource potential of the underlying polymetallic nodule deposits while simultaneously avoiding overlap with areas subject to existing or potential jurisdictional claims, international designations, or other competing uses of the seabed. In particular, the boundaries have been drawn to ensure full compliance with international maritime norms and to prevent any encroachment into adjacent EEZs or reserved areas.

Dorado South Vertices
Vertex	Longitude (W)	Latitude (S)
1	-163.0925	-23.4546
2	-161.7500	-24.5000
3	-160.0000	-25.1000
4	-160.0000	-27.5167
5	-161.6967	-27.5098
6	-161.6961	-25.2042
7	-164.0980	-25.2109
8	-164.1000	-23.4500

Mineral Rights

Any mineral rights associated with the AOM Area-2 Project will arise exclusively under the statutory and regulatory framework of the DSHMRA and its implementing regulations. The AOM Area-2 Project is located on the seabed beyond the limits of national jurisdiction, and accordingly, no sovereign mineral rights attach to the area absent authorization granted pursuant to U.S. law. The rights sought by AOM Area-2 LLC are therefore contingent, exclusive rights to conduct exploration activities, and, subject to future regulatory approval, to apply for commercial recovery, as may be conferred through the issuance of an exploration license and any subsequent permit by the NOAA.

AOM Area-2 LLC filed a DSHMRA exploration license application with NOAA on November 26, 2025, covering the Dorado South subarea (approximately 89,645 km²). Following NOAA’s preliminary review, the applicant received a determination of substantial compliance on December 29, 2025, confirming that the submission satisfied the threshold regulatory requirements necessary to proceed with further technical and environmental evaluation.

Subsequently, on February 23, 2026, NOAA issued a determination of full compliance with respect to the AOM Area-2 application, confirming that the administrative record is complete and satisfies all applicable regulatory requirements for advancement within the DSHMRA licensing framework. NOAA further confirmed that AOM Area-2 LLC retains priority of right for the southern portion of the proposed exploration area, designated Dorado South, which constitutes an independent and viable logical mining unit. Accordingly, as of the date of full compliance, AOM Area-2 LLC holds priority of right for Dorado South.

No abundance data are available for Dorado South, and no mineral resource is reported for that subarea. AOM holds priority of right for Dorado South. No assurance can be given that any exploration license or commercial recovery permit will be granted for Dorado South.

Pursuant to the procedures set forth under 15 C.F.R. Part 970, the application will now proceed to the certification and licensing phase. During this phase, the Administrator of NOAA must determine whether the applicant satisfies all statutory eligibility criteria and whether the proposed exploration plan demonstrates the requisite technical capability, financial responsibility, and environmental safeguards. As part of this process, NOAA is required to conduct a comprehensive environmental review in accordance with the National Environmental Policy Act (NEPA), including the preparation of an Environmental Impact Statement (EIS)

evaluating the potential environmental impacts of the proposed exploration activities. This review will involve interagency coordination, public notice, and opportunities for comment, and may result in the imposition of conditions or mitigation measures deemed necessary to ensure compliance with environmental and safety requirements.

Upon completion of the certification process and the environmental review, NOAA may issue an exploration license to AOM Area-2 LLC for the Dorado South area. Such license, if granted, will confer upon the licensee the exclusive right, for a defined term, to explore for polymetallic nodules and associated minerals within the licensed area, subject to the terms and conditions of the license and ongoing regulatory oversight. The scope of authorized exploration activities under DSHMRA expressly includes the ability to conduct non-commercial integrated system testing, commonly referred to as trial mining, provided that such activities are carried out in accordance with the approved exploration plan, applicable environmental protections, and any additional conditions imposed by NOAA. These activities are intended to validate engineering systems, assess environmental interactions, and generate the empirical data necessary to support any future application for a commercial recovery permit.

Importantly, AOM Area-2 was never part of an ISA reserved, issued or area of particular environmental importance therefore does not conflict with any prior ISA claim.

Fees and financial obligations are subject to NOAA regulations and domestic U.S. law.

Royalties and Taxes

Under DSHMRA, royalties and taxes payable on any future commercial recovery of polymetallic nodules by U.S. entities in areas beyond national jurisdiction are governed by domestic U.S. law rather than international frameworks such as the International Seabed Authority, to which the United States is not a party. DSHMRA does not prescribe specific royalty rates, but authorizes NOAA to issue exploration licenses and commercial recovery permits with terms and conditions that may include financial obligations determined on a case-by-case basis during the permitting process. NOAA’s regulatory framework includes provisions for public comment and environmental review but does not currently mandate a fixed royalty or taxation regime akin to ISA’s proposed ad valorem models.

AOM Area-2 is subject to a private royalty of 2% held by Atlas, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

See Schedule A for further specific information of the AOM Area-2 Project application.

History of previous exploration Activities in the AOM Area-2 Project Area

The historical exploration of polymetallic nodules within the broader Cook Islands and South Pacific region, including the areas encompassed by the AOM Area-2 Project, extends back several decades and is principally derived from government-led scientific programs conducted prior to the establishment of modern regulatory regimes. The earliest systematic investigations were initiated in the mid-1970s by the New Zealand Oceanographic Institute, which compiled regional datasets and conducted reconnaissance surveys aimed at identifying the distribution, composition, and economic potential of manganese nodules across the South Pacific basin.

These early efforts were followed by coordinated regional programs undertaken between 1976 and 1981 under the auspices of the Committee for Coordination of Joint Prospecting for Mineral Resources in South Pacific Offshore Areas (CCOP/SOPAC). These campaigns represented the first structured attempt to delineate areas of prospective mineralization within the Cook Islands region and adjacent abyssal plains. The data generated during this period, including sampling results and preliminary geochemical analyses, formed the basis for identifying zones of interest that were subsequently targeted for more detailed investigation.

The most comprehensive and methodologically consistent dataset relevant to the AOM Area-2 Project area derives from the exploration campaigns conducted by the Japan International Cooperation Agency (JICA), in cooperation with the Metal Mining Agency of Japan (MMAJ), between 1986 and 2000. JICA carried out three major expeditions to the region utilizing the research vessel Hakurei Maru No. 2 in 1986, 1990, and 2000. These campaigns employed a systematic and repeatable sampling methodology designed to support large-scale resource assessment. Sampling was conducted using a combination of free-fall grab samplers, box corers, long corers, and armed dredges, each selected to capture different aspects of the nodule field and underlying sedimentary environment.

Survey stations were established along a regular grid, with primary datum lines spaced at approximately one degree in both latitude and longitude, corresponding to intervals of approximately 111 kilometers. Within this framework, infill sampling sites were positioned on a grid spacing of approximately 39.3 kilometers, and at each station, three individual samples were collected in an inverted triangular configuration, with sampling points separated by approximately 2.6 kilometers. This approach was intended to capture local variability while maintaining regional consistency across the dataset. Sampling operations were conducted sequentially in a clockwise pattern, and positional accuracy improved over time with advancements in satellite navigation systems. The effective spatial accuracy of individual sample locations is estimated to be on the order of 100 to 500 meters, reflecting both vessel positioning uncertainty and potential drift of sampling equipment during deployment.

The data generated by these historical campaigns constitute the principal empirical foundation for the current understanding of polymetallic nodule occurrence within the AOM Area-2 Project area. The data are derived primarily from these legacy datasets, particularly those produced by JICA, and are supplemented by modern geospatial analysis techniques, including bathymetric interpretation and geostatistical modeling. However, it is important to emphasize that these historical data were collected under varying methodological and quality assurance frameworks, and in many cases lack comprehensive documentation of quality assurance and quality control (QA/QC) procedures, original sampling records, and certified analytical reports. As a result, while the datasets are considered adequate for the definition of Inferred Mineral Resources, they are subject to a higher degree of uncertainty and are not sufficient to support higher-confidence resource classifications without additional modern exploration and validation.

Consistent with this limitation, the AOM Area-2 Project is not presently based on an International Seabed Authority (ISA) contractor-style exploration dataset, nor is it derived from a contemporaneous, operator-led exploration program. Rather, it represents a reinterpretation and synthesis of historical scientific data within the framework of United States regulatory requirements under DSHMRA and international reporting standards under Regulation S-K Item 1300. Exploration activities have not yet been initiated by AOM Area-2 LLC itself, and the Project remains at an early-stage assessment phase pending the issuance of an exploration license by NOAA.

Accordingly, while the historical exploration record provides a robust regional understanding of polymetallic nodule distribution and establishes the geological plausibility of significant mineralization within the Project area, it also underscores the necessity of a modern, systematic exploration program. The proposed activities under the AOM Area-2 exploration license are specifically designed to address these data gaps, to implement contemporary QA/QC standards, and to advance the resource classification from Inferred to higher confidence categories through direct sampling, high-resolution mapping, and integrated environmental baseline studies.

Geology

The AOM Area-2 Project comprises a polymetallic nodule deposit situated on the abyssal seafloor of the South Pacific Ocean, in proximity to, but entirely outside of, the Exclusive Economic Zone of the Cook Islands. The geological characterization of the Project area reflects a well-established understanding of nodule-forming environments in deep-ocean settings and is grounded in both historical exploration data and regional geological synthesis. The occurrence, distribution, and composition of polymetallic nodules within the Project area are controlled by a combination of physiographic and oceanographic factors, including water depth, latitude, sedimentation rates, and the nature of the underlying seafloor substrate.

The Project area is located within the broader Penrhyn Basin region of the South Pacific, which is underlain by some of the oldest oceanic crust in the global ocean system, with ages estimated to range between approximately 90 and 124 million years. This ancient and tectonically stable crust provides a favorable setting for the long-term accumulation of polymetallic nodules. The seafloor is predominantly characterized by extensive abyssal plains composed of fine-grained pelagic sediments, principally red and brown clays enriched in zeolites and biogenic components. These sediments are typically unconsolidated and relatively thin, generally not exceeding several tens of meters in thickness, and provide the depositional environment within which nodules form and persist at or near the sediment-water interface.

Within this regional framework, there are several distinct geological domains, including volcanic outcrops, volcanic highs, sediment drifts, and areas of elevated seafloor slope. In particular, areas exhibiting slopes greater than approximately 10 degrees are considered unsuitable for nodule accumulation and potential future recovery operations, and have accordingly been excluded from further evaluation. The remaining areas, characterized by low-relief topography and gentle gradients, represent the primary zones of interest for polymetallic nodule occurrence and form the basis for the Project’s geological model.

Oceanographic processes play a critical role in both the formation and distribution of nodules within the Project area. The region is influenced by major current systems, including the westward-flowing Southern Equatorial Current, which is associated with equatorial upwelling and enhanced biological productivity, and the Antarctic Bottom Water, which supplies cold, oxygen-rich deep water to the seafloor. These currents contribute to the chemical and redox conditions necessary for nodule formation, as well as to the transport and deposition of particulate matter. Variations in productivity, sedimentation rates, and bottom-water oxygenation are reflected in the geochemical characteristics of the nodules, including the relative contributions of hydrogenetic and diagenetic growth processes.

Mineralization within the AOM Area-2 Project occurs at the sediment-water interface in the form of polymetallic nodules that are enriched in economically significant metals, including manganese, cobalt, nickel, and copper. These nodules represent a classic example of a two-dimensional seabed deposit, in which the mineralized material is distributed laterally across the seafloor over extensive areas, rather than forming vertically continuous ore bodies. Nodules may occur either directly on the sediment surface or partially buried within the uppermost sediment layer, typically to depths of up to several tens of centimeters. Their spatial distribution is generally continuous over tens of kilometers, although local variability may arise due to small-scale geomorphological features such as knolls, depressions, or sedimentary disturbances that inhibit nodule formation.

The nodules themselves are typically dark brown to black in color and exhibit a wide range of morphologies, from small, irregularly shaped fragments to larger, more spheroidal or discoidal forms. Individual nodules may reach sizes of up to approximately 20 centimeters along their longest axis. Internally, they are characterized by concentric layering around a nucleus, which may consist of a foreign object such as a rock fragment, shell, or biogenic debris. Their composition reflects the progressive accretion of metal oxides and hydroxides from both seawater and pore fluids within the sediment, resulting in the enrichment of transition metals and trace elements.

The geological understanding of the AOM Area-2 Project is derived primarily from historical sampling programs, particularly those conducted by Japanese research institutions, which employed free-fall grab samplers and box corers to recover nodules and associated sediments. While these datasets provide a credible foundation for regional geological interpretation, they are inherently limited by sampling density, methodological variability, and incomplete documentation of quality assurance protocols, and therefore support resource classification only at an inferred level of confidence pending further exploration.

Ownership Structure of AOM Area-2 Project

AOM Area-2 LLC is a Delaware Limited Liability Company duly formed and registered on October 23, 2025. AOM Area-2 LLC is a wholly-owned subsidiary of AOM.

Exploration Plans

AOM Area-2 LLC has developed an exploration program for AOM Area-2, anticipated to extend from 2027 through 2035. The following table summarizes the principal planned activities, estimated costs, and expected timeframes. The program remains subject to the issuance of a DSHMRA exploration license and applicable regulatory approvals:

Planned Activity	Estimated Cost (US$ millions)	Timeframe
Multibeam / site survey	~15	2027
Scientific cruises (resource definition, sampling)	~30	2028-2031
NCIST	~60	2032-2034
Processing / metallurgical testwork	~3	2032-2034
Reports, permitting, and regulatory	~3	2033-2035
Total Estimated Exploration Program	~$87 (Dorado South)	2027-2035

All planned activities are subject to the granting of a DSHMRA exploration license for Dorado South and applicable regulatory approvals.

Work Completed

No field exploration has been conducted by AOM or AOM Area-2 LLC on AOM Area-2. Historical data available for the broader Dorado area includes:

•	Mid-1970s regional reconnaissance mapping of polymetallic nodule occurrence;

•	1976–1981 CCOP/SOPAC regional sampling programs; and

•	1986, 1990, and 2000 JICA-MMAJ cruises collecting nodule samples and geochemistry data.

No mineral resource is disclosed for Dorado South because the available data do not permit a mineral resource estimate with sufficient confidence to satisfy the requirements of Item 1302 of Regulation S-K.

Material Contracts

AOM has entered into a number of material agreements in connection with its activities, including fundraising transactions, merger-related arrangements, strategic investment and acquisition transactions, and agreements designed to support the development, financing and monetization of its mineral interests. The principal material agreements to which AOM is a party are summarized below.

Bridge Subscription Agreements

On February 6, 2026, February 11, 2026, and February 13, 2026, AOM entered into the Bridge Subscription Agreements with the AOM Bridge Investors for the purpose of raising aggregate gross proceeds of approximately $75.6 million through the issuance of the AOM Bridge Debentures to fund AOM’s activities and support the transactions contemplated by this proxy statement/prospectus. Please refer to the section entitled “—Corporate History and Organizational Structure—AOM Bridge Financing.”

AOM PIPE Subscription Agreement

On April 8, 2026, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors for the purpose of providing approximately $156.4 million of financing immediately prior to the Effective Time through the issuance of shares of AOM Common Stock and related warrants. Please refer to the section entitled “—Corporate History and Organizational Structure—AOM PIPE Investment.”

Merger Agreement

On April 8, 2026, AOM entered into the Merger Agreement with Odyssey and Oceanus Merger Sub, Inc. for the purpose of effecting the Merger and the other transactions contemplated thereby, pursuant to which AOM will become a wholly owned subsidiary of Odyssey at the Effective Time. Please refer to the section entitled “The Merger Agreement.”

CIC Limited Note Purchase Agreement and CIC LLC Note Purchase Agreement

On April 8, 2026, AOM entered into the CIC Limited Note Purchase Agreement with CIC Limited for the purpose of providing financing of up to $20.0 million to CIC Limited and the CIC LLC Note Purchase Agreement, as amended on June 17, 2026, for the purpose of providing financing to CIC LLC in connection with AOM’s strategic investment in CIC Limited and the related transactions contemplated by the Merger. Please refer to the section entitled “—Corporate History and Organizational Structure—CIC Agreements.”

CIC Shared Services Agreement

On November 17, 2025, AOM entered into the Shared Services Agreement with CIC LLC, pursuant to which CIC LLC agreed to make available to AOM certain consultants that had previously entered into consulting agreements with CIC LLC to perform certain services for CIC LLC. The scope of the services to be provided by these consultants is to be agreed upon by AOM and CIC LLC on a case-by-case basis.

OML Unit Purchase Agreement and OML Equity Exchange Commitment Letter

On March 20, 2026, AOM entered into the OML Unit Purchase Agreement with OML for the purpose of making an equity investment in OML, acquiring OML Units and obtaining rights to increase AOM’s ownership interest in OML over time, subject to the terms and conditions of that agreement.

On March 20, 2026, AOM also entered into the OML Equity Exchange Commitment Letter with certain existing OML Members for the purpose of facilitating the entry into the OML Equity Exchange Agreement, pursuant to which electing OML Members will have an opportunity to exchange a portion of their OML Units for Odyssey Common Stock following the Effective Time. Please refer to the section entitled “—Corporate History and Organizational Structure—OML Agreements.”

OML Debt Assignment Agreement

On March 20, 2026, AOM entered into the Debt Assignment Agreement TMH, as vendor, and KML and OML, as loan parties, whereby AOM agreed to purchase all of TMH’s right, title and interest in and to the OML Credit Agreement, and corresponding loan and security documents, for the aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9,818,195 representing all then outstanding principal and interest) into 1,963,639 common OML Units, at a conversion price of $5.00 per OML Unit.

Revenue Participation and Royalty Agreements and Assignment and Assumption Agreement

On March 2, 2026, AOM entered into the Royalty Agreements with AOM Area 1, AOM Area 2, and AOM Area 3 for the purpose of establishing royalty interests in favor of AOM over gross proceeds derived from minerals recovered from the applicable seabed areas associated with those subsidiaries. Additionally, AOM entered into the Royalty Assignment and Assumption Agreement with Atlas for the purpose of assigning AOM’s interests in the Royalty Agreements, the CIC RPA and the OML RPA to Atlas in exchange for the Royalty Note. Please refer to the section entitled “—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

AOM also has also entered into a number of strategic commercial, financing and advisory arrangements intended to support vessel conversion, subsea engineering, processing, workforce development and capital formation, as further described in the section entitled “—Our Business.”

MHCI Purchase Agreements

On April 7, 2026, AOM entered into the MHCI Purchase Agreements with each of MHCI, MHCI II, and Provident, pursuant to which AOM agreed to purchase from the Selling Parties convertible debt in the aggregate amount of $19,398,965 owing by CIC Limited and 4,319,489 warrants to purchase Class A voting shares in the capital stock of CIC Limited, for the aggregate purchase price of $22,451,209, such aggregate purchase price being credited to each of the Selling Parties in their capacity as AOM Pipe Investors under the AOM Pipe Subscription Agreement. Please refer to the section entitled “—Corporate History and Organizational Structure—CIC Agreements.”

Material Customers and Suppliers

AOM has no commercial customers at this time. AOM’s long-term commercialization strategy contemplates future processing, offtake and strategic stockpiling relationships.

On the supply side, AOM expects to depend on a relatively concentrated set of counterparties for vessel construction and conversion, subsea engineering, lift-system development, logistics, processing and related technical services. These parties potentially include Bollinger Shipyards, Phoenix International, Thompson Engineering, and Transocean and Global Sea Mineral Resources NV (GSR).

Litigation

AOM is not a party to any pending litigation.

AOM’S EXECUTIVE COMPENSATION

Directors and Executive Officers

Please refer to the section entitled “Information about AOM—Directors and Executive Officers.”

Compensation of AOM’s Named Executive Officer for Fiscal Year 2025

AOM’s only executive officer during the fiscal year ended December 31, 2025, was Mark B. Justh, who served as Chief Executive Officer. In late November 2025, AOM and Mr. Justh agreed to enter into a consulting agreement, effective as of October 2, 2025, pursuant to which Mr. Justh agreed to serve as Chief Executive Officer and a director of AOM and to perform the responsibilities customary for those roles in exchange for a monthly consulting fee of $60,000. No salary was paid to Mr. Justh during 2025; however, payments made in 2026 related to amounts accrued beginning October 2, 2025.

Outstanding Equity Awards, Retirement and Other Post-Employment Benefits, and Potential Payments upon Termination or Change in Control

As of December 31, 2025, AOM had no outstanding equity awards and no retirement, pension, supplemental retirement, defined contribution or other post-employment benefit arrangements for any named executive officer. AOM also had no material arrangements providing for severance or other payments or benefits upon resignation, retirement, termination of employment or service, death, disability or a change in control.

Employment, Consulting and Other Compensation Arrangements

Please refer to the section entitled “—Compensation of AOM’s Named Executive Officer for Fiscal Year 2025.”

Compensation Arrangements Entered Into After Fiscal Year 2025

Mr. Justh was AOM’s only executive officer during 2025. AOM appointed Paul H. Warmé as Chief Financial Officer in August 2026. He received no compensation with respect to 2025.

Under his employment agreement dated August 6, 2026, Mr. Warmé receives a base salary of $400,000 and an annual bonus targeted at 35% of base salary, payable half in cash and half in stock. Following the Merger he will receive restricted stock units valued at approximately $5.0 million, calculated at $27.50 per share after giving effect to the Reverse Stock Split, vesting upon specified performance milestones. His target annual equity award for 2027 and 2028 is 140% of base salary. On a termination without cause, subject to a release and continued compliance with restrictive covenants, he is entitled to severance of six or 12 months of base salary depending on timing, or 12 months of base salary plus his full target bonus if the termination precedes the Merger or follows termination of the Merger Agreement, together with COBRA premiums over the severance period. No benefit is triggered solely by a change in control. The agreement is filed as Exhibit 10.36 hereto.

Director Compensation

Commencing in August 2025, Philip Plough has been receiving cash payments of $4,500 per month as compensation for his position as a director of AOM. No other directors of AOM have received any compensation for their services as directors.

AOM MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with AOM’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to AOM’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Note Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.

Business Environment Overview and Trends

AOM was formed as a limited liability company on May 9, 2025, under the laws of the State of Delaware, and converted to a C-corporation on September 18, 2025. AOM and its wholly owned subsidiaries (AOM Area-1, LLC, AOM Area-2, LLC, and AOM Area-3, LLC, collectively, the “Company”) are engaged in potential future exploration and development activities related to polymetallic nodule resources. AOM has had no revenue-generating operations for the periods from May 9, 2025 through December 31, 2025 and the six months ended June 30, 2026.

AOM’s business activities during the period from May 9, 2025 to June 30, 2026, were focused on corporate formation, initial capitalization, engagement of professional advisors and consultants, and the preparation and submission of exploration license applications to the US National Oceanic and Atmospheric Administration (“NOAA”) under the Deep Seabed Hard Mineral Resources Act (“DSHMRA”). AOM received notice of full compliance from NOAA on February 23, 2026 and March 16, 2026 for the AOM Area-2 and AOM Area-1 applications, respectively, retaining its priority of right for issuance of a license.

Industry Trends

The deep-sea mineral exploration industry is in an early stage of commercial development. Polymetallic nodules, which contain critical minerals such as nickel, manganese, cobalt, and copper, are found on the ocean floor in both international waters and within exclusive economic zones of certain nations, including the Cook Islands. Growing global demand for critical minerals driven by the energy transition, electric vehicle production, and battery storage technologies has increased interest in seabed mineral resources as a potential supplement to land-based mining.

Key Developments During the Periods

Key business activities during the six months ended June 30, 2026 included the following:

•

Execution of revenue participation agreements on February 2, 2026 with CIC Limited and March 20, 2026 with Moana Minerals Limited, a subsidiary of OML, resulting in aggregate advances of $10,000,000 in exchange for 1% perpetual revenue participation interests;

•

Execution of 2% royalty agreements with wholly-owned subsidiaries AOM Area 1, AOM Area 2, and AOM Area 3 on March 2, 2026, and the subsequent assignment of these agreements—alongside the CIC and OML revenue participation agreements—in March 2026 to a related party, Royalty Co, in exchange for a $15,000,000 secured promissory note bearing 8% annual interest;

•

Execution of a unit purchase agreement with Ocean Minerals, LLC on March 20, 2026, resulting in an initial advance of $7,500,000 towards a total investment commitment of up to $20,000,000 for membership interest units;

•

Execution of the Transocean convertible loan sale and assignment agreement on March 20, 2026, whereby the convertible loan was purchased for $15,500,000, followed by the conversion of all $9,818,195 in outstanding obligations into common membership units of Ocean Minerals, LLC on March 23, 2026, which has been recognized as an equity method investment;

Execution of an equity exchange commitment letter on March 20, 2026 with certain Ocean Minerals, LLC members, providing them the opportunity to exchange a portion of their OML units for common stock of the public company immediately following the closing of a future liquidity event;

•

Execution of amendment to Certificate of Incorporation to increase the number of authorized shares of AOM’s common stock to 250,000,000, par value $0.0001 per share. In connection with the amendment, AOM effected a 1000-for-1 stock split of its issued and outstanding common stock;

•	Execution of separate sale and assignment agreements on April 7, 2026 with the following entities:

Minerals Harvesting Cook Islands, LP (“MHCI”) to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $10,376,500 and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC Limited for the aggregate purchase price of $15,606,625;

Minerals Harvesting Cook Islands II, LP (“MHCI II”) to purchase convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $6,524,934 for the aggregate purchase price of $6,524,934; and

Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (“Provident”) to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $250,000 and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC Limited for the aggregate purchase price of $289,650;

•

Execution of the AOM PIPE Subscription Agreement on April 8, 2026, whereby AOM and Odyssey entered into the PIPE financing, pursuant to which investors committed approximately $156.4 million through the purchase of AOM common stock and warrants immediately prior to the merger;

AOM concluded that the PIPE common stock and PIPE warrants are separate freestanding instruments, and that the PIPE warrants qualify for equity classification;

•

Execution of the Merger Agreement on April 8, 2026, whereby AOM, Odyssey and Merger Sub entered into a merger agreement under which AOM will become a wholly owned subsidiary of Odyssey, with each share of AOM common stock converting into 4.5017 shares of Odyssey common stock;

•

Execution of the AOM Senior Notes on April 8, 2026, whereby AOM entered into a note purchase agreement to provide up to $10.0 million of senior secured financing to support near-term liquidity needs and transaction expenses to Odyssey. The financing bears 8.00% interest, including paid-in kind interest capitalization, is secured by first-priority liens on substantially all assets, and is repayable at the earliest of 12 months from execution, merger closing, or an event of default;

•

Execution of the CIC, LLC Convertible Note on April 8, 2026, whereby AOM entered into a $5.0 million convertible promissory note with CIC, LLC, which was subsequently funded on June 23, 2026 and bears 8.0% paid-in-kind interest, is convertible into CIC Limited equity, and is secured by pledged collateral;

•

Execution of the CIC Limited Note Purchase Arrangement on April 8, 2026, whereby AOM entered into a note purchase agreement with CIC Limited, pursuant to which CIC Limited may issue and sell to AOM convertible promissory notes in an aggregate principal amount of up to $20.0 million; no convertible promissory notes have been issued and sold by CIC Limited to AOM as of June 30, 2026;

•

Execution of the Poplar Falls Consent Agreement on May 8, 2026, and effective April 8, 2026, AOM entered into a consent agreement with Poplar Falls and Drumcliffe in connection with the Merger, pursuant to which AOM agreed to issue approximately $2.0 million of common stock subject to the satisfaction of certain conditions; and

•

Engagement of professional advisors and consultants resulting in total operating expenses of $10,053,361 for the six months ended June 30, 2026, including professional and consulting services of $3,414,494, legal fees of $3,888,710, and general and administrative expenses of $2,750,157.

Key business activities during the period from May 9, 2025 to December 31, 2025 included:

•	Formation of AOM as a Delaware LLC on May 9, 2025, with an initial capital contribution of $200, and conversion to a C-corporation on September 18, 2025; and

•	Establishment of three wholly owned subsidiaries (AOM Area-1, AOM Area-2, AOM Area-3) to pursue separate exploration license areas.

Results of Operations

Overview of Results

The following table summarizes AOM’s results of operations during the six months ended June 30, 2026 and for the period from May 9, 2025, to June 30, 2025, respectively. Amounts are presented in whole dollars.

	For the six months ended June 30, 2026	For the Period from May 9, 2025 to June 30, 2025	Change ($)	Change (%)
Revenues
Total revenues	$—	—	—	—
Operating Expenses:
General & administrative(1)	$2,750,157	54,797	2,695,360	4,918.8%
Professional & consulting services	3,414,494	—	3,414,494	—
Legal fees	3,888,710	—	3,888,710	—
Total Operating Expenses	10,053,361	54,797	9,998,564	18,246.6%
Loss from operations	(10,053,361)	(54,797)
Other income (expense):
Interest income (expense)	(3,188,285)	—	(3,188,285)	—
Credit loss expense	(749,870)	—	(749,870)	—
Loss on change in fair value of derivative liability	(11,060,000)	—	(11,060,000)	—
Loss on unconsolidated affiliates	(2,349,353)	—	(2,349,353)	—
Total other income (expense)	(17,347,508)	—	(17,347,508)	—
Net Income (loss)	$(27,400,869)	(54,797)	(27,346,072)	49,094.3%
Income tax expense	$—	—
Effective tax rate	0.0%	0.0%

(1)

For comparability, the current period presentation has been conformed to the prior period MD&A presentation by combining Rent and Conferences & travel expenses within General and administrative expenses. This change affects presentation only and does not impact total operating expenses, loss from operations, net loss, or the Company’s condensed consolidated financial statements.

Revenues

AOM had no revenue-generating operations during the six months ended June 30, 2026 and the period from May 9, 2025 to June 30, 2025, respectively. AOM is a development-stage entity focused on potential future exploration and development activities related to polymetallic nodule resources. AOM does not expect to generate revenues until such time as it obtains exploration licenses and progresses toward commercial extraction activities, the timing and outcome of which are uncertain.

General and Administrative Expenses

General and administrative expenses totaled $2,750,157 for the six months ended June 30, 2026, representing an increase of $ 2,695,360 compared to the period from May 9, 2025 to June 30, 2025. The principal components included:

•	Travel expenses of $493,988, primarily related to corporate travel costs incurred during January, February, March, April, and May 2026;

•	Rent expense of $65,675, representing AOM’s share of office lease costs during the period, inclusive of amounts accrued under the Toronto office lease; and

•

Other general and administrative expenses of $2,190,494, consisting primarily of transaction expenses incurred in relation to the issuance of shares under the Poplar Falls Agreement, as well as recruiting, marketing, and software and apps expenses.

General and administrative expenses totaled $54,797 for the period from May 9, 2025 to June 30, 2025. The principal components included:

•	Conferences and travel expenses of $53,997, primarily related to industry conferences, including the Underwater Minerals Conference, and associated travel for senior management;

•	Rent expense of $800, representing AOM’s share of office lease costs during the period, inclusive of amounts accrued under the Toronto office lease.

Professional and Consulting Services

Professional and consulting services amounted to $3,414,494 for the six months ended June 30, 2026. No professional and consulting services expenses were incurred for the period from May 9, 2025 to June 30, 2025. These expenses accounted for approximately 34.0% of total operating expenses for the six months ended June 30, 2026. The increase reflects continued development-stage activities and primarily comprises advisory and consulting fees, CEO compensation, and external audit fees.

Legal Fees

Legal fees totaled $3,888,710 for the six months ended June 30, 2026. No legal fees were incurred for the period from May 9, 2025 to June 30, 2025. Legal fees primarily consisted of fees paid for corporate formation, investment transaction structuring, including the purchase of the Odyssey and CIC Limited promissory notes, and regulatory compliance services. Legal fees also include other legal costs related to the NOAA exploration license application process and corporate organizational matters. These expenses accounted for approximately 38.7% of total operating expenses for the current period.

Interest Income (Expenses)

Interest expense adjusted to $3,188,285 for the six months ended June 30, 2026, and for the period from May 9, 2025 to June 30, 2025, respectively. Interest expense primarily consisted of interest incurred on the bridge loan.

Credit loss expense

Credit loss expense totaled $749,870 and $0 for the six months ended June 30, 2026, and for the period from May 9, 2025 to June 30, 2025, respectively. Credit loss expense was driven by the Company’s estimate for expected credit losses, for which is recognized an allowance for credit losses on the CIC RPA and OML RPA.

Loss on change in fair value of embedded derivative liability

Loss on change in fair value of embedded derivative liability totaled $11,060,000 and $0 for the six months ended June 30, 2026, and for the period from May 9, 2025 to June 30, 2025, respectively. This loss consisted entirely of the loss from the remeasurement of the derivative liability related to the Bridge Loan from $6,000,000 to $10,000,000 for the three months ended March 31, 2026 and the incremental increase in value of embedded derivates to $17,060,000 between March 31, 2026 and June 30, 2026.

Loss on unconsolidated affiliates

Loss on unconsolidated affiliates totaled $2,349,353 and $0 for the six months ended June 30, 2026, and for the period from May 9, 2025 to June 30, 2025, respectively. This loss consisted entirely of the loss from AOM’s equity method investment for the six months ended June 30, 2026.

Financial Condition

The following table summarizes AOM’s consolidated balance sheet as of June 30, 2026 and December 31, 2025 respectively:

	As of June 30, 2026	As of December 31, 2025
ASSETS
Cash	$26,267,679	$2,855
Deposits	331,330	—
Other current assets	9,176	—
Total Current Assets	26,608,185	2,855
Royalty receivable, net	9,263,941	—
Promissory Note Investment	10,247,467	—
Right-of-use asset	240,208	287,573
Investment in unconsolidated affiliates	20,714,233	—
Intangible asset	1,110,696	620,791
Total Non-Current Assets	41,576,545	908,364
TOTAL ASSETS	$68,184,730	$911,219
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$2,690,530	$581,445
Accrued expenses	1,604,674	1,096,913
Short-term loans from shareholders	4,001	403,221
Lease liability, current	103,392	97,561
Total Current Liabilities	4,402,597	2,179,140
Debt, net	72,727,741	—
Derivative liability	17,060,000	—
Lease liability, non-current	136,816	190,012
Other liabilities	3,044,858	—
TOTAL LIABILITIES	97,372,012	2,369,152
Common stock, $0.0001 par value: 250,000,000 shares authorized; 106,777,275 and 106,379,307 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	10,678	10,638
Additional paid-in capital	1,999,960	—
Accumulated deficit	(31,197,920)	(1,468,571)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(29,187,282)	(1,457,933)
TOTAL LIABILITES AND STOCKHOLDERS’ EQUITY	$68,184,730	$911,219

AOM’s total assets increased by $67,273,511 between December 31, 2025 and June 30, 2026, representing a 7,383% increase in total assets. This change was driven by a $26,264,824 increase in cash, $20,714,233 increase in investments in unconsolidated affiliates and increase in promissory note investment of $10,247,467. Investment in unconsolidated affiliates includes investments in Ocean Minerals LLC.

AOM had a stockholders’ deficit increase by $27,729,349 between December 31, 2025 and June 30, 2026. This change is primarily due to the accumulated deficit of $31,197,920 through June 30, 2026. Total liabilities increased by $95,002,860 between December 31, 2025 and June 30, 2026. Current liabilities increased by $2,223,457 between December 31, 2025 and June 30, 2026, driven primarily by an increase in accounts payable and accrued expenses.

Accounts payable of $2,690,530 as of June 30, 2026 increased by $2,109,085 compared to December 31, 2025 and were primarily owed to (a) legal, accounting, advisory, consulting, and other professional services providers, and (b) the Company’s office lease.

The increase in accrued expenses of $507,761 consisted entirely of advisory and legal fees. See Note 2 to AOM’s audited consolidated financial statements for additional details.

Intangible assets of $1,110,696 represent capitalized costs and fees directly attributable to the application for exploration licenses under the DSHMRA. AOM received notice of full compliance from NOAA on February 23,

2026 and March 16, 2026 for the AOM Area-2 and AOM Area-1 applications, respectively. Prior to approval and commencement of the license terms, these assets are considered indefinite-lived and are not subject to amortization. Amortization of these costs will commence if and when the licenses are approved and placed into service, and management determines the assets have a finite useful life, over the shorter of useful life or the term of the license. Management evaluates the carrying value for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. No impairment indicators were identified as of June 30, 2026.

AOM completed a private placement of convertible debentures in three closings on February 6, 2026, February 11, 2026, and February 13, 2026, and received aggregate gross proceeds of $75,611,950. The gross aggregate proceeds were initially presented net of $44,768 of debt issuance costs. In connection with these financings, the Company identified an embedded derivative related to the conversion feature, which was bifurcated from the host debt instrument and recorded as a derivative liability at its initial fair value of $6,000,000 with a corresponding debt discount recorded against the carrying amount of the Convertible Debentures. Additionally, in connection with the Royalty Co arrangement described in Note 11 of AOM’s audited consolidated financial statements, the Company subsequently recognized $371,520 of additional debt issuance costs attributable to the Convertible Debentures.

The AOM Bridge Debentures bear interest at 8.00% per annum and mature two years from issuance. The AOM Bridge Debentures automatically convert into shares of AOM Common Stock upon the occurrence of a liquidity event such as a public offering, reverse takeover, qualified financing or sale (each, a “Liquidity Event”), at a conversion price equal to a 25.0% discount to the Liquidity Event price. The consummation of the Merger will constitute a Liquidity Event for this purpose. A make-whole provision applies if the principal amount of any AOM Bridge Debenture is prepaid or converted within the first year of issuance.

The Company also recognized a $2,700,000 liability in connection with its obligation to provide Royalty Co with a contractual participation in future cash flows generated by certain royalty agreements. This liability, along with the $344,858 of noncash interest expense recognized as of June 30, 2026, are presented as “Other liabilities” in the condensed consolidated balance sheets.

In connection with AOM’s March 20, 2026 investment in OML pursuant to the OML Unit Purchase Agreement, on March 20, 2026, AOM also entered into a memorandum of understanding with OML to collaborate across key areas, including data sharing, joint technical development, processing technologies, vendor negotiation, logistics coordination, and regulatory engagement. In addition, AOM entered into an equity exchange commitment letter with existing OML Members, pursuant to which such members will have an opportunity to exchange OML membership interests for shares of common stock in the public company following AOM’s going-public transaction.

Liquidity and Capital Resources

AOM finances its business activities principally through debt. AOM has generated positive cash flows during the six months ended June 30, 2026, and the period ended December 31, 2025. As noted above, during February 2026, AOM raised $75,611,950 in gross proceeds from issuance of the AOM Bridge Debentures, significantly strengthening its liquidity position.

Liquidity

Compared to December 31, 2025, as of June 30, 2026, cash increased by $26,264,824 and working capital increased by $24,381,873.

AOM does not currently have any external credit facilities or borrowing arrangements beyond the short-term loans from stockholders (the “Stockholder Loans”) and bridge loans described above. AOM’s future capital requirements will depend on many factors, including the timing and cost of exploration license approvals, capital investments in exploration activities, the outcome of the going-public transaction, and AOM’s ability to generate revenue from mineral extraction operations.

As a development stage company AOM expects to have negative cash flows until production commences. Nevertheless, existing capital secured provides greater than two years of cash to advance operations and any additional cash required would come from additional capital formation activities including equity, debt, offtake, royalty or other forms of financing.

Cash Flow Summary

	For the six months ended June 30, 2026	For the period from May 9, 2025 to June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(27,400,869)	$(54,797)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on unconsolidated affiliates	2,349,353	—
Amortization of right-of-use asset	47,365	—
Amortization of debt discounts	1,145,640	—
Change in fair value of derivative instruments	11,060,000	—
Provisions for credit losses	749,870	—
Interest on debt	2,731,297	—
Share issuance in exchange for transaction expenses	2,000,000	—
Interest receivable on promissory notes	(47,467)	—
Changes in operating assets and liabilities:
Increase in other current assets	(9,176)	—
Increase in accounts payable	2,109,085	54,497
Increase in accrued expenses	507,760	—
Decrease in lease liabilities	(47,365)	—
NET CASH USED IN OPERATING ACTIVITIES(1)	(4,804,507)	(300)
CASH FLOWS FROM INVESTING ACTIVITES:
Purchase of royalty receivable	(10,000,000)	—
Origination fees on royalty receivable	(13,810)	—
Investment in unconsolidated affiliates	(23,000,000)	—
Transaction costs on investment in unconsolidated affiliates	(63,586)	—
Purchase of promissory notes	(10,200,000)	—
Purchase of tools, machinery, and equipment	(331,330)	—
Purchase of exploration license	(489,905)	—
NET CASH USED IN INVESTING ACTIVITIES	(44,098,631)	—
CASH FLOWS FROM FINANCING ACTIVITES:
Proceeds from debt	75,449,950	—
Debt issuance costs	(44,768)	—
Proceeds from shareholder loans	25,800	120
Payments on shareholder loans	(263,020)	—
Proceeds from equity	—	200
NET CASH PROVIDED BY FINANCING ACTIVITIES	75,167,962	320
NET INCREASE IN CASH	26,264,824	20
Cash, beginning of period	2,855	—
Cash, end of period	$26,267,679	$20
SUPPLEMENTAL NON-CASH DISCLOSURES:
Conversion of debt securities to equity	$15,500,000	$—
Conversion of shareholder loan into debt	162,000	—
Non-cash financing transaction related to issuance of Royalty Co participation rights	2,700,000	—

(1)

AOM used $(4,804,507) of cash by its operating activities for the six months ended June 30, 2026, and used $(300) of cash through its operating activities for the period from May 9, 2025 through June 30, 2025, respectively. The negative operating cash flow during both the six months ended June 30, 2026 and the period from May 9, 2025 through June 30, 2025 reflects AOM’s development-stage status, the absence of revenue-generating operations, and cash expenditures for professional and consulting fees, legal fees, rent, travel, start-up and organizational costs and other general corporate expenses incurred to establish operations and advance its exploration license applications. In addition, operating cash flows were favorably impacted by increases in accounts payable and accrued expenses, reflecting that a significant portion of costs, such as legal fees and professional and consulting services expenses, had been incurred but not yet paid as of June 30, 2026 and December 31, 2025, respectively. To fund operations and satisfy its cash requirements, AOM historically relied on stockholder loans and equity contributions, and raised approximately $75.6 million in gross proceeds from the issuance of the AOM Bridge Debentures. AOM expects to use existing cash resources, together with any additional financing it may obtain through equity, debt, royalty, offtake or other financing arrangements, to fund its operations and maintain business activities.

Operating Activities

Net cash used in operating activities was $(4,804,507) and $(300) for the six months ended June 30, 2026, and the period ended June 30, 2025, respectively. AOM’s net loss of $(27,400,869) and $(54,797) for the respective periods were offset by increases in accounts payable of $2,109,085 and $54,497, respectively, and accrued expenses of $507,760 and $0, respectively, reflecting that a significant portion of operating expenditures had been incurred but remained unpaid as of the reporting dates. The change in accounts payable of $2,109,085 for the six months ended June 30, 2026 represents an increase in payables to legal, accounting, advisory, consulting, and other professional service providers. The change in accounts payable of $54,497 for the period ended June 30, 2025 represents the net cash-basis movement after excluding $265,791 of non-cash intangible asset accruals classified within investing activities. Further, AOM’s net loss for the six months ended June 30, 2026 was offset by increases in AOM’s provision for credit losses of $749,870, amortization of debt discounts of $1,145,640, and changes in fair value of derivative instruments totaling $11,060,000. No income taxes were paid during either period.

Investing Activities

Net cash used in investing activities was $(44,098,631) and $0 for the six months ended June 30, 2026, and period from May 9, 2025 to June 30, 2025, respectively. Cash outflows during the six months ended June 30, 2026 primarily related to payments for royalty receivables of $(10,000,000), origination fees on royalty receivable of $(13,810), investment in unconsolidated affiliates of $(23,000,000), transaction costs on investment in unconsolidated affiliates of $(63,586), deposits on tools, machinery, and equipment purchases of ($331,330), and purchase of promissory notes of $(10,200,000). Further, Cash outflows during both periods related to payments for exploration license application costs submitted to NOAA, amounting to $(489,905) and $0, respectively. The total capitalized intangible asset balance of $1,110,696 and $620,791 as of June 30, 2026 and June 30, 2025, respectively, includes a portion of non-cash additions recorded through accounts payable that remained unpaid as of the respective reporting dates.

Financing Activities

Net cash provided by financing activities was $75,167,962 and $320 for the six months ended June 30, 2026, and period from May 9, 2025 to June 30, 2025, respectively. Cash inflows during the six months ended June 30, 2026 primarily consisted of proceeds from debt of $75,449,950, net of debt issuance costs of $44,768, proceeds from shareholder loans of $25,800, and payment for proceeds from shareholder loans of $(263,020). Proceeds from debt were used to finance operations and operating expenses, exploration expenses, and transaction expenses. Further, Cash inflows during the period ended June 30, 2025 mainly consisted of proceeds from short-term shareholder loans of $120 and proceeds from equity of $200. Shareholder loans were used to fund AOM’s development-stage operations and exploration license application costs.

Off-Balance Sheet Arrangements

As of June 30, 2026, AOM did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates. Management considers the following accounting policies and estimates to be the most critical in understanding the judgments involved in preparing AOM’s consolidated financial statements:

Intangible Assets-Exploration License Costs

As of June 30, 2026, AOM had capitalized $1,110,696 of costs directly attributable to its applications for exploration licenses under the DSHMRA. These capitalized costs represented approximately 1.63% of AOM’s total assets as of June 30, 2026. Prior to approval and commencement of the license terms, management has determined that these exploration license-related intangible assets have indefinite useful lives, as there are no legal, regulatory, or contractual provisions that currently limit the period over which the assets are expected to contribute to future cash flows, and management expects that the licenses will be renewed or extended, if granted. Accordingly, no amortization is recognized while the assets are considered indefinite-lived.

This is a critical accounting estimate because the recoverability and classification as indefinite-lived, as well as any future determination of useful life, of these capitalized costs depend on management’s judgments regarding matters that are inherently uncertain, including whether the related exploration licenses will ultimately be approved, the timing of any such approvals, whether the licenses, once approved, will be subject to finite terms or other limitations that would require amortization, whether the licenses will remain in effect for the expected term, and whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. These judgments require management to evaluate both regulatory developments and the expected future economic benefit associated with the underlying license applications.

The Company evaluates its indefinite-lived intangible assets for impairment at least annually, and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired, in accordance with ASC 350. As of June 30, 2026, management concluded that no impairment indicators were present and, accordingly, no impairment charge was recorded. However, because of the development-stage nature of AOM’s business and the fact that the licenses had not yet been approved or placed into service as of that date, changes in the underlying assumptions or facts could materially affect the recorded amount in future periods. For example, if AOM were to determine that one or more of the license applications were unlikely to be approved, delayed for an extended period, or otherwise no longer expected to provide future economic benefit, AOM could be required to record an impairment charge that could result in the write-off of all or a substantial portion of the $1,110,696 carrying amount.

If the licenses are approved and placed into service, and management determines that the useful life is no longer indefinite, the Company will begin amortizing the intangible asset over the shorter of its estimated useful life or the contractual term of the license. Changes in the estimated useful life or license term would affect the amount of future amortization expense recognized in AOM’s results of operations.

Right-of-Use Assets and Lease Liabilities

AOM accounts for leases under ASC 842 and has recognized a right-of-use asset and a total lease liability related to its Toronto office lease, which expires in September 2028. The lease liability is recognized based on the present value of remaining fixed lease payments, discounted using AOM’s incremental borrowing rate of 11.7%. Although the lease includes a renewal option, AOM did not include it in the calculation because it is not reasonably certain that the option will be exercised. The weighted average remaining lease term was 2.17 years as of June 30, 2026.

Derivative Financial Instruments

The Company evaluates its financial instruments, including embedded features, in accordance with applicable accounting guidance to determine whether such features require separate accounting as derivatives. When required, embedded features are bifurcated from the host contract and accounted for as derivative instruments. These derivative instruments are recorded at fair value, with changes in fair value recognized in earnings for the period. The identification and valuation of such features require judgment and may result in volatility in the Company’s results of operations.

Fair Value of Financial Instruments

The Company measures certain financial instruments, including derivative instruments and other instruments carried at fair value, on a recurring basis, with changes in fair value recognized in earnings. These measurements require judgment when observable market inputs are not available, particularly in estimating unobservable inputs used in the valuation of such instruments. As a result, changes in assumptions used in these valuations could materially affect the Company’s results of operations.

Allowance for Credit Losses

The Company’s allowance for credit losses represents a critical accounting estimate for financial assets exposed to credit risk, primarily its RPA receivables. The estimate requires significant judgment in assessing expected credit losses over the life of the underlying financial assets and is inherently uncertain due to the use of assumptions regarding credit quality, expected future economic conditions, and anticipated collectability of contractual cash flows. Changes in these assumptions, or other factors affecting collectability, could materially impact the allowance and the related provision recorded in the Company’s results of operations.

Income Taxes

Due to the Company’s loss position and full valuation allowance on deferred tax assets, no income tax expense was recorded for the period, and the effective tax rate is not meaningful. The Company continues to maintain a full valuation allowance, as realization of deferred tax assets is dependent on achieving sufficient future taxable income, including through AOM reaching commercial operations.

Recent Accounting Pronouncements

The Company is currently evaluating the impact of recently issued accounting standards. See Note 2 – Summary of Significant Accounting Policies to the financial statements for additional information.

Subsequent Events

AOM’s management has evaluated subsequent events through the date of issuance of AOM’s audited consolidated financial statements. The following material events occurred subsequent to June 30, 2026:

•

Odyssey Senior Notes: On July 31, 2026, the Company funded an additional $500,000 advance under its existing note purchase agreement to provide up to $10.0 million of senior secured financing to support near-term liquidity needs and transaction expenses to Odyssey, as described in Note 12. Following this advance, the aggregate principal amount funded under the agreement increased from $5,200,000 as of June 30, 2026 to $5,700,000. On September 8, 2026, the Company amended the note purchase agreement to increase the amount available from $5.0 million to $5.5 million and to permit additional advances, at the Company’s discretion, in excess of the stated limits. On September 9, 2026, the Company funded an additional $500,000 advance. Following this advance, the aggregate principal amount funded under the note purchase agreement, including amounts funded for operational and transaction expenses, increased to $6,200,000.

Quantitative and Qualitative Disclosures About Market Risk

AOM is exposed to market risks primarily related to foreign currency exchange rates and, to a lesser extent, interest rates. AOM does not currently use derivative instruments or other hedging arrangements to manage these exposures. As of June 30, 2026, AOM did not believe it had material exposure to commodity price risk or equity price risk.

Interest Rate Risk

As of June 30, 2026, AOM’s outstanding indebtedness consisted of a debt, short-term shareholder loans, secured borrowing liability, and other liability totaling $72,727,741, $4,001, $17,060,000, and $3,044,858 respectively. During the period, AOM issued $75,611,950 aggregate principal amount of AOM Bridge Debentures bearing interest at a fixed rate of 8.00% per annum. Because substantially all of AOM’s indebtedness bears fixed interest rates, changes in market interest rates would not be expected to materially affect AOM’s future interest expense or cash flows with respect to its existing borrowings. Accordingly, a hypothetical 100 basis point increase or decrease in market interest rates as of June 30, 2026 would not have had a material effect on AOM’s annual interest expense, results of operations or cash flows.

Foreign Currency Exchange Rate Risk

AOM’s functional currency is the U.S. dollar. AOM is not exposed to foreign currency exchange rate risk with respect to its Toronto office lease because the lease is denominated in U.S. dollars. As of June 30, 2026, AOM had total lease liabilities of $240,208 related to this lease. Accordingly, a hypothetical adverse change in the Canadian dollar relative to the U.S. dollar as of June 30, 2026 would not have affected the U.S. dollar carrying value of the related lease liability. Based on AOM’s foreign currency exposure as of that date , management does not believe that a near-term change in exchange rates would have a material effect on AOM’s financial condition, results of operations or cash flows.

Regulatory Environment Licenses and Permits

AOM’s operations in the deep-sea minerals industry are governed by a complex and evolving framework of international and national regulations. AOM’s ability to generate revenue is entirely dependent on its success in obtaining and maintaining the necessary licenses and permits for its exploration and extraction activities. This approval process may be lengthy, complex, and uncertain. A failure to secure these approvals may prevent AOM from commencing planned operations. Additionally, future changes in regulations could result in increased compliance costs, operational delays, or other restrictions that could materially and adversely affect AOM’s business, financial condition, and viability.

CERTAIN AOM RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Directors, Officers, 5% Holders, and Immediate Family Members

Short-Term Stockholder Loans

While AOM has recorded stockholder loans for the year ended December 31, 2025, as described in the section entitled “AOM Management’s Discussion and Analysis of Financial Condition and Results of Operations,” none of such stockholder loans is attributable to any stockholder holding more than 5% of voting securities and does otherwise constitute a related party transaction.

Consulting Agreement with Mark B. Justh

In late November 2025, AOM and Mark B. Justh agreed to enter into a consulting arrangement, effective as of October 2, 2025, pursuant to which Mr. Justh agreed to serve as Chief Executive Officer and a director of AOM and to perform the duties customary for such roles in exchange for a monthly consulting fee of $60,000, as further described in the section entitled “AOM’s Executive Compensation—Compensation of AOM’s Named Executive Officer for Fiscal Year 2025.”

Related-Party Financing Arrangements

Short-Term Stockholder Loans

Please refer to the section entitled “—Transactions with Directors, Officers 5% Holders, and Immediate Family Members—Short-Term Stockholder Loans.”

Promissory Note from Atlas

Following acquisition of the Royalty Agreements, AOM sold and assigned those interests, as well as the CIC RPA and the OML RPA, to Atlas in exchange for the Royalty Note, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

Strategic Investment, Acquisition and Equity Exchange Arrangements

CIC LLC Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement, as amended on June 17, 2026, pursuant to which CIC LLC issued to AOM the CIC LLC Note in an amount of $5.0 million. Additional details of the CIC Limited Note Purchase Agreement are included in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

CIC Limited Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC Limited and AOM entered into the CIC Limited Note Purchase Agreement pursuant to which CIC Limited issued to AOM the CIC Limited Note in an amount of up to $20.0 million, with staged draw requests. Additional details of the CIC Limited Note Purchase Agreement are included in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

Memorandum of Understanding with CIC

On April 8, 2026, AOM entered into the CIC Collaboration MOU, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

OML Unit Purchase Agreement

On March 20, 2026, AOM entered into the OML Unit Purchase Agreement, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Equity Exchange Commitment Letter with OML Members

On March 20, 2026, AOM entered into the OML Equity Exchange Commitment Letter, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Memorandum of Understanding with OML

On March 20, 2026, AOM entered into the OML Collaboration MOU, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Debt Assignment Agreement / Purchase of OML Credit Agreement

On March 20, 2026, AOM entered into the Debt Assignment Agreement with TMH, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Royalty, Revenue Participation and Other Economic Interest Arrangements

CIC Revenue Participation Agreement

On February 2, 2026, AOM entered into the CIC RPA, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—CIC Agreements.”

Moana Minerals Limited Revenue Participation Agreement

On March 20, 2026, AOM entered into the OML RPA, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—OML Agreements.”

Royalty Agreements with AOM Area-1 LLC, AOM Area-2 LLC and AOM Area-3 LLC

On March 2, 2026, AOM entered into royalty agreements with each of its wholly owned subsidiaries, AOM Area 1, AOM Area 2 and AOM Area 3, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty Agreements.”

Royalty Assignment Agreement with Atlas

Following acquisition of the royalty and revenue participation rights described above, AOM sold and assigned those interests to Atlas in exchange for the Royalty Note, as described in the section entitled “Information about AOM—Corporate History and Organizational Structure—Royalty and Revenue Participation Agreements.”

Service, Consulting, Management and Lease Arrangements

Related-Party Administrative, Consulting and Professional Services Arrangements

AOM relied materially on related parties during 2025 for administrative, consulting, professional and lease-related support. At December 31, 2025, related-party balances included $177,791 of intangible assets associated with services provided in connection with exploration license applications, $287,791 in accounts payable and $457,462 in accrued expenses. Related-party amounts recognized in AOM’s statement of operations for the period included $517,462 of professional and consulting fees and $40,000 of rent expense.

AOM utilized related parties during 2025 for administrative, consulting, and professional services including services provided by CIC LLC pursuant to the CIC LLC Shared Services Agreement dated November 17, 2025. The total fees paid by AOM to CIC LLC for the provision of contractors and services provided were $187,791.

Consulting Agreement with Mark B. Justh

Please refer to the section entitled “—Transactions with Directors, Officers 5% Holders, and Immediate Family Members—Consulting Agreement with Mark B. Justh.”

Consulting Agreement with Nalu Geosciences LLC / Laura Azevedo

On June 23, 2025, AOM entered into a consulting agreement with Nalu Geosciences LLC, pursuant to which Oceanographer Dr. Laura Azevedo agreed to provide project management and operations services, for a period of 6 months for a monthly fee of $12,000., plus a bonus of $25,000 upon AOM submitting an application for an exploration license under the DSHMRA.

Shared Services Agreement with CIC LLC

CIC LLC entered a contract to provide support to AOM and shared resources provided by consultants under contract by CIC LLC under the Shared Services Agreement dated November 17, 2025, a portion of each consultant’s time is allocated to AOM business matters.

Consulting Agreement with Creative Group LLC

On November 11, 2025, AOM entered into a consulting agreement with Brett Ryckman and Creative Group LLC, pursuant to which they agreed to provide marketing, content development, and operations services for a minimum fee of $12,000 per month.

Consulting Agreement with ECOFERA LLC

On July 1, 2025, AOM entered into a consulting agreement with ECOFERA LLC, pursuant to which the consultant agreed to provide environmental consulting services, for a period of 12 months, for a daily rate of $1,000, plus a bonus of $25,000 upon submitting an application for an exploration license under DSHMRA, as well as a $25,000 bonus when NOAA determined that application was in full compliance.

Guarantees, Security Arrangements and Other Credit Support

General Security Agreement Supporting CIC Revenue Participation Agreement

CIC Limited granted AOM a security interest over present and after-acquired personal property to secure CIC Limited’s obligations under the CIC RPA.

CIC LLC Parent Guarantee

CIC LLC guaranteed CIC Limited’s obligations under the CIC Revenue Participation Agreement.

OML Guarantee of MML Obligations under OML Revenue Participation Agreement

OML guaranteed MML’s obligations under the OML RPA.

Security Arrangements Supporting AOM Area 1 / Area 2 / Area 3 Royalty Agreements

Each AOM Subsidiary is required to grant security interests over specified assets to secure royalty payment and performance obligations.

Security for Royalty Note

Atlas’s obligations under the Royalty Note are secured by a charge over all present and after-acquired personal property.

Outstanding Balances, Repayments and Other Obligations

Related-Party Accounts Payable, Accrued Expenses and Intangible Asset Balances

AOM relied materially on related parties during 2025 for administrative, consulting, professional and lease-related support. At December 31, 2025, related-party balances included $177,791 of intangible assets associated with services provided in connection with exploration license applications, $287,791 in accounts payable and $457,462 in accrued expenses. Related-party amounts recognized in AOM’s statement of operations for the period included $517,462 of professional and consulting fees and $40,000 of rent expense.

Amounts Advanced under the CIC RPA

AOM has advanced an aggregate of $5.0 million pursuant to the terms of the CIC RPA.

Amounts Advanced under OML Unit Purchase Agreement

AOM has advanced an aggregate of $7.5 million to OML pursuant to the terms of the OML Unit Purchase agreement.

Amounts Advanced under OML RPA

AOM has advanced an aggregate of $5.0 million to OML pursuant to the terms of the OML RPA.

Outstanding Amounts under Royalty Note

The principal amount of $15.0 million remains outstanding under the Royalty Note, bearing interest at 8% interest, payable monthly with capitalization of unpaid interest.

Review, Approval or Ratification of Related-Person Transactions

Related-person transactions were reviewed and approved by the AOM Board. AOM management reviewed and negotiated the relevant arrangements in consultation with AOM’s outside legal, accounting, financial and transaction advisors, as applicable. The formal approval of the related-person arrangements was obtained from the AOM Board, including through written resolutions and/or written minutes of AOM Board proceedings.

The AOM Board reviewed the material related-person arrangements described in this section, including the related-party consulting, shared services, financing, lease, royalty, revenue participation, equity investment, debt assignment and transaction-related arrangements. In connection with its review, the AOM Board considered, among other factors, the identity of the related person, the nature and extent of the related person’s direct or indirect interest in the transaction, the business purpose of the arrangement, the material terms of the arrangement, the strategic importance of the arrangement to AOM’s development-stage business plan, the availability of alternative structures or counterparties where applicable, and whether the arrangement was fair and reasonable to AOM under the circumstances.

The AOM Board was aware of the interests of AOM’s directors, officers, significant stockholders and affiliates in the applicable arrangements and considered those interests in connection with its review and approval process.

INFORMATION ABOUT CIC LIMITED

Unless otherwise indicated or the context otherwise requires, references in this section to “CIC” refer to CIC Limited, a Cook Islands private company. References to “CIC LLC” refer to CIC LLC, a Florida limited liability company and the majority stockholder of CIC. Where relevant, this section also refers separately to other entities and vehicles through which equity or contractual rights relating to CIC are held.

Corporate History and Organizational Structure

CIC Limited is a private company formed in the Cook Islands on June 20, 2019 and re-registered under the Cook Islands Companies Act 2017 on July 24, 2020, as required for an exploration license application under the 2020 Cook Islands Seabed Minerals Tender. CIC is the holder of Exploration License 1 (“EL1”) within the Cook Islands EEZ.

CIC was established by CIC LLC, a Florida limited liability company that remains CIC’s majority stockholder. CIC LLC is controlled by Gregory P. Stemm, who serves as CIC’s Co-Chairman and Chief Executive Officer.

CIC is the operating Cook Islands license holder. CIC LLC is CIC’s majority stockholder and, together with certain trusts and other holding vehicles described below, forms part of the ownership structure through which equity and contractual rights relating to CIC are held. CIC has no subsidiaries.

At CIC’s formation, founding stockholder CIC LLC caused Class B shares of CIC to be issued to two Cook Islands trusts: Te Rito O Taku Peu Tupuna (Te Rito), a cultural arts trust, and the Cook Islands Enterprise Trust to support projects and ventures intended to enhance the national interest of the Cook Islands.

CIC also has issued Restricted Class C shares to CIC Partners Limited for purposes of compensating individuals or entities that have provided, or are expected to provide, services or other value to CIC LLC and/or CIC. The general partner of CIC Partners Limited is Nicolas Stemm, the son of CIC LLC’s controlling stockholder.

Business Plan

CIC’s business consists of holding a license to explore for polymetallic nodules in the Cook Islands EEZ, and to undertake exploration and research activities in accordance with the license. CIC’s principal asset is its exploration license area in the Cook Islands EEZ.

CIC is an exploration-stage company. It has not commenced commercial mineral harvesting or production, and its current activities consist principally of resource definition, environmental and technical studies, pre-feasibility work and advancement through the Cook Islands licensing framework toward potential trial harvesting and commercial development.

Exploration work completed to date is described in the technical report summary, effective December 31, 2025, and prepared by RSC Consulting Ltd (“RSC”) and Dr. Nielsen. CIC and CIC LLC have conducted this work with the assistance of third-party contractors engaged in specialized services and equipment, including autonomous underwater vehicles and vessel support. CIC has also chartered a vessel owned by Ocean Minerals LLC, the parent company of Moana Minerals, for limited work in the past.

Following the Merger, certain personnel and contractors that currently support CIC and CIC LLC may also provide services to AOM, OML and AOM’s U.S.-pathway subsidiaries, subject to the applicable intercompany and service arrangements then in effect.

Five-Year Exploration Program Plan Overview

CIC’s five-year exploration program is intended to advance environmental baseline characterization, resource definition, engineering readiness and permitting activities in support of a potential trial harvesting program and, potentially, subsequent commercial development. The program contemplates continuing phased offshore campaigns, laboratory analyses, engineering development and regulatory work from 2026 through 2032.

Results to Date

Since grant of EL1 in February 2022, CIC has completed four scientific expeditions, an AUV survey campaign (ERS1), and associated laboratory, metallurgical, and environmental programs. Key results include:

•	Recovery of over 230 kg of polymetallic nodules from box-core and FFG sampling across multiple expeditions;

•	Multibeam bathymetric mapping of approximately 32,750 km²;

•	Collection of approximately 3 TB of high-resolution AUV seafloor imagery and bathymetric data;

•	Establishment of an inferred mineral resource of 1,950 Mt (wet basis) at a cut-off of 13 kg/m² (see TRS filed as Exhibit 96.1).

Environmental Baseline Study 1 (“EBS1”)

EBS1 is designed to collect quantitative and qualitative baseline environmental data at and proximate to the TMH footprint. The program will include:

•	Remotely operated vehicle (“ROV”) megafauna imagery transects;

•	High-resolution multibeam bathymetric survey of the TMH and surrounding areas;

•	Short-term deep-ocean mooring deployments for current, turbidity, and acoustic monitoring;

•	Exploratory sampling at TMH impact and control sites; and

•	Data collection commencing late 2026.

EBS1 data are intended to support the preparation of an Environmental Impact Statement (“EIS”) in connection with an application for a TMH permit from SBMA.

Environmental Baseline Study 2 (“EBS2”)

Following potential grant of a TMH permit (timing uncertain), EBS2 would extend baseline data collection to the broader commercial mining/harvesting footprint. EBS2 is expected to include:

•	Establishment of Preservation Reference Zones and Impact Reference Zones consistent with applicable regulatory guidance;

•	Long-term deep-ocean mooring deployments for temporal environmental monitoring;

•	Continued multibeam and AUV survey coverage; and

•	Data collection to support the preparation of an EIS in connection with an application for commercial harvesting approval.

Trial Mining/Harvesting and Impact and Recovery Monitoring

TMH is contingent upon receipt of applicable SBMA and Cook Islands Government approvals. If a TMH permit is granted, CIC intends to conduct a trial harvesting campaign followed by an Impact and Recovery

Monitoring Stage, expected to include a Before-After-Control-Impact study design with ROV, AUV, and lander deployments before, during, and for approximately one year following TMH operations. TMH results would inform feasibility study inputs, engineering optimization, and environmental management planning for any future commercial harvesting application.

Processing Research and Development

The program includes completion of Environmental Baseline Stage 1, progression into Environmental Baseline Stage 2, implementation of impact and recovery survey monitoring, and advancement of trial harvesting system engineering and permitting work.

Jurisdictions and Principal Offices

CIC is a Cook Islands private company whose principal operations are tied to the Cook Islands EEZ and are subject to the regulatory oversight of the SBMA.

CIC’s registered office is located at Blue House 2, Rarotonga Airport, Main Road, P.O. Box 104, Rarotonga, Cook Islands. CIC’s principal executive offices include its registered office and the CIC Ocean Science Center, Airport Services Road, Nikao, Rarotonga, Cook Islands, from which management and technical oversight are conducted. CIC’s telephone number is +628-20088, and its website is www.cic.co.ck.

Ownership Chart and Subsidiaries

CIC has three classes of shares: Class A voting shares, Class B non-voting shares and Class C restricted shares. CIC is authorized to issue 150,000,000 Class A voting shares, 150,000,000 Class B non-voting shares and 10,000,000 Class C restricted shares.

Class A shares carry voting rights and participate in distributions. Class B shares do not carry voting rights but participate equally in distributions. Class C restricted shares are non-voting and are subject to significant restrictions on transfer and economic participation until the “date of delivery.” The date of delivery occurs only after CIC obtains a mineral harvesting license in the Cook Islands EEZ and the board determines that a bona fide offer has been received from a purchaser that satisfies applicable stockholder requirements. Until that time, the Class C restricted shares remain subject to a substantial risk of forfeiture. Upon the date of delivery, each Class C restricted share converts into either a Class A voting share or a Class B non-voting share, in each case at the discretion of the board.

The following table sets forth information regarding the beneficial ownership of CIC’s issued and outstanding share capital as of June 30, 2026 by (a) each person known by CIC to beneficially own more than 5% of any class of CIC’s outstanding shares; (b) each of CIC’s current directors and executive officers; and (c) all current directors and executive officers of CIC as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the relevant securities. Except as otherwise indicated in the notes to the table, CIC believes that each beneficial owner identified below has sole voting and investment power with respect to the securities shown as beneficially owned by such person. Unless otherwise indicated, the address of each beneficial owner is c/o CIC Limited, Blue House 2, Rarotonga Airport, Main Road, P.O. Box 104, Rarotonga, Cook Islands.

Name(1)	Class A Shares	Class B Shares	Class C Shares(6)	Total Shares	% Ownership	% Voting rights
CIC LLC(2)	85,123,500	0	0	85,123,500	64.38%	100.00%
Odyssey Marine Minerals LLC(3)		18,819,049		18,819,049	14.23%	0.00%
Directors and Executive Officers as a Group(4)		3,298,549		3,298,549	2.49%	0.00%
Gregory P. Stemm, Director and CEO		109,884			0.08%	0.00%
Thomas Albanese, Director		260,783			0.20%	0.00%
Philipp Hensler, Director		1,380,523			1.04%	0.00%
Laura Barton, Director		675,799			0.51%	0.00%
Karen Harvey, Director		414,680			0.31%	0.00%
Lord Lingfield, Director		293,023			0.22%	0.00%
David Fontes, Secretary		148,159			0.11%	0.00%
Bix DiMeo		15,698			0.01%	0.00%
Other Stockholders(5)		19,858,333	5,000,000	24,978,682	18.89%	0.00%
Total Outstanding	85,123,500	42,096,280	5,000,000	132,219,780	100.00%	100.00%

Notes:

(1)

Beneficial ownership is based on 132,219,780 shares of CIC outstanding as of June 30, 2026, consisting of 85,123,500 Class A voting shares, 42,096,280 Class B non-voting shares and 5,000,000 Class C restricted shares. Percentage ownership is based on total outstanding shares of all classes. Percentage voting power is based solely on the outstanding Class A voting shares.

(2)

CIC LLC beneficially owns 85,123,500 Class A voting shares, representing approximately 64.38% of CIC’s total outstanding shares and 100% of CIC’s current voting power. CIC LLC is a Florida limited liability company and the majority stockholder of CIC. CIC LLC is controlled by Gregory P. Stemm, who may be deemed to share voting and investment power over the shares held by CIC LLC.

(3)

Odyssey Marine Minerals LLC, a wholly owned subsidiary of Odyssey, beneficially owns 18,819,049 Class B non-voting shares, representing approximately 14.23% of CIC’s total outstanding shares and 0% of CIC’s current voting power.

(4)

Includes the shares beneficially owned by all current directors and executive officers of CIC as a group and individually. Does not include shares constructively owned through CIC (see note 2) by Gregory P. Stemm (60,087,176 Class A shares) and Thomas Albanese (5,007,265 Class A shares).

(5)

“Other Stockholders” consists of eight stockholders, each of whom beneficially owns less than 5% of CIC’s outstanding shares. CIC has confirmed that no person or group included in this category beneficially owns 5% or more of CIC’s outstanding shares. The shares held by these holders include 19,858,333 Class B non-voting shares and 5,000,000 Class C restricted shares.

(6)

The Class C restricted shares are non-voting and are subject to significant restrictions on transfer and economic participation until the “date of delivery,” as described under “—Ownership Chart and Subsidiaries.” Until the date of delivery occurs, the Class C restricted shares remain subject to a substantial risk of forfeiture and do not currently participate in voting power.

Other than the rights arising under the CIC Limited Constitution and the agreements described elsewhere in this proxy statement/prospectus, CIC is not aware of any other material governance, transfer, preemptive or similar rights applicable to its outstanding shares.

CIC has no subsidiaries.

Capitalization

As of June 15, 2026, CIC’s capitalization is as follows:

	Class A Shares	Class B Shares	Class C Shares
Authorized	150,000,000	150,000,000	10,000,000
Issued	85,123,500	42,096,280	5,000,000
Issuable through Convertible Debt	25,832,197	0	0
Warrants/Options	319,489	750,000	0
Expected future issuance from pending agreement		2,000,000
Total as converted	111,275,186	44,846,280	5,000,000

As of June 15, 2026, the outstanding principal balances of CIC’s convertible promissory notes are presented in the table below:

Holder	Amount
South Pacific Minerals Partners, LLC	$3,037,500
Minerals Harvesting Cook Islands I (now AOM)	$10,376,500
Minerals Harvesting Cook Islands II (now AOM)	$6,524,934
Provident Trust (now AOM)	$250,000

Directors and Executive Officers

The following table sets forth the names, ages and positions of CIC’s directors and executive officers.

Name	Age	Position
Gregory P. Stemm	69	Founder, Co-Chairman and Chief Executive Officer
Thomas Albanese	68	Co-Chairman
Laura L. Barton	64	Board Lead Director, Chair of Compensation and Governance Committee
Karen Jane Harvey	62	Director and Legal Counsel
Lord Lingfield	82	Director
Philipp Hensler	61	Director and Chair of Audit Committee
Bix L. DiMeo	68	Director
Adam Stemm	33	Chief Operating Officer
Charles Morgan, Ph.D.	76	Chief Science Officer
Shona Mato Lynch	50	Cook Islands Country Manager
Simone Fe’ao	45	Chief Accounting Officer
David Weight	70	Minerals Processing and Marketing Manager
Tom Dettweiler	78	Marine Program Manager

Gregory P. Stemm

Mr. Gregory P. Stemm is the Founder, Co-Chairman and Chief Executive Officer of CIC and has served as a director of CIC since June 20, 2019 and as Co-Chairman since CIC’s formation. Mr. Stemm has more than 40 years of experience in deep-ocean exploration, marine technology and underwater resource management. He previously served as co-founder, Chief Executive Officer and Chairman of Odyssey. He has also served as International President and Director of the International Marine Minerals Society and the Entrepreneurs Organization.

Thomas Albanese

Mr. Thomas Albanese is Co-Chairman of the CIC board and has served as a director of CIC and as Co-Chairman since April 30, 2024. He also serves as Chairman of the AOM board. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—Thomas Albanese.”

Laura L. Barton

Ms. Laura L. Barton is the Lead Director of the CIC board and Chair of the Compensation and Governance Committee and has served as a director of CIC since March 9, 2021. Ms. Barton has more than 25 years of experience in ocean mineral exploration, deep-ocean archaeological operations, corporate communications and governance. She previously served as Chief Business Officer, Corporate Secretary and a member of the board of directors of Odyssey, where she led corporate governance, information technology, human resources, ESG and communications functions. Before her work in the deep-ocean industry, she spent more than 20 years in the television industry. Ms. Barton holds a bachelor’s degree in mass communications from the University of South Florida.

Karen Jane Harvey

Ms. Karen Jane Harvey is a director of CIC and has served on the CIC board since June 21, 2020. She also serves on the Audit Committee and acts as Cook Islands legal counsel to CIC through Browne Harvey & Associates P.C. Ms. Harvey is a commercial lawyer with more than 35 years of legal experience in New Zealand and the Cook Islands. She has advised banks, trustee companies, multinational businesses and other international entities on Cook Islands legal matters, including banking, insurance, corporate and legislative matters. Ms. Harvey holds a bachelor of laws degree from Victoria University in New Zealand.

Lord Lingfield

Lord Lingfield (Sir Robert George Alexander Balchin) is a director of CIC and has served on the CIC board since December 6, 2020. He also serves on the Audit Committee and the Compensation and Governance Committee. Lord Lingfield is a British educationalist and public-policy advisor who has served as an advisor to two U.K. Prime Ministers. He has held leadership roles including Founder Chairman of the Chartered Institution for Further Education, Director-General of St John Ambulance and Pro-Chancellor of Brunel University. He also chairs several charitable and educational organizations. Lord Lingfield has been awarded honorary doctorates from three universities and was educated at the Universities of London and Hull in the United Kingdom.

Philipp Hensler

Dr. Philipp Hensler is a director of CIC and Chair of the Audit Committee and has served on the CIC board since April 10, 2023. Dr. Hensler is the Founder and Partner of RDF Wealth Advisors in Zurich, Switzerland. He previously served as Chief Executive Officer of Epoch Investment Partners and Head of Global Institutional Asset Management for TD Asset Management. He has also held senior executive positions with Vontobel Asset Management, Oppenheimer Funds Distributors and Deutsche Asset Management/DWS Investments. Dr. Hensler holds a bachelor’s degree in economics from Zurich School of Management, a master of business administration degree from Duke University’s Fuqua School of Business and a doctorate degree from Case Western University.

Bix L. DiMeo

Mr. Bix L. DiMeo is a director of CIC and has served on the CIC board since February 10, 2026. Mr. DiMeo has been the owner of DiMeo Development, a consulting firm specializing in business and real estate development, since 2014. He previously served as Managing Partner of a large equine training center in New Jersey and was appointed to the New Jersey State Board of Agriculture, where he later served as Vice President. He also established D&M Property Management, a family business managing low-income housing units in New Jersey. Mr. DiMeo holds a bachelor of science degree in agriculture from The Ohio State University.

Adam Stemm

Mr. Adam Stemm is the Chief Operating Officer of CIC and has served in that role since 2021. He joined CIC in 2019 as Manager of Operations. Mr. Stemm is a marine scientist and offshore technician with more than 15 years of experience in marine geology, offshore research, technical operations and regulatory support. He has worked on offshore geotechnical and deep-sea mineral projects and has experience with a range of marine scientific and geotechnical equipment. He has also supported legislative review, stakeholder communications, license compliance, and environmental and geological documentation for seabed mineral projects. Mr. Stemm holds a bachelor of science degree in marine geology from Eckerd College.

Charles Morgan, Ph.D.

Dr. Charles Morgan is the Chief Science Officer of CIC and has served in that role since 2021. He has founded and managed Moana Hohonu Consulting, LLC, a Hawaii-based company focusing on deep-sea resource exploration. He also serves as AOM’s Chief Geologist. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—Charles Morgan.”

Shona Mato Lynch

Ms. Shona Mato Lynch is the Country Manager of CIC and has served in that role since 2019. Ms. Lynch is a Cook Islands business and community leader with more than 20 years of experience operating local businesses in Rarotonga. She has served on a number of Cook Islands government-appointed boards, including the Cook Islands Airport Authority and the Cook Islands Tourism Council, and has also worked in government in sectors including the Cook Islands Pearl Authority and the Ombudsman’s Office. She has also been involved in the seabed minerals sector for many years, both nationally and internationally. Ms. Lynch holds a postgraduate diploma in commerce management and public administration as well as a business management degree from the University of the South Pacific. She is also an accredited member of the NZQA Board of Directors.

Simone Fe’ao

Ms. Simone Fe’ao is the Chief Accounting Officer of CIC and has served in that role since 2023. Ms. Fe’ao previously worked for KPMG for 20 years, including 18 years in the Cook Islands, and served as Resident Director of KPMG Cook Islands. Her experience includes audit, accounting, tax compliance and advisory, financial statement preparation, internal controls, board reporting and financial training. She also has established relationships with regulatory authorities, banks and commercial entities in the Cook Islands. Ms. Fe’ao holds conjoint bachelor of science and bachelor of commerce degrees from the University of Auckland. She is also a qualified chartered accountant and a Mentor of the Institute of Chartered Accountants of Australia and New Zealand.

David Weight

Mr. David Weight is the Minerals Processing and Marketing Manager of CIC and has served in that role since 2022. Prior to that, Mr. Weight served as President of the Cobalt Institute as well as Director of the Cobalt REACH Consortium Ltd, REACH Metal Carboxylates Consortium, and the Non-Ferrous Alliance. He also serves as AOM’s Director of Processing. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—David Weight.”

Tom Dettweiler

Mr. Tom Dettweiler is the Marine Program Manager of CIC and has served in that role since 2023. Prior to that, Mr. Dettweiler helped develop Odyssey’s Undersea Mineral Division and led the modification and outfitting of the mineral exploration vessel Dorado Discovery, which he then used to conduct a successful two-year exploration throughout the South Pacific, identifying and developing massive sulfide deposits for various island nations. He also serves as President of AOM. Please refer to the section entitled “Information about AOM—Directors and Executive Officers—Tom Dettweiler.”

Employees and Consultants

As of the date of this proxy statement/prospectus, CIC had 12 full-time and part-time employees, one long-term contractor and one short-term consultant.

In addition, CIC obtains the services of 12 additional consultants through its Management Services Agreement with CIC LLC. These consultants provide marine operations, scientific, processing, executive, finance and administrative support services.

Assets and Properties

CIC’s principal asset is the EL1 polymetallic nodule project, located on the seabed within the Cook Islands EEZ in the South Pacific Ocean.

EL1 Project Location

The Cook Islands

The Cook Islands is composed of 15 islands spread across nearly 2 million square kilometers of territorial waters in the South Pacific Ocean. The 2021 census of the Cook Islands estimated the resident population of the Cook Islands at approximately 14,987. Approximately 67% of the population lived on the island of Rarotonga as of such census date. Tourism is the chief industry in the Cook Islands, although the government is pursuing a strategy of diversifying its economy in areas such as ports, deep-sea minerals, marine conservation, and renewable energy. The Cook Islands government and related agencies are actively involved in promoting and developing underwater mining within their EEZ.

The Cook Islands is a self-governing representative democracy with a constitution and parliamentary system in an associated state relationship with New Zealand. Executive power is exercised by the government, with the Prime Minister as head of government. Legislative power is vested in both the government and the Parliament of the Cook Islands. There is a multi-party system. The judiciary is independent of the executive and the legislature. The head of state is the King of the United Kingdom, who is represented in the Cook Islands by the King’s Representative.

The Cook Islands are self-governing in “free association” with New Zealand. New Zealand retains primary responsibility for external affairs, with consultation with the Cook Islands government. Cook Islands nationals are citizens of New Zealand and can receive New Zealand government services. The Cook Islands have diplomatic relations in its own name with 66 other countries.

Cook Islands Seabed Minerals Legal Regime

The Cook Islands legal system is a constitutional system incorporating certain British and New Zealand statutes and customary laws with its constitution being the supreme law. As the EL1 project falls within the EEZ of the Cook Islands, CIC is bound by the rules and laws of the Cook Islands with respect to the project. In addition to the general laws of the Cook Islands, CIC must specifically comply with the Seabed Minerals Act of 2019, as amended in 2020, 2021, and 2024 (as amended, the “SBMA Act”), and the other laws and regulations that are applicable to various aspects of CIC’s existing and planned activities, including:

•	SBM (Exploration) Regulations 2020

•	SBM (Exploration Fees) Regulations 2020

•	SBM (Minerals Harvesting and Other Mining) Regulations 2024

•	Seabed Minerals (Royalties) Regulations 2013

•	Environmental Act (2003)

•	Marae Moana Act (2017)

•	Foreign Investment Legislation

•	Maritime Zones Act (2018)

•	Maritime Rules (offenses) Regulations 2014

•	Prevention of Marine Pollution Act (1998)

EL1 Project

EL1 is CIC’s material mineral property and is supported by a technical report summary, effective December 31, 2025, prepared by RSC and Dr. Simon Nielsen in accordance with Item 1300 of Regulation S-K, with an effective date of December 31, 2025. The technical report summary reports an inferred mineral resource of 1,950 million wet tonnes of polymetallic nodules at an average abundance of 19.9 kg/m², reported at a 13 kg/m² cut-off abundance, with average grades of 0.46% cobalt, 0.19% copper, 17.8% iron, 15.7% manganese and

0.33% nickel. Mineral resources are not mineral reserves and do not have demonstrated economic viability, and no mineral reserve estimate has been reported for EL1. Additional information regarding the EL1 project, including estimated grades, contained metal, location details, coordinates and maps, is set forth in the technical report summary filed as an exhibit to this proxy statement/prospectus.

The EL1 project is centered at approximately 17.5° S latitude and 160.5° W longitude (WGS84), approximately 420 kilometers north of Rarotonga, approximately 170 kilometers north of Aitutaki and approximately 3,700 kilometers northeast of Wellington, New Zealand. EL1 covers approximately 211,545 square kilometers and consists of 2,592 5’ x 5’ blocks grouped into ten contiguous block groups. The project is located more than 5,000 meters below sea level and forms part of a wider known deposit of polymetallic nodules within the Cook Islands EEZ.

EL1 has not been held by any operator other than CIC. Historical exploration within the EL1 area was conducted by JICA between 1986 and 2000. Since 2022, CIC has conducted multiple exploration campaigns using box core, freefall grab, multicore and benthic sled sampling, together with ROV, autonomous underwater vehicle and multibeam bathymetric surveys. Most of CIC’s modern exploration work has been concentrated in CBG04, with additional work in CBG01, CBG03, and CBG10, and approximately 15% of the license area has been covered by high-resolution multibeam bathymetry. CIC’s current activities consist principally of resource definition, environmental baseline and technical studies, geotechnical and metallurgical work, pre-feasibility work and advancement through the Cook Islands licensing framework toward potential trial harvesting and commercial development. CIC has not commenced commercial harvesting or production.

The EL1 project is remote and accessible only by ship. The nearest logistics support is the Port of Avatiu in Rarotonga, with additional support available from Aitutaki, and the nearest international airport is in Rarotonga. CIC does not currently own commercial harvesting or processing infrastructure and expects to rely on specialized third-party vessels, equipment and technical service providers to advance the EL1 project. CIC’s current work plan contemplates additional environmental baseline characterization, resource definition, engineering readiness and permitting activities in support of a potential trial mining and harvesting program and subsequent commercial development.

CIC presently has no material owned mining or processing plant or equipment.

Permits and Licenses

CIC’s principal operating right is Exploration License 1, or EL1, issued under the Cook Islands seabed minerals regulatory regime administered by the Seabed Minerals Authority. EL1 was granted to CIC on February 23, 2022 and has an initial five-year term expiring on February 23, 2027. Under the applicable regulations, an application for renewal may be made at least 90 days before the expiration of the license. EL1 covers approximately 211,545 square kilometers in the Cook Islands EEZ and consists of 2,592 5’ x 5’ blocks grouped into ten contiguous block groups.

The conditions of EL1 include a relinquishment schedule pursuant to which 20% of the total licensed area must be relinquished after three years of exploration activities and up to an additional 40% must be relinquished by the end of the initial five-year license term. CIC is currently discussing the first and second relinquishment with the SBMA. CIC believes EL1 is in good standing under applicable Cook Islands law, subject to compliance with its reporting, work program, renewal and relinquishment requirements. CIC is preparing an exploration license renewal application seeking an extension of EL1 through February 23, 2032. CIC is also preparing its annual report to the SBMA for the period from February 23, 2025 through February 23, 2026, which is due by May 23, 2026.

CIC’s key future regulatory milestones include approval of a pre-feasibility study, issuance of an environmental project permit for Trial Minerals Harvesting, and, if applicable, approval to conduct Trial

Harvesting activities by the SBMA. To upgrade EL1 from an exploration license to a mining license, CIC must satisfy the requirements of Section 67 of the Seabed Minerals (Exploration) Regulations (2020), including collecting and analyzing data and information to at least a pre-feasibility-study level in all material respects, completing in all material respects the studies and investigations relating to an environmental impact assessment for a mining license application, and establishing the existence of seabed mineral resources or reserves with the potential for commercial recovery. Under the Seabed Minerals (Royalties) Regulations (2013), holders of a mining license are subject to a royalty equal to 3% of the export value of minerals recovered under the mining license.

Environmental approvals for seabed minerals activities in the Cook Islands are governed by a tiered framework. Activities with minimal impact are managed under the exploration license, while higher-impact activities require additional environmental approvals. For exploration activities, CIC must provide environmental notice and an objectives plan prior to each cruise to the National Environment Service and the SBMA. For activities including trial mining, minerals harvesting and other mining activities, CIC would be required to undertake an environmental risk assessment, environmental scoping exercise and environmental impact assessment and to provide, among other things, an environmental impact statement, an environmental management system including an environmental management and monitoring plan, and a closure plan. The technical report summary notes that no commercial harvesting or mining activities have been authorized or commenced to date under the current Cook Islands regulatory framework.

CIC has undertaken environmental baseline and related work in support of EL1, including bathymetric mapping during Expedition 3 in 2023, AUV surveys during Environmental Research Survey 1 in 2024 and environmental multicore sampling during Expedition 4 Leg 2 in 2025. The technical report summary also states that an Environmental Scoping Exercise Report for the project was prepared in 2024 and that an Environmental Risk Assessment for Trial Minerals Harvesting was prepared in 2025. As of the effective date of the technical report summary, RSC was not aware of any environmental liabilities or any significant encumbrances affecting the project, and stated that the exploration license remained in good standing.

Material Contracts

CIC’s principal material agreements include the CIC Limited Note Purchase Agreement and the CIC Limited Option Agreement and CIC LLC’s principal material agreements include the CIC LLC Note Purchase Agreement, the CIC LLC Option Agreement, each of which is described elsewhere in this proxy statement/prospectus. Collectively, these agreements provide for funding, conversion rights, and post-closing acquisition mechanics tied to specified valuation and regulatory milestones.

CIC Limited Note Purchase Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.” Under the CIC Limited Note Purchase Agreement, CIC Limited may receive up to $20.0 million of funding from AOM through a convertible note with staged draw requests.

CIC LLC Note Purchase Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.” Under the CIC LLC Note Purchase Agreement, CIC LLC issued to AOM a convertible promissory note in an aggregate principal amount of $5.0 million. The note bears 8.0% PIK interest, matures in 2030 and is convertible by AOM in connection with exercise of the CIC LLC option.

CIC Limited Option Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.”

CIC LLC Option Agreement

Please refer to the section entitled “Information about AOM—CIC Agreements.”

CIC Revenue Participation Agreement

CIC Limited and CIC LLC are also parties to a revenue participation agreement dated February 2, 2026 with AOM, together with related security documentation, which AOM subsequently agreed to assign to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. Please refer to the section entitled “Information about AOM—CIC Agreements.”

Management Services Agreement

CIC and CIC LLC entered into a Management Services Agreement, effective January 1, 2021, pursuant to which CIC LLC provides specialty consultants for marine operations, scientific, processing, executive, finance and administrative services to CIC. CIC LLC is currently CIC’s provider of various services relating to provision of consultants and scientific experts. CIC LLC charges a 5% overhead fee for personnel provided to CIC. It is anticipated that a new service agreement will be entered into upon completion of the Merger.

Vessel Support Arrangements

CIC also maintains operational contracts for vessel support used in exploration activities, including a BIMCO Time Charter Party for Offshore Service Vessels with Seaworks Ltd. The Seaworks contract runs through November 2027 and currently maintains the vessel on standby rate with average expense of approximately $12,000NZD/day. Charter termination requires 30 days’ notice.

Material Customers and Suppliers

CIC currently has no revenue-producing customers and has not commenced commercial product sales. As an exploration-stage license holder, CIC’s principal external relationships are with technical consultants, affiliated management entities, lenders and operating or processing counterparties. CIC is also dependent on a limited number of vessel and equipment service providers for offshore exploration activities.

Litigation

As of the date of this proxy statement/prospectus, CIC is not a party to any material pending legal, regulatory, environmental or administrative proceeding.

CIC LIMITED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with CIC Limited’s financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to CIC Limited’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Statement Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements. CIC Limited’s functional currency is the New Zealand Dollar (“NZD”), and its reporting currency is the U.S. dollar (“USD”). All amounts herein are in USD unless otherwise noted.

Business Environment Overview and Trends

CIC Limited was formed in 2019 as a Cook Islands company and is engaged in the exploration and potential future development of polymetallic nodule resources within the Cook Islands EEZ. CIC Limited’s major operations and corporate headquarters are located in Rarotonga, Cook Islands. CIC Limited’s activities are early stage and capital intensive, with no significant operating revenues to date. CIC LLC, a Delaware limited liability company, owns 64.4% and 71.2% of CIC Limited as of June 30, 2026 and December 31, 2025, respectively.

CIC Limited currently holds an Exploration License (the “License”) authorizing exploration for polymetallic nodules in a defined licensed area on the seabed of the Cook Islands EEZ. The License has a five-year term commencing February 23, 2022 and ending February 23, 2027. CIC Limited is required to relinquish up to 60.0% of its licensed area by the expiration date and is currently in discussions with the SBMA to determine the specific areas to be relinquished. No areas have been relinquished as of the date of these financial statements. The License is not expected to generate revenues until CIC Limited enters the harvesting phase following the grant of a harvesting or mining license.

Key Developments—Year Ended December 31, 2025

•

CIC Limited significantly expanded offshore exploration campaign, with vessel and equipment expenses increasing to $3.5 million from $0.7 million, reflecting increased charter vessel operations through Seaworks Ltd;

•

CIC Limited continued engagement with Boskalis International B.V. under its memorandum of understanding, with Boskalis providing $2.1 million in ocean science and engineering consulting services settled in equity of CIC Limited (2024: $0.4 million), bringing cumulative equity-settled services to $5.0 million;

•

CIC Limited secured bridge financing through a convertible promissory note issued under the MHCI securities purchase agreement (the “MHCI SPA”), initially issued in June 2025 for $5.0 million at 15.0% interest (the “MHCI-2 Note”), subsequently increased to $6.5 million in September 2025 pursuant to an amendment (the “MHCI-2 Amendment”);

•	CIC Limited issued additional convertible notes under the MHCI SPA program totaling $0.9 million in new principal (MHCI-1), bringing the total MHCI-1 carrying value to $11.7 million;

•	CIC Limited recorded a $0.9 million gain on the change in fair value of the MHCI-2 embedded derivative, which decreased from $1.7 million at initial recognition to $0.8 million at year end; and

•	CIC Limited invested $32,333 in property and equipment, substantially completing the build-out of laboratory and ocean science center infrastructure begun in prior years.

Key Developments—Six months ended June 30, 2026

•

On February 2, 2026, the Company, AOM, and CIC LLC (as guarantor) entered into a revenue participation agreement (the “CIC RPA”) under which AOM was granted a perpetual 1% interest in gross proceeds from minerals recovered and sold from the licensed area. AOM advanced the Company an aggregate of $5,000,000 ($1,500,000 in February 2026 and $3,500,000 in March 2026), secured by a general security agreement dated March 2, 2026 and a parent guarantee by CIC LLC;

•

On April 7, 2026, AOM entered into separate Sale and Assignment Agreements to acquire certain outstanding convertible notes and warrants of the Company from MHCI and Provident Trust (collectively, the “MHCI Purchase Agreements”). In connection with the assignments, the Company and AOM have agreed to amend the terms of the convertible notes. Key modifications will include the removal of pre-existing conversion and redemption features, which were replaced with a new conversion feature allowing the holder to convert the outstanding obligations into Class A Voting Shares at a price of $1.00 per share;

•

On April 8, 2026, Odyssey Marine Exploration, Inc. (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”);

•

On April 8, 2026, AOM also entered into a memorandum of understanding with CIC (the “CIC Collaboration MOU”), pursuant to which AOM and CIC agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters;

•

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC (the “CIC Option Stockholders”) entered into an option agreement (the “CIC Ltd Option Agreement”) pursuant to which, at any time and from time to time following the six (6)-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder (the “CIC Ltd Option”) at a purchase price per share equal to the valuation of CIC divided by the total number of issued outstanding shares of CIC, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights;

•

On April 8, 2026, in connection with the Merger Agreement, CIC and AOM entered into a note purchase agreement (“CIC Ltd Note Purchase Agreement”) pursuant to which CIC issued and sold to AOM a convertible promissory note (the “CIC Ltd Note”) in an amount of up to $20.0 million (“CIC Ltd Note Purchase Price”). Within five (5) business days of the date of the CIC Ltd Note Purchase Agreement, at an initial closing, AOM will pay to CIC a portion of that CIC Ltd Note Purchase Price in an amount to be determined by the parties. CIC can issue additional draw requests to AOM for up to $5.0 million of the CIC Ltd Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two (2) advance requests may be made per fiscal quarter. AOM will advance additional funds to CIC within ten (10) business days of each subsequent request if the applicable conditions are met;

•

On April 8, 2026, in connection with the Merger Agreement, Odyssey, and certain of the stockholders (the “CIC Stockholders”) of CIC entered into an equity exchange agreement (“CIC Equity Exchange Agreement”) pursuant to which the CIC Stockholders agreed to exchange their shares of CIC Class A common stock (“CIC Shares”) for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC

Stockholders a number of shares of Odyssey common stock equal to the number of shares of CIC the CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the value per share of Odyssey Common Stock paid by the AOM PIPE Investors;

•	CIC Limited increased directors’ fees of $2.3 million in equity compensation and initiated a new director consulting services agreement ($35,000 during 2025); and

•	After December 31, 2025, CIC Limited received a $5.0 million advance from AOM under a revenue participation agreement.

Results of Operations

Overview of Results

The following table summarizes CIC Limited’s results of operations for the six months ended June 30, 2026, and the years ended December 31, 2025 and 2024:

	Six Months Ended June 30,				Year Ended December 31,
(in whole USD)	2026	2025	$ Change	% Change	2025	2024	$ Change	% Change
Total revenues	$—	$—	$—		$—	$—	—
Operating expenses:
General & administrative	602,282	471,283	130,999	27.80%	1,161,712	1,314,593	(152,881)	–11.60%
Payroll and benefits	265,038	239,550	25,488	10.64%	604,843	429,806	175,037	40.70%
Professional & consulting	5,063,018	2,083,655	2,979,363	142.99%	4,982,216	2,743,546	2,238,670	81.60%
Vessel & equipment	1,168,779	1,347,841	(179,062)	–13.29%	3,543,669	661,499	2,882,170	435.70%
Repairs & maintenance	22,683	21,692	991	4.57%	36,558	74,940	(38,382)	–51.20%
Depreciation & amortization	510,115	516,846	(6,731)	–1.30%	1,040,134	1,042,760	(2,626)	–0.30%
Total operating expenses	7,631,915	4,680,867	2,951,048	63.04%	11,369,132	6,267,144	5,101,988	81.40%
Operating loss	(7,631,915)	(4,680,867)	(2,951,048)	63.04%	(11,369,132)	(6,267,144)	(5,101,988)	81.40%
Other income (expense):
FV change—derivative	400,303	—	400,303	n/m	946,771	—	946,771	n/m
Interest expense, net	(1,979,277)	(2,081,372)	102,095	–4.91%	(3,911,414)	(2,995,868)	(915,546)	30.60%
FX gain/(loss)	(94,637)	225,523	(320,160)	–141.96%	169,303	(263,084)	432,387	–164.40%
Total other expense	(1,673,611)	(1,855,849)	182,238	-9.82%	(2,795,340)	(3,258,952)	463,612	–14.20%
Loss before income taxes	(9,305,526)	(6,536,716)	(2,768,810)	42.36%	(14,164,472)	(9,526,096)	(4,638,376)	48.70%
Income tax expense	—	—	—		—	—	—
Net loss	$(9,305,526)	$(6,536,716)	$(2,768,810)	42.36%	$(14,164,472)	$(9,526,096)	$(4,638,376)	48.70%
Other comprehensive (loss)/income	598,522	(1,498,285)	2,096,807	–139.95%	(210,983)	1,362,330	(1,573,313)	–115.50%
Comprehensive loss	$(8,707,004)	$(8,035,001)	$(672,003)	8.36%	$(14,375,455)	$(8,163,766)	$(6,211,689)	76.10%

Revenues

CIC Limited had no revenue-generating operations during the years ended December 31, 2025 or 2024, nor for the six months ended June 30, 2026 and 2025. CIC Limited is not expected to generate revenues until it enters the harvesting phase following the grant of a harvesting or mining license, the timing and outcome of which are uncertain.

Professional and Consulting Services

Professional and consulting services increased $2.2 million, or 81.6%, to $5.0 million for 2025, compared to $2.7 million for 2024. The major components and year-over-year drivers were: (a) $2.1 million in 2025 versus $390,000 in 2024 (increase of $1.7 million) for ocean science and engineering consulting services; (b) $260,000 invoiced in 2025 versus $450,000 in 2024 (decrease of $190,000) related to back-office services under a recurring monthly fee arrangement, as well as deep-sea mineral-related services on a cost-plus basis; and (c) other legal services and advisory fees.

Professional and consulting services increased $3.0 million, or 143%, to $5.1 million for the six months ended June 30, 2026 from $2.1 million for the prior-year period. The increase reflects directors compensation increase of $2.3 million for equity compensation recognized in 2026 regarding service in prior periods, in addition to elevated legal, advisory, and technical consulting activity associated with the AOM revenue-participation arrangement, the proposed merger and recapitalization transactions, and related financing initiatives. CIC paid one of its directors $120,000 for consulting services during the six months ended June 30, 2026 (none in the prior-year period). In addition, Boskalis International B.V., a shareholder that is compensated in Company equity for ocean science and engineering consulting services, provided $0 of services during the six months ended June 30, 2026, compared with $0.5 million of equity-settled services during the prior-year period; the increase in cash-based professional and consulting fees in the current period more than offset the absence of Boskalis equity-settled services.

Vessel and Equipment Expenses

Vessel and equipment expenses increased $2.9 million to $3.5 million for 2025, compared to $0.7 million for 2024. This increase reflects CIC Limited’s significantly expanded offshore exploration campaign during 2025. The principal component is charter vessel costs.

Vessel and equipment expenses decreased $0.2 million, or 13.3%, to $1.2 million for the six months ended June 30, 2026 from $1.4 million for the prior-year period, reflecting lower charter and marine operating activity during the current six-month period.

General and Administrative Expenses

General and administrative expenses decreased $0.1 million, or 11.6%, to $1.2 million for 2025, compared to $1.3 million for 2024. The decrease reflects cost containment efforts and the benefit of reduced rent expense. Partially offsetting the decrease were directors’ fees increased to $233,750 in 2025 from $127,500 in 2024, reflecting expanded board composition and compensation.

General and administrative expenses increased $0.1 million, or 27.8%, to $0.6 million for the six months ended June 30, 2026 from $0.5 million for the comparable prior-year period. The increase reflects higher corporate overhead, including office, insurance, information technology, and travel costs, consistent with the Company’s expanded corporate activity and transaction-related initiatives during the period.

Payroll and Benefits

Payroll and benefits increased $0.2 million, or 40.7%, to $0.6 million for 2025, compared to $0.4 million for 2024. The increase was driven primarily by additional headcount (including a director consulting services arrangement initiated in 2025).

Payroll and benefits increased $25,500, or 10.6%, to $265,000 for the six months ended June 30, 2026, from $239,500 for the prior-year period. The increase in attributable to incremental headcount and the continuation of director consulting services that commenced during the year ended December 31, 2025.

Interest Expense, Net

Interest expense increased $0.9 million, or 30.6%, to $3.9 million for 2025, compared to $3.0 million for 2024. The increase consisted of: (a) approximately $0.2 million of non-cash interest related to the amortization of debt discounts on the MHCI SPA Notes and CIC LLC convertible note and accretion of the MHCI-2 Note debt discount created by bifurcation of the embedded derivative, and (b) increased interest of approximately $0.6 million on CIC Limited’s convertible note portfolio, which grew significantly with the issuance of the MHCI-2 Note in June 2025.

Interest expense, net decreased $0.1 million, or 5.0%, to $2.0 million for the six months ended June 30, 2026 from $2.1 million for the prior-year period. The increase consisted primarily of the reduction in interest expense related to the amortization of MHCI 1 debt discount which was fully amortized by August 2025, offset by interest expense related to the CIC RPA “Debt liability—sale of future revenues and additional interest on convertible notes due to increased balance.”

Change in Fair Value of Embedded Derivative

CIC Limited recognized a $0.9 million gain on the change in fair value of the embedded derivative liability associated with the MHCI-2 Note during 2025. The MHCI-2 Note, issued in June 2025, contains conversion features contingent on future financing outcomes (automatic conversion in a qualified financing at a contractual discount, conversion in a non-qualified financing upon mutual agreement, fixed-price conversions at $0.80 or $1.50 per share, and a 1.50x change-of-control cash payoff). These features required bifurcation under ASC 815 and are accounted for as a single embedded derivative liability measured at fair value through earnings.

Upon initial recognition, the embedded derivative was recorded at $1,477,747. The September 2025 amendment (increasing principal to $6.5 million) resulted in an additional $254,238 embedded derivative. As of December 31, 2025, the fair value was $785,214, representing a net gain of $946,771. The derivative is classified as Level 3 in the fair value hierarchy and measured using a Monte Carlo simulation combined with a with-and-without valuation method. Key inputs include: share price of $1.22, remaining term of 2.41 years, annualized volatility of 98.6%, risk-free rate of 3.5%, discount rate of 22.75%, 10.0% conversion discount for qualified/non-qualified financing, 5.0% probability of such financing, 1.50x change-of-control premium, and 30.0% probability of a change-of-control event. Changes in these assumptions could materially affect the fair value. There was no comparable item in 2024.

CIC Limited recognized a non-cash gain of approximately $0.4 million on the change in fair value of the embedded derivative liability for the six months ended June 30, 2026, compared with $0 in the prior-year period. The MHCI-2 Note, issued in June 2025, contains conversion features contingent on future financing outcomes (automatic conversion in a qualified financing at a contractual discount, conversion in a non-qualified financing upon mutual agreement, fixed-price conversions at $0.80 or $1.50 per share, and a 1.50x change-of-control cash payoff). These features required bifurcation under ASC 815 and are accounted for as a single embedded derivative liability measured at fair value through earnings.

As of June 30, 2026, the fair value was $0.4 million, representing a net gain of approximately $0.4 million. The derivative is classified as Level 3 in the fair value hierarchy and measured using a Monte Carlo simulation combined with a with-and-without valuation method. Key inputs include: share price of $1.22, remaining term of 1.92 years, risk-free rate of 4.1%, discount rate of 30.83%, and a dividend yield of 0.00%. The valuation incorporated a 10% conversion discount for a qualified or non-qualified financing, a 0% probability of such financing, 1.5x change-of-control premium, and a 10.0% probability of a change-of-control event. Changes in these assumptions could materially affect the fair value of the imbedded derivative. There was no comparable item for the six months ended June 30, 2025.

Foreign Exchange Gain (Loss)

CIC Limited recognized a foreign exchange gain of $0.2 million in 2025 compared to a loss of $0.3 million in 2024. These amounts reflect the remeasurement of NZD-denominated transactions and balances, including both realized and unrealized gains and losses arising from movements in the NZD/USD exchange rate. CIC Limited’s functional currency is the NZD. All assets and liabilities are translated to USD at period-end rates, and results of operations at average rates, with translation adjustments recorded in other comprehensive income.

The Company recognized a foreign exchange loss of $95,000 for the six months ended June 30, 2026, compared with a gain of $226,000 for the prior-year period. These amounts reflect the remeasurement of NZD-denominated transactions and balances, including both realized and unrealized gains and losses arising from movements in the NZD/USD exchange rate. CIC Limited’s functional currency is the NZD. All assets and liabilities are translated to USD at period-end rates, and results of operations at average rates, with translation adjustments recorded in other comprehensive income.

Income Taxes

There was no provision for income tax for the years ended December 31, 2025 or 2024, nor for the six months ended June 30, 2026 and 2025. CIC Limited is incorporated and tax resident in the Cook Islands, where the applicable statutory income tax rate is 20.0%.

As of December 31, 2025, CIC Limited had income tax net operating loss carryforwards of approximately $48.1 million (2024: $33.2 million), which do not expire provided there is at least 40.0% continuity of ownership. All losses arose in the Cook Islands. CIC Limited made no cash payments for income taxes during either year, and no income taxes were accrued or payable.

As of June 30, 2026, CIC Limited had income tax net operating loss carryforwards of approximately $58.4 million and $48.1 million as of June 30, 2026 and December 31, 2025, respectively, which do not expire provided there is at least 40.0% continuity of ownership. All losses arose in the Cook Islands. CIC Limited made no cash payments for income taxes during either six month period, and no income taxes were accrued or payable.

The earliest tax year subject to examination by a major taxing jurisdiction is 2020.

Financial Condition—As at December 31, 2025 and 2024

Total assets decreased $696,000, or 23.3%, to $2.3 million at December 31, 2025, from $3.0 million at December 31, 2024. The decrease was driven primarily by:

•

Exploration licenses, net decreased $612,000 to $759,000 from $1,371,000, reflecting amortization of $659,000 over the five-year license term, partially offset by foreign currency translation effects. The gross carrying value was $3,293,000 (accumulated amortization: $2,534,000) at December 31, 2025.

•

Property and equipment, net decreased $220,000 to $836,000 from $1,056,000, as depreciation ($275,000) exceeded new capital additions ($78,000). Major asset categories include ocean research equipment ($476,000 net), vehicles ($241,000 net), ship equipment ($409,000 net), and leasehold improvements ($192,000 net).

•

Right-of-use assets decreased $99,000 to $121,000 from $220,000, as the Admin Office and Maoate Rockpool leases expired and existing leases continued to amortize. CIC Limited maintains operating leases for four other properties, with terms expiring at various dates through June 2027.

•

Due from related parties increased $209,000 to $405,000 from $196,000, primarily reflecting higher funds held by CIC LLC on behalf of CIC Limited ($403,000 at December 31, 2025 vs. $177,000 at December 31, 2024).

Total liabilities increased $11.3 million, or 70.9%, to $27.3 million at December 31, 2025, from $16.0 million at December 31, 2024. The major drivers were:

•

Current convertible notes payable-related parties increased $3.9 million to $16.2 million from $12.3 million, primarily due to accrued interest on outstanding related-party convertible notes and the impact of classification changes among such notes during the period.

•	Noncurrent convertible notes payable-related parties was $5.2 million, compared to $0 in 2024, due to the new MHCI-2 Note ($5.2 million net of debt discount).

•	Derivative liability of $785,000 (new in 2025) related to the MHCI-2 Note embedded derivative.

•

Accrued expenses—related parties increased $895,000 to $2.4 million from $1.5 million, driven by accumulated directors’ fees ($451,000 unpaid at December 31, 2025 vs. $251,000), and accrued consulting fees ($500,000 vs. $300,000).

•	Due to related party, increased $287,000 to $482,000 from $196,000, reflecting CIC Limited LLC working capital advances ($243,000, new in 2025) and Te Rito advances ($239,000 vs. $196,000).

Stockholders’ deficit increased to $(25.0) million at December 31, 2025, from $(13.0) million at December 31, 2024. The major drivers were:

•	The $12.0 million deterioration was driven by the $14.2 million net loss, partially offset by equity-settled transactions of $2.3 million related to services and warrants.

Total assets increased $3.4 million, or 147.8%, to $5.7 million as of June 30, 2026 from $2.3 million as of December 31, 2025. The increase was driven primarily by:

•

Amounts due from related party increased $0.2 million to $0.6 million as of June 30, 2026 from $0.4 million as of December 31, 2025. These amounts represent funds held by CIC LLC on behalf of the Company in bank accounts maintained in CIC LLC’s name; interest earned on these balances is credited to the Company.

•

Property and equipment, net increased $3.2 million to $4.0 million as of June 30, 2026 from $0.8 million as of December 31, 2025. The increase reflects capital additions, principally $3.3 million of work in progress comprising ocean research equipment and ship equipment expected to be placed in service within the next twelve months, partially offset by depreciation.

Total liabilities increased $9.3 million, or 34.1%, to $36.6 million as of June 30, 2026 from $27.3 million as of December 31, 2025. The increase was driven primarily by:

•

the derivative liability, representing the bifurcated MHCI-II embedded derivative, decreased to $.4 million as of June 30, 2026 from $0.8 million as of December 31, 2025, reflecting the $.4 million change in non-cash fair-value remeasurement recognized during the period.

•	Debt liability-sale of future revenues of $5.6 million as of June 30, 2026 (none as of December 31, 2025), representing the AOM revenue-participation arrangement.

Stockholders’ deficit increased to $(31.0) million at June 30, 2026, from $(25.0) million at December 31, 2025. The major drivers were:

•	Common stock increased $2.8 million, or 11.4%, to $27.3 million at June 30, 2026 from $24.5 million at December 31, 2025.

•	Accumulated deficit increased $9.3 million, or 18.9%, to $58.6 million at June 30, 2026 from $49.3 million at December 31, 2025.

Liquidity and Capital Resources

CIC Limited had cash of $50,619 at December 31, 2025, and a working capital deficit of approximately $(20.7) million. CIC Limited’s ability to continue as a going concern is dependent on securing additional financing.

CIC Limited had cash of $188,021 at June 30, 2026, and a working capital deficit of approximately $(23.8) million. CIC Limited’s ability to continue as a going concern is dependent on securing additional financing.

Operating Activities

Net cash used in operating activities was $(7.0) million for 2025, compared to $(3.4) million for 2024. The $4.7 million increase in cash outflows was driven by the larger net loss of $14.2 million in 2025 compared to 2024 of $9.5 million, partially offset by significantly higher non-cash adjustments of $5.8 million in 2025 compared to 2024 of $4.3 million. Working capital changes provided $1.3 million in 2025 compared to $1.8 million in 2024, driven by increases in accrued expenses—related parties ($962,000), accounts payable ($439,000), and amounts due to related parties ($300,000).

Net cash provided by (used in) operating activities was $2.3 million for the six months ended June 30, 2026, compared with ($0.4 million) for the prior-year period. The increase in net cash provided reflects the higher net loss and changes in operating assets and liabilities, offset by significant non-cash adjustments, including the $.4 million change in the derivative liability, $1.9 million of non-cash interest, and $2.8 million of services to be settled in shares.

Investing Activities

Net cash used in investing activities was $32,333 for 2025, compared to $499,667 for 2024. The $172,000 decrease reflects the substantial completion of CIC Limited’s laboratory and ocean science center build-out during 2024.

Net cash used in investing activities was $3.4 million for the six months ended June 30, 2026, compared with $16,551 for the prior-year period, reflecting purchases of property and equipment, principally additions to ocean research and ship equipment recorded as work in progress.

Financing Activities

Net cash provided by financing activities was $7.2 million for 2025, compared to $3.1 million for 2024. The increase was driven by higher proceeds from related-party loans of $5.4 million. Loan repayments decreased to $83,867 in 2025 from $274,322 in 2024. Related-party advance activity was a net repayment of $220,000 in 2025, compared to net proceeds of $1.5 million in 2024. Warrant proceeds were $271,000 in 2025 compared to $1.2 million in 2024.

Supplemental cash flow information: cash interest paid was $44,100 and $54,949 for 2025 and 2024, respectively, substantially all related to the Te Rito loan. No income taxes were paid in either year.

Net cash provided by financing activities was $1.2 million for the six months ended June 30, 2026, compared with $0.8 million for the prior-year period. Financing cash flows in the current period were driven primarily by the related-party advances and scheduled Te Rito Loan installments. Financing cash flows in the prior-year period consisted primarily of proceeds from related-party loans and warrant-related proceeds from convertible note issuances.

Supplemental cash flow information: cash interest paid was $19,040 and $24,365 for the six months ended June 30, 2026 and 2025, respectively, substantially all related to the Te Rito loan. Right of use asset obtained in exchange for a lease liability of $128,222 and $0 for the six months ended June 30, 2026 and 2025, respectively. Purchase of property, plant and equipment in accounts payable of $574,432 and $0 for the six months ended June 30, 2026 and 2025, respectively. Non-cash investment from AOM of $5 million and $0 for the six months ended June 30, 2026 and 2025, respectively. No income taxes were paid in either year.

Off-Balance Sheet Arrangements

As of June 30, 2026, and December 31, 2025 and 2024, CIC Limited did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. CIC Limited does not have any unconsolidated special-purpose entities, guarantee contracts, or retained or contingent interests in transferred assets.

Critical Accounting Policies and Estimates

The preparation of CIC Limited’s financial statements in conformity with U.S. GAAP requires CIC Limited’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates. CIC Limited’s management considers the following accounting policies to be the most critical:

Exploration License

The Exploration License represents capitalized costs directly attributable to acquiring the License, amortized on a straight-line basis over the five-year License term (February 23, 2022 to February 23, 2027). Pre-license costs were expensed as incurred, and subsequent exploration expenditures (geological surveys, drilling, sampling, environmental studies, vessel mobilization) are expensed as incurred until economic viability is established. The License is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, including license expiry without renewal, cessation of exploration, and evidence that costs are unlikely to be recovered. CIC Limited is required to relinquish up to 60.0% of the licensed area by February 2027; any capitalized costs specifically attributable to relinquished blocks would be written off. No impairment indicators were identified as of June 30, 2026, and December 31, 2025 or 2024.

Convertible Debt and Embedded Derivatives

CIC Limited evaluates each convertible instrument under ASC 470 (Debt) and ASC 815 (Derivatives and Hedging) to determine whether the conversion feature should be bifurcated and accounted for separately. CIC Limited concluded that the CIC LLC, SPMP 2023, and MHCI SPA Notes are debt instruments with equity-qualified conversion features that are not bifurcated (indexed solely to CIC Limited’s own equity, meeting the ASC 815-40 scope exception). The MHCI-2 Note, however, contains embedded features (including contingent conversion at discounted prices and a 1.50x change-of-control cash payoff) that required bifurcation. The embedded derivative is measured at fair value using Level 3 inputs—see the Fair Value discussion below. Warrants issued with convertible notes are classified as equity and recorded in additional paid-in capital at their relative fair value, creating a debt discount that is amortized over the expected term using the effective interest method. The 2024 MHCI amendment was analyzed under ASC 470-50 (modification vs. extinguishment) and determined to be a modification, as the present value of cash flows did not change by 10.0% or more.

Fair Value Measurements—Embedded Derivative Liability

The MHCI-2 embedded derivative liability is CIC Limited’s only financial liability measured at fair value on a recurring basis and is classified within Level 3 of the fair value hierarchy. The fair value is estimated using a Monte Carlo simulation combined with a with-and-without valuation method. Significant unobservable inputs as of both June 30, 2026, and December 31, 2025, include: share price, remaining term, annualized volatility, risk-free rate, discount rate, dividend yield, conversion discount for qualified/non-qualified financing, probability of proposed financing, change-of-control premium, and the probability of a change-of-control event. Changes in these assumptions—particularly share price, volatility, and financing/change-of-control probabilities—could materially affect the fair value of the embedded derivative.

Foreign Currency Translation

CIC Limited’s functional currency is the New Zealand Dollar and its reporting currency is the U.S. dollar. Assets and liabilities are translated at period-end exchange rates (0.5748 and 0.5592 NZD/USD at December 31,

2025 and 2024, respectively, and 0.5675 and 0.6116 NZD/USD at June 30, 2026 and 2025, respectively), and results of operations and cash flows are translated at average rates (0.5820 and 0.6049 for 2025 and 2024, respectively, and 0.5867 and 0.5805 for the six months ended June 30, 2026 and 2025, respectively). The effect of exchange rate fluctuations on translation is recorded in accumulated other comprehensive income/(loss), which was $599,000 and ($270,000) and $59,000 at June 30, 2026, and at December 31, 2025 and 2024, respectively.

Income Taxes

CIC Limited accounts for income taxes under ASC 740. Total deferred tax assets were $11.3 million at June 30, 2026, compared to $9.6 million at December 31, 2025, and $6.6 million at December 31, 2024, consisting entirely of Cook Islands NOL carryforwards. A full valuation allowance has been maintained against all deferred tax assets based on management’s conclusion that realization is not more likely than not absent successful commercial operations. The NOL carryforwards do not expire provided there is at least 40.0% continuity of ownership. CIC Limited has not identified any uncertain tax positions requiring recognition.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which enhances the transparency and decision usefulness of income tax disclosures, including a tabular rate reconciliation, disaggregated income taxes paid, and additional income tax expense disaggregation. The ASU is effective for private business entities for fiscal years beginning after December 15, 2025, with early adoption permitted. CIC Limited is currently evaluating the impact this guidance will have on its financial statements and related disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks primarily related to foreign currency exchange rates and, to a lesser extent, interest rates. CIC Limited does not currently use derivative instruments to hedge these exposures.

Foreign Currency Exchange Rate Risk

CIC Limited’s functional currency is the New Zealand Dollar and its reporting currency is the U.S. dollar. As a result, all assets and liabilities denominated in NZD are subject to translation effects when reported in USD. As of December 31, 2025, CIC Limited’s net assets (liabilities) subject to translation totaled approximately $25.0 million. CIC Limited recognized foreign exchange transaction gains of $169,000 in 2025 and losses of $263,000 in 2024, reflecting both realized and unrealized effects of NZD/USD rate movements on non-functional-currency-denominated balances. A hypothetical 10.0% adverse change in the NZD/USD exchange rate would result in a translation adjustment of approximately $2.5 million, which would be recorded in other comprehensive income.

As of June 30, 2026, CIC Limited’s net liabilities subject to translation totaled approximately $30.9 million. CIC Limited recognized a foreign exchange transaction loss of $94,637 for the six months ended June 30, 2026 and a gain of $225,523 in the comparable prior-year period, reflecting both realized and unrealized effects of NZD/USD rate movements on non-functional-currency-denominated balances. A hypothetical 10.0% adverse change in the NZD/USD exchange rate would result in a translation adjustment of approximately $3.1 million, which would be recorded in other comprehensive income.

Interest Rate Risk

CIC Limited’s outstanding debt consists primarily of fixed-rate instruments: convertible notes at 6.0% (CIC LLC, SPMP, MHCI-1, Provident) and 15.0% (MHCI-2), and the Te Rito loan at 8.0%. Because substantially all of CIC Limited’s borrowings bear fixed interest rates, CIC Limited has limited exposure to interest rate risk.

Concentration Risk

CIC Limited had one vendor that provided a majority of charter vessel services during both 2025 and 2024. Amounts due to this vendor were approximately $0.9 million and $0.7 million as of December 31, 2025 and 2024, respectively. The loss of this vendor or a significant disruption to its services could materially affect CIC Limited’s ability to conduct offshore exploration activities.

CERTAIN CIC LIMITED RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Directors, Officers, 5% Holders and Immediate Family Members

Directors’ Fees and Director Consulting Arrangements

CIC’s Board of Directors approved a recommendation from CIC’s Compensation Committee for the 2025 Board of Directors Compensation Plan (the “2025 CIC Board Compensation Plan”). Under that plan, Mr. Albanese, Dr. Hensler, Ms. Barton, Ms. Harvey, Lord Lingfield and Raphael Diamond were approved to receive an annual cash retainer of $30,000 and an equity retainer of $60,000 for board service. Additional fees were approved and/or paid for service in leadership roles, including for Mr. Albanese as Co-Chair, Ms. Barton as Lead Director, Dr. Hensler and Ms. Barton as committee chairs, and Raphael Diamond, Ms. Harvey and Lord Lingfield as committee members. The cash portion of these amounts was accrued for seven of eight directors, and the 2025 CIC Board Compensation Plan was extended through the first quarter of 2026. Raphael Diamond served as a director of CIC from June 2024 to November 2025 but was no longer serving as of the date of this proxy statement/prospectus.

On November 1, 2025, CIC entered into a six-month consulting agreement with Laura L. Barton, a director of CIC, pursuant to which Ms. Barton agreed to assist CIC’s management in preparation for the proposed transaction. Under the agreement, Ms. Barton receives $20,000 per month and 250,000 Class B shares of CIC. As of May 1, 2026, the agreement had been extended for an additional two months. The aggregate cash amount payable under the agreement through April 30, 2026 was $120,000, and the 250,000 Class B shares were issued on April 6, 2026. As of July 1, 2026, the agreement was extended an additional two months through August 31, 2026, for $10,000 per month plus an additional $225 per hour for hours incurred over 85 hours per month.

Related Party Financing Arrangements

CIC’s Funding from CIC LLC and Te Rito

In November 2023, CIC issued the 2023 Convertible Note to CIC LLC in the principal amount of $1,200,000, bearing interest at a simple rate of 6.0% per annum (“2023 CIC LLC Convertible Note”). CIC LLC is the majority stockholder of CIC and is controlled by Mr. Gregory P. Stemm, a director and executive officer of CIC. The 2023 CIC LLC Convertible Note is payable on demand by the holder or at CIC’s election at any time on or after November 3, 2023, as such has been classified as a current liability in the accompanying balance sheets. The holder has the option to convert the unpaid principal and accrued interest into Class A Voting Shares of CIC at a conversion price of $2.00 per share. In connection with the issuance of the 2023 CIC LLC Convertible Note, CIC also issued CIC LLC a warrant to purchase up to 156,000 Class A Voting Shares at an exercise price of $0.0001 per share (the “CIC LLC Warrant”). As of June 30, 2026, the outstanding balance of the 2023 CIC LLC Convertible Note, including accrued interest, was $1,105,466.

In February 2024, CIC LLC assigned $250,000 of its right, title, and interest in the indebtedness outstanding under the 2023 CIC LLC Convertible Note to Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (the “Provident Holder”). The beneficiary of the Provident Holder, Raphael Diamond, became a director of CIC in June 2024. A new Convertible Promissory Note was issued by CIC to the Provident Holder to evidence the assigned indebtedness, with substantially identical terms to the 2023 CIC LLC Convertible Note. Concurrently, CIC LLC assigned to the Provident Holder up to 32,500 of the 156,000 Class A Shares purchasable under the original CIC LLC Warrant, and a new warrant was issued to the Provident Holder on the same economic terms. After the partial assignment, CIC LLC retained $950,000 of the principal balance and 123,500 of the warrant shares. As of June 30, 2026, the outstanding balance of the Provident note, including accrued interest, was $285,836.

CIC has borrowed funds from Te Rito O Taku Peu Tupuna, a Cook Islands cultural arts trust of which Laurie Stemm, the wife of Gregory P. Stemm, CIC’s director and Chief Executive Officer, is a trustee. The indebtedness bears interest at 8.0% per annum, and CIC is current in its monthly payments on such indebtedness. As of June 30, 2026, the outstanding balance of such indebtedness was $543,842.

Accrued Compensation

Certain of CIC’s directors and executive officers have agreed to deferred payment of compensation and expense reimbursement amounts that would otherwise have been payable to them in cash. In lieu of the compensation and expense reimbursement amounts, CIC has issued promissory notes to three of such persons.

As of June 30, 2026 the principal and accrued interest on such notes was:

Thomas Albanese $0

Gregory P. Stemm controlled entity $483,881

Adam Stemm controlled entity $28,629

CIC repaid the note payable to Mr. Albanese by the issuance of Class B shares in April 2026.

The note payable to an entity controlled by Gregory P. Stemm bears interest at an annual rate of 8%, and all principal and accrued interest are due on December 31, 2026. The note payable to an entity controlled by Adam Stemm bears interest at an annual rate of 12%, and all principal and accrued interest are due on December 31, 2026.

In addition, CIC’s other directors have agreed to deferred payment of compensation and expense reimbursement in amounts that are not represented by promissory notes. Those amounts are:

Karen Jane Harvey $ 43,750

Laura L. Barton $ 106,875

Philipp Hensler $ 90,000

Bix DiMeo $ 7,500

Raphael Diamond $ 35,000

Convertible Notes Held by MHCI, Provident and Other Related Holders

Minerals Harvesting Cook Islands I (“MHCI”), Minerals Harvesting Cook Islands II (“MHCI-2”) and Provident Trust were controlled by Raphael Diamond, who at the time of the underlying transactions was in the process of becoming a director of CIC. In April 2026, AOM acquired the MHCI SPA, MHCI-2 and Provident instruments. CIC has agreed to amend those instruments to assign all rights thereunder to AOM, authorize AOM to convert the obligations into CIC equity at $1.00 per share and remove anti-dilution provisions from those agreements. As of June 30, 2026, the outstanding balances, including principal and accrued interest, were $11,965,203 for MHCI SPA, $7,619,258 for MHCI-2 and $285,856 for Provident Trust.

CIC LLC Note Purchase Agreement with AOM

On April 8, 2026, in connection with the Merger Agreement, CIC LLC and AOM entered into the CIC LLC Note Purchase Agreement, as amended on June 17, 2026, pursuant to which CIC LLC issued and sold to AOM a convertible promissory note in an aggregate principal amount of $5.0 million. The note bears interest at 8.0% per annum, payable in kind on a quarterly basis, matures on April 7, 2030, and is convertible by AOM in connection with the exercise of the CIC LLC Option. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, a director and executive officer of CIC. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC LLC Note Purchase Agreement.”

CIC Limited Note Purchase Agreement with AOM

On April 8, 2026, in connection with the Merger Agreement, CIC and AOM entered into the CIC Limited Note Purchase Agreement pursuant to which CIC may issue and sell to AOM a convertible promissory note in an aggregate principal amount of up to $20.0 million, with staged draw requests. Depending upon the amount advanced under the CIC Limited Note Purchase Agreement, exercise of AOM’s conversion privilege may result in AOM’s being the owner of more than 5% of CIC’s outstanding shares. In addition, AOM purchased certain Convertible Notes from MHCI which, if converted, would result in ownership over 5%. Further, Mr. Albanese, a director of CIC, is the Chairman of AOM. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC Limited Note Purchase Agreement.”

Strategic Investment, Acquisition and Equity Exchange Arrangements

CIC Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC (the “CIC Stockholders”) entered into the CIC Equity Exchange Agreement pursuant to which the CIC Stockholders agreed to exchange their CIC Shares for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each participating CIC Stockholder a number of shares of Odyssey Common Stock determined by multiplying the number of CIC Shares exchanged by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the value per share of Odyssey Common Stock paid by the AOM PIPE Investors. The aggregate maximum number of shares of Odyssey Common Stock issuable under the CIC Equity Exchange Agreement is subject to the applicable 19.9% Nasdaq limits, unless Odyssey obtains the requisite stockholder approval and otherwise complies with applicable Nasdaq rules (which approval is being sought as Proposal No. 2 in this proxy statement/prospectus). Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions— Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC LLC Note Purchase Agreement.”

CIC LLC Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and CIC LLC entered into the CIC LLC Option Agreement pursuant to which, following the six-month period after completion of the Merger, Odyssey has the right, but not the obligation, to purchase CIC shares from CIC LLC, after appropriate government approvals. The purchase price per share is based on the valuation of CIC divided by the total number of issued and outstanding CIC shares, assuming full conversion or exercise of all outstanding options, warrants, convertible securities or similar rights. The valuation of CIC for this purpose will be $200.0 million before approval of a pre-feasibility study, $225.0 million after such approval and before issuance of a trial harvesting license, and $300.0 million after issuance of a trial harvesting license. The valuation thresholds assigned to CIC Limited were the result of arm’s-length negotiations between the parties. In establishing these valuation levels, the parties considered a variety of factors, including the stage of development of the CIC Limited project, the status of regulatory approvals, the size and prospective resource potential of the licensed contract areas, comparable transactions and investments in the deep-sea mineral sector, and the anticipated increase in value associated with the achievement of significant project milestones. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, a director and executive officer of CIC. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC LLC Option Arrangements.”

CIC Limited Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC (the “CIC Option Stockholders”) entered into the CIC Limited Option Agreement pursuant to which, at any time and from time to time following the six-month period after completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by that stockholder. The purchase price per share is equal to the valuation of CIC divided by the total number of issued and outstanding shares of CIC, assuming full conversion or exercise of all outstanding options, warrants, convertible securities or similar rights. The valuation of CIC for this purpose will be $200.0 million prior to approval by the Cook Islands Seabed Mineral Authority of a pre-feasibility study, $225.0 million after such approval and before issuance of a trial harvesting license, and $300.0 million after issuance of such trial harvesting license. The valuation thresholds assigned to CIC Limited were the result of arm’s-length negotiations between the parties. In establishing these valuation levels, the parties considered a variety of factors, including the stage of development of the CIC Limited project, the status of regulatory approvals, the size and prospective resource potential of the licensed contract areas, comparable transactions and investments in the deep-sea mineral sector, and the anticipated increase in value associated with the achievement of significant project milestones. The purchase price is payable by Odyssey in a combination of cash and shares of Odyssey Common Stock, in such amounts and proportions as Odyssey determines in its sole discretion. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—CIC Limited Option Arrangements.”

Royalty, Revenue Participation and Other Economic Interest Arrangements

CIC Revenue Participation Agreement with AOM

On February 2, 2026, CIC and CIC LLC, as guarantor, entered into a revenue participation agreement with AOM pursuant to which AOM was granted a perpetual revenue participation interest equal to 1.0% of gross proceeds, as defined in the agreement, derived from the sale or other disposition of minerals recovered from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CIC. Pursuant to the agreement, AOM advanced an aggregate of $5.0 million. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8.0% per annum. To secure CIC’s obligations under the agreement, CIC granted AOM a security interest over its present and after-acquired personal property, and CIC LLC guaranteed CIC’s obligations. AOM subsequently agreed to assign its rights under the agreement to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, a director and executive officer of CIC. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—CIC Revenue Participation Agreement.”

Service, Consulting, Management and Lease Arrangements

Odyssey Service Agreements

Odyssey provided services to CIC under the Services Agreement, dated as of January 4, 2019, and the Services Agreement, dated as of August 1, 2020 (collectively, the “Odyssey-CIC Services Agreements”). Odyssey is the parent company of Odyssey Marine Minerals LLC, the owner of approximately 14% of CIC’s Class B Shares. At the expiration of the Odyssey-CIC Services Agreements on August 1, 2025, Odyssey earned 18,819,049 Class B Shares of CIC through the provisions of services thereunder. The Class B Shares were issued in April 2026, and CIC has no outstanding obligations under the Odyssey-CIC Services Agreements.

Management Services Agreement with CIC LLC

Effective January 1, 2021, CIC and CIC LLC entered into a Management Services Agreement pursuant to which CIC LLC provides specialty consultants for marine operations, scientific, processing, executive, finance and administrative services to CIC. CIC LLC is CIC’s majority stockholder and is controlled by Gregory P. Stemm, CIC’s Co-Chairman and Chief Executive Officer. CIC LLC charges a 5.0% overhead fee for personnel provided to CIC. CIC currently obtains the services of 12 additional consultants through this arrangement. It is anticipated that a new services agreement will be entered into upon completion of the Merger.

Director Consulting Services Agreement

Please refer to the section entitled “Certain CIC Relationships and Related Party Transactions—Transactions with Directors, Officers, 5% Holders and Immediate Family Members—Directors’ Fees and Director Consulting Arrangements.”

Lease Transactions

CIC leases six properties from relatives of or entities controlled by Shona Mato Lynch, CIC’s Cook Islands Country Manager. Three of the properties are leased on a month-to-month basis with aggregate annual rental of US$138,945. The remaining properties are leased pursuant to lease agreements (a) expiring in May 2027, with an annual rental of US$12,744, (b) expiring in January 2029, with an annual rental of US$15,900, and (c) expiring in February 2029, with an annual rental of US$16,900.

Employee Compensation

Adam Stemm, CIC’s Chief Operating Officer, is the son of Gregory P. Stemm, CIC’s director and Chief Executive Officer. Adam Stemm receives an annual salary of $150,000.

Scott Stemm, CIC’s IT and Logistics Manager, is the brother of Gregory P. Stemm. Scott Stemm receives an annual salary of $90,000.

Adam Stemm and Scott Stemm are also provided accommodations and transportation pursuant to CIC policy applicable to foreign workers working in the Cook Islands.

Outstanding Balances, Repayments and Other Obligations

The outstanding balances on the debt obligations described above, including principal and accrued interest through June 30, 2026, are:

Debtholder	Outstanding Balance
CIC LLC	$1,105,466
MHCI SPA	$11,965,203
MHCI-2	$7,619,258
Provident Trust	$285,836
Te Rito	$958,307

Review, Approval or Ratification of Related-Person Transactions

Pursuant to the CIC Limited Commitment and Payment Authority Matrix approved in October 2023, transactions with a committed dollar value in excess of $2,000,000 require board approval. CIC also requires board review and approval of related-party transactions. In reviewing a related-party transaction, the board considers the identity of the related person, the nature and extent of the related person’s interest, the business purpose of the transaction, the material terms of the transaction and whether the transaction is fair and reasonable to CIC in light of the circumstances. All of the transactions described above were approved by the CIC board. Interested directors did not participate in the approval of transactions in which they had a direct or indirect material interest.

INFORMATION ABOUT OML

Unless otherwise indicated or the context otherwise requires, references in this section to “OML” refer to Ocean Minerals, LLC, a Cayman Islands limited liability company, and its consolidated subsidiaries.

Corporate History and Organizational Structure

OML was originally formed as a Texas limited liability company in February 2016 (“OML Texas”). Since its inception, OML has been principally engaged in the exploration and development of deep-ocean seabed minerals resources in the Cook Islands exclusive economic zone, or EEZ.

In 2022, OML Texas completed a reorganization under which the company was re-domesticated as a Cayman Islands limited liability company and in which the members of OML Texas contributed respective membership interests in OML Texas to OML in exchange for membership interests in OML, after which OML Texas was dissolved. In connection with such reorganization, the assets of OML Texas, principally consisting of equity interests in its below-described subsidiaries, became owned by OML.

Since its inception and prior to March 20, 2026, OML has raised an aggregate of approximately $29.4 million in equity capital through various price placements of its membership interests, including a private placement that closed in 2022 in which Transocean Minerals Holdings Limited (“Transocean”) invested an aggregate of $10.0 million in OML in exchange for 654,476 membership interests of OML and private placement completed in July 2023 in which Odyssey invested an aggregate of $6.0 in exchange for 293,399 membership interests of OML. OML currently has approximately equity holders, including AOM and Odyssey.

In August 2022, OML entered into a loan agreement with Transocean in which Transocean loaned to OML an aggregate of $4.5 million, and a further loan in the amount of $3.0 million was made under the loan agreement in 2024. In March 2026 and in anticipation of the Merger, AOM purchased the Transaction loan from Transocean and converted such loan into an aggregate of 1,963,639 OML Units.

On March 20, 2026, AOM and OML entered into the OML Unit Purchase Agreement with AOM pursuant to which AOM agreed to purchase 997,995 OML units for $20.0 million, and on such date, AOM paid an initial $7.5 million advance in exchange for 366,748 OML units. In addition, at any time and from time to time, AOM has the right to acquire additional OML units sufficient to hold at least 67% of the outstanding OML units, subject to the terms of the agreement. Please refer to the section entitled “Certain Agreements Related to the Merger—OML Unit Purchase Agreement.”

The OML Equity Exchange Agreement contemplates that all or substantially of the members of OML, excluding AOM and Odyssey, will exchange their OML units or unit options for shares of Odyssey common stock in connection with the Merger (the “OML Equity Exchange”). As a result of the OML Equity Exchange Agreement and assuming that all equity holders of OML exchange their OML units for shares of Odyssey common stock in the OML Equity Exchange, then OML will become a wholly owned subsidiary of the combined company following the Merger. Please refer to the section entitled “Certain Agreements Related to the Merger—OML Equity Exchange Agreement.”

Business Plan

OML is an exploration-stage company focused on exploring and advancing polymetallic nodule resources in the Cook Islands EEZ. In 2016, prior to the organization of OML, Deep Reach Technology, Inc., an underwater mining engineering and consulting company (“DRT”), was founded using a $2.0 million study grant from the Army Research Lab with an objective to identify Rare Earth Element (“REE”) deposits on the seabed. This process led DRT to the Cook Islands, where DRT identified a sizable REE sedimentary source and also noted the existence of large, cobalt rich polymetallic nodule fields in the Cook Islands EEZ. As a result of this discovery, DRT organized OML in 2016 for the purpose of pursuing the identified deposits and to develop the resources therein.

OML currently has two distinct projects: an active deep-sea polymetallic nodule project known as Moana-1 that is currently in the exploration stage (“Moana-1”) and a currently inactive deep-sea sediment project currently at a prospecting or pre-exploration stage (the “Sediment Project”). Both projects are situated within the Cook Islands EEZ and are therefore under the Cook Islands’ jurisdiction as an independent Commonwealth nation with stable governance. The Cook Islands is currently the only country in the world with seabed mining regulations in place for polymetallic nodules. Although OML is currently actively pursuing only the Moana-1 project and was awarded an exploration license from the Cook Islands in February 2022 for an area of 23,630 square kilometers for polymetallic nodules, OML has an agreement with the Cook Islands government which grants OML exclusive rights or rights of first refusal to apply for a prospecting permit and/or exploration license for the Sediment Project for over approximately 36,000 square kilometers of the seabed considered highly prospective for containing rare earth element-enriched sediments.

In February 2022, Moana Minerals Limited, a wholly owned subsidiary of OML (“Moana Minerals”), was awarded an exploration license (the “Exploration License”) by the SBMA, which is the Cook Islands government agency responsible for the management and regulation of all seabed minerals activity under the jurisdiction of the Cook Islands. The Exploration License was granted for an area of 23,630 square kilometers in the Cook Islands EEZ and is valid for a term of five years. An application for license renewal can be made at least 90 days before the expiry of the license in line with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). The SBMA Act and regulations there under provide the holder of an exploration license with defined rights and the ability to extend the license for a further three terms each of up to five years, provided the requirements as defined in the applicable regulations are met. OML’s current intent is to complete its program of work required to submit an application for a project permit and mineral harvesting license within the initial five-year term.

Activities under the Environmental Act and Environment (Seabed Minerals Activities) Regulations (2023) are managed under a tiered system: Tier 1 activities are managed under the Exploration License, Tier 2 activities require an Environmental Consent, and Tier 3 activities require an Environmental Permit after submission of an Environmental Impact Assessment (EIA).

For exploration activities, Moana Minerals must provide environmental notice (e.g. environmental significance declaration) and an objectives plan prior to each cruise to the licensed area. The company is also required to obtain activity-specific permits for various specific day-to-day business tasks. For activities such as trial mining and mineral harvesting, Moana Minerals will need to undertake an environmental risk assessment, environmental scoping exercise and report, environmental impact assessment, environmental impact statement, environmental management system including an environmental management and monitoring plan, and closure plan.

Under the Cook Islands Environment Act 2023 and the Environment (Seabed Minerals Activities) Regulations 2023, commercial seabed mining is considered a Tier 3 Activity that requires an environment and social impact assessment (an “ESIA”) to be undertaken, and an environment permit to be granted prior to commencement of operations. The first step in the Cook Islands ESIA permitting process is to undertake an Environmental Scoping Exercise, which describes the project, the existing social and biophysical environment, potential issues and impacts that may occur during operations and a proposed method for assessing those impacts during the ESIA. OML and its contractors, ERIAS Group and Fathom Pacific, undertook an Environmental Scoping Exercise, culminating in a 187-page ESIA Scoping Study report that was submitted to the National Environment Service (NES) in January 2025. Submission of the report to NES was the official commencement of the environmental approvals process for the project and forms the basis for ESIA studies.

Moana Minerals has commenced ESIA studies, including installation of long-term oceanographic moorings to characterize the physical aspects of the water column such as ocean currents, salinity, temperature, water clarity, downward sediment flux and noise. Additional studies that have commenced include the characterization of seafloor sediments and collection of biological samples. Now that the ESIA has formally commenced, extensive field and desktop studies are scheduled to proceed to support the ESIA. These studies have already been scoped, and a number of them have been awarded to specialist scientific groups. An extensive stakeholder engagement program has been underway by OML for a number of years, and this program of work will become more formalized during the ESIA.

Royalties under Cook Islands law are addressed within the Seabed Minerals (Royalties) Regulations 2013. The regulations state that holders of a mining license are liable for a royalty equal to 3% of the export value of minerals recovered under a mining license. The export value of minerals recovered is the free-on-board (FOB) price received. Transfer pricing considerations are included in Income Tax (Transfer Pricing) Regulations 2014. Under the Seabed Minerals Act 2019, any royalties paid to the Crown or the Authority (Seabed Minerals Authority; SBMA) are to be managed by the Ministry of Finance and Economic Management separately from other public money within an established sovereign wealth fund.

Moana-1 Project

The Moana-1 project is located within the EEZ of the Cook Islands in the South Pacific Ocean (See Figure 1 below). While the Exploration License is confined to an area of 9,118 square miles, the project is part of a wider known deposit of polymetallic nodules found within the Cook Islands EEZ. The project is located on the seabed, more than 5,000 m below sea level. The project is located 323 miles from Avarua, Rarotonga, 163 miles from Aitutaki, and 2,370 miles from Auckland, New Zealand.

Figure 1

OML has not commenced commercial harvesting or production. Its current business consists of resource definition, environmental research and studies in support of baseline compilation and compiling the ESIA, technical and engineering work, delivery of a pre-feasibility report, work program planning and advancing the project through the Cook Islands regulatory process. An estimated 18 to 24 months are required to submit applications for environmental permits and a harvesting license for the project, the award of which is subject to completion of the required milestones and securing of approvals.

Concurrent with this, OML is conducting advanced engineering diligence of harvesting solutions from Transocean and GSR and other vendors for the contemplated build-out of a riser-lift harvesting system, which is expected to be chartered by OML under a production contract. Similarly strategic partners are being sought to provide metallurgical processing facilities for extraction of sellable product from harvested nodules. This work will be conducted in conjunction with the AOM management team.

The grant of the Exploration License for Moana-1 in February 2022 resulted in the initiation by OML of a planned 5-year exploration program. The exploration program has been made possible by the capabilities of OML’s dedicated and owned research vessel, the MV Anuanua Moana (See Figure 2). This vessel is owned and operated by OML’s wholly owned subsidiary, Kiva Marine Limited. The vessel was bought and specifically converted in Europe and the USA in 2022 to be a dedicated deep-sea exploration research ship, equipped with almost all of the tools and equipment required for successful, efficient, deep sea mineral exploration.

Figure 2

Since the awarding of the exploration license, MML has mapped almost 23,000 square kilometers (or 99.9%) of the Moana-1 project area, conducted six deep-sea exploration expeditions, commenced and continued conducting environmental and geological sampling and analysis, deployed long term environmental mooring arrays, collected an approximately six tonne bulk nodule sample, and recovered approximately 588 seabed samples. The company has also continued to implement a structured community engagement program with community members in the Cook Islands. MML has provided nodule sample material for bench scale testing to multiple potential commercial processors, in addition to contracting with two independent metallurgical process testing facilities to develop the company’s own proprietary hydrometallurgical process (Cuprion Sulphate).

In February 2025, OML updated its 2019 OML preliminary economic assessment to align with Cook Islands nodule exploration standards that require completion of a pre-feasibility report generally in accordance with the JORC Code, which is the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves. This update also captured results from OML’s recently updated resource definition (updated JORC Resource Report and Regulation S-K Item 1300 Technical Report) and mineral resource modeling, information from process testing of Cook Islands nodules, current information on pricing for metal products, revised estimates for the cost of mining and processing, and updated analysis of industry risks based upon progress made over the last 4 years by multiple companies and agencies in the deep-sea mining space. This update provided the foundation for the pre-feasibility report that was completed in August 2025 and that is described below.

OML believes that its development plan for the Moana-1 project could result in commercial production as early as late 2028 if all studies and analysis are completed and a required Mineral Harvesting License is granted by the SBMA (the “Mineral Harvesting License”). To meet this schedule, the next two years of development under the terms of the Exploration License will focus on the following:

•	completion of environmental data collection and execution of a program of scientific studies culminating in an environmental assessment and submission of an ESIA to the National

Environment Service (NES) of the Cook Islands and application for a project (environmental) permit;

•	execution of a prefeasibility level engineering and economic analysis for a full mining and processing system; and

•	formal application to the SBMA for a Mineral Harvesting license.

Business Strategy

The following are the key elements of OML’s business strategy with respect to the Moana-1 project:

•	completing the exploration program and securing a Mineral Harvesting License and permission to commence harvesting operations;

•	completing the development of the harvesting system to harvest nodules from the seafloor and transport them to one or more transfer ports for delivery to processing facility(ies); and

•	completing the development of the processing system to receive the raw nodule ore and produce metals and metal compounds in the form(s) required for end users.

The following is more detailed information regarding reach of these key elements:

Completing Exploration Program and Securing Mineral Harvesting License

Moana Minerals’ exploration program is designed to achieve two key objectives: (1) understanding the likely environmental impact of harvesting operations and (2) developing the design basis and feasibility assessment for an end-to-end harvesting, transport, and processing operation sufficient to demonstrate economic and financing viability. These objectives encompass environmental baseline assessment (including sampling and analysis of chemistry and biology across the water column, air, sea surface, seabed, and underlying sediment), completion of an ESIA (for which a scoping study has been completed and delivered to the National Environmental Service), resource definition upgrades (completed in 2024 using data from 2023 expeditions), and the conduct of a Preliminary Feasibility Study required to support project financing. Environmentally focused campaigns are planned for 2025 and 2026.

The exploration program is structured to culminate in the securing of a Mineral Harvesting License. The principal steps and conditions for securing a Mineral Harvesting License will include the completion and release of the Preliminary Feasibility Study (currently targeted for release in the third or fourth quarter of 2026), the completion of the ESIA process (currently targeted for completion in the fourth quarter of 2027), the filing of an application for a Project (Environmental) Permit (such filing is currently targeted for the first quarter of 2028), and the filing of the application for a Mining Harvesting License (such filing is currently targeted for the first half of 2028). The award of a Project (Environmental Permit) and Mining Harvesting License is subject to processes and requirements outlined in the SBMA Act and Cook Islands Environmental Act, and Moana Minerals currently expects that award process for both permits could take 10 to 16 months. The foregoing timeframes and estimated completion and filings dates are only current estimates, and there is no assurance that the foregoing requirements will be satisfied within the indicated estimated timeframes, if at all.

Completing Development of Harvesting System

Moana Minerals has sized its harvesting system to deliver approximately 3.3 million tons of nodules (dry weight) per year from a single operation. The harvesting system concept comprises a self-propelled seabed nodule collector, a riser and lift system utilizing multiple mechanical lift pumps to transport nodules as a slurry to the surface, a surface-based production vessel from which the collector and riser are deployed and controlled, and standard bulk ore carriers for transport of harvested nodules to one or more ports for offloading and processing.

The collector hydraulically recovers nodules from the seafloor, separates most sediment for discharge, and introduces the nodule-water slurry to the riser for pumping to the surface. See Figure 3 for a graphic illustration of the components of the planned design of the system.

Moana Minerals’ preferred provider for mineral harvesting services is the team of GSR and Transocean, with whom agreements are in place to provide a turn-key system concept with cost information sufficient for the Preliminary Feasibility Study. The method of mining was first successfully pilot tested over 50 years ago, and more recent integrated pilot tests have been conducted by other industry participants, including in the Clarion-Clipperton Zone. Transocean and GSR are currently proposing to convert an existing drill ship for harvesting operations, which they have indicated should be operational and tested in 2027, with initial capacity of approximately 1.7 million tons per annum and full-scale production capacity expected to come into operation one to two years after award of the harvesting license.

-1000
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Seabed Nodule Collector (PATIII)

Figure 3

Development of Processing System

Moana Minerals is initially focused on processing nodules at one or more existing brownfield sites that can be adapted for nodule processing, as such sites have much of the required infrastructure already in place and may cost approximately 40–60% of a greenfield facility while also reducing the timeframe for government approvals. The most likely locations for initial processing appear to be in Australia, with additional options under consideration in South Korea, Indonesia, and the United States. Moana Minerals has completed bench-scale testing of a modified Cuprion hydrometallurgical process on Cook Islands nodules, achieving cobalt extractions exceeding 90%, in bench-scale testwork by BGRIMM and ALS. Four processing options are currently under evaluation as part of the Preliminary Feasibility Study: a modified Cuprion process, a reductive acid leach process, a high-pressure acid leach process, and a combined pyrometallurgical and hydrometallurgical approach. Moana Minerals has retained Kingston Process Metallurgy Inc., a minerals processing solutions provider, to assist with the Preliminary Feasibility Study, process selection, and subsequent detailed plant design. Moana Minerals intends to strategically partner with processing companies to develop the supply chain from receipt of nodules through delivery of battery chemicals and metals to market, and is also exploring the establishment of greenfield processing plants within the United States and U.S. territories to support domestic critical metals supply chains.

Jurisdictions and Principal Offices

OML is a Cayman Islands limited liability company and, through its wholly owned operating subsidiary, Moana Minerals Limited, its principal operations are tied to the Cook Islands exclusive economic zone and are subject to the regulatory oversight of the SBMA.

OML’s registered office is c/o Services Caymans Ltd, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. OML’s principal executive offices include the operational offices of Moana Minerals Limited at Watson House, 2nd Floor, Avarua, Rarotonga, Cook Islands, from which management and technical oversight of operations are conducted. OML also maintains an administrative office at 480 W Jubal Early Drive, Suite 350, Winchester, Virginia 22601.

Ownership Chart and Subsidiaries

OML is a Cayman Islands limited liability company, and under OML’s limited liability company agreement as currently in effect (the “OML LLC Agreement”), the equity interests of OML are represented by a single class of membership units (the “OML Units”). As of June 30, 2026, OML had 7,019,821 OML Units outstanding, and 517,312 OML Units were issuable pursuant to outstanding options to purchase OML Units. OML has approximately 39 holders of outstanding OML Units and unit options.

The following table sets forth information regarding the beneficial ownership of OML Units as of June 30, 2026 by (i) each of OML’s current directors and executive officers, (ii) all current directors and executive officers of OML as a group and (iii) each person known by OML to beneficially own more than 5% of the outstanding OML Units. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the relevant securities. The information in the table excludes OML Units issuable upon exercise of outstanding options to purchase OML Units. Except as otherwise indicated in the notes to the table, OML believes that each beneficial owner identified below has sole voting and investment power with respect to the securities shown as beneficially owned by such person. Unless otherwise indicated, the address of each beneficial owner is c/o Ocean Minerals, LLC, 1414 Enclave Parkway, Houston, Texas 77077.

Name(1)	OML Units	Percentage Ownership	Percentage Voting Rights
American Ocean Minerals Corporation(2)	2,330,387	33.2%	33.2%
Transocean Minerals Holdings, Limited(3)	912,345	13.0	13.0
Directors and Executive Officers as a Group(4)	2,265,388	32.3	32.3
John Halkyard	1,201,469	17.1	17.1
David Huber	735,972	10.5	10.5
David Keddington	—	—	—
Hans Smit	102,212	1.5	1.5
Karl Winter	225,735	3.2	3.2
Other Unitholders(5)	1,511,701	21.5	21.5

Total	7,019,821	100.0%	100.0%

(1)

Beneficial ownership is based upon 7,019,821 OML Units outstanding as of June 30, 2026. Because OML has a single class of membership units, percentage ownership is based on the total number of outstanding OML Units.

(2)

American Ocean Minerals Corporation, or AOM, beneficially owns 2,330,387 OML Units, representing approximately 33.2% of the outstanding OML Units. Such holdings consist of 1,963,639 OML Units acquired upon AOM’s exercise of lender conversion rights following its acquisition of the Transocean loan in March 2026 and 366,748 OML Units issued to AOM in exchange for its initial $7.5 million advance under the OML Unit Purchase Agreement. AOM also has the right, but not the obligation, to acquire additional OML Units sufficient to hold at least 67.0% of the outstanding OML Units pursuant to the OML Unit Purchase Agreement, although such additional OML Units are not considered as beneficially owned for purposes of this table.
(3)	Transocean Minerals Holdings Limited beneficially owns 912,345 OML Units, representing approximately 13.0% of the outstanding OML Units as of June 30, 2026.
(4)	Includes the OML Units beneficially owned individually by all current directors and executive officers of OML as a group.
(5)

“Other Unitholders” include approximately 30 unitholders, each of whom owns less than 5.0% of the outstanding OML Units. OML has confirmed that no person or group included in this category beneficially owns 5.0% or more of the outstanding OML Units.

OML conducts its business activities and operations through five wholly owned subsidiaries, which are as follows:

•	Moana Minerals Limited, a Cook Islands limited company organized in 2021 to obtain and hold the OML Exploration License.

•	Kiva Marine Limited, a Cook Islands limited company organized in 2022 to acquire and hold OML’s research vessel.

•	Moana Minerals, Inc., a Texas corporation organized in 2022 to provide administrative and personnel services to OML’s other subsidiaries.

•	OML Rare Earth LLC, a Delaware limited liability company organized in 2022 to enter into a rare earth sediment contract with the Cook Islands.

•	Retriever, Inc., a Nevada corporation acquired by OML from Odyssey in 2023 for the purpose of acquiring OML’s remotely operated vehicle (ROV).

Capitalization

As of the date of this proxy statement/prospectus, OML’s capitalization is as follows:

OML Units
Outstanding	7,019,821
Issuable pursuant to outstanding options	517,312
Total fully diluted	7,537,133

As of December 31, 2025, the outstanding principal balances of OML’s material debt of OML was comprised of a loan payable to Transocean in the amount of $7.5 million in outstanding principal and $2,318,195 of accrued but unpaid interest, commitment and availability fees, as well as officer bridge loans payable to Messrs. Hans Smit and David Huber in the aggregate amount of $275,000 in outstanding principal and approximately $82,000 in accrued but unpaid interest. In March 2026, the loan payable to Transocean was purchased by AOM and converted into an aggregate of 1,963,639 OML Units, and the officer bridge loans were repaid in cash in March 2026.

Directors and Executive Officers

The following table sets forth the names, ages and positions of OML’s directors and executive officers.

Name	Age	Position
John Halkyard	81	Founder, Co-Chairman and Chief Executive Officer
Hans Smit	60	Co-Chairman
David Huber	76	Board Lead Director, Chair of Compensation and Governance Committee
Karl Winter	64	Director and Legal Counsel
David Keddington	50	Director

John Halkyard

Dr. John Halkyard is Chairman of the Board of Managers of OML and has served as a member and Chairman of the Board of Managers of OML since 2016. Dr. Halkyard is an ocean engineer with extensive experience in deep-ocean projects involving mining and oil and gas. He currently serves as Chairman of the Board of Deep Reach Technology, Inc., a position he has held since 2011, and is also a visiting professor at Universidad de los Andes in Bogotá, Colombia. From 2000 to 2007, Dr. Halkyard served as Vice President of Research and Development and Chief Technical Adviser of Aker Maritime, Inc. From 1988 to 2000, he served as Technical Director of Deep Oil Technology, Inc., where he helped develop and commercialize the deepwater oil and gas platform known as the “Spar.” Earlier in his career, Dr. Halkyard served as Director of the Ocean Mining Laboratory for the Kennecott Manganese Nodule Consortium, where he led mining-system development efforts. Dr. Halkyard holds a Doctor of Science degree in ocean engineering from the Massachusetts Institute of Technology and a Bachelor of Science degree in engineering science from Purdue University. He is also a professional mechanical engineer licensed by the California Board of Professional Engineers, Land Surveyors and Geologists.

Hans Smit

Mr. Hans Smit is President and Chief Executive Officer of OML and has served as President and Chief Executive Officer and as a member of the Board of Managers of OML since February 2018. Mr. Smit has more than 20 years of worldwide experience in underwater mining, subsea engineering, operations and management. From 2014 to 2017, he served as Chief Executive Officer and President of Neptune Minerals, Inc. He previously served as Managing Director of IHC Marine and Mineral Projects, which provided services to the underwater mining industry worldwide. Prior to that, he served as Projects Director of Marine and Mineral Projects (Pty) Ltd., a company specializing in subsea diamond-mining engineering and operating solutions. Over the course of his career, Mr. Smit has been involved in the design, development, implementation and optimization of numerous underwater mining systems, including crawler technology used by De Beers for subsea diamond mining. Mr. Smit holds an associate degree in electrical engineering from Wingfield Technical College.

David Huber

Mr. David S. Huber is Senior Vice President of Business Development of OML and has served as a member of the Board of Managers of OML and as Senior Vice President of Business Development since 2018. Mr. Huber has approximately 45 years of experience in offshore oil and gas, both in the Gulf of Mexico and internationally. He began his career as a subsea drilling engineer at Exxon and later worked in the North Sea for Hamilton Oil Company, where he served in roles including Chief Engineer, Manager of Planning and Economics and Production Manager. He co-founded two deepwater exploration and production companies in the Gulf of Mexico: Mariner Energy, Inc., which later was acquired by Apache Corporation for approximately $4 billion, and Deep Gulf Energy, which later was acquired by Kosmos Energy Ltd. for approximately $1.25 billion. Mr. Huber retired in 2017 as Senior Vice President of Operations and Projects of Kosmos Energy. In addition to his service as a manager of OML, he serves on the boards of Neptune Minerals Plc, Respinnovation and Subsea Infrastructure LLC. Mr. Huber holds a Bachelor of Science degree in mechanical engineering from Oregon State University.

Karl Winter

Mr. Karl Winter is a member of the Board of Managers of OML and has served in that role since 2018. Mr. Winter has more than 34 years of experience in deepwater subsea equipment and offshore oil and gas projects. He has managed and worked on numerous deepwater projects around the world. He currently serves as the majority owner and managing member Solstice Capital, LLC, a private investment holding company whose holdings include Consortia International LLC d/b/a Hendrix Specialist Fabrication. Mr. Winter is also the founder, Chief Executive Officer and President of Ocean Flow International, an international offshore engineering company, and has founded and owns several other equipment and capital companies. Mr. Winter is the founder, former owner and former Chief Executive Officer of Ocean For International LLC, an engineering company specializing in offshore energy projects. Mr. Winter’s education includes a Master of Business Administration degree, a Master of Science degree in ocean engineering, a Bachelor of Science degree in engineering, a diploma in ocean engineering and a diploma in production engineering.

David Keddington

Mr. David Keddington is a member of the Board of Managers of OML and has served in that role since 2022. Mr. Keddington also serves as Vice President and Treasurer of Transocean, which he joined in 2006. At Transocean, he has held leadership roles of increasing responsibility in corporate planning, marketing and finance across multiple geographic locations, including Switzerland, Egypt and Malaysia. Prior to 2018, he served as Managing Director of Global Supply Chain at Transocean. Mr. Keddington holds a Bachelor of Science degree in chemical engineering from the University of Utah and a Master of Business Administration degree from Harvard Business School.

Employees and Consultants

As of June 29, 2026, OML had nine employees and four contractors, none of which are covered by collective bargaining agreements. All of our employees are full-time employees, four of which are located in the Cook Islands and five of which are located in the United States. OML’s employees provide a combination of executive, management, administrative, and technical services and expertise to OML, and the company’s contractors consist of a provider of CFO services and three metallurgists.

Assets and Properties

OML’s principal asset is its Moana-1 polymetallic nodule project located in the Cook Islands EEZ exploration license area, which covers approximately 23,630 square kilometers (the “Project”). OML has commissioned the consulting firm of RSC to prepare a Regulation S-K Item 1300 compliant report for the Project (the “RSC Report”). The RSC Report, issued May 6, 2026 and revised September 3, 2026, has an effective date of December 31, 2025 and estimates the OML Project at 417 Mt indicated and 102 Mt inferred polymetallic nodules at a 12.5 kg/m² cut-off grade. The RSC Report was prepared in accordance with the United States Securities and Exchange Commission’s Modernized Property Disclosure Requirements for Mining Registrants, as described in Regulation S-K Item 1300.

The following summary of the RSC Report is qualified in its entirety by reference to the full text of the RSC Report, which is filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part.

Property Description and Ownership

The Project is located within the EEZ of the Cook Islands and is confined to the boundary of “Exploration License 3” granted to Moana Minerals by the SBMA (“EL3”), which covers an area of approximately 9,118 square miles and is part of a wider known deposit of polymetallic nodules found within the Cook Islands’ EEZ. The center of the Project is located at 16.5° S and 159.5° W, approximately 323 miles from Avarua, Rarotonga, 163 miles from Aitutaki, and 2,370 miles from Auckland, New Zealand.

EL3 was granted to Moana Minerals on February 23, 2022, by the SBMA on behalf of the Cook Islands Government. The license is valid for a term of five years, expiring on February 23, 2027. An application for license renewal may be made at least 90 days before the expiry of the license, in line with Section 63 of the Seabed Minerals (Exploration) Regulations (2020). See Section 3 of the RSC Report for additional detail.

Holders of a mining license are liable for a royalty equal to 3% of the export value (on a free-on-board basis) of minerals recovered, pursuant to the Seabed Minerals (Royalties) Regulations 2013. There are no registered environmental liabilities in the Project area. See Sections 3.3 and 3.4 of the RSC Report.

Table 1 – MOANA Application Area coordinates.

ID	Block ID	LON	LAT	LON degrees	LAT degrees
1	Moana 1	-159.500	-17.000	159° 30’ 00.00” W	17° 00’ 00.00” S
2	Moana 1	-158.500	-16.000	158° 30’ 00.00” W	16° 00’ 00.00” S
3	Moana 1	-158.500	-17.000	158° 30’ 00.00” W	17° 00’ 00.00” S
4	Moana 1	-159.500	-16.000	159° 30’ 00.00” W	16° 00’ 00.00” S

160.0°W
159.0°W
158.0°W
16.0°S
17.0°S
Legend
Application Area
CIEEZ boundary
Blocks
CRS: WGS 84
Date: 04 December 2020
Author:
rsc
N
0
25
50 km
OCEAN MINERALS

Figure 1 - Location of OM proposed license Application Area within the CIEEZ

Geology and Mineralization

Polymetallic nodules are part of a spectrum of ferromanganese precipitates found throughout the world’s oceans. The Cook Islands are distinctive in having relatively ancient and stable ocean crust, coupled with very low modeled net export of organic material to the seabed and the interpreted influence of a long-lived deep-water ocean current. Most of the Project area consists of relatively flat abyssal plains, with sea knolls and seamounts scattered across the area, concentrated particularly in the center and center-west.

Nodule abundance in the Project ranges from 0 to 50.8 kg/m², with an average abundance of 26.9 kg/m². Nodule abundance is typically higher in areas of abyssal plains. The polymetallic nodules in the Cook Islands are geochemically unique compared to other deposits due to their low manganese-to-iron ratio (averaging 0.83) and elevated cobalt grades, which indicates the nodules are formed via hydrogenetic processes. This is further supported by relatively smooth nodule morphology and the low number of buried nodules recovered, as most nodules are found on the surface of the seabed. See Sections 6 and 7 of the RSC Report for a detailed discussion of the geological setting and mineralization.

Status of Exploration

Since 2019, Moana Minerals has conducted at least five cruises, using freefall grab, box core, multicore, and benthic sled sampling tools to collect polymetallic nodule samples, supported by remotely operated vehicle surveys. Exploration has been conducted to at least some extent across the entire Project area. The eastern and southern quadrants are the most explored, with sampling on a nominal 12-km grid. By contrast, the northwestern quadrant is the least explored, having been sampled on approximately 50-km sample spacing by the Japan International Cooperation Agency (“JICA”). See Sections 5 and 7 of the RSC Report.

RSC conducted a review of data quality (Section 8.6 of the RSC Report) and identified certain issues with the freefall grab and box core data. Video footage of the sampling was a critical component of the quality review process, as it allowed RSC to identify samples without sampling issues and to separate these from samples where issues had occurred. Based on the review of all available quality data, the qualified person regards the data as fit for the purpose of classifying Indicated and Inferred Mineral Resources.

Mineral Resources Estimate

The mineral resource estimate was prepared using ordinary kriging. A block size of 6,250 m × 6,250 m was selected for estimation, with sub-blocking of 3,125 m × 3,125 m applied for better definition of the license boundary and geomorphological domains. Sensitivity testing through variance of parameter settings found the estimate to be robust. A multifactor scorecard was also applied to data quality to support the classification of the estimate. The mineral resource has been classified following Regulation S-K Item 1300 definitions, with no material classified as Measured. The mineral resource, reported at a nodule abundance cut-off of 12.5 kg/m², is summarized in the following table. See Section 11 of the RSC Report for a detailed discussion of the mineral resource estimate.

Mineral Resource statement at a nodule abundance cut-off of 12.5 kg/m2.

Classification	Abundance (wet) kg/m2	Nodules (wet) Mt	Metal Grade
			Co (%)	Cu (%)	Fe (%)	Mn (%)	Ni (%)
Indicated	26.7	417	0.49	0.15	18.9	15.6	0.27
Inferred	26	102	0.5	0.1	19	16	0.2

Notes:

1.	Mineral Resources have an effective date of December 31, 2025.
2.	Mineral Resources are reported using the S-K 1300 definitions.
3.	The third-party firm responsible for the mineral resource estimate is RSC.
4.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
5.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.
6.	Abundance is the wet weight (kilograms) of polymetallic nodules per square meter.
7.	The estimate of tons and abundance is provided at a cut-off of 12.5 kg/m2.
8.	The estimate is reported where the modifying factor of slope has been considered, and the proportion of slope > 10° is applied locally to each block within the Low Abundance domain.
9.

Metallurgical recovery is not estimated or applied, for either the Indicated or the Inferred Mineral Resource. The Mineral Resources are reported in situ, before collection and before processing. Bench-scale leach test work has been completed on nodules recovered from the property and is described in Section 10 in the TRS; larger-scale testing is required before recoveries can be relied upon and no result has been adopted as a recovery assumption. Iron is reported as a grade but is not a pay metal and carries no recovery.

No mineral reserves have been estimated for the Project. See Section 12 of the RSC Report.

Qualitative Assessment Supporting Reasonable Prospects of Economic Extraction

The qualified person evaluated processing amenability qualitatively, as contemplated by Item 1302(d)(1)(i)(B) and Item 1302(d)(3)(iii) of Regulation S-K, and did so on the basis of two rounds of bench-scale leach testwork performed on nodules recovered from the property itself, by two independent laboratories, both employing the cuprous-ion ammoniacal route. That testwork establishes that the four pay metals credited in the estimate are recovered by a single flowsheet and are therefore consistent with each other.

The technical report summary records that larger-scale testing is required to demonstrate economic viability, and no laboratory result has been identified as an adopted metallurgical recovery estimate. A break-even sensitivity confirms that the selected cut-off remains economic if every recovery input falls to approximately 68 percent of the illustrative values used in that analysis, and remains economic on the cobalt credit alone, for both the Indicated and the Inferred class. No metallurgical recovery has been estimated, adopted or applied to either class, and no mineral reserve is reported. Iron is reported as a grade but is not a pay metal and carries no recovery.

Mining and Metallurgical Methods

Globally, the harvesting or mining of polymetallic nodules has not yet progressed past the integrated pilot stage, though technical methods are not likely to be a serious issue in the eventual economic development of polymetallic nodule resources. Moana Minerals has partnered with Transocean, the world’s largest deep-water drilling company, to develop a nodule harvesting system. Moana Minerals’ concept system comprises remotely operated nodule collectors connected to a surface vessel by a suspended pipe, with nodules transported via a riser and lift system to the surface, dewatered, and then transferred to bulk carriers for transport to processing facilities. See Section 11.11.2 of the RSC Report.

Moana Minerals has completed two rounds of metallurgical testing, at the Beijing General Research Institute for Mining and Metallurgy (“BGRIMM”) and at ALS Metallurgical, both utilizing the Cuprion process for extraction of cobalt, nickel, copper, and manganese. BGRIMM testing achieved extraction results of over 93% for cobalt, 85% for nickel, 61% for copper, and 60% for manganese. ALS testing demonstrated that the Cuprion leach process can achieve cobalt extractions exceeding 90%, nickel exceeding 80%, and copper exceeding 40%. Rare earth element extraction from leach residue using acid leaching demonstrated extractions averaging 85–90%. However, larger-scale testing is required to demonstrate economic viability. See Section 10 of the RSC Report.

Environmental Considerations

The RSC Report notes that there are no registered environmental liabilities in the Project area. Cook Islands environmental legislation is broadly aligned with equivalents in other jurisdictions. Activities under the Environmental Act and Environment (Seabed Minerals Activities) Regulations (2023) are managed under a tiered system, with exploration activities managed under the Exploration License, intermediate activities requiring Environmental Consent, and mining activities requiring an Environmental Permit after submission of an Environmental Impact Assessment. Moana Minerals has been required to submit detailed work programs, including Environmental Management Programs, which are reviewed by an independent licensing panel. See Sections 3.4 and 17 of the RSC Report.

Permits and Licenses

Please refer to the section entitled “—Our Business.”

Material Contracts

OML’s principal material agreements include the OML Unit Purchase Agreement, the OML Equity Exchange Agreement, the OML Revenue Participation Agreement, the Debt Assignment Agreement relating to the OML Credit Agreement, and the OML Collaboration MOU, each of which is described elsewhere in this proxy statement/prospectus. Collectively, these agreements provide for equity financing, acquisition and exchange mechanics, revenue participation rights, guaranty obligations, and credit acquisition and conversion mechanics in connection with AOM’s strategic investment in OML and the related transactions contemplated by the Merger.

OML Unit Purchase Agreement

Under the OML Unit Purchase Agreement, AOM agreed to invest up to $20.0 million in OML in exchange for OML Units. Pursuant to the terms of that agreement, AOM has advanced an aggregate of $7.5 million to OML and OML has issued 366,748 OML Units to AOM. In addition, OML agreed to grant AOM an option, subject to the terms and conditions of the OML Unit Purchase Agreement, to purchase such number of additional OML Units as would be necessary for AOM to hold, in the aggregate, at least 67% of the outstanding OML Units on a fully diluted basis. Please refer to the section entitled “Information about AOM—OML Agreements.”

OML Equity Exchange Agreement

The OML Equity Exchange Agreement contemplates that all or substantially all of the members of OML, excluding AOM and Odyssey, will exchange their OML Units or unit options for shares of Odyssey common stock in connection with the Merger. The current AOM materials also state that, on March 20, 2026, AOM entered into an OML Equity Exchange Commitment Letter with certain existing OML members pursuant to which those members agreed to execute the OML Equity Exchange Agreement. Please refer to the section entitled “Information about AOM—OML Agreements.”

OML Revenue Participation Agreement

Moana Minerals Limited (“MML”) and OML are parties to a revenue participation agreement dated March 20, 2026 with AOM, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of gross proceeds, as defined and calculated in accordance with that agreement, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML Revenue Participation Agreement, AOM has advanced $5.0 million to MML. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum, and OML guarantees MML’s obligations under the agreement. AOM subsequently agreed to assign its rights under this agreement to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. Please refer to the section entitled “Information about AOM—OML Agreements.”

Debt Assignment Agreement / OML Credit Agreement

On March 20, 2026, AOM entered into a sale and assignment agreement, effective as of December 31, 2025, with Transocean Minerals Holdings Limited, as vendor, and Kiva Marine Limited and OML, as loan parties, pursuant to which AOM agreed to purchase all of Transocean’s right, title and interest in and to the amended and restated convertible loan agreement dated February 6, 2024 between Transocean, as lender, Kiva Marine Limited, as borrower, and OML, as guarantor, together with the related loan and security documents, for an aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred on March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement and converted the then-outstanding obligations, equal to $9,818,195 of principal and interest, into 1,963,639 OML Units at a conversion price of $5.00 per OML Unit. Please refer to the section entitled “Information about AOM—OML Agreements.”

OML Collaboration MOU

On March 20, 2026, AOM and OML entered into the OML Collaboration MOU pursuant to which they agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental and commercial matters. Please refer to the section entitled “Information about AOM—OML Agreements.”

Harvesting System Engineering and Technical Arrangements

OML has undertaken advanced engineering diligence with Transocean and Global Sea Minerals N.V. (“GSR”) for the contemplated build-out of its harvesting system. Under the Company’s Third Amended and

Restated Amended and Restated Limited Liability Agreement, as amended, OML agreed that Transocean would, at Transocean’s option and upon the terms and conditions more specifically set forth in such agreement, have a priority right to offer to supply and operate any vessels and equipment associated with commercial nodule mining by OML or its subsidiaries, including mining support, vessels, nodule lifting systems, and nodule collectors. The agreement sets forth various procedural requirements and conditions relating to the exercise of such priority right, including the commercial reasonableness of Transocean’s proposal to provide the relevant vessels, equipment, and services and the right of OML to seek the advice or a broker or solicit proposals from other operators solely for purposes of evaluating commercial reasonableness. Under a letter agreement entered into between OML and Transocean in February 2023, OML that Transocean would have the right to transfer Transocean’s priority right to GSR within a reasonable period of time after OML obtains an exploitation license in the Cook Islands.

Material Customers and Suppliers

OML currently has no commercial customers or product revenue. As an exploration-stage project company, OML depends principally on technical, engineering, environmental, and administrative consultants and advisors, as well as scientific organizations. OML does not believe that it is currently materially dependent on any specific contractors or service provider.

Legal Proceedings

As of June 30, 2026, OML is not a party to any material pending legal, regulatory, environmental or administrative proceeding.

OML MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with OML’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to OML’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Statement Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements. OML’s functional and reporting currency is USD for all entities.

Business Environment Overview and Trends

Ocean Minerals, LLC was formed in 2021 and is engaged in the exploration and potential future development of polymetallic nodule resources within the Cook Islands EEZ. Its corporate headquarters are in Houston, Texas. OML operates through five wholly owned subsidiaries: Moana Minerals Limited (“MML”) and Kiva Marine Limited (“Kiva”), both Cook Islands entities engaged in exploration; Moana Minerals Inc. USA (“MMI”), the U.S. operational entity; OML Rare Earth LLC; and Odyssey Retriever Inc (“ORI” or “Retriever”), which holds the ROV marine exploration equipment.

During 2025, OML generated charter service revenues of $4.4 million (2024: $7.2 million) from vessel operations and continued its exploration activities under the Cook Islands exploration license expiring February 2027. OML is actively engaged in renewal efforts.

Key Developments

Key developments for the year ended December 31, 2025 included:

•	the 2025 Second Amendment (as defined below) to the Term Loan (as defined below) (extending maturity and revising conversion pricing to $5.00/unit);

•	the issuance of $1.6 million in new membership units, and $846,000 in equity-settled compensation;

•	OML entered into transformative transactions, including a $7.5 million equity interest sale and a $5.0 million revenue participation agreement; and

•	a $15.5 million TMH debt assignment (converted to 1,963,639 OML Units).

The six months ended June 30, 2026 was a transformational period for the Company’s capital structure and strategic positioning, marked by the following developments:

•

On March 20, 2026, American Ocean Minerals Corporation (“AOM”) entered into a Unit Purchase Agreement (the “OML UPA”) under which AOM agreed to invest up to $20.0 million in OML in exchange for membership interest units, together with an option to acquire at least 67% of the Company’s membership interests on a fully diluted basis. AOM had advanced an aggregate of $7.5 million under the OML UPA as of June 30, 2026.

•

Also on March 20, 2026, AOM entered into a revenue participation agreement (the “OML RPA”) with MML, guaranteed by OML, granting AOM a perpetual 1% interest in gross proceeds from minerals recovered and sold from the MML licensed area (subject to an annual tonnage cap), under which AOM advanced $5.0 million to MML.

•

On March 20, 2026, AOM acquired the related-party term loan from Transocean Minerals Holdings Limited for $15.5 million and, on March 23, 2026, converted the then-outstanding obligations (equivalent to $9.8 million of principal and interest) into 1,963,639 OML units at $5.00 per unit, eliminating the Company’s term debt.

•	The Company received a $12.5 million cash contribution in connection with the issuance of units during the quarter and repaid its officer bridge loans in cash.

•

On April 8, 2026, Odyssey Marine Exploration, Inc. (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). The proposed merger is expected to be completed in the third quarter of 2026, subject to Odyssey stockholders’ approval.

•

On April 8, 2026, in connection with the Merger Agreement, Odyssey, OML, and certain of the members of OML (the “OML Members”) entered into an equity exchange agreement (the “OML Equity Exchange Agreement”), which provides that, on or prior to May 6, 2026, OML Members may elect to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. As of May 6, 2026, OML Members have agreed to exchange an aggregate 4,865,900 OML Units for 90,461,505 shares of Odyssey Common Stock (without giving effect to any reverse stock split or other adjustment).

Results of Operations

Overview of Results

The following table summarizes OML’s consolidated results for the six months ended June 30, 2026, and the years ended December 31, 2025 and 2024:

	Six Months Ended June 30,				Year Ended December 31,
(in whole USD)	2026	2025	$ Change	% Change	2025	2024	$ Change	% Change
Total revenues	$504,696	$685,299	$(180,603)	-26.35%	$4,419,400	$7,195,794	$(2,776,394)	-38.60%
Operating expenses:
General & administrative	5,959,021	1,751,361	4,207,660	240.25%	4,592,283	5,946,464	(1,354,181)	-22.80%
Payroll and benefits	1,330,919	1,215,610	115,309	9.49%	2,919,045	2,571,292	347,753	13.50%
Repairs & maintenance	128,490	20,538	107,952	525.62%	53,577	430,676	(377,099)	-87.60%
Depreciation & amortization	778,784	860,467	(81,683)	-9.49%	1,708,796	1,559,279	149,517	9.60%
Total operating expenses	8,197,214	3,847,976	4,349,238	113.03%	9,273,701	10,507,711	(1,234,010)	-11.70%
Operating loss	(7,692,518)	(3,162,677)	(4,529,841)	143.23%	(4,854,301)	(3,311,917)	(1,542,384)	46.60%
Other income (expense):
Other income	—	—	—	—	477,056	—	477,056	n/m
Interest expense	(964,738)	(463,381)	(501,357)	108.20%	(1,096,520)	(876,288)	(220,232)	25.10%
FX gain/(loss)	55,550	96,455	(40,905)	-42.41%	257,928	(202,518)	460,446	-227.40%
Total other expense	(909,188)	(366,926)	(542,262)	147.79%	(361,536)	(1,078,806)	717,270	-66.50%
Loss before taxes	(8,601,706)	(3,529,603)	(5,072,103)	143.7%	(5,215,837)	(4,390,723)	(825,114)	18.80%
Income tax expense	—	—	—	—	4,790	16,246	(11,456)	-70.50%
Net loss	$(8,601,706)	$(3,529,603)	$(5,614,365)	159.07%	$(5,220,627)	$(4,406,969)	$(813,658)	18.50%

Revenues

Total revenues decreased $2.8 million, or 38.6%, to $4.4 million for 2025, from $7.2 million for 2024. Revenue is generated from charter services, consisting of vessel chartering with science equipment and related services. Revenue is recognized over time as services are performed. The decrease reflects fewer charter contracts and charter days during

2025 compared to 2024. Contract assets (unbilled revenue) were approximately $390,000 at December 31, 2025 (2024: $0). Contract liabilities decreased to $0 from $287,000, with the prior year balance fully recognized as revenue during 2025. Revenue recognized from the beginning-of-year contract liability totaled $287,165.

Total revenues decreased $0.2 million, or 26.4%, to $0.5 million for the six months ended June 30, 2026 from $0.7 million for the six months ended June 30, 2025. Revenue is generated from charter services, consisting of vessel chartering with science equipment and related services. Revenue is recognized over time as services are performed. The decrease reflects fewer charter contracts and charter days during Q2 2026 compared to the same period in the prior year.

General and Administrative Expenses

General and administrative expenses decreased $1.4 million, or 22.8%, to $4.6 million for 2025, from $5.9 million for 2024. Approximately 55.0% of the decrease was related to reductions in discretionary spending and 45.0% of the decrease was driven by lower vessel operating costs.

General and administrative expenses increased $4.2 million, or 240.3%, to $5.9 million for the six months ended June 30, 2026, from $1.8 million for the six months ended June 30, 2025. Approximately 61.0% was related to Expeditions 5, 6, and 7, 23.0% related to ESIA activities, and 16.0% related to professional and legal fees, primarily audit-related fees.

Payroll and Benefits

Payroll and benefits increased $0.3 million, or 13.5%, to $2.9 million for 2025, from $2.6 million for 2024. The increase was driven primarily by additional headcount.

Payroll and benefits increased $0.1 million, or 9.49% to $1.3 million for the six months ended June 30, 2026 from $1.2 million for the six months ended June 30, 2025. The increase was driven primarily by additional headcount.

Repairs and Maintenance

Repairs and maintenance decreased $377,000, or 87.6%, to $54,000 for 2025, from $431,000 for 2024. The 2024 amount included significant vessel repair and refit costs that did not recur in 2025.

Repairs and maintenance increased $0.1 million to $0.1 million for the six months ended June 30, 2026 from $20,000 for the six months ended June 30, 2025, reflecting higher maintenance of marine and exploration equipment during the current quarter. The percentage change reflects the relatively small prior-year base.

Interest Expense

Interest expense increased $0.2 million, or 25.1%, to $1.1 million for 2025, from $0.9 million for 2024. The increase consisted primarily of the Term Loan (as defined below) interest.

Interest expense increased $0.5 million, or 108.2%, to $1.0 million for the six months ended June 30, 2026 from $0.5 million for the six months ended June 30, 2025. The increase was primarily attributable to approximately $0.9 million of interest expense recognized in connection with the OML Revenue Participation Agreement, which is accounted for as debt, partially offset by the absence of approximately $0.5 million of interest expense associated with the Transocean loan recognized during the prior-year period. The remaining interest expense for the 2026 period primarily related to the loans to David Huber and Hans Smit.

Other Income

Other income of $477,000 in 2025 (2024: $0) represents cash proceeds received from a third party in excess of OML’s costs to repair marine exploration equipment owned by that third party. OML has no obligation to return the excess proceeds. This is non-recurring.

There was no other income for the six months ended June 30, 2026 or 2025.

Foreign Exchange Gain (Loss)

OML recognized a FX gain of $258,000 in 2025 compared to a loss of $203,000 in 2024. All entities use USD as functional currency. Gains and losses arise from remeasurement of NZD-denominated monetary items (primarily payables and deposits in Cook Islands operations).

The Company recognized a net foreign exchange gain of $56,000 for the six months ended June 30, 2026, compared with a net gain of $96,000 for the six months ended June 30, 2025. Foreign exchange gains and losses arise on the remeasurement of monetary assets and liabilities denominated in currencies other than the U.S. dollar, which is the functional currency of the Company and its subsidiaries.

Income Taxes

OML is a Cayman Islands LLC classified as a partnership for U.S. federal tax purposes (no entity-level U.S. income tax). Cook Islands subsidiaries (MML, Kiva) are subject to 20.0% income tax but generated only losses.

Financial Condition

December 31, 2025

Total assets decreased $2.1 million, or 11.0%, to $17.2 million from $19.3 million. The decrease was driven by:

•	depreciation on property, plant and equipment ($1.0 million net decrease to $7.9 million);

•	ROV amortization ($0.5 million decrease in right-of-use (“ROU”) to $3.9 million);

•	lower accounts receivable ($686,000 decrease to $27,000 as charter accounts receivable was collected);

•	a $296,000 decrease in cash to $1.1 million; and

•	increases in deposits and other current assets ($269,000 increase to $889,000, driven by contract assets of $390,000 and higher prepaid insurance).

Total liabilities increased $671,000, or 4.5%, to $15.5 million from $14.8 million, primarily from:

•	Term Loan growth to $9.8 million from $8.8 million ($1.0 million paid-in-kind interest);

•	lease liability increases ($97,000 net); and

•	lower accounts payable ($145,000) and lower accrued expenses ($355,000, including elimination of the $287,000 contract liability).

The $5.0 million contingently redeemable member capital is unchanged, which relates to units in ORI that are subject to claw-back if the lease on the Comanche 6000-meter ROV system (the “Rover”) is terminated.

Members’ deficit widened to $(3.3) million from $(0.5) million, driven by the $5.2 million net loss, partially offset by $2.4 million in unit issuances and equity-settled compensation.

June 30, 2026

Total assets increased $6.4 million, or 37.2%, to $23.6 million as of June 30, 2026, from $17.2 million as of December 31, 2025. The increase was driven primarily by an increase in cash of $6.8 million, reflecting the $12.5 million unit subscription received from AOM and the AOM advances, partially offset by operating outflows, capital expenditures, and the repayment of the officer bridge loans.

Total liabilities decreased $2.8 million, or 18.2%, to $12.6 million as of June 30, 2026, from $15.5 million as of December 31, 2025. The decrease was driven primarily by the assignment of the $9.8 million of term debt to AOM during March 2026, offset by recording a debt liability of $5.9 million of OML’s RPA entered into during March 2026 and a $1.4 million increase in accounts payable.

Stockholders’ equity increased to $6.0 million at June 30, 2026, from a deficit of $(3.3) million at December 31, 2025. The major drivers were:

•	the $9.8 million conversion of the term loan into units

•	the $7.5 million AOM cash contribution

•	$0.5 million of units issued upon warrant exercises, and

•	$36,200 of units issued for services.

The above increases were partially offset by the $8.6 million net loss.

Liquidity and Capital Resources

Cash decreased $296,000 to $1,050,699 at December 31, 2025 ($901,000 in U.S. banks; $150,000 in foreign banks). OML has a members’ deficit and is dependent on external financing to fund operations.

Cash increased to $7.8 million as of June 30, 2026, primarily due to the $12.5 million unit subscription received. Due to the funding provided during the six months ended June 30, 2026, as described above, OML has a members’ equity as of June 30, 2026, a change from member’s deficit as of December 31, 2025.

Operating Activities

Net cash used in operating activities improved by $0.5 million to $1.7 million in 2025 from $2.2 million in 2024, despite the larger net loss partially offset by significantly higher non-cash adjustments of $3.7 million in 2025 compared to $3.0 million in 2024. Working capital increased in 2025 due primarily to accounts receivable collections of $686,000.

Net cash used in operating activities was $5.2 million for the six months ended June 30, 2026, compared with $1.6 million for the six months ended June 30, 2025. The increase in cash used reflects the higher net loss and the period-over-period change in operating assets and liabilities, including increases in receivables, partially offset by non-cash adjustments for depreciation, right-of-use asset amortization, and units issued for services.

Investing Activities

Net cash used in investing activities decreased $395,000 to $171,000 in 2025 from $566,000 in 2024, reflecting lower capital expenditures as the vessel and exploration equipment base matured.

Net cash used in investing activities was $0.1 million for the six months ended June 30, 2026, compared with $73,500 for the six months ended June 30, 2025, reflecting purchases of property and equipment.

Financing Activities

Net cash provided by financing activities decreased $2.2 million to $1.6 million in 2025 from $3.8 million in 2024, which included $3.0 million in term loan draws that did not recur in 2025. Issuances of membership unit increased in 2025 to $1.6 million compared to $0.8 million in 2024.

Net cash provided by financing activities was $12.1 million for the six months ended June 30, 2026, compared with $1.3 million for the six months ended June 30, 2025. Financing inflows in the current period consisted primarily of the $7.5 million in proceeds from the issuance of units to AOM, the cash advance received as part of the RPA, which were partially offset by the repayment of officer bridge loans.

Off-Balance Sheet Arrangements

As of June 30, 2026, and December 31, 2025 and 2024, OML did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. OML does not have any unconsolidated special-purpose entities, guarantee contracts, or retained or contingent interests in transferred assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Management considers the following accounting policies to be the most critical:

Revenue Recognition

Revenue from charter services is recognized over time under ASC 606 as the service is performed. Depending on contract type (fixed or day-rate), consideration may be variable or fixed. Reimbursable expenses (food, fuel, port fees) are treated as part of the transaction price, not separate performance obligations. Contract assets ($0 at June 30, 2026, and $390,000 at December 31, 2025) represent unbilled revenue. Contract liabilities represent advance customer payments.

Convertible Debt—Term Loan

The term loan ($9.8 million carrying value) bears 10.0% interest with daily compounding and includes a lender conversion right (the “Term Loan”). Under the 2025 Second Amendment, the lender may convert at $5.00 per unit (voluntary), the lesser of $15.279 or the equity financing price (threshold conversion), or $5.00 per unit (event of default). The conversion feature does not meet the definition of a derivative as it cannot be net settled, thus is not bifurcated and separately accounted for as a derivative. 2024 Amended and Restated Loan Agreement (the “2024 A&R Loan Agreement”), which amended and restated the Term Loan, and the 2025 Second Amendment to the Term Loan, extending maturity and revising conversion pricing to $5.00 per unit, were both accounted for as modifications (no extinguishment gain/loss). OML is in default of certain covenants as of June 30, 2026, and December 31, 2025.

Finance Lease—ROV (Rover)

The Rover is accounted for as a finance lease under ASC 842, with a $5.0 million right-of-use asset amortized over the 10-year useful life (mandatory ownership transfer at lease end). The finance lease liability was $3.6 million and $3.5 million at June 30, 2026, and December 31, 2025, respectively. Odyssey is obligated to make all lease payments under the Equipment Lease Agreement, and OML recognizes a corresponding note receivable from Odyssey.

Income Taxes

OML is a Cayman Islands LLC classified as a partnership for U.S. federal tax—no entity-level U.S. tax. Cook Islands subsidiaries are subject to 20.0% tax. A full valuation allowance ($4.3 million) is maintained against all net DTA. OML accounts for GILTI/NCTI as a period cost; both Cook Islands subsidiaries (which are “controlled foreign corporations” under Section 956(a) of the Code) generated tested losses in 2025 and 2024. There have been no material changes to the Company’s unrecognized tax benefits since December 31, 2025.

Revenue Participation Arrangement

The OML RPA is accounted for as a debt-like liability under the sales-of-future-revenues guidance in ASC 470. Certain embedded features were identified and measured at fair value at inception and will be remeasured at fair value through earnings at each reporting date. Legal costs directly attributable to issuing the RPA liability were accounted for as debt issuance costs and are amortized to interest expense using the effective interest method. The classification and measurement of the arrangement, including the identification of embedded features, involves judgment.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which enhances the transparency and decision usefulness of income tax disclosures, including a tabular rate reconciliation, disaggregated income taxes paid, and additional income tax expense disaggregation. The ASU is effective for private business entities for fiscal years beginning after December 15, 2025, with early adoption permitted. OML is currently evaluating the impact this guidance will have on its financial statements and related disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks primarily related to foreign currency exchange rates and, to a lesser extent, interest rates. OML does not currently use derivative instruments to hedge these exposures.

Foreign Currency Exchange Rate Risk

All OML entities use USD as functional currency. OML conducts transactions in NZD in its Cook Islands operations. Monetary items (payables, deposits) are remeasured at period-end rates with gains/losses in earnings. In 2025, OML recognized FX gains of $258,000 and in 2024, losses of $203,000. A hypothetical 10.0% adverse change in the NZD/USD rate would affect approximately $258,000 in remeasurement gains/losses based on current NZD-denominated balances.

OML recognized FX gains of $56,000 and $96,000 for the six months ended June 30, 2026 and 2025. A hypothetical 10.0% adverse change in the NZD/USD rate would affect approximately $20.0 thousand in remeasurement gains/losses based on current NZD-denominated balances.

Interest Rate Risk

The Term Loan bears fixed interest at 10.0% with daily compounding; officer bridge loans bear 12.0%. As all borrowings carry fixed rates, OML has limited exposure to interest rate risk. The finance lease is also at a fixed implicit rate.

Concentration Risk

OML relies on a single vendor for vessel crew services. As of June 30, 2026, one customer comprised 17.0% of accounts receivable. As of December 31, 2024, two customers comprised 71.0% of accounts receivable. There were no customer concentrations at December 31, 2025.

CERTAIN OML RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Directors, Officers, 5% Holders and Immediate Family Members

Officer Bridge Loans

In June 2023, OML received bridge loans from Hans Smit, OML’s President, Chief Executive Officer and a member of the Board of Managers, and David S. Huber, OML’s Senior Vice President of Business Development and a member of the Board of Managers. The Hans Smit bridge loan was in the original principal amount of $25,000, and the David Huber bridge loan was in the original principal amount of $250,000. Each loan initially bore interest at 10.0% per annum and was amended in September 2023 to bear interest at 12.0% per annum. As of December 31, 2025, the outstanding balance of the Hans Smit bridge loan was $25,000 principal and $7,393 accrued interest, and the outstanding balance of the David Huber bridge loan was $250,000 principal and $74,235 accrued interest. Both loans were repaid in March 2026.

Equity-Settled Compensation

In December 2025, OML issued 19,736 OML Units to David S. Huber, OML’s Senior Vice President of Business Development and a member of the Board of Managers, in satisfaction of $119,995 of accrued but unpaid compensation. In December 2025, OML also issued 30,629 OML Units to Hans Smit, OML’s President, Chief Executive Officer and a member of the Board of Managers, in satisfaction of $186,224 of accrued but unpaid compensation.

Related-Party Financing Arrangements

OML Term Loan

In August 2022, OML entered into a loan agreement with Transocean Minerals Holdings Limited (“Transocean”), a significant holder of OML Units, pursuant to which Transocean loaned OML $4.5 million. In February 2024, Transocean advanced an additional $3.0 million under that loan agreement. The loan bore interest at 10.0% per annum with daily compounding and included lender conversion rights. As of December 31, 2025, the outstanding balance under the Transocean loan was $7.5 million principal and $2,318,195 of accrued but unpaid interest, commitment and availability fees. In March 2026, in anticipation of the Merger, AOM acquired the Transocean loan and converted the then-outstanding obligations into 1,963,639 OML Units, as a result of which the loan was no longer outstanding.

Officer Bridge Loans

Please refer to the section entitled “—Transactions with Directors, Officers 5% Holders, and Immediate Family Members—Officer Bridge Loans.”

Debt Assignment Agreement / Purchase of OML Credit Agreement

On March 20, 2026, AOM entered into a sale and assignment agreement with Transocean Minerals Holdings Limited, as vendor, and Kiva Marine Limited and OML, as loan parties, pursuant to which AOM agreed to purchase all of Transocean’s right, title and interest in and to the amended and restated convertible loan agreement dated February 6, 2024, together with the related loan and security documents, for an aggregate purchase price of $15.5 million. Immediately upon purchase, which occurred on March 23, 2026, AOM exercised lender conversion rights and converted the then-outstanding obligations, equal to $9,818,195 of principal and interest, into 1,963,639 OML Units at a conversion price of $5.00 per OML Unit. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—Debt Assignment Agreement / Purchase of OML Credit Agreement.”

Strategic Investment, Acquisition and Equity Exchange Arrangements

OML Unit Purchase Agreement

On March 20, 2026, OML entered into the OML Unit Purchase Agreement with AOM, pursuant to which AOM agreed to invest up to $20.0 million in OML in exchange for OML Units. On March 20, 2026, AOM advanced $7.5 million and OML issued 366,748 OML Units to AOM. Under the agreement, AOM also has the right, subject to the terms and conditions of the agreement, to acquire such number of additional OML Units as would be necessary for AOM to hold at least 67% of the outstanding OML Units on a fully diluted basis. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—OML Unit Purchase Agreement.”

OML Equity Exchange Agreement

The OML Equity Exchange Agreement contemplates that all or substantially all of the members of OML, excluding AOM and Odyssey, will exchange their OML Units or unit options for shares of Odyssey common stock in connection with the Merger. OML anticipates that, if all participating members complete the exchange, AOM and Odyssey would become the sole members of OML. Please refer to the section entitled “Certain AOM Relationships and Related Party Transactions—Strategic Investment, Acquisition and Equity Exchange Arrangements—OML Equity Exchange Arrangements.”

Memorandum of Understanding with AOM

On March 20, 2026, OML and AOM entered into a Collaboration Memorandum of Understanding pursuant to which the parties agreed to collaborate in connection with OML’s study, exploration and development of its exploration license area in the Cook Islands. The collaboration includes data sharing, joint technical development and integration of geological, engineering and processing data, together with customary confidentiality provisions and a requirement that each party bear its own expenses.

Equity Exchange Commitment Letter with OML Members

On March 20, 2026, the members of the Board of Managers of OML, including Hans Smit, and Transocean entered into an Equity Exchange Commitment Letter pursuant to which they each agreed to become signatories to the OML Equity Exchange Agreement and to exchange their respective OML Units for shares of Odyssey common stock pursuant to that agreement. On or around April 8, 2026, each person who signed the Equity Exchange Commitment Letter executed and delivered the OML Equity Exchange Agreement.

Royalty, Revenue Participation and Other Economic Interest Arrangements

On March 20, 2026, Moana Minerals Limited (“MML”) and OML entered into a revenue participation agreement with AOM pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of gross proceeds, as defined in the agreement, derived from the sale or other disposition of minerals recovered from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML. The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the agreement, AOM advanced $5.0 million to MML. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8.0% per annum, and OML guaranteed MML’s obligations under the agreement. Please refer to the sections entitled “Certain AOM Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—OML Revenue Participation Agreement” and “Certain AOM Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—Moana Minerals Limited Revenue Participation Agreement.”

AOM subsequently agreed to assign its rights under this agreement to 1001525062 Ontario Inc. pursuant to the Royalty Assignment Agreement dated March 25, 2026. Please refer to the section entitled “Certain AOM

Relationships and Related Party Transactions—Royalty, Revenue Participation and Other Economic Interest Arrangements—Royalty Assignment Agreement with Atlas.”

Service, Consulting, Management and Lease Arrangements

Equipment Lease Agreement / Rover Finance Lease

In July 2023, OML acquired 100% of the equity interests in Odyssey Retriever, Inc. from Odyssey for $5.0 million, and, in connection with that acquisition, OML received the Comanche 6000-meter ROV system. OML recognized a related lease liability as of the acquisition date in the amount of approximately $3.3 million. As of December 31, 2025, OML reported a $5.0 million right-of-use asset and a $3.5 million lease liability associated with this finance lease arrangement.

Note Receivable from Odyssey under Equipment Lease Arrangement

As of December 31, 2025, OML recognized a note receivable from Odyssey in the amount of $3,392,082, reflecting the present value of future payments that Odyssey is obligated to make in connection with the equipment lease structure. OML increases the carrying amount of the note receivable to reflect interest on the lease liability and reduces the carrying amount to reflect lease payments made by Odyssey.

Guarantees, Security Arrangements and Other Credit Support

Guaranty under OML Credit Agreement

Under the amended and restated convertible loan agreement dated February 6, 2024, Kiva Marine Limited was the borrower and OML was guarantor of the obligations thereunder. That credit agreement was later acquired by AOM from Transocean and the outstanding indebtedness was converted into OML Units in March 2026, as described above.

Outstanding Balances, Repayments and Other Obligations

Outstanding Term Loan Balance

As of December 31, 2025, the outstanding balance under the Transocean loan was $7,500,000 principal and $2,318,195 of accrued but unpaid interest, commitment and availability fees under the applicable loan agreement.

Outstanding Officer Bridge Loan Balances

As of December 31, 2025, the outstanding balance under the bridge loan from David S. Huber was $250,000 principal and $74,235 accrued but unpaid interest, and the outstanding balance under the bridge loan from Hans Smit was $25,000 principal and $7,393 accrued but unpaid interest. Both loans were repaid in March 2026.

Outstanding ORI Contingently Redeemable Member Capital

As of December 31, 2025, the $5.0 million of OML Units issued in connection with OML’s acquisition of ORI remained contingently redeemable in the circumstances described above.

Review, Approval or Ratification of Related-Person Transactions

The related-person transactions described above were reviewed and approved by the Board of Managers of OML. In reviewing a related-person transaction, the Board of Managers considers the identity of the related person, the nature and extent of the related person’s interest, the business purpose of the transaction, the material terms of the transaction and whether the transaction is fair and reasonable to OML in light of the circumstances. Interested managers did not participate in the approval of transactions in which they had a direct or indirect material interest.

MANAGEMENT AFTER THE MERGER

General

At the Effective Time, Odyssey is expected to continue as the public parent company and to change its name to “American Ocean Minerals Corporation.” Immediately following the consummation of the Merger, the combined company’s principal executive office is expected to be located at 205 South Hoover Blvd., Suite 210, Tampa, Florida 33609, and its telephone number is expected to be (813) 876-1776. The combined company is expected to be led by the management team of AOM and overseen by a seven-member board of directors in accordance with Nevada law and the combined company’s articles of incorporation and bylaws.

Directors Following the Merger

Pursuant to the Merger Agreement, prior to the Effective Time, Odyssey will take all necessary corporate action so that, as of the Effective Time, the board of directors of the combined company will consist of seven directors. The individuals currently expected to serve on the board of directors of the combined company are Mark B. Justh, Thomas Albanese, Mark E. Luther, Ph.D., Philip Plough, John-Paul Yun, William Scripps and Shona Mato Lynch. Mr. Justh is also expected to serve as Chief Executive Officer of the combined company immediately following the consummation of the Merger.

Mr. Albanese is expected to bring extensive public-company, mining, capital markets and transaction experience to the board, including prior service as Chief Executive Officer of Rio Tinto and Vedanta Resources. Mr. Justh is expected to contribute public-company governance, capital markets and strategic leadership experience. Dr. Luther is expected to contribute expertise in oceanography, ocean monitoring and marine science. Mr. Plough is expected to contribute technology, venture and strategic growth experience. Mr. Yun is expected to contribute investment, capital allocation and cross-border strategic expertise. Mr. Scripps is expected to contribute experience in impact investing, environmental stewardship and ocean-related public-interest matters. Ms. Lynch is expected to contribute Cook Islands governance, community engagement and in-country operating experience.

Executive Officers and Senior Management Following the Merger

Immediately following the consummation of the Merger, Mark B. Justh is expected to serve as Chief Executive Officer of the combined company pursuant to the terms of a new employment agreement to be agreed by the parties prior to the Effective Time. In addition, the combined company currently expects its senior management team to include Tom Dettweiler, Paul Warmé, Susan Fennessey, John D. Longley, Jr., Hans Smit, Laura Azevedo, Ph.D., Charles Morgan, Ph.D., and Mike Rowe.

Mr. Dettweiler is currently expected to serve as President and is expected to support operational execution and deep-ocean systems development. Mr. Warmé is currently expected to serve as Chief Financial Officer and is expected to support the combined company’s financial controls, capital planning, reporting discipline and transaction execution. Ms. Fennessey is currently expected to serve as General Counsel and is expected to support legal strategy, governance, transaction execution, regulatory coordination and public-company matters. Mr. Longley is currently expected to serve as Chief Operating Officer and is expected to support operational execution and project development. Mr. Smit is currently expected to serve as Chief Development Officer and is expected to support development planning, operational readiness and project execution. Dr. Azevedo is currently expected to serve as Chief Science Officer and is expected to support science, environmental and technical communication matters. Dr. Morgan is currently expected to serve as Chief Geologist and is expected to support resource evaluation, geology and responsible development frameworks. Mr. Rowe is currently expected to serve as Advisor and is expected to promote AOM and support public relations.

For additional information regarding the business experience and background of the individuals expected to serve as executive officers and senior management of the combined company, please see the sections entitled “Information About AOM—AOM Leadership Team.”

Board Leadership Structure

Following the consummation of the Merger, Thomas Albanese is expected to serve as Chair of the combined company’s board of directors (“Chair”). Although the combined company’s governance documents will not require that the combined company separate the Chief Executive Officer and Chair positions, the combined company believes that having the positions be separate is the appropriate leadership structure for the combined company at this time.

Director Independence

The combined company expects its board of directors to determine, upon or following the consummation of the Merger, which directors satisfy the independence requirements of the Nasdaq listing rules and the applicable rules of the SEC. Nasdaq listing rules generally require that a majority of the board of directors of a listed company be independent, and that the members of the audit committee, compensation committee and nominating and corporate governance committee satisfy applicable independence requirements. The combined company currently expects that its board of directors will determine that each of Thomas Albanese, Mark E. Luther, Ph.D., Philip Plough, John-Paul Yun and William Scripps is an independent director under the Nasdaq listing rules, representing a majority of all directors.

Board Committees

Following the consummation of the Merger, the combined company is expected to establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which is expected to operate under a written charter adopted by the board of directors. The board of directors may also establish such other committees as it deems appropriate from time to time. The expected initial composition of each committee is set forth below. All committee appointments and related independence determinations will be made by the board of directors of the combined company upon or immediately following the consummation of the Merger.

Audit Committee. The audit committee is expected to consist of John-Paul Yun, Philip Plough and William Scripps, with Mr. Yun serving as chair. Each member of the audit committee is expected to satisfy the independence requirements for audit committee members under Rule 10A-3 under the Exchange Act and the Nasdaq listing rules, and the board of directors is expected to determine that Mr. Yun qualifies as an “audit committee financial expert” within the meaning of applicable SEC rules and that each member is financially literate as required by the Nasdaq listing rules. The audit committee will be expected to assist the board in overseeing the integrity of the combined company’s financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of the independent registered public accounting firm and the combined company’s internal control environment.

Compensation Committee. The compensation committee is expected to consist of Philip Plough, Thomas Albanese and Mark E. Luther, Ph.D., with Mr. Plough serving as chair. Each member of the compensation committee is expected to satisfy the independence requirements applicable to compensation committee members under the Nasdaq listing rules. The compensation committee will be expected to assist the board in reviewing and approving executive officer compensation, reviewing director compensation, overseeing incentive and equity-based compensation plans and considering the independence of compensation advisors.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is expected to consist of Mark E. Luther, Ph.D. and John-Paul Yun, with Dr. Luther serving as chair. Each member of the nominating and corporate governance committee is expected to satisfy the independence requirements of the Nasdaq listing rules. The nominating and corporate governance committee will be expected to assist the board in identifying and recommending director nominees, overseeing board and committee evaluations, and developing and recommending corporate governance principles and practices for the combined company.

Code of Ethics and Corporate Governance Matters

Following the consummation of the Merger, the combined company will adopt a code of business conduct and ethics applicable to its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions. The code of business conduct and ethics is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The combined company is also expected to adopt committee charters and such other corporate governance policies as are required by applicable SEC rules and Nasdaq listing rules. The code of business conduct and ethics, committee charters and other corporate governances will be posted on the combined company’s website to the extent required by applicable rules.

Compensation Committee Interlocks and Insider Participation

To the extent required by applicable SEC rules, the combined company will disclose in its periodic reports and proxy statements any compensation committee interlocks and insider participation arrangements following the Merger.

Limitation on Liability and Indemnification of Directors and Officers

The combined company’s articles of incorporation and bylaws are expected to provide for limitation of liability and indemnification of directors and officers to the fullest extent permitted by applicable law. In addition, as described elsewhere in this proxy statement/prospectus and in the Merger Agreement, certain current and former directors and officers of Odyssey and AOM will be entitled to ongoing indemnification rights and coverage under directors’ and officers’ liability insurance policies in connection with the Merger and the transactions contemplated thereby.

DESCRIPTION OF ODYSSEY’S SECURITIES

This section of the proxy statement/prospectus summarizes the material terms of Odyssey’s capital stock that will be in effect if the Merger is completed. You are encouraged to read Odyssey’s articles of incorporation, incorporated by reference as Exhibits 3.1, 3.2, 3.3, and 3.4 to the registration statement of which this proxy statement/prospectus forms a part, and are incorporated herein by reference, and Odyssey’s bylaws, incorporated by reference as Exhibit 3.5 and 3.6 to the registration statement of which this proxy statement/prospectus forms a part, and are incorporated herein by reference, for greater detail on the provisions that may be important to you. All references within this section to “common stock” mean Odyssey Common Stock unless otherwise noted.

The following description summarizes important terms of Odyssey’s capital stock. For a complete description, you should refer to Odyssey’s articles of incorporation and bylaws, copies of which are available upon request from Odyssey, as well as the relevant portions of the NRS.

Authorized Capital Stock

Odyssey’s authorized capitalization consists of 82,000,000 shares of common stock, par value $0.0001 per share, and 24,984,166 shares of preferred stock, par value $0.0001 per share. Assuming the Share Increase Proposal is approved, Odyssey’s authorized capitalization will consist of 400,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.

The authorized shares of common stock and preferred stock are available for issuance without further action by stockholders of Odyssey, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Odyssey’s securities may be listed or traded. If the approval of Odyssey’s stockholders is not so required, the Odyssey Board may determine not to seek stockholder approval.

Common Stock

As of June 30, 2026, Odyssey had 58,691,389 shares of common stock outstanding. The holders of Odyssey’s common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Odyssey Board out of funds legally available for that purpose. In the event of Odyssey’s liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to preferences applicable to shares of our preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking-fund provisions available to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The Odyssey Board has authority under the Odyssey Charter to issue up to 24,984,166 shares of preferred stock, par value $0.0001 per share. As of the date of this proxy statement/prospectus, there were no shares of preferred stock issued and outstanding.

The Odyssey Board, without further stockholder approval (except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded) has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including:

•	dividend rights;

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption;

•	redemption prices;

•	liquidation preferences; and

•	the number of shares constituting any series or the designation of such series.

If the Odyssey Board elects to exercise this authority, the rights and privileges of holders of shares of common stock could be made subject to the rights and privileges of such series of preferred stock.

Although the Odyssey Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt.

Warrants

Each AOM PIPE Warrant will be exercisable for one share of AOM Common Stock at an exercise price of $5.46 per share, subject to customary anti-dilution and other adjustments, including for certain equity issuances during the term below the exercise price, and has a term of five years from the date of issuance. Prior to giving effect to the Reverse Stock Split, a total of 31,536,535 shares of AOM Common Stock and 31,536,535 AOM PIPE Warrants will be issued to AOM PIPE Investors.

At the Effective Time, each AOM PIPE Warrant outstanding immediately prior to the Effective Time will be assumed by Odyssey and converted into an Odyssey Assumed Warrant. Odyssey will join each AOM PIPE Warrant and be substituted for AOM as the issuer, and no separate warrant instrument will be issued. At the time of the assumption, the number of shares of Odyssey Common Stock issuable pursuant to the warrants will be multiplied by the Exchange Ratio of 4.5017 shares and the exercise price of the warrants will be divided by the Exchange Ratio and rounded to the nearest cent. The Odyssey Assumed Warrants will initially be exercisable for an aggregate of 141,968,020 shares of Odyssey Common Stock (approximately 5,678,721 shares after giving effect to a 1-for-25 Reverse Stock Split) at an exercise price of $1.21 ($30.33 after giving effect to a 1-for-25 Reverse Stock Split). Approval of the issuance of those shares is included in the Merger Share Issuance Proposal. The form of AOM PIPE Warrant is filed as Exhibit 10.16 to the registration statement of which this proxy statement/prospectus forms a part.

Nevada Laws

Business Combinations Act

The Business Combinations Act, Sections 78.411 to 78.444 of the NRS, restricts the ability of a Nevada “resident domestic corporation” having at least 200 stockholders of record to engage in any “combination” with an “interested stockholder” for two (2) years after the date that the person first became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and (a) the purchase of shares by the interested stockholder is approved by the board of directors before that date or (b) the combination is approved by the board of directors of the resident domestic corporation and, at or after that time, the combination is approved at an annual or annual meeting of the stockholders of the resident domestic corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

If this approval is not obtained, then after the expiration of the two (2) year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the “fair price” requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination or transaction by which the person first became an interested stockholder is approved by the board of directors of the resident domestic corporation before the person first became an interested stockholder, or (b) a combination approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder, or any affiliate or associate of the interested stockholder.

“Interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation and at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

A “combination” is broadly defined and includes, for example, any merger or consolidation of a corporation or any of its subsidiaries with (a) an interested stockholder or (b) any other entity that after and as a result of the merger or consolidation would be an affiliate or associate of the interested stockholder; or any sale, lease, exchange, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an interested stockholder having: (x) an aggregate market value equal to more than 5% of the aggregate market value of the assets of a corporation, (y) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of a corporation, or (z) representing more than 10% of the earning power or net income of a corporation.

The provisions of Nevada law, our articles of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

COMPARISON OF RIGHTS OF HOLDERS OF ODYSSEY STOCK AND AOM STOCK

Odyssey is incorporated under the laws of the State of Nevada, and AOM is incorporated under the laws of the State of Delaware. Accordingly, before the Merger, the rights of Odyssey Stockholders and AOM Stockholders are governed by the laws of the State of Nevada and the laws of State of Delaware, respectively. If the Merger is completed, AOM Stockholders will become stockholders of Odyssey, and their rights will be governed by the NRS, the Odyssey Charter, and the Odyssey Bylaws (together with the Odyssey Charter, the “Odyssey Governance Documents”).

Upon the consummation of the Merger, the ownership of the combined company will be as follows:

•	current Odyssey Stockholders will own 6.6% of the combined company;

•	Current AOM Stockholders will own 52.8% of the combined company;

•	the AOM Bridge Investors will own 10.7% of the combined company;

•	the AOM PIPE Investors will own 15.4% of the combined company; and

•	the former CIC Stockholders and OML Members will own 14.5% of the combined company.

The numbers of shares and percentage interests set forth above assume that Proposal No. 2 is approved and the full amount of the applicable Exchange Shares are issued pursuant to the CIC Limited Equity Exchange Agreement and the OML Equity Exchange Agreement, and do not take into account certain shares of Odyssey Common Stock issuable upon the exercise of outstanding options and warrants of Odyssey.

The summary table below describes the material differences between the rights of Odyssey Stockholders and the rights of AOM Stockholders before the Merger. Odyssey has filed the Odyssey Charter and the Odyssey Bylaws with the SEC and will send copies to you without charge, upon your request. AOM will also send copies of its organizational documents referred to in this proxy statement/prospectus to you upon your request. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

	Rights of Odyssey Stockholders	Rights of AOM Stockholders
Authorized Capital Stock	Assuming the Share Increase Proposal is approved, the Odyssey Charter will provide that Odyssey’s authorized capital stock consists of 400,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.	The AOM Certificate of Incorporation provides that AOM is authorized to issue 250,000,000 shares of AOM Common Stock, par value $0.0001 per share. The AOM Certificate of Incorporation does not authorize any preferred stock.

Number of Directors

The Odyssey Bylaws provide that the number of directors constituting the Odyssey Board of Directors is to be determined, and may be increased or decreased, to not less than one director, by resolution of the Odyssey Board.

Upon consummation of the Merger, there will be seven directors serving on the Odyssey Board.

The AOM Bylaws provide that the AOM board of directors consists of one or more directors. The initial number of directors is one, and thereafter the number of directors may be fixed from time to time by resolution of a majority of the whole board or by AOM Stockholders holding at least a majority of the voting power of AOM’s outstanding stock then entitled to vote at an election of directors. As of the date of this proxy statement/prospectus, AOM’s board of directors consists of four directors.

	Rights of Odyssey Stockholders	Rights of AOM Stockholders

Stockholder Nominations and Proposals	The Odyssey Bylaws do not contain advance-notice provisions for stockholder nominations or stockholder proposals.	The AOM Bylaws do not contain advance-notice provisions for stockholder nominations or stockholder proposals.

Directors’ Terms of Office; Removal	The Odyssey Governance Documents provide that directors are elected at each annual meeting of stockholders, to hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any or all of the directors may be removed for cause or without cause by the holders of at least two thirds of the voting power of the outstanding stock of the Corporation. One or more of the directors may be removed for cause by the Odyssey Board.	The AOM Bylaws provide that each director holds office until the next annual meeting of AOM Stockholders and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Annual Stockholder Meetings	The Odyssey Bylaws provide that the annual meeting of stockholders shall be held on the date and at the time fixed, from time to time by the Odyssey Board; provided, that each annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting.	The AOM Bylaws provide that, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of AOM Stockholders is to be held for the election of directors at such date and time as the board determines and states in the notice of meeting. The meeting may be held at a place within or without the State of Delaware, or by means of remote communication, as determined by the board.

Cumulative Voting	The Odyssey Governance Documents do not provide for cumulative voting rights in the election of its directors. Under the NRS, cumulative voting is permitted only when authorized in the articles of incorporation.	The AOM Certificate of Incorporation and the AOM Bylaws do not provide for cumulative voting in the election of directors.

Voting	Pursuant to the Odyssey Charter, holders of shares of Odyssey Common Stock are entitled to one vote for each such share on all matters voted on by the stockholder.	Pursuant to the AOM Bylaws, directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Every matter other than the election of directors is decided by the affirmative vote of the holders of a majority of the voting power of the shares entitled

	Rights of Odyssey Stockholders	Rights of AOM Stockholders
to vote on the matter that are present in person or represented by proxy and voted for or against the matter.

Vacancies	Vacancies and newly created directorships occurring on the Odyssey Board may be filled by vote of a majority of the directors then in office.	The AOM Bylaws provide that any vacancy occurring on the AOM board of directors, and any newly created directorship resulting from an increase in the authorized number of directors, may be filled by the AOM Stockholders, by a majority of the directors then in office though less than a quorum, or by a sole remaining director.

Election of Directors	Any election of directors by stockholders shall be determined by a plurality of the votes cast at the election.	The AOM Bylaws provide that any vacancy occurring on the AOM board of directors, and any newly created directorship resulting from an increase in the authorized number of directors, may be filled by the AOM Stockholders, by a majority of the directors then in office though less than a quorum, or by a sole remaining director.

Quorum	The Odyssey Bylaws provide that the holders of a majority of the outstanding shares of stock or of the voting power, as the case may be, shall constitute a quorum at a meeting of stockholders for the transaction of any business unless the action to be taken at the meeting shall require a different proportion.	The AOM Bylaws provide that the holders of a majority of the voting power of the shares entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum for the transaction of business.

Stockholder Action by Written Consent	The Odyssey Bylaws provide that, except as may otherwise be provided by the NRS, any action required or permitted to be taken by the vote of stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such action at a meeting, then that proportion of written consents shall be required.	The AOM Bylaws provide that any action required or permitted to be taken at an annual or special meeting of AOM Stockholders may be taken without a meeting, without prior notice and without a vote, if written consents are signed by holders having not less than the number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote thereon were present and voted. No written consent is effective unless, within 60 days of the earliest dated

	Rights of Odyssey Stockholders	Rights of AOM Stockholders
consent delivered to AOM, written consents signed by a sufficient number of AOM Stockholders are delivered in the manner required by law.

Notice of Stockholder Meetings	Notice of all meetings shall be in writing and state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of such notice will be either delivered personally to, or shall be mailed postage prepaid, to each stockholder not less than ten nor more than sixty days before such meeting.	The AOM Bylaws provide that notice of all meetings of AOM Stockholders must be given in writing or by electronic transmission and must state the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice must be given not less than 10 days nor more than 60 days before the date of the meeting.

Conversion Rights and Protective Provisions	The Odyssey Charter does not provide holders of Odyssey Common Stock preemptive, conversion, or other protective rights.	The AOM Bylaws provide that notice of all meetings of AOM Stockholders must be given in writing or by electronic transmission and must state the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice must be given not less than 10 days nor more than 60 days before the date of the meeting.

Indemnification of Officers and Directors

The Odyssey Charter provides that Odyssey is authorized to provide indemnification of its directors, officers, employees, and agents whether by bylaw, agreement, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by section 78.751 of the NRS for breach of duty to Odyssey and its stockholders, subject only to the applicable limits upon such indemnification as set forth in the NRS.

The Odyssey Charter further provides that, to the fullest extent permitted by Nevada law, no director or officer shall be liable to Odyssey or any stockholder for

The AOM Bylaws provide that each person who is or was a director or officer of AOM, or who serves or served at AOM’s request in certain capacities for another entity, shall be indemnified and held harmless by AOM to the fullest extent permitted by applicable law against expenses, liabilities and losses reasonably incurred in connection with a proceeding by reason of that status, subject to the standards and limitations set forth in the AOM Bylaws. The AOM Bylaws also provide for advancement of expenses, subject to specified conditions.

	Rights of Odyssey Stockholders	Rights of AOM Stockholders
damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the NRS or (b) shall have acted or failed to act in a manner involving intentional misconduct fraud or a knowing violation of the law.

Declaration and Payment of Dividends	The Governance Documents do not contain a specific dividend-rights provision. Under Section 78.288 of the NRS, a board of directors may authorize and the corporation may make distributions to the holders of any class or series of the capital stock of the corporation, including distributions on shares that are partially paid, except that no distribution may be made if, after giving it effect (a) the corporation would not be able to pay its debts as they become due in the usual course of business or (b) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved immediately after the time of the distribution, to satisfy the preferential rights upon such dissolution of holders of shares of any class or series of the capital stock of the corporation having preferential rights superior to those receiving the distribution.	The AOM Certificate of Incorporation does not contain a specific dividend-rights provision. The AOM Bylaws provide that the AOM Board may fix a record date for stockholders entitled to receive payment of any dividend or other distribution. Under the Delaware General Corporation Law, subject to any restrictions in the certificate of incorporation, dividends may be declared by the board out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, and may be paid in cash, property or stock.

Amendments; General Provisions

The Odyssey Charter provides that, subject to repeal or change by action of the stockholders, the power to alter, amend, or repeal the Odyssey Charter or to adopt new bylaws is vested in the Odyssey Board.

The Odyssey Bylaws provide that the power to amend, alter and repeal the Odyssey Bylaws and to make new bylaws is vested in the Odyssey Board, subject to the bylaws, if any, adopted by the Odyssey Stockholders.

The AOM Certificate of Incorporation provides that the board of directors of AOM has the power to adopt, amend or repeal the AOM Bylaws. The AOM Bylaws also provide that AOM Stockholders holding at least a majority of the voting power of AOM’s outstanding voting stock then entitled to vote at an election of directors have the power to adopt, amend or repeal the AOM Bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Odyssey Common Stock as of June 30, 2026, by each person known to Odyssey to beneficially own more than 5.0% of Odyssey Common Stock, each member of the Odyssey Board, each nominee for election to the board of directors of the combined company, each of Odyssey’s named executive officers, and all current members of the Odyssey Board and executive officers as a group. Beneficial ownership of the director nominees who are not currently members of the Odyssey Board is presented separately and is not included in the group total. The number of shares of Odyssey Common Stock outstanding used to calculate the percentage for each listed person includes the shares of Odyssey Common Stock underlying options and restricted stock units and rights to acquire shares of Odyssey Common Stock beneficially owned by that person that are exercisable or will be settled within 60 days following June 30, 2026.

Except as indicated in a footnote, all of the beneficial owners listed have, to Odyssey’s knowledge, sole voting, dispositive, and investment power with respect to the shares of Odyssey Common Stock listed as being owned by them. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o Odyssey Marine Exploration, Inc., 205 S. Hoover Boulevard, Suite 210, Tampa, Florida 33609.

Name of Beneficial Owner	Amount of Beneficial Ownership (1)		Percentage of Class
Mark D. Gordon, Chief Executive Officer and Chairman	1,103,357	(2)	1.86%
John D. Longley, Chief Operating Officer	431,139	(3)	*
Mark B. Justh, Director	1,047,200	(4)	1.77
Larissa T. Pommeraud	106,143	(5)	*
Jon D. Sawyer, Director	211,527	(6)	*
Todd E. Siegel, Director	231,443	(7)	*
All Officers and Directors as a Group	3,130,809		5.17
Director Nominees of the Combined Company
Thomas Albanese	—		—
Mark Justh	1,047,200	(4)	1.77
Mark E. Luther	—		—
Shona Mato Lynch	—		—
Philip Plough	—		—
William Scripps	—		—
John-Paul Yun	—		—

Sina Toussi/Two Seas Capital LP/Two Seas Capital GP LLC 32 Elm Place 3rd Floor Rye, NY 10580	5,857,448	(8)	9.99

Greywolf Capital Management LP/Greywolf GP LLC/Jonathan Savitz 4 Manhattanville Rd, Suite 201 Purchase, New York 10577	6,394,323	(9)	10.96

Old West Investment Management LLC 601 South Figueroa Street, Suite 1975 Los Angeles, California 90017	4,773,196	(10)	8.20

Promotora de Inversiones CapLat Espana, SL Avenida Diagonal 131 Barcelona, 08018, España	3,931,466	(11)	6.74

*	Indicates less than one percent.
(1)	Unless otherwise noted, the nature of beneficial ownership consists of sole voting and investment power.

(2)	Consists of 246,993 shares, 385,242 contingently issuable shares and 471,122 shares underlying currently exercisable stock options held by Mr. Gordon.
(3)	Consists of 5,847 shares, 144,466 contingently issuable shares and 280,826 shares underlying currently exercisable stock options held by Mr. Longley.
(4)

Consists of 473,965 shares and 385,242 contingently issuable shares held by Mr. Justh, 77,159 shares held by his spouse and 834 shares held by Hybrid Equity Partners LLC, a limited liability company of which Mr. Justh is a member, 90,000 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Justh.

(5)	Consists of 48,643 shares and 37,500 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Ms. Pommeraud.
(6)

Consists of 79,997 shares held jointly by Mr. Sawyer and his spouse, 10,455 shares held by Sawyer Family Partners, Ltd., a limited partnership of which Mr. Sawyer serves as the general partner, and 101,075 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Sawyer.

(7)	Consists of 114,902 shares and 96,541 shares underlying currently exercisable stock options and 20,000 shares underlying restricted stock units held by Mr. Siegel.
(8)	Based on Schedule 13D filed by Sina Toussi, Two Seas Capital LP and Two Seas Capital GP LLC on April 13, 2026.
(9)

Based on Schedule 13G filed by Greywolf Capital Management LP, Greywolf Opportunities Master Fund II LP., Greywolf Advisors LLC, Greywolf GP LLC, and Jonathan Savitz on March 4, 2026. Greywolf Opportunities Master Fund II LP and Greywolf Advisors LLC, as the general partner of Greywolf Opportunities Master Fund II LP, are deemed to be the beneficial owners of 6,051,932 shares with respect to the shares held by Greywolf Opportunities Fund II LP.

(10)	Based on Schedule 13G filed by Old West Investment Management, LLC on May 12, 2026.
(11)

Based on Schedule 13G filed by Capital Latinoamericano, S.A. de C.V., Promotora de Inversiones CapLat Espana, S.L. and Juan Antonio Carlos Cortina Gallardo on July 31, 2025. Capital Latinoamericano, S.A. de C.V., as the sole owner of Promotora de Inversiones CapLat Espana, S.L, and Juan Antonio Carlos Cortina Gallardo, as the sole manager and shareholder of Capital Latinoamericano S.A. de C.V., are also deemed to be beneficial owners of 3,931,466 shares with respect to the shares held by Promotora de Inversiones CapLat Espana, S.L.

Certain Post-Merger Major Beneficial Owners

Gregory P. Stemm previously served as co-founder, then chief executive officer, and chairman of Odyssey through 2014, but has held no officer or director position in Odyssey since 2014.

In the aggregate, Mr. Stemm and members of his immediate family are expected to beneficially own approximately 16% of the combined company’s outstanding shares of common stock on a pro forma basis. None of Mr. Stemm’s immediate family members beneficially owns 5.0% or more of the combined company’s outstanding shares of common stock, although Mr. Stemm and his wife Laurie Stemm are expected together to beneficially own approximately 7.6% of the outstanding shares of Odyssey Common Stock on a pro forma basis following completion of the Merger.

LEGAL MATTERS

The validity of the Odyssey Common Stock to be issued in the Merger will be passed upon by Akerman LLP. Certain U.S. federal income tax consequences relating to the Merger will be passed upon for Odyssey by Allen Overy Shearman Sterling US LLP.

EXPERTS

Odyssey

The audited consolidated financial statements of Odyssey Marine Exploration, Inc. incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

AOM

The audited consolidated financial statements of American Ocean Minerals Corporation included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

OML

The audited consolidated financial statements of Ocean Minerals, LLC included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

CIC Limited

The audited financial statements of CIC Limited included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

Annual Report

Copies of our Annual Report on Form 10-K (including our audited financial statements) filed with the SEC may be obtained without charge by writing to Odyssey Marine Exploration, Inc., 205 S. Hoover Blvd., Tampa, Florida 33609, Attn.: Secretary, or at (813) 876-1776. Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees to cover the costs of copying and mailing such materials.

Our audited financial statements for the fiscal year ended December 31, 2025, and certain other related financial and business information are contained in our Annual Report on Form 10-K, which is being made available to our stockholders along with this proxy statement, but which is not deemed a part of the proxy soliciting material.

Submitting Proxy Proposals and Director Nominations for the 2027 Annual Meeting

Proposals to be Considered for Inclusion in the Company’s 2027 Proxy Materials

For a stockholder proposal to be eligible to be included in the Company’s proxy statement and proxy card for the 2027 Annual Meeting of Stockholders, the proposal must (1) be received by the Company at our principal executive offices, 205 S. Hoover Blvd., Tampa, Florida 33609, Attn.: Secretary, on or before [●, 2026], and (2) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, regulations, and our Bylaws and policies, and must otherwise comply with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Director Nominations and Other Business to be Brought Before the 2027 Annual Meeting of Stockholders

Notice of any director nomination or the proposal of other business that stockholders intend to present at the 2027 Annual Meeting of Stockholders, but do not intend to have included in the Company’s proxy statement and form of proxy relating to the 2027 Annual Meeting of Stockholders, must be received by the Company at our principal executive offices, 205 S. Hoover Blvd., Tampa, Florida 33609, Attn.: Secretary, not earlier than the close of business on [    ], 2027, and not later than the close of business on [●, 2026]. In the event that the date of the 2027 Annual Meeting of Stockholders is more than 25 days before or after the anniversary date of the 2026 Annual Meeting of Stockholders, the notice must be delivered to the Company not earlier than the 120th day prior to the 2027 Annual Meeting of Stockholders and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Company. In addition, a stockholder’s notice must include the information required by our Bylaws with respect to each director nomination or proposal of other business that such stockholder intends to present at the 2027 Annual Meeting of Stockholders.

In addition to satisfying the foregoing requirements pursuant to our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by [December 1, 2026].

Householding—Delivery of Documents to Stockholders

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement and Annual Report may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of this proxy statement to any stockholder upon written or oral request to: Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, telephone (800) 662-5200, or banks and brokers can call collect at (203) 658-9400 or e-mail OMEX.info@investor.sodali.com. Any stockholder who wants to receive a separate copy of this proxy statement or Annual Report, or of the Company’s proxy statements or annual reports in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder’s bank, broker, or other nominee record holder, or the stockholder may contact us at the address and phone number above.

WHERE YOU CAN FIND MORE INFORMATION

Odyssey is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a web site that contains Odyssey’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Odyssey has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Odyssey Common Stock to be issued to stockholders of AOM in connection with the Merger, including shares of Odyssey Common Stock that will be issuable upon conversion of the Odyssey New Preferred Shares. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Odyssey. The rules and regulations of the SEC allow Odyssey to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Odyssey to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Odyssey has previously filed with the SEC:

•	the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026;

•	Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2025, filed with the SEC on July 1, 2026;

•	Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2025, filed with the SEC on August 5, 2026;

•	the Current Report on Form 8-K (to the extent filed and not furnished), filed on April 8, 2026;

•	the Current Report on Form 8-K (to the extent filed and not furnished), filed on April 14, 2026;

•	the Current Report on Form 8-K (to the extent filed and not furnished), filed on June 3, 2026;

•	the Current Report on Form 8-K (to the extent filed and not furnished), filed on July 24, 2026;

•	the Current Report on Form 8-K (to the extent filed and not furnished), filed on September 14, 2026;

•	the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 21, 2026;

•	the Quarterly Report on Form 10-Q, filed with the SEC on May 12, 2026;

•	the Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2026;

•	Amendment No. 1 to Quarterly Report on Form 10-Q/A, filed with the SEC on May 13, 2026; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 13, 2003, pursuant to Section 12 of the Exchange Act, including any subsequently filed amendments and reports updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC (for example, as called for by Items 2.02 and 7.01 of Form 8-K), such information or exhibit is specifically not incorporated by reference in this proxy statement/prospectus.

In addition, Odyssey incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Odyssey Special Meeting, other than the portions of such documents not deemed to be filed. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Odyssey, by requesting them in writing or by telephone at the following address and telephone number:

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd., Tampa, Florida 33609

Attn: Secretary

Telephone: (813) 876-1776

These documents are available from Odyssey without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Odyssey at its internet websites at www.odysseymarine.com. Information contained on Odyssey’s website is not incorporated by reference into, and does not constitute part of, this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Sodali & Co, Odyssey’s proxy solicitor, at the following address and telephone number:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

(203) 658-9400

If you are a stockholder of Odyssey and would like to request documents, please do so by [   ], 2026, to receive them before the Odyssey Special Meeting. If you request any documents, Odyssey will mail them to you by first class mail, or another equally prompt means, within one business day after Odyssey receives your request.

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 (the “Registration Statement”) filed with the SEC by Odyssey, constitutes a prospectus of Odyssey under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Odyssey Common Stock to be issued if the Merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the Odyssey Special Meeting at which Odyssey Stockholders will be asked to consider and vote upon the proposals described in this proxy statement/prospectus and certain other related matters. Odyssey has not authorized anyone to give any information or make any representation about the Merger or Odyssey that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Odyssey has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

AMERICAN OCEAN MINERALS CORPORATION

Report of Independent Certified Public Accountants	F-5

Consolidated Balance Sheet as of December 31, 2025	F-7

Consolidated Statement of Operations for the Period from May 9, 2025 to December 31, 2025	F-8

Consolidated Statement of Stockholders’ Equity for the Period from May 9, 2025 to December 31, 2025	F-9

Consolidated Statement of Cash Flows for the Period from May 9, 2025 to December 31, 2025	F-10

Notes to Consolidated Financial Statements	F-11

Condensed Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025 (unaudited)	F-22

Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2026 and the Period from May 9, 2025 to June 30, 2025 (Unaudited)	F-23

Condensed Consolidated Statement of Stockholders’ Equity for the Six Months Ended June 30, 2026 and the Period from May 9, 2025 to June 30, 2025 (Unaudited)	F-24

Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2026 (Unaudited)	F-25

Notes to the Unaudited Condensed Consolidated Financial Statements	F-26

CIC LIMITED

Report of Independent Certified Public Accountants	F-47

Balance Sheets as of December 31, 2025 and 2024	F-49

Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2025 and 2024	F-50

Statements of Changes in Stockholders’ Equity/(Deficit) for the Years Ended December 31, 2025 and 2024	F-51

Statements of Cash Flows for the Years Ended December 31, 2025 and 2024	F-52

Notes to the Financial Statements	F-53

Condensed Balance Sheets as of June 30, 2026 and December 31, 2025 (unaudited)	F-75

Condensed Statements of Operations for the Six Months Ended June 30, 2026 and 2025 (Unaudited)	F-76

Condensed Statements of Changes in Members’ Equity/(Deficit) for the Six Months Ended June 30, 2026 and 2025 (Unaudited)	F-77

Condensed Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025 (Unaudited)	F-78

Notes to the Condensed Financial Statements	F-79

OCEAN MINERALS, LLC

Report of Independent Certified Public Accountants	F-102

Consolidated Balance Sheets as of December 31, 2025 and 2024	F-104

AMERICAN OCEAN MINERALS CORPORATION

Consolidated Financial Statements

For the Period from May 9, 2025 to December 31, 2025

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

American Ocean Minerals Corporation

Opinion

We have audited the consolidated financial statements of American Ocean Minerals Corporation (a Delaware corporation) and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2025, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the period from May 9, 2025 (“Inception”) to December 31, 2025, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from Inception to December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 7, 2026 (except for Note 2 as it relates to the correction of an immaterial error, and Note 5, Stockholders’ Equity, as to which the date is June 29, 2026)

CONSOLIDATED BALANCE SHEET

As of December 31, 2025

ASSETS
Current Assets:
Cash and cash equivalents	$2,855

Total Current Assets	2,855
Non-Current Assets
ROU asset	287,573
Intangible asset	620,791

Total Non-Current Assets	908,364

TOTAL ASSETS	$911,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$581,445
Accrued expenses	1,096,913
Lease liability	97,561
Short-term loans from shareholders	403,221

Total Current Liabilities	$2,179,140
Non-Current Liabilities:
Lease liability	190,012

Total Liabilities	2,369,152
Stockholders’ Equity (Deficit):
Common stock, $0.0001 par value: 250,000,000 shares authorized; 106,379,332 shares issued and outstanding	10,638
Additional paid-in capital	—
Retained earnings (accumulated deficit)	(1,468,571)

Total Stockholders’ Equity (Deficit)	(1,457,933)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$911,219

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from May 9, 2025 to December 31, 2025

Revenues	$—

Total Revenues	—
OPERATING EXPENSES
General & administrative	15,048
Professional & consulting services	747,462
Startup & organization costs	93,981
Legal fees	356,894
Rent	40,300
Conferences & travel	200,247

Total Operating Expenses	1,453,932

Loss from Operations	(1,453,932)

OTHER EXPENSE
Interest expense	(4,201)

Total Other Expense	(4,201)

Loss before income taxes	(1,458,133)
Income tax expense	—

NET LOSS	$(1,458,133)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Period from May 9, 2025 to December 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings (accumulated deficit)	Total
Balance at May 9, 2025	$200	$—	$—	$200
Par Value Adjustment	(189)	189		—
Stock Split	10,627	(189)	(10,438)	—
Net loss for the period			(1,458,133)	(1,458,133)

Balance at December 31, 2025	$10,638	$—	$(1,468,571)	$(1,457,933)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from May 9, 2025 to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,458,133)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in accounts payable	315,654
Increase in accrued expenses	1,096,913

Net cash used in operating activities	(45,566)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration License	(355,000)

Net cash used in investing activities	(355,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	200
Proceeds from shareholder loans	403,221

Net cash provided by financing activities	403,421

NET INCREASE IN CASH	2,855
Beginning of period (May 9, 2025)	—

End of period (December 31, 2025)	$2,855

SUPPLEMENTAL DISCLOSURES
Non-cash investing activities
Right of use asset obtained in exchange for Lease Liability	$317,657

Intangible asset	$265,791

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period from May 9, 2025 to December 31, 2025

Note 1—Organization

Organization and Nature of Operations

American Ocean Minerals Corporation (“AOM”) was formed as a limited liability company on May 9, 2025 (“Inception”), under the laws of the state of Delaware. On September 18, 2025, the Company filed a certificate of conversion to corporation under the laws of the state of Delaware.

AOM and its subsidiaries (collectively, the “Company”) is engaged in potential future exploration and development activities related to polymetallic nodule resources. The Company has had no revenue-generating operations from Inception through December 31, 2025. These consolidated financial statements cover the period from Inception through December 31, 2025.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries AOM Area-1, LLC, AOM Area-2, LLC and AOM Area-3, LLC. All significant inter-company and intra-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates.

Cash

Cash includes cash on hand and cash in banks.

Intangible assets

Intangible assets consist primarily of capitalized costs and fees during the period for $620,791 that are directly attributable to the application for exploration licenses under the Deep Seabed Hard Mineral Resources Act (15 CFR Part 970) to the US National Oceanic and Atmospheric Administration (NOAA). There are two exploration licenses, namely AOM Area-1 and AOM Area-2. The AOM Area-1 application was submitted on September 23, 2025 and the Company received notice of full compliance on March 16, 2026. The AOM Area-2 application was submitted on November 26, 2025 and the Company received notice of full compliance on February 23, 2026.

These licenses will provide the Company with the rights to explore and potentially extract natural resources in specified geographic areas. The Company will commence amortization of the licenses when they are approved and their terms commence, over the shorter of their useful lives or the term of the licenses. Management evaluates the carrying value of its intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2025, no impairment indicators were identified.

Right-of-use Assets and Lease Liabilities

The Company accounts for leases under ASC 842, “Leases”. The Company reviews all agreements to determine if a leasing arrangement exists. The Company determines if an arrangement is a lease at the lease commencement date. In addition to the Company’s lease agreements, the Company reviews all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating leases is presented within ”Right-of-use asset” on the Company’s consolidated balance sheet. The current and noncurrent balances related to operating leases are presented as “Lease liability,” in their respective classifications, on the Company’s consolidated balance sheet.

The lease liability is recognized based on the present value of the remaining fixed lease payments discounted using the Company’s incremental borrowing rate on the date of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by the Company and excluding any lease incentives received from the lessor. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. The Company accounts for its lease and non-lease components as a single component, and therefore both are included in the calculation of lease liability recognized on the balance sheets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, an impairment loss is recognized as the amount by which the carrying amount exceeds the fair value of the asset. No impairment charges were recorded during the period from Inception through December 31, 2025.

Accrued Expenses

Accrued expenses consist of the following as of December 31, 2025:

Compensation	$221,211
Advisory fees	536,906
Legal	240,796
Professional fees	98,000

Total accrued expenses	$1,096,913

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company evaluates tax positions under the two-step framework of ASC 740-10-25-6. As of December 31, 2025, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest or penalties were accrued as of December 31, 2025.

Recent Accounting Pronouncements

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

Fair Value of Financial Instruments

The Company follows ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.

Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

The Company did not have any financial assets or liabilities measured on a recurring basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Correction of an Immaterial Error

Subsequent to the issuance of the Company’s 2025 Consolidated Financial Statements on May 7, 2026, the Company identified errors in the historical financial statements as a result of adjustment to the presentation of common stock and additional paid-in capital for the establishment of the par value of $0.0001 per share, and for the retroactive adjustment to reflect the 1-for-1,000 Stock Split for the periods presented. The identified errors impacted the Consolidated Balance Sheet and Statement of Stockholders’ Equity. Management evaluated the materiality of the errors from a quantitative and qualitative perspective and concluded the errors were not material. Accordingly, the Company has revised the Consolidated Balance Sheet and Statement of Stockholders’ Equity to reflect the error corrections. Total Stockholders’ Equity (Deficit), Statement of Operations, and Statement of Cash Flows previously reported were not affected by the error corrections.

Note 3—Advances from Shareholder

The Company has received short-term loans from shareholders totaling $403,221 to fund operations during the development stage. These loans accrue interest at 3.86% and are classified as current liabilities as they are expected to be repaid within one year.

Interest expense on these loans for the period ended December 31, 2025, was $4,201.

Note 4—Related Party Transactions

The Company has incurred expenses with certain related parties during the period from May 9, 2025 to December 31, 2025 for various administrative, consulting and professional services and the office lease. Related party transactions presented in the balance sheet at December 31, 2025 include $177,791 in Intangible Assets for services provided by an affiliated entity in connection with the exploration license applications; $287,791 in Accounts Payable, of which $100,000 related to parties through common ownership and $187,791 related to an affiliated entity, and $457,462 in Accrued Expenses, of which $48,000] related to parties through management and $409,462 related to parties through common ownership. These amounts are payable in cash on demand or under customary short-term payment terms, are non-interest bearing, and do not represent long-term financing arrangements.

Related party transactions presented in the statement of operations for period from May 9, 2025 to December 31, 2025 include $517,462 recorded in Professional & Consulting Services, of which $48,000 related to management and $469,462 related to parties through common ownership, $40,000 recorded in Rent related to a party through common ownership, and $10,000 presented in General & Administrative related to an affiliated entity.

Note 5—Stockholders’ Equity

On March 31, 2026, the Company filed an amendment to its Certificate of Incorporation (the “Amendment”) to increase the number of authorized shares of its Common Stock to 250,000,000, par value $0.0001 per share. The Company’s Certificate of Incorporation does not authorize any preferred stock. In connection with the Amendment, the Company effected a 1-for-1,000 Stock Split of its issued and outstanding Common Stock increasing the number of shares outstanding from 106,379 to 106,379,332 shares. The par value per share of Common Stock remains unchanged.

All share and per share amounts presented in the financial statements and related notes have been retrospectively adjusted to reflect the Stock Split for all periods presented.

As of March 31, 2026, there were 106,379,332 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share and do not have cumulative voting rights. Subject to applicable law and any restrictions in the Certificate of Incorporation, holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

No additional shares of Common Stock were issued during the six months ended March 31, 2026.

Note 6—Commitments and Contingencies

Legal Proceedings

The Company is not currently a party to any legal proceedings. In the normal course of business, the Company may become subject to claims and litigation.

Note 7—Lease

The Company is party to an office lease with a related party, expiring in September 2028. The amortizable life of the right-of-use asset is limited by the expected lease term. Although this lease includes an option to extend, the Company did not include it in the right-of-use asset or lease liability calculation because it is not reasonably certain that the option will be executed.

For the period from Inception to December 31, 2025, the Company accrued payments related to its operating leases in the amount of $40,000.

Future minimum lease payments for leases in effect at December 31, 2025 were as follows:

Operating Lease
2026	$126,000
2027	126,000
2028	84,000

Total	$336,000
Less: Imputed interest	(48,427)

Present value of lease liabilities	$287,573

As of December 31, 2025, the Company’s weighted average remaining lease term on its operating lease was 2.75 years, and the Company’s weighted average discount rate related to its operating lease was 11.7%.

Note 8—Income Taxes

There was no provision for income tax for the year ended December 31, 2025.

As of December 31, 2025, the Company had consolidated income tax net operating loss (“NOL”) carryforwards for federal tax purposes of approximately $1.5 million, which do not expire.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

December 31, 2025
Deferred tax assets:
Net operating loss carryforward	$315,000
Operating lease liability	60,390
Accrued expenses not yet deductible for tax	—

Total deferred tax assets	375,390
Deferred tax liabilities:
Right-of-use asset	(60,390)
Intangible asset—exploration license costs	—

Total deferred tax liabilities	(60,390)
Less: Valuation allowance	(315,000)

Net deferred tax asset (liability)	$—

As reflected in the table above, management has evaluated whether it is more likely than not that the deferred tax assets will be realized. Based on the available evidence—including the Company’s inception-stage status, absence of revenue-generating operations, and cumulative net losses since Inception,—management has concluded that it is more likely than not that those assets would not be realized without the Company achieving commercial operations and generating sufficient future taxable income. Accordingly, a full valuation allowance of $315,000 has been recorded against all net deferred tax assets as of December 31, 2025. The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of the valuation allowance.

We have not recognized a material adjustment in the liability for unrecognized tax benefits and have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company was formed on May 9, 2025 (Inception) and converted to a C-corporation on September 18, 2025. Accordingly, the earliest tax period subject to examination by a major taxing jurisdiction is the period from the Conversion Date (September 18, 2025) through December 31, 2025. The Company made no cash payments for income taxes for the period from Inception through December 31, 2025. No income taxes were accrued or currently payable as of December 31, 2025.

Note 9—Subsequent Events

Management has evaluated subsequent events through May 7, 2026, which is the date these consolidated financial statements were issued.

The Company completed a private placement of convertible debentures (the “Convertible Debentures”) for aggregate gross proceeds of $75,612,000, in three tranches on February 6, 2026 (“Tranche One”), February 11, 2026 (“Tranche Two”) and February 13, 2026 (“Tranche Three”). Gross proceeds of $36,362,000, $26,590,000 and $12,660,000 were raised in each of Tranche One, Tranche Two and Tranche Three, respectively. The Convertible Debentures bear interest at a rate of 8.00% per annum and mature two years from the date of issuance. The Convertible Debentures shall automatically convert into shares of common stock of the Company upon the occurrence of a public offering transaction, reverse takeover or merger transaction, qualified financing or sale of the Company (each, a “Liquidity Event”) at a conversion price equal to a 25% discount to the price attributed to the Common Shares issued in connection with such Liquidity Event. If the principal amount or any part thereof of the Convertible Debentures is voluntarily prepaid by the Company on or prior to the first anniversary of the date of issuance, or (ii) the outstanding amount under the Convertible Debentures is converted, redeemed, mandatorily repaid, accelerated, or otherwise satisfied in whole for any reason on or prior to the first anniversary of the date of issuance, the Company shall pay a make-whole amount equal to all interest that would have accrued through to the date that is the first anniversary of the issuance date.

On February 2, 2026, the Company entered into a revenue participation agreement (the “CIC RPA”) with CIC Limited (“CICL”) and CIC, LLC (“CIC”), as guarantor, pursuant to which the Company was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CICL under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, the Company has advanced an aggregate of $5,000,000. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CICL’s obligations under the CIC RPA, CICL entered into a general security agreement dated March 2, 2026, pursuant to which it granted the Company a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC pursuant to the terms of the CIC RPA.

On March 2, 2026, the Company entered into a royalty agreement with its wholly-owned subsidiary AOM Area 1, LLC (“AOM Area 1”), pursuant to which the Company was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located within the Clarion–Clipperton Zone (CCZ), being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 1’s payment and performance obligations, including the royalty, AOM Area 1 is required to grant security interests over specified assets.

On March 2, 2026, the Company entered into a royalty agreement with its wholly-owned subsidiary AOM Area 2, LLC (“AOM Area 2”), pursuant to which the Company was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters outside of the Cook Islands Exclusive Economic Zone, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 2’s payment and performance obligations, including the royalty, AOM Area 2 is required to grant security interests over specified assets.

On March 2, 2026, the Company entered into a royalty agreement with its wholly-owned subsidiary AOM Area 3, LLC (“AOM Area 3”), pursuant to which the Company was granted a 2% royalty on gross proceeds from the sale or other disposition of minerals recovered from the seabed area located in international waters, being an area expected to be covered by an exploration license and a commercial permit to be issued under the Deep Seabed Hard Mineral Resources Act and its applicable regulations. Royalty payments are payable quarterly, within 30 days following the end of each calendar quarter, and must be made in U.S. dollars. To secure AOM Area 3’s payment and performance obligations, including the royalty, AOM Area 3 is required to grant security interests over specified assets.

On March 20, 2026, the Company entered into a unit purchase agreement (the “OML UPA”) with Ocean Minerals, LLC (“OML”), pursuant to which (i) the Company agreed to invest up to $20,000,000 in OML in exchange for membership interest units of OML (the “OML Membership Interest Units”) and (ii) OML agreed to grant the Company an option, subject to the terms and conditions of the OML UPA, to purchase such number of additional OML Membership Interest Units as would be necessary for the Company to hold, in the aggregate, at least 67% of the outstanding OML Membership Interests Units on a fully diluted basis. Pursuant to the terms of the OML UPA, the Company has advanced an aggregate of US$7,500,000.

On March 20, 2026, the Company also entered into a memorandum of understanding with OML, pursuant to which the Company and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters. In addition, on March 20, 2026, the Company entered into an equity exchange commitment letter with certain existing members of OML (the “OML Members”), pursuant to which the OML Members agreed to execute an equity exchange agreement immediately following closing of the Company’s Liquidity Event, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Membership Interest Units for shares of common stock in the public company.

On March 20, 2026, the Company also entered into a revenue participation agreement (the “OML RPA”) with Moana Minerals Limited (“MML”), a wholly-owned subsidiary of OML, as guarantor, pursuant to which the Company was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, the Company has advanced $5,000,000 to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of the Company in accordance with the terms provided under the OML RPA.

On March 20, 2026, the Company entered into a sale and assignment agreement, effective as of December 31, 2025 (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva Marine Limited (“KML”), a wholly-owned subsidiary of OML and OML, as loan parties, whereby the Company agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, KML, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15,500,000. Immediately upon purchase, which occurred March 23, 2026, the Company exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9,818,195 representing all then outstanding principal and interest) into 1,963,639 common membership interests in OML, at a conversion price of $5.00 per unit.

Following its acquisition of those certain revenue participation and royalty agreements (collectively, the “Royalty Agreements”) with AOM Area 1, AOM Area 2, AOM Area 3, MML and CIC, the Company sold and assigned its interest in such Royalty Agreements to 1001525062 Ontario Inc. (“Royalty Co”) pursuant to a certain Assignment and Assumption Agreement in consideration of Royalty Co issuing a secured promissory note to the Company in the original principal amount of $15,000,000 (the “Royalty Note”). Principal outstanding under the Royalty Note shall accrue interest at a rate of 8% per annum, payable monthly with unpaid interest capitalized as additional principal. All obligations under the Royalty Note are secured by a charge over all present and after-acquired personal property of Royalty Co, in accordance with the terms of the Royalty Note. Certain stockholders of Royalty Co are also stockholders of the Company, and are therefore considered related-party transactions.

On April 7, 2026, AOM entered into separate Sale and Assignment Agreements (collectively, the “MHCI Purchase Agreements”) with each of:

•

Minerals Harvesting Cook Islands, LP (“MHCI”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $10,366,500, bearing interest at a rate of 6% per annum (the “MHCI Convertible Debt Obligations”), and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “MHCI Warrants”), for the aggregate purchase price of $15,606,625 (the “MHCI Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI Convertible Debt Obligations was $11,821,921;

•

Minerals Harvesting Cook Islands II, LP (“MHCI II”), to purchase convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $6,524,934, bearing interest at a rate of 18% per annum (the “MHCI II Convertible Debt Obligations”), for the aggregate purchase price of $6,524,934 (the “MHCI II Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI II Convertible Debt Obligations was $7,294,660; and

•

Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (“Provident” and, together with MHCI and MHCI II, collectively the “Selling Parties”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $250,000, bearing interest at a rate of 6% per annum (the “Provident Convertible Debt Obligations” and, together with the MHCI Convertible Debt Obligations and the MHCI II Convertible Debt Obligations, the “Convertible Debt Obligations”), and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “Provident Warrants” and, together with the MHCI Warrants, collectively the “Warrants”), for the aggregate purchase price of $289,650 (the “Provident Purchase Price” and, together with the MHCI Purchase Price and the MHCI II Purchase Price, collectively the “Purchase Price”). Upon completion of the sale, the aggregate outstanding Provident Convertible Debt Obligations was $282,384.

On April 8, 2026, the Company and Odyssey Marine Exploration, Inc. (NASDAQ: OMEX) (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). The Merger is expected to be completed in the late second to early third quarter of 2026.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each then-outstanding share of AOM common stock, par value $0.0001 per share (the “AOM Common Stock”) will be converted into 4.5017 shares of Odyssey common stock, par value $0.0001 per share (the “Odyssey Common Stock”).

Each of Odyssey and AOM has agreed to customary representations, warranties, and covenants in the Merger Agreement, including, among others, covenants relating to (a) obtaining the requisite approval of its respective stockholders, (b) Odyssey’s non-solicitation of alternative acquisition proposals, (c) the conduct of its respective business during the period between the signing of the Merger Agreement and the Closing, and (d) Odyssey filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Odyssey Common Stock, Odyssey Preferred Shares, Odyssey Assumed Warrants, and Odyssey Assumed Warrant Shares to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by the requisite Odyssey stockholders of the proposals to be presented at the Odyssey Meeting, (b) the effectiveness of the Registration Statement, (c) the AOM PIPE Investment (as defined in the Merger Agreement) having been consummated with gross proceeds of not less than $25.0 million, (d) after giving effect to the AOM PIPE Investment, AOM having a minimum cash balance of not less than $100.0 million, and (e) the AOM Bridge Debentures having been converted into shares of AOM Common Stock.

The Merger Agreement contains certain termination rights for both Odyssey and AOM, including the right to terminate the Merger Agreement in the event of a triggering event tied to an adverse recommendation change or an acquisition proposal. In addition, either Odyssey or AOM may terminate the Merger Agreement if the Merger is not consummated on or before October 7, 2026 (the “Outside Date”), provided that either Odyssey or AOM may unilaterally extend the Outside Date—first by up to two months, and then by an additional 30 days—so long as the extending party determines in good faith that the remaining closing conditions are still capable of being satisfied, and provided, further that neither party may terminate the Merger Agreement if the failure to consummate the Merger by the Outside Date is primarily attributable to such party’s failure to perform any covenant or other obligation required to be performed by it under the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, Odyssey may be required to pay AOM a non-refundable termination fee in the amount of $2.2 million.

AOM PIPE Investment

On April 8, 2026, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.4 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related AOM PIPE Warrants to be entered into at the closing of the AOM PIPE Investment, through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants, which AOM PIPE Warrants will, pursuant to the AOM PIPE Subscription Agreement, be assumed by Odyssey and converted into Odyssey Assumed Warrants as of the Effective Time.

AMERICAN OCEAN MINERALS CORPORATION

Condensed Consolidated Financial Statements

As of and for the six months ended June 30, 2026 and for the period from May 9, 2025

(“Inception”) to June 30, 2025

(Unaudited)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of June 30, 2026, and December 31, 2025

	June 30, 2026	December 31 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$26,267,679	$2,855
Deposits	331,330	—
Other current assets	9,176	—

Total Current Assets	26,608,185	2,855

NON-CURRENT ASSETS
Royalty receivable, net	9,263,941	—
Promissory note investment	10,247,467	—
Right-of-use asset	240,208	287,573
Investment in unconsolidated affiliates	20,714,233	—
Intangible asset	1,110,696	620,791

TOTAL ASSETS	$68,184,730	$911,219

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$2,690,530	$581,445
Accrued expenses	1,604,674	1,096,913
Short-term loans from shareholders	4,001	403,221
Lease liability, current	103,392	97,561

Total current Liabilities	4,402,597	2,179,140

LONG-TERM LIABILITIES
Debt, net	72,727,741	—
Derivative liability	17,060,000	—
Lease liability, noncurrent	136,816	190,012
Other liabilities	3,044,858	—

Total Liabilities	97,372,012	2,369,152

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS’ DEFICIT
Common stock, $0.0001 par value: 250,000,000 shares authorized; 106,777,275 and 106,379,307 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	10,678	10,638
Additional paid-in capital	1,999,960	—
Accumulated deficit	(31,197,920)	(1,468,571)

Total Stockholders’ deficit	(29,187,282)	(1,457,933)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$68,184,730	$911,219

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Six Months Ended June 30, 2026 and Period from May 9, 2025 to June 30, 2025

	For the Six Months Ended June 30, 2026	For the Period from May 9, 2025 to June 30, 2025
REVENUES
Revenues	$—	$—

Total Revenue	—	—
OPERATING EXPENSES
General & administrative	2,190,494	—
Professional & consulting services	3,414,494	—
Legal fees	3,888,710	—
Rent	65,675	800
Conferences & travel	493,988	53,997

Total Operating Expenses	10,053,361	54,797

LOSS FROM OPERATIONS	(10,053,361)	(54,797)

OTHER INCOME (EXPENSE)
Interest expense	(3,188,285)	—
Credit loss expense	(749,870)	—
Loss on change in fair value of embedded derivative liability	(11,060,000)	—
Loss on unconsolidated affiliates	(2,349,353)	—
Total Other Income	(17,347,508)
LOSS BEFORE INCOME TAXES	(27,400,869)	(54,797)
Income tax (provision) benefit	—	—

NET LOSS	$(27,400,869)	$(54,797)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Six Months Ended June 30, 2026 and Period from May 9, 2025 to June 30, 2025

	Six Months Ended June 30, 2026
	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at January 1, 2026	$10,638	$—	$(1,468,571)	$(1,457,933)
Net loss for the period	—		(27,400,869)	(27,400,869)
Issuance of common stock	40	1,999,960	—	2,000,000
Noncash distribution to shareholders	—	—	(2,328,480)	(2,328,480)

Balance at June 30, 2026	$10,678	$1,999,960	$(31,197,920)	$(29,187,282)

	Period from May 9, 2025 to June 30, 2025
	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at May 9, 2025	$—	$—	$—	$—

Capital contribution	200	—	—	200
Net loss for the period	—	—	(54,797)	(54,797)

Balance at June 30, 2025	$200	$—	$(54,797)	$(54,597)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Six Months Ended June 30, 2026 and Period from May 9, 2025 to June 30, 2025

	For the Six Months Ended June 30, 2026	For the Period From May 9, 2025 to June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(27,400,869)	(54,797)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on unconsolidated affiliates	2,349,353	—
Amortization of right-of-use asset	47,365	—
Amortization of debt discounts	1,145,640	—
Change in fair value of derivative instruments	11,060,000	—
Provisions for credit losses	749,870	—
Interest on debt	2,731,297	—
Share issuance in exchange for transaction expenses	2,000,000	—
Interest receivable on promissory notes	(47,467)	—
Changes in operating assets and liabilities:		—
Increase in other current assets	(9,176)	—
Increase in accounts payable	2,109,085	54,497
Increase in accrued expenses	507,760	—
Decrease in lease liabilities	(47,365)	—

NET CASH USED IN OPERATING ACTIVITIES	(4,804,507)	(300)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of royalty receivable	(10,000,000)	—
Origination fees on royalty receivable	(13,810)	—
Investment in unconsolidated affiliates	(23,000,000)	—
Transaction costs on investment in unconsolidated affiliates	(63,586)	—
Purchase of promissory notes	(10,200,000)	—
Purchase of tools, machinery, and equipment	(331,330)	—
Purchase of exploration license	(489,905)	—

NET CASH USED IN INVESTING ACTIVITIES	(44,098,631)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	75,449,950	—
Debt issuance costs	(44,768)	—
Proceeds from shareholder loans	25,800	120
Payments on shareholder loans	(263,020)	—
Proceeds from equity	—	200

NET CASH PROVIDED BY FINANCING ACTIVITIES	75,167,962	320

NET INCREASE/(DECREASE) IN CASH	26,264,824	20
CASH AT BEGINNING OF PERIOD	2,855	—

CASH AT END OF PERIOD	$26,267,679	20

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash financing activities
Conversion of debt securities to investment in unconsolidated affiliates	$15,500,000	—
Conversion of shareholder loan into debt	162,000	—
Non-cash financing transaction related to issuance of Royalty Co participation rights	2,700,000	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization

Organization and Nature of Operations

American Ocean Minerals Corporation (“AOM”) was formed as a limited liability company on May 9, 2025 (“Inception”), under the laws of the state of Delaware. On September 18, 2025, the Company filed a certificate of conversion to corporation under the laws of the state of Delaware.

AOM and its subsidiaries (collectively, the “Company”) is engaged in potential future exploration and development activities related to polymetallic nodule resources. The Company has had no revenue-generating operations from Inception through June 30, 2026. These condensed consolidated financial statements are presented for the six months ended June 30, 2026 and the Period from May 9, 2025 to June 30, 2025.

Merger Agreement

On April 8, 2026, the Company and Odyssey Marine Exploration, Inc. (NASDAQ: OMEX) (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger as the combined company and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). The Merger is expected to be completed in the late third to early fourth quarter of 2026.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each then-outstanding share of AOM common stock, par value $0.0001 per share (the “AOM Common Stock”) will be converted into 4.5017 shares of Odyssey common stock, par value $0.0001 per share (the “Odyssey Common Stock”).

Each of Odyssey and AOM has agreed to customary representations, warranties, and covenants in the Merger Agreement, including, among others, covenants relating to (a) obtaining the requisite approval of its respective stockholders, (b) Odyssey’s non-solicitation of alternative acquisition proposals, (c) the conduct of its respective business during the period between the signing of the Merger Agreement and the Closing, and (d) Odyssey filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Odyssey Common Stock, Odyssey Preferred Shares, Odyssey Assumed Warrants, and Odyssey Assumed Warrant Shares to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by the requisite Odyssey stockholders of the proposals to be presented at the Odyssey Meeting, (b) the effectiveness of the Registration Statement, (c) the AOM PIPE Investment (as defined in the Merger Agreement) having been consummated with gross proceeds of not less than $25.0 million, (d) after giving effect to the AOM PIPE Investment, AOM having a minimum cash balance of not less than $100.0 million, and (e) the AOM Bridge Debentures having been converted into shares of AOM Common Stock.

The Merger Agreement contains certain termination rights for both Odyssey and AOM, including the right to terminate the Merger Agreement in the event of a triggering event tied to an adverse recommendation change or an acquisition proposal. In addition, either Odyssey or AOM may terminate the Merger Agreement if the Merger is not consummated on or before October 7, 2026 (the “Outside Date”), provided that either Odyssey or AOM may unilaterally extend the Outside Date—first by up to two months, and then by an additional 30 days—so long as the extending party determines in good faith that the remaining closing conditions are still capable of being satisfied, and provided, further that neither party may terminate the Merger Agreement if the failure to consummate the Merger by the Outside Date is primarily attributable to such party’s failure to perform any covenant or other obligation required to be performed by it under the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, Odyssey may be required to pay AOM a non-refundable termination fee in the amount of $2.2 million.

AOM PIPE Subscription Agreement

On April 8, 2026, AOM and Odyssey entered into the AOM PIPE Subscription Agreement with the AOM PIPE Investors, pursuant to which the AOM PIPE Investors committed to provide aggregate financing in the amount of approximately $156.4 million, on the terms and subject to the conditions set forth in the AOM PIPE Subscription Agreement and the related AOM PIPE Warrants to be entered into at the closing of the AOM PIPE Investment, through the subscription for and purchase of (a) shares of AOM Common Stock, which shares will, pursuant to the AOM PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the AOM PIPE Investors will become stockholders of AOM immediately prior to the consummation of the Merger, and (b) AOM PIPE Warrants, which AOM PIPE Warrants will, pursuant to the AOM PIPE Subscription Agreement, be assumed by Odyssey and converted into Odyssey Assumed Warrants as of the Effective Time.

As of June 30, 2026, no proceeds had been received under the AOM PIPE Subscription Agreement, and no shares of AOM Common Stock or AOM PIPE Warrants had been issued. Accordingly, no assets, liabilities, equity instruments, or related financing amounts related to the contemplated PIPE financing have been recognized in the accompanying consolidated financial statements as of June 30, 2026.

Purchase of existing CIC Limited financial instruments from third parties

On, April 7, 2026, AOM entered into separate Sale and Assignment Agreements (collectively, the “MHCI Purchase Agreements”) with each of the counterparties below. Under the MHCI Purchase Agreements, AOM agreed to acquire certain outstanding debt and warrants issued by CIC Limited. The purchase and assignment of these instruments are contingent upon and become effective only upon the closing of the AOM Subscription Agreement and the closing of the Merger:

•

Minerals Harvesting Cook Islands, LP (“MHCI”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $10,366,500, bearing interest at a rate of 6% per annum (the “MHCI Convertible Debt Obligations”), and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “MHCI Warrants”), for the aggregate purchase price of $15,606,625 (the “MHCI Purchase Price”);

•

Minerals Harvesting Cook Islands II, LP (“MHCI II”), to purchase convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $6,524,934, bearing interest at an initial rate of 15% per annum, which increases to 18% per annum upon the occurrence of specified default or penalty conditions (the “MHCI II Convertible Debt Obligations”), for the aggregate purchase price of $6,524,934 (the “MHCI II Purchase Price; and

•

Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (“Provident” and, together with MHCI and MHCI II, collectively the “Selling Parties”), to purchase (A) convertible debt obligations owing by CIC Limited in the aggregate original principal amount of $250,000, bearing interest at a rate of 6% per annum (the “Provident Convertible Debt Obligations” and, together with the MHCI Convertible Debt Obligations and the MHCI II Convertible Debt Obligations, the “Convertible Debt Obligations”), and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC Limited (the “Provident Warrants” and, together with the MHCI Warrants, collectively the “Warrants”), for the aggregate purchase price of $289,650 (the “Provident Purchase Price” and, together with the MHCI Purchase Price and the MHCI II Purchase Price, collectively the “Purchase Price”).

The consideration committed by the Company for the Purchase Price of these instruments consists of shares and warrants issued as part of the Company’s Private Investment in Public Equity (“PIPE”) financing, which is expected to close concurrently with the Merger. Under the contemplated structure, the third-party investors transfer their notes and related rights (and, where applicable, warrant interests) to the Company at Merger close and subscribe for PIPE shares and warrants, with the agreed contribution amounts offset against their respective PIPE commitments. The Company did not pay or receive consideration upon entering into the MHCI Purchase Agreements and as the transfer has not occurred, no asset or liability related to these agreements has been recognized.

CIC Collaboration MOU

On April 8, 2026, in connection with the Merger Agreement, AOM entered into a memorandum of understanding with CIC Limited (“CICL”) (the “CIC Collaboration MOU”), pursuant to which AOM and CICL agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters.

CIC Limited Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, AOM and CICL entered into a note purchase agreement (the “CICL Note Purchase Agreement”), pursuant to which CICL may issue and sell to AOM convertible promissory notes in an aggregate principal amount of up to $20.0 million. The agreement provides for an initial closing within five business days of execution in an amount to be determined by the parties, with CICL permitted to request additional advances of up to $5.0 million thereafter, subject to the terms of the agreement. As of June 30, 2026, no promissory notes have been issued or purchased under the CICL Note Purchase Agreement, and no amounts were outstanding.

Amounts advanced under the CICL Note Purchase Agreement bear interest at a rate of 8.0% per annum, with accrued interest payable quarterly through capitalization as additional principal. All outstanding principal and accrued interest are due on April 7, 2030. Upon an event of default on interest payments, unpaid amounts bear interest at 11.0% per annum until paid in full.

AOM has the right, at any time prior to maturity, to convert all or any portion of the outstanding principal and accrued interest under the note into shares of CICL at a conversion rate based on a $200.00 million valuation of CICL on a fully diluted, as-converted basis immediately prior to the initial closing. To the extent amounts outstanding are not previously paid or converted, CICL is required to repay such amounts in cash at maturity.

CIC Option Agreement

On April 8, 2026, in connection with the transactions contemplated by the Merger Agreement, Odyssey entered into an option agreement with CICL (the “CIC Option Agreement”). Pursuant to the CIC Option Agreement, the combined company obtained the right, contingent upon the Merger and subject to satisfaction of specified conditions and at milestone-based exercise prices, to acquire additional ownership interests in CICL. If exercised, the option could enable the combined company to obtain a controlling financial interest in CICL. The CIC Option Agreement is only exercisable six months post the Merger.

The Company concluded that the CIC Option Agreement was entered into primarily for the benefit of the Company and the combined company by providing the ability to acquire additional ownership interest in CICL. Accordingly, the CIC Option Agreement was evaluated as a freestanding financial instrument in the Company’s financial statements.

As of June 30, 2026, the conditions necessary for the Company to exercise the CIC Option Agreement had not been satisfied and no consideration had been transferred in connection with the option. The Company initially recorded the CIC Option Agreement at cost. Because no consideration was transferred to obtain the option, its initial cost and carrying amounts were zero. Accordingly, no asset, liability, gain, or loss related to the CIC Option Agreement was recognized in the accompanying condensed consolidated financial statements.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

These condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information.

The accompanying Condensed Consolidated Balance Sheet as of December 31, 2025 has been derived from audited financial statements as of that date but does not include all disclosures required by U.S. GAAP. For further information, refer to the financial statements and footnotes thereto for the period ended December 31, 2025.

In the opinion of management, adjustments considered necessary for the fair statement of these interim financial statements have been made. Except as otherwise disclosed, all such adjustments consist only of those of a normal recurring nature. Operating results for the six months ended June 30, 2026, are not necessarily indicative of results that may be expected for the year ending December 31, 2026.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries AOM Area-1, LLC (“AOM Area 1”), AOM Area-2, LLC (“AOM Area 2”), and AOM Area-3, LLC (“AOM Area 3”). All significant inter-company and intra-company transactions and balances have been eliminated.

Variable Interest Entities

The Company evaluates its interests in legal entities to determine whether any such entity is a variable interest entity (“VIE”) and whether the Company is the primary beneficiary of that VIE. A legal entity is considered a VIE when, among other factors, the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or the holders of the equity investment at risk, as a group, lack the characteristics of a controlling financial interest. The Company is the primary beneficiary of a VIE when it has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

In determining whether it is the primary beneficiary of a VIE, the Company considered quantitative and qualitative factors, including the design and purpose of the entity, the nature of the Company’s involvement, contractual rights and obligations, and whether the Company has power over the activities that most significantly impact the VIE’s economic performance.

When the Company determines that it is the primary beneficiary of a VIE, the Company consolidates the VIE. When the Company determines that it is not the primary beneficiary of a VIE, the Company does not consolidate the VIE and records its interest in the entity in accordance with applicable GAAP. The Company reassesses whether it is primary beneficiary of a VIE on an ongoing basis as facts and circumstances change.

Equity Method Investments

Investments in entities over which the Company has significant influence, but not control or a controlling financial interest, are accounted for under the equity method of accounting. Under the equity method, the investment is initially recorded at cost and subsequently adjusted for the Company’s share of the investee’s earnings or losses and distributions received.

Differences between the cost of the investment and the Company’s share of the underlying net assets of the investee are identified at the date of acquisition and, where applicable, allocated to the underlying assets and liabilities. Amounts attributable to assets and liabilities with finite lives are amortized over their estimated useful lives.

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash includes cash on hand and cash in banks totaling $3,763,815 and cash held in a trust account in the amount of $22,503,864 as of June 30, 2026. Cash on hand and cash in banks totaled $2,855 as of December 31, 2025. Cash equivalents consist of highly liquid investments with original maturities of three months or less, when applicable.

Intangible Assets

Intangible assets consist primarily of capitalized costs and fees of $1,110,696 that are directly attributable to the application for exploration licenses under the Deep Seabed Hard Mineral Resources Act (15 CFR Part 970) to the US National Oceanic and Atmospheric Administration (NOAA). Of that amount, $489,905 was capitalized during the six months ended June 30, 2026. There are two exploration licenses, namely AOM Area-1 and AOM Area-2. The AOM Area-1 application was submitted on September 23, 2025 and the Company received notice of full compliance on March 16, 2026. The AOM Area-2 application was submitted on November 26, 2025 and the Company received notice of full compliance on February 23, 2026. On May 28, 2026, the Company submitted an application to consolidate the AOM Area-1 and AOM Area-2 licenses and received substantial compliance on the consolidated license on June 29, 2026.

These licenses will provide the Company with the rights to explore and potentially extract natural resources in specified geographic areas. Prior to approval and commencement of their terms, the Company has determined that the exploration licenses have indefinite useful lives. This assessment is based on management’s expectation that the licenses will be renewed or extended, and that there are no legal, regulatory, or contractual provisions that would limit the useful life of the assets. Accordingly, the licenses are not subject to amortization.

The Company evaluates its indefinite-lived intangible assets for impairment at least annually, and more frequently when events or circumstances indicate that it is more likely than not that the asset impaired, in accordance with ASC 350.

If the licenses are approved and placed into service, and management determines that the useful life is no longer indefinite, the Company will begin amortizing the license over the shorter of their estimated useful life or the contractual term of the license.

Receivables and Interest Income

Receivables are carried at amortized cost, which includes unamortized premiums, discounts, and net deferred fees or costs, as applicable. Interest income is generally recognized using the effective interest method over the contractual life of the financial asset. The Company records an allowance for expected credit losses in accordance with its allowance for credit losses policy. The Company evaluates the collectability of contractual cash flows on an ongoing basis, including whether the collection of interest income remains probable.

Certain financing receivables provide for accrued interest to be added to the outstanding principal balance in accordance with the contractual terms of the instrument. Such paid-in-kind interest is recognized as interest income as earned and increases the amortized cost basis of the receivable. Amounts added to principal thereafter accrue interest in accordance with the contractual terms. Any accrued interest contractually required to be settled in cash is recognized as interest receivable until collected.

When the collection of interest income becomes uncertain, the Company places the financial asset on nonaccrual status and suspends the recognition of interest income. Upon placing a financial asset on nonaccrual status, the Company also reverses any previously recognized but uncollected interest income. While the financial asset is on nonaccrual status, interest income is not accrued and is recognized only when cash is received. The recognition of cash received as interest income reflects the contractual terms of the instrument and management’s assessment of collectability, including its probability of collection.

Allowance for Credit Losses

The Company records an allowance for expected credit losses for financial assets measured at amortized cost in accordance with ASC 326. The allowance reflects management’s estimate of expected credit losses over the contractual life of the assets based on historical experience, current conditions, and reasonable and supportable forecasts. The Company monitors the credit quality of these financial assets using credit quality indicators, which include counterparty creditworthiness, historical payment performance, and other relevant risk characteristics associated with the underlying receivables. These credit quality indicators are assessed and updated on a quarterly basis, and the information is evaluated as of each reporting date. The Company evaluates credit losses on a collective basis when assets share similar risk characteristics and on an individual basis when they do not. Changes in the allowance are recognized in earnings, and assets are written off when deemed uncollectible.

The Company also evaluates available-for-sale debt securities for impairment in accordance with ASC 326-30. For such securities, an allowance for credit losses is recognized when the present value of cash flows expected to be collected is less than the amortized cost basis of the security.

Investments

Debt securities classified as available-for-sale are carried at fair value, with unrealized gains and losses recognized in other comprehensive income. The Company remeasures these securities at each reporting date. Upon sale, conversion, or other disposition, realized gains and losses are recognized in earnings. Credit-related losses are recognized through an allowance for credit losses in accordance with the Company’s allowance for credit losses policy.

Derivative Financial Instruments

The Company evaluates its financial instruments, including embedded features, in accordance with ASC 815 to determine whether such features require bifurcation and separate accounting as derivatives. Embedded features that are not clearly and closely related to the host contract and meet the definition of a derivative are bifurcated and recognized as separate derivative instruments.

Derivatives are initially recognized and subsequently measured at fair value, with changes in fair value recognized in earnings. The Company presents derivative instruments as assets or liabilities on the balance sheet based on their fair value.

Right-of-Use Assets and Lease Liabilities

The Company accounts for leases in accordance with ASC 842. The Company evaluates arrangements at inception to determine whether a lease exists, including the assessment of embedded leases within service or other agreements.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease liabilities are measured using the Company’s incremental borrowing rate when the implicit rate is not readily determinable. Right-of-use assets are initially measured based on the corresponding lease liability, adjusted for any prepaid lease payments, initial direct costs, and lease incentives. Operating lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components as a single lease component.

Fair Value of Financial Instruments

The Company follows ASC 820 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Fair Value Hierarchy

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.

Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

The Company measures certain financial liabilities at fair value on a recurring basis in accordance with ASC 820.

Accrued Expenses

Accrued expenses consist of the following:

	June 30, 2026	December 31, 2025
Business consulting	$—	$758,117
Legal fees	1,554,674	338,796
Travel	50,000	—

Total Accrued Expenses	$1,604,674	$1,096,913

Stock-based Compensation

The Company’s stock-based compensation is recorded in accordance with the guidance in the ASC 718, Compensation – Stock Compensation. All stock-based compensation costs for non-employees is measured at the grant date, based on the fair value of the award, and is recognized ratably over the requisite service period based on the grant date fair value. The Company recognized expense for time-based only awards on a straight-line basis over the vesting period based on the fair value on the grant date. The Company recognizes expense when it is determined the performance criteria are probable of being met. The probability of vesting is reassessed at each reporting date and compensation cost is adjusted using the cumulative catch-up adjustment. Award forfeitures were not estimated and instead are recognized as they occur.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and receivables. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company is exposed to credit risk with respect to its receivables, however, such risk is mitigated by the Company’s ongoing evaluation of customer credit worthiness and the establishment of an allowance for credit losses in accordance with ASC 326.

Recent Accounting Pronouncements

In November 2024, the FASB issued new guidance related to induced conversions of convertible debt instruments (ASU 2024-04, “Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”). The new guidance clarifies whether certain settlements of convertible debt instruments should be accounted for as induced conversions or extinguishments when the settlement does not occur in accordance with the instrument’s existing conversion terms. The ASU requires entities to apply a preexisting contract approach to determine whether induced conversion accounting is appropriate. The ASU is effective for fiscal years beginning after December 15, 2025, with early adoption permitted for entities that have adopted ASU 2020-06. The Company is currently evaluating the impact this guidance will have on the condensed consolidated financial statements and related disclosures.

In May 2025, the FASB issued new guidance related to determining the accounting acquirer in acquisitions involving variable interest entities (ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”). The new guidance requires entities to consider the existing business combination guidance for identifying the accounting acquirer in certain transactions effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business. The ASU is intended to improve comparability between transactions involving variable interest entities and transactions involving voting interest entities. The ASU is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the condensed consolidated financial statements and related disclosures.

In July 2025, the FASB issued new guidance related to the measurement of credit losses for accounts receivable and contract assets (ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets for Private Companies and Certain Not-for-Profit Entities”). The new guidance is intended to reduce the cost and complexity of applying the current expected credit loss model to current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The ASU provides a practical expedient that permits entities to assume current conditions as of the balance sheet date do not change for the remaining life of the asset and, for entities other than public business entities that elect the practical expedient, an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. The ASU is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the condensed consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)—Derivatives Scope Refinements and Scope Clarifications for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU is intended to address concerns about the application of derivative accounting to contracts with features linked to the operations or activities of one of the parties to the contract and to reduce diversity in the accounting for share-based payments in revenue contracts. ASU 2025-07 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The adoption of this guidance will not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

Note 3 - Advances from Shareholder

The Company had outstanding short-term loans from shareholders totaling $4,001 and $403,221 as of June 30, 2026 and December 31, 2025, respectively.

The Company received short-term loans from shareholders totaling $25,800 during the six months ended June 30, 2026 to fund operations during the development stage. The total loans from inception to June 30, 2026 totaled $429,021 and included accrued interest of $4,201. On February 28, 2026, $263,020 was repaid and on March 31, 2026 $162,000 was converted into convertible debentures, as described further in Note 9.

Note 4 - Related Party Transactions

The Company has incurred expenses with certain related parties during the six months ended June 30, 2026 and period ended June 30, 2025 for various administrative, consulting, and professional services, and the office lease. Related party transactions presented in the balance sheet as of June 30, 2026 and December 31, 2025 consisted of $240,844 and $177,791, respectively, in Intangible assets for services provided by an affiliated entity in connection with the exploration license applications; $290,561 and $287,791, respectively, in Accounts payable, of which $63,053 and $187,791 relates to an affiliated entity, $182,508 and $100,000 related to parties through common ownership, and $45,000 and $0 related to parties related through board members, respectively; $0 and $457,462, respectively, in Accrued expenses, of which $0 and $48,000 related to parties through management, and $0 and $409,462, respectively, related to parties through common ownership. These balances are payable in cash on demand or under customary short-term payment terms, are non-interest bearing, and do not represent long-term financing arrangements.

Related party transactions presented in the statements of operations for the six months ended June 30, 2026 and period ended June 30, 2025 include $962,092 and $0, respectively, recorded in Professional & consulting services, of which $300,000 and $0, respectively, related to parties through management, $545,592 and $0, respectively, related to parties through common ownership, and $116,500 and $0, respectively, related to parties through board members; and $65,675 and $0, respectively, recorded in Rent related to a party through common ownership.

Note 5 - Stockholders’ Equity

On March 31, 2026, the Company filed an amendment to its Certificate of Incorporation (the “Amendment”) to increase the number of authorized shares of its common stock to 250,000,000, par value $0.0001 per share. The Company’s Certificate of Incorporation does not authorize any preferred stock. In connection with the Amendment, the Company effected a 1,000-for-1 stock split of its issued and outstanding common stock. All share and per share amounts presented in the financial statements and related notes have been retrospectively adjusted to reflect the stock split for all periods presented.

As of June 30, 2026 and December 31, 2025, there were 106,777,275 and 106,379,307 shares, respectively, of common stock issued and outstanding. Holders of common stock are entitled to one vote per share and do not have cumulative voting rights. Subject to applicable law and any restrictions in the Certificate of Incorporation, holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Poplar Falls Agreement

On May 8, 2026, effective as of April 8, 2026, AOM entered into a consent agreement with Poplar Falls, LLC (“Poplar Falls”) and Drumcliffe, LLC (“Drumcliffe”), pursuant to which, subject to the satisfaction or waiver of specified conditions precedent, Poplar Falls consented to the Merger, the separation of Odyssey’s interests in Oceánica Resources México, S. de R.L. de C.V. (“ORM”), and the transfer and assignment to a newly formed holding company of certain rights and obligations under the Third Amended and Restated International Claims Enforcement Agreement relating to the arbitration awards against the United Mexican States.

In connection with the consent, AOM issued 397,968 shares of AOM common stock, with a stated market value of $2.0 million, to Drumcliffe, recognized as transaction expense for the six months ended June 30, 2026, as part of the Company’s general and administrative expense. The effectiveness of the consent and related release of Odyssey’s obligations under the International Claims Enforcement Agreement is conditioned on, among other things, consummation of the Merger, execution of related support agreements, and issuance of the shares. This issuance of shares represents the total common stock that were issued during the six months ended June 30, 2026.

Note 6 - Commitments and Contingencies

Legal Proceedings

The Company is not currently a party to any legal proceedings. In the normal course of business, the Company may become subject to claims and litigation.

Note 7 - Lease

The Company is party to an office lease with a related party lessor under a single leasing arrangement, expiring in September 2028. The lessor is an entity that is considered a related party due to common ownership. Lease payments are made to the lessor in accordance with the terms of the arrangement. The amortizable life of the right-of-use asset is limited by the expected lease term. Although this lease includes an option to extend, the Company did not include it in the right-of-use asset or lease liability calculation because it is not reasonably certain that the option will be executed.

Future minimum lease payments for leases in effect at June 30, 2026 were as follows:

Year	Operating Lease
2026	$63,000
2027	126,000
2028	84,000

Total	$273,000
Less: Imputed interest	(32,792)

Present value of lease liabilities	$240,208

As of June 30, 2026 and December 31, 2025, the Company’s weighted average remaining lease term on its operating lease was 2.17 years and 2.75 years, respectively. The Company’s weighted average discount rate related to its operating lease was 11.7% at both dates.

Note 8 - Income Taxes

There were no provision for income tax for the six months ended June 30, 2026 and period from May 9, 2025 to June 30, 2025. The Company’s zero percent tax rate is lower than the statutory rate due to the valuation allowance against deferred tax assets.

Note 9 - Debt

Convertible Debentures

The Company completed a private placement of convertible debentures (the “Convertible Debentures”) in three closings on February 6, 2026, February 11, 2026, and February 13, 2026, and received aggregate gross proceeds of $75,611,950. The gross aggregate proceeds were initially presented net of $44,768 of debt issuance costs, and a $6,000,000 discount attributable to the initial fair value of an embedded feature. In addition, $371,520 was subsequently recognized as a debt discount in connection with the 1001525062 Ontario Inc. (n/k/a Atlas Royalty Corp. “Royalty Co”) arrangement described in Note 11.

The Convertible Debentures bear interest at a rate of 8.00% per annum and mature two years from the date of issuance. The Convertible Debentures shall automatically convert into shares of common stock of the Company upon the occurrence of a public offering transaction, reverse takeover or merger transaction, qualified financing or sale of the Company (each, a “Liquidity Event”) at a conversion price equal to a 25% discount to the price attributed to the Common Shares issued in connection with such Liquidity Event. If the principal amount or any part thereof of the Convertible Debentures is voluntarily prepaid by the Company on or prior to the first anniversary of the date of issuance, or if the outstanding amount under the Convertible Debentures is converted, redeemed, mandatorily repaid, accelerated, or otherwise satisfied in whole for any reason on or prior to the first anniversary of the date of issuance, the Company shall pay a make-whole amount equal to all interest that would have accrued through to the date that is the first anniversary of the issuance date.

The Convertible Debentures are classified as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, because they embody a conditional obligation to issue a variable number of the Company’s common shares to settle a fixed monetary amount. The instruments were initially measured at fair value. Subsequently, they are measured at their accreted value using the effective interest method under ASC 835. The debt issuance costs and discounts are presented as a direct reduction of the carrying amount of the Convertible Debentures and are amortized to interest expense over the contractual term of the Convertible Debentures using the effective interest method. As of June 30, 2026, the carrying amount of the Convertible Debentures was $72,727,741. The carrying amount consists of the following:

Aggregate principal balance of the Convertible Debentures	$75,611,950
Stated interest expense recognized during the six months ended June 30, 2026	2,386,439
Debt discounts	(6,371,520)
Amortization of debt discounts	1,137,646
Debt issuance costs	(44,768)
Amortization of debt issuance costs	7,994

Carrying value of the Convertible Debentures as of June 30, 2026	$72,727,741

Other Liabilities

As described in Note 11, the Company also recognized a liability with an initial fair value of $2,700,000 in connection with its obligation to provide Royalty Co with a contractual participation in future cash flows generated by certain Royalty Agreements. This liability is subsequently measured at amortized cost. As of June 30, 2026, the carrying amount of the liability was approximately $3,044,858.

The carrying amount consists of the following:

Initial value of the Royalty Co liability	$2,700,000
Interest expense recognized during the six months ended June 30, 2026	344,858

Carrying value of the Royalty Co Liability as of June 30, 2026	$3,044,858

Derivative Instruments

The Company evaluates its debt and equity-linked financial instruments for embedded features that may require bifurcation in accordance with ASC 815. In connection with the issuance of the Convertible Debentures, the Company identified an embedded derivative related to the conversion feature that requires conversion upon a

Liquidity Event at a 25% discount to the price attributed to the Common Shares issued in connection with such Liquidity Event. The embedded derivative was bifurcated from the host debt instrument and recorded as a derivative liability at fair value upon issuance, with a corresponding debt discount recorded against the carrying amount of the Convertible Debentures. The derivative liability is remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

As the derivative liability did not exist as of December 31, 2025, the fair value as of June 30, 2026, is as follows:

Fair value of derivative liability at issuance	$6,000,000
Loss on change in fair value of derivative liability	11,060,000

Fair value at June 30, 2026	$17,060,000

Note 10 - Fair Value Measurement

The Company’s fair value measurement framework and related valuation methodologies are described in Note 2 – Summary of Significant Accounting Policies. In accordance with that policy and ASC 820, the Company measures certain financial instruments at fair value on a recurring basis. The Company’s financial instruments measured at fair value on a recurring basis consist solely of the embedded derivative liability associated with the Convertible Debentures. This liability reflects the economic value of the conversion feature, which provides for settlement upon the occurrence of a Liquidity Event.

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Derivative liability	$		17,060,000	17,060,000

The derivative liability is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs.

Valuation technique

The fair value of the embedded derivative liability was determined using a probability-weighted discounted cash flow model under a with-and-without framework. The analysis considers potential settlement outcomes, including conversion upon a Liquidity Event at a contractual discount and settlement at maturity, with expected cash flows discounted to present value.

Significant inputs

The following table presents quantitative information about the significant inputs used in the Level 3 fair value measurement as of June 30, 2026:

Valuation Technique: Probability-weighted discounted cash flow (with-and-without method)
Significant Unobservable Inputs	Range / Input
Liquidity Event probability	50%
Maturity probability	50%
Expected term	0.3 – 1.6 years
Conversion discount	25.0%
Credit spread	8.6%
Discount rate	12.5% – 12.7%

The significant unobservable inputs reflect management’s assumptions about the probability and timing of a Liquidity Event and the Company’s credit risk. These assumptions are reassessed at each reporting date.

Note 11 - Royalty and Revenue Participation Agreements

On February 2, 2026, the Company entered into a revenue participation agreement (the “CIC RPA”) with CICL and CIC, LLC (“CIC”), as guarantor, pursuant to which the Company was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CICL under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, the Company has advanced an aggregate of $5,000,000 to CICL. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CICL’s obligations under the CIC RPA, CICL entered into a general security agreement dated March 2, 2026, pursuant to which it granted the Company a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC pursuant to the terms of the CIC RPA.

On March 20, 2026, the Company also entered into a revenue participation agreement (the “OML RPA”) with Moana Minerals Limited (“MML”), a wholly-owned subsidiary of Ocean Minerals, LLC (“OML”), as guarantor, pursuant to which the Company was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, the Company has advanced $5,000,000 to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of the Company in accordance with the terms provided under the OML RPA.

The OML RPA and CIC RPA are accounted for by the Company as receivable assets measured on an amortized cost basis. Origination fees that were incurred upon entering into the OML RPA and CIC RPA were deferred and capitalized to the initial amortized cost basis of these assets. These deferred fees are amortized over the estimated life of the respective agreements, and the resulting accretion is generally recognized within interest income; however, the Company has suspended interest income recognition on these receivables due to uncertainty regarding the timing and amount of expected cash flows. Interest income will be recognized on a cash basis as payments are received. No interest income was recognized on the RPA receivables for the six months ended June 30, 2026.

The amortized cost basis of the OML RPA as of June 30, 2026 is as follows:

Face value	$5,000,000
Deferred origination fees	11,900
Carrying value prior to allowance for credit losses at June 30, 2026	$5,011,900

The amortized cost basis of the CIC RPA as of June 30, 2026 is as follows:

Face value	$5,000,000
Deferred origination fees	1,910

Carrying value prior to allowance for credit losses at June 30, 2026	$5,001,910

Following its acquisition of the OML RPA and CIC RPA, the Company sold and assigned its interest in the OML RPA, CIC RPA, and, additionally, granted a perpetual revenue participation interest equal to 2% of “gross proceeds”, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within AOM Area 1, AOM Area 2, and AOM Area 3 (collectively, the “Royalty Agreements”) to Royalty Co pursuant to a certain Assignment and Assumption Agreement, under which Royalty Co acquired the rights to receive the future payments under the Royalty Agreements and assumed AOM’s rights and obligations as holder thereunder, in consideration of Royalty Co issuing a secured promissory note to the Company in the original principal amount of $15,000,000 (the “Royalty Note”). Principal outstanding under the Royalty Note shall accrue interest at a rate of 8% per annum, compounding monthly with unpaid interest capitalized as additional principal and amounts due thereunder payable from 50% of the royalty payments received by Royalty Co under the assigned OML RPA and CIC RPA. The Royalty Note matures twelve years after issuance, at which time any unpaid principal and accrued interest shall be due. The Royalty Note is secured by the assets of Royalty Co upon an event of default; Royalty Co is considered a related party due to common ownership with the Company.

Under the arrangement, Royalty Co is entitled to receive an effective participation of approximately 0.5% of gross revenues generated by the Royalty Agreements until the Company has received amounts equal to $15,000,000 plus accrued interest under the Royalty Note, after which participation increases to 1% of gross revenues on an ongoing basis.

The Company evaluated the fair value of the overall arrangement at inception, including both the assigned Royalty Agreements and Royalty Co’s contractual participation rights, and determined that its obligation to provide Royalty Co with a contractual participation in future cash flows represented a liability with an initial fair value of $2,700,000. Accordingly, a liability of $2,700,000 was recognized upon inception of the arrangement.

Because the Royalty Co arrangement provides potential cash flows to holders of the Company’s equity, the Company determined that a portion of the liability represented a noncash distribution to shareholders and was recognized as a reduction of retained earnings at inception.

The remaining amount was determined to be attributable to the Company’s Convertible Debenture financing, recognized as debt issuance costs of the Convertible Debentures, which is amortized over the remaining contractual term of the Convertible Debentures using the effective interest method, as discussed in Note 9.

Following initial recognition, the liability for the arrangement with Royalty Co is measured at amortized cost using the effective interest method. The effective interest rate was determined based on the initial carrying amount of the liability and the estimated amount and timing of the future royalty payments expected to be made to Royalty Co. Interest expense is recognized through accretion of the liability using the effective interest rate, and future royalty payments made to Royalty Co will reduce the carrying amount of the liability.

As of June 30, 2026, no royalty payments had commenced under any of the assigned Royalty Agreements, as the underlying mineral projects remain in the exploration and pre-production stages. Accordingly, no amounts had been received from Royalty Co under the Royalty Note, and no amounts had been remitted to Royalty Co under Royalty Co’s economic participation interest in future cash flows. For the period from inception through June 30, 2026, the Company recognized $344,858 of noncash interest expense related to accretion of the Royalty Co liability. As of June 30, 2026, the carrying amount of the liability was $3,044,858.

The Company will periodically reassess the estimated amount and timing of the future royalty cash flows used to measure the liability. Changes in the estimated amount or timing of those cash flows will be accounted for using the prospective interest method, under which the effective interest rate will be adjusted prospectively so that the carrying amount of the liability is accreted to the revised estimate of total future royalty payments over the remaining estimated term of the arrangement.

Note 12 – Notes Receivable

Odyssey Senior Notes

On April 8 2026, AOM entered into a note purchase agreement to provide up to $10.0 million of senior secured financing to support near-term liquidity needs and transaction expenses to Odyssey. The financing bears

8.00% interest, including paid-in kind interest capitalization, is secured by first-priority liens on substantially all assets, and is repayable at the earliest of 12 months from execution, merger closing, or an event of default.

As of June 30, 2026, the carrying value of the Odyssey Senior Notes is:

Principal balance	$5,200,000
Accrued paid-in-kind interest	39,689
Carrying value at June 30, 2026	$5,239,689

CIC, LLC Note

On April 8, 2026, in connection with the Merger Agreement and related financing arrangements, AOM also entered into a separate convertible promissory note agreement with CIC in an original principal amount of $5.0 million. On June 23, 2026, AOM advanced $5.0 million under the agreement.

The note bears paid-in-kind interest at 8.0% per annum, capitalized quarterly, and matures on April 7, 2030. Upon an event of default, the note is subject to an additional 3% default interest. The note is non-recourse, except with respect to collateral pledged by CIC.

As of June 30, 2026, the carrying value of the CIC, LLC Note is:

Principal balance	$5,000,000
Accrued paid-in-kind interest	7,778
Carrying value at June 30, 2026	$5,007,778

Under the terms of the arrangement, AOM may convert the outstanding principal and accrued interest into Class A voting shares of CICL held by CIC at a conversion rate of 1.22, subject to customary anti-dilution and similar adjustments.

The arrangement was amended prior to funding to revise the closing conditions and related terms. Specifically, the amendment removed the requirement that the go-public transaction be consummated as a condition to closing and instead provides that closing occurs upon satisfaction or waiver of specified conditions by AOM. The amendment also introduced additional covenants, including requirements related to delivery of CICL share certificates, AOM board representation rights, restrictions on the use of proceeds, and modifications to the collateral package.

Note 13 - Allowance for Credit Losses

The Company records an allowance for expected credit losses (“ACL”) on its revenue participation agreement (“RPA”) receivables in accordance with ASC 326. As of June 30, 2026, the Company holds two RPAs with CIC Limited and Ocean Minerals, LLC, each with an initial principal balance of $5.0 million and subsequently measured at amortized cost, including deferred fees. The Company evaluates expected credit losses on an individual basis for each RPA due to differences in counterparties, underlying projects, and risk characteristics.

The Company also evaluates its secured financing arrangement receivables for impairment in accordance with ASC 326. As of June 30, 2026, the Company holds a senior secured financing receivable with Odyssey and a convertible promissory note with CIC. The Odyssey financing receivable is measured at amortized cost and is subject to the expected credit loss model under ASC 326. The CIC convertible promissory note is classified as an available-for-sale debt security and, as such, is not subject to the expected credit loss model and is instead evaluated for impairment under ASC 326-30. The Company assesses each instrument individually due to differences in counterparties, underlying projects, and risk characteristics.

For financial assets subject to ASC 326-20, expected credit losses are estimated using an undiscounted credit loss methodology. Key assumptions include probability of default (“PD”), loss given default (“LGD”), and expected recoveries. PD assumptions are derived from externally available credit data for speculative-grade borrowers consistent with the counterparties’ credit profiles. In determining the appropriate credit risk classification, the Company estimated a synthetic credit rating using an ordinal logistic regression model based on key financial metrics, including total assets, total debt, revenues, EBIT, and net income. The model was calibrated using a dataset of U.S. companies with publicly available S&P credit ratings, excluding financial institutions and utilities. The resulting rating estimate informs the selection of applicable default rate curves and reflects a quantitative assessment of credit risk; qualitative factors that may affect the counterparties’ credit profiles are considered separately, as appropriate. LGD assumptions reflect the secured nature of the RPAs, including underlying royalty interests and guarantees, and incorporate expected recovery rates and timing of recovery.

The Company incorporates a one-year reasonable and supportable forecast period reflecting forward-looking credit conditions, followed by an immediate reversion to long-term historical default assumptions.

The CIC convertible promissory note was issued during the six months ended June 30, 2026 and is accounted for as an available-for-sale debt security. As of June 30, 2026, the Company determined that the fair value of the note approximated its amortized cost basis and, therefore, no allowance for credit losses or other impairment was recognized on the instrument.

The RPA receivables and Odyssey financing receivable, which are subject to the CECL model under ASC 326-20, originated during the six months ended June 30, 2026, and remain current. The CIC convertible promissory note is not included in the table below because it is accounted for as an available-for-sale debt security under ASC 326-30. The activity allowance for credit losses is as follows:

Allowance for Credit losses				Ended June 30, 2026
	CIC RPA	OML RPA	Odyssey Senior Notes	Total
Balance at beginning of period	$—	$—	$—	$—
(Benefit) Provision for credit losses	514,566	235,303	—	749,869
Charge-offs	—	—	—	—
Recoveries	—	—	—	—

Balance at end of period	$514,566	$235,303	$—	$749,869

The allowance for credit losses is recorded as a valuation allowance against the RPA receivables and Odyssey financing receivable, with changes recognized in provision for credit losses in the condensed consolidated statement of operations. The Company did not record an allowance for credit losses on the Odyssey financing receivable because the estimated credit losses were immaterial. No allowance for credit losses was recorded on the CIC convertible promissory note as of June 30, 2026.

Note 14 - Investments

Initial Investment and Transactions

On March 20, 2026, the Company entered into a unit purchase agreement (the “OML UPA”) with OML, pursuant to which (i) the Company agreed to invest up to $20,000,000 in OML in exchange for membership interest units of OML (the “OML Membership Interest Units”) and (ii) OML agreed to grant the Company an option, subject to the terms and conditions of the OML UPA, to purchase such number of additional OML Membership Interest Units as would be necessary for the Company to hold, in the aggregate, at least 67% of the outstanding OML Membership Interest Units on a fully diluted basis. Pursuant to the terms of the OML UPA, the Company has advanced an aggregate of $7,500,000 for 366,748 OML Membership Units and capitalized related transaction costs of $63,586.

On March 20, 2026, the Company entered into a memorandum of understanding with OML, pursuant to which the Company and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters.

On March 20, 2026, the Company entered into an equity exchange commitment letter with certain existing members of OML (the “OML Members”), pursuant to which the OML Members agreed to execute an equity exchange agreement immediately following closing of the Company’s Liquidity Event, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Membership Interest Units for shares of common stock in the public company.

On March 20, 2026, the Company entered into a sale and assignment agreement, effective as of December 31, 2025 (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva Marine Limited (“KML”), a wholly-owned subsidiary of OML, and OML, as loan parties, whereby the Company agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, KML, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15,500,000.

AOM initially recognized the debt security at its transaction price. On the purchase date, the Company exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9,818,195 representing all then outstanding principal and interest) into 1,963,639 OML Membership Interest Units at a conversion price of $5.00 per unit. Immediately prior to conversion, the debt security was remeasured to fair value, with no resulting unrealized gain or loss recognized, and the carrying amount of the instrument was reclassified upon conversion as part of the Company’s equity method investment in OML. Accordingly, the Company initially recorded its equity method investment in OML at a total carrying amount of approximately $23,063,586, representing the aggregate of the converted debt instrument, the Membership Interest Units acquired, and capitalized transaction costs.

For the six months ended June 30, 2026, the Company recognized a loss on its equity method investment in OML of $2,349,353, which is included in loss on equity method investment in the condensed consolidated statements of operations. The carrying value of the Company’s investment in OML was $20,714,233 as of June 30, 2026.

Basis of Accounting

The Company holds an equity investment in Ocean Minerals, LLC (OML). As of June 30, 2026, the Company owns approximately 33% of OML, acquired on March 20, 2026 through the purchase of OML Membership Interest Units and the conversion of a loan into OML Membership Interest Units.

The Company evaluated its investment in OML under the consolidation guidance in ASC 810 and determined that OML is a variable interest entity, as its equity investment at risk is not sufficient to permit OML to finance its activities without additional subordinated financial support. The Company further determined that it is not the primary beneficiary of OML because it does not have the power to direct the activities that most significantly impact OML’s economic performance. Accordingly, the Company does not consolidate OML and accounts for its investment under the equity method of accounting.

The Company’s variable interest in OML is primarily represented by its equity method investment and its contractual arrangements under the OML UPA, including a commitment to purchase additional membership interests in future periods. The Company’s maximum exposure to loss as a result of its involvement with OML is limited to the carrying value of its equity method investment, as the Company is not currently obligated to fund the remaining commitment and does not have any other arrangements that would require it to provide additional financial support. As such, as of June 30, 2026, the Company’s maximum exposure to loss approximates the carrying amount of its investment.

Summarized Financial Information

The following table presents summarized financial information for OML, the Company’s equity method investee, not adjusted for the Company’s ownership interest, as derived from OML’s financial statements.

Six Months Ended June 30, 2026
Revenue	$504,696
Net Loss	(8,601,706)

As of June 30, 2026
Total Assets	$23,609,651
Total Liabilities	12,648,625

Note 15 – Stock-based Compensation

During the preparation of the Company’s condensed consolidated financial statements for the six months ended June 30, 2026, management determined that disclosures related to the October 20, 2025 stock-based compensation award granted to MRW Productions LLC (“MRW”) had been omitted from previously issued financial statements. The omission had an immaterial impact on amounts previously reported in the financial statements, including compensation expense, earnings per share, stockholders’ equity, cash flows, or the Company’s financial position. Management concluded that the omission was not material to previously issued financial statements and has included the required disclosures in the current period.

On October 20, 2025, AOM entered into a Term Binding Agreement with MRW to issue a total of 6,383,000 common shares in exchange for promotional services including public relations, investor relations, government relations, and strategic partnerships. The common shares are issued at a price of $0.001 per share and represent 6% ownership in AOM. These shares issued are time-based and vest based on a service condition, with 50% vesting immediately on October 20, 2025 and the remaining 50% vesting in equal monthly installments over three years and entitled to the same equity-related rights as provided to any equity holder who holds an ownership percentage in the Company. The Term Binding Agreement contains an anti-dilution provision under which AOM issued an additional performance-based common stock to MRW contingent upon the Merger so that MRW shall hold 6% of the Company on a fully-diluted basis after the Merger. As of June 30, 2026 no additional shares were issued in connection with the anti-dilution provision.

The grant-date fair value of the stock-based compensation was nominal based on the fair value of the common stock and, as such, no compensation expense has been recognized with respect to these awards. As of June 30, 2026, there were 2,482,278 nonvested common shares outstanding.

As of June 30, 2026, immaterial unrecognized compensation expense for the unvested stock-based compensation awards is expected.

Note 16 - Subsequent Events

Management has evaluated subsequent events through September 14, 2026, which is the date these condensed consolidated financial statements were issued.

Odyssey Senior Notes

On July 31, 2026, the Company funded an additional $500,000 advance under its existing note purchase agreement to provide up to $10.0 million of senior secured financing to support near-term liquidity needs and transaction expenses to Odyssey, as described in Note 12. Following this advance, the aggregate principal amount funded under the agreement increased from $5,200,000 as of June 30, 2026 to $5,700,000.

On September 8, 2026, the Company amended the note purchase agreement to increase the amount available from $5.0 million to $5.5 million and to permit additional advances, at the Company’s discretion, in excess of the stated limits.

On September 9, 2026, the Company funded an additional $500,000 advance. Following this advance, the aggregate principal amount funded under the note purchase agreement, including amounts funded for operational and transaction expenses, increased to $6,200,000.

CIC LIMITED

Financial Statements

December 31, 2025 and 2024

INDEX TO FINANCIAL STATEMENTS

CIC LIMITED

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

CIC Limited

Opinion

We have audited the financial statements of CIC Limited (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations and comprehensive loss, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial doubt about the company’s ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $14.2 million during the year ended December 31, 2025, and as of that date, the Company’s current liabilities exceeded its current assets by $20.7 million and its total liabilities exceeded its total assets by $25.0 million, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 7, 2026

CIC LIMITED

BALANCE SHEETS

	December 31,
	2025	2024
ASSETS
Current Assets
Cash	$50,619	$37,344
Due from related party	404,535	195,679
Security deposits and other current assets	116,101	102,721

Total current assets	571,255	335,744
Property and equipment, net	835,609	1,055,584
Exploration licenses, net	758,941	1,371,156
Right-of-use assets	121,268	220,291

Total assets	$2,287,073	$2,982,775

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$1,265,075	$861,475
Accrued expenses	229,734	273,583
Accrued expenses—related party	2,416,158	1,521,412
Lease liabilities, current	89,681	100,786
Due to related party	482,452	195,726
Convertible notes payable—related parties	16,204,860	12,309,668
Loans payable—related party	569,539	605,650

Total current liabilities	21,257,499	15,868,300
Convertible notes payable—related parties, noncurrent	5,243,699	—
Derivative liability	785,214	—
Lease liabilities, noncurrent	23,060	109,677
Total liabilities	27,309,472	15,977,977

Commitments and contingencies (Note 8)

STOCKHOLDERS’ DEFICIT
Common stock	24,524,456	22,176,198
Accumulated deficit	(49,277,312)	(35,112,840)
Accumulated other comprehensive loss	(269,543)	(58,560)

Total stockholders’ deficit	(25,022,399)	(12,995,202)

Total liabilities and stockholders’ deficit	$2,287,073	$2,982,775

The accompanying notes are an integral part of these financial statements.

CIC LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2025	2024
Revenues
Total revenues	$—	$—

Operating expenses
General and administrative	1,161,712	1,314,593
Payroll and benefits	604,843	429,806
Professional and consulting services	4,982,216	2,743,546
Vessel and equipment expenses	3,543,669	661,499
Repairs and maintenance	36,558	74,940
Depreciation and amortization	1,040,134	1,042,760

Total operating expenses	11,369,132	6,267,144

Operating loss	(11,369,132)	(6,267,144)

Other income (expense)
Change in fair value of embedded derivative	946,771	—
Interest expense, net	(3,911,414)	(2,995,868)
Foreign exchange gain (loss)	169,303	(263,084)

Total other income (expense)	(2,795,340)	(3,258,952)

Loss before income taxes	(14,164,472)	(9,526,096)
Income tax expense	—	—

Net loss	$(14,164,472)	$(9,526,096)
Other comprehensive (loss) income	(210,983)	1,362,330

Comprehensive loss	$(14,375,455)	$(8,163,766)

The accompanying notes are an integral part of these financial statements.

CIC LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
Balance at December 31, 2023	$20,537,469	$(25,586,744)	$(1,420,890)	$(6,470,165)
Warrants issued with convertible notes	1,248,729	—	—	1,248,729
Services to be settled in shares of common stock	390,000	—	—	390,000
Currency translation adjustments	—	—	1,362,330	1,362,330
Net loss	—	(9,526,096)	—	(9,526,096)

Balance at December 31, 2024	$22,176,198	$(35,112,840)	$(58,560)	$(12,995,202)
Warrants issued with convertible notes	270,750	—	—	270,750
Services to be settled in shares of common stock	2,077,508	—	—	2,077,508
Currency translation adjustments	—	—	(210,983)	(210,983)
Net loss	—	(14,164,472)	—	(14,164,472)

Balance at December 31, 2025	$24,524,456	$(49,277,312)	$(269,543)	$(25,022,399)

CIC LIMITED

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,164,472)	$(9,526,096)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	275,018	247,771
Exploration license amortization	658,628	684,589
Right-of-use asset amortization	99,023	143,940
Services to be settled in shares	2,077,508	390,000
Change in derivative liability	(946,771)	—
Noncash interest	3,682,786	2,825,685
Changes in operating assets and liabilities:
Deposits and other current assets	(10,225)	200,000
Accounts payable	369,218	663,688
Accrued expenses	(50,093)	(863,436)
Accrued expenses—related parties	829,080	1,719,108
Lease liability	(100,786)	(114,357)
Due from related party	273,614	221,159

NET CASH USED IN OPERATING ACTIVITIES	(7,007,472)	(3,407,949)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(32,333)	(499,667)

NET CASH USED IN INVESTING ACTIVITIES	(32,333)	(499,667)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of related party loans	(83,867)	(274,322)
Proceeds from related party loans	5,421,908	677,771
Proceeds from debt derivative	1,741,771	—
(Repayment) proceeds from related party advances	(197,862)	1,464,162
Warrants issued with convertible notes	270,750	1,248,729

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,152,700	3,116,340

EFFECT OF FOREIGN CURRENCY ON CASH	(99,620)	218,643
NET INCREASE (DECREASE) IN CASH	13,275	(572,633)
CASH AT BEGINNING OF PERIOD	37,344	609,977

CASH AT END OF PERIOD	$50,619	$37,344

	2025	2024
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	44,100	54,949

The accompanying notes are an integral part of these financial statements.

CIC LIMITED

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

Organization

CIC Limited (“CIC” or the “Company” or “we”) is engaged in the exploration and potential future development of polymetallic nodule resources within the Cook Islands exclusive economic zone. Its major operations and corporate headquarters are located in Rarotonga, Cook Islands. The Company was formed in 2019 as a Cook Islands Company. CIC’s activities are early stage and capital intensive, with no significant operating revenues to date.

Going Concern

The Company has experienced several years of net losses and may continue to do so. For the years ended December 31, 2025 and 2024, we recorded net losses of $14.2 million and $9.5 million, respectively, and a significant portion of its debt is due currently. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.

On February 2, 2026, American Ocean Minerals Corporation (“AOM”) entered into a revenue participation agreement (the “CIC RPA”) with the Company and CIC, LLC (“CIC LLC”) (the Company’s parent), as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CIC under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, AOM has advanced the Company an aggregate of $5,000,000. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CIC’s obligations under the CIC RPA, CIC entered into a general security agreement dated March 2, 2026, pursuant to which it granted AOM a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC LLC pursuant to the terms of the CIC RPA.

On November 3, 2025, the Company signed a term sheet (the “Term Sheet”) whereby AOM has proposed a transaction with a NASDAQ-listed company to complete an equity financing (the “AOM Public Transaction”). In connection with the AOM Public Transaction, AOM and the Company are currently negotiating an additional equity investment by AOM into CIC in a minimum amount of $20,000,000, based on a valuation of the Company of $200,000,000. As of the date of these financial statements, the AOM Public Transaction and additional equity investment were not yet completed.

While management believes these actions could improve the Company’s liquidity position, the successful execution of these plans is dependent on factors outside of the Company’s control, including market conditions. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has not been alleviated.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding our financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity and have prepared them in accordance with generally accepted accounting principles in the United States (“US GAAP”) .

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash

Cash includes cash on hand and cash in banks consisting of deposits with foreign banks.

Security Deposits and Other Current Assets

All prepaid expenses are amortized on a straight-line basis over the term of the underlying agreements. Deposits may be held by various entities for equipment, services, and in accordance with agreements in the normal course of business. As of December 31, 2025 and 2024, deposits and other current assets consists primarily of security deposits and amounted to approximately $103,000 and $101,000, respectively.

Exploration Licenses

The Company currently has an Exploration License (the “License”) that authorizes the Company to explore for polymetallic nodules in a defined licensed area on the seabed of the Cook Islands EEZ, as delineated by the geographic coordinates set forth in Annexure 1 to the License. The License has a five-year term, commencing February 23, 2022 and ending February 23, 2027.

All direct costs attributable to acquiring the License were capitalized as an intangible asset, measured at cost, and amortized on a straight-line basis over the five-year License term, or such longer period as may be supported if renewal is reasonably expected. Pre-license costs incurred before February 23, 2022 were expensed as incurred.

Subsequent exploration expenditures (geological surveys, exploratory drilling, sampling, environmental studies, vessel mobilization) are expensed as incurred until economic viability is established.

The License is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Specific indicators include license expiry without renewal, cessation of exploration activities, and evidence that the carrying amount is unlikely to be fully recovered from future development, production, or sale.

The License is subject to relinquishment blocks, as established in applicable License documents. Any capitalized costs that are specifically attributable to relinquished blocks are written off in the period they are relinquished. We are required to relinquish 60% by February 2027 and are currently in discussions with the Cook Islands Seabed Minerals Authority (“SBMA”) in order to determine what areas will be relinquished. None have been relinquished as of the date of these financial statements.

Capitalized costs and accumulated amortization as of December 31, 2025 and 2024, are:

	December 31,
	2025	2024
Exploration license, gross	$3,252,604	$3,164,205
Less: Accumulated amortization	(2,493,663)	(1,793,049)

Exploration license, net	$758,941	$1,371,156

Amortization expense related to the License was approximately $659,000 and $685,000 for the years ended December 31, 2025 and 2024, respectively. Amortization expense related to the exploration license for the next years is as follows:

Years Ending December 31,
2026	$650,521
2027	108,420

Total	$758,941

Long-Lived Assets

Property and equipment is stated at historical cost. Depreciation is calculated using the straight-line method at rates based on the assets’ estimated useful lives. Items that may require major overhauls (such as marine equipment) that enhance or extend the useful life of these assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever was shorter. All other repairs and maintenance are expensed when incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment recorded to long-lived assets as of December 31, 2025 or 2024.

Right-of-use Assets and Lease Liabilities

The Company accounts for leases under ASC 842, “Leases”. The Company reviews all agreements to determine if a leasing arrangement exists. The Company determines if an arrangement is a lease at the lease commencement date. In addition to the Company’s lease agreements, the Company reviews all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating leases is presented within “right-of-use (ROU) assets” on the Company’s balance sheets. The current and noncurrent balances related to operating leases are presented as “Lease liabilities,” in their respective classifications, on the Company’s balance sheets.

The lease liability is recognized based on the present value of the remaining fixed lease payments discounted using the Company’s incremental borrowing rate on the date of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by the Company and excluding any lease incentives received from the lessor. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. The Company accounts for its lease and non-lease components as a single component, and therefore both are included in the calculation of lease liability recognized on the balance sheets.

Convertible Debt

When the Company issues convertible debt, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an

“embedded derivative” in Accounting Standard Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument and classified as a derivative liability carried on the balance sheets at fair value, with any changes in its fair value recognized currently in the statements of operations.

Derivative Financial Instruments

From time to time, we may enter into a financial instrument that may contain a derivative. In evaluating the fair value of derivative financial instruments, there are numerous assumptions which management must make that may influence the valuation of the derivatives that would be included in the financial statements.

Derivative financial instruments consist of financial instruments or other contracts that contain a notional amount and one or more underlying variables (e.g., interest rate, security price or other variable), require a small or no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. We generally do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain other financial instruments and contracts with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by ASC 815, these instruments are required to be carried as derivative liabilities, at fair value, in our financial statements with changes in fair value reflected in our income.

The Company determines the accounting classification of warrants it issues as either liability or equity classified by first assessing whether the warrants meet liability classification in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, then in accordance with ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the Statements of Operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

Fair Value Measurements

The Company determines fair value in accordance with the provisions of FASB guidance, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The Company’s financial assets and liabilities are carried at amortized cost. The Company’s cash and cash equivalents balances are representative of their fair values as these balances are comprised of deposits available on demand. The carrying amounts of accounts receivable, deposits and other current assets, accounts payable and accrued expenses are representative of their fair values because of the short turnover of these instruments.

The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs based on the observability as of the measurement date, is as follows:

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.

Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

Foreign Currency

The Company’s functional currency is the New Zealand Dollar and its reporting currency is U.S. dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations and cash flows of businesses conducted in foreign currency are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on the translation of assets, liabilities, and expenses is included in Other comprehensive (loss) income on the statements of operations and comprehensive loss.

Income Taxes

The Company is incorporated and tax resident in the Cook Islands and is subject to taxation in that jurisdiction.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Under this method, current income taxes are recognized based on taxable income for the period, and deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

A valuation allowance is recorded against deferred tax assets when it is more likely than not that such assets will not be realized.

The Company evaluates uncertain tax positions in accordance with ASC 740 and recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. The Company has not identified any uncertain tax positions requiring recognition as of December 31, 2025.

Recent Accounting Pronouncements

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025 with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the financial statements and related disclosures.

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Estimated Useful Life (in years)	December 31,
Asset		2025	2024
Computer equipment	4 – 5	$80,737	$68,030
Software	4	54,912	53,419
Vehicles	5	240,572	234,034
Office equipment	5 – 10	96,577	90,597
Ocean Research Equipment	5 – 10	475,829	462,897
Laboratory Equipment	4 – 10	79,874	70,006
Ship Equipment	5 – 12	408,590	397,485
Plant & Equipment	5	36,219	35,234
Leasehold improvements	A	191,721	186,511

Property and equipment		1,665,031	1,598,213
Less: Accumulated depreciation		(829,422)	(542,629)

Property and equipment, net		$835,609	$1,055,584

A—Leasehold improvements are depreciated over the shorter of the lease term or their useful life.

Depreciation expense amounted to approximately $275,000 and $248,000 for the years ended December 31, 2025 and 2024, respectively, and are included within Depreciation and amortization in the statements of operations.

NOTE 4—LOANS PAYABLE—RELATED PARTY

The Company’s loans payable consisted of the following carrying values:

	As of December 31,
	2025	2024
Loan from Te Rito o Taku Peu Tupuna	$569,539	$605,650

Total Loans payable—related party	$569,539	$605,650

Te Rito Loan

In May 2023, the Company entered into a loan agreement with Te Rito o Taku Peu Tupuna (“Te Rito”), formerly The Cook Islands Traditional Arts Trust which changed its name in 2024, pursuant to which Te Rito agreed to advance NZD1,200,000 (approximately US$749,000) to the Company (“Te Rito Loan”). Te Rito is a stockholder of the Company and thus considered to be a related party. The Te Rito Loan bears interest at 8% per annum and is repayable in 120 equal monthly installments of NZD14,559 (approximately US$9,000), commencing in July 2023. The borrower may prepay, in whole or in part, upon giving the lender not less than 30 days’ written notice without penalty.

Standard events of default apply, with a 14-day cure period. Upon an unremedied default, the lender may demand immediate repayment.

As discussed in Note 10, Related Party Transactions, the Company received an advance for working capital purposes from Te Rito which is recorded within due to related party in the balance sheet.

NOTE 5—CONVERTIBLE NOTES PAYABLE—RELATED PARTIES

The Company’s convertible notes consisted of the following carrying values:

	As of December 31,
	2025	2024
CIC LLC	$925,696	$873,146
South Pacific Mineral Partners	3,326,236	3,058,539
Mineral Harvesting Cook Islands—I	11,674,531	8,114,586
Provident Trust Group LLC	278,397	263,397

Total Convertible Notes payable—related parties	$16,204,860	$12,309,668

	As of December 31,
	2025	2024
Mineral Harvesting Cook Islands—II	$5,243,699	$—

Total Convertible Notes payable—related parties, noncurrent	$5,243,699	$—

CIC LLC

CIC LLC owns 71.20% and 72.63% of the Company as of December 31, 2025 and 2024, respectively. In November 2023, the Company issued the 2023 Convertible Note to CIC LLC in the principal amount of $1,200,000, bearing interest at a simple rate of 6.0% per annum (“2023 Convertible Note”). The 2023 Convertible Note is payable on demand by the holder or at the Company’s election at any time on or after November 3, 2023, as such has been classified as a current liability in the accompanying balance sheets. The holder has the option to convert the unpaid principal and accrued interest into Class A Voting Shares of the Company at a conversion price of $2.00 per share. In connection with the issuance of the 2023 Convertible Note, the Company also issued CIC LLC a Warrant to purchase up to 156,000 Class A Voting Shares at an exercise price of $0.0001 per share (the “Warrant”).

Conversion Rights

At the option of CIC LLC, at any time on or before the Expiration Date (as defined below), the unpaid principal and accrued interest may be converted, in whole or in part, into fully paid and non-assessable Class A Voting Shares of the Company at a conversion price of $2.00 per share. The “Expiration Date” is defined as the second anniversary of the date on which the Company is issued a license to harvest polymetallic nodules in the Cook Islands’ Exclusive Economic Zone. As of December 31, 2025, such license has not been issued.

The conversion feature is considered indexed to CIC Limited’s own equity and meets the own-equity scope exception. Therefore, although the conversion option meets the derivative definition at a stand-alone level, it is not bifurcated and separately accounted for as a derivative.

Warrant

In November 2023, the Company issued CIC LLC a Warrant, exercisable for up to 156,000 Class A Voting Shares of the Company, at an exercise price of $0.0001 per share, with a contractual term of 10 years. The Warrant can be exercised prior to the second anniversary of the date on which the Company is issued a license to harvest polymetallic nodules in the Cook Islands’ Exclusive Economic Zone. The license to harvest has not been issued as of December 31, 2025. The warrant is exercisable by cash payment of the exercise price, or a cashless exercise in Class A Voting Shares at the holder’s election. The Company concluded that the Warrant is a freestanding, equity-classified instrument. Accordingly, at issuance, approximately $170,000 of the proceeds were allocated to the Warrant and recorded in additional paid-in capital.

Subsequent to the issuance of the Warrant, 32,500 of the 156,000 Class A Voting Shares of the Company subject to the Warrant were subsequently assigned to Provident (as defined below).

SPMP 2023 Note

In March 2023, South Pacific Minerals Partners, LLC (“SPMP”) and the Company entered into a Note Purchase Agreement (the “SPMP 2023 Notes”), pursuant to which SPMP purchased notes with an initial stated principal amount of $2,700,000, bearing interest at 6% and maturing 120 days after issuance, after which the notes became payable on demand at SPMP’s option. Additional advances were made under the same terms during 2023, increasing the aggregate stated principal amount of the SPMP 2023 Notes to $3,037,500.

At the Company’s option, accrued interest may be settled in cash rather than in shares upon conversion. In addition, if SPMP elects the Class A conversion option, the Company is obligated, at that time, to issue to SPMP a freestanding warrant to purchase additional Class A Voting Shares equal to 10% of the number of Class A shares issued upon conversion, at an exercise price of $2.00. The Company may prepay the SPMP 2023 Note at par (principal plus accrued interest) without penalty.

The carrying value of the SPMP 2023 Note was $3,326,236 and $3,058,539 as of December 31, 2025 and 2024, respectively, including accrued interest of $494,388 and $312,138 as of December 31, 2025 and 2024, respectively.

Conversion features

Under the Note Purchase Agreement, each SPMP 2023 Note may be converted, at the holder’s option, under two distinct conversion paths: (1) prior to the stated maturity date, the holder may elect to convert the outstanding principal and unpaid accrued interest into Class B Non-Voting Shares at a fixed conversion price of $2.50 per share; or (2) at any time on or after the stated maturity date, the holder may elect to convert the outstanding principal and unpaid accrued interest into Class A Voting Shares at a fixed conversion price of $2.00 per share.

The SPMP 2023 Notes are accounted for as a single convertible debt liability under ASC 470, measured at amortized cost with interest expense recognized using the effective interest method over the life of the instrument. The holder’s conversion options into Class B and Class A shares, together with the contingent obligation to issue a Class A warrant upon a Class A conversion, are considered equity-qualified features and are not bifurcated as embedded derivatives.

MHCI SPA Notes

In August 2023, CIC entered into a Securities Purchase Agreement (the “MHCI SPA”) with Minerals Harvesting Cook Islands, LP (“MHCI”) as lead investor and certain other investors (individually an “Investor”, together, the “SPA Investors”). Under the MHCI SPA, CIC agreed to issue the SPA Investors (i) convertible promissory notes (the “MHCI SPA Notes”) and (ii) freestanding warrants to purchase Class A Voting Shares of CIC, in exchange for cash proceeds.

The MHCI SPA contemplated an initial closing on August 14, 2023 and additional subsequent closings through December 31, 2023 (subsequently extended by the 2024 MHCI Amendment, described below). At each closing, an Investor pays a purchase price in cash, receives an MHCI SPA Note in a principal amount equal to such purchase price, and receives a Warrant. The MHCI SPA Notes bear interest at 6% per annum. The MHCI SPA Notes mature on the “SPA Maturity Date,” which is defined as the date, but not before the second anniversary of the initial closing Date, on which the holders of a majority in interest of the aggregate principal amount of MHCI SPA Notes then outstanding, including the lead investor, demand repayment of the principal and accrued interest. Until said SPA Maturity Date, the notes remain outstanding unless earlier converted.

In connection with each closing, CIC issued to the Investor a Warrant to purchase additional Class A Shares. The number of warrant shares is determined by the formulas in Section 2.03(b) of the SPA, which scale the Warrant based on (i) aggregate principal funded by covered investors and (ii) the individual investor’s note principal. The exercise price of the Warrants is U.S. $0.0001 per Class A Share, subject to standard adjustment provisions. The Warrants are freestanding instruments, separate from the MHCI SPA Notes.

During the years ended December 31, 2025 and 2024, no conversions or prepayments of MHCI SPA Notes were made. As of December 31, 2025 and 2024, all of the MHCI SPA Notes remain outstanding.

The carrying value of the MHCI SPA Notes was $11,674,531 and $8,114,586 as of December 31, 2025 and 2024, respectively, including accrued interest of $1,279,654 and $663,298 as of December 31, 2025 and 2024, respectively, is recorded in convertible notes payable in the balance sheets.

Conversion features

At any time and from time to time, the holder of an MHCI SPA Note may elect to convert the outstanding principal and unpaid accrued interest into Class A Shares at a fixed conversion rate of $2.00 per share, subject to standard anti-dilution adjustments. The MHCI SPA also provides the Company with a limited right, within a defined window preceding the SPA Maturity Date, to elect to convert the MHCI SPA Notes into Class A Shares at the same Conversion Rate, subject to certain conditions.

The Company therefore concluded that the MHCI SPA Notes are debt arrangements within the scope of ASC 470—Debt. The primary equity-linked feature embedded in the MHCI SPA Notes is the option to convert the outstanding principal and unpaid interest into Class A Shares at the fixed conversion rate of $2.00 per share, described above. Management concluded that the conversion feature is indexed solely to CIC’s own equity and meets the own-equity scope exception in ASC 815-40. As a result, no embedded derivative is bifurcated and separately accounted for under ASC 815. The conversion feature is treated as an equity-qualified feature embedded in a debt host.

Warrants and proceeds allocation

At each closing under the MHCI SPA, CIC issued both MHCI SPA Notes and freestanding Warrants to purchase Class A Voting Shares to the Investors. Because the MHCI SPA Notes and Warrants are issued together in bundled transactions, the total proceeds received at each closing must be allocated between the notes and the Warrants, on a relative fair value basis between (i) the MHCI SPA Notes (excluding the Warrants) and (ii) the equity-classified Warrants at the time of issuance. The portion of the proceeds allocated to the Warrants is recorded in additional paid-in capital. The remainder is allocated to the MHCI SPA Notes and results in a discount on the notes, which is amortized to interest expense over the expected term of the notes using the effective interest method.

The Company concluded that the Warrants are freestanding, equity-classified instruments and, accordingly, the Warrants are not subsequently remeasured to fair value after issuance. The amount recorded in additional paid-in capital related to MHCI SPA warrants, including warrant issuances and warrant modifications, was $270,750 and $1,248,729 during the years ended December 31, 2025 and 2024, respectively.

Lead Investor Warrant

In connection with the initial closing under the MHCI SPA, the Company and MHCI, as lead investor, also entered into a side letter providing for an additional freestanding warrant in favor of MHCI (the “Lead Investor Warrant”). The Lead Investor Warrant entitled MHCI to purchase a number of Class A Voting Shares based on 10% of the aggregate equity securities issued or issuable to covered investors under the 2023 MHCI SPA financing program through December 31, 2023. The Company concluded that the Lead Investor Warrant is a freestanding, equity-classified instrument. Accordingly, once the related share count became determinable, the Company recorded the Lead Investor Warrant at its estimated fair value of approximately $798,000 within additional paid-in capital, with a corresponding debt discount on the related MHCI SPA Notes, which is amortized over the remaining term of those notes.

2024 MHCI Amendment

In June 2024, CIC and MHCI entered into the First Amendment to Securities Purchase Agreement and Warrant to Purchase Class A Voting Shares (the “2024 MHCI Amendment”). The 2024 MHCI Amendment modifies certain provisions of the MHCI SPA and the warrant issued to MHCI as lead investor, and extends the period during which CIC may raise additional capital under the MHCI SPA. The amendment does not change the principal amounts, stated interest rate, or core conversion economics of the MHCI SPA Notes themselves.

In addition to other definition clarification, main changes in the 2024 MHCI Amendment relate to: (1) formula used to calculate warrant coverage; (2) extended the period through which subsequent closings could be done from December 31, 2023 to July 21, 2024; and (3) added anti-dilution provisions.

The 2024 MHCI Amendment does not change the basic nature of the MHCI SPA Notes as obligations to repay cash principal and interest unless converted, therefore the Company concluded that the 2024 MHCI Amendment does not change the classification of the MHCI SPA Notes as debt instruments.

The anti-dilution amendment added in the 2024 MHCI Amendment provides that, upon certain dilutive issuances of equity securities prior to a qualified equity financing, CIC will issue additional Warrants to MHCI so that its overall economics reflect the lower effective price. This anti-dilution protection is implemented through freestanding Warrants rather than through an adjustment to the conversion rate of the MHCI SPA Notes. As such, the additional anti-dilution value is carried by the Warrants and does not cause the embedded conversion feature of the MHCI SPA Notes to cease meeting the own-equity scope exception.

Modification versus extinguishment analysis

The contractual cash flows of the MHCI SPA Notes themselves are not substantially altered; the present value of the cash flows under the amended terms, discounted at the original effective interest rate, is not expected to differ from the carrying amount of the notes by 10% or more. As a result, management concluded that the 2024 MHCI Amendment should be accounted for as a modification of the existing MHCI SPA Notes. Because the 2024 MHCI Amendment did not materially affect the expected term of the existing MHCI SPA Notes, the carrying amount of the unamortized debt discount previously recorded in connection with warrant allocations continues to be amortized prospectively over the same remaining term.

Minerals Harvesting Cook Islands II, LP (“MHCI-II”)

In June 2025, CIC issued a convertible promissory note in the principal amount of $5.0 million to Minerals Harvesting Cook Islands II, LP (“MHCI-II”) (the “MHCI-II Note”). The MHCI-II Note was subsequently increased to $6.5 million in principal pursuant to the 2025 MHCI-II Amendment (discussed below). The MHCI-II Note bears simple interest at a rate of 15% per annum. All principal and accrued interest are due and payable upon demand by MHCI-II at any time on or after the third anniversary of its issuance date (the “Maturity Date”). The MHCI-II Note contains a “No Shop Period”, which establishes that for a defined period, CIC agrees not to solicit or entertain certain other equity financing proposals relating to its equity securities, subject to limited exceptions, as set out in the MHCI-II Note. The Company concluded that the MHCI-II Note is a debt arrangement within the scope of ASC 470.

Conversion features

The MHCI-II Note contains several features whose payoffs depend on future financing outcomes, as defined in the MHCI-II Note agreement:

•

In a Qualified Financing, the note converts automatically into the equity securities issued in that financing at a price equal to the lowest cash price per share paid by other investors, multiplied by a contractual discount.

•	In a Non-Qualified Financing, a similar conversion at a discounted price may occur upon mutual agreement of CIC and MHCI-II.

•

If no Qualified or Non-Qualified Financing occurs by the Expiration Date, the note may be converted into Class A Voting Shares at fixed prices of U.S. $0.80 or U.S. $1.50 per share, depending on whether CIC or MHCI-II elects not to continue negotiations.

•	Upon a Change of Control (and certain refinancing outcomes, as applicable), the note must be repaid in cash at an amount equal to 1.5 times the then-outstanding principal and accrued interest.

As at least one element of that component (the Change of Control 1.5x cash payoff and the discounted conversion into future preferred equity) requires bifurcation, the combined equity-linked component is separated and accounted for as a single embedded derivative. Accordingly, management determined that the MHCI-II Note contains an embedded derivative that must be bifurcated and accounted for separately under ASC 815.

On initial recognition of the MHCI-II Note in 2025, the Company measures the hybrid instrument at the proceeds received, while the embedded derivative is measured at fair value. The difference between (i) the proceeds attributed to the hybrid MHCI-II Note and (ii) the fair value of the bifurcated embedded derivative is assigned to the MHCI-II Note as its initial carrying amount. The MHCI-II Note is subsequently accreted to its contractual maturity amount using the effective interest method, taking into account any discount created by the separation of the embedded derivative.

The embedded derivative is recorded as a derivative liability and remeasured at fair value at each reporting date. Refer to Note 6—Derivative Instruments for additional information.

2025 MHCI-II Amendment

In September 2025, CIC and MHCI-II entered into the First Amendment to Convertible Promissory Note (the “2025 MHCI-II Amendment”). The 2025 MHCI-II Amendment amends the original MHCI-II Note to (i) increase the principal amount to $6.5 million, (ii) revised the “No Shop Period” and related financing timeline, extended to September 15, 2025, with an option through October 15, 2025, and (iii) further align the MHCI-II Note’s terms with the preferred equity recapitalization term sheet approved by CIC’s board. All other terms of the MHCI-II Note are ratified and affirmed. The modification was accounted for as a debt modification.

The 2025 MHCI-II Amendment does not change the previous conclusion that the MHCI-II Note contains an embedded derivative that must be bifurcated and carried at fair value through earnings.

Provident Trust Group, LLC

In February 2024, CIC LLC assigned $250,000 of its right, title, and interest in the indebtedness outstanding under the 2023 Convertible Note to Provident Trust Group LLC FRO Raphael Diamond Traditional IRA

(“Provident”). A new Convertible Promissory Note (the “Provident Note”) was issued by the Company to Provident to evidence the assigned indebtedness, with substantially identical terms to the 2023 Convertible Note. Concurrently, CIC LLC assigned to Provident up to 32,500 of the 156,000 Class A Shares purchasable under the original Warrant, and a new Warrant was issued to Provident on the same economic terms. After the partial assignment, CIC LLC retained $950,000 of the principal balance and 123,500 of the warrant shares.

The table below details the maturity dates of the principal amounts for the Company’s debt as of December 31, 2025:

Debt Type	2026	2027	2028	Thereafter	Total
Loans payable	$569,539	$—	$—	$—	$569,539
Convertible notes payable	16,204,860	—	5,243,699	—	21,448,559

	$16,774,399	$—	$5,243,699	$—	$22,018,098

NOTE 6—DERIVATIVE INSTRUMENTS

MHCI Notes—Embedded Derivative

As discussed in Note 5, Debt—Related Party, the Company issued the MHCI-II Convertible Promissory Note in 2025. The Company assessed the terms of the MHCI-II Note under ASC 815 and concluded that certain embedded features, including certain embedded conversion features and contingent payoff provisions, must be bifurcated and accounted for separately as an embedded derivative liability. The embedded derivative liability is recorded at fair value and remeasured at each reporting date, with changes in fair value recognized in earnings.

Upon initial recognition of the MHCI-II Note in 2025, the Company recorded an embedded derivative liability with an aggregate initial fair value of $1,477,747. In connection with the September 2025 increase in principal under the amended MHCI-II Note, the Company recorded an additional embedded derivative liability with an initial fair value of $254,238.

As of December 31, 2025, the fair value of the embedded derivative liability related to the MHCI-II Note was $785,214, which is recorded within debt derivative liability in the accompanying balance sheets. During the year ended December 31, 2025, the Company recorded a $946,771 gain related to the change in fair value of the embedded derivative liability.

NOTE 7—FAIR VALUE MEASUREMENTS

The Company did not have any financial assets measured on a recurring basis as of December 31, 2025 or 2024. The Company’s financial liabilities measured at fair value on a recurring basis consisted of the embedded derivative liability associated with the MHCI-II Note as of December 31, 2025. There were no financial liabilities measured at fair value on a recurring basis as of December 31, 2024.

As of December 31, 2025, the embedded derivative liability associated with the MHCI-II Note was classified within Level 3 of the fair value hierarchy and was estimated using a Monte Carlo simulation together with a with-and-without valuation method. Significant inputs to the valuation included a share price of $1.22, a remaining term of 2.41 years, annualized volatility of 98.6%, a risk-free rate of 3.5%, a discount rate of 22.75%, and a dividend yield of 0.00%. The valuation also incorporated a 10% conversion discount for a qualified or non-qualified financing, a 5% probability of such financing, a 1.5x change of control premium, and a 30.0% probability of a change of control event. Changes in these assumptions could materially affect the fair value of the embedded derivative liability.

		December 31,
Liabilities	Level	2025	2024
Embedded Derivative Liability—Conversion Option	3	$785,214	$—

The following table presents a reconciliation of the Company’s Level 3 financial liabilities for the year ended December 31, 2025:

Year Ended December 31, 2025
Beginning balance—December 31, 2024	$—
Initial recognition	1,477,747
Additional embedded derivative	254,238
Change in fair value recognized in earnings	(946,771)

Ending balance—December 31, 2025	$785,214

NOTE 8—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. We are not a party to any litigation as a defendant where a loss contingency is required to be reflected in our financial statements.

Lease commitment

The Company has leases for office space, warehouses and residential properties used by executives. Refer to Note 9, Leases, for full disclosures for the Company’s Right of Use assets and lease liabilities.

NOTE 9—LEASES

The Company is party to various office, warehouse, and residential leases with terms expiring at different dates through June 2027. The amortizable life of the right-of-use asset is limited by the expected lease term. Although certain leases include options to extend the Company did not include these in the right-of-use asset or lease liability calculations because it is not reasonably certain that the options will be executed.

The presentation of right-of-use assets and lease liabilities in the consolidated balance sheets is as follows:

	December 31,
	2025	2024
Assets
Right-of-use asset	$121,268	$220,291

Liabilities
Current
Lease liability	$89,681	$100,786
Noncurrent
Lease liability	$23,060	$109,677

Total lease liability	$112,741	$210,463

Operating lease costs for the years ended December 31, 2025 and 2024 amounted to $122,738 and $138,136, respectively, and are recorded within general and administrative expenses in the statements of operations.

Lease Payments

For the years ended December 31, 2025 and 2024, the Company made cash payments related to its operating leases in the amount of $120,102 and $135,671, respectively.

Future minimum lease payments for leases in effect at December 31, 2025 were as follows:

Years Ending December 31,
2026	$95,313
2027	27,592

Total	122,905
Less: Imputed interest	(10,164)

Present value of lease liabilities	$112,741

As of December 31, 2025 and 2024, the Company’s weighted average remaining lease terms on its operating leases was 1.29 years and 2.16 years, respectively, and the Company’s weighted average discount rate related to its operating leases was 9.50% and 9.50%, respectively.

NOTE 10—RELATED PARTY TRANSACTIONS

CIC LLC

Included in amounts due to related parties as of December 31, 2025 and 2024, is $243,033 and $0, respectively, representing working capital advances provided by CIC LLC. These advances are non-interest bearing and are repayable on demand.

Included in amounts due from related parties as of December 31, 2025 and 2024, is $403,125 and $177,059, respectively, representing funds held by CIC LLC on behalf of the Company in bank accounts maintained in CIC LLC’s name. Interest earned on these balances is credited to the Company.

Te Rito o Taku Tupuna

Since May 28, 2024, Te Rito, a stockholder of the Company, has provided CIC advances for working capital purposes amounting to NZD441,000 (US$261,722). There is no interest on this advance and all amounts are payable on demand.

This advance amounted to $239,418 and $195,726 as of December 31, 2025 and 2024, respectively, and is recorded within due to related party in the balance sheet

In 2024, the Company made a payment on behalf of Te Rito o Taku Peu Tupuna for $72,000. This outstanding balance at December 21, 2024 was $17,248 included in Due from related parties and was settled on February 28, 2025

Boskalis International B.V.

Boskalis International B.V. (“Boskalis”) is a shareholder of the Company and provides ocean science and engineering consulting services in accordance with a Memorandum of Understanding dated November 30, 2020 with the Company. Boskalis is paid in equity of the Company for its services. As of December 31, 2025 and 2024, the cumulative amount of shared-based expenses in connection with the services rendered by Boskalis amounted to $5 million and $2.9 million respectively

During the years ended December 31, 2025 and 2024, Boskalis provided services amounting to $2,077,508 and $390,000, respectively.

Odyssey Marine Exploration, Inc.

Odyssey Marine Exploration, Inc. (“Odyssey”) is a shareholder of the Company, owning approximately 13% of the Company’s common stock. In accordance with the terms of a services agreement, Odyssey provided certain back-office services to the Company in exchange for a recurring monthly fee, as well as other deep-sea mineral-related services on a cost-plus profit basis and was compensated for these services in equity of CIC.

During the year ended December 31, 2025 and 2024, Odyssey invoiced the Company $0.26 million and $0.45 million, respectively.

Director consulting services

The Company is party to a services agreement with one of the Company’s directors, pursuant to which this director provides consulting services payable on demand, which commenced during the year ended December 31, 2025. The Company paid this director $34,792 in cash during the year ended December 31, 2025. The outstanding payable balance amounted to $20,000 as of December 31, 2025, and is recorded within Accrued expenses—related parties.

Accrued Consultant Fees

During the years ended December 31, 2025 and 2024, CIC accrued consulting fees and expense reimbursements owed to four consultants, all of which are stockholders, that remained unpaid as of December 31, 2025. In addition to the principal amounts of the unpaid invoices, CIC accrued interest on these outstanding balances at contractually agreed-upon rates. The accrued balance (excluding interest) as of December 31, 2025 and 2024 was $0.5 million and $0.3 million, respectively and is included in accrued expense – related parties.

Subsequent to December 31, 2025, the Company formalized the outstanding consultant obligations, inclusive of all accrued and unpaid interest through that date, into individual promissory notes payable (“Promissory Notes”). Each promissory note consolidates the aggregate unpaid principal and accrued interest into a single stated face amount, which becomes the new principal of the note. The notes bear interest from the date of issuance at the same rates that were applied to the accrued interest computation during the pre-formalization period. The table below presents a summary of the interest rate, maturity date, principal amount, and the Promissory Note amount, which incorporates the accrued interest through the issuance date.

		December 31, 2025
Interest Rate	Maturity Date	Principal Amount	Note Amount
12%	December 31, 2026	$506,438	$549,173
8%	December 31, 2026	37,960	41,379

		$544,398	$590,552

Directors Fees

The Company’s directors are compensated for their service as directors. For the year ended December 31, 2025 and 2024, the Company incurred directors’ fees of $233,750 and $127,500, respectively. Included in accrued expenses – related parties is unpaid directors fees of $431,250 and $237,500 as of December 31, 2025 and 2024, respectively. Directors’ fees are unsecured, non-interest bearing, and are payable in a combination of cash, payable on a quarterly basis, and equity, payable on an annual basis.

NOTE 11—INCOME TAXES

There was no provision for income tax for the years ended December 31, 2025 and 2024.

The following table disaggregates loss before income taxes between domestic and foreign jurisdictions for the years ended December 31, 2025 and 2024:

	2025	2024
Cook Islands (foreign)	$(14,164,472)	$(9,526,096)
Domestic	—	—

Loss before income taxes	$(14,164,472)	$(9,526,096)

As of December 31, 2025 and 2024, the Company had consolidated income tax net operating loss (“NOL”) carryforwards for tax purposes of approximately $48.1 million and $33.2 million, respectively. The net operating losses do not expire provided there is at least 40% continuity of ownership.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	For the Year Ended December 31,
	2025	2024
Deferred tax assets
Net operating loss and tax credit carry forwards	$9,628,925	$6,645,251
Less: Valuation allowance	(9,628,925)	(6,645,251)

Net deferred tax asset	$—	$—

As reflected above, we have not recorded a net deferred tax asset as of both December 31, 2025 and 2024. In accordance with ASC 740, we have evaluated whether it is more likely than not that the deferred tax assets will be realized. Based on the available evidence, we have concluded that it is more likely than not that those assets would not be realized without the successful development and commercialization of polymetallic nodule resources within the Cook Islands Exclusive Economic Zone, the recovery and rights of ownership or salvage rights of high-value shipwrecks or other forms of taxable income, thus a full valuation allowance has been recorded as of December 31, 2025 and 2024.

The change in the valuation allowance is as follows:

December 31,2025	$(9,628,925)
December 31,2024	(6,645,251)

Change in valuation allowance	$(2,983,674)

The Company’s effective income tax rate is lower than what would be expected if the applicable Cook Islands statutory income tax rate were applied to loss before income taxes primarily because of the following factors:

(i)

Full valuation allowance on deferred tax assets. The Company recorded a full valuation allowance against all deferred tax assets arising from Cook Islands net operating loss carryforwards, as it is more likely than not that these assets will not be realized absent a successful transition to the commercial harvesting phase of polymetallic nodule operations. This is the most significant factor contributing to the difference between the Company’s effective tax rate and the applicable statutory rate.

(ii)

Non-deductible exploration, vessel operation, and consulting expenditures. Certain exploration license application costs, vessel operation expenses, and consulting service fees expensed for financial reporting purposes under U.S. GAAP may be subject to different treatment for Cook Islands income tax purposes, resulting in permanent or timing differences between book and taxable income. These differences contribute to the divergence between the effective tax rate and the applicable Cook Islands statutory rate of 20%.

(iii)

Non-cash equity-settled compensation. Equity-settled compensation to Boskalis International B.V. and warrant issuances to convertible noteholders are recognized as expenses for financial reporting purposes but may not give rise to current deductible amounts for Cook Islands income tax purposes.

We have not recognized a material adjustment in the liability for unrecognized tax benefits and have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

The Company made no cash payments for income taxes during the years ended December 31, 2025 and 2024. No income taxes were accrued or payable as of December 31, 2025 or 2024.

The earliest tax year still subject to examination by a major taxing jurisdiction is 2020.

NOTE 12—SIGNIFICANT CONCENTRATIONS

For the twelve months ended December 31, 2025 and 2024, the Company had one vendor, which provided a majority of the charter trips. As of December 31, 2025 and 2024, amounts due to the vendor are approximately $0.9 million and $0.7 million, respectively.

NOTE 13—SHARE CAPITAL

The Company is authorized to issue 150,000,000 Class A Voting Shares and 150,000,000 Class B Non-Voting Shares. Class A Voting Shares carry full voting rights and are entitled to receive all Company distributions, whereas Class B Non-Voting Shares do not provide voting rights but carry equal entitlement to Company distributions. Class A Voting Shares and Class B Non-Voting Shares do not have a par value. The Company is also authorized to issue 10,000,000 Class C Restricted Shares, which are non-voting and subject to significant restrictions on transfer and economic benefit. Holders of Class C Restricted Shares are prohibited from receiving monetary benefits or transferring, assigning, pledging, hypothecating, or otherwise disposing of the shares until the “date of delivery.”

As of December 31, 2025, the issued and outstanding shares of Class A, Class B and Class C were 85.0 million, 34.4 million and 0, respectively. As of December 31, 2024, the issued and outstanding shares of Class A, Class B and Class C were 85.0 million, 32.0 million and 0, respectively.

The date of delivery occurs only after (i) the Company obtains a mining license for polymetallic nodules within the Cook Islands’ Exclusive Economic Zone, and (ii) the Board determines that a bona fide offer to purchase the share has been received and that the prospective purchaser satisfies all shareholder requirements. Until these conditions are met, Class C Restricted Shares are subject to a substantial risk of forfeiture.

Upon the date of delivery, each Class C Restricted Share converts into either a Class A Voting Share or a Class B Non-Voting Share, at the sole discretion of the Board, and thereafter participates fully in Company distributions.

NOTE 14—SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the date of the balance sheet through May 7, 2026, the date at which the financial statements were available to be issued, and no material events have occurred that would require disclosure, except as previously disclosed.

As further described in Note 1, on February 2, 2026, AOM entered into the CIC RPA with the Company and CIC, LLC, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”. Pursuant to the terms of the CIC RPA, AOM has advanced the Company an aggregate of $5,000,000.

On April 7, 2026, AOM entered into separate Sale and Assignment Agreements (collectively, the “MHCI Purchase Agreements”) with each of:

•

MHCI, to purchase (A) convertible debt obligations owing by CIC in the aggregate original principal amount of $10,366,500, bearing interest at a rate of 6% per annum (the “MHCI Convertible Debt Obligations”), and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC (the “MHCI Warrants”), for the aggregate purchase price of $15,606,625 (the “MHCI Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI Convertible Debt Obligations was $11,821,921;

•

MHCI-II, to purchase convertible debt obligations owing by CIC in the aggregate original principal amount of $6,524,934, bearing interest at a rate of 18% per annum (the “MHCI-II Convertible Debt Obligations”), for the aggregate purchase price of $6,524,934 (the “MHCI-II Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI-II Convertible Debt Obligations was $7,294,660; and

•

Provident, (together with MHCI and MHCI-II, collectively the “Selling Parties”), to purchase (A) convertible debt obligations owing by CIC in the aggregate original principal amount of $250,000, bearing interest at a rate of 6% per annum (the “Provident Convertible Debt Obligations” and, together with the MHCI Convertible Debt Obligations and the MHCI-II Convertible Debt Obligations, the “Convertible Debt Obligations”), and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC (the “Provident Warrants” and, together with the MHCI Warrants, collectively the “Warrants”), for the aggregate purchase price of $289,650 (the “Provident Purchase Price” and, together with the MHCI Purchase Price and the MHCI-II Purchase Price, collectively the “Purchase Price”). Upon completion of the sale, the aggregate outstanding Provident Convertible Debt Obligations was $282,384.

Merger Agreement with AOM

On April 8, 2026, Odyssey Marine Exploration, Inc. (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). In connection with the Merger Agreement, the Company entered into certain agreements, as described further below.

On April 8, 2026, AOM also entered into a memorandum of understanding with CIC (the “CIC Collaboration MOU”), pursuant to which AOM and CIC agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters.

CIC Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, and certain of the stockholders (the “CIC Stockholders”) of CIC entered into an equity exchange agreement (“CIC Equity Exchange Agreement”) pursuant to which the CIC Stockholders agreed to exchange their shares of CIC Class A common stock (“CIC Shares”) for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey common stock equal to the number of shares of CIC the CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the value per share of Odyssey Common Stock paid by the AOM PIPE Investors.

Notwithstanding anything in the CIC Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the CIC Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey’s common stock immediately prior to the date of the CIC Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the CIC Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market, or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

CIC Limited Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC (the “CIC Option Stockholders”) entered into an option agreement (the “CIC Ltd Option Agreement”) pursuant to which, at any time and from time to time following the six (6)-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder (the “CIC Ltd Option”) at a purchase price per share equal to the valuation of CIC divided by the total number of issued outstanding shares of CIC, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC on any date on which Odyssey exercises the CIC Ltd Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the Cook Islands Seabed Mineral Authority (the “SBMA”), of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC Ltd Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) shares of Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion.

CIC Limited Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC and AOM entered into a note purchase agreement (“CIC Ltd Note Purchase Agreement”) pursuant to which CIC issued and sold to AOM a convertible promissory note (the “CIC Ltd Note”) in an amount of up to $20.0 million (“CIC Ltd Note Purchase Price”). Within five (5) business days of the date of the CIC Ltd Note Purchase Agreement, at an initial closing, AOM will pay to CIC a portion of that CIC Ltd Note Purchase Price in an amount to be determined by the parties. CIC can issue additional draw requests to AOM for up to $5.0 million of the CIC Ltd Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two (2) advance requests may be made per fiscal quarter. AOM will advance additional funds to CIC within ten (10) business days of each subsequent request if the applicable conditions are met.

The principal amount of the CIC Ltd Note will equal the aggregate amount paid to CIC by AOM. The principal amount of the CIC Ltd Note will bear the interest at the rate of 8.0% per annum. CIC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC Ltd Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Ltd Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the convertible note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the rate, computed immediately before the initial closing on a fully diluted as-converted basis taking into account all equity securities of CIC, that ascribed to CIC a valuation of $200.0 million (the “CIC Ltd Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC will pay AOM cash equal to such fraction multiplied by the CIC Ltd Conversion Rate. To the extent not previously paid or converted, CIC will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC Ltd Maturity Date.

CIC LIMITED

Condensed Financial Statements (Unaudited)

As of June 30, 2026 and December 31, 2025

and for the six months ended June 30, 2026 and 2025

INDEX TO CONDENSED FINANCIAL STATEMENTS

CIC LIMITED

CIC LIMITED

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2026 (Unaudited)	2025
ASSETS
Current Assets
Cash	$188,021	$50,619
Due from related party	563,247	404,535
Security deposits and other current assets	215,785	116,101

Total current assets	967,053	571,255

Property and equipment, net	4,081,477	835,609
Exploration licenses, net	428,179	758,941
Right-of-use assets	210,021	121,268

Total assets	$5,686,730	$2,287,073

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$3,577,956	$1,265,075
Accrued expenses	353,083	229,734
Accrued expenses — related party	2,671,650	2,416,158
Lease liabilities, current	75,122	89,681
Due to related party	1,136,302	482,452
Convertible notes payable	3,372,147	3,326,236
Convertible notes payable — related parties	13,067,506	12,878,624
Loans payable — related party	543,842	569,539

Total current liabilities	24,797,609	21,257,499

Convertible notes payable — related parties, noncurrent	5,740,821	5,243,699
Derivative liability	388,000	785,214
Debt Liability — sale of future revenue	5,578,832	—
Lease liabilities, noncurrent	120,992	23,060

Total liabilities	36,626,254	27,309,472

Commitments and contingencies (Note 9)

STOCKHOLDERS’ DEFICIT
Common stock	27,314,334	24,524,456
Accumulated deficit	(58,582,838)	(49,277,312)
Accumulated other comprehensive income (loss)	328,980	(269,543)

Total stockholders’ deficit	(30,939,524)	(25,022,399)

Total liabilities and stockholders’ deficit	$5,686,730	$2,287,073

The accompanying notes are an integral part of these condensed financial statements

CIC LIMITED

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

	Six Months Ended June 30,
	2026	2025
Revenues
Total revenues	$—	$—

Operating expenses
General and administrative	602,282	471,283
Payroll and benefits	265,038	239,550
Professional and consulting services	5,063,018	2,083,655
Vessel and equipment expenses	1,168,779	1,347,841
Repairs and maintenance	22,683	21,692
Depreciation and amortization	510,115	516,846

Total operating expenses	7,631,915	4,680,867

Operating loss	(7,631,915)	(4,680,867)

Other income (expense)
Change in fair value of embedded derivative	400,303	—
Interest expense, net	(1,979,277)	(2,081,372)
Foreign exchange gain (loss)	(94,637)	225,523

Total other income (expense)	(1,673,611)	(1,855,849)

Loss before income taxes	(9,305,526)	(6,536,716)

Income tax expense	—	—

Net loss	$(9,305,526)	$(6,536,716)

Other comprehensive (loss) income	598,522	(1,498,285)

Comprehensive loss	$(8,707,004)	$(8,035,001)

The accompanying notes are an integral part of these condensed financial statements

CIC LIMITED

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT) - (Unaudited)

	Six Months Ended June 30, 2026
	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
Balance at December 31, 2025	$24,524,456	$(49,277,312)	$(269,543)	$(25,022,399)
Share based compensation for directors and employees	2,789,878			2,789,879
Currency translation adjustments	—	—	598,523	598,522
Net loss	—	(9,305,526)	—	(9,305,526)

Balance at June 30, 2026	$27,314,334	$(58,582,838)	$328,980	$(30,939,524)

	Six Months Ended June 30, 2025
	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
Balance at December 31, 2024	$22,176,198	$(35,112,840)	$(58,560)	$(12,995,202)
Warrants issued with convertible notes	267,777	—	—	267,777
Services to be settled in shares of common stock	1,038,754	—	—	1,038,754
Currency translation adjustments	—	—	(1,498,285)	(1,498,285)
Net loss	—	(6,536,716)	—	(6,536,716)

Balance at June 30, 2025	$23,482,729	$(41,649,556)	$(1,556,845)	$(19,723,672)

The accompanying notes are an integral part of these condensed financial statements

CIC LIMITED

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,305,526)	$(6,536,716)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	131,572	127,414
Exploration license amortization	378,543	389,431
Right-of-use asset amortization	37,341	49,950
Services settled in shares	2,789,879	1,038,754
Change in derivative liability	(400,303)	—
Amortization of deferred discount	—	1,496,649
Noncash interest	1,111,383	530,500
Sale of future revenue (non cash interest)	806,167	—
Changes in other assets and liabilities:
Due to/from related party	4,284,324	2,215,852
Deposits and other current assets	(101,620)	(19,055)
Accounts payable	2,327,304	350,759
Accrued expenses	64,880	(184,266)
Accrued expenses — related parties	290,358	199,063
Lease liability	(51,669)	(44,259)

NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	2,362,633	(385,924)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,429,895)	(16,551)

NET CASH USED IN INVESTING ACTIVITIES	(3,429,895)	(16,551)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment)/proceeds of related party loans	(92,316)	(58,407)
(Repayment)/ proceeds from related party advances	1,258,577	810,032

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,166,261	751,625

EFFECT OF FOREIGN CURRENCY ON CASH	38,403	(303,617)

NET INCREASE IN CASH	137,402	45,533

CASH AT BEGINNING OF PERIOD	50,619	37,344

CASH AT END OF PERIOD	$188,021	$82,877

	2026	2025
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$19,040	$24,365
Right of use asset obtained in exchange for lease liability	128,222
Purchases of property, plant and equipment in accounts payable	574,432
Due from related party — Sale of future revenue	5,000,000

The accompanying notes are an integral part of these condensed financial statements

CIC LIMITED

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND BASIS OF PRESENTATION

Basis of presentation

The accompanying unaudited Condensed Financial Statements of CIC Limited as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying Balance Sheet as of December 31, 2025 has been derived from audited financial statements as of that date but does not include all disclosures required by U.S. GAAP. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 2025.

In the opinion of management, adjustments considered necessary for the fair statement of these interim condensed financial statements have been made. Except as otherwise disclosed, all such adjustments consist only of those of a normal recurring nature. Operating results for the six months ended June 30, 2026, are not necessarily indicative of results that may be expected for the year ending December 31, 2026.

Organization

CIC Limited (“CIC” or the “Company” or “we”) is engaged in the exploration and potential future development of polymetallic nodule resources within the Cook Islands exclusive economic zone. Its major operations and corporate headquarters are located in Rarotonga, Cook Islands. The Company was formed in 2019 as a Cook Islands Company. CIC’s activities are early stage and capital intensive, with no significant operating revenues to date.

Merger Agreement Between Odyssey Marine Exploration and AOM

On April 8, 2026, Odyssey Marine Exploration, Inc. (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). In connection with the Merger Agreement, the Company entered into certain agreements, as described further below.

On April 8, 2026, AOM also entered into a memorandum of understanding with CIC (the “CIC Collaboration MOU”), pursuant to which AOM and CIC agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters.

CIC Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, and certain of the stockholders (the “CIC Stockholders”) of CIC entered into an equity exchange agreement (“CIC Equity Exchange Agreement”) pursuant to which the CIC Stockholders agreed to exchange their shares of CIC Class A common stock (“CIC Shares”) for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the CIC Shares, Odyssey will deliver to each of the CIC Stockholders a number of shares of Odyssey common stock equal to the number of shares of CIC the CIC Stockholder wishes to exchange multiplied by a fraction, the numerator of which is the value per CIC Share and the denominator of which is the value per share of Odyssey Common Stock paid by the AOM PIPE Investors. The CIC Equity Exchange Agreement governs the exchange of shares between Odyssey and certain CIC stockholders, and CIC will not receive any consideration under the agreement.

Notwithstanding anything in the CIC Equity Exchange Agreement to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued under the CIC Equity Exchange Agreement will not (a) exceed 19.9% of the number of outstanding shares of Odyssey’s common stock immediately prior to the date of the CIC Equity Exchange Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of the CIC Equity Exchange Agreement, in each of clauses (a) and (b), unless Odyssey has obtained the requisite stockholder approval under applicable law and the listing rules of the Nasdaq Capital Market, or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Nasdaq Capital Market.

CIC Limited Option Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey and certain stockholders of CIC (the “CIC Option Stockholders”) entered into an option agreement (the “CIC Ltd Option Agreement”) pursuant to which, at any time and from time to time following the six (6)-month period following the completion of the Merger, Odyssey has the right, but not the obligation, to purchase from each CIC Option Stockholder all or a portion of the CIC Shares held by such CIC Option Stockholder (the “CIC Ltd Option”) at a purchase price per share equal to the valuation of CIC divided by the total number of issued outstanding shares of CIC, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

The valuation of CIC on any date on which Odyssey exercises the CIC Ltd Option will be (a) $200.0 million, if the applicable exercise date is prior to the approval, by the Cook Islands Seabed Mineral Authority (the “SBMA”), of a pre-feasibility study, or (b) $225.0 million, if the applicable exercise date is after the approval of such pre-feasibility study and before the issuance, by the SBMA, of a trial harvesting license, or (c) $300.0 million, if the applicable exercise date is after the issuance of such trial harvesting license. The purchase price payable in connection with the exercise of the CIC Ltd Option granted to Odyssey will be payable by Odyssey in a combination of (a) cash and (b) shares of Odyssey Common Stock, in such amounts and proportions as determined by Odyssey in its sole and absolute discretion. As of June 30, 2026, the CIC Ltd option has not been exercised, and no amounts have been paid or shares issued under the CIC Ltd Option Agreement.

CIC Limited Note Purchase Agreement

On April 8, 2026, in connection with the Merger Agreement, CIC and AOM entered into a note purchase agreement (“CIC Ltd Note Purchase Agreement”) pursuant to which CIC issued and sold to AOM a convertible promissory note (the “CIC Ltd Note”) in an amount of up to $20.0 million (“CIC Ltd Note Purchase Price”). Within five (5) business days of the date of the CIC Ltd Note Purchase Agreement, at an initial closing, AOM will pay to CIC a portion of that CIC Ltd Note Purchase Price in an amount to be determined by the parties. CIC can issue additional draw requests to AOM for up to $5.0 million of the CIC Ltd Note Purchase Price following the initial closing, provided, however, that (a) the first additional advance request cannot be made until the fiscal quarter following the initial closing date, and (b) no more than two (2) advance requests may be made per fiscal quarter. AOM will advance additional funds to CIC within ten (10) business days of each subsequent request if the applicable conditions are met. As of June 30, 2026, AOM has not funded any amounts under the CIC Ltd Note Purchase Agreement, and no principal balance was outstanding.

The principal amount of the CIC Ltd Note will equal the aggregate amount paid to CIC by AOM. The principal amount of the CIC Ltd Note will bear interest at the rate of 8.0% per annum. CIC will pay accrued interest on a quarterly basis by capitalizing each quarterly interest payment as additional principal. All outstanding principal and accrued interest will be due and payable in full on April 7, 2030 (the “CIC Ltd Maturity Date”). Upon an event of a default on the interest payments, the principal and any accrued interest will thereafter accrue interest at the rate of 11.0% per annum until paid in full.

AOM will have the right, at any time and from time to time prior to the CIC Ltd Maturity Date, to convert all or any portion of the outstanding principal and accrued interest of the convertible note into CIC Shares. If AOM elects to exercise its conversion right, AOM will be entitled to the number of CIC Shares (rounded to the nearest whole number) equal to the quotient determined by dividing (a) the amount of the outstanding principal and accrued interest to be converted, by (b) the rate, computed immediately before the initial closing on a fully diluted as-converted basis taking into account all equity securities of CIC, that ascribed to CIC a valuation of $200.0 million (the “CIC Ltd Conversion Rate”). In lieu of any fractional shares to which AOM would otherwise be entitled, CIC will pay AOM cash equal to such fraction multiplied by the CIC Ltd Conversion Rate. To the extent not previously paid or converted, CIC will pay to AOM the entire outstanding amount of principal and accrued interest in cash on the CIC Ltd Maturity Date.

Going Concern

The Company has experienced several years of net losses and may continue to do so. For the six months ended June 30, 2026 we recorded a net loss of $9.3 million and a significant portion of its debt is due currently. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these condensed financial statements are issued.

On November 3, 2025, the Company signed a term sheet (the “Term Sheet”), whereby American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), AOM has proposed a transaction with a NASDAQ-listed company to complete an equity financing (the “AOM Public Transaction”). On April 8, 2026 AOM and the Company entered into a Convertible Promissory Note and Note Purchase Agreement for up to $20 million upon satisfaction of conditions to closing. As of the date of these condensed financial statements, the Convertible Note has not yet been funded.

While management believes these actions could improve the Company’s liquidity position, the successful execution of these plans is dependent on factors outside of the Company’s control, including market conditions. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has not been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding our condensed financial statements. The condensed financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity and have prepared them in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash

Cash includes cash on hand and cash in banks consisting of deposits with foreign banks.

Security Deposits and Other Current Assets

All prepaid expenses are amortized on a straight-line basis over the term of the underlying agreements. Deposits may be held by various entities for equipment, services, and in accordance with agreements in the normal course of business. As of June 30, 2026 and December 31, 2025, deposits and other current assets consist primarily of security deposits and amounted to $215,785 and $116,101, respectively.

Exploration Licenses

The Company currently has an Exploration License (the “License”) that authorizes the Company to explore for polymetallic nodules in a defined licensed area on the seabed of the Cook Islands EEZ, as delineated by the geographic coordinates set forth in Annexure 1 to the License. The License has a five-year term, commencing February 23, 2022 and ending February 23, 2027.

All direct costs attributable to acquiring the License were capitalized as an intangible asset, measured at cost, and amortized on a straight-line basis over the five-year License term, or such longer period as may be supported if renewal is reasonably expected. Pre-license costs incurred before February 23, 2022 were expensed as incurred.

Subsequent exploration expenditures (geological surveys, exploratory drilling, sampling, environmental studies, vessel mobilization) are expensed as incurred until economic viability is established.

The License is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Specific indicators include license expiry without renewal, cessation of exploration activities, and evidence that the carrying amount is unlikely to be fully recovered from future development, production, or sale.

The License is subject to relinquishment blocks, as established in applicable License documents. Any capitalized costs that are specifically attributable to relinquished blocks are written off in the period they are relinquished. We are required to relinquish 60% by February 2027 and are currently in discussions with the Cook Islands Seabed Minerals Authority (“SBMA”) in order to determine what areas will be relinquished. None have been relinquished as of the date of these condensed financial statements.

Capitalized costs and accumulated amortization as of June 30, 2026 and December 31, 2025 are:

	As of
	June 30,	December 31,
	2026	2025
Exploration license, gross	$3,211,334	$3,252,604
Less: Accumulated amortization	(2,783,155)	(2,493,663)

Exploration license, net	$428,179	$758,941

Amortization expense related to the License was $378,543 and $389,431 for the six months ended June 30, 2026 and 2025, respectively. Amortization expense related to the exploration license for the remainder of 2026 and the following year is as follows:

Years Ending December 31,
2026	$321,134
2027	107,045

Total	$428,179

Long-Lived Assets

Property and equipment is stated at historical cost. Depreciation is calculated using the straight-line method at rates based on the assets’ estimated useful lives. Items that may require major overhauls (such as marine equipment) that enhance or extend the useful life of these assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever was shorter. All other repairs and maintenance are expensed when incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment recorded to long-lived assets as of June 30, 2026 and December 31, 2025.

Right-of-use Assets and Lease Liabilities

The Company accounts for leases under ASC 842, “Leases”. The Company reviews all agreements to determine if a leasing arrangement exists. The Company determines if an arrangement is a lease at the lease commencement date. In addition to the Company’s lease agreements, the Company reviews all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating leases is presented within “right-of-use (ROU) assets” on the Company’s balance sheets. The current and noncurrent balances related to operating leases are presented as “Lease liabilities,” in their respective classifications, on the Company’s balance sheets.

The lease liability is recognized based on the present value of the remaining fixed lease payments discounted using the Company’s incremental borrowing rate on the date of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by the Company and excluding any lease incentives received from the lessor. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. The Company accounts for its lease and non-lease components as a single component, and therefore both are included in the calculation of lease liability recognized on the balance sheets.

Convertible Debt

When the Company issues convertible debt, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in Accounting Standard Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument and classified as a derivative liability carried on the balance sheets at fair value, with any changes in its fair value recognized currently in the statements of operations.

Derivative Financial Instruments

From time to time, we may enter into a financial instrument that may contain a derivative. In evaluating the fair value of derivative financial instruments, there are numerous assumptions which management must make that may influence the valuation of the derivatives that would be included in the condensed financial statements.

Derivative financial instruments consist of financial instruments or other contracts that contain a notional amount and one or more underlying variables (e.g., interest rate, security price or other variable), require a small or no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. We generally do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain other financial instruments and contracts with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by ASC 815, these instruments are required to be carried as derivative liabilities, at fair value, in our condensed financial statements with changes in fair value reflected in our income.

The Company determines the accounting classification of warrants it issues as either liability or equity classified by first assessing whether the warrants meet liability classification in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, then in accordance with ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the Statements of Operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

Fair Value Measurements

The Company determines fair value in accordance with the provisions of FASB guidance, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The Company’s financial assets and liabilities are carried at amortized cost. The Company’s cash and cash equivalents balances are representative of their fair values as these balances are comprised of deposits available on demand. The carrying amounts of accounts receivable, deposits and other current assets, accounts payable and accrued expenses are representative of their fair values because of the short turnover of these instruments.

The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs based on the observability as of the measurement date, is as follows:

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.

Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

Foreign Currency

The Company’s functional currency is the New Zealand Dollar and its reporting currency is U.S. dollar. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations and cash flows of businesses conducted in foreign currency are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on the translation of assets, liabilities, and expenses is included in Other comprehensive (loss) income on the statements of operations and comprehensive loss.

Income Taxes

The Company is incorporated and tax resident in the Cook Islands and is subject to taxation in that jurisdiction.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Under this method, current income taxes are recognized based on taxable income for the period, and deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

A valuation allowance is recorded against deferred tax assets when it is more likely than not that such assets will not be realized.

The Company evaluates uncertain tax positions in accordance with ASC 740 and recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. The Company has not identified any uncertain tax positions requiring recognition as of June 30, 2026.

Recent Accounting Pronouncements

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025 with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220 40), which requires more detailed disclosures about specified categories of expenses (including purchases of inventory, employee compensation, intangible asset amortization, and depreciation) included in certain expense captions presented on the face of the income statement (such as cost of sales and SG&A expenses). The guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this guidance on its disclosures to the financial statements.

In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, to modernize the accounting for and disclosure of internal-use software costs. The guidance removes all references to project stages, defines the threshold for capitalizing costs, and clarifies the disclosure requirements for capitalized software costs. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, and can be applied retrospectively, prospectively, or on a modified transition approach. Early adoption is permitted. The Company does not expect adoption of this guidance to have a material impact on the Company’s financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)—Derivatives Scope Refinements and Scope Clarifications for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU is intended to address concerns about the application of derivative accounting to contracts with features linked to the operations or activities of one of the parties to the contract and to reduce diversity in the accounting for share-based payments in revenue contracts. This guidance specifically scopes out litigation funding from the definition of a derivative. ASU 2025-07 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The amendments may be applied prospectively or on the modified retrospective method. The Company is continuing to evaluate the potential impact of this update on its financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments - Credit Losses (Topic 326). The amendments in this update expand the use of the gross-up approach to certain acquired loans beyond purchased financial assets with credit deterioration. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods within those fiscal years, with early adoption permitted. The amendments in this update must be adopted prospectively to loans that are acquired on or after the initial application date. The Company does not expect adoption to have a material effect on its financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Estimated Useful Life (in years)	June 30,	December 31,
Asset		2026	2025
Computer equipment	4 – 5	$97,522	$80,737
Software	4	54,215	54,912
Vehicles	5	237,520	240,572
Office equipment	5 – 10	108,036	96,577
Ocean Research Equipment	5 – 10	469,791	475,829
Laboratory Equipment	4 – 10	89,965	79,874
Ship Equipment	5 – 12	403,405	408,590
Plant & Equipment	5	49,948	36,219
Work in Progress	B	3,336,909	0
Leasehold improvements	A	189,289	191,721

Property and equipment		5,036,600	1,665,031
Less: Accumulated depreciation		(955,123)	(829,422)

Property and equipment, net		$4,081,477	$835,609

A - Leasehold improvements are depreciated over the shorter of the lease term or their useful life.

B – Work in Progress is not depreciated until it is placed in service. Work in Progress is comprised of Ocean Research Equipment and Ship Equipment related to ongoing projects which will be placed in service in the next 12 months.

Depreciation expense amounted to $131,572 and $127,414 for the six months ended June 30, 2026 and 2025, respectively, and are included within Depreciation and amortization in the statements of operations.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company’s loans payable consisted of the following carrying values:

	As of
	June 30,	December 31,
	2026	2025
South Pacific Mineral Partners	$3,372,147	$3,326,236

Total Convertible Notes payable — non-related parties	$3,372,147	$3,326,236

SPMP 2023 Note

In March 2023, South Pacific Minerals Partners, LLC (“SPMP”) and the Company entered into a Note Purchase Agreement (the “SPMP 2023 Notes”), pursuant to which SPMP purchased notes with an initial stated principal amount of $2,700,000, bearing interest at 6% and maturing 120 days after issuance, after which the notes became payable on demand at SPMP’s option. Additional advances were made under the same terms during 2023, increasing the aggregate stated principal amount of the SPMP 2023 Notes to $3,037,500.

At the Company’s option, accrued interest may be settled in cash rather than in shares upon conversion. In addition, if SPMP elects the Class A conversion option, the Company is obligated, at that time, to issue to SPMP a freestanding warrant to purchase additional Class A Voting Shares equal to 10% of the number of Class A shares issued upon conversion, at an exercise price of $2.00. The Company may prepay the SPMP 2023 Note at par (principal plus accrued interest) without penalty.

The carrying value of the SPMP 2023 Note was $3,372,147 and $3,326,236 as of June 30 2026 and December 31, 2025, respectively, including accrued interest of $578,186 and $487,311 as of June 30, 2026 and December 31, 2025, respectively.

Conversion features

Under the Note Purchase Agreement, each SPMP 2023 Note may be converted, at the holder’s option, under two distinct conversion paths: (1) prior to the stated maturity date, the holder may elect to convert the outstanding principal and unpaid accrued interest into Class B Non-Voting Shares at a fixed conversion price of $2.50 per share; or (2) at any time on or after the stated maturity date, the holder may elect to convert the outstanding principal and unpaid accrued interest into Class A Voting Shares at a fixed conversion price of $2.00 per share.

The SPMP 2023 Notes are accounted for as a single convertible debt liability under ASC 470, measured at amortized cost with interest expense recognized using the effective interest method over the life of the instrument. The holder’s conversion options into Class B and Class A shares, together with the contingent obligation to issue a Class A warrant upon a Class A conversion, are considered equity-qualified features and are not bifurcated as embedded derivatives.

The principal amounts for the Company’s debt are due on demand as of June 30, 2026 and are therefore, current.

NOTE 5 – LOANS PAYABLE – RELATED PARTY

The Company’s loans payable consisted of the following carrying values:

	As of
	June 30,	December 31,
	2026	2025
Loan from Te Rito o Taku Peu Tupuna	$543,842	$569,539

Total Loans payable — related party	$543,842	$569,539

Te Rito Loan

In May 2023, the Company entered into a loan agreement with Te Rito o Taku Peu Tupuna (“Te Rito”), formerly The Cook Islands Traditional Arts Trust which changed its name in 2024, pursuant to which Te Rito agreed to advance NZD 1,200,000 (approximately US $749,000) to the Company (“Te Rito Loan”). Te Rito is a stockholder of the Company and thus considered to be a related party. The Te Rito Loan bears interest at 8% per annum and is repayable in 120 equal monthly installments of NZD 14,559 (approximately USD $9,000), commencing in July 2023. The borrower may prepay, in whole or in part, upon giving the lender not less than 30 days’ written notice without penalty.

Standard events of default apply, with a 14-day cure period. Upon an unremedied default, the lender may demand immediate repayment.

As discussed in Note 10, Related Party Transactions, the Company received an advance for working capital purposes from Te Rito which is recorded within due to related party in the balance sheet.

NOTE 6 – CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

The Company’s convertible notes consisted of the following carrying values:

	As of
	June 30,	December 31,
	2026	2025
CIC LLC	$956,040	$925,696
Mineral Harvesting Cook Islands - I	11,825,631	11,674,531
Provident Trust Group LLC	285,836	278,397

Total Convertible Notes payable — related parties	$13,067,506	$12,878,624

	As of
	June 30,	December 31,
	2026	2025
Mineral Harvesting Cook Islands - II	$5,740,821	$5,243,699

Total Convertible Notes payable — related parties, noncurrent	$5,740,821	$5,243,699

The table below details the maturity dates of the principal amounts for the Company’s related party debt as of June 30, 2026:

Debt Type	2026	2027	2028	Thereafter	Total
Loans payable	$543,842	$—	$—	$—	$543,842
Convertible notes payable	13,067,506	—	5,740,821	—	18,808,327

	$13,611,348	$—	$5,740,821	$—	$19,352,169

CIC LLC

CIC LLC owns 64.35% and 71.20% of the Company as of June 30, 2026 and December 31, 2025, respectively. In November 2023, the Company issued the 2023 Convertible Note to CIC LLC in the principal amount of $1,200,000, bearing interest at a simple rate of 6.0% per annum (“2023 Convertible Note”). The 2023 Convertible Note is payable on demand by the holder or at the Company’s election at any time on or after November 3, 2023, as such has been classified as a current liability in the accompanying balance sheets. The holder has the option to convert the unpaid principal and accrued interest into Class A Voting Shares of the Company at a conversion price of $2.00 per share. In connection with the issuance of the 2023 Convertible Note, the Company also issued CIC LLC a Warrant to purchase up to 156,000 Class A Voting Shares at an exercise price of $0.0001 per share (the “Warrant”).

Conversion Rights

At the option of CIC LLC, at any time on or before the Expiration Date (as defined below), the unpaid principal and accrued interest may be converted, in whole or in part, into fully paid and non-assessable Class A Voting Shares of the Company at a conversion price of $2.00 per share. The “Expiration Date” is defined as the second anniversary of the date on which the Company is issued a license to harvest polymetallic nodules in the Cook Islands’ Exclusive Economic Zone. As of June 30, 2026, such license has not been issued.

The conversion feature is considered indexed to CIC Limited’s own equity and meets the own-equity scope exception. Therefore, although the conversion option meets the derivative definition at a stand-alone level, it is not bifurcated and separately accounted for as a derivative.

Warrant

In November 2023, the Company issued CIC LLC a Warrant, exercisable for up to 156,000 Class A Voting Shares of the Company, at an exercise price of $0.0001 per share, with a contractual term of 10 years. The Warrant can be exercised prior to the second anniversary of the date on which the Company is issued a license to harvest polymetallic nodules in the Cook Islands’ Exclusive Economic Zone. The license to harvest has not been issued as of June 30, 2026. The warrant is exercisable by cash payment of the exercise price, or a cashless exercise in Class A Voting Shares at the holder’s election. The Company concluded that the Warrant is a freestanding, equity-classified instrument. Accordingly, at issuance, approximately $170,000 of the proceeds were allocated to the Warrant and recorded in additional paid-in capital.

Subsequent to the issuance of the Warrant, 32,500 of the 156,000 Class A Voting Shares of the Company subject to the Warrant were subsequently assigned to Provident (as defined below).

MHCI SPA Notes

In August 2023, CIC entered into a Securities Purchase Agreement (the “MHCI SPA”) with Minerals Harvesting Cook Islands, LP (“MHCI”) as lead investor and certain other investors (individually an “Investor”, together, the “SPA Investors”). Under the MHCI SPA, CIC agreed to issue the SPA Investors (i) convertible promissory notes (the “MHCI SPA Notes”) and (ii) freestanding warrants to purchase Class A Voting Shares of CIC, in exchange for cash proceeds.

The MHCI SPA contemplated an initial closing on August 14, 2023 and additional subsequent closings through December 31, 2023 (subsequently extended by the 2024 MHCI Amendment, described below). At each closing, an Investor pays a purchase price in cash, receives an MHCI SPA Note in a principal amount equal to such purchase price, and receives a Warrant. The MHCI SPA Notes bear interest at 6% per annum. The MHCI SPA Notes mature on the “SPA Maturity Date,” which is defined as the date, but not before the second anniversary of the initial closing Date, on which the holders of a majority in interest of the aggregate principal amount of MHCI SPA Notes then outstanding, including the lead investor, demand repayment of the principal and accrued interest. Until said SPA Maturity Date, the notes remain outstanding unless earlier converted.

In connection with each closing, CIC issued to the Investor a Warrant to purchase additional Class A Shares. The number of warrant shares is determined by the formulas in Section 2.03(b) of the SPA, which scale the Warrant based on (i) aggregate principal funded by covered investors and (ii) the individual investor’s note principal. The exercise price of the Warrants is U.S. $0.0001 per Class A Share, subject to standard adjustment provisions. The Warrants are freestanding instruments, separate from the MHCI SPA Notes.

During the six months ended June 30, 2026 and 2025, no conversions or prepayments of MHCI SPA Notes were made. As of June 30, 2026 and December 31, 2025, all of the MHCI SPA Notes remain outstanding.

The carrying value of the MHCI SPA Notes was $11,825,631 and $11,674,531 as of June 30, 2026 and December 31, 2025, respectively, including accrued interest of $1,603,576 and $1,294,840 as of June 30, 2026 and December 31, 2025, respectively, is recorded in convertible notes payable in the balance sheets.

Conversion features

At any time and from time to time, the holder of an MHCI SPA Note may elect to convert the outstanding principal and unpaid accrued interest into Class A Shares at a fixed conversion rate of $2.00 per share, subject to standard anti-dilution adjustments. The MHCI SPA also provides the Company with a limited right, within a defined window preceding the SPA Maturity Date, to elect to convert the MHCI SPA Notes into Class A Shares at the same Conversion Rate, subject to certain conditions.

The Company therefore concluded that the MHCI SPA Notes are debt arrangements within the scope of ASC 470 – Debt. The primary equity-linked feature embedded in the MHCI SPA Notes is the option to convert the outstanding principal and unpaid interest into Class A Shares at the fixed conversion rate of $2.00 per share, described above. Management concluded that the conversion feature is indexed solely to CIC’s own equity and meets the own-equity scope exception in ASC 815-40. As a result, no embedded derivative is bifurcated and separately accounted for under ASC 815. The conversion feature is treated as an equity-qualified feature embedded in a debt host.

Warrants and proceeds allocation

At each closing under the MHCI SPA, CIC issued both MHCI SPA Notes and freestanding Warrants to purchase Class A Voting Shares to the Investors. Because the MHCI SPA Notes and Warrants are issued together in bundled transactions, the total proceeds received at each closing must be allocated between the notes and the Warrants, on a relative fair value basis between (i) the MHCI SPA Notes (excluding the Warrants) and (ii) the equity-classified Warrants at the time of issuance. The portion of the proceeds allocated to the Warrants is recorded in additional paid-in capital. The remainder is allocated to the MHCI SPA Notes and results in a discount on the notes, which is amortized to interest expense over the expected term of the notes using the effective interest method.

The Company concluded that the Warrants are freestanding, equity-classified instruments and, accordingly, the Warrants are not subsequently remeasured to fair value after issuance. The amount recorded in additional paid-in capital related to MHCI SPA warrants, including warrant issuances and warrant modifications, was $0 and $267,777 during the six months ended June 30, 2026 and 2025, respectively.

Lead Investor Warrant

In connection with the initial closing under the MHCI SPA, the Company and MHCI, as lead investor, also entered into a side letter providing for an additional freestanding warrant in favor of MHCI (the “Lead Investor Warrant”). The Lead Investor Warrant entitled MHCI to purchase a number of Class A Voting Shares based on 10% of the aggregate equity securities issued or issuable to covered investors under the 2023 MHCI SPA financing program through December 31, 2023. The Company concluded that the Lead Investor Warrant is a freestanding, equity-classified instrument. Accordingly, once the related share count became determinable, the Company recorded the Lead Investor Warrant at its estimated fair value of approximately $798,000 within common stock during 2025, with a corresponding debt discount on the related MHCI SPA Notes, which is amortized over the remaining term of those notes.

2024 MHCI Amendment

In June 2024, CIC and MHCI entered into the First Amendment to Securities Purchase Agreement and Warrant to Purchase Class A Voting Shares (the “2024 MHCI Amendment”). The 2024 MHCI Amendment modifies certain provisions of the MHCI SPA and the warrant issued to MHCI as lead investor, and extends the period during which CIC may raise additional capital under the MHCI SPA. The amendment does not change the principal amounts, stated interest rate, or core conversion economics of the MHCI SPA Notes themselves.

In addition to other definition clarification, main changes in the 2024 MHCI Amendment relate to: (1) formula used to calculate warrant coverage; (2) extended the period through which subsequent closings could be done from December 31, 2023 to July 21, 2024; and (3) added anti-dilution provisions.

The 2024 MHCI Amendment does not change the basic nature of the MHCI SPA Notes as obligations to repay cash principal and interest unless converted, therefore the Company concluded that the 2024 MHCI Amendment does not change the classification of the MHCI SPA Notes as debt instruments.

The anti-dilution amendment added in the 2024 MHCI Amendment provides that, upon certain dilutive issuances of equity securities prior to a qualified equity financing, CIC will issue additional Warrants to MHCI so that its overall economics reflect the lower effective price. This anti-dilution protection is implemented through freestanding Warrants rather than through an adjustment to the conversion rate of the MHCI SPA Notes. As such, the additional anti-dilution value is carried by the Warrants and does not cause the embedded conversion feature of the MHCI SPA Notes to cease meeting the own-equity scope exception.

Modification versus extinguishment analysis

The contractual cash flows of the MHCI SPA Notes themselves are not substantially altered; the present value of the cash flows under the amended terms, discounted at the original effective interest rate, is not expected to differ from the carrying amount of the notes by 10% or more. As a result, management concluded that the 2024 MHCI Amendment should be accounted for as a modification of the existing MHCI SPA Notes. Because the 2024 MHCI Amendment did not materially affect the expected term of the existing MHCI SPA Notes, the carrying amount of the unamortized debt discount previously recorded in connection with warrant allocations continues to be amortized prospectively over the same remaining term.

Minerals Harvesting Cook Islands II, LP (“MHCI-II”)

In June 2025, CIC issued a convertible promissory note in the principal amount of $5.0 million to Minerals Harvesting Cook Islands II, LP (“MHCI-II”) (the “MHCI-II Note”). The MHCI-II Note was subsequently increased to $6.5 million in principal pursuant to the 2025 MHCI-II Amendment (discussed below). The MHCI-II Note bears simple interest at a rate of 15% per annum. All principal and accrued interest are due and payable upon demand by MHCI-II at any time on or after the third anniversary of its issuance date (the “Maturity

Date”). The MHCI-II Note contains a “No Shop Period”, which establishes that for a defined period, CIC agrees not to solicit or entertain certain other equity financing proposals relating to its equity securities, subject to limited exceptions, as set out in the MHCI-II Note. The Company concluded that the MHCI-II Note is a debt arrangement within the scope of ASC 470.

Conversion features

The MHCI-II Note contains several features whose payoffs depend on future financing outcomes, as defined in the MHCI-II Note agreement:

•

In a Qualified Financing, the note converts automatically into the equity securities issued in that financing at a price equal to the lowest cash price per share paid by other investors, multiplied by a contractual discount.

•	In a Non-Qualified Financing, a similar conversion at a discounted price may occur upon mutual agreement of CIC and MHCI-II.

•

If no Qualified or Non-Qualified Financing occurs by the Expiration Date, the note may be converted into Class A Voting Shares at fixed prices of U.S. $0.80 or U.S. $1.50 per share, depending on whether CIC or MHCI-II elects not to continue negotiations.

•	Upon a Change of Control (and certain refinancing outcomes, as applicable), the note must be repaid in cash at an amount equal to 1.5 times the then-outstanding principal and accrued interest.

As at least one element of that component (the Change of Control 1.5x cash payoff and the discounted conversion into future preferred equity) requires bifurcation, the combined equity-linked component is separated and accounted for as a single embedded derivative. Accordingly, management determined that the MHCI-II Note contains an embedded derivative that must be bifurcated and accounted for separately under ASC 815.

On initial recognition of the MHCI-II Note in 2025, the Company measures the hybrid instrument at the proceeds received, while the embedded derivative is measured at fair value. The difference between (i) the proceeds attributed to the hybrid MHCI-II Note and (ii) the fair value of the bifurcated embedded derivative is assigned to the MHCI-II Note as its initial carrying amount. The MHCI-II Note is subsequently accreted to its contractual maturity amount using the effective interest method, taking into account any discount created by the separation of the embedded derivative.

The embedded derivative is recorded as a derivative liability and remeasured at fair value at each reporting date. Refer to Note 7 – Derivative Instruments for additional information.

2025 MHCI-II Amendment

In September 2025, CIC and MHCI-II entered into the First Amendment to Convertible Promissory Note (the “2025 MHCI-II Amendment”). The 2025 MHCI-II Amendment amends the original MHCI-II Note to (i) increase the principal amount to $6.5 million, (ii) revised the “No Shop Period” and related financing timeline, extended to September 15, 2025, with an option through October 15, 2025, and (iii) further align the MHCI-II Note’s terms with the preferred equity recapitalization term sheet approved by CIC’s board. All other terms of the MHCI-II Note are ratified and affirmed. The modification was accounted for as a debt modification.

The 2025 MHCI-II Amendment does not change the previous conclusion that the MHCI-II Note contains an embedded derivative that must be bifurcated and carried at fair value through earnings.

Provident Trust Group, LLC

In February 2024, CIC LLC assigned $250,000 of its right, title, and interest in the indebtedness outstanding under the 2023 Convertible Note to Provident Trust Group LLC FRO Raphael Diamond Traditional IRA (“Provident”). A new Convertible Promissory Note (the “Provident Note”) was issued by the Company to Provident to evidence the assigned indebtedness, with substantially identical terms to the 2023 Convertible Note. Concurrently, CIC LLC assigned to Provident up to 32,500 of the 156,000 Class A Shares purchasable under the original Warrant, and a new Warrant was issued to Provident on the same economic terms. After the partial assignment, CIC LLC retained $950,000 of the principal balance and 123,500 of the warrant shares.

MHCI Purchase Agreements

On April 7, 2026, AOM entered into separate Sale and Assignment Agreements to acquire certain outstanding convertible notes and warrants of the Company from MHCI and Provident Trust (collectively, the “MHCI Purchase Agreements”) to become effective upon the closing of the AOM PIPE Financing. In connection with the assignments, the Company and AOM have agreed to amend the terms of the convertible notes. Key modifications will include the removal of pre-existing conversion and redemption features, which were replaced with a new conversion feature allowing the holder to convert the outstanding obligations into Class A Voting Shares at a price of $1.00 per share.

•

MHCI, to purchase (A) convertible debt obligations owing by CIC in the aggregate original principal amount of $10,376,500, bearing interest at a rate of 6% per annum (the “MHCI Convertible Debt Obligations”), and (B) 4,286,989 warrants to purchase Class A voting shares in the capital stock of CIC (the “MHCI Warrants”), for the aggregate purchase price of $15,606,625 (the “MHCI Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI Convertible Debt Obligations was $11,821,921;

•

MHCI-II, to purchase convertible debt obligations owing by CIC in the aggregate original principal amount of $6,524,934, bearing interest at a rate of 18% per annum (the “MHCI-II Convertible Debt Obligations”), for the aggregate purchase price of $6,524,934 (the “MHCI-II Purchase Price”). Upon completion of the sale, the aggregate outstanding MHCI-II Convertible Debt Obligations was $7,294,660; and

•

Provident, (together with MHCI and MHCI-II, collectively the “Selling Parties”), to purchase (A) convertible debt obligations owing by CIC in the aggregate original principal amount of $250,000, bearing interest at a rate of 6% per annum (the “Provident Convertible Debt Obligations” and, together with the MHCI Convertible Debt Obligations and the MHCI-II Convertible Debt Obligations, the “Convertible Debt Obligations”), and (B) 32,500 warrants to purchase Class A voting shares in the capital stock of CIC (the “Provident Warrants” and, together with the MHCI Warrants, collectively the “Warrants”), for the aggregate purchase price of $289,650 (the “Provident Purchase Price” and, together with the MHCI Purchase Price and the MHCI-II Purchase Price, collectively the “Purchase Price”). Upon completion of the sale, the aggregate outstanding Provident Convertible Debt Obligations was $282,384.

NOTE 7 – DERIVATIVE INSTRUMENTS

MHCI Notes – Embedded Derivative

As discussed in Note 6, Debt – Related Party, the Company issued the MHCI-II Convertible Promissory Note in 2025. The Company assessed the terms of the MHCI-II Note under ASC 815 and concluded that certain embedded features, including certain embedded conversion features and contingent payoff provisions, must be bifurcated and accounted for separately as an embedded derivative liability. The embedded derivative liability is recorded at fair value and remeasured at each reporting date, with changes in fair value recognized in earnings.

Upon initial recognition of the MHCI-II Note in 2025, the Company recorded an embedded derivative liability with an aggregate initial fair value of $1,477,747. In connection with the September 2025 increase in principal under the amended MHCI-II Note, the Company recorded an additional embedded derivative liability with an initial fair value of $254,238.

As of June 30, 2026, the fair value of the embedded derivative liability related to the MHCI-II Note was $388,000, which is recorded within debt derivative liability in the accompanying balance sheets. During the six months ended June 30, 2026 and 2025, the Company recorded $400,303 and $0 respectively, related to the change in fair value of the embedded derivative liability.

NOTE 8 – FAIR VALUE MEASUREMENTS

The Company did not have any financial assets measured on a recurring basis as of June 30, 2026 and December 31, 2025. The Company’s financial liabilities measured at fair value on a recurring basis consisted of the embedded derivative liability associated with the MHCI-II Note as of December 31, 2025.

As of June 30, 2026, the embedded derivative liability associated with the MHCI-II Note was classified within Level 3 of the fair value hierarchy and was estimated using a Monte Carlo simulation together with a with-and-without valuation method. Significant inputs to the valuation included a share price of $1.22, a remaining term of 1.92 years, a risk-free rate of 4.13%, a discount rate of 30.83%, and a dividend yield of 0.00%. The valuation also incorporated a 10% conversion discount for a qualified or non-qualified financing, a 0% probability of such financing, a 1.5x change of control premium, and a 10.0% probability of a change of control event. Changes in these assumptions could materially affect the fair value of the embedded derivative liability.

		As of
		June 30,	December 31,
Liabilities	Level	2026	2025
Embedded Derivative Liability - Conversion Option	3	$388,000	$785,214

The following table presents a reconciliation of the Company’s Level 3 financial liabilities for the six months ended June 30, 2026:

Six Months Ended June 30, 2026
Beginning balance - December 31, 2025	$785,214
Additional embedded derivative	—
Change in fair value recognized in earnings	(400,303)
Foreign exchange revaluation	3,089

Ending balance - June 30, 2026	$388,000

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. We are not a party to any litigation as a defendant where a loss contingency is required to be reflected in our condensed financial statements.

Lease commitment

The Company has leases for office space, warehouses and residential properties used by executives. Refer to Note 10, Leases, for full disclosures for the Company’s Right of Use assets and lease liabilities.

NOTE 10 – LEASES

The Company is party to various office, warehouse, and residential leases with terms expiring at different dates through June 2027. The amortizable life of the right-of-use asset is limited by the expected lease term. Although certain leases include options to extend the Company did not include these in the right-of-use asset or lease liability calculations because it is not reasonably certain that the options will be executed.

The presentation of right-of-use assets and lease liabilities in the consolidated balance sheets is as follows:

	June 30,	December 31,
	2026	2025
Assets
Right-of-use asset	$210,021	$121,268

Liabilities
Current
Lease liability	$75,122	$89,681

Noncurrent
Lease liability	$120,992	$23,060

Total lease liability	$196,114	$112,741

Operating lease costs for the six months ended June 30, 2026 and 2025 amounted to $208,749 and $135,827, respectively, and are recorded within general and administrative expenses in the statements of operations.

Lease Payments

For the six months ended June 30, 2026 and 2025, the Company made cash payments related to its operating leases in the amount of $83,412 and $60,284, respectively.

Future minimum lease payments for leases in effect at June 30, 2026 were as follows:

Years Ending December 31,
Remainder of 2026	$77,509
2027	93,533
2028	47,455
2029 and after	3,978

Total	222,475
Less: Imputed interest	(26,361)

Present value of lease liabilities	$196,114

During the six months ended June 30, 2026, the Company entered into three new operating lease agreement and recognized an additional right of use asset and lease liability of approximately $128,000.

As of June 30, 2026 and December 31, 2025, the Company’s weighted average remaining lease terms on its operating leases was 1.80 years and 1.29 years, respectively, and the Company’s weighted average discount rate related to its operating leases was 9.50% and 9.50%, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

CIC LLC

Included in amounts due to/from related parties as of June 30, 2026 and December 31, 2025, is $947,913 and $243,034, respectively, representing working capital advances provided by CIC LLC. These advances are non-interest bearing and are repayable on demand.

Included in amounts due from related parties as of June 30, 2026 and December 31, 2025, is $561,854 and $403,125, respectively, representing funds held by CIC LLC on behalf of the Company in bank accounts maintained in CIC LLC’s name. Interest earned on these balances is credited to the Company.

Te Rito o Taku Tupuna

Since May 28, 2024, Te Rito, a stockholder of the Company has provided CIC advances for working capital purposes amounting to $255,717. There is no interest on this advance and all amounts are payable on demand.

These advances amounted to $188,389 and $239,418 as of June 30, 2026 and December 31, 2025, respectively, and are recorded within due to related party in the balance sheet.

Boskalis International B.V.

Boskalis International B.V. (“Boskalis”) is a shareholder of the Company and provides ocean science and engineering consulting services in accordance with a Memorandum of Understanding dated November 30, 2020 with the Company. Boskalis is paid in equity of the Company for its services. As of June 30, 2026 and December 31, 2025, the cumulative amount of shared-based expenses in connection with the services rendered by Boskalis amounted to $5 million and $5 million respectively.

During the six months ended June 30, 2026 and 2025, Boskalis provided services amounting to $0 and $1,038,754, respectively.

Odyssey Marine Exploration, Inc.

Odyssey Marine Exploration, Inc. (“Odyssey”) is a shareholder of the Company, owning approximately 13% of the Company’s common stock. In accordance with the terms of a services agreement, Odyssey provided certain back-office services to the Company in exchange for a recurring monthly fee, as well as other deep-sea mineral-related services on a cost-plus profit basis and was compensated for these services in equity of CIC.

During the six months ended June 30, 2026 and 2025, Odyssey invoiced the Company $0 and $225,000, respectively.

Director consulting services

The Company is party to a services agreement with one of the Company’s directors, pursuant to which this director provides consulting services payable on a monthly basis, which commenced during the year ended December 31, 2025. The Company paid this director $120,000 and $0 in cash during the six months ended June 30, 2026 and 2025, respectively. The outstanding payable balance amounted to $20,000 as of June 30, 2026 and December 31, 2025, respectively, and is recorded within Accrued expenses – related parties in the accompanying balance sheet.

Accrued Consultant Fees

CIC has accrued consulting fees and expense reimbursements owed to four consultants, three of which are stockholders, that remained unpaid as of June 30, 2026. In addition to the principal amounts of the unpaid invoices, CIC accrued interest on these outstanding balances at contractually agreed-upon rates. The accrued balance (excluding interest) is included in accrued expense – related parties in the accompanying balance sheet as of June 30, 2026, of $0.045 million and as of December 31, 2025, of $0.5 million.

On December 31, 2025, the Company formalized the outstanding consultant obligations, inclusive of all accrued and unpaid interest through that date, into individual promissory notes payable (“Promissory Notes”). Each promissory note consolidates the aggregate unpaid principal and accrued interest into a single stated face amount, which becomes the new principal of the note. The notes bear interest from the date of issuance at the same rates that were applied to the accrued interest computation during the pre-formalization period. The table below presents a summary of the interest rate, maturity date, principal amount, and the Promissory Note amount, which incorporates the accrued interest through the issuance date. The amount of the promissory notes are included in accrued expenses—related party in the accompanying balance sheet.

		June 30, 2026		December 31, 2025
Interest Rate	Maturity Date	Principal Amount	Note Amount	Principal Amount	Note Amount
8%	December 31, 2026	$429,409	$483,881	$506,438	$549,173
12%	December 31, 2026	37,960	43,639	37,960	41,379

		$467,369	$527,520	$544,398	$590,552

Directors Fees

The Company’s non-executive directors are compensated for their services as directors. For the six months ended June 30, 2026 and June 30, 2025, the Company incurred directors’ fees of $2.4 million and $53,890, respectively. The compensation expense recognized during the six months ended June 30, 2026 includes share-based compensation granted during the period in respect of director services rendered in both the current and prior periods. Although a portion of the underlying services was rendered in prior periods, the related share-based compensation was not recognized until the six months ended June 30, 2026, when the applicable compensation arrangements became effective and the recognition criteria under U.S. GAAP were met. Included in accrued expenses - related parties is unpaid directors fees of $209,375 and $431,250 as of June 30, 2026 and December 31, 2025, respectively. Directors’ fees are unsecured, non-interest bearing, and are payable in cash, on a quarterly basis.

In addition to cash directors’ fees, in April the Company issued a total of 2,070,739 Class B Non-Voting Shares to eight current and former directors. Individual amounts were based on length of service as a Director between 2019 and March 31, 2026, as well as committee and leadership roles.

Revenue Participation Agreement with AOM

On February 2, 2026, American Ocean Minerals Corporation (“AOM”) entered into a revenue participation agreement (the “CIC RPA”) with the Company and CIC, LLC (“CIC LLC”) (the Company’s parent), as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the CIC RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from the seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to CIC under the Seabed Minerals Act 2019 (Cook Islands). Pursuant to the terms of the CIC RPA, AOM has advanced the Company an aggregate of $5,000,000. Revenue participation payments are payable quarterly in U.S. dollars, with late payments bearing interest at 8% per annum. To secure CIC’s obligations under the CIC RPA, CIC entered into a general security agreement dated March 2, 2026, pursuant to which it granted AOM a security interest over all of its present and after acquired personal property, which such obligations further supported by a parent guarantee by CIC LLC pursuant to the terms of the CIC RPA. Pursuant to the terms of the CIC RPA, AOM has advanced the Company an aggregate of $5,000,000, consisting of a $1,500,000 initial advance received in February 2026 and $3,500,000 additional advance received in March 2026.

The CIC RPA is structured to give AOM an economic participation in future project proceeds (versus a conventional fixed repayment schedule). CIC remains responsible for developing and operating the project, maintaining its license and related authorizations, selling product, maintaining records, and calculating and paying any amounts due to AOM under the RPA.

The CIC RPA was accounted for as a debt-like liability under ASC 470’s sales-of-future-revenues guidance. Legal costs directly attributable to issuing the CIC RPA liability have been accounted for as debt issuance costs and amortized to interest expense using the effective interest method; other legal costs were expensed as incurred. During the six month period ended June 30, 2026 total interest expense accrued under the revenue participation agreement was $806,167.

NOTE 12 – INCOME TAXES

For the six months ended June 30, 2026 and 2025, the Company did not record any income tax expense. The Company’s effective tax rate for both periods was 0% and differs from the statutory rate of 20% primarily due to the non-recognition of deferred tax assets. The Company continues to generate significant net operating losses in the Cook Islands and has concluded that it is not “more likely than not” that the deferred tax assets will be realized. Consequently, a full valuation allowance has been maintained against all net deferred tax assets.

There have been no material changes to the Company’s unrecognized tax benefits since December 31, 2025.

NOTE 13 – SIGNIFICANT CONCENTRATIONS

For the six months ended June 30, 2026 and 2025, the Company had one vendor, which provided a majority of the charter trips. As of June 30, 2026 and December 31, 2025, amounts due to the vendor are approximately $2.7 million and $0.9 million, respectively.

NOTE 14 – SHARE CAPITAL

The Company is authorized to issue 150,000,000 Class A Voting Shares and 150,000,000 Class B Non-Voting Shares. Class A Voting Shares carry full voting rights and are entitled to receive all Company distributions, whereas Class B Non-Voting Shares do not provide voting rights but carry equal entitlement to Company distributions. Class A Voting Shares and Class B Non-Voting Shares do not have a par value. The Company is also authorized to issue 10,000,000 Class C Restricted Shares, which are non-voting and subject to significant restrictions on transfer and economic benefit. Holders of Class C Restricted Shares are prohibited from receiving monetary benefits or transferring, assigning, pledging, hypothecating, or otherwise disposing of the shares until the “date of delivery.”

As of June 30, 2026, the issued and outstanding shares of Class A, Class B and Class C were 85.1 million, 42.1 million and 5.0 million, respectively. As of December 31, 2025, the issued and outstanding shares of Class A, Class B and Class C were 85.0 million, 34.4 million and 0, respectively.

The date of delivery occurs only after (i) the Company obtains a mining license for polymetallic nodules within the Cook Islands’ Exclusive Economic Zone, and (ii) the Board determines that a bona fide offer to purchase the share has been received and that the prospective purchaser satisfies all shareholder requirements. Until these conditions are met, Class C Restricted Shares are subject to a substantial risk of forfeiture.

Upon the date of delivery, each Class C Restricted Share converts into either a Class A Voting Share or a Class B Non-Voting Share, at the sole discretion of the Board, and thereafter participates fully in Company distributions.

NOTE 15 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the date of the balance sheet through September 4, 2026, the date at which the condensed financial statements were available to be issued, and no material events have occurred that would require disclosure, except as previously disclosed.

Subsequent to June 30, 2026, the Company acquired a one-third ownership interest in CIC Ocean Research Limited, a newly incorporated New Zealand company. The entity was established to facilitate certain New Zealand-based activities and contracting arrangements in support of the Company’s ocean research operations, as well as to provide access to banking facilities in New Zealand given the limited banking services available in the Cook Islands. As of the date of these financial statements, the entity has not commenced operations. CIC Ocean Research Limited is considered to be a related party as the remaining ownership interests are held by two employees of the Company.

OCEAN MINERALS, LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OCEAN MINERALS, LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Ocean Minerals, LLC

Opinion

We have audited the consolidated financial statements of Ocean Minerals, LLC (a Cayman Islands limited liability company) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members’ equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 7, 2026

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
ASSETS
Current Assets
Cash	$1,050,699	$1,346,374
Accounts receivable	27,114	713,159
Other receivable—related party, current	113,412	97,705
Deposits and other current assets	888,925	619,586

Total current assets	2,080,150	2,776,824
Property and equipment, net	7,861,729	8,899,386
Other receivable—related party, noncurrent	3,392,082	3,310,084
Right-of-use assets, net	3,868,823	4,337,038

Total assets	$17,202,784	$19,323,332

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$866,027	$1,011,182
Accrued expenses	580,113	935,184
Lease liabilities, current	273,392	227,195
Due to related party	358,481	325,417
Term debt—related party	9,818,195	8,829,126

Total current liabilities	11,896,208	11,328,104
Lease liabilities, noncurrent	3,558,204	3,455,075

Total liabilities	15,454,412	14,783,179
Commitments and contingencies (Note 7)
Member Capital—Contingently redeemable	5,000,000	5,000,000
MEMBERS’ EQUITY (DEFICIT)
Members’ equity	29,423,275	26,994,429
Accumulated deficit	(32,674,903)	(27,454,276)

Total members’ deficit	(3,251,628)	(459,847)

Total liabilities, member capital—contingently redeemable and members’ deficit	$17,202,784	$19,323,332

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2025	2024
Revenues
Total revenues	$4,419,400	$7,195,794

Operating expenses
General and administrative	$4,592,283	$5,946,464
Payroll and benefits	2,919,045	2,571,292
Repairs and maintenance	53,577	430,676
Depreciation and amortization	1,708,796	1,559,279

Total operating expenses	9,273,701	10,507,711

Operating loss	(4,854,301)	(3,311,917)
Other income (expense)
Other income	477,056	—
Interest expense	(1,096,520)	(876,288)
Foreign exchange gain (loss)	257,928	(202,518)

Total other income (expense), net	(361,536)	(1,078,806)

Loss before income taxes	(5,215,837)	(4,390,723)
Income tax expense	4,790	16,246

Net Loss	$(5,220,627)	$(4,406,969)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

	Members’ Equity	Accumulated Deficit	Total Members’ Equity (Deficit)
Balance at December 31, 2023	$25,362,153	$(23,047,307)	$2,314,846
Units issued for services provided	815,429	—	815,429
Unit issuances	816,847	—	816,847
Net loss	—	(4,406,969)	(4,406,969)

Balance at December 31, 2024	$26,994,429	$(27,454,276)	$(459,847)
Units issued for services provided	845,897	—	845,897
Unit issuances	1,582,949	—	1,582,949
Net loss	—	(5,220,627)	(5,220,627)

Balance at December 31, 2025	$29,423,275	$(32,674,903)	$(3,251,628)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,220,627)	$(4,406,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,091,255	954,924
Stock issued for services provided	845,897	815,429
Amortization of commitment fees	—	60,000
Interest paid-in-kind (“PIK”)	1,096,520	598,344
Right-of-use assets amortization	617,541	604,355
Changes in operating assets and liabilities:
Accounts receivable	686,045	(661,815)
Other receivable—related party	(97,705)	(84,173)
Deposits and other current assets	(269,339)	101,498
Accounts payable	(145,155)	212,031
Accrued expenses	(462,522)	(511,935)
Due to related party	33,064	32,636
Lease liabilities	117,541	104,355

NET CASH USED IN OPERATING ACTIVITIES	(1,707,485)	(2,181,320)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(171,139)	(565,615)

NET CASH USED IN INVESTING ACTIVITIES	(171,139)	(565,615)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	—	3,000,000
Proceeds from issuance of units	1,582,949	816,847

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,582,949	3,816,847

NET (DECREASE) INCREASE IN CASH	(295,675)	1,069,912
CASH AT BEGINNING OF PERIOD	1,346,374	276,462

CASH AT END OF PERIOD	$1,050,699	$1,346,374

	Years Ended December 31,
	2025	2024
SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid	$4,790	$16,246
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Units issued for services provided	$845,897	$815,429

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

Organization

Ocean Minerals, LLC and subsidiaries (the “Company,” “OML,” “us,” “we” or “our”) is a resource development company, focused on mining the seafloor for polymetallic nodules, with an intent to provide the world with critical minerals that are needed to allow the move away from high-carbon fuels. Our corporate headquarters are located in Houston, Texas.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding our financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity and have prepared them in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Moana Minerals Limited (“MML”), Moana Minerals Inc. USA (“MMI”), Kiva Marine Limited (“Kiva”), OML Rare Earth LLC (“Rare Earth”), and Odyssey Retriever Inc (“ORI” or “Retriever”). All significant inter-company and intra-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash

Cash include cash on hand and cash in banks and consists of deposits in several U.S. banks and one foreign bank. We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains certain of its cash balances in U.S. banks, which at times, may exceed federally insured limits. The Company has not incurred and does not expect to incur any losses with respect to these balances. We limit investment of cash equivalents and investments to financial institutions with high credit ratings. Management believes it is not exposed to any significant credit risk regarding these accounts as it performs periodic reviews of the creditworthiness of the financial institutions the Company uses.

Cash balances were as follows:

	December 31,
	2025	2024
Cash in U.S. dollars in U.S. banks	$900,869	$1,329,945

Cash in foreign banks and foreign currency	149,830	16,429

Total cash	$1,050,699	$1,346,374

Revenue Recognition and Accounts Receivable

Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of Accounting Standards Codification (“ASC”) Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Sales, value add, and other taxes collected on behalf of third parties are excluded from revenue.

The Company currently generates revenues from service contracts with customers. Currently, there is one primary source of revenue, which consists of charter services. The contracts for charter services provide for chartering of the vessel with all the science equipment and services related to science activities. These services are billed on an ad hoc basis, however, generally they include advance payment of services, deposits, milestone billing or progress payments and are due at the time of invoice. Revenue from chartered services is recognized over time, recognized ratably as the service is performed over the charter period. If the Company has to transit to a port of delivery that is not Rarotonga, there will be an upfront consideration for the services. Depending on the type of contract (fixed or day-rate), consideration for services are either variable or fixed. Reimbursable expenses represent variable consideration because the amounts billed depend on actual costs incurred during the performance of the services and are not known until the conclusion of the service period. The Company also invoices their customers for reimbursable costs (food, fuel, port fees, etc.), which have been determined not to be a performance obligation, as the customer is merely reimbursing the Company for costs incurred on behalf of the customer. These reimbursable expenses do not provide a distinct benefit to the customer beyond the primary service. They are simply amounts the Company is entitled to recover. Therefore, these costs are treated as part of the transaction price, not a separate performance obligation.

Contract Balances

Contract assets are comprised of services provided for which consideration has not been received and are transferred to accounts receivable when the right to payment becomes unconditional. Contract assets are presented within deposits and other current assets in the consolidated balance sheets. Contract assets consisting of unbilled revenue was approximately $390,000 and $0 at December 31, 2025 and 2024, respectively.

Contract liabilities are recorded when the Company receives advance payments from customers for reimbursable expenses or other mobilization costs. Contract liabilities are presented within accrued expenses in the consolidated balance sheets and was approximately $0 and $287,000 at December 31, 2025 and 2024, respectively. Contract liabilities are reduced as revenue is earned and recognized over time.

Revenues for the years ended December 31, 2025 and 2024, include the following:

	December 31,
	2025	2024
Amounts included in the beginning of year contract liability balance	$287,165	$—

The Company’s unsatisfied performance obligations are for contracts that have an original expected duration of one year or less and, as such, the Company is not required to disclose the remaining performance obligation.

Accounts receivable are based on amounts billed to customers. We evaluate our accounts receivable to estimate an allowance for credit losses over the remaining life of the financial instrument. The remaining life of our financial assets is determined by considering contractual terms among other factors. We estimate an allowance for credit losses based on ongoing evaluations of the accounts receivable, the related credit risk characteristics, and the overall economic and environmental conditions affecting the financial assets. Credit losses are charged off against the allowance when we believe the uncollectibility of the financial asset is confirmed. Subsequent recoveries, if any, are credited to the allowance once received. A credit loss expense, or benefit, is recorded within general and administrative expense in the consolidated statements of operations in an amount necessary to adjust the allowance for credit losses to our estimate as of the end of each reporting period. At December 31, 2025 and 2024 we determined no allowance was necessary.

Other Current Assets

Other current assets consist primarily of prepaid expenses, unbilled revenue and deposits. All prepaid expenses are amortized on a straight-line basis over the term of the underlying agreements.

Exploration Licenses

The Company currently holds an exploration license that expires in February 2027. Pre-license costs incurred before an exploration license is acquired are expensed as incurred. Costs for acquiring the Company’s current license are not significant. The Company is actively engaged in a renewal effort to extend this license for an additional five years.

Long-Lived Assets

Property and equipment is stated at historical cost. Depreciation is calculated using the straight-line method at rates based on the assets’ estimated useful lives. Refer to Note 4, Property and Equipment for disclosure of estimated useful lives. Items that may require major overhauls (such as marine equipment) that enhance or extend the useful life of these assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever was shorter. All other repairs and maintenance are expensed when incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment recorded to long-lived assets for the years ended December 31, 2025 or 2024.

Convertible Debt

When the Company issues convertible debt, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, “Derivatives and Hedging”. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash.

When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument and classified as a derivative liability carried on the consolidated balance sheet at fair value, with any changes in its fair value recognized currently in the consolidated statements of operations.

Warrants

When the Company issues warrants, it evaluates the proper balance sheet classification of the warrant to determine whether it should be classified as equity or as a derivative liability on the consolidated balance sheets. In accordance with ASC 815-40, “Derivatives and Hedging-Contracts in the Entity’s Own Equity” (“ASC 815-40”), the Company classifies a warrant as equity so long as it is “indexed to the Company’s equity” and several specific conditions for equity classification are met. A warrant is not considered indexed to the Company’s equity, in general, when it contains certain types of exercise contingencies or adjustments to the exercise price. If a warrant is not indexed to the Company’s equity or it has net cash settlement that results in the warrants to be accounted for under ASC 480, “Distinguishing Liabilities from Equity”, or ASC 815-40, it is classified as a derivative liability which is carried on the consolidated balance sheet at fair value with any changes in its fair value recognized currently in the consolidated statements of operations.

Fair Value Measurements

The Company determines fair value in accordance with the provisions of FASB guidance, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs based on the observability as of the measurement date, is as follows:

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of inputs that may be used to measure fair value are as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.

Level 2.

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.

Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

The Company did not have any financial assets or liabilities measured on a recurring basis.

Right-of-use Assets and Lease Liabilities

The Company accounts for leases under ASC 842, “Leases”. The Company reviews all agreements to determine if a leasing arrangement exists. The Company determines if an arrangement is a lease at the lease commencement date. For leases in which the Company is the lessee, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. In addition to the Company’s lease agreements, the Company reviews all material new vendor arrangements for potential embedded lease obligations. The asset balance related to leases is presented within “Right-of-use assets” on the Company’s consolidated balance sheets. The current and noncurrent balances related to operating and finance leases are presented as “Lease liabilities,” in their respective classifications, on the Company’s consolidated balance sheets. Disclosure breakout of the operating and finance leases is included in Note 10, Leases.

The lease liability is recognized based on the present value of the remaining fixed lease payments discounted using the Company’s incremental borrowing rate on the date of the lease. The Right of use “ROU” asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by the Company and excluding any lease incentives received from the lessor. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. The Company accounts for its lease and non-lease components as a single component, and therefore both are included in the calculation of lease liability recognized on the consolidated balance sheets.

Foreign Currency Transactions

The financial statements and transactions of the Company’s foreign operations are maintained in their functional currency, which is the U.S. dollar.

The Company conducts transactions denominated in currencies other than the U.S. dollar. Transactions denominated in foreign currencies are remeasured into the U.S. dollar using the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Nonmonetary assets and liabilities denominated in foreign currencies are remeasured using historical exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in earnings and included within foreign exchange gain (loss) in the consolidated statements of operations.

Advertising Costs

Advertising costs are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations. The Company incurred advertising costs of approximately $24,000 and $39,000 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

Ocean Minerals, LLC is a Cayman Islands limited liability company classified as a partnership for U.S. federal income tax purposes. As a partnership, OML is not directly subject to U.S. federal income taxes; rather, items of income, deduction, gain, loss, and credit are passed through to the Company’s unitholders for inclusion in their respective tax returns.

Moana Minerals Limited (“MML”) and Kiva are registered as international companies under the Cook Islands International Companies Act and are subject to a 20% income tax rate.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. All intercompany transactions, including management fee allocations between subsidiaries, are eliminated in the consolidated financial statements. The related income tax effects of such eliminated transactions are also eliminated in the consolidated income tax provision. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the consolidated statement of operations.

Intercompany management fee allocations between MMI and the Cook Islands subsidiaries are subject to the arm’s length standard under IRC §482. The United States does not have an income tax treaty with the Cook Islands; accordingly, no treaty-based transfer pricing safe harbors or competent authority procedures are available. The Company employs a cost-plus methodology for the allocation of management services and maintains documentation to support the arm’s length nature of its intercompany pricing. In preparing the consolidated financial statements, all intercompany revenue, expenses, and related balances have been eliminated. Income taxes paid or accrued on intra-entity transactions with respect to assets remaining within the consolidated group have been deferred and are recognized as the related assets are consumed or transferred to third parties.

Stock-based Compensation

The Company accounts for its share-based compensation expense related to equity awards granted to employees, independent directors and service providers based on estimated fair values on the date of grant. We have elected to account for forfeitures as they occur. The Company may use either authorized or unissued shares to meet share issuance requirements. See Note 8 for further discussion related to the Company’s share-based compensation plans.

Other Income

Non-operating revenue that does not stem from the primary business activities of the Company is recorded as Other income. Other income for the year ended December 31, 2025 is comprised of cash proceeds paid to the Company by a third party in excess of the Company’s costs incurred to make repairs to marine exploration equipment owned by a third party. The Company is under no contractual obligation to return any of the excess cash proceeds to the third-party payor.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The guidance in ASU 2025-05 provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025 with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

NOTE 3—DEPOSITS AND OTHER CURRENT ASSETS

Deposit and other current assets consists of the following:

	December 31,
	2025	2024
Prepaid insurance	$194,402	$110,482
Prepaid fuel	182,525	369,021
Contract assets	389,962	—
Deposits	84,542	85,075
Other prepaid	37,494	55,008

Total other current assets	$888,925	$619,586

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Asset	Estimated Useful Life (in years)	December 31,
		2025	2024
Exploration equipment	10	$10,903,167	$10,809,501
Computer and Office Equipment	5	40,340	38,028
Furniture and Fixtures	5	17,918	17,918
Leasehold Improvements	5	128,229	127,786
Vehicles	5	37,168	35,823

Property and equipment		11,126,822	11,029,055
Less: Accumulated depreciation		(3,265,093)	(2,129,669)

Property and equipment, net		$7,861,729	$8,899,386

Depreciation expense amounted to $1.1 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively, and is included within Depreciation and amortization in the consolidated statements of operations.

NOTE 5—ACCRUED EXPENSES

Accrued expenses consists of the following:

	December 31,
	2025	2024
Accrued payroll and benefits	$1,225	$152,570
Accrued insurance	126,208	77,480
Accrued VAT	328,140	330,059
Contract liability	—	287,165
Other	124,540	87,910

Total accrued expenses	$580,113	$935,184

NOTE 6—DEBT-RELATED PARTY

The Company’s debt consists of a term loan with a strategic partner and equity owner (the “Lender), as well as other bridge loans with members of Executive Management and members of the Company’s Board of Directors; therefore, all are considered related party debt.

Term Loan

2022 Loan Agreement

On August 1, 2022, one of the Company’s subsidiaries (the “Borrower”) entered into an initial loan agreement (the “2022 Loan Agreement”) with the Lender (and together with the Borrower, the “Parties”), under which the Lender committed up to $4.5 million in two advances (the “Term Loan”). The proceeds were used primarily to acquire and refit the vessel used by the Borrower. The 2022 Loan Agreement bears interest at 10% per annum with daily compounding, includes a 2% commitment fee (“Commitment Fee”), and originally matured no later than December 31, 2023. All payments were originally due at maturity. The loan was secured by a first-priority mortgage over the vessel and is guaranteed by the Company. The 2022 Loan Agreement also provided the Lender with a right, at its option, to convert all or a portion of the outstanding loan balance into equity units of the Company (“OML Units”).

The Term Loan contains specific expense covenants, limiting operating expenses to a total $0.4 million monthly spending limit, inclusive of $0.2 million monthly overhead expense limit. As of December 31, 2025, the Company was in default of these covenants, which, along with other factors described in Note 14, resulted in the debt being classified as a current liability as of December 31, 2025. As discussed in Note 14, on March 20, 2026, American Ocean Minerals Corporation (“AOM”) entered into a sale and assignment agreement with the Lender and OML, among other parties, with respect to the 2022 Loan Agreement. Refer to Note 14 for additional information.

Commitment Fees

The Commitment Fee is accounted for as part of the Term Loan’s yield and reflected in the effective interest rate, rather than as a separate commitment asset or liability. Interest expense recognized in the statements of operations over the term of the Term Loan therefore reflects both the 10% cash coupon and the amortization of the Commitment Fee through the effective interest rate.

2024 Amended and Restated Loan Agreement

On February 6, 2024, the Parties entered into an Amended and Restated Loan Agreement (the “2024 A&R Loan Agreement”), which rolled the then-outstanding balance (including accrued interest and fees) into a defined “Existing Loan” and provided an additional $3.0 million of delayed-draw capacity (the “Available Amount”). The 2024 A&R Loan Agreement maintained the 10% interest rate and general security structure but extended the final maturity to the earlier of an updated equity financing threshold, an event of default, or December 31, 2024, and refined the mechanics and pricing of the Lender’s conversion right.

The Available Amount was drawn as follows: (1) First Advance: $0.3 million on February 9, 2024; (2) Second Advance: $1.2 million on February 29, 2024; (3) Third Advance: $1.0 million on June 18, 2024; and (4) Fourth Advance: $0.5 million on August 26, 2024. The advances are non-revolving and, once repaid, may not be reborrowed.

Conversion Rights

The Lender’s right to convert all or any portion of the Loan into equity units of OML Parent is retained and formalized in the 2024 A&R Loan Agreement. The “Conversion Units” are defined in the 2024 A&R Loan Agreement as:

•	for conversions any time while the Loan is outstanding: units at a price of $15.279 per unit;

•	for conversions upon satisfaction of the Equity Financing Threshold: units at the lesser of (1) $15.279 per unit or (2) the lowest price per unit in the relevant equity financing; and

•	for conversions after an Event of Default (as defined in the 2024 A&R Loan Agreement), units at a price of $5.00 per unit.

Converted amounts are deemed “Contributed Property” under the Contribution Agreement and satisfy the Lender’s contribution obligations thereunder.

The conversion feature is considered indexed to the Company’s own equity and meets the own-equity scope exception in ASC 815-40. Therefore, although the conversion option meets the derivative definition at a stand-alone level, it is not bifurcated and separately accounted for as a derivative. Instead, it is treated as an equity-classified feature embedded in a debt host.

Commitment Fees

The Company incurred commitment fees of $60,000, all of which have been amortized through interest expense during the year ended December 31, 2024.

Debt Modification

The 2024 A&R Loan Agreement was accounted for as a modification of the existing debt, not an extinguishment. No gain or loss on extinguishment is recognized for the Existing Loan portion, and any unamortized issuance costs and discounts associated with the Existing Loan continue to be amortized using the revised effective interest rate over the remaining term.

For the incremental $3.0 million of capacity under the Available Amount, each funded advance is treated as new debt recognized at the amount of proceeds received (adjusted for any directly attributable issuance costs), with subsequent measurement at amortized cost.

2025 Second Amendment to the Amended and Restated Loan Agreement

Effective on July 16, 2025, the Parties executed a Second Amendment to the Amended and Restated Loan Agreement (the “2025 Second Amendment”). The 2025 Second Amendment further extended the final maturity to the earlier of the equity financing threshold, an event of default, or December 31, 2025, and revised the conversion terms such that, in certain scenarios, the Lender may convert the Term Loan into OML Units at $5.00 per unit. Except for these changes to maturity and conversion pricing, the 2025 Second Amendment ratified and affirmed the remaining terms of the 2024 A&R Loan Agreement.

The 2025 Second Amendment does not alter the basic nature of the instrument as a term borrowing. The extension of the maturity date and adjustment of conversion pricing (as shown below) do not change the overall classification of the instrument as debt with an embedded conversion feature.

Conversion Rights

The Lender’s right to convert all or any portion of the Loan into equity units of OML Parent is amended in the 2025 Second Amendment, as shown below:

•	for conversions any time while the Loan is outstanding (voluntary conversion): units at a price of $5.00 per unit;

•	for conversions upon satisfaction of the Equity Financing Threshold: units at the lesser of (1) $15.279 per unit or (2) the lowest price per unit in the qualifying equity financing; and

•	for conversions after an Event of Default (as defined in the 2024 A&R Loan Agreement), units at a price of $5.00 per unit.

Debt Modification

The 2025 Second Amendment is accounted for as a modification of the existing debt, not as an extinguishment. No gain or loss on extinguishment is recognized. Any unamortized issuance costs and discounts at the effective date of the amendment are amortized over the revised remaining term using the updated effective interest rate. There were no commitment fees paid in connection with the 2025 Second Amendment.

As of December 31, 2025 and 2024, the Term Loan has a carrying value of $9.8 million and $8.8 million, respectively. Interest expense on the Term Loan approximated $0.9 million and $0.7 million, respectively, for the years ended December 31, 2025 and 2024.

NOTE 7—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. We are not a party to any litigation as a defendant where a loss contingency is required to be reflected in our consolidated financial statements.

Lease commitment

The Company has leases for marine exploration equipment, office space, warehouses and residential properties used by executives. Refer to Note 10, Leases, for full disclosures of the Company’s ROU assets and lease liabilities and Note 11, Rover, for full disclosure of the Company’s commitments on the Rover.

Member capital—contingently redeemable

The Unit Purchase Agreement contains a provision that creates a contingency requiring a claw back of the OML member units that were issued in connection with the purchase of Odyssey Retriever, Inc. (“ORI”) (and related rights under the marine exploration equipment lease agreement) (see Note 11). In the event that the lease finance company terminates the lease agreement due to (i) Odyssey’s failure to make the monthly lease payments; and (ii) does not transfer title to the marine exploration equipment to the Company, then all of the OML member units attributable to the purchase of ORI shall be automatically redeemed by OML upon written notice with no payment required therefor by OML.

NOTE 8—MEMBERS’ EQUITY/(DEFICIT)

The Company has approved plans, providing share-based compensation to employees, director and consultants.

Unit Option Plan

The purpose of the Unit Options is to provide incentive to employees and other persons providing services to the Company or any Affiliate of the Company to stimulate their efforts toward the success of the Company and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company and to provide a means of obtaining, rewarding and retaining employees and other persons providing services to the Company or any Affiliate of the Company.

The Company determined that the Unit Options are equity-classified share-based compensation awards within the scope of ASC 718. The Unit Options are measured at grant-date fair value, and because the awards vest upon grant, compensation expense is recognized at the grant date with no subsequent remeasurement. The Company recognized share-based compensation expense related to Unit Options of approximately $897,000 and $813,000 for the years ended December 31, 2025 and 2024, respectively. There was no unrecognized compensation expense related to Unit Options as of December 31, 2025 or 2024.

The value of the unit options granted was determined using a market approach model. A summary of the option activity during the years ended December 31, 2025 and 2024 is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at December 31, 2023	242,342	$5.00	6.62
Granted	133,732	$6.08

Outstanding at December 31, 2024	376,084	$5.38	7.18
Granted	147,530	$6.08

Outstanding at December 31, 2025	523,614	$5.58	7.26

Options exercisable at December 31, 2024	376,084	$5.38	7.18

Options exercisable at December 31, 2025	523,614	$5.58	7.26

The above options vest upon grant, therefore there is no unrecognized compensation expense as of December 31, 2025 or 2024.

Unit Purchase Warrant

The Unit Purchase Warrants (“Warrants”) were issued by the Company on January 1, 2022 (“Initial Exercise Date”) and can be exercised anytime up to March 5, 2026 (“Termination Date”). The purchase price of each Warrant is $5.00 (“Warrant Exercise Price”). An aggregate of 102,000 membership interest units (“Units”) were issued to four individuals (each individually, “Holder” and collectively, the “Holders”). The exercise is to be settled in cash, paid to the issuer in accordance with the notice of exercise. The holder of the Warrant is not entitled to any voting rights, divided rights, or other rights as a member of the Company, until such point the Warrants are exercised in accordance with the agreement at which point the Holder will become a registered member of the Company. Three Holders exercised their Warrants on March 2026 and the fourth did not exercise any Warrants by the Termination Date and, therefore, expired.

The Company considered whether the Warrants are a freestanding equity-linked instrument or embedded in a host instrument. The Warrants are not attached or embedded in any other financial instruments. The Warrants were entered into separately and apart from any of the OML Parent’s other financial instruments or equity transactions and negotiated separately at different points of time. As such, the Warrants are considered a freestanding equity-linked instrument. Additionally, the Warrants are not considered mandatorily redeemable and meet the criteria as written put options. The Warrants are equity classified and were recorded at their grant date fair value, with no subsequent remeasurement.

The following table sets forth a summary of changes in warrants outstanding for the years ending December 31, 2025 and 2024:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2023	102,000	$5.00
Issued	—	$—
Exercised	—	$—
Cancelled/Expired	—	$—

Outstanding at December 31, 2024	102,000	$5.00
Issued	—	$—
Exercised	—	$—
Cancelled/Expired	—	$—

Outstanding at December 31, 2025	102,000	$5.00

NOTE 9—INCOME TAXES

After the elimination of intercompany management fee allocations and the related tax effects in consolidation, the Company’s consolidated income tax expense for the years ended December 31, 2025 and 2024 was $4,790 and $16,246, respectively. While MMI records current federal income tax on a standalone basis, (which includes taxable intercompany management fee income), such tax is eliminated upon consolidation because the underlying income is eliminated as an intra-entity transaction.

Components of Pretax Income (Loss)

The domestic and foreign components of pretax loss from continuing operations, after elimination of intercompany transactions, are as follows:

	For the Year Ended December 31,
	2025	2024
U.S. Domestic (MMI + ORI + Rare Earth)	$(343,693)	$(1,232,390)
Foreign (Cook Islands: MML + Kiva)	(4,819,358)	(3,117,811)
OML (Partnership)	(52,786)	(40,522)

Total pretax loss	$(5,215,837)	$(4,390,723)

Effective Tax Rate Reconciliation

The Company’s effective tax rate is (0.09%) and (0.37%) for the years ended December 31, 2025 and 2024, respectively, differs from the U.S. federal statutory rate of 21% primarily due to: (1) the partnership structure of OML, which passes through income and loss to unitholders without entity-level taxation; (2) the foreign rate differential, as Cook Islands subsidiaries are subject to a 20% income tax rate versus the U.S. rate of 21%, with both CFCs generating only losses; (3) MMI’s current federal income tax expense on standalone taxable income; and (4) a full valuation allowance that offsets all net deferred tax assets due to cumulative losses and the pre-revenue exploration stage of the business.

Deferred Tax Assets and Liabilities

The significant types of temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

	For the Year Ended December 31,
	2025	2024
Deferred tax assets:
NOL carryforwards—U.S.	$1,107,805	$1,028,236
NOL carryforwards—Cook Islands	3,219,521	2,208,597
ROU liability—Retriever	736,154	715,636
Accrued liabilities—MMI	24,309	40,142

Total gross deferred tax assets	$5,087,789	$3,992,611

Deferred tax liability:
ROU asset net—Retriever	$(735,000)	$(715,636)
ROU asset net—MMI	(33,280)	(53,279)

Total gross deferred tax liabilities	$(768,280)	$(768,915)

Less: valuation allowance	(4,319,509)	(3,223,696)

Net deferred tax asset (liability)	$—	$—

Deferred tax assets and liabilities are measured using the enacted federal rate of 21%. Deferred tax assets for Cook Islands subsidiaries are measured at the enacted Cook Islands rate of 20%. All net deferred tax assets are fully offset by a valuation allowance, resulting in a net deferred tax asset of $0 for both years ended December 31, 2025 and 2024.

Valuation Allowance

As of December 31, 2025 and 2024, the Company maintained a full valuation allowance against all net deferred tax assets. Management concluded that it is more likely than not that the deferred tax assets will not be realized based on the weight of available evidence, including: (1) the Company is in a pre-revenue exploration stage with no history of sustained taxable income; (2) cumulative consolidated net losses over the three most recent fiscal years; (3) material uncertainty regarding the timing and commercial viability of the Cook Islands deep-sea mineral harvesting license; and (4) no existing contracts or arrangements generating sufficient future taxable income. Under ASC 740-10-30-21, this objective negative evidence outweighs positive subjective evidence.

The change in the valuation allowance is as follows:

December 31, 2025	$4,319,509
December 31, 2024	3,223,696

Change in valuation allowance	$1,095,813

Foreign Subsidiary Tax Considerations

The Company holds interests in two controlled foreign corporations (“CFCs”) domiciled in the Cook Islands: Kiva Marine Limited and Moana Minerals Limited. Both are engaged in deep-sea mineral exploration with USD functional currencies. Under IRC §951A (as amended by OBBBA, which redesignated GILTI as “NCTI”), U.S. shareholders must include their pro rata share of net CFC tested income in gross income. For 2025 and 2024, both CFCs generated tested losses; accordingly, no GILTI/NCTI inclusion was required. The

Company accounts for GILTI/NCTI as a period cost. Neither CFC generated Subpart F income. Both CFCs have cumulative deficits; accordingly, no deferred tax liability has been recorded for outside basis differences under ASC 740-30-25-17.

Tax Treaty Status

The United States does not have an income tax treaty with the Cook Islands. While a US–New Zealand income tax convention exists (signed July 23, 1982), the Cook Islands is a separate self-governing jurisdiction and is not covered by that treaty. Accordingly, no treaty-reduced withholding tax rates are available on payments between U.S. entities and the Cook Islands subsidiaries (dividends, interest, royalties, or management fees). However, because MML and KML are registered as international companies under the Cook Islands International Companies Act, they are subject to a 20% income tax rate following the enactment of the International Companies (Removal of Tax Exemption) Amendment Act 2019, which removed the prior tax exemption for international companies. The grandfathering transition period for pre-existing international companies expired on December 31, 2021. In addition, dividends paid to foreign shareholders are subject to a 15% withholding tax. In the absence of a US–Cook Islands income tax treaty, no treaty-reduced withholding rates are available.

Net Operating Loss Carryforwards

As of December 31, 2025, the Company’s subsidiaries have the following NOL carryforwards: MMI federal NOL of approximately $591,000; Retriever federal NOL of approximately $4,684,000 (both indefinite, subject to 80% limitation); MML Cook Islands NOL of approximately $6,801,000; and KML Cook Islands NOL of approximately $12,281,000. U.S. federal NOLs originated after 2017 and carry forward indefinitely. Cook Islands NOL carryforward rules are subject to confirmation with local Cook Islands tax counsel. A full valuation allowance has been established against the related deferred tax assets.

Uncertain Tax Positions

The Company evaluates tax positions under the two-step framework of ASC 740-10-25-6. As of December 31, 2025 and 2024, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest or penalties were accrued as of December 31, 2025 or 2024. We have not recognized a material adjustment in the liability for unrecognized tax benefits and have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

Open Tax Years

The Company’s U.S. federal income tax returns for tax years 2021 through 2024 remain open and subject to examination. The Company is not currently under examination in any jurisdiction.

New Tax Legislation

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. Key provisions include: redesignation of GILTI as NCTI with elimination of the QBAI offset and reduction of the §250 deduction (50% to 40%); permanent 100% bonus depreciation; immediate expensing of domestic R&E under §174A; EBITDA-based §163(j) interest limitation; and restoration of downward attribution under §958(b)(4). As both CFCs remain in tested loss position and a full valuation allowance is maintained, OBBBA had no material impact on the Company’s 2025 consolidated financial statements.

NOTE 10—LEASES

The Company and its subsidiaries are party to various marine exploration equipment and office leases with terms expiring at different dates through February 2032. The amortizable life of the right-of-use asset is limited by the expected lease term. Although certain leases include options to extend the Company did not include these in the right-of-use asset or lease liability calculations because it is not reasonably certain that the options will be executed.

Operating Leases	December 31,
	2025	2024
Assets
Right-of-use asset	$368,823	$337,038
Liabilities
Current
Lease liability	$159,981	$129,490
Noncurrent
Lease liability	$166,121	$144,991

Total lease liability	$326,102	$274,481

Financing Leases	December 31,
	2025	2024
Assets
Right-of-use asset	$3,500,000	$4,000,000
Liabilities
Current
Lease liability	$113,411	$97,705
Noncurrent
Lease liability	$3,392,083	$3,310,084

Total lease liability	$3,505,494	$3,407,789

The tables below shows the lease expenses recorded in the consolidated statements of operations incurred during the years ended December 31, 2025 and 2024.

		December 31,
Operating Lease Costs	Classification	2025	2024
Lease expense	General and administrative expenses	$617,541	$604,355

		$617,541	$604,355

Lease Payments

For the years ended December 31, 2025 and 2024, the Company made cash payments related to its operating leases in the amount of $250,412 and $245,807, respectively.

Future minimum lease payments for leases in effect at December 31, 2025 were as follows:

Year	Operating Leases	Finance Leases
2026	$261,982	$420,000
2027	177,408	3,790,000
2028	80,830	—

Total	$520,220	$4,210,000
Less: Imputed interest	(194,118)	(704,506)

Present value of lease liabilities	$326,102	$3,505,494

As of December 31, 2025 and 2024, the Company’s weighted average remaining lease terms on its operating leases was 2.24 years and 2.00 years, respectively, and the Company’s weighted average discount rate related to its operating leases was 7.86% and 6.09%, respectively.

NOTE 11—MARINE EXPLORATION EQUIPMENT LEASE (“Rover”)

On July 3, 2023, as part of the Unit Purchase Agreement disclosed above, OML issued 293,399 units at $20.45 per unit in exchange for consideration, which consisted of (i) cash of $1.0 million, and (ii) the transfer of 100% of the equity interests in ORI to OML for $5.0 million. An existing lease for marine exploration equipment entered into on April 4, 2023, between ORI, as lessee, and a third party finance company, as lessor, (the “Equipment Lease Agreement”) was transferred to OML and OMEX (defined in Note 12 Related Party Transactions) agreed to timely make all rent payments on behalf of ORI, and on or before the expiration of the lease term, pay the Option Exercise Price to OAH in accordance with the Equipment Lease Agreement.

The consideration paid amounted to $6.0 million, of which $1.0 million was cash consideration and the remaining $5.0 million was allocated to ORI.

The marine exploration equipment consists of a Comanche 6000-meter rated electric ROV system together with manipulator arms, tether management system, launch and recovery system, winch with 6.4 km umbilical, operations control van, hydraulic power unit, camera system, and related interfaces (collectively, the “Rover”). The lease term is four years from the commencement date.

Management concluded that the Equipment Lease Agreement contains a lease within the scope of ASC 842, and further concluded it would be classified as a finance lease. OML’s acquisition of ORI qualifies as an asset acquisition, and because the asset acquisition includes the Equipment Lease Agreement, OML is not required to reassess the lease classification previously determined by the predecessor lessee. No modifications to the lease have occurred that would require reassessment.

OML recognized the lease liability as of the date it acquired ORI, which amounted to $3.3 million. OML recognized a note receivable from OMEX for the present value of future payments OMEX is obligated to make, increasing the carrying amount of the note receivable to reflect interest on the lease liability, and reducing the carrying amount of the note receivable to reflect the lease payments made by OMEX.

The ROU asset for a finance lease should be measured at cost, which includes (i) the amount of the initial measurement of the lease liability, (ii) any lease payments made to the lessor at or before lease commencement less any lease incentives received, and (iii) any initial direct costs incurred by the lessee. As the Rover was the only asset of ORI, its cost was measured based on the fair value of the consideration given as the most evident and clearly reliable measure of cost. The Rover, therefore, was recorded at its fair value of $5.0 million. For a finance lease, the ROU asset should be amortized on a straight-line basis from the commencement date to the earlier of (a) the end of the useful life of the ROU asset or (b) the end of the lease term, unless the lease transfers ownership or the lessee is reasonably certain to exercise a purchase option. Since the lease includes a mandatory transfer of ownership, the Rover is being amortized over the expected useful life of the underlying marine exploration equipment (estimated 10 years), not the lease term of four years.

Amortization expense amounted to $0.5 million for the years ended December 31, 2025 and 2024, respectively, and is included within Depreciation and amortization in the consolidated statements of operations.

NOTE 12—RELATED PARTY TRANSACTIONS

Term Debt with Lender

OML has entered into certain transactions with a Lender. In addition to its equity investment, the Lender has provided term debt financing to a subsidiary of the Company (refer to Note 6, Debt) to fund the purchase and upgrade of an exploration vessel, and to support OML’s ongoing project activities. OML has guaranteed its subsidiary’s obligations under this financing and has granted security over certain assets in favor of the Lender. Refer to Note 6, Debt, for additional disclosures related to the Term Loan.

In addition, OML’s corporate office is a leased office space in a property owned by the Lender. Rent payments made to the Lender for the years ended December 31, 2025 and 2024 amounted to approximately $41,000 and $41,000, respectively.

Loan from Officer

In June 2023, the Company and a Company officer and member of its Board of Directors (“Officer”), entered into a Bridge Loan Agreement in the total amount of $250,000 (“Officer Bridge Loan”). Interest on the Officer Bridge Loan shall accrue on the aggregate amount at an annual rate of 10% compounded weekly. The Officer Bridge Loan is due within six months of its issuance, except, at the option of the Officer, if the Company closes on a financing of at least $1.0 million, the Officer may request repayment of all or a portion of the principal and interest at the closing of such financing. The interest on the Officer Bridge Loan increased to 12% in September 2023 in connection with the Company closing on a $1.0 million financing.

As of December 31, 2025 and 2024, the Officer Bridge Loan has a carrying value of $0.3 million and $0.3 million, respectively, and is presented within Due to related party in the consolidated balance sheet. Interest expense for the Officer Bridge Loan amounted to approximately $30.0 thousand and $29.8 thousand, respectively, for the years ended December 31, 2025 and 2024.

Loan from Officer 2

In June 2023, the Company and another officer of the Company and member of its Board of Directors (“Officer 2”), entered into a Bridge Loan Agreement in the total amount of $25,000 (“Officer 2 Bridge Loan”). Interest on the Officer 2 Bridge Loan shall accrue on the aggregate amount at an annual rate of 10% compounded weekly. The Officer 2 Bridge Loan is due when the Company closes on a financing of at least $1.0 million. The interest on the Officer 2 Bridge Loan increased to 12% in September 2023 in connection with the Company closing on a $1.0 million financing.

As of December 31, 2025 and 2024, the Officer 2 Bridge Loan has a carrying value of $32.4 thousand and $29.4 thousand, respectively, and is presented within Due to related party in the consolidated balance sheets. Interest expense for the Officer 2 Bridge Loan amounted to approximately $3.0 thousand and $3.0 thousand, respectively, for the years ended December 31, 2025 and 2024.

Odyssey Marine Exploration, Inc.

Unit Purchase Agreement

On June 4, 2023, Odyssey Marine Exploration, Inc (“OMEX”), Odyssey Minerals Cayman Limited, a wholly owned subsidiary of OMEX (collectively, the “Purchasers”), and OML entered into a Unit Purchase Agreement (the “OML Purchase Agreement”) pursuant to which the Purchaser agreed to purchase, and OML agreed to issue and sell to the Purchaser, an aggregate of 733,497 membership interest units of OML (the “Purchased Units”) for a total purchase price of $15.0 million. After giving effect to the issuance and sale of all the Purchased Units, the Purchased Units represented approximately 15.0% of the issued and outstanding membership interest units of OML (based upon the number of membership interest units outstanding on June 1, 2023).

The OML Purchase Agreement is one component of a multi-part transaction between OMEX and OML, the related agreements include:

•	Unit Purchase Agreement (June 4, 2023): The Purchasers agreed to acquire 733,497 OML Units for a total purchase price of $15.0 million.

•

Contribution Agreement: Provides for issuance of additional OML Units to the Purchaser in consideration for OMEX’s contribution of property, assets, or services (at cost plus reasonable margin) with an aggregate value of up to $10.0 million, at a per-Unit price of $20.45. This is the primary mechanism through which OMEX provides deep-sea mineral exploration services to OML and is compensated in equity.

On October 18, 2024, OMEX and OML entered into a Termination Agreement pursuant to which the parties terminated the OML Purchase Agreement (the “Termination Agreement”). The Termination Agreement terminated the parties’ respective rights and obligations under the OML Purchase Agreement, but did not affect OMEX’s ownership of the OML Units already purchased or the obligation to pay the lease payments for the ROV asset as described in Note 11, Rover. The Termination Agreement did not affect the Contribution Agreement (as defined below).

Contribution Agreement

In connection with the transactions contemplated by the OML Purchase Agreement, OMEX , the Purchaser, and OML also entered into a Contribution Agreement pursuant to which additional membership interest units of OML may be issued to the Purchaser in consideration of the contribution to OML by OMEX from time to time of certain property or other assets and services with an aggregate value of up to $10.0 million (the “Contribution Agreement”).

NOTE 13—CONCENTRATION OF CREDIT RISK

For the years ended December 31, 2025 and 2024, we had one supplier which provides the crew members for our vessel.

As of December 31, 2024, the Company had five customers in accounts receivable, two customers of which had individual outstanding balances exceeding 10% of the total, which collectively comprise 71% of the outstanding balance. There were no customer concentrations as of December 31, 2025.

NOTE 14—SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the date of the balance sheet through May 7, 2026, the date at which the consolidated financial statements were issued, and no material events have occurred that would require disclosure, except as described below.

On March 20, 2026, American Ocean Minerals Corporation (“AOM”) entered into a unit purchase agreement (the “OML UPA”) with the Company, pursuant to which (i) AOM agreed to invest up to $20,000,000 in OML in exchange for membership interest units of OML (the “OML Membership Interest Units”) and (ii) OML agreed to grant AOM an option, subject to the terms and conditions of the OML UPA, to purchase such number of additional OML Membership Interest Units as would be necessary for AOM to hold, in the aggregate, at least 67% of the outstanding OML Membership Interests Units on a fully diluted basis. Pursuant to the terms of the OML UPA, AOM has advanced an aggregate of $7,500,000.

On March 20, 2026, AOM also entered into a memorandum of understanding with OML, pursuant to which AOM and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters. In addition, on March 20, 2026, AOM entered into an equity exchange commitment letter with certain existing members of OML (the “OML Members”), pursuant to which the OML Members agreed to execute an equity exchange agreement immediately following closing of AOM’s going public transaction, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Membership Interest Units for shares of common stock in the public company.

On March 20, 2026, AOM also entered into a revenue participation agreement (the “OML RPA”) with MML, and OML, as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, AOM has advanced $5,000,000 to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of AOM in accordance with the terms provided under the OML RPA.

On March 20, 2026, AOM entered into a sale and assignment agreement, effective as of December 31, 2025 (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva and OML, as loan parties, whereby AOM agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, Kiva, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15,500,000. Immediately upon purchase, which occurred March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9,818,195 representing all then outstanding principal and interest) into 1,963,639 common membership interests in OML, at a conversion price of $5.00 per unit.

Merger Agreement with AOM

On April 8, 2026, Odyssey Marine Exploration, Inc. (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”).

OML Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, OML, and certain of the OML Members, entered into the OML Equity Exchange Agreement pursuant to which the OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the OML Units, Odyssey will deliver to each of the OML Members a number of shares of Odyssey Common Stock equal to the number of OML Units held by the OML Member multiplied by a fraction, the numerator of which is the value per unit of OML Units and the denominator of which is the value per share of Odyssey Common Stock.

OCEAN MINERALS, LLC AND SUBSIDIARIES

Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OCEAN MINERALS, LLC AND SUBSIDIARIES

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2026	2025
ASSETS
Current Assets
Cash	$7,845,917	$1,050,699
Accounts receivable	402,139	27,114
Other receivable – related party, current	3,560,088	113,412
Deposits and other current assets	751,688	888,925

Total current assets	12,559,832	2,080,150
Property and equipment, net	7,527,679	7,861,729
Other receivable – related party, noncurrent	—	3,392,082
Right-of-use assets, net	3,522,140	3,868,823

Total assets	$23,609,651	$17,202,784

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$2,287,632	$866,027
Accrued expenses	414,471	580,113
Lease liabilities, current	3,947,957	273,392
Due to related party	—	358,481
Term debt – related party	—	9,818,195

Total current liabilities	6,650,060	11,896,208
Debt liability – sale of future revenue	5,935,586	—
Lease liabilities, noncurrent	62,979	3,558,204

Total liabilities	12,648,625	15,454,412
Commitments and contingencies (Note 7)
Member Capital – Contingently redeemable	5,000,000	5,000,000

MEMBERS’ EQUITY (DEFICIT)

Members’ equity	47,237,635	29,423,275
Accumulated deficit	(41,276,609)	(32,674,903)

Total members’ equity (deficit)	5,961,026	(3,251,628)

Total liabilities, member capital – contingently redeemable and members’ equity (deficit)	$23,609,651	$17,202,784

The accompanying notes are an integral part of these condensed consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended June 30,
	2026	2025
Revenues
Total revenues	$504,696	$685,299

Operating expenses
General and administrative	$5,959,021	$1,751,361
Payroll and benefits	1,330,919	1,215,610
Repairs and maintenance	128,490	20,538
Depreciation and amortization	778,784	860,467

Total operating expenses	8,197,214	3,847,976

Operating loss	(7,692,518)	(3,162,677)

Other income (expense)
Interest expense	(964,738)	(463,381)
Foreign exchange gain (loss)	55,550	96,455

Total other income (expense), net	(909,188)	(366,926)

Loss before income taxes	(8,601,706)	(3,529,603)
Income tax expense	—	—

Net Loss	$(8,601,706)	$(3,529,603)

The accompanying notes are an integral part of these condensed consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

(Unaudited)

	Six Months Ended June 30, 2026
	Members’ Equity	Accumulated Deficit	Total Members’ Equity (Deficit)
Balance at December 31, 2025	$29,423,275	$(32,674,903)	$(3,251,628)
Units issued for services provided	36,165	—	36,165
Units issued upon conversion of debt	9,818,195	—	9,818,195
AOM cash contribution	7,500,000	—	7,500,000
Unit issuances for warrant exercises	460,000	—	460,000
Net loss	—	(8,601,706)	(8,601,706)

Balance at June 30, 2026	$47,237,635	$(41,276,609)	$5,961,026

	Six Months Ended June 30, 2025
	Members’ Equity	Accumulated Deficit	Total Members’ Equity (Deficit)
Balance at December 31, 2024	$26,994,429	$(27,454,276)	$(459,847)
Units issued for services provided	492,454	—	492,454
Units issuances	1,250,000		1,250,000
Net loss	—	(3,529,603)	(3,529,603)

Balance at June 30, 2025	$28,736,883	$(30,983,879)	$(2,246,996)

The accompanying notes are an integral part of these condensed consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,601,706)	$(3,529,603)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	522,937	724,980
Units issued for services provided	36,165	492,454
Interest paid-in-kind (“PIK”)	26,638	538,612
Interest expense - Revenue Participation Agreement (Note 12)	935,586	—
Right-of-use assets amortization	255,847	135,487
Changes in operating assets and liabilities:
Accounts receivable	(375,025)	692,233
Other receivable – related party	(54,594)	(23,955)
Deposits and other current assets	137,237	229,944
Accounts payable	1,407,222	(88,557)
Accrued expenses	233,495	(923,135)
Lease liabilities	270,176	157,219

NET CASH USED IN OPERATING ACTIVITIES	(5,206,022)	(1,594,321)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(117,112)	(73,533)

NET CASH USED IN INVESTING ACTIVITIES	(117,112)	(73,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans from officers	(381,648)	—
Debt - sale of future revenue	5,000,000	—
Proceeds from issuance of units	7,500,000	1,250,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	12,118,352	1,250,000

NET INCREASE (DECREASE) IN CASH	6,795,218	(417,854)
CASH AT BEGINNING OF PERIOD	1,050,699	1,346,374

CASH AT END OF PERIOD	$7,845,917	$928,520

	For the Six Months Ended June 30,
	2026	2025
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid in cash	$106,036	$—

Purchase of property and equipment in accounts payable	$14,383	$62,460

Lease liability obtained in exchange for right-of-use assets	$90,836	$94,080

Units issued for services provided	$36,165	$492,454

The accompanying notes are an integral part of these condensed consolidated financial statements.

OCEAN MINERALS, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND BASIS OF PRESENTATION

Organization

Ocean Minerals, LLC and subsidiaries (the “Company,” “OML,” “us,” “we” or “our”) is a resource development company, focused on mining the seafloor for polymetallic nodules, with an intent to provide the world with critical minerals that are needed to allow the move away from high-carbon fuels. Our corporate headquarters are located in Houston, Texas.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of OML as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying Condensed Consolidated Balance Sheet as of December 31, 2025 has been derived from audited financial statements as of that date but does not include all disclosures required by U.S. GAAP. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 2025.

In the opinion of management, adjustments considered necessary for the fair statement of these interim condensed financial statements have been made. Except as otherwise disclosed, all such adjustments consist only of those of a normal recurring nature. Operating results for the six months ended June 30, 2026 and 2025, are not necessarily indicative of results that may be expected for the year ending December 31, 2026.

Merger Agreement with AOM

On April 8, 2026, Odyssey Marine Exploration, Inc. (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM,” and together with Odyssey and Merger Sub, the “Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the “Merger”). The proposed merger is expected to be completed in the third quarter of 2026, subject to Odyssey stockholders’ approval.

On April 8, 2026, in connection with the Merger Agreement, Odyssey, OML, and certain of the members of OML (the “OML Members”) entered into an equity exchange agreement (the “OML Equity Exchange Agreement”), which provides that, on or prior to May 6, 2026, OML Members may elect to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. As of May 6, 2026, OML Members have agreed to exchange an aggregate 4,865,900 OML Units for 90,461,505 shares of Odyssey Common Stock (without giving effect to any reverse stock split or other adjustment), representing approximately 60.0% of the total OML Units outstanding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding our financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity and have prepared them in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Moana Minerals Limited (“MML”), Moana Minerals Inc. USA (“MMI”), Kiva Marine Limited (“Kiva”), OML Rare Earth LLC (“Rare Earth”), and Odyssey Retriever Inc (“ORI” or “Retriever”). All significant inter-company and intra-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash

Cash include cash on hand and cash in banks and consists of deposits in several U.S. banks and one foreign bank. We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains certain of its cash balances in U.S. banks, which at times, may exceed federally insured limits. The Company has not incurred and does not expect to incur any losses with respect to these balances. We limit investment of cash equivalents and investments to financial institutions with high credit ratings. Management believes it is not exposed to any significant credit risk regarding these accounts as it performs periodic reviews of the creditworthiness of the financial institutions the Company uses.

Cash balances were as follows:

	June 30, 2026	December 31, 2025
Cash in U.S. dollars in U.S. banks	$7,642,875	$900,869
Cash in foreign banks and foreign currency	203,042	149,830

Total cash and cash equivalents	$7,845,917	$1,050,699

Property and equipment

Property and equipment is stated at historical cost. Depreciation is calculated using the straight-line method at rates based on the assets’ estimated useful lives. Items that may require major overhauls (such as marine equipment) that enhance or extend the useful life of these assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever was shorter. All other repairs and maintenance are expensed when incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairment indicators related to long-lived assets for the six months ended June 30, 2026 and 2025.

Foreign Currency Transactions

The financial statements and transactions of the Company’s foreign operations are maintained in their functional currency, which is the U.S. dollar.

The Company conducts transactions denominated in currencies other than the U.S. dollar. Transactions denominated in foreign currencies are remeasured into the U.S. dollar using the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Nonmonetary assets and liabilities denominated in foreign currencies are remeasured using historical exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in earnings and included within foreign exchange gain (loss) in the consolidated statements of operations.

Share-based Compensation

The Company accounts for its share-based compensation expense related to equity awards granted to employees, independent directors and service providers based on estimated fair values on the date of grant. See Note 8 for further discussion related to the Company’s share-based compensation plans.

Recent Accounting Pronouncements

In December 2023, the FASB issued new guidance on income tax disclosures (ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”). The new guidance enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign. The ASU is effective for private business entities for fiscal years beginning on or after December 15, 2025 with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40), which requires more detailed disclosures about specified categories of expenses (including purchases of inventory, employee compensation, intangible asset amortization, and depreciation) included in certain expense captions presented on the face of the income statement (such as cost of sales and SG&A expenses). The guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this guidance on its disclosures to the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, to modernize the accounting for and disclosure of internal-use software costs. The guidance removes all references to project stages, defines the threshold for capitalizing costs, and clarifies the disclosure requirements for capitalized software costs. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, and can be applied retrospectively, prospectively, or on a modified transition approach. Early adoption is permitted. The Company does not expect adoption of this guidance to have a material impact on the Company’s consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)—Derivatives Scope Refinements and Scope Clarifications for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU is intended to address concerns about the application of derivative accounting to contracts with features linked to the operations or activities of one of the parties to the contract and to reduce diversity in the accounting for share-based payments in revenue contracts. This guidance specifically scopes out litigation funding from the definition of a derivative. ASU 2025-07 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The amendments may be applied prospectively or on the modified retrospective method. The Company is continuing to evaluate the potential impact of this update on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments - Credit Losses (Topic 326). The amendments in this update expand the use of the gross-up approach to certain acquired loans beyond purchased financial assets with credit deterioration. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods within those fiscal years, with early adoption permitted. The amendments in this update must be adopted prospectively to loans that are acquired on or after the initial application date. The Company does not expect adoption to have a material effect on its consolidated financial statements.

NOTE 3 – DEPOSITS AND OTHER CURRENT ASSETS

Deposits and other current assets consists of the following:

	June 30, 2026	December 31, 2025
Prepaid insurance	$194,517	$194,402
Prepaid fuel	303,900	182,525
Contract assets	—	389,962
Deposits	200,196	84,542
Other prepaid	53,075	37,494

Total other current assets	$751,688	$888,925

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Asset	Estimated Useful Life (in years)	June 30, 2026	December 31, 2025
Exploration equipment	10	$10,757,095	$10,903,167
Computer and Office Equipment	5	92,976	40,340
Furniture and Fixtures	5	49,248	17,918
Leasehold Improvements	5	128,159	128,229
Vehicles	5	36,957	37,168

Property and equipment		$11,064,435	$11,126,822
Less: Accumulated depreciation		(3,536,756)	(3,265,093)

Property and equipment, net		$7,527,679	$7,861,729

Depreciation expense amounted to $0.5 million and $0.7 million for the six months ended June 30, 2026 and 2025, respectively, and is included within Depreciation and amortization in the condensed consolidated statements of operations.

NOTE 5 – ACCRUED EXPENSES

Accrued expenses consists of the following:

	June 30, 2026	December 31, 2025
Accrued payroll and benefits	$—	$1,225
Accrued insurance	2,876	126,208
Accrued value added tax (“VAT”)	360,548	328,140
Other	51,047	124,540

Total accrued expenses	$414,471	$580,113

NOTE 6 – DEBT – RELATED PARTY

The Company’s debt consisted of a term loan with a strategic partner and equity owner (the “Lender”), as well as other bridge loans with members of Executive Management and members of the Company’s Board of Directors; therefore, all are considered related party debt.

Term Loan

2022 Loan Agreement

On August 1, 2022, one of the Company’s subsidiaries (the “Borrower”) entered into an initial loan agreement (the “2022 Loan Agreement”) with the Lender (and together with the Borrower, the “Parties”), under which the Lender committed up to $4.5 million in two advances (the “Term Loan”). The proceeds were used primarily to acquire and refit the vessel used by the Borrower. The 2022 Loan Agreement bears interest at 10% per annum with daily compounding, includes a 2% commitment fee (“Commitment Fee”), and originally matured no later than December 31, 2023. All payments were originally due at maturity. The loan was secured by a first-priority mortgage over the vessel and is guaranteed by the Company. The 2022 Loan Agreement also provided the Lender with a right, at its option, to convert all or a portion of the outstanding loan balance into equity units of the Company (“OML Units”).

2024 Amended and Restated Loan Agreement

On February 6, 2024, the Parties entered into an Amended and Restated Loan Agreement (the “2024 A&R Loan Agreement”), which rolled the then-outstanding balance (including accrued interest and fees) into a defined “Existing Loan” and provided an additional $3.0 million of delayed-draw capacity (the “Available Amount”). The 2024 A&R Loan Agreement maintained the 10% interest rate and general security structure but included an additional 2% availability fee (“Availability Fee”) and extended the final maturity to the earlier of an updated equity financing threshold, an event of default, or December 31, 2024, and refined the mechanics and pricing of the Lender’s conversion right.

Conversion Rights

The Lender’s right to convert all or any portion of the Loan into equity units of OML is retained and formalized in the 2024 A&R Loan Agreement. Converted amounts are deemed “Contributed Property” under the Contribution Agreement and satisfy the Lender’s contribution obligations thereunder.

The conversion feature does not meet the definition of a derivative as it cannot be net settled, thus is not bifurcated and separately accounted for as a derivative. Instead, it is treated as an equity-classified feature embedded in a debt host.

Share-Settled Redemption Feature

The conversion rights also contain an in-substance share-settled redemption feature through offering conversion units at the lowest price in conjunction with the Company’s equity financing. The share-settled redemption feature is clearly and closely related to the debt host and does not require bifurcation.

Debt Modification

The 2024 A&R Loan Agreement was accounted for as a modification of the existing debt, not an extinguishment. No gain or loss on extinguishment is recognized for the Existing Loan portion, and any unamortized issuance costs and discounts associated with the Existing Loan continue to be amortized using the revised effective interest rate over the remaining term. The 2024 A&R Loan Agreement was entered into after the stated maturity date of the Original Loan Agreement. As such, all issuance costs and lender fees associated with the Existing Loan were fully amortized by the time the 2024 A&R Loan was entered.

2025 First Amendment to the Amended and Restated Loan Agreement

On February 6, 2025, the Parties executed a First Amendment to the Amended and Restated Loan Agreement (the “2025 First Amendment”). The 2025 First Amendment updated the period encompassed by the equity financing threshold and further extended the maturity to the earlier of the equity financing threshold, an event of default, or June 30, 2025. Except for these changes to maturity, the 2025 First Amendment ratified and affirmed the remaining terms of the 2024 A&R Loan Agreement.

Debt Modification

The 2025 First Amendment is accounted for as a modification of existing debt, not as an extinguishment. No gain or loss on extinguishment is recognized. As the amendment was executed after the stated maturity date of the 2024 A&R Loan Agreement, all discounts were fully amortized at the time of execution.

2025 Second Amendment to the Amended and Restated Loan Agreement

Effective on July 16, 2025, the Parties executed a Second Amendment to the Amended and Restated Loan Agreement (the “2025 Second Amendment”). The 2025 Second Amendment further extended the final maturity to the earlier of the equity financing threshold, an event of default, or December 31, 2025, and revised the conversion terms such that, at any time while the debt is outstanding, the Lender may convert the Term Loan into OML Units at $5.00 per unit. Except for these changes to maturity and conversion pricing, the 2025 Second Amendment ratified and affirmed the remaining terms of the 2024 A&R Loan Agreement.

Debt Modification

The 2025 Second Amendment is accounted for as a modification of the existing debt, not as an extinguishment. No gain or loss on extinguishment is recognized. Any unamortized issuance costs and discounts at the effective date of the amendment are amortized over the revised remaining term using the updated effective interest rate, although the Company recognizes that as the amendment was executed after the stated maturity date of the 2025 First Amendment, all discounts were fully amortized at the time of execution. There were no commitment fees paid in connection with the 2025 Second Amendment.

2026 Settlement of Term Debt

As of December 31, 2025, the Term Loan had a carrying value of $9.8 million. On March 20, 2026, American Ocean Minerals Corporation (“AOM”) entered into a sale and assignment agreement (the “Debt Assignment Agreement”), with Transocean Minerals Holdings Limited (“TMH”), as vendor, and Kiva and OML, as loan parties, whereby AOM agreed to purchase all of TMH’s right, title and interest in and to that certain amended and restated convertible loan agreement dated February 6, 2024 between TMH, as lender, Kiva, as borrower, and OML, as guarantor (as amended, the “OML Credit Agreement”), and corresponding loan and security documents, for the aggregate purchase price of $15.5 million. The Debt Assignment Agreement outlines a standstill period in which interest was not accrued between December 31, 2025 and March 20, 2026, resulting in a concession from the lender and representing a troubled debt restructuring. Immediately upon purchase, which occurred March 23, 2026, AOM exercised lender conversion rights under the OML Credit Agreement converting the then outstanding obligations (equivalent to $9.8 million representing all then outstanding principal and interest) into 1,963,639 common membership interests in OML, at a conversion price of $5.00 per unit.

As a result, there is no outstanding amount as of June 30, 2026.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. We are not a party to any litigation as a defendant where a loss contingency is required to be reflected in our condensed consolidated financial statements.

Lease commitment

The Company has leases for marine exploration equipment, office space, warehouses and residential properties used by executives. Refer to Note 10, Leases, for full disclosures of the Company’s ROU assets and lease liabilities and Note 11, Rover, for full disclosure of the Company’s commitments on the Rover.

Member capital – contingently redeemable

The Unit Purchase Agreement contains a provision that creates a contingency requiring a claw back of the OML member units that were issued in connection with the purchase of Odyssey Retriever, Inc. (“ORI”) (and related rights under the marine exploration equipment lease agreement) (see Note 11). In the event that the lease finance company terminates the lease agreement due to (i) Odyssey’s failure to make the monthly lease payments; and (ii) does not transfer title to the marine exploration equipment to the Company, then all of the OML member units attributable to the purchase of ORI shall be automatically redeemed by OML upon written notice with no payment required therefore by OML.

NOTE 8 – MEMBERS’ EQUITY/(DEFICIT)

Agreements in connection with AOM Merger Agreement

On March 20, 2026, AOM entered into a unit purchase agreement (the “OML UPA”) with the Company, pursuant to which (i) AOM agreed to invest up to $20.0 million in OML in exchange for membership interest units of OML (the “OML Membership Interest Units”) and (ii) OML agreed to grant AOM an option, subject to the terms and conditions of the OML UPA, to purchase such number of additional OML Membership Interest Units as would be necessary for AOM to hold, in the aggregate, at least 67% of the outstanding OML Membership Interests Units on a fully diluted basis. Pursuant to the terms of the OML UPA, AOM has advanced an aggregate of $7.5 million as of June 30, 2026.

On March 20, 2026, AOM also entered into a memorandum of understanding with OML, pursuant to which AOM and OML agreed to collaborate across key areas including data sharing, joint technical development, processing technologies, collective vendor and resource negotiation, logistics coordination, and engagement on regulatory, environmental, and commercial matters. In addition, on March 20, 2026, AOM entered into an equity exchange commitment letter with certain existing members of OML (the “OML Members”), pursuant to which the OML Members agreed to execute an equity exchange agreement immediately following closing of AOM’s going public transaction, pursuant to which such electing OML Members will have an opportunity to exchange a portion of their OML Membership Interest Units for shares of common stock in the public company.

OML Equity Exchange Agreement

On April 8, 2026, in connection with the Merger Agreement, Odyssey, OML, and certain of the OML Members, entered into the OML Equity Exchange Agreement pursuant to which the OML Members agreed to exchange their OML Units for shares of Odyssey Common Stock as soon as practicable after the effective date of the Merger. In exchange for the OML Units, Odyssey will deliver to each of the OML Members a number of shares of Odyssey Common Stock equal to the number of OML Units held by the OML Member multiplied by a fraction, the numerator of which is the value per unit of OML Units and the denominator of which is the value per share of Odyssey Common Stock.

Unit Option Plan

The Company has approved plans, providing share-based compensation to employees, directors and consultants. There was no share-based compensation expense related to Unit Options for the six months ended June 30, 2026 or 2025. The options vest immediately upon grant, therefore there is no unrecognized compensation expense as of June 30, 2026 or December 31, 2025.

A summary of the option activity during the six months ended June 30, 2026 is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at December 31, 2025	523,614	$5.58	7.26
Granted	—	$—
Exercised	—	$—
Cancelled/Expired	—	$—

Outstanding at June 30, 2026	523,614	$5.58	6.76

Options exercisable at June 30, 2026	523,614	$5.58	6.76

Unit Purchase Warrant

The following table sets forth a summary of changes in shares underlying warrants outstanding for six months ended June 30, 2026:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2025	102,000	$5.00
Issued	—	$—
Exercised	(92,000)	$5.00
Cancelled/Expired	(10,000)	$5.00

Outstanding at June 30, 2026	—	$—

NOTE 9 – INCOME TAXES

For the six months ended June 30, 2026 and 2025, the Company did not record any income tax expense. The Company’s effective tax rate for both periods was 0% and differs from the statutory rate of 21% primarily due to the non-recognition of deferred tax assets. The Company continues to generate significant net operating losses in the U.S. and Cook Islands and has concluded that it is not “more likely than not” that the deferred tax assets will be realized. Consequently, a full valuation allowance has been maintained against all net deferred tax assets.

There have been no material changes to the Company’s unrecognized tax benefits since December 31, 2025.

NOTE 10 – LEASES

The Company and its subsidiaries are party to various marine exploration equipment and office leases with terms expiring at different dates through February 2032. The amortizable life of the right-of-use asset is limited by the expected lease term. Although certain leases include options to extend the Company did not include these in the right-of-use asset or lease liability calculations because it is not reasonably certain that the options will be executed.

Operating Leases	As of
	June 30, 2026	December 31, 2025
Assets
Right-of-use asset	$272,140	$368,823

Liabilities
Current
Lease liability	$165,993	$159,981

Noncurrent
Lease liability	$62,979	$166,121

Total lease liability	$228,972	$326,102

Financing Leases	As of
	June 30, 2026	December 31, 2025
Assets
Right-of-use asset	$3,250,000	$3,500,000

Liabilities
Current
Lease liability	$3,560,088	$113,411

Noncurrent
Lease liability	$—	$3,392,083

Total lease liability	$3,560,088	$3,505,494

The table below shows the lease expenses recorded in the consolidated statements of operations incurred during the six months ended June 30, 2026 and 2025.

		Six Months Ended June 30,
Operating Lease Costs	Classification	2026	2025
Lease expense	General and administrative expenses	$109,328	$134,567

		$109,328	$134,567

Lease Payments

For the six months ended June 30, 2026 and 2025, the Company made cash payments related to its operating leases of approximately $106,000 and $71,000, respectively.

Future minimum lease payments for leases in effect at June 30, 2026 were as follows:

Year	Operating leases	Financing Lease
Remainder of 2026	$109,407	$210,000
2027	151,758	3,755,000
2028	62,858	—

Total	$324,023	$3,965,000
Less: Imputed interest	$(95,051)	$(404,912)

Present value of lease liabilities	$228,972	$3,560,088

As of June 30, 2026 and December 31, 2025, the Company’s weighted average remaining lease terms on its operating leases was 1.84 years and 2.24 years, respectively, and the Company’s weighted-average discount rate related to its operating leases was 6.91% and 7.86%, respectively.

Short Term Lease

During 2026, the Company entered into a lease agreement with a related party for the rental of certain Autonomous Benthic Mini Landers (“ABMLs”) for a period of five months from June through October of 2026. The agreement contained certain service components in addition to the ABMLs. The Company elected the short-term lease exemption under ASC 842, therefore did not recognize any ROU asset or lease liability. The lease component is recognized as lease expense over the five-month deployment period. All other service-related elements in the agreement are expensed as incurred.

The Company recognized $36,046 as short-term lease expense, including $29,873 of service components and $6,173 of lease expense, both of which are included within general and administrative in the accompanying condensed consolidated statement of operations.

NOTE 11 – MARINE EXPLORATION EQUIPMENT LEASE (“Rover”)

On July 3, 2023, OML issued 293,399 units at $20.45 per unit in exchange for consideration, which consisted of (i) cash of $1.0 million, and (ii) the transfer of 100% of the equity interests in ORI to OML for $5.0 million. An existing lease for marine exploration equipment entered into on April 4, 2023, between ORI, as lessee, and a third-party finance company, as lessor, (the “Equipment Lease Agreement”) was transferred to OML and OMEX (defined in Note 12, Related Party Transactions) agreed to timely make all rent payments on behalf of ORI, and on or before the expiration of the lease term, pay the Option Exercise Price to OAH in accordance with the Equipment Lease Agreement. The lease term is four years from the commencement date.

The consideration paid amounted to $6.0 million, of which $1.0 million was cash consideration and the remaining $5.0 million was allocated to ORI.

Management concluded that the Equipment Lease Agreement contains a lease within the scope of ASC 842, and further concluded it would be classified as a finance lease. OML’s acquisition of ORI qualifies as an asset acquisition, and because the asset acquisition includes the Equipment Lease Agreement, OML is not required to reassess the lease classification previously determined by the predecessor lessee. No modifications to the lease have occurred that would require reassessment.

OML recognized the lease liability as of the date it acquired ORI, which amounted to $3.3 million. OML recognized a note receivable from OMEX for the present value of future payments OMEX is obligated to make, increasing the carrying amount of the note receivable to reflect interest on the lease liability, and reducing the carrying amount of the note receivable to reflect the lease payments made by OMEX.

Amortization expense amounted to $0.2 million for each of the six months ended June 30, 2026 and 2025, respectively, and is included within Depreciation and amortization in the consolidated statements of operations.

NOTE 12 – RELATED PARTY TRANSACTIONS

Revenue Participation Agreement

On March 20, 2026, AOM entered into a revenue participation agreement (the “OML RPA”) with MML, and OML, as guarantor, pursuant to which AOM was granted a perpetual revenue participation interest equal to 1% of “gross proceeds”, defined and calculated in accordance with the OML RPA, derived from the sale or other disposition of minerals recovered (or expropriated) from seabed areas within the Cook Islands exclusive economic zone covered by an exploration license issued to MML under the Seabed Minerals Act 2019 (Cook Islands). The revenue participation is subject to an annual tonnage cap of 10 million dry metric tons of products extracted from the property in any calendar year. Pursuant to the OML RPA, AOM has advanced $5,000,000 to MML. Revenue participation payments are payable quarterly in U.S. dollars, with any late payments bearing interest at a rate of 8% per annum. The obligations of MML under the OML RPA are guaranteed by OML in favor of AOM in accordance with the terms provided under the OML RPA.

As of June 30, 2026, the RPA amounted to $5,935,586, inclusive of interest amounting to $935,586, and included in the condensed consolidated balance sheet within the Debt liability – sale of future revenue amount.

Term Debt with Lender

OML had previously entered into certain transactions with the Lender. In addition to its equity investment, the Lender has provided term debt financing to a subsidiary of the Company. Refer to Note 6, Debt, for additional disclosures related to the Term Loan and its repayment in March 2026.

In addition, OML’s corporate office is a leased office space in a property owned by the Lender. Rent payments made to the Lender for the six months ended June 30, 2026 and 2025, amounted to approximately $20,500 and $20,200, respectively.

Loan from Officer

In June 2023, the Company and a Company officer and member of its Board of Directors (“Officer”), entered into a Bridge Loan Agreement in the total amount of $250,000 (“Officer Bridge Loan”). Interest on the Officer Bridge Loan accrued on the aggregate amount at an annual rate of 10% compounded weekly. The Officer Bridge Loan was due within six months of its issuance, except, at the option of the Officer, if the Company closes on a financing of at least $1.0 million, the Officer may request repayment of all or a portion of the principal and interest at the closing of such financing. The interest on the Officer Bridge Loan increased to 12% in September 2023 in connection with the Company closing on a $1.0 million financing.

As of December 31, 2025, the Officer Bridge Loan had a carrying value of $0.3 million and was presented within Due to related party in the consolidated balance sheet. In March 2026, the Company repaid the Officer Bridge Loan in cash amounting to approximately $0.3 million of principal and approximately $0.1 million of accrued interest, which has been paid in kind. Interest expense for the Officer Bridge Loan amounted to approximately $22,786 and approximately $6,200, for the six months ended June 30, 2026 and 2025, respectively, which has been paid-in-kind.

Loan from Officer 2

In June 2023, the Company and another officer of the Company and member of its Board of Directors (“Officer 2”), entered into a Bridge Loan Agreement in the total amount of $25,000 (“Officer 2 Bridge Loan”). Interest on the Officer 2 Bridge Loan shall accrue on the aggregate amount at an annual rate of 10% compounded weekly. The Officer 2 Bridge Loan is due when the Company closes on a financing of at least $1.0 million. The interest on the Officer 2 Bridge Loan increased to 12% in September 2023 in connection with the Company closing on a $1.0 million financing.

As of December 31, 2025, the Officer 2 Bridge Loan had a carrying value of $32.4 thousand and was presented within Due to related party in the consolidated balance sheets. In March 2026, the Company repaid the Officer 2 Bridge Loan in cash amounting to approximately $25,000 of principal and approximately $9,600 of accrued interest, which has been paid in kind. Interest expense for the Officer Bridge Loan amounted to approximately $2,200 and approximately $600, for the six months ended June 30, 2026 and 2025, respectively, which has been paid-in-kind.

Short Term Lease

The Company entered into a lease agreement with a related party for rental of certain ABMLs for the period of five months. Refer to Note 10, Leases, for further information.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the date of the balance sheet through September 14, 2026, the date at which the condensed consolidated financial statements were issued, and no material events have occurred that would require disclosure.

SCHEDULE A

SCHEDULE OF MATERIAL PERMITS, LICENSES, AND APPLICATIONS OF MATERIAL PROJECTS

Project	Holder	Jurisdiction/ Regulator	License/ Application/Permit	Grant	Expiry	Renewal	Other Terms
				February 23, 2022	February 23, 2027	Application for renewal may be made at least 90 days before expiry pursuant to Section 63 of the Seabed Minerals (Exploration) Regulations (2020).

•

Approved Work Plan and Expenditure Commitments: (Sections 5.2–5.4, EL1). CIC must commence exploration in accordance with the approved work plan, continuously and actively conduct exploration in accordance with the approved work plan, its application and good industry practice, and satisfy annual expenditure commitments unless otherwise approved by the SBMA.

CIC Project	CIC Limited	Cook Islands /SBMA	Exploration License 1 (EL1)

•

Notice and Vessel Requirements (Sections 5.5 and 5.7, EL1): CIC must notify the SBMA at least 20 days before any licensed activities commence and at least 20 days before each cruise involving a vessel used to carry out licensed activities.

•

Financial Assurance and Insurance (Sections 5.6 and 6 (c), EL1): The SBMA may require a security deposit or financial guarantee at any time during the term of EL1, and CIC must maintain appropriate and sufficient insurance for each expedition. CIC must notify the SBMA as soon as reasonably practicable of any material change in its financial capacity as submitted in its application.

Project	Holder	Jurisdiction/ Regulator	License/ Application/Permit	Grant	Expiry	Renewal	Other Terms

•

Environmental Approval (Section 5.10, EL1). EL1 and all licensed activities are subject to CIC obtaining and complying with any environmental approval required under the Environment Act 2003 (Cook Islands), including any condition attached it any environmental approval.

•

Change of Control / Financing / Affiliate Approvals (Section 6, EL1): CIC must notify, seek and obtain SBMA approval, where practicable, before changes to its directors, management or control, direct or indirect financing arrangements set out in its application, any associate or affiliate carrying on licensed activities, or the directors, management or control of such associate or affiliate.

•

Relinquishment Conditions (Section 7, EL1): EL1 requires CIC to relinquish blocks in the licensed area in accordance with Section 78 of the Seabed Mineral Act 2019 (Cook Islands) and the terms of the schedule of relinquishment annexed to EL1. Pursuant to the relinquishment schedule of EL1, CIC must relinquish 20% of the total CIC Project area after three years of exploration activities and up to an additional 40% of the total CIC

Project	Holder	Jurisdiction/ Regulator	License/ Application/ Permit	Grant	Expiry	Renewal	Other Terms

Project area by the end of the five-year license period [Annex 7 CIC Limited Relinquishment Proposal].

•

Compliance and Enforcement (Section 8, EL1): Breach of EL1, the Seabed Mineral Act 2019 (Cook Islands) or its applicable regulations may result in enforcement action, including directions, variation, suspension or cancellation of EL1, penalties or criminal proceedings.

MML Project	Moana Minerals Limited	Cook Islands / SBMA	Exploration License 3 (EL3)	February 23, 2022	February 23, 2027	Application for renewal may be made at least 90 days before expiry pursuant to Section 63 of the Seabed Minerals (Exploration) Regulations (2020).

•

Approved Work Plan and Expenditure Commitments: (Sections 5.2–5.4, EL3). MML must commence exploration in accordance with the approved work plan, continuously and actively conduct exploration in accordance with the approved work plan, its application and good industry practice, and satisfy annual expenditure commitments unless otherwise approved by the SBMA.

•

Notice and Vessel Requirements (Sections 5.5 and 5.7, EL3): MML must notify the SBMA at least 20 days before any licensed activities commence and at least 20 days before each cruise involving a vessel used to carry out licensed activities.

•

Financial Assurance and Insurance (Sections 5.6 and 6 (c), EL3): The SBMA may require a security deposit or financial guarantee at any time during the term of EL3, and MML must maintain appropriate and sufficient insurance for each expedition. MML must notify the SBMA as soon as reasonably practicable of any material change in its financial capacity as submitted in its application.

Project	Holder	Jurisdiction/ Regulator	License/ Application/ Permit	Grant	Expiry	Renewal	Other Terms

•

Environmental Approval (Section 5.10, EL3). EL3 and all licensed activities are subject to MML obtaining and complying with any environmental approval required under the Environment Act 2003 (Cook Islands), including any condition attached it any environmental approval.

•

Change of Control / Financing / Affiliate Approvals (Section 6, EL3): MML must notify, seek and obtain SBMA approval, where practicable, before changes to its directors, management or control, direct or indirect financing arrangements set out in its application, any associate or affiliate carrying on licensed activities, or the directors, management or control of such associate or affiliate.

•

Relinquishment Conditions (Section 7 (EL3)): EL3 requires MML to relinquish blocks in the licensed area in accordance with Section 78 of the Seabed Mineral Act 2019 (Cook Islands) and the terms of the schedule of relinquishment attached to EL3. The respective relinquishment schedule of EL3 does not have areas allocated for relinquishment, however, EL3 notes that this may change as MML’s exploration and environmental programs advance and more information to inform the process is available [Annex 7 Terms and Schedule of Relinquishment].

•

Compliance and Enforcement (Section 8, EL3): Breach of EL3, the Seabed Mineral Act 2019 (Cook Islands) or its applicable regulations may result in enforcement action, including directions, variation, suspension or cancellation of EL3, penalties or criminal proceedings.

Project	Holder	Jurisdiction/ Regulator	License/ Application/ Permit	Grant	Expiry	Renewal	Other Terms
AOM Area-1 Project	AOM Area-1 LLC	United States / NOAA	Application for Exploration License	N/A	N/A	N/A

AOM Area-2 Project	AOM Area-2 LLC	United States / NOAA	Application for Exploration License	N/A	N/A	N/A

Annex A-1

AGREEMENT AND PLAN OF MERGER

by and among

ODYSSEY MARINE EXPLORATION, INC.,

OCEANUS MERGER SUB, INC.,

and

AMERICAN OCEAN MINERALS CORPORATION

April 8, 2026

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TABLE OF CONTENTS (CONT’D)

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TABLE OF CONTENTS (CONT’D)

EXHIBITS

Exhibit A	– Definitions
Exhibit B	– Form of Amended and Restated Articles of Incorporation of Odyssey
Exhibit C	– Form of Appraisal Rights Waiver
Exhibit D	– Form of Odyssey Support Agreement
Exhibit E	– Form of AOM Support Agreement
Exhibit F	– Form of Share Lockup Agreement

SCHEDULES

Schedule A	– Non-Core Asset Transactions
Schedule B	– Preliminary Merger Consideration Calculation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 8, 2026 (this “Agreement”), is entered into by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Odyssey (“Merger Sub” and, together with Odyssey, the “Odyssey Parties”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM”). Odyssey, Merger Sub and AOM are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.” Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WITNESSETH

WHEREAS, (a) as of the date hereof, the AOM Stockholders own all of the issued and outstanding capital stock of AOM, and (b) immediately prior to the Effective Time, the Bridge Investors and the PIPE Investors shall, pursuant to the Subscription Agreements, become AOM Stockholders and, together with the other AOM Stockholders, shall own all of the issued and outstanding capital stock of AOM as of the Effective Time;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties intend to enter into a business combination transaction pursuant to which, in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall merge with and into AOM, with AOM surviving such merger (the “Merger”), whereby each issued and outstanding share of AOM Common Stock will be exchanged for Odyssey Common Stock as further described herein;

WHEREAS, as a result of the Merger, Merger Sub will cease to exist and AOM will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned Subsidiary of Odyssey;

WHEREAS, the board of directors of Odyssey (the “Odyssey Board”) has established a special transaction committee consisting solely of independent and disinterested directors (the “Odyssey Special Transaction Committee”) and delegated to the Odyssey Special Transaction Committee the exclusive power and authority to, among other things, review, consider, evaluate, negotiate, reject or determine to not proceed with, recommend or not recommend potential business combination transactions involving Odyssey, on the one hand, and AOM, CIC (as defined below) and OML (as defined below), on the other hand;

WHEREAS, the Odyssey Special Transaction Committee has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, the issuance of shares of Odyssey Common Stock in connection with the Merger (the “Odyssey Share Issuance”), the issuance of Odyssey Assumed Warrants (as defined below) in connection with the Merger (including the issuance of shares of Odyssey Common Stock issuable upon exercise of the Odyssey Assumed Warrants) (the “Odyssey Assumed Warrants Issuance”), and the amendment to Odyssey’s Articles of Incorporation in the form of the A&R Odyssey Articles (the “Odyssey Articles Amendment”), are fair to and in the best interests of Odyssey and the Odyssey Shareholders, and has recommended that the Odyssey Board approve, adopt, and declare advisable this Agreement and the transactions contemplated hereby, and recommend that the Odyssey Shareholders approve the Transaction Proposals (as defined below);

WHEREAS, acting upon the unanimous recommendation of the Odyssey Special Transaction Committee, the Odyssey Board has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, the Odyssey Share Issuance, and the Odyssey Articles Amendment, are fair to and in the best interests of Odyssey and the Odyssey Shareholders, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby, (b) directed that the Odyssey Share Issuance and the Odyssey Articles Amendment be submitted to a vote of the Odyssey

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Shareholders, and (c) resolved to recommend that the Odyssey Shareholders approve (x) the Odyssey Share Issuance for purposes of the rules and regulations of Nasdaq and (y) the Odyssey Articles Amendment;

WHEREAS, the board of directors of AOM (the “AOM Board”) has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of AOM and the AOM Stockholders, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby on the terms and subject to the conditions set forth herein, (b) directed that this Agreement be submitted to the AOM Stockholders for adoption and approval, and (c) resolved to recommend that the AOM Stockholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously determined, by duly adopted resolutions, that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, and has (a) approved, adopted, and declared advisable this Agreement and the transactions contemplated hereby, (b) directed that this Agreement be submitted to Merger Sub’s sole stockholder for adoption, approval, and ratification, and (c) resolved to recommend that Merger Sub’s sole stockholder adopt and approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, immediately following the execution of this Agreement, the sole stockholder of Merger Sub will deliver a written consent adopting, approving, and ratifying this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, prior to the Closing, Odyssey shall adopt an Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit B (the “A&R Odyssey Articles”), on the terms and subject to the conditions set forth herein;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, certain AOM Stockholders and certain Bridge Investors are entering into an appraisal rights waiver, substantially in the form attached hereto as Exhibit C (each, an “Appraisal Rights Waiver”), pursuant to which each such Person has agreed, on the terms and subject to the conditions set forth therein, to, among other things, waive any appraisal rights such Person may have in connection with the transactions contemplated by this Agreement, including the Merger;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, certain directors and officers of Odyssey who hold shares of Odyssey Common Stock, together with certain other Odyssey Shareholders, as set forth on Section 1.01 of the Odyssey Disclosure Schedule (collectively, the “Odyssey Specified Shareholders”), are entering into a support agreement, substantially in the form attached hereto as Exhibit D, pursuant to which each Odyssey Specified Shareholder has agreed, on the terms and subject to the conditions set forth therein, to, among other things, vote all shares of Odyssey Common Stock held by such Odyssey Specified Shareholder in favor of, and to support the consummation of, the transactions contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Parties to enter into this Agreement, the AOM Stockholders set forth on Section 1.01 of the AOM Disclosure Schedule (collectively, the “AOM Specified Stockholders”), are entering into a support agreement, substantially in the form attached hereto as Exhibit E, pursuant to which each AOM Specified Stockholder has agreed, on the terms and subject to the conditions set forth therein, to, among other things, vote all shares of AOM Common Stock held by such AOM Specified Stockholder in favor of, and to support the consummation of, the transactions contemplated by this Agreement and the Ancillary Agreements;

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WHEREAS, contemporaneously with the execution of this Agreement, and as a condition to the willingness of the Odyssey Parties to enter into this Agreement, certain AOM Stockholders and Bridge Investors are entering into lockup agreements with Odyssey, substantially in the form attached hereto as Exhibit F, pursuant to which such AOM Stockholders have agreed to certain restrictions on the transfer of shares of Odyssey Common Stock held by or issued to them pursuant to Article II, such restrictions to become effective as of the Closing;

WHEREAS, AOM entered into subscription agreements (as amended or modified from time to time, the “Bridge Subscription Agreements”), with certain third-party investors (the “Bridge Investors”), pursuant to which the Bridge Investors provided aggregate financing in the amount of $75,612,000 (the “Bridge Financing”) through the purchase of convertible debentures of AOM (the “Bridge Debentures”), on the terms and subject to the conditions set forth in the Bridge Subscription Agreements, which Bridge Debentures shall, pursuant to the Bridge Subscription Agreements, automatically convert into shares of AOM Common Stock immediately prior to the Effective Time, such that the Bridge Investors shall become AOM Stockholders immediately prior to the consummation of the Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and in connection with the transactions contemplated hereby, AOM has entered into a share subscription agreement (as amended or modified from time to time, the “PIPE Subscription Agreement” and, together with the Bridge Subscription Agreements, the “Subscription Agreements”), with certain third-party investors (the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide aggregate financing in the amount of $156,000,000 (the “PIPE Investment”), on the terms and subject to the conditions set forth in the PIPE Subscription Agreement and the related warrant agreements to be entered into at the closing of the PIPE Investment (the “AOM PIPE Warrant Agreements”), through the subscription for and purchase of (a) shares of AOM Common Stock, which shares shall, pursuant to the PIPE Subscription Agreement, be issued immediately prior to the Effective Time, such that the PIPE Investors shall become AOM Stockholders immediately prior to the consummation of the Merger and (b) warrants representing the right to purchase 100% of the shares of AOM Common Stock purchased pursuant to the PIPE Subscription Agreement (the “AOM PIPE Warrants”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and in connection with the transactions contemplated hereby, AOM and Odyssey have entered into a note purchase agreement and a security and pledge agreement, pursuant to which AOM has agreed to purchase certain senior secured notes issued by Odyssey for the purpose of bridging Odyssey’s financing needs through the Closing; and

WHEREAS, the Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (with this Agreement being adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 for purposes of Section 354 of the Code) and, together with certain other transactions occurring in connection with the Merger, as a transaction described under Section 351(a) of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub will merge with and into AOM at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub will cease, and AOM will continue as the Surviving Corporation and as a wholly owned Subsidiary of Odyssey.

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Section 1.2 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger, in form and substance reasonably acceptable to AOM and Odyssey (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger will become effective at the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other date or time as Odyssey and AOM may agree in writing and specify in the Certificate of Merger (such time, the “Effective Time”).

Section 1.3 Governing Documents. At the Effective Time, Odyssey shall cause the Organizational Documents of the Surviving Corporation to be amended and restated in their entirety to contain the provisions set forth in the Organizational Documents of Merger Sub as in effect immediately prior to the Effective Time.

Section 1.4 Directors and Officers.

(a) From and after the Effective Time, and until their successors are duly elected or appointed and qualified in accordance with applicable Law: (i) the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation; and (ii) the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation.

(b) Prior to the Effective Time, Odyssey shall, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, take all necessary corporate action so that, as of the Effective Time, the Odyssey Board shall consist of seven (7) directors, comprised of: (i) the individuals listed in Section 1.4(b) of the AOM Disclosure Schedule; and (ii) the Post-Closing Odyssey Chief Executive Officer; provided, however, that if any individual listed in Section 1.4(b) of the AOM Disclosure Schedule is, prior to the Effective Time, unwilling, unable or no longer capable of serving as a director as of the Effective Time, AOM shall have the right to designate a replacement individual, subject to good-faith consultation with Odyssey, and provided further that any such replacement individual shall meet the applicable standards to serve as a director under the rules and regulations of Nasdaq and Odyssey’s applicable policies regarding director qualifications. Subject to applicable Law and consistent with Odyssey’s Organizational Documents, Odyssey shall, with AOM’s assistance, prepare and mail to Odyssey Shareholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder at least ten (10) days prior to the Effective Time. AOM shall timely provide Odyssey with all information regarding AOM, its director designees, and their respective Affiliates required for compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Odyssey may rely on such information for purposes thereof.

(c) Prior to the Effective Time, Odyssey shall take all necessary corporate action so that, as of the Effective Time, the individual listed in Section 1.4(c) of the AOM Disclosure Schedule shall serve as the Chief Executive Officer of Odyssey, so long as such individual is willing and able to serve (the “Post-Closing Odyssey Chief Executive Officer”); provided, however, that if such individual is, prior to the Effective Time, unwilling, unable or no longer capable of serving as the Post-Closing Odyssey Chief Executive Officer as of the Effective Time, AOM shall have the right to designate a replacement individual, subject to good-faith consultation with Odyssey.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 2.1 Closing Date Statement. Not less than five (5) Business Days prior to the Closing Date, AOM shall deliver to Odyssey a statement, signed by AOM’s Chief Executive Officer, that (A) identifies each AOM Stockholder of record, as well as each Bridge Investor and PIPE Investor who will, pursuant to the Subscription Agreements, become an AOM Stockholder immediately prior to the Closing, (B) specifies the number of shares of AOM Common Stock owned (or to be owned immediately prior to the Closing) by each

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such AOM Stockholder, Bridge Investor, or PIPE Investor, and (C) with respect to each AOM Stockholder identified on Section 2.3(d) of the AOM Disclosure Schedule, sets forth the number of shares of Odyssey Common Stock that such AOM Stockholder will be entitled to receive pursuant to this Article II, together with the beneficial ownership (as defined in Section 13(d) of the Exchange Act) of shares of Odyssey Common Stock held by such AOM Stockholder immediately after the Effective Time, including the beneficial ownership of shares of Odyssey Common Stock held by such AOM Stockholder’s Affiliates, in each case as reasonably necessary to enable Odyssey and the Exchange Agent to determine and effect the proper allocation of Merger Consideration between Odyssey Common Stock and Odyssey New Preferred Shares pursuant to Section 2.3(d) (the “Closing Date Capitalization Statement”). The Odyssey Parties, the Surviving Corporation, the Exchange Agent and each of their respective directors, officers, employees, representatives and Affiliates shall be entitled to rely conclusively on, and all AOM Stockholders shall be bound for all purposes under this Agreement by, the information set forth in the Closing Date Capitalization Statement (subject to any modifications agreed to in writing between Odyssey and AOM prior to the Effective Time, including to reflect (without prejudice to the condition set forth in Section 6.3(e)(i)) the actual amount of the PIPE Investment consummated prior to the Effective Time).

Section 2.2 Calculation of the Merger Consideration.

(a) Merger Consideration. Odyssey shall issue at the Closing with respect to AOM Common Stock, an aggregate number of shares of Odyssey Common Stock (or equivalent in the form of Odyssey New Preferred Shares as set forth in Section 2.3(d)) equal to the Exchange Ratio multiplied by the AOM Common Stock Amount (the “Merger Consideration”). Schedule B includes a preliminary calculation of the Merger Consideration and AOM Common Stock Amount as of the date hereof.

(b) Determination of AOM Common Stock Amount. The “AOM Common Stock Amount” shall be the sum of:

(i) the number of shares of AOM Common Stock outstanding on the date of hereof, as set forth in Section 3.3;

(ii) the number of shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to, and in connection with, the Bridge Debentures, including any additional shares of AOM Common Stock issuable upon conversion of the Bridge Debentures pursuant to the anti-dilution provisions of that certain Contract set forth on Section 2.2(b)(ii) of the AOM Disclosure Schedule (the “Anti-Dilution Agreement”); and

(iii) the number of shares of AOM Common Stock issued immediately prior to the Effective Time pursuant to the PIPE Agreements.

(c) Notwithstanding any other provision in this Agreement, if, in the determination of AOM,

(i) the AOM Stockholders (together with any other persons receiving stock of Odyssey pursuant to the Specified CIC and OML Agreements) will not be in “control” of Odyssey within the meaning of Section 368(c) of the Code immediately after the closing of the Merger and the transactions contemplated by the Specified CIC and OML Agreements, or

(ii) the Merger Consideration will not satisfy the requirement under Section 368(a)(2)(E)(ii) of the Code,

the Merger Consideration shall be adjusted such that the AOM Stockholders otherwise receiving Odyssey New Preferred Shares will receive (in lieu of Odyssey New Preferred Shares) an amount of Odyssey Common Stock sufficient (as reasonably determined by AOM and based on advice of nationally recognized tax counsel) for the AOM Stockholders (together with any persons receiving stock of Odyssey pursuant to the Specified CIC and OML Agreements) to so be in “control” of Odyssey at such time and for the Merger Consideration to satisfy the requirement under Section 368(a)(2)(E)(ii) of the Code.

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Section 2.3 Payment of the Merger Consideration.

(a) Exchange Agent; Exchange Agent Fund. Prior to the Effective Time, Odyssey shall appoint a Person authorized to act as an exchange agent in connection with the transactions contemplated by this Agreement, which Person shall be reasonably acceptable to AOM (the “Exchange Agent”), and enter into an exchange agent agreement reasonably acceptable to Odyssey and AOM with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of (i) exchanging AOM Common Stock for the Merger Consideration in accordance with this Agreement and (ii) delivering or facilitating the delivery of the Merger Consideration to the AOM Stockholders in accordance with this Agreement. At the Effective Time, Odyssey shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of AOM Stockholders (including the Bridge Investors and PIPE Investors that will become AOM Stockholders immediately prior to the Effective Time), evidence of book-entry shares representing a number of whole shares of Odyssey Common Stock and Odyssey New Preferred Shares equal to the aggregate Merger Consideration deliverable to AOM Stockholders pursuant to this Article II (such shares, the “Exchange Agent Fund”). The Exchange Agent Fund shall be held and disbursed in accordance with the terms of this Agreement and the Exchange Agent Agreement.

(b) Subject to Section 2.5, at the Closing, Odyssey shall cause to be issued or paid from the Exchange Agent Fund to each AOM Stockholder holding AOM Common Stock immediately prior to the Effective Time (other than shares of AOM Common Stock canceled pursuant to Section 2.4(c) and any AOM Dissenting Shares) evidence of book-entry shares representing the number of shares of Odyssey Common Stock and Odyssey New Preferred Shares comprising the portion of the aggregate Merger Consideration payable in respect of such AOM Common Stock. Notwithstanding anything to the contrary herein, any shares of Odyssey Common Stock or Odyssey New Preferred Shares issued pursuant to this Article II to any AOM Stockholder or Bridge Investor that is subject to a lockup agreement entered into in connection with this Agreement, substantially in the form attached hereto as Exhibit E, shall be issued subject to the terms of such lockup agreement, and Odyssey shall cause appropriate stop-transfer instructions and appropriate book-entry notations and holder notices reflecting such restrictions to be made in the records of Odyssey or its transfer agent.

(c) Notwithstanding anything to the contrary contained herein, in no event shall Odyssey be required to pay an amount in excess of the Merger Consideration as calculated in accordance with Section 2.2.

(d) The AOM Stockholders identified on Section 2.3(d) of the AOM Disclosure Schedule shall, to the extent that receipt of shares of Odyssey Common Stock as Merger Consideration would cause such Persons and their respective Affiliates to beneficially own (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately after the Closing, receive, in lieu of the shares of Odyssey Common Stock in excess of such 4.99% threshold, a number of Odyssey New Preferred Shares convertible into an equivalent number of shares of Odyssey Common Stock.

Section 2.4 Conversion of AOM Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of AOM securities:

(a) Conversion of AOM Common Stock. Each issued and outstanding share of AOM Common Stock (other than shares canceled pursuant to Section 2.4(c) and any AOM Dissenting Shares) shall, subject to Section 2.2(c), be canceled and automatically converted into the right to receive a number of shares of Odyssey Common Stock or Odyssey New Preferred Shares, as applicable, equal to the Exchange Ratio (the “Per Share Merger Consideration”), as adjusted from time to time in accordance with Section 2.5(c), payable, without interest, to the applicable AOM Stockholder in accordance with Section 2.3(a) and Section 2.5.

(b) Conversion of AOM PIPE Warrants. Each AOM PIPE Warrant that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a right to acquire shares of AOM Common Stock and shall be assumed by Odyssey and converted into a warrant to purchase

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shares of Odyssey Common Stock (each, an “Odyssey Assumed Warrant,” and collectively, the “Odyssey Assumed Warrants”), on the same terms and conditions as were applicable to such AOM PIPE Warrant immediately prior to the Effective Time, except as expressly provided herein. The shares of Odyssey Common Stock issuable upon exercise of the Odyssey Assumed Warrants are referred to as the “Odyssey Assumed Warrant Shares.” The number of Odyssey Assumed Warrant Shares issuable upon exercise of each Odyssey Assumed Warrant shall be equal to the number of shares of AOM Common Stock subject to such AOM PIPE Warrant immediately prior to the Effective Time, multiplied by a fraction, (x) the numerator of which is the exercise price in effect immediately prior to the Effective Time and (y) the denominator of which is the exercise price in effect immediately following the Effective Time. The exercise price per share of each Odyssey Assumed Warrant shall be equal to (i) the exercise price per share of AOM Common Stock otherwise purchasable pursuant to such AOM PIPE Warrant immediately prior to the Effective Time, divided by (ii) the Exchange Ratio, with such exercise price rounded up to the nearest one-hundredth of a dollar.

(c) Cancellation of Treasury Stock and Odyssey-Owned Stock. Each share of AOM Common Stock held in the treasury of AOM or owned by Odyssey or Merger Sub immediately prior to the Effective Time shall be canceled automatically without any conversion thereof, and no payment or distribution shall be made with respect to such shares.

(d) Equity Interests of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid, and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.

Section 2.5 Exchange Procedures for AOM Stockholders.

(a) Payment Procedures. Prior to the Closing, AOM shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each AOM Stockholder, Bridge Investor and PIPE Investor entitled to receive Per Share Merger Consideration pursuant to Section 2.4(a), a letter of transmittal in a form to be mutually agreed by AOM and Odyssey prior to the Closing, with such modifications as may be reasonably required by the Exchange Agent (the “AOM Letter of Transmittal”), together with any notice required under Section 262 of the DGCL. Subject to the conditions in Article VI, if an AOM Stockholder, Bridge Investor or PIPE Investor fails to deliver a duly executed and completed AOM Letter of Transmittal at least three (3) Business Days prior to the Closing Date, such failure shall not alter, limit, or delay the Closing; provided, however, that such AOM Stockholder, Bridge Investor or PIPE Investor shall not be entitled to receive its Per Share Merger Consideration until it delivers a duly executed and completed AOM Letter of Transmittal to the Exchange Agent. Upon such delivery, such AOM Stockholder, Bridge Investor or PIPE Investor shall be entitled to receive, subject to this Agreement, the Per Share Merger Consideration payable in respect of the shares of AOM Common Stock referenced therein. Until surrendered as contemplated by this Section 2.5, each share of AOM Common Stock shall, at all times after the Effective Time, represent only the right to receive the Per Share Merger Consideration upon such surrender in accordance with this Article II.

(b) No Further Rights. All Per Share Merger Consideration paid upon the surrender of AOM Common Stock in accordance with this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to such shares. No further transfers shall be registered on the stock transfer books of the Surviving Corporation with respect to shares of AOM Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of AOM Common Stock shall cease to have any rights as stockholders of AOM, except as provided in this Agreement or required by applicable Law.

(c) Changes in Odyssey Stock. If, between the date of this Agreement and the Effective Time, the outstanding shares of Odyssey Common Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend (including any stock dividend of securities convertible into Odyssey Common Stock, other than in connection with the Non-Core Asset Transactions), consolidation, reorganization, reclassification, recapitalization, combination, exchange of shares

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or similar event, in each case effected in accordance with the terms of this Agreement, then the Merger Consideration payable pursuant to the Merger shall be appropriately adjusted to reflect fully the effect of such event so that the recipients thereof shall receive the same economic benefit as contemplated by this Agreement and the Merger prior to such event. For the avoidance of doubt, to the extent that the Merger Consideration is payable in Odyssey New Preferred Shares in lieu of Odyssey Common Stock in accordance with this Agreement, any adjustment to the Merger Consideration pursuant to this Section 2.5(c) shall apply equally to such Odyssey New Preferred Shares on an as-converted to Odyssey Common Stock basis. As so adjusted, the Merger Consideration shall, from and after the date of such event, be the Merger Consideration payable per share of AOM Common Stock hereunder, subject to further adjustment pursuant to this Section 2.5(c). In the event that the Reverse Stock Split contemplated by Section 5.19 occurs, the Parties agree that the corresponding adjustment to the Merger Consideration contemplated by this Section 2.5(c) shall be effected by multiplying the Exchange Ratio by the applicable split ratio (expressed as a fraction) as announced by Odyssey, and, for the avoidance of doubt, such adjustment shall not give effect to, or take into account, any rounding up to whole shares implemented in connection with such Reverse Stock Split. By way of example (and assuming there have been no prior adjustments effected pursuant to this Section 2.5(c)), if the Reverse Stock Split implements a 1-for-20 reverse stock split, the resulting Exchange Ratio as adjusted by this Section 2.5(c) will be 0.2251, which is the product of multiplying 4.5017 by 0.05.

(d) Fractional Shares. No fractional shares of Odyssey Common Stock shall be issued in exchange for AOM Common Stock. In lieu thereof, the Exchange Agent shall round each fractional share up or down to the nearest whole share, with 0.5 rounded up. No cash payments shall be made in respect of fractional shares eliminated by rounding.

(e) Dividends. No dividends or other distributions declared with respect to Odyssey Common Stock, the record date for which falls at or after the Effective Time, shall be paid to any AOM Stockholder that has not delivered a properly completed, duly executed AOM Letter of Transmittal. After such delivery, such AOM Stockholder shall be entitled to receive, without interest, any such dividends or other distributions that became payable with respect to Odyssey Common Stock issuable to such stockholder.

(f) AOM Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any AOM Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration, but instead shall be converted into the right to receive such consideration as may be determined to be payable with respect to such share in accordance with the DGCL. Each holder of AOM Dissenting Shares who becomes entitled to payment under the DGCL shall receive payment therefor solely in accordance with the DGCL (and only after the value of such shares has been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any AOM Dissenting Share loses its status as an AOM Dissenting Share, such share shall automatically be converted into the right to receive its applicable portion of the Merger Consideration as if it had never been an AOM Dissenting Share, and Odyssey shall deliver, or cause to be delivered, to the holder thereof, following satisfaction of the applicable conditions set forth in this Section 2.5, the applicable portion of the Merger Consideration. AOM shall promptly notify Odyssey of any demands for appraisal, withdrawals of such demands, or any other instruments served pursuant to the DGCL and received by AOM. AOM shall not, without Odyssey’s prior written consent, make or offer to make any payment with respect to, or settle or offer to settle, any claim relating to any AOM Dissenting Share. AOM shall, and shall cause its Affiliates to, enforce any contractual waivers of appraisal rights applicable to the Merger that have been granted by any AOM Stockholders, Bridge Investors or PIPE Investors.

Section 2.6 Withholding Rights. Each of the Parties, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Laws (each, a “Withholding Party”); provided, however, that (a) except with respect to any withholding resulting from AOM’s failure to provide a FIRPTA Certificate pursuant to Section 5.6(c), each Withholding Party shall use commercially reasonable efforts to provide notice to the AOM Stockholders no less than five (5) days prior to any withholding, and (b) the Parties

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shall reasonably cooperate in good faith to reduce or eliminate any such withholding. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the AOM Stockholders in respect of whom such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AOM

Except as set forth in the disclosure schedules delivered by AOM to the Odyssey Parties concurrently with the execution of this Agreement (the “AOM Disclosure Schedule”), in each case under the corresponding section referenced below (or, to the extent it is reasonably apparent on its face that such disclosure qualifies or applies to another representation or warranty, under any other applicable section), and subject to the terms, conditions and limitations of this Agreement, AOM hereby represents and warrants to the Odyssey Parties as follows:

Section 3.1 Organization. AOM (a) is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware, and (b) has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business in all material respects as it is presently conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which AOM is a party. AOM is duly qualified, licensed or registered to transact business as a foreign entity, and is in good standing, under the Laws of each jurisdiction in which the character or location of its properties or assets, or the nature of its activities, requires such qualification, licensing or registration, except where the failure to be so qualified, licensed or registered would not reasonably be expected to have an AOM Material Adverse Effect.

Section 3.2 Authorization. AOM has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to the approval and adoption of this Agreement by the holders of a majority of the voting power of the outstanding shares of AOM Common Stock (the “Requisite AOM Approval”). The Requisite AOM Approval will be obtained by the AOM Written Consent and, upon delivery, such Requisite AOM Approval will constitute the only vote or approval of the holders of any class or series of AOM’s capital stock necessary to adopt this Agreement and each Ancillary Agreement to which AOM is a party, and to approve the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of AOM. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by each other party thereto, this Agreement and each such Ancillary Agreement constitute the legal, valid and binding obligations of AOM, enforceable against AOM in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity).

Section 3.3 Capitalization. The authorized capital stock of AOM consists solely of two-hundred and fifty million (250,000,000) shares of AOM Common Stock. As of the date hereof, 106,777,300 shares of AOM Common Stock are issued and outstanding. All issued and outstanding shares of AOM Common Stock are duly authorized, validly issued, fully paid and nonassessable. Other than the shares of AOM Common Stock issuable pursuant to the Subscription Agreements, there will be no other changes to the capital stock of AOM between the date hereof and the Closing. None of the issued and outstanding shares of AOM Common Stock were issued in violation of any preemptive rights, Laws or Orders and, except as set forth on Section 3.3 of the AOM Disclosure Schedule, are owned, beneficially and of record, by the AOM Stockholders free and clear of all Liens. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, (a) there are no stock appreciation, phantom stock, stock-based performance units, profit participation, restricted stock, restricted stock units, other equity-based

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compensation awards or similar rights with respect to AOM; and (b) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to AOM Common Stock or obligating AOM or any AOM Stockholder to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of AOM Common Stock or any other equity interest in AOM, including any security convertible into or exercisable for AOM Common Stock. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, there are no Contracts to which AOM is a party that require AOM to repurchase, redeem or otherwise acquire any shares of AOM Common Stock or any securities convertible into or exchangeable for AOM Common Stock, or to make any investment in any other Person (collectively, the “Stockholders Rights”). The execution of this Agreement and the consummation of the Merger will not trigger any Stockholders Rights. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of AOM Common Stock or any other interests in AOM. Except as set forth on Section 3.3 of the AOM Disclosure Schedule, all AOM Stockholders, Bridge Investors and PIPE Investors are Accredited Investors. AOM Common Stock is uncertificated.

Section 3.4 AOM Subsidiaries. Section 3.4 of the AOM Disclosure Schedule sets forth a true and complete list of each Subsidiary of AOM, including the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the outstanding shares, share capital or other equity interests of each such Subsidiary owned by AOM or any other Subsidiary of AOM. Except as set forth in Section 3.4 of the AOM Disclosure Schedule, no equity interests of any Subsidiary of AOM are issued or outstanding. Each Subsidiary of AOM (a) is duly incorporated or organized, validly existing, and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of incorporation or organization, and (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as it is currently conducted. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, (a) there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation awards or similar rights with respect to any Subsidiary of AOM; and (b) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to any capital stock of any Subsidiary of AOM or obligating any such Subsidiary of AOM or AOM to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of any Subsidiary of AOM or any other equity interest in any such Subsidiary of AOM, including any security convertible into or exercisable for any capital stock of any Subsidiary of AOM. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, there are no Contracts to which AOM or any Subsidiary of AOM is a party that require any Subsidiary of AOM to repurchase, redeem or otherwise acquire any equity interests of such Subsidiary or any securities convertible into or exchangeable for equity interests of such Subsidiary, or to make any investment in any other Person (collectively, the “Subsidiary Equity Rights”). The execution of this Agreement and the consummation of the Merger will not trigger any Subsidiary Equity Rights. Except as set forth on Section 3.4 of the AOM Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of equity interests of any Subsidiary of AOM or any other interests in any such Subsidiary.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Section 3.5 of the AOM Disclosure Schedule, and subject to the receipt of the Requisite AOM Approval and the filing of the Certificate of Merger, and assuming the accuracy of (x) the representations and warranties of the Odyssey Parties contained in Section 4.4, and (y) the representations and warranties of the Odyssey Parties, CIC or OML contained in any Ancillary Agreement, neither the execution and delivery of this Agreement by AOM or any Ancillary Agreement to which AOM is a party, nor the performance by AOM of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with, or result in any breach of, any provision of the Organizational Documents of AOM or any of its Subsidiaries; (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, except for any such filing, consent, or approval that is required solely as a result of any facts or circumstances relating to Odyssey, CIC, OML or any of their respective Affiliates; (c) result in a material violation of, or a material default under (or give rise to any right of termination, cancellation or acceleration under), any AOM Contract or Lease; (d) result in the

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creation of any Lien on any property or asset of AOM or any of its Subsidiaries (other than Permitted Liens); or (e) violate in any material respect any Law or Order applicable to AOM or any of its Subsidiaries, except, in the case of clauses (b) through (e), for any such filings, consents, approvals, violations or defaults that would not reasonably be expected to have an AOM Material Adverse Effect.

Section 3.6 Financial Statements.

(a) AOM has made available to Odyssey the unaudited consolidated balance sheets of AOM and its Subsidiaries as of December 31, 2025 (the “Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of AOM and its Subsidiaries for the fiscal year then ended, together with the related notes and schedules and the report thereon of AOM’s independent auditors (collectively, the “Financial Statements”). Except as set forth on Section 3.6(a) of the AOM Disclosure Schedule, the Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented (except as noted in the applicable notes), and (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of AOM and its Subsidiaries as of the dates and for the periods indicated therein, except as otherwise noted. AOM has engaged its independent auditors to audit the Financial Statements and will deliver such audited financial statements, along with the report of its independent auditors, to Odyssey for inclusion in the Registration Statement.

(b) The books of account and other financial records of AOM and its Subsidiaries have been maintained accurately in all material respects in compliance with applicable Law. The transactions recorded therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of AOM and its Subsidiaries have been properly recorded therein in all material respects. AOM and its Subsidiaries have established and maintain a system of internal accounting controls designed to provide, in all material respects, reasonable assurance that: (i) transactions, receipts and expenditures of AOM and its Subsidiaries are executed and made only in accordance with appropriate authorizations of AOM’s management; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) unauthorized acquisition, use or disposition of AOM’s assets is prevented or timely detected; (iv) the amounts recorded for assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately.

(c) Except as set forth on Section 3.6(c) of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has any Indebtedness.

Section 3.7 No Undisclosed Liabilities. Except as set forth in the Balance Sheet or on Section 3.7 of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has any liabilities or obligations of the type required to be disclosed in the Balance Sheet in accordance with GAAP, whether accrued, absolute, contingent or otherwise, and whether arising out of any transaction entered into on or prior to the date hereof, any action or inaction occurring on or prior to the date hereof, any state of facts existing on or prior to the date hereof, or otherwise, except for liabilities or obligations that: (a) were incurred since the Balance Sheet Date, pursuant to or in connection with this Agreement or the transactions contemplated hereby, and which are set forth on Section 3.7 of the AOM Disclosure Schedule; (b) arise under any AOM Contract, none of which were incurred as a result of any breach of Contract or violation of Law; (c) are accurately accrued or reserved against on the face of the Balance Sheet; or (d) were incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date that are not material to AOM and its Subsidiaries, taken as a whole.

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Section 3.8 Absence of Certain Changes. Except as set forth on Section 3.8 of the AOM Disclosure Schedule, since the Balance Sheet Date and through the date of this Agreement:

(a) AOM and its Subsidiaries have conducted their businesses in all material respects in a manner consistent with their nature and stage of development;

(b) neither AOM nor any of its Subsidiaries has sold, assigned, transferred, leased, abandoned or otherwise disposed of any properties or assets;

(c) no AOM Material Adverse Effect has occurred; and

(d) neither AOM nor any of its Subsidiaries has taken, or omitted to take, any action that, if taken or omitted after the date of this Agreement, would require Odyssey’s consent under Section 5.1.

Section 3.9 Real Estate.

(a) Neither AOM nor any of its Subsidiaries owns any fee interest in real property.

(b) Section 3.9(b) of the AOM Disclosure Schedule sets forth each parcel of real property leased, subleased, licensed or otherwise used or occupied by AOM or any of its Subsidiaries (each, an “AOM Leased Real Property” and collectively, the “AOM Leased Real Properties”), including the name of the landlord, the name of the entity holding the leasehold interest, and the street address of each AOM Leased Real Property.

(c) True, correct and complete copies of all leases, subleases, licenses, amendments, extensions, guaranties and other material agreements relating to the AOM Leased Real Properties (each, an “AOM Lease” and collectively, the “AOM Leases”) have been made available to Odyssey. Section 3.9(b) of the AOM Disclosure Schedule includes a true and complete list of all AOM Leases, setting forth the date and parties thereto.

(d) The leasehold interests of AOM and its Subsidiaries, together with the AOM Leased Real Properties, constitute all real property owned, leased, occupied or otherwise used in the operation of the businesses of AOM and its Subsidiaries.

(e) Except as set forth on Section 3.9(e) of the AOM Disclosure Schedule, with respect to each AOM Leased Real Property: (i) the applicable AOM Lease is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to proper authorization and execution by the other party thereto and to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity; (ii) neither AOM nor any of its Subsidiaries is in material breach or material default under such AOM Lease, and no event or circumstance has occurred that, with notice, the passage of time or both, would constitute such a material breach or material default or permit the termination, modification or acceleration of rent, nor, to the Knowledge of AOM, has any such breach or default occurred by the other party or parties thereto; (iii) no security deposit (or portion thereof) under such AOM Lease has been applied to satisfy a breach or default that has not been replenished to the extent required under such AOM Lease; (iv) neither AOM nor any of its Subsidiaries owes any brokerage commissions or finder’s fees in respect of such AOM Lease; (v) neither AOM nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of such AOM Leased Real Property; (vi) neither AOM nor any of its Subsidiaries has collaterally assigned or granted any security interest in such AOM Lease or any interest therein; and (vii) the possession and quiet enjoyment of AOM or its Subsidiaries under such AOM Lease has not been disturbed, and, to the Knowledge of AOM, no disputes exist with respect to such AOM Lease.

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Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the AOM Disclosure Schedule sets forth a true, correct and complete list of all AOM Intellectual Property that is registered, applied for, issued or granted under the authority of, with or by any Governmental Entity. The AOM Intellectual Property is subsisting, valid and enforceable, and AOM or one of its Subsidiaries is the sole and exclusive owner of each item of AOM Intellectual Property.

(b) (i) Neither AOM nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, and (ii) to the Knowledge of AOM, no Person is infringing, misappropriating or otherwise violating any AOM Intellectual Property. There are no pending or, to the Knowledge of AOM, threatened claims (A) relating to any of the foregoing or (B) challenging the validity, enforceability, scope or ownership of any Intellectual Property brought by AOM or any of its Subsidiaries or brought by any Person against the AOM Intellectual Property.

(c) AOM and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of, and protect against the misuse and misappropriation of, the trade secrets and other confidential information included in the AOM Intellectual Property.

(d) Except as set forth on Section 3.10(d) of the AOM Disclosure Schedule, the computers, Software, hardware, firmware (including computers, databases, telecommunications equipment), servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment (the “IT Assets”) in each case that are owned, leased or licensed by AOM or any of its Subsidiaries (i) have never malfunctioned, broken down, sub-standardly performed or failed in any material respect and (ii) are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access, disablement or erasure or otherwise adversely affect the functionality of such IT Assets. AOM and its Subsidiaries have in place commercially reasonable measures to monitor and protect the integrity and security of such IT Assets (and all information contained therein or transmitted thereby) against any unauthorized use, access, theft, disclosure, misuse, loss, interruption, modification or corruption.

Section 3.11 Litigation; Insolvency.

(a) Except as set forth on Section 3.11(a) of the AOM Disclosure Schedule, there have been no Actions or Orders, and there are no Actions or Orders pending or, to the Knowledge of AOM, threatened against AOM or any of its Subsidiaries, or against any of their respective current or former directors, officers, or employees (or any individuals contemplated to become directors, officers, or employees of AOM, Odyssey, or their respective Subsidiaries at or after the Closing) in their capacities as such, or relating to AOM, any Subsidiary, or any of their respective businesses, assets, properties, or rights, whether at Law or in equity, including any Actions or Orders that challenge or seek to enjoin, alter, or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement.

(b) Except as set forth on Section 3.11(b) of the AOM Disclosure Schedule, neither AOM nor any of its Subsidiaries has initiated or filed any Action against any Person.

(c) No act or proceeding has been taken by or against AOM or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of AOM or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of AOM or any of its Subsidiaries or any of their properties or assets nor, to the Knowledge of AOM, is any such act or proceeding threatened.

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Section 3.12 AOM Contracts.

(a) Section 3.12(a) of the AOM Disclosure Schedule sets forth a true, correct and complete list of all Contracts (or other documents addressed in clause (v) below) to which AOM or any of its Subsidiaries is a party (collectively, the “AOM Contracts”), including:

(i) any stockholder, partnership, investors’ rights, voting, right-of-first-refusal and co-sale, or registration rights agreement, or any other Contract with a holder of equity securities of AOM relating to such Person’s ownership of such equity securities;

(ii) any non-competition Contract or other Contract that purports to limit (A) the ability of AOM or any of its Subsidiaries to operate or conduct business in any location, market or line of business, (B) the Persons to whom AOM or any of its Subsidiaries may sell products or provide services, or (C) the Persons AOM or any of its Subsidiaries may hire or solicit for hire;

(iii) any Contract providing for indemnification by AOM or any of its Subsidiaries of any Person;

(iv) any Contract under which AOM or any of its Subsidiaries is the lessee of, or holds or operates, any tangible property (including real property) owned by any other Person;

(v) any memorandum of understanding, letter of intent, term sheet or other similar agreement, arrangement or understanding (whether written or oral), whether or not legally binding in whole or in part, including any such agreement, arrangement or understanding that contemplates or relates to any joint venture, strategic alliance, investment, financing, acquisition, divestiture, licensing, collaboration, exclusivity or similar transaction involving AOM or any of its Subsidiaries;

(vi) any Contract that grants to any Person, other than AOM or any of its Subsidiaries, (A) most-favored-pricing rights or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(vii) any Contract for the settlement of any Action for which AOM or any of its Subsidiaries has ongoing liability or obligations;

(viii) any Contract requiring or providing for capital expenditures;

(ix) any Contract for (A) the divestiture of any business, properties or assets of AOM or any of its Subsidiaries, or (B) the acquisition by AOM or any of its Subsidiaries of any operating business, properties or assets, whether by merger, stock purchase, asset purchase or otherwise, in each case involving continuing obligations or liabilities of AOM or any Subsidiary;

(x) any Contract between AOM or any of its Subsidiaries, on the one hand, and any officer, director, Affiliate, or any of their “associates” or “immediate family members” (as defined in Rules 12b-2 and 16a-1 under the Exchange Act), on the other hand, including any Contract pursuant to which AOM or any Subsidiary has an obligation to indemnify such Person;

(xi) any Contract with any consultant, advisor, independent contractor or other service provider providing management, technical, scientific, regulatory, legal, financial, strategic or advisory services to AOM or any of its Subsidiaries, including any such Contract that provides for ongoing compensation, success fees, equity or equity-linked compensation, expense reimbursement, confidentiality, intellectual property ownership or assignment, non-competition, non-solicitation or similar obligations;

(xii) any Contract pursuant to which AOM or any of its Subsidiaries (A) grants to a third party the right to use any AOM Intellectual Property, excluding non-exclusive rights granted in the ordinary course of business to service providers, or (B) is granted or obtains any license, sublicense, right or authorization to use (including pursuant to a non-assertion provision or release) or covenant not to be sued under any Intellectual Property (other than any non-exclusive licenses for shrink-wrap, click-wrap or off-the-shelf software in object code form or other non-exclusive licenses of non-customized software that is commercially available to the public generally, with aggregate fees of less than $50,000 per annum); and

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(xiii) any Contract or other written submission with any Governmental Entity, or relating to any license, permit, authorization, application or approval, including any Contract, agreement or other written submission relating to AOM’s application for, or rights under, the NOAA Application.

(b) The AOM Contracts (other than those terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects and, other than any AOM Contracts that are explicitly non-binding by their terms, are enforceable against AOM or its applicable Subsidiary and, to the Knowledge of AOM, against the other parties thereto, assuming the due authorization, execution and delivery by such other parties, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity. Neither AOM nor any of its Subsidiaries has given written notice of its intent to terminate, modify, amend or otherwise materially alter any AOM Contract, nor has it received any such written notice from any other party thereto. To the Knowledge of AOM, no event or condition exists under any AOM Contract that constitutes a material violation, material breach or event of default thereunder by AOM, or that, with or without notice or the passage of time, would reasonably be expected to have an AOM Material Adverse Effect.

Section 3.13 Tax Returns; Taxes. Except (x) to the extent the below would not reasonably be expected to have, individually or in the aggregate, an AOM Material Adverse Effect, or (y) as set forth on Section 3.13 of the AOM Disclosure Schedule:

(a) All Tax Returns required to be filed with any Governmental Entity by, or on behalf of, AOM or its Subsidiaries in the past three (3) years have been filed when due (giving effect to all extensions) in accordance with all applicable Law, and all such Tax Returns are true, accurate and complete in all material respects.

(b) In the past three (3) years, AOM and its Subsidiaries have paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which AOM or its Subsidiaries ordinarily record items on their respective books and records. Since the Balance Sheet Date, neither AOM nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither AOM nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Taxes, in each case that has not since expired.

(d) There have never been any written claims for unpaid Taxes that have been asserted in the past three (3) years against AOM or any of its Subsidiaries, and no proposals or deficiencies for any Taxes of AOM or its Subsidiaries are being asserted, proposed or threatened, nor is any audit or investigation of any Tax Return of AOM or its Subsidiaries underway, pending or threatened and to the Knowledge of AOM and its Subsidiaries, no such audit or investigation is being contemplated.

(e) In the past three (3) years, AOM and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely remitted to the relevant Governmental Entity.

(f) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to AOM or any of its Subsidiaries which rulings remain in effect.

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(g) During the two (2)-year period ending on the date of this Agreement, neither AOM nor its Subsidiaries have ever been a distributing corporation or a controlled corporation in a transaction intended to be governed, in whole or in part, by Section 355 or 361 of the Code.

(h) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of AOM or its Subsidiaries.

(i) In the past five (5) years, no claim has been made in writing by any taxing authority in a jurisdiction where AOM or its Subsidiaries do not file Tax Returns that AOM or its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j) Neither AOM nor its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the AOM or its Subsidiaries was the common parent, (ii) is party to or bound by any Tax sharing, allocation, indemnification or similar agreement or obligation (other than any such agreement solely between the AOM and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the AOM or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract or otherwise by operation of Law.

(k) Neither AOM nor its Subsidiaries is or has in the past five (5) years been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(l) Neither AOM nor any of its Subsidiaries has taken any action no knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) Notwithstanding anything contained in this Section 3.13, AOM (and its Subsidiaries) makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis, or other Tax attributes that AOM (and its Subsidiaries) may have.

Section 3.14 Environmental Matters.

(a) AOM and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws.

(b) AOM and its Subsidiaries have obtained all Environmental Permits required for the occupancy of their respective facilities and the operation of their businesses. The transactions contemplated by this Agreement will not result in or trigger the termination, modification, revocation, or right of termination or cancellation under any such Environmental Permits.

(c) No Hazardous Substances have been disposed of, arranged to be disposed of, Released or transported in violation of any applicable Environmental Law or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by AOM or any of its Subsidiaries.

(d) Neither AOM nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any obligation or liability of any other Person relating to any Hazardous Substance or Environmental Laws.

(e) Neither AOM nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person stating that AOM or any of its Subsidiaries is subject to any pending

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Action or Order, or any actual or alleged liability or obligation (i) arising under any Environmental Law, including any arising out of any act or omission of AOM, any Subsidiary, or any of their respective Representatives, or (ii) relating to any Hazardous Substance, including any Action, Order, or any actual or alleged liability or obligation arising out of the ownership, use, control or operation by AOM or any Subsidiary of any facility, site, area or property from which there has been an actual or alleged Release of any Hazardous Substance.

Section 3.15 Licenses and Permits. Section 3.15 of the AOM Disclosure Schedule sets forth a true, correct and complete list of (a) all material licenses, permits, approvals, authorizations and consents (collectively, “AOM Licenses”) held by AOM and its Subsidiaries and (b) all pending applications, submissions or requests therefor (including the NOAA Application). AOM and its Subsidiaries own or possess all material AOM Licenses necessary to conduct their respective operations as presently conducted and as proposed to be conducted. All such AOM Licenses held by AOM or any of its Subsidiaries are in full force and effect, and neither AOM nor any of its Subsidiaries has received any written notice of suspension, revocation, cancellation, termination or non-renewal with respect to any such AOM License. Each pending application, submission or request for an AOM License has been made in accordance with applicable Law in all material respects, and to AOM’s Knowledge, there exists no fact, circumstance or condition that would reasonably be expected to result in the denial of any such application.

Section 3.16 No Employees. Neither AOM nor any of its Subsidiaries has ever employed any individuals or has any employees on its payroll. Neither AOM nor any of its Subsidiaries owes any wages, fees, bonuses, commissions, severance, accrued vacation or paid time off, expense reimbursements, or other compensation to any current or former officer, director, consultant, advisor or other service provider other than accrued but unpaid amounts to consultants set forth in Section 3.17 of the AOM Disclosure Schedule. Neither AOM nor any of its Subsidiaries maintains, sponsors, contributes to, participates in, or has any liability or obligation with respect to any Employee Benefit Plan, and neither AOM nor any Subsidiary has ever done so. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (alone or in combination with any other event) give rise to any payment or benefit to any current or former officer, director, employee or service provider of AOM or any of its Subsidiaries, or accelerate, increase, vest or enhance any compensation or benefits. Neither AOM nor any of its Subsidiaries has, or could reasonably be expected to have, any obligation under ERISA or any similar applicable Law. Neither AOM nor any of its Subsidiaries is, or has ever been, a party to any labor agreement, collective bargaining agreement or similar arrangement with any union, works council or labor organization, and no such organization represents or has sought to represent any individuals providing services to AOM or any of its Subsidiaries. There are no pending, or to the Knowledge of AOM, threatened labor-related claims or other Actions involving AOM or any of its Subsidiaries. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not require any notice to, consultation with, or consent of any union, labor organization or group of employees.

Section 3.17 Consultants. Section 3.17 of the AOM Disclosure Schedule sets forth a true, correct and complete list of all consultants, advisors and independent contractors engaged by AOM or any of its Subsidiaries as of the date hereof (collectively, the “Consultants”), and AOM has made available the written agreements pursuant to which each such Consultant is engaged (each, a “Consultant Contract”). Each Consultant Contract is valid and binding on AOM and, to AOM’s Knowledge, on the applicable Consultant, and is in full force and effect. Neither AOM nor any of its Subsidiaries is in material breach or default under any Consultant Contract, and, to AOM’s Knowledge, no Consultant is in material breach or default thereunder. Except as set forth on Section 3.17 of the AOM Disclosure Schedule, no Consultant Contract provides for any severance, termination, change-of-control, transaction bonus, success fee or similar payment obligation as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

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Section 3.18 International Trade & Anti-Corruption Matters.

(a) Neither AOM nor any of its Subsidiaries, nor any of their respective Representatives: (i) is a Sanctioned Person; (ii) has violated or is in violation of any Sanctions or Ex-Im Laws (collectively, the “Trade Control Laws”), or has engaged, or is engaging in, any conduct reasonably expected to result in it being designated as a Sanctioned Person; (iii) has engaged in or is engaged in any dealings or transactions, directly or indirectly, with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country; or (iv) is otherwise in violation of Sanctions.

(b) AOM, its Subsidiaries, and each of their respective Representatives are, and during the past five (5) years have been, in compliance with Anti-Money Laundering Laws and Anti-Corruption Laws.

(c) Neither AOM nor any of its Subsidiaries, nor any of their respective Representatives, have, during the past five (5) years, (i) directly or indirectly used any corporate funds for any contributions, gifts, entertainment, or other unlawful expenses related to any political activity; or (ii) directly or indirectly made, offered, promised, authorized, requested or accepted any bribe, rebate, payoff, influence payment, or given or received any money or anything of value, to or from any Government Official or any other Person.

(d) AOM and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(e) AOM and its Subsidiaries maintain written policies, procedures and internal controls designed to prevent, deter and detect violations of Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws. During the past seven (7) years, neither AOM nor any of its Subsidiaries has, in connection with its business, received any notice or is otherwise aware of any Action, Order, allegation or other communication from any Governmental Entity or other Person, made any voluntary or involuntary disclosure to any Governmental Entity, or conducted any internal investigation or audit, relating to any actual or potential violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Trade Control Laws.

Section 3.19 Certain Fees. Except as set forth on Section 3.19 of the AOM Disclosure Schedule, neither AOM nor any AOM Stockholder or their respective Affiliates has incurred, or shall incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services (including placement agent services) or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 3.20 Insurance. Section 3.20 of the AOM Disclosure Schedule sets forth a true, correct and complete list of all material insurance policies carried by or for the benefit of AOM and its Subsidiaries, including all directors’ and officers’ liability insurance policies. Such insurance policies provide coverage that is customary and sufficient for businesses of the size and type operated by AOM and its Subsidiaries. AOM has maintained directors’ and officers’ liability insurance coverage for its directors and officers on a continuous basis since its incorporation. All such insurance policies are in full force and effect, all premiums required to be paid with respect to periods through the Closing Date have been (or will be) timely paid in all material respects, and such insurance policies will continue in full force and effect in all material respects as they apply to any matter, action or event relating to AOM or any of its Subsidiaries occurring on or prior to the Closing Date. Neither AOM nor any of its Subsidiaries has received any written notice of cancellation, termination, reduction in coverage or denial of any material claim under any such insurance policy. There is no pending material claim by AOM or any of its Subsidiaries under any such insurance policy for which coverage has been denied or disputed by the applicable insurer (other than pursuant to a customary reservation of rights).

Section 3.21 Affiliate Transactions. Except as disclosed in Section 3.21 of the AOM Disclosure Schedule, none of (a) the stockholders, directors, employees or officers of AOM or any of its Subsidiaries or any of their respective Affiliates or immediate family members or (b) the consultants, independent contractors or other advisors of AOM or any of its Subsidiaries or any of their respective Affiliates or immediate family

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members (in the case of this clause (b), to the Knowledge of AOM in respect of the following clause (i) and (ii) only), has (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement or understanding with, AOM or any of its Subsidiaries (except with respect to any interest in less than 2% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the Knowledge of AOM, otherwise directly or indirectly interested in, any Contract to which AOM or any of its Subsidiaries is a party or by which AOM, any Subsidiary of AOM or any of its or their respective assets are bound, (iii) has any claim or cause of action against, owes any money or is subject to other outstanding liability to, or is owed any money by or entitled to claim any other outstanding liability from, AOM or any of its Subsidiaries or (iv) has any interest in any property, real or personal, tangible or intangible (including any AOM Intellectual Property) that is used in (or reasonably expected to be used in), or that relates to, AOM’s business (including as described in the NOAA Application), except for the rights of holders of AOM Common Stock arising out of their ownership of AOM Common Stock.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by AOM for inclusion in, or incorporation by reference into, the Registration Statement or the Proxy Statement/Prospectus will, (a) in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC (and any amendment or supplement thereto) and at the time it becomes effective under the Securities Act, or (b) in the case of the Proxy Statement/Prospectus, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Odyssey Shareholders and at the time of the Odyssey Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, in each case subject to any qualifications or limitations expressly set forth in the materials provided by AOM or included in the Registration Statement or Proxy Statement/Prospectus. Notwithstanding the foregoing, AOM makes no representation, warranty or covenant with respect to statements made or incorporated by reference in the Registration Statement, the Proxy Statement/Prospectus or any Odyssey Reports to the extent based on information supplied by the Odyssey Parties for inclusion or incorporation therein.

Section 3.23 Compliance with Laws.

(a) AOM and its Subsidiaries are, and at all times have been, in compliance with all Laws and Orders applicable to their respective businesses, operations, assets or properties, except for any noncompliance that would not reasonably be expected to be material to AOM and its Subsidiaries, taken as a whole. Neither AOM nor any of its Subsidiaries has received any written notice alleging, and none has been charged with, any material violation of any such Laws or Orders.

(b) Neither AOM nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (i) regarding any material violation (or any material Action involving allegations of any material violation) of any Law or (ii) of any circumstances that may have existed or currently exist which could reasonably be expected to lead to a loss, suspension, or modification of, or a refusal to issue, any material AOM License. To the Knowledge of AOM, no Action involving allegations of any material violation of any Law is threatened.

Section 3.24 Bridge and PIPE Arrangements. AOM has duly executed and delivered to Odyssey the Subscription Agreements. Each Subscription Agreement is in full force and effect and constitutes a valid and binding obligation of AOM, enforceable against AOM in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity). Except as disclosed in Section 3.24 of the AOM Disclosure Schedule, as of the date hereof, none of the Subscription Agreements has been amended, modified, supplemented or waived, and there are no side letters or other agreements, arrangements or understandings (whether written or oral) between AOM and any Bridge Investor or PIPE Investor relating to the Bridge Financing or the PIPE Investment. As of the date hereof, no event has occurred

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and no condition exists that, with or without notice or lapse of time, would constitute a default by AOM under any Subscription Agreement, and AOM has not received any written notice from any Bridge Investor or PIPE Investor of (a) any default or alleged default by AOM thereunder, or (b) any termination or intent to terminate any Subscription Agreement. The Subscription Agreements set forth all terms and conditions relating to the Bridge Financing and the PIPE Investment, as applicable, including the aggregate committed amounts, conversion mechanics (in the case of the Bridge Debentures) and issuance mechanics (in the case of the PIPE Investment). Except as expressly set forth in the PIPE Agreements or the Bridge Subscription Agreements, no Bridge Investor or PIPE Investor has any right (whether contingent or otherwise) to acquire any equity securities of AOM, the Surviving Corporation or Odyssey, or any post-Closing rights with respect to AOM, the Surviving Corporation or Odyssey, including any board designation rights, veto or consent rights, special approval rights, or information or registration rights. Except as contemplated by the Subscription Agreements, the proceeds of the Bridge Financing are not subject to any Lien or other encumbrance in favor of any Bridge Investor, and AOM is not subject to any obligation to segregate or escrow such proceeds, in each case other than as expressly provided in the Subscription Agreements. Other than the Bridge Financing and the PIPE Investment as contemplated by the Subscription Agreements, AOM is not party to, and has not entered into, any agreement, arrangement or commitment (written or oral) relating to any equity or debt financing, capital contribution or similar transaction in connection with the transactions contemplated hereby. As of the date hereof, an aggregate principal amount of $75,612,000 of the Bridge Financing has been funded to AOM, and all such funded amounts have been made in accordance with the terms of the Subscription Agreements.

Section 3.25 NOAA Application. AOM is in substantial compliance, in all material respects, with the application requirements applicable to the NOAA Application, as such term is used in and construed pursuant to 15 C.F.R. § 970.209, including all procedural, informational, and disclosure requirements thereunder. To the Knowledge of AOM, there is no fact, circumstance, or condition that would reasonably be expected to adversely affect, prevent, or materially delay the approval of the NOAA Application by NOAA.

Section 3.26 Assets of the Company. Other than (a) the NOAA Application, (b) the AOM Contracts, and (c) the other assets set forth on Section 3.26 of the AOM Disclosure Schedule, AOM does not own or hold any material assets.

Section 3.27 Ownership of Odyssey Capital Stock. Except as disclosed in Section 3.27 of the AOM Disclosure Schedule, neither AOM nor any AOM Stockholder, nor any director or officer of AOM, directly or indirectly, owns or has owned, beneficially or otherwise, any shares of Odyssey Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ODYSSEY PARTIES

Except as disclosed in (x) the Odyssey Reports furnished to or filed with the SEC prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)); or (y) the disclosure schedules delivered by Odyssey to AOM concurrently with the execution of this Agreement (the “Odyssey Disclosure Schedule”), in each case under the corresponding section referenced below (or, to the extent it is reasonably apparent on its face that such disclosure qualifies or applies to another representation or warranty, under any other applicable section), and subject to the terms, conditions and limitations of this Agreement, the Odyssey Parties hereby jointly and severally represent and warrant to AOM as follows:

Section 4.1 Organization. Each of the Odyssey Parties is a corporation duly incorporated, validly existing and in good standing under, with respect to Odyssey, the Laws of the State of Nevada and, with respect to Merger Sub, the Laws of the State of Delaware. Each of the Odyssey Parties has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business in all material respects as it is

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presently conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which such Odyssey Party is a party. Each of the Odyssey Parties is duly qualified, licensed or registered to transact business, and is in good standing, under the Laws of each jurisdiction in which the character or location of its properties or assets, or the nature of its activities, requires such qualification, licensing or registration, except where the failure to be so qualified, licensed or registered would not reasonably be expected to have an Odyssey Material Adverse Effect.

Section 4.2 Authorization. Each of the Odyssey Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to the receipt of the requisite approval of the Transaction Proposals by the holders of Odyssey Common Stock. The “Odyssey Shareholder Approval” means (a) with respect to the Odyssey Share Issuance and the Odyssey Assumed Warrants Issuance, the affirmative vote of a majority of the votes cast by Odyssey Shareholders present in person or represented by proxy at the Odyssey Shareholders Meeting and entitled to vote thereon, and (b) with respect to the Odyssey Articles Amendment, the affirmative vote of Odyssey Shareholders holding a majority of the voting power of the issued and outstanding shares of Odyssey Common Stock entitled to vote thereon at the Odyssey Shareholders Meeting. The Odyssey Shareholder Approval constitutes the only votes or approvals of any class or series of Odyssey’s capital stock necessary to approve the Transaction Proposals. The execution and delivery of this Agreement and the Ancillary Agreements to which any Odyssey Party is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each Odyssey Party. This Agreement has been duly authorized, executed and delivered by each Odyssey Party, and each Ancillary Agreement to which any Odyssey Party is or will be a party as of the Closing Date will be duly authorized, executed and delivered by such Odyssey Party, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, this Agreement and each such Ancillary Agreement constitute the legal, valid and binding obligations of each applicable Odyssey Party, enforceable against such Odyssey Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally, and to general equitable principles (regardless of whether considered in a proceeding at Law or in equity).

Section 4.3 Capitalization.

(a) As of the Capitalization Date, the authorized capital stock of Odyssey consists solely of (i) 75,000,000 shares of Odyssey Common Stock, of which 58,368,659 shares were issued and outstanding, and (ii) 24,984,166 shares of preferred stock, par value $0.0001 per share (the “Odyssey Preferred Stock”), of which no shares were issued or outstanding. As of the Capitalization Date, (A) 551,378 shares of Odyssey Common Stock are reserved for issuance pursuant to the 2020 Odyssey Warrants, (B) 4,868,963 shares of Odyssey Common Stock are reserved for issuance pursuant to the 2022 Odyssey Warrants, and (C) 1,365,246 shares of Odyssey Common Stock are reserved for issuance pursuant to the December 2023 Odyssey Warrants. As of the Capitalization Date, (1) 2,584,574 options to acquire shares of Odyssey Common Stock are outstanding pursuant to Odyssey’s employee and director equity compensation plans set forth on Section 4.3(a) of the Odyssey Disclosure Schedule (the “Odyssey Stock Plans”), (2) 212,000 restricted stock units with respect to shares of Odyssey Common Stock are outstanding under the Odyssey Stock Plans, and (3) 193,103 shares of Odyssey Common Stock are reserved for issuance pursuant to the Odyssey Stock Plans. As of the Capitalization Date, 1,841,132 shares of Odyssey Common Stock are reserved for issuance pursuant to the Oceanica Equity Exchange Agreements. All shares of Odyssey Common Stock to be issued pursuant to this Agreement at the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and free of any preemptive rights.

(b) Except for this Agreement, the Ancillary Agreements, the Oceanica Equity Exchange Agreements, stock options or restricted stock units awarded under the Odyssey Stock Plans, and the Odyssey

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Warrants, there are no stock appreciation, phantom stock, stock based performance unit, profit participation, restricted stock, restricted stock unit, equity based compensation or similar rights with respect to Odyssey, and there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to Odyssey Common Stock or Odyssey Preferred Stock, or obligating Odyssey to issue, deliver or sell, or to cause to be issued, delivered or sold, any shares or other equity interests of Odyssey, including any security convertible into or exercisable for Odyssey Common Stock or Odyssey Preferred Stock. Odyssey is not party to any Contract requiring it to repurchase, redeem or otherwise acquire any shares of Odyssey Common Stock, Odyssey Preferred Stock or any securities convertible into or exchangeable for Odyssey Common Stock or Odyssey Preferred Stock, or to make any investment in any other Person.

(c) Each share of Odyssey Common Stock that has been sold by Odyssey was sold pursuant to registration requirements of the Securities Act or an appropriate exemption therefrom. None of the issued and outstanding shares of Odyssey Common Stock were issued in violation of any preemptive rights, Laws or Orders. Except as set forth on Section 4.3(c) of the Odyssey Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Odyssey Common Stock or any other equity interests in Odyssey.

(d) The shares of Odyssey Common Stock are registered under the Exchange Act and listed and posted for trading on Nasdaq and, except for such registration, listing and trading, Odyssey has not caused any of its securities to be listed or quoted on any other securities exchange or market or to be registered under any other securities Laws.

Section 4.4 Consents and Approvals; No Violations. Subject to the receipt of the Odyssey Shareholder Approval of the Transaction Proposals, the filing of the Certificate of Merger, the filing of any Odyssey Report, and the filing of the Registration Statement and the Proxy Statement/Prospectus, and assuming the accuracy of (x) AOM’s representations and warranties in Section 3.5, and (y) the representations and warranties of AOM, CIC or OML contained in any Ancillary Agreement, neither the execution and delivery of this Agreement by Odyssey or any Ancillary Agreement to which Odyssey is a party, nor the performance by Odyssey of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with, or result in any breach of, any provision of the Organizational Documents of any Odyssey Party; (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, except for any such filing, consent, or approval that is required solely as a result of any facts or circumstances relating to AOM, CIC, OML or any of their respective Affiliates; (c) result in a material violation of, or a material default under (or give rise to any right of termination, cancellation or acceleration under), any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which any Odyssey Party is a party or by which any Odyssey Party or any of their respective assets is bound; (d) result in the creation of any Lien upon any properties or assets of any Odyssey Party (other than Permitted Liens); or (e) violate in any material respect any Law or Order applicable to any Odyssey Party; except, in the case of clauses (b) through (e), for any such filings, consents, approvals, violations or defaults that would not reasonably be expected to have an Odyssey Material Adverse Effect.

Section 4.5 Financial Statements.

(a) The financial statements (including the notes thereto) contained or incorporated by reference in the Odyssey Reports fairly present, in all material respects, (i) the financial condition of Odyssey as of the respective dates thereof and for the periods presented therein, in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Regulation S-X), and (ii) the consolidated financial position, results of operations, income and cash flows of Odyssey as of the respective dates and for the respective periods indicated therein, except as otherwise noted therein.

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(b) Odyssey has established and maintained internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Odyssey’s financial reporting and the preparation of financial statements in accordance with GAAP; and

(c) Odyssey has established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that material information relating to Odyssey is made known to Odyssey’s principal executive officer and principal financial officer by others within Odyssey.

Section 4.6 No Undisclosed Liabilities. Except as set forth in the consolidated balance sheet of Odyssey included in its Annual Report on Form 10-K for the year ended December 31, 2025, no Odyssey Party has any liabilities or obligations of the type required to be disclosed in a consolidated balance sheet of Odyssey in accordance with GAAP, whether accrued, absolute, contingent or otherwise, and whether arising out of any transaction entered into on or prior to the date hereof, any action or inaction occurring on or prior to the date hereof, any state of facts existing on or prior to the date hereof, or otherwise, except for liabilities or obligations that: (a) were incurred since December 31, 2025, in the Ordinary Course; (b) were incurred since December 31, 2025, pursuant to or in connection with this Agreement or the transactions contemplated hereby; (c) are disclosed in any Odyssey Report; (d) are disclosed in this Agreement or the schedules hereto; or (e) would not reasonably be expected to be material to the applicable Odyssey Party.

Section 4.7 Absence of Certain Changes. Except as set forth on Section 4.7 of the Odyssey Disclosure Schedule or as disclosed in any Odyssey Report, since December 31, 2025, and through the date of this Agreement:

(a) Odyssey has conducted its business in all material respects in the Ordinary Course;

(b) no Odyssey Party has sold, assigned, transferred, leased, abandoned or otherwise disposed of any properties or assets, in each case, other than in the ordinary course of business;

(c) no Odyssey Material Adverse Effect has occurred; and

(d) no Odyssey Party has taken, or omitted to take, any action that, if taken or omitted after the date of this Agreement, would require AOM’s consent under Section 5.2.

Section 4.8 Real Estate.

(a) None of the Odyssey Parties owns any fee interest in real property.

(b) Section 4.8(b) of the Odyssey Disclosure Schedule sets forth each parcel of real property leased, subleased, licensed, or otherwise used or occupied by Odyssey or any of its Subsidiaries (each, an “Odyssey Leased Real Property”), including the name of the landlord, the name of the entity holding the leasehold interest, and the street address of each Odyssey Leased Real Property.

(c) True, correct and complete copies of all leases, subleases, licenses, amendments, extensions, guaranties and other material agreements relating to the Odyssey Leased Real Properties (each, an “Odyssey Lease” and collectively, the “ Odyssey Leases”) have been made available to AOM. Section 4.8(b) of the Odyssey Disclosure Schedule includes a true and complete list of all Odyssey Leases setting forth the date and parties thereto.

(d) The Odyssey Leased Real Properties listed on Section 4.8(b) of the Odyssey Disclosure Schedule constitute all real property owned, leased, occupied or otherwise used in the operation of the businesses of Odyssey and its Subsidiaries.

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(e) Except as set forth on Section 4.8(b) of the Odyssey Disclosure Schedule, with respect to each Odyssey Leased Real Property: (i) the applicable Odyssey Lease is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to proper authorization and execution by the other party thereto and to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity; (ii) none of Odyssey or any of its Subsidiaries is in material breach or material default under such Odyssey Lease, and no event or circumstance has occurred that, with notice, the passage of time or both, would constitute such a material breach or material default or permit the termination, modification or acceleration of rent, nor, to the Knowledge of Odyssey, has any such breach or default occurred by the other party or parties thereto; (iii) no security deposit (or portion thereof) under such Odyssey Lease has been applied to satisfy a breach or default that has not been replenished to the extent required under such Odyssey Lease; (iv) neither Odyssey nor any of its Subsidiaries owes any brokerage commissions or finder’s fees in respect of such Odyssey Lease; (v) neither Odyssey nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of such Odyssey Leased Real Property; (vi) neither Odyssey nor any of its Subsidiaries has collaterally assigned or granted any security interest in such Odyssey Lease or any interest therein; and (vii) the possession and quiet enjoyment of such Person under such Odyssey Lease has not been disturbed, and, to the Knowledge of Odyssey, no disputes exist with respect to such Odyssey Lease.

Section 4.9 Intellectual Property.

(a) Section 4.9(a) of the Odyssey Disclosure Schedule sets forth a true, correct and complete list of all Odyssey Intellectual Property that is registered, applied for, issued or granted under the authority of, with or by any Governmental Entity. The Odyssey Intellectual Property is subsisting, valid and enforceable, and Odyssey or one of its Subsidiaries is the sole and exclusive owner of each item of Odyssey Intellectual Property.

(b) (i) Neither Odyssey nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, and (ii) to the Knowledge of Odyssey, no Person is infringing, misappropriating or otherwise violating any Odyssey Intellectual Property. There are no pending or, to the Knowledge of Odyssey, threatened claims (A) relating to any of the foregoing or (B) challenging the validity, enforceability, scope or ownership of any Intellectual Property brought by Odyssey or any of its Subsidiaries or brought by any Person against the Odyssey Intellectual Property.

(c) Odyssey and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of, and protect against the misuse and misappropriation of, the trade secrets and other confidential information included in the Odyssey Intellectual Property.

(d) Except as set forth on Section 4.9(d) of the Odyssey Disclosure Schedule, the IT Assets currently owned, leased or licensed by the Odyssey Parties (i) have never malfunctioned, broken down, sub-standardly performed or failed in any material respect and (ii) are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access, disablement or erasure or otherwise adversely affect the functionality of such IT Assets. The Odyssey Parties have in place commercially reasonable measures to monitor and protect the integrity and security of such IT Assets (and all information contained therein or transmitted thereby) against any unauthorized use, access, theft, disclosure, misuse, loss, interruption, modification or corruption.

Section 4.10 Litigation; Insolvency.

(a) Except as set forth on Section 4.10 of the Odyssey Disclosure Schedule, during the past three (3) years, there have been no Actions or Orders, and there are no Actions or Orders (including any brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of Odyssey, threatened against any Odyssey Party or relating to any Odyssey Party or any of their respective businesses, assets, properties, or rights, whether at Law or in equity, including any Actions or Orders that challenge or seek to enjoin, alter or

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materially delay the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that the foregoing excludes any Actions or Orders that would not reasonably be expected to be material to the Odyssey Parties, taken as a whole.

(b) Except as set forth on Section 4.10 of the Odyssey Disclosure Schedule, none of the Odyssey Parties has initiated or filed any Action against any Person that remains pending as of the date of this Agreement.

(c) No act or proceeding has been taken by or against any Odyssey Party in connection with its dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement or for the appointment of a trustee, receiver, manager or other administrator of such Odyssey Party or any of its properties or assets nor, to the Knowledge of Odyssey, is any such act or proceeding threatened.

Section 4.11 Odyssey Material Contracts. The Odyssey Material Contracts (other than those terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects and enforceable against Odyssey and, to the Knowledge of Odyssey, against the other parties thereto, assuming the due authorization, execution and delivery by such other parties, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity. To the Knowledge of Odyssey, no event or condition exists under any Odyssey Material Contract that constitutes a material violation, material breach or event of default thereunder by Odyssey, or that, with or without notice or the passage of time, would reasonably be expected to have an Odyssey Material Adverse Effect.

Section 4.12 Tax Returns; Taxes. Except (x) to the extent the below would not reasonably be expected to have, individually or in the aggregate, an Odyssey Material Adverse Effect, or (y) as set forth on Section 4.12 of the Odyssey Disclosure Schedule:

(a) All Tax Returns required to be filed with any Governmental Entity by, or on behalf of, Odyssey in the past three (3) years have been filed when due (giving effect to all extensions) in accordance with all applicable Law, and all such Tax Returns are true, accurate and complete in all material respects.

(b) In the past three (3) years, each of Odyssey and its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which Odyssey ordinarily records items on its books and records. Since the date the most recent Odyssey Report was filed, neither Odyssey nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither Odyssey nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Taxes, in each case that has not since expired.

(d) There are no written claims for additional unpaid Taxes that have been asserted within the last three (3) years against Odyssey or any of its Subsidiaries, and no proposals or deficiencies for any Taxes of Odyssey are being asserted, proposed or threatened, nor is any audit or investigation of any Tax Return of Odyssey underway, pending or threatened and to the knowledge of Odyssey and its Subsidiaries, no such audit or investigation is being contemplated.

(e) In the past three (3) years, Odyssey and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely remitted to the relevant Governmental Entity.

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(f) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to AOM or any of its Subsidiaries which rulings remain in effect.

(g) During the two (2)-year period ending on the date of this Agreement, neither Odyssey nor its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed, in whole or in part, by Section 355 of the Code.

(h) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Odyssey or its Subsidiaries.

(i) In the past five (5) years, no claim has been made in writing by any taxing authority in a jurisdiction where Odyssey or its Subsidiaries do not file Tax Returns that Odyssey or its Subsidiaries are or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j) Odyssey has no outstanding stock as determined for U.S. federal income Tax purposes other than the Odyssey Common Stock.

(k) Neither Odyssey nor its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Odyssey or its Subsidiaries was the common parent, (ii) is party to any Tax sharing, indemnification, allocation or similar Agreement or obligation (other than any such agreement solely between the Odyssey and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the Odyssey or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor by Contract or otherwise by operation of Law.

(l) Neither Odyssey nor its Subsidiaries is or has in the past five (5) years been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(m) Neither Odyssey nor any of its Subsidiaries has taken any action nor knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(n) Notwithstanding anything contained in this Section 4.12, Odyssey (and its Subsidiaries) makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis, or other Tax attributes that Odyssey (and its Subsidiaries) may have.

Section 4.13 Environmental Matters. Except as would not reasonably be expected to have an Odyssey Material Adverse Effect:

(a) Odyssey and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws.

(b) The Odyssey Parties have obtained all Environmental Permits required for the occupancy of their respective facilities and the operation of their businesses. The transactions contemplated by this Agreement will not result in or trigger the termination, modification, revocation, or right of termination or cancellation under any such Environmental Permits.

(c) No Hazardous Substances have been disposed of, arranged to be disposed of, Released or transported in violation of any applicable Environmental Law or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Odyssey or any of its Subsidiaries.

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(d) Neither Odyssey nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to, or otherwise become subject to, any obligation or liability of any other Person relating to any Hazardous Substance or Environmental Laws.

(e) Neither Odyssey nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person stating that Odyssey or any of its Subsidiaries is subject to any pending Action or Order, or any actual or alleged liability or obligation (i) arising under any Environmental Law, including any arising out of any act or omission of Odyssey, any Subsidiary, or any of their respective Representatives or (ii) relating to any Hazardous Substance, including any Action, Order, or any actual or alleged liability or obligation arising out of the ownership, use, control or operation by Odyssey or any Subsidiary of any facility, site, area or property from which there has been an actual or alleged Release of any Hazardous Substance.

Section 4.14 Licenses and Permits. Section 4.14 of the Odyssey Disclosure Schedule sets forth a true, correct and complete list of (a) all material licenses, permits, approvals, authorizations and consents (collectively, “Odyssey Licenses”) held by Odyssey and its Subsidiaries and (b) all pending applications, submissions or requests therefor. Odyssey and its Subsidiaries own or possess all material Odyssey Licenses necessary to conduct their respective operations as presently conducted and as proposed to be conducted. All such Odyssey Licenses held by Odyssey or any of its Subsidiaries are in full force and effect, and neither Odyssey nor any of its Subsidiaries has received any written notice of suspension, revocation, cancellation, termination or non-renewal with respect to any such Odyssey License. Each pending application, submission or request for an Odyssey License has been made in accordance with applicable Law in all material respects, and to Odyssey’s Knowledge, there exists no fact, circumstance or condition that would reasonably be expected to result in the denial of any such application.

Section 4.15 Employee and Labor Matters.

(a) Neither Odyssey nor any of its Subsidiaries is party to or otherwise bound by, or is in the process of negotiating, any labor agreements, collective bargaining agreements and any other labor-related agreements or arrangements with any union or other labor organization. No employee of Odyssey nor any of its Subsidiaries is represented by any union, works council or other labor organization and, to the Knowledge of Odyssey, there have been no union organizing activities in the past three (3) years.

(b) There is not now in existence, nor has there been during the past three (3) years, any pending or, to the Knowledge of Odyssey, threatened: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Odyssey or any of its Subsidiaries; or (ii) labor-related demand for representation. Except as set forth on Section 4.15(b) of the Odyssey Disclosure Schedule, there is not now in existence any pending or, to the Knowledge of Odyssey, threatened, and in the past three (3) years there has been no, material Action alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Odyssey, any of its Subsidiaries or any Odyssey Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel. Odyssey and its Subsidiaries are, and for the past three (3) years have been, in material compliance with all applicable Laws respecting employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(c) In the last three (3) years, neither Odyssey nor any of its Subsidiaries has entered into a settlement agreement with a current or former officer, employee or independent contractor of Odyssey or any of its Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of Odyssey or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of Odyssey, in the last three

(3) years, no allegations of sexual harassment have been made against any officer or employee of Odyssey or any of its Subsidiaries at a level of Vice President or above.

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(d) Odyssey and its Subsidiaries are, and for the past three (3) years have been, in material compliance with all notice and other requirements under the WARN Act.

(e) Section 4.15(e) of the Odyssey Disclosure Schedule sets forth, as of the date hereof, all material Odyssey Benefit Plans. Odyssey has made available to AOM the plan document (or a written summary, if unwritten) of each material Odyssey Benefit Plan.

(f) Neither Odyssey nor any of its Subsidiaries has any direct or contingent liability with respect to any plan subject to Title IV of ERISA. Each Odyssey Benefit Plan has been administered, funded and operated in compliance in all material respects with its terms and all applicable Laws, and all contributions required to be made with respect to any Odyssey Benefit Plan on or before the date hereof have been made. No actions, suits or claims (other than routine claims for benefits) are pending or, to the Knowledge of Odyssey, threatened, involving any Odyssey Benefit Plan.

(g) Neither Odyssey nor any of its Subsidiaries has any direct or contingent liability nor any obligation to provide post-employment pension, medical, life insurance nor any other benefit of any nature to any individual under applicable labor, employment, or collective bargaining agreements, or pursuant to any social security, healthcare and tax Laws.

Section 4.16 International Trade & Anti-Corruption Matters.

(a) Neither Odyssey nor any of its Subsidiaries, nor any of their respective Representatives: (i) is a Sanctioned Person; (ii) has violated or is in violation of any Trade Control Laws, or has engaged, or is engaging in, any conduct reasonably expected to result in it being designated as a Sanctioned Person; (iii) has engaged in or is engaged in any dealings or transactions, directly or indirectly, with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country; or (iv) is otherwise in violation of Sanctions.

(b) Odyssey, its Subsidiaries, and each of their respective Representatives are, and during the past five (5) years, have been, in compliance with Anti-Money Laundering Laws and Anti-Corruption Laws.

(c) Neither Odyssey nor any of its Subsidiaries, nor any of their respective Representatives, have, during the past five (5) years, (i) directly or indirectly used any corporate funds for any contributions, gifts, entertainment, or other unlawful expenses related to any political activity; or (ii) directly or indirectly made, offered, promised, authorized, requested or accepted any bribe, rebate, payoff, influence payment, or given or received any money or anything of value, to or from any Government Official or any other Person.

(d) Odyssey and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with Anti Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(e) Odyssey and its Subsidiaries maintain written policies, procedures and internal controls designed to prevent, deter and detect violations of Anti Corruption Laws, and maintains procedures and internal controls designed to prevent, deter and detect violations of Anti-Money Laundering Laws and Trade Control Laws. During the past seven (7) years, neither Odyssey nor any of its Subsidiaries has, in connection with its business, received any notice or is otherwise aware of any Action, Order, allegation or other communication from any Governmental Entity or other Person, made any voluntary or involuntary disclosure to any Governmental Entity, or conducted any internal investigation or audit, relating to any actual or potential violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Trade Control Laws.

Section 4.17 Certain Fees. Except as set forth on Section 4.17 of the Odyssey Disclosure Schedule, Odyssey has not incurred, or shall incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

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Section 4.18 Insurance. Odyssey and its Subsidiaries maintain insurance policies, including directors’ and officers’ liability insurance policies, providing coverage that is customary and sufficient for businesses of the size and type operated by Odyssey and its Subsidiaries. Odyssey has maintained directors’ and officers’ liability insurance coverage for its directors and officers on a continuous basis for the past six (6) years. All such insurance policies are in full force and effect, all premiums required to be paid with respect to periods through the Closing Date have been (or will be) timely paid in all material respects, and such insurance policies will continue in full force and effect in all material respects as they apply to any matter, action or event relating to Odyssey or any of its Subsidiaries occurring on or prior to the Closing Date, in each case except as would not reasonably be expected to have an Odyssey Material Adverse Effect.

Neither Odyssey nor any of its Subsidiaries has received any written notice of cancellation, termination, reduction in coverage or denial of any material claim under any such insurance policy, except as would not reasonably be expected to have an Odyssey Material Adverse Effect. There is no pending material claim by Odyssey or any of its Subsidiaries under any such insurance policy for which coverage has been denied or disputed by the applicable insurer (other than pursuant to a customary reservation of rights).

Section 4.19 Affiliate Transactions. Except as described in the Odyssey Reports or in connection with this Agreement or the Ancillary Agreements, there are no material transactions, agreements, arrangements or understandings between any Odyssey Party, on the one hand, and (i) any director or officer of such Odyssey Party or (ii) any stockholder beneficially owning more than five percent (5%) of the outstanding equity securities of such Odyssey Party, or any Affiliate of any of the foregoing, on the other hand.

Section 4.20 Information Supplied. None of the information supplied or to be supplied by any Odyssey Party for inclusion in, or incorporation by reference into, the Registration Statement or the Proxy Statement/Prospectus will, (a) in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC (and any amendment or supplement thereto) and at the time it becomes effective under the Securities Act, or (b) in the case of the Proxy Statement/Prospectus, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the Odyssey Shareholders and at the time of the Odyssey Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, in each case subject to any qualifications or limitations expressly set forth in the materials provided by Odyssey or included in the Registration Statement, the Proxy Statement/Prospectus or Odyssey Reports. Notwithstanding the foregoing, no Odyssey Party makes any representation, warranty or covenant with respect to: (i) statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus to the extent based on information supplied by, or on behalf of, AOM, CIC or OML for inclusion or incorporation therein; or (ii) any projections or forecasts included in the Registration Statement or the Proxy Statement/Prospectus.

Section 4.21 Compliance with Laws.

(a) Each Odyssey Party is, and has been for the past three (3) years, in compliance with all Laws and Orders in each case applicable to its business, operations, assets or properties, except for any noncompliance that would not reasonably be expected to be material to the Odyssey Parties, taken as a whole. No Odyssey Party has received any written notice alleging, and no Odyssey Party has been charged with, any material violation of any such Laws or Orders.

(b) None of the Odyssey Parties has received any written notices or other written correspondence from any Governmental Entity (A) regarding any material violation (or any Action involving allegations of any material violation) of any Law or (B) of any circumstances that may have existed or currently exist which could reasonably be expected to lead to a loss, suspension, or modification of, or a refusal to issue, any material Odyssey License. To the Knowledge of Odyssey, no Action involving allegations of any material violation of any Law is threatened.

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Section 4.22 Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof, and has no assets, liabilities or obligations of any nature other than those incidental to its formation and those arising pursuant to this Agreement and the other transactions contemplated hereby.

Section 4.23 SEC Filings; Nasdaq.

(a) Odyssey has filed with or furnished to the SEC all Odyssey Reports.

(b) As of the date of filing (and as of the date of any amendment), each Odyssey Report complied, and each Odyssey Report filed between the date hereof and the Closing will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.

(c) As of their respective filing dates (or, if amended or superseded prior to the date hereof, as of the date of such amendment or superseding filing), and except as revised, corrected, superseded by or disclosed in any subsequent filing prior to the date hereof, the Odyssey Reports were, and any Odyssey Reports filed after the date hereof will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes- Oxley Act, as applicable. The Odyssey Reports did not, and any Odyssey Reports filed after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Except as corrected by any subsequent filing prior to the date hereof, each Odyssey Report that is a registration statement (as amended or supplemented, if applicable), filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Except as disclosed in the Odyssey Reports, for the past three (3) years, Odyssey has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq, including the requirements for continued listing of Odyssey Common Stock on Nasdaq. There are no actions, suits or proceedings pending or, to the Knowledge of Odyssey, threatened or contemplated, and Odyssey has not received any notice from Nasdaq or the SEC, regarding the revocation of such listing or the delisting of Odyssey Common Stock from Nasdaq or the SEC.

(f) Odyssey maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) reasonably designed to ensure that all material information required to be disclosed by Odyssey in the reports it files under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Odyssey’s SEC filings and other public disclosure documents, and to enable the certifications required under Sections 302 and 906 of the Sarbanes—Oxley Act. Odyssey also maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

(g) Odyssey is, and has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable provisions of the Exchange Act and the Securities Act that, under the terms of such provisions and applicable SEC guidance (including the applicable compliance dates), are applicable to Odyssey.

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ARTICLE V

COVENANTS

Section 5.1 Interim Operations of AOM. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, except (i) as otherwise contemplated by this Agreement or the Ancillary Agreements, (ii) as consented to by Odyssey in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by the terms of any Contract, or (iv) as set forth in Section 5.1 of the AOM Disclosure Schedule:

(a) AOM shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct their activities in a manner consistent with their nature and stage of development, and to use commercially reasonable efforts to (i) preserve intact their present business organizations, (ii) keep available the services of their directors, officers and key consultants and other advisors, and (iii) maintain existing relationships with any business relations.

(b) AOM shall not, and shall cause its Subsidiaries not to, take any of the following actions:

(i) amend or otherwise change any of their Organizational Documents;

(ii) issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests, or issue or sell, or authorize the issuance or sale of, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any such equity interests, or enter into any Contract with respect to the foregoing, in each case except for the issuance and sale of equity securities in connection with the Bridge Financing and the PIPE Investment (including the issuance of shares of AOM Common Stock upon conversion of the Bridge Debentures and any additional shares of AOM Common Stock issuable pursuant to the anti-dilution provisions of the Anti-Dilution Agreement);

(iii) split, combine, redeem, reclassify, purchase or otherwise acquire any membership interests, shares of capital stock or other equity interests;

(iv) declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests (whether in cash, assets, stock or other securities), or otherwise make any payments to any stockholder in its capacity as such;

(v) sell, lease, license, permit to lapse, transfer, abandon or otherwise dispose of any of their properties or assets that are material to their businesses;

(vi) amend in any adverse respect, terminate or extend any AOM Contract or AOM Lease, or enter into any Contract or Lease that would have constituted an AOM Contract or AOM Lease if entered into prior to the date hereof (other than renewals, extensions or terminations in the ordinary course of business customary for a company at a comparable stage of development);

(vii) (A) incur any Indebtedness; or (B) make any loans or advances to any Person;

(viii) (A) grant or agree to grant to any employee, officer, or director of AOM or any Subsidiary any increase in wages, salary, bonus, severance, profit-sharing, retirement, deferred compensation, change-in-control, retention, insurance or other compensation or benefits; (B) make any bonus or incentive payments to any employee or officer; or (C) enter into any new employment agreement;

(ix) (A) make, change or rescind any Tax election; (B) settle or compromise any claim, notice, audit report or assessment in respect of any Taxes; (C) file any amended Tax Return or claim any Tax refund; (D) surrender any right to claim any Tax refund; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement, or any closing agreement relating to Taxes (other than agreements entered into in connection with the organizational, administrative, or

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compliance activities of AOM and its Subsidiaries and not primarily related to Taxes); (F) fail to pay any Taxes when due, other than Taxes being contested in good faith through appropriate proceedings with adequate reserves established in accordance with GAAP; (G) request any Tax ruling from a Governmental Entity; or (H) consent to any extension or waiver of any statute of limitations applicable to any Tax claim or assessment;

(x) cancel or forgive any Indebtedness owed to AOM or any Subsidiary (other than Indebtedness owed by AOM or any Subsidiary to AOM or any other Subsidiary);

(xi) except as required by Law or GAAP, make any material change in the financial or Tax accounting methods, principles or practices of AOM or any Subsidiary (or change any annual accounting period);

(xii) grant, create or consent to the creation of any Lien (other than Permitted Liens) on any assets or Leased Real Properties of AOM or its Subsidiaries;

(xiii) waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative);

(xiv) other than in the ordinary course of business customary for a company at a comparable stage of development, make or incur any capital expenditures;

(xv) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than assets acquired in the ordinary course of business customary for a company at a comparable stage of development;

(xvi) enter into any new line of business;

(xvii) adopt or effect any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the Merger and the transactions contemplated by this Agreement;

(xviii) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with the levels maintained as of the date of this Agreement;

(xix) amend any Ancillary Agreement; or

(xx) authorize, commit or agree to take any of the actions prohibited by this Section 5.1.

Section 5.2 Interim Operations of the Odyssey Parties. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, except (i) as otherwise contemplated by this Agreement or the Ancillary Agreements, (ii) as consented to by AOM in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by the terms of any Contract, or (iv) as set forth in Section 5.2 of the Odyssey Disclosure Schedule:

(a) each Odyssey Party shall use commercially reasonable efforts to conduct its activities in the ordinary course of business, and to use commercially reasonable efforts to (i) preserve intact its present business organizations, (ii) keep available the services of its directors, officers and key consultants and other advisors, and (iii) maintain existing relationships with any business relations;

(b) each Odyssey Party shall not take any of the following actions:

(i) amend or otherwise change its Organizational Documents in a manner that would be materially or disproportionately adverse to the AOM Stockholders (relative to the Odyssey Shareholders);

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(ii) issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests, or issue or sell, or authorize the issuance or sale of, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any such equity interests, or enter into any Contract with respect to the foregoing;

(iii) split, combine, redeem, reclassify, purchase or otherwise acquire any shares of capital stock or other equity interests;

(iv) declare, authorize or pay any dividends or make any other distributions with respect to its outstanding equity interests (whether in cash, assets, stock or other securities), or otherwise make any payments to any stockholder in its capacity as such;

(v) sell, lease, license, permit to lapse, transfer, abandon or otherwise dispose of any properties or assets that are material to its business;

(vi) amend in any adverse respect, terminate or extend any Odyssey Material Contract or Odyssey Lease, or enter into any Contract or Lease that would have constituted an Odyssey Material Contract or Odyssey Lease if entered into prior to the date hereof (other than renewals, extensions or terminations in the ordinary course of business);

(vii) (A) incur any Indebtedness; or (B) make any loans or advances to any Person;

(viii) (A) grant or agree to grant to any employee, officer, director or independent contractor of Odyssey or any Subsidiary any increase in wages, salary, bonus, severance, profit-sharing, retirement, deferred compensation, change-in-control, retention, insurance or other compensation or benefits; (B) make any bonus or incentive payments to any employee or officer; or (C) enter into any new employment, consulting or other compensation agreement, in each case other than (1) increases required by applicable Law or existing Contracts, (2) annual merit increases consistent with past practice, (3) payments made pursuant to any Odyssey Benefit Plan, or (4) actions taken to fill vacancies in the ordinary course of business;

(ix) (A) make change or rescind any Tax election; (B) settle or compromise any claim, notice, audit report or assessment in respect of any Taxes; (C) file any amended Tax Return or claim any Tax refund; (D) surrender any right to claim any Tax refund; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement, or any closing agreement relating to Taxes (other than agreements entered into in the Ordinary Course and not primarily related to Taxes); (F) fail to pay any Taxes when due, other than Taxes being contested in good faith through appropriate proceedings with adequate reserves established in accordance with GAAP; (G) request any Tax ruling from a Governmental Entity; or (H) except in the Ordinary Course, consent to any extension or waiver of the statute of limitations for any Tax claim or assessment;

(x) cancel or forgive any Indebtedness owed to Odyssey or any Subsidiary (other than Indebtedness owed by Odyssey or any Subsidiary to Odyssey or any other Subsidiary);

(xi) except as required by Law or GAAP, make any material change in its financial or Tax accounting methods, principles or practices (or change any annual accounting period);

(xii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than assets acquired in the ordinary course of business;

(xiii) grant, create or consent to the creation of any material Lien (other than Permitted Liens) on any of its assets or any Odyssey Leased Real Properties;

(xiv) waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative);

(xv) other than in the ordinary course of business, make or incur any capital expenditures;

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(xvi) enter into any new line of business;

(xvii) adopt or effect any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the Merger and the transactions contemplated by this Agreement;

(xviii) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with the levels maintained as of the date of this Agreement;

(xix) amend any Ancillary Agreement; or

(xx) authorize, commit or agree to take any of the actions prohibited by this Section 5.2.

Section 5.3 Commercially Reasonable Efforts. Each of the Parties shall cooperate with one another and use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications, and orders of Governmental Entities required to consummate the transactions contemplated hereby. Each Party shall (a) promptly provide the other Parties with copies of all written communications, and memoranda summarizing the substance of all oral communications, between such Party, any of its Affiliates or its or their respective Representatives, on the one hand, and any Governmental Entity, on the other hand, in each case relating to this Agreement or the transactions contemplated hereby and (b) reasonably cooperate and coordinate with respect to the same.

Section 5.4 Public Announcements. Except as otherwise expressly permitted by this Section 5.4, no Party shall, and each Party shall cause its Affiliates not to, issue or make any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that such consent shall not be required for any public announcement or press release whose content is consistent with that of any prior or contemporaneous public announcement or press release made by any Party in compliance with this Section 5.4. Nothing in this Section 5.4 shall prohibit or limit any Party from making any announcement, statement, or acknowledgment that such Party is required to make pursuant to applicable Law or the rules or requirements of any national securities exchange; provided, however, that, to the extent practicable, the Party making such announcement, statement, or acknowledgment shall furnish a copy thereof to the other Parties prior to its release and shall consider in good faith any reasonable comments provided by such other Parties.

Section 5.5 Access to Information; Confidentiality. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, and upon reasonable advance notice, each of AOM, on the one hand, and the Odyssey Parties, on the other hand (each, a “Providing Party”), shall provide the other Party and its Representatives (the “ Receiving Party”) with reasonable access, during normal business hours, to such Providing Party’s employees, consultants, advisors, facilities (to the extent applicable), books and records as may be reasonably requested by the Receiving Party; provided that: (a) such access shall be provided in a manner that the Providing Party reasonably determines is appropriate to protect the confidentiality of the transactions contemplated by this Agreement; and (b) nothing herein shall require a Providing Party to provide access to, or to disclose any information to, the Receiving Party or its representatives if, in such Providing Party’s good-faith reasonable judgment, such access or disclosure: (i) would cause significant competitive harm to the Providing Party if the transactions contemplated hereby are not consummated; (ii) would result in a waiver of any legal privilege; or (iii) would violate any applicable Law or regulation of any Governmental Entity. All information made available by either Party pursuant to this Section 5.5 shall be treated as confidential information in accordance with the Confidentiality Agreement, the terms of which are hereby incorporated by reference.

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Section 5.6 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and similar Taxes and fees (including any related penalties and interest) (collectively, “Transfer Taxes”) incurred in connection with this Agreement shall be borne by the Party that is required to pay such Transfer Taxes under applicable Law. The Party required by Law to do so shall file all necessary Tax Returns with respect to such Transfer Taxes and timely pay such Transfer Taxes. Odyssey and AOM shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Tax Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Tax Laws, the amount of any such Transfer Taxes payable in connection therewith.

(b) Tax Cooperation.

(i) Odyssey and AOM shall cooperate fully, as reasonably requested by the other Party, in connection with the preparation and filing of any Tax Returns of AOM and in any audit, litigation or other proceeding relating to Taxes of AOM. Such cooperation shall include the retention and, upon request, provision of records and information reasonably relevant to such matters, and making employees available on a mutually convenient basis to provide additional information and explanation.

(ii) Odyssey and AOM shall use reasonable best efforts to obtain, and reasonably cooperate with the other Party in connection with the issuance to Odyssey or AOM of any Tax opinion(s) of counsel (A) required to be issued in connection with the declaration of effectiveness of the Form S-4 by the SEC regarding the U.S. federal income tax treatment of the Merger, or (B) reasonably necessary to confirm (or otherwise permit one or more of the Parties to report the Merger consistently with) the Intended Tax Treatment, in each case, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Odyssey or of AOM, as applicable) that contain customary representations reasonably necessary or appropriate for such counsel in connection with the issuance of such opinions. For the avoidance of doubt, the Tax opinion of counsel provided in this Section 5.6(b)(ii) (B) shall not be construed as a condition to the obligations of any Party to consummate the transactions contemplated by this Agreement.

(c) FIRPTA Certificate. At or prior to the Closing, AOM shall deliver to Odyssey (i) a certificate certifying that AOM is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897 of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code, and (ii) a notice to the IRS prepared in accordance with Treasury Regulations Section 1.897-2(h)(2) (together, the “FIRPTA Certificate”).

(d) Tax Treatment. For U.S. federal (and applicable state and local) income tax purposes, the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (with this Agreement being adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3) and, together with certain other transactions occurring in connection with the transaction contemplated by the Agreement, as a transaction described under Section 351(a) of the Code (the “Intended Tax Treatment”). No Party shall take any action that would cause the Merger to fail to qualify for the Intended Tax Treatment (and no Party shall fail to take any action that would cause the Merger to fail to qualify as a transaction described under Section 351(a) of the Code), and each Party shall cause all Tax Returns relating to the Merger to be filed on a basis that is consistent with the treatment of the Merger as a transaction described under Section 351(a) of the Code, in each case, unless otherwise required by a change in applicable Law or a “determination” as defined in Section 1313(a) of the Code.

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Section 5.7 Directors’ and Officers’ Indemnification.

(a) From and after the Closing, Odyssey shall, and shall cause each of its Subsidiaries to (i) indemnify, defend and hold harmless each of their current or former directors, officers, managers, employees, agents and fiduciaries (each, an “Indemnified Person”) (in all of their capacities) against any and all Losses incurred in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such Person is or was a director, officer, manager, employee, agent or fiduciary of Odyssey or any of its Subsidiaries or is or was serving at the request of Odyssey or any of its Subsidiaries as a director, officer, manager, employee, agent or fiduciary of any other Person (in each case, including in respect of any action or omission of any such Person in any such capacity), whether asserted or claimed before, at or after the Closing (including with respect to acts or omissions occurring in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and the consummation of such transactions), and provide advancement of expenses to the Indemnified Persons, in all such cases to the greatest extent that such Persons are indemnified or have the right to advancement of expenses before the Closing by Odyssey or any of its Subsidiaries, whether pursuant to the Organizational Documents of Odyssey or any of its Subsidiaries, individual indemnity agreements or otherwise, and such rights shall survive the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with the terms of the Organizational Documents of Odyssey or any of its Subsidiaries and such individual indemnity agreements as each exists before the Closing from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Person and (ii) without limitation of clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect until the expiration of the applicable statute of limitations the provisions regarding elimination of liability of any Indemnified Person, and indemnification of and advancement of expenses to any Indemnified Person contained in the Organizational Documents of Odyssey or any of its Subsidiaries.

(b) Odyssey shall, prior to the Closing, obtain and fully pay for (x) a “go-forward” directors’ and officers’ liability insurance policy to cover the post-Closing directors and officers of Odyssey and (y) “tail” insurance policies to Odyssey’s and AOM’s existing directors’ and officers’ liability insurance policies, with coverage for a period of six (6) years following the Closing, covering the Indemnified Persons and any individual who, at or prior to the Effective Time, was a director or officer of AOM (collectively, with such individual’s heirs, executors and administrators, the “AOM Covered Persons”) for claims arising out of acts or omissions occurring at or prior to the Effective Time. Such tail policies shall (i) provide coverage and amounts that are not less favorable to the Indemnified Persons and the AOM Covered Persons than those under Odyssey’s or AOM’s existing policies, as applicable, and (ii) contain terms and conditions that are no less advantageous to the Indemnified Persons and the AOM Covered Persons than Odyssey’s or AOM’s existing policies, as applicable.

(c) Notwithstanding anything to the contrary herein, the obligations of Odyssey and its Subsidiaries under this Section 5.7 shall be binding upon the successors and assigns of Odyssey and its Subsidiaries. In the event that Odyssey, any of its Subsidiaries or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then in each case Odyssey shall ensure, as a condition to such transaction, that the surviving or acquiring Person expressly assumes and agrees to honor the indemnification, advancement, exculpation and related obligations set forth in this Section 5.7 for the benefit of the Indemnified Persons.

(d) The obligations of Odyssey and its Subsidiaries under this Section 5.7 shall survive the Closing and shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person without the prior written consent of such affected Indemnified Person. It is expressly agreed that each Indemnified Person is an intended third-party beneficiary of this Section 5.7 and shall be entitled to enforce its terms.

(e) Nothing in this Agreement is intended to, nor shall it, release, waive or impair any rights of any Indemnified Person under any directors’ and officers’ liability insurance policy that is or has been in effect

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with respect to Odyssey or Merger Sub. The indemnification and advancement rights provided under this Section 5.7 are in addition to, and not in substitution for, any such insurance coverage.

Section 5.8 Form S-4; Proxy Statement/Prospectus.

(a) Subject to the completion and availability of the financial statements, pro forma financial information and other information required to be included pursuant to the Securities Act, the Exchange Act, and the rules and regulations of the SEC, including Regulation S-X and Regulation S-K (each as interpreted by the staff of the SEC), Odyssey shall use commercially reasonable efforts to, as promptly as reasonably practicable following the execution and delivery of this Agreement, and in any event within thirty (30) days after the date hereof, prepare and file with the SEC a registration statement on Form S-4 (together with all amendments and supplements thereto, the “Registration Statement”) to register under the Securities Act the (x) shares of Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II (including the shares of Odyssey Common Stock issuable pursuant to the conversion of Odyssey New Preferred Shares) and (y) Odyssey Assumed Warrants and Odyssey Assumed Warrant Shares, which Registration Statement shall include a proxy statement/prospectus (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) relating to the transactions contemplated by this Agreement and the Ancillary Agreements. The Proxy Statement/Prospectus shall be sent to the holders of Odyssey Common Stock in definitive form in connection with the Odyssey Shareholder Meeting, all in accordance with Odyssey’s Organizational Documents, applicable Law, and the rules and regulations of the SEC and Nasdaq. Without limitation, the Proxy Statement/Prospectus shall (i) solicit proxies from the holders of Odyssey Common Stock to vote at the Odyssey Shareholder Meeting in favor of (A) the adoption of this Agreement and the approval of the transactions contemplated hereby, (B) the Odyssey Share Issuance, (C) the Odyssey Assumed Warrants Issuance, (D) the Odyssey Articles Amendment, and (E) any other proposals deemed necessary or desirable by the Parties to consummate the transactions contemplated hereby (collectively, the “Transaction Proposals”), (ii) include financial and other information regarding the transactions contemplated hereby in accordance with Regulation 14A under the Exchange Act, and (iii) constitute a prospectus of Odyssey that complies with the provisions of the Securities Act relating to the Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II. The Registration Statement and the Proxy Statement/Prospectus shall comply in form and substance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder. Odyssey shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the transactions contemplated hereby. As promptly as reasonably practicable following the date on which the Registration Statement becomes effective, Odyssey shall mail the Proxy Statement/Prospectus to the holders of Odyssey Common Stock of record as of the record date established by the Odyssey Board. AOM shall furnish to Odyssey all information regarding AOM and its Affiliates reasonably requested for inclusion in the Registration Statement or the Proxy Statement/Prospectus or any amendment or supplement thereto and shall otherwise reasonably cooperate in its preparation, filing and distribution. Without limitation, AOM shall reasonably cooperate with Odyssey in connection with the preparation of (x) any required historical financial statements of AOM and its Affiliates and (y) any required pro forma financial information, in each case in accordance with Regulation S-X (as interpreted by the staff of the SEC). AOM shall pay, or promptly reimburse Odyssey for, all filing fees required to be paid to the SEC in connection with the filing of the Registration Statement and any amendments thereto, and all reasonable fees and expenses of any proxy solicitor engaged by Odyssey in connection with the transactions contemplated by this Agreement. Each of Odyssey and AOM shall promptly notify the other upon receipt of any comments from the SEC or any request for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus and shall provide the other with copies of all related correspondence. Each Party shall use its commercially reasonable efforts to respond as promptly as practicable to any SEC comments on the Registration Statement or the Proxy Statement/Prospectus. AOM shall cause its officers to be reasonably available to Odyssey and its counsel in connection with the drafting of the Registration Statement and the Proxy Statement/Prospectus and in responding in a timely manner to any comments from the SEC.

(b) Prior to filing the Registration Statement or the Proxy Statement/Prospectus (preliminary or definitive) or any material amendment or supplement thereto with the SEC, Odyssey shall make available drafts thereof to AOM, shall provide AOM with a reasonable opportunity to comment on such drafts, shall consider

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such comments in good faith, and shall accept all reasonable additions, deletions or changes proposed by AOM. Odyssey shall provide written notice (email permitted) to AOM upon filing the Registration Statement or the Proxy Statement/Prospectus or any amendment, supplement or SEC response related thereto. Odyssey shall promptly notify AOM of (i) the time when the Registration Statement or the Proxy Statement/Prospectus or any amendment or supplement thereto is filed with the SEC, (ii) the time when the Registration Statement has become effective, (iii) in the event of SEC review, oral or written notice of completion of such review, (iv) the issuance of any stop order by the SEC suspending the effectiveness of the Registration Statement or the initiation or threat of any proceeding for such purpose, (v) any request by the SEC for amendment of the Registration Statement or the Proxy Statement/Prospectus, (vi) any comments from the SEC and Odyssey’s responses thereto, and (vii) any requests by the SEC for additional information. Odyssey shall respond promptly to any SEC comments on the Registration Statement and the Proxy Statement/Prospectus, and Odyssey and AOM shall each use their commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable.

(c) If, at any time prior to the Odyssey Shareholder Meeting, any information is discovered that should be included in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Registration Statement or the Proxy Statement/Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Odyssey shall promptly file with the SEC and, to the extent required, transmit to the Odyssey Shareholders an appropriate amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus containing such information. If, at any time prior to the Odyssey Shareholder Approval being obtained, AOM becomes aware of any information, event or circumstance relating to AOM or any of its Affiliates, officers, directors or employees that should be disclosed in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus for the same purpose, AOM shall promptly inform Odyssey of such information, event or circumstance.

(d) Odyssey shall use its reasonable best efforts to (i) cause the shares of Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II to be approved for listing on Nasdaq upon issuance, and (ii) make all necessary and appropriate filings with Nasdaq and take all other steps reasonably required prior to the Closing Date to effect such listing.

Section 5.9 Odyssey Shareholder Meeting.

(a) Odyssey shall, as promptly as reasonably practicable, establish a record date (which shall be mutually agreed with AOM) for, and duly call, give notice of, convene and hold, a meeting of Odyssey Shareholders (the “Odyssey Shareholder Meeting”) to vote on the Transaction Proposals, as soon as practicable following the declaration of effectiveness of the Registration Statement by the SEC; provided that Odyssey may postpone or adjourn the Odyssey Shareholder Meeting on one (1) or more occasions if the Odyssey Board determines in good faith that such postponement or adjournment is necessary to solicit additional proxies or obtain approval of the Transaction Proposals or to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Odyssey Shareholders within a reasonable amount of time in advance of the Odyssey Shareholder Meeting. Odyssey shall use its commercially reasonable efforts to obtain the approval of the Transaction Proposals, including by soliciting proxies as promptly as reasonably practicable in accordance with applicable Law and Odyssey’s Organizational Documents. Odyssey, acting through the Odyssey Board, shall recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Odyssey Board Recommendation”) and shall include the Odyssey Board Recommendation in the Proxy Statement/Prospectus, in each case unless an Adverse Recommendation Change has been made in accordance with Section 5.10.

(b) Notwithstanding anything to the contrary contained in this Agreement (including any Adverse Recommendation Change), unless this Agreement is terminated in accordance with Section 8.1, the obligations

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of Odyssey under this Section 5.9 shall continue in full force and effect; provided, however, that nothing in this Section 5.9(b) shall be deemed to limit, waive, delay or otherwise affect Odyssey’s right to terminate this Agreement in accordance with Section 8.1. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Section 8.1, the Transaction Proposals shall be submitted to the Odyssey Shareholders for approval at the Odyssey Shareholder Meeting whether or not (i) the Odyssey Board shall have effected an Adverse Recommendation Change or (ii) any Alternative Proposal or Superior Proposal shall have been publicly proposed or announced or otherwise submitted to Odyssey or any of its Representatives.

Section 5.10 Non-Solicit; Change in Recommendation.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, each Party agrees that it shall not, and shall cause each of its respective Affiliates (excluding, for clarity, any Odyssey Shareholder) and Subsidiaries and its and their respective directors and officers not to, and shall not authorize or knowingly permit its or their other Representatives to, directly or indirectly: (i) solicit, initiate, knowingly encourage, or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) engage in, continue, or otherwise participate in any discussions or negotiations with, or disclose any non-public information or data relating to, such Party or any of its Affiliates or Subsidiaries to, or afford access to the properties, books, or records of such Party or any of its Affiliates or Subsidiaries to, or otherwise knowingly cooperate with, assist, facilitate, or encourage any efforts by, any third party that has made, or could reasonably be expected to make, an Alternative Proposal; provided, however, that this clause (ii) shall not prohibit such Party or its Representatives from contacting the Person or any of such Person’s Representatives that has made such Alternative Proposal solely to clarify the terms of such Alternative Proposal, in order to inform itself about such Alternative Proposal, and not for the purpose of engaging in discussions or negotiations regarding such Alternative Proposal; (iii) approve, authorize, execute, or enter into any oral or written agreement, including any confidentiality agreement, letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement, providing for or that could reasonably be expected to lead to an Alternative Proposal (an “Acquisition Agreement”); (iv) with respect to Odyssey, withdraw, modify, qualify, or change, or publicly propose to withdraw, modify, qualify, or change, in a manner adverse to AOM, the Odyssey Board Recommendation, or publicly recommend, approve, or adopt, or propose publicly to recommend, approve, or adopt, any Alternative Proposal, or fail to include the Odyssey Board Recommendation in the Proxy Statement/Prospectus in accordance with Section 5.9(a) (any action described in this clause (iv), an “Adverse Recommendation Change”); or (v) otherwise propose, resolve, or agree to take any of the foregoing actions. In addition, AOM and Odyssey shall, and shall cause their respective Affiliates and Subsidiaries and their respective Representatives, acting in such capacity, to (A) immediately cease and cause to be terminated any solicitation, encouragement, discussions, or negotiations with any Person relating to an Alternative Proposal and to request that any such Person promptly return or destroy all confidential information concerning (1) AOM or any of its Subsidiaries or (2) Odyssey or any of its Subsidiaries, as applicable, and (B) not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party that relates to an Alternative Proposal.

(b) Notwithstanding anything to the contrary in Section 5.10(a), if at any time prior to obtaining Odyssey Shareholder Approval, (i) Odyssey receives a bona fide written Alternative Proposal, (ii) the Odyssey Board, after consultation with its financial advisors and outside legal counsel, determines reasonably and in good faith that such Alternative Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, and (iii) such Alternative Proposal did not result from a material breach of this Section 5.10, then Odyssey may (A) furnish information, including non-public information, relating to Odyssey and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations with such Person regarding such Alternative Proposal; provided, however, that Odyssey shall not, and shall use commercially reasonable efforts to cause its Representatives not to, disclose any such non-public information unless Odyssey has entered into, or contemporaneously enters into, a customary confidentiality agreement with

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such Person containing confidentiality provisions that are no less restrictive with respect to such Person than the provisions of the Confidentiality Agreement are with respect to AOM.

(c) In addition to its other obligations under this Section 5.10, Odyssey shall promptly advise AOM at first orally and promptly thereafter in writing, and in any event no later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry, or other contact relating to an Alternative Proposal is received by Odyssey, if any information is requested from Odyssey, and if any discussions or negotiations are sought to be initiated with Odyssey in connection therewith (whether or not received in writing). Such notice shall identify the Person making such proposal, offer, inquiry, or contact and describe the material terms and conditions of any such proposal or offer, or the nature of any inquiry or contact. Odyssey shall thereafter keep AOM reasonably informed, on a reasonably current basis, of any material developments with respect to the status or terms of any such proposals, offers, inquiries, or requests, and shall promptly provide AOM with copies of any material written communications or documents received by, or delivered by Odyssey to, any third party making an Alternative Proposal that relate thereto, as well as the status of any related discussions or negotiations.

(d) Notwithstanding the foregoing, if Odyssey receives a bona fide written Alternative Proposal that the Odyssey Board, after consultation with its financial advisors and outside legal counsel, determines reasonably and in good faith constitutes a Superior Proposal, then, at any time prior to obtaining Odyssey Shareholder Approval, the Odyssey Board may, if it determines reasonably and in good faith after consultation with outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, effect an Adverse Recommendation Change with respect to such Superior Proposal or cause Odyssey to terminate this Agreement in accordance with Section 8.1(e); provided, however, that Odyssey shall not effect any such Adverse Recommendation Change or termination of this Agreement until five (5) Business Days after Odyssey has delivered to AOM a written notice (an “Odyssey Notice”) advising that the Odyssey Board or a committee thereof has received a Superior Proposal, specifying in reasonable detail the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal. During such five (5) Business Day period, AOM shall have the right, but not the obligation, to negotiate in good faith with Odyssey, at the request of AOM, with respect to any alternative transaction or modification to the terms of this Agreement that would permit the Odyssey Board to avoid effecting such Adverse Recommendation Change or termination of this Agreement in a manner consistent with its fiduciary duties. Any material change to the financial or other material terms of a Superior Proposal shall require delivery of a new Odyssey Notice and the commencement of a new two (2) Business Day period pursuant to this Section 5.10(d). Notwithstanding the foregoing, Odyssey shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.1(e) unless Odyssey and its Representatives have complied in all material respects with Section 5.10(a).

(e) For purposes of this Agreement:

(i) “Alternative Proposal” means any inquiry, proposal, or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than AOM or Odyssey, as applicable, relating to any of the following, in each case other than the transactions contemplated by this Agreement: (A) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of twenty percent (20%) or more of the equity interests of Odyssey or AOM, as applicable; (B) any merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution, or other similar transaction involving Odyssey or AOM, as applicable, that is structured to permit such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the equity interests of Odyssey or AOM, as applicable; or (C) any direct or indirect sale, lease, exchange, transfer, license, acquisition or other disposition of all or substantially all of the assets of Odyssey or AOM, as applicable.

(ii) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Odyssey Board on the date of this Agreement (or if known, the

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consequences of which are not known to or reasonably foreseeable by the Odyssey Board as of the date hereof), which event or circumstance, or any consequence thereof, becomes known to the Odyssey Board prior to the time at which Odyssey receives the Odyssey Shareholder Approval; provided, however, that in no event shall any of the following constitute an Intervening Event: (A) the receipt or existence of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Alternative Proposal, or (B) any change in stock price or trading volume of Odyssey Common Stock or the fact, in and of itself, that Odyssey meets or exceeds internal or published estimates, projections or forecasts for any period (provided, that the facts or causes underlying or contributing to such change, or to the meeting or exceeding (or failure to meet or exceed, as applicable) such estimates, projections or forecasts shall not be excluded by this clause (B)).

(iii) “Superior Proposal” means a bona fide written Alternative Proposal that the Odyssey Board determines reasonably and in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable, from a financial point of view, to the holders of Odyssey Common Stock than the transactions contemplated by this Agreement, taking into account all legal, financial, regulatory, timing, and other factors deemed relevant by the Odyssey Board acting reasonably and in good faith (including the identity of the Person making such proposal and the conditions thereto, including any financing aspects of the proposal, and the likelihood and timing of consummation); provided, however, that for purposes of this definition of “Superior Proposal,” the term “Alternative Proposal” shall have the meaning set forth in Section 5.10(e)(i), except that references to “twenty percent (20%)” therein shall be deemed to be references to “eighty percent (80%).”

(f) Notwithstanding anything in this Section 5.10 to the contrary, the Odyssey Board may, at any time prior to obtaining Odyssey Shareholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the Odyssey Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Odyssey shall deliver to AOM written notice at least three (3) Business Days prior to effecting such Adverse Recommendation Change, which notice shall state Odyssey’s intention to effect such Adverse Recommendation Change and describe in reasonable detail the reasons therefor, including the material facts and circumstances relating to the applicable Intervening Event. During such three (3) Business Day period, Odyssey shall consider in good faith any proposal by AOM to amend the terms and conditions of this Agreement in a manner that would permit the Odyssey Board to avoid effecting such Adverse Recommendation Change consistent with its fiduciary duties.

(g) Nothing in this Agreement shall prohibit or restrict Odyssey or the Odyssey Board from making or issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or from complying with Rule 14d-9, Rule 14e-2, or any other applicable provision of the Exchange Act or other applicable Law with respect to any Alternative Proposal, if the Odyssey Board determines reasonably and in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, any public statement that merely describes Odyssey’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not constitute an Adverse Recommendation Change.

(h) Any determination, decision or action (or failure to act) by or on behalf of Odyssey or the Odyssey Board relating to, arising out of or in connection with this Section 5.10, any Alternative Proposal, any Superior Proposal, or any Adverse Recommendation Change, including the granting of any approval, consent, permission or waiver, or the consideration, evaluation, negotiation, determination of, comment on or consultation with respect to any such matter (and, in each case, phrases of like import), may be made by, or at the direction of, the Odyssey Special Transaction Committee.

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Section 5.11 Section 16 of the Exchange Act. Prior to the Closing, the Odyssey Board, or an appropriate committee thereof composed solely of non-employee directors, shall adopt resolutions consistent with the interpretive guidance of the SEC providing that the acquisition of Odyssey Common Stock pursuant to this Agreement by any officer or director of AOM who is expected to become a “covered person” of Odyssey for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 5.12 Termination of Agreements. AOM shall take all actions necessary to terminate, at or prior to the Effective Time, each agreement, arrangement or understanding (whether written or oral) between AOM or any of its Subsidiaries, on the one hand, (a) any record or beneficial owner of equity securities of AOM or any of its Subsidiaries, (b) any immediate family member of any Person described in clause (a), or (c) any Affiliate of, or any entity directly or indirectly controlled by, any Person described in clauses (a) or (b), on the other hand, other than any agreement, arrangement or understanding set forth on Section 5.12 of the AOM Disclosure Schedule, in each case in a manner that results in AOM and its Subsidiaries having no continuing liability or obligation with respect to any such agreement, arrangement or understanding following the Effective Time.

Section 5.13 AOM Stockholder Approval.

(a) As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement is declared effective under the Securities Act (the “AOM Written Consent Deadline”), AOM shall obtain and deliver to Odyssey a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the AOM Stockholders acting by written consent in lieu of a meeting, taken in accordance with the applicable provisions of the DGCL and AOM’s Organizational Documents, and in form and substance reasonably satisfactory to Odyssey, approving this Agreement, the Ancillary Agreements to which AOM is or will be a party and the transactions contemplated hereby and thereby (including the Merger), duly executed by the AOM Stockholders constituting the Requisite AOM Approval (the “AOM Written Consent”). The execution and delivery of the AOM Written Consent by such AOM Stockholders shall constitute the Requisite AOM Approval.

(b) Reasonably promptly following receipt of the Requisite AOM Approval, and in any event no later than ten (10) days thereafter, AOM shall prepare and mail a notice (the “AOM Stockholder Notice”) to every AOM Stockholder that did not execute the AOM Written Consent. The AOM Stockholder Notice shall (i) be a statement to the effect that the AOM Board determined that the Merger is advisable in accordance with

Section 251(b) of the DGCL and in the best interests of AOM and the AOM Stockholders and approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the AOM Stockholders to whom it is sent with notice of the actions taken in the AOM Written Consent, including the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby, in accordance with Section 228(e) of the DGCL and AOM’s Organizational Documents, and (iii) include a description of the appraisal rights of AOM Stockholders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the AOM Stockholders in accordance with this Section 5.13(b) shall be subject to Odyssey’s advance review and reasonable approval.

Section 5.14 Transaction Litigation. Each of Odyssey and AOM shall cooperate with the other and use commercially reasonable efforts in the defense or settlement of any third-party Action relating to the transactions contemplated by this Agreement that is brought or threatened in writing against (a) Odyssey and/or any of its directors or officers or (b) AOM and/or any of its directors or officers. Such cooperation shall include: (i) keeping the other Party reasonably and promptly informed of any material developments in connection with any such Action; (ii) providing the other Party with a reasonable opportunity to participate in the defense or settlement of such Action and to consider in good faith any suggestions of the other Party in connection therewith; (iii) utilizing counsel reasonably acceptable to the Parties (such acceptance not to be unreasonably

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withheld, conditioned, or delayed); and (iv) refraining from compromising, settling, consenting to the entry of any order, or entering into any agreement with respect to any such Action without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned, or delayed).

Section 5.15 Bridge Financing and PIPE Investment.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, AOM shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, maintain in effect and consummate the PIPE Investment in accordance with the PIPE Subscription Agreement, including to: (i) keep in full force and effect, and not cancel, terminate or permit to lapse, any commitments or obligations of any PIPE Investor under the PIPE Subscription Agreement; (ii) negotiate, execute and deliver any ancillary agreements, instruments, certificates or other documents contemplated by, or reasonably necessary or advisable to consummate, the PIPE Investment on the terms set forth in the PIPE Subscription Agreement; (iii) satisfy on a timely basis (or seek a waiver of) all conditions precedent to the funding, issuance, conversion, closing and/or other consummation of the PIPE Investment set forth in the PIPE Subscription Agreement (the “Financing Conditions”) that are within AOM’s or any of its Affiliates’ control, and reasonably cooperate with Odyssey in connection with the satisfaction of any other Financing Conditions; (iv) if all Financing Conditions (other than those to be satisfied at the applicable closing and subject to their satisfaction at such closing) have been satisfied or waived, consummate the PIPE Investment concurrently with the Closing as and when required by the PIPE Subscription Agreement; (v) consult with Odyssey in good faith regarding the timing and mechanics of the closings for the PIPE Investment; (vi) deliver notices and other communications to the PIPE Investors sufficiently in advance of the Closing to permit timely funding of the PIPE Investment as early as permitted under the PIPE Subscription Agreement; (vii) cause each PIPE Investor to fund or deliver its applicable portion of the PIPE Investment to (or as directed by) AOM (or, if applicable, to an escrow agent designated in the PIPE Subscription Agreement) in accordance with the PIPE Subscription Agreement; (viii) ensure that, from the funding of the Bridge Financing through the Closing, AOM shall not incur expenditures in amounts that would reasonably be expected to cause the condition set forth in Section 6.3(e)(ii) to not be satisfied; and (ix) upon reasonable request of Odyssey, confirm with the PIPE Investors their intent and ability to perform and the availability of the PIPE Investment, subject only to satisfaction or waiver of the applicable Financing Conditions.

(b) Unless otherwise approved in writing by Odyssey (which approval may be granted or withheld in Odyssey’s sole discretion), AOM shall not agree to, permit or implement any amendment, restatement, replacement, supplement or other modification of, or any waiver or consent under, any Subscription Agreement that would: (i) (A) modify the purchase price per share payable under any PIPE Subscription Agreement or (B) modify the economic terms applicable to the Bridge Debentures in a manner adverse to AOM or Odyssey; (ii) reduce, cap or otherwise adversely affect the aggregate committed amount of the PIPE Investment (it being understood that AOM shall provide Odyssey prompt written notice of any termination by, or withdrawal or commitment reduction of, any PIPE Investor, whether permitted under the PIPE Subscription Agreement (if and to the extent applicable) or otherwise); (iii) impose any new or additional conditions, expand or modify any conditions precedent, or otherwise adversely affect the likelihood, timing or ability of AOM to consummate the PIPE Investment as contemplated by this Agreement and the PIPE Subscription Agreement; (iv) provide any Bridge Investor or PIPE Investor with any material post-Closing right with respect to AOM, the Surviving Corporation or Odyssey (including any board designation right, veto right, consent right, information right or registration right not contemplated by the Subscription Agreements or otherwise as of the date hereof); or (v) otherwise reasonably be expected to prevent, delay, impede or impair the Closing or the consummation of the PIPE Investment. AOM shall promptly (and in any event within two (2) Business Days) deliver to Odyssey copies of any amendment, restatement, replacement, supplement, modification, waiver or consent with respect to any Subscription Agreement, and shall not take any action that could reasonably be expected to materially delay or prevent the consummation of the PIPE Investment.

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(c) AOM shall enforce its rights under the PIPE Subscription Agreement, including by seeking to cause the PIPE Investors to fulfill their obligations thereunder (and, upon Odyssey’s reasonable request, using commercially reasonable efforts to pursue specific performance or other equitable relief), and shall not release or consent to the release of any PIPE Investor from its obligations thereunder, in each case except with Odyssey’s prior written consent.

(d) AOM shall take all actions required under the Bridge Debentures to cause the Bridge Debentures to convert into shares of AOM Common Stock immediately prior to the Effective Time in accordance with the terms of the Bridge Debentures and the Bridge Subscription Agreements. AOM shall take all actions required under the PIPE Subscription Agreement to timely issue and deliver to the PIPE Investors the shares of AOM Common Stock subscribed for thereunder immediately prior to the Effective Time in accordance with the terms of the PIPE Subscription Agreement. Solely if required by the PIPE Subscription Agreement, Odyssey shall, at or prior to the Closing, execute and deliver the Registration Rights Agreement (as defined in the PIPE Subscription Agreement), and shall, following the Closing, perform its obligations thereunder in accordance with the terms thereof.

(e) Following the execution of this Agreement, Odyssey shall use commercially reasonable efforts to negotiate and execute a joinder to the engagement letter signed by AOM with Cantor Fitzgerald & Co. in connection with the PIPE Investment.

Section 5.16 NOAA Application Efforts. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, AOM shall use commercially reasonable efforts to diligently prosecute and obtain approval of the NOAA Application, including timely responding to all communications from NOAA, providing requested information, and taking all actions reasonably necessary to advance the NOAA Application. AOM shall keep Odyssey reasonably informed of material developments with respect to the NOAA Application and shall not withdraw the application or accept any condition, restriction, or determination that would reasonably be expected to materially and adversely affect the ability of AOM and its Affiliates to, following the Closing, execute on the business plan and strategy described in the NOAA Application, without Odyssey’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

Section 5.17 CIC and OML Transactions. From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, each of AOM and Odyssey shall (a) use commercially reasonable efforts to maintain each of the CIC Agreements and OML Agreements, as applicable, in full force and effect, (b) not terminate, amend, modify, or waive any material provision of any CIC Agreement or OML Agreement, as applicable, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned, or delayed), (c) perform its obligations under the CIC Agreements and OML Agreements, as applicable, in all material respects in accordance with their terms, and (d) promptly notify the other Party in writing of any material breach, default, or threatened termination of any CIC Agreement or OML Agreement, as applicable, of which it becomes aware.

Section 5.18 Non-Core Asset Transactions.

(a) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with Section 8.1 and (y) the Closing, the Parties shall use commercially reasonable efforts to negotiate, document, memorialize and effectuate the transactions and other actions described on Schedule A (the “Non-Core Asset Transactions”). The Non-Core Asset Transactions shall be effected between the date hereof and the Closing, except to the extent that any such transaction or action is specified on Schedule A to occur prior to the filing of the Registration Statement and the Proxy Statement/Prospectus, in which case such transaction or action shall be completed prior to such filing. AOM shall use reasonable best efforts to support Odyssey in connection with its negotiations with third parties in order to finalize the terms and conditions of the Non-Core Asset Transactions as promptly as possible following the date of this Agreement.

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(b) Prior to the Closing, Odyssey shall establish a record date (the “Non-Core Asset Record Date”) for purposes of determining the holders of Odyssey Common Stock entitled to receive beneficial interests in the ORM Trust (as defined on Schedule A). On or prior to the Closing, Odyssey shall either (i) distribute, or cause to be distributed, pro rata to the holders of record of Odyssey Common Stock as of the Non-Core Asset Record Date their respective beneficial interests in the ORM Trust or (ii) deliver, or cause to be delivered, to the trustee(s) of the ORM Trust (or, if applicable, the board or governing body thereof) a true, complete and correct list of such holders and their respective beneficial interests as of the Non-Core Asset Record Date, in each case in accordance with the definitive documentation of the ORM Trust and the Non-Core Asset Transactions.

Section 5.19 Odyssey Reverse Stock Split. Odyssey shall use reasonable best efforts to effect a reverse stock split of the outstanding shares of Odyssey Common Stock consistent with the requirements set forth in Section 2.3(b)(iv) of the PIPE Subscription Agreement, including, to the extent required or deemed appropriate by the Odyssey Board, by seeking shareholder approval thereof (the “Reverse Stock Split”). Without limiting the foregoing, if Odyssey determines to seek shareholder approval of the Reverse Stock Split in connection with Odyssey’s first annual meeting of Odyssey Shareholders occurring after the date of this Agreement (the “Odyssey Annual Meeting”), Odyssey shall include in the proxy statement for the Odyssey Annual Meeting a proposal (the “Reverse Stock Split Proposal”) to approve an amendment to Odyssey’s articles of incorporation to effect the Reverse Stock Split, and shall use commercially reasonable efforts to (a) solicit proxies from Odyssey Shareholders in favor of the Reverse Stock Split Proposal, (b) obtain the requisite shareholder approval for the Reverse Stock Split Proposal at the Odyssey Annual Meeting, and (c) otherwise cause the Reverse Stock Split to become effective as promptly as practicable following receipt of such shareholder approval. For the avoidance of doubt, if the Reverse Stock Split is effected prior to the Effective Time, the Merger Consideration shall be adjusted in accordance with Section 2.5(c) (as specifically provided in the last two sentences thereof) to fully reflect the effect of the Reverse Stock Split.

Section 5.20 Appraisal Waivers. AOM shall, within ten (10) Business Days following the date of this Agreement, take all actions necessary to cause (a) the power of attorney referenced in the subscription agreements between AOM and the AOM Stockholders, dated September 22, 2025, to be duly executed and delivered to effect a waiver of appraisal rights with respect to each AOM Stockholder who has not executed and delivered an Appraisal Rights Waiver as of the date hereof and who did not execute the AOM Written Consent, and (b) each Bridge Investor who has not executed and delivered an Appraisal Rights Waiver as of the date hereof to execute and deliver an Appraisal Rights Waiver in accordance with, and pursuant to the terms of, the applicable Bridge Subscription Agreement.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, Order or other judgment, in each case whether temporary, preliminary or permanent, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

(b) Odyssey Shareholder Approval. The Odyssey Shareholder Approval shall have been obtained.

(c) AOM Stockholder Approval. The Requisite AOM Approval shall have been obtained.

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(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) CIC and OML Transactions. (i) The conditions to the closing of each Specified CIC and OML Agreement shall have been satisfied or waived (subject, in the case of any such waiver, to compliance with Section 5.17), or, to the extent any such conditions are required to be satisfied at the closing of such Specified CIC and OML Agreement, shall be capable of being satisfied at such closing, and (ii) each other CIC Agreement and OML Agreement shall remain in full force and effect.

Section 6.2 Conditions to Obligations of AOM. The obligations of AOM to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by AOM) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Odyssey Parties set forth in the first four sentences of Section 4.3(a) (Capitalization) and in Section 4.7(c) (Absence of Certain Changes) shall be true and correct in all respects (other than, in the case of the first four sentences of Section 4.3(a), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of the Odyssey Parties set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capitalization) (other than the first four sentences of Section 4.3(a)), Section 4.4(a) (Consents and Approvals; No Violations), Section 4.17 (Certain Fees), and Section 4.22 (Organization of Merger Sub) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Odyssey Parties set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Odyssey Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have an Odyssey Material Adverse Effect.

(b) Performance of Obligations. Each of the Odyssey Parties shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(c) Odyssey Parties Officer’s Certificate. An authorized officer of the Odyssey Parties shall have executed and delivered to AOM a certificate (the “Odyssey Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d).

(d) No Odyssey Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Odyssey Material Adverse Effect that is continuing as of the Closing.

(e) Non-Core Asset Transactions. The Non-Core Asset Transactions shall have been consummated in all material respects in accordance with Schedule A.

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Section 6.3 Conditions to Obligations of the Odyssey Parties. The obligations of the Odyssey Parties to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Odyssey Parties) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of AOM set forth in Section 3.3 (Capitalization) (other than the last two sentences thereof), Section 3.4 (AOM Subsidiaries), and Section 3.8(c) (Absence of Certain Changes) shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of AOM set forth in Section 3.1 (Organization), Section 3.2 (Authorization), the last two sentences of Section 3.3 (Capitalization), Section 3.5 (Consents and Approvals; No Violations), and Section 3.19 (Certain Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of AOM set forth in this Agreement shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “AOM Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have an AOM Material Adverse Effect.

(b) Performance of Obligations. AOM shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(c) AOM Officer’s Certificate. An authorized officer of AOM shall have executed and delivered to the Odyssey Parties a certificate (the “AOM Closing Certificate”) as to compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

(d) No AOM Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any AOM Material Adverse Effect that is continuing as of the Closing.

(e) Bridge and PIPE Conditions. (i) The PIPE Investment shall have been consummated with gross proceeds of not less than $25,000,000, (ii) immediately prior to the Effective Time, after giving effect to the PIPE Investment, AOM shall have a cash balance of not less than $100,000,000, and (iii) immediately prior to the Effective Time, the Bridge Debentures shall have converted into shares of AOM Common Stock in accordance with their terms.

(f) NOAA Application. The NOAA Application shall (i) remain pending and shall not have been withdrawn or denied, or (ii) have been approved or granted by NOAA, and, in either case, no condition, restriction, limitation, or determination imposed or made in connection therewith shall exist that would reasonably be expected to materially and adversely affect the ability of AOM and its Affiliates to, following the Closing, execute on the business plan and strategy described in the NOAA Application.

Section 6.4 Frustration of Closing Conditions. Neither AOM nor any of the Odyssey Parties shall be entitled to rely on the failure of any condition set forth in Section 6.1, Section 6.2, or Section 6.3, as applicable, to the extent such failure resulted from such Party’s failure to perform or comply with any covenant, agreement, or obligation under this Agreement.

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ARTICLE VII

CLOSING

Section 7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place by electronic exchange of documents at 8:00 a.m., New York City time, on the fourth (4th) Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions to the Parties’ obligations set forth in Article VI (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the Parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 7.2 Deliveries by AOM. At the Closing, AOM will deliver or cause to be delivered to Odyssey (unless delivered previously) the following:

(a) the Certificate of Merger, executed by AOM;

(b) the AOM Closing Certificate;

(c) the FIRPTA Certificate; and

(d) any other document required to be delivered by AOM at Closing pursuant to this Agreement.

Section 7.3 Deliveries by Odyssey. At the Closing, Odyssey will deliver or cause to be delivered to AOM the following:

(a) evidence of the deposit of the Merger Consideration to the Exchange Agent;

(b) the A&R Odyssey Articles;

(c) the Odyssey Closing Certificate; and

(d) any other document required to be delivered by the Odyssey Parties at Closing pursuant to this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by Odyssey or AOM if the Merger has not been consummated by the date that is six (6) months following the date of this Agreement (the “Outside Date”); provided, however, that either Odyssey or AOM may, by written notice delivered to the other Party prior to the then-applicable Outside Date, extend the Outside Date for an additional two (2) months, and thereafter, by written notice delivered prior to the then-applicable Outside Date, extend the Outside Date for one (1) additional period of thirty (30) days, and such later date shall, in either case, be deemed the Outside Date for all purposes of this Agreement; provided, further, that any such extension may be effected only if, in the good faith determination of the extending Party, the conditions to Closing set forth in Article VI remain capable of being satisfied or have been waived; provided, further, that if, on the Outside Date (including as it may be extended pursuant to this Section 8.1(b)), all of the conditions to Closing set forth in Article VI have been satisfied or waived (or, in the case of those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on such date), but the Closing does not occur on the Outside Date solely by operation of Section 7.1, then the Outside Date shall automatically be extended to the Business Day immediately following the date on which the Closing is scheduled to occur in accordance with Section 7.1; provided, further,

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that no Party may terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the Outside Date is primarily attributable to such Party’s failure to perform any covenant or other obligation required to be performed by it under this Agreement at or prior to the Effective Time;

(c) by Odyssey or AOM if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable and has the effect of making consummation of the transactions contemplated by this Agreement or any Ancillary Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to materially fulfill any representation, warranty, covenant or obligation under this Agreement or any Ancillary Agreement or other material action has been the actual or proximate cause of such Order;

(d) by AOM if, prior to the Odyssey Shareholder Approval having been obtained, the Odyssey Board or Odyssey Special Transaction Committee makes an Adverse Recommendation Change in accordance with the terms of this Agreement;

(e) by Odyssey if (i) the Odyssey Board or the Odyssey Special Transaction Committee authorizes Odyssey or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Acquisition Agreement providing for the consummation of a Superior Proposal in accordance with Section 5.10, (ii) concurrently with the termination of this Agreement, Odyssey, subject to complying with the terms of Section 5.10, enters into such definitive Acquisition Agreement providing for the consummation of a Superior Proposal, and (iii) prior to or concurrently with such termination, Odyssey pays (or causes to be paid) to AOM the Odyssey Termination Payment due in accordance with Section 8.3(a);

(f) by Odyssey or AOM if the Transaction Proposals are not approved at the Odyssey Shareholder Meeting (including any adjournments or postponements thereof) at which the approval of this Agreement is sought;

(g) by the Odyssey Parties if AOM has breached any of its representations, warranties, covenants or other agreements in this Agreement, or any such representation or warranty becomes untrue or inaccurate after the date hereof, in each case where: (i) such breach, untruth or inaccuracy would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied as of the Closing (a “Terminating AOM Breach”); and (ii) such Terminating AOM Breach is not cured within twenty (20) days after written notice thereof from the Odyssey Parties (describing the breach in reasonable detail), or is incapable of being cured prior to the Outside Date; provided, that no Odyssey Party is then in material breach of its own representations, warranties, covenants or other obligations under this Agreement which would give rise to a failure of Section 6.2(a) or Section 6.2(b);

(h) by AOM if any Odyssey Party has breached any of its representations, warranties, covenants or other agreements in this Agreement, or any such representation or warranty becomes untrue or inaccurate after the date hereof, in each case where: (i) such breach, untruth or inaccuracy would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied as of the Closing (a “Terminating Odyssey Breach”); and (ii) such Terminating Odyssey Breach is not cured within twenty (20) days after written notice thereof from AOM (describing the breach in reasonable detail), or is incapable of being cured prior to the Outside Date; provided, that AOM is not then in material breach of its own representations, warranties, covenants or other obligations which would give rise to a failure of Section 6.3(a) or Section 6.3(b); and

(i) by the Odyssey Parties if AOM does not deliver to Odyssey the AOM Written Consent constituting the Requisite AOM Approval on or prior to the AOM Written Consent Deadline.

Section 8.2 Procedure and Effect of Termination. In the event of a termination of this Agreement pursuant to Section 8.1 by the Odyssey Parties, on the one hand, or by AOM, on the other hand, written notice of

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such termination shall be delivered to the other Parties, specifying the provision of this Agreement pursuant to which such termination is made. Upon such termination, this Agreement shall become void and of no further force or effect, and no Party shall have any liability hereunder; provided, however, that: (a) this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or any willful and intentional breach of any covenant or obligation contained in this Agreement.

Section 8.3 Odyssey Termination Payment.

(a) In the event that: (i) this Agreement is terminated (x) by AOM pursuant to Section 8.1(d), or (y) by Odyssey pursuant to Section 8.1(e); or (ii) this Agreement is terminated (x) by either Odyssey or AOM pursuant to Section 8.1(f) or (y) by AOM pursuant to Section 8.1(h) as a result of a willful and intentional breach by Odyssey of its covenants hereunder (and at such time the Odyssey Shareholder Approval has not been obtained), and (A) after the date of this Agreement but before the Odyssey Shareholder Meeting an Alternative Proposal with respect to Odyssey shall have been publicly made or publicly proposed or communicated to Odyssey or to the Odyssey Shareholders generally (and not withdrawn), and (B) within twelve (12) months after such termination Odyssey shall have entered into a definitive Contract providing for the consummation of an Alternative Proposal; provided that for purposes of this clause (B) all references in the definition of Alternative Proposal to 20% shall instead refer to 50%; then Odyssey shall pay to AOM, in cash by wire transfer of same-day funds to an account or accounts designated by AOM, a nonrefundable fee in the amount of $2,200,000 (the “Odyssey Termination Payment”), which shall be paid (1) in the case of a termination by AOM pursuant to clause (i)(x) above, within one (1) Business Day after termination of this Agreement, (2) in the case of a termination by Odyssey pursuant to clause (i)(y) above, prior to or simultaneously with such termination, or (3) in the case of a termination pursuant to clause (ii) above, upon the earlier of the entry into a definitive Contract to consummate, or the consummation of, an Alternative Proposal.

(b) If Odyssey fails to pay when due any amount payable under this Section 8.3, then Odyssey shall reimburse AOM for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by AOM of its rights under this Section 8.3.

(c) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Odyssey be obligated to pay more than one (1) Odyssey Termination Payment.

(d) Notwithstanding anything to the contrary in this Agreement, AOM’s right to receive payment of the Odyssey Termination Payment pursuant to Section 8.3(a) shall, in circumstances in which the Odyssey Termination Payment is payable hereunder and is paid in full (absent fraud or any willful and intentional breach of this Agreement), be deemed to be liquidated damages (and not a penalty) and shall, except as set forth in this Section 8.3(d), be the sole and exclusive monetary remedy of AOM against Odyssey and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or assignees or successors (collectively, “Odyssey Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Odyssey Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, whether in equity or at Law, in contract, in tort or otherwise. For the avoidance of doubt, while AOM may pursue both a grant of specific performance and the payment of the Odyssey Termination Payment (in each case in accordance with the terms of this Agreement), under no circumstances shall AOM be permitted or entitled to receive both a grant of specific performance and the Odyssey Termination Payment.

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ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Section 9.2 Fees and Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection with the transactions contemplated hereby and this Agreement shall be paid by the Party incurring or required to incur such fees or expenses.

Section 9.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered in person, or when transmitted by e-mail; (b) on the next Business Day if sent by overnight courier; or (c) on the second succeeding Business Day if sent by registered or certified mail (postage prepaid, return receipt requested). Such notices and communications shall be sent to the Parties at the following addresses (or to such other address as a Party may designate by notice to the other Parties in accordance with this Section 9.3):

If to the Odyssey Parties, to:

Odyssey Marine Exploration, Inc.

Attention: Legal Department

Email:    legal@odysseymarine.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention:  Rory B. O’Halloran

       Christopher Glenn

Email:   Rory.OHalloran@aoshearman.com

       Christopher.Glenn@aoshearman.com

If to AOM, to:

American Ocean Minerals Corporation

400 North Ashley Dr.

Suite 1900

Tampa, FL 33602

Attention:  Philip Plough

Email:   pplough@aomusa.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre – North Tower, 40 Temperance Street

Toronto, Ontario M5H 0B4

Attention: Jonathan Sherman

Email: jsherman@cassels.com

and

Gibson, Dunn & Crutcher LLP

200 Park Avenue, New York, NY 10166

Attention: John Gaffney

Email: jgaffney@gibsondunn.com

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All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.4 Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable under any applicable Law or public policy, the remaining terms, conditions and provisions of this Agreement shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not materially adversely affected with respect to any Party. Upon such determination, the Parties shall negotiate in good faith to amend this Agreement so as to effect, to the maximum extent possible, the original intent of the Parties in a manner that is valid, legal and enforceable and that permits the transactions contemplated hereby to be consummated as originally contemplated.

Section 9.5 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, directly or indirectly (including by operation of Law), this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Parties.

Section 9.6 No Third-Party Beneficiaries. Except as expressly provided in Section 5.7 and Section 9.18, this Agreement is solely for the benefit of (a) AOM and its successors and permitted assigns with respect to the obligations of the Odyssey Parties, and (b) the Odyssey Parties and their respective successors and permitted assigns with respect to the obligations of AOM, and nothing in this Agreement shall confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.7 Section Headings. The Article and Section headings contained in this Agreement are for reference purposes only, are not part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.8 Consent to Jurisdiction, Etc.. Each Party, and any Person asserting rights as a third-party beneficiary (to the extent permitted under this Agreement), irrevocably agrees that any Legal Dispute shall be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York. Each such Person hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts therefrom) and waives, to the fullest extent permitted by applicable Law, any objection to the laying of venue in such courts or any claim that such forum is inconvenient. During the pendency of any Legal Dispute filed in accordance with this Section 9.8, all actions, suits or proceedings relating to such Legal Dispute (including any counterclaim, cross-claim or interpleader) shall be subject to the exclusive jurisdiction of such court. Each Party and any Person asserting rights as a third-party beneficiary irrevocably waives, and shall not assert as a defense in any Legal Dispute, that: (a) such Person is not subject to the jurisdiction of such courts; (b) such action, suit or proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue is improper. A final judgment in any Legal Dispute described in this Section 9.8, following expiration of the period permitted for appeal (and subject to any stay during appeal), shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY, AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any Legal Dispute relating to this Agreement or the transactions contemplated hereby.

Section 9.9 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter, including (x) the letter agreement between Odyssey and AOM dated as of October 8, 2025, and (y) the non-binding term sheet between Odyssey and AOM dated as of February 13, 2026. Each Party acknowledges and agrees that, in entering into this Agreement, it has not relied on any promises, assurances,

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statements or representations, written or oral, other than those expressly set forth in this Agreement (including the Schedules and Exhibits hereto) or the Ancillary Agreements.

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without regard to any conflict of Laws or choice of Laws rules or principles that would cause or permit the application of the Laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 9.11 Specific Performance. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and that, in the event of any breach of this Agreement, monetary damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, each Party agrees that, in addition to any other rights and remedies available at law or in equity, the non-breaching Party shall be entitled to seek specific performance, injunctive relief and other equitable remedies (without the posting of any bond or other security) to enforce the terms of this Agreement, including to compel the performance of obligations or covenants hereunder. Each Party agrees that the only permitted objection it may raise in response to an action seeking equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 9.12 Counterparts; Electronic Signatures. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by e-mail (including .pdf or other electronic format) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

Section 9.13 Extension and Waiver. At any time prior to the Closing, the Odyssey Parties, on the one hand, and AOM, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained herein.

Section 9.14 Amendment. This Agreement may be amended by the Parties at any time by execution and delivery of an instrument in writing signed by each of the Parties, or in the case of a waiver by a Party, signed by the Party to whom such right hereunder inures; provided, however, that after the Odyssey Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the Odyssey Shareholders without such approval having been obtained.

Section 9.15 AOM Acknowledgements. AOM acknowledges that it has conducted its own independent review and analysis of the Odyssey Parties and their respective Subsidiaries and has been provided reasonable access to information for such purpose. AOM further acknowledges that it has relied solely on (a) its own investigation and analysis and (b) the representations and warranties of the Odyssey Parties expressly set forth in Article IV and the certificates delivered pursuant hereto, in each case as qualified by the Odyssey Disclosure Schedule. Except for the representations and warranties expressly set forth in Article IV and such certificates, no Odyssey Party or any of their respective Subsidiaries, Affiliates or Representatives has made, and none of AOM or any Person on behalf of AOM has relied upon, any representation or warranty, express or implied, written or oral, with respect to the Odyssey Parties or their respective Subsidiaries or Affiliates, any information made available in connection with this Agreement, or the transactions contemplated hereby. AOM expressly disclaims any reliance on projections, forecasts or other forward-looking information, except as expressly set forth in such representations and warranties. No Odyssey Party or any of their respective Subsidiaries or Affiliates shall have any liability to AOM arising from any information made available in connection with this Agreement, except to the extent (and subject to the terms of this Agreement) arising from the representations and warranties expressly set forth in Article IV and the certificates delivered pursuant hereto, as qualified by the Odyssey Disclosure Schedule. Notwithstanding the foregoing, nothing in this Agreement shall limit any claim of AOM with respect to fraud.

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Section 9.16 Odyssey Parties Acknowledgements. The Odyssey Parties acknowledge that they have conducted their own independent review and analysis of AOM and its Subsidiaries and have been provided reasonable access to information for such purpose. In entering into this Agreement, each Odyssey Party has relied solely on (a) its own investigation and analysis and (b) the representations and warranties of AOM expressly set forth in Article III and the certificates delivered pursuant hereto, in each case as qualified by the AOM Disclosure Schedule. Except for the representations and warranties expressly set forth in Article III and such certificates, neither AOM nor any of its Subsidiaries, Affiliates or Representatives has made, and no Odyssey Party has relied upon, any representation or warranty, express or implied, written or oral, with respect to AOM or its Subsidiaries or Affiliates, any information made available in connection with this Agreement, or the transactions contemplated hereby. Each Odyssey Party expressly disclaims any reliance on projections, forecasts or other forward-looking information, except as expressly set forth in such representations and warranties. Neither AOM nor any of its Subsidiaries or Affiliates shall have any liability to any Odyssey Party arising from any information made available in connection with this Agreement, except to the extent (and subject to the terms of this Agreement) arising from the representations and warranties expressly set forth in Article III and the certificates delivered pursuant hereto, as qualified by the AOM Disclosure Schedule. Notwithstanding the foregoing, nothing in this Agreement shall limit any claim of any Odyssey Party with respect to fraud.

Section 9.17 Disclosure Schedules. The AOM Disclosure Schedule and the Odyssey Disclosure Schedule have each been prepared and organized, for convenience of reference only, in separate sections corresponding to the sections of this Agreement to which they relate. The representations and warranties set forth in Article III and Article IV of this Agreement are subject to: (a) the exceptions and disclosures set forth in the section of the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, that corresponds to the specific section of Article III or Article IV in which such representation or warranty appears; and (b) any exceptions or disclosures explicitly cross-referenced in such section of the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, to another section thereof. No reference to, or disclosure of, any item or other matter in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, shall be construed as an admission or indication that such item or matter is material (nor shall it establish any standard of materiality for any purpose), or that such item or matter is required to be disclosed pursuant to this Agreement. The information contained in the AOM Disclosure Schedule and the Odyssey Disclosure Schedule is provided solely for purposes of this Agreement and shall not be deemed to constitute an admission by any Party to any third party of any fact, circumstance, or matter whatsoever, including any violation of Law or breach of any agreement. The AOM Disclosure Schedule and the disclosures contained therein are intended solely to qualify and limit the representations, warranties, and covenants of AOM set forth in this Agreement. The Odyssey Disclosure Schedule and the disclosures contained therein are intended solely to qualify and limit the representations, warranties, and covenants of the Odyssey Parties set forth in this Agreement. Nothing contained in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule is intended to expand the scope of, or create any, representation, warranty, or covenant under this Agreement. Matters reflected in the AOM Disclosure Schedule or the Odyssey Disclosure Schedule, as applicable, are not necessarily limited to matters required by this Agreement to be disclosed therein. Any additional information included is provided for informational purposes only and does not necessarily reflect all matters of a similar nature.

Section 9.18 No Recourse. Except as expressly provided in the Ancillary Agreements, all claims, obligations, liabilities and causes of action (whether in contract, tort, at Law, in equity or otherwise, and whether granted by statute or arising under or in connection with this Agreement or the negotiation, execution or performance hereof, including any representation or warranty made as an inducement hereto) may be asserted only against the Parties, and each such claim is solely the obligation of the Parties. No Person other than a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative, assignee, financial advisor or lender of any Party, or any of the foregoing with respect to any of their respective Affiliates (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract, tort, at Law, in equity or otherwise) for any such claims, obligations, liabilities or causes of action arising under or in connection with this Agreement or its negotiation, execution, performance or breach (except as expressly provided in the Ancillary Agreements). To the maximum extent

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permitted by Law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against all Nonparty Affiliates. Without limiting the foregoing, and to the maximum extent permitted by Law (except as provided in the Ancillary Agreements): (a) each Party waives and releases any and all rights, claims, demands or causes of action that may otherwise be available to seek to disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether pursuant to statute or common-law theories of equity, agency, control, instrumentality, alter ego, domination, single-enterprise, sham, unfairness, undercapitalization or similar doctrines; and (b) each Party disclaims any reliance on any Nonparty Affiliate with respect to any performance obligation under this Agreement or any representation or warranty made in, in connection with, or as an inducement to, this Agreement.

Section 9.19 Construction.

(a) Unless the context otherwise requires: (i) references to the plural include the singular and vice versa; (ii) references to any gender include all genders; (iii) “include,” “includes” and “including” shall be deemed to be followed by “without limitation”; (iv) “hereof,” “herein,” “hereunder,” “hereto” and similar terms refer to this Agreement as a whole; (v) “day” or “days” refers to calendar days; (vi) any reference to information, documents or other materials “made available” by AOM means that a true, correct and complete copy was posted to the virtual data room hosted by AOM at least two (2) Business Days prior to the date of this Agreement; and (vii) “year” or “years” refers to calendar years.

(b) Unless otherwise specified (and solely for disclosure purposes if made available to Odyssey), references in this Agreement to: (i) any document, instrument or agreement (including this Agreement): (A) include all exhibits, schedules and other attachments thereto; (B) include any successor, replacement or predecessor document, instrument or agreement; and (C) mean such document, instrument or agreement as amended, modified or supplemented from time to time in accordance with its terms and in effect at the applicable time; and (ii) any Law mean such Law as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) This Agreement shall be construed without regard to any presumption or rule of construction that any ambiguity should be resolved against the drafter, and shall instead be interpreted according to its fair meaning as if drafted jointly by all Parties.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

ODYSSEY MARINE EXPLORATION, INC.
By:	/s/ Mark D. Gordon
Name:	Mark D. Gordon
Title:	Chairman and Chief Executive Officer

OCEANUS MERGER SUB, INC.
By:	/s/ Mark D. Gordon
Name:	Mark D. Gordon
Title:	President

[Signature Page to Agreement and Plan of Merger]

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AMERICAN OCEAN MINERALS CORPORATION
By:	/s/ Philip Plough
Name:	Philip Plough
Title:	Director

[Signature Page to Agreement and Plan of Merger]

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EXHIBIT A

Definitions

For purposes of this Agreement, each of the following terms (including the singular and plural thereof, as applicable) shall have the meaning set forth below:

“2020 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $3.99 per share.

“2022 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $3.35 per share.

“A&R Odyssey Articles” has the meaning set forth in the recitals.

“Accredited Investor” has the meaning ascribed to such term in Rule 501(a) promulgated under the Securities Act.

“Acquisition Agreement” has the meaning set forth in Section 5.10(a).

“Actions” means any judicial, administrative, or arbitral actions, mediations, suits, litigations, arbitrations, claims, grievances, complaints, proceedings (public or private), audits, inquiries, investigations, demands, notices, or reviews by or before any Governmental Entity.

“Adverse Recommendation Change” has the meaning set forth in Section 5.10(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Agreement” has the meaning set forth in the preamble.

“Alternative Proposal” has the meaning set forth in Section 5.10(e)(i).

“Ancillary Agreements” means the Confidentiality Agreement, the Exchange Agent Agreement, the CIC Agreements, the OML Agreements and the other documents delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, and kickbacks in the public or private sector, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Anti-Dilution Agreement” has the meaning set forth in Section 2.2(b)(ii).

“Anti-Money Laundering Laws” means all Laws concerning or relating to anti-money laundering, terrorist financing, or financial recordkeeping and reporting, including the Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools to Resist, Intercept, and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the UK Proceeds of Crime Act 2022, and any similar Laws.

“AOM” has the meaning set forth in the preamble.

“AOM Board” has the meaning set forth in the recitals.

“AOM Closing Certificate” has the meaning set forth in Section 6.3(c).

“AOM Common Stock” means the common stock, par value $0.0001 per share, of AOM.

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“AOM Contracts” has the meaning set forth in Section 3.12(a).

“AOM Covered Persons” has the meaning set forth in Section 5.7(b).

“AOM Dissenting Shares” means any shares of AOM Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“AOM Intellectual Property” means all Intellectual Property that is owned by AOM or any of its Subsidiaries.

“AOM Lease” has the meaning set forth in Section 3.9(c).

“AOM Leased Real Property” has the meaning set forth in Section 3.9(b).

“AOM Letter of Transmittal” has the meaning set forth in Section 2.5(a).

“AOM Licenses” has the meaning set forth in Section 3.15.

“AOM Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on the business, results of operations or condition (financial or otherwise) of AOM and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute an AOM Material Adverse Effect or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which AOM and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which AOM or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in GAAP (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or by the Ancillary Agreements, including (i) the impact thereof on the relationships, contractual or otherwise, of AOM or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to Odyssey or the announcement or other disclosure of Odyssey’s plans or intentions with respect to the conduct of the business of AOM and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement and any Ancillary Agreements to which AOM is a party or the consummation of the transactions contemplated hereby or by such the Ancillary Agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in AOM’s credit ratings, (i) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (j) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (k) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which Odyssey or any of its Affiliates has approved, consented to or requested or otherwise taken or omitted to take, or (l) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the AOM Disclosure Schedule; provided that the underlying facts or

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occurrences giving rise or contributing to such change, decline or failure in clauses (h) and (i) may be deemed to constitute an AOM Material Adverse Effect or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (j) may be deemed to constitute an AOM Material Adverse Effect, or be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on AOM and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether an AOM Material Adverse Effect has occurred or would reasonably be expected to occur).

“AOM PIPE Warrant” has the meaning set forth in the recitals.

“AOM PIPE Warrant Agreements” has the meaning set forth in the recitals.

“AOM Specified Stockholders” has the meaning set forth in the recitals.

“AOM Stockholder Notice” has the meaning set forth in Section 5.13(b).

“AOM Stockholders” means the holders of AOM Common Stock.

“AOM Written Consent” has the meaning set forth in Section 5.13(a).

“AOM Written Consent Deadline” has the meaning set forth in Section 5.13(a).

“Balance Sheet Date” means December 31, 2025.

“Bridge Debentures” has the meaning set forth in the recitals.

“Bridge Financing” has the meaning set forth in the recitals.

“Bridge Investors” has the meaning set forth in the recitals.

“Bridge Subscription Agreements” has the meaning set forth in the recitals.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Capitalization Date” means 5:00 p.m. (New York time) on the date that is two (2) Business Days prior to the date hereof.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“CIC” means CIC Limited, a company formed under the Laws of the Cook Islands.

“CIC Agreements” means, collectively, that certain (a) Revenue Participation Agreement, dated as of February 2, 2026, among CIC, CIC LLC and AOM; (b) General Security Agreement, dated as of March 2, 2026, made by CIC in favor of AOM; (c) Equity Exchange Agreement, to be dated on or after the date hereof, among Odyssey and the shareholders of CIC named therein; (d) Option Agreement, dated as of the date hereof, between CIC LLC and Odyssey; (e) Option Agreement, to be dated on or after the date hereof, among Odyssey and the shareholders of CIC named therein; (f) Note Purchase Agreement, dated as of the date hereof, between CIC LLC

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and AOM; (g) Convertible Promissory Note, dated as of the date hereof, between CIC LLC and AOM; (h) Pledge Agreement, to be dated on or after the date hereof made by CIC LLC in favor of AOM; (i) Note Purchase Agreement, dated as of the date hereof, between CIC and AOM; (j) Convertible Promissory Note, dated as of the date hereof, between CIC and AOM; (k) General Security Agreement, to be dated on or after the date hereof made by CIC in favor of AOM; (l) Collaboration Memorandum of Understanding, dated as of the date hereof, between AOM and CIC; (m) Sale and Assignment Agreement dated as of April 7, 2026 between Mineral Harvesting Cook Islands, LP and AOM; (n) Sale and Assignment Agreement dated as of April 7, 2026 between Mineral Harvesting Cook Islands II, LP and AOM; and (o) Sale and Assignment Agreement dated as of April 7, 2026 between Provident Trust Group LLC FRO Raphael Diamond Traditional IRA and AOM.

“CIC LLC” means CIC LLC, a Florida limited liability company.

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Date Capitalization Statement” has the meaning set forth in Section 2.1.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of September 23, 2025, by and between Odyssey and AOM.

“Consultant Contract” has the meaning set forth in Section 3.17.

“Consultants” has the meaning set forth in Section 3.17.

“Contract” means any contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement, oral or written, to which AOM is a party and is bound.

“December 2023 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $2.05 per share.

“DGCL” has the meaning set forth in the recitals.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Benefit Plan” means “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement, deferred or incentive compensation, bonus, stock purchase, stock option, restricted stock, restricted stock unit, share appreciation right, phantom equity, equity or equity-based, employment, change in control, severance, separation, retention, vacation, paid time off, health or welfare benefit, post-employment welfare fringe benefit, or other benefit or compensation plan, policy, contract, agreement, program, or arrangement.

“Environmental Laws” means all federal, state and local Laws relating to public or worker health and safety, protection of the environment (including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air), pollution, or Hazardous Substances (including exposure to or Release of Hazardous Substances).

“Environmental Permits” means all Licenses applicable to AOM issued pursuant to Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

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“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer (in-country), or release of any products, components, commodities, technology, software, or data and import controls, including the Export Administration Regulations and International Traffic in Arms Regulations, each maintained by the Bureau of Industry and Security of the U.S. Department of Commerce and the Directorate of Defense Trade Controls of the U.S. Department of State, respectively, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.3(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.3(a).

“Exchange Agent Fund” has the meaning set forth in Section 2.3(a).

“Exchange Ratio” means 4.5017 shares of Odyssey Common Stock for each share of AOM Common Stock.

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Financing Conditions” has the meaning set forth in Section 5.15(a).

“FIRPTA Certificate” has the meaning set forth in Section 5.6(c).

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” shall mean any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a non-U.S. jurisdiction.

“Hazardous Substance” means any chemical, material, substance or waste of any kind or nature, whether solid, liquid, gaseous or radioactive, that is or becomes known to be harmful, hazardous, acutely hazardous, toxic, dangerous, carcinogenic, corrosive, flammable, explosive or otherwise poses a risk to human health, safety or the environment, including any substance that is regulated, defined, designated, listed or classified as such, or for which liability or standards of conduct are imposed, under any applicable Environmental Law, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the federal Resource Conservation and Recovery Act of 1976, as amended, and including asbestos and asbestos-containing materials, polychlorinated biphenyls, per - and polyfluoroalkyl substances, petroleum and petroleum products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, hedging or swap arrangements or similar

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contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services and with respect to any conditional sale, title retention, consignment or similar arrangements, (d) under capital or finance leases, (e) by which such Person assured a creditor against loss, including letters of credit and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (f) for earn-out or contingent payments related to acquisitions or investments, (g) for outstanding severance obligations and any accrued, but unpaid, annual bonus obligations, (h) for unfunded pension or retirement agreements, programs, policies, or other arrangements, (i) in respect of dividends declared or distributions payable, (j) under any interest rate, currency, hedging or other derivative agreement, and (k) in the nature of guarantees of the obligations described in clauses (a) through (j) above of any other Person, in each case excluding intercompany indebtedness.

“Indemnified Person” has the meaning set forth in Section 5.7(a).

“Intellectual Property” means all intellectual property throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, corporate names, logos, Internet domain names, rights in social media identifiers and other indicia of origin (together with the goodwill associated therewith); (b) patents, patent applications and rights in all inventions, and all improvements to the foregoing (whether or not patentable or reduced to practice); (c) copyrights and all other rights in works of authorship (whether or not copyrightable); (d) registrations, applications, renewals, extensions, continuations, divisions or reissues for any of the foregoing; (e) trade secrets and rights in know-how, processes, methods, techniques, inventions, formulae, technologies, algorithms, layouts, designs, protocols, specifications, data compilations and databases, and proprietary rights in confidential information; (f) rights in Software; (g) (h) moral rights; and (h) rights to seek and recover damages or other relief in connection with the infringement, misappropriation or other violation of any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 5.6(d).

“Intervening Event” has the meaning set forth in Section 5.10(e)(ii).

“IT Assets” has the meaning set forth in Section 3.10(d).

“Knowledge” means, with respect to any Party, the actual knowledge of such Party’s executive officers.

“Law” means any law (including common law), statutes, rules, acts, codes, regulations, directive, ordinances, determinations or Orders of, or legally binding guidance issued, entered into, or promulgated by any Governmental Entities.

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all licenses, permits (including environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances.

“March 2023 Odyssey Warrant” means each warrant to purchase one (1) share of Odyssey Common Stock at a price of $1.10 per share.

“Merger” has the meaning set forth in the recitals.

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“Merger Consideration” has the meaning set forth in Section 2.2.

“Merger Sub” has the meaning set forth in the preamble.

“Nasdaq” means the Nasdaq Stock Market LLC.

“NOAA” means the National Oceanic and Atmospheric Administration, an agency of the U.S. Department of Commerce, and any successor Governmental Entity or any office or official thereof having jurisdiction over the NOAA Application.

“NOAA Application” means (a) the NOAA exploration license application for AOM Area-1 LLC, submitted by AOM’s relevant Subsidiary to NOAA on November 26, 2025, including the amended applications submitted on December 18, 2025 and January 30, 2026; and (b) the NOAA exploration license application for AOM Area-2 LLC, submitted by AOM’s relevant Subsidiary to NOAA on December 17, 2025, including the amended application submitted on January 22, 2026, and, in each case, related correspondence with NOAA.

“Non-Core Asset” means Odyssey’s phosphate exploration and development business conducted in Mexico, including the subsea phosphate project located in Mexico’s Exclusive Economic Zone, and all assets, operations, liabilities and equity interests of Odyssey, any of its Subsidiaries and any of their respective Affiliates relating thereto, including Odyssey’s direct and indirect interests in Oceanica Resources Mexico, S. de R.L. de C.V., Phosagmex, S.A.P.I. de C.V., and any successor, subsidiary, joint venture or similar entity holding interests in such project.

“Oceanica Equity Exchange Agreements” mean those certain Amended and Restated Equity Exchange Agreements between Odyssey and certain individuals dated as of June 27, 2025, pursuant to which Odyssey is obligated to issue an aggregate of 1,841,137 shares of Odyssey Common Stock on the terms set forth therein.

“Odyssey” has the meaning set forth in the preamble.

“Odyssey Annual Meeting” has the meaning set forth in Section 5.19.

“Odyssey Articles Amendment” has the meaning set forth in the recitals.

“Odyssey Assumed Warrants” has the meaning set forth in Section 2.4(b).

“Odyssey Assumed Warrants Issuance” has the meaning set forth in the recitals.

“Odyssey Assumed Warrant Shares” has the meaning set forth in Section 2.4(b).

“Odyssey Benefit Plan” means each employee benefit plan (within the meaning of Section 3(3) of ERISA) and each other material employee benefit, compensation, bonus, incentive, equity or equity-based, deferred compensation, retirement, pension, profit-sharing, savings, severance or change-in-control plan, program or arrangement, in each case that is sponsored or maintained by Odyssey or any of its Subsidiaries for the benefit of its current or former employees, officers or directors or with respect to which Odyssey or any of its Subsidiaries has any direct or contingent liability.

“Odyssey Board” has the meaning set forth in the recitals.

“Odyssey Board Recommendation” has the meaning set forth in Section 5.9(a).

“Odyssey Closing Certificate” has the meaning set forth in Section 6.2(c).

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“Odyssey Common Stock” means the common stock, par value $0.0001 per share, of Odyssey.

“Odyssey Intellectual Property” means all Intellectual Property that is owned by Odyssey or any of its Subsidiaries.

“Odyssey Lease” has the meaning set forth in Section 4.8(c).

“Odyssey Leased Real Property” has the meaning set forth in Section 4.8(b).

“Odyssey Licenses” has the meaning set forth in Section 4.14.

“Odyssey Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on the business, results of operations or condition (financial or otherwise) of Odyssey and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute an Odyssey Material Adverse Effect or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which Odyssey and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which Odyssey or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in GAAP (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or by the Ancillary Agreements, including (i) the impact thereof on the relationships, contractual or otherwise, of Odyssey or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to AOM or the announcement or other disclosure of AOM’s plans or intentions with respect to the conduct of the business of Odyssey and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement and any Ancillary Agreements to which Odyssey is a party or the consummation of the transactions contemplated hereby or by such the Ancillary Agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in Odyssey’s credit ratings, (i) any decline in the market price, or change in trading volume, of any securities of Odyssey, (j) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (k) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (l) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which AOM or any of its Affiliates has approved, consented to or requested or otherwise taken or omitted to take, (m) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the Odyssey Disclosure Schedule, or (n) events, circumstances, changes, effects or conditions arising from, or attributable to the Non-Core Asset; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h), (i) and (j) may be deemed to constitute an Odyssey Material Adverse Effect or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (k) may be deemed to constitute an Odyssey Material Adverse Effect, or be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or

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would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on Odyssey and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether an Odyssey Material Adverse Effect has occurred or would reasonably be expected to occur).

“Odyssey Material Contract” means a material contract, as such term is defined in Regulation S-K of the SEC, to which Odyssey is party.

“Odyssey Parties” has the meaning set forth in the preamble.

“Odyssey New Preferred Shares” means shares of a new series of preferred stock of Odyssey (the terms of which shall be set forth in a certificate of designation filed prior to or at the Closing) that provides for: (a) conversion of such Odyssey New Preferred Shares into shares of Odyssey Common Stock on an as-converted basis intended to be economically equivalent to the shares of Odyssey Common Stock for which such Odyssey New Preferred Shares are issued; (b) a limitation on conversion pursuant to which no conversion may be effected to the extent that such conversion would result in the holder thereof, together with its Affiliates, beneficially owning (as defined in Section 13(d) of the Exchange Act) more than 4.99% of the outstanding shares of Odyssey Common Stock immediately following such conversion; (c) voting rights on an as-converted basis with the Odyssey Common Stock, voting together with the Odyssey Common Stock as a single class, but only to the extent such Odyssey New Preferred Shares are then convertible into Odyssey Common Stock; and (d) such other powers, preferences, rights and qualifications, limitations and restrictions as are required under applicable state law to establish a valid series of preferred stock.

“Odyssey Preferred Stock” has the meaning set forth in Section 4.3(a).

“Odyssey Related Parties” has the meaning set forth in Section 8.3(d).

“Odyssey Reports” means each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and the other information incorporated therein) filed with or furnished to the SEC on a voluntary basis or otherwise for the past three (3) years by Odyssey pursuant to the Securities Act or the Exchange Act, including any amendments thereto.

“Odyssey Share Issuance” has the meaning set forth in the recitals.

“Odyssey Shareholder Approval” has the meaning set forth in Section 4.2.

“Odyssey Shareholder Meeting” has the meaning set forth in Section 5.9.

“Odyssey Shareholders” means the holders of Odyssey Common Stock.

“Odyssey Special Transaction Committee” has the meaning set forth in the recitals.

“Odyssey Specified Shareholders” has the meaning set forth in the recitals.

“Odyssey Stock Plans” has the meaning set forth in Section 4.3(a).

“Odyssey Termination Payment” has the meaning set forth in Section 8.3(a).

“OML” means Ocean Minerals, LLC, a Cayman Islands limited liability company.

“OML Agreements” means, collectively, that certain (a) Revenue Participation Agreement, dated as of March 20, 2026, among Moana Minerals Limited, OML and AOM; (b) Collaboration Memorandum of Understanding, dated as of March 20, 2026, between AOM and OML; (c) Unit Purchase Agreement, dated as of

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March 20, 2026, between OML and AOM; (d) Sale and Assignment Agreement, dated as of March 20, 2026, among Transocean Minerals Holdings Limited, AOM and Kiva Marine Limited; and (e) Equity Exchange Agreement, dated as of the date hereof, among Odyssey and the members of OML named therein.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Organizational Documents” means (a) the certificate of incorporation, (b) bylaws, (c) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, (d) any limited liability company, partnership or shareholder agreement, and (e) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 8.1(b).

“Party” has the meaning set forth in the preamble.

“Per Share Merger Consideration” has the meaning set forth in Section 2.4(a).

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (b) statutory Liens of landlords with respect to AOM Leased Real Property or Odyssey Leased Real Property, as applicable, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in connection with the organizational, administrative, or compliance activities of AOM, Odyssey or any of their respective Subsidiaries, as applicable, and not yet due and payable, (d) in the case of AOM Leased Real Property or Odyssey Leased Real Property, as applicable, zoning, building codes, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other similar matters of record, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by AOM or Odyssey, as applicable, or the operation of the business conducted thereon, and (e) Liens securing the Indebtedness of AOM or Odyssey, as applicable, to be released on or prior to Closing.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“PIPE Agreements” means the PIPE Subscription Agreement, the AOM PIPE Warrant Agreements and, if required pursuant to the terms of the PIPE Subscription Agreement, the PIPE Registration Agreement.

“PIPE Investment” has the meaning set forth in the recitals.

“PIPE Investors” has the meaning set forth in the recitals.

“PIPE Registration Rights Agreement” means the registration rights agreement to be entered into in accordance with the PIPE Subscription Agreement.

“PIPE Subscription Agreement” has the meaning set forth in the recitals.

“Post-Closing Odyssey Chief Executive Officer” has the meaning set forth in Section 1.4(c).

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.8(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

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“Requisite AOM Approval” has the meaning set forth in Section 3.2.

“Reverse Stock Split” has the meaning set forth in Section 5.19.

“Reverse Stock Split Proposal” has the meaning set forth in Section 5.19.

“Sanctioned Country” means any country or territory that is, or during the past seven (7) years has been, the subject or target of comprehensive, country-wide or territory-wide Sanctions, which, as of the date of this Agreement, comprise Cuba, Iran, Syria (until July 1, 2025), North Korea, and the Crimea, Donetsk and Luhansk People’s Republics regions of Ukraine.

“Sanctioned Person” means any Person that is: (a) identified on, or 50% owned or controlled (directly or indirectly), by one or more Persons identified on, or acting on behalf of a Person identified on, any applicable U.S. or non-U.S. Sanctions- or Ex-Im Laws-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List, (b) ordinarily resident, operating, or located in, or organized under the Laws of, or 50% owned or controlled (directly or indirectly) by, or acting on behalf of, a Person which is ordinarily resident, operating, or located in, or organized under the Laws of a Sanctioned Country, (c) a government of, or owned or controlled (directly or indirectly) by, or acting on behalf of, a Sanctioned Country or Venezuela, or (d) otherwise a target of Sanctions.

“Sanctions” means all U.S. and non-U.S. economic, financial, or trade sanctions Laws, embargoes, or restrictive measures, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified CIC and OML Agreements” means, collectively, each CIC Agreement and each OML Agreement that, in accordance with its terms, closes within five (5) Business Days of the Closing.

“Software” means all computer software and computer programs (whether in object code or source code format), data and databases in any form or format, firmware and embed versions thereof, and related documentation, developer notes, comments and annotations thereof.

“Stockholders Rights” has the meaning set forth in Section 3.3.

“Subsidiary” or “Subsidiaries” means any Person of which AOM, Odyssey, or other specified Person shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Subsidiary Equity Rights” has the meaning set forth in Section 3.4.

“Superior Proposal” has the meaning set forth in Section 5.10(e)(ii).

“Surviving Corporation” has the meaning set forth in the recitals.

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“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, escheat, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto.

“Terminating AOM Breach” has the meaning set forth in Section 8.1(g).

“Terminating Odyssey Breach” has the meaning set forth in Section 8.1(h).

“Trade Control Laws” has the meaning set forth in Section 3.17.

“Transaction Proposals” has the meaning set forth in Section 5.8(a).

“Transfer Taxes” has the meaning set forth in Section 5.6(a).

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“willful and intentional breach” means a material breach of this Agreement that is the consequence of an intentional act or failure to act of a Party with the knowledge that such act or failure to act would, or would reasonably be expected to, constitute a material breach of this Agreement.

“Withholding Party” has the meaning set forth in Section 2.6.

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FORM OF

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (the “Agreement”), dated as of [●], 2026, is entered into by and among Odyssey Marine Exploration, Inc., a Nevada corporation (the “Corporation”), American Ocean Minerals Corporation, a Delaware corporation (“AOM”), and the undersigned shareholders of the Corporation (each, a “Shareholder” and, collectively, the “Shareholders”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Shareholder is the record and/or beneficial owner of the number of shares of Odyssey Common Stock set forth on Schedule A hereto (together with such additional shares of Odyssey Common Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Shareholder after the date hereof until the Termination Date (as defined below), the “Voting Shares”);

WHEREAS, concurrently with the execution of this Agreement, the Corporation, AOM and Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Corporation (“Merger Sub”) are entering into an Agreement and Plan of Merger, dated as of April 8, 2026 (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AOM (the “Merger”), with AOM surviving the Merger as a wholly owned Subsidiary of the Corporation; and

WHEREAS, as a condition and inducement to the willingness of the Corporation and AOM to enter into the Merger Agreement, the Corporation has required that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Vote. During the period commencing on the date of this Agreement and continuing until the Termination Date (such period, the “Term”), each Shareholder hereby irrevocably and unconditionally agrees solely with the Corporation (and not with any other Shareholder), that, at any meeting of the shareholders of the Corporation (whether annual or special and whether adjourned or postponed), however called, or by written consent of the shareholders of the Corporation, such Shareholder shall: (a) appear at such meeting in person or by proxy, or otherwise cause its Voting Shares to be counted as present thereat for the purpose of establishing a quorum; and (b) vote (or consent), or cause to be voted (or consented), all of its Voting Shares: (i) in favor of (A) the Odyssey Share Issuance, the Odyssey Articles Amendment, and any other Transaction Proposal, and (B) any other action or matter reasonably necessary or advisable to consummate the other transactions contemplated by the Merger Agreement; (ii) without limitation of clause (i), in favor of any proposal to adjourn or postpone any meeting of the shareholders of the Corporation at which any of the matters described in clause (i) are submitted for approval, to a later date if there are insufficient votes to approve such matters at the time such meeting is held; and (iii) against: (A) any transaction involving the acquisition by any third party of any equity interests in, or a material portion of the assets of, the Corporation; (B) any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination involving the Corporation; (C) any action, proposal, or transaction that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect any of the transactions contemplated by the Merger Agreement or this Agreement, or that would result in a material breach of any covenant, representation or warranty, or other obligation or agreement of the Corporation or any of its Subsidiaries under the Merger Agreement; (D) any change in the capitalization or dividend policy of the Corporation, or any amendment or other change to the Corporation’s articles of incorporation or bylaws (other than as expressly permitted or required by the Merger Agreement); and (E) any other change in the Corporation’s corporate structure or business except as expressly permitted by the Merger Agreement.

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2. No Inconsistent Agreements. Each Shareholder hereby represents, covenants, and agrees that, except for this Agreement: (a) such Shareholder has not entered into and shall not enter into any voting agreement, voting trust, proxy, or similar agreement or understanding with respect to any of its Voting Shares; (b) such Shareholder has not granted and shall not grant, prior to the Termination Date, any proxy, consent, or power of attorney with respect to any of its Voting Shares other than as expressly contemplated by Section 1 or Section 4; (c) such Shareholder has not given and shall not give, prior to the Termination Date, any voting instructions or authorizations that are inconsistent with the obligations set forth in Section 1 with respect to any of its Voting Shares; and (d) such Shareholder has not taken and shall not take any action that would reasonably be expected to (i) result in a breach of this Agreement, (ii) render any representation or warranty of such Shareholder contained herein untrue or incorrect in any material respect, or (iii) prevent, impair, or delay the performance by such Shareholder of any of its obligations under this Agreement.

3. [Transfer of Voting Shares.

(a) During the Term, each Shareholder agrees that it shall not, directly or indirectly, Transfer (as defined below) (whether voluntarily or involuntarily), or enter into any Contract or arrangement with respect to the Transfer of, any Voting Shares or any interest therein (including any transfer of the economic consequences of ownership of such Voting Shares, whether by hedging, cash settlement or otherwise), except as expressly permitted by this Agreement. Notwithstanding the foregoing, the following Transfers (each, a “Permitted Transfer”) shall be permitted: (i) if the Shareholder is an individual, Transfers of Voting Shares to any trust for the direct benefit of such Shareholder or one or more members of the immediate family of such Shareholder; (ii) if the Shareholder is an individual, Transfers of Voting Shares by will, other testamentary document, or intestate succession to a legal representative, heir, beneficiary, or member of the immediate family of such Shareholder; (iii) if the Shareholder is an individual, Transfers occurring by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (iv) Transfers of Voting Shares to an Affiliate of such Shareholder; and (v) if the Shareholder holds stock options or restricted stock units of Odyssey, Transfers of Voting Shares issued upon the exercise, settlement or vesting of such stock options or restricted stock units, in each case, solely to the extent necessary to (A) pay the exercise price thereof and/or (B) satisfy applicable Tax withholding obligations; provided, however, that any Permitted Transfer described in clauses (i) through (iv) shall be permitted only if, as a condition precedent to such Transfer, the transferee executes and delivers to the Corporation a joinder to this Agreement pursuant to which such transferee agrees to be bound by, and assume all obligations of the transferring Shareholder under, this Agreement with respect to the Voting Shares so transferred. Any Transfer or attempted Transfer of Voting Shares in violation of this Agreement shall be null and void ab initio.

(b) In the event of any involuntary Transfer of Voting Shares, the transferee shall take and hold such Voting Shares subject to all of the restrictions, rights and obligations under this Agreement until the valid termination hereof.

(c) For purposes of this Agreement, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, encumbrance, hypothecation, grant of a security interest in, gift, distribution, or other disposition of Voting Shares or any interest therein, whether by operation of Law or otherwise.]1

4. Further Assurances; Disclosure. From time to time and without additional consideration, each Shareholder shall execute and deliver, or cause to be executed and delivered, such additional instruments and shall take such further actions as the Corporation may reasonably request in order to carry out the intent and purposes of this Agreement. Without limiting the foregoing, each Shareholder hereby severally, and not jointly, authorizes the Corporation and AOM to disclose, in any public filing made in connection with the Merger Agreement and the transactions contemplated thereby, and in any other announcement or disclosure required by

[1]	Note to Draft: Shareholder holding approximately 10% of the outstanding shares of Odyssey executed a version of this Agreement without this Section 3.

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applicable Law, (a) such Shareholder’s identity, (b) such Shareholder’s beneficial ownership of the Voting Shares, and (c) the nature of such Shareholder’s obligations under this Agreement. Each Shareholder further authorizes the Corporation or AOM to file this Agreement as an exhibit to any filing required to be made by the Corporation or AOM with the SEC in connection with the Merger Agreement and the transactions contemplated thereby.

5. Actions; Waiver of Claims. Each Shareholder hereby agrees that it shall not commence, maintain, or participate in, and shall cause its Affiliates not to commence, maintain, or participate in, any action, claim, or proceeding, whether direct, derivative, representative, or otherwise (each, an “Action”), against the Corporation, AOM, Merger Sub, or any of their respective Affiliates, or any of their respective directors, officers, or members, arising out of or relating to the negotiation, execution, or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby (the “Transactions”), including any Action: (i) challenging the validity or enforceability of, or seeking to enjoin the operation of, any provision of this Agreement; or (ii) alleging any breach of fiduciary duty by the board of directors of the Corporation in connection with the Merger Agreement or the Transactions. Each Shareholder further agrees to take all actions necessary to opt out of any class or collective action relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 5 shall limit or restrict any Shareholder from participating as a defendant or asserting counterclaims in response to any Action commenced against such Shareholder relating to this Agreement, the Merger Agreement, or the Transactions.

6. Termination. This Agreement shall terminate upon the earliest to occur of: (a) the Effective Time; (b) the termination of the Merger Agreement in accordance with its terms; (c) the termination of this Agreement by mutual written consent of the parties hereto (such earliest date, the “Termination Date”); (d) the time that the Odyssey Board effects an Adverse Recommendation Change in accordance with the Merger Agreement; or (e) any amendment or modification of any provision of the Merger Agreement that: (i) increases the amount or changes the form of the Merger Consideration in any material respect; and (ii) is not approved by the Odyssey Special Transaction Committee; provided, that the provisions set forth in Sections 6 and 10 to 20 shall survive the termination of this Agreement; and provided, further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

7. Representations and Warranties of Each Shareholder. Each Shareholder, severally and not jointly, hereby represents and warrants to the Corporation, as of the date hereof, with respect to itself only, as follows:

(a) Organization. Such Shareholder, if not an individual, is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. Such Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, or similar Laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”). No other action or proceeding on the part of such Shareholder, or, if not an individual, any of its governing bodies or equityholders, is necessary to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by such Shareholder, nor the performance of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which such Shareholder is a party; (ii) violate any applicable Law or Order; or (iii) if not an individual, conflict with or violate the organizational or governing documents of such Shareholder, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of such Shareholder to perform its obligations under this Agreement.

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(d) Consents and Approvals. No consent, approval, order, authorization, or filing with or notification to any Governmental Entity is required to be obtained or made by such Shareholder in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder, except for those that would not reasonably be expected to materially and adversely affect such Person’s ability to perform its obligations under this Agreement.

(e) Ownership of Voting Shares. Such Shareholder is the record and beneficial owner of, and has good and marketable title to, the shares of Odyssey Common Stock that constitute such Shareholder’s Voting Shares, free and clear of all Liens, other than (i) Liens created by this Agreement, (ii) restrictions on transfer of general applicability under applicable securities Laws, or (iii) restrictions that do not impair such Shareholder’s ability to perform its obligations hereunder. Such Shareholder does not beneficially own any Voting Shares other than those constituting its Voting Shares as of the date hereof. None of such Voting Shares are subject to any voting trust, proxy, or other agreement or arrangement with respect to the voting of such Voting Shares, except as contemplated by this Agreement.

(f) Reliance. Such Shareholder understands and acknowledges that the Corporation and AOM are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the representations, warranties, covenants, and obligations contained herein. Such Shareholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing and understands that the Merger Agreement governs the terms of the Merger and the Transactions.

(g) No Actions. As of the date hereof, there is no Action pending or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its Affiliates, and no Order binding upon such Shareholder or any of its Affiliates, in each case, that would reasonably be expected to (i) question the ownership of such Shareholder’s Voting Shares (as applicable), (ii) challenge the validity or enforceability of this Agreement, or (iii) impair the ability of such Shareholder to perform its obligations under this Agreement.

8. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants to each Shareholder, as of the date hereof, as follows:

(a) Organization. The Corporation is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. The Corporation has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. No further corporate action or proceeding on the part of the Corporation or its board of directors is required to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by the Corporation, nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which the Corporation is a party; (ii) violate any applicable Law or Order; or (iii) conflict with or violate the articles of incorporation or bylaws of the Corporation, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of the Corporation to perform its obligations under this Agreement.

(d) Consents and Approvals. Except as otherwise set forth in the Merger Agreement, neither the execution and delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby requires the Corporation to obtain any consent, approval, order, waiver, authorization, or permit of, or to make any filing with or notification to, any Governmental Entity, except for such consents, approvals, filings, or notifications the failure of which to

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obtain or make would not reasonably be expected to materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement.

9. Shareholder Capacity. No Shareholder, and no Person executing this Agreement on behalf of a Shareholder, who is or becomes during the Term a director or officer of Odyssey or any of its Affiliates, shall be deemed to have made any agreement or understanding herein in such Person’s capacity as a director or officer, or to have agreed to take or refrain from taking any action in such capacity, to the extent such action or inaction is required to comply with such Person’s fiduciary duties or other legal obligations under applicable Law. Any action taken or not taken by a Shareholder or such Person in his or her capacity as a director or officer of Odyssey or any of its Affiliates shall not be deemed to constitute a breach of this Agreement. Each Person executing this Agreement on behalf of a Shareholder does so solely in such Person’s capacity as a representative of such Shareholder, and nothing herein shall limit or affect any actions taken (or failures to act) by such Person in such Person’s capacity as a director or officer of Odyssey or any of its Affiliates.

10. Specific Performance. Each Shareholder hereby acknowledges and agrees, severally and not jointly, that: (a) the covenants, obligations, and agreements set forth in this Agreement relate to special, unique, and extraordinary matters; (b) the Corporation and AOM are entering into the Merger Agreement in reliance upon such covenants, obligations, and agreements; and (c) irreparable harm would result, and monetary damages would not be an adequate remedy, if any such covenants, obligations, or agreements were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Shareholder agrees that the Corporation and AOM shall be entitled to seek and obtain injunctive relief, specific performance, or other equitable relief to prevent or cure any breach or threatened breach of this Agreement, without the necessity of proving actual damages or posting any bond or other security, and each Shareholder hereby irrevocably waives any requirement for the posting of any such bond or security. Each Shareholder further agrees that it shall not oppose the granting of any injunction, decree of specific performance, or other equitable relief on the ground that the Corporation or AOM has an adequate remedy at law or that such equitable relief is otherwise inappropriate. Without limiting the foregoing, each Shareholder acknowledges and agrees that, during the Term, the Corporation and AOM shall be entitled to seek specific performance to enforce the terms and provisions of this Agreement and to prevent or cure breaches of the covenants required to be performed by such Shareholder, in addition to any other remedies available at law or in equity, including the right to terminate this Agreement in accordance with its terms. Each Shareholder further agrees that it shall not take any position in any legal proceeding relating to this Agreement that is inconsistent with the terms of this Section 10.

11. Amendment. This Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed by each of the parties hereto, or in the case of a waiver by a party, signed by the party to whom such right hereunder inures.

12. Extension and Waiver. The Corporation and AOM, on the one hand, and any Shareholder, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement in any one instance shall be deemed to be a further or continuing waiver of such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

13. Notices. Notices and communications under this Agreement shall be made in writing to a party at the email address set forth immediately after such party’s signature block on the signature pages to this Agreement. A party’s email address for notices or communications may be amended by providing notice of such amendment to the other parties as provided in this Section 13. Notice shall be deemed given when sent with proof of successful transmission.

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14. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter. Each party hereto acknowledges and agrees that, in entering into this Agreement, it has not relied on any promises, assurances, statements or representations, written or oral, other than those expressly set forth in this Agreement.

15. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign, directly or indirectly (including by operation of Law), this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto.

16. Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by e-mail (including .pdf or other electronic format) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to any conflict of laws or choice of laws rules or principles that would cause or permit the application of the Laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

18. Consent to Jurisdiction, Etc. Each party hereto irrevocably agrees that any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (each, a “Legal Dispute”) shall be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York. Each such party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts therefrom) and waives, to the fullest extent permitted by applicable Law, any objection to the laying of venue in such courts or any claim that such forum is inconvenient. During the pendency of any Legal Dispute filed in accordance with this Section 18, all actions, suits or proceedings relating to such Legal Dispute (including any counterclaim, cros-claim or interpleader) shall be subject to the exclusive jurisdiction of such court. Each party hereto irrevocably waives, and shall not assert as a defense in any Legal Dispute, that: (a) such party is not subject to the jurisdiction of such courts; (b) such action, suit or proceeding may not be brought or is not maintainable in such court; (c) such party’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue is improper. A final judgment in any Legal Dispute described in this Section 18, following expiration of the period permitted for appeal (and subject to any stay during appeal), shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any Legal Dispute relating to this Agreement or the transactions contemplated hereby.

19. Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable under any applicable Law or public policy, the remaining terms, conditions and provisions of this Agreement shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not materially adversely affected with respect to any party hereto. Upon such determination, the parties hereto shall negotiate in good faith to amend this Agreement so as to effect, to the maximum extent possible, the original intent of the parties in a manner that is valid, legal and enforceable and that permits the transactions contemplated hereby to be consummated as originally contemplated.

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20. Confidentiality. Each Shareholder hereby agrees (a) to hold any non-public information regarding this Agreement and the Merger in strict confidence and (b) except as required by law or legal process, not to divulge any such non-public information to any third party.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

ODYSSEY MARINE EXPLORATION, INC., as the Corporation

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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AMERICAN OCEAN MINERALS CORPORATION, as AOM

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[SHAREHOLDER 1], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[SHAREHOLDER 2], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[SHAREHOLDER 3], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[SHAREHOLDER 4], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[SHAREHOLDER 5], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[SHAREHOLDER 6], as Shareholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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Schedule A

Shareholder	Shares of Odyssey Common Stock
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]

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Confidential

FORM OF

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (the “Agreement”), dated as of [●], 2026, is entered into by and among American Ocean Minerals Corporation, a Delaware corporation (the “Corporation”), Odyssey Marine Exploration Inc., a Nevada corporation (“Odyssey”), and the undersigned stockholders of the Corporation, each of whom is, or is a family member or Affiliate of, a director, officer, Affiliate or founder of the Corporation (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, the Corporation, Odyssey and Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Odyssey (“Merger Sub”) are entering into an Agreement and Plan of Merger, dated as of April 8, 2026 (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Corporation (the “Merger”), with the Corporation surviving the Merger as a wholly owned Subsidiary of Odyssey; and

WHEREAS, as of the date hereof, each Stockholder is the record and/or beneficial owner of the number of shares of AOM Common Stock set forth on Schedule A hereto (together with such additional shares of AOM Common Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Stockholder after the date hereof until the Termination Date (as defined below), the “Voting Shares”), which Voting Shares represent a majority, but less than 100%, of the outstanding shares of AOM Common Stock entitled to vote on the approval of the Merger Agreement;

WHEREAS, as a condition and inducement to the willingness of the Corporation and Odyssey to enter into the Merger Agreement, the Corporation has required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Vote. As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement is declared effective under the Securities Act, each Stockholder shall duly execute and deliver to Odyssey the AOM Written Consent, in the form attached hereto as Exhibit A, pursuant to which such Stockholder shall irrevocably and unconditionally consent to the matters, actions, and proposals contemplated by Section 5.13(a) (AOM Stockholder Approval) of the Merger Agreement. Without limiting the generality of the immediately preceding sentence of this Section 1, during the period commencing on the date of this Agreement and continuing until the Termination Date (such period, the “Term”), each Stockholder hereby irrevocably and unconditionally agrees solely with the Corporation (and not with any other Stockholder), that, at any meeting of the stockholders of the Corporation (whether annual or special and whether adjourned or postponed), however called, or by written consent of the stockholders of the Corporation (including by executing the AOM Written Consent), such Stockholder shall: (a) appear at such meeting in person or by proxy, or otherwise cause its Voting Shares to be counted as present thereat for the purpose of establishing a quorum; and (b) vote (or consent), or cause to be voted (or consented), all of its Voting Shares: (i) in favor of (A) the Merger, (B) the adoption and approval of the Merger Agreement, and (C) any other action or matter reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement; (ii) without limitation of clause (i), in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Corporation at which any of the matters described in clause (i) are submitted for approval, to a later date if there are insufficient votes to approve such matters at the time such meeting is

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held; and (iii) against: (A) any transaction involving the acquisition by any third party (other than Odyssey or an affiliate thereof) of any equity interests in, or a material portion of the assets of, the Corporation; (B) any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination involving the Corporation (other than the Merger); (C) any action, proposal, or transaction that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement, or that would result in a material breach of any covenant, representation or warranty, or other obligation or agreement of the Corporation or any of its Subsidiaries under the Merger Agreement; (D) any change in the capitalization or dividend policy of the Corporation, or any amendment or other change to the Corporation’s certificate of incorporation or bylaws (other than as required by the Merger Agreement); and (E) any other change in the Corporation’s corporate structure or business except as expressly permitted by the Merger Agreement.

2. No Inconsistent Agreements. Each Stockholder hereby represents, covenants, and agrees that, except for this Agreement: (a) such Stockholder has not entered into and shall not enter into any voting agreement, voting trust, proxy, or similar agreement or understanding with respect to any of its Voting Shares; (b) such Stockholder has not granted and shall not grant, prior to the Termination Date, any proxy, consent, or power of attorney with respect to any of its Voting Shares other than as expressly contemplated by Section 1 or Section 4; (c) such Stockholder has not given and shall not give, prior to the Termination Date, any voting instructions or authorizations that are inconsistent with the obligations set forth in Section 1 with respect to any of its Voting Shares; and (d) such Stockholder has not taken and shall not take any action that would reasonably be expected to (i) result in a breach of this Agreement, (ii) render any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect, or (iii) prevent, impair, or delay the performance by such Stockholder of any of its obligations under this Agreement.

3. Transfer of Voting Shares.

(a) During the Term, each Stockholder agrees that it shall not, directly or indirectly, Transfer (as defined below) (whether voluntarily or involuntarily), or enter into any Contract or arrangement with respect to the Transfer of, any Voting Shares or any interest therein (including any transfer of the economic consequences of ownership of such Voting Shares, whether by hedging, cash settlement or otherwise), except as expressly permitted by this Agreement. Notwithstanding the foregoing, the following Transfers (each, a “Permitted Transfer”) shall be permitted: (i) if the Stockholder is an individual, Transfers of Voting Shares to any trust for the direct benefit of such Stockholder or one or more members of the immediate family of such Stockholder; (ii) if the Stockholder is an individual, Transfers of Voting Shares by will, other testamentary document, or intestate succession to a legal representative, heir, beneficiary, or member of the immediate family of such Stockholder; (iii) if the Stockholder is an individual, Transfers occurring by operation of Law pursuant to a qualified domestic relations order or in connection with a divorce settlement; and (iv) Transfers of Voting Shares to an Affiliate of such Stockholder; provided, however, that any Permitted Transfer shall be permitted only if, as a condition precedent to such Transfer, the transferee executes and delivers to the Corporation a joinder to this Agreement pursuant to which such transferee agrees to be bound by, and assume all obligations of the transferring Stockholder under, this Agreement with respect to the Voting Shares so transferred. Any Transfer or attempted Transfer of Voting Shares in violation of this Agreement shall be null and void ab initio.

(b) In the event of any involuntary Transfer of Voting Shares, the transferee shall take and hold such Voting Shares subject to all of the restrictions, rights and obligations under this Agreement until the valid termination hereof.

(c) For purposes of this Agreement, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, encumbrance, hypothecation, grant of a security interest in, gift, distribution, or other disposition of Voting Shares or any interest therein, whether by operation of Law or otherwise.

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4. Further Assurances; Disclosure. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments and shall take such further actions as the Corporation may reasonably request in order to carry out the intent and purposes of this Agreement. Each Stockholder authorizes the Corporation or Odyssey to file this Agreement as an exhibit to any filing required to be made by the Corporation or Odyssey with the SEC in connection with the Merger Agreement and the transactions contemplated thereby, provided that personal identifying information of the Stockholder shall be redacted from such filings.

5. Waiver of Appraisal Rights. Each Stockholder hereby irrevocably waives and agrees not to exercise any appraisal, dissenters’, or similar rights that such Stockholder now has or may hereafter acquire under applicable Law (including Section 262 of the General Corporation Law of the State of Delaware), in each case arising out of or in connection with the Merger.

6. Actions; Waiver of Claims. Each Stockholder hereby agrees that it shall not commence, maintain, or participate in, and shall cause its Affiliates not to commence, maintain, or participate in, any action, claim, or proceeding, whether direct, derivative, representative, or otherwise (each, an “Action”), against the Corporation, Odyssey, Merger Sub, or any of their respective Affiliates, or any of their respective directors, officers, or members, arising out of or relating to the negotiation, execution, or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby (the “Transactions”), including any Action: (i) challenging the validity or enforceability of, or seeking to enjoin the operation of, any provision of this Agreement; or (ii) alleging any breach of fiduciary duty by the board of directors of the Corporation in connection with the Merger Agreement or the Transactions. Each Stockholder further agrees to take all actions necessary to opt out of any class or collective action relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 6 shall limit or restrict any Stockholder from participating as a defendant or asserting counterclaims in response to any Action commenced against such Stockholder relating to this Agreement, the Merger Agreement, or the Transactions.

7. Termination. This Agreement shall terminate upon the earliest to occur of: (a) the Effective Time; (b) the termination of the Merger Agreement in accordance with its terms; or (c) the termination of this Agreement by mutual written consent of the parties hereto (such earliest date, the “Termination Date”); provided, that the provisions set forth in Sections 6, 7 and 11 to 21 shall survive the termination of this Agreement; and provided, further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

8. Representations and Warranties of Each Stockholder. Each Stockholder, severally and not jointly, hereby represents and warrants to the Corporation, as of the date hereof, with respect to itself only, as follows:

(a) Organization. Such Stockholder, if not an individual, is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. Such Stockholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, or similar Laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”). No other action or proceeding on the part of such Stockholder, or, if not an individual, any of its governing bodies or equityholders, is necessary to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by such Stockholder, nor the performance of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which such Stockholder is a

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party; (ii) violate any applicable Law or Order; or (iii) if not an individual, conflict with or violate the organizational or governing documents of such Stockholder, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of such Stockholder to perform its obligations under this Agreement.

(d) Consents and Approvals. No consent, approval, order, authorization, or filing with or notification to any Governmental Entity is required to be obtained or made by such Stockholder in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder, except for those that would not reasonably be expected to materially and adversely affect such Person’s ability to perform its obligations under this Agreement.

(e) Ownership of Voting Shares. Such Stockholder is the record and beneficial owner of, and has good and marketable title to, the shares of AOM Common Stock that constitute such Stockholder’s Voting Shares, free and clear of all Liens, other than (i) Liens created by this Agreement, (ii) restrictions on transfer of general applicability under applicable securities Laws, or (iii) restrictions that do not impair such Stockholder’s ability to perform its obligations hereunder. Such Stockholder does not beneficially own any Voting Shares other than those constituting its Voting Shares as of the date hereof. None of such Voting Shares are subject to any voting trust, proxy, or other agreement or arrangement with respect to the voting of such Voting Shares, except as contemplated by this Agreement.

(f) Reliance. Such Stockholder understands and acknowledges that the Corporation and Odyssey are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder and the representations, warranties, covenants, and obligations contained herein. Such Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing and understands that the Merger Agreement governs the terms of the Merger and the Transactions.

(g) No Actions. As of the date hereof, there is no Action pending or, to the knowledge of such Stockholder, threatened against such Person or any of its Affiliates, and no Order binding upon such Person or any of its Affiliates, in each case, that would reasonably be expected to (i) question the ownership of such Person’s Voting Shares (as applicable), (ii) challenge the validity or enforceability of this Agreement, or (iii) impair the ability of such Person to perform its obligations under this Agreement.

9. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants to each Stockholder, as of the date hereof, as follows:

(a) Organization. The Corporation is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

(b) Authority. The Corporation has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed, and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. No further corporate action or proceeding on the part of the Corporation or its board of directors is required to authorize the execution, delivery, or performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement by the Corporation, nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby, will: (i) violate, conflict with, or result in a breach of or default under any Contract to which the Corporation is a party; (ii) violate any applicable Law or Order; or (iii) conflict with or violate the certificate of incorporation or bylaws of the Corporation, except, in each case, for conflicts, violations, or defaults that would not materially impair the ability of the Corporation to perform its obligations under this Agreement.

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(d) Consents and Approvals. Except as otherwise set forth in the Merger Agreement, neither the execution and delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder or the consummation of the transactions contemplated hereby requires the Corporation to obtain any consent, approval, order, waiver, authorization, or permit of, or to make any filing with or notification to, any Governmental Entity, except for such consents, approvals, filings, or notifications the failure of which to obtain or make would not reasonably be expected to materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement.

10. Specific Performance. Each Stockholder hereby acknowledges and agrees, severally and not jointly, that: (a) the covenants, obligations, and agreements set forth in this Agreement relate to special, unique, and extraordinary matters; (b) the Corporation and Odyssey are entering into the Merger Agreement in reliance upon such covenants, obligations, and agreements; and (c) irreparable harm would result, and monetary damages would not be an adequate remedy, if any such covenants, obligations, or agreements were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Stockholder agrees that the Corporation and Odyssey shall be entitled to seek and obtain injunctive relief, specific performance, or other equitable relief to prevent or cure any breach or threatened breach of this Agreement, without the necessity of proving actual damages or posting any bond or other security, and each Stockholder hereby irrevocably waives any requirement for the posting of any such bond or security. Each Stockholder further agrees that it shall not oppose the granting of any injunction, decree of specific performance, or other equitable relief on the ground that the Corporation or Odyssey has an adequate remedy at law or that such equitable relief is otherwise inappropriate. Without limiting the foregoing, each Stockholder acknowledges and agrees that, during the Term, the Corporation and Odyssey shall be entitled to seek specific performance to enforce the terms and provisions of this Agreement and to prevent or cure breaches of the covenants required to be performed by such Stockholder, in addition to any other remedies available at law or in equity, including the right to terminate this Agreement in accordance with its terms. Each Stockholder further agrees that it shall not take any position in any legal proceeding relating to this Agreement that is inconsistent with the terms of this Section 10.

11. Amendment. This Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed by each of the parties hereto, or in the case of a waiver by a party, signed by the party to whom such right hereunder inures.

12. Extension and Waiver. The Corporation and Odyssey, on the one hand, and any Stockholder, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement in any one instance shall be deemed to be a further or continuing waiver of such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

13. Notices. Notices and communications under this Agreement shall be made in writing to a party at the email address set forth immediately after such party’s signature block on the signature pages to this Agreement. A party’s email address for notices or communications may be amended by providing notice of such amendment to the other parties as provided in this Section 13. Notice shall be deemed given when sent with proof of successful transmission.

14. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter. Each party hereto acknowledges and agrees that, in entering into this Agreement, it has not relied on any promises, assurances, statements or representations, written or oral, other than those expressly set forth in this Agreement.

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15. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign, directly or indirectly (including by operation of Law), this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto.

16. Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by e-mail (including .pdf or other electronic format) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to any conflict of laws or choice of laws rules or principles that would validity, construction, effect, performance and remedies. cause or permit the application of the Laws of any other jurisdiction) as to all matters, including matters of

18. Consent to Jurisdiction, Etc. Each party hereto irrevocably agrees that any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (each, a “Legal Dispute”) shall be brought exclusively in the state courts of the State of New York located in the Borough of Manhattan in the City of New York or, if federal jurisdiction exists, in the federal courts of the United States located in the Borough of Manhattan in the City of New York. Each such party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts (and the appropriate appellate courts therefrom) and waives, to the fullest extent permitted by applicable Law, any objection to the laying of venue in such courts or any claim that such forum is inconvenient. During the pendency of any Legal Dispute filed in accordance with this Section 18, all actions, suits or proceedings relating to such Legal Dispute (including any counterclaim, cross-claim or interpleader) shall be subject to the exclusive jurisdiction of such court. Each party hereto irrevocably waives, and shall not assert as a defense in any Legal Dispute, that: (a) such party is not subject to the jurisdiction of such courts; (b) such action, suit or proceeding may not be brought or is not maintainable in such court; (c) such party’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; or (e) the venue is improper. A final judgment in any Legal Dispute described in this Section 18, following expiration of the period permitted for appeal (and subject to any stay during appeal), shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any Legal Dispute relating to this Agreement or the transactions contemplated hereby.

19. Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable under any applicable Law or public policy, the remaining terms, conditions and provisions of this Agreement shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not materially adversely affected with respect to any party hereto. Upon such determination, the parties hereto shall negotiate in good faith to amend this Agreement so as to effect, to the maximum extent possible, the original intent of the parties in a manner that is valid, legal and enforceable and that permits the transactions contemplated hereby to be consummated as originally contemplated.

20. Confidentiality. Each Stockholder hereby agrees (a) to hold any non-public information regarding this Agreement and the Merger in strict confidence and (b) except as required by law or legal process, not to divulge any such non-public information to any third party.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

AMERICAN OCEAN MINERALS CORPORATION, as the Corporation

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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ODYSSEY MARINE EXPLORATION, INC., as Odyssey

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[STOCKHOLDER 1], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[STOCKHOLDER 2], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[STOCKHOLDER 3], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[STOCKHOLDER 4], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[STOCKHOLDER 5], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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[STOCKHOLDER 6], as Stockholder

By:
Title:

Email:

[Signature Page to Transaction Support Agreement]

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Schedule A

Stockholder	Shares of AOM Common Stock
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]

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Annex A-2

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of June 26, 2026, with respect to that certain Agreement and Plan of Merger, dated as of April 8, 2026 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), Oceanus Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Odyssey (“Merger Sub”), and American Ocean Minerals Corporation, a Delaware corporation (“AOM”). Odyssey, Merger Sub and AOM are sometimes individually referred to in this Amendment as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to them in the Merger Agreement.

W I T N E S S E T H:

WHEREAS, the Parties entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will merge with and into AOM, with AOM surviving such merger as a wholly owned Subsidiary of Odyssey;

WHEREAS, pursuant to Section 9.14 of the Merger Agreement, the Merger Agreement may be amended by the Parties by execution and delivery of an instrument in writing signed by each of the Parties; and

WHEREAS, the Parties wish to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.

Amendment to Section 5.8 (Form S-4; Proxy Statement/Prospectus). The sentence of Section 5.8(a) of the Merger Agreement that begins with “Without limitation, the Proxy Statement/Prospectus shall” is hereby amended and restated in its entirety to read as follows:

“Without limitation, the Proxy Statement/Prospectus shall (i) solicit proxies from the holders of Odyssey Common Stock to vote at the Odyssey Shareholder Meeting in favor of (A) the Odyssey Share Issuance, (B) the Odyssey Assumed Warrants Issuance, (C) the Odyssey Articles Amendment, and (D) any other proposals deemed necessary or desirable by the Parties to consummate the transactions contemplated hereby (collectively, the “Transaction Proposals”), (ii) include financial and other information regarding the transactions contemplated hereby in accordance with Regulation 14A under the Exchange Act, and (iii) constitute a prospectus of Odyssey that complies with the provisions of the Securities Act relating to the Odyssey Common Stock to be issued to the AOM Stockholders pursuant to Article II.”

2.

Amendment to Exhibit B (Form of Amended and Restated Articles of Incorporation of Odyssey). Exhibit B to the Merger Agreement (Form of Amended and Restated Articles of Incorporation of Odyssey) is hereby amended by replacing the first sentence of Article IV (Capital Stock) with the following: “The aggregate number of shares which this Corporation shall have authority to issue is: Four Hundred Million (400,000,000) shares of $.0001 par value each, which shares shall be designated “Common Stock”; and Twenty-Five Million (25,000,000) shares of $.0001 par value each, which shares shall be designated “Preferred Stock” and which may be issued in one or more series at the discretion of the Board of Directors.”

A-2-1

3.

No Other Amendments; Effect of Amendment. Except as expressly amended by this Amendment, the Merger Agreement remains in full force and effect in accordance with its terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein. Upon the execution and delivery of this Amendment, the Merger Agreement shall be deemed to be amended as set forth herein, with the same effect as if the amendments made hereby were originally set forth in the Merger Agreement, and this Amendment and the Merger Agreement shall henceforth be read, taken and construed as one and the same instrument.

4.

References. From and after the date of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment; provided, however, that references to the date of the Merger Agreement, and references to “the date hereof” and “the date of this Agreement” set forth in the Merger Agreement, shall in all instances continue to refer to April 8, 2026.

5.

Miscellaneous. The provisions of Article IX of the Merger Agreement (Miscellaneous), including Section 9.10 (Governing Law), Section 9.12 (Counterparts; Electronic Signatures), and Section 9.14 (Amendment), are hereby incorporated by reference into this Amendment, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

ODYSSEY MARINE EXPLORATION, INC.

By:	/s/ Mark D. Gordon

Name:	Mark D. Gordon
Title:	Chairman and Chief Executive Officer

OCEANUS MERGER SUB, INC.

By:	/s/ Mark D. Gordon

Name:	Mark D. Gordon
Title:	President

AMERICAN OCEAN MINERALS CORPORATION

By:	/s/ Philip Plough

Name:	Philip Plough
Title:	Director

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

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ANNEX B

April 8, 2026

Special Transaction Committee of the Board of Directors

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd., Suite 210

Tampa, FL 33609

Members of the Special Transaction Committee:

You have requested our opinion as to the fairness, from a financial point of view, to Odyssey Marine Exploration, Inc. (“Omega”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Omega, Oceanus Merger Sub, Inc., a wholly owned subsidiary of Omega (“Merger Sub”), and American Ocean Minerals Corporation (“Alpha”). As more fully described in the Agreement, Merger Sub will be merged with and into Alpha (the “Transaction”), following which Alpha will be the surviving corporation and a wholly owned subsidiary of Omega, and each issued and outstanding share of common stock, par value $0.0001 per share (“Alpha Common Stock”), of Alpha, other than shares held in the treasury of Alpha or owned by Omega or Merger Sub immediately prior to the effective time of the Transaction and shares as to which the holder has properly demanded appraisal in accordance with the General Corporation Law of the State of Delaware, will be converted into the right to receive 4.5017 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share (“Omega Common Stock”), of Omega or, to the extent provided in the Agreement, shares of a new series of preferred stock of Omega (the “Omega New Preferred Shares”) intended to be economically equivalent to the shares of Omega Common Stock for which such Omega New Preferred Shares are issued. As provided in the Agreement, at the closing of the Transaction, Omega will issue with respect to the Alpha Common Stock an aggregate number of shares of Omega Common Stock, or equivalent in the form of Omega New Preferred Shares, equal to the Exchange Ratio multiplied by the sum of (i) the number of shares of Alpha Common Stock outstanding on the date of the Agreement, (ii) the number of shares of Alpha Common Stock issued immediately prior to the effective time of the Transaction pursuant to and in connection with Alpha’s convertible debentures, which you have advised us will automatically convert into shares of Alpha Common Stock immediately prior to the effective time of the Transaction (the “Bridge Debentures”), including any additional shares of Alpha Common Stock issuable upon conversion of the Bridge Debentures, subject to terms of the Agreement and pursuant to specified anti-dilution provisions of an agreement to which Alpha is a party, and (iii) the number of shares of Alpha Common Stock issued immediately prior to the effective time of the Transaction pursuant to the PIPE Agreements (as defined in the Agreement).

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Omega; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Omega and Alpha furnished to us by Omega and Alpha, including certain financial forecasts for Omega and Alpha, based on certain estimated financial data for Omega and Alpha furnished to us by Omega and Alpha, certain financial forecasts for Ocean Minerals LLC (“Ocean Minerals”) and CIC Limited (“CIC” and, collectively with Ocean Minerals, the “Operating Assets”) prepared by the respective managements of the Operating Assets, and certain commodities pricing data applicable to the Operating Assets (which financial forecasts, estimates and data have been approved for our use in connection with our financial analysis and opinion by the management of Omega); (iii) reviewed information regarding the capitalization of Omega, Alpha and the Operating Assets furnished to us by Omega, Alpha and the Operating Assets (which information has been approved for our use in connection with our financial analysis and opinion by the management of Omega); (iv) reviewed certain internal information relating to certain cost savings

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expected to result from the Transaction and certain other pro forma financial effects of the Transaction (collectively, the “Pro Forma Effects”) furnished to us by Omega; (v) conducted discussions with members of the senior management and representatives of Omega concerning the information described in clauses (i) through (iv) of this paragraph, as well as the business and prospects of Omega, Alpha and the Operating Assets, generally; (vi) reviewed the reported prices and trading activity for the Omega Common Stock; (vii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (viii) reviewed an execution version of the Agreement; (ix) participated in certain discussions and negotiations among representatives of Omega and Alpha and their advisors; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our analysis and opinion, we have relied on the information supplied to, discussed with or reviewed by us being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). We have also relied on the representation of Omega’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have relied upon, without independent verification, the assessment of Omega and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts, estimates and other data referred to above (upon which we have relied without independent verification), we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of, as the case may be, Omega, Alpha and the Operating Assets as to the future performance of Omega, Alpha and the Operating Assets. With respect to the estimates of the Pro Forma Effects (including the amount, timing and achievability thereof) referred to above (upon which we have relied without independent verification), we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Omega as to the matters addressed thereby. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Omega, Alpha or the Operating Assets, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied on the assessments of the management of Omega as to the existing technology, products and services of the Operating Assets and the validity of, and risks associated with, the future technology, products and services of the Operating Assets. We have assumed that there will be no developments with respect to any of the foregoing that would affect our analysis or opinion.

Our opinion does not address Omega’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Omega. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Exchange Ratio from a financial point of view to Omega. In addition, we express no opinion as to the terms of the Bridge Financing (as defined in the Agreement), the financing contemplated by the PIPE Agreements or the Non-Core Asset Transactions (as defined in the Agreement).

The Agreement also contemplates, and we have assumed, that the Non-Core Asset Transactions will be consummated prior to the closing of the Transaction and, as a result thereof, the Non-Core Asset (as defined in the Agreement) will not be owned by Omega, after giving effect to the Transaction and the Non-Core Asset Transactions. Our opinion relates to the relative values of Omega (excluding the Non-Core Asset) and Alpha. We have evaluated the Exchange Ratio relative to ranges of illustrative values for Omega and Alpha indicated by our analysis (without giving effect to (i) the Bridge Financing or the financing contemplated by the PIPE Agreements, or the conversion thereof into Alpha Common Stock or (ii) any value attributable to the Non-Core Asset). With your consent, we express no opinion as to what the value of Omega Common Stock or Omega New

Preferred Shares actually will be when issued pursuant to the Transaction or the prices at which any such shares may trade at any time. With your approval, we have treated the Omega New Preferred Shares to be issued in the Transaction as identical, in all respects material to our analysis, to shares of Alpha Common Stock. We are not expressing any opinion as to fair value, viability or the solvency of Omega or Alpha following the closing of the Transaction or at any time.

In rendering this opinion, we have assumed that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction, including the Bridge Financing, the PIPE Investment (as defined in the Agreement) and the Non-Core Asset Transaction, will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that any failures to obtain such consents or approvals would not be material to our analysis. In addition, representatives of Omega have advised us, and we have assumed, that the merger contemplated by the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Transaction will otherwise have the tax consequences intended thereby. We understand that (i) in Omega’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, the audit report contains a statement to the effect that Omega’s operating losses and need for additional capital to fund operations and capital expenditures raise substantial doubt about Omega’s ability to continue as a going concern and (ii) contemporaneously with the execution and delivery of the Agreement,

Alpha and Omega are entering into a note purchase agreement, pursuant to which Alpha has agreed to purchase certain senior secured notes issued by Omega for the purpose of bridging Omega’s financing needs through the closing of the Transaction.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof. As you are aware, the credit, commodities, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Omega, Alpha or the Transaction.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the substantial completion of our work in connection with the delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of Omega, Alpha, CIC, Ocean Minerals, CIC LLC, SummitNorth, Inc. or Transocean Minerals Holdings Ltd., and/or their respective affiliates. In the two years prior to the date hereof, we have not been engaged by (and have not received any fees from) (i) Omega unrelated to the Transaction or (ii) Alpha, CIC, Ocean Minerals, CIC LLC, SummitNorth, Inc., Transocean Minerals Holdings Ltd., Mark Justh, Tom Albanese, Greg Stemm or John Halkyard (the foregoing parties in clauses (i) and (ii), the “Relevant Parties”). In the future, Moelis & Company LLC and its affiliates may provide investment banking and other services to the Relevant Parties and/or their respective affiliates, and would expect to receive compensation for such services.

This opinion is for the use and benefit of the Special Transaction Committee of the Board of Directors of Omega (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of

Omega or Alpha. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio in the Transaction pursuant to the Agreement is fair from a financial point of view to Omega.

Very truly yours,

MOELIS & COMPANY LLC

Annex C

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of April 8, 2026, by and among American Ocean Minerals Corporation, a Delaware corporation (the “Company”), Odyssey Marine Exploration, Inc., a Nevada corporation (“Omega”), and each of the investors identified on the signature pages hereto, severally and not jointly (including their respective successors and assigns, each a “Purchaser” and collectively, the “Purchasers”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, the Company is or will be party to that certain Agreement and Plan of Merger by and among the Company, Omega, Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omega (“Merger Sub”), dated on or about the date hereof (including all exhibits and schedules thereto, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company at the Effective Time, with the Company surviving such merger, whereby each issued and outstanding share of the Company’s Common Stock will be exchanged for Omega Common Stock (the “Merger”) and as a result of the Merger, Merger Sub will cease to exist and the Company will continue as the surviving corporation and a wholly owned subsidiary of Omega;

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company immediately prior to the Effective Time, shares of the Company’s Common Stock, together with five-year warrants for 100% of such number of shares, for an aggregate amount equal to approximately $156 million;

WHEREAS, as set forth in this Agreement, Omega will undertake best efforts to prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act the Omega Securities (as defined below) and cause such registration statement to become effective at or prior to the Closing Date; and

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser, severally and not jointly, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Action” means an action, claim, suit or proceeding, whether commenced or threatened, whether direct, derivative, representative, or otherwise.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Anti-Bribery Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010, and any rules or regulations promulgated thereunder; the Organisation for Economic

Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any other applicable Laws relating to bribery or corruption in any governing jurisdiction.

“Attorney-in-Fact” shall have the meaning ascribed to such term in Section 4.17(c).

“Board of Directors” means the board of directors of the Company.

“BSA/PATRIOT Act” shall have the meaning ascribed to such term in Section 3.2(l).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally open for use by customers on such day.

“Cleansing Time” means (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Closing” shall have the meaning ascribed to such term in Section 2.1(a).

“Closing Date” shall have the meaning ascribed to such term in Section 2.1(a).

“Closing Notice” shall have the meaning ascribed to such term in Section 2.1(b).

“Common Stock” or “Company’s Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company Covered Action” shall have the meaning ascribed to such term in Section 4.9(a).

“Company Material Adverse Effect” means any effect, change, event, circumstance, condition or occurrence that, individually or in the aggregate, has a material adverse effect on (i) the legal authority, enforceability and ability of the Company to timely comply with the terms of the Transaction Documents or (ii) the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (a) changes in general conditions in the industries in which the Company and its Subsidiaries operate, (b) changes in general economic or political conditions, including conditions in the securities, credit, financial or other capital markets, in each case in the United States or any other jurisdiction in which the Company or any of its Subsidiaries operate, including changes or fluctuations in commodity prices, metal prices, supply or demand for commodities or metals, or related input costs, (c) changes in Law or in generally accepted accounting principles (or other applicable accounting regulations or principles), or in the interpretation or enforcement thereof, (d) the public announcement of this Agreement or the Merger Agreement or the public announcement, pendency or consummation of the transactions contemplated hereby or thereby, including (i) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and (ii) any facts or circumstances relating to Omega or the announcement or other disclosure of Omega’s plans or intentions with respect to the conduct of the business of the Company and its Subsidiaries after the Closing (provided, however, that this clause (d) shall not apply to any representation or warranty to the extent the express purpose thereof is to address consequences resulting from the execution, delivery and performance of this Agreement, the Merger Agreement or the agreements ancillary thereto which the Company is a party or the consummation of the transactions contemplated hereby or by such the ancillary agreements), (e) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism (including cyberattacks), or any escalation or worsening thereof, (f) acts of God, weather conditions, calamities, earthquakes, fires, floods, hurricanes, tornadoes or other natural or man-made disasters or force majeure events, (g) any epidemic, pandemic, disease outbreak or other public health emergency, crisis or event, or worsening thereof or responses thereto, (h) any change in the Company’s credit ratings, (i) any failure to meet any internal or published projections, forecasts, budgets or financial or operating predictions in respect of revenue, earnings, cash flow or cash position, (j) the imposition or modification of any tariffs, trade restrictions or other duties, including those arising from changes in trade policies or international relations, and the effects of any trade wars, (k) any event, circumstance, change, effect or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, the Merger Agreement or the agreements ancillary thereto, or any action taken, or failure to take action, or such other changes, in each case which the Purchasers have approved, consented to or requested or otherwise taken or omitted to take, or (l) events, circumstances, changes, effects or conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, the Company Disclosure Schedule to the Merger Agreement; provided that the underlying facts or occurrences giving rise or contributing to such change, decline or failure in clauses (h) and (i) may be deemed to constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder; provided, further, that any effect, change, event, circumstance, condition or occurrence referred to in clauses (a), (b), (c), (e), (f), (g) or (j) may be deemed to constitute a Company Material Adverse Effect, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent such effect, change, event, circumstance, condition or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries (without giving effect to the Merger), taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Compliance Date” means May 9, 2025, which is the date of the initial incorporation of a predecessor to the Company.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Covered Action” shall have the meaning ascribed to such term in Section 4.9(b).

“Disclosed Transactions” means the transactions contemplated by (a) the Merger Agreement, (b) the Subscription Agreements, Bridge Subscription Agreements, Bridge Debentures, CIC Agreements, OML Agreements and the Non-Core Asset Transactions, in each case as defined in the Merger Agreement and (c) the Royalty Sale.

“Disclosure Document” shall have the meaning ascribed to it in Section 4.5.

“Disclosure Schedules” means the Disclosure Schedules delivered concurrently herewith.

“Disqualification Event” shall have the meaning ascribed to it in Section 3.1(z).

“Effective Time” shall have the meaning ascribed to it in the Merger Agreement.

“Engagement Letters” shall have the meaning ascribed to it in Section 5.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Issuance” shall have the meaning ascribed to such term in Section 4.19.

“Expected Closing Date” shall have the meaning ascribed to such term in Section 2.1(b).

“Free Transferability Date” means, with respect to any Omega Securities, the earliest of (i) the date that a registration statement (including the Registration Statement) covering the resale of such Omega Securities has been declared effective by the SEC, (ii) the date of any sale of such Omega Securities pursuant to a Registration Statement or Rule 144, as long as the transferor is not an Affiliate of Omega, (iii) the date that such Omega Securities are eligible for sale under Rule 144, without the requirement for Omega to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2) as to such securities without volume or manner-of-sale restrictions or (iv) the one year anniversary of the Closing Date, provided the holder of Omega Securities is not and has not been at any point in the preceding 90-day period an Affiliate of Omega.

“GAAP” shall mean generally accepted accounting principles in the United States of America.

“Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

“International Trade Laws” means (a) all U.S. import and export Laws (including those Laws administered by the U.S. Departments of Commerce (Bureau of Industry and Security)) codified at 15 C.F.R., Parts 700-774; Homeland Security (Customs and Border Protection) codified at 19 C.F.R., Parts 1-192; State (Directorate of Defense Trade Controls) codified at 22 C.F.R., Parts 103, 120-130; and the Treasury (Office of Foreign Assets Control) codified at 31 C.F.R., Parts 500-598) and (b) all comparable applicable Laws outside the United States.

“Investor Presentation” shall have the meaning ascribed to it in Section 3.2(g).

“Issuer Covered Person” shall have the meaning ascribed to it in Section 3.1(z).

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, order or consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” means any notice of noncompliance or violation, or any Action, demand, charge, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or examination, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Entity.

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Losses” means losses, liabilities, obligations, claims, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation.

“Maximum Rate” shall have the meaning ascribed to such term in Section 5.17.

“Merger Transactions” shall have the meaning ascribed to such term in Section 4.17.

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(j).

“Nasdaq” means the Nasdaq Stock Market LLC.

“OFAC” shall have the meaning ascribed to such term in Section 3.1(o).

“OFAC List” shall have the meaning ascribed to such term in Section 3.2(l).

“Officer’s Certificate” means a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that (i) the representations and warranties of the Company in Section 3.1 hereof are true and correct in all material respects, except for those representations and warranties qualified by materiality or Company Material Adverse Effect, which shall be true and correct in all respects, as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or Company Material Adverse Effect, which shall be true and correct in all respects as of such earlier date, (ii) all obligations, covenants and agreements to be performed or complied with by the Company at or prior to the Closing have been performed or complied with by the Company in all material respects, and (iii) all of the conditions set forth in Section 2.3(b) have been satisfied.

“Omega Common Stock” means Omega’s common stock, par value $0.0001 per share.

“Omega Covered Action” shall have the meaning ascribed to such term in Section 4.9(b).

“Omega Covered Person” shall have the meaning ascribed to such term in Section 3.3(m).

“Omega Material Adverse Effect” means any change, event, or occurrence that, individually or in the aggregate, has had a material adverse effect on (a) the legal authority, enforceability and ability of Omega to timely comply with the terms of the Transaction Documents, or (b) the business, financial condition, properties, assets, liabilities, stockholders’ equity or results of operations of Omega and its Subsidiaries, taken as a whole.

“Omega S-4 Registration” shall have the meaning ascribed to such term in Section 4.1(d).

“Omega Securities” means the Omega Shares, the Omega Warrants and the Omega Warrant Shares, collectively.

“Omega Shares” means the shares of Omega Common Stock issuable under the Merger Agreement with respect to the Shares.

“Omega Warrants” means five-year warrants for the purchase of shares of Omega Common Stock delivered to the Purchasers at the Closing under the Merger Agreement, in the form of Exhibit B attached hereto, in exchange for cancellation of their Warrants, as provided for in Section 8 of the Warrants.

“Omega Warrant Shares” means the Omega Shares issuable upon exercise of the Omega Warrants.

“Omega Warrant Shareholder Approval” shall have the meaning ascribed to such term in Section 2.3(b) (iv).

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agents” means Citigroup Global Markets Inc. and Cantor Fitzgerald & Co.

“Purchaser Party” means each Purchaser and such Purchaser’s directors, officers, shareholders, members, partners, investment advisers, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons.

“Registration Rights Agreement” means a Registration Rights Agreement among Omega and the Purchasers and the other parties thereto, in the form of Exhibit A attached hereto, to be entered into if the Omega S-4 Registration has not occurred immediately prior to the Effective Time.

“Registration Statement” means (i) a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Omega Shares and Omega Warrant Shares by the Purchasers as provided for in the Registration Rights Agreement or (ii) the S-4 Registration Statement.

“Required Minimum” means, as of any date, the maximum aggregate number of shares of Omega Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Omega Warrant Shares, ignoring any exercise limits set forth therein.

“Reverse Split Ratio” shall have the meaning ascribed to such term in Section 2.3(b) (iv).

“Royalty Sale” means the sale by Alpha to 1001525062 Ontario Inc. of revenue participation or royalty agreements among Alpha and each of (i) CIC; (ii) Moana Minerals Limited, a wholly-owned subsidiary of OML; (iii) AOM Area 1, LLC, a wholly-owned subsidiary of Alpha; (iv) AOM Area 2, LLC, a wholly-owned subsidiary of Alpha; and (v) AOM Area 3, LLC, a wholly-owned subsidiary of Alpha in exchange for a secured promissory note with an aggregate principal amount of US$15,000,000.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“S-4 Registration Statement” shall have the meaning ascribed to such term in Section 4.1(d).

“Sanctioned Jurisdiction” shall have the meaning ascribed to such term in Section 3.1(o).

“Sanctions Laws” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury, or (v) any country in which the Company or any of its Subsidiaries or any agent acting on behalf of the forgoing is performing activities.

“SDN List” shall have the meaning ascribed to such term in Section 3.1(o).

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all reports, schedules, forms, statements and other documents required to be filed by a company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as such company was required by law or regulation to file such material).

“Securities” means the Shares, the Warrants and the Warrant Shares, collectively.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Common Stock delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(ii) hereof.

“Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock or Omega Common Stock).

“Standard Settlement Period” shall have the meaning ascribed to such term in Section 4.1(c).

“Standstill Period” shall have the meaning ascribed to such term in Section 4.19.

“Subscription Amount” shall mean, as to each Purchaser, the aggregate amount to be paid for the Shares and Warrants purchased hereunder pursuant to the terms of this Agreement as set forth across from such Purchaser’s name on Schedule A hereto in U.S. dollars and in immediately available funds.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Entity.

“Trading Day” means a day on which the Trading Market is open for trading.

“Trading Market” means the principal national securities exchange on which the Omega Common Stock is listed or quoted for trading on the date in question, if any.

“Transaction Documents” means this Agreement, all exhibits and schedules hereto (including the Disclosure Schedules), the Warrants and, if applicable, the Registration Rights Agreement.

“Warrants” means five-year warrants for the purchase of shares of Common Stock delivered to the Purchasers at the Closing in accordance with Section 2.2(a) (ii) hereof, in the form of Exhibit B attached hereto.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

“Willful Breach” shall have the meaning ascribed to such term in Section 5.1.

ARTICLE 2

PURCHASE AND SALE

2.1 Closing.

(a) The closing of the purchase and sale of the Shares and Warrants pursuant to this Agreement (the “Closing”) shall occur immediately prior to the Effective Time (the date of such Closing, the “Closing Date”) and take place virtually by the electronic exchange of documents. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell to each Purchaser, and each Purchaser agrees to purchase, severally and not jointly with each other Purchaser, the number of Shares and Warrants set forth opposite such Purchaser’s name on Schedule A hereto, for an aggregate purchase price equal to the Subscription Amount.

(b) Upon written notice from (or on behalf of) the Company to the Purchaser (the “Closing Notice”) at least five (5) Business Days prior to the date that the Company reasonably expects all conditions to the closing of the Merger to be satisfied (the “Expected Closing Date” and the Expected Closing Date set forth in the first Closing Notice to the Purchasers, the “Initial Expected Closing Date”)), such Purchaser shall deliver to the Company no later than two (2) Business Days prior to the Expected Closing Date, the Subscription Amount for the Shares and Warrants, by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. If the Closing is not consummated on or prior to the fifth (5th) Business Day after the Initial Expected Closing Date, unless otherwise agreed between the Company and the Purchaser, the Company shall return the applicable Subscription Amount to such Purchaser by wire transfer of United States dollars in immediately available funds to an account specified by such Purchaser in writing to the Company. Notwithstanding such return, (i) a failure to close on the Expected Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in Section 2.3 to be satisfied or waived on or prior to the Closing Date, and (ii) the Purchaser shall remain obligated (A) following the Company’s delivery to the Purchaser of a new Closing Notice within four (4) Business Days prior to the new Expected Closing Date, to redeliver funds to the Company no later than two (2) Business Days prior to the new Expected Closing Date set forth in such new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in Section 2.3. Notwithstanding the foregoing, with respect to certain Purchasers identified in Schedule A (whose commitments total approximately $22.4 million), the Subscription Amount due will not be paid into escrow but instead will paid at the Closing via an offset to the purchase price due from the Company under certain Sale and Assignment of Debt Agreements, dated April 7, 2026, with respect to the acquisition of shares of common stock and warrants in CIC Limited.

(c) At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 2.3, the Company shall deliver to the Purchaser, against payment by the Purchaser of its Subscription Amount, the Shares and Warrants in certificated or book entry form (at the Company’s election), in the name of the Purchaser.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement, duly executed by the Company;

(ii) (x) a certificate evidencing (or reasonable evidence of issuance by book entry, as applicable) of the Shares (or, if the closing of the Merger occurs substantially concurrently with the Closing hereunder, the Omega Shares) in form and substance reasonably acceptable to such Purchaser showing such Purchaser (or its nominee in accordance with its instructions) as the owner of such Shares on and as of the Closing Date registered in the name of such Purchaser and (y) the Warrants in the form of Exhibit B (which, if the closing of the Merger occurs substantially concurrently with the Closing hereunder, will automatically become the Omega Warrants pursuant to Section 8 thereof) and registered in the name of such Purchaser;

(iii) the Officer’s Certificate;

(iv) a certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement, the other Transaction Documents and the issuance of the Securities, certifying the current versions of the Organizational Documents of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company; and

(v) the Closing Notice.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company and Omega (as applicable) the following:

(i) this Agreement, duly executed by such Purchaser;

(ii) if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement duly executed by such Purchaser; and

(iii) such Purchaser’s Subscription Amount to the account specified in the Closing Notice.

(c) On or prior to the Closing Date, Omega shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement, duly executed by Omega; and

(ii) if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement duly executed by Omega.

2.3 Closing Conditions.

(a) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Purchasers contained herein shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless such representation or warranty was made as of a specific date, in which case such representation and warranty shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, which shall be true and correct in all respects, as of such date);

(ii) all obligations, covenants and agreements to be performed or complied with by each Purchaser on or prior to the Closing shall have been performed or complied with by such Purchaser in all material respects;

(iii) the Purchasers shall have delivered the items set forth in Section 2.2(b) of this Agreement; and

(iv) all conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

(b) The respective obligations of each Purchaser to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by each Purchaser solely as to such Purchaser of the additional conditions that, on the Closing Date:

(i) the representations and warranties of the Company contained in Section 3.1 hereof and of Omega contained in Section 3.3 hereof shall be true and correct in all material respects, except for those representations and warranties qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, as applicable, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, which shall be true and correct in all respects as of such earlier date;

(ii) all obligations, covenants and agreements to be performed or complied with by the Company and Omega on or prior to the Closing shall have been performed or complied with by it in all material respects;

(iii) all conditions to the closing of the Merger shall have been, in the good faith judgment of the Company and Omega, satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. Neither the Company nor Omega shall have amended, modified, or waived or failed to contest an action regarding a breach of any provision under the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that a Purchaser would reasonably expect to receive under this Agreement without having received each affected Purchaser’s prior written consent, provided that neither Company nor Omega shall disclose (except with such Purchaser’s consent) any material non-public information in connection with the seeking of such consent;

(iv) prior to or at the Effective Time, Omega shall have effected a reverse share split of the Omega Common Stock resulting in at least twenty-five (25) (the “Reverse Split Ratio”) shares of Omega Common Stock prior to the split being combined into one share of Omega Common Stock; provided that the Reverse Split Ratio (i) may be reduced or waived to the extent approved by Alyeska Master Fund, LP and (ii) shall be reduced if and to the extent necessary for Omega to maintain compliance with the continued listing standards of the Trading Market.

(v) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(vi) the delivery by Omega of the items set forth in Section 2.2(c) of this Agreement;

(vii) the Omega stockholders shall have approved (either as part of the approval of the Merger or separately) the issuance of the Omega Warrants and Omega Warrant Shares in accordance with the rules of Nasdaq (the “Omega Warrant Shareholder Approval”);

(viii) no Governmental Entity shall have issued any order, decree or ruling, and no law shall be in effect, enjoining, restraining or otherwise prohibiting any of the transactions contemplated hereby; and

(ix) the Closing of the purchase of Securities by each Purchaser shall occur substantially concurrently, provided that a failure by any Purchaser to provide the deliverables set forth in Section 2.2(b) or satisfy the requirements in Section 2.3(a) shall not affect the timing of the Closing in respect of any other Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the correspondingly numbered section of the Disclosure Schedules that relates to such section or in another section of the Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section, the Company hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date):

(a) The Company (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement, the other Transaction Documents and the Merger Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause a Company Material Adverse Effect. Each Subsidiary of the Company is (i) a corporation, limited liability company or other entity validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation or formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its Board of Directors, or its stockholders in connection herewith or therewith, subject only to the adoption of the Merger Agreement in accordance with the terms thereof by the Company’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation. This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when duly executed by the other parties thereto and delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s certificate of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not cause a Company Material Adverse Effect.

(d) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents (including, without limitation, the issuance and sale of the Securities), other than (i) filings required by applicable state securities laws, (ii) such filings as are required by or provided for in the Merger Agreement and (iii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.

(e) The Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, except for restrictions on transfer imposed by applicable securities laws. The Warrant Shares are duly authorized and, when issued upon exercise of the Warrants in accordance with the terms of the Warrant, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company, except for restrictions on transfer imposed by applicable securities laws.

(f) Except as set forth in the Disclosure Schedules, since December 31, 2025, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to cause a Company Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not altered its method of accounting, and (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock.

(g) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) materially adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, cause a Company Material Adverse Effect. The Company is not and has not been the subject of any Action or Legal Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.

(h) Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act or any state securities (or “blue sky”) laws is required for the offer and sale of the Securities by the Company to such Purchaser.

(i) Neither the Company nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities. The Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold any securities, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of the Securities, as contemplated hereby, to the registration provisions of the Securities Act.

(j) The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Legal Proceeding involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(k) The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(l) The Company is not, and after giving effect to the offering and sale of the Securities in the financing contemplated hereby, will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has since the Compliance Date, directly or indirectly, offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Entity; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where the Company, any of its Subsidiaries or representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Entity, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any person (in each case in violation of any Anti-Bribery Laws). Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the Compliance Date, directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder the Company or any of its Subsidiaries in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any of their respective representatives acting on their behalf, has, since the Compliance Date, been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of the Company, any representatives acting on their behalf has, since the Compliance Date, received any written notice, request, or citation from any Governmental Entity for any actual or potential noncompliance with any Anti-Bribery Laws.

(n) The operations of each of the Company and its Subsidiaries are and have been, since the Compliance Date, conducted at all times in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which the Company or any of its Subsidiaries operates, and no Legal Proceeding between the Company or any of its Subsidiaries and any Governmental Entity with respect to any of the foregoing is pending or, to the knowledge of the Company, threatened in writing.

(o) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of the Company, any other Representative acting on behalf of the Company or any of its Subsidiaries is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”)); (ii) located, organized, or resident in any country, region or territory that is the subject of comprehensive territorial sanctions administered by the United States and any other jurisdiction in which the Company or any of its Subsidiaries operates (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”); or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing. The Company is either (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time. The Company has no intention of becoming a “person of a country of concern” that engages in any “covered activity”.

(p) The Company and its Subsidiaries have, since the Compliance Date, maintained in place and implemented risk-based controls and systems designed to promote compliance with economic sanctions administered and maintained by the U.S. government.

(q) Neither the Company nor any of its Subsidiaries has, since the Compliance Date, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

(r) Except for fees payable by the Company to the Placement Agents, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(s) Except for matters that would not, individually or in the aggregate, cause a Company Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all applicable income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material Taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(t) The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(u) The Company does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents. For the avoidance of doubt, the Company has not entered into any other securities purchase agreement with any other Person on or around the date hereof, that includes terms and conditions that are materially more advantageous to such Person than to any Purchaser hereunder.

(v) The Company hereby acknowledges and agrees that (i) the Placement Agents are acting solely as placement agents in connection with the execution, delivery and performance of the Transaction Documents and are not acting as underwriters or in any other capacity and are not and shall not be construed as fiduciaries for the Purchasers, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Documents, (ii) the Placement Agents have not made nor will make any representation or warranty, whether express or implied, of any kind or character and the Placement Agents have not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Documents and (iii) the Placement Agents will not have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (B) the business, affairs, financial condition, operations or properties of, or any other matter concerning the Company.

(w) The Company has not entered into, and will not enter into, any other agreement or any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument with any Purchaser or any other purchaser of Securities in connection with the transactions contemplated hereby with terms and conditions that are more favorable than the terms and conditions provided to the Purchasers under this Agreement.

(x) At the time it was most recently provided to the Purchasers, the Investor Presentation did not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(y) The Company’s representations and warranties set forth in the Merger Agreement in Sections 3.3 (Capitalization), 3.6(b) (Financial Statements), 3.9 (Real Estate), 3.10 (Intellectual Property), 3.12 (Alpha Contracts), 3.14 (Environmental Matters), 3.15 (Licenses and Permits), 3.16 (No Employees), 3.20 (Insurance), 3.21 (Affiliate Transactions) and 3.25 (NOAA Application) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Alpha Disclosure Schedule (as defined in the Merger Agreement).

(z) None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder. The Company will notify the Purchasers and the Placement Agents in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a specified date, as of such date) to the Company that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date:

(a) Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation with the requisite power and authority to enter into and perform its obligations under the Transaction Documents.

(b) Each Transaction Document to which it is a party has been duly authorized, executed and delivered by such Purchaser, and assuming the due authorization, execution and delivery of the same by the Company, each Transaction Document to which such Purchaser is a party shall constitute the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of the Transaction Documents, including the purchase of the Securities hereunder, the compliance by such Purchaser with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject; (ii) the Organizational Documents of such Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Purchaser or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on such Purchaser’s ability to consummate the transactions contemplated by the Transaction Documents, including the purchase of the Securities.

(d) (i) At the time such Purchaser was offered the Securities, it was, and as of the date hereof, it is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) or (9) under the Securities Act) and/or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act, (ii) such Purchaser is acquiring the Shares only for its own account and not for the account of others, and (iii) such Purchaser is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and, except as otherwise agreed by the Company, the Placement Agents and a Purchaser, has provided the Company with the requested information on Annex A following the signature page hereto).

(e) Such Purchaser acknowledges and agrees that the Securities are being and the Omega Securities may be offered in transactions not involving any public offering within the meaning of the Securities Act and that neither the Securities nor the Omega Securities have been registered under the Securities Act or the securities laws of any state in the United States or other jurisdiction and that neither the Company nor Omega is required to register the Securities or Omega Securities except if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, as set forth in the Registration Rights Agreement. Such Purchaser acknowledges and agrees that the Securities will be and Omega Securities may be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective Registration Statement under the Securities Act, except (i) to the issuer thereof or its Subsidiary, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to so called “Section 4(a) (1 1⁄2)”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i) through (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Securities shall contain a restrictive legend to such effect and any certificates or account entries representing Omega Securities may contain a restrictive legend to such effect. Such Purchaser acknowledges and agrees that the Securities will be and the Omega Securities may be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, such Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities or Omega Securities and may be required to bear the financial risk of an investment in the Securities or Omega Securities for an indefinite period of time. Each Purchaser acknowledges and agrees that the Securities and, if the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Omega Securities will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities or Omega Securities.

(f) Such Purchaser understands and agrees that it is purchasing the Securities directly from the Company. Each Purchaser further acknowledges that there have not been, and such Purchaser hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Purchaser by the Company, Omega, the Placement Agents, or any of their respective Affiliates or any of their control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties covenants and agreements of the Company and Omega set forth in this Agreement and, if applicable, the Registration Rights Agreement, respectively. Such Purchaser agrees that none of (i) any other Purchaser (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Purchaser) and (ii) the Placement Agents, their respective Affiliates or any of their respective Affiliates’ control persons, officers, directors or employees shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to such Purchaser or any other Purchaser, or any person claiming through such Purchaser or any other Purchaser, including, without limitation, pursuant to this Agreement or the other Transaction Documents related to the offering of the Securities, the negotiation hereof or the subject matter hereof, the transactions contemplated hereby or the Investor Presentation (as defined below), for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

(g) In making its decision to purchase the Securities, such Purchaser has relied solely upon independent investigation made by such Purchaser, the Company’s “PIPE Financing Presentation – 2026”, as most recently provided to such Purchaser in connection herewith (the “Investor Presentation”), Omega’s SEC Reports, and the Company’s representations in Section 3.1 of this Agreement. Such Purchaser acknowledges and agrees that such Purchaser has received such information as such Purchaser deems necessary in order to make an investment decision with respect to the Securities, including with respect to the Company, Omega and the terms of the Merger, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to the Purchaser’s investment in the Securities. Without limiting the generality of the foregoing, such Purchaser acknowledges that it had the opportunity to review a final draft of the Merger Agreement. Such Purchaser represents and agrees that such Purchaser and such Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Purchaser and the Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. Such Purchaser acknowledges and agrees that none of the Placement Agents, nor any of their officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided such Purchaser with any recommendation or advice with respect to the Securities nor is such recommendation or advice necessary or desired. The Placement Agents have not made, and do not make, any representation as to the Company or the quality or value of the Securities. In addition, the Company, the Placement Agents and their respective Affiliates or Representatives have acquired non-public information with respect to the Company which such Purchaser agrees, subject to applicable law, need not be provided to it. The Placement Agents and each of their respective members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or any Securities or the accuracy, completeness or adequacy of any information supplied to such Purchaser by the Company. In connection with the issuance of the Securities to such Purchaser, such Purchaser agrees and acknowledges that the Placement Agents are acting as the Company’s placement agents in connection with the transactions contemplated by this Agreement, and none of the Placement Agents or any of their respective Affiliates have acted as a financial advisor or fiduciary to such Purchaser.

(h) Such Purchaser became aware of this offering of the Securities solely by means of direct contact between such Purchaser and the Company or its Affiliates, or by means of contact from the Placement Agents, and Securities were offered to such Purchaser solely by direct contact between such Purchaser and the Company or its Affiliates. Such Purchaser did not become aware of this offering of the Securities, nor were the Securities offered to such Purchaser, by any other means. Such Purchaser acknowledges that the Company represents and warrants that the Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities. Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and such Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Purchaser has considered necessary to make an informed investment decision. Such Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Such Purchaser understands and acknowledges that, assuming the accuracy of Company’s representations, the purchase and sale of the Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Such Purchaser has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for such Purchaser and that such Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Purchaser’s investment in the Company. Such Purchaser acknowledges specifically that a possibility of total loss exists.

(k) Such Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

(l) Such Purchaser is not (i) a person or entity named on the SDN List or in any executive order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a “designated national” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that such Purchaser is permitted to do so under applicable law. If such Purchaser is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, such Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, such Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by such Purchaser and used to purchase the Securities were legally derived.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Securities hereunder.

(n) Such Purchaser: (i) will have sufficient funds to pay the Subscription Amount pursuant to Section 2.2(b) (iii) of this Agreement; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents when due; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations under the Transaction Documents.

(o) Such Purchaser acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Placement Agents, Omega or any of their respective Affiliates or any of their control persons, officers, directors, employees, agents or representatives), the Investor Presentation, and the representations and warranties of the Company and Omega contained in this Agreement or, if applicable, the Registration Rights Agreement, in making its investment or decision to invest in the Company. Such Purchaser agrees that none of (i) any other Purchaser or any other Person participating in any other private placement of securities of the Company (including the controlling persons, officers, directors, partners, agents or employees of any such other Person), (ii) the Company’s Affiliates or any of its respective Affiliates’ control persons, officers, directors, partners, agents, employees or representatives nor (iii) the Placement Agents, their respective Affiliates or any of their respective control persons, officers, directors, partners, agents, employees or representatives shall be liable to such Purchaser or any other Purchaser, including, without limitation, pursuant to the Transaction Documents or any other agreement related to a private placement of Securities, or the information included in the Investor Presentation, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities hereunder or thereunder; except, with respect to clause (ii) above, to the extent of their own gross negligence, fraud or willful misconduct.

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by such Purchaser solely in connection with the sale of the Securities to such Purchaser.

(q) Such Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company and Omega. For the avoidance of doubt, nothing in this Agreement or any Transaction Document shall restrict or be deemed to restrict any Purchaser’s ability to effect transactions in the securities of any issuer other than the Company or Omega, in each case subject to applicable law.

3.3 Representations and Warranties of Omega. Except as disclosed in Omega’s SEC Reports furnished to or filed with the SEC prior to the date hereof (or with respect to representations made as of the Closing Date, prior to the Closing Date) or as set forth in the correspondingly numbered section of the Disclosure Schedules that relates to such section or in another section of the Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section, Omega hereby represents and warrants to each Purchaser that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date and, in each case, subject to materiality and materiality qualifiers specified below):

(a) Omega (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement, the other Transaction Documents and the Merger Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause an Omega Material Adverse Effect. Each Subsidiary of Omega is (i) a corporation, limited liability company or other entity validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation or formation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not cause an Omega Material Adverse Effect. Neither Omega nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.

(b) The execution and delivery of this Agreement and each of the other Transaction Documents by Omega and the consummation by Omega of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Omega and no further action is required by Omega, its Board of Directors, or its stockholders in connection herewith or therewith, subject only to the adoption of the Merger Agreement, receipt of the Omega Warrant Shareholder Approval and the issuance of securities of Omega as Merger Consideration (as defined in Merger Agreement) thereunder in accordance with the terms thereof by Omega’s stockholders under applicable Nevada corporate law and Omega’s articles of incorporation. This Agreement and each other Transaction Document to which Omega is a party has been (or upon delivery will have been) duly executed by Omega and, when duly executed by the other parties thereto and delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of Omega enforceable against Omega in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) The execution, delivery and performance by Omega of this Agreement and the other Transaction Documents to which it is a party and the consummation by Omega of the transactions contemplated hereby and thereby do not and will not (i) subject to approval by Omega’s stockholders of the Merger Agreement, receipt of the Omega Warrant Shareholder Approval and the issuance of the Omega Securities as Merger Consideration thereunder in accordance with the terms thereof, conflict with or violate any provision of Omega’s articles of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Omega or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing an Omega or Subsidiary debt or otherwise) or other understanding to which Omega or any Subsidiary is a party or by which any property or asset of Omega or any Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Omega or a

Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of Omega or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not cause an Omega Material Adverse Effect.

(d) Upon the issuance of Omega Shares in the Merger in exchange for the Shares, the Omega Shares will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Omega, except for restrictions on transfer imposed by applicable securities laws. Upon the issuance of Omega Warrants in the Merger in exchange for the Warrants, the Omega Warrant Shares will be duly authorized and, when issued upon exercise of the Omega Warrants in accordance with the terms of the Omega Warrant, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Omega, except for restrictions on transfer imposed by applicable securities laws. At the time of the issuance of the Omega Shares or Omega Warrant Shares, as applicable, such issuance will either be registered under the Securities Act or, assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2, no such registration shall be required and, assuming Omega is listed on a national securities exchange at the time of such issuance, no registration under state securities (or “blue sky”) law will be required for such issuance.

(e) Neither Omega nor any person acting on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Omega Securities. The Omega Securities will not be offered in a manner that violates the Securities Act or any state securities laws. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither Omega nor any person acting on Omega’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Omega Securities pursuant to the Merger to be integrated with prior offerings by Omega for purposes of the Securities Act or any applicable stockholder approval provisions. Neither Omega nor any person acting on Omega’s behalf has offered or sold any securities, or has taken any other action (except with respect to the S-4 Registration Statement), which would reasonably be expected to subject the offer, issuance or sale of the Omega Securities, as contemplated by the Merger Agreement, to the registration provisions of the Securities Act.

(f) Omega is not, and after giving effect to the offering and sale of the Omega Securities in accordance with the Merger Agreement, will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(g) Assuming the accuracy of the representations and warranties of each Purchaser set forth in Section 3.2 of this Agreement, Omega is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to the Registration Rights Agreement, (iii) such filings as are required by or provided for in the Merger Agreement and (iv) those filings, the failure of which to obtain would not have an Omega Material Adverse Effect.

(h) The operations of Omega and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable Money Laundering Laws, and no Legal Proceeding involving Omega or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Omega, threatened.

(i) Neither Omega nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has since April 24, 2019, directly or indirectly, offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Entity; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where Omega, any of its Subsidiaries or representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Entity, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any person (in each case in violation of any Anti-Bribery Laws). Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has, since April 24, 2019, directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder Omega or any of its Subsidiaries in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person. Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any of their respective representatives acting on their behalf, has, since April 24, 2019, been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither Omega nor any of its Subsidiaries, nor any of their respective officers and directors, nor, to the knowledge of Omega, any representatives acting on their behalf has, since April 24, 2019, received any written notice, request, or citation from any Governmental Entity for any actual or potential noncompliance with any Anti-Bribery Laws.

(j) The operations of each of Omega and its Subsidiaries are and have been, since April 24, 2019, conducted at all times in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which Omega or any of its Subsidiaries operates, and no Legal Proceeding between Omega or any of its Subsidiaries and any Governmental Entity with respect to any of the foregoing is pending or, to the knowledge of Omega, threatened in writing.

(k) Neither Omega nor any of its Subsidiaries nor any of their respective directors or officers, or, to the knowledge of Omega, any other Representative acting on behalf of Omega or any of its Subsidiaries is or has been: (i) identified on any applicable SDN List maintained by the OFAC; (ii) located, organized, or resident in any Sanctioned Jurisdiction; or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing. Omega is either (i) not a “person of a country of concern” or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time. Omega has no intention of becoming a “person of a country of concern” that engages in any “covered activity”.

(l) Omega and its Subsidiaries have, since April 24, 2019, maintained in place and implemented risk-based controls and systems designed to promote compliance with economic sanctions administered and maintained by the U.S. government.

(m) Neither Omega nor any of its Subsidiaries has, since April 24, 2019, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

(n) Omega does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents. For the avoidance of doubt, Omega has not entered into any other securities purchase agreement with any other Person on or around the date hereof, that includes terms and conditions that are materially more advantageous to such Person than to any Purchaser hereunder.

(o) Except as (i) provided for in the Merger Agreement, (ii) have been waived, (iii) disclosed in Section 3.3(o) of the Disclosure Schedules or (iv) provided for in the Registration Rights Agreement (if applicable), no Person has any right to cause Omega to effect the registration under the Securities Act of any securities of Omega.

(p) Omega’s representations and warranties set forth in the Merger Agreement in Sections 4.3 (Capitalization) and 4.23 (SEC Filings; Nasdaq) are hereby incorporated by reference and made by Omega, as qualified by the disclosures in the Omega Disclosure Schedule (as defined in the Merger Agreement).

(q) None of Omega nor any of its predecessors (each, an “Omega Covered Person”) is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). Omega has exercised reasonable care to determine whether any Omega Covered Person is subject to a Disqualification Event. Omega has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) with respect to any Omega Covered Person, and has furnished to the Purchasers a copy of any disclosures provided thereunder with respect to any Omega Covered Person. Omega will notify the Purchasers and the Placement Agents in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Omega Covered Person and (ii) any event that would, with the passage of time, reasonably expected to become a Disqualification Event relating to any Omega Covered Person.

ARTICLE 4

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Each Purchaser acknowledges and agrees the Omega Securities may only be disposed of by a Purchaser in compliance with applicable state and federal securities laws. In connection with any transfer of Omega Securities by a Purchaser other than (i) pursuant to an effective Registration Statement (including the S-4 Registration Statement) or Rule 144, (ii) to Omega, (iii) to an Affiliate of such Purchaser or (iv) in connection with a pledge as contemplated in Section 4.1(b), subject to Section 4.1(b) below, Omega may require the transferor thereof to provide to Omega an opinion of counsel selected by the transferor and reasonably acceptable to Omega, the form and substance of which opinion shall be reasonably satisfactory to Omega, to the effect that such transfer does not require registration of such transferred Omega Securities under the Securities Act. As a condition of transfer (other than a transaction pursuant to clauses (i) through (iii) above), any such transferee shall agree in writing to be bound by the terms of this Agreement and, in the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, the Registration Rights Agreement (if permitted pursuant to the terms thereof) and shall have the rights and obligations of the Purchasers under this Agreement and, if applicable, the Registration Rights Agreement, if a party thereto.

(b) In the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, each Purchaser agrees to the imprinting or notation, so long as is required by this Section 4.1, of a legend on or with respect to Omega Securities in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-

DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Omega acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Omega Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Omega Securities to the pledgees or secured parties. Such a pledge shall not be considered a transfer for purposes of the Transaction Documents and any such pledge or transfer would not be subject to approval of Omega and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s reasonable expense (as agreed to by the Purchaser), Omega will execute and deliver such reasonable documentation as a pledgee or secured party of Omega Securities may reasonably request in connection with a pledge or transfer of the Omega Securities, including, if the Omega Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling securityholders thereunder.

(c) In the event that the Omega Securities were issued with legends, Certificates (or reasonable evidence of issuance by book entry, as applicable) evidencing the Omega Shares, the Omega Warrants or the Omega Warrant Shares, as applicable, shall not be required to contain any legend upon the Free Transferability Date.

Omega agrees that (x) following the Free Transferability Date or (y) if in the opinion of counsel to Omega, such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to Omega or its transfer agent of a certificate representing Omega Securities issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such Omega Securities that is free from all restrictive and other legends and Omega shall use commercially reasonable efforts to cause its counsel to issue a legal opinion to the transfer agent or such Purchaser if required by the transfer agent to effect the removal of the legend hereunder or if requested by such Purchaser, respectively. Omega may not make any notation on its records or give instructions to the transfer agent that enlarge the restrictions on transfer set forth in this Section 4.1. Omega Securities subject to legend removal hereunder shall be transmitted by the transfer agent to a Purchaser by crediting the account of such Purchaser’s broker within the facilities of The Depository Trust Company as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on Omega’s Trading Market with respect to the Omega Common Stock as in effect on the date of delivery of a certificate representing Omega Securities issued with a restrictive legend.

In the event that the Omega S-4 Registration has not occurred immediately prior to the Effective Time, each Purchaser, severally and not jointly with the other Purchasers, agrees with Omega that such Purchaser will sell any Omega Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Omega Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates (or reasonable evidence of issuance by book entry, as applicable) representing Omega Securities as set forth in this Section 4.1 is predicated upon Omega’s reliance upon this understanding.

(d) Omega agrees to undertake best efforts to prepare and file with the SEC a registration statement on Form S-4 (together with all amendments and supplements thereto, the “S-4 Registration Statement”) to register under the Securities Act the securities of Omega to be issued to the shareholders of the Company pursuant to

Article II of the Merger Agreement, including for the avoidance of doubt, the Omega Securities, and to cause the S-4 Registration Statement to become effective with respect to registration of the Omega Securities at or prior to the Closing Date (the “Omega S-4 Registration”). Each Purchaser also acknowledges and agrees that neither the Company nor Omega is required as a condition of this Agreement to effect the Omega S-4 Registration or to otherwise register the Omega Securities prior to or substantially concurrently with the Closing Date, and a failure to do so is not a breach of any covenant or agreement hereunder.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Shares and Warrant Shares will result in dilution of the outstanding shares of Common Stock. Omega acknowledges that the issuance of shares of Omega Common Stock in the Merger will result in dilution of the outstanding shares of Omega Common Stock. The Company and Omega further acknowledges that their respective obligations under the Transaction Documents are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company or Omega may have against such Purchaser and regardless of the dilutive effect that such issuance will have on the ownership of the other stockholders of the Company or Omega.

4.3 Common Stock Not Registered. Each Purchaser acknowledges that the Company’s Common Stock has not been, and is not intended to be, registered under Section 12(b) or 12(g) of the Exchange Act, nor listed on any stock exchange, and the Company is not subject to the reporting requirements of the Exchange Act.

4.4 Integration. Neither the Company nor Omega shall sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities or Omega Securities, respectively, in a manner that would require registration under the Securities Act of the sale of the Securities or Omega Securities, respectively, or that would be integrated with the offer or sale of the Securities or Omega Securities, respectively, for purposes of the rules and regulations of the Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.5 Disclosure of Transactions and Other Material Information; Publicity. The Company and Omega shall ensure, on or before 9:00 a.m., New York City time, on the Business Day immediately following the date of this Agreement, the issuance of one or more press releases by the Company or Omega and/or filing by Omega with the SEC of a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Merger Agreement and any other material nonpublic information that the Company, Omega or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Omega has provided to the Purchasers in connection with the transactions contemplated by this Agreement (including the Placement Agents) and by the Merger Agreement prior to the filing of the Disclosure Document. Effective upon the issuance of such Disclosure Document, each of the Company and Omega acknowledges and agrees that (i) the Purchasers shall not be in possession of material non-public information concerning the Company or Omega disclosed to the Purchasers by the Company, Omega or their respective agents, and (ii) any and all confidentiality or similar obligations under this Agreement, or an agreement entered into in connection with the transactions contemplated by the Transaction Documents, whether written or oral, between the Company, Omega or their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their respective officers, directors, agents, employees or investment advisers, on the other hand, shall terminate and be of no further force or effect. The Company, Omega and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby (other than the Merger), and none of the Company, Omega or any Purchaser shall issue any such press release nor otherwise make any such public statement (other than as required by Section 13 and/or Section 16 of the Exchange Act) without the prior consent of the Company, Omega and the Placement Agents, with respect to any press release or statement of any Purchaser, or without the prior consent of the Placement Agents, with respect to any press release of the Company or Omega; provided, however, that any filing to be made by any Purchaser pursuant to Section 13 and/or Section 16 of the Exchange Act shall not be subject to the Company’s, Omega’s or Placement Agents’ consent or consultation. To the extent any disclosure is required by Law, the Company or Omega, as applicable, shall provide such Purchaser with prompt prior written notice of such requirement so that such Purchaser may (a) seek appropriate relief to prevent or limit such disclosure, (b) furnish only that portion of the information which is legally required to be furnished or disclosed, and to the extent reasonably feasible, (c) consult with the Company and Omega on content and timing prior to any such disclosure. Notwithstanding anything to the contrary contained herein, without the prior written consent of any applicable Purchaser, neither the Company nor Omega shall (and each shall cause each of their respective Affiliates and representatives not to) disclose the name of such Purchaser or its investment adviser in any filing, announcement, release or otherwise, except as required by law in which case the Company and Omega shall comply with the provisions of this Section 4.5.

4.6 Stockholder Rights Plan. No claim will be made or enforced by the Company, Omega or, with the consent of the Company or Omega, as applicable, any other Person, that exclusively as a result of the transactions contemplated by this Agreement any Purchaser is an “acquiring person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company or Omega, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or Omega Securities as a result of the Merger.

4.7 Non-Public Information. From and after the Cleansing Time, each of the Company and Omega covenants and agrees that neither they, nor any other Person acting on their behalf, will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company or Omega believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented in writing (with e-mail being sufficient) to the receipt of such information and agreed with the Company or Omega to keep such information confidential. To the extent that the Company, Omega or any of their respective officers, director, agents, employees or Affiliates delivers any material, non-public information to any Purchaser without such Purchaser’s prior written consent, each of the Company and Omega hereby covenants and agree that such Purchaser shall not have any duty of trust or confidentiality to the Company or any of its respective officers, directors, agents (including, without limitation, the Placement Agent), employees or Affiliates, or a duty to the Company, Omega or any of their respective officers, directors, agents (including, without limitation, the Placement Agents), employees or Affiliates not to trade while aware of, such material, non-public information, provided that such Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material non-public information regarding the Merger, the Company and/or Omega shall simultaneously issue a press release containing all such material non-public information relating to such notice. Each of the Company and Omega understands and confirms that the Purchasers shall be relying on the foregoing covenants in effecting transactions in securities of the Company or Omega.

4.8 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder as described in the Investor Presentation, including for general corporate and working capital purposes, in the Company’s or Omega’s sole discretion.

4.9 Indemnification.

(a) Subject to the provisions of this Section 4.9, the Company will indemnify and hold each Purchaser Party harmless from any and all Losses that any such Purchaser Party may suffer or incur (i) as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with the Company or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct) or (ii) as a result of or arising out of any Action against a Purchaser Party in any capacity by any stockholder of the Company (whether directly or in a derivative capacity) who is not an Affiliate of the Purchaser Party with respect to the transactions contemplated by the Transaction Documents (unless such Action is based upon conduct of such Purchaser Party which finally judicially determined to have been a violation of state or federal securities laws or which constitutes fraud, gross negligence or willful misconduct) (each of (i) and (ii), a “Company Covered Action”).

(b) Subject to the provisions of this Section 4.9, Omega will indemnify and hold each Purchaser Party harmless from any and all Losses that any such Purchaser Party may suffer or incur (i) as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by Omega in this Agreement or in the other Transaction Documents (unless such action is based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with Omega or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct) or (ii) as a result of or arising out of any Action against a Purchaser Party in any capacity by any stockholder of Omega (whether directly or in a derivative capacity) who is not an Affiliate of the Purchaser Party with respect to the transactions contemplated by the Transaction Documents (unless such Action is based upon conduct of such Purchaser Party which finally judicially determined to have been a violation of state or federal securities laws or which constitutes fraud, gross negligence or willful misconduct) (each of (i) and (ii), an “Omega Covered Action” and, together with the Company Covered Action, a “Covered Action”).

(c) If any Company Covered Action or Omega Covered Action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company and Omega in writing, and the Company or Omega, respectively, shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to such Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such Covered Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company or Omega, as applicable, in writing, (ii) the Company or Omega, as applicable, has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Covered Action there is, in the reasonable opinion of counsel to the applicable Purchaser Party, a material conflict on any material issue between the position of the Company or Omega, as applicable, and the position of such Purchaser Party, in which case the Company or Omega, as applicable, shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. Neither the Company nor Omega will be liable to any Purchaser Party under this Agreement (y) for any settlement by an Purchaser Party effected without the prior written consent of the Company or Omega, as applciable, which consent shall not be unreasonably withheld, conditioned or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s willful misconduct, gross negligence or breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. Neither the Company nor Omega, as applicable, shall, without the prior written consent of the Purchaser Party (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Purchaser Party of a release from all liability in respect to such Company Covered Action or Omega Covered Action, as applicable, and such settlement shall not include any admission as to fault on the part of such Purchaser Party. The indemnification required by this Section 4.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company, Omega or others and any liabilities the Company or Omega may be subject to pursuant to law.

4.10 Reservation and Listing of Shares.

(a) Commencing on the Closing Date, Omega shall maintain a reserve at least equal to the Required Minimum out of its duly authorized shares of Omega Common Stock for issuance pursuant to the Transaction

Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date following the Closing Date, the number of authorized but unissued (and otherwise unreserved) shares of Omega Common Stock is less than 100% of (i) the Required Minimum on such date, minus (ii) the number of shares of Omega Common Stock previously issued pursuant to the Transaction Documents, then the Omega Board shall use commercially reasonable efforts to amend the Omega’s certificate or articles of incorporation to increase the number of authorized but unissued shares of Omega Common Stock to at least the Required Minimum at such time (minus the number of shares of Omega Common Stock previously issued pursuant to the Transaction Documents), as soon as possible and in any event not later than the 75th day after such date, provided that Omega will not be required at any time to authorize a number of shares of Omega Common Stock greater than the maximum remaining number of shares of Omega Common Stock that could possibly be issued after such time pursuant to the Transaction Documents.

(c) Until the second anniversary of the Effective Time, Omega or its successor shall (i) use commercially reasonable efforts to (A) maintain the listing or quotation of the Omega Common Stock on Nasdaq or obtain and maintain a replacement listing on another national securities exchange, (B) maintain the registration of the Omega Common Stock under Section 12(b) or 12(g) of the Exchange Act and (C) timely (or within any applicable extension period) file all reports required to be filed by Omega after the date hereof pursuant to the Exchange Act, and (ii) maintain the eligibility of the Omega Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11 Subsequent Equity Sales. From the date hereof until the Effective Time, the Company shall not, without the prior written consent of the Purchasers of at least a majority in interest of the Shares then held by the Purchasers, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents, except issuances in connection with the transactions disclosed on Schedule 4.11 of the Disclosure Schedules.

4.12 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s or Omega’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial Disclosure Document as described in Section 4.5(a). Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company or Omega pursuant to the Disclosure Document as described in Section 4.5(a), such Purchaser will maintain the confidentiality of the existence and terms of this transaction (other than to its representatives, including, without limitation, its attorneys). Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, each of the Company and Omega expressly acknowledges and agrees that: (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions, including Short Sales, in any securities of the Company or Omega after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Document as described in Section 4.5(a), (ii) no Purchaser shall be restricted or prohibited from effecting any transactions, including Short Sales, in any securities of the Company or Omega in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Disclosure Document as described in Section 4.5(a) and (iii) no Purchaser shall have any duty to the Company or Omega of confidentiality or not to trade in the securities of the Company or Omega after the issuance of the Disclosure Document as described in Section 4.5(a). Notwithstanding the foregoing, (A) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and (B) in the case of a Purchaser that has implemented internal information barriers pursuant to an information controls policy to ‘wall off’ certain trading personnel, this Section 4.12 shall apply only with respect to activities of such walled-off trading personnel.

4.13 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “blue sky” laws of the states of the United States.

4.14 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and Omega and negotiated separately by each Purchaser, and is intended for the Company and Omega to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.15 Restructuring of Financing. In the event the Company reasonably determines that the structure of the PIPE Financing (as defined in the Merger Agreement) may violate applicable Law (as defined in the Merger Agreement), including as a result of actions by or communications with applicable governmental or regulatory authorities, then the Company and Purchasers shall cooperate and use commercially reasonable efforts to cause the terms of the PIPE Financing to be amended, modified and/or restructured such that the investment occurs as a direct acquisition of securities of Omega substantially contemporaneously with the Closing in a manner which preserves, to the extent possible, the amount of funds ultimately received by Omega and its Subsidiaries, and the number of securities of Omega ultimately held by each Purchaser in respect of such amounts as though the PIPE Financing had been consummated by its terms.

4.16 Reliance. Each Purchaser acknowledges that the Company, Omega and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of such Purchaser contained in this Agreement; provided, however, that the foregoing clause of this Section 4.16 shall not give the Company or Omega any rights other than those expressly set forth herein. Prior to the Closing, each Purchaser agrees to promptly notify the Company, Omega and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of such Purchaser set forth herein are no longer accurate in all material respects. Each of the Company and Omega acknowledge that each Purchaser and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company and Omega contained in this Agreement. Prior to the Closing, each of the Company and Omega agrees to promptly notify each of the other parties hereto and the Placement Agents in writing if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company or Omega, as applicable, set forth herein are no longer accurate in all material respects (or in all respects if such acknowledgment, understanding, agreement, representation and warranty is qualified by materiality, Company Material Adverse Effect or Omega Material Adverse Effect, as applicable).

4.17 Waiver of Appraisal Rights and Actions against Merger.

(a) Each Purchaser acknowledges that it will not own the Shares or Warrant Shares, and will have no rights as a stockholder of the Company, (i) at the time the Merger Agreement is executed, (ii) at the time the Company delivers due notice of the time, place and purpose of a stockholder meeting at which Company stockholders will vote to approve the Merger and (iii) at the time the stockholder meeting to approve the Merger occurs or the effective date of a written consent of the Company stockholders in lieu of such meeting and approval. Each

Purchaser hereby irrevocably waives and agrees not to exercise any appraisal, dissenters’, or similar rights that such Purchaser now has or may hereafter acquire under applicable Law (including Section 262 of the General Corporation Law of the State of Delaware), in each case arising out of or in connection with the Purchase of the Shares or Warrant Shares, the consummation of the Merger and the issuance of Omega Securities in the Merger.

(b) Each Purchaser hereby agrees that it shall not commence, maintain, or participate in any Action against the Company, Omega, Merger Sub, or any of their respective Affiliates, or any of their respective directors, officers, or members, arising out of or relating to the negotiation, execution, or delivery of the Merger Agreement, or the consummation of the Merger or other transactions contemplated thereby (the “Merger Transactions”) in each case to the extent arising out of or relating to such Purchaser’s capacity as a current or former stockholder or holder of any other equity securities of the Company or Omega, including any Action alleging any breach of fiduciary duty by the Board of Directors of the Company or the Omega Board in connection with the Merger Agreement or the Merger Transactions. Each Purchaser further agrees to take all actions necessary to opt out of any class or collective action relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 4.17 shall limit or restrict (i) any Purchaser from participating as a defendant or asserting counterclaims in response to any Action commenced against such Purchaser relating to this Agreement, the transactions contemplated hereby, the Merger Agreement or the Merger Transactions or (ii) any Purchaser from commencing, maintaining or participating in any Action arising out of or related to fraud, willful misconduct, gross negligence, criminal acts or federal or state securities laws.

(c) To facilitate the transactions contemplated by and pursuant to the Merger, including transmittal of the Securities and issuance of the Omega Securities, the Purchaser hereby irrevocably appoints each of Messrs. Philip Plough and Brett Ryckman, with full power of substitution and resubstitution, as the true and lawful attorneys-in-fact and agents of the Purchaser (each, an “Attorney-in-Fact”), to act in the name and place of the Purchaser, and on the Purchaser’s behalf in their capacity as a holder of Common Stock, to: (i) execute and deliver any letters of transmittal, election forms, certificates, affidavits, questionnaires or similar instruments required in connection with the consummation of the Merger, (ii) waive any and all appraisal rights or rights to dissent that the Purchaser has or will have under the Delaware General Corporation Law or otherwise with respect to the Merger, (iii) consent to the Merger to the extent the Purchaser has any such right to consent thereto and (iv) take any and all other actions and execute and deliver any and all additional documents or instruments, in each case to the extent reasonably necessary or appropriate in such Purchaser’s capacity as a holder of Common Stock to consummate the Merger and the transactions contemplated by the Merger Agreement and the Transaction Documents. The powers granted under this Section 4.17(c) are an agency coupled with an interest, and, to the fullest extent not prohibited by law, all authority conferred hereby shall be irrevocable and shall not be terminated by any act of the Purchaser or by operation of law, whether by the death, disability, incapacity, liquidation, dissolution or insolvency of the Purchaser or by the occurrence of any other event or events, until the earlier of: (i) the Effective Time of the Merger and (ii) the termination of this Agreement pursuant to Section 5.1.

4.18 Omega and the Company Acknowledgement Regarding Certain Transactions.

(a) Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.12 hereof), it is understood and acknowledged by Omega that: (i) none of the Purchasers has been asked by Omega to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of Omega, or “derivative” securities based on securities issued by Omega or to hold the Omega Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of Omega’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Omega Common Stock, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. Omega further understands and acknowledges that (x) one or more Purchasers may engage in hedging activities at various times during the period that the Omega Securities are outstanding, and (y) such hedging activities (if any) would reduce the value of then-existing stockholders’ equity interests in Omega at and after the time that the hedging activities are being conducted. Omega acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(b) Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.12 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Company’s Common Stock for any specified term; (ii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Company’s Common Stock, and (iii) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (x) one or more Purchasers may engage in hedging activities at various times during the period that the Company’s Common Stock is outstanding, and (y) such hedging activities (if any) would reduce the value of then-existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

4.19 Standstill. Omega agrees that, during the period starting with the date of this Agreement and ending on the date that is the six-month anniversary of the initial effectiveness of the Registration Statement (such period, the “Standstill Period”), it will not issue (other than in an Excluded Issuance) any (i) shares of Omega Common Stock or (ii) securities that by their terms are convertible into or exercisable or exchangeable for such Omega Common Stock, or options or warrants to purchase or rights to subscribe for Omega Common Stock or such convertible, exercisable or exchangeable securities. The following issuances (each, an “Excluded Issuance”) shall be allowed during the Standstill Period:

(a) securities issued to any former, existing or prospective officers, employees, directors or consultants of the Omega or its subsidiaries in connection with such person’s employment, consulting arrangements or directorship with the Omega or its subsidiaries or pursuant to any stock purchase plan or equity incentive plans or arrangement, or upon conversion, exercise or vesting of the foregoing in accordance with their terms;

(b) securities issued or issuable pursuant to (A) a stock dividend payable in shares of Omega Common Stock, or by a split-up of shares of Omega Common Stock or other similar event or (B) a consolidation, combination, reverse stock split or reclassification of shares of Omega Common Stock or other similar event of Omega Common Stock, in each case effected with respect to all outstanding shares of Omega Common Stock;

(c) securities issued or issuable pursuant to the Disclosed Transactions or any other obligation of Omega existing on the date of this Agreement, or upon conversion, exercise or vesting of the foregoing or any securities of Omega outstanding on the date of this Agreement in accordance with their terms;

(d) securities issued or issuable to any governmental entity, including any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a non-U.S. jurisdiction;

(e) securities issued or issuable to any strategic corporate third party, including any entity listed on a stock exchange, but excluding any financial investor, hedge fund or similar stand-alone investment vehicle; and

(f) securities issued or issuable to the extent consented to by Alyeska Master Fund, LP.

ARTICLE 5

MISCELLANEOUS

5.1 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time that the Merger Agreement is terminated in accordance with its terms without the Merger being consummated, (ii) as to any Purchaser, upon the written agreement of the Company, Omega and such Purchaser, or (iii) if the Closing has not occurred other than as a result of a breach of the Purchaser’s obligations hereunder, upon the date that is five (5) Business Days after the Outside Date (as defined in the Merger Agreement), as extended in accordance with the terms of the Merger Agreement; provided, however, that (x) the Outside Date may not be extended to any date that is more than 18 months following the date hereof without the Purchaser’s prior written consent, (y) no such termination will affect the right of any party to sue for any breach by any other party (or parties) and (z) nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. The Company shall provide prompt notice of any such termination to each other Purchaser. The Company shall notify each Purchaser of any termination of the Merger Agreement as promptly as practicable after the termination thereof. Upon the termination hereof in accordance with this Section 5.1, any amounts paid by a Purchaser to the Company in connection with the transactions contemplated herein shall promptly be returned in full to such Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser, without interest and without any deduction for or on account of any tax withholding, charges or set-off.

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents or the Engagement Letters (as defined below), each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Documents. The Company shall pay all transfer agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other Taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, other than the duties or obligations as set forth in the engagement letter(s), dated on or about February 12, 2026, by and between the Company and the Placement Agents (the “Engagement Letters”), with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email, with no mail undeliverable or rejection notice, at the e-mail addresses as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email, with no mail undeliverable or rejection notice, at the e-mail addresses as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications shall be as set forth on the signature pages attached hereto, and any and all such notices or other communications or deliveries must be provided to each of the addresses identified on the signature pages attached hereto to be deemed given and effective with respect to any party hereto.

5.5 Amendments; Waivers. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company, Omega and the Purchasers of at least a majority in interest of the Shares then held by the Purchasers, provided that prior to the Closing the consent of all Purchasers shall be required. No amendment, modification, alteration, change or waiver to Section 2.2(a) (iv), Section 3.1, Section 3.2, Section 4.5, Section 4.9, Section 4.11, Section 4.16, Section 5.3, this Section 5.5, Section 5.8 and Section 5.18 can be made without the prior written consent of the Placement Agents. No amendment, modification, alteration, change or waiver to Section 4.1, Section 4.9 or this Section 5.5 can be made without the prior written consent of all Purchasers. The Company and Omega, on the one hand, and each Purchaser, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction of the other with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by the person for whom the waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Notwithstanding the foregoing, any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers (other than by merger or operation of law); provided that the Company may assign this Agreement or any rights or obligations hereunder to Omega following the Merger without the prior written consent of the Purchasers. Each Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to such “Purchaser.”

5.8 Third-Party Beneficiaries. The Placement Agents shall be the express third-party beneficiaries of Section 2.2(a) (iv), Section 4.16 and Section 5.18 hereof, the representations and warranties of the Company in Section 3.1 hereof, the representations and warranties of the Purchasers in Section 3.2 hereof and the representations and warranties of Omega in Section 3.3 hereof. Except as otherwise set forth in Section 4.5, Section 4.9, Section 4.11, Section 4.17, Section 5.3, this Section 5.8 and Section 5.18, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Actions concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action, any claim that it is not personally subject to the jurisdiction of any such court, that such Action is improper or is an inconvenient venue for such Action. Each party hereby irrevocably waives personal service of process and consents to process being served in any such

Action by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the parties under Section 4.9, the prevailing party in such Action shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action.

5.10 Survival. The representations and warranties contained in Section 3.1 and Section 3.2 shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company or Omega does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company and Omega, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities or Omega Securities is mutilated, lost, stolen or destroyed, the issuer thereof shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the issuer thereof of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate. For the avoidance of doubt, Section 4.9 shall be the exclusive remedy (except in the case of fraud, intentional misrepresentation or willful misconduct) for any Losses resulting from a breach of any of the representations and warranties contained in Article 3 of this Agreement, in each case exclusively to the extent such Losses arise during the survival period of such representations and warranties pursuant to the terms of this Agreement.

5.16 Payment Set Aside. To the extent that the Company or Omega makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, Omega, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Usury. To the extent it may lawfully do so, each of the Company and Omega hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Action that may be brought by a Purchaser in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company or Omega under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company or Omega, as applicable, may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company or Omega to the Purchasers with respect to Indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Purchasers to the unpaid principal balance of any such Indebtedness or be refunded to the Company or Omega, as applicable, the manner of handling such excess to be at each Purchaser’s election.

5.18 Exculpation of the Placement Agents. Each party hereto agrees for the express benefit of the Placement Agents, their Affiliates and their representatives that:

(a) Neither of the Placement Agents nor any of their respective Affiliates or representatives (i) have any duties or obligations other than those specifically set forth herein or in the Engagement Letters; (ii) shall be liable for any improper payment made in accordance with the information provided by the Company; (iii) make any representation or warranty, or have any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or the other Transaction Documents or in connection with any of the transactions contemplated by this Agreement or the other Transaction Documents, including any offering or marketing materials; or (iv) shall be liable (A) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or any other Transaction Document or (B) for anything which any of them may do or refrain from doing in connection with this Agreement or any other Transaction Document, except for such party’s own fraud, gross negligence, willful misconduct or bad faith.

(b) The Placement Agents and their respective Affiliates and representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (ii) be indemnified by the Company for acting as Placement Agents, hereunder pursuant the indemnification provisions set forth in the Engagement Letters.

5.19 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to shares of Common Stock, Warrants, Omega Common Stock or Omega Warrants in any Transaction Document or the Merger Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock or Omega Common Stock that occur after the date of this Agreement and until consummation of the Merger. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement.

5.21 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

5.22 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Action for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company and Omega, as applicable, through the legal counsel of the Placement Agents. The legal counsel of the Placement Agents do not represent any of the Purchasers and only represent one or more of the Placement Agents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company, Omega and a Purchaser, solely, and not between the Company, Omega and the Purchasers collectively and not between and among the Purchasers.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

AMERICAN OCEAN MINERALS CORPORATION	Address for Notice:

American Ocean Mineral Corporation 400 Ashley Dr Suite 1900 Tampa, FL 33602

By:
Name: Philip Plough
Title: Director	Email: philip@plough.tv

With a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attn: Eric Scarazzo, John Gaffney

Email: escarazzo@gibsondunn.com;

   jgaffney@gibsondunn.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ODYSSEY MARINE EXPLORATION, INC.	Address for Notice:

By:
Name: Mark D. Gordon
Title: Chairman and Chief Executive Officer	Email: legal@odyssermarine.com

With a copy to (which shall not constitute notice):

Allen & Overy Shearman & Sterling US LLP

199 Bay Street

Toronto, ON M5L 1E8, Canada

Attn: Ryan Robski, Rory O’Halloran

Email: ryan.robski@aoshearman.com;

   rory.ohalloran@aoshearman.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $

EIN Number:

[Signature Page to Securities Purchase Agreement]

SCHEDULE A

Name of Purchaser	Subscription Amount	Shares of Common Stock	Warrants
[ ]	$[ ]		[ ]

ANNEX A

INVESTOR QUESTIONNAIRE / ELIGIBILITY REPRESENTATIONS

This Annex A should be completed and signed by Purchaser

and constitutes a part of the Securities Purchase Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Purchaser is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Purchaser is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS

(Please check the applicable box) PURCHASER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an institutional “accredited investor.”

☐

(1) Any bank, broker or dealer, investment adviser, insurance company, investment company, Small Business Investment Company, employee benefit plan, state plan, private business development company meeting the criteria described in Rule 501(a)(1);

☐	(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐

(3) Any corporation, Massachusetts or similar business trust, partnership, limited liability company, or non-profit organization within the meaning of section 501(c)(3) of the Internal Revenue Code, or other entity, in each case not formed for the specific purpose of acquiring the Securities and with total assets in excess of $5,000,000; or

☐

(7) Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase would be directed by a “sophisticated person” as described in Rule 506(b)(2)(ii).

PURCHASER:

By:
Name: Title:

EXHIBIT A

FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

FORM OF WARRANT

ANNEX D

Confidential	Execution Version

EQUITY EXCHANGE AGREEMENT

NEITHER THIS AGREEMENT NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT AFTER CONSULTATION WITH LEGAL AND FINANCIAL ADVISORS.

Equity Exchange Agreement

This Equity Exchange Agreement (this “Agreement”) is made as of April 8, 2026 by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), and each of the shareholders (each individually a “Shareholder” and collectively the “Shareholders”) of CIC Limited, a company formed under the laws of the Cook Islands (“CIC”), named on Schedule A attached hereto (the “Schedule of Shareholders”) that executes and delivers a counterpart to this Agreement to Odyssey on or prior to May 6, 2026 specifying the number of CIC Shares to be exchanged hereunder.

Recitals:

A. The Shareholders desire to exchange CIC Shares held by them for shares of Odyssey’s common stock, par value $0.0001 per share (“Odyssey Common Stock”).

B. Prior to the execution of this Agreement, each Shareholder listed on the Schedule of Shareholders delivered to Odyssey an investor questionnaire in the form attached hereto as Exhibit B (each, an “Investor Questionnaire”), and Odyssey reviewed such Investor Questionnaires to assess whether each such Shareholder is an “accredited investor” within the meaning of Rule 501(a) under Regulation D of the Securities Act and has determined in good faith that fewer than 35 of the Shareholders listed on the Schedule of Shareholders are not accredited investors.

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

Article 1

Definitions

Section 1.01. Certain Definitions. Capitalized terms used herein and not otherwise defined shall have their respective meanings set forth in Schedule B attached hereto.

Section 1.02. Interpretation. For purposes of this Agreement: (a) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”, (b) the word “or” is not exclusive, and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, non-binary, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Appendixes mean the Articles and Sections of, and Exhibits and Appendixes attached to, this Agreement, (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, restated, supplemented, and modified from time to time to the extent permitted by the provisions thereof, and (z) to a statute or law means such statute or law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Appendixes referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Article 2

Exchange Terms

Section 2.01. Exchange Terms. On the terms and subject to the conditions of this Agreement, on the Exchange Date, each Shareholder shall exchange the number of CIC Shares set forth opposite such Shareholder’s name on Schedule A attached hereto for shares of Odyssey Common Stock (the “CIC Exchange”), which Schedule A shall be updated by Odyssey and CIC to include Shareholders who deliver a counterpart of this Agreement following the date hereof and prior to the date that is five (5) Trading Days prior to the Exchange Date.

Section 2.02. Exchange Procedures.

(a) Exercise of Exchange. Each Shareholder shall deliver to Odyssey or its designee on or prior to the Exchange Date:

(i) the registration information in the form attached hereto as Exhibit A (the “Registration Details”); and

(ii) a written, unconditional, and irrevocable assignment of CIC Shares in the form attached hereto as Exhibit C (an “Assignment”).

(b) Completion of Exchange. As soon as practicable after the Exchange Date (and in no event more than five (5) Trading Days thereafter) Odyssey shall deliver, or cause to be delivered to such Shareholder, a number of shares of Odyssey Common Stock equal to the product of (i) the number of CIC Shares such Shareholder desires to exchange, as set forth on Schedule A, multiplied by (ii) a fraction, the numerator of which is the CIC Per Share Value and the denominator of which is the Odyssey Per Share Value. Upon any exchange of CIC Shares for shares of Odyssey Common Stock pursuant to this Article 2, in lieu of any fractional shares to which such Shareholder would otherwise be entitled, the number of shares of Odyssey Common Stock issuable to such Shareholder shall be rounded down to the nearest whole share.

Section 2.03. Closing.

(a) The consummation of the CIC Exchange contemplated hereby (the “Closing”) shall occur within five (5) Trading Days of the Exchange Date. The Closing may occur with respect to one or more Shareholders notwithstanding that the Closing does not occur concurrently with respect to all Shareholders.

(b) The obligation of Odyssey, on the one hand, and each Shareholder, on the other hand, to consummate the Closing with respect to such Shareholder shall be subject to the satisfaction or valid waiver (by Odyssey, in the case of conditions applicable to Odyssey, and by such Shareholder, in the case of conditions applicable to such Shareholder) of the following conditions as of the Exchange Date:

(i) the Go Public Transaction shall have been consummated;

(ii) no suspension of the qualification of the Exchange Shares for offering or sale or trading in any applicable jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred; and

(iii) no applicable governmental authority (including any court, financial services or banking authority) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) that is then in effect and has the effect of making illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated hereby.

(c) In addition to the conditions set forth in Section 2.03(b), the obligation of Odyssey to consummate the Closing with respect to each Shareholder shall be subject to the satisfaction or valid waiver by Odyssey of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of such Shareholder contained in Article 4 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date); and

(ii) such Shareholder shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Shareholder at or prior to the Closing.

(d) In addition to the conditions set forth in Section 2.03(b), the obligation of each Shareholder to consummate the Closing shall be subject to the satisfaction or valid waiver by such Shareholder of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of Odyssey contained in Article 3 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) Odyssey shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Odyssey at or prior to the Closing, except where any failure to do so would not reasonably be expected to prevent, materially delay, or materially impair the ability of Odyssey to consummate the Closing; and

(iii) Shareholder Approval shall have been obtained if Shareholder Approval is necessary to issue the maximum number of shares of Odyssey Common Stock issuable pursuant to this Agreement.

Section 2.04. Odyssey Shareholder Approval. Notwithstanding anything herein to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement shall not (a) exceed 19.9% of the number of outstanding shares of Odyssey Common Stock immediately prior to the date of this Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of this Agreement, in each case of clauses (a) and (b), unless Odyssey has obtained the requisite shareholder approval under applicable law and the listing rules of the Principal Market (“Shareholder Approval”), or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Principal Market; provided, however, that Odyssey shall use commercially reasonable efforts to obtain Shareholder Approval, as required by applicable law and the listing rules of the Principal Market, to authorize the issuance of the maximum aggregate number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement

Section 2.05. Registration of Exchange Shares.

(a) The Exchange Shares issuable under Section 2.02 (the “Consideration Shares”): (i) will, subject to Section 2.05(b), not be registered under the Securities Act and will be issued to each Shareholder by reason of exemption from the registration provisions of the Securities Act; (ii) will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and may not be offered, sold, pledged, assigned or otherwise transferred absent registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws; and (iii) will initially bear a restrictive legend (or if held in book entry form, notation) describing to such restrictions.

(b) As promptly as practicable after the Closing, Odyssey shall either (x) prepare and file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement, or (y) amend or supplement an existing registration statement, in each case to cover the resale of the Registrable Securities (as defined below) on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”). Subject to any SEC Cutback, the Registrable Securities shall be included on the same Resale Shelf as the PIPE Shares or, in the alternative, the Resale Shelf shall be filed no later than the date on which the resale registration shall be filed with respect to the PIPE Shares, or if no Resale Shelf is filed with respect to the PIPE Shares, no later than 30 days from the Exchange Date. Notwithstanding the foregoing, if the Commission prevents Odyssey from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities (an “SEC Cutback”), such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission and in accordance with the following sentence. In such event, (i) any shares of Odyssey Common Stock (including shares of Odyssey Common Stock underlying warrants) included on such Resale Shelf that are held by persons participating in the PIPE Financing (the “PIPE Shares”) shall be included in full to the extent permitted by the Commission first and (ii) thereafter, all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities (other than the PIPE Shares) on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities (other than the PIPE Shares) proposed to be registered under such Resale Shelf). Odyssey shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Odyssey is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Consideration Shares issuable to Shareholders and any shares in the capital of Odyssey issued or issuable in exchange for or with respect to any such Consideration Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Consideration Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Consideration Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Consideration Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Odyssey of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of Odyssey Common Stock with respect to which Odyssey has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the Commission for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the Commission.

(c) Odyssey’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Odyssey such information regarding itself, the securities of Odyssey held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable

Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Odyssey to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Odyssey may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Odyssey may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Odyssey or would require premature disclosure of information that could materially adversely affect Odyssey (each such circumstance, a “Suspension Event”); provided that Odyssey shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Odyssey (which notice shall not contain any material non-public information regarding Odyssey) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Shareholder agrees that (i) it will immediately discontinue offers and sales of the Consideration Shares under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Shareholders receive copies of a supplemental or amended prospectus (which Odyssey agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Odyssey that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Odyssey unless otherwise required by law, subpoena or regulatory requirement.

Section 2.06. Lock-Up. Each Shareholder agrees that, without the prior written consent of Odyssey (which may be granted or withheld in Odyssey’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Odyssey, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Exchange Shares or any securities convertible into or exercisable or exchangeable for Exchange Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Exchange Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 2.06 shall not apply to Transfers: (i) by gift or for estate-planning purposes; (ii) by will or intestacy upon death; (iii) to any affiliate of such Shareholder or to any trust, partnership, limited liability company or other entity for the benefit of, or controlled by, such Shareholder or its immediate family; or (iv) in the case of an entity, to its members, partners, or stockholders in connection with a bona fide distribution thereof; provided, in each case, that the transferee agrees in writing to be bound by the terms of this Section 2.06 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Odyssey’s obligations under Section 2.05 shall continue during the Lock-Up Period; provided, however, that no Shareholder may effect any Transfer of Exchange Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

Section 2.07. Further Assurances. Any Shareholder shall from time to time a execute and deliver to Odyssey such additional documents, instruments, agreements, consents, and shall provide such additional information and take such other actions as Odyssey may reasonably request to carry out the terms of this Agreement.

Article 3

Representations and Warranties of Odyssey

Odyssey represents and warrants that the statements contained in this Article 3 are true and correct as of the date of this Agreement.

Section 3.01. Organization and Standing. Odyssey is duly organized, validly existing, and in good standing under the laws of the state of Nevada. Odyssey has all requisite power and authority to own, license, and operate its properties, to carry on its business as now conducted and to execute and deliver this Agreement and to perform its obligations hereunder.

Section 3.02. Authority. The execution and delivery by Odyssey of this Agreement and the consummation by Odyssey of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Odyssey. This Agreement has been duly executed and delivered by Odyssey, and this Agreement constitutes a legal, valid, and binding obligation of Odyssey, enforceable against Odyssey in accordance with its terms.

Section 3.03. No Conflict. The execution and delivery by Odyssey of this Agreement does not and the consummation by Odyssey of the transactions contemplated hereby will not (with or without the giving of notice or the lapse of time or both), contravene, conflict with, or result in a breach or violation of, or a default under, (a) Odyssey’s certificate of incorporation or bylaws, (b) subject to the accuracy of the Shareholders’ representations and warranties in Article 4 of this Agreement, in any material respects, any judgment, order, decree, statute, rule, regulation, or other law applicable to Odyssey or (c) in any material respects, any material contract, agreement, or instrument by which Odyssey is bound. No material consent, approval, order or authorization of, or registration, declaration, or filing with, any court, administrative agency or commission, or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to Odyssey in connection with the execution and delivery by Odyssey of this Agreement or the consummation by Odyssey of the transactions contemplated hereby, except such filings, if any, as may be required under Rule 506 of Regulation D of the Securities Act and applicable state securities laws.

Section 3.04. Validity of Exchange Shares. The Exchange Shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable to each Shareholder acquiring any of the Exchange Shares pursuant to this Agreement, free of any liens, claims, or other encumbrances, except for restrictions on transfer provided for herein or under the Securities Act or other applicable securities laws.

Article 4

Representations and Warranties of the Shareholders

Each Shareholder, severally and not jointly, represents and warrants to Odyssey with respect to only such Shareholder that the statements contained in this Article 4 are true and correct as of the date of this Agreement and will be true and correct on the Exchange Date.

Section 4.01. General.

(a) Such Shareholder has all requisite authority (and in the case of an individual, the capacity) to acquire Exchange Shares, to enter into this Agreement, and to perform all the obligations required to be performed by such Shareholder hereunder, and any acquisition of Exchange Shares will not contravene any law, rule, or regulation binding on such Shareholder or any investment guideline or restriction applicable to such Shareholder.

(b) Such Shareholder is a resident of the state set forth on such Shareholder’s signature page hereto and is not acquiring any Exchange Shares for any other person; provided that registration in the name of a nominee or custodian for the Shareholder’s account shall not constitute a breach of this representation.

(c) Such Shareholder will comply with all applicable laws and regulations in effect in any jurisdiction in which such Shareholder acquires or sells any Exchange Shares and obtain any consent, approval, or permission required for such acquisitions or sales under the laws and regulations of any jurisdiction to which such Shareholder is subject or in which such Shareholder makes such acquisitions or sales, and Odyssey shall have no responsibility therefor.

(d) Such Shareholder owns, beneficially and of record, the number of CIC Shares set forth opposite such Shareholder’s name on the Schedule of Shareholders.

(e) Such Shareholder shall comply in all respects with all restrictions on transfer applicable to such Shareholder’s CIC Shares, including the restrictions set forth in Article 3 of the CIC Constitution, and such Shareholder shall provide such evidence of compliance as Odyssey may reasonably request.

Section 4.02. Information Concerning Odyssey.

(a) Such Shareholder has had access to and reviewed to such Shareholder’s satisfaction all of the SEC Reports and all information disclosed by Odyssey relating to the Go Public Transaction.

(b) Such Shareholder understands and accepts that the acquisition of any Exchange Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. Such Shareholder represents that it is able to bear any loss associated with an investment in the Exchange Shares.

(c) Such Shareholder confirms that it is not relying on any communication (written or oral) of Odyssey or any of its affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Exchange Shares. It is understood that neither Odyssey nor any of its affiliates or its advisors are acting or have acted as an advisor to such Shareholder in deciding to acquire any Exchange Shares. Such Shareholder acknowledges that neither Odyssey nor any of its affiliates or its advisors has made any representation regarding the proper characterization of the Exchange Shares for purposes of determining such Shareholder’s authority to acquire any Exchange Shares.

(d) Such Shareholder is familiar with the business, financial condition, and operations of Odyssey, including as may be affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by Odyssey. Such Shareholder has had access to such information concerning Odyssey, the Go Public Transaction, and the Exchange Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Exchange Shares.

(e) Such Shareholder understands that each of such Shareholder’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Exchange Date, taking into account all information received by such Shareholder.

(f) Such Shareholder understands that no federal or state agency has passed upon the merits or risks of an investment in the Exchange Shares or made any finding or determination concerning the fairness or advisability of an investment in the Exchange Shares.

Section 4.03. Non-Reliance.

(a) Such Shareholder represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of Odyssey or AOM, nor any affiliate or advisor of Odyssey or AOM, as investment advice or as a recommendation to acquire any of the Exchange Shares.

(b) Such Shareholder confirms that none of Odyssey, AOM, their respective affiliates or advisors has (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Exchange Shares or (ii) made any representation to such Shareholder regarding the legality of an investment in the Exchange Shares under applicable legal investment or similar laws or regulations. In deciding to acquire any Exchange Shares, such Shareholder is not relying on the advice or recommendations of Odyssey, AOM, any affiliate of Odyssey or AOM or any advisor of Odyssey or AOM, and such Shareholder has made its own independent decision that the investment in the Exchange Shares is suitable and appropriate for such Shareholder.

Section 4.04. Status of the Shareholder.

(a) Such Shareholder has such knowledge, skill, and experience in business, financial, and investment matters that such Shareholder is capable of evaluating the merits and risks of an investment in the Exchange Shares. With the assistance of such Shareholder’s own professional advisors, to the extent that such Shareholder has deemed appropriate, such Shareholder has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Exchange Shares. Such Shareholder has considered the suitability of the Exchange Shares as an investment in light of its own circumstances and financial condition, and such Shareholder is able to bear the risks associated with an investment in the Exchange Shares.

(b) Such Shareholder acknowledges that it has completed the Investor Questionnaire and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by the undersigned to evidence its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission. Such Shareholder agrees to furnish any additional information requested by Odyssey or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the acquisition of Exchange Shares by such Shareholder.

(c) Such Shareholder acknowledges that it has been furnished with all information that it deems necessary to evaluate the merits and risks of the transactions contemplated by this Agreement and the Exchange Shares, including: (i) a copy of Odyssey’s most recent annual report on Form 10-K filed under the Exchange Act and copies of all reports and documents required to be filed by Odyssey under sections 13(a), 14(a), 14(c) and 15(d) of the Exchange Act since the date of such annual report, (ii) a brief description of Exchange Shares, and (iii) any material changes in Odyssey’s affairs that are not disclosed in the documents furnished.

(d) Such Shareholder acknowledges and agrees that the information referenced in Section 4.04(c) above was furnished to it with sufficient time for the Shareholder to review and consider such information in light of its investment in the Exchange Shares prior to the date hereof.

(e) Such Shareholder acknowledges and agrees that it has had the opportunity to ask questions of, and receive answers from, Odyssey and its representatives concerning the terms and conditions of the transactions contemplated hereby and to obtain any additional information reasonably requested to verify the accuracy of information furnished.

Section 4.05. Securities Law Compliance; Restrictions on Transfer.

(a) Such Shareholder is acquiring Exchange Shares solely for such Shareholder’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Exchange Shares. Such Shareholder understands that the Exchange Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of such Shareholder and of the other representations made by such Shareholder in this Agreement. Such Shareholder understands that Odyssey is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(b) Such Shareholder understands that the Exchange Shares are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Commission provide in substance that such Shareholder may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in a transaction exempt from the registration requirements of the Securities Act, and such Shareholder understands that Odyssey has no obligation or intention, except as expressly provided with respect to the Resale Shelf, to register any of the Exchange Shares or the offering or sale thereof, or to take any action to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder (including pursuant to Rule 144 thereunder). Accordingly, such Shareholder understands that under the Commission’s rules, such Shareholder may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in transactions which are exempt from the registration requirements of the Securities Act, and any transferee acquiring Exchange Shares from a Shareholder will acquire “restricted securities,” subject to the same limitations that apply to the Exchange Shares in the hands of such Shareholder. Consequently, such Shareholder understands that such Shareholder must bear the economic risks of the investment in the Exchange Shares for an indefinite period of time. Such Shareholder further acknowledges and understands that, under Rule 144, if such Shareholder is not an affiliate of Odyssey (as such term is defined under Rule 144) such Shareholder must hold any Exchange Shares acquired by such Shareholder for a period of six (6) months before such Shareholder may sell any of such Exchange Shares under Rule 144 and if the Shareholder is an affiliate the Shareholder and any transferee will be subject to additional restrictions.

(c) Such Shareholder agrees: (i) that such Shareholder will not sell, assign, pledge, give, transfer, or otherwise dispose of any Exchange Shares or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the transaction is exempt from the registration provisions of the Securities Act and all applicable requirements of state securities laws; (ii) that the certificates representing the Exchange Shares will bear the legend set forth in Section 4.06 making reference to the foregoing restrictions; and (iii) that Odyssey and its affiliates shall not be required to give effect to any purported transfer of any Exchange Shares, except upon compliance with the foregoing restrictions.

(d) Such Shareholder acknowledges that neither Odyssey nor any other person offered to sell the Exchange Shares to it by means of any form of general solicitation or general advertising (as such terms are used in Rule 502(c) of Regulation D under the Securities Act), including but not limited to: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (ii) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Section 4.06. Legend. Such Shareholder understands that any certificates evidencing the Exchange Shares will be imprinted with a legend in substantially the following form:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR SUCH OTHER APPLICABLE LAWS.”

Section 4.07. Rule 144 Compliance. With a view to making available to the Shareholders the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit a Shareholder to sell securities of Odyssey to the public without registration, until the date on which the Shareholders no longer hold any Registrable Securities, Odyssey: (i) shall use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; (ii) shall use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Odyssey under Section 13 and 15(d) of the Exchange Act; (iii) represents and warrants that it is not currently an issuer identified in Rule 144(i)(1) (including, without limitation, a “shell company” as defined in Rule 12b-2 under the Exchange Act) and believes that the consummation of the Go Public Transaction will not cause Odyssey to become such an issuer, and covenants that it shall use commercially reasonable efforts to ensure that it will not become such an issuer during the one year period after this Agreement and (iv) shall furnish to any holder of Registrable Securities, upon request, a written statement by Odyssey as to its compliance with the reporting requirements of Rule 144 and Section 13 and 15(d) under the Exchange Act.

Section 4.08. Removal of Legends. For so long as any of the Exchange Shares constitute “restricted securities” within the meaning of Rule 144 under the Securities Act, and subject to receipt by Odyssey of any customary representation letters from a Shareholder as Odyssey may reasonably require, Odyssey shall use its commercially reasonable efforts to promptly assist such Shareholder in the removal of all restrictive legends referencing the Securities Act that limit resales or other distributions of the Exchange Shares to the extent that such Exchange Shares are (1) registered for resale and sold under an effective registration statement or (2) sold pursuant to Rule 144.

Article 5

Miscellaneous

Section 5.01. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 5.02. Governing Law. This Agreement shall be governed by and construed under the laws of New York as applied to agreements among New York residents, made and to be performed entirely within New York.

Section 5.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not so confirmed, then on the next Business Day, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 5.03):

If to Odyssey:	Odyssey Marine Exploration, Inc.
205 S. Hoover Blvd.
Suite 210
Tampa, Florida 33609
Attention: Legal Department
Email: legal@odysseymarine.com

If to any Shareholder:	To the address for such Shareholder set forth
on the signature pages hereto.

Section 5.04. Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

Section 5.05. Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of Odyssey and the Shareholders collectively owning not less than 50.1% of all CIC Shares then outstanding (the “Majority Shareholders”). Any waiver or amendment effected in accordance with this Section 5.05 shall be binding upon each party to this Agreement and any holder of any CIC Shares at the time outstanding and each future holder of all CIC Shares.

Section 5.06. Effect of Amendment or Waiver. Each Shareholder acknowledges that by the operation of Section 5.05, the Majority Shareholders will have the right and power to diminish or eliminate all rights of such Shareholder under this Agreement.

Section 5.07. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

Section 5.08. Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

[Signature pages follow.]

IN WITNESS WHEREOF, Odyssey and each Shareholder have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

ODYSSEY MARINE EXPLORATION, INC.

By:
Mark D. Gordon
Chairman and Chief Executive Officer

[Signature Page to CIC Equity Exchange Agreement]

IN WITNESS WHEREOF, Odyssey and each Shareholder have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

Print Name of Shareholder

Signature of Shareholder

Address:

Execution Version

ANNEX E

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 8, 2026, by and between CIC Limited, a company formed under the laws of the Cook Islands with its principal office located at PO Box 104, Avarua, Rarotonga, Cook Islands (the “Company”) and American Ocean Minerals Corporation, a Delaware corporation with its principal office located at 400 N. Ashley Drive, Suite 190, Tampa, Florida 33602 (the “Holder” and together with the Company, the “Parties” and each a “Party”). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

RECITALS:

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Holder has agreed to purchase a convertible promissory note (the “Note”) from the Company in the aggregate amount of up to U.S.$20,000,000 (the “Note Amount”).

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and covenants set forth below, the parties, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. The following terms shall have the meanings set forth below:

(a)

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at Law or in equity.

(b)

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an Affiliate of another Person for purposes of this Agreement shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder. For the avoidance of doubt, the Holder is not an Affiliate of the Company as of the date of this Agreement.

(c)

“Amended and Restated Constitution” means the amended and restated constitution of the Company to be adopted by the Company’s stockholders prior to the closing of the Go Public Transaction, and providing for the matters described on Schedule 1(c).

(d)	“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.

(e)

“Change in Control” means the earlier of the entry into a definitive agreement providing for, or the effective date of: (A) a sale, lease, transfer or other disposition in one or a series of related transactions of any of the Company’s interests in the Exploration License or any licenses or permits for the Company’s concession associated with the Exploration License, or (B) a sale, lease, transfer or other disposition of more than 50% of the outstanding voting equity interests of the Company, in each case other than to the Holder or its Affiliates or pursuant to the Equity Exchange Agreement and Option Agreements.

Execution Version

(f)	“Class A Shares” means the Class A voting shares of the Company’s common stock.

(g)	“Class B Shares” means the Class B non-voting shares of the Company’s common stock.

(h)	“Class C Shares” means the Class C restricted shares of the Company’s common stock.

(i)	“Closing” means the Initial Closing or a Subsequent Closing, as applicable.

(j)	“Closing Date” means the Initial Closing Date or a Subsequent Closing Date, as applicable.

(k)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(l)

“Company Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by the Company or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(m)	“Company Intellectual Property Rights” means all right, title and interest in and to the Company Intellectual Property.

(n)	“Conversion Rate” has the meaning set forth in Section 2(d).

(o)	“Conversion Shares” means the Class A Shares to which the Holder is entitled upon exercise of its conversion option in accordance with Section 2(d).

(p)	Intentionally omitted.

(q)

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(r)

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any Hazardous Substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(s)

“Environmental Laws” means any Law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(t)

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(u)

“Equity Exchange Agreement” means an Equity Exchange Agreement to be entered into among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company substantially in the form annexed hereto as Exhibit B.

(v)	“Exploration License” means the exploration license “EL 1” granted to the Company as license holder under the Seabed Minerals Act, pursuant to an application approved by Cook Islands Government on

Execution Version

February 15, 2022, with a license start date of February 23, 2022 and a license end date of February 23, 2027, as such license may be renewed, extended, varied, replaced, substituted or reissued from time to time in accordance with the SBM Legislation.

(w)	“Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(x)	“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(y)	“GAAP” means United States generally accepted accounting principles in effect from time to time.

(z)

“Government Official” means (i) any elected or appointed official (whether in the military, executive, legislative, or judicial branches of government) of a local, state, provincial, regional or national government (or of any department or agency of those types of government bodies), (ii) any government employee, part-time or full-time government worker, or anyone “acting in an official capacity” (i.e., acting under a delegation of authority from a government to carry out government responsibilities), (iii) any political party member, political party official, or candidate for political office, (iv) any official or employee of a public international organization such as the World Bank or United Nations, or of any department or agency of those types of organizations, or (v) any official, representative, or employee of a company that is under even partial ownership or control by a government.

(aa)

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(bb)	“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(cc)

“Go Public Transaction” means a transaction, or series of transactions, whereby either the shares in the capital stock of the Holder are listed on a recognized stock exchange in the United States, or all, but not less than all, of the issued and outstanding shares in the capital stock of the Holder have been acquired by a publicly traded entity with shares listed on a recognized stock exchange in the United States.

(dd)

“Hazardous Substances” means any substances, materials, or wastes that, because of their quantity, concentration, or physical, chemical, or infectious characteristics, may pose a present or potential hazard to human health or the environment when improperly used, stored, treated, disposed of, generated, manufactured, transported, or otherwise handled.

(ee)	Intentionally omitted.

(ff)	“Interest Payment Date” means March 31, June 30, September 30 and December 31 during which the Principal Amount, or any portion thereof, remains outstanding commencing on June 30, 2026.

(gg)

“International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering Laws, including the FCPA.

(hh)	“International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs Laws.

(ii)

“knowledge” including the phrase “to the Company’s knowledge”, means the actual knowledge of the Company’s officers and managers after reasonable investigation and assuming such knowledge as each such individual would have as a result of the reasonable performance of his or her duties in the ordinary course.

Execution Version

(jj)

“Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(kk)

“Licensed Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing in which the Company holds exclusive or non-exclusive rights or interests granted by license from other Persons, and in any and all such cases that used by the Company or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(ll)

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that has, or could reasonably be expected to have, either individually or in the aggregate with all other events, occurrences, facts, conditions, changes or effects, a material adverse effect on the business, assets (including intangible assets), liabilities, condition (financial or otherwise), property or results of operations of the Company and its subsidiaries taken as a whole, or the ability of the Company to consummate timely the transactions contemplated by this Agreement, but shall exclude any event, occurrence, fact, condition, change or effect, resulting from: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action taken (or omitted to be taken) at the written request of the Holder; (vi) any changes in applicable Laws or accounting rules; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that in the case of each of the foregoing clauses (i), (ii), (iii), (iv) and (vi) any such event, occurrence, fact, condition, change or effect shall not be excluded to the extent that it has or would reasonably be expected to have a disproportionate adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, relative to that of other companies operating in the same industries in which the Company operates.

(mm)	“Maturity Date” means April 7, 2030.

(nn)	“Minister” means the responsible Minister under the Seabed Minerals Act.

(oo)

“Obligations” means the Principal Amount, any interest payable hereunder (including, for the avoidance of doubt, all PIK Interest), and all other obligations of the Company pursuant to the Transaction Documents.

(pp)	“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(qq)

“Option Agreement” means one or more Option Agreements anticipated to be entered into among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company substantially in the form annexed hereto as Exhibit C.

(rr)

“Permitted Encumbrances” means security interests granted by the Company securing Purchase Money Obligations provided that (i) such encumbrance does not extend to any assets other than the property acquired in connection with which such Purchase Money Obligations was created or assumed and any proceeds thereof, (ii) such encumbrance and the indebtedness secured thereby are incurred simultaneously with such acquisition, (iii) the indebtedness secured thereby is not otherwise restricted or prohibited under this Agreement, or any other Agreement between the Company and the Holder, and

Execution Version

(iv) the amount of indebtedness initially secured thereby is not more than 100% of the purchaser price of such asset.

(ss)

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof or any other entity.

(tt)

“Principal Amount” means (i) the aggregate amount of the Purchase Price that has been advanced to the Company by the Holder, up to an aggregate amount of U.S.$20,000,000.00, plus (ii) PIK Interest that has been capitalized in accordance with Section 2(c).

(uu)	Intentionally omitted.

(vv)

“Purchase Money Obligations” means secured indebtedness of the Company created or assumed to finance any part of the purchase price of tangible personal property, and including any extension, renewals or refunding any such indebtedness.

(ww)

“Required Filings” means the filings, registrations, executed agreements or other documents or actions, required in the reasonable discretion of the Holder to perfect the Security Interests in the assets of the Company.

(xx)	“Restricted Party” means any Person (i) included on one or more Restricted Party Lists, or (ii) owned by or acting on behalf of a Person included on one or more Restricted Party Lists.

(yy)

“Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(zz)	“Revenue Participation Agreement” means the revenue participation agreement dated February 2, 2026 among the Holder, the Company and CIC LLC.

(aaa)

“Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any of its subsidiaries, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(bbb)

“SBM Legislation” means, collectively, (a) the Seabed Minerals Act 2019 (Cook Islands), (b) the Seabed Minerals (Exploration) Regulations 2020, (c) the Seabed Minerals (Royalties) Regulations 2013, (d) the Environment Act 2003 (Cook Islands), and (e) the Environment (Seabed Minerals Activities) Regulations 2023 and the Seabed Minerals (Minerals Harvesting and Other Mining) Regulations 2024, (f) any license, permit, approval, work plan, condition or other requirement issued by the SBMA or any other Governmental Authority under any of the foregoing; and (g) any amendments, re-enactments, replacements or successor instruments relating to seabed minerals activities in the Cook Islands.

(ccc)	“SBMA” means the Cook Islands Seabed Minerals Authority, or any successor Governmental Authority exercising equivalent functions under the SBM Legislation.

(ddd)	“SBMA Requirements” means the activities required by the SBMA in connection with the renewal of the Exploration License and the advancement towards trial and commercial licensure.

Execution Version

(eee)	“Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(fff)	“Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(ggg)	“Security Documents” means any documents or agreements required to be provided, executed or agreed to grant or perfect the Security Interests.

(hhh)	“Shares” means, collectively, the Class A Shares, Class B Shares and Class C Shares.

(iii)

“Transaction Documents” means this Agreement, the Note, the Security Documents, the Required Filings, the Revenue Participation Agreement, the Security Agreement and any other documents or agreements executed in furtherance of the terms hereof.

Section 2. Note Issuance and Purchase.

(a) Issuance of the Note. Pursuant to the terms and subject to the conditions set forth in this Agreement, the Company shall sell and issue to the Holder, and the Holder shall purchase from the Company, the Note in an amount of up to U.S.$20,000,000 (the “Purchase Price”). The Principal Amount shall bear interest as set forth in Section 2(c) and the Principal Amount together with any and all accrued interest thereon remaining unpaid, and any other sums due to the Holder in connection with the Obligations evidenced by the Note, shall be due and payable in full on the Maturity Date. All or any portion of the amount outstanding under the Note shall be convertible pursuant to and in accordance with Section 2(d).

(b) Payment of Purchase Price

(i)

Subject to the satisfaction or waiver of the conditions set forth in Section 3, within five (5) business days of the date hereof, the Holder shall pay to the Company a portion of the Purchase Price in an amount determined by the Parties immediately before the Initial Closing (such portion of the Purchase Price, the “Initial Purchase Price”) by wire transfer of immediately available funds to the account designated by the Company in writing.

(ii)

From time to time, the Company may issue additional requests for up to U.S.$5,000,000 at a time in the form attached here to as Exhibit D (each, an “Advance Request”) in accordance with the Budget, the SBMA Requirements and the terms of this Agreement, provided, however, that (i) the first additional Advance Request cannot be made until the fiscal quarter following the Initial Closing Date, and (ii) no more than two (2) Advance Requests may be made per fiscal quarter. Subject to the satisfaction or waiver of the conditions set forth in Section 3 and compliance with the covenants set forth in Section 5, within ten (10) Business Days after the Holder’s receipt of each such subsequent Advance Request, the Holder shall pay to the Company the requested portion of the Purchase Price (each, a “Subsequent Purchase Price”) by wire transfer of immediately available funds to the account designated by the Company in the Advance Request; provided, however, that if the Company (i) deviates from the use of proceeds in excess of 10% of the aggregate amount of the then-current Budget, (ii) deviates from the SBMA Requirements, or (iii) fails to deliver the required Reports in accordance with the terms of this Agreement, the Holder may, in its sole discretion, refuse to advance the Subsequent Purchase Price in connection with such Advance Request and any subsequent Advance Requests until such failure to deliver is cured.

(iii)

If the Holder fails to pay the Initial Purchase Price or any Subsequent Purchase Price associated with any Advance Request (x) that has been delivered in accordance with the terms of Sections 2(b)(i) and 2(b)(ii) above (and for the avoidance of doubt, any refusal by the Holder to pay any Subsequent Purchase Price in connection with any Advance Request pursuant to the proviso set

Execution Version

forth in Section 2(b)(ii) shall be deemed not be a failure to pay such Advance Request under this Section 2(b)(iii)) and (y) for which the Holder’s obligation to pay has arisen in accordance with the terms of this Agreement (including, without limitation, the satisfaction or waiver of the conditions set forth in Section 3 and, in respect of an Advance Request delivered pursuant to Section 2(b)(ii), compliance with the covenants set forth in Section 5), for any reason other than failure by the Company to comply with the provisions of this Agreement, then the Company may, by written notice to the Holder, terminate this Agreement. Upon such termination, the Holder may, in its sole discretion, (A) declare the entire outstanding Principal Amount, together with all accrued interest and all other Obligations due under the Note, or any portion thereof, to be due and payable within twenty (20) Business Days of the Holder’s notice; or (B) convert all or any portion of the amounts due under the Note in accordance with Section 2(d) hereof.

(iv)

Notwithstanding any other provision of this Agreement, if the Holder fails to pay the Initial Purchase Price or any Subsequent Purchase Price associated with any Advance Request for any reason, including failure by the Company to comply with the provisions of this Agreement, the Company shall be permitted to finance its ongoing operations by issuance of equity securities (an “Equity Issuance”); provided, however, that any Equity Issuance shall (i) be in accordance with the terms of the Amended and Restated Constitution, (ii) be contingent, if necessary, upon any required approvals by a Governmental Authority.

(c) Interest.

(i)	Interest rate: The Principal Amount shall bear interest at the rate of eight (8.0)% per annum (the “Applicable Rate”).

(ii)

PIK Interest: The Company will pay accrued interest on the Principal Amount on a quarterly basis on each Interest Payment Date by capitalizing such quarterly interest amount as additional principal (“PIK Interest”), with such PIK Interest to be added to the Principal Amount outstanding as of such Interest Payment Date.

(iii)

Default Interest Rate: Upon an Event of Default, the unpaid Principal Amount and, to the extent permitted by Law, any accrued and unpaid interest and all other Obligations, shall accrue interest at the Applicable Rate plus default interest at the rate of three percent (3.0%) per annum until paid in full.

(d) Option to Convert the Note Obligations.

(i)

Option to Convert. The Holder shall have the right at any time and from time to time prior to the Maturity Date (the “Conversion Period”), in accordance with the procedures set forth below, to convert all or any portion of the outstanding Principal Amount of the Note and any accrued and unpaid interest thereon (the “Convertible Obligations”) into Class A Shares).

(ii)

Mechanics of Conversion. If the Holder elects to exercise its right to convert the Convertible Obligations, the Holder shall (i) specify in a written notice to the Company (a “Conversion Notice”) in substantially the form of notice of conversion attached to the Note as Exhibit A (A) that the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, (B) the amount of the Convertible Obligations to be so converted, and (C) whether the Class A Shares acquired pursuant to this Section 2(d) are to be issued in the name of the Holder or a designee; and (ii) surrender the Note to the Company and furnish any appropriate endorsements and transfer documents if required by the Company if the Holder elects to convert all of the Convertible Obligations. As soon as practicable after the Conversion Date, the Class A Shares acquired by the Holder pursuant to this Section 2(d) (the “Conversion Shares”) shall be registered by the Company in the name of the Holder or its designee. The Company shall use its commercially reasonable efforts to cause such registration to occur within ten (10) Business Days following the Conversion Date.

Execution Version

(iii)

Conversion Basis. If the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, then the number of Class A Shares (rounded to the nearest whole number) that the Holder shall be entitled to receive shall equal the quotient determined by dividing (A) the amount of the Convertible Obligations to be converted, as specified in the Conversion Notice, by (B) the Conversion Rate, subject to adjustment in accordance with Section 2(d)(vi). As used in this Agreement, (1) “Conversion Rate” means a rate, computed immediately before the Initial Closing on a fully diluted as-converted basis taking into account all equity securities of the Company, that ascribes to the Company a valuation of $200,000,000.

(iv)

Conversion Date. Any conversion of the Convertible Obligations pursuant to this Agreement by the Holder shall be deemed to occur on the date which the Holder delivers the Conversion Notice and, if the Holder elects to convert all of the Convertible Obligations, surrenders the Note to the Company, or such later date as the Holder may designate in the Conversion Notice (the “Conversion Date”).

(v)

Fractional Shares. If the Holder elects to convert the Convertible Obligations pursuant to this Section 2(d), in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the Conversion Rate.

(vi)	Certain Adjustments.

(A)

Stock Split, Stock Dividend, Etc. If the Company at any time on or after the date hereof subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of common stock into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the date of issuance combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of common stock into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 2(d)(vi) shall become effective immediately after the effective date of such subdivision or combination.

(B)

Reorganization, Merger, Etc. If there is a reorganization, or a merger or consolidation of the Company with or into any other entity which results in a conversion, exchange, or cancellation of the common stock of the Company, upon any subsequent conversion of the Note pursuant to this Section 2(d)(vi), the Holder will be entitled to receive the kind and amount of securities, cash, and other property or assets which the holder would have received if the Holder had converted the Note into Class A Shares in accordance with this Section 2(d)(vi) immediately prior to the first of these events and had retained all the securities, cash, and other property or assets received as a result of those events.

(C)

Adjustments. If the Company, after the date hereof, shall take any action affecting the Class A Shares other than action described in this Section 2(d)(vi), which in the reasonable opinion of the Holder would materially affect the rights of the Holder, the Conversion Rate and/or the Conversion Shares, the number of Class A Shares which may be acquired upon conversion of the Note shall be adjusted by the Company and the Holder in good faith, as they may determine to be equitable to the Holder in the circumstances.

(vii)

Qualifications. If the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, then all authorizations, approvals or permits, if any, (a) of any Governmental Authority or regulatory body of the Cook Islands that are required in connection with the lawful issuance and sale of the Conversion Shares, and (b) of the SBMA, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing on the Conversion Date.

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(e) Use of Proceeds. The proceeds of the Purchase Price shall be used substantially in accordance with the use of proceeds table provided by the Company and subject to the Holder’s reasonable approval on or prior to the Initial Closing Date (the “Budget”), as the Budget may be updated and amended from time to time in accordance with this subsection. The Parties shall consider amendments to the Budget proposed by the Company, and if approved by both Parties, acting reasonably, such amendments shall be adopted. Notwithstanding the foregoing, the Company may make reasonable unilateral amendments to the Budget to account for changes in Law, regulatory requirements, marine operations issues, weather, political issues, availability of ships, equipment, personnel and scientists, and any other factors beyond the control of the Company which require adjustments to pursue the Company’s exploration activities and maintain compliance with Cook Islands law; provided that any amendments to the Budget exceeding 10% of the Budget in the aggregate must be approved and adopted by the Parties in accordance with the preceding sentence.

(f) Repayment of the Note.

(i)

Generally. The Company hereby unconditionally promises to pay to the Holder in full in cash, to the extent not previously paid or converted pursuant to this Agreement, the Principal Amount, together with interest thereon and any other amounts due under the Transaction Documents, on the Maturity Date.

(ii)	Prepayment. Except as provided in Section 2(b)(iii), prepayment of any portion of the Principal Amount may not be made by the Company without the written consent of the Holder.

Section 3. Closing and Conditions to Closing.

(a) Closing.

(i)

Initial Closing. The initial closing (the “Initial Closing”) of the sale of the Note in return for the Initial Purchase Price paid by the Holder to the Company shall take place on a date agreed by the Parties (the “Initial Closing Date”). At the Initial Closing, (i) the Holder shall deliver the Initial Purchase Price to the Company by wire transfer of immediately available funds, (ii) the Company shall deliver to the Holder the Note in the aggregate amount of the Purchase Price and the other Transaction Documents as set forth in Section 3(b), and (iii) the Company shall deliver to the Holder a Compliance Certificate.

(ii)

Subsequent Closings. Each subsequent closing (each, a “Subsequent Closing”) shall take place on a date agreed by the Parties (each, a “Subsequent Closing Date”). At each Subsequent Closing, (i) the Holder shall deliver the Subsequent Purchase Price to the Company by wire transfer of immediately available funds, and (ii) the Company shall deliver to the Holder a Compliance Certificate.

(b) Conditions to Closing. The obligation of the Holder to pay the Initial Purchase Price or a Subsequent Purchase Price to the Company at each of the Initial Closing Date or Subsequent Closing Dates, as applicable, is subject to the satisfaction, on or prior to such Closing Date, of each of the following conditions or waiver thereof by the Holder in its sole discretion:

(i)

Representations and Warranties. The representations and warranties of the Company contained in Section 4 of this Agreement and in each of the Transaction Documents shall be true and correct in all material respects as of each Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured on an aggregate basis with respect to any breaches or inaccuracies; provided that any representation or warranty of the Company that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all

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respects as of the Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

(ii)

Performance. The Company shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing (with materiality being measured on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

(iii)

Compliance Certificate. The Company shall deliver to the Holder at the Closing a certificate certifying that the conditions specified in Section 3(b)(i), (ii), (xiii) and (xv) of this Agreement have been fulfilled (a “Compliance Certificate”).

(iv)

SBMA Letter. As of the Initial Closing, the Company shall have received a letter from the SBMA indicating (i) that the funding pursuant to this Agreement and share exchange pursuant to the Equity Exchange Agreement are approved or that no approval is needed, and (ii) the factual conditions required to submit an application for extension of the Exploration License.

(v)

Board of Directors. As of the Initial Closing and each Subsequent Closing, the size and composition of the board of directors shall comply in all respects with the terms of the Amended and Restated Constitution.

(vi)

Amended and Restated Constitution. As of each Subsequent Closing that occurs following closing of the Go Public Transaction, the stockholders of the Company shall have duly adopted, and the Company shall have executed and delivered, the Amended and Restated Constitution, which shall continue to be in full force and effect, and the Company shall continue to be in full compliance therewith.

(vii)

Amended and Restated Constitution. The Company shall deliver to the Holder at the Initial Closing a copy of the Amended and Restated Constitution to be adopted by the Company’s stockholders prior to the closing of the Go Public Transaction.

(viii)

Secretary’s Certificate – Initial Closing. The Secretary of the Company shall have delivered to the Holder at the Initial Closing a certificate certifying resolutions of the board of directors of the Company approving the Transaction Documents and the transactions contemplated thereunder.

(ix)

Secretary’s Certificate – Subsequent Closing. The Secretary of the Company shall have delivered to the Holder at the first Subsequent Closing following closing of the Go Public Transaction, a certificate certifying the Certificate of Incorporation and the Amended and Restated Constitution as in effect at the closing of the Go Public Transaction.

(x)

Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Holder, and the Holder (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

(xi)	Exploration License. The Exploration License shall be in full force and effect, and the Company shall have delivered to the Holder evidence reasonably satisfactory to the Holder of the foregoing.

(xii)

Equity Issuances. Except with the prior written consent of the Holder or pursuant to Section 2(b)(iv), the Company shall not have issued or authorized the issuance of any equity interests in the Company, Rights, or other securities other than as disclosed on the Schedules to this Agreement, pursuant to the Transaction Documents and any Option Agreement or Equity Exchange Agreement.

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(xiii)

Go Public Transaction. As of each Subsequent Closing, the Go Public Transaction shall have been consummated; provided, however, if the Company issues an Advance Request in accordance with the Budget, the SBMA Requirements and the other terms of this Agreement prior to the consummation of the Go Public Transaction and the Holder elects not to pay to the Company the Subsequent Purchase Price, then the Company shall be permitted to seek alternative financing arrangements to finance its ongoing operations; provided further, however, that any Equity Issuance shall (i) be in accordance with the terms of the Amended and Restated Constitution, (ii) be contingent, if necessary, upon any required approvals by a Governmental Authority.

(xiv)

Certain Transactions. As of the Initial Closing, the Company (A) shall have satisfied the liabilities described on Schedule 3(b)(xii)(A) by issuance of equity securities, and (B) shall have issued the equity securities described on Schedule 3(b)(xii)(B). As of the first Subsequent Closing, the Company shall have satisfied the liabilities described on Schedule 3(b)(xii)(C) by payment in cash using proceeds obtained at the Initial Closing.

(xv)

Budget and Use of Proceeds. The Purchase Price shall be used in compliance with the Budget and the SBMA Requirements, with any deviation not exceeding 10% of the Budget in the aggregate and the Holder shall be reasonably satisfied that the Company’s use of proceeds from the Initial Purchase Price and any prior Advance Requests shall have been used in compliance with the Budget and the SBMA Requirements with a deviation not exceeding 10% of the Budget in the aggregate.

(xvi)	Transaction Documents. The Company shall have duly executed and delivered to the Holder each of the Transaction Documents to which it is a party.

(xvii)

No Default. (x) No Event of Default hereunder shall exist at the time when the Initial Purchase Price or a Subsequent Purchase Price to the Company shall be paid by the Holder at the Initial Closing Date or any Subsequent Closing Dates, as applicable, or be caused thereby and (y) the Company shall not be in material default of any other obligations to the Holder or its Affiliates.

(xviii)

Other Documents. The Company shall have delivered to the Holder such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Holder or its counsel may reasonably request.

Section 4. Representations and Warranties.

(a) Representations, Warranties and Acknowledgements of the Company. The Company hereby represents, warrants and acknowledges to the Holder that, except as set forth on the disclosure schedule attached as Schedule 1 (the “Disclosure Schedules”), which exceptions shall be deemed to be part of the representations, warranties and acknowledgements made hereunder, the following representations are true and complete as of the Effective Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Agreement, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Agreement only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

(i)

Organization, Good Standing, Power and Qualification. The Company is a company duly organized, validly existing and in good standing under the Laws of the Cook Islands and has all requisite company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

(ii)	Capitalization.

(A) The authorized capital of the Company consists, immediately prior to the Initial Closing, solely of 150,000,000 Class A Shares, 150,000,000 Class B Shares, and 10,000,000 Class C

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Shares. Section 4(a)(ii) of the Disclosure Schedule shall be provided in writing to the Holder immediately prior to the Initial Closing and shall set out the number of Shares of each such class that are then issued and outstanding. All of the outstanding Class A Shares, Class B Shares and Class C Shares have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. No other class of stock has been authorized.

(B) The Company has reserved 2,000,000 Class B Shares for issuance to a consultant after a vesting period.

(C) Section 4(a)(ii) of the Disclosure Schedule, which shall be provided in writing to the Holder immediately prior to the Initial Closing, sets forth the capitalization of the Company, including the number of Shares and the record and beneficial holders thereof of the following: (i) issued and outstanding Shares, including, with respect to restricted Shares, vesting schedule and repurchase price; (ii) outstanding Share options, including vesting schedule and exercise price; (iii) Shares reserved for future award grants; and (iv) outstanding warrants to acquire Shares. Except for the Shares and Rights pursuant to an Equity Exchange Agreement or an Option Agreement and as set forth in Section 4(a)(ii) of the Disclosure Schedule, there are no outstanding Rights with respect to any Shares or other equity interest or other security of any class of the Company.

(D) To the Company’s knowledge, any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the Company’s knowledge, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(E) the Company has obtained valid waivers of any Rights by other parties to purchase any of the Class A Shares covered by this Agreement.

(iii)

No Subsidiaries. The Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

(iv)

Authorization. All company action required to be taken by the Company’s board of directors in order to authorize the Company to enter into the Transaction Documents and to perform its obligations thereunder has been taken. No authorization by the Company’s stockholders is required for the Company to enter into the Transaction Documents and to perform its obligations thereunder. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Documents, the performance of all of its obligations thereunder, and the issuance and delivery of the Conversion Shares has been taken. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(v)

Valid Issuance of Conversion Shares. The Conversion Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on

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transfer under the Transaction Documents, applicable state and federal securities Laws and liens or encumbrances created by or imposed by the Holder. Assuming the accuracy of the representations of the Holder in Section 4 of this Agreement, the Conversion Shares will be issued in compliance with all applicable securities Laws.

(vi)

Dilutive Effect. The Company acknowledges that the number of Conversion Shares may increase in certain circumstances. The Company further acknowledges that Company’s obligation to issue the Conversion Shares pursuant to the terms and subject to the conditions and other limitations of the Convertible Notes in accordance with this Agreement and the other Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other equity holders of the Company.

(vii)

Governmental Consents and Filings. Assuming the accuracy of the representations made by the Holder in Section 4(b) of this Agreement, and except as set forth on Section 4(a)(vii) of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement or any Equity Exchange Agreement.

(viii)

Unencumbered Collateral. The Collateral is not subject to any Encumbrance, other than those in favor of the Holder and Permitted Encumbrances and except as contemplated by the Revenue Participation Agreement.

(ix)

Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company’s knowledge, currently threatened in writing (a) against the Company or any officer or director of the Company arising out of their employment or board relationship with or (b) that questions the validity of the Transaction Documents or any Equity Exchange Agreement or the right of the Company to enter into them, or to consummate the transactions contemplated thereby. Neither the Company nor, to the Company’s knowledge or any of the Company’s officers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would adversely affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

(x)

Insurance. The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as its management believes to be prudent and customary in the businesses in which it is engaged.

(xi)

Compliance with Other Instruments. Except as set forth in Section 4(a)(vii) of the Disclosure Schedule, the Company is not in violation or default (a) of any provisions of its certificate of incorporation and constitution, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of Law, statute, rule or regulation applicable to the Company, the violation of which would be materially adverse to the Company. The execution, delivery and performance of the Transaction Documents and any Equity Exchange Agreement and the consummation of the transactions contemplated thereby will not result in any such material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default

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under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any material lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

(xii)	Agreements; Actions.

(A) Except for the Transaction Documents, and except as set forth in Section 4(a)(xii) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of U.S.$250,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company, (iii) the grant of rights to manufacture, supply, service or operate any vessel or other equipment in connection with the exploration, development or extraction of offshore mineral resources, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(B) Except as set forth in Section 4(a)(xii) of the Disclosure Schedule, the Company has not (i) declared or paid any distributions, or authorized or made any distribution upon or with respect to any of its equity securities, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of U.S.$250,000 or in excess of U.S.$1,000,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business. For the purposes of (A) and (B) of this Section 4(a)(xii), all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(C) The Company has not received notice of a default and is not in default under, or with respect to, or in breach of, any material contractual obligation nor does any condition exist that with notice or lapse of time or both would constitute a default or breach thereunder. All contracts are valid, subsisting, in full force and effect and binding upon the Company and the other parties thereto, and the Company has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder, except to the extent that the failure of any such payment or liability would not have a Material Adverse Effect. To the Company’s knowledge, no other party to any such contract is in default or breach thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default or breach by such other party thereunder, except, to the extent that such default or breach would not have a Material Adverse Effect.

(xiii)	Certain Transactions.

(A) Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and standard confidentiality agreements, (ii) standard director and officer indemnification agreements approved by the board of directors of the Company and made available in the data room maintained by the Company or its affiliate made accessible to the Holder as of the date hereof (the “Data Room”), (iii) contracts with consultants providing services to the Company approved by the Company in the ordinary course of business and made available in the Data Room or described in Section 4(a)(xiii) of the Disclosure Schedule, (iv) the purchase of Class A Shares and the issuance of options to purchase Class A Shares, in each instance, approved in the written minutes of the board of directors of the Company made available in the Data Room, and (v) the Transaction Documents, there are no agreements, understandings or

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proposed transactions between the Company and any of its officers, directors, employees or consultants, or any Affiliate thereof.

(B) Except as set forth in Section 4(a)(xiii) of the Disclosure Schedule, Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. To the Company’s knowledge, and except as set forth in Section 4(a)(xiii) of the Disclosure Schedule, none of the Company’s directors, officers, employees, consultants who are also stockholders of the Company, or any stockholders of any such person’s immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company’s customers, suppliers, service providers, joint venture partners, licensees and competitors, or (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, other than AOM (collectively, a “Conflict of Interest”); provided, however, that the ownership by any directors, officers or employees of the Company, or stockholders of the immediate family of any of the foregoing of a financial interest in any contract with the Company shall not be deemed a Conflict of Interest.

(xiv)

Rights of Registration and Voting Rights. The Company is not under any obligation to register under any applicable securities Law of any jurisdiction any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company’s knowledge, no stockholder of the Company has entered into any agreements with respect to the voting of Class A Shares, Class B Shares, Class C Shares or other equity securities of the Company.

(xv)	Tax Matters.

(A) The Company has filed, or caused to be filed on its behalf, on a timely basis all income tax returns and all material non-income tax returns required to be filed by it (after giving effect to any extensions that have been requested by, and granted to such Person by the applicable taxing authority) and all such tax returns were true, correct and complete in all material respects. The Company has paid or caused to be paid on its behalf all income taxes and all material non-income taxes required to be paid by it. The Company (i) has not executed or granted any waiver or agreed to any extension with respect to any statute of limitations on the assessment or collection of any material tax and (ii) does not have any power of attorney in effect with respect to any taxes.

(B) The Company has withheld all material taxes from payments to any applicable Person and timely paid such taxes to the appropriate taxing authority in compliance with all applicable Laws.

(C) The Company has not applied to any taxing authority for any tax ruling, including any application for a private letter ruling that has been withdrawn.

(D) No taxing authority has asserted any deficiency or assessment, or proposed any adjustment, of any material taxes against the Company that has not been fully resolved. No claim has been made in writing by any taxing authority in a jurisdiction where the Company does not file tax returns that the Company is or may be subject to taxation by that jurisdiction.

(E) The Company has not participated in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the income tax regulations promulgated under the Code.

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(F) The Company has provided the Holder with true, correct and complete copies of any and all opinions, memoranda, or slide decks it has obtained from its advisors regarding tax planning or tax exposure matters of, or with respect to, the Company.

(xvi)

Company Documents. The certificate of incorporation and constitution of the Company are in the form made available in the Data Room. The copy of the minute books of the Company made available in the Data Room contains all minutes currently in existence of meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of formation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders of the Company.

(xvii)

International Anti-Corruption and International Trade Laws. The Company, its personnel and anyone acting on behalf of the Company, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion, fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. The Company has not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. To the Company’s knowledge, there has been no violation of International Anti-Corruption Laws or International Trade Laws. The Company further represents that it has maintained, and has caused each of its Affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with International Anti-Corruption Laws and International Trade Laws and to ensure that all books and records of the Company accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither the Company nor any of its officers, directors or employees is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

(xviii)

Government Official Ownership. Except as set forth in Section 4(a)(xviii) of the Disclosure Schedule, no Government Official (a) directly or indirectly owns any equity or other interest in the Company (including, but not limited to, debt that is convertible into equity, call rights, or employment or other agreements that provide for compensation in equity), or (b) serves as a director, officer, agent, or other representative of the Company.

(xix)

Export Control Laws. The Company has conducted all export transactions in accordance with applicable provisions of United States export control Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the United States Foreign Investment Risk Review Modernization Act of 2018 and the regulations administered OFAC, and the export control Laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) the Company has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Company is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or, to the Company’s knowledge, threatened claims against the Company with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to the Company’s exports; and (e) there are no actions, conditions, or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any material future claims. Neither the Company nor any of its Affiliates, directors, officers, stockholders, employees, or, to the Company’s knowledge, agents, has been (i) added to any Restricted Party List, (ii) debarred or otherwise excluded or declared ineligible to

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participate in government agreements, grants, or other programs financed in whole or in part by any United States federal government entity, or (iii) under investigation by any government agency or organization relating to potential violations of applicable Laws. The Company has not engaged in any business with or in, provided any services to or in, or used any funds to contribute to or finance the activities of or in, any Restricted Party.

(xx)

Financial Statements. Complete copies of the Company’s audited consolidated financial statements, consisting of the balance sheet of the Company as at December 31 in each of the years 2024 and 2025, and the related statements of income and retained earnings, stockholders’ equity, and cash flow for the years then ended (the “Financial Statements”), have been made available in the Data Room. The Financial Statements of the Company have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The audited balance sheet of the Company as of December 31, 2025, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The Company maintains a standard system of accounting established and administered in accordance with GAAP.

(xxi)

Undisclosed Liabilities. Except as set forth in Section 4(xxi) of the Disclosure Schedule, the Company has no material liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise, except (a) those that are adequately reflected, reserved against or disclosed in the Balance Sheet as of the Balance Sheet Date, and (b) those that have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

(xxii)

Absence of Certain Changes, Events, and Conditions. Since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice or as set forth in Section 4(xxii) of the Disclosure Schedule, there has not been, with respect to the Company, any event, occurrence, or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xxiii)	Intellectual Property.

(A) Section 4(xxiii)(A) of the Disclosure Schedule lists all Company Intellectual Property that is either (i) subject to any issuance, registration, application, or other filing by, to, or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names, and copyrights, issued and reissued patents, and pending applications for any of the foregoing; or (ii) used in or necessary for the Company’s current or planned business or operations. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.

(B) The Company owns, exclusively or jointly with other Persons, all right, title, and interest in and to the Company Intellectual Property, free and clear of Encumbrances. The Company is in full compliance with all legal requirements applicable to the Company Intellectual Property and the Company’s ownership and use thereof.

(C) Section 4(xxiii)(C) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements whereby the Company is granted rights, interests, and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is used in

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or necessary for the Company’s current or planned business or operations. All such agreements are valid, binding, and enforceable between the Company and the other parties thereto, and the Company and such other parties are in full compliance with the terms and conditions of such agreements.

(D) The Company Intellectual Property and Licensed Intellectual Property as currently or formerly owned, licensed, or used by the Company or proposed to be used, and the Company’s conduct of its business as currently and formerly conducted and proposed to be conducted have not, do not, and will not infringe, violate, or misappropriate the intellectual property of any Person. The Company has not received any communication, and no Action has been instituted, settled or, to the Company’s knowledge, threatened that alleges any such infringement, violation, or misappropriation, and none of the Company Intellectual Property are subject to any outstanding Governmental Order.

(E) Section 4(xxiii)(E) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements pursuant to which the Company grants rights or authority to any Person with respect to any Company Intellectual Property or Licensed Intellectual Property. All such agreements are valid, binding, and enforceable between the Company and the other parties thereto, and the Company and such other parties are in full compliance with the terms and conditions of such agreements. No Person has infringed, violated, or misappropriated, or is infringing, violating, or misappropriating, any Company Intellectual Property.

(xxiv)

Exploration License. The Exploration License is valid and in full force and effect. All fees and charges with respect to such Exploration License as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of the Exploration License.

(xxv)

Environmental Matters. The Company is currently and has been in compliance in all material respects with all Environmental Laws and has not received from any Person any: (A) Environmental Notice or Environmental Claim; or (B) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing.

(xxvi)	Compliance with Laws. The Company has complied, and is now complying, in all material respects with all Laws applicable to it or its business, properties, or assets.

(xxvii)

Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Holder pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Company’s knowledge, there is no event or circumstance that the Company has not disclosed to the Holder which could reasonably be expected to have a Material Adverse Effect.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company that:

(i)

Organization and Good Standing and Qualification. It is a company duly organized, validly existing, and in good standing under the Laws in the jurisdiction of its formation and has all requisite corporate power and authority to carry on its business as now conducted.

(ii)

Authorization. This Agreement constitutes the Holder’s valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors’

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rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The Holder represents that it has full power and authority to enter into this Agreement.

Section 5. Covenants. The Company covenants and agrees that:

(a) Use of Proceeds. The Company will use the net proceeds from the Purchase Price in accordance with Section 2(e) and will provide any documentation requested by the Holder in order to validate the use of proceeds.

(b) Compliance with Law. The business of the Company shall not be conducted in violation of any Law, ordinance or regulation of any Governmental Authority, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Company, its business or its assets.

(c) Conduct of Business. The Company will not engage in any business other than activities directly related to the Exploration License and related preparatory, technical, regulatory, and financing activities, without prior written consent of the Holder.

(d) Corporate Existence. So long as the Note or any Obligations remain outstanding, the Company shall not cause or allow any fundamental change to the corporate existence of the Company or a Change in Control.

(e) Corporate Actions. The Company will not (i) form any new subsidiaries, (ii) enter into any joint venture, (iii) license any of its material Company Intellectual Property Rights, or (iv) grant any participation or royalty rights in the area as specified in the Exploration License, without prior written consent of the Holder.

(f) Conflict of Interest. So long as the Note or any Obligations remain outstanding, and except to the extent approved in writing by the Holder, other than transactions entered into in the ordinary course of business between the Company and CIC LLC pursuant to the Management Services Agreement dated January 1, 2021 between the Company and CIC LLC (the “Services Agreement”), and except with respect to debt existing as at the date hereof which has been disclosed to the Holder pursuant to this Agreement, the Company shall not be indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. So long as the Note or any Obligations remain outstanding, other than transactions entered into in the ordinary course of business pursuant to the Services Agreement, and except with respect to existing transactions or relationships disclosed pursuant to this Agreement, none of the Company’s directors, officers, employees, consultants who are also stockholders of the Company, or any stockholders of any such person’s immediate families, or any Affiliate of the foregoing shall, directly or indirectly, become indebted to the Company or, have a Conflict of Interest.

(g) Conversion Procedures. Nothing other than (i) the Conversion Notice, and (ii) if the Holder elects to convert all of the Convertible Obligations, the Note, is required in order to convert the Convertible Obligations in accordance with Section 2(d). No additional legal opinion, other information, filings or instructions shall be required of the Holder to convert the Convertible Obligations. The Company shall honor conversions of the Convertible Obligations in accordance with the terms hereof and shall deliver the Conversion Shares in accordance with the terms, conditions and time periods set forth herein.

(h) Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or

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advantage of, any stay, extension or usury Law or other Law that would prohibit or forgive the Company from paying all or any portion of the Principal Amount or any interest thereon as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Agreement; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law, and covenants that it will not, by resort to any such Law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such Law had been enacted.

(i) Limitation on Restricted Payments. The Company will not (i) directly or indirectly declare or pay any dividend or make any payment or distribution (x) on account of the Company’s capital stock or (y) to the direct or indirect holders of the Company’s capital stock in their capacity as holders or (ii) purchase, redeem, defease or otherwise acquire or retire for value any capital stock of the Company.

(j) Transactions with Affiliates. Except pursuant to existing arrangements disclosed pursuant to this Agreement, and other than transactions entered into in the ordinary course of business pursuant to the Services Agreement, the Company will not directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, incur any new indebtedness from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company other than to the Holder or its Affiliates in conjunction with the Note and the Security Interests.

(k) Further Instruments and Acts. Upon request of the Holder, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Agreement and the Note.

(l) Services Agreement. Except to the extent approved in writing by the Holder, which consent shall not be unreasonably withheld, the Company will not make any amendments, waivers or voluntary modifications to the terms of the Services Agreement.

(m) Taxes.

(A) The Company will timely file all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and will timely pay all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and for which reserves have been created in its financial statements.

(n) Asset Sales. The Company will not consummate any sale, assignment, transfer or other disposition of any material (as reasonably determined by the Company in good faith) assets outside of the ordinary course of business.

(o) Indebtedness; Liens. The Company will not incur any indebtedness or cause or allow any lien, claim or Encumbrance to exist against the Collateral or other assets of the Company other than the Security Interests or a Permitted Encumbrance.

(p) Licenses and Permits. The Company will maintain in good standing the Exploration License and all other licenses and permits issued to it by any Governmental Authority.

(q) Exploration License. Other than as expressly required by a Governmental Authority, in which case the Company will provide notice to the Holder of the required amendments within ten (10) business days thereof,

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the Company will not make any amendments, waivers, or voluntary modifications to the Exploration License or its regulatory submissions, work plans, environmental programs or technical programs within prior written consent of the Holder.

(r) Reporting. The Company shall provide the following information to the Holder (collectively, the “Reports”):

(i)	On or prior to the end of the calendar month following the end of each calendar quarter, a variance report (each, a “Variance Report”) indicating variances to the Budget;

(ii)	On or prior to the end of the calendar month following each calendar quarter, an unaudited financial report for the prior calendar quarter;

(iii)	Monthly cash and payment reports for the Company in a form reasonably acceptable to the Holder;

(iv)	A 90-day cash forecast, updated quarterly;

(v)	Within ten Business Days of receipt, but at least once per month, bank account statements for the Company; and

(vi)

A notice specifying the nature and status of any Event of Default, giving a description thereof and specifying the action proposed to be taken with respect thereto, not later than five Business Days after the occurrence thereof becomes known to the Company.

(s) Books and Records. The Company will provide the Holder with full access to its books and records for inspection by the Holder on reasonable notice.

(t) Company Diligence. So long as (i) the Note or any Obligations remain outstanding hereunder, or (ii) the convertible promissory note or any related obligations owing pursuant to the terms of that certain Note Purchase Agreement, dated as of the date hereof by and between CIC LLC and the Holder remain outstanding, the Company shall allow and assist the Holder to conduct all due diligence investigations relating to the Company which the Holder may reasonably require, including by providing the Holder with full access to its books and records for inspection by the Holder on reasonable notice as well as reasonable access, during business hours, to the senior management team of the Company.

(u) Compliance Audit. In the event of a Variance Report indicating variances to the Budget in excess of 10% of the aggregate Budget, the Company will provide the Holder with complete access to all of its books and records in order to complete an audit to evaluate the Company’s compliance with the Budget at the expense of the Holder; provided, however, that if the results of the audit reflect previously undisclosed variances in excess of 5% of the aggregate Budget, the Company will be responsible for reimbursing the Holder for all costs and expenses associated with such audit.

Section 6. Security Interest. As general and continuing security for the payment or performance, as the case may be, in full of the Obligations howsoever arising or incurred, the Company shall grant to the Holder, in form and substance satisfactory to the Holder, a general security agreement governed by the laws of Cook Islands executed by the Company in favour of the Holder, its successors and assigns (the “Security Agreement”), creating a first-priority (subject to Permitted Encumbrances) security interest (the “Security Interest”), in all right, title or interest in or to any and all of the assets, properties and undertakings now owned or hereafter acquired by Company and in all assets, properties and undertakings that the Company now has or at any time in the future may acquire (collectively, the “Collateral”). The Company shall promptly prepare, deliver, file or execute any documents or agreements, and do such other acts, from time to time, as are, reasonably requested by the Holder to create, perfect or preserve the Security Interest granted by the Company under the Security

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Agreement, and shall provide the Holder with such assistance and do such acts as the Holder may from time to time reasonably request and provide such other materials of conveyance, assignment, transfer or charge to properly effect the Holder’s security as contemplated and shall renew and maintain such registration, filings and recordings from time to time as and when required to keep them in full force and effect. The Company shall from time to time execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage or hypothec, charge, security interest or pledge in connection with any assets acquired by the Company and intended to be subject to the Security Agreement after the date hereof, or as may be required to properly perfect the security interest of the Holder in any collateral subject to the Security Agreement. The Company hereby waives all rights to receive from the Holder a copy of any financing statement, financing change statement or verification statement (or the equivalent thereof) filed at any time or from time to time in respect of this Agreement or the Note.

Section 7. Defaults and Remedies.

(a) Events of Default. The following events shall be considered events of default with respect to the Note, unless, with respect to the events described in paragraphs (ii), (xi) and (xii) below, any such event shall have been cured within 30 days after the occurrence thereof becomes known to the Company (collectively, the “Events of Default” and each individually, an “Event of Default”):

(i)	the Company shall default in the payment or repayment, as the case may be, of any Obligations when due;

(ii)	the use of proceeds of the Purchase Price deviates from the proposed use of proceeds in the then-current Budget by an amount in excess of 10% of the aggregate Budget;

(iii)

the Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts in general as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, Law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective directors or majority stockholders shall take any action looking to the dissolution or liquidation of the Company;

(iv)

within ninety (90) days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, Law or regulation, such proceeding shall not have been dismissed, or within ninety (90) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated;

(v)	any act, matter, or thing is done, or any action or proceeding is taken, with a view to terminating the Company’s existence;

(vi)	the Company ceases to carry on its business or makes, or proposes to make, any sale of its assets in bulk or any sale of its assets out of the usual course of its business;

(vii)	the failure of the Company to maintain in good standing the licenses and permits for any concession associated with the Company, including but not limited to the Exploration License;

(viii)	a Change in Control shall occur with a party unaffiliated with the Holder, other than as contemplated by the Transaction Documents;

(ix)	the occurrence of a “default” or “event of default” under any of the Transaction Documents;

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(x)

the Company denies its obligations under this Agreement or any other Transaction Document or claims that this Agreement or any other Transaction Document is invalid or has been withdrawn in whole or in part;

(xi)

any representation or warranty made by the Company in this Agreement or in any other Transaction Document or in any certificate or other document at any time delivered to the Holder is or was incorrect or misleading in any material respect; or

(xii)

the Company shall fail to observe or perform any other material obligation to be observed or performed by it under this Agreement or the other Transaction Documents, or contained in any of the agreements between the Company and the Holder or its Affiliates, within ten (10) Business Days of the date on which such obligation is required to be observed or performed under such agreement.

(b) Remedies. Upon the occurrence of any Event of Default hereunder, the Holder may, in the Holder’s sole discretion and without notice to the Company: (i) declare the entire outstanding Principal Amount, together with all accrued interest and all other Obligations, to be immediately due and payable, and the same shall thereupon become immediately due and payable without protest, presentment, demand or notice, which are hereby expressly waived; (ii) exercise its right of setoff against any money, funds, credits or other property of any nature whatsoever of Company now or at any time hereafter in the possession of, in transit to or from, under the control or custody of or on deposit with, the Holder or any affiliate of the Holder in any capacity whatsoever; (iii) exercise its option to convert the Convertible Obligations pursuant to Section 2(d); (iv) exercise any or all rights, powers and remedies existing at Law, in equity, by statute or otherwise with respect to the Collateral, including but not limited to, levy of attachment, garnishment, possession and sale of the Collateral; and (v) exercise any or all rights, powers and remedies now or hereafter existing at Law, in equity, by statute or otherwise. Notwithstanding the foregoing, upon the occurrence of an Event of Default under Section 7(a)(iii), (iv), (v) or (vi) the entire outstanding Principal Amount, together with all accrued interest and all other Obligations under the Transaction Documents shall automatically be deemed immediately due and payable without any notice or action by the Holder, and without protest, presentment, demand or notice, which are hereby expressly waived.

(c) Remedies Cumulative. Each right, power and remedy of the Holder hereunder or now or hereafter existing at Law, in equity, by statute or otherwise shall be cumulative and concurrent, and the exercise or beginning of the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies. No failure or delay by the Holder to insist upon the strict performance of any one or more provisions of this Agreement or the Note or to exercise any right, power or remedy consequent upon a default hereunder shall constitute a waiver thereof or preclude the Holder from exercising any such right, power or remedy. By accepting full or partial payment after the due date of any amount of principal of or interest on this Agreement or the Note, or other amounts payable on demand, the Holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts of principal of or interest on this Agreement or the Note or other amounts payable on demand, or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Agreement or the Note.

(d) Collection Expenses. If this Agreement or the Note is placed in the hands of an attorney for collection following the occurrence of an Event of Default hereunder, the Company agrees to pay to the Holder upon demand all costs and expenses, including, without limitation, all attorneys’ fees and court costs incurred by the Holder in connection with the enforcement or collection of this Agreement or the Note (whether or not any action has been commenced by the Holder to enforce or collect this Agreement or the Note) or in successfully defending any counterclaim or other legal proceeding brought by the Company contesting the Holder’s right to collect the outstanding Principal Amount and all other Obligations. The obligations of the Company to pay all such costs and expenses shall not be merged into any judgment by confession against the Company. All of such

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costs and expenses shall bear interest at the rate of interest provided herein, from the date of payment by the Holder until repaid in full.

Section 8. Miscellaneous.

(a) Certain Rules of Construction. Any term defined herein in the singular form shall have a comparable meaning when used in the plural form, and vice versa. When used herein, (i) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement and (ii) the terms “include,” “includes,” and “including” are not limiting. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless the context requires otherwise, derivative forms of any term defined herein shall have a comparable meaning to that of such term. The headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect any provision of this Agreement. References to the Sections, Schedules or Exhibits shall refer respectively to the sections, schedules or exhibits of this Agreement, unless otherwise expressly provided.

(b) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(c) Maximum Interest. Notwithstanding anything herein to the contrary, including but not limited to Section 2(c), if any provisions of this Agreement or the Note shall ever be construed to require the payment of any amount of interest in excess of that permitted by applicable Law, then the interest to be paid pursuant to this Agreement or the Note shall be held subject to reduction to the amount allowed under applicable Law and any sums paid in excess of the interest rate allowed by Law shall be applied in reduction of the principal balance outstanding pursuant to this Agreement or the Note.

(d) Opportunity to Consult with Legal Counsel. The Parties acknowledge they have had a full and fair opportunity to consult with independent legal counsel of their own choosing throughout all negotiations which preceded the execution of this Agreement, and in connection with their execution of this Agreement.

(e) Governing Law; Jurisdiction. THIS AGREEMENT AND THE NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF). The Company irrevocably consents and agrees, for the benefit of the Holder, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Agreement or the Note may be brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and, until amounts due and to become due in respect of the Note and all Obligations have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues. The Company irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the Note brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

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(f) Waiver of Jury Trial. THE COMPANY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE NOTE OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTE, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. THE COMPANY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY HOLDER WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) THE COMPANY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) THE COMPANY MAKES THIS WAIVER VOLUNTARILY, AND (D) THE COMPANY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE FINANCIAL ACCOMODATIONS MADE FOR THE BENEFIT OF THE COMPANY HEREUNDER AND UNDER THE NOTE AND THE OTHER TRANSACTION DOCUMENTS.

(g) Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

(h) Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next Business Day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 8(h)):

If to the Company:	CIC Limited
House 2, Rarotonga Airport Authority
PO Box 104
Avarua, Rarotonga
Cook Islands
Attn: Simone Fe’ao
Email: simone@cic.co.ck

with a copy (which will not constitute notice) to:

Browne Harvey & Associates PC
PO Box 429
Avarua
Rarotonga, Cook Islands
Attention: Karen Harvey
Email: karen@browneharvey.co.nz

If to the Holder:	American Ocean Minerals Corporation
400 North Ashley Dr.
Suite 1900
Tampa, FL 33602
Attention: Philip Plough
Email: pplough@aomusa.com

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with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue, New York, NY 10166
Attention: John Gaffney
Email: jgaffney@gibsondunn.com

and

Cassels Brock & Blackwell LLP
Suite 3200, 40 Temperance Street
Toronto, Ontario M5H 0B4 Canada
Attention: Jonathan Sherman
Email: jsherman@cassels.com

(i) Entire Agreement; Amendments and Waivers. This Agreement, the Note, the Transaction Documents, and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any term of this Agreement or the Note may be amended and the observance of any term of this Agreement or the Note may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 8(i) shall be binding upon each party to this Agreement and any holder of the Note purchased under this Agreement at the time outstanding and each future holder of all the Note.

(j) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(k) Acknowledgement. In order to avoid doubt, it is acknowledged that the Holder shall be entitled to the benefit of all adjustments in the number of shares of Conversion Shares as a result of any splits, recapitalizations, combinations or other similar transaction affecting the Class A Shares issuable upon conversion of the Note that occur prior to the conversion of the Note.

(l) Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

(m) Public Statements. Neither Party shall issue any press release or other public statement that identifies the other Party without such Party’s consent, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Holder shall have the right to make any disclosure it determines is required or advisable under applicable law, regulation, or stock exchange rule (including filings with the Securities and Exchange Commission); provided that, to the extent practicable and not prohibited by law or applicable policy, the Holder will provide the Company with advance notice of such disclosure.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CIC LIMITED, as the Company	AMERICAN OCEAN MINERALS CORPORATION, as the Holder

By: /s/ Gregory P. Stemm	By: /s/ Philip Plough
Name: Gregory P. Stemm	Name: Philip Plough
Title: CEO and Co-Chairman of the Board of Directors	Title: Director

ANNEX F

Confidential

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”), is made as of April 8, 2026 (the “Effective Date”), by and among Odyssey Marine Exploration, Inc., a Nevada corporation (the “Purchaser”) and each of the shareholders (each individually a “Grantor” and collectively the “Grantors”) of CIC Limited, a Cook Islands company (the “Company”) named on Schedule A attached hereto (the “Schedule of Grantors”). Each of the Grantors and the Purchaser is referred to individually herein as a “Party” and, collectively, as the “Parties.” Certain defined terms used in this Agreement have the meanings set forth or referenced in Section 2 of this Agreement.

RECITALS

WHEREAS, the Grantors are collectively the record and beneficial owners of the number of Class A Voting Shares of the Company (such Shares, the “Grantor Shares”) and the percentage of issued and outstanding Shares as set out in the Schedule of Grantors; and

WHEREAS, the Purchaser desires to obtain from each Grantor, and each Grantor desires to grant to the Purchaser, an option to acquire from each Grantor all or any portion of its respective Grantor Shares on the terms and conditions set forth herein (the “Option”).

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Option to Acquire Optional Shares.

1.1 Optional Shares. On the terms and subject to the conditions set forth in this Agreement, at any time and from time to time after the date that is six (6) months following the consummation of the Go Public Transaction (the “Option Period”), the Purchaser may, at its election, and in its sole and absolute discretion, purchase from each Grantor, and each Grantor shall sell to the Purchaser, such number of Grantor Shares as the Purchaser may elect (the “Optional Shares”), subject to the valuation and pricing provisions set forth in this Section 1.

1.2 Purchase Price. The purchase price for each Optional Share (the “Share Price”) shall equal the Company Valuation divided by the Fully Diluted Shares, where: (i) “Company Valuation” means the pre-money equity valuation of the Company determined in accordance with Section 1.3; and (ii) “Fully Diluted Shares” means, as of the Valuation Date, the total number of issued and outstanding Shares, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

1.3 Milestone-Based Company Valuation. The Company Valuation on any Closing Date shall be determined as follows:

(a) if the applicable Exercise Date is prior to the achievement of the Pre-Feasibility Study Milestone, the Company Valuation shall be $200,000,000;

(b) if the applicable Exercise Date is after the date on which the Pre-Feasibility Study Milestone has been achieved but prior to achievement of the Trial Harvesting License Milestone, the Company Valuation shall be $225,000,000; and

(c) if the applicable Exercise Date is after the date on which the Trial Harvesting License Milestone has been achieved, the Company Valuation shall be $300,000,000.

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For the avoidance of doubt, the Company Valuation for any exercise of the Option shall be determined solely based on the Milestones achieved as of the Exercise Date, and shall not be adjusted for any Milestones achieved thereafter.

1.4 Form of Consideration. The Purchase Price payable in connection with the exercise of the Option shall be paid by the Purchaser to each Grantor in a combination of (a) cash (the “Cash Consideration Portion”) and (b) equity securities of the Purchaser (“Purchaser Shares”), in each case in such amounts and proportions as determined by the Purchaser in its sole and absolute discretion. Any Purchaser Shares issued to the Grantors pursuant to this Section 1.4 shall be valued at their closing price on a recognized stock exchange as of two Trading Days immediately preceding the applicable Closing Date. Any such Purchaser Shares shall be issued in compliance with applicable federal and state securities Laws and shall be subject to such restrictions on transfer as may be required thereunder. No fractional Purchaser Shares shall be issued and the number of Purchaser Shares issuable shall be rounded down to the nearest whole number of Purchaser Shares.

1.5 Exercise of Option; Closing.

(a) At any time during the Option Period, if the Purchaser desires to purchase all or any portion of the Optional Shares, the Purchaser shall deliver a notice (each, an “Option Notice” and the date of such Option Notice, the “Exercise Date”) to that effect to each Grantor. Each Option Notice shall set forth (i) the number of Optional Shares that the Purchaser desires to purchase from such Grantor, (ii) the Share Price, (iii) the aggregate purchase price payable to such Grantor for such Optional Shares (the “Purchase Price”), including the Cash Consideration Portion and the portion, if any, payable in Purchaser Shares in accordance with Section 1.4, and (iv) the date (which shall be a Business Day not less than five (5) Business Days after delivery of the Option Notice) on which the Purchaser desires to consummate the purchase and sale of such Optional Shares.

(b) The closing of the purchase and sale of any Optional Shares (each such closing, a “Closing”) shall take place remotely by the electronic exchange of executed documents and wire transfer of immediately available funds on the Business Day indicated by the Purchaser to the Grantors in the applicable Option Notices or such other date as may be agreed by the Parties in writing (each such date, a “Closing Date”).

(c) On any Closing Date, subject to the terms and conditions of this Agreement, the Purchaser shall purchase from each applicable Grantor, and each such Grantor shall sell to the Purchaser, the number of Optional Shares indicated by the Purchaser in the applicable Option Notice, in consideration of the payment to such Grantor of the Purchase Price for such Optional Shares in the manner specified in Section 1.4.

1.6 Closing Deliveries. At each Closing:

(a) each Grantor shall deliver to the Purchaser (i) a certificate or other customary evidence of ownership, duly endorsed or accompanied by appropriate transfer documentation, representing the Optional Shares being purchased, and (ii) the other documents contemplated for delivery by each Grantor pursuant to Section 6; and

(b) the Purchaser shall deliver to each Grantor (i) if applicable, the Cash Consideration Portion of the Purchase Price by wire transfer of immediately available funds to an account designated in writing by such Grantor to the Purchaser, (ii) if applicable, the Purchaser Shares, which equity securities shall be issued to each Grantor in book-entry form and reflected on the stock ledger or other customary equity records of the Purchaser, and (iii) the other documents contemplated for delivery by the Purchaser pursuant to Section 7.

2. Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at law or in equity.

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(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, manager or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c) “AOM” means American Ocean Minerals Corporation, a Delaware corporation.

(d) “Authority” means the Cook Islands Seabed Minerals Authority.

(e) “Business Day” means any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York.

(f) “Code” means the United States Internal Revenue Code of 1986, as amended.

(g) “Company Constitution” means the constitution of the Company, adopted by special shareholder resolution on June 24, 2024, as amended from time to time.

(h) “Cook Islands Exclusive Economic Zone” means the exclusive economic zone of the Cook Islands as established under applicable Law, as the same may be amended from time to time.

(i) “Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(j) “Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any hazardous substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(k) “Environmental Laws” means any law, regulation, or other applicable requirement relating to (i) releases or threatened release of hazardous substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(l) “Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(m) “Exchange Act” means the Securities Act of 1934, as amended, of the United States and the rules and regulations promulgated thereunder.

(n) “Exploration License” means the exploration license pursuant to and in accordance with the Seabed Minerals Act on February 23, 2022, granting the Company the exclusive rights to explore for polymetallic nodules within the area as specified in the Exploration License, for a period determined by the Minister in accordance with the Seabed Minerals Act, with the ability to apply for successive renewals, and

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otherwise in the form of the model exploration license set forth in Schedule 8 of the Exploration Regulations, without any conditions or restrictions other than such conditions or restrictions reasonably acceptable to the Purchaser acting in good faith, including all documents filed in connection with the application for the Exploration License.

(o) “Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(p) “FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(q) “Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(r) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(s) “Go Public Transaction” means a transaction, or series of transactions, whereby all or substantially all of the shares in the capital stock of AOM are acquired, directly or indirectly, by the Purchaser.

(t) “International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering laws, including the FCPA.

(u) “International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs laws.

(v) “knowledge” including the phrase “to the Grantor’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of such Grantor.

(w) “Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(x) ““Milestones” means the Pre-Feasibility Study Milestone and the Trial Harvesting License Milestone.

(y) “Minister” means the responsible Minister under the Seabed Minerals Act.

(z) “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(aa) “Outside Date” means 11:59 p.m. (New York time) on the two-year anniversary of the date on which the Go Public Transaction was consummated, or such other date as the Parties may mutually agree.

(bb) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(cc) “PIPE Financing” means the brokered financing to be completed by the Purchaser or AOM immediately prior to the Go Public Transaction.

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(dd) “Pre-Feasibility Study Milestone” means filing of a pre-feasibility study by the Company in accordance with the Exploration License.

(ee) “Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(ff) “Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any subsidiary of the Company, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(gg) “Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(hh) “SEC” means the United States Securities and Exchange Commission.

(ii) “SEC Reports” means reports, schedules, forms, statements, and other documents filed or furnished by the Purchaser under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or Section 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein.

(jj) “Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(kk) “Shares” means the Class A Voting Shares (as such term is used in the Company Constitution).

(ll) “Trial Harvesting License Milestone” means the issuance by the Authority to the Company of either (i) a trial harvesting license or (ii) a harvesting license.

(mm) “Valuation Date” means the date on which the relevant Milestone is achieved.

3. Representations and Warranties of the Grantors and the Company. Each Grantor, severally and not jointly, hereby represents and warrants to the Purchaser that the following representations are true and complete as of the Effective Date. All representations and warranties made by a Grantor pursuant to this Section 3 are made solely with respect to such Grantor and such Grantor’s Shares and not with respect to the Company or any other Grantor.

3.1 Organization, Good Standing, Power and Qualification. Such Grantor (i) if a legal entity, is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate or similar power and authority to carry on its business as now conducted and as presently proposed to be conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which it does business, or (ii) if a natural person, has full legal capacity and authority to enter into this Agreement and to perform his or her obligations hereunder.

3.2 Authorization. Each Grantor has full power and authority (and, if such Grantor is an individual, legal capacity) to execute and deliver this Agreement and to perform its obligations hereunder. All action required to be taken by such Grantor to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder has been duly taken.

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3.3 Valid Title to Optional Shares. The Optional Shares owned by such Grantor have been duly authorized and validly issued, are fully paid and nonassessable, and are owned of record and beneficially by the Grantor. Upon consummation of the sale and delivery of the Optional Shares owned by such Grantor in accordance with the terms and for the consideration set forth in this Agreement, the Purchaser will acquire good and valid title to such Optional Shares, free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities Laws and Encumbrances created by or imposed by the Purchaser.

3.4 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to such Grantor’s knowledge, currently threatened in writing (a) against such Grantor, or any officer, manager or director of such Grantor, arising out of their employment or board relationship with such Grantor, or (b) that questions the validity of this Agreement or the right of such Grantor to enter into this Agreement, or to consummate the transactions contemplated hereby. Neither such Grantor nor, to such Grantor’s knowledge, any of such Grantor’s, officers, managers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, managers or directors, such as would adversely affect such Grantor). There is no action, suit, proceeding or investigation by such Grantor pending or which such Grantor intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to such Grantor) involving the prior employment of any of such Grantor’s employees, their services provided in connection with the Grantor’s business, as applicable, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.5 Compliance with Other Instruments. The Grantor is not in violation or default (a) of any provisions of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party , or (e) of any provision of law, statute, rule or regulation applicable to such Grantor, the violation of which would be materially adverse to such Grantor. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or Encumbrance upon any assets of such Grantor or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to such Grantor.

3.6 Purchase Entirely for Own Account. This Agreement is made with such Grantor in reliance upon such Grantor’s representation to the Purchaser, which by such Grantor’s execution of this Agreement, such Grantor hereby confirms, that the Purchaser Shares will be acquired for investment for such Grantor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Grantor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Grantor further represents that such Grantor does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchaser Shares.

3.7 Disclosure of Information. Such Grantor has had an opportunity to discuss the Purchaser’s business, management, financial affairs and the terms and conditions of the offering of the Purchaser Shares with the Purchaser’s management and has had an opportunity to review the Purchaser’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Purchaser in Section 4 of this Agreement or the right of such Grantor to rely thereon.

3.8 Restricted Securities. Such Grantor understands that the Purchaser Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of

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the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Grantor’s representations as expressed herein. Such Grantor understands that the Purchaser Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Grantor must hold the Purchaser Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Such Grantor acknowledges that the Purchaser does not have any obligation, except as expressly provided with respect to the Resale Shelf, to register or qualify the Purchaser Shares for resale. Such Grantor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchaser Shares, and on requirements relating to the Purchaser which are outside of such Grantor’s control, and which the Purchaser is not under any obligation and may not be able to satisfy. Such Grantor understands that this offering is not intended to be part of a public offering, and that such Grantor will not be able to rely on the protection of Section 11 of the Securities Act.

3.9 Legends. Such Grantor understands that the Purchaser Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Purchaser Shares represented by the certificate, instrument, or book entry so legended.

3.10 Accredited Investor. Such Grantor is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.11 No General Solicitation. Neither such Grantor, nor any of its officers, directors, employees, agents, members or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Purchaser Shares.

3.12 Information Concerning the Purchaser.

(a) Such Grantor has had access to and reviewed to such Grantor’s satisfaction all of the SEC Reports and all information disclosed by the Purchaser relating to the Go Public Transaction.

(b) Such Grantor understands and accepts that the acquisition of any Purchaser Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. Such Grantor represents that it is able to bear any loss associated with an investment in the Purchaser Shares.

(c) Such Grantor confirms that it is not relying on any communication (written or oral) of the Purchaser or any of its Affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Purchaser Shares. It is understood that neither the Purchaser nor any of its Affiliates or its advisors are acting or have acted as an advisor to such Grantor in deciding to acquire any Purchaser Shares. Such Grantor acknowledges that neither the Purchaser nor any of its Affiliates or its advisors has made any representation regarding the proper characterization of the Purchaser Shares for purposes of determining such Grantor’s authority to acquire any Purchaser Shares.

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(d) Such Grantor is familiar with the business, financial condition, and operations of the Purchaser, including as affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by the Purchaser. Such Grantor has had access to such information concerning the Purchaser, the Go Public Transaction, and the Purchaser Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Purchaser Shares.

(e) Such Grantor understands that each of such Grantor’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing Date, taking into account all information received by such Grantor.

(f) Such Grantor understands that no federal or state agency has passed upon the merits or risks of an investment in the Purchaser Shares or made any finding or determination concerning the fairness or advisability of an investment in the Purchaser Shares.

3.13 Full Disclosure. No representation or warranty by such Grantor in this Agreement or any certificate or other document furnished or to be furnished to the Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to each Grantor that the following representations are true and complete as of the Closing Date:

4.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.2 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s knowledge, currently threatened in writing (a) against the Purchaser, or (b) that questions the validity of this Agreement or the right of the Purchaser to enter into this Agreement, or to consummate the transactions contemplated hereby.

4.3 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to each Grantor, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Optional Shares will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Optional Shares.

4.4 Restricted Securities. The Purchaser understands that the Optional Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Optional Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Optional Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company does not have any obligation to register or qualify the Optional Shares for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is

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available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Optional Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is not under any obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

4.5 No Public Market. The Purchaser understands that no public market now exists for the Optional Shares, and that the Company has not made any assurances that a public market will ever exist for the Optional Shares.

4.6 Legends. The Purchaser understands that the Optional Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Optional Shares represented by the certificate, instrument, or book entry so legended.

4.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.8 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, shareholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Optional Shares.

4.9 Cook Islands. Neither the Purchaser nor its Affiliates is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality in the Cook Islands.

4.10 Exculpation of the Purchaser. The Purchaser acknowledges that it is not relying upon any Person, other than the Grantors, the Company and their respective officers, managers and directors, in making its investment or decision to invest in the Company.

4.11 Brokers or Finders. Neither the Purchaser, nor any Person acting on behalf of the Purchaser, has incurred any liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with this Agreement or any of the transactions contemplated hereby.

5. Covenants.

5.1 Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Grantor and the Purchaser shall use their respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to (i) obtain all authorizations, approvals, permits or waivers from, give all notices to, and make all filings with, all Governmental Authorities and regulatory bodies that are required under any law, statute, rule or regulation,

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(ii) obtain all other authorizations, approvals, consents or waivers from, and give all other notices to, all other Persons, (iii) effect all necessary registrations and filings including filings and submissions of information requested or required by any Governmental Authority or regulatory body that are deemed by each Grantor to be applicable to the transactions contemplated by this Agreement that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) fulfill all conditions to this Agreement.

5.2 Notification. Until the Closing, each Grantor shall give prompt notice to the Purchaser of (a) any fact, circumstance, event or action, the existence, occurrence or taking of which would reasonably be expected to cause any representation or warranty of such Grantor in this Agreement to be untrue or inaccurate in any material respect, and any potential or actual violation of International Anti-Corruption Laws or International Trade Laws, (b) any failure to comply with or satisfy any covenant or agreement of such Grantor under this Agreement, and (c) the failure of any condition precedent to the Purchaser’s obligations under this Agreement.

5.3 Public Announcement. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement shall be issued at such time and in such manner as the Purchaser and the Company may mutually agree unless such announcement is required by applicable Law or the rules and regulation of any securities exchange. The Purchaser and the Company shall mutually agree with each other concerning the means by which the Company, including the Company’s employees, suppliers and others having dealings with the Company or any subsidiary of the Company, will be informed of the transactions contemplated by this Agreement, and the Purchaser has the right to be present for any such communication.

5.4 Registration of Purchaser Shares.

(a) As promptly as practical after any Closing pursuant to this Agreement in which the Purchaser issues Purchaser Shares to the Grantors, the Purchaser shall either (x) prepare and file with the SEC a registration statement or (y) amend an existing, effective registration statement, in each case to cover the resale of the Purchaser Shares on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”).

(b) Notwithstanding the foregoing, if the SEC prevents Purchaser from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities, such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the SEC and in accordance with the following sentence. In such event, (i) any securities included on such Resale Shelf that are held by persons participating in the PIPE Financing shall be included in full to the extent permitted by the SEC and (ii) all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities proposed to be registered under such Resale Shelf). Purchaser shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Purchaser is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Purchaser Shares issuable to the Grantors and any shares in the capital of Purchaser issued or issuable in exchange for or with respect to any such Purchaser Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Purchaser Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Purchaser Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Purchaser Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Purchaser of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of

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Purchaser common stock with respect to which Purchaser has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the SEC for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the SEC.

(c) Purchaser’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Purchaser such information regarding itself, the securities of Purchaser held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Purchaser to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Purchaser may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Purchaser may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Purchaser or would require premature disclosure of information that could materially adversely affect Purchaser (each such circumstance, a “Suspension Event”); provided that Purchaser shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Purchaser (which notice shall not contain any material non-public information regarding Purchaser) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each holder of securities registered on such Resale Shelf agrees that (i) it will immediately discontinue offers and sales of the securities registered under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the holder of securities registered on such Resale Shelf receive copies of a supplemental or amended prospectus (which Purchaser agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Purchaser that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Purchaser unless otherwise required by law, subpoena or regulatory requirement.

5.5 Lock-Up. Each of the Grantors agree that, without the prior written consent of Purchaser (which may be granted or withheld in Purchaser’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Purchaser, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Purchaser Shares or any securities convertible into or exercisable or exchangeable for Purchaser Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Purchaser Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 5.5 shall not apply to Transfers to a Grantors members, partners, or stockholders in connection with a bona fide distribution thereof; provided, that the transferee agrees in writing to be bound by the terms of this Section 5.5 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Purchaser’s obligations under Section 5.5 shall continue during the Lock-Up Period; provided, however, that the Grantors may not effect any Transfer of Purchaser Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

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5.6 Further Assurances. Subject to the other express provisions of this Agreement, upon the request of a Party made to another Party, the other Parties shall (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own expense, any other documents and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement and the transactions contemplated by this Agreement.

6. Conditions to the Purchaser’s Obligations at Closing. The obligations of the Purchaser to purchase the Optional Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by the Purchaser:

6.1 Representations and Warranties. The representations and warranties of the Grantors contained in Section 3 shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that the representations and warranties set forth in Section 3.1 (Organization, Good Standing, Corporate Power and Qualification), Section 3.2 (Authorization), Section 3.3 (Valid Title of Optional Shares) and Section 3.5 (Compliance with Other Instruments) and any representation or warranty of the Grantors that is qualified as to materiality or similar qualification shall be true and correct in all respects as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

6.2 Performance. Each Grantor shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by such Grantor on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

6.3 Compliance Certificate. Each Grantor shall have delivered to the Purchaser at the Closing a certificate certifying that the conditions specified in Section 6.1 and Section 6.2 of this Agreement, in each case to the extent applicable to such Grantor, have been fulfilled.

6.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

6.5 Secretary’s Certificate. Each Grantor that is not an individual shall have delivered to the Purchaser at the Closing a certificate certifying, as applicable, resolutions or other organizational action of such Grantor approving this Agreement and the transactions contemplated hereunder.

6.6 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

6.7 Exploration License. The Exploration License shall be in full force and effect, and the Purchaser shall have received evidence from the Company reasonably satisfactory to the Purchaser of the foregoing.

6.8 Go Public Transaction. The Go Public Transaction shall have been consummated.

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7. Conditions to the Grantors’ Obligations at Closing. The obligation of each Grantor to sell the Optional Shares to the Purchaser at the Closing is subject to the fulfillment, on or before the applicable Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by such Grantor:

7.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 of this Agreement shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

7.2 Performance. The Purchaser shall have performed and complied with in all material respects all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

7.3 Compliance Certificate. The Purchaser shall deliver to each Grantor at the Closing a certificate certifying that the conditions specified in Section 7.1 and Section 7.2 of this Agreement have been fulfilled.

7.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares pursuant to this Agreement and (b) of the Authority, as applicable, shall be obtained and effective as of the Closing.

8. Termination

8.1 Termination by the Parties. This Agreement may be terminated at any time:

(a) by the mutual written consent of the Grantors and the Purchaser;

(b) by the Purchaser by written notice to the Grantors if:

(1) the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by a Grantor pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1 or Section 6.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by such Grantor on or prior to the Closing Date (provided that this Agreement shall be terminated only with respect to such Grantor);

(2) any of the conditions set forth in Section 6 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing Date; or

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Purchaser may not terminate this Agreement under this Section 8.1(b)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

(c) by the Grantors by written notice to the Purchaser if:

(1) the Grantors are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 or Section 7.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Purchaser on or prior to the Closing Date;

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(2) any of the conditions set forth in Section 7 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Grantors to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by such Grantor prior to the Closing Date;

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Grantors may not terminate this Agreement under this Section 8.1(c)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; or

(d) by the Purchaser or the Grantors in the event that:

(1) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(2) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Section 8, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:

(a) as set forth in this Section 8 and in Section 9 hereof;

(b) that nothing herein shall relieve any Party hereto from liability for any intentional breach of any provision hereof; and

(c) termination of this Agreement shall not have any effect on any sale and purchase of Optional Shares consummated by the Parties prior to the effectiveness of such termination.

9. Miscellaneous.

9.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Grantors and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or the Grantors.

9.2 Successors and Assigns. The Grantors may not assign any rights under this Agreement, whether by operation of law or otherwise, without the prior written consent of the Purchaser. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Subject to the foregoing, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3 Governing Law. This Agreement shall be governed by the internal law of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

9.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Notwithstanding anything herein to the contrary, a signed copy of this Agreement delivered by email or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.5 Interpretation and Construction. In the negotiation of this Agreement, each Party has received advice from its own attorney. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any Party because that Party or its attorney drafted the provision. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement, unless otherwise indicated. The headings of Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “asset” and “property” shall be construed to have the same meaning and effect. Where this Agreement states that a Party “shall,” “will,” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Unless otherwise provided in this Agreement, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” shall be deemed references to the United States dollar.

9.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt, in each case to the respective Parties at their address or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Parties):

If to any Grantor:

To the address for such Grantor set forth on Schedule A

If to the Purchaser:

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd.

Suite 210

Tampa, Florida 33609

Attention: Legal Department

Email: legal@odysseymarine.com

with a copy (which will not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention: Rory B. O’Halloran; Christopher Glenn

Email: Rory.OHalloran@aoshearman.com; Christopher.Glenn@aoshearman.com

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9.7 No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless each Grantor from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Grantors each agree to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which any Grantor or any of their respective officers, employees or representatives is responsible.

9.8 Expenses. Each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

9.9 Attorneys’ Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Parties. Any amendment or waiver effected in accordance with this Section 9.10 shall be binding upon the Purchaser and each transferee of the Optional Shares, each future holder of the Optional Shares and the Grantors.

9.11 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way, and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

9.13 Entire Agreement. This Agreement (including the Schedules hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among the Parties are expressly canceled.

9.14 Dispute Resolution. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts sitting in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts sitting in the State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is

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brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.15 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Option Agreement as of the date first written above.

PURCHASER:

ODYSSEY MARINE EXPLORATION, INC., a Nevada corporation

By:
Name: Mark D. Gordon
Title: Chairman and Chief Executive Officer

SIGNATURE PAGE TO OPTION AGREEMENT (OTHER SHAREHOLDERS)

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GRANTOR:

Print Name of Grantor

Signature of Grantor

Address:

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ANNEX G

Execution Version

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 8, 2026, by and between CIC LLC, a Florida limited liability company with its principal office located at 1603 Sunshine Dr., Clearwater, FL 33765 (the “Issuer”) and American Ocean Minerals Corporation, a Delaware corporation with its principal office located at 400 N. Ashley Drive, Suite 190, Tampa, Florida 33609 (the “Holder” and together with the Issuer, the “Parties” and each a “Party”). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

RECITALS:

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Holder has agreed to purchase a convertible promissory note (the “Note”) from the Issuer in the aggregate amount of up to U.S.$5,000,000.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and covenants set forth below, the parties, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. The following terms shall have the meanings set forth below:

(a)

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at Law or in equity.

(b)

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an Affiliate of another Person for purposes of this Agreement shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder. For the avoidance of doubt, the Holder is not an Affiliate of the Issuer or the Company.

(c)	“Amended and Restated Constitution” means the amended and restated constitution of the Company to be adopted by the Company’s stockholders on the Closing Date.

(d)	“Authority” means the Cook Islands Seabed Minerals Authority.

(e)	“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.

(f)

“Change in Control” means the earlier of the entry into a definitive agreement providing for, or the effective date of: (A) a sale, lease, transfer or other disposition in one or a series of related transactions of any of the Company’s interests in the Exploration License or any licenses or permits for the Company’s concession associated with the Exploration License, or (B) a sale, lease, transfer or other disposition of more than 50% of the outstanding voting equity interests of the Company, in each case other than to the Holder or its Affiliates or pursuant to the Equity Exchange Agreement and Option Agreements.

(g)	“Class A Shares” means the Class A voting shares of the Company’s common stock held by the Issuer.

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(i)	“Company” means CIC Limited, a company organized under the laws of the Cook Islands.

(j)	“Company NPA” means that certain Note Purchase Agreement, dated as of the date hereof by and between the Company and the Holder.

(k)	“Conversion Rate” has the meaning set forth in Section 2(d).

(l)	“Conversion Shares” means the Class A Shares to which the Holder is entitled upon exercise of its conversion option in accordance with Section 2(d).

(m)

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(n)

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any Hazardous Substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(o)

“Environmental Laws” means any Law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(p)

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(q)

“Equity Exchange Agreement” means an Equity Exchange Agreement to be entered into on or prior to the Closing Date among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company.

(r)

“Exploration License” means the exploration license “EL 1” granted to the Company as license holder under the Seabed Minerals Act , pursuant to an application approved by Cook Islands Government on February 15, 2022, with a license start date of February 23, 2022 and a license end date of February 23, 2027, as such license may be renewed, extended, varied, replaced, substituted or reissued from time to time in accordance with the SBM Legislation.

(s)	“Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(t)	“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(u)	“GAAP” means United States generally accepted accounting principles in effect from time to time.

(v)

Government Official” means (i) any elected or appointed official (whether in the military, executive, legislative, or judicial branches of government) of a local, state, provincial, regional or national government (or of any department or agency of those types of government bodies), (ii) any government employee, part-time or full-time government worker, or anyone “acting in an official capacity” (i.e., acting under a delegation of authority from a government to carry out government responsibilities), (iii) any political party member, political party official, or candidate for political office, (iv) any official or employee of a public international organization such as the World Bank or United Nations, or of any department or agency of those types of organizations, or (v) any official, representative, or employee of a company that is under even partial ownership or control by a government.

(w)

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(x)	“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(y)

“Go Public Transaction” means a transaction, or series of transactions, whereby either the shares in the capital stock of the Holder are listed on a recognized stock exchange in the United States, or all, but not less than all, of the issued and outstanding shares in the capital stock of the Holder have been acquired by a publicly traded entity with shares listed on a recognized stock exchange in the United States.

(z)

“Hazardous Substances” means any substances, materials, or wastes that, because of their quantity, concentration, or physical, chemical, or infectious characteristics, may pose a present or potential hazard to human health or the environment when improperly used, stored, treated, disposed of, generated, manufactured, transported, or otherwise handled.

(aa)	“Interest Payment Date” means March 31, June 30, September 30 and December 31 during which the Principal Amount, or any portion thereof, remains outstanding commencing on June 30, 2026.

(bb)

“International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering Laws, including the FCPA.

(cc)	“International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs Laws.

(dd)	“Issuer Option Agreement” that Option Agreement, dated as of the date hereof by and among the Issuer, the Company and Odyssey Marine Exploration, Inc.

(ee)

“knowledge” including the phrase “to the Issuer’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of Greg Stemm, Tom Albanese and Mark Justh[1].

(ff)

“Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(gg)

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that has, or could reasonably be expected to have, either individually or in the aggregate with all other events, occurrences, facts, conditions, changes or effects, a material adverse effect on the business, assets (including intangible assets), liabilities, condition (financial or otherwise), property or results of operations of the Issuer and its subsidiaries, taken as a whole, or the ability of the Issuer to consummate timely the transactions contemplated by this Agreement, but shall exclude any event, occurrence, fact, condition, change or effect, resulting from: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action taken (or omitted to be taken) at the written request of the Holder; (vi) any changes in applicable Laws or accounting rules; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) any failure by the Issuer to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that

[1]	Note to Draft: Confirm names of CIC LLC’s directors and officers.

the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that in the case of each of the foregoing clauses (i), (ii), (iii), (iv) and (vi) any such event, occurrence, fact, condition, change or effect shall not be excluded to the extent that it has or would reasonably be expected to have a disproportionate adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole, relative to that of other companies operating in the same industries in which the Company operates.

(hh)	“Maturity Date” means April 7, 2030.

(ii)	“Minister” means the responsible Minister under the Seabed Minerals Act.

(jj)

“Obligations” means the Principal Amount, any interest payable hereunder (including, for the avoidance of doubt, all PIK Interest), and all other obligations of the Issuer pursuant to the Transaction Documents.

(kk)	“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(ll)

“Option Agreement” means one or more Option Agreements to be entered into on or prior to the Closing Date among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain stockholders of the Company, including the Issuer.

(mm)

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof or any other entity.

(nn)

“Principal Amount” means (i) the aggregate amount of the Purchase Price that has been advanced to the Issuer by the Holder, up to an aggregate amount of U.S.$5,000,000.00, plus (ii) PIK Interest that has been capitalized in accordance with Section 2(c).

(oo)	“Restricted Party” means any Person (i) included on one or more Restricted Party Lists, or (ii) owned by or acting on behalf of a Person included on one or more Restricted Party Lists.

(pp)

“Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(qq)	“Revenue Participation Agreement” means the revenue participation agreement dated February 2, 2026 among the Holder, the Company and the Issuer.

(rr)

“Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any of its subsidiaries, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(ss)

“SBM Legislation” means, collectively, (a) the Seabed Minerals Act 2019 (Cook Islands), (b) the Seabed Minerals (Exploration) Regulations 2020, (c) the Seabed Minerals (Royalties) Regulations 2013, (d) the Environment Act 2003 (Cook Islands), and (e) the Environment (Seabed Minerals Activities) Regulations 2023 and the Seabed Minerals (Minerals Harvesting and Other Mining) Regulations 2024, (f) any license, permit, approval, work plan, condition or other requirement issued by the SBMA or any other Governmental Authority under any of the foregoing; and (g) any amendments, re-enactments, replacements or successor instruments relating to seabed minerals activities in the Cook Islands.

(tt)	“SBMA” means the Cooks Islands Seabed Minerals Authority, or any successor Governmental Authority exercising equivalent functions under the SBM Legislation.

(uu)	“Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(vv)	“Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(ww)	“Security Documents” means any documents or agreements required to be provided, executed or agreed to grant or perfect the Security Interests.

(xx)	“Transaction Documents” means this Agreement, the Note, the Security Documents, the Revenue Participation Agreement and any other documents or agreements executed in furtherance of the terms hereof.

Section 2. Note Issuance and Purchase.

(a) Issuance of the Note. Pursuant to the terms and subject to the conditions set forth in this Agreement, the Issuer shall sell and issue to the Holder, and the Holder shall purchase from the Issuer, the Note in an amount of up to U.S.$5,000,000 (the “Purchase Price”). The Principal Amount shall bear interest as set forth in Section 2(c) and the Principal Amount together with any and all accrued interest thereon remaining unpaid, and any other sums due to the Holder in connection with the Obligations evidenced by the Note, shall be due and payable in full on the Maturity Date. All or any portion of the amount outstanding under the Note shall be convertible pursuant to and in accordance with Section 2(d).

(b)	Payment of Purchase Price

(i)

Subject to the satisfaction or waiver of the conditions set forth in Section 3, on the Closing Date, the Holder shall pay to the Issuer U.S.$5,000,000.00 (the “Purchase Price”) by wire transfer of immediately available funds to the account designated by the Issuer in writing.

(ii)	The amount of the “Cash Consideration Portion”, as defined in the Issuer Option Agreement, shall be reduced by the aggregate amount of the Purchase Price advanced by the Holder to the Issuer.

(c)	Interest.

(i)	Interest rate: The Principal Amount shall bear interest at the rate of eight (8.0)% per annum (the “Applicable Rate”).

(ii)

PIK Interest: The Issuer will pay accrued interest on the Principal Amount on a quarterly basis on each Interest Payment Date by capitalizing such quarterly interest amount as additional principal (“PIK Interest”), with such PIK Interest to be added to the Principal Amount outstanding as of such Interest Payment Date.

(iii)

Default Interest Rate: Upon an Event of Default, the unpaid Principal Amount and, to the extent permitted by Law, any accrued and unpaid interest and all other Obligations, shall accrue interest at the Applicable Rate plus default interest at the rate of three percent (3.0%) per annum until paid in full.

(d)	Option to Convert the Note Obligations.

(i)

Option to Convert. The Holder shall have the right at any time prior to the Maturity Date, in accordance with the procedures set forth below, to convert all, but not less than all, of the outstanding Principal Amount of the Note and any accrued and unpaid interest thereon (the “Convertible Obligations”) into Class A Shares simultaneously with the consummation of the Option (as defined in the Issuer Option Agreement), which, for the avoidance of doubt, shall include the delivery of the Purchaser Shares and Cash Consideration, as applicable and defined therein.

(ii)

Mechanics of Conversion. If the Holder elects to exercise its right to convert the Convertible Obligations, the Holder shall (i) specify in a written notice to the Issuer (a “Conversion Notice”) in substantially the form of notice of conversion attached to the Note as Exhibit A (A) that the Holder elects to exercise its right to convert all of the Convertible Obligations, (B) the amount of the Convertible Obligations to be so converted, and (C) whether the Class A Shares acquired pursuant to this Section 2(d) are to be issued in the name of the Holder or a designee; and (ii) surrender the Note to the Issuer and furnish any appropriate endorsements and transfer documents if required by the Issuer. As soon as practicable after the Conversion Date, the Issuer shall cause the Company to register the Class A Shares acquired by the Holder pursuant to this Section 2(d) (the “Conversion Shares”) in the name of the Holder or its designee. The Issuer shall use its commercially reasonable efforts to cause such registration to occur within ten (10) Business Days following the Conversion Date.

(iii)

Conversion Basis. If the Holder elects to exercise its right to convert all or a portion of the Convertible Obligations, then the number of Class A Shares (rounded to the nearest whole number) that the Holder shall be entitled to receive shall equal the quotient determined by dividing (A) the amount of the Convertible Obligations to be converted, as specified in the Conversion Notice, by (B) the Conversion Rate, subject to adjustment in accordance with Section 2(d)(vi). As used in this Agreement, (1) “Conversion Rate” means 1.22.

(iv)

Conversion Date. Any conversion of the Convertible Obligations pursuant to this Agreement by the Holder shall be deemed to occur on the date which the Holder delivers the Conversion Notice and surrenders the Note to the Issuer, or such later date as the Holder may designate in the Conversion Notice (the “Conversion Date”).

(v)

Fractional Shares. If the Holder elects to convert the Convertible Obligations pursuant to this Section 2(d), in lieu of any fractional shares to which the Holder would otherwise be entitled, the Issuer shall pay the Holder cash equal to such fraction multiplied by the Conversion Rate.

(vi)	Certain Adjustments.

(A)

Stock Split, Stock Dividend, Etc. If the Company at any time on or after the date hereof subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of common stock into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the date of issuance combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of common stock into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 2(d)(vi) shall become effective immediately after the effective date of such subdivision or combination.

(B)

Reorganization, Merger, Etc. If there is a reorganization, or a merger or consolidation of the Company with or into any other entity which results in a conversion, exchange, or cancellation of the common stock of the Company, upon any subsequent conversion of the Note pursuant to this Section 2(d)(vi), the Holder will be entitled to receive the kind and amount of securities, cash, and other property or assets which the holder would have received if the Holder had converted the Note into Class A Shares in accordance with this Section 2(d)(vi) immediately prior to the first of these events and had retained all the securities, cash, and other property or assets received as a result of those events.

(C)

Adjustments. If the Company, after the date hereof, shall take any action affecting the Class A Shares other than action described in this Section 2(d)(vi), which in the reasonable opinion of the Holder would materially affect the rights of the Holder, the Conversion Rate and/or the Conversion Shares, the number of Class A Shares which may be acquired upon conversion of the Note shall be adjusted by the Issuer and the Holder in good faith, as they may determine to be equitable to the Holder in the circumstances.

(e)	Repayment of the Note.

(i)

Generally. Subject to subsection (ii), the Issuer hereby promises to pay to the Holder in full in cash, to the extent not previously paid or converted pursuant to this Agreement, the Principal Amount, together with interest thereon and any other amounts due under the Transaction Documents, on the Maturity Date.

(ii)

Non-Recourse Obligations. Notwithstanding anything in the Transaction Documents to the contrary, the Note and the Obligations are non-recourse except as to the Collateral. The Holder agrees that, upon the Holder exhausting its remedies with respect to the Collateral, the Holder shall have no additional right to payment or to any deficiency from the Issuer. Except as provided herein, any judgment in any action or proceeding to enforce the Note or this Agreement shall be enforceable against the Issuer only to the extent of the Issuer’s interest in the Collateral and in any other collateral given to the Holder to secure the Obligations.

(iii)	Prepayment. Prepayment of any portion of the Principal Amount may not be made by the Issuer without the written consent of the Holder.

Section 3. Closing and Conditions to Closing.

(a) Closing. The closing (the “Closing”) of the sale of the Note in return for the Purchase Price paid by the Holder to the Issuer shall take place on the date on which the Go Public Transaction is consummated (the “Closing Date”). At the Closing, (i) the Holder shall deliver the Purchase Price to the Issuer by wire transfer of immediately available funds, (ii) the Issuer shall deliver to the Holder the Note in the aggregate amount of the Purchase Price and the other Transaction Documents as set forth in Section 3(b), and (iii) the Issuer shall deliver to the Holder a Compliance Certificate.

(b) Conditions to Closing. The obligation of the Holder to pay the Purchase Price to the Issuer at the Closing Date is subject to the satisfaction, on or prior to such Closing Date, of each of the following conditions or waiver thereof by the Holder in its sole discretion:

(i)

Representations and Warranties. The representations and warranties of the Issuer contained in Section 4 of this Agreement and in each of the Transaction Documents shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that any representation or warranty of the Issuer that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the Closing Date as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

(ii)

Performance. The Issuer shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Issuer on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

(iii)

Compliance Certificate. The Issuer shall deliver to the Holder at the Closing a certificate certifying that the conditions specified in Section 3(b)(i), (ii), (xii) and (xiv) of this Agreement have been fulfilled (a “Compliance Certificate”).

(iv)

Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority or regulatory body of the Cook Islands that are required in connection with the lawful issuance and sale of the Conversion Shares, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

(v)	Board of Directors. As of the Closing, the size and composition of the board of directors of the Company shall comply in all respects with the terms of the Amended and Restated Constitution.

(vi)

Secretary’s Certificate. The secretary of the Issuer shall have delivered to the Holder at the Closing a certificate certifying (a) the Articles of Organization of the Issuer as in effect at the Closing Date, (b) resolutions of the board of managers of the Issuer approving the Transaction Documents and the transactions contemplated thereunder, and (c) resolutions of the members of the Issuer approving the Transaction Documents.

(vii)

Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Holder, and the Holder (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

(viii)	Exploration License. The Exploration License shall be in full force and effect, and the Issuer shall have delivered to the Holder evidence reasonably satisfactory to the Holder of the foregoing.

(ix)

Equity Issuances. The Company shall not have issued or authorized the issuance of any equity interests in the Company, Rights, or other securities other than awards of options in accordance with the CIC Option Plan, pursuant to the Transaction Documents and any Option Agreement or Equity Exchange Agreement, or as permitted pursuant to the terms of the Company NPA.

(x)	Go Public Transaction. The Go Public Transaction shall have been consummated.

(xi)	Transaction Documents. The Issuer shall have duly executed and delivered to the Holder each of the Transaction Documents to which it is a party.

(xii)	No Default. Neither the Issuer nor the Company shall be in default of any other obligations to the Holder or its Affiliates.

(xiii)

Other Documents. The Issuer shall have delivered to the Holder such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Holder or its counsel may reasonably request.

Section 4. Representations and Warranties.

(a) Representations, Warranties and Acknowledgements of the Issuer. The Issuer hereby represents, warrants and acknowledges to the Holder that, except as set forth on the disclosure Schedule attached as Schedule 1 (the “Disclosure Schedules”), which exceptions shall be deemed to be part of the representations, warranties and acknowledgements made hereunder, the following representations are true and complete as of the Closing Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Agreement, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Agreement only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

(i)

Organization, Good Standing, Limited Liability Company Power and Qualification. The Issuer is a company duly organized, validly existing and in good standing under the Laws of Florida and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Issuer is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

(ii)

Capitalization. The authorized capital of the Issuer consists, immediately prior to the Closing, solely of 85,123,500 limited liability membership interest units, all of which member units are issued and outstanding immediately prior to the Closing. All of the outstanding membership interest units of the Issuer have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. No other class of stock or limited liability membership interest of the Issuer has been authorized.

(iii)

Authorization. All company action required to be taken by the Issuer’s board of managers and members in order to authorize the Issuer to enter into the Transaction Documents and to perform its obligations thereunder has been taken. All action on the part of the officers of the Issuer necessary for the execution and delivery of the Transaction Documents, the performance of all of its obligations thereunder, and the transfer and delivery of the Conversion Shares has been taken. The Transaction Documents, when executed and delivered by the Issuer, shall constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(iv)

Valid Issuance of Conversion Shares. The Conversion Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities Laws and liens or encumbrances created by or imposed by the Holder. Assuming the accuracy of the representations of the Holder in Section 4 of this Agreement, the Conversion Shares will be issued in compliance with all applicable federal and state securities Laws.

(v)

Dilutive Effect. The Issuer acknowledges that the number of Conversion Shares may increase in certain circumstances. The Issuer further acknowledges that the Issuer’s obligation to assign the Conversion Shares to Holder pursuant to the terms and subject to the conditions and other limitations of the Note in accordance with this Agreement and the other Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other equity holders of the Issuer.

(vi)

Governmental Consents and Filings. Assuming the accuracy of the representations made by the Holder in Section 4(b) of this Agreement, and except as set forth on Section 4(a)(vi) of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Issuer in connection with the consummation of the transactions contemplated by this Agreement or the Issuer Option Agreement.

(vii)	Unencumbered Collateral. The Collateral is not subject to any Encumbrance, other than those in favor of the Holder.

(viii)

Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Issuer’s knowledge, currently threatened in writing (a) against the Issuer or any officer, manager or director of the Issuer, as applicable, arising out of their employment or board relationship with or (b) that questions the validity of the Transaction Documents or the Issuer Option Agreement or the right of the Issuer to enter into them, or to consummate the transactions contemplated thereby. Neither the Issuer nor, to the Issuer’s knowledge, any of the Issuer’s officers or managers is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would adversely affect the Issuer). There is no action, suit, proceeding or investigation by the Issuer pending or which the Issuer intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Issuer) involving the prior employment of any of the Issuer’s employees, their services provided in connection with the Issuer’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

(ix)

Compliance with Other Instruments. The Issuer is not in violation or default (a) of any provisions of its certificate of incorporation and constitution, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of Law, statute, rule or regulation applicable to it, the violation of which would be materially adverse to the Issuer. The execution, delivery and performance of the Transaction Documents and any Equity Exchange Agreement and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Issuer or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Issuer.

(x)

Agreements; Actions. The Issuer has not received notice of a default and is not in default under, or with respect to, or in breach of, any material contractual obligation nor does any condition exist that with notice or lapse of time or both would constitute a default or breach thereunder. All contracts are valid, subsisting, in full force and effect and binding upon the Issuer and the other parties thereto, and the Issuer has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder, except to the extent that the failure of any such payment or liability would not have a Material Adverse Effect. To the Issuer’s knowledge, no other party to any such contract is in default or breach thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default or breach by such other party thereunder, except, to the extent that such default or breach would not have a Material Adverse Effect.

(xi)	Tax Matters.

(A) The Issuer has filed, or caused to be filed on its behalf, on a timely basis all income tax returns and all material non-income tax returns required to be filed by it (after giving effect to any extensions that have been requested by, and granted to such Person by the applicable taxing authority) and all such tax returns were true, correct and complete in all material respects. The Issuer has paid or caused to be paid on its behalf all income taxes and all material non-income taxes required to be paid by it. The Issuer (i) has not executed or granted any waiver or agreed to any extension with respect to any statute of limitations on the assessment or collection of any material tax and (ii) has no power of attorney in effect with respect to any taxes.

(B) The Issuer has withheld all material taxes that are required to be withheld from payments to any applicable Person and timely paid such taxes to the appropriate taxing authority in compliance with all applicable Laws.

(C) The Issuer has not applied to any taxing authority for any tax ruling, including any application for a private letter ruling that has been withdrawn.

(D) No taxing authority has asserted any deficiency or assessment, or proposed any adjustment, of any material taxes against the Issuer that has not been fully resolved. No claim has been made in writing by any taxing authority in a jurisdiction where the Issuer does not file tax returns that the Issuer is or may be subject to taxation by that jurisdiction.

(E) The Issuer has not “participated in” any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(F) The Issuer (i) is not, nor has ever been, a member of a consolidated, combined, affiliated or unitary group for any tax purposes (including within the meaning of Section 1504(a) of the Code) (other than any such group the common parent was the Issuer) and (ii) has no liability for taxes of any Person under Treasury Regulations Section 1.1502-6 or any corresponding, comparable or similar state, local or non-U.S. tax Law, or as a transferee or successor.

(xii)

Company Documents. The articles of organization and other constitutional documents of the Issuer are in the form made available to the Holder. The copy of the minute books of the Issuer made available to the Holder contains minutes of all meetings of managers, members and other interest holders and all actions by written consent without a meeting by the managers, members and other interest holders since the date of formation and accurately reflects in all material respects all actions by the managers (and any committee of managers), members and other interest holders of the Issuer.

(xiii)

International Anti-Corruption and International Trade Laws. The Issuer, its personnel and anyone acting on behalf of the Issuer, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. The Issuer has not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. To the Issuer’s knowledge, there has been no violation of International Anti-Corruption Laws or International Trade Laws by the Issuer. The Issuer further represents that it has maintained, and has caused each of its Affiliates, to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with International Anti-Corruption Laws and International Trade Laws and to ensure that all books and records of the Issuer accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither the Issuer nor any of its officers, managers, directors or employees is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

(xiv)

Government Official Ownership. Except as set forth in Section 4(a)(xv) of the Disclosure Schedule, no Government Official (a) directly or indirectly owns any equity or other interest in the Issuer (including, but not limited to, debt that is convertible into equity, call rights, or employment or other agreements that provide for compensation in equity), or (b) serves as a director, officer, agent, or other representative of the Issuer.

(xv)

Export Control Laws. The Issuer has conducted all export transactions in accordance with applicable provisions of United States export control Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the United States Foreign Investment Risk Review Modernization Act of 2018 and the regulations administered OFAC, and the export control Laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) the Issuer and has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Issuer is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or, to the Issuer’s knowledge, threatened claims against the Issuer with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to the Issuer’s exports; and (e) there are no actions, conditions, or circumstances pertaining to the Issuer’s export transactions that would reasonably be expected to give rise to any material future claims. Neither the Issuer nor any of its Affiliates, directors, managers, officers, stockholders, members, employees, or, to the Issuer’s knowledge, agents, has been (i) added to any Restricted Party List, (ii) debarred or otherwise excluded or declared ineligible to participate in government agreements, grants, or other programs financed in whole or in part by any United States federal government entity, or (iii) under investigation by any government agency or organization relating to potential violations of applicable Laws. The Issuer has not engaged in any business with or in, provided any services to or in, or used any funds to contribute to or finance the activities of or in, any Restricted Party.

(xvi)

Undisclosed Liabilities. Except as set forth in Section 4(xviii) of the Disclosure Schedule, the Issuer has no liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise, except (a) those that are adequately reflected or reserved against in its financial statements, and (b) those that have been incurred in the ordinary course of business consistent with past practice and which are not, individually or in the aggregate, material in amount.

(xvii)

Absence of Certain Changes, Events, and Conditions. Other than in the ordinary course of business consistent with past practice there has not been, with respect to the Issuer, any event, occurrence, or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xviii)

Exploration License. The Exploration License is valid and in full force and effect. All fees and charges with respect to such Exploration License as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of the Exploration License.

(xix)

Environmental Matters. The Issuer is currently and has been in compliance with all Environmental Laws and has not received from any Person any: (A) Environmental Notice or Environmental Claim; or (B) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing.

(xx)	Compliance with Laws. The Issuer has complied, and is now complying, with all Laws applicable to it or its business, properties, or assets.

(xxi)

Tax Classification. The Issuer made a valid election with the U.S. Internal Revenue Service to be classified as a partnership for U.S. federal income tax purposes. At all times since such election, the Issuer has been classified as a partnership (and not a “publicly traded partnership” within the meaning of Section 7704 of the Code) for U.S. federal income tax purposes, provided, however, Issuer reserves the right to change such classification.

(xxii)

Full Disclosure. No representation or warranty by the Issuer in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Holder pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. To the Issuer’s knowledge, there is no event or circumstance that the Issuer has not disclosed to the Holder which could reasonably be expected to have a Material Adverse Effect with respect to the Issuer.

(b) Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Issuer that:

(i)

Organization and Good Standing and Qualification. It is a company duly organized, validly existing, and in good standing under the Laws in the jurisdiction of its formation and has all requisite corporate power and authority to carry on its business as now conducted.

(ii)

Authorization. This Agreement constitutes the Holder’s valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors’ rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The Holder represents that it has full power and authority to enter into this Agreement.

Section 5. Covenants. The Issuer covenants and agrees that (and where related to the Company, covenants and agrees to cause, so long as the Issuer controls the Company, and thereafter to use commercially reasonable efforts to cause the Company to):

(a) Compliance with Law. The business of the Company shall not be conducted in violation of any Law, ordinance or regulation of any Governmental Authority, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the Issuer, its business or its assets.

(b) Conduct of Business. The Company will not engage in any business other than activities directly related to the Exploration License and related preparatory, technical, regulatory, and financing activities, without prior written consent of the Holder.

(c) Corporate Existence. So long as the Note or any Obligations remain outstanding, the Issuer shall not cause or allow any fundamental change to the corporate existence (except for a corporate or tax reorganization of Issuer, which is expressly permitted) of the Issuer or the Company or a Change in Control.

(d) Corporate Actions. Neither the Issuer nor the Company will grant any participation or royalty rights in the area as specified in the Exploration License, without prior written consent of the Holder, and Company will not (i) form any new subsidiaries, (ii) enter into any joint venture, or (iii) license any of its material intellectual property rights.

(e) Conflict of Interest. So long as the Note or any Obligations remain outstanding, the Company shall not be indebted, directly or indirectly, to any of its directors, managers, officers or employees of the Company, as applicable, or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. So long as the Note or any Obligations remain outstanding, the Company shall not be indebted, directly or indirectly, to any of its directors, managers, officers or employees of the Company, as applicable, or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits or transactions approved pursuant to the Company’s transactional approval matrix. So long as the Note or any Obligations remain outstanding, the Company’s directors, managers or officers shall not (i) acquire a direct or indirect ownership interest in excess of 5% of the equity in any firm or corporation whose business focuses on polymetallic nodule harvesting, other than AOM or AOM affiliates; or (ii) become an officer, director, executive or advisory board member in any firm or corporation whose business focuses on polymetallic nodule harvesting (collectively, a “Conflict of Interest”); provided, however, that a financial interest in any contract with the Issuer or Issuer’s affiliates or the Company or Company’s affiliates shall not be deemed a Conflict of Interest.

(f) Conversion Procedures. Nothing other than (i) the Conversion Notice, and (ii) if the Holder elects to convert all of the Convertible Obligations, the Note, is required in order to convert the Convertible Obligations in accordance with Section 2(d). No additional legal opinion, other information, filings or instructions shall be required of the Holder to convert the Convertible Obligations. The Issuer shall honor conversions of the Convertible Obligations in accordance with the terms hereof and shall cause the Company to deliver the Conversion Shares in accordance with the terms, conditions and time periods set forth herein.

(g) Stay, Extension and Usury Laws. The Issuer covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury Law or other Law that would prohibit or forgive the Issuer from paying all or any portion of the Principal Amount or any interest thereon as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Agreement; and the Issuer (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law, and covenants that it will not, by resort to any such Law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such Law had been enacted.

(h) Limitation on Restricted Payments. The Company will not (i) directly or indirectly declare or pay any dividend or make any payment or distribution (x) on account of the Company’s capital stock or (y) to the direct or indirect holders of the Company’s capital stock in their capacity as holders or (ii) purchase, redeem, defease or otherwise acquire or retire for value any capital stock of the Company.

(i) Intentionally Deleted.

(j) Further Instruments and Acts. Upon request of the Holder, the Issuer will, and will cause the Company to, execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Agreement and the Note.

(k) Taxes. The Issuer and the Company will timely file all federal, state, local and non-U.S. income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and will timely pay all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and for which reserves have been created in its financial statements. Without the Holder’s consent, the Issuer will not make, change or revoke any material election in respect of any tax due or enter into any tax allocation, tax sharing, tax receivable, or tax indemnity agreement.

(l) Asset Sales. The Company will not consummate any sale, assignment, transfer or other disposition of its assets.

(m) Indebtedness; Liens. The Company will not incur any indebtedness or cause or allow any lien, claim or Encumbrance to exist against the Collateral or assets of the Company other than (x) the Security Interests, (y) the “Security Interests” as defined in the Company NPA, and (z) a “Permitted Encumbrance” as defined in the Company NPA.

(n) Licenses and Permits. The Issuer will cause the Company to maintain in good standing the Exploration License and all other licenses and permits issued to it by any Governmental Authority.

(o) Exploration License. The Issuer will cause the Company not to make any material amendments, waivers, or voluntary modifications to the Exploration License or its regulatory submissions, work plans, environmental programs or technical programs, other than as expressly required by a Governmental Authority, without prior written consent of the Holder, which shall not be unreasonably delayed (in excess of ten (10) Business Days), conditioned or withheld.

(p) Reporting. The Issuer shall cause the Company to provide the following information to the Holder:

(i)	On or prior to the end of each calendar month, an unaudited financial report for the prior calendar month for the Company; and

(ii)	On or prior to the end of the calendar month following each calendar quarter, an unaudited financial report for the prior calendar quarter for the Company.

(q) Books and Records. The Issuer will cause the Company to provide the Holder with full access to the Company’s books and records for inspection by the Holder on reasonable notice.

(r) Company Diligence. So long as the Note or any Obligations remain outstanding, the Issuer shall use reasonable best efforts to allow and assist the Holder to conduct all due diligence investigations relating to the Company which the Holder may reasonably require, including by providing the Holder with full access to its books and records for inspection by the Holder on reasonable notice as well as reasonable access, during business hours, to the senior management team of the Company.

Section 6. Security Interest. As general and continuing security for the payment or performance, as the case may be, in full of the Obligations, the Issuer hereby grants, assigns and pledges to the Holder, its successors and assigns, a first-priority security interest (the “Security Interest”), in all right, title or interest in or to 4,098,361 Class A Shares (collectively, the “Collateral”). The Issuer shall, and shall cause the Company to, promptly prepare, deliver, file or execute any documents or agreements reasonably requested by the Holder to perfect the Security Interest in the Collateral. The Issuer hereby waives all rights to receive from the Holder a copy of any financing statement, financing change statement or verification statement (or the equivalent thereof) filed at any time or from time to time in respect of this Agreement or the Note.

Section 7. Defaults and Remedies.

(a) Events of Default. The following events shall be considered events of default with respect to the Note (collectively, the “Events of Default” and each individually, an “Event of Default”):

(i)	the Issuer shall default in the payment or repayment, as the case may be, of any Obligations when due;

(ii)

the Issuer shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts in general as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, Law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Issuer in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Issuer, or of all or any substantial part of the properties of the Issuer, or the Issuer or its respective directors or majority stockholders shall take any action looking to the dissolution or liquidation of the Issuer;

(iii)

within thirty (30) days after the commencement of any proceeding against the Issuer seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, Law or regulation, such proceeding shall not have been dismissed, or within thirty (30) days after the appointment without the consent or acquiescence of the Issuer of any trustee, receiver or liquidator of the Issuer or of all or any substantial part of the properties of the Issuer, such appointment shall not have been vacated;

(iv)	any act, matter, or thing is done, or any action or proceeding is taken, with a view to terminating the Issuer’s or the Company’s existence;

(v)	the Issuer or the Company ceases to carry on its business or makes, or proposes to make, any sale of its assets in bulk or any sale of its assets out of the usual course of its business;

(vi)	the failure of the Company to maintain in good standing the licenses and permits for any concession associated with the Issuer, including but not limited to the Exploration License;

(vii)	a Change in Control shall occur;

(viii)	the occurrence of a “default” or “event of default” under any of the Transaction Documents;

(ix)

the Issuer denies its obligations under this Agreement or any other Transaction Document or claims that this Agreement or any other Transaction Document is invalid or has been withdrawn in whole or in part;

(x)

any representation or warranty made by the Issuer in this Agreement or in any other Transaction Document or in any certificate or other document at any time delivered to the Holder is or was incorrect or misleading in any respect; or

(xi)

the Issuer shall fail to observe or perform any other obligation to be observed or performed by it under this Agreement or the other Transaction Documents, or contained in any of the agreements between the Issuer and the Holder or its Affiliates, within ten (10) Business Days of the date on which such obligation is required to be observed or performed under such agreement; or

(xii)	the occurrence of an “Event of Default” under the Company NPA.

(b) Remedies. Upon the occurrence of any Event of Default hereunder, the Holder may, in the Holder’s sole discretion and without notice to the Issuer: (i) declare the entire outstanding Principal Amount, together with all accrued interest and all other Obligations, to be immediately due and payable, and the same shall thereupon become immediately due and payable without protest, presentment, demand or notice, which are hereby expressly waived; (ii) exercise its right of setoff against any money, funds, credits or other property of any nature whatsoever of the Issuer now or at any time hereafter in the possession of, in transit to or from, under the control or custody of or on deposit with, the Holder or any affiliate of the Holder in any capacity whatsoever; (iii) exercise its option to convert the Convertible Obligations pursuant to Section 2(d); (iv) exercise any or all rights, powers and remedies existing at Law, in equity, by statute or otherwise with respect to the Collateral, including but not limited to, levy of attachment, garnishment, possession and sale of the Collateral; and (v) exercise any or all rights, powers and remedies now or hereafter existing at Law, in equity, by statute or otherwise. Notwithstanding the foregoing, upon the occurrence of an Event of Default under Section 7(a)(ii), (iii) or (iv) the entire outstanding Principal Amount, together with all accrued interest and all other Obligations under the Transaction Documents shall automatically be deemed immediately due and payable without any notice or action by the Holder, and without protest, presentment, demand or notice, which are hereby expressly waived.

(c) Remedies Cumulative. Each right, power and remedy of the Holder hereunder or now or hereafter existing at Law, in equity, by statute or otherwise shall be cumulative and concurrent, and the exercise or beginning of the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies. No failure or delay by the Holder to insist upon the strict performance of any one or more provisions of this Agreement or the Note or to exercise any right, power or remedy consequent upon a default hereunder shall constitute a waiver thereof or preclude the Holder from exercising any such right, power or remedy. By accepting full or partial payment after the due date of any amount of principal of or interest on this Agreement or the Note, or other amounts payable on demand, the Holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts of principal of or interest on this Agreement or the Note or other amounts payable on demand, or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Agreement or the Note.

(d) Collection Expenses. If this Agreement or the Note is placed in the hands of an attorney for collection following the occurrence of an Event of Default hereunder, the Issuer agrees to pay to the Holder upon demand all costs and expenses, including, without limitation, all attorneys’ fees and court costs incurred by the Holder in connection with the enforcement or collection of this Agreement or the Note (whether or not any action has been commenced by the Holder to enforce or collect this Agreement or the Note) or in successfully defending any counterclaim or other legal proceeding brought by the Issuer contesting the Holder’s right to collect the outstanding Principal Amount and all other Obligations. The obligations of the Issuer to pay all such costs and expenses shall not be merged into any judgment by confession against the Issuer. All of such costs and expenses shall bear interest at the rate of interest provided herein, from the date of payment by the Holder until repaid in full.

Section 8. Miscellaneous.

(a) Certain Rules of Construction. Any term defined herein in the singular form shall have a comparable meaning when used in the plural form, and vice versa. When used herein, (i) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement and (ii) the terms “include,” “includes,” and “including” are not limiting. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless the context requires otherwise, derivative forms of any term defined herein shall have a comparable meaning to that of such term. The headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect any provision of this Agreement. References to the Sections, Schedules or Exhibits shall refer respectively to the sections, schedules or exhibits of this Agreement, unless otherwise expressly provided.

(b) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Issuer may not assign its obligations under this Agreement without the written consent of the Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(c) Maximum Interest. Notwithstanding anything herein to the contrary, including but not limited to Section 5(h), if any provisions of this Agreement or the Note shall ever be construed to require the payment of any amount of interest in excess of that permitted by applicable Law, then the interest to be paid pursuant to this Agreement or the Note shall be held subject to reduction to the amount allowed under applicable Law and any sums paid in excess of the interest rate allowed by Law shall be applied in reduction of the principal balance outstanding pursuant to this Agreement or the Note.

(d) Opportunity to Consult with Legal Counsel. The Parties acknowledge they have had a full and fair opportunity to consult with independent legal counsel of their own choosing throughout all negotiations which preceded the execution of this Agreement, and in connection with their execution of this Agreement.

(e) Governing Law; Jurisdiction. THIS AGREEMENT AND THE NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF). The Issuer irrevocably consents and agrees, for the benefit of the Holder, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Agreement or the Note may be brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and, until amounts due and to become due in respect of the Note and all Obligations have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues. The Issuer irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the Note brought in the courts of the State of New York or the courts of the United States located in Manhattan, New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(f) Waiver of Jury Trial. THE ISSUER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE NOTE OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE ISSUER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR

RELATING TO THIS AGREEMENT, THE NOTE, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. THE ISSUER CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY HOLDER WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) THE ISSUER HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) THE ISSUER MAKES THIS WAIVER VOLUNTARILY, AND (D) THE ISSUER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE FINANCIAL ACCOMODATIONS MADE FOR THE BENEFIT OF THE ISSUER HEREUNDER AND UNDER THE NOTE AND THE OTHER TRANSACTION DOCUMENTS.

(g) Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

(h) Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next Business Day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 8(h)):

If to the Issuer:	CIC LLC
1603 Sunshine Dr.
Clearwater, FL 33765
Attention: Gregory P. Stemm
Email: shiprexx@gmail.com
with a copy (which will not constitute notice) to:

James A. Schmidt, P.A.
2904 West Bay to Bay Blvd.
Tampa, FL 33629
Attention: James A. Schmidt, Esq.
Email: jas@schmidtlawoffice.com
If to the Holder:	American Ocean Minerals Corporation
400 North Ashley Dr.
Suite 1900
Tampa, FL 33602
Attention: Philip Plough
Email: pplough@aomusa.com

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue, New York, NY 10166
Attention: John Gaffney
Email: jgaffney@gibsondunn.com
and

Cassels Brock & Blackwell LLP
Suite 3200, 40 Temperance Street
Toronto, Ontario M5H 0B4 Canada
Attention: Jonathan Sherman
Email: jsherman@cassels.com

(i) Entire Agreement; Amendments and Waivers. This Agreement, the Note, the Transaction Documents, and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any term of this Agreement or the Note may be amended and the observance of any term of this Agreement or the Note may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Issuer and the Holder. Any waiver or amendment effected in accordance with this Section 8(i) shall be binding upon each party to this Agreement and any holder of the Note purchased under this Agreement at the time outstanding and each future holder of all the Note.

(j) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(k) Acknowledgement. In order to avoid doubt, it is acknowledged that the Holder shall be entitled to the benefit of all adjustments in the number of shares of Conversion Shares as a result of any splits, recapitalizations, combinations or other similar transaction affecting the Class A Shares issuable upon conversion of the Note that occur prior to the conversion of the Note.

(l) Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CIC LLC, as the Issuer		AMERICAN OCEAN MINERALS CORPORATION, as the Holder

By:	/s/ Gregory P. Stemm	By:	/s/ Philip Plough
Name: Gregory P. Stemm		Name: Philip Plough
Title: Chairman of the Board of Managers		Title: Director

ANNEX H

Confidential	Execution Version

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”), is made as of April 8, 2026 (the “Effective Date”), by and among CIC LLC, a Florida limited liability company (the “Grantor”) and Odyssey Marine Exploration, Inc., a Nevada corporation (the “Purchaser”). Each of the Grantor and the Purchaser is referred to individually herein as a “Party” and, collectively, as the “Parties.” Certain defined terms used in this Agreement have the meanings set forth or referenced in Section 2 of this Agreement.

RECITALS

WHEREAS, the Grantor is the record and beneficial owner of 85,123,500 Class A Voting Shares (such Shares, the “Grantor Shares”) of CIC Limited, a Cook Islands company (the “Company”), representing approximately seventy-five percent (75%) of the issued and outstanding Shares; and

WHEREAS, the Purchaser desires to obtain from the Grantor, and the Grantor desires to grant to the Purchaser, an option to acquire from the Grantor 60,087,176 of the Grantor Shares on the terms and conditions set forth herein (the “Option”).

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Option to Acquire Optional Shares.

1.1 Optional Shares. On the terms and subject to the conditions set forth in this Agreement, at any time after the date that is six (6) months following the consummation of the Go Public Transaction and before the Outside Date (the “Option Period”), the Purchaser may, at its election, and in its sole and absolute discretion, purchase from the Grantor, and the Grantor shall sell to the Purchaser, the Grantor Shares (the “Optional Shares”), subject to the valuation and pricing provisions set forth in this Section 1.

1.2 Purchase Price. The purchase price for each Optional Share (the “Share Price”) shall equal the Company Valuation divided by the Fully Diluted Shares, where: (i) “Company Valuation” means the pre-money equity valuation of the Company determined in accordance with Section 1.3; and (ii) “Fully Diluted Shares” means, as of the Valuation Date, the total number of issued and outstanding Shares, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

1.3 Milestone-Based Company Valuation. The Company Valuation on the Closing Date shall be determined as follows:

(a) if the Exercise Date is prior to the achievement of the Pre-Feasibility Study Milestone, the Company Valuation shall be $200,000,000;

(b) if the Exercise Date is after the date on which the Pre-Feasibility Study Milestone has been achieved but prior to achievement of the Trial Harvesting License Milestone, the Company Valuation shall be $225,000,000; and

(c) if the Exercise Date is after the date on which the Trial Harvesting License Milestone has been achieved, the Company Valuation shall be $300,000,000.

For the avoidance of doubt, the Company Valuation for the exercise of the Option shall be determined solely based on the Milestones achieved as of the Exercise Date, and shall not be adjusted for any Milestones achieved thereafter.

1.4 Form of Consideration. The Purchase Price payable in connection with the exercise of the Option shall be paid by the Purchaser to the Grantor in a combination of (a) cash and (b) shares of the common stock of the Purchaser (“Purchaser Shares”), in the amounts and proportions as determined by the Purchaser in its sole and absolute discretion; provided, however, that the cash portion of the Purchase Price payable at the Closing (“Closing”) shall be no less than $20,000,000 (the “Cash Consideration Portion”), unless otherwise expressly agreed in writing by the Purchaser and the Grantor; and provided, further, that the number of Purchaser Shares included in the Purchase Price shall at all times be less than the Share Cap and any Purchaser Shares in excess of the Share Cap that would otherwise be issuable will be issued as Purchaser Preferred Shares; and provided, further, that the Cash Consideration Portion payable at any Closing shall, after giving effect to the foregoing clause, be reduced, on a dollar-for-dollar basis, by the aggregate amount of payments received by the Grantor under the Note Purchase Agreement that have not previously been applied to reduce the Cash Consideration Portion. Any Purchaser Shares issued to the Grantor pursuant to this Section 1.4 shall be valued at the 90 day volume weighted average price (VWAP) on a recognized stock exchange. Any such Purchaser Shares shall be issued in compliance with applicable federal and state securities Laws and shall be subject to such restrictions on transfer as may be required thereunder. No fractional Purchaser Shares shall be issued and the number of Purchaser Shares issuable shall be rounded down to the nearest whole number of Purchaser Shares.

1.5 Exercise of Option; Closing.

(a) At any time during the Option Period, if the Purchaser desires to purchase the Optional Shares, the Purchaser shall deliver a notice (an “Option Notice” and the date of such Option Notice, the “Exercise Date”) to that effect to the Grantor. The Option Notice shall set forth (i) the Share Price, (ii) the aggregate purchase price for such Optional Shares (the “Purchase Price”), including the Cash Consideration Portion and the portion, if any, payable in Purchaser Shares in accordance with Section 1.4, and (iii) the date (which shall be a Business Day not less than five (5) Business Days after delivery of the Option Notice) on which the Purchaser desires to consummate the purchase and sale of the Optional Shares.

(b) The closing of the purchase and sale of the Optional Shares (the “Closing”) shall take place remotely by the electronic exchange of executed documents and wire transfer of immediately available funds on the Business Day indicated by the Purchaser to the Grantor in the Option Notice or such other date as may be agreed by the Parties in writing (the “Closing Date”).

(c) On the Closing Date, subject to the terms and conditions of this Agreement, the Purchaser shall purchase from the Grantor, and the Grantor shall sell to the Purchaser, the Optional Shares, in consideration of the payment of the Purchase Price for such Optional Shares in the manner specified in Section 1.4.

1.6 Closing Deliveries. At the Closing:

(a) the Grantor shall deliver to the Purchaser (i) a certificate or other customary evidence of ownership, duly endorsed or accompanied by appropriate transfer documentation, representing the Optional Shares being purchased, and (ii) the other documents contemplated for delivery by the Grantor pursuant to Section 5.6; and

(b) the Purchaser shall deliver to the Grantor (i) the Cash Consideration Portion of the Purchase Price by wire transfer of immediately available funds to an account designated in writing by the Grantor to the Purchaser, (ii) the Purchaser Shares, which equity securities shall be issued to the Grantor in book-entry form and reflected on the stock ledger or other customary equity records of the Purchaser, and (iii) the other documents contemplated for delivery by the Purchaser pursuant to Section 7.

2. Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at law or in equity.

(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, manager or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c) “AOM” means American Ocean Minerals Corporation, a Delaware corporation.

(d) “Authority” means the Cook Islands Seabed Minerals Authority.

(e) “Business Day” means any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York.

(f) “Code” means the United States Internal Revenue Code of 1986, as amended.

(g) “Company Constitution” means the constitution of the Company, adopted by special shareholder resolution on June 24, 2024, as amended from time to time.“Cook Islands Exclusive Economic Zone” means the exclusive economic zone of the Cook Islands as established under applicable Law, as the same may be amended from time to time.

(h) “Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(i) “Exchange Act” means the Securities Act of 1934, as amended, of the United States and the rules and regulations promulgated thereunder.

(j) “Exploration License” means the exploration license pursuant to and in accordance with the Seabed Minerals Act on February 23, 2022, granting the Company the exclusive rights to explore for polymetallic nodules within the area as specified in the Exploration License, for a period determined by the Minister in accordance with the Seabed Minerals Act, with the ability to apply for successive renewals, and otherwise in the form of the model exploration license set forth in Schedule 8 of the Exploration Regulations, without any conditions or restrictions other than such conditions or restrictions reasonably acceptable to the Purchaser acting in good faith, including all documents filed in connection with the application for the Exploration License.

(k) “Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(l) “FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(m) “Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(n) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(o) “Grantor Board of Managers” means the Board of Managers of the Grantor.

(p) “Go Public Transaction” means a transaction, or series of transactions, whereby all or substantially all of the shares in the capital stock of AOM are acquired, directly or indirectly, by the Purchaser.

(q) “International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering laws, including the FCPA.

(r) “International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs laws.

(s) “knowledge” including the phrase “to the Grantor’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of management of the Grantor.

(t) “Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(u) “Milestones” means the Pre-Feasibility Study Milestone and the Trial Harvesting License Milestone.

(v) “Minister” means the responsible Minister under the Seabed Minerals Act.

(w) “Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of April 8, 2026, by and between the Grantor and AOM.

(x) “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(y) “Outside Date” means the earlier of (i) 11:59 p.m. (New York time) on the two-year anniversary of the date on which the Go Public Transaction was consummated, or (ii) thirty (30) days after the date of the submission of an application by the Company for either a (y) a harvesting license or (z) the trial harvesting license; or such other date as the Parties may mutually agree.

(z) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(aa) “PIPE Financing” means the brokered financing to be completed by the Purchaser or AOM immediately prior to the Go Public Transaction.

(bb) “Pre-Feasibility Study Milestone” means filing of a Pre-feasibility Study by the Company in accordance with the Exploration License.

(cc) “Purchaser Preferred Shares” means shares of a new series of preferred stock of Purchaser (the terms of which shall be set forth in a certificate of designation to be filed by the Purchaser prior to the Exercise Date if required in accordance with the Share Cap) that provides for: (a) conversion of such Purchaser Preferred Shares into shares of Common Stock on an as-converted basis intended to be economically equivalent to the shares of Common Stock for which such Purchaser Preferred Shares are issued; (b) a limitation on conversion pursuant to which no conversion may be effected to the extent that such conversion would result in the holder thereof, together with its Affiliates (and with respect to Gregory P. Stemm, Gregory P. Stemm, his spouse, children, siblings, or any combination of the foregoing), beneficially owning (as defined in Section 13(d) of the Exchange Act) more than 9.99% of the outstanding shares of Common Stock immediately following such conversion; (c) voting rights on an as-converted basis with the Common Stock, voting together with the Common Stock as a single class, but only to the extent such Purchaser Preferred Shares are then convertible into Common Stock; and (d) such other powers, preferences, rights and qualifications, limitations and restrictions as are required under applicable state law to establish a valid series of preferred stock.

(dd) “Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(ee) “Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of the Company or any subsidiary of the Company, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(ff) “Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(gg) “SEC” means the United States Securities and Exchange Commission.

(hh) “SEC Reports” means reports, schedules, forms, statements, and other documents filed or furnished by the Purchaser under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or Section 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein.

(ii) “Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(jj) “Share Cap” means the number of Purchaser Shares, after giving effect to such issuance and when added to the number of Purchaser Shares previously issued, other securities convertible or exercisable into Purchaser Shares, and Purchaser Shares owned or beneficially owned by Gregory P. Stemm, his spouse, children, or siblings, that would cause in the reasonable opinion of Purchaser’s counsel, merely due to the ownership thereof, any, or any combination of the foregoing to be a reporting person under Section 16 of the Exchange Act, or the quantity thereof would result in beneficial ownership (as calculated for purposes of Section 13 of the Exchange Act) in excess of 9.99% of (A) the number of shares of common stock outstanding immediately after giving effect to such issuances and conversions or (B) the total voting power of the Purchaser’s securities outstanding immediately after giving effect to such issuances and conversions that are entitled to vote on a matter being voted on by holders of the common stock.

(kk) “Shares” means the Class A Voting Shares (as such term is used in the Company Constitution).

(ll) “Trial Harvesting License Milestone” means the issuance by the Authority to the Company of either (i) a trial harvesting license or (ii) a harvesting license.

(mm) “Valuation Date” means the date on which the relevant Milestone is achieved.

3. Representations and Warranties of the Grantor. The Grantor hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit A, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Effective Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 3, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 3 only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

3.1 Organization, Good Standing, Power and Qualification.

(a) The Grantor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Grantor is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

3.2 Authorization. All company action required to be taken by the Grantor Board of Managers and the members of the Grantor, in order to authorize the Grantor to enter into this Agreement and to perform its obligations hereunder, has been taken. All action on the part of the officers of the Grantor necessary for the execution and delivery of this Agreement and the performance of its obligations hereunder has been taken. This Agreement, when executed and delivered by the Grantor, constitutes valid and legally binding obligations of the Grantor, enforceable against the Grantor in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3 Valid Title to Optional Shares. The Optional Shares have been duly authorized and validly issued, are fully paid and nonassessable, and are owned of record and beneficially by the Grantor. Upon consummation of the sale and delivery of the Optional Shares in accordance with the terms and for the consideration set forth in this Agreement, the Purchaser will acquire good and valid title to the Optional Shares, free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities Laws and Encumbrances created by or imposed by the Purchaser.

3.4 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchaser in Section 4 of this Agreement, and except as set forth on Section 3.4 of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Grantor in connection with the consummation of the transactions contemplated by this Agreement.

3.5 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Grantor’s knowledge, currently threatened in writing (a) against the Grantor, or any officer, manager or director of the Grantor arising out of their employment or board relationship with the Grantor or (b) that questions the validity of this Agreement or the right of the Grantor to enter into this Agreement, or to consummate the transactions contemplated hereby. Neither the Grantor, nor, to the Grantor’s knowledge, any of the Grantor officers, managers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, managers or directors, such as would adversely affect the Grantor). There is no action, suit, proceeding or investigation by the Grantor pending or which the Grantor intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Grantor) involving the prior employment of any of the Grantor’s employees, their services provided in connection with the Grantor’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.6 Compliance with Other Instruments. The Grantor is not in violation or default (a) of any provisions of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of law, statute, rule or regulation applicable to the Grantor, the violation of which would be materially adverse to the Grantor. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or Encumbrance upon any assets of the Grantor or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Grantor.

3.7 Purchase Entirely for Own Account. This Agreement is made with the Grantor in reliance upon the Grantor’s representation to the Purchaser, which by the Grantor’s execution of this Agreement, the Grantor hereby confirms, that the Purchaser Shares will be acquired for investment for the Grantor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Grantor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Grantor further represents that the Grantor does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchaser Shares.

3.8 Disclosure of Information. The Grantor has had an opportunity to discuss the Purchaser’s business, management, financial affairs and the terms and conditions of the offering of the Purchaser Shares with the Purchaser’s management and has had an opportunity to review the Purchaser’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Purchaser in Section 4 of this Agreement or the right of the Grantor to rely thereon.

3.9 Restricted Securities. The Grantor understands that the Purchaser Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Grantor’s representations as expressed herein. The Grantor understands that the Purchaser Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Grantor must hold the Purchaser Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Grantor acknowledges that the Purchaser does not have any obligation, except as expressly provided with respect to the Resale Shelf, to register or qualify the Purchaser Shares for resale. The Grantor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchaser Shares, and on requirements relating to the Purchaser which are outside of the Grantor’s control, and which the Purchaser is not under any obligation and may not be able to satisfy. The Grantor understands that this offering is not intended to be part of a public offering, and that the Grantor will not be able to rely on the protection of Section 11 of the Securities Act.

3.10 Legends. The Grantor understands that the Purchaser Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM

SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Purchaser Shares represented by the certificate, instrument, or book entry so legended.

3.11 Accredited Investor. The Grantor is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.12 No General Solicitation. Neither the Grantor, nor any of its officers, directors, employees, agents, members or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Purchaser Shares.

3.13 Information Concerning the Purchaser.

(a) The Grantor has had access to and reviewed to the Grantor’s satisfaction all of the SEC Reports and all information disclosed by the Purchaser relating to the Go Public Transaction.

(b) The Grantor understands and accepts that the acquisition of any Purchaser Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. The Grantor represents that it is able to bear any loss associated with an investment in the Purchaser Shares.

(c) The Grantor confirms that it is not relying on any communication (written or oral) of the Purchaser or any of its Affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Purchaser Shares. It is understood that neither the Purchaser nor any of its Affiliates or its advisors are acting or have acted as an advisor to the Grantor in deciding to acquire any Purchaser Shares. The Grantor acknowledges that neither the Purchaser nor any of its Affiliates or its advisors has made any representation regarding the proper characterization of the Purchaser Shares for purposes of determining the Grantor’s authority to acquire any Purchaser Shares.

(d) The Grantor is familiar with the business, financial condition, and operations of the Purchaser, including as affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by the Purchaser. The Grantor has had access to such information concerning the Purchaser, the Go Public Transaction, and the Purchaser Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Purchaser Shares.

(e) The Grantor understands that each of the Grantor’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing Date, taking into account all information received by the Grantor.

(f) The Grantor understands that no federal or state agency has passed upon the merits or risks of an investment in the Purchaser Shares or made any finding or determination concerning the fairness or advisability of an investment in the Purchaser Shares.

3.14 Full Disclosure. No representation or warranty by the Grantor in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Grantor that the following representations are true and complete as of the Closing Date:

4.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.2 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s knowledge, currently threatened in writing (a) against the Purchaser, or (b) that questions the validity of this Agreement or the right of the Purchaser to enter into this Agreement, or to consummate the transactions contemplated hereby.

4.3 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Grantor, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Optional Shares will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Optional Shares.

4.4 Restricted Securities. The Purchaser understands that the Optional Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Optional Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Optional Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company does not have any obligation to register or qualify the Optional Shares for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Optional Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is not under any obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

4.5 No Public Market. The Purchaser understands that no public market now exists for the Optional Shares, and that the Company has not made any assurances that a public market will ever exist for the Optional Shares.

4.6 Legends. The Purchaser understands that the Optional Shares may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Optional Shares represented by the certificate, instrument, or book entry so legended.

4.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.8 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, shareholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Optional Shares.

4.9 Cook Islands. Neither the Purchaser nor its Affiliates is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality in the Cook Islands.

4.10 Exculpation of the Purchaser. The Purchaser acknowledges that it is not relying upon any Person, other than the Grantor, the Company and their respective officers, managers and directors, in making its investment or decision to invest in the Company.

4.11 Brokers or Finders. Neither the Purchaser, nor any Person acting on behalf of the Purchaser, has incurred any liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with this Agreement or any of the transactions contemplated hereby.

5. Covenants.

5.1 Operation of the Business of the Company and the Company Subsidiaries.

(a) Until the Closing, except as expressly consented to by the Purchaser in writing, the Grantor shall ensure, so long as the Grantor controls the Company, that the Company shall, and shall cause each subsidiary of the Company to, and thereafter use commercially reasonable efforts to ensure that the Company shall, and shall cause each subsidiary of the Company to:

(1) conduct its business only in the ordinary course of business consistent with past practice; and

(2) reasonably cooperate and confer with the Purchaser concerning matters of a material nature and otherwise report periodically to the Purchaser concerning the status of its business, operations and finances, and consider in good faith the Purchaser’s recommendations with respect to such matters.

(b) Until the Closing, except as expressly permitted by this Agreement or as otherwise expressly consented to by the Purchaser in writing, the Grantor shall ensure, so long as the Grantor controls the Company, that the Company shall, and shall cause each subsidiary of the Company to, and thereafter use commercially reasonable efforts to ensure that the Company shall, and shall cause each subsidiary of the Company not to:

(1) issue or authorize the issuance of any Shares, Rights, or other equity interests or securities, including any new or additional class or series of equity or equity-linked securities (or any securities convertible into or exercisable for any of the foregoing);

(2) institute, adopt or materially amend (or commit to institute, adopt or materially amend), except for amendments required by applicable law, any compensation or benefit plan, policy, program or arrangement applicable to any of its employees, officers, managers, directors or consultants involving the grant, award, sale or other issuance of Shares, Rights, or other equity interests or securities;

(3) amend or authorize the amendment of its certificate of formation, bylaws, Company Constitution or other applicable charter or organizational documents; or

(4) agree, whether in writing or otherwise, or commit to take or refrain from taking any action that is inconsistent with this Section 5.1.

5.2 Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement, the Grantor and the Purchaser shall use their respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to (i) obtain all authorizations, approvals, permits or waivers from, give all notices to, and make all filings with, all Governmental Authorities and regulatory bodies that are required under any law, statute, rule or regulation, (ii) obtain all other authorizations, approvals, consents or waivers from, and give all other notices to, all other Persons, (iii) effect all necessary registrations and filings including filings and submissions of information requested or required by any Governmental Authority or regulatory body that are deemed by the Grantor to be applicable to the transactions contemplated by this Agreement that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) fulfill all conditions to this Agreement.

5.3 Company Diligence. Until the Closing, the Grantor shall use reasonable best efforts to allow and assist the Purchaser to conduct all due diligence investigations relating to the Grantor and the Company which the Purchaser may reasonably require, including by providing the Purchaser with full access to its books and records for inspection by the Purchaser on reasonable notice as well as reasonable access, during business hours, to the senior management team of the Company.

5.4 Notification. Until the Closing, the Grantor shall give prompt notice to the Purchaser of (a) any fact, circumstance, event or action, the existence, occurrence or taking of which would reasonably be expected to cause any representation or warranty of the Grantor in this Agreement to be untrue or inaccurate in any material respect, and any potential or actual violation of International Anti-Corruption Laws or International Trade Laws, (b) any failure to comply with or satisfy any covenant or agreement of the Grantor under this Agreement, and (c) the failure of any condition precedent to the Purchaser’s obligations under this Agreement.

5.5 Public Announcement. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement shall be issued at such time and in such manner as the Parties may mutually agree unless such announcement is required by applicable Law or the rules and regulation of any securities exchange. The Purchaser and the Grantor shall mutually agree with each other concerning the means by which the Company, including the Company’s employees, suppliers and others having dealings with the Company or any subsidiary of the Company, will be informed of the transactions contemplated by this Agreement, and the Purchaser has the right to be present for any such communication.

5.6 Registration of Purchaser Shares.

(a) As promptly as practical after the Closing pursuant to this Agreement in which the Purchaser issues Purchaser Shares to the Grantor, the Purchaser shall either (x) prepare and file with the SEC a registration statement or (y) amend an existing, effective registration statement, in each case to cover the resale of the Purchaser Shares on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”).

(b) Notwithstanding the foregoing, if the SEC prevents Purchaser from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities, such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the SEC and in accordance with the following sentence. In such event, (i) any securities included on such

Resale Shelf that are held by persons participating in the PIPE Financing shall be included in full to the extent permitted by the SEC and (ii) all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities proposed to be registered under such Resale Shelf). Purchaser shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Purchaser is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Purchaser Shares issuable to Grantor and any shares in the capital of Purchaser issued or issuable in exchange for or with respect to any such Purchaser Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Purchaser Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Purchaser Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Purchaser Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Purchaser of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of Purchaser common stock with respect to which Purchaser has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the SEC for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the SEC.

(c) Purchaser’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Purchaser such information regarding itself, the securities of Purchaser held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Purchaser to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Purchaser may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Purchaser may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Purchaser or would require premature disclosure of information that could materially adversely affect Purchaser (each such circumstance, a “Suspension Event”); provided that Purchaser shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Purchaser (which notice shall not contain any material non-public information regarding Purchaser) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each holder of securities registered on such Resale Shelf agrees that (i) it will immediately discontinue offers and sales of the securities registered under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the holder of securities registered on such Resale Shelf receive copies of a supplemental or amended prospectus (which Purchaser agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Purchaser that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Purchaser unless otherwise required by law, subpoena or regulatory requirement.

5.7 Lock-Up. The Grantor agrees that, without the prior written consent of Purchaser (which may be granted or withheld in Purchaser’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Purchaser, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Purchaser Shares or any securities convertible into or exercisable or exchangeable for Purchaser Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Purchaser Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 5.7 shall not apply to Transfers to its members, partners, or stockholders in connection with a bona fide distribution thereof; provided, that the transferee agrees in writing to be bound by the terms of this Section 5.7 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Purchaser’s obligations under Section 5.7 shall continue during the Lock-Up Period; provided, however, that the Grantor may not effect any Transfer of Purchaser Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

5.8 Further Assurances. Subject to the other express provisions of this Agreement, upon the request of a Party made to another Party, the other Parties shall (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own expense, any other documents and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement and the transactions contemplated by this Agreement.

6. Conditions to the Purchaser’s Obligations at Closing. The obligations of the Purchaser to purchase the Optional Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by the Purchaser:

6.1 Representations and Warranties. The representations and warranties of the Grantor contained in Section 3 shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that the representations and warranties set forth in Section 3.1 (Organization, Good Standing, Corporate Power and Qualification), Section 3.2 (Authorization), Section 3.3 (Valid Title of Optional Shares), Section 3.4 (Governmental Consents and Filings) and Section 3.6 (Compliance with Other Instruments), and any representation or warranty of the Grantor that is qualified as to materiality or similar qualification shall be true and correct in all respects as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

6.2 Performance. The Grantor shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Grantor on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

6.3 Compliance Certificate. The Grantor shall deliver to the Purchaser at the Closing a certificate certifying that the conditions specified in Section 6.1 and Section 6.2 of this Agreement have been fulfilled.

6.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

6.5 Secretary’s Certificate. The Grantor shall have delivered to the Purchaser at the Closing a certificate certifying (a) resolutions of the Grantor Board of Managers approving this Agreement and the transactions contemplated hereunder, and (b) resolutions of the members of the Grantor approving this Agreement.

6.6 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

6.7 Exploration License. The Exploration License shall be in full force and effect, and the Grantor shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of the foregoing.

6.8 Go Public Transaction. The Go Public Transaction shall have been consummated.

7. Conditions to the Grantor’s Obligations at Closing. The obligation of the Grantor to sell the Optional Shares to the Purchaser at the Closing is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived (in whole or in part) by the Grantor:

7.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 of this Agreement shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

7.2 Performance. The Purchaser shall have performed and complied with in all material respects all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

7.3 Compliance Certificate. The Purchaser shall deliver to the Grantor at the Closing a certificate certifying that the conditions specified in Section 7.1 and Section 7.2 of this Agreement have been fulfilled.

7.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cook Islands that are required in connection with the lawful sale of the Optional Shares pursuant to this Agreement and (b) of the Authority, as applicable, shall be obtained and effective as of the Closing.

8. Termination

8.1 Termination by the Parties. This Agreement may be terminated at any time:

(a) by the mutual written consent of the Grantor and the Purchaser;

(b) by the Purchaser by written notice to the Grantor if:

(1) the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Grantor pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1 or Section 6.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Grantor on or prior to the Closing Date;

(2) any of the conditions set forth in Section 6 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing Date; or

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Purchaser may not terminate this Agreement under this Section 8.1(b)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

(c) by the Grantor by written notice to the Purchaser if:

(1) the Grantor is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 or Section 7.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Purchaser on or prior to the Closing Date;

(2) any of the conditions set forth in Section 7 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Grantor to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing Date;

(3) if the Closing has not occurred by the Outside Date; provided, however, that the Grantor may not terminate this Agreement under this Section 8.1(c)(3) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; or

(d) by the Purchaser or the Grantor in the event that:

(1) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(2) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Section 8, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:

(a) as set forth in this Section 8 and in Section 9 hereof;

(b) that nothing herein shall relieve any Party hereto from liability for any intentional breach of any provision hereof; and

(c) termination of this Agreement shall not have any effect on any sale and purchase of Optional Shares consummated by the Parties prior to the effectiveness of such termination.

9. Miscellaneous.

9.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Grantor and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or the Grantor.

9.2 Successors and Assigns. The Grantor may not assign any rights under this Agreement, whether by operation of law or otherwise, without the prior written consent of the Purchaser. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Subject to the foregoing, the terms and conditions of this

Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3 Governing Law. This Agreement shall be governed by the internal law of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

9.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Notwithstanding anything herein to the contrary, a signed copy of this Agreement delivered by email or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.5 Interpretation and Construction. In the negotiation of this Agreement, each Party has received advice from its own attorney. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any Party because that Party or its attorney drafted the provision. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The headings of Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “asset” and “property” shall be construed to have the same meaning and effect. Where this Agreement states that a Party “shall,” “will,” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Unless otherwise provided in this Agreement, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” shall be deemed references to the United States dollar.

9.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt, in each case to the respective Parties at their address or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Parties):

If to the Grantor:

CIC LLC

1603 Sunshine Dr.

Clearwater, FL 33765

Attention: Gregory P. Stemm

Email: shiprexx@gmail.com

with a copy (which will not constitute notice) to:

James A. Schmidt, PA

2904 West Bay to Bay Blvd.

Tampa, FL 33629

Attention: James A. Schmidt, Esq.

Email: jas@schmidtlawoffice.com

If to the Purchaser:

Odyssey Marine Exploration, Inc.

205 S. Hoover Blvd.

Suite 210

Tampa, Florida 33609

Attention: Legal Department

Email: legal@odysseymarine.com

with a copy (which will not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention: Rory B. O’Halloran; Christopher Glenn

Email: Rory.OHalloran@aoshearman.com; Christopher.Glenn@aoshearman.com

9.7 No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Grantor from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Grantor agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Grantor or any of its respective officers, employees or representatives is responsible.

9.8 Expenses. Each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

9.9 Attorneys’ Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Parties. Any amendment or waiver effected in accordance with this Section 9.10 shall be binding upon the Purchaser and each transferee of the Optional Shares, each future holder of the Optional Shares and the Grantor.

9.11 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way, and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

9.13 Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among the Parties are expressly canceled.

9.14 Dispute Resolution. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts sitting in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts sitting in the State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.15 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Option Agreement as of the date first written above.

GRANTOR:

CIC LLC, a Florida limited liability company

By:	/s/ Gregory P. Stemm

Name:	Gregory P. Stemm
Title:	Chairman of the Board of Managers

PURCHASER:

ODYSSEY MARINE EXPLORATION, INC., a Nevada corporation

By:	/s/ Mark D. Gordon

Name:	Mark D. Gordon
Title:	Chairman and Chief Executive Officer

ANNEX I

Execution Version

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT (this “Agreement”), is made as of March [●], 2026 (the “Effective Date”), by and among Ocean Minerals, LLC, a Cayman Islands limited liability company (“OML”), and American Ocean Minerals Corporation, a Delaware corporation, or its designee (the “Purchaser”). Each of OML and the Purchaser is referred to individually herein as a “Party” and, collectively, as the “Parties.” Certain defined terms used in this Agreement have the meanings set forth or referenced in Section 2 of this Agreement.

RECITALS

WHEREAS, OML desires to sell to the Purchaser, and the Purchaser desires to acquire from OML, the Purchased Units (as defined below) on the terms and conditions set forth herein.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Purchase and Sale of Membership Interest Units.

1.1 Sale and Issuance of Membership Interest Units. On the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to purchase and OML agrees to sell and issue to the Purchaser an aggregate of 977,995 Membership Interest Units (the “Purchased Units”) for the purchase price of Twenty Million U.S. Dollars ($20,000,000) (the “Purchase Price”).

1.2 Option to Acquire Additional Membership Interest Units.

(a) Optional Units; Ownership Threshold. On the terms and subject to the conditions set forth in this Agreement, at any time and from time to time following the Initial Closing (as defined below), the Purchaser may purchase, at its election in its sole and absolute discretion, and OML agrees to sell and issue to the Purchaser, up to such number of additional Membership Interest Units (the “Optional Units”) as shall be necessary for the Purchaser to hold, in the aggregate, at least sixty-seven percent (67%) of the outstanding Membership Interest Units, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights, subject to the valuation and pricing provisions set forth in this Section 1.2.

(b) Optional Unit Price. The purchase price for each Optional Unit (the “Unit Price”) shall be equal to $20.45 per share for any Closing that occurs prior to September 30, 2026. Otherwise, the Unit Price for each Optional Unit shall be equal to the Fair Market Valuation divided by the Fully Diluted Membership Interest Units, where: (i) “Fair Market Valuation” means the pre-money equity valuation of OML determined in accordance with Section 1.2(c) of this Agreement; provided that, unless otherwise agreed in writing by OML, the Fair Market Valuation shall not result in a Unit Price less than $20.45 per Optional Unit; and (ii) “Fully Diluted Membership Interest Units” means, as of the Valuation Date, the total number of issued and outstanding Membership Interest Units, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights.

(c) FMV-Based Valuation. Subject to the Purchaser’s election pursuant to Section 1.2(a) of this Agreement, the Fair Market Valuation shall be determined by an independent valuation firm mutually agreed by the Parties (the “Independent Valuation Firm”), provided that the Purchaser’s election may be contingent upon its decision to proceed following the Independent Valuation Firm’s determination of the Fair Market Valuation. If the Parties fail to agree on an Independent Valuation Firm within ten (10) days of the election, each Party shall nominate one qualified valuation firm, and those two firms shall jointly appoint a third qualified valuation firm to serve as the Independent Valuation Firm within ten (10) days thereafter. The Independent Valuation Firm shall determine the Fair Market Value using market-based pricing inputs, including forward price curves, benchmark indices, agreed discount factors, and other economic inputs it deems appropriate, and shall reflect the fair market value of OML on a going-concern basis, excluding transaction-specific synergies. The resulting valuation shall be final and binding absent manifest error. The Parties shall provide the Independent Valuation Firm with reasonable access to all relevant information and shall use reasonable efforts to cause the Independent Valuation Firm to deliver a written report within thirty (30) days of engagement. The fees and expenses of the Independent Valuation Firm shall be shared equally by OML and the Purchaser.

1.3 Closings; Delivery.

(a) On the Effective Date, the Purchaser shall pay to OML an advance of $7,500,000 as a non-refundable advance against the Purchase Price (the “Advance”) and OML shall in exchange therefor sell and issue to the Purchaser 366,748 of the Purchased Units (the “Advance Units”). On the Effective Date, (i) OML shall deliver to the Purchaser a certificate representing the Advance Units, or other evidence of the issuance of such Membership Interest Units to the Purchaser in accordance with the Effective Date Company Agreement, and (ii) the Purchaser shall deliver to OML the Advance by wire transfer of immediately available funds to an account designated in writing by OML to the Purchaser (the “Advance Closing”).

(b) The closing of the purchase and sale of the Purchased Units (the “Initial Closing”) shall take place remotely by electronic exchange of executed documents and wire transfer of immediately available funds no later than the earlier of (i) the first Business Day following the date on which both the Go Public Transaction and Exchange Transaction have been consummated, or (ii) September 30, 2026, provided that, by written notice from the Purchaser to OML, the Purchaser may specify an earlier date for the Initial Closing (any such date for the Initial Closing, the “Initial Closing Date”). Subject to the terms and conditions of this Agreement, on the Initial Closing Date, the Purchaser shall purchase from OML, and OML shall sell and issue to the Purchaser, the Purchased Units, less the number of Advance Units, and the Purchaser shall pay to OML the Purchase Price, less the amount of the Advance.

(c) If the Purchaser desires to purchase all or any portion of the Optional Units following the Initial Closing Date, the Purchaser shall deliver a notice (an “Option Notice”) to that effect to OML. Any Option Notice shall set forth (i) the number of Optional Units that the Purchaser desires to purchase, (ii) the applicable Unit Price and (iii) the date (which shall be a Business Day not less than five (5) Business Days after delivery of the Option Notice) on which the Purchaser desires to consummate the purchase and sale of such Optional Units. The closing of the purchase and sale of any Optional Units (each such closing, an “Optional Closing”) shall take place remotely by the electronic exchange of executed documents and wire transfer of immediately available funds on one or more dates (each, an “Optional Closing Date”). Each Optional Closing Date shall be the Business Day indicated by the Purchaser to OML in the Option Notice or such other date as may be agreed by the Parties in writing. On each Optional Closing Date, subject to the terms and conditions of this Agreement, the Purchaser shall purchase and OML shall sell and issue to the Purchaser the number of Optional Units indicated by the Purchaser in the applicable Option Notice, and the Purchaser shall pay to OML an amount equal to the applicable Unit Price multiplied by the number of Optional Units being purchased and sold on such Optional Closing Date (the “Optional Unit Purchase Price”).

(d) At each Closing, (i) OML shall deliver to the Purchaser (A) a certificate representing the Purchased Units or the Optional Units, as applicable, or other evidence of the issuance of such Membership Interest Units to the Purchaser in accordance with the Effective Date Company Agreement or Fourth Amended and Restated Company Agreement, as applicable, and (B) the other documents contemplated for delivery by

OML pursuant to Section 6 of this Agreement, and (ii) the Purchaser shall deliver to OML (A) the applicable portion of the Purchase Price or Optional Unit Purchase Price for such Closing by wire transfer of immediately available funds to an account designated in writing by OML to the Purchaser, and (B) with respect to the Initial Closing, the Interim Company Agreement Amendment duly executed by the Purchaser and the other documents contemplated for delivery by the Purchaser pursuant to Section 7 of this Agreement.

1.4 Certain Adjustments. In the event of changes in the outstanding Membership Interest Units by reason of unit dividend, unit split-up, recapitalization, reclassification, combination or exchange of units, separation, reorganization, liquidation, or similar capital events, the number and class of the Purchased Units and the Optional Units and the Purchase Price and the Unit Price, each as applicable, shall be correspondingly adjusted to give the Purchaser, upon the purchase of any Purchased Units or any Optional Units, as applicable, for the same aggregate Purchase Price or Unit Price, as applicable, the total number, class, and kind of Membership Interest Units or other equity securities of OML as the Purchaser would have owned had such Purchased Units or any Optional Units been purchased prior to the event and had the Purchaser continued to hold such Purchased Units or any Optional Units until after the event requiring adjustment.

1.5 Use of Proceeds. OML shall use the proceeds from the sale of the Purchased Units and the Optional Units for exploration and other activities in accordance with the Exploration License, including the “Proposed Work Plan” set forth therein, activities required to obtain the Pre-Feasibility Study, maintenance and operation of the Anuanua Moana vessel and other exploration equipment, and for other general corporate purposes materially in accordance with its budgets prepared pursuant to Section 9.1 of the Effective Date Company Agreement.

2. Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory, or otherwise, whether at law or in equity.

(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, manager or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c) “Authority” means the Cook Islands Seabed Minerals Authority.

(d) “Business Day” means any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York.

(e) “Closing” means the Advance Closing, the Initial Closing or an Optional Closing, as applicable.

(f) “Code” means the United States Internal Revenue Code of 1986, as amended.

(g) “Company Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by OML or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(h) “Data Room” means the electronic data room containing documents and materials maintained by OML and hosted by SharePoint in connection with the transactions contemplated by this Agreement. Where this Agreement states that documents or materials have been “made available in the Data Room” it means that such documents and materials have been uploaded to the Data Room and are accessible by the Purchaser and their respective employees, agents, consultants, advisors and representatives as of the close of business not less than three (3) Business Days prior to the Effective Date.

(i) “Effective Date Company Agreement” means the Third Amended and Restated Limited Liability Company Agreement, dated February 27, 2024, of the Company, as amended by the Interim Company Agreement Amendment.

(j) “Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(k) “Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification, and injunctive relief) arising out of, based on or resulting from: (i) the presence, release of, or exposure to, any Hazardous Substances; or (ii) any actual or alleged non-compliance with any Environmental Law.

(l) “Environmental Laws” means any law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substances; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(m) “Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law.

(n) “Equity Exchange Agreement” means an Equity Exchange Agreement to be entered into on the Initial Closing Date among a publicly traded entity with shares listed on a recognized stock exchange in the United States and certain members of OML in the form annexed hereto as Exhibit B.

(o) “Exchange Transaction” means (i) the transactions contemplated by the Equity Exchange Agreement and (ii) the exchange of outstanding Unit Options of OML for options to purchase shares of common stock of the same issuer for which Membership Interest Units are exchanged under the Equity Exchange Agreement.

(p) “Exploration License” means the exploration license pursuant to and in accordance with the Seabed Minerals Act on February 23, 2022, granting Moana the exclusive rights to explore for polymetallic nodules within the area as specified in the Exploration License, for a period determined by the Minister in accordance with the Seabed Minerals Act, with the ability to apply for successive renewals, and otherwise in the form of the model exploration license set forth in Schedule 8 of the Exploration Regulations, without any conditions or restrictions other than such conditions or restrictions reasonably acceptable to the Purchaser acting in good faith, including all documents filed in connection with the application for the Exploration License.

(q) “Exploration Regulations” means the Cook Islands Seabed Minerals (Exploration) Regulations 2020.

(r) “FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

(s) “Final Closing” shall mean a Closing that results in the Purchaser becoming the holder of an aggregate of at least sixty-seven percent (67%) of the outstanding Membership Interest Units, assuming full conversion or exercise of all outstanding options, warrants, convertible securities, or similar rights. For purposes of clarity, the Initial Closing shall be deemed to be the Final Closing as long as the Exchange Transaction has been fully consummated on or before the date of the Initial Closing, thereby resulting in the satisfaction of the ownership condition of the preceding sentence to be satisfied.

(t) “Fourth Amended and Restated Company Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of OML to be entered into on the date of the Final Closing in the form annexed hereto as Exhibit A.

(u) “GAAP” means United States generally accepted accounting principles in effect from time to time.

(v) “Government Official” means (i) any elected or appointed official (whether in the military, executive, legislative, or judicial branches of government) of a local, state, provincial, regional or national government (or of any department or agency of those types of government bodies), (ii) any government employee, part-time or full-time government worker, or anyone “acting in an official capacity” (i.e., acting under a delegation of authority from a government to carry out government responsibilities), (iii) any political party member, political party official, or candidate for political office, (iv) any official or employee of a public international organization such as the World Bank or United Nations, or of any department or agency of those types of organizations, or (v) any official, representative, or employee of a company that is under even partial ownership or control by a government.

(w) “Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental or quasi-governmental authority, agency, board, bureau, commission, department, court, tribunal, or other instrumentality, or any regulatory, administrative or other body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(x) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

(y) “Go Public Transaction” means a transaction, or series of transactions, whereby either the shares in the capital stock of the Purchaser are listed on a recognized stock exchange in the United States, or all, but not less than all, of the issued and outstanding shares in the capital stock of the Purchaser have been acquired by a publicly traded entity with shares listed on a recognized stock exchange in the United States.

(z) “Hazardous Substances” means any substances, materials, or wastes that, because of their quantity, concentration, or physical, chemical, or infectious characteristics, may pose a present or potential hazard to human health or the environment when improperly used, stored, treated, disposed of, generated, manufactured, transported, or otherwise handled.

(aa) “IFRS” means International Financial Reporting Standards, as in effect from time to time, applied on a consistent basis.

(bb) “Interim Company Agreement Amendment” means the First Amendment to Third Amended and Restated Limited Liability Company Agreement of OML to be entered into on the Effective Date in the form annexed hereto as Exhibit D.

(cc) “International Anti-Corruption Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ anti-bribery, anti-corruption, and anti-money laundering laws, including the FCPA.

(dd) “International Trade Laws” means all applicable United States, United Kingdom, European Union and other applicable jurisdictions’ economic sanctions, export control, and import and customs laws.

(ee) “knowledge” including the phrase “to OML’s knowledge”, means the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of Hans Smit, John Halkyard, David Huber, David Keddington, Karl Winter, Laurie Meyer, Gary van Eck, and Jayesh Porwal.

(ff) “Law” means any international, national, federal, state, provincial or local law, constitution, treaty, convention, statute, Governmental Order, ordinance, code, rule or regulation, or common law in each case, of any Governmental Authority of competent authority and jurisdiction.

(gg) “Licensed Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing in which OML holds exclusive or non-exclusive rights or interests granted by license from other Persons, and in any and all such cases that used by OML or its subsidiaries in the conduct of their business and/or as currently proposed to be conducted.

(hh) “Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that has, or could reasonably be expected to have, either individually or in the aggregate with all other events, occurrences, facts, conditions, changes or effects, a material adverse effect on the business, assets (including intangible assets), liabilities, condition (financial or otherwise), property or results of operations of OML and its subsidiaries taken as a whole, or the ability of OML to consummate timely the transactions contemplated by this Agreement, but shall exclude any event, occurrence, fact, condition, change or effect, resulting from: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which OML operates; (iii) any changes in financial, banking or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action taken (or omitted to be taken) at the written request of the Purchaser; (vi) any changes in applicable Laws or accounting rules; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) any failure by OML to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that in the case of each of the foregoing clauses (i), (ii), (iii), (iv) and (vi) any such event, occurrence, fact, condition, change or effect shall not be excluded to the extent that it has or would reasonably be expected to have a disproportionate adverse effect on the business, financial condition or results of operations of OML and its subsidiaries, taken as a whole, relative to that of other companies operating in the same industries in which OML operates.

(ii) “Membership Interest Units” means Units (as that term is defined in the Effective Date Company Agreement).

(jj) “Minister” means the responsible Minister under the Seabed Minerals Act.

(kk) “Moana” means Moana Minerals Limited, a Cook Islands registered company.

(ll) “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

(mm) “Outside Date” means 11:59 p.m. (New York time) on June 30, 2026, or such other date as the Parties may mutually agree.

(nn) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(oo) “Pre-Feasibility Study” means a pre-feasibility study submitted in accordance with the Exploration License.

(pp) “Restricted Party” means any Person (i) included on one or more Restricted Party Lists, or (ii) owned by or acting on behalf of a Person included on one or more Restricted Party Lists.

(qq) “Restricted Party List” includes (i) the list of sanctioned entities maintained by the United Nations, (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, all administered by OFAC, (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (iv) the consolidated list of Persons, Groups and Entities subject to European Union Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy, and (v) similar lists of restricted parties maintained by other applicable governments.

(rr) “Right” means any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class of OML or any OML Subsidiary, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.

(ss) “Seabed Minerals Act” means the Cook Islands Seabed Minerals Act 2019, as amended, and all regulations promulgated thereunder, including the Exploration Regulations.

(tt) “Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

(uu) “Transaction Agreements” means this Agreement, the Interim Company Agreement Amendment, the Fourth Amended and Restated Company Agreement, and the Equity Exchange Agreement.

(vv) “Transocean” means Transocean Minerals Holdings Limited, a Bermuda exempted company.

(ww) “Transocean Loan” means the amended and restated loan agreement for aggregate principal amount of $9,818,159 among Kiva Marine Limited, a wholly owned subsidiary of OML, as borrower, Transocean, as lender, and OML, as guarantor, dated February 6, 2024, as amended by that certain first amendment to amended and restated loan agreement dated as of February 6, 2025, and as further amended by that certain second amendment to amended and restated loan agreement dated as of July 16, 2025, and as may be further amended from time to time.

(xx) “Transocean Loan Purchase Agreement” means that certain loan purchase agreement, dated as of the date hereof, by and between the Purchaser and Transocean.

(yy) “Valuation Date” means the date on which a Fair Market Valuation is determined.

3. Representations and Warranties of OML. OML hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Effective Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 3, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 3 only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

3.1 Organization, Good Standing, Limited Liability Company Power and Qualification. OML is a limited liability company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted. OML is duly qualified to transact business and is in good standing in each jurisdiction in which it does business.

3.2 Capitalization.

(a) The authorized capital of OML consists, immediately prior to the Initial Closing, solely of 10,000,000 Membership Interest Units, 4,689,434 of which are issued and outstanding immediately prior to the Initial Closing. All of the outstanding Membership Interest Units have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. No other class of member interest units has been authorized.

(b) OML has reserved 517,312 Membership Interest Units for issuance to officers, managers, employees and consultants pursuant to the Ocean Minerals, LLC 2022 and 2024 Unit Option Plans duly adopted by the Board of Managers of OML (collectively, the “OML Option Plan”). Of such reserved Membership Interest Units, options to purchase 517,312 Membership Interest Units have been granted and are currently outstanding (“Unit Options”), and no Membership Interest Units remain available for issuance to officers, managers, employees and consultants pursuant to the OML Option Plan. OML has made available to the Purchaser complete and accurate copies of the OML Option Plan and each option award agreement pursuant to which such options were issued thereunder. Except for the foregoing options, there are no warrants or any other securities exercisable to acquire, or convertible into, Membership Interest Units of OML issued and outstanding.

(c) Section 3.2(c) of the Disclosure Schedule sets forth the capitalization of OML, including the number of Membership Interest Units and the record and beneficial holders thereof of the following: (i) issued and outstanding Membership Interest Units; and (ii) outstanding Membership Interest Unit options, including vesting schedule and exercise price. Except for the Membership Interest Units and Rights described in Section 10.2(b) of this Agreement and Section 3.2(c) of the Disclosure Schedule, and except for the Membership Interest Units issuable upon the conversion of the Transocean Loan, there are no outstanding Rights with respect to any Membership Interest Units or other equity interest or other security of any class of OML.

(d) None of OML’s Membership Interest Unit purchase agreements or OML Membership Interest Unit option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including, without limitation, in the case where the OML Option Plan is not assumed in an acquisition. OML has never adjusted or amended the exercise price of any OML Membership Interest Unit options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Effective Date Company Agreement, OML has no obligation (contingent or otherwise) to purchase or redeem any of its Membership Interest Units.

(e) To OML’s knowledge, any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which OML makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To OML’s knowledge, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f) OML has obtained valid waivers of any Rights by other parties to purchase any of the Membership Interest Units covered by this Agreement.

3.3 Subsidiaries.

(a) Other than the entities set forth in Section 3.3(a) of the Disclosure Schedule (each, an “OML Subsidiary”), OML does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. OML is not a participant in any joint venture, partnership or similar arrangement.

(b) Section 3.3(b) of the Disclosure Schedule sets out the form of entity and jurisdiction of incorporation or organization for each OML Subsidiary. Each of the OML Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or formation. Each OML Subsidiary has all requisite company power and authority to carry on its business as now conducted and as presently proposed to be conducted. Each OML Subsidiary is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. All of the outstanding equity securities of each of the OML Subsidiaries are owned beneficially and of record by OML, free and clear of any liens, charges, restrictions, claims or encumbrances of any nature whatsoever, and there are no outstanding Rights with respect to any equity interest or other security of any class of any OML Subsidiary.

3.4 Authorization. All company action required to be taken by OML’s Board of Managers and members in order to authorize OML to enter into the Transaction Agreements and to perform its obligations thereunder has been taken. All action on the part of the officers of OML necessary for the execution and delivery of the Transaction Agreements, the performance of all of its obligations thereunder, and the issuance and delivery of the Purchased Units and Optional Units has been taken. The Transaction Agreements, when executed and delivered by OML, shall constitute valid and legally binding obligations of OML, enforceable against OML in accordance with their respective terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.5 Valid Issuance of Purchased Units and Optional Units. The Purchased Units, including the Advance Units, and the Optional Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in Section 4 of this Agreement, the Purchased Units, including the Advance Units, and the Optional Units will be issued in compliance with all applicable federal and state securities laws.

3.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchaser in Section 4 of this Agreement, and except as set forth on Section 3.6 of the Disclosure Schedule, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of OML in connection with the consummation of the transactions contemplated by this Agreement or the Equity Exchange Agreement.

3.7 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to OML’s knowledge, currently threatened in writing (a) against OML or any OML Subsidiary, or any officer, manager or director of OML or an OML Subsidiary arising out of their employment or board relationship with OML or applicable OML Subsidiary or (b) that questions the validity of the Transaction Agreements or the Equity Exchange Agreement or the right of OML to enter into them, or to consummate the transactions contemplated thereby. Neither OML nor, to OML’s knowledge, any OML Subsidiary, or any of OML or OML Subsidiary’s officers, managers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, managers or directors, such as would adversely affect OML). There is no action, suit, proceeding or investigation by OML or an OML Subsidiary pending or which OML or an OML Subsidiary intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to OML or an OML Subsidiary) involving the prior employment of any of OML’s or an OML Subsidiaries’ employees, their services provided in connection with OML’s or OML’s Subsidiaries’ business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.8 Compliance with Other Instruments. OML is not in violation or default (a) of any provisions of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of law, statute, rule or regulation applicable to OML, the violation of which would be materially adverse to OML. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of OML or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to OML or any OML Subsidiary.

3.9 Agreements; Actions.

(a) Except for the Transaction Agreements, the Transocean Loan and the debt for which OML is a guarantor as described in Section 3.9(a) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which OML is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, OML in excess of $250,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from OML, (iii) the grant of rights to manufacture, supply, service or operate any vessel or other equipment in connection with the exploration, development or extraction of offshore mineral resources, or (iv) indemnification by OML with respect to infringements of proprietary rights.

(b) OML has not (i) declared or paid any distributions, or authorized or made any distribution upon or with respect to any of its equity securities, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $250,000 or in excess of $1,000,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business. For the purposes of (a) and (b) of this Section 3.9, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons OML has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(c) OML has not received notice of a default and is not in default under, or with respect to, or in breach of, any material contractual obligation nor does any condition exist that with notice or lapse of time or both would constitute a default or breach thereunder. All contracts are valid, subsisting, in full force and effect and binding upon OML and the other parties thereto, and OML has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder, except to the extent that the failure of any such payment or liability would not have a Material Adverse Effect. To OML’s knowledge, no other party to any such contract is in default or breach thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default or breach by such other party thereunder, except, to the extent that such default or breach would not have a Material Adverse Effect.

3.10 Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and standard confidentiality agreements, (ii) standard director and officer indemnification agreements approved by the Board of Managers and made available in the Data Room, (iii) contracts with consultants providing services to OML approved by the Board of Managers and made available in the Data Room, (iv) the purchase of Membership Interest Units and the issuance of options to purchase Membership Interest Units, in each instance, approved in the written minutes of the Board of Managers made available in the Data Room, and (v) the Transaction Agreements, there are no agreements, understandings or proposed transactions between OML and any of its officers, managers, directors, employees or consultants, or any Affiliate thereof.

(b) Except as set forth in Section 3.10(b) of the Disclosure Schedule, OML is not indebted, directly or indirectly, to any of its managers, directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. To OML’s knowledge, none of OML’s managers, directors, officers, employees, consultants who are also members of OML, or any members of any such person’s immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to OML or, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of OML’s customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which OML is affiliated or with which OML has a business relationship (other than the ownership interest of certain members of OML in Deep Reach Technology, Inc.), or any firm or corporation which competes with OML (collectively “Conflict of Interest”); provided, however, that the ownership by any managers, directors, officers or employees of OML, or members of the immediate family of any of the foregoing of (x) not more than two percent (2%) of the outstanding capital stock of publicly traded companies that may compete with OML, or (y) a financial interest in any contract with OML shall not be deemed a Conflict of Interest.

3.11 Rights of Registration and Voting Rights. OML is not under any obligation to register under the Securities Act or similar Law of any other jurisdiction any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To OML’s knowledge, no member of OML has entered into any agreements with respect to the voting of Membership Interest Units or other equity securities of OML other than as set forth in OML’s company agreement as currently in effect.

3.12 Tax Matters.

(a) OML has filed, or caused to be filed on its behalf, on a timely basis all income tax returns and all material non-income tax returns required to be filed by it (after giving effect to any extensions that have been requested by, and granted to such Person by the applicable taxing authority) and all such tax returns were true, correct and complete in all material respects. OML has paid or caused to be paid on its behalf all income taxes and all material non-income taxes required to be paid by it. OML (i) has not executed or granted any waiver or agreed to any extension with respect to any statute of limitations on the assessment or collection of any material tax and (ii) does not have any power of attorney in effect with respect to any taxes.

(b) OML has withheld all material taxes from payments to any applicable Person and timely paid such taxes to the appropriate taxing authority in compliance with all applicable laws.

(c) OML has not applied to any taxing authority for any tax ruling, including any application for a private letter ruling that has been withdrawn.

(d) No taxing authority has asserted any deficiency or assessment, or proposed any adjustment, of any material taxes against OML that has not been fully resolved. No claim has been made in writing by any taxing authority in a jurisdiction where OML does not file tax returns that OML is or may be subject to taxation by that jurisdiction.

(e) OML has not participated in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the income tax regulations promulgated under the Code.

(f) On February 26, 2022, OML made a valid election on U.S. Internal Revenue Service Form 8832 to be classified as a disregarded entity for U.S. federal income tax purposes, effective December 23, 2021. From December 23, 2021, until January 1, 2022 (the “Unit Exchange Date”), OML was classified as a disregarded entity for U.S. federal income tax purposes. At all times since the Unit Exchange Date, OML has been classified as a partnership for U.S. federal income tax purposes.

(g) OML has provided the Purchaser with true, correct and complete copies of any and all opinions, memoranda, or slide decks it has obtained from its advisors regarding tax planning or tax exposure matters of, or with respect to, OML.

3.13 Company Documents. The certificate of registration and limited liability company agreement of OML (and each other applicable charter or organizational documents in the case of each OML Subsidiary) are in the form made available in the Data Room. The copy of the minute books of OML made available in the Data Room contains minutes of all meetings of managers, directors and members and all actions by written consent without a meeting by the managers, directors and members since the date of formation and accurately reflects in all material respects all actions by the managers, directors (and any committee of managers and directors) and members.

3.14 International Anti-Corruption and International Trade Laws. OML, its personnel and anyone acting on behalf of OML, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. OML has not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. To OML’s knowledge, there has been no violation of International Anti-Corruption Laws or International Trade Laws. OML further represents that it has maintained, and has caused each of OML Subsidiary and each of its Affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with International Anti-Corruption Laws and International Trade Laws and to ensure that all books and records of OML accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither OML nor any of its officers, managers or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

3.15 Government Official Ownership. No Government Official (a) directly or indirectly owns any equity or other interest in OML (including, but not limited to, debt that is convertible into equity, call rights, or employment or other agreements that provide for compensation in equity), or (b) serves as a director, officer, agent, or other representative of OML.

3.16 Export Control Laws. OML has conducted all export transactions in accordance with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the United States Foreign Investment Risk Review Modernization Act of 2018 and the regulations administered OFAC, and the export control laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) OML has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) OML is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or, to OML’s knowledge, threatened claims against OML with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to OML’s exports; and (e) there are no actions, conditions, or circumstances pertaining to OML’s export transactions that would reasonably be expected to give rise to any material future claims. Neither OML nor any OML Subsidiary, nor any of OML’s or any OML Subsidiary’s respective Affiliates, managers, directors, officers, members, stockholders, employees, or, to OML’s knowledge, agents, has been (i) added to any Restricted Party List, (ii) debarred or otherwise excluded or declared ineligible to participate in government agreements, grants, or other programs financed in whole or in part by any United States federal government entity, or (iii) under investigation by any government agency or organization relating to potential violations of applicable laws. OML has not engaged in any business with or in, provided any services to or in, or used any funds to contribute to or finance the activities of or in, any Restricted Party.

3.17 Financial Statements. Complete copies of OML’s unaudited consolidated financial statements, consisting of the balance sheet of OML as at December 31 in each of the years 2023, 2024 and 2025 and the related statements of income and retained earnings, members’ equity, and cash flow for the years then ended (the “Financial Statements”) have been made available in the Data Room. The Financial Statements for OML and Moana Minerals Inc. have been prepared in accordance with GAAP and the Financial Statements of each OML Subsidiary formed in the Cook Islands have been prepared in accordance with IFRS applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of OML, and fairly present in all material respects the financial condition of OML as of the respective dates they were prepared and the results of the operations of OML for the periods indicated. The unaudited balance sheet of OML as of December 31, 2024, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” OML maintains a standard system of accounting established and administered in accordance with GAAP.

3.18 Undisclosed Liabilities. Except as set forth in Section 3.18 of the Disclosure Schedule, OML has no liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise, except (a) those that are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, and (b) those that have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

3.19 Absence of Certain Changes, Events, and Conditions. Since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice or as set forth in Section 3.19 of the Disclosure Schedule, there has not been, with respect to OML, any event, occurrence, or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.20 Intellectual Property.

(a) Section 3.20(a) of the Disclosure Schedule lists all Company Intellectual Property that is either (i) subject to any issuance, registration, application, or other filing by, to, or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names, and copyrights, issued and reissued patents, and pending applications for any of the foregoing; or (ii) used in or necessary for OML’s current or planned business or operations. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.

(b) OML owns, exclusively or jointly with other Persons, all right, title, and interest in and to the Company Intellectual Property, free and clear of Encumbrances. OML is in full compliance with all legal requirements applicable to the Company Intellectual Property and OML’s ownership and use thereof.

(c) Section 3.20(c) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements whereby OML is granted rights, interests, and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is used in or necessary for OML’s current or planned business or operations. All such agreements are valid, binding, and enforceable between OML and the other parties thereto, and OML and such other parties are in full compliance with the terms and conditions of such agreements.

(d) The Company Intellectual Property and Licensed Intellectual Property as currently or formerly owned, licensed, or used by OML or proposed to be used, and OML’s conduct of its business as currently and formerly conducted and proposed to be conducted have not, do not, and will not infringe, violate, or misappropriate the intellectual property of any Person. OML has not received any communication, and no Action has been instituted, settled or, to OML’s knowledge, threatened that alleges any such infringement, violation, or misappropriation, and none of the Company Intellectual Property are subject to any outstanding Governmental Order.

(e) Section 3.20(e) of the Disclosure Schedule lists all licenses, sublicenses, and other agreements pursuant to which OML grants rights or authority to any Person with respect to any Company Intellectual Property or Licensed Intellectual Property. All such agreements are valid, binding, and enforceable between OML and the other parties thereto, and OML and such other parties are in full compliance with the terms and conditions of such agreements. No Person has infringed, violated, or misappropriated, or is infringing, violating, or misappropriating, any Company Intellectual Property.

3.21 Exploration License. The Exploration License is valid and in full force and effect. All fees and charges with respect to such Exploration License as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of the Exploration License.

3.22 Environmental Matters. OML is currently and has been in compliance with all Environmental Laws and has not received from any Person any: (a) Environmental Notice or Environmental Claim; or (b) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing.

3.23 Compliance with Laws. OML has complied, and is now complying, in all material respects with all Laws applicable to it or its business, properties, or assets.

3.24 Full Disclosure. No representation or warranty by OML in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to the Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to OML that the following representations are true and complete as of the date of the Closing:

4.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements to which it is a party. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.2 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Purchaser’s knowledge, currently threatened in writing (a) against the Purchaser, or (b) that questions the validity of the Transaction Agreements or the right of the Purchaser to enter into them, or to consummate the transactions contemplated thereby.

4.3 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to OML, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Purchased Units will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchased Units.

4.4 Disclosure of Information. The Purchaser has had an opportunity to discuss OML’s business, management, financial affairs and the terms and conditions of the offering of the Purchased Units with OML’s management and has had an opportunity to review OML’s facilities. The foregoing, however, does not limit or modify the representations and warranties of OML in Section 3 of this Agreement or the right of the Purchaser to rely thereon.

4.5 Restricted Securities. The Purchaser understands that the Purchased Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Purchased Units are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Purchased Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that OML does not have any obligation to register or qualify the Purchased Units for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchased Units, and on requirements relating to OML which are outside of the Purchaser’s control, and which OML is not under any obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

4.6 No Public Market. The Purchaser understands that no public market now exists for the Membership Interest Units, and that OML has not made any assurances that a public market will ever exist for the Membership Interest Units.

4.7 Legends. The Purchaser understands that the Purchased Units may be notated with one or all of the following legends:

“THE UNITS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to the Purchased Units represented by the certificate, instrument, or book entry so legended.

4.8 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.9 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders, members or partners has either directly or indirectly, including, through a broker or finder

(a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Purchased Units.

4.10 Cook Islands. Neither the Purchaser nor its Affiliates is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality in the Cook Islands.

4.11 Laws; International Anti-Corruption and International Trade Laws. Each of the Purchaser and its Affiliates is and has been in material compliance with all laws, statutes, rules or regulations applicable to the Purchaser or its Affiliates. The Purchaser, its Affiliates, and its and their personnel and anyone acting on behalf of the Purchaser or such Affiliates, have at all times (a) refrained from engaging, directly or indirectly, in unethical and/or illegal conduct, including corruption, extortion, money-laundering, tax evasion fraud and embezzlement and (b) complied with all applicable International Anti-Corruption Laws and International Trade Laws. The Purchaser and its Affiliates have not, directly or indirectly, promised, offered, or given any financial or other direct or indirect benefit to anyone to secure an improper advantage, including by influencing an act, omission or decision of a Government Official. Neither the Purchaser, its Affiliates nor any of its or their officers, managers or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to International Anti-Corruption Laws or International Trade Laws.

4.12 Exculpation of the Purchaser. The Purchaser acknowledges that it is not relying upon any Person, other than OML and its officers, managers and directors, in making its investment or decision to invest in OML.

4.13 Brokers or Finders. Neither the Purchaser, nor any Person acting on behalf of the Purchaser, has incurred any liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with this Agreement or any of the transactions contemplated hereby.

5. Covenants.

5.1 Access. Until the Final Closing and upon reasonable advance notice from the Purchaser, OML shall, and shall cause each OML Subsidiary to, allow the Purchaser and their respective directors, officers, employees, agents, consultants and other advisors and representatives reasonable access during normal business hours to, and furnish them with all documents, records, work papers and information with respect to, all of the properties, assets, personnel, books, contracts, permits, reports and records relating to OML, and the OML Subsidiaries as the Purchaser may reasonably request.

5.2 Operation of the Business of OML and the OML Subsidiaries.

(a) Until the Final Closing, except as expressly consented to by the Purchaser in writing, OML shall, and shall cause each OML Subsidiary to:

(i) conduct its business only in the ordinary course of business consistent with past practice; and

(ii) reasonably cooperate and confer with the Purchaser concerning matters of a material nature and otherwise report periodically to the Purchaser concerning the status of its business, operations and finances, and consider in good faith the Purchaser’s recommendations with respect to such matters.

(b) Until the Final Closing, except as expressly permitted by this Agreement or as otherwise expressly consented to by the Purchaser in writing, OML shall not and shall cause the OML Subsidiaries not to:

(i) issue or authorize the issuance of any Membership Interest Units, Rights, or other equity interests or securities other than awards of options in accordance with the OML Option Plan;

(ii) institute, adopt or materially amend (or commit to institute, adopt or materially amend), except for amendments required by applicable law, any compensation or benefit plan, policy, program or arrangement applicable to any of its employees, officers, managers, directors or consultants involving the grant, award, sale or other issuance of Membership Interest Units, Rights, or other equity interests or securities;

(iii) amend or authorize the amendment of its certificate of formation, limited liability company agreement, bylaws or other applicable charter or organizational documents; or

(iv) agree, whether in writing or otherwise, or commit to take or refrain from taking any action that is inconsistent with this Section 5.2.

(c) In the event that the Final Closing occurs as a result of the consummation of the Exchange Transaction, OML shall, within three Business Days of such Final Closing, (i) take all necessary action in order to ensure that the Fourth Amended and Restated Company Agreement is in full force and effect to the extent not already in effect; and (ii) cause the Secretary of OML to deliver to the Purchaser a certificate certifying (a) the Certificate of Formation and Fourth Amended and Restated Company Agreement as in effect at the date thereof, (b) resolutions of the Board of Managers of OML approving the Fourth Amended and Restated Company Agreement, and (c) resolutions of the members of OML approving the Fourth Amended and Restated Company Agreement.

5.3 Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement, OML and the Purchaser shall use their respective reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to (i) obtain all authorizations, approvals, permits or waivers from, give all notices to, and make all filings with, all Governmental Authorities and regulatory bodies that are required under any law, statute, rule or regulation, (ii) obtain all other authorizations, approvals, consents or waivers from, and give all other notices to, all other Persons, (iii) effect all necessary registrations and filings including filings and submissions of information requested or required by any Governmental Authority or regulatory body that are deemed by OML to be applicable to the transactions contemplated by this Agreement that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) fulfill all conditions to this Agreement.

(b) OML shall, and shall cause each OML Subsidiary to, perform all activities necessary under and in compliance with the Exploration License and satisfy all terms and conditions thereof in order to, and shall, apply for a mining license as promptly as practicable in accordance with the Seabed Minerals Act and the Exploration Regulations to mine polymetallic nodules in the areas within the Exploration License.

5.4 Notification. Until the Final Closing, OML shall give prompt notice to the Purchaser of (a) any fact, circumstance, event or action, the existence, occurrence or taking of which would reasonably be expected to cause any representation or warranty of OML in this Agreement to be untrue or inaccurate in any material respect, and any potential or actual violation of International Anti-Corruption Laws or International Trade Laws, (b) any failure to comply with or satisfy any covenant or agreement of OML under this Agreement, and (c) the failure of any condition precedent to the Purchaser’s obligations under this Agreement.

5.5 Public Announcement. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement shall be issued at such time and in such manner as the Parties may mutually agree unless such announcement is required by applicable Law or the rules and regulation of any securities exchange. The Purchaser and OML shall mutually agree with each other concerning the means by which OML’s employees, suppliers and others having dealings with OML or any OML Subsidiary will be informed of the transactions contemplated by this Agreement, and the Purchaser has the right to be present for any such communication.

5.6 Further Assurances. Subject to the other express provisions of this Agreement, upon the request of a Party made to another Party, the other Party shall (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own expense, any other documents and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement and the transactions contemplated by this Agreement.

6. Conditions to the Purchaser’s Obligations at Closing. The obligations of the Purchaser to purchase the remainder of the Purchased Units or the Optional Units at each Closing are subject to the fulfillment, on or before the applicable Closing, of each of the following conditions (as applicable), unless otherwise waived (in whole or in part) by the Purchaser:

6.1 Representations and Warranties. The representations and warranties of OML contained in Section 3 of this Agreement shall be true and correct in all material respects as of the date of each Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided that the representations and warranties set forth in Sections 3.1 (Organization, Good Standing, Limited Liability Company Power and Qualification), 3.2 (Capitalization), 3.3 (Subsidiaries), 3.4 (Authorization), 3.5 (Valid Issuance of Purchased Units and Optional Units), 3.8(a) (Compliance with Other Instruments), and 3.11 (Rights of Registration and Voting Rights)of this Agreement and any representation or warranty of OML that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

6.2 Performance. OML shall have in all material respects performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by OML on or before the applicable Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

6.3 Compliance Certificate. OML shall deliver to the Purchaser at the Closing a certificate certifying that the conditions specified in Sections 6.1 and 6.2 of this Agreement have been fulfilled.

6.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority or regulatory body of the Cayman Islands that are required in connection with the lawful issuance and sale of the Purchased Units or Optional Units, and (b) of the Authority, each as applicable, pursuant to this Agreement shall be obtained and effective as of the Closing.

6.5 Board of Managers. As of the Advance Closing, the size and composition of the Board of Managers shall comply in all respects with the terms of the Effective Date Company Agreement, and as of the Final Closing, the size and composition of the Board of Managers shall comply in all respects with the terms of the Fourth Amended and Restated Company Agreement.

6.6 Interim Company Agreement Amendment; Fourth Amended and Restated Company Agreement. OML shall have (i) duly adopted on or before the Advance Closing, and the Purchaser and the other requisite members of OML named as parties thereto shall have executed and delivered, the Interim Company Agreement Amendment, which shall continue to be in full force and effect, and OML shall continue to be in full compliance thereof, as of the Advance Closing, and (ii) duly adopted on or before a Final Closing, and the Purchaser and the other requisite members of OML named as parties thereto shall have executed and delivered, the Fourth Amended and Restated Company Agreement, which shall continue to be in full force and effect, and OML shall continue to be in full compliance thereof, as of the Final Closing.

6.7 Secretary’s Certificate. With respect to the Advance Closing, the Secretary of OML shall have delivered to the Purchaser at the Advance Closing a certificate certifying (a) the Certificate of Formation and Effective Date Company Agreement as in effect at the Advance Closing, (b) resolutions of the Board of Managers of OML approving the Transaction Agreements and the transactions contemplated thereunder to be entered into on or before the Advance Closing, and (c) resolutions of the members of OML approving the Transaction Agreements to be entered into on or before the Advance Closing. With respect to the Initial Closing, the Secretary of OML shall have delivered to the Purchaser at the Initial Closing a certificate certifying (a) the Certificate of Formation and Effective Date Company Agreement as in effect at the Initial Closing, (b) resolutions of the Board of Managers of OML approving the Transaction Agreements and the transactions contemplated thereunder, and (c) resolutions of the members of OML approving the Transaction Agreements. With respect to the Final Closing, the Secretary of OML shall have delivered to the Purchaser at the Initial Closing a certificate certifying (a) the Certificate of Formation and Fourth Amended and Restated Company Agreement as in effect at the Final Closing, (b) resolutions of the Board of Managers of OML approving the Transaction Agreements and the transactions contemplated thereunder, and (c) resolutions of the members of OML approving the Transaction Agreements.

6.8 Proceedings and Documents. All limited liability company and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

6.9 Exploration License. The Exploration License shall be in full force and effect, and OML shall have delivered to the Purchaser evidence reasonably satisfactory to the Purchaser of the foregoing.

6.10 Equity Issuances. OML shall not have issued or authorized the issuance of any Membership Interest Units, Rights, or other equity interests or securities other than awards of options in accordance with the OML Option Plan.

6.11 Transocean Loan Purchase Agreement. The transactions contemplated by the Transocean Loan Purchase Agreement shall have been consummated.

6.12 Go Public Transaction. With respect to the Initial Closing, the Go Public Transaction have been consummated on or before the date of the Initial Closing.

6.13 Use of Proceeds. OML shall have delivered to the Purchaser at the Closing a document detailing the proposed use of the proceeds from the sale of the Purchased Units and the Optional Units (the “Use of Proceeds”).

7. Conditions of OML’s Obligations at Closing. The obligation of OML to sell the Purchased Units or the Optional Units, as applicable, to the Purchaser at each Closing is subject to the fulfillment, on or before the applicable Closing, of each of the following conditions (as applicable), unless otherwise waived (in whole or in part) by OML, in each case with respect to the applicable Closing:

7.1 Representations and Warranties. The representations and warranties of the Purchaser contained in Section 4 of this Agreement shall be true and correct in all material respects as of the date of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

7.2 Performance. The Purchaser shall have performed and complied with in all material respects all other covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants, agreements, obligations and conditions).

7.3 Compliance Certificate. The Purchaser shall deliver to OML at the Closing a certificate certifying that the conditions specified in Sections 7.1 and 7.2 of this Agreement have been fulfilled.

7.4 Qualifications. All authorizations, approvals or permits, if any, (a) of any Governmental Authority of the Cayman Islands that are required in connection with the lawful issuance and sale of the Membership Interest Units pursuant to this Agreement and (b) of the Authority, as applicable, shall be obtained and effective as of the Closing.

8. Termination

8.1 Termination by the Parties. This Agreement may be terminated at any time:

(a) by the mutual written consent of OML and the Purchaser;

(b) by the Purchaser by written notice to OML if:

(i) the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by OML pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1 or Section 6.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by OML on or prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(ii) any of the conditions set forth in Section 6 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(iii) a Material Adverse Effect has occurred; or

(iv) if the Initial Closing has not occurred by the Outside Date; provided, however, that if the Initial Closing has not occurred by the Outside Date as a result of the Go Public Transaction not having been consummated by the Business Day prior to the Outside Date and as of such Business Day (A) the definitive agreement providing for the Go Public Transaction (the “GPT Agreement”) remains in effect and (B) the parties to the GPT Agreement are using commercially reasonable efforts to consummate the Go Public Transaction as promptly as possible (including by causing any unsatisfied conditions to the consummation of the Go Public Transaction to become satisfied), then the Outside Date shall be automatically extended to the date that is the earlier of (1) the date that is two (2) Business Days following the consummation of the Go Public Transaction and (2) the date that is the Business Day following the valid termination of the GPT Agreement (such date, the “Extended Outside Date”); provided, further, that the Purchaser may not terminate this Agreement under this Section 8.1(b)(iv) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Initial Closing to occur by the Outside Date or the Extended Outside Date, as applicable;

(c) by OML by written notice to the Purchaser if:

(i) OML is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 or Section 7.2 of this Agreement and such breach, inaccuracy or failure cannot be cured by the Purchaser on or prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(ii) any of the conditions set forth in Section 7 of this Agreement shall not have been fulfilled, unless such failure shall be due to the failure of OML to perform or comply with any of the covenants,

agreements or conditions hereof to be performed or complied with by it prior to the Initial Closing Date or an Optional Closing Date, as applicable;

(iii) if the Initial Closing has not occurred by the Outside Date; provided, however, that if the Initial Closing has not occurred by the Outside Date as a result of the Go Public Transaction not having been consummated by the Business Day prior to the Outside Date and as of such Business Day (A) the GPT Agreement remains in effect and (B) the parties to the GPT Agreement are using commercially reasonable efforts to consummate the Go Public Transaction as promptly as possible (including by causing any unsatisfied conditions to the consummation of the Go Public Transaction to become satisfied), then the Outside Date shall be automatically extended to the Extended Outside Date (but no later than December 31, 2026); provided, further, that OML may not terminate this Agreement under this Section 8.1(c)(iii) if its failure to fulfill any of its obligations or its breach of any of its representations or covenants has been the cause of, or resulted in, the failure of the Initial Closing to occur by the Outside Date or the Extended Outside Date, as applicable; or

(d) by the Purchaser or OML in the event that:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Section 8, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto except:

(a) as set forth in this Section 8 and in Section 9 hereof;

(b) that nothing herein shall relieve any Party hereto from liability for any intentional breach of any provision hereof; and

(c) termination of this Agreement shall not have any effect on any sale and purchase of Purchased Units or Optional Units consummated by the Parties prior to the effectiveness of such termination.

9. Miscellaneous.

9.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of OML and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or OML.

9.2 Successors and Assigns. OML may not assign any rights under this Agreement, whether by operation of law or otherwise, without the prior written consent of the Purchaser. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation. Notwithstanding the foregoing, the Purchaser may assign this Agreement to any Person who is either (a) a Member or (b) not a Restricted Person (as those terms are defined in the Effective Date Company Agreement). Subject to the foregoing, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3 Governing Law. This Agreement shall be governed by the internal law of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

9.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Notwithstanding anything herein to the contrary, a signed copy of this Agreement delivered by email or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.5 Interpretation and Construction. In the negotiation of this Agreement, each Party has received advice from its own attorney. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any Party because that Party or its attorney drafted the provision. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The headings of Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “asset” and “property” shall be construed to have the same meaning and effect. Where this Agreement states that a Party “shall,” “will,” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Unless otherwise provided in this Agreement, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” shall be deemed references to the United States dollar.

9.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt, in each case to the respective Parties at their address or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, e-mail address or individual as a Party may designate by notice to the other Parties):

If to OML:

Ocean Minerals, LLC

c/o CO Services Cayman Limited

Willow House, Cricket Square

Grand Cayman, KY1-1001

Cayman Islands

Attention: Hans Smit

Email: finance@omlus.com

with a copy (which will not constitute notice) to:

Foley & Lardner LLP

100 N. Tampa St., Suite 2700

Tampa, Florida 33602

Attention: Curt Creely

Email: ccreely@foley.com

If to the Purchaser:

American Ocean Mineral Corporation

400 North Ashley Dr.

Suite 1900

Tampa, FL 33602

Attention: Philip Plough

Email: pplough@aomusa.com

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue, New York, NY 10166

Attention: John Gaffney

Email: jgaffney@gibsondunn.com

9.7 No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless OML from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. OML agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which OML or any of its officers, employees or representatives is responsible.

9.8 Expenses. Each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the Transaction Agreements.

9.9 Attorneys’ Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of OML and the Purchaser. Any amendment or waiver effected in accordance with this Section 9.10 shall be binding upon the Purchaser and each transferee of the Purchased Units or Optional Units, each future holder of the Purchased Units or Optional Units and OML.

9.11 Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way, and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

9.13 Entire Agreement. This Agreement (including the Exhibits hereto) and the Interim Company Agreement Amendment and Fourth Amended and Restated Company Agreement, as applicable, constitute the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among the Parties are expressly canceled.

9.14 Dispute Resolution. The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts sitting in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state and federal courts sitting in the State of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.15 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Unit Purchase Agreement as of the date first written above.

OML: OCEAN MINERALS, LLC, a Cayman Islands limited liability company

By:	/s/ Hans Smit

Name:	Hans Smit
Title:	Chief Executive Officer

PURCHASER:

AMERICAN OCEAN MINERALS CORPORATION., a Delaware corporation

By:	/s/ Philip Plough

Name:	Philip Plough
Title:	Authorized Representative

ANNEX J

Confidential	Execution Version

EQUITY EXCHANGE AGREEMENT

NEITHER THIS AGREEMENT NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT AFTER CONSULTATION WITH LEGAL AND FINANCIAL ADVISORS.

Equity Exchange Agreement

This Equity Exchange Agreement (this “Agreement”) is made as of April 8, 2026 by and among Odyssey Marine Exploration, Inc., a Nevada corporation (“Odyssey”), Ocean Minerals, LLC, a Cayman Islands limited liability company (“OML”), and each of the members (each individually a “Member” and collectively the “Members”) of OML, named on Schedule A attached hereto (the “Schedule of Members”) that executes and delivers a counterpart to this Agreement to Odyssey on or prior to May 6, 2026 specifying the number of OML Units to be exchanged hereunder.

Recitals:

A. The Members desire to exchange OML Units held by them for shares of Odyssey’s common stock, par value $0.0001 per share (“Odyssey Common Stock”).

B. Prior to the execution of this Agreement, each Member listed on the Schedule of Members delivered to Odyssey an investor questionnaire in the form attached hereto as Exhibit B (each, an “Investor Questionnaire”), and Odyssey reviewed such Investor Questionnaires to assess whether each such Member is an “accredited investor” within the meaning of Rule 501(a) under Regulation D of the Securities Act and has determined in good faith that fewer than 35 of the Members listed on the Schedule of Members are not accredited investors.

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

Article 1

Definitions

Section 1.01. Certain Definitions. Capitalized terms used herein and not otherwise defined shall have their respective meanings set forth in Schedule B attached hereto.

Section 1.02. Interpretation. For purposes of this Agreement: (a) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”, (b) the word “or” is not exclusive, and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, non-binary, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Appendixes mean the Articles and Sections of, and Exhibits and Appendixes attached to, this Agreement, (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, restated, supplemented, and modified from time to time to the extent permitted by the provisions thereof, and (z) to a statute or law means such statute or law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Appendixes referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Article 2

Exchange Terms

Section 2.01. Exchange Terms. On the terms and subject to the conditions of this Agreement, on the Exchange Date, each Member shall exchange the number of OML Units set forth opposite such Member’s name on Schedule A attached hereto for shares of Odyssey Common Stock (the “OML Exchange”), which Schedule A shall be updated by Odyssey and OML to include Members who deliver a counterpart of this Agreement following the date hereof and prior to the date that is five (5) Trading Days prior to the Exchange Date.

Section 2.02. Exchange Procedures.

(a)	Exercise of Exchange. Each Member shall deliver to Odyssey:

(i)	the registration information in the form attached hereto as Exhibit A (the “Registration Details”); and

(ii)	a written, unconditional, and irrevocable assignment of OML Units in the form attached hereto as Exhibit C (an “Assignment”).

(b) Completion of Exchange. As soon as practicable after the Exchange Date (and in no event more than five (5) Trading Days thereafter) Odyssey shall deliver, or cause to be delivered to such Member, a number of shares of Odyssey Common Stock equal to the product of (i) the number of OML Units such Member desires to exchange, as set forth on Schedule A, multiplied by (ii) the Exchange Ratio. Upon any exchange of OML Units for shares of Odyssey Common Stock pursuant to this Article 2, in lieu of any fractional shares to which such Member would otherwise be entitled, the number of shares of Odyssey Common Stock issuable to such Member shall be rounded down to the nearest whole share.

Section 2.03. Closing.

(a) The consummation of the OML Exchange contemplated hereby (the “Closing”) shall occur within five (5) Trading Days of the Exchange Date. The Closing may occur with respect to one or more Members notwithstanding that the Closing does not occur concurrently with respect to all Members.

(b) The obligation of Odyssey, on the one hand, and each Member, on the other hand, to consummate the Closing with respect to such Member shall be subject to the satisfaction or valid waiver (by Odyssey, in the case of conditions applicable to Odyssey, and by such Member, in the case of conditions applicable to such Member) of the following conditions as of the Exchange Date:

(i) the Go Public Transaction shall have been consummated;

(ii) no suspension of the qualification of the Exchange Shares for offering or sale or trading in any applicable jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred; and

(iii) no applicable governmental authority (including any court, financial services or banking authority) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) that is then in effect and has the effect of making illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated hereby.

(c) In addition to the conditions set forth in Section 2.03(b), the obligation of Odyssey to consummate the Closing with respect to each Member shall be subject to the satisfaction or valid waiver by Odyssey of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of such Member contained in Article 4 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) such Member shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Member at or prior to the Closing; and

(iii) the Unit Purchase Initial Closing shall have occurred.

(d) In addition to the conditions set forth in Section 2.03(b), the obligation of each Member to consummate the Closing shall be subject to the satisfaction or valid waiver by such Member of the following additional conditions as of the Exchange Date:

(i) the representations and warranties of Odyssey contained in Article 3 shall be true and correct in all material respects as of the Exchange Date (other than representations and warranties that by their terms speak as of an earlier date, which shall be true and correct in all material respects as of such earlier date);

(ii) Odyssey shall have performed, satisfied and complied in all material respects with its covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Odyssey at or prior to the Closing, except where any failure to do so would not reasonably be expected to prevent, materially delay, or materially impair the ability of Odyssey to consummate the Closing; and

(iii) Shareholder Approval shall have been obtained if Shareholder Approval is necessary to issue the maximum number of shares of Odyssey Common Stock issuable pursuant to this Agreement.

Section 2.04. Odyssey Shareholder Approval. Notwithstanding anything herein to the contrary, the aggregate maximum number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement shall not (a) exceed 19.9% of the number of outstanding shares of Odyssey Common Stock immediately prior to the date of this Agreement, (b) exceed 19.9% of the combined voting power of the outstanding voting securities of Odyssey immediately prior to the date of this Agreement, in each case of clauses (a) and (b), unless Odyssey has obtained the requisite shareholder approval under applicable law and the listing rules of the Principal Market (“Shareholder Approval”), or (c) otherwise exceed such number of shares of Odyssey Common Stock that would violate applicable listing rules of the Principal Market; provided, however, that Odyssey shall use commercially reasonable efforts to obtain Shareholder Approval, as required by applicable law and the listing rules of the Principal Market, to authorize the issuance of the maximum aggregate number of shares of Odyssey Common Stock that may be issued pursuant to this Agreement.

Section 2.05. Registration of Exchange Shares

(a) The Exchange Shares issuable under Section 2.02 (the “Consideration Shares”): (i) will, subject to Section 2.05(b), not be registered under the Securities Act and will be issued to each Member by reason of exemption from the registration provisions of the Securities Act; (ii) will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and may not be offered, sold, pledged, assigned or otherwise transferred absent registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws; and (iii) will initially bear a restrictive legend (or if held in book entry form, notation) describing to such restrictions.

(b) As promptly as practicable after the Closing, Odyssey shall either (x) prepare and file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement, or (y) amend or supplement an existing registration statement, in each case to cover the resale of the Registrable Securities (as defined below) on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (the “Resale Shelf”). Subject to any SEC Cutback, the Registrable Securities shall be included on the same Resale Shelf as the PIPE Shares or, in the alternative, the Resale Shelf shall be filed no later than the date on which the resale registration shall be filed with respect to the PIPE Shares. Notwithstanding the foregoing, if the Commission prevents Odyssey from including any or all of the Registrable Securities proposed to be registered under the Resale Shelf due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities (an “SEC Cutback”), such Resale Shelf shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission and in accordance with the following sentence. In such event, (i) any securities included on such Resale Shelf that are held by persons participating in the PIPE Financing (the “PIPE Shares”) shall be included in full to the extent permitted by the Commission first and (ii) thereafter, all cutbacks shall be allocated among the holders of Registrable Securities and holders of Other Registrable Securities (other than the PIPE Shares) on a pro rata basis (based on the number of Registrable Securities or Other Registrable Securities (other than the PIPE Shares) proposed to be registered under such Resale Shelf). Odyssey shall use commercially reasonable efforts to cause the Resale Shelf to be declared effective as soon as reasonably practicable after filing (taking into account the date of expiration of the Lock-Up Period) and, once declared effective, except for such times as Odyssey is permitted hereunder to suspend the use of the prospectus forming part of the Resale Shelf, to keep the Resale Shelf continuously effective and usable for the resale of all Registrable Securities. “Registrable Securities” means all Consideration Shares issuable to Members and any shares in the capital of Odyssey issued or issuable in exchange for or with respect to any such Consideration Shares as a result of any share split, share dividend, recapitalization, exchange, adjustment or similar event; provided, however, that any Consideration Shares or other such shares shall cease to be Registrable Securities upon the earlier of: (i) the date on which such Consideration Shares or other shares have been sold pursuant to the Resale Shelf or pursuant to Rule 144 under the Securities Act (or any other exemption from registration thereunder); (ii) the date on which such Consideration Shares or other shares may be sold without volume or manner of sale restrictions pursuant to Rule 144 and without compliance by Odyssey of the current public information requirement under Rule 144 or (iii) the third anniversary of the Closing. “Other Registrable Securities” means any shares of Odyssey Common Stock with respect to which Odyssey has at the time of filing the Resale Shelf an obligation to file (upon demand or otherwise) and maintain an effective resale registration statement with the Commission for the holders of such shares, or to include such shares on a registration statement otherwise being filed with the Commission.

(c) Odyssey’s obligations to include a holder’s Registrable Securities in the Resale Shelf are contingent upon such holder furnishing in writing to Odyssey such information regarding itself, the securities of Odyssey held by it and the intended method of disposition of its Registrable Securities, and each holder of Registrable Securities consenting to the inclusion of any such information in the Resale Shelf or any accompanying prospectus, as shall be reasonably requested by Odyssey to effect the registration of such Registrable Securities, and holders of Registrable Securities executing such documents in connection with such registration as Odyssey may reasonably request that are customary of a selling holder in similar situations. Notwithstanding anything to the contrary contained herein, Odyssey may delay or postpone filing of such Resale Shelf, and from time to time require holders of Registrable Securities not to sell under the Resale Shelf once effective or to suspend the use of any such Resale Shelf if it determines that in order for the Resale Shelf to not contain a material misstatement or omission, an amendment or supplement thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Odyssey or would require premature disclosure of information that could materially adversely affect Odyssey (each such circumstance, a “Suspension Event”); provided that Odyssey shall use commercially reasonable efforts to make the Resale Shelf available for the sale by holders of Registrable Securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from Odyssey (which notice shall not contain any material non-public information regarding Odyssey) of the occurrence of any Suspension Event during the period that the Resale Shelf is effective or if as a result of a Suspension Event the Resale Shelf or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Member agrees that (i) it will immediately discontinue offers and sales of the Consideration Shares under the Resale Shelf (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Members receive copies of a supplemental or amended prospectus (which Odyssey agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment or supplement has become effective or unless otherwise notified by Odyssey that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Odyssey unless otherwise required by law, subpoena or regulatory requirement.

Section 2.06. Lock-Up. Each Member agrees that, without the prior written consent of Odyssey (which may be granted or withheld in Odyssey’s sole discretion), it shall not, during the lock-up period, which lock-up period shall be consistent with the lock-up period generally applicable to shareholders of AOM in connection with the Go Public Transaction as agreed to by AOM and Odyssey, but not to exceed six (6) months from the closing of the Go Public Transaction (the “Lock-Up Period”), directly or indirectly: (a) sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, encumber, hypothecate, or otherwise transfer or dispose of (collectively, “Transfer”) any Exchange Shares or any securities convertible into or exercisable or exchangeable for Exchange Shares; (b) enter into any swap, derivative, hedging or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Exchange Shares; or (c) make any public announcement or filing under applicable securities laws regarding any of the foregoing. Notwithstanding the foregoing, the restrictions in this Section 2.06 shall not apply to Transfers: (i) by gift or for estate-planning purposes; (ii) by will or intestacy upon death; (iii) to any affiliate of such Member or to any trust, partnership, limited liability company or other entity for the benefit of, or controlled by, such Member or its immediate family; or (iv) in the case of an entity, to its members, partners, or stockholders in connection with a bona fide distribution thereof; provided, in each case, that the transferee agrees in writing to be bound by the terms of this Section 2.06 and no public announcement or filing shall be required or voluntarily made during the Lock-Up Period in connection with such Transfer. For the avoidance of doubt, Odyssey’s obligations under Section 2.05 shall continue during the Lock-Up Period; provided, however, that no Member may effect any Transfer of Exchange Shares, whether pursuant to the Resale Shelf or otherwise, prior to the expiration of the Lock-Up Period.

Section 2.07. OML Options. At the Closing, Odyssey shall assume the OML Stock Plan and each outstanding OML Option, whether vested or unvested. Each such OML Option outstanding immediately prior to the Closing shall, at the Closing, cease to represent a right to acquire OML Units and shall be converted into an option to purchase shares of Odyssey Common Stock (each, an “Assumed Option”), on the same terms and conditions (including vesting and any provisions providing for accelerated vesting upon certain events) as were applicable to such OML Option immediately prior to the Closing, except for changes required to reflect the foregoing conversion approved by the OML Board prior to the Closing or, following the Closing, the Odyssey Board (or its compensation committee). The number of shares of Odyssey Common Stock subject to each Assumed Option shall be equal to (a) the number of OML Units subject to the applicable OML Option immediately prior to the Closing multiplied by (b) the Exchange Ratio, rounded down to the nearest whole share of Odyssey Common Stock. The exercise price per share of each Assumed Option shall be equal to the exercise price per OML Unit under the applicable OML Option immediately prior to the Closing divided by the Exchange Ratio, rounded up to the nearest whole cent. Prior to the Closing, the OML Board shall take all actions necessary to effect the foregoing. Within ninety (90) days following the Closing, Odyssey shall prepare and file with the Commission a registration statement on Form S-8 (or other applicable form) registering the shares of Odyssey Common Stock necessary to fulfill Odyssey’s obligations under this Section 2.07. Odyssey shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Odyssey Common Stock for delivery with respect to the Assumed Options.

Section 2.08. Further Assurances. Any Member shall from time to time a execute and deliver to Odyssey such additional documents, instruments, agreements, consents, and shall provide such additional information and take such other actions as Odyssey may reasonably request to carry out the terms of this Agreement.

Article 3

Representations and Warranties of Odyssey

Odyssey represents and warrants that the statements contained in this Article 3 are true and correct as of the date of this Agreement.

Section 3.01. Organization and Standing. Odyssey is duly organized, validly existing, and in good standing under the laws of the state of Nevada. Odyssey has all requisite power and authority to own, license, and operate its properties, to carry on its business as now conducted and to execute and deliver this Agreement and to perform its obligations hereunder.

Section 3.02. Authority. The execution and delivery by Odyssey of this Agreement and the consummation by Odyssey of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Odyssey. This Agreement has been duly executed and delivered by Odyssey, and this Agreement constitutes a legal, valid, and binding obligation of Odyssey, enforceable against Odyssey in accordance with its terms.

Section 3.03. No Conflict. The execution and delivery by Odyssey of this Agreement does not and the consummation by Odyssey of the transactions contemplated hereby will not (with or without the giving of notice or the lapse of time or both), contravene, conflict with, or result in a breach or violation of, or a default under, (a) Odyssey’s certificate of incorporation or bylaws, (b) subject to the accuracy of the Members’ representations and warranties in Article 4 of this Agreement, in any material respects, any judgment, order, decree, statute, rule, regulation, or other law applicable to Odyssey or (c) in any material respects, any material contract, agreement, or instrument by which Odyssey is bound. No material consent, approval, order or authorization of, or registration, declaration, or filing with, any court, administrative agency or commission, or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to Odyssey in connection with the execution and delivery by Odyssey of this Agreement or the consummation by Odyssey of the transactions contemplated hereby, except such filings, if any, as may be required under Rule 506 of Regulation D of the Securities Act and applicable state securities laws.

Section 3.04. Validity of Exchange Shares. The Exchange Shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable to each Member acquiring any of the Exchange Shares pursuant to this Agreement, free of any liens, claims, or other encumbrances, except for restrictions on transfer provided for herein or under the Securities Act or other applicable securities laws.

Article 4

Representations and Warranties of the Members

Each Member, severally and not jointly, represents and warrants to Odyssey with respect to only such Member that the statements contained in this Article 4 are true and correct as of the date of this Agreement and will be true and correct on the Exchange Date.

Section 4.01. General.

(a) Such Member has all requisite authority (and in the case of an individual, the capacity) to acquire Exchange Shares, to enter into this Agreement, and to perform all the obligations required to be performed by such Member hereunder, and any acquisition of Exchange Shares will not contravene any law, rule, or regulation binding on such Member or any investment guideline or restriction applicable to such Member.

(b) Such Member is a resident of the state set forth on such Member’s signature page hereto and is not acquiring any Exchange Shares for any other person; provided that registration in the name of a nominee or custodian for the Member’s account shall not constitute a breach of this representation.

(c) Such Member will comply with all applicable laws and regulations in effect in any jurisdiction in which such Member acquires or sells any Exchange Shares and obtain any consent, approval, or permission required for such acquisitions or sales under the laws and regulations of any jurisdiction to which such Member is subject or in which such Member makes such acquisitions or sales, and Odyssey shall have no responsibility therefor.

(d) Such Member owns, beneficially and of record, the number of OML Units set forth opposite such Member’s name on the Schedule of Members.

(e) Such Member shall comply in all respects with all restrictions on transfer applicable to such Member’s OML Units, including the restrictions set forth in Article 10 of the OML LLC Agreement, and such Member shall provide such evidence of compliance as Odyssey may reasonably request.

Section 4.02. Information Concerning Odyssey.

(a) Such Member has had access to and reviewed to such Member’s satisfaction all of the SEC Reports and all information disclosed by Odyssey relating to the Go Public Transaction.

(b) Such Member understands and accepts that the acquisition of any Exchange Shares involves various risks, including the risks set forth in the SEC Reports and those relating to the Go Public Transaction. Such Member represents that it is able to bear any loss associated with an investment in the Exchange Shares.

(c) Such Member confirms that it is not relying on any communication (written or oral) of Odyssey or any of its affiliates or its advisors as investment or tax advice or as a recommendation to acquire any Exchange Shares. It is understood that neither Odyssey nor any of its affiliates or its advisors are acting or have acted as an advisor to such Member in deciding to acquire any Exchange Shares. Such Member acknowledges that neither Odyssey nor any of its affiliates or its advisors has made any representation regarding the proper characterization of the Exchange Shares for purposes of determining such Member’s authority to acquire any Exchange Shares.

(d) Such Member is familiar with the business, financial condition and operations of Odyssey, including as may be affected by the Go Public Transaction, based on the SEC Reports and any other information disclosed by Odyssey. Such Member has had access to such information concerning Odyssey, the Go Public Transaction, and the Exchange Shares as it deems necessary to enable it to make an informed investment decision concerning the acquisition of any Exchange Shares.

(e) Such Member understands that each of such Member’s representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Exchange Date, taking into account all information received by such Member.

(f) Such Member understands that no federal or state agency has passed upon the merits or risks of an investment in the Exchange Shares or made any finding or determination concerning the fairness or advisability of an investment in the Exchange Shares.

Section 4.03. Non-Reliance.

(a) Such Member represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of Odyssey or AOM, nor any affiliate or advisor of Odyssey or AOM, as investment advice or as a recommendation to acquire any of the Exchange Shares.

(b) Such Member confirms that none of Odyssey, AOM, their respective affiliates or advisors has (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Exchange Shares or (ii) made any representation to such Member regarding the legality of an investment in the Exchange Shares under applicable legal investment or similar laws or regulations. In deciding to acquire any Exchange Shares, such Member is not relying on the advice or recommendations of Odyssey, AOM any affiliate of Odyssey or AOM or any advisor of Odyssey or AOM, and such Member has made its own independent decision that the investment in the Exchange Shares is suitable and appropriate for such Member.

Section 4.04. Status of the Member.

(a) Such Member has such knowledge, skill, and experience in business, financial, and investment matters that such Member is capable of evaluating the merits and risks of an investment in the Exchange Shares. With the assistance of such Member’s own professional advisors, to the extent that such Member has deemed appropriate, such Member has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Exchange Shares. Such Member has considered the suitability of the Exchange Shares as an investment in light of its own circumstances and financial condition, and such Member is able to bear the risks associated with an investment in the Exchange Shares.

(b) Such Member acknowledges that it has completed the Investor Questionnaire and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by the undersigned to evidence its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission. Such Member agrees to furnish any additional information requested by Odyssey or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the acquisition of Exchange Shares by such Member.

(c) Such Member acknowledges that it has been furnished with all information that it deems necessary to evaluate the merits and risks of the transactions contemplated by this Agreement and the Exchange Shares, including: (i) a copy of Odyssey’s most recent annual report on Form 10-K filed under the Exchange Act and copies of all reports and documents required to be filed by Odyssey under sections 13(a), 14(a), 14(c) and 15(d) of the Exchange Act since the date of such annual report, (ii) a brief description of Exchange Shares, and (iii) any material changes in Odyssey’s affairs that are not disclosed in the documents furnished.

(d) Such Member acknowledges and agrees that the information referenced in Section 4.04(c) above was furnished to it with sufficient time for the Member to review and consider such information in light of its investment in the Exchange Shares prior to the date hereof.

(e) Such Member acknowledges and agrees that it has had the opportunity to ask questions of, and receive answers from, Odyssey and its representatives concerning the terms and conditions of the transactions contemplated hereby and to obtain any additional information reasonably requested to verify the accuracy of information furnished.

Section 4.05. Securities Law Compliance; Restrictions on Transfer.

(a) Such Member is acquiring Exchange Shares solely for such Member’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Exchange Shares. Such Member understands that the Exchange Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of such Member and of the other representations made by such Member in this Agreement. Such Member understands that Odyssey is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(b) Such Member understands that the Exchange Shares are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Commission provide in substance that such Member may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in a transaction exempt from the registration requirements of the Securities Act, and such Member understands that Odyssey has no obligation or intention, except as expressly provided with respect to the Resale Shelf, to register any of the Exchange Shares or the offering or sale thereof, or to take any action to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder (including pursuant to Rule 144 thereunder). Accordingly, such Member understands that under the Commission’s rules, such Member may dispose of Exchange Shares only pursuant to an effective registration statement under the Securities Act or in transactions which are exempt from the registration requirements of the Securities Act, and any transferee acquiring Exchange Shares from a Member will acquire “restricted securities,” subject to the same limitations that apply to the Exchange Shares in the hands of such Member. Consequently, such Member understands that such Member must bear the economic risks of the investment in the Exchange Shares for an indefinite period of time. Such Member further acknowledges and understands that, under Rule 144, if such Member is not an affiliate of Odyssey (as such term is defined under Rule 144) such Member must hold any Exchange Shares acquired by such Member for a period of at least six (6) months before such Member may sell any of such Exchange Shares under Rule 144 and if the Member is an affiliate the Member and any transferee will be subject to additional restrictions.

(c) Such Member agrees: (i) that such Member will not sell, assign, pledge, give, transfer, or otherwise dispose of any Exchange Shares or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the transaction is exempt from the registration provisions of the Securities Act and all applicable requirements of state securities laws; (ii) that the certificates representing the Exchange Shares will bear the legend set forth in Section 4.06 making reference to the foregoing restrictions; and (iii) that Odyssey and its affiliates shall not be required to give effect to any purported transfer of any Exchange Shares, except upon compliance with the foregoing restrictions.

(d) Such Member acknowledges that neither Odyssey nor any other person offered to sell the Exchange Shares to it by means of any form of general solicitation or general advertising (as such terms are used in Rule 502(c) of Regulation D under the Securities Act), including but not limited to: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (ii) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Section 4.06. Legend. Such Member understands that any certificates evidencing the Exchange Shares will be imprinted with a legend in substantially the following form:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR SUCH OTHER APPLICABLE LAWS.”

Section 4.07. Rule 144 Compliance. With a view to making available to the Members the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit a Member to sell securities of Odyssey to the public without registration, until the date on which the Members no longer hold any Registrable Securities, Odyssey: (i) shall use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; (ii) shall use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Odyssey under Section 13 and 15(d) of the Exchange Act; (iii) represents and warrants that it is not currently an issuer identified in Rule 144(i)(1) (including, without limitation, a “shell company” as defined in Rule 12b-2 under the Exchange Act) and believes that the consummation of the Go Public Transaction will not cause Odyssey to become such an issuer, and covenants that it shall use commercially reasonable efforts to ensure that it will not become such an issuer during the one year period after this Agreement and (iv) shall furnish to any holder of Registrable Securities, upon request, a written statement by Odyssey as to its compliance with the reporting requirements of Rule 144 and Section 13 and 15(d) under the Exchange Act.

Section 4.08. Removal of Legends. For so long as any of the Exchange Shares constitute “restricted securities” within the meaning of Rule 144 under the Securities Act, and subject to receipt by Odyssey of any customary representation letters from a Member as Odyssey may reasonably require, Odyssey shall use its commercially reasonable efforts to promptly assist such Member in the removal of all restrictive legends referencing the Securities Act that limit resales or other distributions of the Exchange Shares to the extent that such Exchange Shares are (1) registered for resale and sold under an effective registration statement or (2) sold pursuant to Rule 144.

Article 5

Miscellaneous

Section 5.01. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 5.02. Governing Law. This Agreement shall be governed by and construed under the laws of New York as applied to agreements among New York residents, made and to be performed entirely within New York.

Section 5.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 5.03):

If to Odyssey:	Odyssey Marine Exploration, Inc.

	Attention:	Legal Department
	Email:	legal@odysseymarine.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP 599 Lexington Avenue
New York, NY 10022

	Attention:	Rory B. O’Halloran
Christopher Glenn
	Email:	Rory.OHalloran@aoshearman.com
Christopher.Glenn@aoshearman.com

If to any Member:	To the address for such Member set forth
on the signature pages hereto.

Section 5.04. Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

Section 5.05. Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of Odyssey and the Members collectively owning not less than 50.1% of all OML Units then outstanding (the “Majority Members”). Any waiver or amendment effected in accordance with this Section 5.05 shall be binding upon each party to this Agreement and any holder of any OML Units at the time outstanding and each future holder of all OML Units.

Section 5.06. Effect of Amendment or Waiver. Each Member acknowledges that by the operation of Section 5.05, the Majority Members will have the right and power to diminish or eliminate all rights of such Member under this Agreement.

Section 5.07. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

Section 5.08. Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

[Signature pages follow.]

IN WITNESS WHEREOF, Odyssey, OML and each Member have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

ODYSSEY MARINE EXPLORATION, INC.

By:
Mark D. Gordon
Chairman and Chief Executive Officer

OCEAN MINERALS, LLC

By:
Hans Smit
Chief Executive Officer

[Signature Page to OML Equity Exchange Agreement]

IN WITNESS WHEREOF, Odyssey, OML and each Member have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

Print Name of Member

Signature of Member

Address:

Exhibit C-1

Annex K

FORM OF

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

AMERICAN OCEAN MINERALS CORPORATION

[Note: This form assumes that each of the Charter Proposals is approved. The number of authorized shares in Article IV reflects the Share Increase Proposal; the distribution provision in Article IV reflects the Distribution Test Opt-Out Proposal; Article V reflects the Voting Standard Proposal; Articles VII and XI reflect the Director and Officer Liability Proposal; Article VIII reflects the Bylaw Amendment Proposal; Article XII reflects the Jury Trial Waiver Proposal; and all other changes from the current Odyssey Charter reflect the Articles Update Proposal. If any Charter Proposal other than the Share Increase Proposal is not approved, the related provisions of the current Odyssey Charter will be carried over without change.]

ARTICLE I

NAME

The name of the Corporation shall be: American Ocean Minerals Corporation (the “Corporation”).

ARTICLE II

PERIOD OF DURATION

The Corporation shall exist in perpetuity, from and after the date of filing these Amended and Restated Articles of Incorporation (as amended from time to time, including by any certificate of designation establishing any series of Preferred Stock, these “Articles of Incorporation”) with the Nevada Secretary of State unless dissolved according to law.

ARTICLE III

PURPOSES AND POWERS

1. Purposes. Except as restricted by these Amended and Restated Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Revised Statutes (“NRS”).

2. General Powers. Except as restricted by these Amended and Restated Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the NRS.

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares which this Corporation shall have authority to issue is: Four-Hundred Million (400,000,000) shares of $.0001 par value each, which shares shall be designated “Common Stock”; and Twenty-Five Million (25,000,000) shares of $.0001 par value each, which shares shall be designated “Preferred Stock” and which may be issued in one or more series at the discretion of the board of directors of the Corporation (the “Board of Directors”). The Board of Directors is hereby vested with authority to fix by resolution or resolutions and by filing a certificate of designation with the Nevada Secretary of State the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of authorized shares of any such series (but not below the number of shares thereof then outstanding). In case the number of authorized shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the authorized number of shares of such series. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation.

No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation.

Notwithstanding anything to the contrary in these Articles of Incorporation or the bylaws of the Corporation (as amended from time to time, the “Bylaws”), the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).

ARTICLE V

VOTING RIGHTS

Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of stockholders of record, except as otherwise provided in these Articles of Incorporation including in any certificate of designation filed pursuant hereto. A majority of the voting power of the shares entitled to vote on the matter, represented in person or by proxy (regardless of whether the proxy has the authority to vote on any matter), shall constitute a quorum at a meeting of stockholders. Cumulative voting shall not be allowed in the election of directors of this Corporation.

Shares of Preferred Stock shall be entitled to such voting rights, if any, as are set forth in these Articles of Incorporation, including in any applicable certificate of designation, or as otherwise required by the NRS.

ARTICLE VI

TRANSACTIONS WITH INTERESTED DIRECTORS OR OFFICERS

No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, shall be either void or voidable solely because of such relationship or interest or solely because such director or officer is present at the meeting of the Board of Directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee, and the Board of Directors or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote or consent sufficient for the purpose without counting the votes or consents of such common or interested directors;

(b) The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve, or ratify such contract or transaction in good faith by a majority vote or written consent. The votes of the common or interested directors or officers must be counted in any such vote of stockholders;

(c) The fact of such relationship or interest is not disclosed or known to the director or officer at the time the transaction is brought before the Board of Directors for action; or

(d) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized or approved.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves, or ratifies such contract or other transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify the contract or other transaction.

ARTICLE VII

INDEMNIFICATION

The Corporation is authorized to provide indemnification of its directors, officers, employees and agents, including by bylaw, agreement, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by NRS 78.7502 and NRS 78.751, subject only to the applicable limits upon such indemnification as set forth in NRS Chapter 78. Any repeal or modification of this Article VII or Article XI shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII

ADOPTION AND AMENDMENT OF BYLAWS

The Bylaws may be adopted from time to time by the Board of Directors. The power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested exclusively in the Board of Directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with law or these Articles of Incorporation.

ARTICLE IX

REGISTERED AGENT

The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada.

ARTICLE X

BOARD OF DIRECTORS

The number of directors of the Corporation shall be fixed from time to time in the manner provided in the Bylaws. The names and addresses of the directors are omitted from these Amended and Restated Articles of Incorporation, and each director shall hold office in accordance with the NRS and the Bylaws.

ARTICLE XI

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

The liability of directors and officers of the Corporation is hereby eliminated or limited to the fullest extent permitted by the NRS. Neither the amendment nor repeal of this Article, nor the adoption of any provision in these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by the NRS or as may be permitted in the future by changes or enactments in the NRS, as amended.

ARTICLE XII

LIMITED WAIVER OF JURY TRIAL

To the fullest extent not inconsistent with any applicable U.S. federal laws, any and all “internal actions” (as defined in NRS 78.046) to be tried in any court of the State of Nevada must be tried before the presiding judge as the trier of fact and not before a jury. This Article shall conclusively operate as a waiver of the right to trial by jury by each party to any such internal action.

ANNEX L

AMERICAN OCEAN MINERALS CORPORATION

2026 EQUITY INCENTIVE PLAN

1.	Purpose

The purpose of this American Ocean Minerals Corporation 2026 Equity Incentive Plan (the “Plan”) is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of American Ocean Minerals Corporation and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate Participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of Participants to those of the Company’s stockholders. The Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards and for Incentive Bonuses, which may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

2.	Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) “Act” means the U.S. Securities Exchange Act of 1934, as amended.

(b) “Affiliate” means any entity in which the Company has a substantial direct or indirect equity interest, as determined by the Committee from time to time.

(c) “Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award or Incentive Bonus, or any combination of these, granted to a Participant pursuant to the provisions of the Plan, any of which may be subject to performance conditions.

(d) “Award Agreement” means a written or electronic agreement or other instrument as may be approved from time to time by the Committee and designated as such implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee and designated as such.

(e) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Act.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” has the meaning set forth in the written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means a Participant’s (i) dishonest statements or acts with respect to the Company or any Affiliate, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in material harm to the Company; (ii) conviction or plea of guilty or no contest to: (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform in all material respects the Participant’s assigned duties and responsibilities; (iv) gross negligence or willful misconduct that results in or is reasonably anticipated to result in material harm to the Company; (v) violation of any material provision of any agreement(s) between the Participant and the Company, including any agreements related to restrictive covenants; or (vi) material violation of any written Company policies.

(h) “Change in Control” means, except as otherwise provided in an Award Agreement, the occurrence of any one of the following events following the Effective Date (and for the avoidance of doubt shall exclude the transactions contemplated by the Merger Agreement):

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person or any securities acquired directly from the Company or its Affiliates) representing 50% or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in Section 2(h)(iii)(A) below;

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: (A) individuals who, on the Effective Date (as defined below), constitute the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who were either directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which would result in the holders of the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(iv) the implementation of a plan of complete liquidation or dissolution of the Company; or

(v) there is consummated a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(i) “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(j) “Committee” means the Compensation Committee of the Board (or any successor committee) or such other committee as designated by the Board to administer the Plan under Section 6.

(k) “Common Stock” means the common stock of the Company, $0.0001 par value per share, or such other class or kind of shares or other securities as may be applicable under Section 16.

(l) “Company” means American Ocean Minerals Corporation, a Nevada corporation, and except as utilized in the definition of Change in Control, any successor corporation.

(m) “Disability” has the meaning set forth in a written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. A determination of Disability shall be made by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Committee.

(n) “Dividend Equivalent” means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the share of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.

(o) “Eligible Person” means any current or prospective employee, officer, non-employee director or other individual service provider of the Company or any Subsidiary; provided, however, that Incentive Stock Options may only be granted to employees of the Company or any of its “subsidiary corporations” within the meaning of Section 424 of the Code.

(p) “Fair Market Value” means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price of a share of Common Stock as quoted on such exchange, system or market or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treas. Reg. § 1.409A-1(b)(5)(iv)(B) as the Committee deems appropriate.

(q) “Incentive Bonus” means a bonus opportunity awarded under Section 12 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria established for a specified performance period as specified in the Award Agreement.

(r) “Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(s) “Merger Agreement” means the Agreement and Plan of Merger, dated as of April 8, 2026, by and among the Company (f/k/a Odyssey Marine Exploration, Inc.), Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and American Ocean Minerals Corporation, a private Delaware corporation.

(t) “Nonqualified Stock Option” means an Option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(u) “Option” means a right to purchase a number of shares of Common Stock at such exercise price, at such times and on such other terms and conditions as are specified in or determined pursuant to an Award Agreement. Options granted pursuant to the Plan may be Incentive Stock Options or Nonqualified Stock Options.

(v) “Other Stock-Based Award” means an Award granted to an Eligible Person under Section 11.

(w) “Outstanding Common Stock” means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants (without regard to any beneficial ownership limitation in the terms of such warrants), and (iii) the shares of Common Stock underlying the shares of preferred stock of the Company, par value $0.0001 per share, outstanding.

(x) “Participant” means any Eligible Person to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.

(y) “Person” shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 14(d) and 15(d) thereof, except that, for purposes of the definition of Change in Control, such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(z) “Prior Plans” means the Odyssey Marine Exploration, Inc. 2019 Stock Incentive Plan and the Odyssey Marine Exploration, Inc. 2015 Stock Incentive Plan.

(aa) “Restricted Stock” means an Award or issuance of Common Stock the grant, issuance, vesting or transferability of which is subject during specified periods of time to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(bb) “Restricted Stock Unit” means an Award denominated in units of Common Stock under which the issuance of shares of such Common Stock (or cash payment in lieu thereof) is subject to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(cc) “Separation from Service” or “Separates from Service” means a Termination of Service that constitutes a “separation from service” within the meaning of Section 409A of the Code.

(dd) “Stock Appreciation Right” or “SAR” means a right granted that entitles the Participant to receive, in cash or Common Stock or a combination thereof, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(ee) “Subsidiary” means any business association (including a corporation or a partnership, other than the Company) in an unbroken chain of such associations beginning with the Company if each of the associations other than the last association in the unbroken chain owns equity interests (including stock or partnership interests) possessing 50% or more of the total combined voting power of all classes of equity interests in one of the other associations in such chain.

(ff) “Substitute Awards” means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(gg) “Termination of Service” means ceasing to serve as an employee of the Company and its Subsidiaries or, with respect to a non-employee director or other service provider, ceasing to serve as such for the Company and its Subsidiaries, except that with respect to all or any Awards held by a Participant (i) the Committee may determine that a leave of absence (including as a result of a Participant’s short-term or long-term disability or other medical leave) or employment on a less than full-time basis is considered a “Termination of Service,” (ii) the Committee may determine that a transition from employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a “Termination of Service,” (iii) service as a member of the Board shall constitute continued service with respect to Awards granted to a Participant while he or she served as an employee, (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider, and (v) the Committee may determine that a transition from employment with the Company or a Subsidiary to service to the Company or a Subsidiary other than as an employee shall constitute a “Termination of Service.” The Committee shall determine whether any corporate transaction, such as a sale or spin-off of a division or Subsidiary that employs or engages a Participant, shall be deemed to result in a Termination of Service with the Company and its Subsidiaries for purposes of any affected Participant’s Awards, and the Committee’s decision shall be final and binding.

3.	Eligibility

Any Eligible Person is eligible for selection by the Committee to receive an Award.

4.	Effective Date and Termination of Plan

This Plan became effective on the Closing Date (as defined in the Merger Agreement) (the “Effective Date”). The Plan shall remain available for the grant of Awards until [•], 2036.1 Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.

5.	Shares Subject to the Plan and to Awards

(a) Aggregate Limits. Subject to adjustment upon changes in capitalization of the Company as provided in Section 16(a) hereof, the aggregate number of shares of Common Stock issuable under the Plan shall be equal to (i) 10% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, plus (ii) all shares of Common Stock available for issuance under the Prior Plans as of the Effective Date and the number of shares of Common Stock subject to any award outstanding under the Prior Plans as of the Effective Date that after the Effective Date are not issued because such award is forfeited, canceled, terminates, expires or otherwise lapses without being exercised (to the extent applicable), or is settled in cash (collectively, the “Share Pool”). The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

(b) Issuance of Shares. For purposes of Section 5(a), the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award. Shares of Common Stock subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and shares of Common Stock subject to Awards settled in cash shall not count as shares of Common Stock issued under this Plan. The Share Pool shall not be reduced by shares subject to Awards that have been canceled, terminated, expired unexercised, forfeited or settled in cash; provided, however, that (i) shares subject to Awards that have been retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award (including shares that were subject to an Award but were not issued or delivered as a result of the net settlement or net exercise of such Award) and (ii) shares repurchased on the open market with the proceeds of an Option exercise, in each case, shall not be available for issuance under this Plan.

(c) Substitute Awards. Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares (i) shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, (ii) shall only be made to individuals who were not employees or service providers of the Company or its Affiliates at the time of such acquisition or combination, and (iii) shall comply with the requirements of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

(d) Tax Code Limits. The aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall be equal to [●], which number shall be calculated and adjusted pursuant to Section 16 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

[1]	Note to Draft: To be the 10th anniversary of the date of the Odyssey Board’s approval of the plan.

(e) Limits on Non-Employee Director Compensation. The aggregate dollar value of equity-based (based on the grant date Fair Market Value of equity-based Awards) and cash compensation granted under this Plan or otherwise to any non-employee director for service on the Board shall not exceed $600,000 during any calendar year following the Effective Date; provided, however, that in the calendar year in which a non-employee director first joins the Board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the non-employee director may be up to $800,000.

6.	Administration of the Plan

(a) Administrator of the Plan. The Plan shall be administered by the Committee. The Board shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent. Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. To the maximum extent permissible under applicable law, the Committee (or any successor) may by resolution delegate any or all of its authority to one or more subcommittees composed of one or more directors or employees of the Company, and any such subcommittee shall be treated as the Committee for all purposes under this Plan. Notwithstanding the foregoing, if the Board or the Committee (or any successor) delegates to a subcommittee comprised of one or more officers of the Company the authority to grant Awards, no such subcommittee shall designate any officer serving thereon or any officer (within the meaning of Section 16 of the Act) or non-employee director of the Company as a recipient of any Awards granted under such delegated authority. The Committee may also delegate to any employee of the Company the authority to assist the Committee in the day-to-day administration of the Plan and of Awards granted under the Plan, including those powers set forth in Section 6(b)(vi) through (x) and to execute Award Agreements or other documents entered into under this Plan on behalf of the Committee or the Company. The Committee may further designate and delegate to one or more additional officers or employees of the Company or any Subsidiary, or one or more agents, authority to assist the Committee in any or all aspects of the day-to-day administration of the Plan or of Awards granted under the Plan.

(b) Powers of Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including:

(i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein;

(ii) to determine which Persons are Eligible Persons, to which of such Eligible Persons, if any, Awards shall be granted hereunder and the timing of any such Awards;

(iii) to prescribe and amend the terms of the Award Agreements, to grant Awards and determine the terms and conditions thereof;

(iv) to adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by Eligible Persons who are not citizens of, or subject to taxation by, the United States or who are employed outside the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States;

(v) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability or settlement of any Award;

(vi) to prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan;

(vii) to determine the extent to which adjustments are required pursuant to Section 16;

(viii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;

(ix) to approve corrections in the documentation or administration of any Award; and

(x) to make all other determinations deemed necessary or advisable for the administration of this Plan.

Notwithstanding anything in this Plan to the contrary, with respect to any Award that is “deferred compensation” under Section 409A of the Code, the Committee shall exercise its discretion in a manner that causes such Awards to be compliant with or exempt from the requirements of Section 409A of the Code. Without limiting the foregoing, unless expressly agreed to in writing by the Participant holding such Award, the Committee shall not take any action with respect to any Award which constitutes (x) a modification of a stock right within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(B) so as to constitute the grant of a new stock right, (y) an extension of a stock right, including the addition of a feature for the deferral of compensation within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(C), or (z) an impermissible acceleration of a payment date or a subsequent deferral of a stock right subject to Section 409A of the Code within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(E).

The Committee may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in Section 20, waive or amend the operation of Plan provisions respecting exercise after Termination of Service. The Committee or any member thereof may, in its sole and absolute discretion, except as otherwise provided in Section 20, waive, settle or adjust any of the terms of any Award so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe).

(c) Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of, or operation of, any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(d) Subsidiary Awards. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by the Company issuing any subject shares of Common Stock to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Participant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.

7.	Plan Awards

(a) Terms Set Forth in Award Agreement. Awards may be granted to Eligible Persons as determined by the Committee at any time and from time to time prior to the termination of the Plan. The terms and conditions of each Award shall be set forth in an Award Agreement in a form approved by the Committee for such Award, subject to and incorporating by reference or otherwise the applicable terms and conditions of the Plan, which Award Agreement may contain such terms and conditions as specified from time to time by the Committee, provided such other terms and conditions do not conflict with the Plan. The Award Agreement for any Award (other than Restricted Stock Awards) shall include the time or times at or within which and the consideration, if any, for which any shares of Common Stock or cash, as applicable, may be acquired from the Company. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. Accordingly, the terms of individual Award Agreements may vary.

(b) Termination of Service. Subject to the express provisions of the Plan, the Committee shall specify before, at, or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant’s Termination of Service.

(c) Rights of a Stockholder. A Participant shall have no rights as a stockholder with respect to shares of Common Stock covered by an Award (including voting rights) until the date the Participant becomes the holder of record of such shares of Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to the date the Participant becomes the holder of record of such shares of Common Stock, except as provided in Sections 10(b), 11(b) or 16 of this Plan or as otherwise provided by the Committee.

(d) No Fractional Shares. No fractional shares of Common Stock shall be issued pursuant to an Award or in settlement thereof.

8.	Options

(a) Grant, Term and Price. The grant, issuance, retention, vesting or settlement of any Option shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age or service requirements, or satisfaction of performance conditions. The term of an Option shall in no event be greater than 10 years; provided, however, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law or the Company’s insider trading policy from exercising the Option, which extension shall expire on the 30th day following the date such prohibition no longer applies. The Committee will establish the price at which Common Stock may be purchased upon exercise of an Option, which in no event will be less than the Fair Market Value of such shares on the date of grant; provided, however, that the exercise price per share of Common Stock with respect to an Option that is granted as a Substitute Award may be less than the Fair Market Value of the shares of Common Stock on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A of the Code, if such options held by such optionees are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code, and (ii) Section 424(a) of the Code, if such options held by such optionees are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price of any Option may be paid in cash to the Company or such other method as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares of Common Stock issuable under an Option, the delivery of previously owned shares of Common Stock or withholding of shares of Common Stock otherwise deliverable upon exercise.

(b) No Repricing without Stockholder Approval. Other than in connection with a change in the Company’s capitalization (as described in Section 16), the Committee shall not, without stockholder approval: (i) reduce the exercise price of a previously awarded Option, (ii) at any time when the exercise price of a previously awarded Option is above the Fair Market Value of a share of Common Stock, cancel and re-grant or exchange such Option for cash or a new Award with a lower (or no) exercise price, or (iii) take any other action that would constitute a repricing under generally accepted accounting principles.

(c) No Reload Grants. Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, shares of Common Stock to the Company in payment of the exercise price or tax withholding obligation under any other employee stock option.

(d) Incentive Stock Options. Notwithstanding anything to the contrary in this Section 8, in the case of the grant of an Incentive Stock Option, if the Participant owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110% of the Fair Market Value of the shares of Common Stock on the date of grant and the Option must expire within a period of not more than five years from the date of grant. Notwithstanding anything in this Section 8 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (ii) such Options otherwise remain exercisable but are not exercised within three months (or such other period of time provided in Section 422 of the Code) of separation from service (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder).

(e) No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares.

9.	Stock Appreciation Rights

(a) General Terms. The grant, issuance, retention, vesting or settlement of any Stock Appreciation Right shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age or service requirements, or satisfaction of performance conditions. The term of a Stock Appreciation Right shall in no event be greater than 10 years; provided, however, the term of a Stock Appreciation Right shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Appreciation Right is prohibited by law or the Company’s insider trading policy from exercising the Stock Appreciation Right, which extension shall expire on the 30th day following the date such prohibition no longer applies. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of Options granted under the Plan (“tandem SARs”) or not in conjunction with other Awards (“freestanding SARs”). Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Option exercise. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, provided that the Fair Market Value of Common Stock on the date of the SAR’s grant is not greater than the exercise price of the related Option. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 8 and all tandem SARs shall have the same exercise price as the Option to which they relate. Subject to the provisions of Section 8 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock, cash, Restricted Stock or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement.

(b) No Repricing without Stockholder Approval. Other than in connection with a change in the Company’s capitalization (as described in Section 16), the Committee shall not, without stockholder approval: (i) reduce the exercise price of a previously awarded SAR, (ii) at any time when the exercise price of a previously awarded SAR is above the Fair Market Value of a share of Common Stock, cancel and re-grant or exchange such SAR for cash or a new Award with a lower (or no) exercise price, or (iii) take any other action that would constitute a repricing under generally accepted accounting principles.

(c) No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Award of Stock Appreciation Rights or any shares of Common Stock subject to an Award of Stock Appreciation Rights until the Participant has become the holder of record of such shares.

10.	Restricted Stock and Restricted Stock Units

(a) Vesting and Performance Criteria. The grant, issuance, vesting or settlement of any Award of Restricted Stock or Restricted Stock Units shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age or service requirements, or satisfaction of performance conditions. In addition, the Committee shall have the right to grant Restricted Stock or Restricted Stock Unit Awards as the form of payment for grants or rights earned or due under other stockholder-approved compensation plans or arrangements of the Company.

(b) Dividends and Distributions. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock, unless determined otherwise by the Committee; provided, however, that such dividends and other distributions will be subject to the same restrictions on transferability and vesting conditions as the Restricted Stock with respect to which they were distributed. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to Dividend Equivalents only to the extent provided by the Committee; provided, however, that such Dividend Equivalents will be subject to the same vesting conditions as the underlying Restricted Stock Units.

11.	Other Stock-Based Awards

(a) General Terms. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Common Stock, other Awards, or other property, as the Committee shall determine.

(b) Dividends and Distributions. Shares underlying Other Stock-Based Awards shall be entitled to Dividend Equivalents only to the extent provided by the Committee; provided, however, that such Dividend Equivalents will be subject to the same vesting conditions as the underlying Other Stock-Based Award.

12.	Incentive Bonuses

(a) Vesting Criteria. The Committee shall establish the vesting conditions applicable to an Incentive Bonus, including any performance criteria and level of achievement versus such criteria that may determine the amount payable under an Incentive Bonus, which may include a target, threshold or maximum amount payable and any formula for determining such achievement.

(b) Timing and Form of Payment. The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Common Stock, as determined by the Committee.

(c) Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus may be adjusted by the Committee on the basis of such further considerations as the Committee shall determine.

13.	Performance Awards

The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock, Restricted Stock Units, Other Stock-Based Awards or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award (any such Award, a “Performance Award”). A Performance Award may be identified as “Performance Share,” “Performance Equity,” “Performance Unit” or other such term as chosen by the Committee.

14.	Deferral of Payment

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Stock or cash upon settlement, vesting or other events with respect to Restricted Stock Units, Other Stock-Based Awards or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any election to defer the delivery of Common Stock or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code. The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or the Committee in respect thereof.

15.	Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Stock issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued under an Award, including (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

16.	Adjustment of and Changes in the Stock

(a) The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of shares of Common Stock subject to the limits set forth in Section 5, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, cash dividends), or any other event or transaction that affects the number or kind of shares of Common Stock outstanding. Such adjustment may be designed to comply with Section 424 of the Code or may be designed to treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company’s securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, performance criteria, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No fractional shares of Common Stock shall be issued or issuable pursuant to such an adjustment.

(b) In the event there shall be any other change in the number or kind of outstanding shares of Common Stock, or any stock or other securities into which such Common Stock shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected, which adjustments need not be uniform between different Awards or different types of Awards. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised, consistent with and as otherwise permitted under Section 409A of the Code, and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

(c) In the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may take one or more of the following actions, which may vary among individual Participants or among Awards held by any individual Participant: (i) arrange for the assumption of an outstanding Award by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such Option or Stock Appreciation Right, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code; (ii) provide for the issuance of substitute awards by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any) that will substantially preserve the otherwise applicable terms of the outstanding Award as determined by the Committee in its sole discretion; (iii) accelerate vesting or waive any forfeiture conditions; (iv) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of Participants thereunder shall terminate; or (v) make such other adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control. Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards or issue substitute awards upon the Change in Control, unless determined otherwise by the Committee, immediately prior to the Change in Control, all Awards that are not assumed, continued or substituted for shall be treated as follows effective immediately prior to the Change in Control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable and such Awards shall terminate upon the consummation of the Change in Control if not exercised, (B) in the case of any Award the vesting of which is in whole or in part subject to performance criteria or an Incentive Bonus, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse and the Participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the Committee, and (C) in the case of outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards (other than those referenced in subsection (B)), all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse. In no event shall any action be taken pursuant to this Section 16(c) that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.

(d) Notwithstanding anything in this Section 16 to the contrary, (i) in the event of a Change in Control, the Committee may provide for the cancellation and cash settlement of all outstanding Awards upon such Change in Control (including the cancellation for no consideration of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the per share consideration in such transaction), and (ii) in the event an Award Agreement or a written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, provides for more favorable treatment of an Award than is provided pursuant to this Section 16, the terms of such agreement or plan shall govern.

(e) Notwithstanding anything in this Section 16 to the contrary, an adjustment to an Option or Stock Appreciation Right under this Section 16 shall be made in a manner that will not result in the grant of a new Option or Stock Appreciation Right under Section 409A of the Code.

17.	Transferability

No Award may be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, (a) outstanding Options may be exercised following the Participant’s death by the Participant’s beneficiaries or as permitted by the Committee and (b) as permitted by the Committee, a Participant may transfer or assign an Award as a gift to any “family member” (as such term is defined in the General Instructions to Registration Statement on Form S-8) (an “Permitted Assignee”), provided that such Permitted Assignee shall be entitled to exercise assigned Options and Stock Appreciation Rights only during the lifetime of the assigning Participant (or following the assigning Participant’s death, by the Participant’s beneficiaries or as otherwise permitted by the Committee) and provided further that such Permitted Assignee shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award.

18.	Compliance with Laws and Regulations

(a) This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant’s name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Stock shall be issued or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Award is effective and current or the Company has determined, in its sole and absolute discretion, that such registration is unnecessary.

(b) In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to facilitate compliance with such foreign law or to minimize the Company’s obligations with respect to tax equalization for Participants employed outside their home country.

19.	Withholding

To the extent required by applicable federal, state, local or foreign law, the Committee may, or a Participant shall, make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Award or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant rights under an Award, to issue shares of Common Stock or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other Award held by the Participant, or by the Participant tendering to the Company cash or, if allowed by the Committee, shares of Common Stock.

20.	Amendment of the Plan or Awards

The Board may amend, alter, suspend or terminate this Plan, and the Committee may amend or alter any Award Agreement or other document evidencing an Award made under this Plan; however, except as provided pursuant to the provisions of Section 16, no such amendment shall, without the approval of the stockholders of the Company:

(a) increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

(b) extend the term of this Plan;

(c) change the class of Persons eligible to be Participants; or

(d) otherwise amend the Plan in any manner requiring stockholder approval by law or the rules of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would materially impair the rights of the holder of an Award without such holder’s consent; provided, however, that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. For the avoidance of doubt, Board approval will not be necessary for immaterial modifications to this Plan that are required for compliance with the laws of the relevant jurisdiction.

21.	No Liability of Company

The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board, the Committee and any delegate thereof shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, vesting, exercise or settlement of any Award granted hereunder.

22.	Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

23.	Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Nevada (without regard to its choice of law provisions) and applicable U.S. Federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

24.	No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries or its Affiliates to terminate any Participant’s employment, service on the Board or service at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary or its Affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries or its Affiliates.

25.	Specified Employee Delay

To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon Separation from Service before the date that is six months after the specified employee’s Separation from Service (or, if earlier, the specified employee’s death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the date that is six months plus one day following the specified employee’s Separation from Service (or, if earlier, as soon as administratively practicable after the specified employee’s death).

26.	No Liability of Committee Members

No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee nor for any mistake of judgment made in good faith. Members of the Board and members of the Committee acting under the Plan shall be fully protected in relying in good faith upon the advice of counsel and upon the recommendations or advice of any officer or other employee of the Company and such consultants and accountants as the Committee may select. The Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s Articles of Incorporation and Bylaws (as each may be amended from time to time), as a matter of law, pursuant to any individual agreement or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

27.	Severability

If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

28.	Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

29.	Clawback/Recoupment

Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by Rule 10D-1 under the Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Company.

30.	Beneficiary Designation

Participants may designate beneficiaries with respect to Awards under the Plan in accordance with the procedures determined by the Committee. In the absence of a beneficiary designation, a Participant’s estate will be the deemed beneficiary.

31.	Interpretation

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” “but not limited to,” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. The word “or” is not exclusive. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Article VII of Odyssey’s Articles of Incorporation provides that Odyssey is authorized to indemnify directors, officers, employees, and agents to the full extent allowed for under the Nevada Business Corporation Act.

Article XI of Odyssey’s Articles of Incorporation provides that no director, officer or stockholder of Odyssey shall be personally liable for damages for breach of fiduciary duty as a director or officer; provided, that this provision shall not eliminate liability of a director or officer for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law or payments or distributions in violation of Nevada law.

Nevada Revised Statutes Section 78.138 currently provides that a director or officer will not be individually liable to the corporation, its stockholders, or its creditors unless it is proven that (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (b) such breach involved intentional misconduct, fraud or a knowing violation of the law. To the extent that Article XI of our articles of incorporation would be deemed to be inconsistent with Section 78.138, the provisions of such statute should control.

Additionally, Nevada Revised Statutes Sections 78.7502 and 78.751 permit us to indemnify our directors and officers as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Section 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he (a) is not liable pursuant to 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2 above, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

4. Any discretionary indemnification under subsections 1 and 2 above, unless ordered by a court or advanced pursuant to subsection 5 below, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  by the stockholders;

(b)  by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)  if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)  if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Nevada Revised Statutes Section 78.7502 and Section 78.751:

(a)  does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 1 or 2 above or for the advancement of expenses made pursuant to subsection 5 above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

(b)  continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors and administrators of such a person.

We may also purchase and maintain insurance on behalf of our directors, officers, employees, and agents for any liability asserted against such persons and liability or expenses incurred by such persons in their capacity as a director, officer, employee, or agent, or arising out of status as such, whether or not the company has the authority to indemnify such persons against such liability and expenses.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1†	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed April 8, 2026).

2.2^	Amendment No. 1 to Agreement and Plan of Merger

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the year ended February 28, 2001).

3.2	Certificate of Amendment filed with the Nevada Secretary of State on June 6, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K filed June 7, 2011).

3.3	Certificate of Amendment filed with the Nevada Secretary of State on February 18, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K filed February 19, 2016).

3.4	Certificate of Change filed with the Nevada Secretary of State on February 18, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Report on Form 8-K filed February 19, 2016).

3.5	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K dated February 28, 2006).

3.6	Amendment to Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K filed August 15, 2017).

4.1	Reference is hereby made to Exhibits 3.1 through 3.6.

4.2	Form of Tranche I Warrant to Purchase Common Stock dated December 1, 2023 (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K filed December 4, 2023).

4.3	Form of Tranche II Warrant to Purchase Common Stock dated December 1, 2023 (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K filed December 4, 2023).

4.4	Form of Warrant Agreement between the Company and each investor named therein (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K filed June 10, 2022).

5.1^	Opinion of Akerman LLP regarding the validity of the securities being registered.

8.1^	Opinion of Allen Overy Shearman Sterling US LLP regarding certain tax matters.

10.1††	2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Report on Form 8-K dated August 3, 2005).

10.2††	Employment Agreement dated August 7, 2014, between the Company and Mark D. Gordon (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014).

10.3††	2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated January 2, 2015).

10.4††	2019 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A dated April 24, 2019).

10.5	Note and Loan Agreement dated April 16, 2020, between Odyssey Marine Exploration, Inc. and Fifth Third Bancorp (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed April 22, 2020).

10.6	Loan Authorization, Note and Security Agreement dated May 16, 2020 and executed on June 26, 2020 between Odyssey Marine Exploration, Inc. and the U.S. Small Business Administration (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed June 30, 2020).

Exhibit No.	Description

10.7	Third Amended and Restated International Claims Enforcement Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed June 17, 2021).

10.8	Form of Subscription Agreement between the Company and each investor named therein (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed June 10, 2022).

10.9	Form of Contribution Agreement among Odyssey Marine Exploration, Inc., Odyssey Minerals Cayman Limited, and Ocean Minerals, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K filed June 5, 2023).

10.10	Note and Warrant Purchase Agreement dated December 1, 2023 (incorporated by reference Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 4, 2023).

10.11	Executive Compensation Plan dated July 8, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 8, 2024).

10.12	Executive Severance Plan dated August 5, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 8, 2024).

10.13	Amendment to Note and Warrant Purchase Agreement dated December 20, 2024 (incorporated by reference to Exhibit 10.03 to the Company’s Current Report on Form 8-K filed December 23, 2024).

10.14	Amended and Restated Joint Venture Agreement dated February 27, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 27, 2026).

10.15	Form of AOM PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 8, 2026).

10.16	Form of AOM PIPE Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 8, 2026).

10.17	Form of Odyssey Note Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 8, 2026).

10.18	Form of Odyssey Transaction Support Agreement (incorporated by reference to Annex A-1)

10.19	Form of AOM Transaction Support Agreement (incorporated by reference to Annex A-1)

10.20^†	Form of OML Equity Exchange Agreement

10.21^†	CIC Limited Note Purchase Agreement

10.22^†	CIC LLC Note Purchase Agreement

10.23^	CIC Shared Services Agreement

10.24^†	OML Unit Purchase Agreement

10.25^	OML Debt Assignment Agreement

10.26^†	Royalty Agreement with AOM Area 1, LLC

10.27^†	Royalty Agreement with AOM Area 2, LLC

10.28^†	Royalty Agreement with AOM Area 3, LLC

10.29^†	Revenue Participation Agreement with CIC Limited and CIC LLM

10.30^†	Revenue Participation Agreement with Moana Minerals Limited and Ocean Minerals, LLC

10.31^†	Royalty Assignment and Assumption Agreement

Exhibit No.	Description

10.32^†	Sale and Assignment Agreement with MHCI

10.33^†	Sale and Assignment Agreement with MHCI II

10.34^†	Sale and Assignment Agreement with Provident

10.35^†	Sale and Assignment Agreement with TMH

10.36^††	Employment Agreement between Mark B. Justh and AOM.

10.37^††	Employment Agreement between Paul H. Warmé and AOM.

10.38^	Amendment to Odyssey Note Purchase Agreement.

10.39^	Amendment to CIC LLC Note Purchase Agreement.

21.1^	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed March 31, 2026).

23.1*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Grant Thornton LLP, Independent Accountants.

23.3*	Consent of Grant Thornton LLP, Independent Accountants.

23.4*	Consent of Grant Thornton LLP, Independent Accountants.

23.5^	Consent of RSC Consulting Ltd.

23.6^	Consent of RSC Consulting Ltd.

23.11^	Consent of Dr. Simon Nielsen, QP

23.12^	Consent of Akerman LLP (included in Exhibit 5.1).

23.13^	Consent of Allen Overy Shearman Sterling LLP (included in Exhibit 8.1)

24.1	Power of Attorney (included on the signature page of the Registration Statement).

96.1^	Initial Assessment and Technical Report Summary for the EL1 Cook Islands Polymetallic Nodule Deposit, South Pacific Ocean, prepared by RSC Consulting Ltd and Dr. Simon Nielsen for CIC Limited, effective December 31, 2025, as issued on February 9, 2026, and revised on September 3, 2026.

96.2^	Initial Assessment and Technical Report Summary for the EL3 Cook Islands Polymetallic Nodule Deposit, South Pacific Ocean, prepared by RSC Consulting Ltd for Moana Minerals Ltd., effective December 31, 2025, as issued on May 6, 2026, and revised on September 3, 2026.

99.1*	Form of Proxy Card of Odyssey Marine Exploration, Inc.

99.2*	Consent of Moelis & Company LLC.

107^	Filing fee table.

†	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Odyssey hereby undertakes to furnish copies of any of the omitted schedules upon request by the SEC.
††	Management contract or compensatory plan.
^	Previously filed.
*	Filed herewith.
**	To be filed by amendment.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the o reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

I.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tampa, Florida on October 6, 2026.

ODYSSEY MARINE EXPLORATION, INC.

By:	/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:

/s/ Mark D. Gordon Mark D. Gordon	Chairman of the Board and Chief Executive Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)	October 6, 2026

/s/ Mark B. Justh Mark B. Justh	Lead Director	October 6, 2026

/s/ Larissa Pommeraud Larissa Pommeraud	Director	October 6, 2026

/s/ Jon D. Sawyer Jon D. Sawyer	Director	October 6, 2026

/s/ Todd E. Siegel Todd E. Siegel	Director	October 6, 2026